

File No. 82-2954

November 17, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Madam/Sir:

Subject **Molson Inc. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by endorsing the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-mail: cxgagnon@molson.com


PROCESSED
NOV 19 2004
THOMSON
FINANCIAL

Encl.

EXHIBIT LIST

File No. 82-2954

Exhibit No.	Description	Date	Page
506	▪ Notice of Special Meeting & Record Date to approve an arrangement under Section 192 of the CBCA to effect the combination of the Molson Inc. and Adolph Coors Company	Nov. 12/04	003
	▪ Press Release "Molson and Coors File Revised Preliminary Proxy/Management Information Circular"	Nov. 12/04	004
	▪ Revised Preliminary Proxy Statement filed with the SEC and on SEDAR	Nov. 12/04	006

November 12th, 2004

Filing Jurisdiction(s):

X	British Columbia	X	New Brunswick	X	CDNX - BC
X	Alberta	X	Nova Scotia	X	CDNX - AB
X	Saskatchewan	X	Prince Edward Island	X	WSE
X	Manitoba	X	Newfoundland	X	TSE
X	Ontario	X	North West Territories		ME
X	Quebec	X	Yukon		CDN - OTC
		X	Nunavut	X	CDNX

RE: Molson Inc. Class A ISIN: CA6087103074
Molson Inc. Class B ISIN: CA6087104064

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with the Special Meeting of shareholders of Molson Inc., to approve an arrangement under Section 192 of the *Canada Business Corporations Act* to effect the combination of the Molson Inc. and Adolph Coors Company.

DATE OF MEETING:	Expected to be in late December 2004 or early January 2005.
RECORD DATE FOR NOTICE:	November 22nd, 2004
RECORD DATE FOR VOTING:	November 22nd, 2004
BENEFICIAL OWNERSHIP DETERMINATION DATE:	November 22nd, 2004
SECURITIES ENTITLED TO NOTICE:	Class A and Class B
SECURITIES ENTITLED TO VOTE:	Class A and Class B
ROUTINE BUSINESS ONLY:	No

Yours very truly,
CIBC MELLON TRUST COMPANY

(signed) Jeannine Rigon
Manager
Client Relations
Tel: (514) 285-3613





Molson and Coors File Revised Preliminary Proxy/Management Information Circular

Companies set record date

MONTREAL, Canada, and GOLDEN, Colorado, November 12, 2004 -- Molson Inc. (TSX: MOL.A) and Adolph Coors Company (NYSE: RKY) today announced that Coors has filed a revised preliminary proxy statement/management information circular with the U.S. Securities and Exchange Commission (SEC) in connection with the companies' proposed merger of equals. This second filing is in response to comments received from the SEC pertaining to the initial filing made on September 17, 2004. The amended filing can be viewed at the following websites: www.sec.gov, www.molsoncoors.com and at www.sedar.com. Molson will file the definitive document with Canadian securities regulators, once the SEC has cleared the Coors filing.

The filing today is meant to be consistent with the timeline both companies previously put forward, which projects shareholder votes and a transaction closing before the end of 2004 or early in 2005.

Notice of Record Date
Molson Inc. and Adolph Coors Company have set the close of business on November 22, 2004 as the record date for determining Molson and Coors shareholders entitled to receive a notice of, and to vote at, the respective special meetings of shareholders to approve the proposed merger. The date of the special meetings has not yet been set.

About Molson Inc.

Molson is Canada's largest brewer and one of the world's leading brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with CAN$3.5 billion in gross annual sales, Molson traces its roots back to 1786, making it North America's oldest beer company. Committed to brewing excellence, Molson produces an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, A Marca Bavaria, Kaiser and Bavaria. For more information on Molson Inc., please visit the company's website at www.molson.com.

About Adolph Coors Company

Founded in 1873, Adolph Coors Company is the world's eighth-largest brewer, with $5.4 billion in annual gross sales. Its principal subsidiary is Coors Brewing Company, the third-largest brewer in the U.S., with a beverage portfolio that includes Coors Light, Coors, Aspen Edge, Killian's, Zima XXX and the Keystone family of brands. The company's operating unit in the United Kingdom, Coors Brewers Limited, is the U.K.'s second-largest brewer, with brands that include Carling -- the best-selling beer in the U.K. -- Grolsch, Worthington's, Reef and the recently launched Coors Fine Light Beer. For more information on Adolph Coors Company, please visit the company's website at www.coors.com.

Contacts

For Molson Inc.:
Investors
Danielle Dagenais
514-599-5392

Media
Sylvia Morin
514-590-6345

For Coors:
Investors
Dave Dunnewald
303-279-6565

Kevin Caulfield
303-277-6894

Media
Laura Sankey
303-277-5035

This press release includes "forward-looking statements" within the meaning of the U.S. federal securities laws. Forward-looking statements are commonly identified by such terms and phrases as "would", "may", "will", "expects" or "expected to" and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Adolph Coors Company and Molson Inc. (separately and together the "Companies"). Such statements include, but are not limited to, statements about the anticipated benefits, savings and synergies of the merger between Adolph Coors Company and Molson Inc., including future financial and operating results, Coors' and Molson's plans, objectives, expectations and intentions, the markets for Coors' and Molson's products, the future development of Coors' and Molson's business, and the contingencies and uncertainties to which Coors and Molson may be subject and other statements that are not historical facts. The press release also includes information that has not been reviewed by the Companies' independent auditors. There is no assurance the transaction contemplated in this release will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this press release are expressly qualified by information contained in each company's filings with regulatory authorities. The Companies do not undertake to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required approvals of the merger on the proposed terms and schedule; the failure of Coors and Molson stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; and disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Coors' and Molson's results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Coors with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). Neither Coors nor Molson undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Coors has filed preliminary joint proxy statement/management information circular regarding the proposed transaction with the Securities and Exchange Commission. Stockholders are urged to read the definitive joint proxy statement/management information circular when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/management information circular, as well as other filings containing information about Coors, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/management information circular and the filings with the Securities and Exchange Commission that will be incorporated by reference in the definitive joint proxy statement/management information circular can also be obtained, without charge, by directing a request to Adolph Coors Company, 311 10th Street, Golden, Colorado 80401, Attention: Investor Relations, (303) 279-6565. The respective directors and executive officers of Coors and Molson and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Coors's and Molson's directors and executive officers, and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement/management information circular filed with the Securities and Exchange Commission.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☒ Preliminary Proxy Statement
☐ **Confidential, For Use of the Commission Only (as permitted by Rule 14(a)-6(e)(2))**
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to §240.14a-12

ADOLPH COORS COMPANY

(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☐ No fee required.
☒ Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

(1) Title of each class of securities to which transaction applies:

Class A non-voting shares of Molson Inc. (including associated options)

Class B common shares of Molson Inc.

(2) Aggregate number of securities to which transaction applies:

113,606,907 Class A non-voting shares of Molson Inc. (including shares issuable upon exercise of outstanding options to purchase Class A non-voting shares), which represents the number of such shares to be exchanged, in a series of transactions, for shares representing interests in the combined company pursuant to the Combination Agreement (the "Combination Agreement"), dated July 21, 2004, by and among Adolph Coors Company, Molson Coors Canada Inc. and Molson Inc.

19,986,022 Class B common shares of Molson Inc., which represents the number of such shares to be exchanged, in a series of transactions, for shares representing interests in the combined company pursuant to the Combination Agreement

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

$25.71 per Class A non-voting share of Molson Inc., which is the average of the high and low sales prices reported on the Toronto Stock Exchange for such shares on September 13, 2004, converted to U.S. dollars by applying the exchange rate on such date, which was 0.7692 U.S. dollars for each Canadian dollar (the "Exchange Rate")

$25.79 per Class B common share of Molson Inc., which is the average of the high and low sales prices reported on the Toronto Stock Exchange for such shares on September 13, 2004, converted to U.S. dollars by applying the Exchange Rate

(4) Proposed maximum aggregate value of transaction:

$3,436,728,815, which is the maximum value calculated pursuant to Rule 0-11 of the Exchange Act of 1934, as amended

(5) Total fee paid:

$435,434

☒ Fee paid previously with preliminary materials.
☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount previously paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

MOLSON 

• , 2004

Dear Molson shareholders and optionholders and Coors stockholders:

Enclosed are proxy materials with important facts about the proposed merger of equals of Molson Inc. and Adolph Coors Company and why we believe the merger is the right decision for both companies. Since the completion of the merger transaction requires approval of Molson shareholders and Coors stockholders, YOUR VOTE IS IMPORTANT. Molson optionholders will vote separately on the exchange of their options for options of the combined company and not on the merger transaction itself. We urge you to read the enclosed materials carefully and to promptly vote by following the instructions shown on the appropriate enclosed proxy card.

The Molson and Coors boards of directors have concluded that this combination offers significant achievable benefits to our shareholders and builds on the solid existing business relationship between Molson and Coors. Each board recommends that you vote **FOR** the merger transaction.

The merger will create one of the world's largest brewers, Molson Coors Brewing Company, with the operational scale and financial strength necessary to compete more effectively in today's consolidating market. Together, we would be the world's fifth largest brewing company by volume, with combined beer sales of 60 million hectoliters, or 51 million barrels, and a strong foundation of established brands in four of the world's top ten beer markets. We estimate that Molson's former shareholders and Coors' stockholders will own approximately 55% and 45%, respectively, of the outstanding economic interest in the combined company upon completion of the merger transaction. In addition, Molson Class A non-voting and Class B common shareholders, excluding Pentland Securities (1981), Inc., a company owned by Eric Molson and Stephen Molson, will receive a special dividend of Cdn.$3.26 per share, or a total of approximately Cdn.$381 million (U.S.$316 million), payable by Molson in connection with the plan of arrangement to Molson shareholders of record as of the last trading day immediately prior to the date of closing of the merger transaction. In the interest of demonstrating its support for the merger transaction, Pentland has waived any participation in the special dividend. Had Pentland not waived participation in the special dividend, the special dividend to be declared would have been Cdn.$3.00 per share instead of Cdn.$3.26 per share.

We expect annual cost savings resulting from the merger of approximately U.S.$50 million and U.S.$90 million in the first and second years, respectively, following the merger. Thereafter, we expect annual cost savings resulting from the merger of approximately U.S.$175 million.

We will build an enhanced growth platform, balance sheet and cash flow to fund future investment. The combined company will be able to make targeted investments in support of key brands and key markets, renewed investments in product innovations and disciplined capital improvements to drive productivity growth.

Both Molson and Coors have long-standing heritages in the brewing industry, but more is needed in today's increasingly global and highly dynamic brewing market. Together we can build a stronger, more adaptable company with the necessary scope, scale and financial strength to meet the challenges of a fast-changing industry.

We urge you to vote FOR the merger by promptly submitting your proxy—by signing, dating and returning the appropriate enclosed proxy card in the postage-paid envelope provided, or voting by telephone or via the Internet as described in the easy instructions included on your proxy card. Returning the proxy does not deprive you of your right to attend the special meeting and to vote your shares in person. Thank you for your consideration of this matter and your continued support.

Sincerely,

Daniel J. O'Neill
President and Chief Executive Officer
Molson Inc.

W. Leo Kiely III
President and Chief Executive Officer
Adolph Coors Company

If you are a Molson shareholder or optionholder with questions about the merger transaction or about how to submit your vote, please call Innisfree M&A Incorporated toll-free at:
• (English speakers)
• (French speakers)
(Banks and brokers may call collect at •).

If you are a Coors stockholder with questions about the merger transaction or about how to submit your vote, please call Georgeson Shareholder Communications Inc. toll-free at:
• .



MOLSON INC.

1555 NOTRE DAME STREET EAST
4th FLOOR
MONTRÉAL, QUÉBEC, CANADA, H2L 2R5
(•)

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF MOLSON INC. TO BE HELD ON • , 2004

A special meeting of the holders of Class A non-voting shares and Class B common shares of Molson Inc. ("Molson") will be held at • , on • , 2004 at • (Montréal time) for the following purposes:

1. To consider, pursuant to an interim order of the Superior Court, District of Montréal, Province of Québec dated • , 2004, and, if deemed advisable, to pass, with or without variation, a special resolution to approve an arrangement under Section 192 of the Canada Business Corporations Act to effect the combination of Molson and Adolph Coors Company ("Coors").

2. To transact other business that may properly come before the special meeting or any adjournment or postponement of the special meeting.

The arrangement is described in the attached document, which serves as (i) a management information circular in connection with Molson management's solicitation of proxies, and (ii) a proxy statement in connection with Coors' solicitation of proxies for the amendment of Coors' certificate of incorporation and the issuance of shares of common stock in connection with the arrangement. The full text of the Molson shareholders resolution is set forth as Annex A-I to the attached document. Molson's notice of application for the interim order and for a final order approving the arrangement and the full text of the interim order are set forth as Annex C to the attached document.

In accordance with the interim order referred to above, registered holders of Class A non-voting shares or Class B common shares of Molson may dissent from the arrangement. If the arrangement becomes effective, dissenting Molson shareholders will be entitled to be paid the fair value of their shares. Failure to comply strictly with the applicable dissent procedures may result in the loss or unavailability of any right to dissent.

The record date for receiving notice of, and voting securities at, the Molson special meeting is • , 2004. If you were a registered shareholder of Molson at the close of business on the record date, you are entitled to vote at the special meeting. If you are a non-registered holder of Molson shares, please read the instructions from your broker or other intermediary regarding how to vote your Molson shares.

Your vote is important. Whether or not you plan to attend the special meeting in person, you are urged to complete, sign, date and return the appropriate enclosed form of proxy to Molson or vote by telephone or via the Internet as indicated in your proxy form.

By Order of the Board of Directors

Eric H. Molson
Chairman of the Board
• , 2004

MOLSON

MOLSON INC.

1555 NOTRE DAME STREET EAST
4th FLOOR
MONTRÉAL, QUÉBEC, CANADA, H2L 2R5
(•)

NOTICE OF MEETING OF OPTIONHOLDERS OF MOLSON INC.

TO BE HELD ON • , 2004

A meeting of the holders of options to purchase Class A non-voting shares of Molson Inc. ("Molson") will be held in the John Molson Room located at 1670 Notre-Dame Street East, Montréal, Québec, on • , 2004 at • (Montréal time) for the following purposes:

1. To consider, pursuant to an interim order of the Superior Court, District of Montréal, Province of Québec dated • , 2004, and, if deemed advisable, to pass, with or without variation, a Molson optionholders resolution to approve those provisions of the arrangement under Section 192 of the Canada Business Corporations Act which effect the exchange of options to purchase Class A non-voting shares of Molson for options to purchase shares of Class B common stock of Molson Coors Brewing Company.

2. To transact other business that may properly come before the meeting or any adjournment or postponement of the meeting.

The arrangement is described in the attached document, which serves as (i) a management information circular in connection with Molson management's solicitation of proxies, and (ii) a proxy statement in connection with Coors' solicitation of proxies for the amendment of Coors' certificate of incorporation and the issuance of shares of common stock in connection with the arrangement. The full text of the Molson optionholders resolution is set forth as Annex A-II to the attached document. Molson's notice of application for the interim order and for a final order approving the arrangement and the full text of the interim order are set forth as Annex C to the attached document.

The record date for receiving notice of, and voting securities at, the meeting of optionholders is • , 2004. If you were an optionholder of Molson at the close of business on the record date, you are entitled to vote at the meeting.

Your vote is important. Whether or not you plan to attend the meeting in person, you are urged to complete, sign, date and return the appropriate enclosed form of proxy to Molson or vote by telephone or via the Internet as indicated in your proxy form.

By Order of the Board of Directors

Eric H. Molson
Chairman of the Board
• , 2004

Coors

ADOLPH COORS COMPANY

311 10th Street
Golden, Colorado 80401
(•)

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON • , 2004

To our stockholders:

You are cordially invited to attend a special meeting of stockholders of Adolph Coors Company ("Coors"), which will be held at • (local time), on • , 2004 at Coors Brewing Company in the Sixth Floor Auditorium in the Brewery Complex, 12th and Ford Streets, Golden, Colorado 80401 to consider and vote on:

- a proposal to adopt a restated certificate of incorporation of Coors in the form attached as Annex G to the enclosed document, which we refer to as the charter amendment proposal, such approval to include, among other things, the following proposals:

1. to change the company's name to "Molson Coors Brewing Company" from "Adolph Coors Company";
2. to increase the number of authorized shares of Class A common stock and Class B common stock to 500,000,000 for each class;
3. to authorize the creation of one share each of special Class A voting stock and special Class B voting stock, through which the holders of Class A exchangeable shares and Class B exchangeable shares described in this proxy statement, respectively, will exercise their voting rights with respect to the combined company;
4. to provide that holders of Class B common stock and special Class B voting stock may not take action by written consent;
5. to include additional governance and corporate actions among the actions requiring the approval of the holders of the Class A common stock and the special Class A voting stock (acting upon the instructions of the holders of Class A exchangeable shares), voting as a single class;
6. to provide that no dividend may be declared or paid on the Class A common stock or Class B common stock unless an equal dividend is declared or paid on the Class B common stock or Class A common stock, as applicable;
7. to provide that shares of Class A common stock will be convertible at the election of the holder into shares of Class B common stock;
8. to provide that shares of Class B common stock will be convertible into shares of Class A common stock in limited circumstances relating to specified offers which are not made to holders of Class B common stock;
9. to provide that holders of the Class B common stock and the special Class B voting stock (acting upon the instructions of the holders of Class B exchangeable shares), voting as a single class, will be entitled to elect three members of the Molson Coors board of directors;

10. to provide for a nominating committee, related nominating procedures and procedures for filling vacancies on the Molson Coors board of directors not previously provided for in the existing Coors certificate of incorporation;

11. subject to the right of the holders of Class B common stock and special Class B voting stock (acting upon the instructions of the holders of Class B exchangeable shares) to vote on any charter amendment to increase or decrease the authorized number of shares of Class B common stock, to provide that the number of authorized shares of any class of stock of Molson Coors may be increased or decreased by the affirmative vote of the holders of Class A common stock and special Class A voting stock (acting upon the instructions of the holders of Class A exchangeable shares), voting together as a single class;

12. to provide that the size of the Molson Coors board of directors shall be determined by resolution of the Molson Coors board of directors in accordance with the bylaws;

13. to provide that (i) any director may be removed, with cause, by a vote of holders of a majority of the voting power of the Class A common stock, special Class A voting stock (acting upon the instructions of the holders of Class A exchangeable shares), Class B common stock and special Class B voting stock (acting upon the instructions of the holders of Class B exchangeable shares), voting together as a single class and (ii) any director may be removed, without cause, by a vote of the holders of a majority of the voting power of the class or classes that elected the director;

14. to provide that the power of the Molson Coors board of directors to amend the Molson Coors bylaws may be limited by a provision of the bylaws in effect as of the date of the filing of the restated certificate of incorporation of Molson Coors; and

15. to provide that, except as otherwise provided in the bylaws, Molson Coors shall be required to indemnify a person otherwise entitled to indemnification pursuant to the Molson Coors restated certificate of incorporation in connection with a proceeding commenced by such person only if the commencement of such proceeding was authorized by the Molson Coors bylaws, any written agreement between such person and Molson Coors, or in the specific case by the Molson Coors board of directors;

- a proposal to approve the issuance, which we refer to in this document as the Coors share issuance, of shares of Class A common stock, Class B common stock, special Class A voting stock and special Class B voting stock (and any shares convertible into or exchangeable for shares of that stock) as contemplated by the combination agreement, dated as of July 21, 2004, as amended, by and among Coors, Molson Coors Canada Inc. and Molson Inc., which agreement is attached as Annex B to the attached document, and the plan of arrangement referred to in that agreement, a form of which is attached as Annex D to the attached document; and

- any other matters as may properly come before the special meeting and any adjournment or postponement of the special meeting, including any proposal to adjourn the meeting to solicit additional proxies in favor of the foregoing proposals.

All of the proposed amendments to the certificate of incorporation and the Coors share issuance are described in the attached document, which serves as (i) a proxy statement under applicable U.S. securities laws in connection with Coors' solicitation of proxies, and (ii) a management information circular for Molson in connection with the combination of Molson and Coors.

The record date for receiving notice of, and voting shares at, the Coors special meeting is November 22, 2004. At the special meeting or any adjournment or postponement of the special meeting, holders of record of shares of Class A common stock and Class B common stock of Coors at the close of business on the record date are entitled to vote, as separate classes, with respect to the charter amendment proposals set forth in the first bullet point and proposal nos. 2 to 9, 11 and 13. The holders of record of shares of Class A common stock of Coors at the close of business on the record

date are entitled to vote with respect to proposal nos. 1, 10, 12, 14, 15, the Coors share issuance and other matters as may come before the special meeting and/or any adjournment or postponement thereof.

None of the proposed amendments to the existing certificate of incorporation of Coors or the proposed Coors share issuance will be implemented unless all are approved and the merger transaction is completed.

Your vote is important. Whether or not you plan to attend the special meeting, you are urged to complete, date, sign and return the enclosed proxy in the accompanying envelope or submit your proxy by telephone or via the Internet in accordance with the instructions included with the proxy card. If your shares are held by a broker or other intermediary, please read the instructions from your broker or other intermediary regarding how to vote your Coors shares.

By Order of the Board of Directors

Peter H. Coors
Chairman

Golden, Colorado
• , 2004

MOLSON INC.
1555 NOTRE DAME STREET EAST
4th FLOOR
MONTRÉAL, QUÉBEC H2L 2R5
(514) •

ADOLPH COORS COMPANY
311 10th STREET
GOLDEN, COLORADO 80401
(303) •

JOINT PROXY STATEMENT/MANAGEMENT INFORMATION CIRCULAR

• , 2004

This document is being furnished to shareholders and optionholders of Molson Inc., a corporation incorporated under the laws of Canada, in connection with the solicitation of proxies by management of Molson for use at the special meeting of the Molson shareholders, to be held at • , on • , 2004 at • (Montréal time), the separate meeting of Molson optionholders, to be held in the John Molson Room located at 1670 Notre-Dame Street East, Montréal, Québec, on • , 2004 at • (Montréal time) and any adjournment or postponement of these meetings.

This document is also being furnished to holders of common stock of Adolph Coors Company, a Delaware corporation, in connection with the solicitation of proxies by the board of directors of Coors for use at the special meeting of Coors stockholders to be held at Coors Brewing Company in the Sixth Floor Auditorium in the Brewery Complex, 12th and Ford Streets, Golden, Colorado 80401, on • , 2004 at • (local time), and any adjournment or postponement of the special meeting.

Our respective boards of directors unanimously recommend a merger-of-equals transaction between Molson and Coors under which, among other things:

- Adolph Coors Company will change its name to "Molson Coors Brewing Company" and amend its certificate of incorporation and bylaws to implement the proposed merger transaction, including amending the terms of Coors common stock and adding a right for the holders of Molson Coors Class B common stock to elect three directors;
- Molson Class A non-voting and Class B common shareholders, other than Pentland Securities (1981), Inc., a company owned by Eric Molson and Stephen Molson, and its subsidiaries, which we refer to collectively as Pentland in this document, will receive a special dividend of Cdn.$3.26 per share, payable by Molson in connection with the plan of arrangement to Molson shareholders of record as of the last trading day immediately prior to the date of closing of the merger transaction. In the interest of demonstrating its support for the merger transaction, Pentland has waived any participation in the special dividend;
- each Molson share will, through a series of exchanges, be exchanged for the equivalent of 0.360 of a share of Molson Coors common stock and/or exchangeable shares of Molson Coors Canada Inc., a subsidiary of Molson Coors, as described in the enclosed document; and
- Coors stockholders will retain their shares, which will remain outstanding as shares of Molson Coors.

This document and the accompanying form of proxy and letter of transmittal will first be mailed to shareholders and optionholders of Molson and stockholders of Coors on or about • , 2004 and is dated • , 2004. You should not assume that the information contained in this document is accurate as of any date other than that date, and the mailing of this document to you does not create any implication to the contrary.

Please see the section entitled "Risk Factors" beginning on page 46 for considerations relevant to approval of the resolution and proposals to be considered at the Molson and Coors special meetings and an investment in the securities referred to in this document.

The securities to be issued in connection with the merger transaction described in this document have not been approved or disapproved by the U.S. Securities and Exchange Commission or any securities regulatory authority of any state of the United States or province or territory of Canada, nor has the U.S. Securities and Exchange Commission or any securities regulatory authority of any state of the United States or province or territory of Canada passed on the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

The information concerning Coors contained or incorporated by reference in this document, including the attached annexes, has been provided by Coors, and the information concerning Molson contained or incorporated by reference in this document, including the attached annexes, has been provided by Molson. The information concerning Coors and Molson after the completion of the combination of the two companies and the information used to derive the pro forma financial information has been provided jointly by Coors and Molson.

You should rely only on the information contained or incorporated by reference in this document to vote your securities at your special meeting. No person is authorized to give any information or to make any representation not contained in this document and, if given or made, that information or representation should not be relied upon as having been authorized. This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

SUMMARY VOTING INSTRUCTIONS

IF YOU ARE A MOLSON SHAREHOLDER AND YOU SUPPORT THE PROPOSED MERGER OF MOLSON INC. AND ADOLPH COORS COMPANY, YOU SHOULD:

Ensure that your shares can be voted at the Molson meeting by submitting your proxy or contacting your broker.

- *If your Molson shares are registered in the name of your broker*: contact your broker in order to (a) obtain directions as to how to ensure that your shares are voted in favor of the proposed merger, and (b) confirm that your broker has instructions from you as to whether you wish to receive Molson Coors common stock or, if you are eligible to receive exchangeable shares, exchangeable shares, or a combination of both, pursuant to the merger.
- *If your Molson shares are registered in your name*: submit your proxy on or prior to [ ] by telephone, via the Internet or by signing, dating and returning the appropriate enclosed form of proxy in the envelope provided (which must be received on or prior to [ ]), so that your shares can be voted in favor of the proposed merger (instructions regarding telephone and Internet voting are included on the appropriate form of proxy).

Innisfree M&A Incorporated is acting as proxy solicitor for Molson. If you have any questions about the merger transaction or about how to vote your shares, please call Innisfree toll free at the following number: • (English speakers) • (French speakers).

IF YOU ARE A COORS CLASS B COMMON STOCKHOLDER AND YOU SUPPORT SOME OR ALL OF THE PROPOSALS THAT ARE NECESSARY FOR THE MERGER TRANSACTION AND THAT ARE DESCRIBED ON PAGES 13-14 (THE APPROVAL OF EACH OF WHICH IS A CONDITION TO THE COMPLETION OF THE PROPOSED MERGER OF MOLSON INC. AND ADOLPH COORS COMPANY), YOU SHOULD:

Ensure that your shares can be voted at the Coors meeting by submitting your proxy or contacting your broker.

- *If your shares of Coors Class B common stock are registered in the name of your broker:* contact your broker in order to obtain directions as to how to ensure that your shares are voted in favor of the proposals you wish to vote for.
- *If your shares of Coors Class B common stock are registered in your name:* submit your proxy on or prior to [ ] by telephone, via the Internet or by signing, dating and returning the enclosed form of proxy in the envelope provided (which must be received on or prior to [ ]), so that your shares can be voted in favor of the proposals you wish to vote for (instructions regarding telephone and Internet voting are included on the attached form of proxy).

Georgeson Shareholder Communications Inc. is acting as proxy solicitor for Coors. If you have any questions about the merger transaction or about how to vote your shares, please call Georgeson toll free at • .

All shareholders should review the information contained in this document, including the annexes. This document contains important information about Molson, Coors and the merger transaction.

Table of Contents

Reporting Currencies and Accounting Principles

The financial information regarding Molson, including Molson's audited consolidated financial statements, Molson's unaudited consolidated financial statements and the summaries of those consolidated financial statements, contained in this document are reported in Canadian dollars, unless otherwise indicated, and have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differs from U.S. generally accepted accounting principles ("U.S. GAAP") in certain significant respects. See Note 24 of the Molson audited consolidated financial statements and Note 12 of the Molson unaudited financial statements set forth in Annex R to this document for a reconciliation of Molson's shareholders' equity and net earnings to U.S. GAAP.

The financial information regarding Coors, including Coors' audited financial statements, Coors' unaudited financial statements and the summaries of those financial statements, contained in this document are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP. The unaudited pro forma financial statements of Molson Coors contained in this document are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP. These financial statements have not been prepared in accordance with Canadian GAAP and may not be comparable to financial statements of Canadian issuers.

In this document, unless otherwise stated, dollar amounts are expressed in either Canadian dollars (Cdn.$) or U.S. dollars (U.S.$).

Exchange Rates

Exchanging Canadian Dollars. The following table sets forth, for each period indicated, the high and low exchange rates for one Canadian dollar during that period, the average of the exchange rates during that period, and the exchange rate at the end of that period, in each case expressed in U.S. dollars, based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

	Nine months ended September 30,	Year ended December 31,				
	2004	2003	2002	2001	2000	1999
		(In U.S.$ per Cdn.$1)				
High	0.791	0.774	0.662	0.670	0.697	0.693
Low	0.716	0.635	0.620	0.624	0.641	0.654
Average	0.753	0.714	0.637	0.646	0.673	0.673
Period End	0.791	0.774	0.633	0.628	0.667	0.693

On July 21, 2004, the last trading day prior to the announcement of the merger transaction, the exchange rate for one Canadian dollar expressed in U.S. dollars, based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$0.7616. On • , 2004, the exchange rate for one Canadian dollar expressed in U.S. dollars, based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$ • .

Exchanging U.S. Dollars. The following table sets forth, for each period indicated, the high and low exchange rates for one U.S. dollar during that period, the average of the exchange rates during that period, and the exchange rate at the end of that period, in each case expressed in Canadian dollars, based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

	Nine months ended September 30,	Year ended December 31,				
	2004	2003	2002	2001	2000	1999
		(In Cdn.$ per U.S.$1)				
High	1.397	1.575	1.613	1.602	1.560	1.530
Low	1.265	1.292	1.511	1.493	1.435	1.444
Average	1.329	1.401	1.570	1.549	1.486	1.486
Period End	1.265	1.292	1.580	1.593	1.500	1.444

On July 21, 2004, the last trading day prior to the announcement of the merger transaction, the exchange rate for one U.S. dollar expressed in Canadian dollars, based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, was Cdn.$1.32. On • , 2004, the exchange rate for one U.S. dollar expressed in Canadian dollars, based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, was Cdn.$ • .

Recent Exchange Rates. The following table sets forth, for each period indicated, the high and low exchange rates for one U.S. dollar during that period, expressed in Canadian dollars and for one Canadian dollar during that period, expressed in U.S. dollars, respectively. The rates are based upon

the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

2004	November 1-November 8	October	September	August	July	June	May
	(In U.S.$ per Cdn.$1)						
High	0.839	0.820	0.791	0.772	0.764	0.746	0.737
Low	0.815	0.786	0.765	0.750	0.748	0.726	0.715
	(In Cdn.$ per U.S.$1)						
High	1.226	1.273	1.307	1.332	1.337	1.377	1.398
Low	1.193	1.219	1.265	1.296	1.309	1.341	1.357

Questions and Answers About the Merger Transaction and the Special Meetings

When we use the term "merger transaction" throughout this document, it means the transactions contemplated by the combination agreement and the other documents referred to in the combination agreement. When we refer to "Molson Coors" in this document, we are referring to the combined company following the completion of the merger transaction, which will be named Molson Coors Brewing Company. When we use the term "we" or "us", we are referring to Molson Coors after the merger transaction or, collectively, to Molson and Coors before the merger transaction. "Molson Coors Exchangeco" or "Exchangeco" refers to Molson Coors Canada Inc., a subsidiary of Molson Coors.

GENERAL QUESTIONS AND ANSWERS

Q: What are Molson and Coors proposing?

A: Molson and Coors are proposing to combine the two companies in a merger of equals to create Molson Coors Brewing Company. We refer to the merger transaction as a merger of equals because each company's controlling shareholder will share governance of the combined company through voting trust agreements, the companies have relatively equivalent market capitalization, and each company's shareholders will collectively have relatively equal ownership of the combined company. The merger transaction will feature the following steps:

- Coors, a Delaware corporation, will change its name to "Molson Coors Brewing Company" and amend its certificate of incorporation and bylaws to implement various features of the merger transaction, including changing some of the terms of Coors' common stock and adding a right for the holders of Molson Coors Class B common stock to elect three directors, all as described in this document.
- Molson Class A non-voting and Class B common shareholders, excluding Pentland, will receive a special dividend of Cdn.$3.26 per share, payable by Molson in connection with the plan of arrangement to Molson shareholders of record as of the last trading day immediately prior to the date of closing of the merger transaction. In the interest of demonstrating its support for the merger transaction, Pentland has waived any participation in the special dividend.
- All of Molson's shares will, through a series of exchanges, be exchanged for shares of Molson Coors common stock and/or exchangeable shares of Molson Coors Canada Inc., a subsidiary of Molson Coors, as described under "What will I receive in the merger transaction?" below.
- The Coors stockholders will retain their shares, which will remain outstanding as shares of Molson Coors.

The combination will be carried out in accordance with a combination agreement, dated as of July 21, 2004, as amended, by and among Molson, Coors and Molson Coors Exchangeco, and the documents referred to in that agreement.

Q: How do the Molson and Coors boards of directors recommend that I vote?

A: Molson's board of directors unanimously recommends that Molson's shareholders vote **FOR** the Molson shareholders resolution to approve the merger transaction and that Molson's optionholders vote **FOR** the Molson optionholders resolution. Coors' board of directors unanimously recommends that Coors stockholders vote **FOR** Coors' amendment of its certificate of incorporation and its share issuance necessary to implement the merger transaction.

Q: Why are Molson and Coors proposing to combine?

A: We believe that the trend toward consolidation in the international brewing industry will continue and that scale and ability to operate internationally will be increasingly essential to compete effectively. The proposed merger transaction builds on the strategic and cultural fit between the two companies and provides us with the added scale, resources and geographic coverage necessary to compete more effectively in this changing competitive environment. It leverages the solid existing business relationship between the two companies.

We expect the merger transaction to deliver immediate tangible benefits to shareholders through substantial synergies, including estimated annual cost savings resulting from the merger of approximately U.S.$50 million in the first year after the merger transaction, an incremental U.S.$40 million in the second year after the merger transaction (for a total savings of U.S.$90 million in the second year), and an incremental U.S.$85 million in the third year after the merger transaction (for a total savings of U.S.$175 million in the third year). Thereafter, we expect total annual cost savings resulting from the merger of approximately U.S.$175 million. While these cost savings estimates are based on management's estimates, information available currently and assumptions which we believe to be reasonable, there is no assurance that these cost savings and other benefits of the merger will be attained. We believe that the enhanced financial strength expected to result from the anticipated cost savings will provide the combined company with the opportunity to grow revenue through added investments in marketing and other support for key brands. We also believe that our larger operating scale and enhanced financial strength resulting from the merger transaction will create a platform for our continued value-added participation in the global brewing industry consolidation.

Q: Are there risks I should consider in deciding whether to vote for the proposed merger transaction?

A: Yes. The proposed merger is subject to a number of risks and uncertainties. We may not realize the benefits we currently anticipate, including the annual estimated cost savings described above, due to the challenges associated with integrating the companies. We may be unable to coordinate sales, distribution and marketing efforts to effectively promote the products of the combined company. Molson has recorded impairment charges and may have to take further impairment charges as a result of its Brazilian operations. The proposed governance arrangements of the combined company, which provide that voting control would be shared by Pentland and the Adolph Coors Jr. Trust dated September 12, 1969, which we refer to as the Coors Trust in this document, may result in stalemates between them. In addition, the proposed merger transaction is subject to the receipt of consents and approvals from government entities that could delay completion of the merger transaction or impose conditions on the combined company. Certain, but not all, of these regulatory approvals have already been received. See "Regulatory Matters" beginning on page 98 and other information included in this document.

Before deciding whether to vote for or against the proposed transaction, you should carefully consider these and other risks as well as the more detailed discussion of "Risk Factors" beginning on page 46 and other information included in this document.

Q: What will I receive in the merger transaction?

A: ***Molson Class A Shareholders.*** A holder of Molson Class A non-voting shares who is a Canadian resident for Canadian income tax purposes may elect to receive for each of those shares:

- 0.360 of a Class B exchangeable share of Molson Coors Exchangeco (and ancillary rights),
- through a series of exchanges, 0.360 of a share of Class B common stock of Molson Coors, or

- a combination of Class B exchangeable shares (and ancillary rights) and, through a series of exchanges, shares of Class B common stock.

A holder of Molson Class A non-voting shares with an address in Canada, as recorded on Molson's share register, who does not make any election will receive Class B exchangeable shares. A holder of Molson Class A non-voting shares with an address outside of Canada, as recorded on Molson's share register, who does not make any election will receive, through a series of exchanges, for each of those shares, 0.360 of a share of Class B common stock of Molson Coors.

Molson Class B Shareholders. A holder of Molson Class B common shares who is a Canadian resident for Canadian income tax purposes may elect to receive for each of those shares:

- 0.126 of a Class A exchangeable share and 0.234 of a Class B exchangeable share of Molson Coors Exchangeco (and ancillary rights),
- through a series of exchanges, an aggregate of 0.360 of a share of Molson Coors common stock, comprised of 0.126 of a share of Class A common stock and 0.234 of a share of Class B common stock, or
- a combination of exchangeable shares (and ancillary rights) and, through a series of exchanges, shares of Molson Coors common stock.

A holder of Molson Class B common shares with an address in Canada, as recorded on Molson's share register, who does not make any election will receive exchangeable shares. A holder of Molson Class B common shares with an address outside of Canada, as recorded on Molson's share register, who does not make any election will receive, through a series of exchanges, for each of those shares, an aggregate of 0.360 of a share of Molson Coors common stock comprised of 0.126 of a share of Class A common stock of Molson Coors and 0.234 of a share of Class B common stock of Molson Coors.

Molson shareholders will be paid cash in lieu of any fractional shares. Dissenting shareholders who properly exercise their dissent rights will be entitled to be paid the fair value of their shares.

Special Dividend to Molson Shareholders. Molson Class A non-voting and Class B common shareholders, excluding Pentland, will receive a special dividend of Cdn.$3.26 per share, or a total of approximately Cdn.$381 million (U.S.$316 million), payable by Molson in connection with the plan of arrangement to Molson shareholders of record as of the last trading day immediately prior to the date of closing of the merger transaction. Molson will issue a news release announcing the record date and closing date once they have been determined. In the interest of demonstrating its support for the merger transaction, Pentland has waived any participation in the special dividend. Had Pentland not waived participation in the special dividend, the special dividend to be declared would have been Cdn.$3.00 per share instead of Cdn.$3.26 per share.

Molson Optionholders. Options to purchase Class A non-voting shares of Molson will be exchanged for options to purchase shares of Molson Coors Class B common stock. The number of shares issuable upon the exercise of these options, and their applicable exercise prices, will be adjusted to take into account the 0.360 exchange ratio applicable to the merger transaction.

Coors Stockholders. Holders of shares of Class A common stock and Class B common stock of Coors will retain their shares, which will remain outstanding as shares of Molson Coors Class A common stock and Molson Coors Class B common stock, respectively, following the merger transaction. Some terms of the Coors common stock are being amended as a result of an amendment and restatement of Coors' certificate of incorporation, as described in this document, including adding a right for the holders of Molson Coors Class B common stock to vote as a class, together with a trustee holder of the special Class B voting stock (acting upon the instructions of the holders of Class B exchangeable shares), to elect three directors.

Coors Optionholders. Options to purchase shares of Class B common stock of Coors will remain outstanding as options to acquire shares of Class B common stock of Molson Coors.

Q: Why are exchangeable shares being offered to Canadian residents in the merger transaction?

A: The exchangeable share structure will provide an opportunity for shareholders of Molson who are eligible Canadian residents to make a tax election to defer Canadian income tax on any capital gain otherwise arising on the exchange of their Molson shares. In this document we refer to these exchangeable shares of Molson Coors Exchangeco as "exchangeable shares".

Each exchangeable share of Molson Coors Exchangeco is substantially the economic equivalent of a share of the corresponding class of Molson Coors common stock and is exchangeable at any time on a one-for-one basis for a share of the corresponding class of Molson Coors common stock. In addition, each holder of an exchangeable share will, through a trust agreement and special Molson Coors voting stock, effectively have the ability to cast votes along with holders of shares of the corresponding class of Molson Coors common stock.

Q: What is the difference between Class A and Class B shares of Molson Coors common stock?

A: Molson Coors Class A common stock will entitle holders to the right to vote for the election of 12 of the 15 members of the board of directors of the combined company and will otherwise be voting shares under Delaware law and the Molson Coors certificate of incorporation. Molson Coors Class B common stock will entitle holders the right to vote for the election of three of the 15 directors of the combined company and will be non-voting stock under Delaware law and the Molson Coors certificate of incorporation.

Q: What percentage of the combined company will the shareholders of Molson and Coors own?

A: Upon completion of the merger transaction, we estimate that Molson's former shareholders and Coors' stockholders will own approximately 55% and 45%, respectively, of the outstanding economic interest in the combined company. To reduce the dilution from the companies' stock option programs, we intend that Molson Coors will adopt a policy of purchasing, from time to time, subject to market conditions and when permitted by applicable law, shares of its Class B common stock in the open market following the completion of the merger transaction. We expect the number of shares purchased from time to time to have an aggregate market value approximately equal to the aggregate cash proceeds received in respect of exercised stock options (including replacement options issued in exchange for Molson options).

Q: What will be the effects of the amendments to Coors' certificate of incorporation?

A: As a result of the amendments to the certificate of incorporation of Coors in connection with the merger transaction, the number of authorized shares of Class A common stock and Class B common stock each will be amended to 500,000,000, and the relative rights, privileges and preferences of each class of common stock will be amended as described in this document, including to provide that:

- holders of the Class B common stock, together with a trustee holder of the special Class B voting stock (acting upon the instructions of the holders of Class B exchangeable shares), will be entitled to elect three of the 15 members of the board of directors of Molson Coors;
- holders of Class A common stock, together with a trustee holder of the special Class A voting stock (acting upon the instructions of the holders of Class A exchangeable shares), will elect 12 of the 15 members of the board of directors and have the right to vote as a class regarding corporate actions on which they are entitled to vote;
- shares of Class A common stock will be convertible at the election of the holder into shares of Class B common stock; and

- shares of Class B common stock will be convertible into shares of Class A common stock in limited circumstances relating to specified offers which are not made to holders of Class B common stock.

Q: What will be the quarterly dividend payable on the Molson Coors common stock and the exchangeable shares after the closing of the merger transaction?

A: Coors and Molson have agreed that Molson Coors will increase its dividend by adopting a policy of paying, subject to applicable law, a quarterly dividend on Molson Coors common stock equal to the quarterly dividend payable on the Molson shares in effect on July 21, 2004, subject to adjustment for (i) the exchange rate of U.S.$0.7616 per Canadian dollar on that date and (ii) the 0.360 exchange ratio. As a result, following completion of the merger transaction, Molson Coors' quarterly dividend rate is expected to be U.S.$0.317 per share. Coors' current dividend rate is U.S.$0.205 per share.

The quarterly dividend on exchangeable shares will be equal to the dividend on Molson Coors common stock and will be payable at the option of the holder in either U.S. dollars or Canadian dollars.

Q: Where will the shares of Molson Coors and the exchangeable shares be listed?

A: Coors and Molson have agreed to apply to the New York Stock Exchange and the Toronto Stock Exchange for the listing of the following classes of shares under the symbols set forth below:

Class of Securities	NYSE Symbol	TSX Symbol
Molson Coors Class A common stock	"•"	"TAP.A"
Molson Coors Class B common stock	"•"	"TAP.NV.B"
Class A exchangeable shares	—	"TPX.A"
Class B exchangeable shares	—	"TPX.NV.B"

Q: When do Molson and Coors expect to complete the merger transaction?

A: Molson and Coors will complete the merger transaction when all of the conditions to completion of the merger transaction have been satisfied or waived. Molson and Coors are working toward satisfying these conditions and completing the merger transaction as quickly as possible. Molson and Coors currently plan to complete the merger transaction during the fourth calendar quarter of 2004 or early in 2005. Because the merger transaction is subject to a number of other conditions, some of which are beyond Coors' and Molson's control, the exact timing cannot be predicted.

MOLSON SECURITYHOLDER QUESTIONS AND ANSWERS

Q: On what am I being asked to vote?

A: If you are a Molson shareholder, you are being asked to approve the Molson shareholders resolution relating to the merger transaction between Molson and Coors. If you are a Molson optionholder, you are being asked to approve the Molson optionholders resolution relating to the exchange of your options for options to purchase shares of Class B common stock of Molson Coors. The Molson shareholders resolution and the Molson optionholders resolution are attached as Annex A-I and A-II, respectively.

Q: What vote is required to approve the Molson shareholders resolution?

A: Approval of the Molson shareholders resolution will require the affirmative votes of not less than:

- 66⅔% of the votes cast at the Molson special meeting by holders of Molson Class A non-voting shares voting as a class, and

- 66⅔% of the votes cast at the Molson special meeting by holders of Molson Class B common shares voting as a class.

Each Molson Class A non-voting share and Class B common share is entitled to one vote on all matters scheduled to come before the Molson special meeting.

Pentland has committed to vote all of the Molson shares held by it in favor of the Molson shareholders resolution. As of the record date, Pentland (which is indirectly controlled by Eric H. Molson) owned 50.1% of the Molson Class B common shares.

Q: What vote is required to approve the Molson optionholders resolution?

A: Approval of the Molson optionholders resolution will require the affirmative votes of not less than 66⅔% of the votes cast at the Molson optionholders meeting by holders of Molson options.

Each holder of options to purchase Molson Class A non-voting shares will be entitled to one vote for each Molson Class A non-voting share that would be received upon a valid exercise of that holder's Molson options regardless of whether the options are currently exercisable.

All of the directors and executive officers of Molson have committed to vote all of the Molson options they hold in favor of the Molson optionholders resolution. As of the record date, Molson's directors and executive officers owned • % of the outstanding Molson options.

Q: If I am a shareholder, how do I vote on the Molson shareholders resolution and what do I do now?

A: First, please review the information contained in this document, including the annexes. This document contains important information about Molson, Coors and the merger transaction. It also contains important information about what the boards of directors of Molson and Coors considered in evaluating the merger transaction.

Second, please submit your proxy promptly by telephone, via the Internet or by signing, dating and returning the appropriate enclosed form of proxy in the envelope provided, so that your shares can be voted at the Molson special meeting. You may also attend in person and vote at the Molson special meeting, even if you have already submitted a proxy.

There are two forms of Molson proxies applicable to Molson shareholders: a [color] proxy applicable to Molson Class A non-voting shares and a [color] proxy applicable to Molson Class B common shares. If you hold more than one type of Molson shares, or if you hold shares in both registered and non-registered name, you will receive more than one form of proxy. **To ensure that all your shares are represented at the meeting, please submit a vote by telephone, via the Internet or by mail for each proxy form you receive.**

Q: If I am a Canadian resident, how do I get tax-deferred treatment?

A: If you are an eligible Canadian resident receiving exchangeable shares in the merger transaction, we will send you a tax election package by mail after completion of the merger transaction if you so elect in your letter of transmittal and election form. The tax election package will also be made available via the Internet on Molson's website at *www.molson.com/investors*. You must provide to Molson Coors Exchangeco, at the address indicated in the tax election package, two completed and signed copies of the applicable tax election forms on or before the 75th day after the effective date of the arrangement. For more information see "Material Income Tax Consequences—Material Canadian Federal Income Tax Consequences to Molson Shareholders" beginning on page 144.

Q: Do I need to send in my share certificates now?

A: You are not required to send your share certificates to validly cast your vote in respect of the merger transaction or to elect to receive exchangeable shares if you are a Canadian resident.

However, you must send in your share certificates in addition to the letter of transmittal and election form in order to receive certificates representing shares of Molson Coors common stock and/or exchangeable shares, which you will need in order to settle any trades of these shares or to receive dividends in respect of these shares. If you hold Molson shares that are registered in the name of a broker, investment dealer, bank, trust company or other nominee, you should contact that nominee for instructions about how to deliver your Molson shares.

Q: If I am an optionholder, how do I vote on the Molson optionholders resolution and what do I do now?

A: As an optionholder, you are entitled to vote on the Molson optionholders resolution relating to those provisions of the plan of arrangement which effect the exchange of your options for options to purchase shares of Molson Coors Class B common stock.

First, please review the information contained in this document, including the annexes. This document contains important information about Molson, Coors and the merger transaction.

Second, please submit your proxy promptly by telephone, via the Internet or by signing, dating and returning the appropriate enclosed form of proxy in the envelope provided, so that your options can be voted at the Molson optionholders meeting. You may also attend in person and vote at the Molson optionholders meeting, even if you have already submitted a proxy.

You should have received a [color] form of proxy applicable to Molson options. If you hold more than one type of Molson security, you will receive more than one form of proxy. **To ensure that all of your options are represented at the Molson optionholders meeting, please submit a vote by telephone, via the Internet or by mail for each proxy form you receive.**

Q: If I want to exercise my options, what do I do?

A: You are under no obligation to exercise your Molson options before the completion of the merger transaction. Molson options that have not been exercised prior to the effective time will be exchanged in the merger transaction for replacement options to acquire shares of Molson Coors Class B common stock, subject to passage of the Molson optionholders resolution. If you hold exercisable Molson options and wish to exercise them to acquire Molson Class A non-voting shares in order to receive exchangeable shares and/or Molson Coors common stock and the special dividend payable to Molson shareholders in connection with the plan of arrangement, you should exercise your options through your Solium E-SOAP account at *www.solium.com* or by telephone at the following toll-free number: • .

Q: What happens if I don't indicate how to vote on my proxy?

A: If you sign and send in your proxy but do not include instructions on how to vote your properly signed form, your securities will be voted FOR the Molson shareholders resolution or Molson optionholders resolution, as the case may be, and in accordance with management's recommendation with respect to amendments or variations of the matters set forth in the applicable notice of meeting or any other matters that may properly come before the Molson special meeting or the Molson optionholders meeting, as the case may be.

Q: Can I change my vote after I have mailed my signed proxy?

A. Yes. You can change your vote at any time before your proxy is voted at the Molson special meeting, if your proxy relates to the Molson shareholders resolution, or the Molson optionholders meeting, if your proxy relates to the Molson optionholders resolution. If you are a registered holder, you can do this in one of three ways:

- First, before the meeting, you can deliver a signed notice of revocation of proxy to the Secretary of Molson or to the offices of CIBC Mellon Trust Company at the addresses

specified below at any time up to and including the last business day before the meeting or deposit the revocation with the chairman of the meeting.

- Second, you can complete and submit a later-dated proxy form no later than 5:00 p.m. (Montréal time) on the last business day before the meeting.
- Third, you can attend the meeting and vote in person. Your attendance at the meeting alone will not revoke your proxy; rather you must also vote at the meeting in order to revoke your previously submitted proxy.

If you want to change your proxy directions by mail, you should send any notice of revocation or your completed new form of proxy, as the case may be, to Molson at either of the following addresses:

Molson Inc.
c/o Marie Giguère, Senior Vice-President,
Chief Legal Officer and Secretary
1555 Notre Dame Street East, 4th Floor
Montréal (QC) H2L 2R5
(Fax): ●

CIBC Mellon Trust Company
200 Queen's Quay East, Unit 6
Toronto (ON) M5A 4K9
(Fax): ●

You may also revoke or change your proxy by telephone or via the Internet by following the instructions set forth below under "Can I submit my proxy by telephone or electronically?"

If a broker holds your shares in "street name" and you have instructed a broker to vote your shares and wish to change your vote, you must follow directions received from your broker to change those instructions.

Q: Can I submit my proxy by telephone or electronically?

A: Yes, in most cases. To vote by telephone, please call the number shown on your proxy form from a touch-tone phone and follow the easy instructions. To vote via the Internet, please go to the website shown on your proxy form and follow the easy instructions on the screen.

Please note that you will need to refer to the control number indicated on your proxy form to identify yourself in the electronic voting system. Please also refer to the instructions on your proxy form for information regarding the deadline for voting your shares electronically.

Q: If my broker holds my shares in "street name", will my broker vote my shares for me?

A: Your broker will not vote your shares unless it receives your specific instructions. After carefully reading and considering the information contained in this document, including the annexes, please follow the directions provided by your broker with respect to voting procedures. Please ensure that your instructions are submitted to your broker in sufficient time to ensure that your votes are received by Molson on or before 5:00 p.m., Montréal time, on ● , 2004.

If you have instructed a broker to vote your shares and wish to change your vote, you must follow directions received from your broker to change those instructions.

Q: Am I entitled to dissent or appraisal rights?

A: Molson shareholders who properly exercise their dissent rights will be entitled to be paid the fair value of their shares. If you wish to dissent, you must provide to Molson, at the address specified above, a dissent notice prior to 5:00 p.m. (Montréal time) on the business day preceding the Molson special meeting. It is important that you strictly comply with this requirement, otherwise your dissent right may not be recognized. You must also strictly comply with the other requirements of the dissent procedure. Molson optionholders are not entitled to dissent rights unless they exercise their options and submit a dissent notice prior to this deadline.

Q: Are there risks I should consider in deciding whether to vote for the Molson resolutions?

A: Yes. As in any significant merger transaction, there are a number of risk factors to consider in connection with the merger transaction that are described in the section of this document entitled "Risk Factors" beginning on page 46.

Q: What are the Canadian and U.S. federal income tax consequences of the merger transaction to holders of Molson common stock?

A: **Canadian Residents.** The exchange of Molson shares for Molson Coors common stock, through a series of exchanges, and/or exchangeable shares will generally be a taxable event to a Canadian resident shareholder. However, if you are an eligible Canadian resident and exchange all or a portion of your Molson shares for consideration that includes exchangeable shares (and ancillary rights) and you make a valid tax election with Molson Coors Exchangeco, you may obtain a full or partial tax deferral (rollover) of any capital gain otherwise arising upon the exchange of those shares. For more information see "Material Income Tax Consequences—Material Canadian Federal Income Tax Consequences to Molson Shareholders" beginning on page 144.

United States Residents. The exchange of Molson shares for Molson Coors common stock, through a series of exchanges, in the merger transaction will be fully taxable for United States federal income tax purposes. For more information see "Material Income Tax Consequences—Material U.S. Federal Income Tax Consequences to Molson Shareholders" beginning on page 165.

Optionholders. The exchange of options to purchase Molson Class A non-voting shares for options to purchase shares of Molson Coors Class B common stock generally will not be a taxable event for a Canadian resident optionholder.

Q: What are the Canadian and U.S. federal income tax consequences of receiving the special dividend on Molson Shares?

A: **Canadian residents.** For Canadian resident individuals, the special dividend received on Molson shares will be required to be included in computing income and will be subject to the gross-up and dividend tax credit rules. For Canadian resident corporations, subject to the potential application of subsection 55(2) of the Canadian Tax Act, the special dividend received on Molson shares will generally be required to be included in computing income and will normally be deductible in computing taxable income. For more information see "Material Income Tax Consequences—Material Canadian Federal Income Tax Consequences to Molson Shareholders" beginning on page 144.

United States Residents. Molson intends to take the position that the gross amount of the special dividend paid to U.S. holders of Molson shares (including amounts withheld to reflect Canadian withholding taxes) will be treated as dividend income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. It is possible the special dividend could instead be treated as consideration paid by Molson in exchange for a portion of such U.S. holders' Molson shares for U.S. federal income tax purposes. Generally, the special dividend paid to U.S. holders of Molson shares will be subject to a 15% withholding tax under the Canadian Tax Act. For more information see "Material Income Tax Consequences—Material Canadian Federal Income Tax Consequences to Molson Shareholders" beginning on page C-7 and "Material Income Tax Consequences—Material U.S. Federal Income Tax Consequences to Molson Shareholders" beginning on page 165.

Q: Who can help answer my questions about the merger transaction?

A: Innisfree M&A Incorporated is acting as the proxy solicitor for Molson. If you have any questions about the merger transaction or about how to vote your shares or options, please call Innisfree toll

free at the following numbers: • (English speakers) • (French speakers). Banks and brokers may call collect at • .

Q: Are shareholder rights under Delaware law in respect of Molson Coors the same as under Canadian law in respect of Molson?

A: Although the rights and privileges of stockholders of a Delaware corporation, such as Molson Coors, are in many instances comparable to those of shareholders of a corporation organized under the Canada Business Corporations Act, such as Molson, there are certain differences. For more information, see "Comparison of Shareholders' Rights" at page 329.

COORS STOCKHOLDER QUESTIONS AND ANSWERS

Q: On what am I being asked to vote?

A: If you are a Coors stockholder, you are being asked to approve the following proposals:

- a proposal to adopt a restated certificate of incorporation of Coors in the form attached as Annex G to the enclosed document, such approval to include, among other things, the following proposed amendments, which we collectively refer to in this document as the Coors charter amendments:

  1. to change the company's name to "Molson Coors Brewing Company" from "Adolph Coors Company";
  2. to increase the number of authorized shares of Class A common stock and Class B common stock to 500,000,000 for each class;
  3. to authorize the creation of one share of special Class A voting stock and special Class B voting stock of Molson Coors, through which the holders of Class A exchangeable shares and Class B exchangeable shares, respectively, will exercise their voting rights with respect to the combined company;
  4. to provide that holders of Class B common stock and special Class B voting stock may not take action by written consent;
  5. to include additional governance and corporate actions among the actions requiring the approval of the holders of the Class A common stock and the special Class A voting stock (acting upon the instructions of the holders of Class A exchangeable shares), voting as a single class;
  6. to provide that no dividend may be declared or paid on the Class A common stock or Class B common stock unless an equal dividend is declared or paid on the Class B common stock or Class A common stock, as applicable;
  7. to provide that shares of Class A common stock will be convertible at the election of the holder into shares of Class B common stock;
  8. to provide that shares of Class B common stock will be convertible into shares of Class A common stock in limited circumstances relating to specified offers which are not made to holders of Class B common stock;
  9. to provide that holders of the Class B common stock and the special Class B voting stock (acting upon the instructions of the holders of Class B exchangeable shares), voting as a single class, will be entitled to elect three members of the Molson Coors board of directors;

10. to provide for a nominating committee, related nominating procedures and procedures for filling vacancies on the Molson Coors board of directors not previously provided for in the existing Coors certificate of incorporation for the Molson Coors board of directors;

11. subject to the right of the holders of Class B common stock and special Class B voting stock (acting upon the instructions of the holders of Class B exchangeable shares) to vote on any charter amendment to increase or decrease the authorized number of shares of Class B common stock, to provide that the number of authorized shares of any class of stock of Molson Coors may be increased or decreased by the affirmative vote of the holders of Class A common stock and special Class A voting stock (acting upon the instructions of the holders of Class A exchangeable shares), voting together as a single class;

12. to provide that the size of the Molson Coors board of directors shall be determined by resolution of the Molson Coors board of directors in accordance with the bylaws;

13. to provide that (i) any director may be removed, with cause, by a vote of holders of a majority of the voting power of the Class A common stock, special Class A voting stock (acting upon the instructions of the holders of Class A exchangeable shares), Class B common stock and special Class B voting stock (acting upon the instructions of the holders of Class B exchangeable shares), voting together as a single class, and (ii) any director may be removed, without cause, by a vote of the holders of a majority of the voting power of the class or classes that elected the director;

14. to provide that the power of the Molson Coors board of directors to amend the Molson Coors bylaws may be limited by a provision of the bylaws in effect as of the date of the filing of the restated certificate of incorporation of Molson Coors; and

15. to provide that, except as otherwise provided in the bylaws, Molson Coors shall be required to indemnify a person otherwise entitled to indemnification pursuant to the Molson Coors restated certificate of incorporation in connection with a proceeding commenced by such person only if the commencement of such proceeding was authorized by the Molson Coors bylaws, any written agreement between such person and Molson Coors, or in the specific case by the Molson Coors board of directors;

- a proposal to approve the issuance of shares of Class A common stock, Class B common stock, special Class A voting stock and special Class B voting stock (and any shares convertible into or exchangeable for shares of that stock) as contemplated by the combination agreement. The issuance of these shares is referred to in this document as the Coors share issuance.

- any other matters as may properly come before the special meeting and any adjournment or postponement of the special meeting, including any proposal to adjourn the meeting to solicit additional proxies in favor of the foregoing proposals.

All stockholders of Coors are being asked to vote with respect to approval of the proposed Coors charter amendments set forth in the first bullet point above and each of the individual amendments to the existing certificate of incorporation of Coors comprising the Coors charter amendments, except proposed amendments nos. 1, 10, 12, 14 and 15, which are collectively referred to throughout the document as the Class A certificate amendments. Only the Coors Trust, as sole holder of the Class A common stock of Coors, is entitled to vote with respect to the Coors share issuance, the Class A certificate amendments and any other matters as may come before the special meeting or any adjournment or postponement of the special meeting. A separate vote of the Coors stockholders on the combination agreement or the plan of arrangement is not required under Delaware law or Coors' certificate of incorporation.

NONE OF THE PROPOSED AMENDMENTS TO THE EXISTING CERTIFICATE OF INCORPORATION OF COORS OR THE PROPOSED COORS SHARE ISSUANCE WILL BE IMPLEMENTED UNLESS ALL ARE APPROVED AND THE MERGER TRANSACTION IS COMPLETED.

Q: What is the purpose of the amendment and restatement of the Coors certificate of incorporation?

A: Coors is proposing to amend and restate its certificate of incorporation to effect various features of the merger transaction as further described in this document.

Q: What vote is required to approve the Coors share issuance and each of the Coors charter amendments?

A: Approval of the Coors share issuance requires the affirmative vote of a majority of the votes cast on the proposal by holders of shares of Coors Class A common stock at the Coors special meeting at which the total votes cast by holders of Coors Class A common stock represent at least a majority of the issued and outstanding shares of Coors Class A common stock. Holders of shares of Class B common stock of Coors are not entitled to vote with respect to the Coors share issuance.

Approval of the Coors charter amendments proposal, including each of the amendments included therein (other than the Class A certificate amendments) requires both:

- the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock, voting as a separate class, and
- the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a separate class.

Approval of the Class A certificate amendments requires the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock.

All of the Coors Class A common stock is held by the Coors Trust. The Coors Trust has agreed to vote all of its shares of Coors Class A common stock (which represents 100% of the Class A common stock) in favor of the Coors share issuance and each of the Coors charter amendments. As a result of this agreement, the Coors share issuance is assured of approval at the Coors special meeting. In addition, the Coors Trust, Peter H. Coors and Keystone Financing LLC have agreed to vote all of their shares of Coors Class B common stock (which represents approximately • % of the total Class B common stock as of the record date) in favor of each of the Coors charter amendments (other than the Class A certificate amendments).

Q: How do I vote on the proposed Coors share issuance and the Coors charter amendments?

A: First, please review the information contained in this document, including the annexes. It contains important information about Molson, Coors and the merger transaction. It also contains important information about what the boards of directors of Molson and Coors considered in evaluating the merger transaction.

Second, please submit your proxy promptly by telephone, via the Internet or by signing, dating and returning the enclosed appropriate proxy card in the envelope provided, so that your shares can be voted at the Coors special meeting. You may also attend the Coors special meeting in person and vote at the Coors special meeting, even if you have already submitted a proxy.

Q: What happens if I don't indicate how to vote on my proxy?

A: If you are a record holder of Coors common stock and sign and send in your proxy, but do not include instructions on how to vote your properly signed proxy card, your shares will be voted FOR approval of the Coors share issuance and Coors charter amendments.

Q: What happens if I don't return a proxy card?

A: If you are a holder of Coors Class B common stock, not returning your proxy card and not voting at the special meeting will have the same effect as a vote AGAINST the Coors charter amendments because a majority of the outstanding shares of Coors Class B common stock is required to approve the Coors charter amendments. If you are a holder of Coors Class B common stock, not returning your proxy card and not voting at the special meeting will have no direct effect on the vote for the Coors share issuance because only holders of Coors Class A common stock are entitled to vote on the Coors share issuance (and the Coors Trust has agreed to vote in favor of the Coors share issuance). Please note, however, that none of the proposals will be implemented unless all are approved by the required vote of Coors stockholders and the merger transaction is completed. As a result, not returning your proxy card and not voting at the special meeting with respect to the Coors charter amendments could cause the Coors share issuance and the merger transaction not to occur.

Not returning your proxy card may also contribute to a failure to obtain a quorum at the special meeting. Under Coors' bylaws, a majority of the total issued and outstanding shares of each class entitled to vote on a matter as a separate class, present in person or represented by proxy, constitutes a quorum to take action with respect to that matter at the special meeting.

Q: Can I change my vote after I have mailed my signed proxy card?

A: Yes. You can change your vote at any time before your proxy is voted at the Coors special meeting. If you are a registered holder, you can do this in one of three ways:

- First, before the Coors special meeting, you can deliver a signed notice of revocation of proxy to the Secretary of Coors at the address specified below.
- Second, you can complete and submit a later-dated proxy card or, if you submitted your proxy by telephone or through the Internet, you can change your proxy by telephone or through the Internet.
- Third, if you are a holder of record you can attend the Coors special meeting and vote in person. Your attendance at the Coors special meeting alone will not revoke your proxy; rather, you must also vote at the Coors special meeting in order to revoke your previously submitted proxy.

If you want to change your proxy directions by mail, you should send any notice of revocation or your completed new proxy card, as the case may be, to Coors at the following address:

Adolph Coors Company
c/o Corporate Secretary
Mail No. NH311
P.O. Box 4030
Golden, Colorado 80401
Telephone: •
Facsimile: •

You may also revoke or change your proxy directions by telephone or via the Internet by following the instructions set forth below under "Can I submit my proxy by telephone or electronically?"

If you have instructed a broker to vote your shares and wish to change your vote, you must follow directions received from your broker to change those instructions.

Q: Can I submit my proxy by telephone or electronically?

A: Yes, in most cases. Coors stockholders of record and many stockholders who hold their shares through a broker or bank will have the option to submit their proxy or voting instructions

electronically through the Internet or by telephone. Please note that there are separate arrangements for using the Internet and telephone depending on whether your shares are registered in Coors' stock records in your name or in the name of a broker, bank or other holder of record. If you are a registered stockholder of Coors, you may submit your proxy electronically through the Internet or by telephone by following the instructions on the attached [color] proxy card. If you hold your shares through a broker, bank or other holder of record, you should check your proxy card or voting instruction card forwarded by your broker, bank or other holder of record to see which options are available.

Q: If my broker holds my shares of Coors Class B common stock in "street name", will my broker vote my shares for me?

A: Yes, if you direct your broker to vote your shares on your behalf. If your shares of Coors Class B common stock are held in "street name" and you do not provide voting instructions to your broker or bank, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote. Your broker does not have discretionary authority to vote on the Coors charter amendments. Accordingly, if you do not provide your broker with voting instructions, your shares may be considered present at the Coors special meeting for purposes of determining a quorum, but will not be considered to have been voted in favor of approval of the Coors charter amendments. Shares not voted in favor of the Coors charter amendments proposal (or any of the separate amendment proposals included therein) will have the effect of a vote AGAINST that proposal. An abstention will therefore have the same effect as a vote against a necessary requirement of the merger transaction, although it will be counted in the determination of a quorum at the Coors special meeting.

If a broker holds your shares of Coors Class B common stock in "street name" and you have instructed a broker to vote your shares and wish to change your vote, you must follow directions received from your broker to change those instructions.

Q: Am I entitled to dissenters' or appraisal rights?

A: No. Holders of Coors common stock do not have dissenters' or appraisal rights in connection with the merger transaction.

Q. Are there risks I should consider in deciding whether to vote for the Coors share issuance and Coors charter amendments?

A: Yes. As in any significant merger transaction, there are a number of risk factors to consider in connection with the merger transaction that are described in the section of this document entitled "Risk Factors" beginning on page 46.

Q: Who can help answer my questions about the merger transaction?

A: Georgeson Shareholder Communications Inc. is acting as the proxy solicitor for Coors. If you have any questions about the merger transaction or about how to vote your shares, please call Georgeson toll free at • .

Summary

This summary highlights the key aspects of the matters to be considered at the Molson special meeting, Molson optionholders meeting and Coors special meeting but does not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer you to for a more complete understanding of the matters being considered at the special meetings.

Our Reasons for the Merger Transaction *(See page 77)*

We believe that the trend toward consolidation in the international brewing industry will continue and that scale and the ability to operate internationally will be increasingly important. The proposed merger transaction builds on the strategic and cultural fit between Molson and Coors and provides us with the added scale, resources and geographic coverage necessary to compete more effectively in this changing competitive environment. It leverages the solid existing business relationship between Molson and Coors.

In particular, we believe that the merger transaction will:

- create the world's fifth largest brewing company by volume, with combined beer sales of 60 million hectoliters, or 51 million barrels, and a strong foundation of established brands in four of the world's top ten beer markets;
- provide significant value for shareholders through estimated cost savings of U.S.$50 million and U.S.$90 million in the first and second years, respectively, after the merger transaction, and U.S.$175 million in annual cost savings thereafter, primarily resulting from procurement and network optimization; and
- build an enhanced growth platform, balance sheet and cash flow to fund future investment in key brands.

Some of the potentially negative factors concerning the merger include:

- the proposed governance arrangements of the combined company, which would provide that voting control would be shared by the two principal shareholders, and the associated risk of a stalemate between them;
- the risk that the estimated cost savings will not be achieved; and
- the challenge and costs of combining the businesses of two major international companies.

The Companies

Molson Inc. (See page 176)

Molson is Canada's largest brewer and one of the world's leading brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with Cdn.$3.5 billion in gross sales for the fiscal year ended March 31, 2004, Molson traces its roots back to 1786, making it North America's oldest beer company. Committed to brewing excellence, Molson produces an award-winning portfolio of beers including Molson Canadian®, Molson Export™, Molson Dry®, Rickard's™, A Marca Bavaria™, Kaiser® and Bavaria®. Molson is authorized to brew, distribute and sell Coors brands in Canada under agreements between Molson and Coors and currently brews, distributes and sells the Coors Light® brand in Canada.

Molson's principal executive offices are located at 1555 Notre Dame Street East, 4th Floor, Montréal, Québec, Canada, H2L 2R5.

Adolph Coors Company (See page 234)

Coors is the third-largest brewer in the United States and the second-largest brewer in the United Kingdom. Since Coors' founding in 1873, it has been committed to producing high quality beers with a portfolio of brands designed to appeal to a wide range of consumer tastes, styles and price preferences. Coors had U.S.$5.4 billion in sales for the fiscal year ended December 28, 2003. In the United States, Coors owns or licenses the following brands: Coors Light®, Coors Original®, Coors® Edge, Coors® Non-Alcoholic, Aspen Edge™, Extra Gold®, Zima®, George Killian's® Irish Red™ Lager, Keystone®, Keystone Light®, Keystone Ice®, Blue Moon™ Belgian White Ale and Mexicali®. Coors also sells the Molson family of brands in the United States through a joint venture. Outside of the United States, Coors sells Carling®, Worthington®, Caffrey's®, Reef®, Screamers™, Stones® and, through a United Kingdom joint venture, Grolsch®.

Coors' principal executive offices are located at 311 10th Street, P.O. Box 4030, Golden, Colorado 80401.

Molson Coors Exchangeco (See page 310)

Molson Coors Canada Inc. (formerly known as Coors Canada Inc.) is a Canadian subsidiary of Coors through which Coors currently conducts its Canadian operations. Molson Coors Exchangeco's registered office is located at 120 Adelaide Street West, Suite 1202, Toronto, Ontario M5H 1T1, Canada.

The Proposed Merger Transaction

Molson and Coors will combine in a merger of equals to form "Molson Coors Brewing Company" (See page 69)

Molson and Coors have entered into a combination agreement, dated as of July 21, 2004, as amended on November 11, 2004, under which the businesses of the two companies will be combined in a merger of equals transaction. The merger transaction will form the world's fifth largest brewing company by volume.

The combination agreement provides that:

- Coors will change its name to "Molson Coors Brewing Company" and amend its certificate of incorporation and bylaws to implement the proposed merger transaction, including adding a right for the holders of Molson Coors Class B common stock to elect three members of the board of directors, all as described in this document.
- Molson Class A non-voting and Class B common shareholders, excluding Pentland, will receive a special dividend of Cdn.$3.26 per share, or a total of approximately Cdn.$381 million (U.S.$316 million), payable by Molson in connection with the plan of arrangement to Molson shareholders of record as of the last trading day immediately prior to the date of closing of the merger transaction. Molson will issue a news release announcing the record date and the date of closing once they have been determined. In the interest of demonstrating its support for the merger transaction, Pentland has waived any participation in the special dividend.
- All of Molson's shares (other than shares of dissenting holders) will, through a series of exchanges, be exchanged for shares of Molson Coors common stock and/or exchangeable shares of Molson Coors Exchangeco, as described under "Description of the Merger Transaction—General" beginning on page 69.
- The Coors stockholders will retain their shares, which will remain outstanding as shares of Molson Coors.

The combination agreement and amendment dated November 11, 2004 are attached to this document as Annexes B-I and B-II. Please read the combination agreement, the form of plan of

arrangement referred to in the combination agreement and the other transaction agreements carefully, as they are the principal legal documents that govern the merger transaction.

Molson shareholders will receive Molson Coors common stock or exchangeable shares (see page 61)

Molson Class A Shareholders. A holder of Molson Class A non-voting shares who is a Canadian resident for Canadian income tax purposes may elect to receive for each of those shares:

- 0.360 of a Class B exchangeable share of Molson Coors Exchangeco (and ancillary rights),
- through a series of exchanges, 0.360 of a share of Class B common stock of Molson Coors, or
- a combination of Class B exchangeable shares (and ancillary rights) and, through a series of exchanges, shares of Class B common stock.

A holder of Molson Class A non-voting shares with an address in Canada, as recorded on Molson's share register, who does not make any election will receive Molson Coors Exchangeco Class B exchangeable shares. A holder of Molson Class A non-voting shares with an address outside of Canada, as recorded on Molson's share register, who does not make any election will receive, through a series of exchanges, for each of those shares, 0.360 of a share of Class B common stock of Molson Coors. For more information see "Elections Available to Molson Securityholders" beginning on page 170.

Molson Class B Shareholders. A holder of Molson Class B common shares who is a Canadian resident for Canadian income tax purposes may elect to receive for each of those shares:

- 0.126 of a Class A exchangeable share and 0.234 of a Class B exchangeable share of Molson Coors Exchangeco (and ancillary rights),
- through a series of exchanges, an aggregate of 0.360 of a share of Molson Coors common stock comprised of 0.126 of a share of Class A common stock and 0.234 of a share of Class B common stock, or
- a combination of exchangeable shares (and ancillary rights) and, through a series of exchanges, shares of Molson Coors common stock.

A holder of Molson Class B common shares with an address in Canada, as recorded on Molson's share register, who does not make any election will receive Molson Coors Exchangeco exchangeable shares. A holder of Molson Class B common shares with an address outside of Canada, as recorded on Molson's share register, who does not make any election will receive, through a series of exchanges, for each of those shares, an aggregate of 0.360 of a share of Molson Coors common stock comprised of 0.126 of a share of Class A common stock of Molson Coors and 0.234 of a share of Class B common stock of Molson Coors. For more information see "Elections Available to Molson Securityholders", beginning on page 170.

Fractional Shares; Dissenting Shareholders. Molson shareholders will be paid cash in lieu of any fractional shares. Dissenting shareholders who properly exercise their dissent rights will be entitled to be paid the fair value of their shares (for more information see "Dissenting Shareholder's Rights" beginning on page 92).

Fixed Exchange Ratio. The exchange ratio is fixed and neither Molson nor Coors has the right to terminate the combination agreement based on changes in either party's stock price. You cannot be sure of the market value of the Molson Coors common stock or the exchangeable shares that will be outstanding following the completion of the merger transaction. This value may vary significantly from the current market value of shares of Coors common stock. Furthermore, none of the shares of Coors Class A common stock or the exchangeable shares is currently traded on a stock exchange and, as a result, no market value is available for this class of shares, except by reference to the publicly traded shares of Coors Class B common stock and the Molson shares.

Molson shareholders who are Canadian residents may elect to receive exchangeable shares (See page 69)

Molson shareholders who are Canadian residents or who hold Molson shares on behalf of Canadian residents may elect to receive an equivalent number of exchangeable shares of Molson Coors Exchangeco (and ancillary rights) in lieu of Molson Coors common stock. Exchangeable shares will be exchangeable at the option of the holder at any time on a one-for-one basis for shares of the corresponding class of Molson Coors common stock. Holders of the exchangeable shares will be entitled to dividends and other rights that are substantially economically equivalent to those of holders of shares of the corresponding class of Molson Coors common stock. Through a voting trust arrangement, holders of the exchangeable shares will be entitled to vote at meetings of holders of the corresponding class of Molson Coors common stock.

The exchangeable share structure, which is frequently used in transactions between U.S. and Canadian companies, provides the opportunity for eligible Canadian resident shareholders of Molson to make a valid tax election to defer Canadian income tax on any capital gain that would otherwise arise on the exchange of their Molson shares.

Molson shareholders other than Pentland will receive a special dividend (see page 79)

Molson Class A non-voting and Class B common shareholders, excluding Pentland, will receive a special dividend of Cdn.$3.26 per share, or a total of approximately Cdn.$381 million (U.S.$316 million), payable by Molson in connection with the plan of arrangement to Molson shareholders of record as of the last trading day immediately prior to the date of closing of the merger transaction. Molson will issue a news release announcing the record date and date of closing once they have been determined. In the interest of demonstrating its support for the merger transaction, Pentland has waived any participation in the special dividend. Had Pentland not waived its participation in the special dividend, the special dividend to be declared would have been Cdn.$3.00 per share instead of Cdn.$3.26 per share.

Molson options to be exchanged for Molson Coors options (See page 87)

Options to purchase Class A non-voting shares of Molson will be exchanged for options to purchase shares of Molson Coors Class B common stock. The number of shares issuable upon the exercise of these options, and their applicable exercise prices, will be adjusted to take into account the 0.360 exchange ratio applicable to the merger transaction.

Coors stockholders will keep their shares (See page 70)

Holders of shares of Coors Class A common stock and Class B common stock will retain their shares, which will remain outstanding as shares of Molson Coors Class A common stock and Class B common stock, respectively, following the merger transaction. Some of the terms governing the Coors shares will be amended in connection with the merger transaction, as described below.

Molson Coors to adopt the Molson dividend policy (See page 100)

Coors and Molson have agreed that Molson Coors will increase its dividend by adopting a policy of paying, subject to applicable law, a quarterly dividend on Molson Coors common stock equal to the quarterly dividend on the Molson shares in effect on July 21, 2004, subject to adjustment for (i) the exchange rate of U.S.$0.7616 per Canadian dollar on that date and (ii) the 0.360 exchange ratio. As a result, following completion of the merger transaction, Molson Coors' quarterly dividend rate is expected to be U.S.$0.317 per share. Coors' current dividend rate is U.S.$0.205 per share. Following completion of the merger transaction, the quarterly dividend on exchangeable shares will be equal to the dividend on Molson Coors common stock and will be payable at the option of the holder in either U.S. dollars or Canadian dollars.

Pro Forma Economic Ownership of Molson Coors; Stock Buyback Program (See page 88)

Upon the completion of the merger transaction, we estimate that Molson's former shareholders and Coors' stockholders will own approximately 55% and 45%, respectively, of the outstanding economic interest in the combined company.

To reduce dilution from the companies' stock option programs, we intend that Molson Coors will adopt a policy of purchasing, from time to time, subject to market conditions and when permitted by applicable law, shares of its Class B common stock in the open market following the completion of the merger transaction. We expect the number of shares purchased from time to time to have an aggregate market value approximately equal to the aggregate cash proceeds received in respect of exercised stock options (including replacement options issued in exchange for Molson options).

Recommendations of the Boards of Directors

Molson Board of Directors Recommendation (See page 49)

Molson's board of directors believes that the terms of the combination agreement, the arrangement and related transactions and agreements are in the best interest of Molson and are advisable and fair to the holders of each class of Molson shares and Molson options. The Molson board of directors unanimously recommends that Molson securityholders vote "**FOR**" the Molson resolutions at the Molson special meeting.

Molson Independent Committee Conclusion (See page 69)

Molson's board of directors formed an independent committee to review the terms and conditions of the proposed merger and make a recommendation as to the fairness of the transaction to the Molson shareholders other than Pentland and Eric H. Molson. The Molson independent committee concluded that the proposed merger transaction is fair to, and in the best interests of, the shareholders of Molson, other than Pentland and Eric H. Molson, from a financial and non-financial point of view. The independent committee was comprised of Francesco Bellini, John Cleghorn, Daniel Colson, Robert Ingram, David O'Brien and H. Sanford Riley, as chairman. On July 26, 2004, Mr. Ingram resigned as director of Molson and therefore as member of the independent committee.

Coors Recommendation (See page 56)

Coors' board of directors believes that the combination agreement and related transactions and agreements, including the Coors share issuance and the Coors charter amendments, are advisable and fair to, and in the best interests of, Coors and the holders of each class of Coors common stock. The Coors board of directors unanimously recommends that Coors stockholders vote "**FOR**" the Coors share issuance and Coors charter amendments at the Coors special meeting.

Factors Considered by Our Boards (See pages 69 and 77)

In determining whether to approve the merger transaction, our boards of directors each consulted with our respective senior managements and legal and financial advisors and considered the respective strategic, financial and other considerations referred to in "Description of the Merger Transaction—Our Reasons for the Merger Transaction" beginning on page 68.

Opinions of Financial Advisors

Molson Financial Advisors (See page 71)

In connection with the merger transaction, the Molson board of directors received the following separate written opinions, which opinions confirmed earlier opinions dated July 21, 2004:

- the opinion of Citigroup Global Markets Inc., dated November 11, 2004, the full text of which is attached as Annex M, to the effect that, as of the date of the opinion and based on and subject

to the matters described in the opinion, the 0.360 exchange ratio provided for in the merger transaction was fair, from a financial point of view, to the holders of Molson shares.

- the opinion of BMO Nesbitt Burns Inc., dated November 11, 2004, the full text of which is attached to this document as Annex N, to the effect that, as of the date of the opinion and based on and subject to the matters described in the opinion, the 0.360 exchange ratio provided for in the merger transaction was fair, from a financial point of view, to the holders of Molson shares.
- the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated November 10, 2004, the full text of which is attached to this document as Annex O, addressed to the Molson independent committee as well as the Molson board of directors to the effect that, as of the date of the opinion and based on and subject to the matters described in the opinion, the 0.360 exchange ratio was fair, from a financial point of view, to holders of Molson shares other than Pentland and Eric H. Molson.

We encourage you to read these opinions carefully in their entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the reviews undertaken. The opinions were provided to the Molson board of directors (and the Molson independent committee in the case of Merrill Lynch's opinion) in connection with the board's evaluation of the 0.360 exchange ratio. They do not address any other aspect of the merger transaction and do not constitute a recommendation to any securityholder as to the shares that a securityholder should elect to receive in the merger transaction or how a securityholder should vote or act on any other matters relating to the merger transaction.

Coors Financial Advisor (See page 89)

In connection with the merger transaction, the Coors board of directors received a written opinion from Deutsche Bank Securities Inc., dated as of July 21, 2004, to the effect that, as of the date of the opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the 0.360 exchange ratio was fair, from a financial point of view, to holders of the Coors Class A common stock and holders of the Coors Class B common stock. We refer to this opinion as the first opinion. The full text of Deutsche Bank's first written opinion is attached to this document as Annex P. Coors subsequently requested that Deutsche Bank prepare an opinion to reflect a special dividend to be paid by Molson to its shareholders in connection with the plan of arrangement. On November 4, 2004, Deutsche Bank delivered its oral opinion to the Coors board of directors, subsequently confirmed in writing as of the same date, to the effect that, as of that date, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the exchange ratio was fair, from a financial point of view, to holders of the Coors Class A common stock and holders of the Coors Class B common stock. We refer to this opinion, which supersedes the first opinion, as the final opinion. The full text of Deutsche Bank's final written opinion is attached to this document as Annex Q. We encourage you to read the final opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. Deutsche Bank's opinion was provided to the Coors board of directors in connection with the evaluation by a special committee of the board of directors of the 0.360 exchange ratio, giving effect to the special dividend to be paid to Molson shareholders. Deutsche Bank's final opinion does not address any aspect of the merger transaction other than the 0.360 exchange ratio (giving effect to the special dividend to Molson shareholders) and does not constitute a recommendation as to how a Coors stockholder should vote or act on any matters relating to the merger transaction.

Molson Coors Board of Directors (See page 120)

The combination agreement and related documents provide that, after the merger transaction, the board of directors of Molson Coors will consist of 15 members. Twelve of the 15 directors will be elected by the holders of shares of Molson Coors Class A common stock, voting together with holders

of the Class A exchangeable shares through a voting trust arrangement. Three of the 15 directors will be elected by holders of shares of Molson Coors Class B common stock, voting together with holders of the Class B exchangeable shares through a voting trust arrangement.

A committee of two Molson family directors will nominate five persons to stand for election to the Molson Coors board of directors, and a committee of two Coors family directors will similarly nominate five nominees. A nominating committee comprised of an independent director, the two Molson family directors and the two Coors family directors will nominate two additional directors to stand for election to the board of directors. These nominees, subject to the committee's fiduciary duties, will be the chief executive officer of Molson Coors, who will initially be W. Leo Kiely III, and another specified management member, initially Daniel J. O'Neill, who will be the vice-chairman, synergies and integration of Molson Coors. These nominees together with the five nominees of each family will stand for election by holders of shares of Molson Coors Class A common stock, voting together with holders of the Class A exchangeable shares through a voting trust arrangement. The full board of directors of Molson Coors will select three additional nominees, for a total of 15, to stand for election by holders of shares of Molson Coors Class B common stock voting together with holders of the Class B exchangeable shares through a voting trust arrangement.

Initially, Eric H. Molson will be the chairman of the board of directors of Molson Coors.

Molson Coors Executive Officers and Headquarters (See pages 128 and 132)

Molson Coors executive officers will be selected from Molson and Coors management.

Molson Coors will have dual executive offices and dual operational headquarters following the merger transaction. Executive offices will be located in the metropolitan areas of Denver, Colorado and Montréal, Québec. The Canadian operational headquarters will be located in Toronto, Ontario, the U.S. operational headquarters will be in Golden, Colorado, the U.K. headquarters will be in Burton on Trent, and the Brazilian headquarters will be in São Paulo, Brazil.

Interests of Directors and Management in the Merger Transaction

Molson Directors and Management (See page 86)

In considering the recommendation of the Molson board of directors with respect to the merger transaction, Molson shareholders should be aware that certain members of the management and board of directors of Molson have interests in connection with the merger transaction that will present them with actual or potential conflicts of interest in connection with the merger transaction.

Under circumstances specified in his February 22, 1999 employment agreement, Daniel J. O'Neill, president and chief executive officer of Molson, would become entitled to 36 months of salary (Cdn.$1,000,000 per year) as a result of the merger transaction. In the interest of facilitating the timely approval and success of the merger transaction, Mr. O'Neill has agreed that he will not receive this payment upon completion of the merger transaction. Rather, in the event of his resignation or termination from Molson Coors within 24 months of the merger transaction, Mr. O'Neill will be entitled to receive this payment in lieu of a severance payment. Mr. O'Neill has also recommended, and the board of directors of Molson has agreed, that his performance-based options and restricted share units be converted into Molson Coors options and restricted share units, respectively, and be subject to similar performance-related triggers. The other terms of Mr. O'Neill's employment agreement will remain unchanged when he assumes his role as vice-chairman, synergies and integration of Molson Coors.

In the event of a change of control, which will occur as a result of the merger transaction, Molson is obligated to pay Robert Coallier, executive vice president, corporate strategy and international operations of Molson, 18 months of salary, annual bonus, benefits and pension accrual. In the interest of facilitating the timely approval and success of the merger transaction, Mr. Coallier has agreed to waive his right to receive this payment upon completion of the merger transaction. Rather, Mr. Coallier

will only be entitled to this payment upon his resignation or termination in lieu of a severance payment.

Upon completion of the merger transaction, all Molson options, other than Mr. O'Neill's performance-based options, will vest and will be exercisable at the option of the holders.

Molson has put in place an employee retention program under which 37 employees will receive, in early 2005, cash payments of Cdn.$1.8 million in the aggregate.

The Molson independent committee was aware of these interests and considered them along with the other matters described in "Description of the Merger Transaction—Factors Considered by the Molson Independent Committee" beginning on page 79.

Coors Directors and Management (See page 96)

In considering the recommendation of the Coors board of directors with respect to the merger transaction, Coors stockholders should be aware that certain members of the management and board of directors of Coors have interests in connection with the merger transaction that will present them with actual or potential conflicts of interest in connection with the merger transaction. For instance, the named executive officers would be entitled to change of control payments and other benefits upon direct or constructive termination without cause, resignation for good reason, or resignation by the officer during the 30 day period one year after the merger transaction. In addition, under the Coors Equity Incentive Plan, all unvested options will automatically vest upon completion of the merger transaction. The Coors board of directors was aware of these interests and considered them along with the other matters described in "Description of the Merger Transaction—Factors Considered by Coors' Board of Directors" beginning on page 87.

Securities to be Issued by Molson Coors

Molson Coors Stock (See page 280)

Coors' certificate of incorporation will be amended to provide a sufficient number of authorized shares of Molson Coors Class A and Class B common stock for any share issuances required by the combination agreement and for other corporate purposes. Molson Coors Class A common stock will be voting stock and Molson Coors Class B common stock will be non-voting stock (but holders of Molson Coors Class B common stock will have the right to elect three of the 15 members of the Molson Coors board of directors and to vote with respect to specified corporate actions).

Coors' certificate of incorporation will also be amended to change the name of the company to "Molson Coors Brewing Company" and to provide for the authorization of two new classes of stock, special Class A voting stock and special Class B voting stock, through which holders of Class A exchangeable shares and Class B exchangeable shares, respectively, will exercise their voting rights with respect to Molson Coors, as further described in this document. The trustee holder of the special Class A and Class B voting stock will cast a number of votes equal to the number of then outstanding Class A and Class B exchangeable shares, respectively, for which the trustee holder has received voting instructions. The trustee holder of the special Class A and Class B voting stock will vote together as a single class with holders of the Molson Coors Class A and Class B common stock, respectively.

Exchangeable Shares (See page 310)

Exchangeable shares will be securities of Molson Coors Exchangeco that, together with the ancillary rights described in this document, are substantially economically equivalent to shares of Molson Coors common stock. The holders of exchangeable shares will have the following rights:

- the right to exchange those shares, at the holders' option, for shares of the corresponding class of Molson Coors common stock on a one-for-one basis;

- the right to receive dividends, on a per share basis, in amounts (or property in the case of non-cash dividends), which are the same as, or economically equivalent to, and which are payable at the same time as, dividends declared on the corresponding class of Molson Coors common stock;
- the right to vote, through the trustee holder of the Molson Coors special voting shares, at all stockholder meetings at which holders of the corresponding class of Molson Coors common stock are entitled to vote;
- the right to participate on a pro rata basis with the corresponding class of Molson Coors common stock in the distribution of assets of Molson Coors, upon specified events relating to the voluntary or involuntary liquidation, dissolution, winding-up or other distribution of the assets of Molson Coors through the mandatory exchange of exchangeable shares for shares of Molson Coors common stock; and
- Class B exchangeable shares will be convertible into Class A exchangeable shares in limited circumstances relating to specified offers which are not made to holders of Molson Coors Class B common stock or Class B exchangeable shares.

Holders of exchangeable shares will be entitled generally to require Molson Coors Exchangeco to redeem any of their exchangeable shares for corresponding shares of Molson Coors common stock for a purchase price per share of one share of Molson Coors common stock plus declared and unpaid dividends on each redeemed share. However, if a holder of exchangeable shares delivers notice of exercise of its redemption right, a Canadian subsidiary of Molson Coors will have the right to purchase, in lieu of Molson Coors Exchangeco redeeming, the holder's shares on payment of the redemption price. We refer to this Canadian subsidiary as "Callco."

Subject to applicable law and the purchase right described above, if fewer than 5% of the initial number of Class A exchangeable shares or Class B exchangeable shares (other than exchangeable shares held by Molson Coors or its affiliates) are outstanding, the board of directors of Molson Coors Exchangeco may elect to have Molson Coors Exchangeco redeem the applicable class of exchangeable shares.

Subject to applicable law and the purchase right described above, on a date on or after the fortieth anniversary of the effective date of the arrangement, as established by Molson Coors Exchangeco's board of directors, all of the outstanding exchangeable shares (other than those held by Molson Coors or its affiliates) will be redeemed by Molson Coors Exchangeco for a redemption price per share of one share of the corresponding class of Molson Coors common stock plus declared and unpaid dividends on the share.

Stock Exchange Listings **(See page 101)**

Coors and Molson have agreed to apply to the New York Stock Exchange and the Toronto Stock Exchange for the listing of the following classes of shares under the following trading symbols:

Class of Securities	NYSE Symbol	TSX Symbol
Molson Coors Class A common stock	"•"	"TAP.A"
Molson Coors Class B common stock	"•"	"TAP.NV.B"
Class A exchangeable shares	—	"TPX.A"
Class B exchangeable shares	—	"TPX.NV.B"

Transaction Structure

The following diagrams illustrate the current structure of Molson and Coors and their shareholders and the structure of Molson Coors following the merger transaction (disregarding, in certain cases, intermediate subsidiaries). For a more complete description of the merger transaction, please see "Description of the Merger Transaction—General" beginning on page 69.

Current Molson and Coors Structures*


Molson Public Class B Shareholders (49.9% of voting power)
Molson Public Class A Shareholders
Pentland (50.1% of voting power)
Class B Common Shares
Class A Non-Voting Shares
Class B Common Shares
Molson Inc. (Canada)
Molson Canada (Ontario)
Coors Family Class B Stockholders
Coors Trust (100% of voting power)
Coors Public Class B Stockholders
Class B Non-Voting Common Stock
Class A Voting Common Stock
Class B Non-Voting Common Stock
Adolph Coors Company (Delaware)
Coors Brewing Company (Colorado)

* Percentages indicate voting power as of November 10, 2004.

Molson Coors Structure Following the Merger Transaction*



Coors Trust (33.3% of voting power)
Former Molson Public Class B Shareholders*
Coors Family Class B Stockholders Coors Class B Stockholders Former Molson Public Class A Shareholders Former Molson Public Class B Shareholders
Pentland (33.4% of voting power)
Voting Trusts
Class A Voting Common Stock
Class A Voting Common Stock
Class B Non-Voting Common Stock
Class A Exchangeable Shares
Former Molson Public Class B Shareholders*
Molson Coors Brewing Company (Delaware)
Class A Exchangeable Shares
Former Molson Public Class A Shareholders Former Molson Public Class B Shareholders Pentland
100% Common Shares (indirectly owned)
100% Common Shares
Class B Exchangeable Shares
Molson Coors Exchangeco (Canada)
Coors Brewing Company (Colorado)
Molson Inc. (Canada)
Molson Canada 2005 (Ontario)

* Based on the exchange ratio, we estimate that Molson's former shareholders and Coors' stockholders will own approximately 55% and 45%, respectively, of the outstanding economic interest in Molson Coors upon completion of the merger transaction. We estimate that Molson's former Class B common shareholders other than Pentland will hold 33.3% of the combined voting power of the Molson Coors Class A common stock and the Class A exchangeable shares.

Dissent Rights **(See page 104)**

Molson shareholders have the right to dissent from the Molson shareholders resolution to be voted upon at the Molson special meeting. Registered Molson shareholders who properly exercise their dissent rights under the interim order issued by the Superior Court of Québec will be entitled to be paid the fair value of their Molson shares. The dissent procedures require that a registered Molson shareholder who wishes to dissent must provide Molson a dissent notice prior to 5:00 p.m. (Montréal time) on the business day preceding the Molson special meeting. It is important that Molson shareholders strictly comply with this requirement, which is different from the statutory dissent provisions of the Canada Business Corporations Act, which would permit a dissent notice to be provided at or prior to the Molson special meeting. Molson shareholders who wish to dissent must also strictly comply with the other requirements of the dissent procedure. Molson optionholders are not entitled to dissent rights unless they exercise their options and submit a dissent notice prior to this deadline. We refer to the Canada Business Corporations Act in this document as the "CBCA."

Accounting Treatment **(See page 100)**

Molson Coors will account for the merger transaction using the purchase method of accounting under U.S. GAAP. Although the combination of Molson and Coors is a merger of equals, generally accepted accounting principles require that one of the two companies in the transaction be designated as the "acquiror" for accounting purposes. Based on a review of the applicable accounting rules, we have determined that Coors is the "acquiror" solely for accounting purposes.

Material Canadian and U.S. Federal Income Tax Consequences for Molson Shareholders

Canada *(See page 144)*

McCarthy Tétrault LLP has opined on the accuracy of the summary of material Canadian federal income tax consequences under the *Income Tax Act* (Canada) contained in this document.

Special Dividend. For Canadian resident individuals, the special dividend received on Molson shares will be required to be included in computing income and will be subject to the gross-up and dividend tax credit rules. For Canadian resident corporations, subject to the potential application of subsection 55(2) of the Canadian Tax Act, the special dividend received on Molson shares will generally be required to be included in computing income and will normally be deductible in computing taxable income. For U.S. residents, the special dividend received on Molson shares will generally be subject to a 15% withholding tax under the Canadian Tax Act.

Exchange of Molson Shares. The exchange of Molson shares for exchangeable shares (and ancillary rights) and/or Molson Coors common stock, through a series of exchanges, will generally be a taxable event to a Canadian resident holder of Molson shares. However, an eligible Canadian resident who exchanges his or her Molson shares for consideration that includes exchangeable shares (and ancillary rights) and who makes a valid tax election with Molson Coors Exchangeco, may obtain a full or partial tax deferral (rollover) of any capital gain otherwise arising upon the exchange of those shares. A non-resident shareholder for which shares of Molson are not "taxable Canadian property" will not be subject to tax under the *Income Tax Act* (Canada) on the disposition of those shares.

Eligibility for Investment. The exchangeable shares will be "qualified investments" and will not be "foreign property" for deferred income plans for Canadian income tax purposes. Shares of Molson Coors Class A common stock and Molson Coors Class B common stock will be "qualified investments" that are "foreign property" for Canadian income tax purposes.

Exchange of Molson Options. The exchange of Molson options for options to acquire shares of Molson Coors common stock will generally not be a taxable event to a Canadian resident holder of Molson options.

United States (See page 165)

The exchange of Molson shares for Molson Coors common stock, through a series of exchanges, will be fully taxable for United States federal income tax purposes. Molson intends to take the position that the gross amount of the special dividend paid to U.S. holders of Molson shares (including amounts withheld to reflect Canadian withholding taxes) will be treated as dividend income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. It is possible the special dividend could instead be treated as consideration paid by Molson in exchange for a portion of such U.S. holders' Molson shares for U.S. federal income tax purposes. For more information see "Material Income Tax Consequences—Material U.S. Federal Income Tax Consequences to Molson Shareholders" beginning on page 165.

Court Approval Will Be Required to Complete the Merger Transaction (See page 97)

Under the CBCA, a Canadian court must approve the arrangement set forth in the form of plan of arrangement. Prior to the mailing of this document, Molson will have obtained an interim order from the Superior Court, District of Montréal, Province of Québec providing for the calling and holding of the Molson special meeting and the Molson optionholders meeting and other procedural matters. If the Molson shareholders approve the Molson shareholders resolution and the Coors stockholders approve the Coors share issuance and the Coors charter amendments, the court will hold a hearing regarding a final order. The court will consider, among other things, the fairness and reasonableness of the arrangement. The court may approve the arrangement in any manner the court may direct, subject to compliance with such terms and conditions, if any, as the court deems fit. Subject to the approval of the Molson shareholders resolution at the Molson special meeting and approval of the Coors share issuance and the Coors charter amendments at the Coors special meeting, the hearing to obtain the final order of the Superior Court of Québec is scheduled to take place on or about • , 2004 at • .m. (Montréal time) at the Montréal courthouse located at 1 Notre-Dame Street East, Montréal, Québec, Canada.

Conditions to Closing (See page 114)

Molson's and Coors' obligations to complete the merger transaction are subject to conditions that must be satisfied or waived before the completion of the merger transaction, including:

- the approval of the Molson shareholders resolution by the Molson shareholders and the approval of the Coors share issuance and the Coors charter amendments by the Coors stockholders;
- receipt of interim and final orders approving the plan of arrangement from the Superior Court of Québec in form and terms reasonably acceptable to Coors and Molson, and those orders having not been set aside or modified in a manner unacceptable to Coors and Molson;
- receipt of orders required from the applicable Canadian securities regulatory authorities permitting the issuance and first resale of the shares issuable as part of the merger transaction and the issuance from time to time of Molson Coors common stock in exchange for the exchangeable shares or on the exercise of replacement options;
- absence of injunctions, orders or laws restraining, enjoining or making illegal the completion of the merger transaction;
- receipt of necessary regulatory approvals referred to under "Regulatory Matters" below;

- receipt of the Toronto Stock Exchange's conditional approval for listing of the shares to be issued by Molson Coors Exchangeco;
- receipt of New York Stock Exchange approval for listing of Molson Coors common stock;
- availability of the exemption for the issuance of the shares of Molson Coors common stock to be issued under the arrangement from registration and qualification requirements under applicable U.S. federal and state securities laws;
- effectiveness of a registration statement registering the issuance of shares of Molson Coors common stock issuable upon exchange of exchangeable shares;
- holders of no more than 5% of all Molson shares having exercised dissent rights in respect of the arrangement; and
- Coors' certificate of incorporation and bylaws having been amended and restated in accordance with the combination agreement.

Each party's obligation to complete the merger transaction is subject to the satisfaction of the following additional conditions by the other party:

- the material truth of representations and warranties and material compliance with covenants by the other party;
- the absence of events or changes that have or would reasonably be expected to have a material adverse effect on the other party; and
- the execution and delivery by the other party of the voting trust agreements referred to under "Governance and Management of Molson Coors—Other Governance Matters—Voting Trust Agreements Among Principal Shareholders" beginning on page 134.

Molson's obligation to complete the merger transaction is also subject to the satisfaction by Coors of the following additional conditions:

- the absence of developments that would (i) prevent tax deferred treatment for validly electing Canadian resident shareholders receiving consideration that includes exchangeable shares or (ii) cause the exchangeable shares to be "foreign property" under the *Income Tax Act* (Canada);
- Molson shareholders generally having been permitted to take advantage of the holding company alternative on agreed-upon terms and conditions;
- Coors having executed and delivered a registration rights agreement for the benefit of parties to the voting trust agreements referred to under "Governance and Management of Molson Coors—Other Governance Matters—Voting Trust Agreements Among Principal Shareholders" beginning on page 134;
- Coors having taken all actions necessary to cause the board of directors of Molson Coors to be constituted as described under "Governance and Management of Molson Coors—Board of Directors of Molson Coors"; and
- Molson Coors Exchangeco not having been liquidated, dissolved or wound up and having remained solvent, and no bankruptcy, insolvency, receivership or similar proceeding having been commenced against Molson Coors Exchangeco.

Non-Solicitation (See page 113)

The combination agreement contains detailed provisions prohibiting the parties from seeking an alternative transaction. Under these "non-solicitation" provisions, each of Molson and Coors has agreed that it will not, directly or indirectly:

- initiate, solicit, encourage or otherwise knowingly facilitate any inquiries or the making by any third party of any acquisition proposal (as defined on page 113);
- engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an acquisition proposal, or otherwise knowingly facilitate any effort or attempt to make or implement an acquisition proposal;
- approve or recommend, or propose publicly to approve or recommend, any acquisition proposal; or
- execute or enter into, or publicly propose to accept or enter into, any agreement with respect to an acquisition proposal.

The combination agreement provides for circumstances under which the board of directors of Molson or Coors, as applicable, may share information with third parties, withdraw their recommendation or engage in discussions with third parties regarding acquisition proposals. The combination agreement also provides that each party, under specified circumstances, may enter into an agreement with respect to an acquisition proposal.

Regulatory Matters (See page 97)

In addition to the court approval described above, other regulatory approvals are required as conditions to the completion of the merger transaction, including the expiration or early termination of the waiting period under the HSR Act in the United States, the expiration or early termination of the waiting period under the Competition Act in Canada and receipt of a letter from the Commissioner of Competition stating that the Commissioner has determined not to make an application for an order under Section 92 of the Competition Act in respect of the merger transaction. The conditions relating to the HSR Act and the Competition Act have been satisfied.

Termination (See page 116)

The combination agreement may be terminated at any time prior to completion of the merger transaction, whether before or after approval of the merger transaction by the shareholders of Molson and Coors, as summarized below.

Mutual Termination Rights

Molson and Coors may terminate the combination agreement by mutual agreement. In addition, either Molson or Coors may terminate the combination agreement prior to the completion of the merger transaction if any of the following occurs:

- the merger transaction is not completed on or before January 31, 2005, subject to specified exceptions;
- any law is passed that makes the arrangement illegal or otherwise prohibited or a governmental authority in the United States or Canada issues a final, non-appealable order restraining, enjoining or otherwise prohibiting consummation of the merger transaction;
- the shareholders of Molson fail to approve the Molson shareholders resolution, or the stockholders of Coors fail to approve the Coors share issuance or the Coors charter amendments;

- the other party breaches any representation, warranty, covenant or agreement in the combination agreement such that the conditions to complete the arrangement are incapable of being satisfied on or before January 31, 2005;
- the board of directors of the other party withdraws, modifies or qualifies its recommendation in favor of the transactions contemplated by the combination agreement; or
- the other party intentionally and materially breaches the "non-solicitation" provisions of the combination agreement or its obligation to convene its stockholder meeting.

In addition, either Molson or Coors may terminate the combination agreement under specified circumstances to accept a superior proposal (as defined on page 116 of this document), upon satisfaction of various other conditions.

Termination Fees and Expenses

If the combination agreement is terminated by either party in specified circumstances, either Molson or Coors may be required to pay to the other party expenses incurred by the other party in connection with the merger transaction up to a maximum amount of U.S.$15 million and, upon specified termination relating to competing acquisition proposals, a termination fee of U.S.$75 million including expenses. The termination fee and expense reimbursement are required to be paid at different times, depending on the basis for the termination of the combination agreement.

Amendment of Coors' Certificate of Incorporation (See page 137)

Coors is proposing to amend and restate its certificate of incorporation to effect various features of the merger transaction. Among other changes, the Coors charter amendments will effect the following amendments to the existing certificate of incorporation of Coors, in each case as further described on pages 137-140 in this document:

- the change of the company's name from "Adolph Coors Company" to "Molson Coors Brewing Company";
- the amendment of the authorized number of shares of Class A common stock and Class B common stock from 1,260,000 shares of Class A common stock and 200,000,000 shares of Class B common stock to 500,000,000 for each class;
- the creation of special Class A voting stock and special Class B voting stock of Molson Coors not previously provided for in the existing Coors certificate of incorporation, through which the holders of Class A exchangeable shares and Class B exchangeable shares, respectively, will exercise their voting rights;
- an amendment providing that holders of the Class B common stock and the special Class B voting stock (acting upon the instructions of the holders of Class B exchangeable shares), voting as a single class, will be entitled to elect three members of the Molson Coors board of directors;
- an amendment to include governance and corporate actions requiring the approval of the holders of the Class A common stock and the special Class A voting stock (acting upon the instructions of the holders of Class A exchangeable shares), voting as a single class;
- an amendment to provide that shares of Class A common stock will be convertible at the election of the holder into shares of Class B common stock;
- an amendment to provide that shares of Class B common stock will be convertible into shares of Class A common stock in limited circumstances relating to specified offers which are not made to holders of Class B common stock;

- the provision for a nominating committee and related nominating procedures, and procedures for filling vacancies on the Molson Coors board of directors;
- an amendment to provide that holders of Class B common stock and special Class B voting stock may not take action by written consent;
- an amendment to provide that no dividend may be declared or paid on the Molson Coors Class A common stock or Class B common stock unless an equal dividend is declared or paid on the Molson Coors Class B common stock or Class A common stock, as applicable;
- an amendment subject to the right of the holders of Class B common stock and special Class B voting stock (acting upon the instructions of the holders of Class B exchangeable shares) to vote on any charter amendment to increase or decrease the authorized number of shares of Class B common stock, to provide that the number of authorized shares of any class of stock of Molson Coors may be increased or decreased by the affirmative vote of the holders of Class A common stock and special Class A voting stock (acting upon the instructions of the holders of Class A exchangeable shares), voting together as a single class;
- an amendment to provide that the size of the Molson Coors board of directors shall be determined by resolution of the Molson Coors board of directors in accordance with the bylaws;
- an amendment to provide that (i) any director may be removed, with cause, by a vote of holders of a majority of the voting power of the Class A common stock, special Class A voting stock (acting upon the instructions of the holders of Class A exchangeable shares), Class B common stock and special Class B voting stock (acting upon the instructions of the holders of Class B exchangeable shares), voting together as a single class, and (ii) any director may be removed, without cause, by a vote of the holders of a majority of the voting power of the class or classes that elected the director;
- to provide that the power of the Molson Coors board of directors to amend the Molson Coors bylaws may be limited by a provision of the bylaws in effect as of the date of the filing of the restated certificate of incorporation of Molson Coors; and
- to provide that, except as otherwise provided in the bylaws, Molson Coors shall be required to indemnify a person otherwise entitled to indemnification pursuant to the Molson Coors restated certificate of incorporation in connection with a proceeding commenced by such person only if the commencement of such proceeding was authorized by the Molson Coors bylaws, any written agreement between such person and Molson Coors, or in the specific case by the Molson Coors board of directors.

The proposed restated certificate of incorporation of Molson Coors is attached to this document as Annex G. Please read the restated certificate of incorporation as it, together with the amended bylaws of Molson Coors (attached to this document as Annex H), is the principal legal document that will govern the rights of stockholders of Molson Coors after the merger transaction.

Amendment of Coors' Bylaws (See page 141)

In connection with the Coors charter amendments and related merger transaction, Coors is amending and restating its bylaws. Among other changes, the amendment to the bylaws will effect the following changes, in each case as further described in this document:

- the change in the size of the Molson Coors board of directors to 15;
- the addition of various governance and corporate actions requiring approval of two-thirds of the directors rather than a majority;

- the appointment of a chairman and vice chairman of the board of directors and specified officers of Molson Coors; and
- the revision of specified provisions relating to the calling of and conduct at stockholder meetings and the making of stockholder nominations and proposals.

The restated bylaws are attached to this document as Annex H. Please read the bylaws as they, together with the proposed restated certificate of incorporation, are the principal legal documents that will govern the rights of stockholders of Molson Coors after the merger transaction.

Pentland and Coors Trust Voting Trust Agreements (See page 134)

The Coors Trust, the sole holder of the Coors Class A common stock, and Pentland, the principal holder of Molson Class B common shares, will enter into voting trust agreements upon completion of the merger transaction in order to combine their voting power over any Molson Coors Class A common stock and Class A exchangeable shares that they will own following completion of the merger transaction.

Based on their stockholdings as of November 10, 2004 and giving effect to the merger transaction, the Coors Trust and Pentland will have 33.3% and 33.4%, respectively, of the combined voting power of the Molson Coors Class A common stock and special Class A voting stock (the votes of which are directed by holders of Class A exchangeable shares). Peter H. Coors, chairman of Coors, is a trustee for the Coors Trust, and Eric H. Molson, chairman of the Molson board of directors, indirectly controls Pentland.

The Meetings

Molson will hold a special meeting of its shareholders to approve the arrangement and a separate meeting of its optionholders to approve the Molson optionholders resolution (See page 54)

Molson will hold a special meeting of the holders of Class A non-voting shares and Class B common shares on • 2004, at • .m. (Montréal time), at • , Montréal, Québec. At the Molson special meeting, in accordance with an interim order of the Superior Court of Québec dated • , 2004, Molson shareholders will be asked to consider and vote upon the Molson shareholders resolution to approve the arrangement under section 192 of the CBCA to effect the combination of Molson and Coors.

Molson will also hold a separate meeting of the holders of options to purchase Class A non-voting shares on • 2004, at • .m. (Montréal time), in the John Molson Room located at 1670 Notre-Dame Street East, Montréal, Québec. At the Molson optionholders meeting, in accordance with an interim order of the Superior Court of Québec dated • , 2004, Molson optionholders will be asked to approve the exchange of their options to purchase Molson Class A non-voting shares for options to purchase shares of Molson Coors Class B common stock.

Molson shareholder approvals will be required to complete the merger transaction (See page 54)

Each holder of Molson Class A non-voting shares and Molson Class B common shares as of the close of business on November 22, 2004 is entitled to one vote per share on any matter to be considered at the Molson special meeting. The required approvals for the Molson shareholders resolution to approve the arrangement are (i) 66⅔% of the votes cast at the Molson special meeting by holders of Molson Class A non-voting shares voting as a class, and (ii) 66⅔% of the votes cast at the Molson special meeting by holders of Molson Class B common shares voting as a class. At the separate meeting of Molson optionholders, each holder of Molson options to purchase Class A non-voting shares at the close of business November 22, 2004, is entitled to one vote for each Molson Class A non-voting share that the holder would have received upon a valid exercise of the holder's Molson

options regardless of whether they are currently exercisable. The required approval for the Molson optionholders resolution is 66⅔% of the votes cast at the Molson optionholders meeting by holders of options to purchase Class A non-voting shares of Molson voting as a class.

Ownership of Securities of Directors and Executive Officers of Molson (See page 220)

On the record date, directors and executive officers of Molson and their affiliates beneficially owned and had the right to vote:

- • Molson Class A non-voting shares, representing approximately • % of that class outstanding on the record date.
- • Molson Class B common shares, representing approximately • % of that class outstanding on the record date.
- options to purchase • Molson Class A non-voting shares representing approximately • % of the options outstanding on the record date.

All of the directors and executive officers of Molson have irrevocably undertaken to vote all of the Molson options they hold in favor of the Molson optionholders resolution.

In addition, Pentland has entered into a voting agreement with Coors and the Coors Trust, under which Pentland has committed to vote all of its Molson Class B common shares in favor of the Molson shareholders resolution. As of the date of this document, Pentland, which is indirectly controlled by Eric H. Molson, owns 50.1% of the Molson Class B common shares.

Coors will hold a special meeting of its stockholders to approve the Coors share issuance and the Coors charter amendments (See page 60)

Coors will hold a special meeting of stockholders on • at • .m. (local time) at Coors Brewing Company, Sixth Floor Auditorium, Brewery Complex, 12th and Ford Streets, Golden, Colorado. At the Coors special meeting:

- holders of shares of Coors Class A common stock will be asked to consider and vote on the Coors share issuance and the Coors charter amendments (including all of the proposed amendments described in this document); and
- holders of shares of Coors Class B common stock will be asked to consider and vote on the Coors charter amendments (including all of the proposed amendments described in this document other than the Class A certificate amendments).

Coors stockholder approvals will be required to complete the merger transaction (See page 60)

Each holder of shares of Coors Class A common stock as of the close of business on November 22, 2004 is entitled to one vote per share on any matter to be considered at the Coors special meeting. Each holder of shares of Coors Class B common stock as of the close of business on November 22, 2004 is entitled to one vote per share on the Coors' charter amendments (other than the Class A certificate amendments) at the Coors special meeting.

To become effective, the Coors share issuance requires the affirmative vote of a majority of the votes cast on the proposal by holders of shares of Coors Class A common stock at the Coors special meeting at which the total votes cast by holders of shares of Coors Class A common stock represent at least a majority of the issued and outstanding shares of Coors Class A common stock.

To become effective, the Coors' charter amendments (other than the Class A certificate amendments) require (i) the affirmative vote of the holders of a majority of the outstanding shares of

Coors Class A common stock, voting as a separate class, and (ii) the affirmative vote of the holders of a majority of the outstanding shares of Coors Class B common stock, voting as a separate class.

To become effective, the Class A certificate amendments require the affirmative vote of the holders of a majority of the outstanding shares of Coors Class A common stock.

Unless each of the proposals is approved and the merger transaction is completed, no proposal will be implemented.

Stock Ownership of Directors and Executive Officers of Coors *(See page 277)*

On the record date, directors and executive officers of Coors and their affiliates beneficially owned and had the right to vote • shares of Coors Class B common stock, representing approximately • % of that class outstanding on the record date.

In addition, the Coors Trust, for which Peter H. Coors, chairman of Coors, is a trustee, beneficially owns 1,260,000 shares of Coors Class A common stock, representing 100% of that class outstanding on the record date and • shares of Coors Class B common stock, representing • % of that class outstanding on the record date. Peter H. Coors disclaims beneficial ownership of the 1,260,000 shares of Coors Class A common stock and the • shares of Coors Class B common stock held by the Coors Trust.

The Coors Trust, Peter H. Coors and Keystone Financing LLC, holders of 100% of the Class A common stock and • % of the Class B common stock in the aggregate as of the record date, have entered into a voting agreement with Molson and Pentland, under which they have committed to vote all of their shares of Coors Class A common stock and Coors Class B common stock, in favor of the Coors share issuance and the Coors charter amendments. As a result of the agreed-upon votes, the Coors share issuance is assured of approval at the Coors special meeting.

Risk Factors **(See page 46)**

There are certain risks that should be considered by the Coors stockholders and the Molson shareholders in evaluating whether to approve the merger transaction. These risks should also be considered by the Molson optionholders in evaluating whether to approve the Molson optionholders resolution. Some of these risks relate directly to the merger transaction while others relate to the business of the combined company. These risks include:

- we may not realize the cost savings and other benefits we currently anticipate due to challenges associated with integrating operations, technologies, sales and other aspects of the companies;
- because the market price of Coors common stock will fluctuate and the exchange ratio is fixed, you cannot be sure of the market value of the Molson Coors common stock or the exchangeable shares that will be outstanding following completion of the merger transaction;
- members of management and the boards of directors of Molson and Coors have interests in the merger transaction that are different from those of other shareholders and that could influence their decision to approve the merger transaction;
- the merger transaction is subject to consents and approvals from government entities that could delay completion of the merger transaction or impose conditions on the combined company, which could result in an adverse effect on the business or financial condition of the combined company;
- Molson Coors' public stockholders will have no ability to influence the outcome of most matters presented to Molson Coors stockholders due to members of the Coors and Molson families collectively holding a controlling interest in the combined company after the merger;

- if Pentland and the Coors Trust do not agree on a matter submitted to stockholders, generally the matter will not be approved, even if beneficial to the company or favored by other shareholders;
- if either Pentland or the Coors Trust ceases to beneficially own a specified minimum number of shares of Molson Coors stock, that party may forfeit the right to instruct the trustees with respect to voting on matters presented to Molson Coors stockholders and thereby vest the other party with a sole controlling interest in Molson Coors Class A common stock and the Class A exchangeable shares;
- Molson shareholders who receive exchangeable shares will experience a delay in receiving shares of Molson Coors common stock from the date that they request an exchange, which may affect the value of the shares the holder receives in an exchange;
- because we will continue to face intense competition, operating results may be negatively impacted;
- our operating results may be negatively impacted by foreign currency risk;
- our operations face significant commodity price change and foreign exchange rate exposure which could materially and adversely affect our operating results;
- Molson has recently incurred losses in its Brazilian operations, recorded an impairment charge of Cdn.$210 million in the quarter ended September 30, 2004, announced that it will record a provision for rationalization of approximately Cdn.$50 million and could suffer further impairment charges as a result of the Brazilian operations, which could have a material adverse effect on our combined results of operations;
- Molson may be required to exercise control over the entity that owns the entertainment business and the Montréal Canadiens pursuant to the undertakings given to its lenders;
- we will continue to rely on a small number of suppliers to operate our business and the inability of one of them to meet our production needs could have a negative impact on our business;
- litigation directed at the alcohol beverage industry may adversely affect our sales volume and our business;
- if the independent distributors on which we depend fail to effectively sell our products, our revenue could be adversely affected;
- we are and will continue to be subject to contingent tax, environmental and other liabilities and cannot predict with certainty that our reserves for those liabilities will be sufficient. If actual costs for these contingent liabilities are higher than expected, we could be required to accrue for additional costs;
- we will be subject to changes in laws, taxation and other normal risks associated with investing and carrying on business in various countries which could negatively impact our business; and
- changes in tax, environmental or other regulations or failure to comply with existing licensing, trade and other regulations could have a material adverse effect on our financial condition.

Per Share Equivalent Share Prices

The table below shows the closing prices of the Coors Class B common stock and each class of Molson shares and the pro forma equivalent per share value of each class of Molson shares at the close of the regular trading session on July 21, 2004, the last trading day before the public announcement of

the merger transaction, and • , 2004, the most recent day for which that information was available prior to the mailing of this document.

Date	Coors Class B Closing Price(1)	Molson Share Price Class A	Molson Share Price Class B	Molson Share Price Pro Forma Equivalent(2)
July 21, 2004	U.S.$ 74.73 Cdn.$98.64[4]	U.S.$ 26.43[3] Cdn.$34.70	U.S.$ 26.02[3] Cdn.$34.17	U.S.$ 26.90 Cdn.$35.51[4]
•, 2004	U.S.$ • Cdn.$ • [6]	U.S.$ • [5] Cdn.$ •	U.S.$ • [5] Cdn.$ •	U.S.$ • Cdn.$ • [6]

(1) Shares of Coors Class A common stock are not currently traded on a stock exchange and, as a result, no market value is available for this class of shares, except by reference to the publicly traded shares of Coors Class B common stock.

(2) The pro forma equivalent per share value of Molson shares is calculated by multiplying the Coors Class B closing price by the 0.360 exchange ratio.

(3) Using the exchange rate on July 21, 2004 of U.S.$0.7616 for one Canadian dollar.

(4) Using the exchange rate on July 21, 2004 of Cdn.$1.32 for one U.S. dollar.

(5) Using the exchange rate on • , 2004 of U.S.$ • for one Canadian dollar.

(6) Using the exchange rate on • , 2004 of Cdn.$ • for one U.S. dollar.

Comparative Per Share Data

The following table sets forth certain historical per share data for Molson and Coors and pro forma combined per share data after giving effect to the merger transaction at an exchange ratio of 0.360 shares of Molson Coors common stock or Molson Coors Exchangeco exchangeable shares for each Molson share. This data should be read in conjunction with the Molson audited financial statements, the Molson interim unaudited financial statements, the Coors audited financial statements and the Coors interim unaudited financial statements that are attached to this document as Annexes R and S, respectively, and the Molson Coors unaudited pro forma condensed combined financial statements included beginning on page 286 in this document. The unaudited pro forma condensed combined financial statements reflect adjustments to conform Molson's data to U.S. GAAP, presented in U.S.$ and to give effect to the merger transaction as if it had occurred on December 30, 2002 with respect to the income statement, and as of September 26, 2004 with respect to the balance sheet. The unaudited pro forma condensed combined financial data are not necessarily indicative of the operating results or financial position that would have occurred had the merger transaction been completed at the beginning of the earliest period presented and should not be construed as indicative of future operations. For more information see "Information Concerning Molson" beginning on page 176 and "Information Concerning Coors" beginning on page 234.

Historical—Molson Canadian GAAP	Years ended March 31, 2004	2003	2002	Six months ended September 30, 2004	September 30, 2003
			(Cdn.$)		
Basic income per share	1.86	2.42	1.48	(0.39)	1.19
Diluted income per share	1.84	2.38	1.45	(0.39)	1.17
Book value per share at end of period(2)	9.57	8.12	9.19	8.80	9.29
Dividends per share	0.56	0.42	0.38	0.30	0.28

Historical—Coors U.S. GAAP	Years ended 2003	2002(1)	2001	Thirty-nine weeks ended September 26, 2004	September 28, 2003
			(U.S.$)		
Basic income per share	4.81	4.47	3.33	3.81	3.81
Diluted income per share	4.77	4.42	3.31	3.74	3.79
Book value per share at end of period(2)	34.80	27.02	26.46	40.42	31.57
Dividends per share	0.82	0.82	0.80	0.615	0.615

Pro forma per share data U.S. GAAP	Pro Forma Combined: Year ended 2003	Pro Forma Combined: Thirty-nine weeks ended September 26, 2004	Molson Equivalent(4): Year ended 2003	Molson Equivalent(4): Thirty-nine weeks ended September 26, 2004
		(U.S.$)		
Basic income per share	3.52	1.26	1.27	0.45
Diluted income per share	3.46	1.22	1.25	0.44
Book value per share at end of period(3)	—	56.31	—	20.27
Dividends per share	1.27(5)	0.63(5)	0.46	0.23

(1) Results prior to February 2, 2002 exclude Coors Brewers Limited, the business acquired from InBev on that date.

(2) The historical book value per share is computed by dividing total stockholders' equity as of the end of each period for which the computation is made by the number of common shares outstanding at the end of each period.

(3) The pro forma book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares outstanding at the end of the period totalling 83.5 million common shares.

(4) The Molson pro forma equivalent share amounts are computed by multiplying the Molson Coors pro forma combined per share amounts by the 0.360 exchange ratio.

(5) The pro forma dividends per share amounts are based upon the agreement of Molson and Coors for Molson Coors to adopt Molson's dividend policy in effect on July 21, 2004, subject to applicable law and adjustment for (i) the exchange rate of U.S.$0.7616 per Canadian dollar on that date and (ii) the exchange ratio of 0.360.

Molson Selected Historical Financial Information

We are providing the following financial information to assist you in your analysis of the financial aspects of the merger transaction. We derived the annual Molson historical financial information from the audited consolidated financial statements of Molson as of and for each of the fiscal years ended March 31, 2000 through 2004. Molson prepares its financial statements in accordance with Canadian GAAP, which differs in significant respects from U.S. GAAP. See note 24 to Molson's historical annual financial statements and Note 12 to Molson's interim historical financial statements in Annex R. We derived the data as of and for the six months ended September 30, 2004 and 2003 from unaudited interim financial statements of Molson. In the opinion of Molson management, this information includes adjustments (consisting only of normal and recurring adjustments) that are considered necessary for the fair presentation of the results for the interim periods.

The information below is in Cdn.$ and is only a summary and is qualified by reference to, and should be read in conjunction with, Molson audited financial statements and the Molson unaudited financial statements that are attached to this document in Annex R. The historical results included below and elsewhere in this document are not indicative of the future performance of Molson or the combined company.

	As of and for the six months ended September 30,		As of and for the years ended March 31,				
Canadian GAAP	**2004**	**2003**	**2004**	**2003(3)**	**2002(3,4)**	**2001**	**2000**
	(In Cdn.$millions, except per share data)						
Consolidated Statement of Earnings Data:							
Net sales revenue	1,349.4	1,377.4	2,525.5	2,515.2	2,102.3	1,857.1	1,753.7
Net earnings (loss) from continuing operations(1,2,5,7)	(49.6)	151.2	237.0	308.7	175.6	137.2	(65.8)
Net earnings (loss)(1,2,5,7)	(49.6)	151.2	237.0	308.7	177.6	133.9	(44.0)
Net earnings (loss) per share from continuing operations—basic(1,2,5,7,8)	(0.39)	1.19	1.86	2.42	1.46	1.15	(0.56)
Net earnings (loss) per share from continuing operations—diluted(1,2,5,7,8)	(0.39)	1.17	1.84	2.38	1.43	1.14	(0.55)
Net earnings (loss) per share—basic(1,2,5,7,8)	(0.39)	1.19	1.86	2.42	1.48	1.12	(0.37)
Net earnings (loss) per share—diluted(1,2,5,7,8)	(0.39)	1.17	1.84	2.38	1.45	1.11	(0.36)
Dividends declared per share(8)	0.30	0.28	0.56	0.42	0.38	0.36	0.36
Cash dividends paid per share(8)	0.29	0.27	0.53	0.41	0.37	0.34	0.34
Consolidated Balance Sheet Data:							
Cash and cash equivalents	18.7	50.6	21.2	12.2	71.0	70.1	61.7
Total assets(1,2,5,6)	3,614.2	3,930.8	3,930.6	3,904.1	4,506.3	3,280.8	3,111.8
Current portion of long-term debt	407.2	65.4	347.0	40.6	58.9	—	—
Total long-term debt	992.9	1,099.6	1,135.4	1,220.6	1,746.1	1,204.4	1,111.9
Shareholders' equity(1,2,5,6,7)	1,124.4	1,180.5	1,219.4	1,033.0	1,173.9	795.4	1,025.7

U.S. GAAP	As of and for the six months ended September 30,		As of and for the years ended March 31,	
	2004	2003	2004	2003
	(In Cdn.$millions, except per share data)			
Consolidated Statement of Earnings Data:				
Net sales revenue	1,371.0	1,377.4	2,525.5	2,515.2
Net earnings (loss)(1,2,7)	(47.4)	158.8	248.5	294.1
Net earnings (loss) per share—basic(1,2,7,8)	(0.37)	1.25	1.96	2.34
Net earnings (loss) per share—diluted(1,2,7,8)	(0.37)	1.23	1.93	2.27
Dividends declared per share(8)	0.30	0.28	0.56	0.42
Cash dividends paid per share(8)	0.29	0.27	0.53	0.41
Consolidated Balance Sheet Data:				
Cash and cash equivalents	50.7	50.6	21.2	12.2
Total assets(1,2)	3,881.1	3,912.1	3,914.2	3,877.0
Current portion of long-term debt	407.2	65.4	347.0	40.6
Total long-term debt	1,192.9	1,099.6	1,135.4	1,220.6
Shareholders' equity(1,2,7)	1,008.9	1,043.8	1,083.2	892.3

(1) In the fiscal years presented, Molson recorded provisions for rationalization consisting primarily of brewery closure costs and asset writedowns. For the year ended March 31, 2004, these provisions resulted in a pre-tax charge to earnings of $36.3 (2003—$63.5, 2002—$50.0, 2001—$nil, 2000—$224.0). For the six months ended September 30, 2004 includes $16.0 of merger related costs and a $3.4 charge for rationalization costs.

(2) During the quarter ended September 30, 2004, Molson recorded an impairment charge of $210.0 ($168.0 after minority interest).

(3) During the year ended March 31, 2002, Molson acquired all of the outstanding shares of Cervejarias Kaiser Brasil S.A. in Brazil. In a separate transaction, which closed in fiscal 2003, Molson sold 20% of its operations in Brazil to Heineken N.V.

(4) During the year ended March 31, 2002, Molson completed the sale of its sports and entertainment business consisting of the Montréal Canadiens and the Molson Centre.

(5) Effective April 1, 2001, Molson adopted the Canadian Institute of Chartered Accountants, or CICA, handbook section 3062 "Goodwill and Other Intangible Assets" prospectively in which goodwill and other indefinitive lived intangible assets are not amortized, but tested for impairment. Included in the fiscal 2001 and 2000 net earnings are $38.5 and $34.2 of amortization of intangible assets, respectively.

(6) During the year ended March 31, 2001, Molson adopted CICA handbook section 3461 "Employee Future Benefits" and section 3465 "Income Taxes" retroactively, without restatement. The result of adopting these standards were an increase in total assets of $123.0, an increase in total liabilities of $443.0 and a decrease in retained earnings of $320.0

(7) Effective April 1, 2002, Molson adopted CICA handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments" on a prospective basis and began expensing stock options. Stock option expense for the fiscal year ended March 31, 2004 amounted to $5.2. Stock option expense for the fiscal year ended March 31, 2003 was restated by $3.7 to reflect the adoption of this standard. Prior years have not been restated.

(8) All per share information is after a 2-for-1 stock split which took effect in September 2001. Prior years have been restated.

Coors Selected Historical Financial Information

We are providing the following financial information to assist you in your analysis of the financial aspects of the merger transaction. We derived the annual Coors historical financial information from the audited consolidated financial statements of Coors as of and for each of the fiscal years from 1999 through 2003. Coors prepares its financial statements in accordance with U.S. GAAP. We derived the data as of and for the thirty-nine weeks ended September 26, 2004 and September 28, 2003 from unaudited interim financial statements of Coors. In the opinion of Coors' management, this information includes adjustments (consisting only of normal and recurring adjustments) that are considered necessary for the fair presentation of the results for the interim periods.

The information below is only a summary and is qualified by reference to, and should be read in conjunction with, the Coors audited financial statements and the Coors unaudited interim financial statements that are attached to this document as Annex S, as well as information that has been filed with the SEC. The historical results included below and elsewhere in this document are not indicative of the future performance of Coors or the combined company.

	Thirty-nine weeks ended September 26, 2004	Thirty-nine weeks ended September 28, 2003	Year ended 2003	Year ended 2002(2)	Year ended 2001	Year ended 2000(1)	Year ended 1999
	(In U.S.$ thousands, except per share data)						
Consolidated Income Statement Data:							
Net sales	3,178,511	2,977,241	4,000,113	3,776,322	2,429,462	2,414,415	2,236,484
Operating income	257,502	241,229	307,371	298,285	151,605	150,626	140,535
Net income	141,018	138,576	174,657	161,653	122,964	109,617	92,284
Net income per common share—basic	3.81	3.81	4.81	4.47	3.33	2.98	2.51
Net income per common share—diluted	3.74	3.79	4.77	4.42	3.31	2.93	2.46
Dividends per share of common stock	0.615	0.615	0.820	0.820	0.800	0.720	0.645
Consolidated Balance Sheet Data:							
Cash and cash equivalents and short-term and long-term marketable securities	92,486	31,251	19,440	59,167	309,705	386,195	279,883
Total assets	4,476,634	4,287,415	4,486,226	4,297,411	1,739,692	1,629,304	1,546,376
Current portion of long-term debt and other short-term borrowings	143,660	94,618	91,165	144,049	88,038	—	—
Capital lease obligations	7,201	1,483	391	5,079	9,377	—	—
Long-term debt	920,317	1,275,623	1,159,838	1,383,392	20,000	105,000	105,000
Shareholders' equity	1,512,680	1,148,658	1,267,376	981,851	951,312	932,389	841,539

(1) Reflects a 53-week year.

(2) Results for the first five weeks of fiscal 2002 and all prior fiscal years exclude Coors Brewers Limited.

Summary Molson Coors Unaudited Pro Forma Combined Financial Information

The following summary unaudited pro forma combined financial information is presented to give effect to the merger transaction between Molson and Coors and represents the combined company's pro forma unaudited condensed combined balance sheet as of September 26, 2004 and unaudited condensed combined income statements for the year ended December 28, 2003 and the thirty-nine weeks ended September 26, 2004.

The following summary unaudited pro forma combined financial information is derived from the unaudited pro forma combined financial statements beginning at page 269 and gives effect to the merger transaction between Molson and Coors as if it occurred on December 30, 2002 with respect to the income statement, and as of September 26, 2004 with respect to the balance sheet. The summary unaudited pro forma condensed combined financial information is not necessarily indicative of the results of operations that would have been achieved had the transaction actually taken place at the dates indicated and does not purport to be indicative of future financial position or operating results.

	For the Thirty-nine Weeks Ended September 26, 2004	For the Year Ended December 28, 2003
	(In U.S.$ millions, except per share data)	
Income Statement Data		
Net sales revenue	4,557.5	5,754.4
Net income available to common shareholders	104.3	289.3
Net income per share—basic	1.26	3.52
Net income per share—diluted	1.22	3.46
Balance Sheet Data		
Cash and cash equivalents and short-term and long-term marketable securities	133.1	
Total assets	11,175.4	
Long-term debt	1,895.0	
Shareholders' equity	4,702.3	

Although the combination of Molson and Coors is a merger of equals, generally accepted accounting principles require that one of the two companies in the transaction be designated as the "acquiror" for accounting purposes. In connection with the merger transaction, Coors will be deemed to acquire the Molson net assets at fair value for accounting purposes. Some of these assets have finite lives and require amortization/depreciation expense to be charged to earnings over their useful lives. This has the effect of increasing amortization and depreciation by approximately U.S.$76.9 million per year, pre-tax. However, this non-cash expense has no impact on cash generated from the business of the combined entity.

Risk Factors

You should carefully consider the following risk factors, which we believe are all of the significant risks related to the merger transaction and the anticipated business of Molson Coors, as well as the other information contained in this document, including the attached annexes, in evaluating whether to approve the proposals relating to the merger transaction. By voting in favor of the merger transaction, Molson shareholders and optionholders will be choosing to invest in Molson Coors common stock or in the exchangeable shares, which are ultimately exchangeable for Molson Coors common stock. By voting in favor of the Coors share issuance and the Coors charter amendments, Coors stockholders will be choosing to combine Molson's operations with Coors' operations.

Risks Related to the Merger Transaction

We may not realize the cost savings and other benefits we currently anticipate due to challenges associated with integrating operations, technologies, sales and other aspects of the companies.

The success of the merger transaction will be dependent in large part on the success of the management of the combined company in integrating the operations, technologies and personnel of the two companies following the merger transaction. The failure of the combined company to meet the challenges involved in successfully integrating the operations of Molson and Coors or otherwise to realize any of the anticipated benefits of the merger transaction, including the estimated annual cost savings described elsewhere in this document, could impair the results of operations of the combined company. In addition, the overall integration of the two companies may result in unanticipated operations problems, expenses and liabilities and diversion of management's attention. The challenges involved in this integration include the following:

- integrating successfully each company's operations, technologies, products and services;
- reducing the costs associated with each company's operations;
- coordinating sales, distribution and marketing efforts to effectively promote the products of the combined company;
- preserving distribution, marketing or other important relationships of both Coors and Molson and resolving potential conflicts that may arise;
- coordinating and rationalizing research and development activities to enhance introduction of new products;
- assimilating the personnel of both companies and persuading employees that the business cultures of both companies are compatible; and
- building employee morale and motivation.

Because the market price of Coors common stock will fluctuate and the exchange ratio is fixed, you cannot be sure of the market value of the Molson Coors common stock or the exchangeable shares that will be outstanding following completion of the merger transaction.

In the arrangement, each Molson share will, through a series of exchanges, be exchanged for a fixed number of shares of the applicable class or classes of shares of Molson Coors common stock or exchangeable shares (which will be eligible for exchange into shares of Molson Coors common stock). The exchange ratios in the merger transaction will not be adjusted for changes in the market prices of the shares of Coors or Molson. Changes in the market price of the Coors Class B common stock, the Molson Class A non-voting shares or the Molson Class B common shares or changes in the exchange rate between the U.S. and Canadian dollar prior to the completion of the arrangement will affect the market value of the Molson Coors common stock and the exchangeable shares to be received by

Molson shareholders. Stock price changes may result from a variety of factors, including general market and economic conditions and changes in our businesses, operations and prospects, many of which conditions and changes are beyond our control. Neither Molson nor Coors is permitted to terminate the combination agreement solely because of changes in the market prices of any of our shares or changes in the exchange rate between the U.S. and Canadian dollar.

Furthermore, none of the shares of Coors Class A common stock or exchangeable shares are currently traded on a stock exchange. As a result, no market value is available for those classes of shares, except by reference to the publicly traded shares of Class B common stock and the Molson shares.

If the merger transaction is completed, it will not be completed until after the date of the Coors and Molson special meetings and the satisfaction or waiver of all conditions to the arrangement. Therefore, at the time of your special meeting, you will not know the precise value of the Molson Coors shares or the exchangeable shares. The closing prices of the Coors Class B common stock and each class of Molson shares and the pro forma equivalent per share value of each class of Molson shares at the close of the regular trading session on July 21, 2004, the last trading day before the public announcement of the merger transaction, and • , 2004, the most recent day for which that information was available prior to mailing this document, are set out in "Per Share Equivalent Share Prices" beginning on page 38. Based on such closing prices, the value of 0.360 shares of Coors Class B common stock was U.S.$26.90 (Cdn.$35.51) and U.S.$ • (Cdn.$ •) on July 21, 2004 and • , 2004, respectively. We urge you to obtain current market prices for the Coors Class B common stock and Molson Class A non-voting shares and Class B common shares.

Members of the management and boards of directors of Molson and Coors have interests in the merger transaction that are different from those of other shareholders and that could influence their decision to approve the merger transaction.

In considering whether to approve the merger transaction, Molson's securityholders and Coors' stockholders should recognize that some of the members of management and the boards of directors of Molson and Coors have interests in the merger transaction that differ from, or are in addition to, their interests as Molson securityholders or Coors stockholders. These interests include:

- rights of certain officers and directors to receive termination payments or other benefits, including vesting of options, following a change of control;
- future board of directors membership;
- future executive officer positions; and
- indemnification of officers and directors against certain liabilities.

These interests are described in "Description of the Merger Transaction—Interests of Molson's Directors and Management in the Merger Transaction" beginning on page 86, "Governance and Management of Molson Coors—Other Governance Matters—Voting Trust Agreements Among Principal Shareholders" beginning on page 134 and "Description of the Merger Transaction—Interests of Coors' Directors and Management in the Merger Transaction" beginning on page 96.

The merger transaction is subject to the receipt of consents and approvals from government entities that could delay completion of the merger transaction or impose conditions on the combined company, which could result in an adverse effect on the business or financial condition of the combined company.

Completion of the merger transaction is conditioned upon the expiration or termination of the applicable waiting period under the HSR Act, and the receipt of consents, orders, approvals or clearance, as required, under the competition laws of Canada and certain other regulatory authorities.

The conditions relating to the HSR Act and clearance under competition laws of Canada have been satisfied. A substantial delay in obtaining satisfactory approvals or the imposition of unfavorable terms or conditions in the approvals could have an adverse effect on the business, financial condition or results of operations of Molson Coors.

Molson Coors' public stockholders will have no ability to influence the outcome of most matters presented to Molson Coors stockholders due to members of the Coors and Molson families collectively holding a controlling interest in the combined company after the merger.

The Coors Trust, which is controlled by members of the Coors family, currently owns all of the voting stock of Coors, and Pentland, which is indirectly controlled by Eric H. Molson, owns approximately 44.7% of the voting shares of Molson. Following the merger transaction, Pentland and the Coors Trust will be the beneficial owners of a controlling interest in the Molson Coors Class A common stock and the Class A exchangeable shares. Based on their shareholdings on November 10, 2004, the Coors Trust and Pentland will hold 66.7%, of the combined voting power of Molson Coors Class A common stock and special Class A voting stock (the votes of which are directed by holders of Class A exchangeable shares). Peter H. Coors, the chairman of Coors, is a trustee for the Coors Trust, and Eric H. Molson, the chairman of the Molson board of directors, indirectly controls Pentland. Pentland and the Coors Trust have agreed to enter into voting trust agreements to vote their shares as a bloc. As a result of these ownership levels and voting trust agreements, the remaining holders of Molson Coors Class A common stock and Class B common stock and Class A exchangeable shares and Class B exchangeable shares will have no ability to influence the outcome of most matters presented to the combined company's stockholders, other than limited matters in which the holders of Molson Coors Class B common stock vote separately.

Because Pentland and the Coors Trust will collectively own a controlling interest in the Molson Coors Class A common stock and the Class A exchangeable shares, a third party may be deterred from pursuing a tender offer, change in control or take-over attempt in respect of Molson Coors that is not supported by them.

If Pentland and the Coors Trust do not agree on a matter submitted to stockholders, generally the matter will not be approved, even if beneficial to the Company or favored by other shareholders.

Pentland and the Coors Trust, which will be Molson Coors' two largest stockholders, will enter into voting trust agreements upon the completion of the merger transaction through which they will combine their voting power over the Molson Coors Class A common stock and Class A exchangeable shares they will own upon completion of the merger transaction. However, in the event that these two stockholders do not agree to vote in favor of a matter submitted to a stockholder vote (other than the election of directors), the voting trustees will be required to vote all of the Molson Coors Class A common stock and Class A exchangeable shares deposited in the voting trusts against the matter. There is no other mechanism in the voting trust agreements to resolve a potential deadlock between these stockholders. Therefore, if either Pentland or the Coors Trust are unwilling to vote in favor of a transaction that is subject to a stockholder vote, we may be unable to complete the transaction even if our board, management or other stockholders believe the transaction is beneficial for Molson Coors.

If either Pentland or the Coors Trust ceases to beneficially own a specified minimum number of shares of Molson Coors stock, that party may forfeit the right to instruct the trustees with respect to voting on matters presented to Molson Coors stockholders and thereby vest the other party with a sole controlling interest in Molson Coors Class A common stock and the Class A exchangeable shares.

If Pentland and its permitted transferees cease to beneficially own a specified minimum number of shares of Molson Coors Class A common stock and Class A exchangeable shares, then Pentland will forfeit the right to instruct the trustees with respect to voting on matters presented to Molson Coors

stockholders, and lose rights relating to the nomination of directors to the Molson Coors board of directors. Similarly, if the Coors Trust and its permitted transferees cease to beneficially own a specified minimum number of shares of Molson Coors Class A common stock and Class A exchangeable shares, they will forfeit the right to instruct the trustees with respect to voting on matters presented to Molson Coors stockholders, and lose rights relating to the nomination of directors to the Molson Coors board of directors.

In the event that one party forfeits its right to instruct the trustees with respect to voting on matters presented to Molson Coors stockholders, while the other party retains its right to so instruct the trustees, the party that retains its right to give voting instructions to the trustees will be vested with the sole controlling interest in Molson Coors Class A common stock and the Class A exchangeable shares held in the voting trusts and the sole ability to direct the outcome of most matters presented to Molson Coors' stockholders, other than limited matters on which the holders of Molson Coors Class B common stock vote separately.

For a detailed description of these voting trust agreements, see "Governance and Management of Molson Coors—Other Governance Matters—Voting Trust Agreements Among Principal Shareholders" beginning on page 134.

Molson shareholders who receive exchangeable shares will experience a delay in receiving shares of Molson Coors common stock from the date that they request an exchange, which may affect the value of the shares the holder receives in an exchange.

Molson shareholders who receive exchangeable shares in the arrangement and later request to receive Molson Coors common stock in exchange for their exchangeable shares will not receive Molson Coors common stock for 10 to 15 business days after the applicable request is received. During this 10- to 15-business day period, the market price of Molson Coors common stock may increase or decrease. Any such increase or decrease would affect the value of the consideration to be received by the holder of exchangeable shares on the effective date of the exchange.

Risks Related to the Molson Coors Business and Operations

Because we will continue to face intense competition, operating results may be negatively impacted.

The brewing industry is highly competitive and requires substantial human and capital resources. Competition in our various markets could cause us to reduce prices, increase capital and other expenditures or lose market share, any of which could have a material adverse effect on our business and financial results. In addition, in some of our markets, our primary competitors have substantially greater financial, marketing, production and distribution resources than Molson Coors will have. In all of the markets where Molson Coors will operate, aggressive marketing strategies by our main competitors could adversely affect our financial results.

Our results may be negatively impacted by foreign currency risk.

Molson Coors will hold assets and incur liabilities, earn revenues and pay expenses in a variety of currencies other than the U.S. dollar, primarily the Canadian dollar, the Brazilian real and the British pound. Because our financial statements will be presented in U.S. dollars, we must translate our assets, liabilities, income and expenses into U.S. dollars at then-applicable exchange rates. Consequently, increases and decreases in the value of the U.S. dollar will affect, perhaps negatively, the value of these items in our financial statements, even if their value has not changed in their original currency.

Our operations face significant commodity price change and foreign exchange rate exposure which could materially and adversely affect our operating results.

Molson Coors will use a large volume of agricultural and other raw materials to produce its products, including malt, hops and water. The supply and price of these raw materials can be affected by a number of factors beyond our control, including frosts, droughts and other weather conditions, economic factors affecting growth decisions, plant diseases and theft. To the extent any of the foregoing factors affect the prices of ingredients, our results of operations could be materially and adversely impacted. In addition, in Brazil agricultural and other raw materials are priced based on the U.S. dollar and, since Molson's sales in Brazil are made in local currency, fluctuations in the exchange rate between the U.S. dollar and the Brazilian real may negatively impact our earnings in Brazil.

Both companies have active hedging programs to address commodity price and foreign exchange rate changes. However, to the extent we fail to adequately manage the foregoing risks, including if our hedging arrangements do not effectively or completely hedge changes in foreign currency rates or commodity price risks, our results of operations may be negatively impacted.

Molson has recently incurred losses in its Brazilian operations, recorded an impairment charge of Cdn.$210 million in the quarter ended September 30, 2004, announced that it will record a provision for rationalization of approximately Cdn.$50 million and could suffer further impairment charges as a result of the Brazilian operations, which could have a material adverse effect on our combined results of operations.

Molson's Brazilian operations recently incurred losses in the quarter ended March 31, 2004 and for the quarters ended June 30, 2004 and September 30, 2004. These losses were a function of the current period costs associated with plans to significantly grow volumes and regain market share associated with the sales centers put in place during the last nine months in Brazil. In light of the continuing challenges presented by the Brazilian beer market, Molson performed an impairment test of assets in the region. As a result of declining sales volumes and loss of market share, Molson announced on September 30, 2004 that it had revised its forecast of net cash flow from operations in Brazil and, as a result, on October 28, 2004 announced that it had recorded an impairment charge of Cdn.$210 million (Cdn.$168 million after minority interest). In addition, Molson announced that it will record a provision for rationalization of approximately Cdn.$50 million against earnings in the coming quarters to account for a plant closing in Brazil and organizational right-sizing. On November 3, 2004, Heineken N.V., the owner of a 20% stake in Molson's Brazilian operations, announced that it provided for an impairment charge for the full amount of its 20% stake stating that it is unable to determine the realizable value of its minority interest with any accuracy or reliability and noting that, as a minority shareholder, it has no effective influence over the management and policies of Molson's Brazilian operations. Molson's Brazilian operations may continue to incur losses and further impairment charges could be required, which could have a material adverse effect on our combined results of operations.

Molson may be required to exercise control over the entity that owns the entertainment business and the Montréal Canadiens pursuant to the undertakings given to its lenders.

On July 25, 2001, Molson sold the entertainment business operated in the Bell Centre and the Montréal Canadiens hockey team, which may be financially adversely affected as a result of the National Hockey League work stoppage. As part of the sale transaction, Molson agreed to, among other things, give undertakings to the team's lenders for loans which as of March 31, 2004 were in the amount of Cdn.$92 million.

In addition, Molson is the guarantor of the 99 year lease arrangements on the Bell Centre related to the land on which the Bell Centre is located (the amount of lease payments varies based on prevailing interest rates and changes in the Consumer Price Index—in Molson's 2004 fiscal year the payments under the lease made by the purchaser totaled Cdn.$3.2 million);

If the purchaser is unable to meet its obligations, Molson will exercise control over the entities that own the entertainment business and the Montréal Canadiens and make required payments and fund cash flow deficiencies, which could have a material adverse effect on our liquidity position and our combined results of operations.

We will continue to rely on a small number of suppliers to operate our business, and the inability of one of them to meet our production needs could have a negative impact on our business.

We purchase most of our packaging and container supplies from a single supplier or a small number of suppliers. In addition, consolidation of the glass bottle industry in North America has reduced local supply alternatives and increased risks of glass bottle supply disruptions. The inability of any of these suppliers to meet our production requirements without sufficient time to develop an alternative source could have a material adverse effect on our business.

Litigation directed at the alcohol beverage industry may adversely affect our sales volumes and our business.

Coors and many other brewers and distilled spirits manufacturers have been sued in several courts regarding advertising practices and underage consumption. The suits allege that each defendant intentionally marketed its products to "children and other underage consumers." In essence, each suit seeks, on behalf of an undefined class of parents and guardians, an injunction and unspecified money damages. We will vigorously defend these lawsuits and it is not possible at this time to estimate the possible loss or range of loss, if any, in these lawsuits.

If the independent distributors on which we depend fail to effectively sell our products, our revenue could be adversely impacted.

We sell all of our products in the United States to distributors for resale to retail outlets. Some of our distributors are at a competitive disadvantage because they are significantly smaller than the largest distributors in their markets. Our distributors also sell products that compete with our products. We cannot control or provide any assurance that these distributors will not give our competitors' products higher priority, thereby reducing sales of our products. In addition, the regulatory environment of many states makes it very difficult to change distributors. Consequently, if we are not allowed or are unable to replace unproductive or inefficient distributors, our business, financial position, and results of operation may be adversely affected.

We are and will continue to be subject to various contingent tax, environmental and other liabilities and cannot predict with certainty that our reserves for those liabilities will be sufficient. If actual costs for these contingent liabilities are higher than expected, we could be required to accrue for additional costs.

In the course of our respective businesses, we are subject to various litigation claims and other contingent liabilities. These include, among others, (i) claims asserted against Molson's subsidiary, Cervejarias Kaiser Brasil S.A., by Brazilian tax authorities, including claims for income taxes, federal excise taxes, value-added tax, revenue taxes (PIS/federal unemployment insurance contribution) and federal social security tax, (ii) claims by the U.S. Environmental Protection Agency that Coors is a potentially responsible party at the Lowry Superfund Site and (iii) various other legal claims arising in the ordinary course of our businesses.

While we have estimated and accrued for costs expected to be incurred in connection with our contingent liabilities, if actual costs are higher than expected, we could be required to accrue for additional costs and make additional cash payments.

We will be subject to changes in laws, taxation and other normal risks associated with investing and carrying on business in various countries which could negatively impact our business.

We conduct activities in the United States, Canada, the United Kingdom and Brazil. Our investments are subject to the risks normally associated with any conduct of business in foreign countries including: uncertain political and economic environments; changes in laws or policies of particular countries; taxation; delays in obtaining or failure to obtain necessary governmental permits; limitations on repatriation of earnings; and increased financing costs.

Changes in tax, environmental or other regulations or failure to comply with existing licensing, trade and other regulations could have a material adverse effect on our financial condition.

Our business is regulated by federal, state, provincial and local laws and regulations in various countries regarding such matters as licensing requirements, trade and pricing practices, labeling, advertising, promotion and marketing practices, relationships with distributors, environmental matters and other matters. Failure to comply with these laws and regulations could result in the loss, revocation or suspension of our licenses, permits or approvals. In addition, changes in tax, environmental or any other laws or regulations which affect our products or their production, handling or distribution could have a material adverse effect on our business, financial condition and results of operations.

Information Concerning Forward-Looking Statements

This document (including the documents attached as annexes to this document) contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact contained in this document and the materials accompanying this document are forward-looking statements.

The forward-looking statements are based on the beliefs of management of each of Molson and Coors, as well as assumptions made by and information currently available to management of each of Molson and Coors. Frequently, but not always, forward-looking statements are identified by the use of the future tense and by words such as "believes," "expects," "anticipates," "intends," "will," "may", "could", "would", "projects," "continues," "estimates" or similar expressions. Forward-looking statements are not guarantees of future performance and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause Molson's, Coors' or their industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Among the important factors that could cause actual results to differ materially from those indicated by forward-looking statements are the risks and uncertainties described under "Risk Factors" and elsewhere in this document, in Molson's other filings with Canadian securities administrators and in Coors' other filings with the U.S. Securities and Exchange Commission.

Neither Molson nor Coors can provide any assurance that the plans, intentions or expectations upon which forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this document and the documents that are attached as annexes to this document. Although Molson and Coors believe that the expectations represented in forward-looking statements are reasonable, neither Molson nor Coors can assure that these expectations will prove to be correct.

Forward-looking statements are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this document are made as of the date of this document and neither Molson nor Coors undertakes any obligation to update forward-looking statements to reflect new information, subsequent events or otherwise.

Special Meeting of Molson Shareholders

The accompanying Molson proxy is solicited on behalf of Molson's management for use at the Molson special meeting.

Date, Time and Place of the Molson Special Meeting

The Molson special meeting is scheduled to be held as follows:

Date: • , 2004

Time: • , Montréal time

Place: • , Montréal, Québec

Purpose of the Molson Special Meeting

At the Molson special meeting, Molson shareholders will be asked to:

1. Consider, pursuant to an interim order of the Superior Court, District of Montréal, Province of Québec dated • , 2004, and, if deemed advisable, to pass, with or without variation, the Molson shareholders resolution set out in Annex A-I attached to this document to approve the arrangement under Section 192 of the CBCA to effect the combination of Molson and Coors.

2. Transact other business that may properly come before the Molson special meeting or any adjournment or postponement of the Molson special meeting.

The combination agreement is attached as Annex B to this document. Other documents referred to in the combination agreement also are attached as annexes to this document. Molson shareholders are encouraged to read the combination agreement and related exhibits in their entirety and the other information contained in this document, including the annexes, carefully before deciding to vote.

Recommendation of the Molson Board of Directors

Molson's board of directors recommends that Molson shareholders vote "FOR" the approval of the Molson shareholders resolution set out in Annex A-I attached to this document to approve the arrangement under Section 192 of the CBCA.

Record Date and Entitlement to Vote

The Molson board of directors has fixed the close of business on November 22, 2004 as the record date for determining Molson shareholders entitled to notice of, and to vote at, the Molson special meeting. As of the record date, there were (i) • Molson Class A non-voting shares and (ii) • Molson Class B common shares outstanding and entitled to vote at the Molson special meeting.

Molson will prepare, within 10 days after the record date, a list of the holders of Molson Class A non-voting shares and Molson Class B common shares entitled to vote at the Molson special meeting. The list of Molson shareholders will be available for inspection at the offices of CIBC Mellon Trust Company, Molson's registrar and transfer agent, at 2001 University Street, Suite 1600, Montréal, Québec, H3A 2A6 during usual business hours.

Registered Holders of Molson Shares

If you are a registered holder of Molson shares at the close of business (Montréal time) on the record date, you are entitled to attend the Molson special meeting in person or by proxy and to cast

one vote for each Molson Class A non-voting share and Molson Class B common share held by you on the record date.

Non-Registered Shareholders

The names of the shareholders whose shares are held in the name of a broker or another intermediary will not appear on the list of shareholders of Molson. If you are not a registered Molson shareholder, in order to vote you must obtain the material relating to the Molson special meeting from your broker or other intermediary, complete the request for voting instructions sent by the broker or other intermediary and follow the directions of the broker or other intermediary with respect to voting procedures.

In accordance with National Instrument 54-101 adopted by the Canadian securities administrators entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer", Molson is distributing copies of the material related to the Molson special meeting to the clearing agencies and intermediaries for distribution to non-registered holders. Intermediaries must forward the material related to the Molson special meeting to non-registered holders and often use a service company (such as ADP Investor Communications in Canada) to permit you, if you are not a registered shareholder, to direct the voting of the Molson shares which you beneficially own. If you are a non-registered Molson shareholder, you may revoke voting instructions which have been given to an intermediary at any time by written notice to the intermediary. If you are a non-registered Molson shareholder, please submit your voting instructions to your intermediary or broker in sufficient time to ensure that your votes are received by Molson on or before ● p.m., Montréal time, on ● .

Quorum and Votes Required

Attendance in person or by proxy of holders of 25% of the issued and outstanding Molson Class A non-voting shares and holders of 25% of the issued and outstanding Molson Class B common shares will constitute a quorum for the transaction of business at the Molson special meeting. If a quorum is not present, the Molson special meeting may be adjourned to allow additional time for obtaining additional proxies or votes. At any subsequent reconvening of the Molson special meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Molson special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

In accordance with the interim order of the Superior Court, District of Montréal, Province of Québec:

- The requisite approval for the Molson shareholders resolution will be:
  - not less than 66⅔% of the votes cast on the Molson shareholders resolution by holders of Molson Class A non-voting shares, voting as a separate class, present in person or by proxy at the Molson special meeting, and
  - not less than 66⅔% of the votes cast on the Molson shareholders resolution by holders of Molson Class B common shares, voting as a separate class, present in person or by proxy at the Molson special meeting.

Any spoiled votes, illegible votes and defective votes will be considered not to be votes cast.

Certain aspects of the merger transaction, including certain provisions of the voting trust agreements between Pentland and the Coors Trust, described in "Governance and Management of Molson Coors", raise a question as to whether the transaction is subject to the requirement of Policy Q-27 of the Autorité des marchés financiers du Québec, or AMF, to provide a valuation of the affected securities and summary of this valuation to Molson shareholders and the requirement of Policy Q-27

and Rule 61-501 of the Ontario Securities Commission, or OSC, to hold a minority vote of Class B common shares. Accordingly, Molson applied for and has been granted exemptions from both the AMF and OSC from these requirements, based upon considerations which included the nature of the arrangements, the review and recommendation of the transaction by the independent committee of Molson, the receipt of opinions from its financial advisors as to the fairness, from a financial point of view, of the 0.360 exchange ratio, the requirement for a two-thirds approval of each class of Molson shares, the supervision of the Québec Superior Court and the right of a Molson shareholder to dissent and the fact that a minority vote of Class B common shares would unduly favor a very small group of shareholders.

Proxies

Your vote is very important. Whether or not you plan to attend the Molson special meeting, we urge you to vote promptly to ensure that your securities are represented at the meeting. You may vote by mail by dating and signing the enclosed form of proxy and promptly returning it in the postage-paid envelope provided. For a proxy to be valid, you (or your attorney, who must be authorized in writing) must sign and date it, and must either return it in the envelope provided or deposit it at the offices of CIBC Mellon Trust Company at Attn: Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9 not later than 5:00 p.m. (Montréal time) on • , 2004 or, if the Molson special meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Molson special meeting is to be reconvened. An undated but executed proxy will be deemed to be dated the date of this document.

You may also cast your vote by proxy via the Internet at the website indicated on your proxy form or by telephone by calling the toll-free number shown on your proxy form and following the instructions. You must do so not later than 5:00 p.m. (Montréal time) two business days before the Molson special meeting. You will also need your control number located on the front of your proxy form to identify yourself to the system. If you submit your proxy via the Internet or by telephone, please do not return a signed form of proxy. A signed and completed form of proxy or properly submitted telephone or Internet proxies received by Molson prior to or at the Molson special meeting will be voted as instructed.

There are two forms of proxy applicable to Molson shares: a [color] proxy applicable to holders of Molson Class A non-voting shares and a [color] proxy applicable to holders of Molson Class B common shares. If you also hold Molson options, you may have received an additional [color] form of proxy to be used in connection with the separate meeting of Molson optionholders. **Please be sure to execute a vote—by telephone, Internet or mail—with regard to each form of proxy you receive.**

If you need an additional form of proxy, please contact our proxy solicitor, Innisfree M&A Incorporated, toll free at • (English speakers) or • (French speakers).

If your broker or other nominee holds your shares in its name, carefully follow the instructions given to you by your broker or other intermediary to ensure that your shares are properly voted.

Voting of Proxies

The individuals named in the enclosed form of proxy will vote the Molson securities represented by proxy in accordance with the instructions of the Molson securityholder who appointed them. **If you submit a validly executed proxy without providing instructions, the Molson securities represented by the proxy will be voted "FOR" the Molson shareholders resolution. The enclosed form of proxy, when properly completed and signed, confers discretionary authority on the appointed individuals to vote as they see fit on any amendment or variation to any of the matters identified in the notice of Molson special meeting and on any other matter that may properly be brought before the Molson special meeting. At the date of this document, neither the Molson board of directors nor management of**

Molson is aware of any variation, amendment or other matter to be presented for a vote at the Molson special meeting.

Revocation of Proxies

If you are a registered holder, you may revoke a proxy at any time before the Molson special meeting:

- by executing, or having your attorney (who must be authorized in writing) execute, a valid form of revocation of proxy and delivering it to the Secretary of Molson or the offices of CIBC Mellon Trust Company at the address referred to above, at any time up to and including the last business day preceding the day of the Molson special meeting, or any adjournment of the Molson special meeting, or to the chairman of the Molson special meeting at any time before the Molson special meeting or any adjournment of the Molson special meeting;
- by completing and submitting, or having your attorney (who must be authorized in writing) complete and submit, a later-dated proxy form no later than 5:00 p.m. (Montréal time) on the last business day before the Molson special meeting; and
- by attending the Molson special meeting and voting in person. Your attendance at the Molson special meeting alone will not revoke your proxy. You must also vote at the Molson special meeting in order to revoke a previously submitted proxy.

You may also revoke a proxy via the Internet at the website indicated on your proxy form or by telephone by calling the toll-free number shown on your proxy form and following the instructions.

If a broker holds shares in "street name" and you have instructed a broker to vote your shares and wish to change your vote, you must follow directions received from your broker to change those instructions.

Molson Voting Agreement

As a condition to Coors entering into the combination agreement, concurrently with the execution and delivery of the combination agreement, Pentland entered into the Molson voting agreement with Coors and the Coors Trust under which, among other things, Pentland has agreed, subject to the terms of the Molson voting agreement, to vote all Molson shares owned by it in favor of the merger transactions contemplated by the combination agreement.

Pentland and the Swiftsure Trust were parties to an agreement that restricted the transfer or conversion of shares of Molson by the parties to the agreement. The agreement provided for its termination in certain circumstances and for the provision of notice by one party to the other in certain circumstances, which included a party reaching a specified ownership level in the shares of Molson. Molson and Coors have been advised by Pentland that, as of November 9, 2004, Pentland owned 50.1% of the then outstanding Class B common shares and that on November 10, 2004 it had written to the Swiftsure Trust advising of the termination of the agreement. The agreement authorized Eric H. Molson and Stephen T. Molson, as representatives of the parties thereto holding more than 50% of the issued and outstanding Class B common shares, to give notice of non-acceptance of any exclusionary offer (as defined in Molson's articles) and restricted the transfer of Class B common shares of Molson held by the parties. The exclusionary offer provisions form an integral part of Molson's "coattail" provisions which provide protection to holders of Class A non-voting shares in the case of a proposed take-over bid for Class B common shares.

Prior to November 9, 2004, Pentland owned 10,000,000 Class B common shares, including all of the Class B common shares formerly held by Lincolnshire Holdings Limited and Nooya Investments Limited. As announced by Pentland on November 10, 2004, on November 9, 2004, it acquired, by

private agreement, 9,000 Class B common shares from BAX Investments Limited ("BAX") and 9,000 Class B common shares from DJS Holdings Ltd. ("DJS"). The shareholders of each of BAX and DJS are the Estate of the late T.H.P. Molson and certain of his descendants. Eric H. Molson and Stephen T. Molson are directors of BAX and DJS, and trustees of trusts of the Estate of the late T.H.P. Molson. In addition, on November 9, 2004, BAX and DJS converted an aggregate of 2,278,654 Class B common shares into Class A non-voting shares.

The agreement between, among others, Pentland and the Swiftsure Trust was to expire on December 20, 2006, and was subject to earlier termination upon the occurrence of certain events, including a party achieving minimum shareholding thresholds of Class B common shares. Pentland announced that it advised the Swiftsure Trust of the termination of the agreement in view of its holdings of Class B common shares.

The Molson voting agreement provides that, in the event that the merger transaction is not completed solely as a result of Pentland's failure to terminate the agreement with Swiftsure Trust, Pentland will indemnify Coors for specified expenses of Coors and the Coors Trust relating to the merger transaction, up to an aggregate of U.S.$15 million.

For more information about the Molson voting agreement, see "The Combination Agreement and Related Agreements—Voting Agreements" beginning on page 118.

Voting Securities and Principal Holders of Securities

On the record date, there were outstanding (i) • Molson Class A non-voting shares and (ii) • Molson Class B common shares. Each Molson Class A non-voting share and Class B common share carries the right to one vote.

The only shareholder that, to the knowledge of Molson management, as of the record date, owned beneficially, or exercised control or direction over more than 10% of the total outstanding Molson Class A non-voting shares was AIM Funds Management Inc. which, as of July 31, 2004, controlled 15,225,750 Molson Class A non-voting shares or approximately 14.5% of the total outstanding Molson Class A non-voting shares as of that date.

The only shareholders that, to the knowledge of Molson management, as of the record date, owned beneficially, or exercised control or direction over more than 10% of the total outstanding Molson Class B common shares were:

- Eric H. Molson, chairman of the Molson board of directors, who indirectly through Pentland controlled 10,018,000 Molson Class B common shares or 50.1% of the total outstanding Molson Class B common shares. Pentland is owned by Lincolnshire Holdings Inc. and Nooya Investments Inc., which are respectively owned by Eric H. Molson and his brother Stephen T. Molson; and
- R. Ian Molson, who controls Nantel Investments Ltd. which beneficially owned, through Swiftsure Trust, 2,300,000 Molson Class B common shares or approximately • % of the total outstanding Molson Class B common shares.

On the record date, directors and executive officers of Molson and their affiliates beneficially owned and had the right to vote:

- • Molson Class A non-voting shares, representing approximately • % of the class outstanding on the record date; and
- • Molson Class B common shares, representing approximately • % of the class outstanding on the record date.

Solicitation of Proxies

The management of Molson is soliciting proxies for use at the Molson special meeting and has designated the individuals listed on the enclosed form of proxy as persons whom Molson securityholders may appoint as their proxyholders. If you are a Molson shareholder and wish to appoint an individual not listed on the enclosed form of proxy to represent you at the Molson special meeting, you may do so either by crossing out the names on the enclosed form of proxy and inserting the name of that other individual in the blank space provided on the enclosed form of proxy or by completing another acceptable form of proxy. A proxy nominee need not be a Molson shareholder. If the Molson shareholder is a corporation, it must execute the proxy by an officer or properly appointed attorney.

Molson will bear the expenses in connection with the solicitation of proxies from Molson shareholders, except that Coors and Molson have agreed to share equally out-of-pocket expenses related to the printing and filing of this document. Molson has retained Innisfree M&A Incorporated, a proxy solicitation firm, for assistance in connection with the solicitation of proxies in Canada and the United States and anticipates paying a fee not exceeding U.S.$500,000 plus additional charges related to telephone calls and other services. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of Molson shares held of record by these persons, and Molson may reimburse them for their reasonable transaction and clerical expenses. Molson and Coors have agreed to share the costs of the solicitation of proxies.

Solicitation of proxies may also be made by mail, in person, or by telephone, email, Internet, facsimile, telegram or other means of communication, by Molson's directors, officers and employees. These people will receive no additional compensation for these services, but will be reimbursed for any transaction expenses incurred by them in connection with these services.

Independent Auditors

Representatives of PricewaterhouseCoopers LLP, Molson's independent auditors, plan to attend the Molson special meeting and will be available to answer questions. PricewaterhouseCoopers LLP's representatives will also have an opportunity to make a statement at the Molson special meeting if they so desire.

Dissenting Shareholder's Rights

Under the provisions of the interim order, registered Molson shareholders will have the right to dissent with respect to the Molson shareholders resolution. If the arrangement becomes effective, a registered Molson shareholder who dissents will be entitled to be paid the fair value of its Molson shares by Molson or Molson Coors Exchangeco. This right to dissent is described in this document and in the plan of arrangement which is attached to this document as Annex D. If you want to dissent in respect of the Molson shareholders resolution, you must provide a written dissent notice to Molson's secretary at Molson Inc., 1555 Notre Dame Street East, 4th Floor, Montréal, Québec H2L 2R5, Attention: Secretary, facsimile number • , not later than 5:00 p.m. (Montréal time) on the business day immediately preceding the Molson special meeting (or any adjournment or postponement of the Molson special meeting). If you do not strictly comply with this requirement, you could lose your right to dissent. This requirement is different from the statutory dissent procedures of the CBCA that would permit a dissent notice to be provided at or prior to the Molson special meeting.

Special Meeting of Coors Stockholders

The accompanying Coors proxy is solicited on behalf of Coors' board of directors for use at the Coors special meeting.

Date, Time and Place of the Coors Special Meeting

The special meeting is scheduled to be held as follows:

Date: • , 2004

Time: • , Mountain time

Place: Coors Brewing Company, Sixth Floor Auditorium, Brewery Complex, 12th and Ford Streets, Golden, Colorado

Purpose of the Coors Special Meeting

The purpose of the Coors special meeting is to consider and vote on the following:

- a proposal to adopt a restated certificate of incorporation of Coors in the form attached as Annex G to the enclosed document, such approval to include, among other things, the following proposals:

1. to change the company's name to "Molson Coors Brewing Company" from "Adolph Coors Company";
2. to increase the number of authorized shares of Class A common stock and Class B common stock to 500,000,000 for each class;
3. to authorize the creation of one share of special Class A voting stock and special Class B voting stock of Molson Coors, through which the holders of Class A exchangeable shares and Class B exchangeable shares described in this proxy statement, respectively, will exercise their voting rights with respect to the combined company;
4. to provide that holders of Class B common stock and special Class B voting stock may not take action by written consent;
5. to include additional governance and corporate actions among the actions requiring the approval of the holders of the Class A common stock and the special Class A voting stock, voting as a single class;
6. to provide that no dividend may be declared or paid on the Class A common stock or Class B common stock unless an equal dividend is declared or paid on the Class B common stock or Class A common stock, as applicable;
7. to provide that shares of Class A common stock will be convertible at the election of the holder into shares of Class B common stock;
8. to provide that shares of Class B common stock will be convertible into shares of Class A common stock in limited circumstances relating to specified offers which are not made to holders of Class B common stock;
9. to provide that holders of the Class B common stock and the special Class B voting stock, voting as a single class, will be entitled to elect three members of the Molson Coors board of directors;
10. to provide for a nominating committee, related nominating procedures and procedures for filling vacancies on the Molson Coors board of directors;

11. subject to the right of the holders of Class B common stock and the Class B special voting stock to vote on any charter amendment to increase or decrease the authorized number of shares of Class B common stock, to provide that the number of authorized shares of any class of stock of Molson Coors may be increased or decreased by the affirmative vote of the holders of Class A common stock and special Class A voting stock, voting together as a single class;
12. to provide that the size of the Molson Coors board of directors shall be determined by resolution of the Molson Coors board of directors in accordance with the bylaws;
13. to provide that (i) any director may be removed, with cause, by a vote of holders of a majority of the voting power of the Class A common stock, special Class A voting stock, Class B common stock and special Class B voting stock, voting together as a single class and (ii) any director may be removed, without cause, by a vote of the holders of a majority of the voting power of the class or classes that elected the director;
14. to provide that the power of the Molson Coors board of directors to amend the Molson Coors bylaws may be limited by a provision of the bylaws in effect as of the date of the filing of the new restated certificate of incorporation of Molson Coors; and
15. to provide that, except as otherwise provided in the bylaws, Molson Coors shall be required to indemnify a person otherwise entitled to indemnification pursuant to the Molson Coors restated certificate of incorporation in connection with a proceeding commenced by such person only if the commencement of such proceeding was authorized by the Molson Coors bylaws, any written agreement between such person and Molson Coors, or in the specific case by the Molson Coors board of directors;

- a proposal to approve the issuance of shares of Class A common stock, Class B common stock, special Class A voting stock and special Class B voting stock (and any shares convertible into or exchangeable for shares of those classes of stock) as contemplated by the combination agreement and the plan of arrangement;
- any other matters as may properly come before the special meeting and any adjournment or postponement of the special meeting, including any proposal to adjourn the meeting to solicit additional proxies in favor of the foregoing proposals.

Unless each of the proposals are approved at the Coors special meeting and the merger transaction is completed, no proposal will be implemented.

In addition, notwithstanding shareholder approval, if the merger transaction is not completed, no proposal to amend the existing certificate of incorporation will be implemented.

The combination agreement is attached as Annex B to this document and the restated certificate of incorporation of Coors, including all proposed amendments, is attached as Annex G to this document. Other documents referred to in the combination agreement also are attached as annexes to this document. Coors stockholders are encouraged to read the combination agreement and exhibits in their entirety and the other information contained in this document, including the annexes, carefully before deciding to vote.

Recommendation of the Coors Board of Directors

Coors' board of directors recommends that Coors shareholders vote "FOR" approval of the adoption of the amendments to the existing certificate of incorporation of Coors in the form attached to this document as Annex G and "FOR" approval of the issuance of shares of Molson Coors Class A common stock, Class B common stock, special Class A voting stock and special Class B voting stock

(and any shares convertible into or exchangeable for that stock) as contemplated by the combination agreement and the plan of arrangement.

Record Date and Entitlement to Vote

Coors' board of directors has fixed the close of business on November 22, 2004 as the record date for determining Coors stockholders entitled to notice of, and to vote at, the Coors special meeting. As of the record date, there were 1,260,000 shares of Coors Class A common stock and • shares of Coors Class B common stock outstanding and entitled to vote.

Quorum and Votes Required

A majority of each class of issued and outstanding shares of Coors common stock, as of the record date, represented in person or by proxy, will constitute a quorum for the transaction of business at the Coors special meeting. If a quorum is not present with respect to a matter, the Coors special meeting may be postponed or adjourned to allow additional time for obtaining additional proxies or votes. At any subsequent reconvening of the Coors special meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Coors special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting. Each share of Coors Class A common stock, each of which is held by the Coors Trust, entitles its owner to one vote on all matters presented at the Coors special meeting. Each share of Coors Class B common stock entitles its owner to one vote on the Coors charter amendments (except the Class A certificate amendments). Shares held by Coors in its treasury do not count toward a quorum.

Approval of the Coors charter amendments and each of the proposed amendments to the Coors existing certificate of incorporation included therein, except the Class A certificate amendments, requires (i) the affirmative vote of the holders of a majority of the outstanding shares of Coors Class A common stock, voting as a separate class, and (ii) the affirmative vote of the holders of a majority of the outstanding shares of Coors Class B common stock, voting as a separate class. Approval of the Coors Class A certificate amendments requires the affirmative vote of the holders of a majority of the outstanding shares of Coors Class A common stock, and approval of the Coors share issuance requires the affirmative vote of a majority of the votes cast on the proposal by holders of the outstanding shares of Coors Class A common stock (provided that the total votes cast represent at least a majority of the Coors Class A common stock issued and outstanding and entitled to vote at the Coors special meeting).

Abstentions

If any Coors stockholder submits a proxy that indicates an abstention from voting on one or more proposals, that stockholder's shares will nonetheless be counted as present in determining the existence of a quorum at the Coors special meeting. Abstentions are included in determining the number of outstanding shares entitled to vote on the proposals submitted to stockholders. As a result, abstentions will have the same effect as a vote against a necessary requirement of the merger transaction.

Attending the Coors Special Meeting

If you are a holder of record of Coors common stock and plan to attend the Coors special meeting, please indicate this when you submit your proxy. When you arrive at the Coors special meeting, you will be asked to present photo identification, such as a driver's license. If you are a beneficial owner of Coors common stock held by a broker, bank, or other nominee, you will need proof of ownership to be admitted to the special meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership. If you want to vote your Coors common stock held

in nominee name in person, you must get a written proxy in your name from the broker, bank, or other nominee that holds your shares.

Proxies

Your vote is very important. Whether or not you plan to attend the Coors special meeting, we urge you to vote promptly to ensure that your securities are represented at the meeting. You may vote by mail by dating and signing the enclosed proxy card and promptly returning it in the postage-paid envelope provided. Alternatively, you can simplify the process and save Coors expense by submitting your proxy via the Internet at • or by telephone at • and following the instructions. You will need a control number, which is located on your proxy card to verify your identity as a Coors stockholder and allow you to submit your proxy and confirm that your voting instructions have been recorded properly. If you submit your proxy via the Internet or by telephone, please do not return a signed proxy card. A signed and completed proxy card or properly submitted telephone or Internet proxy received by Coors prior to or at the Coors special meeting will be voted as instructed. If your broker or other nominee holds your shares in its name, carefully follow the instructions given to you by your broker or other intermediary to ensure that your shares are properly voted.

Please be sure to submit your proxy—by telephone, Internet or mail.

If you need an additional proxy card, please contact our proxy solicitor, Georgeson Shareholder Communications Inc. toll free at • .

If your broker or other nominee holds your shares in its name, carefully follow the instructions given to you by your broker or other intermediary to ensure that your shares are properly voted.

Voting of Proxies

All properly-executed proxies that Coors receives prior to the vote at the Coors special meeting, and that are not revoked, will be voted in accordance with the instructions indicated on the proxy card. If you submit a validly executed proxy without providing direction, the proxy will be voted in favor of approval of the proposals (except for broker non-votes, which are discussed below).

Brokers holding shares in "street name" may vote the shares only if you provide them with instructions on how to vote. Brokers will direct you on how to instruct them to vote your shares or submit a proxy or give voting instructions. If your shares are held in "street name," your broker or nominee may permit you to instruct them by telephone or electronically. Please check your proxy card or contact your broker or nominee to determine whether these methods are available to you.

Under the rules that govern brokers who have record ownership of shares that are held in "street name" for their clients (who are the beneficial owners of the shares), brokers have discretion to vote the shares on routine matters but not on non-routine matters. The Coors charter amendments and Coors share issuance are non-routine matters. Accordingly, brokers will not have discretionary voting authority to vote your shares on these proposals at the Coors special meeting. A "broker non-vote" occurs when a broker does not have discretionary voting authority and has not received instructions from the beneficial owners of the shares. Broker non-votes will be counted for purposes of determining whether a quorum is present at the special meeting, but will not be counted as votes in favor of approval for purposes of determining whether a proposal has been approved.

Failing to return your proxy or attend the Coors special meeting will reduce the number of votes cast at the Coors special meeting and may contribute to a lack of a quorum.

Because approval of each of the Coors charter amendments (except the Class A certificate amendments) requires the affirmative vote of a majority of the outstanding shares of each class of Coors common stock, abstentions, failures to vote and broker non-votes as to one or more such

proposals will have the same effect as votes against a necessary requirement of the merger transaction. Consequently, we urge you to return the enclosed proxy card with your vote marked.

Coors does not expect that any matter or proposal other than the proposals described in this document will be brought before the Coors special meeting or any adjournment. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to those matters on which the grantor of the proxy is entitled to vote.

Revocation of Proxies

You can change your vote at any time before your proxy is voted at the Coors special meeting. If you are a registered holder, you can do this in one of three ways:

- First, before the Coors special meeting, you can deliver a signed notice of revocation of proxy to the Secretary of Coors at the address specified below.
- Second, you can complete and submit a later-dated proxy card or, if you submitted your proxy by telephone or through the Internet, you can change your proxy by telephone or through the Internet.
- Third, you can attend the Coors special meeting and vote in person. Your attendance at the Coors special meeting alone will not revoke your proxy; rather, you must also vote at the Coors special meeting in order to revoke your previously submitted proxy.

If you want to change your proxy directions by mail, you should send any notice of revocation or your completed new proxy card, as the case may be, to Coors at the following address:

Adolph Coors Company
c/o Corporate Secretary
Mail No. NH311
P.O. Box 4030
Golden, Colorado 80401
Telephone: •
Facsimile: •

You may also revoke or change your proxy directions by telephone or via the Internet by following the instructions set forth below under "—Proxies" above.

If you have instructed a broker to vote your shares and wish to change your vote, you must follow directions received from your broker to change those instructions.

Coors Voting Agreement

As a condition to entering into the combination agreement, concurrently with the execution and delivery of the combination agreement, each of the Coors Trust, Keystone Financing LLC and Peter H. Coors entered into the Coors voting agreement with Pentland and Molson under which, among other things, each has agreed subject to the terms of the Coors voting agreement to vote all of the shares of Coors common stock beneficially owned by each of them in favor of the Coors charter amendments and Coors share issuance contemplated by the combination agreement. As of the record date, these three stockholders collectively beneficially owned:

- all of the issued and outstanding shares of Coors Class A common stock, and
- • shares of Coors Class B common stock, or approximately • % of the issued and outstanding shares of Coors Class B common stock.

For more information about this voting agreement, see "The Combination Agreement and Related Agreements-Voting Agreements" beginning on page 118.

Shares Beneficially Held by Directors and Executive Officers

On the record date, directors and executive officers of Coors and their affiliates beneficially owned and had the right to vote • shares of Coors Class B common stock, representing approximately • % of that class outstanding on the record date.

In addition, the Coors Trust, for which Peter H. Coors, the chairman of Coors' board of directors, is a trustee, beneficially owns 1,260,000 shares of Coors Class A common stock, representing 100% of that class outstanding on the record date, and • shares of Class B common stock, representing • % of that class outstanding on the record date. Peter H. Coors disclaims beneficial ownership of the 1,260,000 shares of Coors Class A common stock and the • shares of Coors Class B common stock held by the Coors Trust.

Based on discussions with its board of directors and executive officers, to Coors' knowledge, all directors and executive officers of Coors intend to vote their common stock in favor of the Coors charter amendments proposal, although none of the officers or directors, other than Peter H. Coors, as described above, is obligated to do so.

For more information regarding beneficial ownership of shares of Coors common stock by each current Coors director, certain executive officers of Coors, all directors and executive officers of Coors as a group and other principal stockholders, see "Information Concerning Coors—Security Ownership of Certain Beneficial Owners, Directors and Management" beginning on page 277.

Solicitation of Proxies

The management of Coors is soliciting proxies for use at the Coors special meeting and has designated the individuals listed on the enclosed form of proxy as persons whom Coors stockholders may appoint as their proxyholders. If you are a Coors stockholder and wish to appoint an individual not listed on the enclosed form of proxy to represent you at the Coors special meeting, you may do so either by crossing out the names on the enclosed form of proxy and inserting the name of that other individual in the blank space provided on the enclosed form of proxy or by completing another acceptable form of proxy. A proxy nominee need not be a Coors stockholder. If the Coors stockholder is a corporation, it must execute the proxy by an officer or properly appointed attorney.

Coors will bear the expenses in connection with the solicitation of proxies from Coors stockholders, except that Coors and Molson have agreed to share equally out-of-pocket expenses related to the printing and filing of this document. Coors has retained Georgeson Shareholder Communications Inc., a proxy solicitation firm, for assistance in connection with the solicitation of proxies for the special meeting for a fee of approximately U.S.$50,000 plus additional charges related to telephone calls and other services. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of common stock held of record by these persons, and Coors may reimburse them for their reasonable transaction and clerical expenses. Molson and Coors have agreed to share the costs of the solicitation of proxies.

Solicitation of proxies may be made by mail, in person, or by telephone, email, Internet, facsimile, telegram or other means of communication, by Coors' directors, officers and employees. These people will receive no additional compensation for these services, but will be reimbursed for any transaction expenses incurred by them in connection with these services.

Independent Registered Public Accounting Firm

Representatives of PricewaterhouseCoopers LLP, Coors' independent registered public accounting firm, plan to attend the Coors special meeting and will be available to answer questions. PricewaterhouseCoopers LLP's representatives will also have an opportunity to make a statement at the Coors special meeting if they so desire.

Separate Meeting of Molson Optionholders

The accompanying Molson proxy is solicited on behalf of Molson's management for use at the separate Molson optionholders meeting.

Date, Time and Place of the Molson Special Meeting

The Molson optionholders meeting is scheduled to be held as follows:

Date: • , 2004

Time: • , Montréal time

Place: The John Molson Room
1670 Notre-Dame Street East,
Montréal, Québec

Purpose of the Molson Optionholders Meeting

At the Molson optionholders meeting, optionholders will be asked to consider:

1. Pursuant to an interim order of the Superior Court, District of Montréal, Province of Québec dated • , 2004, and if deemed advisable to pass, with or without variation, the Molson optionholders resolution set out in Annex A-II attached to this document to approve the exchange of options to purchase Class A non-voting shares of Molson for options to purchase shares of Class B common stock of Molson Coors as part of the arrangement.

2. Transact other business that may properly come before the Molson optionholders meeting or any adjournment or postponement of the Molson optionholders meeting.

The combination agreement is attached as Annex B to this document. Other documents referred to in the combination agreement also are attached as annexes to this document. Molson optionholders are encouraged to read the combination agreement and related exhibits in their entirety and the other information contained in this document, including the annexes, carefully before deciding to vote.

Recommendation of the Molson Board of Directors

Molson's board of directors recommends that Molson optionholders vote "FOR" the approval of the Molson optionholders resolution set out in Annex A-II attached to this document to exchange their options to purchase Class A non-voting shares of Molson for options to purchase shares of Class B common stock of Molson Coors.

Record Date and Entitlement to Vote

The Molson board of directors has fixed the close of business on November 22, 2004 as the record date for determining Molson optionholders entitled to notice of, and to vote at, the Molson optionholders meeting. As of the record date, there were options to purchase • Molson Class A non-voting shares outstanding and entitled to vote at the Molson optionholders meeting.

Holders of Molson Options

If you are a holder of Molson options at the close of business (Montréal time) on the record date, you are entitled to attend the Molson optionholders meeting in person or by proxy and to cast one vote for each Molson Class A non-voting share you would have received on a valid exercise of the Molson options held by you on the record date, regardless of whether the Molson options are currently exercisable.

Quorum and Votes Required

Attendance in person or by proxy of holders of 25% of the votes attached to the outstanding options will constitute a quorum for the transaction of business at the Molson optionholders meeting. If a quorum is not present, the Molson optionholders meeting may be adjourned to allow additional time for obtaining additional proxies or votes. At any subsequent reconvening of the Molson optionholders meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Molson optionholders meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

In accordance with the interim order of the Superior Court, District of Montréal, Province of Québec, the requisite approval for the Molson optionholders resolution will be not less than 66⅔% of the votes cast on the Molson optionholders resolution by holders of Molson options present in person or by proxy at the Molson optionholders meeting. All the Molson directors and executive officers, who in the aggregate hold more than 66⅔ of the outstanding options of Molson, have irrevocably undertaken to vote all of the Molson options they hold in favor of the Molson optionholders resolution.

Any spoiled votes, illegible votes and defective votes will be considered not to be votes cast.

Proxies

Your vote is very important. Whether or not you plan to attend the Molson optionholders meeting, we urge you to vote promptly to ensure that your securities are represented at the meeting. You may vote by mail by dating and signing the enclosed form of proxy and promptly returning it in the postage-paid envelope provided. For a proxy to be valid, you (or your attorney, who must be authorized in writing) must sign and date it, and must either return it in the envelope provided or deposit it at the offices of CIBC Mellon Trust Company at Attn: Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9 not later than 5:00 p.m. (Montréal time) on • , 2004 or, if the Molson optionholders meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Molson optionholders meeting is to be reconvened. An undated but executed proxy will be deemed to be dated the date of this document.

You may also cast your vote by proxy via the Internet at the website indicated on your proxy form or by telephone by calling the toll-free number shown on your proxy form and following the instructions. You must do so not later than 5:00 p.m. (Montréal time) two business days before the Molson special meeting. You will also need your control number located on the front of your proxy form to identify yourself to the system. If you submit your proxy via the Internet or by telephone, please do not return a signed form of proxy. A signed and completed form of proxy or properly submitted telephone or Internet proxies received by Molson prior to or at the Molson optionholders meeting will be voted as instructed.

You should have received a [color] proxy applicable to Molson optionholders. If you also hold Molson shares, you may have received more than one form of proxy (of different colors). **Please be sure to execute a vote—by telephone, Internet or mail—with regard to the form of proxy you receive.**

If you need an additional form of proxy, please contact our proxy solicitor, Innisfree M&A Incorporated, toll free at • (English speakers) or • (French speakers).

Voting of Proxies

The individuals named in the enclosed form of proxy will vote the Molson securities represented by proxy in accordance with the instructions of the Molson optionholder who appointed them. **If you submit a validly executed proxy without providing instructions, the Molson securities represented by the proxy will be voted "FOR" the Molson optionholders resolution. The enclosed form of proxy, when**

properly completed and signed, confers discretionary authority on the appointed individuals to vote as they see fit on any amendment or variation to any of the matters identified in the notice of Molson optionholders meeting and on any other matter that may properly be brought before the Molson optionholders meeting. At the date of this document, neither the Molson board of directors nor management of Molson is aware of any variation, amendment or other matter to be presented for a vote at the Molson optionholders meeting.

Revocation of Proxies

You may revoke a proxy at any time before the Molson optionholders meeting:

- by executing, or having your attorney (who must be authorized in writing) execute, a valid form of revocation of proxy and delivering it to the Secretary of Molson at the address referred to above, at any time up to and including the last business day preceding the day of the Molson optionholders meeting, or any adjournment of the Molson optionholders meeting, or to the chairman of the Molson optionholders meeting at any time before the Molson optionholders meeting or any adjournment of the Molson optionholders meeting;
- by completing and submitting, or having your attorney (who must be authorized in writing) complete and submit, a later-dated proxy form no later than 5:00 p.m. (Montréal time) on the last business day before the Molson optionholders meeting; and
- by attending the Molson optionholders meeting and voting in person. Your attendance at the Molson optionholders meeting alone will not revoke your proxy. You must also vote at the Molson optionholders meeting in order to revoke a previously submitted proxy.

You may also revoke a proxy via the Internet at the website indicated on your proxy form or by telephone by calling the toll-free number shown on your proxy form and following the instructions.

Voting Securities and Principal Holders of Securities

On the record date, there were outstanding Molson options entitling the holders of those options to receive upon the valid exercise of those options • Molson Class A non-voting shares. Each Molson option carries the right to one vote for each Molson Class A non-voting share the holder of that option is entitled to receive upon the valid exercise of the option.

On the record date, directors and executive officers of Molson and their affiliates beneficially owned and had the right to vote options to purchase • Molson Class A non-voting shares representing approximately • % of the options outstanding on the record date.

Solicitation of Proxies

The management of Molson is soliciting proxies for use at the Molson optionholders meeting and has designated the individuals listed on the enclosed form of proxy as persons whom Molson optionholders may appoint as their proxyholders. If you are a Molson optionholder and wish to appoint an individual not listed on the enclosed form of proxy to represent you at the Molson optionholders meeting, you may do so either by crossing out the names on the enclosed form of proxy and inserting the name of that other individual in the blank space provided on the enclosed form of proxy or by completing another acceptable form of proxy. A proxy nominee need not be a Molson optionholder. If the Molson optionholder is a corporation, it must execute the proxy by an officer or properly appointed attorney.

Solicitation of proxies may also be made by mail, in person, or by telephone, email, Internet, facsimile, telegram or other means of communication, by Molson's directors, officers and employees. These people will receive no additional compensation for these services, but will be reimbursed for any transaction expenses incurred by them in connection with these services.

Description of the Merger Transaction

General

On July 21, 2004, Coors, Molson and Exchangeco entered into the combination agreement to combine Molson with Coors in accordance with a plan of arrangement to be submitted for approval by the Superior Court, District of Montréal, Province of Québec. Upon the issuance of a certificate of arrangement under the CBCA and the restated certificate of incorporation of Coors becoming effective:

- Coors will change its name to "Molson Coors Brewing Company" and amend its certificate of incorporation and bylaws to implement the proposed merger transaction, all as described under "Amendment to Coors' Certificate of Incorporation and Bylaws" beginning on page 137.
- Molson shareholders other than Pentland will receive a special dividend of Cdn.$3.26 per share, payable by Molson in connection with the plan of arrangement. In the interest of demonstrating its support for the merger transaction, Pentland has waived any participation in the special dividend.
- Canadian resident holders of Molson Class A non-voting shares (other than dissenting shareholders) will receive one of the following in respect of each of those shares:
  - 0.360 of a Class B exchangeable share of Molson Coors Exchangeco (and certain ancillary rights), with a whole share being exchangeable at any time on a one-for-one basis for a share of Class B common stock of Molson Coors,

    or
  - 0.360 of a Class B1 preferred share and 0.360 of a Class B2 preferred share of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for 0.360 of a share of Class B common stock of Molson Coors,

    or
  - an equivalent combination of Class B exchangeable shares and, through the preferred share exchange, Molson Coors Class B common stock, as selected by the holder.
- Canadian resident holders of Molson Class B common shares (other than dissenting shareholders) will receive one of the following in respect of each of those shares:
  - both:
    - 0.126 of a Class A exchangeable share of Molson Coors Exchangeco (and certain ancillary rights) with a whole share being exchangeable at any time on a one-for-one basis for a share of Molson Coors Class A common stock; and
    - 0.234 of a Class B exchangeable share of Molson Coors Exchangeco (and certain ancillary rights) with a whole share being exchangeable at any time on a one-for-one basis for a share of Molson Coors Class B common stock;

    or
  - both:
    - 0.126 of a Class A preferred share of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for 0.126 of a share of Class A common stock of Molson Coors; and
    - 0.234 of a Class B1 preferred share and 0.234 of a Class B2 preferred share of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for 0.234 of a share of Class B common stock of Molson Coors;

or

- an equivalent combination of exchangeable shares and, through the preferred share exchange, Molson Coors common stock, as selected by the holder.

• Non-Canadian resident holders of Molson Class A non-voting shares (other than dissenting shareholders) will receive, in respect of each of those shares, 0.360 of a Class B1 preferred share and 0.360 of a Class B2 preferred share of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for 0.360 of a share of Class B common stock of Molson Coors. As a result, a non-Canadian resident Molson shareholder will receive 0.360 of a share of Molson Coors Class B common stock for each Class A non-voting share of Molson.

• Non-Canadian resident holders of Molson Class B common shares (other than dissenting shareholders) will receive, in respect of each of those shares, both:

  - 0.126 of a Class A preferred share of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for 0.126 of a share of Class A common stock of Molson Coors, and

  - 0.234 of a Class B1 preferred share and 0.234 of a Class B2 preferred share of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for 0.234 of a share of Class B common stock of Molson Coors.

Only holders of Molson shares that are residents of Canada for purposes of the *Income Tax Act* (Canada), or partnerships any member of which is a resident of Canada for purposes of that law, may elect to receive consideration that includes exchangeable shares. These holders should complete, sign and return the enclosed letter of transmittal and election form to CIBC Mellon Trust Company in the enclosed envelope at one of the addresses indicated in the form so that they are received by Molson before 5:00 p.m. (Montréal time) on • , 2004 or, if the Molson special meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Molson special meeting is to be reconvened.

If no letter of transmittal is returned, an election will be made for the holder based on the address of the record holder of the shares (as shown in the Molson shareholder register). Holders with a record address in Canada will receive only exchangeable shares, and holders with a record address outside of Canada will receive only preferred shares of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for shares of Molson Coors common stock.

Neither Molson Coors nor Exchangeco will issue certificates for fractional shares to shareholders in connection with the merger transaction. Rather, a Molson shareholder will receive cash, without interest, equal to the shareholder's pro rata portion of the net proceeds after expenses received by the depositary upon the sale of whole shares representing the accumulation of all fractional interests in the shares to which all Molson shareholders are entitled.

Each outstanding option to acquire Molson Class A non-voting shares will be exchanged for an option to purchase Molson Coors Class B common stock. Each replacement option will constitute an option to purchase a number of shares of Molson Coors Class B common stock based on the 0.360 exchange ratio. See "—Treatment of Stock Options" beginning on page 91.

In accordance with the requirements of the Toronto Stock Exchange, Molson will be required to give to the exchange prior notice of the record date for determining Molson shareholders to whom the special dividend will be paid. The Toronto Stock Exchange will issue a notice to its members with respect to the record date for payment of the special dividend. In accordance with the policies of the exchange, the Molson shares will trade on a "ex-dividend" basis at the beginning of the second trading day prior to the record date for the payment of the special dividend. Molson will also issue a news release announcing the record date and the date of closing of the merger transaction once they have been determined.

Background of the Merger Transaction

During the past several years, the international brewing industry has undergone substantial consolidation. The Molson and Coors boards of directors have each periodically discussed and reviewed their respective businesses, strategic directions, performances and prospects in the context of developments in the brewing industry, including the continuing trend toward consolidation in the industry, and have periodically discussed ways to enhance their competitive position and shareholder value. The strategy for both Molson and Coors has been to grow their businesses organically while also supplementing that growth through strategic transactions designed to strengthen competitive position in key markets. In the course of these strategic reviews, both companies concluded independently that the status quo did not represent the best alternative to long term shareholder value.

Coors and Molson and their respective senior managements have become familiar with each other's businesses through their licensing arrangement, which began in the 1980s, and their distribution partnerships, through which Molson has been manufacturing, marketing, distributing and selling Coors Light™ in Canada since 1998. Coors began to market, distribute and sell Molson products in the United States in 2001. During the course of the working relationships built through those distribution arrangements and partnerships, senior management of the two companies from time to time in the past have informally discussed the possible benefits of a strategic combination of the two companies. Management of both companies recognized many potential strategic benefits of a combination, including benefits from the complementary product mix, geographic profiles and distribution networks of the two companies as well as their cultural compatibility as breweries with long operating histories as family-controlled companies.

On March 16, 2004, Leo Kiely, the president and chief executive officer of Coors, wrote to Daniel O'Neill, the president and chief executive officer of Molson, inviting Mr. O'Neill to consider pursuing discussions on a merger-of-equals between the two companies.

On April 15, 2004 and May 7, 2004, Peter H. Coors, the chairman of Coors, and Eric H. Molson, the chairman of the board of Molson, held initial meetings to discuss the basic principles to guide any merger discussions. Based on these discussions, Messrs. Molson and Coors concluded that a transaction between the two companies would have to:

- offer long term value for all shareholders;
- be fair to, and in the best interests of, all shareholders;
- maintain the heritage of each company;
- continue a commitment to brewing as the core of the business; and
- allow each family to play a continued role in the combined company.

In May 2004, with the authorization of the Molson board of directors, Molson engaged Citigroup Global Markets Inc. to assist it in identifying and evaluating various strategic or financial alternatives for Molson. In June 2004, Molson's board of directors reviewed with Molson's senior management and Citigroup various potential strategic and financial alternatives, including continuation of Molson's existing business strategy, a merger of equals transaction and the sale of the company as well as other alternatives such as the creation of an income trust structure, acquisitions of smaller competitors and the sale of Molson's Brazilian operations. Citigroup was subsequently engaged as one of Molson's financial advisors in connection with the proposed merger transaction with Coors. Molson engaged Citigroup because of its reputation and experience with mergers and similar transactions generally, and particularly in the brewing industry worldwide.

On June 1, 2004, Messrs. Kiely and O'Neill met in Chicago to discuss the preliminary guidelines for a potential transaction.

During June 2004, the parties and their respective advisors discussed the structure and mechanics of a potential business combination, including the form of the transaction to be pursued, the tax treatment of the transaction to the various shareholders of each company, the capital structure of the combined company, and possible governance arrangements designed to achieve meaningful participation by both companies in the future strategic direction of the combined company. The parties preliminarily agreed that, conceptually, the transaction would provide for a fixed exchange ratio based on a range of recent market prices of the companies' shares. In the course of the discussions during this period, the parties reached tentative agreement on a transaction structure contemplating a plan of arrangement under Canadian law that would provide Molson's Canadian resident securityholders the ability to receive tax deferred treatment and also made substantial progress concerning governance arrangements for the combined company which would result in the current controlling shareholders of each company relinquishing their sole control in favor of shared governance of the combined company.

In early June, Molson retained the services of BMO Nesbitt Burns to assist it in evaluating the proposed merger transaction with Coors. In engaging BMO Nesbitt Burns, Molson determined that, as a major Canadian company, it was important to have specific Canadian capital markets expertise.

In early June, Coors retained the services of Deutsche Bank Securities Inc. to assist it in evaluating the proposed merger transaction with Molson.

On June 11, 2004, the parties signed a confidentiality agreement, authorized the commencement of reciprocal due diligence and authorized their legal advisors to prepare and negotiate the terms of definitive transaction documents.

Following execution of the confidentiality agreement, a committee of senior management from each company was established to further quantify and identify synergies that could result from the combination. Under the auspices of this committee, working groups were formed to identify and quantify specific cost savings and other financial synergy opportunities in various areas, including operations or manufacturing, supply chain functions and integration of technology platforms.

From mid-June to early July, a number of due diligence and management meetings and presentations were held among the parties and their respective legal and financial advisors. From time to time throughout June and July, senior management of Molson and Coors, including Messrs. O'Neill and Kiely, as well as the principal financial, corporate development and legal officers of Molson and Coors, discussed various financial aspects and other terms of the merger transaction.

On June 22, 2004, at a regular meeting of the Molson board of directors, also attended by representatives of Citigroup and BMO Nesbitt Burns, senior management reviewed with the Molson board of directors the broad parameters of the proposed combination. The Molson board of directors authorized management to continue discussions with Coors.

At that meeting, the Molson board of directors also formed an independent committee comprised of Francesco Bellini, John Cleghorn, Daniel Colson, Robert Ingram, David O'Brien and H. Sanford Riley, as chairman. The Molson independent committee was formed to review the terms and conditions of the proposed merger transaction and make recommendations to the Molson board of directors, including as to the fairness of the transaction to the shareholders of Molson, other than Pentland and Eric H. Molson, from a financial and non-financial point of view. On July 28, 2004, Mr. Ingram resigned as director of Molson and member of the independent committee.

Following its formation, the Molson independent committee retained the services of Fasken Martineau DuMoulin LLP and Shearman & Sterling LLP to act as its legal counsel. With the assistance and advice of its legal advisors, the members of the Molson independent committee concluded that each of the members was independent of Molson management and Pentland. The independent committee determined that it was necessary to obtain the advice and expertise of a financial advisor in connection with its review of the proposed transaction and, further, that it was appropriate to engage its own independent financial advisor. The independent committee selected Merrill Lynch based

principally on Merrill Lynch's overall institutional strength, expertise and experience, and its independence from Molson, Coors and their respective management groups. The Molson independent committee concluded that Merrill Lynch was qualified and independent of Molson and Coors.

On June 25, 2004, at a special meeting of the Coors board of directors, senior executive management of Coors briefed the board on the status of their discussions to date and various strategic considerations relating to the transaction, including the proposed governance and other terms of the transaction, and presented a preliminary financial analysis regarding the proposed transaction. Following discussion, the Coors board authorized management to continue discussions with Molson. On the same day, at a meeting of the trustees of the Coors Trust, the trustees also were briefed on the proposed transaction by Mr. Coors and Coors management and authorized further discussions regarding the proposed shareholder arrangements contemplated in connection with the merger transaction.

On June 26, 2004, the Molson independent committee held a meeting with its legal advisors by telephone. During that meeting, the Molson independent committee's legal advisors made a presentation to the Molson independent committee with respect to the role and obligations of the Molson independent committee in evaluating the proposed merger.

On June 30, 2004 and July 1, 2004, meetings took place in Evergreen, Colorado between members of senior management of Molson and Coors, along with the companies' respective financial advisors, to review business plans and strategic objectives for each of the companies.

Negotiation of definitive transaction documents, including the combination agreement, the proposed amended and restated certificate of incorporation and bylaws of the combined company and the other agreements to be entered into by the companies and their respective principal shareholders, began on July 8, 2004 and continued through July 21. During this period, the parties and their financial advisors also had further discussions regarding the appropriate method for determining the exchange ratio for the proposed transaction. Initially, Coors proposed an exchange ratio of 0.351. In July, Molson suggested that such exchange ratio reflected a recent low price for Molson stock during such 90 day trading period and asked that the exchange ratio be fixed at 0.360.

In meetings held during July 2004, with the assistance of its legal advisors, the Molson independent committee conducted a detailed review of the terms and conditions of the proposed merger transaction, including with respect to proposed governance arrangements for the combined company. The Molson independent committee also discussed with Merrill Lynch the value of Molson and Coors, as well as the value of the synergies anticipated by management in connection with the proposed merger transaction and the potential costs arising from the combination of Molson and Coors.

At the request of the Molson independent committee, throughout July 2004 Molson's management provided the Molson independent committee with updates on the status of merger discussions and discussed with the Molson independent committee potential benefits and risks of the proposed merger. At a meeting held on July 16, 2004, the Molson independent committee received detailed presentations from Molson's management which provided an overview of the proposed merger with Coors, an analysis of the strategic rationale for the transaction, a detailed review of the anticipated synergies to be derived, including:

- synergies within our purchasing functions, as we expect to have increased purchasing power;
- synergies from optimizing our North American manufacturing operations, including re-evaluation and rationalization of existing plants, sourcing the right products from the right plants, and applying observed best practices across all plants;
- synergies from a combined information technology platform; and
- synergies derived from the elimination of duplicative positions within the combined organization.

The potential costs reviewed included additional capital expenditures and/or asset write-offs necessary to optimize our North American manufacturing operations, as well as potential restructuring and severance costs. The presentations also included discussions about the anticipated impact of those synergies on the work force of each company, which will include a reduction the combined workforce partially accomplished through attrition and early retirement, and the proposed management organization and allocation of responsibilities among the executives of the combined entity. Representatives of Citigroup and BMO Nesbitt Burns also attended the meeting and discussed with the Molson independent committee financial aspects of the merger transaction and the combined company.

Two of the members of the Molson independent committee also discussed with the chairman of Coors' audit committee the governance and board practices of each company and their compatibility.

Throughout this time period, the Molson independent committee informed Molson and its management and legal and financial advisors of the Molson independent committee's questions and comments on various aspects of the merger transaction. Molson's management and financial advisors were present by invitation and did not participate in the deliberations of the Molson independent committee.

From July 16, 2004 to July 21, 2004, the chairman and other members of the Molson independent committee received oral and written communications from Mr. Ian Molson indicating that he was in discussions with a group of investors, including Onex Corporation, in connection with a possible offer to acquire all of the shares of Molson for potential cash consideration of Cdn.$40 per share. The price of Cdn.$40 per share represented a premium of 15.3% to the market price of Molson's Class A non-voting shares on July 21, 2004. After considering these communications, the members of the Molson independent committee noted, among other things, that the communications received from Mr. Ian Molson assumed the continuance of a strong commercial relationship between Molson and Coors but provided no further information regarding structure or other terms and conditions nor did any of the communications indicate whether the required financing had been secured. After consultation with its advisors, the Molson independent committee determined that these communications did not constitute an offer for the Molson shares.

As the members of the independent committee received communications from Mr. Ian Molson, the substance of those communications was conveyed to members of Molson's senior management, including Mr. Eric Molson and Mr. Daniel O'Neill, and by Molson to representatives of Coors. On July 21, 2004, Coors informed representatives of the independent committee that, in the event that the independent committee sought to delay the progress of the negotiations between Molson and Coors in order to enter into discussions with Mr. Ian Molson, Coors could not provide any assurance that a Molson-Coors transaction would go forward on the same terms as those then being discussed between Molson and Coors, or at all. Coors also informed the independent committee that if Molson was acquired by a competitor or other party in a financial buyout Coors could exercise its right to terminate its Coors Light and other brands partnership agreement with Molson. In light of the advanced stage of the negotiations between Molson and Coors, as well as the independent committee's determination that the communications received from Mr. Ian Molson did not constitute an offer for the Molson shares and the fact that, under the terms of the combination agreement, Molson could in certain circumstances enter into discussions with third parties regarding alternative transaction proposals and terminate the combination agreement in order to enter into a superior transaction proposal, the independent committee determined not to enter into discussions with Mr. Ian Molson or members of his investor group.

On July 19, 2004, at a special meeting of Coors' board of directors, Coors' senior executive management and Deutsche Bank provided an update on the merger discussions to date and discussed with Coors' board the strategic implications and potential benefits and risks of the proposed merger transaction. Coors' management also reviewed and discussed with Coors' board the results of its due diligence review of Molson and discussed in detail various matters relating to the structure and terms

reflected in the proposed combination agreement and related documents. Senior management responded to questions from directors. Deutsche Bank presented the Coors board with its financial analysis of the merger transaction, responded to questions by the board and provided its oral opinion to the effect that, as of that date, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the 0.360 exchange ratio was fair, from a financial point of view, to holders of each class of Coors common stock. After this presentation and further discussion and deliberation, the Coors board of directors determined that, subject to the parties agreeing to the final terms of the definitive transaction then under negotiation, the board believed that the merger transaction (including the issuance of Coors shares in the transaction and the contemplated amendments to Coors' certificate of incorporation and bylaws) was advisable and in the best interests of the company and its stockholders. Accordingly, the Coors' board of directors authorized management to continue its negotiation of the merger transaction and delegated to an independent special committee of the board of directors on July 19, 2004, comprised of Albert C. Yates and Pamela H. Patsley, the authority to give final approval of the merger transaction upon agreement of the final terms of the transaction agreements.

Between July 19, 2004 and July 21, 2004, the parties continued their negotiations and reached agreement on the terms of the definitive transaction documents.

On July 21, 2004, the Coors special committee met telephonically. Coors' chief legal officer presented the final terms of the proposed merger and responded to questions by the special committee members. After discussion and deliberation, the special committee, on behalf of the board, approved the merger agreement and the transactions contemplated by that agreement and authorized Coors' management to execute the combination agreement and other related agreements.

On July 21, 2004, the Molson independent committee met to review the final terms of the proposed merger. At this meeting, Mr. Kiely made a presentation to the Molson independent committee in which he described his strategic vision for the combined company and responded to questions of the Molson independent committee members. Eric H. Molson made a presentation to the Molson independent committee in which he confirmed that he and Pentland were supportive of the merger transaction and were committed to remaining involved as shareholders of a significant participant in the global brewing industry. Eric H. Molson further indicated that neither he nor Pentland had any intention of selling their interests in Molson. Subsequently, Merrill Lynch provided the Molson independent committee with a financial analysis of the merger transaction and an oral opinion, which was subsequently confirmed in writing, to the effect that, as of July 21, 2004, based upon, and subject to, the assumptions made, matters considered and limits of the review undertaken by Merrill Lynch, the 0.360 exchange ratio in the merger transaction was fair, from a financial point of view, to the holders of Molson shares, other than Pentland and Eric H. Molson. The Molson independent committee voted unanimously that the merger transaction, to be implemented through an arrangement made under the provisions of the CBCA, was fair to, and in the best interests of Molson shareholders, other than Pentland and Eric H. Molson, from a financial and non-financial point of view. The Molson independent committee subsequently recommended that the Molson board of directors authorize the combination agreement and recommend to Molson shareholders that they vote in favor of the combination.

On July 21, 2004 at a special meeting of Molson's board of directors, held immediately after the meeting of the Molson independent committee, Molson's financial advisors, Citigroup and BMO Nesbitt Burns, each reviewed with the Molson board of directors its financial analysis of the 0.360 exchange ratio provided for in the merger transaction and each delivered a written opinion to the board of directors to the effect that, as of July 21, 2004 and based on and subject to the matters described in its opinion, the 0.360 exchange ratio was fair, from a financial point of view, to the holders of Molson shares. The chairman of the Molson independent committee also reported on the opinion received from Merrill Lynch, the Molson independent committee's financial advisor, on the recommendation of the Molson independent committee and on the reasons for its recommendation.

After these presentations and further discussion, the Molson board of directors voted unanimously to authorize the execution of the combination agreement and other related agreements.

The combination agreement was thereafter executed on behalf of each of the companies, and the companies and their respective principal shareholders entered into the voting agreements contemplated by the merger transaction. The merger transaction was publicly announced on July 22, 2004.

On September 9, 2004, Molson and Coors agreed to make technical revisions to the forms of amended and restated certificate of incorporation and bylaws attached to this document as Exhibits G and H, respectively, and the Coors board of directors met by telephone to approve the final documents.

On October 14, 2004, Molson announced that the approval procedure relating to the merger transaction would be modified to address concerns raised by certain institutional shareholders. Under the modified terms, optionholders will vote at a separate optionholders meeting solely to approve the exchange of their options to purchase Molson Class A non-voting shares for options to purchase shares of Molson Coors Class B common stock as part of the plan of arrangement. Molson senior management and board members, who together own more than 66⅔% of all outstanding options, have irrevocably undertaken to vote in favor of the Molson optionholders resolution.

Molson also announced that Mr. Daniel J. O'Neill agreed that he will not receive any payment upon completion of the merger transaction. Rather, in the event of his resignation or termination from Molson Coors within 24 months of the merger transaction, Mr. O'Neill will be entitled to his change of control payment in lieu of a severance payment. In addition, Mr. Robert Coallier agreed to receive a change of control payment in lieu of a severance payment only upon his resignation or termination. Mr. O'Neill has also recommended, and the board of directors of Molson has agreed, that his performance-based options and restricted share units be converted into Molson Coors options and restricted share units, respectively, and be subject to similar performance-related triggers.

On October 27, 2004, the board of directors of Coors met to discuss whether Coors would agree to permit Molson to provide the Molson shareholders with a special dividend in connection with the merger transaction. At that Coors board meeting, the Coors board delegated responsibility to a committee of the board to approve the final terms of amendments to the combination agreement and transaction documents to permit a special dividend. On November 4, 2004, the committee approved the amendments to permit a special dividend to be paid by Molson to its shareholders of record as of the last trading day immediately prior to the closing of the merger transaction in the amount of Cdn.$3.00 per share (a total of approximately Cdn.$381 million (U.S.$316 million)) and to limit the vote of optionholders to the exchange of their options for options to purchase shares of Molson Coors Class B common stock. On that same date, Deutsche Bank delivered its oral opinion to the special committee of the Coors board of directors, subsequently confirmed in a written opinion addressed to the Coors board of directors dated as of the same date, to the effect that, as of that date, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the exchange ratio was fair, from a financial point of view, to holders of the Coors Class A common stock and holders of the Coors Class B common stock.

On November 4, 2004, at a meeting of the Molson board of directors, senior management of Molson reported to the board of directors that Coors agreed to the payment of a special dividend to Molson shareholders in connection with the plan of arrangement. At this meeting, Eric H. Molson, who indirectly controls Pentland, reported to the board of directors that Pentland would waive participation in a special dividend paid to Molson shareholders. On this basis, and after further discussion, the Molson board of directors agreed to the payment of the special dividend of Cdn.$3.26 per share, or a total of approximately Cdn.$381 million (U.S.$316 million), in connection with the plan of arrangement. Had Pentland not waived its participation in the special dividend, the special dividend to be declared would have been Cdn.$3.00 per share instead of Cdn.$3.26 per share. On November 5, 2004, Molson and Coors announced that they had agreed to include a special dividend to Molson shareholders as part of the merger transaction.

On November 10, 2004, the Molson independent committee met to consider the proposed transaction taking into account recent events, including the announcement of the special dividend. At the meeting, the independent committee discussed the terms and conditions of an amendment to the combination agreement which incorporated, among other things, provisions relating to the special dividend to Molson shareholders. The independent committee also requested that Merrill Lynch confirm its opinion dated July 21, 2004 in light of the special dividend. Merrill Lynch reviewed with the Molson independent committee its updated financial analysis of the 0.360 exchange ratio provided for in the merger transaction and delivered to the independent committee an oral opinion, which was subsequently confirmed in writing, to the effect that, as of November 10, 2004, based upon, and subject to, the assumptions made, matters considered and limits of the review undertaken by Merrill Lynch, the 0.360 exchange ratio in the merger transaction was fair, from a financial point of view, to the holders of Molson shares other than Pentland and Eric H. Molson. After discussion, the Molson independent committee recommended that the Molson board of directors authorize amendments to the combination agreement incorporating, among other things, provisions relating to the special dividend to Molson shareholders and reaffirmed its recommendation that the Molson board of directors recommend to Molson shareholders that they vote in favor of the combination.

On November 11, 2004, the board of directors of Coors approved certain amendments to the Coors charter, which amendments were technical in nature.

On November 11, 2004, Molson's board of directors met to consider the amendment to the combination agreement. In light of the special dividend to Molson shareholders provided for in the amendment, updated opinions, confirming their earlier opinions dated July 21, 2004, were requested from each of Citigroup and BMO Nesbitt Burns. In connection with this meeting, each of Citigroup and BMO Nesbitt Burns delivered a written opinion dated November 11, 2004 to the board of directors to the effect that, as of that date and based on the subject matters described in its opinion, the 0.360 exchange ratio was fair, from a financial point of view, to the holders of Molson shares. The chairman of the Molson independent committee also reported on the updated opinion received from Merrill Lynch, the Molson independent committee's financial advisor, and on the recommendation of the Molson independent committee and the reasons for its recommendation. After discussion, the Molson board of directors voted unanimously to authorize the execution of the amendment to the combination agreement and recommended that the Molson shareholders vote in favor of the Molson shareholders resolution and that the Molson optionholders vote in favor of the Molson optionholders resolution. The parties executed the first amendment to the combination agreement and related amendments.

Our Reasons for the Merger Transaction

Our boards of directors believe that the trend of consolidation in the international brewery industry will continue in the future and that scale and ability to operate internationally will be increasingly essential to compete effectively. We have summarized below the key benefits identified by both of our boards of directors during their individual evaluations of the merger transaction. Because both of our boards considered and reached the same conclusions on the common benefits of the merger transaction described below, we have presented this information in a single section that reflects the views of each of our boards.

Strategic Benefits

- *Economies of Scale and Global Reach.* The merger transaction will create one of the world's largest brewers with the operational scale and global diversity necessary to compete more effectively in today's consolidating market. On a pro forma basis, the combined entity will be the fifth largest brewing company in the world in terms of annual volume, with pro forma net sales of approximately U.S.$6 billion and combined beer sales of approximately 60 million hectoliters, or 51 million barrels, for the twelve-month period ended March 31, 2004.

- *Leading Brands.* The merger transaction will result in a stronger combined product portfolio with more than 40 brands, including leading brands in Canada and the United Kingdom, the third-ranked brands in the United States and Brazil and the seventh-ranked brand worldwide.
- *Geographic Diversification.* The merger transaction will create a company with top brands in a number of important global markets, including the United States, Canada, the United Kingdom and Brazil, as well as distribution arrangements with brewers in a number of additional key markets. This geographic presence ensures that the combined company's revenue sources are diversified, thereby reducing volatility of earnings and improving the combined company's ability to compete effectively with major multinational competitors.
- *History and Corporate Culture.* The merger transaction builds on the strategic and cultural fit between the two companies. Both companies have rich and lengthy heritages as family controlled breweries and share common values and operating philosophies.
- *Existing Relationship.* The two companies have an existing strong working relationship in Canada and the United States, jointly marketing and selling Coors Light in Canada and Molson products in the United States. We believe the merger will cement these working relationships and lead to streamlined, more efficient cooperation in these markets.

Expected Financial Synergies

- *Cost Savings.* We expect the merger transaction to deliver immediate tangible benefits to shareholders through substantial synergies, including estimated annual cost savings resulting from the merger of approximately U.S.$50 million in the first year after the merger transaction, an incremental U.S.$40 million in the second year after the merger transaction (for a total savings of U.S.$90 million in the second year), and an incremental U.S.$85 million in the third year after the merger transaction (for a total savings of U.S.$175 million in the third year). By the fourth year after the merger transaction, the total annual cost savings of U.S.$175 million are expected to be derived from the following areas:
    - U.S.$60 million from optimization and consolidation of the combined company's brewery and distribution network,
    - U.S.$65 million from improved procurement terms resulting from greater economies of scale,
    - U.S.$25 million from elimination of duplicative overhead functions (we do not expect to have duplicative functions at our dual headquarters), and
    - U.S.$25 million from integration of the companies' technology platform and other synergies.
- *Growth Opportunities.* While the two companies' U.S.$175 million forecasted synergies do not include any assumptions for incremental profit derived from revenue growth or market share gains, we believe that the enhanced financial strength expected to result from the anticipated cost savings will provide the combined company with the opportunity to grow revenue through added investments in marketing and other support for key markets.
- *Additional Opportunities.* We anticipate that the merger transaction will build an enhanced growth platform, balance sheet and cash flow to fund future investment, including continued participation in brewing industry consolidation. In addition, the combined company will be able to make renewed investments in product innovations and disciplined capital improvements to drive productivity.

Factors Considered by the Molson Independent Committee

On July 21, 2004, Molson's independent committee, after an extensive review and thorough discussion of all facts and issues it considered relevant with respect to the proposed merger transaction, concluded unanimously that the proposed merger transaction is fair to, and in the best interests of, the shareholders of Molson, other than Pentland and Eric H. Molson, from a financial and non-financial point of view. The Molson independent committee subsequently proposed that Molson's full board of directors authorize Molson to enter into the proposed combination agreement and recommend to shareholders of Molson that they vote in favor of the Molson shareholders resolution. On November 10, 2004, the Molson independent committee reaffirmed the conclusions reached on July 21, 2004 as well as the recommendations to Molson's full board of directors regarding the proposed combination agreement, as amended, and the Molson shareholders special resolution.

In reaching their conclusion and making their recommendation, the members of the Molson independent committee relied on their personal knowledge of Molson and the industry in which it is involved and on the advice of its legal and financial advisors. The Molson independent committee also reviewed the information provided by Molson and its advisors. The Molson independent committee considered numerous factors to be in favor of the merger, including among other things, the following:

- the fairness opinions provided by Merrill Lynch on July 21, 2004 and November 10, 2004 to the effect that, as of the dates of and based upon the assumptions made, matters considered and limits of review set forth in the opinions, the 0.360 exchange ratio in the merger transaction was fair, from a financial point of view, to the holders of Molson shares other than Pentland and Eric H. Molson;
- the current economic, industry and market trends affecting each of Molson and Coors in their respective markets, including those which favor the concentration of business in the hands of a small number of large companies;
- the fact that Molson is controlled by a family group and has a dual class of voting and non-voting securities, and that the governance arrangements and shareholder voting structure of the combined company are in the aggregate no less favorable to the holders of Class A non-voting shares of Molson than those currently in place;
- the statements by Eric H. Molson to the effect that he and Pentland were supportive of the merger transaction and were committed to remaining involved as shareholders of a significant participant in the global brewing industry, and that neither Mr. Molson nor Pentland were considering selling their interests in Molson;
- the fact that, in connection with the proposed merger, holders of Class A non-voting shares of Molson and Class B common shares of Molson, excluding Pentland, who hold their shares of record on the last trading day prior to the closing date of the proposed merger will receive a special dividend of Cdn.$3.26 per share, and that Pentland has waived any participation in the special dividend. Had Pentland not waived participation in the special dividend, the special dividend to be declared would have been Cdn.$3.00 per share instead of Cdn.$3.26;
- the fact that management responsibilities within the combined company would be allocated among an experienced management team selected from Molson and Coors management and that senior members of Molson management would have a continuing role within the combined company;
- the fact that the all-share consideration offered in connection with the transaction provides Molson's shareholders with an opportunity to participate in the ownership of a larger, financially stronger company that is expected to be better positioned to respond to opportunities and developments in an industry in which size is increasingly important;
- the fact that the combined company would be geographically diversified as it would have significant businesses in Canada, the United States, Brazil and the United Kingdom, making it a stronger entity than Molson individually;

- the fact that the merger transaction secures the current commercial relationship between Molson and Coors and that Coors would have the ability to terminate that relationship in the event of a change of control of Molson;
- the significant opportunities for the combined company to realize the estimated annual cost savings resulting from the merger of approximately U.S.$50 million and $90 million, respectively, in the first two years following the merger and U.S.$175 million in annual cost savings thereafter;
- the expectation that the transaction would be earnings accretive to Molson's shareholders on a per share basis;
- the ability of the shareholders of Molson to continue to participate in future earnings and growth of the combined company after completion of the merger transaction through their ownership of shares of the combined company's stock or exchangeable shares of Molson Coors Exchangeco;
- the structure of the merger transaction, which effectively permits Molson shareholders who are Canadian residents to elect to receive exchangeable shares and make a valid tax election to defer Canadian income tax at the time of the merger transaction;
- the fact that Molson could in certain circumstances enter into discussions with third parties regarding alternative transaction proposals and terminate the combination agreement in order to enter into a transaction with a third party on terms more favorable to Molson shareholders, other than Pentland and Eric H. Molson, upon the payment to Coors of a termination fee of U.S.$75,000,000;
- the various incentive and benefits plans currently available to the employees of each company and the fact that the merger transaction is not expected to materially adversely impact the terms and conditions of those plans;
- the current and historical trading prices of Molson shares; and
- the approval process for the merger transaction, including the requirement for the approval of holders of 66⅔% of each of the Class A non-voting shares of Molson and the Class B common shares of Molson, voting as separate classes, and the requirement for the Superior Court of Québec to approve the merger transaction and to issue a final order concerning its approval.

The Molson independent committee also considered a variety of risks and other potentially negative factors concerning the merger, including the following:

- the proposed governance arrangements of the combined company, which would provide that voting control would be shared by Pentland and the Coors Trust, and the associated risks of a stalemate between them;
- the risk that the estimated cost savings will not be achieved;
- the fact that, in a merger of equals, the exchange ratio would not provide shareholders of Molson with a premium to the current market price of Molson's shares; and
- the fact that the merger transaction would constitute a taxable event for U.S. federal income tax purposes for U.S. resident shareholders of Molson.

This discussion of the information and factors considered by the Molson independent committee is not intended to be exhaustive but addresses the major information and factors considered by the Molson independent committee in its consideration of the merger transaction. In reaching its conclusion, the Molson independent committee did not find it practical to assign, and did not assign, any relative or specific weight to the different factors that were considered, and individual members of the Molson independent committee may have given different weight to different factors.

Opinions of Molson's Financial Advisors

Citigroup Opinion

Citigroup has been retained by Molson to act as one of its financial advisors in connection with the merger transaction. In connection with this engagement, Molson requested that Citigroup evaluate the fairness, from a financial point of view, of the 0.360 exchange ratio provided for in the merger transaction. On July 21, 2004, at a meeting of the Molson board of directors held to evaluate the proposed merger transaction, Citigroup delivered to the Molson board of directors a written opinion dated July 21, 2004 to the effect that, as of that date and based on and subject to the matters described in its opinion, the 0.360 exchange ratio was fair, from a financial point of view, to the holders of Molson shares. On November 11, 2004, in connection with the execution of the amendment to the combination agreement, Citigroup confirmed its opinion dated July 21, 2004 by delivery of a written opinion dated November 11, 2004.

The full text of Citigroup's written opinion dated November 11, 2004, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this document as Annex M and is incorporated into this document by reference. Citigroup's opinion was provided to the Molson board of directors in connection with its evaluation of the 0.360 exchange ratio and relates only to the fairness of the 0.360 exchange ratio from a financial point of view, does not address any other aspect of the merger transaction and does not constitute a recommendation to any securityholder as to the shares of Molson Coors or Molson Coors Exchangeco a securityholder should elect to receive or how a securityholder should vote or act on any other matters relating to the proposed merger transaction.

In arriving at its opinion, Citigroup:

- reviewed the combination agreement, together with a draft dated November 11, 2004 of the amendment to the combination agreement, and certain related documents;
- held discussions with certain senior officers, directors and other representatives and advisors of Molson and certain senior officers and other representatives and advisors of Coors concerning the businesses, operations and prospects of Molson and Coors;
- examined certain publicly available business and financial information relating to Molson and Coors as well as certain financial forecasts and other information and data relating to Molson and Coors that were provided to or otherwise discussed with Citigroup by the managements of Molson and Coors, including information relating to the potential strategic implications and operational benefits anticipated by the managements of Molson and Coors to result from the merger transaction;
- reviewed the financial terms of the merger transaction as set forth in the combination agreement and related documents in relation to, among other things: current and historical market prices of Molson Class A non-voting and Class B common shares and Coors Class B common stock; historical and projected earnings and other operating data of Molson and Coors; and the capitalization and financial conditions of Molson and Coors;
- considered, to the extent publicly available, the financial terms of certain other transactions effected or announced which it considered relevant in evaluating the merger transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citigroup considered relevant in evaluating those of Molson and Coors;
- evaluated certain pro forma financial effects of the merger transaction on Molson and Coors;
- conducted other analyses and examinations and considered other information and financial, economic and market criteria as it deemed appropriate in arriving at its opinion; and
- evaluated the 0.360 exchange ratio provided for in the merger transaction without giving effect to any premium or discount that may be attributable to any class of Molson shares, Molson

Coors Exchangeco shares or Coors common stock by reason of any control, liquidity or voting, or other rights or aspects of those securities.

In rendering its opinion, Citigroup assumed and relied, without independent verification, on the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citigroup and on the assurances of the managements of Molson and Coors that no relevant information was omitted or remained undisclosed to Citigroup. With respect to financial forecasts and other information and data relating to Molson and Coors provided to or otherwise reviewed by or discussed with Citigroup, Citigroup was advised by the respective managements of Molson and Coors that the forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Molson and Coors as to the future financial performance of Molson and Coors and the potential strategic implications and operational benefits resulting from the merger transaction. Citigroup assumed, with Molson's consent, that the financial results (including potential strategic implications and operational benefits resulting from the merger transaction) reflected in the forecasts and other information and data would be realized in the amounts and at the times projected. Citigroup also assumed, with Molson's consent, that the merger transaction (including, to the extent relevant to its analyses, the payment of the special dividend) would be completed in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Molson or Coors or the contemplated benefits of the merger transaction. Citigroup also assumed, with Molson's consent, that Molson, Coors and Molson Coors Exchangeco will not incur any Canadian or U.S. federal income tax liabilities as a result of the merger transaction. Representatives of Molson advised Citigroup, and Citigroup further assumed, that the final terms of the amendment to the combination agreement would not vary materially from those contained in the draft reviewed by Citigroup.

Citigroup's opinion relates to the relative values of Molson and Coors. Citigroup did not express any opinion as to what the value of Molson Coors common stock or Molson Coors Exchangeco shares actually will be when issued or the prices at which Molson Coors common stock or Molson Coors Exchangeco shares will trade or otherwise be transferable at any time. Citigroup did not express any opinion as to the relative fairness of the 0.360 exchange ratio between the holders of Molson Class A non-voting shares and the holders of Molson Class B common shares. Citigroup did not make, and was not provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Molson or Coors and did not make any physical inspection of the properties or assets of Molson or Coors. Citigroup was not requested to, and it did not, solicit third party indications of interest in the possible acquisition of all or a part of Molson. Citigroup's opinion does not address the relative merits of the merger transaction as compared to any alternative business strategies that might exist for Molson or the effect of any other transaction in which Molson might engage. Citigroup's opinion also does not address any aspect or implication of any agreement or waiver to be entered into by any shareholder of Molson or Coors or their respective affiliates in connection with the merger transaction. Citigroup's opinion was necessarily based on information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Citigroup as of the date of its opinion. Although Citigroup evaluated the 0.360 exchange ratio from a financial point of view, Citigroup was not asked to and it did not recommend the specific consideration payable in the merger transaction, which was determined through negotiation between Molson and Coors. Except as described above, Molson imposed no other instructions or limitations on Citigroup with respect to the investigations made or procedures followed by Citigroup in rendering its opinion.

Citigroup's opinion and financial analyses were only one of many factors considered by the Molson board of directors in its evaluation of the merger transaction and should not be viewed as determinative of the views of the Molson board or management with respect to the merger transaction or the 0.360 exchange ratio provided for in the merger transaction.

Under the terms of its engagement, Citigroup will receive customary fees for its financial advisory services in connection with the merger transaction, a significant portion of which is contingent upon the completion of the merger transaction and a portion of which was payable in connection with the delivery of Citigroup's opinion. Molson also has agreed to reimburse Citigroup for reasonable travel and other expenses incurred by Citigroup in performing its services, including the fees and expenses of its legal counsel, and to iindemnify Citigroup and related persons against liabilities, including liabilities under applicable securities laws, arising out of its engagement.

In the ordinary course of business, Citigroup and its affiliates may actively trade or hold the securities of Molson and Coors for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in those securities. Following the consummation of the merger transaction, Citigroup intends to purchase from Deutsche Bank a portion of the Molson Coors Exchangeco Class C preferred shares to be received by Deutsche Bank in connection with the merger transaction. One of Citigroup's affiliates in the commercial lending business is a lender under Molson's existing Cdn.$625.0 million credit facility. In addition, Citigroup and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships with Molson, Coors and their respective affiliates.

BMO Nesbitt Burns Fairness Opinion

On July 21, 2004, BMO Nesbitt Burns delivered its written opinion to the board of directors of Molson to the effect that, as of that date, and based upon the assumptions made, matters considered, and limits and other limitations of review set forth in its opinion, the 0.360 exchange ratio was fair, from a financial point of view, to the holders of Molson Class A non-voting shares and Class B common shares.

On November 11, 2004, BMO Nesbitt Burns confirmed its opinion dated July 21, 2004 by delivery of a written opinion dated November 11, 2004. In connection with its updated opinion, BMO Nesbitt Burns performed procedures to update certain of its analyses to, among other things, give effect to the special dividend to be paid to Molson shareholders (other than Pentland), and reviewed the assumptions used in its analyses and the factors considered in connection with its July 21, 2004 opinion.

The full text of BMO Nesbitt Burns' opinion dated November 11, 2004, which sets forth the assumptions made, matters considered and limitations on its review, is attached to this document as Annex N. You should read the full text of the opinion in conjunction with the following summary of the opinion. The opinion of BMO Nesbitt Burns is for the use and benefit of Molson's board of directors in its evaluation of the arrangement and it does not constitute a recommendation to any Molson securityholder as to how that securityholder should vote on the arrangement or any related matter.

In connection with rendering its opinion, BMO Nesbitt Burns has reviewed and relied upon, or carried out, among other things, the following:

- the audited annual financial statements and the interim financial statements, annual reports, quarterly reports and annual information forms for each of the three consecutive fiscal years ended December 28, 2003 in the case of Coors and March 31, 2004 in the case of Molson;
- the quarterly reports for the periods ended March 28, June 27 and September 26, 2004 of Coors;
- quarterly reports for the periods ended June 30 and September 30, 2004 for Molson;
- public information relating to the business, operations, financial performance and stock trading history of Molson and Coors;
- the combination agreement and a proposed amendment thereto which outlined, among other things, the terms, conditions and mechanics of the merger transaction;

- portions of a preliminary Joint Proxy Statement/Management Information Circular filed with the Securities and Exchange Commission on September 19, 2004 and a more recent draft Joint Proxy Statement/Management Information Circular dated November 11, 2004;
- recent discussions with management of Molson and Coors regarding analysis of past, and expectations of future, performance, business operations and financial condition of Molson and Coors;
- recent discussions with management of Molson and Coors regarding the strategic rationale for, and the potential benefits and the pro forma financial impact of, the merger transaction;
- current financial models provided by the management of each of Molson and Coors;
- recent discussions with the management of Molson and Coors with respect to the underlying assumptions of the financial models provided to BMO Nesbitt Burns by each of Molson and Coors;
- information with respect to other transactions of a comparable nature that BMO Nesbitt Burns considered relevant;
- information with respect to the trading value of public companies that BMO Nesbitt Burns considered relevant;
- a letter of representation as to certain factual matters, addressed to BMO Nesbitt Burns and dated November 11, 2004, provided by senior officers of Molson; and
- other information, investigations and analyses as BMO Nesbitt Burns considered appropriate in the circumstances.

BMO Nesbitt Burns received a fee in connection with the delivery of its opinion and is also entitled to other fees in connection with the merger transaction, some of which are subject to the successful completion of the merger transaction. In addition, Molson has agreed to reimburse BMO Nesbitt Burns for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify BMO Nesbitt Burns for specified liabilities arising out of its engagement.

An affiliate of BMO Nesbitt Burns is the lead lender of long standing to Molson and may provide incremental credit support to Molson in connection with the merger transaction. BMO Nesbitt Burns acts as a trader and dealer, both as principal and agent, in all major North American financial markets and, in that capacity, has had and may have positions in the securities of Molson and Coors and, from time to time, has executed or may execute transactions on behalf of Molson and Coors for which it receives compensation. In addition, as an investment dealer, BMO Nesbitt Burns conducts research on securities and may, in the ordinary course of its business, provide or be expected to provide investment advice to its clients on issuers and investment matters, including Molson and Coors and their securities.

Merrill Lynch Fairness Opinion

On July 21, 2004, Merrill Lynch, Pierce, Fenner & Smith Incorporated delivered a written opinion to Molson's independent committee to the effect that, as of that date and based upon the assumptions made, matters considered and limits of review set forth in its written opinion, the 0.360 exchange ratio in the proposed merger transaction was fair from a financial point of view to the holders of Molson Class A non-voting shares and Class B common shares, other than Pentland and Eric H. Molson. Merrill Lynch subsequently confirmed and updated its opinion dated July 21, 2004 by delivering to Molson's independent committee a written opinion dated as of November 10, 2004. In connection with its updated opinion, Merrill Lynch confirmed the appropriateness of its reliance on the analyses used to render its earlier opinion. Merrill Lynch also performed procedures to update certain of its analyses to, among other things, give effect to the special dividend to be paid to Molson shareholders (other than Pentland), and reviewed the assumptions used in its analyses and the factors considered in connection with its earlier opinion. A copy of Merrill Lynch's opinion dated November 10, 2004 is attached to this document as Annex O.

Merrill Lynch's opinion dated November 10, 2004 sets forth the assumptions made, matters considered and limits on the scope of review undertaken by Merrill Lynch. You are encouraged to read Merrill Lynch's opinion dated November 10, 2004 in its entirety. Merrill Lynch's opinion dated November 10, 2004 was intended for the use and benefit of the Molson independent committee and the board of directors of Molson, does not address the merits of the underlying decision by Molson to engage in the merger transaction and does not constitute a recommendation to any securityholder as to how that securityholder should vote on the merger transaction or any related matter. This summary of Merrill Lynch's opinion dated November 10, 2004 is qualified by reference to the full text of the opinion attached as Annex O.

In arriving at its opinion, Merrill Lynch has, among other things:

- reviewed certain publicly available business and financial information relating to Molson and Coors that Merrill Lynch deemed to be relevant;
- reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Molson and Coors, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the merger transaction furnished to Merrill Lynch by Molson and Coors;
- conducted discussions with members of senior management and representatives of Molson and Coors concerning the merger transaction, as well as their respective businesses and prospects both before and after giving effect to the merger transaction and the expected synergies;
- reviewed the market prices and valuation multiples for the Molson shares and Coors common stock and compared those prices and multiples with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;
- reviewed the results of operations of Molson and Coors and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;
- compared the proposed terms of the merger transaction with the terms of certain other transactions that Merrill Lynch deemed to be relevant;
- participated in certain due diligence discussions among representatives of Molson and Coors and their financial and legal advisors;
- reviewed the potential pro forma impact of the merger transaction;
- reviewed the combination agreement and a draft of the amendment to the combination agreement dated November 9, 2004; and
- reviewed other financial studies and analyses and took into account other matters as Merrill Lynch deemed necessary, including its assessment of general economic, market and monetary conditions.

In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying information or undertake an independent evaluation or appraisal of any of the assets or liabilities of Molson or Coors, and was not furnished with any evaluation or appraisal, nor did Merrill Lynch evaluate the solvency or fair value of Molson or Coors under any state, provincial or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume the obligation to conduct any physical inspection of the properties or facilities of Molson or Coors or their respective subsidiaries. With respect to the financial forecast information and the synergies expected to result from the merger transaction furnished to or discussed with Merrill Lynch by Molson or Coors, Merrill Lynch assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of Molson's and/or Coors' management as to the expected future financial performance of Molson and/or Coors, as the case may be, and the expected synergies. Merrill Lynch also assumed that the merger transaction will be accounted for as a purchase

under U.S. GAAP, that Coors is deemed to be the acquiring entity for accounting purposes, and that the merger transaction will be a taxable acquisition of the assets of Molson for United States federal income tax purposes. Merrill Lynch also assumed that the final form of the amendment to the combination agreement would be substantially similar to the last draft reviewed by Merrill Lynch.

Merrill Lynch's opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch as of, the date of its opinion. Merrill Lynch assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for, or in connection with, the merger transaction, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that would have a material adverse effect on the contemplated benefits of the merger transaction, including the expected synergies.

In connection with the preparation of its opinion, Merrill Lynch was not authorized by Molson, its board of directors or the Molson independent committee to solicit, nor did Merrill Lynch solicit, any third-party indications of interest for the acquisition of all or any part of Molson.

In addition, Merrill Lynch was not asked to address, and Merrill Lynch's opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Molson, other than the holders of Molson Class A non-voting shares and Class B common shares (other than Pentland and Eric H. Molson). Merrill Lynch did not express any opinion as to the prices at which Molson Class A non-voting shares and Class B common shares or Coors Class A common stock and Class B common stock will trade following announcement or completion of the merger transaction. In addition, Merrill Lynch's opinion does not address the tax consequences of the merger transaction to the holders of Molson Class A non-voting shares and Class B common shares.

Merrill Lynch acted as financial advisor to the Molson independent committee in connection with the merger transaction and will receive fees from Molson for its services, which fees are not contingent on completion of the merger transaction. In addition, Molson has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with the engagement (including the reasonable fees and disbursements of legal counsel) and to indemnify Merrill Lynch for liabilities arising out of its engagement. Merrill Lynch has, in the past, provided financial advisory and financing services to Molson and Coors and their respective affiliates and may continue to do so and has received, and may receive, fees for the rendering of those services. In addition, in the ordinary course of its business, Merrill Lynch may actively trade Molson shares and other securities of Molson, as well as Coors common stock and other securities of Coors, for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in those securities.

Interests of Molson's Directors and Management in the Merger Transaction

Change of Control Payments

Under certain circumstances, Daniel J. O'Neill, president and chief executive officer of Molson, under the terms of his February 22, 1999 employment agreement, would become entitled to 36 months of salary (Cdn.$1,000,000 per year) as a result of the merger transaction. In the interest of facilitating the timely approval and success of the merger transaction, Mr. O'Neill has voluntarily agreed that he will not receive this payment upon completion of the merger transaction. Rather, in the event of his resignation or termination from Molson Coors within 24 months of the merger transaction, Mr. O'Neill will be entitled to receive this payment in lieu of a severance payment. Mr. O'Neill has also recommended, and the board of directors of Molson has agreed, that his performance-based options and restricted share units be converted into Molson Coors options and restricted share units, respectively, and be subject to similar performance-related triggers. The other terms of Mr. O'Neill's employment agreement will remain unchanged when he assumes his role as vice-chairman, synergies and integration of Molson Coors.

In the event of a change of control, which will occur as a result of the merger transaction, Molson is obligated to pay Robert Coallier 18 months of salary, annual bonus, benefits and pension accrual. In the interest of facilitating the timely approval and success of the merger transaction, Mr. Coallier has agreed to waive his right to receive this payment upon completion of the merger transaction. Rather, Mr. Coallier will only be entitled to this payment upon his resignation or termination in lieu of a severance payment.

Retention Program

Molson has put in place an employee retention program under which 37 employees will receive in early 2005 cash payments of Cdn.$1.8 million in the aggregate. No single cash payment to any employee is material.

Treatment of Options

If you hold exercisable Molson options and wish to exercise them to acquire Molson Class A non-voting shares in order to receive exchangeable shares and/or Molson Coors common stock and the special dividend payable to Molson shareholders in connection with the plan of arrangement, you should exercise your options through your Solium E-SOAP account at *www.solium.com* or by telephone at the following toll-free number: • . Upon completion of the merger transaction, all Molson options, other than Mr. O'Neill's performance-based options, will vest and will be exercisable at the option of the holders.

Board and Management Arrangements

As described under "Governance and Management of Molson Coors" beginning on page 120, the combination agreement and related documents provide for arrangements regarding the composition of Molson Coors' board of directors and senior management. Those arrangements provide that some of the current directors and officers of Molson will have director and/or management positions with Molson Coors.

Indemnification and Insurance

The combination agreement provides that Molson Coors will:

- honor all indemnification agreements between Molson and its directors and officers in effect prior to the completion of the merger transaction;
- honor all indemnification provisions in the certificate of incorporation and bylaws of Molson and not amend in an adverse manner any of those provisions for six years following completion on the merger transaction; and
- maintain in effect, if available, directors' and officers' liability insurance covering persons currently covered under Molson's policy with respect to events arising prior to the completion of the merger transaction on terms comparable to those applicable to the current directors and officers of Molson.

Indemnity with Respect to Special Dividend

Molson has agreed to indemnify, and Molson and Coors have agreed that Molson Coors will indemnify, Pentland and its subsidiaries with respect to U.S. or Canadian tax liabilities, if any, and related costs and expenses that Pentland and its subsidiaries may incur as a result, in connection with or attributable to the waiver of participation in the special dividend.

Factors Considered by Coors' Board of Directors and Special Committee

In reaching its decision to recommend the Coors share issuance and Coors charter amendments, and in reaching its decision to approve the merger transaction and related transactions, the Coors board of directors and the special committee of the Coors board of directors, respectively, considered

the following material factors, all of which they viewed as supporting their decisions to recommend the Coors share issuance and Coors charter amendments and to approve the merger transaction, respectively:

- The strategic reasons for the merger transaction described above under "—Our Reasons for the Merger Transaction";
- Information concerning the respective businesses of Molson and Coors, including information regarding financial performance and condition, operations, technology and management, and the results of Coors' due diligence review of Molson's businesses and operations;
- The current and prospective competitive environment in which brewing companies, including Coors, operate, including the continuing consolidation in the industry and the likely effect of that competitive environment on Coors in light of, and in the absence of, the merger transaction;
- The analyses of, and discussions between, the Coors board of directors and Coors' financial advisor and the financial advisor's opinion to the effect that, as of the date of the opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken, after giving effect to the payment of the Molson special dividend, the 0.360 exchange ratio was fair, from a financial point of view, to holders of each class of Coors common stock (for more information see "—Opinion of Coors' Financial Advisor" beginning on page 89);
- The exchange ratio in the merger transaction of 0.360 of a share of Molson Coors Class B common stock for each Molson Class A non-voting share and 0.126 of a share of Molson Coors Class A common stock plus 0.234 of a share of Molson Coors Class B common stock for each Molson Class B common share, and the determination of the Coors board of directors that the fixed exchange ratio was appropriate in a strategic transaction of this type;
- The structure and terms of the merger transaction, including:
  - The structure of the transaction as a merger-of-equals whereby management of each company will have substantial input with respect to the control and future plans of the combined company, including the provisions in the combined company's certificate of incorporation and bylaws designed to ensure the maintenance of equal representation among director nominees of former Coors and former Molson directors and substantial consensus among directors regarding major business decisions, and the conclusion of the Coors board of directors that this level of participation and consensus will enhance the likelihood that the combined company will achieve its anticipated strategic objectives;
  - The reciprocal nature of the terms of the combination agreement and the other transaction documents, and the board's determination that those terms and conditions were appropriate in a strategic transaction of this type; and
  - The provisions of the combination agreement designed to restrict the ability of the parties to solicit third party acquisition proposals but affording both sides the ability to consider and pursue an unsolicited superior proposal, the provisions of the combination agreement providing for the payment of termination fees under specified circumstances relating to the termination of that agreement following the occurrence of an acquisition proposal and the conclusion of the Coors board of directors that those provisions were an appropriate and reasonable means to increase the likelihood that the merger transaction will be completed;
- The conclusion that a merger with Molson offered a unique opportunity to accomplish a strategically beneficial transaction in light of the direction from the Coors Trust that, given the Coors family's more than 130-year commitment to the U.S. brewing industry, it would not approve a transaction in which the Coors Trust did not have a meaningful continuing role in the surviving company;

- The fact that members of the Coors family supported and agreed to vote shares representing 100% of the Coors Class A common stock and approximately 30% of the Coors Class B common stock in favor of the merger; and
- The likelihood that the merger transaction will be completed on a timely basis, including the likelihood that the merger transaction will receive all necessary regulatory approvals.

The Coors board of directors also considered the potential risks of the merger and potential conflicts of interest, including the following:

- The effect of the Molson special dividend on the financial condition of the combined company;
- The challenge of combining the businesses of two major international companies;
- The risk that the anticipated cost savings will not be achieved;
- The costs that may be incurred to combine the operations of Coors and Molson;
- The potential conflicts of interest of Coors officers and directors in connection with the merger transaction (for more information see "—Interests of Coors' Directors and Management in the Merger Transaction" beginning on page 96); and
- The risk of diverting management's attention from other strategic priorities to implement integration efforts.

In view of the wide variety of factors considered by the Coors board of directors and the special committee of the Coors board of directors in connection with the evaluation of the merger transaction and the complexity of these matters, the Coors board of directors and the special committee of the Coors board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Coors board of directors and the special committee of the Coors board of directors may have given different weight to different factors. Both the Coors board of directors and the special committee of the Coors board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Coors' management, and financial and legal advisors, and considered the factors overall to be favorable to, and to support, its determination.

The Coors board of directors and the special committee of the Coors board of directors determined that the combination agreement, the other agreements referred to in the combination agreement and the transactions referred to in the combination agreement and those other agreements (including the Coors share issuance and Coors charter amendments described in this document) are advisable and fair to, and in the best interests of, Coors and the holders of each class of Coors common stock. The Coors board of directors has determined that the Coors charter amendments and the Coors share issuance are advisable and fair to, and in the best interests of, Coors and the holders of each class of Coors common stock and recommends that the stockholders of Coors approve and adopt the Coors share issuance and Coors charter amendments at the Coors special meeting.

Opinion of Coors' Financial Advisor

Deutsche Bank Securities Inc., or Deutsche Bank, has acted as financial advisor to Coors in connection with the merger transaction. On July 19, 2004, Deutsche Bank delivered its oral opinion to the Coors board of directors, subsequently confirmed in writing as of July 21, 2004, to the effect that, as of that date, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the exchange ratio was fair, from a financial point of view, to holders of the Coors Class A common stock and holders of the Coors Class B common stock. We refer to this opinion as the first opinion.

The full text of Deutsche Bank's first written opinion, dated July 21, 2004, which discusses, among other things, the assumptions made, matters considered and limits on the review undertaken by Deutsche Bank in connection with the first opinion, is attached to this document as Annex P and is incorporated by reference.

Coors subsequently requested that Deutsche Bank prepare an opinion to reflect a special dividend to be paid by Molson to its shareholders prior to the completion of the merger transaction. On November 4, 2004, Deutsche Bank delivered its oral opinion to the Coors board of directors, subsequently confirmed in writing as of the same date, to the effect that, as of that date, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the exchange ratio was fair, from a financial point of view, to holders of the Coors Class A common stock and holders of the Coors Class B common stock. We refer to this opinion, which supercedes the first opinion, as the final opinion.

The full text of Deutsche Bank's written final opinion, dated November 4, 2004, which discusses, among other things, the assumptions made, matters considered and limits on the review undertaken by Deutsche Bank in connection with the opinion, is attached to this document as Annex Q and is incorporated by reference. Coors' stockholders are urged to read the final opinion in its entirety. The following summary of the Deutsche Bank final opinion is qualified in its entirety by reference to the full text of the final opinion.

In connection with Deutsche Bank's role as financial advisor to Coors, and in arriving at its final opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning Molson and Coors and certain internal analyses and other information furnished to it by Molson and Coors. Deutsche Bank also held discussions with members of the senior managements of Molson and Coors regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, Deutsche Bank:

- reviewed the reported prices and trading activity for Molson Class A non-voting shares, Molson Class B common shares and Coors Class B common stock,
- compared certain financial and stock market information for Molson and Coors with similar information for certain other companies whose securities are publicly traded,
- reviewed the financial terms of certain recent business combinations which it deemed comparable to the merger transaction in whole or in part,
- reviewed the terms of the combination agreement, the plan of arrangement and certain related documents, and
- performed other studies and analyses and considered other factors as it deemed appropriate.

In preparing its final opinion, Deutsche Bank did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Molson or Coors, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its final opinion. Accordingly, for purposes of its final opinion, Deutsche Bank assumed and relied upon the accuracy and completeness of that information and Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities, of Molson or Coors. With respect to the financial forecasts and projections, including the analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies expected by Coors and Molson to be achieved as a result of the merger transaction, made available to Deutsche Bank and used in its analyses, Deutsche Bank assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Molson or Coors, as the case may be, as to the covered matters. In rendering its final opinion, Deutsche Bank expressed no view as to the reasonableness of those forecasts and projections, including the analyses and forecasts of cost savings, operating efficiencies, revenue effects and financial synergies expected by Coors and Molson to be achieved as a result of the merger transaction, or the assumptions on which they are based. Deutsche Bank's final opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date of its final opinion.

For purposes of rendering its final opinion, Deutsche Bank assumed that, in all respects material to its analysis:

- the representations and warranties of Coors, Molson Coors Exchangeco and Molson contained in the combination agreement are true and correct,
- Coors, Molson Coors Exchangeco and Molson will each perform all of the covenants and agreements to be performed by it under the combination agreement and all conditions to the obligations of each of Coors, Molson Coors Exchangeco and Molson to complete the merger transaction will be satisfied without any waiver, and
- all material governmental, regulatory or other approvals and consents required in connection with the completion of the merger transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Coors or Molson is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Coors or Molson or materially reduce the contemplated benefits of the merger transaction to Coors.

In addition, Coors informed Deutsche Bank, and accordingly for purposes of rendering its final opinion Deutsche Bank assumed, that the merger transaction will not result in a tax realization event for Coors or its stockholders.

Coors also informed Deutsche Bank, and accordingly for purposes of rendering its final opinion Deutsche Bank assumed, that, prior to the completion of the merger transaction, Molson will pay a special dividend of Cdn.$3.00 per share of Molson Class A non-voting shares and Molson Class B Common shares.

Financial Analysis of Coors' Financial Advisor

Set forth below is a summary of the material financial analyses performed by Deutsche Bank in connection with its final opinion and reviewed with the special committee of the board of directors of Coors at its meeting on November 4, 2004.

Deutsche Bank calculated an implied merger transaction share price of U.S.$26.42 for Molson Class A non-voting shares and Molson Class B common shares, after giving effect to the special dividend to be paid to Molson shareholders, based on the exchange ratio of 0.360 and the Coors Class B common stock closing share price of U.S.$66.63 as of November 1, 2004. This implied merger transaction share price was used by Deutsche Bank when making its comparisons of the ranges of implied share prices derived from the various analyses described below to the implied share price in the merger transaction. In analyzing the trading prices of Molson shares, Deutsche Bank focused principally on the Molson Class A non-voting shares given the relatively small public float of the Molson Class B common shares.

Comparison of Financial Performance

Deutsche Bank reviewed historical financial performance data for Molson and Coors for Coors' fiscal years 2001, 2002 and 2003 and Molson's fiscal years 2002, 2003 and 2004 with respect to net revenues, earnings before interest, taxes, depreciation and amortization, or EBITDA; earnings before interest and taxes, or EBIT; and net income. Deutsche Bank observed that while Coors revenues and EBITDA were greater than those of Molson, Coors' larger capital expenditures and depreciation resulted in Coors having lower EBIT and lower net income than Molson. Deutsche Bank also observed that a significant portion of Molson's profitability is derived from its interest in Coors Canada, which brews and distributes Coors Light in Canada.

52-Week Price Range

Deutsche Bank reviewed the trading prices of Molson Class A non-voting shares for the 52 weeks ending November 1, 2004. Based on this review, Deutsche Bank determined that the 52-week trading price range for Molson Class A non-voting shares was U.S.$23 to U.S.$28 per share and compared that range to the implied merger transaction share price of U.S.$26.42.

Deutsche Bank also reviewed the trading prices of Coors Class B common stock for the 52 weeks ending November 1, 2004. Based on this review, Deutsche Bank determined that the 52-week trading price range for Coors Class B common stock was U.S.$54 to U.S.$80 per share and compared that range to the November 1, 2004 closing share price for Coors Class B common stock of U.S.$66.63.

Analyst Research Price Targets

Deutsche Bank reviewed the price targets of Molson Class A non-voting shares as projected by various research analysts as of October 15, 2004. Based on this review, Deutsche Bank determined that the lowest and highest analyst research price targets resulted in a price range of Molson Class A non-voting shares of U.S.$24 to U.S.$31 and compared that range to the implied merger transaction share price of U.S.$26.42.

Deutsche Bank also reviewed the price targets of Coors Class B common stock as projected by various research analysts as of October 4, 2004. Based on this review, Deutsche Bank determined that the lowest and highest analyst research price targets resulted in a price range of Coors Class B common stock of U.S.$57 to U.S.$70 and compared that range to the November 1, 2004 closing share price for Coors Class B common stock of U.S.$66.63.

Relative Contribution Analysis

Deutsche Bank analyzed the pro forma relative financial performance contributions of Molson and Coors, based on management estimates for the 2004 and 2005 calendar years, as compared to the pro forma relative economic ownership percentages for Molson and Coors respectively, based on the exchange ratio of 0.360.

The financial performance contributions analyzed by Deutsche Bank included the following estimates furnished by the management of Molson and Coors, respectively:

- 2005 estimated revenues
- 2005 estimated EBITDA
- 2005 estimated EBIT
- 2005 estimated net income
- 2004 estimated net income

Based on these metrics, Deutsche Bank observed that on a combined basis (excluding any adjustments for purchase accounting), the implied pro forma economic ownership percentage for Coors shareholders, after adjustment for the respective Molson and Coors leverage, ranged from 44.7% to 85.3%. Deutsche Bank compared this range of implied pro forma economic ownership percentages for Coors shareholders with the economic ownership percentage of 45.1% implied by the exchange ratio of 0.360.

In addition, Deutsche Bank reviewed the implied pro forma economic ownership percentages of the shareholders of Molson and Coors, respectively, based on the relative equity market capitalizations of the two companies as of November 1, 2004. Deutsche Bank noted that this analysis implied a pro forma economic ownership percentage of 43.2% for Coors shareholders in the combined company. Deutsche Bank then compared this implied pro forma economic ownership percentage for Coors shareholders with the economic ownership percentage of 45.1% implied by the exchange ratio of 0.360.

Exchange Ratio Analysis

Deutsche Bank analyzed the exchange ratio of closing prices per share of Coors Class B common stock and Molson Class A non-voting shares from July 16, 2002 to July 16, 2004. Deutsche Bank observed the following average implied exchange ratios over various periods ending on July 16, 2004:

Period Ending July 16, 2004	Average Implied Exchange Ratio
Prior 30 trading days	0.349x
Prior 90 trading days	0.350x
Prior 1 year	0.418x
Prior 2 years	0.403x

Deutsche Bank noted that, after giving effect to the special dividend to be paid to Molson shareholders, the exchange ratio of 0.360 is 5.0% lower to 13.5% higher than the exchange ratios implied by the closing stock prices for Coors Class B common stock and Molson Class A non-voting shares during the period from 30 trading days before July 16, 2004 to one year before July 16, 2004.

Comparable Company Analysis

Deutsche Bank reviewed certain financial information and calculated commonly used valuation measurements for each of Molson and Coors, as applicable, to corresponding information and measurements for groups of publicly traded companies in the brewing industry.

The publicly traded companies selected in the brewing industry to which Coors and Molson were compared consisted of:

- Anheuser Busch Companies, Inc.
- Carlsberg A/S
- Fosters's Group Limited
- Heineken N.V.
- Interbrew S.A.
- SABMiller plc
- Scottish & Newcastle plc

The financial information and valuation measurements reviewed by Deutsche Bank included:

- ratios of total enterprise value (the sum of equity market valuation, net debt and minority interests) to EBITDA; and
- ratios of share price to earnings.

To calculate the trading multiples, Deutsche Bank used publicly available information concerning historical and projected financial performance, including analyst reports and published historical financial information and earnings estimates reported by Institutional Brokers Estimate System, or IBES, and First Call, a subsidiary of Thomson Financial. IBES and First Call are each data services that monitor and publish compilations of earnings estimates by selected research analysts regarding companies of interest to institutional investors.

Deutsche Bank observed that the implied value of Molson Class A non-voting shares and Molson Class B common shares based on this selected publicly traded companies analysis ranged from U.S.$20 to U.S.$27 per share and compared that range of values to the implied merger transaction share price of U.S.$26.42. Deutsche Bank also observed that the implied value of Coors Class B common stock based on the selected publicly traded companies analysis ranged from U.S.$63 to U.S.$84 per share and compared that range of values to the November 1, 2004 closing share price for Coors Class B common stock of U.S.$66.63.

None of the companies utilized in the publicly traded company analysis is identical to Molson or Coors. Accordingly, Deutsche Bank believes the analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank's final opinion, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

Discounted Cash Flow Analysis

Deutsche Bank performed discounted cash flows analyses for Coors and Molson. Deutsche Bank calculated the discounted cash flow values for Coors and Molson as the sum of the net present values of:

- the estimated future free cash flows that Coors would generate for the fiscal years 2005 through 2008 or Molson would generate for the fiscal years 2005 through 2009; and
- the terminal value of Coors or Molson, as applicable at the end of that period.

The estimated future free cash flows were based on the financial projections for Coors for the fiscal years 2005 through 2008 prepared by Coors' management and for Molson for the fiscal years 2005 through 2009 prepared by Molson's management. The terminal value for Coors was calculated based on Coors' projected steady-state free cash flow for fiscal 2008 and a range of long-term growth rates ranging from 2.0% to 4.0%. The terminal value for Molson was calculated based on Molson's projected steady-state free cash flow for fiscal 2009 and a range of long-term growth rates ranging from 2.0% to 4.0%. Deutsche Bank used discount rates ranging from 8.5% to 10.5%. The discount rates were based on Deutsche Bank's judgment of the estimated weighted average cost of Coors' and Molson's capital and the long-term growth rates were based on its review of the long-term characteristics of Coors' and Molson's businesses.

Deutsche Bank observed that the implied value of Molson Class A non-voting shares and Molson Class B common shares based on the discounted cash flow analysis ranged from U.S.$23 to U.S.$32 per share and compared that range to the implied merger transaction share price of U.S.$26.42. Deutsche Bank also observed that the implied value of Coors Class B common stock based on the discounted cash flow analysis ranged from U.S.$63 to U.S.$80 per share and compared that range of values to the November 1, 2004 closing share price for Coors Class B common stock of U.S.$66.63.

General

The foregoing summary describes all analyses and factors that Deutsche Bank deemed material in its presentation to the special committee of the Coors board of directors, but is not a comprehensive description of all analyses performed and factors considered by Deutsche Bank in connection with preparing its final opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of those analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the final opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at its final opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its final opinion as investment bankers to the Coors board of directors as to the fairness of the exchange ratio, from a financial point of view, to holders of the Coors Class A common stock and holders of the Coors Class B common stock and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Deutsche Bank made, and was provided by Coors' and Molson's management with, numerous assumptions with respect to industry performance,

general business and economic conditions and other matters, many of which are beyond the control of Coors, Molson, or their respective advisors. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by those analyses. Because those analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Coors, Molson or their respective advisors, none of Coors, Molson, Deutsche Bank nor any other person assumes responsibility if future results or actual values are different from these forecasts or assumptions.

The terms of the merger transaction, including the special dividend paid by Molson to its shareholders, were determined through negotiations between Coors and Molson and were approved by the Coors board of directors. Although Deutsche Bank provided advice to Coors during the course of these negotiations, the decision to enter into the merger transaction was solely that of the Coors board of directors. As described above, the final opinion and presentation of Deutsche Bank to the special committee of the Coors board of directors was only one of a number of factors taken into consideration by the Coors board of directors in making its determination to recommend the merger transaction. Deutsche Bank's final opinion was provided to the Coors board of directors to assist it in connection with its consideration of the merger transaction and does not constitute a recommendation to any stockholder as to how to vote or take any other action with respect to any matter related to the merger transaction.

Deutsche Bank's final opinion does not in any manner address the prices at which any securities of Coors or Molson will trade after the announcement or completion of the merger transaction. Deutsche Bank assumes no responsibility for updating or revising its final opinion based on circumstances or events occurring after the date of the final opinion. In connection with the preparation of its final opinion, Deutsche Bank was not authorized by Coors or the Coors board of directors to solicit, nor has Deutsche Bank solicited, third-party indications of interest for the acquisition of all or any part of Coors or any other extraordinary transaction involving Coors.

Coors selected Deutsche Bank as financial advisor in connection with the merger transaction based on Deutsche Bank's qualifications, expertise, reputation and experience in mergers and acquisitions. Coors has retained Deutsche Bank under a letter agreement dated June 14, 2004 which, as supplemented by an addendum dated June 17, 2004, we refer to as the engagement letter. Deutsche Bank will be paid a fee for its services as financial advisor to Coors in connection with the merger transaction, a substantial portion of which is contingent upon completion of the merger transaction. Deutsche Bank was paid $1,500,000 for its services as a result of the execution of the combination agreement. If the merger transaction closes, an additional fee will be payable to Deutsche Bank consisting of $7 million. A portion of this fee will be paid by Molson Coors Exchangeco in the form of preferred shares of Molson Coors Exchangeco in consideration for services provided by Deutsche Bank to Molson Coors Exchangeco. If the merger transaction closes and, in the sole discretion of Coors, Deutsche Bank has performed an appropriate portion of additional services specified in the addendum, Deutsche Bank shall be paid an additional cash fee equal to, at the discretion of Coors, $1.5 million to $5.5 million. The additional services specified in the addendum, which Deutsche Bank has performed to the extent so requested, consist of rendering financial advisory services as reasonably requested by Coors to successfully execute the merger transaction, including rendering financial advisory services in connection with seeking shareholder or other approvals of the merger transaction, and advising and/or assisting Coors (i) in developing and implementing a general strategy for accomplishing the merger transaction, (ii) in the course of its negotiation of the merger transaction and participating in such negotiations as requested, (iii) in determining the optimal structure for the merger transaction and domicile of the combined entity, (iv) on the positioning of the new enterprise with investors and communication of the key elements of the merger transaction to the capital markets, including advice on investor reaction, (v) on the desirability and general strategy of effecting any asset disposals or divestitures following the consummation of the merger transaction, and (vi) in the preparation of documents related to the merger transaction, including the combination agreement and this joint proxy statement/management information circular.

Deutsche Bank is an affiliate of Deutsche Bank AG, which together with its affiliates we refer to as the DB Group. Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Coors and Molson or their affiliates for which it has received compensation, including Coors' June 2003 U.S.$500 million commercial paper program for which a member of the DB Group acted as co-dealer. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Coors and Molson for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in those securities, instruments and obligations.

Interests of Coors' Directors and Management in the Merger Transaction

You should be aware that members of the management and board of directors of Coors have interests in the merger transaction that may be in addition to or different from the interests of Coors stockholders generally, which will present them with actual or potential conflicts of interest. These interests include the following:

Rights on Change of Control

In June 2002, Coors entered into agreements with its executive officers, including each of the Coors named executive officers listed in "Information Concerning Coors—Executive Compensation" beginning on page 271 other than Messrs. Gannon and Swinburn, and other members of management relating to employment upon a change of control of Coors. The terms of these agreements provide that there is a change of control of Coors at a time when either (a) the Coors Trust ceases to have voting control of Coors and another party acquires more than 20% of voting power of Coors or (b) the current members of Coors' board of directors (and successors nominated by them) cease to constitute a majority of Coors' board of directors. Both of these events will occur as part of the merger transaction.

The change of control agreements provide for continued employment for a period of two years following a change of control on terms which, in general, maintain the officer's compensation and duties and responsibilities at levels not less favorable than those in effect before the change in control. In addition, the officer will be entitled to specified compensation if triggering events set forth in the agreement were to occur. These events include direct or constructive termination without cause, resignation for good reason or resignation by the officer during a 30-day period beginning one year after the change of control. Upon a triggering event, the officer would be paid a multiple of the officer's annual salary and bonus and would receive continued health, pension, life insurance and other benefits. The agreement also provides the value received upon stock option exercises would be subject to a floor based on the value equal to the price of Coors' stock on the date of a change of control. For each of Coors' chairman and chief executive officer, the compensation would equal three times annual salary and bonus, plus the equivalent of three years continued benefits coverage, plus three years additional service credit toward pension benefits. All other officers who are party to these agreements would receive two times annual salary and bonus, plus two years continued benefits coverage, plus vesting and credit for two years additional service toward pension benefits.

In addition, under Coors' Equity Incentive Plan, all stock options granted under the plan vest upon a change in control, which will occur upon completion of the merger transaction.

The severance compensation (based upon the above multiples of salary and bonus, continued benefits and pension service credit) that would be payable to the five named executive officers, W. Leo Kiely, Peter H. Coors, Timothy V. Wolf, Peter M.R. Kendall, and Robert M. Reese, and the other seven Coors executive officers, assuming involuntary termination of employment after the merger transaction would be $5,943,786, $4,890,881, $2,200,388, $1,871,498, $1,673,722 and $4,384,774, respectively. As described more fully under "Governance and Management of Molson Coors—Officers

of Molson Coors" beginning on page 128, except as noted below, we anticipate that each of the above named executive officers and the other seven executive officers will remain with Molson Coors following the merger transaction. Although Mr. Coors will remain a director of Molson Coors following the merger transaction, his employment as a full-time executive will terminate at the time the merger transaction is closed, and he will be entitled to receive the severance benefit under his agreement at that time.

Board and Management Arrangements

As described under "Governance and Management of Molson Coors" beginning on page 120, the combination agreement and related documents provide for arrangements regarding the composition of Molson Coors' board of directors and senior management. Those arrangements provide that some of the current directors and officers of Coors will have director and/or management positions with Molson Coors.

Court Approval of the Arrangement and Completion of the Merger Transaction

Under the CBCA, the arrangement requires court approval. Prior to the mailing of this document, Molson will have obtained an interim order from the Superior Court, District of Montréal, Province of Québec, providing for the calling and holding of the Molson special meeting, the Molson optionholders meeting and other procedural matters. A copy of each of the interim order and the notice of application for a final order is attached as Annex C.

Subject to the approval of the Molson shareholders resolution by the Molson shareholders at the Molson special meeting and the approval of the Coors share issuance and Coors charter amendments by the Coors stockholders at the Coors special meeting, the hearing in respect of a final order is expected to take place on or about, • , 2004 at • a.m. (Montréal time) in room • at the Montréal courthouse at 1 Notre Dame Street East, Montréal, Québec.

If you are a Molson securityholder who wishes to appear or be represented and to present evidence or arguments, you must serve and file a notice of appearance as set forth in the notice of application for the final order and satisfy any other requirements of the court. The court will consider, among other things, the fairness and reasonableness of the arrangement. The court may approve the arrangement in any manner the court may direct, subject to compliance with any terms and conditions the court deems fit.

Assuming the final order is granted and the other conditions to closing contained in the combination agreement are satisfied or waived, it is anticipated that the following will occur substantially simultaneously:

- the Coors certificate of incorporation will be amended and restated in substantially the form attached to this document as Annex G and filed with the Secretary of State of Delaware;
- articles of arrangement for Molson will be filed with the director under the CBCA and a certificate of arrangement issued to give effect to the arrangement;
- the exchangeable share support agreement and voting and exchange trust agreement (attached as Annexes E and F, respectively) will be executed and delivered; and
- the various other documents necessary to complete the transactions contemplated under the combination agreement will be executed and delivered.

The closing of the merger transaction will take place on the second business day after the date on which all closing conditions have been satisfied or waived (other than any conditions which by their terms cannot be satisfied until the closing date) or any other time agreed to in writing by Molson, Coors and Molson Coors Exchangeco.

Regulatory Matters

Under the combination agreement, Coors and Molson have both agreed to apply for and obtain all regulatory approvals necessary or advisable in connection with the merger transaction contemplated by the combination agreement.

U.S. Antitrust Filing

Under the HSR Act, the merger transaction may not be completed until notifications have been given and required information and materials have been furnished to and reviewed by the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission and the required waiting period has expired or terminated. Under the HSR Act, the merger transaction may not be completed until 30 days after the initial filing (unless early termination of this waiting period is granted) or, if the Antitrust Division of the Department of Justice or the Federal Trade Commission issues a request for additional information, 30 days after Coors and Molson have complied with that request for additional information (unless this period is shortened by a grant of early termination).

It is a condition to the completion of the merger transaction that the applicable waiting period under the HSR Act expires or early termination is granted. Coors and Molson each filed a Pre-Merger Notification and Report Form under the HSR Act with the U.S. Department of Justice and the Federal Trade Commission on September 3, 2004. On October 4, 2004, Molson and Coors received notification of early termination of the HSR waiting period from the U.S. Department of Justice.

After the statutory waiting periods, and even after the completion of the merger transaction, U.S. federal or state governmental authorities could seek to challenge the merger transaction as they deem necessary or desirable in the public interest.

Holders of Molson Class A common stock and Class B common stock who will hold, as a result of the proposed transaction, Molson Coors common stock or exchangeable shares valued in excess of $50 million may be required to comply with the requirements of the HSR Act prior to receipt of those shares.

Canadian Competition Act

The Competition Act (Canada) requires that parties to certain merger transactions that exceed specified size thresholds provide to the Commissioner of Competition appointed under the Competition Act prior notice of, and information relating to, the merger transaction. Parties to the merger transaction must await the expiration of a prescribed "waiting period" prior to completing the merger transaction unless the Commissioner has (1) issued an advance ruling certificate under Section 102 of the Competition Act advising the parties that the transaction will not be challenged under Section 92 of the Competition Act or (2) waived the notification obligation under Section 113(c) of the Competition Act.

It is a condition to the completion of the merger transaction that Coors and Molson (i) receive an advance ruling certificate or (ii) the waiting period under Part IX of the Competition Act has expired or been reduced by the Commissioner and a letter from the Commissioner or a person authorized by the Commissioner that the Commissioner has determined not to make an application for an order under section 92 of the Competition Act in respect of the merger transaction (referred to as a no-action letter) has been received.

On October 12, 2004, Molson received a no-action letter from the Commissioner confirming that there are no sufficient grounds to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the proposed merger transaction. The waiting period under Part IX of the Competition Act expired on October 18, 2004. However, under the Competition Act and regardless of the expiration of the waiting period, the Commissioner may seek to challenge the merger transaction for a period of three years after closing.

Investment Canada Act

Molson Coors will be a Canadian-controlled entity under section 26 of the Investment Canada Act and therefore no filings will be required under the Investment Canada Act.

Considerations Relating to Molson-Coors Canada Partnership Agreements

Coors Canada, an Ontario partnership, is owned 50.1% by Molson Coors Exchangeco and 49.9% by Molson. Coors Canada and Molson Canada have entered into agreements whereby Molson Canada produces, distributes and sells Coors products in Canada.

The agreements are terminable by either party under specified circumstances. The events giving rise to Coors' right to terminate the partnership include the acquisition by a non-competitor of Coors, directly or indirectly, of beneficial ownership of, or control or direction over, more than 50% of Molson's Class B common shares, unless the non-competitor who holds more than 50% of Molson's Class B common stock is a descendant of Molson brewery founder John Molson.

The events giving rise to Coors' right to terminate the partnership also include the acquisition by a "competitor of Coors" of a "significant investment" in Molson. A "competitor of Coors" is defined as any entity which by itself or with an affiliate has a collective share of the U.S. malt beverage market greater than 3% and also certain companies designated by name. Under this definition, "competitors of Coors" include Anheuser Busch, Grupo Modelo, InBev (formerly Interbrew) and SABMiller, among others. A "significant investment" of a "competitor of Coors" is defined as the direct or indirect beneficial ownership of, or control or direction over, (a) 10% or more of the aggregate of all issued and outstanding Class A non-voting shares and Class B common shares of Molson, (b) 33% or more of either the Class A non-voting shares or Class B common shares of Molson, or (c) 10% or more of the Class A non-voting shares or Class B common shares of Molson, together with the right to elect at least one director of Molson.

Upon Coors exercising its right to terminate the partnership, the parties would cease to derive income from the partnership. Molson's pre-tax income from the partnership for the fiscal year ended March 31, 2004 was Cdn.$70 million. In addition, Coors would be entitled to elect to negotiate in good faith with Molson a new 10-year manufacturing and distribution agreement regarding Coors Light and the other Coors brands on terms no less favorable to Coors than the existing manufacturing and distribution agreement. If a new agreement is not reached, the existing terms of the agreement relating to manufacturing and distribution would continue in force for a period of 10 years from the termination. The current manufacturing and distribution provisions of the manufacturing and distribution agreement provide for payments to Molson for distribution and production costs, including brewing and packaging materials, wages as well as certain overhead costs.

Reorganization

In connection with the closing of the Arrangement, Molson and Coors will undertake a reorganization to combine their Canadian businesses in a single partnership. Currently, Molson's Canadian brewing and distribution operations are carried on by the Molson Canada partnership, which is wholly-owned, directly and indirectly, by Molson. The distribution and marketing of the Coors brands in Canada is carried on by the Coors Canada partnership, 50.1% of which is owned indirectly by Coors and 49.9% of which is owned, directly and indirectly, by Molson. As it is currently proposed, the reorganization would result in the formation of a new partnership, to be called Molson Canada 2005, that would be wholly-owned by Molson Coors or its subsidiaries, and that would carry on the businesses currently being carried on by the Molson Canada partnership and by the Coors Canada partnership. As a consequence, there would be a single partnership, Molson Canada 2005, carrying on the businesses of both the Molson Canada partnership and the Coors Canada partnership, with the partners of Molson Canada 2005 being wholly-owned indirect subsidiaries of Molson Coors.

Refinancing Transactions

Upon the completion of the merger transaction we may be required to repay some of the indebtedness of each of Coors and Molson as a result of "change of control" or other provisions contained in the documents governing that indebtedness. In particular, Coors' revolving credit facility contains such change of control provisions. While there are no amounts outstanding under Coors' credit facility, *it serves as a back-stop to Coors' commercial paper program, which currently $55 million* in aggregate principal amounts outstanding. If necessary, the funds required for these refinancings will in part come from the issuance of debt by Molson Coors and its direct and indirect subsidiaries.

Molson and Coors are currently negotiating for the appropriate waivers and amendments to avoid triggering such "change of control" or other provisions and at this time we anticipate that we will reach agreement with our respective lenders and bondholders.

Dividend Information

Coors and Molson have agreed that Molson Coors, subject to applicable law (including the fiduciary duties of the Molson Coors directors), will increase its quarterly common stock dividend after the closing of the merger transaction by adopting Molson's dividend policy in effect on July 21, 2004, subject to adjustment for (i) the exchange rate of U.S.$0.7616 per Canadian dollar on that date and (ii) the exchange ratio of 0.360. As a result, subject to the above qualifications, immediately following completion of the merger transaction, Molson Coors' quarterly dividend rate is expected to be U.S.$0.317 per share.

Molson and Coors will coordinate with respect to the declaration of dividends on Molson shares and Coors common stock and the record dates and payment dates for those dividends. Molson and Coors intend that holders of Molson shares and Coors common stock will not receive two regular quarterly dividends, or fail to receive one dividend, for any quarter as a result of the merger transaction. We currently intend that, following the merger transaction, the timing of dividend payments will be in accordance with Coors historical policy. Coors' recent dividend payment dates are set forth under "Comparative Market Prices and Dividends" on page 345 below.

Pro Forma Economic Ownership of Molson Coors; Stock Buyback Program

Upon the completion of the merger transaction, we estimate that Molson's former shareholders and Coors' stockholders will own approximately 55% and 45%, respectively, of the outstanding economic interest in the combined company.

To reduce dilution from the companies' stock option programs, we intend that Molson Coors will adopt a policy of purchasing, from time to time, subject to market conditions and when permitted by applicable law, shares of its Class B common stock in the open market following the completion of the merger transaction. We expect the number of shares purchased from time to time to have an aggregate market value approximately equal to the aggregate cash proceeds received in respect of exercised stock options (including replacement options issued in exchange for Molson options).

Accounting Treatment

Molson Coors will account for the merger transaction using the purchase method of accounting under U.S. GAAP. Although the combination of Molson and Coors is a merger of equals, generally accepted accounting principles require that one of the two companies in the transaction be designated as the "acquiror" for accounting purposes. Based on a review of the applicable accounting rules, we have determined that Coors is the "acquiror" solely for accounting purposes. The purchase price (based on the market price of Coors common stock for the four-day period commencing two days before and ending one day after the November 5, 2004 pre-market opening announcement of the pre-merger Molson dividend) will be allocated to Molson's identifiable assets and liabilities based on their estimated fair market values at the date of the completion of the merger transaction, and any excess of

the purchase price over those fair market values will be accounted for as goodwill. Final valuations of property, plant and equipment, and intangible and other assets have not yet been completed as management is still reviewing the existence, characteristics and useful lives of Molson's intangible assets. The completion of the valuation work could result in significantly different amortization expenses and balance sheet classifications. After completion of the merger transaction, the results of operations of Molson will be included in the consolidated financial statements of Molson Coors.

Stock Exchange Listings

Coors and Molson have agreed to:

- cause the shares of Molson Coors Class A common stock and Molson Coors Class B common stock to be issued in the arrangement to be approved for listing on the New York Stock Exchange and the Toronto Stock Exchange before the completion of the arrangement, subject to official notice of issuance;
- cause the shares of Molson Coors Class A common stock and Molson Coors Class B common stock to be issued upon exchange of the exchangeable shares and upon exercise of replacement options to purchase Molson Coors common stock to be approved for listing on the New York Stock Exchange and the Toronto Stock Exchange before completion of the arrangement, subject to official notice of issuance; and
- cause the Class A exchangeable shares and Class B exchangeable shares and the Class A, B1 and B2 preferred shares of Molson Coors Exchangeco to be issued in the arrangement to be conditionally approved for listing on the Toronto Stock Exchange before the completion of the arrangement, subject to filing of the required documentation.

Application will be made to list the following classes of securities under the trading symbols described below:

Class of Securities	NYSE Symbol	TSX Symbol
Molson Coors Class A common stock	"•"	"TAP.A"
Molson Coors Class B common stock	"•"	"TAP.NV.B"
Class A exchangeable shares		"TPX.A"
Class B exchangeable shares		"TPX.NV.B"

We do not intend to list these shares on any other stock exchange. Preferred shares of Molson Coors Exchangeco will also be listed on the Toronto Stock Exchange during the merger transaction, but will be promptly exchanged for Molson Coors common stock.

Issue and Resale of Exchangeable Shares and Shares of Molson Coors Common Stock Received in the Arrangement

United States

The issuance of shares of Molson Coors common stock and exchangeable shares to holders of Molson shares, to be delivered under the plan of arrangement, will not be registered under the United States Securities Act of 1933, as amended. The shares of Molson Coors common stock and the exchangeable shares issued in connection with the plan of arrangement will be issued in reliance upon the exemption available under Section 3(a)(10) of the Securities Act of 1933. Section 3(a)(10) exempts securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the fairness of the terms and conditions of the issuance and exchange of the securities have been approved by any court or authorized governmental entity, after a hearing upon the fairness of the terms and conditions of exchange at which all persons to whom the securities will be issued have the right to appear and to whom adequate notice of the hearing has been given. The court is authorized to conduct a hearing to determine the fairness of the terms and conditions of

the plan of arrangement, including the proposed issuance of securities in exchange for other outstanding securities. Prior to the mailing of this document, the Superior Court, District of Montréal, Province of Québec will have entered the interim order and, subject to the approval of the plan of arrangement by the Molson securityholders and the approval of the Coors charter amendments and the Coors share issuance by the Coors stockholders, a hearing on the fairness of the arrangement will be held on or about • , 2004 by the Superior Court District of Montréal, Province of Québec.

The shares of Molson Coors common stock, and the exchangeable shares issued in the arrangement will be freely transferable under U.S. federal securities laws, except by persons who are deemed to be "affiliates" (as that term is defined under the Securities Act of 1933) of Molson prior to the merger transaction or persons who are affiliates of Molson Coors after the merger transaction. Shares held by Molson or Molson Coors affiliates may be resold only in transactions permitted by Rule 901 in combination with Rule 903 or Rule 904 of Regulation S under the Securities Act of 1933, the resale provisions of Rule 145(d)(1), (2) or (3) under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. Rule 145(d)(1) generally provides that "affiliates" of Molson may not sell securities of Molson Coors received in the merger transaction unless the sale is effected by use of an effective registration statement or in compliance with the volume, current public information, manner of sale and timing limitations set forth in paragraphs (c), (e), (f) and (g) of Rule 144 under the Securities Act of 1933. These limitations generally permit sales made by an affiliate in any three-month period that do not exceed the greater of 1% of the outstanding shares of the relevant class of Molson Coors common stock or the average weekly reported trading volume in those securities over the four calendar weeks preceding the placement of the sell order, provided the sales are made in unsolicited, open market "broker transactions" and that current public information on Molson Coors is available. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that directly or indirectly control, are controlled by, or are under common control with, that issuer and may include officers and directors of the issuer as well as beneficial owners of 10% or more of any class of capital stock of the issuer. Rules 145(d)(2) and (3) generally provide that these limitations lapse for non-affiliates of Molson Coors (who were affiliates of Molson prior to exchange of shares in the arrangement) after a period of one or two years, respectively, from the date of share issuances, depending upon whether specified currently available information continues to be publicly available with respect to Molson Coors.

Under the combination agreement, prior to the date of the Molson special meeting, Molson will provide Coors with a list of the persons, who, in the opinion of Molson, may be deemed to be affiliates of Molson as of the date of the Molson special meeting.

This document does not cover any resales of shares of Molson Coors common stock received in the merger transaction by any person who may be deemed an affiliate of Molson Coors after the merger transaction.

Coors has agreed that it will file and maintain effective the necessary registration statements covering the issuance of Molson Coors common stock from time to time in exchange for the exchangeable shares. Accordingly, the shares of Molson Coors common stock issued from time to time in exchange for the exchangeable shares will be freely transferable under U.S. federal securities laws, subject to restrictions on persons who are affiliates of Molson Coors after the merger transaction.

Coors will enter into a registration rights agreement providing registration rights permitting resale of the Molson Coors common stock or exchangeable shares issued to persons who are parties to the voting trust agreements referred to below under "Governance and Management of Molson Coors—Other Governance Matters—Voting Trust Agreements Among Principal Shareholders" beginning on page 134. Coors will provide similar registration rights to the estate of the late T.H.P. Molson and its affiliates. This estate is a Molson family estate of which Eric H. Molson and Stephen T. Molson are trustees. Molson Coors will also assume all outstanding options issued under Molson's Amended Incentive Stock Option Plan, and Coors has agreed to file a registration statement with the SEC on Form S-8 to register the shares of Molson Coors common stock that may be issued upon exercise of those options.

Canada

Coors and Molson Coors Exchangeco expect to receive rulings or orders from applicable provincial securities regulatory authorities in Canada providing exemptions from their prospectus and registration requirements (and the rights and protections otherwise afforded under those requirements) to permit, among other things:

- the issuance of the exchangeable shares and Molson Coors common stock to Molson shareholders upon completion of the merger transaction;
- the issuance of Molson Coors common stock to holders of exchangeable shares upon the exchange the exchangeable shares;
- the issuance of Molson Coors replacement options to holders of Molson options as part of the merger transaction;
- the issuance of Molson Coors common stock to holders of Molson Coors replacement options upon the exercise of those options; and
- the resale of the exchangeable shares and Molson Coors common stock received (1) in connection with the merger transaction, (2) upon the exchange of the exchangeable shares or (3) upon the exercise of Molson Coors replacement options, in those Canadian provinces in which any ruling is required (subject to customary restrictions).

Ongoing Canadian Reporting Obligations

Molson Coors, upon completion of the arrangement, will be a reporting issuer in several Canadian provinces and territories. Under the Multijurisdictional Disclosure System, Molson Coors will be permitted to satisfy its Canadian statutory and financial reporting obligations, including in respect of insider reporting, by complying with applicable U.S. securities laws so long as certain conditions are satisfied, including that following the completion of the merger transaction, Molson Coors files with the relevant Canadian securities regulatory authorities copies of its reports and other materials filed with the SEC. Molson Coors Exchangeco, upon completion of the arrangement, is expected to become a reporting issuer (or equivalent status) in all the Canadian provinces and territories. Molson Coors Exchangeco expects to receive rulings or orders from applicable Canadian securities regulatory authorities exempting it from Canadian statutory financial and reporting requirements, including in respect of insider reporting so long as certain conditions are satisfied. These conditions include that, following completion of the merger transaction, Molson Coors files with the relevant Canadian securities regulatory authorities copies of certain of its reports filed with the SEC and that holders of exchangeable shares receive certain materials that are sent to holders of Molson Coors common stock, including annual and interim financial statements of Molson Coors and stockholder meeting materials. Reports filed by insiders of Molson Coors with the SEC will disclose beneficial ownership of common stock of Molson Coors and exchangeable shares.

Molson will apply to the securities regulatory authorities in Canada to cease to be a reporting issuer upon completion of the merger transaction.

Treatment of Stock Options

On • 2004, there were outstanding options to purchase Molson Class A non-voting shares which, when vested, would be exercisable to acquire a total of approximately • Molson Class A non-voting shares at prices between Cdn.$ • to Cdn.$ • with various expiration dates to • .

Upon completion of the merger transaction, all Molson options, other than Mr. O'Neill's performance-based options, will vest and will be exerciseable at the option of the holders.

Subject to the approval of the Molson optionholders resolution, at the effective time of the arrangement, each Molson option will be exchanged for an option to purchase shares of Molson Coors Class B common stock. Each replacement option will constitute an option to purchase a number of shares of Molson Coors Class B common stock equal to the product of the 0.360 exchange ratio and the number of Molson Class A common shares subject to the Molson option being replaced. Each replacement option will provide for an exercise price per share of Molson Coors Class B common stock equal to the exercise price per share of that option immediately prior to the completion of the merger transaction divided by the 0.360 exchange ratio. If the foregoing calculation results in a replacement option of a particular holder being exercisable for a total number of shares of Molson Coors Class B common stock that includes a fraction of a share of Molson Coors Class B common stock, then the total number of shares of Molson Coors Class B common stock subject to that replacement option will be rounded down to the next whole number of shares of Molson Coors Class B common stock and the total exercise price for that replacement option will be reduced by the exercise price of the fractional share of Molson Coors Class B common stock. In addition, if required, the exercise price of each replacement option to acquire shares of Molson Coors Class B common stock will be increased such that the excess, if any, of the aggregate fair market value of the shares of Molson Coors Class B common stock subject to such replacement option immediately after the exchange over the aggregate exercise price under the replacement option for such Molson Coors Class B common stock does not exceed the excess, if any, of the aggregate fair market value of the Molson Class A non-voting shares subject to the replaced option immediately before the exchange over the aggregate exercise price under such option to acquire Molson Class A non-voting shares, where all amounts are computed in Canadian dollars using the currency exchange rate on the effective date of the arrangement. Except as noted above or under "—Interests of Molson's Directors and Management in the Merger Transaction", the term to expiration, conditions to and manner of exercising and all other terms and conditions of replacement options will otherwise be unchanged from those of the Molson options for which they were exchanged. Any document or agreement previously evidencing Molson options will thereafter evidence and be deemed to evidence options to purchase Molson Coors Class B common stock.

Molson Coors will file a registration statement on Form S-8 for the shares of Molson Coors Class B common stock issuable upon the exercise of Molson stock options replaced by options to acquire Molson Coors Class B common stock within five days after the completion of the merger transaction.

If you hold exercisable Molson options and wish to exercise them to acquire Molson Class A non-voting shares in order to receive exchangeable shares and/or Molson Coors common stock and the special dividend payable to Molson shareholders in connection with the plan of arrangement, you should exercise your options through your Solium E-SOAP account at *www.solium.com* or by telephone at the following toll-free number: • . Molson optionholders are under no obligation to exercise their Molson options before the effective time. If the Molson optionholders resolution is passed, Molson options that have not been exercised prior to the effective time will be exchanged in the arrangement for replacement options to acquire shares of Molson Coors Class B common stock.

Dissenting Shareholder's Rights

Molson

If you are a registered holder of Molson Class A non-voting shares or Class B common shares, in accordance with the interim order issued by the Superior Court, District of Montréal, Province of Québec, you will have the right to dissent from the Molson shareholders resolution. If the arrangement becomes effective and you properly dissent from the Molson shareholders resolution in compliance with Section 190 of the CBCA, you will be entitled to be paid by Molson or Molson Coors Exchangeco the fair value of the Molson Class A non-voting shares or Class B common shares you hold, determined as of the close of business on the day before the Molson shareholders resolution is approved.

If you want to dissent, you must dissent for all your shares of the relevant class. If you hold shares on behalf of one or more beneficial owners, Section 190 of the CBCA allows you to dissent only for all the shares you hold on behalf of any one beneficial owner that are registered in your name.

Under Section 190 of the CBCA, you may dissent only for shares that are registered in your name. In many cases, people beneficially own shares that are registered either:

- in the name of an intermediary, such as a bank, trust company, securities dealer, broker, trustee or administrator of "registered retirement savings plans," "registered retirement income funds", "registered educational savings plans" and similar plans and their nominees, as these terms are defined under the *Income Tax Act* (Canada); or
- in the name of a clearing agency in which the intermediary participates, such as The Canadian Depositary for Securities Limited or The Depository Trust Company.

If you want to dissent and your shares are registered in someone else's name, you must contact your intermediary and either:

- instruct your intermediary to exercise the dissent rights on your behalf (which, if the shares are registered in the name of a clearing agency, will require that the shares first be re-registered in your intermediary's name); or
- instruct your intermediary to re-register the shares in your name, in which case you will have to exercise your dissent rights directly.

In other words, if your shares are registered in someone else's name, you will not be able to exercise your dissent rights directly unless the shares are re-registered in your name.

If you want to dissent in respect of the Molson shareholders resolution, you must provide a written dissent notice to Molson's secretary at Molson Inc., 1555 Notre Dame Street East, 4th Floor, Montréal, Québec H2L 2R5, Attention: Secretary, facsimile number • , not later than 5:00 p.m. (Montréal time) on the business day immediately preceding the Molson special meeting (or any adjournment or postponement of the Molson special meeting). If you do not strictly comply with this requirement, you could lose your right to dissent. This requirement is different from the statutory dissent procedures of the CBCA, which would permit a dissent notice to be provided at or prior to the Molson special meeting.

If you send a dissent notice, you still have the right to vote at the Molson special meeting. However, under the CBCA if you send a dissent notice and then vote in favor of the Molson shareholders resolution, you will no longer be considered a dissenting shareholder with respect to that class of shares voted in favor of the Molson shareholders resolution. You must either vote against the Molson shareholders resolution or abstain to dissent.

The CBCA does not provide (and Molson will not assume) that a vote against the Molson shareholders resolution or an abstention constitutes a dissent notice. Similarly, if you give someone a proxy to vote for the Molson shareholders resolution and then revoke the proxy, your revocation does not constitute a dissent notice. However, if you want to dissent, you should revoke any proxy that instructs the proxy holder to vote for the Molson shareholders resolution to prevent the proxy holder from voting your shares in favor of the Molson shareholders resolution and causing you to forfeit your dissent rights. For instructions on revoking a proxy, see "Special Meeting of Molson Shareholders—Revocation of Proxies" beginning on page 57.

If you dissent, Molson is required to notify you that the Molson shareholders resolution has been adopted within 10 days after Molson's shareholders adopt the resolution. Molson is not required to send you a notice if you vote for the Molson shareholders resolution or withdraw your dissent notice.

If you dissent, you must send Molson (to its secretary at the address above) a written demand for payment within 20 days after you receive Molson's notice that the Molson shareholders resolution has been adopted. If you do not receive that notice, you must send a written demand for payment within 20 days after you learn that the Molson shareholders resolution has been adopted. Your demand for payment must contain:

- your name and address;
- the number of Molson Class A non-voting shares or Class B common shares, or both, for which you are dissenting; and
- a demand for payment of the fair value of those shares.

Within 30 days of sending a demand for payment, you must send Molson (to its secretary at the address above) the certificates representing your dissenting shares. If you do not send in your certificates, you forfeit your right to dissent. The Molson transfer agent will endorse on your share certificates a notice that you are a dissenting shareholder and will then send the certificates back to you.

After you send your demand for payment, you will no longer have any rights as a Molson shareholder other than the right to be paid the fair value of your shares unless:

- you withdraw your demand for payment before Molson makes a written offer to pay;
- Molson or Molson Coors Exchangeco does not make you a timely written offer to pay and you withdraw your demand for payment; or
- Molson's board of directors revokes the Molson shareholders resolution.

In all three cases described above, your rights as a shareholder will be reinstated, and in the first two cases, your shares will be subject to the arrangement if it has been completed.

If you dissent, any special dividend payable to you will not be paid by Molson until your right to be paid the fair value for your shares has been determined. Also, under the plan of arrangement, if you duly exercise your dissent rights and are ultimately determined to have the right to be paid the fair value of your Molson shares, you will be deemed to have transferred your shares to Molson or Molson Coors Exchangeco at the effective time of the arrangement. Molson shall also then pay any special dividend payable pursuant to the plan of arrangement. Accordingly, the "fair value" determined by the Court pursuant to Section 190 of the CBCA shall exclude the value of the special dividend. If you exercise your dissent rights but are ultimately determined for any reason not to have the right to be paid the fair value of your shares, you will be deemed to have participated in the arrangement like any non-dissenting shareholder who is deemed, under the plan of arrangement, to have elected to receive exchangeable shares or Molson Coors common stock. If your address, as shown in the Molson shareholder register, is in Canada as of the close of business on the day preceding the effective day of the arrangement, you will receive exchangeable shares for your Molson shares in accordance with the procedures contained in the plan of arrangement. If your address, as shown in the Molson shareholder register, is not in Canada as of the close of business on the day preceding the effective day of the arrangement, you will receive preferred shares of Molson Coors Exchangeco, which will be exchanged for corresponding shares of Molson Coors common stock, in accordance with the procedures contained in the plan of arrangement. In either case, you will also then receive the amount of the special dividend payable to you (net of any tax withheld) pursuant to the plan of arrangement.

If you dissent, within seven days after the later of the effective date of the arrangement and the date when Molson receives your demand for payment, Molson or Molson Coors Exchangeco is required to send you an offer to pay for your shares. That offer must be in an amount that Molson's board of directors considers to be the fair value of the shares. Molson or Molson Coors Exchangeco

must also send you a statement with the offer to pay showing how the fair value was determined. Every offer to pay for a dissenting shareholder's shares must be on the same terms for shares of the same class. Molson or Molson Coors Exchangeco must pay for your shares within 10 days after you accept the offer to pay, but the offer of Molson or Molson Coors Exchangeco to pay you will lapse if your acceptance is not received within 30 days after it has made the offer to pay.

If you do not accept the offer or if Molson or Molson Coors Exchangeco fails to make you an offer to pay after you have sent your demand for payment, Molson may apply to a court in the Province of Québec to fix a fair value for the shares of all dissenting shareholders. If Molson decides to apply to a court to fix the fair value, it must do so within 50 days after the effective date of the arrangement or within any longer period that the court allows. If Molson fails to apply to a court, you may apply to a court in Québec for the same purpose within a further period of 20 days or within any longer period that the court allows. You are not required to give security for the costs of applying to a court.

If Molson, you or another dissenting shareholder applies to a court, all dissenting shareholders whose shares have not been purchased by Molson or Molson Coors Exchangeco will be joined as parties and will be bound by the court's decision. Molson will be required to notify each affected dissenting shareholder of the date, place and consequences of the application and of the shareholder's right to appear and be heard in person or by counsel. The court may determine whether any person is a dissenting shareholder who should be joined as a party, and the court will then fix a fair value for the shares of all dissenting shareholders. The court will render a final order against Molson or Molson Coors Exchangeco in favor of each dissenting shareholder and for the amount of the fair value of the dissenting shareholder's shares. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the effective date of the arrangement until the date of payment.

This is a summary of the dissenting shareholder provisions of the plan of arrangement and the CBCA, which are technical and complex. Complete copies of the plan of arrangement and Section 190 of the CBCA are attached as Annexes D and J, respectively. If you want to dissent, we recommend that you seek legal advice because, if you fail to comply strictly with the provisions of the plan of arrangement and the CBCA, you could forfeit your dissent rights.

The Canadian federal income tax consequences to a holder of Molson shares who exercises dissent rights and who receives fair value for the holder's shares from Molson or Molson Coors Exchangeco will be different from the consequences to a holder who participates in the arrangement. For more information see "Material Income Tax Consequences—Material Canadian Federal Income Tax Consequences to Molson Shareholders" beginning on page 144.

Coors

Under Delaware law, holders of Coors common stock will not be entitled to demand appraisal of, or to receive payment for, their shares of Coors common stock in connection with the actions to be taken at the Coors special meeting.

The Combination Agreement and Related Agreements

This section of the document describes the material provisions of the combination agreement, as amended, and related documents but does not purport to describe all of the terms of those agreements. You should read the complete text of the combination agreement and amendment number one to the combination agreement, which are collectively attached as Annex B to this document and incorporated into this document by reference, and the other documents referred to below in conjunction with the following summary. We urge you to read the full text of the combination agreement and those other documents because they are the legal documents that govern the merger transaction.

Closing and Effective Time

Closing

The closing of the merger transaction will take place on the second business day after the date on which all closing conditions have been satisfied or waived (other than any conditions which by their terms cannot be satisfied until the closing date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the closing date) or another time as agreed to in writing by Molson, Coors and Molson Coors Exchangeco. We currently expect to complete the merger transaction in the fourth quarter of calendar year 2004 or early in calendar year 2005.

Effective Time

The merger transaction will be effective at 12:01 a.m. (Montréal time) on the date shown on the certificate of arrangement issued under the CBCA, which will give effect to the merger transaction.

Representations and Warranties

The combination agreement contains a number of customary representations and warranties of Molson and Coors relating to, among other things:

- proper organization, good standing and qualification of each party and its respective subsidiaries;
- no violations of organizational documents;
- each party's capitalization;
- the corporate authorization and enforceability of, and board approval of, the combination agreement, related agreements and the merger transaction;
- the absence of conflicts with applicable law in connection with the parties' performance under the combination agreement and related agreements, required consents and required government approvals;
- compliance with laws and permits;
- the accuracy of reports required to be filed with Canadian securities regulatory authorities and the Toronto Stock Exchange, in the case of Molson, and with the SEC and the New York Stock Exchange, in the case of Coors, since January 1, 2002 and the accuracy of the financial statements included in those reports;
- absence of undisclosed liabilities;
- absence of any material adverse effect and certain other changes or events since the date of the last audited financial statements;
- absence of litigation or other actions which if determined adversely would reasonably be expected to have a material adverse effect on Molson or Coors, as applicable;

- employee plans;
- labor matters;
- title to property;
- insurance;
- taxes and tax status of Molson and Coors;
- environmental matters;
- intellectual property;
- material contracts;
- brokers and finders fees;
- the opinions of each party's financial advisors;
- the securityholder votes required to approve the merger transaction and related matters;
- the ownership, solvency status and obligations of Callco and Molson Coors Exchangeco, in the case of Coors;
- the exchangeable shares and preferred shares to be issued by Molson Coors Exchangeco, in the case of Coors; and
- the common stock to be issued by Molson Coors in connection with the arrangement, in the case of Coors.

Covenants

Each of Molson and Coors has agreed that, pending the consummation of the merger transaction, except as expressly contemplated by the combination agreement or as the other party may expressly consent, it will conduct its business, and its subsidiaries will conduct their respective businesses, in the ordinary course and consistent with past practice and in compliance with all applicable laws and will refrain from taking various non-ordinary course actions, including not doing any of the following:

- amending its governing documents;
- effecting any split, combination, subdivision or reclassification of its capital stock or any redemption, repurchase or other acquisition of its securities, subject to certain exceptions such as dividends consistent with past practices and in the ordinary course and the Molson special dividend;
- adopting any plan of liquidation, dissolution, winding up, merger, consolidation, amalgamation, restructuring, recapitalization or other material reorganization (other than a merger or consolidation with wholly owned subsidiaries);
- amending the exercise price or other terms of Molson stock options, or issuing, delivering or selling equity securities, subject to specified exceptions such as upon the exercise or granting of stock options or conversion of convertible securities;
- acquiring any material business;
- selling or otherwise transferring any material assets or material rights, other than under current contracts or ordinary course sales of inventory;
- incurring, assuming or guaranteeing any indebtedness or issuing or selling any debt securities or entering into any keep-well or other arrangements to maintain the financial condition of another

person, other than short-term borrowings in the ordinary course consistent with past practices and other than Molson borrowings, on terms approved in advance in writing by Coors, necessary to provide for the payment of the Molson special dividend;

- making any loan, advance or capital contribution, subject to specified exceptions such as loans to subsidiaries or otherwise in the ordinary course of business to the extent not material;
- changing its methods of accounting or accounting practices in any material respect, or its fiscal year, except as required by law;
- entering into, terminating or amending any material contract;
- settling or proposing to settle any action or liability to the extent the settlement would provide for any injunctive relief or other material restriction on its business or would require a material payment;
- taking any action that would prevent or materially impair or delay the ability to consummate the merger transaction; and
- agreeing or committing to do any of the foregoing.

Each of Molson and Coors has also agreed to a number of other mutual covenants, including:

- providing the other party with reasonable access to its books and records and properties and with all information as may be reasonably requested during the period prior to the termination of the combination agreement or the completion of the merger transaction;
- using reasonable best efforts to develop a joint communications plan and, except in connection with any announcement required by applicable law or by any listing agreement or the rules of any securities exchange, to consult with each other before making public statements regarding the merger transaction;
- soliciting in favor of the shareholder approvals required to effect the merger transaction;
- recommending to its securityholders eligible to vote on these matters that they vote in favor of the shareholder approvals required to effect the merger transaction;
- not withdrawing, modifying or qualifying the recommendation referred to above unless the board of directors of the party, after consultation with outside legal counsel, has determined that the failure to take the action would be inconsistent with its fiduciary duties under applicable law;
- using its reasonable best efforts to obtain all necessary approvals and to take all actions necessary or advisable to consummate the merger transaction as soon as reasonably practicable;
- taking reasonable steps to ensure that certain tax treatment for the merger transaction is achieved;
- using its reasonable best efforts to cause a service provider of Molson Coors Exchangeco to make a representation to Molson Coors Exchangeco as to the absence, upon completion of the merger transaction and thereafter, of ownership of shares of Molson Coors Exchangeco other than Class C preferred shares to be exchanged for services provided to Molson Coors Exchangeco; and
- using its reasonable best efforts to cause the service provider referred to above to enter into binding arrangements with an unrelated third party to sell at least 25% (but not more than 75%) of the Molson Coors Exchangeco Class C preferred shares.

In addition, Molson has made a number of additional covenants in connection with the merger transaction (in each case subject to the limits and qualifications set forth in the combination agreement), including:

- to fund the Molson special dividend with funds from the operations of Molson and, to the extent that Molson is not able to fund the Molson special dividend with funds from its operations, to fund the Molson special dividend through third-party financing on terms approved in advance in writing by Coors; and
- to obtain and set aside, on or prior to the date that the final order is obtained, funds in an amount sufficient to pay the Molson special dividend.

In addition, Coors has made a number of additional covenants in connection with the merger transaction (in each case subject to the limits and qualifications set forth in the combination agreement), including:

- using its reasonable best efforts to obtain clearance from Canadian securities regulatory authorities for the issuance and first resale of the exchangeable shares and the Molson Coors common stock issued under the merger transaction and the issuance and first resale of the Molson Coors common stock upon exchange of the exchangeable shares from time to time or exercise of stock options issued under the plan of arrangement in exchange for Molson stock options;
- using its reasonable best efforts to obtain the approval of the Toronto Stock Exchange for the listing of the exchangeable shares and preferred shares at or prior to the effective time of the merger transaction;
- using its reasonable best efforts to obtain the approval of the New York Stock Exchange for the listing of the Molson Coors common stock to be issued in connection with the merger transaction contemplated by the combination agreement at or prior to the effective time of the merger transaction;
- reserving from its authorized capital the number of shares of Molson Coors common stock as may be required from time to time upon the exchange of exchangeable shares or the exercise of stock options as described above, in each case for shares of Molson Coors common stock;
- using its reasonable best efforts to cause all registration statements filed in connection with the merger transaction to become effective;
- after the completion of the merger transaction, maintaining dual headquarters in the metropolitan areas of Denver, Colorado and Montréal, Canada, and maintaining its North American operating units headquarters in Toronto, Ontario and Golden, Colorado;
- subject to receiving the Coors stockholder approval, taking all actions necessary to cause its certificate of incorporation and bylaws to be amended as contemplated by the combination agreement, including changing the name of Coors to "Molson Coors Brewing Company";
- using its reasonable best efforts to cause the full board of directors of Molson Coors to consist of the 15 individuals set forth in the combination agreement;
- using its reasonable best efforts to cause the nominating committee of Molson Coors and specified subcommittees to consist of the individuals set forth in the combination agreement;
- causing the committees of the board of directors of Molson Coors to consist of the standing committees contemplated by the Molson Coors certificate of incorporation and bylaws, including an audit committee, a human resources and compensation committee and any other committees as the parties may agree;

- causing the current chief executive officer of Coors to serve as chief executive officer of Molson Coors, the current chief executive of Molson to become vice chairman, synergies and integration of Molson Coors and causing the specified persons set forth in the combination agreement to be appointed to the officer positions referred to in the combination agreement;
- until the last day of the fiscal year in which W. Leo Kiely III ceases to serve as the chief executive officer of Molson Coors, causing the chairman of the board of directors of Molson Coors to be Eric H. Molson, who is the current chairman of Molson's board of directors, or another individual appointed as chairman by the Class A-M nominating subcommittee of the Molson Coors nominating committee;
- using its reasonable best efforts to cause the nominating committee of Molson Coors to nominate Daniel J. O'Neill as a director at Molson Coors' 2005 annual meeting;
- subject to applicable law, increasing its dividend by adopting a policy of paying a quarterly dividend on Molson Coors common stock equal to the quarterly dividend rate on the Molson shares in effect on July 21, 2004, subject to adjustment for (i) the exchange rate of U.S.$0.7616 per Canadian dollar on that date and (ii) the 0.360 exchange ratio;
- ensuring that at all times prior to the effective time of the merger transaction Molson Coors Exchangeco will lawfully be allowed to pay dividends and redeem its shares;
- using its best efforts to cause Molson Coors Exchangeco to be a "taxable Canadian corporation" and a "public corporation" within the meaning of the *Income Tax Act* (Canada);
- refraining from taking actions that would prevent the exchange of Molson shares for exchangeable shares under the arrangement by validly electing Canadian resident shareholders from being tax deferred for the purposes of the *Income Tax Act* (Canada);
- using its reasonable best efforts to cause Molson Coors Exchangeco to maintain a substantial presence in Canada for the purposes of the *Income Tax Act* (Canada);
- permitting Molson holders to effect a "safe-income tuck-in" transaction on the terms described below under "Elections Available to Molson Securityholders—Holding Company Alternative" beginning on page 173;
- taking all steps within its control as are necessary to ensure that Molson Coors will not become a "specified financial institution" for the purposes of the *Income Tax Act* (Canada) (subject to specified exceptions) or a "U.S. real property holding corporation" for U.S. tax purposes;
- taking all steps within its control as are necessary to ensure that Molson Coors will not become a "foreign investment entity" for the purposes of the *Income Tax Act* (Canada) (subject to specified exceptions);
- on behalf of Molson Coors Exchangeco, paying additional amounts if specified U.S. withholding taxes are imposed so that holders of exchangeable shares will receive the same amount as if those taxes were not imposed;
- fulfilling indemnification obligations to the directors and officers of Molson in effect immediately prior to the completion of the merger transaction, and maintaining for six years directors' and officers' liability insurance policies on terms comparable to those applicable to the directors and officers of Molson prior to the completion of the merger transaction; and
- indemnifying holders of exchangeable shares from claims, damages and other costs or expenses incurred by those holders as a result of the fact that Molson Coors Exchangeco has been or is an operating subsidiary of Coors rather than being a special purpose vehicle.

Covenants Regarding Non-Solicitation

The combination agreement contains detailed provisions prohibiting the parties from seeking an alternative transaction. Under these "non-solicitation" provisions, each of Molson and Coors has agreed that it will not, directly or indirectly:

- initiate, solicit, encourage or otherwise knowingly facilitate any inquiries or the making by any third party of any proposal or offer with respect to a purchase, merger, reorganization, share exchange, consolidation, amalgamation, arrangement, business combination, liquidation, dissolution, recapitalization or similar transaction involving any material portion of the consolidated assets of Molson or Coors or any shares of any class of equity securities of Molson or Coors (we refer to any such proposal as an "acquisition proposal");
- engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an acquisition proposal, or otherwise knowingly facilitate any effort or attempt to make or implement an acquisition proposal;
- approve or recommend, or propose publicly to approve or recommend, any acquisition proposal; or
- execute or enter into, or publicly propose to accept or enter into, any agreement with respect to an acquisition proposal.

If an acquisition proposal is received, however, nothing contained in the combination agreement will prevent Molson or Coors, or their respective boards of directors, from complying with the provisions of applicable securities laws or regulations relating to directors' obligations to issue a circular or statement in response to a third-party take-over bid or tender offer, as the case may be. In addition, so long as (1) the applicable securityholder approval required by the combination agreement has not yet been obtained and (2) the board of directors of Molson or Coors, as the case may be, has determined in good faith after consultation with outside legal counsel that failure to do so would be inconsistent with its fiduciary duties under applicable law, nothing contained in the combination agreement will prevent Molson or Coors, or their respective boards of directors, from:

- providing information in response to a request by a person who has made an unsolicited bona fide written acquisition proposal, if the board of directors of Molson or Coors, as the case may be, (i) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the acquisition proposal constitutes, or is reasonably likely to result in, a superior proposal and (ii) receives from that person an executed confidentiality agreement on terms no less favorable in the aggregate to the disclosing party than those contained in the confidentiality agreement between Molson and Coors;
- withdrawing, modifying or qualifying (or publicly proposing to or publicly stating its intention to withdraw, modify or qualify) the recommendation of the board of directors of Molson or Coors, as the case may be, in favor of the transactions contemplated by the combination agreement in respect of an acquisition proposal; or
- engaging in any negotiations or discussions with any person who has made an unsolicited bona fide acquisition proposal if the board of directors of Molson or Coors, as the case may be, determines in good faith (after consultation with its financial advisor and outside legal counsel) that the acquisition proposal constitutes, or is reasonably likely to result in, a superior proposal.

The combination agreement also provides that each party, concurrently with the termination of the combination agreement in connection with a superior proposal and following payment of the termination fee described in the second paragraph under "—Termination Fees and Expense Reimbursement" below, may enter into an agreement with respect to an acquisition proposal if, prior to effecting that termination:

- the applicable shareholder approval required by the combination agreement has not yet been obtained;

- the party is in compliance with the "non-solicitation" provisions of the combination agreement;
- the board of directors of the party has determined in good faith, and, in the case of Molson, after considering the recommendation of the Molson independent committee, that the acquisition proposal constitutes a superior proposal after giving effect to all of the adjustments which may be offered by the other party as described below;
- the party has notified the other party in writing, at least five days in advance of termination, that it is considering terminating the combination agreement, specifying the material terms and conditions of the superior proposal and the identity of the person making the superior proposal and delivering the documentation described below; and
- during the five-day period referred to above, the terminating party has negotiated, and has made its financial and legal advisors available to negotiate, with the other party should the other party elect to make adjustments in the terms and conditions of the combination agreement so that, after giving effect to the adjustments, the acquisition proposal would no longer constitute a superior proposal.

The combination agreement defines a "superior proposal" as a bona fide written acquisition proposal with respect to a party that the board of directors of that party concludes in good faith, after consultation with financial advisors and outside legal counsel, and taking into account all legal, financial, regulatory and other aspects of the proposal, is (i) more favorable, from a financial point of view, to the shareholders of the party receiving the proposal and (ii) fully financed or reasonably capable of being fully financed, reasonably likely to receive all necessary approvals on a timely basis and otherwise reasonably capable of being completed on a timely basis. For purposes of this definition, however, "acquisition proposal" has the meaning set forth above, except that the references in that definition to "any shares" instead will be deemed to be references to "a majority of all outstanding shares of each class" and references to "any material portion" instead will be deemed to be references to "all or substantially all."

Each party must notify the other within 24 hours if any inquiries, proposals or offers are received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, any of its representatives, indicating the name of the relevant person and the material terms and conditions of any proposals or offers and providing, within one business day of receipt, a copy of all documentation setting forth the terms of the inquiry, proposal or offer. Thereafter, the party must keep the other party informed, on a current basis, of the status and terms of those proposals or offers and the status of any related discussions or negotiations (including by delivering any further documentation of the type referred to above).

Conditions to Completion of the Merger Transaction

Molson's and Coors' obligations to complete the merger transaction are subject to conditions that must be satisfied or waived before the completion of the merger transaction, including:

- the approval of the Molson shareholders resolution by the Molson shareholders and the approval of the Coors share issuance and the Coors charter amendments by the Coors stockholders;
- receipt of interim and final orders approving the plan of arrangement from the Superior Court of Québec (the interim order has been obtained and is attached as Annex C) in form and terms reasonably acceptable to Coors and Molson, and those orders having not been set aside or modified in a manner unacceptable to Coors and Molson;
- receipt of orders required from the applicable Canadian securities regulatory authorities permitting the issuance and first resale of the Molson Coors common stock and exchangeable

shares issuable as part of the merger transaction and the Molson Coors common stock to be issued from time to time, in exchange for the exchangeable shares (for which Molson has applied);

- the absence of injunctions, orders or laws restraining, enjoining or making illegal the completion of the transactions contemplated by the combination agreement and plan of arrangement;
- receipt of necessary regulatory approvals;
- receipt of Toronto Stock Exchange's conditional approval for listing of the exchangeable shares and preferred shares (which has been obtained, subject to the filing of required documentation);
- receipt of New York Stock Exchange approval for listing of Molson Coors common stock (for which Coors has applied);
- availability of the exemption for the issuance of the shares of Molson Coors common stock to be issued under the arrangement from registration and qualification requirements under applicable U.S. federal and state securities laws;
- effectiveness of a registration statement registering shares of Molson Coors common stock issuable upon exchange of exchangeable shares (which Coors intends to file no later than the date of mailing this document);
- holders of no more than 5% of Molson's shares having exercised dissent rights in respect of the merger transaction;
- Coors' certificate of incorporation and bylaws having been amended and restated in accordance with the combination agreement; and
- the registration statement covering the exchange from time to time of exchangeable shares for shares of the corresponding class of Molson Coors common stock having become effective in accordance with the Securities Act of 1933, as amended (and no stop order suspending the effectiveness of that registration statement having been issued and remaining in effect). Coors intends to file this registration statement no later than the date of mailing this document.

Each party's obligation to effect the arrangement is subject to the satisfaction of the following additional conditions by the other party:

- the representations and warranties of the other party to the combination agreement (without giving effect to any materiality or material adverse effect qualification) being true and correct as of the closing date of the merger transaction (or other specified date), except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the other party;
- performance and compliance in all material respects with all agreements and covenants required by the combination agreement;
- the absence of any event or change which, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the other party; and
- the execution and delivery by the other party of the voting trust agreements referred to under "Governance and Management of Molson Coors—Other Governance Matters—Voting Trust Agreements Among Principal Shareholders" beginning on page 134.

Coors' obligations to complete the merger transaction are also subject to Molson having obtained and set aside funds in an amount sufficient to pay the Molson special dividend.

Molson's obligations to effect the arrangement are also subject to the satisfaction by Coors of the following additional conditions:

- the absence of any development that would (i) prevent the exchange of Molson shares for exchangeable shares by validly electing Canadian resident holders eligible to make that election from being treated as a tax deferred transaction for purposes of the *Income Tax Act* (Canada) or (ii) cause the exchangeable shares to be "foreign property" under the Income Tax Act (Canada);
- Molson shareholders generally having been permitted to effect a "safe-income-tuck-in" transaction described under "Elections Available to Molson Securityholders—Holding Company Alternative" beginning on page 173;
- Coors having executed and delivered a registration rights agreement for the benefit of parties to the voting trust agreements referred to below under "Governance and Management of Molson Coors—Other Governance Matters—Voting Trust Agreements Among Principal Shareholders" beginning on page 134;
- Coors having taken all actions necessary to cause the board of directors of Molson Coors to be constituted as described under "Governance and Management of Molson Coors—Board of Directors of Molson Coors" beginning on page 120; and
- Molson Coors Exchangeco not having been liquidated, dissolved or wound up and having remained solvent, and no bankruptcy, insolvency, receivership or similar proceeding having been commenced against Molson Coors Exchangeco.

Amendment and Waiver

Subject to applicable law and the interim order of the Superior Court of Québec, at any time prior to the effective time, Molson and Coors may amend the combination agreement by written agreement. However, after the Molson securityholders have approved the Molson shareholders resolution or the Coors stockholders have approved the Coors share issuance and the Coors charter amendments, no amendment requiring further approval by the securityholders of Molson shareholders or the Coors stockholders, as the case may be, may be effected without that further approval.

Termination

Molson and Coors may terminate the combination agreement by mutual agreement. In addition, either Molson or Coors may terminate the combination agreement prior to the effective time of the arrangement if any of the following occurs:

- the merger transaction is not completed on or before January 31, 2005, except that a party that is in breach of its obligations under the combination agreement may not have the right to terminate if its breach has resulted in the failure of the merger transaction to occur;
- any law is passed that makes the arrangement illegal or otherwise prohibited or a governmental authority in the United States or Canada issues a final, non-appealable order restraining, enjoining or otherwise prohibiting consummation of the merger transaction;
- the shareholders of Molson fail to approve the Molson shareholders resolution, or the stockholders of Coors fail to approve the Coors share issuance and the Coors charter amendments;
- the other party breaches a representation, warranty, covenant or agreement in the combination agreement so that the conditions to complete the arrangement are incapable of being satisfied on or before January 31, 2005;

- the other party withdraws, modifies or qualifies the recommendation of its board of directors in favor of the transactions contemplated by the combination agreement; or
- the other party intentionally and materially breaches the "non-solicitation" provisions of the combination agreement or its obligation to convene its stockholder meeting.

Either party may also terminate the combination agreement if all of the following occur:

- that party has received a superior proposal, as described above under "—Covenants Regarding Non-Solicitation";
- that party has provided the other party with written notice of the superior proposal in accordance with the combination agreement;
- at least five days following receipt by the other party of notice of the superior proposal, and after taking into account any revised proposal made by the other party during the five-day period, the board of directors of the terminating party has determined in good faith that the superior proposal remains a superior proposal that the board of directors has determined to accept;
- that party is in compliance with the "non-solicitation" covenants in the combination agreement; and
- immediately prior to the termination of the combination agreement, that party pays to the other party the termination fee described below.

In the event of termination of the combination agreement, the obligations of Molson and Coors will terminate, except for the provisions relating to confidentiality, fees and expenses and termination of the combination agreement. Except for the foregoing, there will be no liability on the part of either Molson or Coors upon termination of the combination agreement except for liabilities or damages arising from a willful or intentional breach of the combination agreement.

Termination Fees and Expense Reimbursement

Each of Molson and Coors (referred to in this section entitled "Termination Fees and Expense Reimbursement" as the "paying party") must reimburse all of the other party's out-of-pocket fees and expenses (up to U.S.$15,000,000) in cash if:

- the other party terminates the combination agreement because of a withdrawal, modification or qualification of the recommendation of the board of directors of the paying party in favor of the transactions contemplated by the combination agreement, provided that the full termination fee will be payable in lieu of expenses in the circumstances described in the first bullet under the next paragraph;
- the other party terminates the combination agreement because of an intentional and material breach by the paying party of the "non-solicitation" provisions of the combination agreement or its obligation to convene its special meeting of securityholders;
- Molson or Coors terminates the combination agreement because the arrangement has not been completed on or before January 31, 2005 and an acquisition proposal has been announced or otherwise communicated to the shareholders of the paying party prior to the termination of the combination agreement;
- Molson or Coors terminates the combination agreement because the securityholders of the paying party have failed to approve the proposals relating to the merger transaction and an acquisition proposal has been announced or otherwise communicated to the shareholders of the paying party prior to the termination of the combination agreement; or

- the other party terminates the combination agreement because of an uncured breach of a representation, warranty, covenant or agreement in the combination agreement by the paying party so that the closing conditions are incapable of being satisfied on or before January 31, 2005 and an acquisition proposal has been announced or otherwise communicated to the shareholders of the paying party prior to the termination of the combination agreement.

The paying party must pay the other party a termination fee of U.S.$75,000,000 in cash if:

- the other party terminates the combination agreement in the circumstances described in the first bullet of the previous paragraph and prior to the termination the board of directors of the paying party has withdrawn, modified or qualified its recommendation of the transaction as a result of an acquisition proposal received by the paying party or publicly announced or otherwise communicated to the paying party or its shareholders, or
- the paying party terminates the combination agreement to accept a superior proposal, as described above.

In addition, following a termination described in the third, fourth or fifth bullets of the first paragraph of this section "Termination Fees and Expense Reimbursement", the paying party must pay the other party an amount in cash equal to the amount by which (i) the termination fee of U.S.$75,000,000 exceeds (ii) the expenses of the other party reimbursed by the paying party if an acquisition proposal with respect to the paying party is completed within 12 months of termination.

Voting Agreements

This section of the document describes the material provisions of the voting agreements but does not purport to describe all of the terms of those agreements. You should read the complete text of the voting agreements, which are attached as Annexes K and L to this document and incorporated into this document by reference in conjunction with the following summary. We urge you to read the full text of the voting agreements because they are the legal documents that govern the voting of shares held by specified significant shareholders of Molson and Coors.

Each of Peter H. Coors, individually, and in his capacity as trustee of the Coors Trust, and Keystone Financing LLC has entered into a voting agreement in favor of Molson and Pentland covering all of the shares of Coors common stock beneficially owned by each of them (collectively 1,260,000 shares of Coors Class A common stock, representing 100% of the issued and outstanding shares of Coors Class A common stock and 10,861,374 shares of Coors Class B common stock representing approximately 30.9% of the shares of Coors Class B common stock issued and outstanding as of the record date). In addition, Pentland has entered into a voting agreement in favor of Coors and the Coors Trust covering all of the Molson shares that it beneficially owns (10,018,000 Molson Class B common shares, representing approximately 50.1% of the Molson Class B common shares issued and outstanding as of the record date).

Under the voting agreements, each shareholder has agreed, among other things, to vote all shares covered by the agreement:

- in favor of the transactions contemplated by the combination agreement;
- against any action or agreement likely to result in (1) any conditions to the obligations of Molson or Coors, as the case may be, under the combination agreement not being fulfilled or (2) a breach of any representation, warranty, covenant or agreement of Molson or Coors, as the case may be, under the combination agreement;
- against any acquisition proposal;

- against any amendments to the organizational documents of Molson or Coors, as the case may be, other than those expressly contemplated in the combination agreement; and
- against any other action or agreement that is intended, or would reasonably be expected, to impede, interfere with, delay or postpone the transactions contemplated by the combination agreement.

Under the voting agreements, these shareholders also have agreed, except as expressly set forth in the applicable voting agreement, not to:

- transfer any or all of their respective shares prior to the completion of the merger transaction or the termination of the combination agreement;
- solicit, encourage, initiate or knowingly facilitate any acquisition proposal, engage in discussions with respect to an acquisition proposal or furnish any non-public information with respect to any acquisition proposal; or
- participate in any claims against Molson or Coors, as the case may be, in respect of the transactions contemplated by the combination agreement.

In addition, Pentland has agreed not to exercise dissent rights with respect to the plan of arrangement.

The voting agreements will terminate upon the first to occur of the completion of the merger transaction or the termination of the combination agreement.

Fees and Expenses

Whether or not the merger transaction is completed, all costs and expenses incurred in connection with the merger transaction will be paid by the party incurring the expense, except as otherwise provided in the combination agreement and except that all expenses and fees incurred in connection with the filing, printing and mailing of this document will be shared equally by Coors and Molson.

Governance and Management of Molson Coors

This section of the document describes the material governance and management arrangements that will apply to Molson Coors upon completion of the merger transaction. You should read the complete text of the restated certificate of incorporation and bylaws of Molson Coors to become effective upon completion of the merger transaction, which are attached as Annexes G and H to this document, respectively, in conjunction with this summary. We urge you to read the full text of the proposed amended and restated certificate of incorporation and bylaws of Molson Coors because they are the legal documents that will govern Molson Coors after the merger transaction. A summary of the material differences between the proposed amended and restated certificate of incorporation and bylaws of Molson Coors and the existing certificate of incorporation and bylaws of Coors is set forth below under "Amendment to Coors' Certificate of Incorporation and Bylaws".

Board of Directors of Molson Coors

The combination agreement provides that the Molson Coors board of directors will be comprised of 15 directors upon completion of the merger transaction:

- 12 directors will be elected by the holders of Molson Coors Class A common stock and the special Class A voting stock (the votes of which are directed by holders of Class A exchangeable shares of Molson Coors Exchangeco), voting together as a single class; and

- three directors will be elected by the holders of the Molson Coors Class B common stock and the special Class B voting stock (the votes of which are directed by holders of Class B exchangeable shares of Molson Coors Exchangeco), voting together as a single class.

The Molson Coors certificate of incorporation and bylaws will provide that the board of directors may change the size of the board by vote of at least two-thirds of the authorized number of directors (including vacancies), except that (1) any decrease in the number of directors below 15 must be approved by holders representing a majority of the voting power of Molson Coors Class A common stock and special Class A voting stock, voting together as a single class, and (2) any increase in the number of directors must be by a number divisible by three.

The Molson Coors certificate of incorporation will contain provisions that are intended to ensure that at all times a majority of the directors must be independent. The Molson Coors certificate of incorporation will define an independent director as any director who is independent of the management of Molson Coors and is free from any interest and any business or other relationship (other than interests or relationships arising from ownership of shares of Molson Coors stock) which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of Molson Coors.

We currently anticipate that the following individuals will serve on the initial Molson Coors board of directors:

Class A Directors

Name	Age	Business Experience, Public Company Directorships Held
Francesco Bellini	56	Dr. Bellini has been a board member of Molson since 1997 serving on the audit and finance committee, the environment, health and safety committee and the human resources and pension fund committee. He has served on boards of various public and private companies. Dr. Bellini has been chairman and chief executive officer

Name	Age	Business Experience, Public Company Directorships Held
		of Neurochem Inc., a leading Canadian biopharmaceutical company, since 2002. He is also chairman of Picchio Pharma Inc., Innodia Inc., Adaltis Inc., and ViroChem Pharma Inc., all biopharmaceutical companies. A pioneer in the Canadian biopharmaceutical industry, he was chairman & chief executive officer, as well as co-founder of Biochem Pharma (now Shire-Biochem) from 1986 to 2001. Graduate of the University of New Brunswick with a Ph.D. in 1977, he has authored or co-authored more than twenty patents over his 20-year career as a research scientist.
Peter H. Coors	57	Mr. Coors has been chairman of the boards of directors of Coors and Coors Brewing Company since 2002. He was chief executive officer of Coors from May 2000 to July 2002 and of Coors Brewing Company from December 1992 to May 2000. He has been a director of Coors and Coors Brewing Company since 1973. Prior to 1993, he served as executive vice president and chairman of the brewing division of Coors, before it was organized as Coors Brewing Company. He served as interim treasurer and chief financial officer of Coors from December 1993 to February 1995. He also has served in a number of different executive and management positions for Coors Brewing Company. Since March 1996, he has been a director of U.S. Bancorp. He also has been a director of Energy Corp. of America since March 1996, and was appointed to the board of directors of H.J. Heinz & Co., a manufacturer and marketer of consumer food products, in 2001.
Melissa E. Coors	32	Ms. Coors has served in a variety of managerial positions with Coors Brewing Company since 1996 with emphasis on international markets. She has served as Caribbean area manager developing strategic annual business plans for the Caribbean markets, business development manager with emphasis on growth in profit and market share in key Coors Brewing Company markets, and assistant brand manager for Coors Light, managing Coors' development and implementation of marketing strategy for the Hispanic market. She earned an MBA from the University of Denver in Marketing and holds a B.S. degree from Georgetown University in Foreign Service, Latin American Studies.
Franklin W. Hobbs	57	Mr. Hobbs was appointed a director of Coors and Coors Brewing Company in 2001 and is a member of the audit committee and the compensation and human resources and pension plan committee. He graduated from Harvard College and Harvard Business School and joined the investment bank, Dillon, Read & Co. Inc., in 1972. He served in roles of increasing responsibility at the firm and was chief executive officer from 1994 to 1997 when the firm was merged into the firm that subsequently became UBS. He was chairman of the investment banking division of UBS from 1999 to 2000 and subsequently became chief executive officer of the investment bank Houlihan Lokey Howard & Zukin from 2002 to 2003. He also serves on the board of directors of Lord Abbett Group of Mutual Funds, the board of overseers of Harvard College, and is president of the board of trustees at Milton Academy.

Name	Age	Business Experience, Public Company Directorships Held
W. Leo Kiely III	57	Mr. Kiely was appointed chief executive officer of Coors in July 2002 and has served as chief executive officer of Coors Brewing Company since May 2000. He served as president and chief operating officer of Coors Brewing Company from March 1993 to May 2000. He has been a director of Coors and Coors Brewing Company since August 1998. Prior to joining Coors Brewing Company, he held executive positions with Frito-Lay, Inc., a subsidiary of PepsiCo.
Eric H. Molson	67	Mr. Molson has been a director of Molson since 1974 and has served as chairman of the board of Molson since 1988. He is also chancellor of Concordia University and a director of the Montréal General Hospital Corporation and Foundation, the Canadian Irish Studies Foundation and Vie des Arts. Mr. Molson received an Arts Baccalaureate (A.B.) with Honors in Chemistry from Princeton University. He earned a Master Brewer Certificate from the United States Brewers Academy and subsequently studied economics at the McGill Graduate School.
Andrew T. Molson	36	Mr. Molson has been with National Public Relations since 1997. One of his mandates with National Public Relations involved acting as the director of communications of the Montréal Exchange during the restructuring of the Canadian exchanges in 1999. Mr. Molson became a member of the Québec bar in 1994 and holds a law degree from Laval University, a B.A. from Princeton University and a Masters in corporate governance and ethics from the University of London (Birkbeck College). In 2003, he was elected fellow and professional administrator of the Institute of Chartered Secretaries and Administrators. Mr. Molson is the vice president of the Molson Foundation and a director of the McCord Museum, the Montréal Fluency Centre and the Ste-Justine Hospital Foundation.
David P. O'Brien	63	Mr. O'Brien has been a director of Molson since 2002 and is a member of the human resources and pension fund committee and the corporate governance committee. Mr. O'Brien has been chairman of the board of directors of EnCana Corporation, an oil and gas company, since April 2002. He was chairman of the board of directors and chief executive officer of PanCanadian Energy Corporation from October 2001 to April 2002 and, before that, he had been chairman of PanCanadian since 1991. Mr. O'Brien was chairman of the board of directors, president and chief executive officer of Canadian Pacific Limited, an energy, hotels and transportation company, from May 1996 to October 2001. He is also chairman of Royal Bank of Canada and a director of Inco Limited, Fairmont Hotels & Resorts and Transcanada Pipelines Limited. In addition, he is a director of the C.D. Howe Institute, a research and educational institution.

Name	Age	Business Experience, Public Company Directorships Held
Daniel J. O'Neill	52	Mr. O'Neill has been president and chief executive officer of Molson since June 2000. He joined the organization as executive vice president and chief operating officer, North American brewing in 1999 and has served as a director since that time. He had been executive vice president of H.J. Heinz & Co., and served as president and chief executive officer of Star-Kist Foods. He was a director of H.J. Heinz from January 1998 to March 1999. Mr. O'Neill was the president of Campbell Soup Company from March 1994 to December 1997. He joined Campbell Soup after an international career spanning five countries and three continents working with S.C. Johnson, a consumer products company. He received an M.B.A. degree from Queen's University in 1976.
Pamela Patsley	47	Ms. Patsley has served as a director of both Coors and Coors Brewing Company since November 1996. She chairs the audit committee and formerly served as a member of the compensation and human resources committee. She is senior executive vice president of First Data Corporation and president of First Data International, responsible for all operations outside the United States in First Data's card issuing and merchant services businesses. Prior to joining First Data, she served as president and chief executive officer of Paymentech and was a founding director of the company. She was a founding officer in 1985 of the financial institution First USA, Inc. and served as chief financial officer of its parent company from 1987 to 1994. Prior to 1985, she was with KPMG Peat Marwick for six years. She also serves on the board of directors of Texas Instruments Incorporated as a member of the audit and the stockholder relations and public policy committees and as a director of Pegasus Solutions, Inc., serving on the audit and the governance committees.
H. Sanford Riley	53	Mr. Riley has been a director of Molson since 1999, and serves as chairman of the audit and finance committee and is a member of the human resources and pension fund committee. Mr. Riley is president and chief executive officer of Richardson Financial Group, a specialized financial service company. Between 1992 and 2001, he served as president and chief executive officer of Investors Group Inc., a personal financial services organization, retiring as chairman in 2002. Mr. Riley currently serves as a director of the North West Company and James Richardson International Co. His community affiliations include serving as past chairman of the Manitoba Business Council and chancellor of the University of Winnipeg. He obtained a B.A. from Queen's University and an LL.B. from Osgoode Hall Law School.

Name	Age	Business Experience, Public Company Directorships Held
Albert C. Yates.......	62	Dr. Yates has served as a director of Coors and Coors Brewing Company since August 1998. He was appointed chairman of the compensation and human resources committee in November 2001. He was a committee member prior to his appointment as chair and also served as a member of the audit committee. He retired after 12 years as president of Colorado State University in Fort Collins, Colorado in June 2003. He was also a chancellor of the Colorado State University System until October 2003, and is a former member of the board of the Federal Reserve Board of Kansas City-Denver Branch and the board of directors of First Interstate Bank. He currently serves as a director of StarTek, Inc., a publicly-traded company engaged in business outsourcing services, chairs the board of directors of Centennial Bank of the West and is a member of the advisory board of the Janus Funds.
Class B Directors		
John E. Cleghorn	63	Mr. Cleghorn has been a director of Molson since 2003 and serves on the human resources and pension fund committee and the corporate governance committee. Mr. Cleghorn is chairman of the board of directors of SNC-Lavalin Group Inc., an international engineering and construction firm. He is the retired chairman of the board of directors and chief executive officer of Royal Bank of Canada. He held that position from 1995 until his retirement in July 2001. He is also a director of Canadian Pacific Railway, Finning International, a distributor of large-scale machinery and equipment, and both Nortel Networks Limited and Nortel Networks Corporation, communications companies. He graduated with a B.Comm. from McGill University and is an officer of the Order of Canada and a fellow of the Institute of Chartered Accountants in Ontario and Québec.
Charles M. Herington ..	44	Mr. Herington joined the boards of both Coors and Coors Brewing Company in February 2003. He was appointed as a member of the compensation and human resources committee in May 2003. Since 1999 he has been president and chief executive officer of America Online Latin America. Prior to joining AOL Latin America, he served as president of Revlon Latin America. From 1990 to 1997, Mr. Herington held various executive positions with PepsiCo Restaurants International, serving most recently, from 1995 to 1997, as regional vice president of Kentucky Fried Chicken, Pizza Hut, Taco Bell of South America, Central America and the Caribbean. He also held several high level positions in management and marketing with Procter & Gamble, a consumer products company, in Canada, Puerto Rico and Mexico during the 10 years prior to his association with PepsiCo. He is also director of NII Holdings, Inc. (formerly known as Nextel International), a telecommunications company.

The third initial Class B Director has not yet been chosen and will be an independent director designated by Molson and Coors prior to the completion of the merger transaction.

There are no family relationships among any of the directors or principal officers other than Mr. Peter H. Coors and Ms. Melissa E. Coors, who are father and daughter and Messrs. Eric and Andrew Molson, who are father and son.

Nomination of Molson Coors Director Candidates; Removal of Directors

Nomination of Molson Coors Directors

Molson Coors' certificate of incorporation will provide that nominees for election to the Molson Coors board of directors will be selected by the board of directors, a nominating committee or one of two nominating subcommittees, as follows:

- The Class A-M nominating subcommittee will nominate five candidates to stand for election by the holders of Molson Coors Class A common stock and the special Class A voting stock. In this document we refer to the directors elected according to this nomination process, together with the directors listed under the caption "Class A Directors" above that are currently members of the Molson board of directors, as Molson directors. The Class A-M nominating subcommittee must exercise this nominating power to ensure that at all times a majority of the Molson directors are independent.
- The Class A-C nominating subcommittee will nominate five candidates to stand for election by the holders of Molson Coors Class A common stock and the special Class A voting stock. In this document we refer to the directors elected according to this nomination process, together with the directors listed under the caption "Class A Directors" above that are currently members of the Coors board of directors, as Coors directors. The Class A-C nominating subcommittee must exercise this nominating power to ensure that at all times a majority of the Coors directors are independent.
- The full nominating committee will nominate two candidates meeting the qualifications described below to stand for election by the holders of Molson Coors Class A common stock and the special Class A voting stock.
- The board of directors will nominate three independent candidates to stand for election by the holders of Molson Coors Class B common stock and the special Class B voting stock.

Class A-M and A-C Nominating Subcommittees. The Class A-M nominating subcommittee initially will be comprised of Eric H. Molson and Andrew Molson, and the Class A-C nominating subcommittee initially will be comprised of Peter H. Coors and Melissa E. Coors. If a vacancy arises on the Class A-M nominating subcommittee, then the vacancy will be filled by either (1) the remaining member of the subcommittee or (2) if there is no remaining member, Pentland, as the initial representative of the Molson family beneficiaries under the voting trust agreements referred to below (or, if Pentland ceases to act as representative, then the Molson representative then serving under the voting trust agreements). Vacancies on the Class A-C nominating subcommittee will be filled by either (1) the remaining member of the subcommittee or (2) if there is no remaining member, the Coors Trust, as the initial representative of the Coors family beneficiaries under the voting trust agreements referred to below (or, if the Coors Trust ceases to act as representative then the Coors representative then serving under the voting trust agreements). The process of selecting family representatives under the voting trust agreements is further discussed below under "—Other Governance Matters—Voting Trust Agreements Among Principal Shareholders".

The Class A-M nominating subcommittee will fill vacancies caused by the removal, resignation, retirement or death of a Molson director and fill newly created seats designated to be filled by Molson directors, and the Class A-C nominating subcommittee will fill vacancies caused by the removal, resignation, retirement or death of a Coors director and fill newly created seats designated to be filled by Coors directors.

The Class A-M nominating subcommittee will cease to have the right to make nominations if Pentland and other Molson family shareholders from time to time party to the voting trust agreement cease to beneficially own, in the aggregate, a number of shares of Molson Coors common stock and exchangeable shares (as adjusted for any stock split, recapitalization, reclassification, reorganization or

similar transaction) equal to at least 2% of the aggregate number of shares of Molson Coors common stock and exchangeable shares outstanding on the date of the completion of the merger transaction, of which at least 825,000 shares must be Molson Coors Class A common stock and/or Class A exchangeable shares. Similarly, the Class A-C nominating subcommittee will cease to have the right to make nominations if the Coors Trust or the specified members of the Coors family who select the Coors family representative no longer beneficially own, in the aggregate, a number of shares of Molson Coors common stock and exchangeable shares (as adjusted for any stock split, recapitalization, reclassification, reorganization or similar transaction) equal to at least 3% of the aggregate number of shares of Molson Coors common stock and exchangeable shares outstanding on the date of the completion of the merger transaction, of which at least 825,000 shares must be Molson Coors Class A common stock and/or Class A exchangeable shares. In either case, if the applicable nominating subcommittee ceases to have the right to make nominations, then the subcommittee will be disbanded and independent directors (as that term is defined in the Molson Coors certificate of incorporation) will replace the subcommittee's members on the nominating committee.

Nominating Committee. The members of the Class A-M and Class A-C nominating subcommittees will serve on the nominating committee and will select another member of the board of directors who is independent to also serve on the nominating committee.

The full nominating committee will name two director nominees to stand for election by the holders of Molson Coors Class A common stock and the special Class A voting stock, who must be comprised of the following people, subject to the fiduciary duties of the committee:

- the chief executive officer of Molson Coors, initially W. Leo Kiely III; and
- Daniel J. O'Neill, or after he ceases to serve as vice chairman, synergies and integration of Molson Coors, a member of management approved by at least two-thirds of the authorized number of directors (including vacancies).

The nominating committee will also have the power to fill vacancies in the two director positions referred to above (with director candidates meeting the qualifications mentioned above).

Nominations by the Board of Directors. The full board of directors of Molson Coors will nominate three independent candidates to stand for election by the holders of Molson Coors Class B common stock and the special Class B voting stock and will have the power to fill corresponding vacancies.

Removal of Molson Coors Directors

The Molson Coors certificate of incorporation will provide that any director may be removed as follows:

- for cause, by a vote of the holders of a majority of the total votes entitled to be cast by the holders of all classes of stock of Molson Coors entitled to vote at an election of directors, voting together as a single class, or
- without cause, by a vote of the holders of a majority of the total votes entitled to be cast by the holders of the class or classes of stock that elected such director.

Other Board Matters

Chairman of the Molson Coors Board

Eric H. Molson will serve as the initial chairman of the Molson Coors board of directors. In that capacity, Mr. Molson will preside at all meetings of the board of directors and of the stockholders at which he is present.

Under the bylaws of Molson Coors, the Class A-C nominating subcommittee and the Class A-M nominating subcommittee will be alternately vested during succeeding biennial periods with the power

and authority to appoint a director to serve as the non-executive chairman of the Molson Coors board of directors and to remove any director then serving as chairman from that position (but not from his or her position as a director). Initially, during the first biennial period, which will begin at the completion of the merger transaction and end on the last day of the fiscal year in which W. Leo Kiely III ceases to serve as Molson Coors' chief executive officer, this power and authority will be vested in the Class A-M nominating subcommittee, and the initial non-executive chairman will be Eric H. Molson. The second biennial period will begin immediately following the last day of the first biennial period and end on the third annual meeting of Molson Coors stockholders held subsequent to the first biennial period. After the second biennial period, each subsequent biennial period will begin immediately following the last day of the previous biennial period and will end on the date of the second annual meeting of stockholders held subsequent to the previous biennial period.

Committees of the Board of Directors

The Molson Coors bylaws will provide for an audit committee of the board of directors and a compensation committee of the board of directors (in addition to the nominating committee described above). The members of the audit committee will meet the applicable independence and financial literacy requirements of the New York Stock Exchange and the SEC. The board of directors may form other committees from time to time with the approval of at least two-thirds of the authorized number of directors (including vacancies), unless the creation of a committee is required under applicable law or applicable rules of a securities exchange or quotation system, in which case a majority vote is sufficient. The combination agreement also provides that Molson and Coors may agree to constitute additional committees prior to completion of the merger transaction.

Stockholder Nominations of Molson Coors Directors and Other Stockholder Proposals

The Molson Coors bylaws will provide that a stockholder may nominate persons to stand for election to the board of directors at an annual meeting of stockholders and, in the case of the Class A shareholders, may propose other proper business to be considered by the stockholders at an annual meeting of stockholders. In each case, stockholders must comply with the following procedures prior to making nominations or proposing business:

- The stockholder must be entitled to vote at the meeting with respect to the matter and be a stockholder of record of the relevant class of stock at the time notice of the matter is delivered to the secretary of Molson Coors.
- The stockholder must give notice of the nomination or business to be considered to the secretary of Molson Coors not less than 90 nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. In the case of the first annual meeting after completion of the merger transaction (which we expect to be the 2005 annual meeting) or if an annual meeting is advanced by more than 20 days, or delayed by more than 90 days from the anniversary date, the stockholder must give notice not earlier than 120 days prior to the annual meeting and no later than the close of business on the later of 90 days prior to the annual meeting or the tenth day following the day on which a public announcement of the date of the meeting is first made.
- The notice must set forth:
  - as to each director nominee, all information that is required to be disclosed in a proxy solicitation for election of directors under applicable law, including a written consent from the nominee to serve as a director if elected;
  - as to any business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for

conducting the business at the meeting and any material interest in the business of the stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and

- as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (1) name and address of the stockholder on Molson Coors' books, (2) the name and address of the beneficial owner, if any, and (3) the class and number of shares of owned beneficially and the number and class of shares owned of record.

The Molson Coors bylaws will also provide that stockholders of record holding at least 50% of the voting power entitled to vote for a majority of directors may make a proposal of business at an annual meeting of stockholders without complying with these notice procedures. Immediately after the completion of the merger transaction, Pentland and Coors Trust would be able to meet this 50% threshold as a group.

Officers of Molson Coors

In the combination agreement, Molson and Coors have agreed that, upon completion of the merger transaction, the following persons will hold the officer positions at Molson Coors set forth opposite their names:

Name	Age	Office and Business Experience
W. Leo Kiely III	57	*President and Chief Executive Officer.* Mr. Kiely was appointed chief executive officer of Coors in July 2002 and has served as chief executive officer of Coors Brewing Company since May 2000. He served as president and chief operating officer of Coors Brewing Company from March 1993 to May 2000. He has been a director of Coors and Coors Brewing Company since August 1998. Prior to joining Coors Brewing Company, he held executive positions with Frito-Lay, Inc., a subsidiary of PepsiCo.
Daniel J. O'Neill	52	*Vice Chairman, Synergies and Integration.* Mr. O'Neill has been president and chief executive officer of Molson since June 2000. He joined the organization as executive vice president and chief operating officer, North American brewing in 1999. He had been executive vice president of H.J. Heinz & Co. and served as president and chief executive officer of Star-Kist Foods. He was a director of H.J. Heinz from January 1998 to March 1999. Mr. O'Neill was the president of Campbell Soup Company from March 1994 to December 1997. He joined Campbell Soup after an international career spanning five countries and three continents working with SC Johnson, a consumer products company. He received an M.B.A. degree from Queen's University in 1976.
Timothy V. Wolf	51	*Global Chief Financial Officer.* Mr. Wolf serves as vice president and chief financial officer of Coors and chief financial officer (global) of Coors Brewing Company. Prior to joining the company in 1995, he served as senior vice president of planning and human resources for Hyatt Hotels Corporation from 1993 to 1994 and in several executive positions for The Walt Disney Company, including vice president, controller and chief accounting officer, from 1989 to 1993. Prior to his experience at Disney, he spent 10 years in various senior financial planning, strategy and control roles at PepsiCo. He currently serves on various non-profit boards.

Name	Age	Office and Business Experience
Kevin Boyce	49	*President and Chief Executive Officer, Molson Canada.* Mr. Boyce joined Molson in April 2004 as president and chief operating officer, North America after a career spanning almost 20 years with Unilever, a consumer products company, in several positions, including most recently president and chief executive officer, Unilever Cosmetics International from 2003, president and chief executive officer. Unilever Canada from May 2000 to October 2003, and president of Good Humor Breyer's ice cream division of Unilever prior to that.
Robert Coallier	44	*Global Chief Business Development Officer.* Mr. Coallier was appointed executive vice president, corporate strategy and international operations of Molson in June 2004. Prior to that date, he was executive vice president of Molson and president and chief executive officer of Cervejarias Kaiser Brasil S.A. as well as executive vice president and chief financial officer of Molson from May 2000 to July 2002. Prior to joining Molson, he was chief financial officer of C-MAC Industries, an electronics manufacturer. He is also a director, the chairman of the audit committee and a member of the corporate governance committee of Quebecor World Inc., a commercial printing corporation.
Peter M. R. Kendall . . .	58	*President and Chief Executive Officer, Coors Brewers Limited.* Mr. Kendall joined Coors in January 1998 as senior vice president and chief international officer of Coors Brewing Company. In 2002, he was appointed chief executive officer of Coors Brewers Limited, Coors' principal UK subsidiary, and is also a vice president of Coors. Before joining Coors Brewing Company, he was executive vice president of operations and finance for Sola International, Inc., a manufacturer and marketer of eyeglass lenses in Menlo Park, California. From 1995 to 1996, he was president of International Book Operations for McGraw Hill Companies. From 1981-1994, he worked in leadership positions for Pepsi International, PepsiCo and PepsiCo Wines and Spirits. Prior to working for PepsiCo, he spent six years at McKinsey & Co., a management consulting firm.
Robert D. Klugman . . .	56	*Global Chief Strategy Officer.* Mr. Klugman is chief strategy officer (global) for Coors and Coors Brewing Company and a vice president of Coors. From May 1994 to 2003 he served as senior vice president of corporate development of Coors Brewing Company. He served as chief international officer, following the acquisition of Coors Brewers Limited. Prior to that, he was vice president of brand marketing, and also served as vice president of international, development and marketing services. Before joining Coors, he was a vice president of client services at Leo Burnett USA, a Chicago-based advertising agency.

Name	Age	Office and Business Experience
Sylvia Morin	50	*Global Chief Corporate Affairs Officer.* Ms. Morin is Molson's senior vice president, corporate affairs. Prior to June 24, 2002 when she joined Molson, she was vice president, corporate communications, at BCE Emergis, a leading provider of e-commerce services, and, from May 1999 to June 2000, director, corporate communications at Bell Nexxia, an owner and operator of fiber optic networks and, from 1998 to 1999, director, corporate communications at Teleglobe Inc., a wholesale provider of telecommunications.
Cathy Noonan	48	*Global Chief Synergies Officer.* Ms. Noonan is Molson's senior vice president, global costs. Prior to July 19, 1999 when she joined Molson, she was senior vice president, planning of Hudson's Bay Company, Canada's largest department store retailer, and, from 1996 to 1998, she was vice-president, logistics for Maple Leaf Meats, a meat products company.
Robert M. Reese	54	*Global Chief Legal Officer.* Mr. Reese joined Coors in December 2001 as vice president and general counsel. He currently serves as chief legal officer (global) of Coors and Coors Brewing Company. Prior to joining Coors, he was associated with Hershey Foods Corporation from 1978 to 2001, serving most recently as senior vice president of public affairs, general counsel and secretary.
Mara E. Swan	44	*Global Chief People Officer.* Ms. Swan was appointed chief people officer (global) of Coors and Coors Brewing Company in March 2002. She joined Coors Brewing Company in November 1994 as a director of human resources responsible for the sales and marketing area and most recently was vice president, human resources. Prior to that, she worked for 11 years at Miller Brewing Company in Milwaukee where she held various positions in human resources.
Peter Swinburn	51	*President and Chief Executive Officer, Coors Brewing Worldwide.* Mr. Swinburn was appointed president of Coors Brewing Worldwide, a division of Coors Brewing Company, in May 2003. He previously served as chief operating officer of Coors Brewers Limited from Coors' acquisition of Coors Brewers Limited in February 2002 until May 2003. Prior to Coors' acquiring Coors Brewers Limited, Mr. Swinburn was sales director for Bass Brewers (the predecessor entity) from 1994 to 2002.
Fernando Tigre	60	*President and Chief Executive Officer, Cervejarias Kaiser Brasil S.A.* Mr. Tigre was appointed president and chief executive officer of Cervejarias Kaiser Brand S.A. on July 1, 2004. Prior to that date, he had been a director of Camargo Correa, parent company of São Paolo Alpargatas, a major shoe and textile manufacturer in Brazil, where he was president from 1997 to 2003. Prior to 1997, he was president of Jari Cellulose, a pulp and paper company in Brazil and also held positions with Alcoa, Westinghouse and GE in Brazil.

Name	Age	Office and Business Experience
Gregory L. Wade	56	*Global Chief Technical Officer.* Mr. Wade is Molson's senior vice president, quality brewing. Prior to March 26, 2001, when he joined Molson, he was corporate vice president and vice president, R&D/QA/ engineering/safety and purchasing, with Vlasic Foods International, and from 1996 to 1998, was senior director, R&D/QA international grocery division for Campbell Soup Company.
Ronald A. Tryggestad . .	48	*Chief Accounting Officer.* Mr. Tryggestad was named vice president and controller of Coors Brewing Company and controller of Coors in May 2001. He joined Coors in December 1997 as the director of tax. Prior to joining Coors Brewing Company, he was with Total Petroleum Inc. from 1994 to 1997, serving there as director of tax and internal audit. He also worked for Shell Oil Company from 1990 through 1993, and Price Waterhouse from 1982 through 1989.

Appointment and Removal of Officers

The board of directors has the authority to elect and remove a chief financial officer and a chief legal officer of Molson Coors by a majority vote. The board of directors also has the authority, by a vote of at least two-thirds of the authorized number of directors (including vacancies), to elect a vice chairman or vice chairmen, and to remove any vice chairman by a majority vote. A vice chairman must also be a director. Initially, Daniel J. O'Neill will be the vice chairman, synergies and integration. The chief executive officer may appoint any officer other than a vice chairman, a chief financial officer and a chief legal officer. Any officer appointed by the chief executive officer may be removed with or without cause by the chief executive officer at any time. The appointment or removal of the chief executive officer generally can only be made by a vote of at least two-thirds of the authorized number of directors (including vacancies). Notwithstanding this two-thirds vote requirement, if the appointment or removal of a chief executive officer is proposed but fails to obtain the necessary vote, then the proposed action will be referred to a committee of the board of directors composed of all of the directors who are independent directors, as defined in the restated certificate of incorporation of Molson Coors, and if at least two-thirds of the members of that committee vote to approve the action, the action may be taken notwithstanding the failure to obtain that two-thirds vote. The board of directors may not revoke, cancel, amend or limit that committee action without a vote of at least two-thirds of the authorized number of directors (including vacancies).

Supermajority Board Approval Requirement

The Molson Coors bylaws will provide that the following specified governance actions cannot be taken by Molson Coors, except with the vote of at least two-thirds of the authorized number of directors (including vacancies):

- except as described above under "—Nomination of Molson Coors Director Candidates; Removal of Directors" and "—Other Board Matters," the creation of and changes to committees of the board of directors and, except as described under "—Officers of Molson Coors—Appointment and Removal of Officers" above, the assignment of directors to committees of the board of directors and the removal of members of these committees. A majority vote, however, will be sufficient if an action is required under applicable law or the rules of any applicable securities exchange or quotation system;
- the removal and appointment and any material change in the salary, incentive plans and other forms of compensation of the Molson Coors chief executive officer. If, however, the action is proposed but fails to obtain the required two-thirds approval, the proposed action will be referred to a committee of all of the independent directors, and if at least two-thirds of the

members of that committee approves the action, the action may be taken. The board of directors may not revoke, cancel, amend or limit that committee action without a vote of at least two-thirds of the authorized number of directors (including vacancies);

- the nomination of persons to stand for election by the holders of the Molson Coors Class B common stock and the special Class B voting stock and the filling of any related vacancy;
- any increase or decrease in the number of members of the board of directors, except that (1) any decrease in the number of directors below 15 must also be approved by holders representing a majority of the Molson Coors Class A common stock and special Class A voting stock, voting together as a single class and (2) any increase in the number of directors must be made by a number divisible by three;
- any relocation of Molson Coors' executive offices or North American operational headquarters to locations outside of the greater metropolitan areas in which they are currently located;
- any amendment to the Molson Coors bylaws or the adoption of any bylaws by the board of directors;
- any approval or recommendation to the stockholders of any amendment to the Molson Coors certificate of incorporation;
- any declaration or payment of dividends. However, a majority vote will be sufficient for regular quarterly cash dividends payable consistent with past practice and in an amount no greater than the amount paid in the immediately preceding fiscal quarters; and
- entering into any transaction with any affiliate of Molson Coors or a family member of an affiliate (other than compensation of directors and salary and benefits to officers and employees in the ordinary course of business).

The Molson Coors bylaws will provide that the following transformational actions cannot be taken by Molson Coors, except with the vote of at least two-thirds of the authorized number of directors (including vacancies):

- any acquisition or disposition or any agreement to acquire or dispose of (a) any business or any corporation, partnership, association or other business organization or division or (b) any other assets or properties (other than the sale of inventory in the ordinary course of business), in any case either having an equity or enterprise value or a purchase price in excess of 15% of the total consolidated assets of Molson Coors;
- any sale, transfer or other disposition of any capital stock (or securities convertible into or exchangeable for capital stock) of either Molson or Coors Brewing Company or any of their respective successors to a third party (other than a wholly-owned subsidiary of Molson Coors);
- any sale, transfer or other disposition of all or substantially all of the assets of Molson or Coors Brewing Company or any of their respective successors;
- any issuance of shares of Molson Coors common stock or preferred stock (or any securities convertible, exchangeable or exercisable for that stock), other than any issuance (i) upon conversion, exchange or exercise of securities (including exchangeable shares) exchangeable or exercisable for shares of common stock or preferred stock or (ii) the issuance of Class B common stock under (a) an award granted under an employee benefit plan or (b) a registered public offering consisting solely of cash; and
- any adoption, approval or recommendation of any plan of complete or partial liquidation, merger or consolidation of Molson Coors.

Other Governance Matters

Stockholder Voting Rights

Molson Coors' certificate of incorporation and other ancillary agreements related to the merger transaction will provide the holders of Molson Coors Class B common stock and special Class B voting stock (the votes of which are directed by holders of Class B exchangeable shares), voting together as a single class, the right to elect three directors to the board of directors of Molson Coors and, under the limited circumstances described below, to vote on the removal of certain directors. Except in the limited circumstances provided in the certificate of incorporation, as described below, the right to vote for all other purposes will be vested exclusively in the holders of the Molson Coors Class A common stock and special Class A voting stock, voting together as a single class.

Molson Coors' certificate of incorporation, as described below, will require an affirmative vote of a majority of the votes entitled to be cast by the holders of the Molson Coors Class A common stock and special Class A voting stock, voting together as a single class, prior to the taking of certain actions, including:

- the issuance of any shares of Molson Coors Class A common stock (other than upon the conversion of Molson Coors Class B common stock under circumstances provided in the certificate of incorporation or the exchange or redemption of Class A exchangeable shares in accordance with the terms of those exchangeable shares) or securities (other than Molson Coors Class B common stock) convertible into or exercisable for Molson Coors Class A common stock;
- the issuance of a number of shares of Molson Coors Class B common stock (other than upon the conversion of Molson Coors Class A common stock under circumstances provided in the certificate of incorporation or the exchange or redemption of Class B exchangeable shares in accordance with the terms of those exchangeable shares) or securities (other than Molson Coors Class A common stock) that are convertible into or exercisable for a number of shares of Molson Coors Class B common stock, whether in a single transaction or series of related transactions, that is equal to or greater than 20% of the number of outstanding shares of Molson Coors Class B common stock before the issuance;
- the issuance of any preferred stock having any voting rights other than those expressly required by Delaware law;
- the sale, transfer or other disposition of any capital stock (or securities convertible into or exchangeable for capital stock) of Molson or Coors Brewing Company or any of their respective successors to third parties (other than a wholly-owned subsidiary of Molson Coors);
- the sale, transfer or other disposition of all or substantially all of the assets of Molson or Coors Brewing Company or any of their respective successors; and
- any decrease in the number of members of the Molson Coors board of directors to a number below 15.

The Molson Coors certificate of incorporation will also require the affirmative vote of the holders of a majority of the voting power of both the Class A common stock and special Class A voting stock, voting as a single class, and the Class B common stock and special Class B voting stock, voting as a single class, for:

- any agreement of merger that requires stockholder approval under Delaware law or a statutory share exchange (but only to the extent that Delaware law is amended to provide for such a statutory share exchange);
- any sale, lease or exchange of all or substantially all of the property and assets of Molson Coors (other than to or with any entity that is directly or indirectly wholly owned by Molson Coors) or any sale, lease or exchange of all or substantially all of the property and assets of any entity

(i) of which Molson Coors, directly or indirectly, has the power to direct the management and policies of the entity, whether through ownership of voting shares or interests, by contract or otherwise and (ii) whose shares or other interests held by Molson Coors constitute all or substantially all of the property and assets of Molson Coors;

- any proposal to dissolve Molson Coors or any proposal to revoke the dissolution of Molson Coors; and
- any amendment of the certificate of incorporation that requires stockholder approval under the certificate of incorporation or Delaware law and that would:
  - increase or decrease the aggregate number of the authorized shares of Class B common stock;
  - change the designation, preferences, limitations or relative rights of any shares of Class B common stock;
  - change the shares of all or part of the Class B common stock into a different number of shares of the same class;
  - increase the rights, preferences or number of authorized shares of any other class, or create a new class, that is equal or superior to Class B common stock with respect to distribution or dissolution rights;
  - other than in accordance with the provisions of the Molson Coors certificate of incorporation described under "Comparison of Shareholders' Rights—Conversion Rights and Coattails" and "Description of Molson Coors Capital Stock—Common Stock Conversion Rights—Coattail Conversion Rights", exchange or reclassify any shares of Class B common stock into shares of another class, or exchange, reclassify or create the right to exchange any shares of another class into shares of Class B common stock; or
  - limit or deny existing preemptive rights of, or cancel or otherwise affect rights to distributions or dividends that have accumulated but have not yet been declared on, any shares of Class B common stock.

Molson Coors' certificate of incorporation will also provide that the holders of Molson Coors Class A common stock and special Class A voting stock will have the ability to act by majority written consent. The holders of Molson Coors Class B common stock and special Class B voting stock will not be permitted to act by written consent.

Voting Trust Agreements Among Principal Shareholders

This section of the document describes the material provisions of the voting trust agreements with respect to the Class A common stock and Class A exchangeable shares to be held following the merger transaction by Pentland and the Coors Trust (and other members of the Molson or Coors families that may become parties to the agreements from time to time). A form of the voting trust agreement that will govern the Molson Coors Class A common stock is attached as Annex I. We urge you to read the full text of that form of agreement because the agreement will govern the voting decisions and transfer restrictions applicable to the shares of Molson Coors Class A common stock owned by the significant stockholders of Molson Coors following the merger transaction. Substantially identical voting arrangements and transfer restrictions applicable to the Class A exchangeable shares (and ancillary rights) will be reflected in a similar agreement to be entered into by Pentland and the Coors Trust with respect to the Class A exchangeable shares (and ancillary rights) to be owned by them following the merger transaction.

The Coors Trust, the sole holder of Coors Class A common stock, and Pentland, the principal holder of the Molson Class B common shares, will enter into voting trust agreements upon completion

of the merger transaction in order to combine their voting power over the Molson Coors Class A common stock and Class A exchangeable shares they will own upon completion of the merger transaction. The Coors Trust will deposit into the trust arrangements all of its shares of Molson Coors Class A common stock, or 33.3% of the pro forma voting power of the Molson Coors Class A common stock and special Class A voting stock. Pentland will deposit into the trust arrangements all of its Class A exchangeable shares, or 33.4% of the pro forma voting power of the Molson Coors Class A common stock and special Class A voting stock. These shares, together with any other shares deposited into the trust, will be voted as a block by the trustees as follows:

- All shares subject to the voting trust agreements will be voted in favor of director nominees that have been nominated by the nominating committee or the Class A-M or Class A-C nominating subcommittees, and against any other director nominees;
- If the representative of the Molson family beneficiaries under the voting trust agreements or the representative of the Coors family beneficiaries under the voting trust agreements so instructs the trustees, the trustees will vote all shares subject to the voting trust agreements in favor of the removal of a director nominated or appointed by the Class A-M nominating subcommittee or the Class A-C nominating subcommittee, respectively, from the board of directors; the trustees will otherwise vote all the shares against a removal of those directors; and
- Unless the representatives of both the Molson family beneficiaries under the voting trust agreements and the Coors family beneficiaries under the voting trust agreements instruct the trustees to vote otherwise, all shares subject to the voting trust agreements will be voted in accordance with the recommendation of the board of directors with respect to any other proposal to remove a director from the board of directors.
- With respect to all corporate matters other than those described above relating to the election and removal of directors and those described below relating to the exchangeable shares, all shares subject to the voting trust agreements will be voted against the approval of any matter unless the trustees receive instructions from the representatives of both the Molson family beneficiaries under the voting trust agreements and the Coors family beneficiaries under the voting trust agreements to vote in favor of the approval of the matter.
- If the holders of exchangeable shares (in their capacity as shareholders of Exchangeco and not in their capacity as indirect holders of voting rights with respect to Molson Coors) are required to vote on certain proposals that would materially adversely affect the terms of either class of exchangeable shares or modify or terminate the voting and exchange trust agreement described below under "Information Concerning Molson Coors Exchangeco—Description of Exchangeable Shares of Molson Coors Exchangeco," then the exchangeable shares will be voted against any proposal if the representative of the Molson family beneficiaries under the voting trust agreements has instructed the trustees to vote against the proposal (even if the representative has otherwise forfeited the right to provide instructions to the trustees as described below).

Each of the Molson and Coors shareholders party to the voting trust agreements will appoint a representative to act on behalf of the beneficiaries of their respective family groups. The representative of the Molson family beneficiaries under the voting trust agreements will forfeit the right to provide instructions to the trustees with respect to any of the above matters if Pentland and any other Molson family shareholders cease to beneficially own, in the aggregate, a number of shares of Molson Coors common stock and exchangeable shares (as adjusted for any stock split, recapitalization, reclassification, reorganization or similar transaction) equal to at least 2% of the total number of shares of Molson Coors common stock and exchangeable shares outstanding on the date of the completion of the merger transaction, of which at least 825,000 shares must be Molson Coors Class A common stock (and/or Class A exchangeable shares) subject to the voting trust agreements. Similarly, the representative of the Coors family beneficiaries under the voting trust agreements will forfeit the right to provide instructions

to the trustees with respect to the above matters if the Coors Trust and any other Coors family stockholders cease to beneficially own, in the aggregate, a number of shares of Molson Coors common stock and exchangeable shares (as adjusted for any stock split, recapitalization, reclassification, reorganization or similar transaction) equal to at least 3% of the total number of shares of Molson Coors common stock and exchangeable shares outstanding on the date of the completion of the merger transaction, of which at least 825,000 shares must be Molson Coors Class A common stock (and/or Class A exchangeable shares) subject to the voting trust agreements. In the event of a forfeiture by either family of the above rights, the trustee under the voting trust agreements will vote all shares at the direction of the representative of the other family acting on its own. If both families forfeit the above rights, the voting trust agreements will terminate.

The voting trust agreements will also contain restrictions on the transfer of the shares subject to the voting trust agreements. A Molson family beneficiary or Coors family beneficiary under the voting trust agreements may transfer its interest in shares subject to the voting trust agreements to any other beneficiary under the relevant voting trust agreements or to members of its family group, so long as the transferee is or becomes a party to the voting trust agreements with respect to the transferred shares. Shares subject to the voting trust agreements must be converted into shares of Molson Coors Class B common stock (or Class B exchangeable shares, as applicable) before they can be transferred to any persons that are not beneficiaries under the voting trust agreements or members of the Molson or Coors family groups. Any shares so converted will no longer be subject to the voting trust agreements.

The voting trust agreements will prohibit any Molson family beneficiary from transferring its interest in shares subject to the voting trust agreements to a third party (or converting these shares into shares of Molson Coors Class B common stock or Class B exchangeable shares) if the remaining shares subject to those agreements would constitute less than 50.1% of the aggregate voting power of the outstanding shares of Molson Coors Class A common stock and Class A exchangeable shares, unless prior to the proposed transfer or conversion, the number of shares of the Coors family beneficiaries subject to the voting trust agreement, is less than the number (as adjusted for any stock split, recapitalization, reclassification, reorganization or similar transactions) initially deposited by the Coors Trust into the voting trust.

Pentland is seeking an advance tax ruling with respect to depositing shares into a voting trust to the effect that such deposit does not constitute a disposition or deemed disposition for Canadian tax purposes. Molson, Coors, Pentland and the Coors Trust have agreed that if such ruling is not obtained, the parties will use commercially reasonable efforts to enter into other agreements or arrangements that preserve the fundamental elements of the proposed voting trust arrangements but that do not constitute a disposition or deemed disposition for Canadian tax purposes.

A Molson family beneficiary and a Coors family beneficiary under the voting trust agreements is also prohibited from transferring its interest in shares subject to the voting trust agreements if, as a result of the transfer, the right of holders of shares of Molson Coors Class B common stock or the right of holders of Class B exchangeable shares to convert into shares of Molson Coors Class A common stock or Class A exchangeable shares, respectively, in limited circumstances relating to specified offers which are not made to holders of Molson Coors Class B common stock or Class B exchangeable shares would be triggered. The trustee under these agreements is authorized, unless both family groups give instructions to the contrary, in the event of such specified offers, to deliver a notice providing Molson Coors with adequate assurances that the family groups will not participate in the specified offers. See "Description of the Molson Coors Capital Stock—Common Stock Conversion Rights—Coattail Conversion Rights".

Amendments to Coors' Certificate of Incorporation

This section of the document describes the material differences between the proposed restated certificate of incorporation of Molson Coors to become effective upon completion of the merger transaction and the current certificate of incorporation of Coors but does not purport to describe all of the differences between, or terms of, those documents. You should read the complete text of the proposed restated certificate of incorporation of Molson Coors, which is attached as Annex G to this document and incorporated into this document by reference in conjunction with the following summary.

The combination agreement requires that Coors amend and restate its certificate of incorporation at the completion of the merger transaction in the form attached to this document as Annex G. The amendments to Coors' certificate of incorporation that will be reflected in the restated certificate of incorporation of Molson Coors to be adopted upon completion of the merger transaction are summarized below.

Number of Shares of Authorized Capital Stock

An amendment is proposed to the existing Coors certificate of incorporation to increase the number of authorized shares of Molson Coors Class A common stock and Class B common stock to 500,000,000 for each class from 1,260,000 shares of Class A common stock and 200,000,000 shares of Class B common stock. The changes in the number of authorized Class A and Class B shares are necessary to accommodate the number of shares being issued in the merger transaction (including shares reserved for stock options held by Molson optionholders) or to be issued upon the exchange of exchangeable shares, a desire for flexibility for necessary corporate actions (including any stock splits in the future based on market conditions) and the fact that each class is convertible into the other class under specified circumstances, as described below under "—Conversion of Class A Common Stock" and "—Conversion of Class B Common Stock".

Voting Rights to Elect Directors

An amendment is proposed to the existing Coors certificate of incorporation to provide that holders of the Class B common stock and the special Class B voting stock, voting together as a class, will be entitled to elect three members of the Molson Coors board of directors while the Class A common stock and the special Class A voting stock, voting together as a class, will elect the remaining directors. The existing Coors certificate of incorporation provides that the holders of Class A common stock elect all of the directors.

Dividends

It is proposed that the existing Coors certificate of incorporation be amended to provide that no dividend may be declared or paid on the Class A common stock or Class B common stock unless an equal dividend is declared or paid on the Class B common stock or Class A common stock, as applicable. The existing certificate of incorporation of Coors provided that no dividend may be declared or paid on the Class A common stock unless an equal dividend is declared or paid on the Class B common stock. This provision reflects the intent of the parties that the holders of each class of common stock will receive the same dividends and that holders of the exchangeable shares will receive the economic equivalent of those dividends through their ownership of exchangeable shares but no additional dividends by virtue of the special voting shares.

Stockholder Voting Rights

The authority of holders of Class A common stock and special Class A voting stock to vote on fundamental changes in governance and business operation will be increased, as agreed to by Molson and Coors, in order to accomplish the intent of the principal shareholders of each of Molson and

Coors that those shareholders preserve their ability to influence major decisions affecting the combined company. It is therefore proposed that an amendment be adopted to the existing certificate of incorporation of Coors to require the affirmative vote of a majority of the votes entitled to be cast by the holders of the Class A common stock and special Class A voting stock (acting upon the instructions of the holders of Class A exchangeable shares), voting together as a single class, prior to taking of the actions described in "Governance and Management of Molson Coors—Other Governance Matters—Stockholder Voting Rights" beginning on page 133. Coors' existing certificate of incorporation does not contain a similar provision.

Company Name

The parties to the merger transaction have agreed that the name of the combined company should reflect its leading product lines and therefore have proposed to change the name on the existing Coors certificate of incorporation from "Adolph Coors Company" to "Molson Coors Brewing Company."

Special Class A Voting Stock and Special Class B Voting Stock

An amendment is proposed to the existing Coors certificate of incorporation to authorize the creation of one share of special Class A voting stock and one share of special Class B voting stock of Molson Coors, through which the holders of Class A exchangeable shares and Class B exchangeable shares, respectively, will exercise their voting rights with respect to the combined company. The addition of the special voting stock provides a mechanism for holders of exchangeable shares, which are intended to be substantially the economic equivalent of the Molson Coors common stock, to vote with the corresponding class of Molson Coors common stock. The special Class A and Class B voting stock are entitled to one vote for each Class A and Class B exchangeable share, respectively, from time to time outstanding as of the applicable record date, excluding shares held by Molson Coors or its subsidiaries, and generally vote together with the Class A common stock and Class B common stock, respectively, on all matters on which the Class A common stock and Class B common stock, respectively, are entitled to vote. This structure provides voting rights to a holder of the exchangeable shares through a voting trust arrangement. The existing Coors certificate of incorporation does not contain a similar provision.

Removal of Directors

It is proposed to amend the existing Coors certificate of incorporation to provide that (i) any director may be removed, with cause, by a vote of holders of a majority of the voting power of the Class A common stock, special Class A voting stock (acting upon the instructions of the holders of Class A exchangeable shares), Class B common stock and special Class B voting stock (acting upon the instructions of the holders of Class B exchangeable shares), voting together as a single class, and (ii) any director may be removed, without cause, by a vote of holders of a majority of the voting power of the class or classes of stock that elected the director. The existing Coors certificate of incorporation provided that any director may be removed, with or without cause, by a vote of holders of a majority of the voting power of the Class A common stock. This change is made necessary by the expansion of director election rights to holders of Class B common stock and special Class B voting stock, and reflects the operation of Delaware law with respect to the removal of directors.

Action by Written Consent

It is proposed to amend the existing Coors certificate of incorporation to provide that holders of Class B common stock and special Class B voting stock may not take action by written consent. Coors' existing certificate of incorporation does not contain a similar provision. Action by the holders of Class B common stock and special Class B voting stock may be taken only at an annual or special meeting of stockholders. This will ensure that each holder of the Class B common stock and special

Class B voting stock is given an opportunity to participate in determining any proposed action that these shareholders are entitled to take.

Nominating Committee

An amendment is proposed to the existing certificate of incorporation of Coors to create a nominating committee and to provide for related nominating procedures and procedures for filling vacancies on the Molson Coors board of directors. The proposed Molson Coors certificate of incorporation contains detailed mechanisms for nominating candidates for directors, as described in "Governance and Management of Molson Coors—Nomination of Molson Coors Director Candidates; Removal of Directors" beginning on page 125. Coors' existing certificate of incorporation does not contain a similar provision. These procedures, together with the arrangements under the voting trust agreements, will permit the continued involvement of the principal shareholders in the Molson Coors board nomination process.

Conversion of Class A Common Stock

It is proposed to adopt an amendment to the existing certificate of incorporation of Coors to provide that shares of Molson Coors Class A common stock will be convertible at any time at the election of the holder into shares of Molson Coors Class B common stock on a one-for-one basis, as described in "Description of the Molson Coors Capital Stock—Common Stock Conversion Rights" beginning on page 283. Since a majority of the Class A common stock (together with the equivalent exchangeable shares) will initially be held by just two entities, Pentland and Coors Trust, a conversion right has been provided to the holders of Class A common stock so the shares may be exchanged for Class B common stock, which we expect to be more liquid than the Class A common stock. Molson's charter currently permits similar conversions. The Coors existing certificate of incorporation does not permit conversion from shares of Class A common stock to Class B common stock.

Conversion of Class B Common Stock

An amendment is proposed to the existing certificate of incorporation of Coors to provide that shares of Molson Coors Class B common stock will be convertible into shares of Molson Coors Class A common stock in limited circumstances relating to specified offers which are not made to holders of Molson Coors Class B common stock, as described in "Description of the Molson Coors Capital Stock—Common Stock Conversion Rights" beginning on page 283. This provision ensures that the Molson Coors certificate of incorporation is consistent with the Molson charter and the rules of the Toronto Stock Exchange regarding the rights of the holders of the Class B common stock to convert their shares under limited circumstances relating to specified offers that are not made to holders of Class B common stock. Coors' existing certificate of incorporation does not permit conversion from shares of Class B common stock to Class A common stock.

Board Authorization to Adopt, Amend or Repeal the Molson Coors Bylaws

It is proposed to adopt an amendment to the existing certificate of incorporation of Coors to provide that the power of the Molson Coors board of directors to amend the Molson Coors bylaws may be limited by a provision of the bylaws in effect as of the date of the filing of the restated certificate of incorporation of Molson Coors. The existing Coors certificate of incorporation does not contain a similar provision.

Authorized Share Increase

An amendment is proposed to the existing Coors certificate of incorporation, subject to the right of the holders of Class B common stock and the Class B special voting stock to vote on any charter

amendment to increase or decrease the authorized number of shares of Class B common stock, to provide that the number of authorized shares of any class of stock may be increased or decreased by the affirmative vote of the holders of Class A common stock and special Class A voting stock (acting upon the instructions of the holders of Class A exchangeable shares), voting together as a single class. The existing Coors certificate of incorporation does not contain a similar provision.

Size of Molson Coors Board

An amendment is proposed to the existing Coors certificate of incorporation to provide that the size of the Molson Coors board of directors shall be determined by resolution of the Molson Coors board of directors in accordance with the bylaws. The existing Coors certificate of incorporation provides that the number of directors shall be not less than three, but that the exact number shall be elected as is set forth in the Bylaws. The Molson Coors board of directors will initially have 15 members.

Indemnification

An amendment is proposed to the existing Coors certificate of incorporation to provide that, except as otherwise provided in the bylaws, Molson Coors shall be required to indemnify a person otherwise entitled to indemnification pursuant to the Coors existing certificate of incorporation in connection with a proceeding commenced by such person only if the commencement of such proceeding was authorized by the Molson Coors bylaws, any written agreement between such person and Molson Coors, or in the specific case by the Molson Coors board of directors.

Amendments to Coors' Bylaws

This section of the document describes the material differences between the proposed restated bylaws of Molson Coors to become effective upon completion of the merger transaction and the current bylaws of Coors but does not purport to describe all of the differences between, or terms of, those documents. In conjunction with this summary description, you should read the proposed amended and restated bylaws of Molson Coors, which are attached as Annex H to this document.

The combination agreement requires that Coors amend and restate its bylaws at the completion of the merger transaction in the form attached to this document as Annex H. Amendments to Coors' bylaws include the following:

	Proposed Molson Coors Bylaws	Existing Coors Bylaws	Reasons for Amendment
Size of Board of Directors	• Initially, 15 members. • Board of directors may increase the number of directors to be elected by holders of the Class A common stock and the holder of the special Class A voting stock as described in "Governance and Management of Molson Coors—Board of Directors of Molson Coors" beginning on page 120.	• Currently, 8 members. • Board of directors may set the size of the board so long as there are at least three directors.	The size and composition of the board is intended to represent an equitable split between the two predecessor companies of the board of directors based on the merger-of-equals nature of the merger transaction.
Stockholder Nominations of and Other Stockholder Proposals	The amended and restated bylaws contain detailed mechanisms for stockholder nominations of director candidates and for the making of other stockholder proposals, as described in "Governance and Management of Molson Coors—Other Board Matters" beginning on page 126.	Nominations for director candidates could be made by any holder of Class A common stock.	This change is appropriate in light of the expansion of voting rights to holders of Class B common stock and special Class B voting stock, and provides for an orderly process for the making of director nominations and proposals by those stockholders. This provision also permits the board of directors an opportunity to consider the qualifications of proposed nominees and proposals.
Conduct of Meetings	• Annual meetings of all stockholders will be held at a time and place determined by the board of directors.	• Annual meetings of only the holders of Class A common stock are held.	• This change results from the expansion of voting rights to holders of Class B common stock and special Class B voting stock to include the right to annually elect three directors.

	Proposed Molson Coors Bylaws	Existing Coors Bylaws	Reasons for Amendment
	• Only the board of directors may call a special meeting of stockholders.	• Specified officers who are also board members must call a special meeting upon the demand of the holders of shares representing at least 10% of the votes entitled to be cast on a matter that may properly be raised at a meeting.	• This change is appropriate in light of the expansion of voting rights to holders of Class B common stock and special Class B voting stock and the fact that the merger transaction will result in the Class A common stock being widely held rather than held by a single holder, as is currently the case. The change is intended to ensure that stockholder meetings will be called on an orderly basis determined in the business judgment of the elected board of directors.
	• The proposed bylaws provide a mechanism for alternating the selection of a chairman of the board of directors between the two nominating subcommittees, as described in "Governance and Management of Molson Coors—Other Board Matters" beginning on page 126.	• The board of directors must elect one of its members as the chairman.	• This procedure facilitates the merger-of-equals provisions set forth in the combination agreement.
Supermajority Board Approval	Specified governance or transformational actions cannot be taken by Molson Coors, except with the vote of at least two-thirds of the authorized number of directors (including vacancies), as described in "Governance and Management of Molson Coors—Supermajority Board Approval Requirement" beginning on page 131.	Coors' existing bylaws do not contain a similar provision.	This procedure is intended to ensure that extraordinary corporate or business actions have substantial consensus among directors.
Audit and Compensation Committees	The proposed bylaws provide for an audit committee and compensation committee of the board of directors, as described in "Governance and Management of Molson Coors—Other Board Matters" beginning on page 126.	Coors' existing bylaws do not contain a similar provision, although Coors has both committees.	This amendment is reflective of the current composition of committees of Molson's and Coors' boards of directors, as well as being consistent with current governance practices for publicly held companies.
Officers and Directors	The proposed bylaws provide for the selection and removal of a chief executive officer, vice chairman, chief financial officer and chief legal officer, as described in "Governance and Management of Molson Coors—Other Board Matters" beginning on page 126.	Coors' existing bylaws do not provide specifically for a chief executive officer, vice chairman, chief financial officer or chief legal officer, although Coors has individuals who serve in these roles (other than vice-chairman).	This provision reflects the key officers to be appointed as agreed under the combination agreement.

	Proposed Molson Coors Bylaws	Existing Coors Bylaws	Reasons for Amendment
Restrictions on Transfers of Shares	The proposed bylaws do not contain a similar provision, although Pentland and Coors Trust have agreed to transfer restrictions described under "Governance and Management of Molson Coors—Other Governance Matters—Voting Trust Agreements Among Principal Shareholders" beginning on page 134.	The following shares could only be transferred if the shares were first offered for purchase by Coors and specified Coors family members: • Shares of Class A common stock, all of which are held by Coors Trust; and • Shares of Class B common stock that were issued in transactions that were not registered under the U.S. Securities Act of 1933, as amended.	The limitation on transfers of shares of Class A common stock will be eliminated in light of the fact that Molson Coors intends for the shares to be publicly listed on the New York Stock Exchange and Toronto Stock Exchange.
Future Bylaw Amendments	The board of directors may amend the bylaws by a two-thirds vote, except for the following provisions, which will require the affirmative vote of the holders of the Molson Coors Class A common stock and special Class A voting stock: • the provisions of the bylaws providing that specified actions can only be taken with the approval of two-thirds of the directors; • the provisions of the bylaws providing for the selection of the chairman of the board of directors; • the provisions of the bylaws providing for amendments. The holders of the Class A common stock and special Class A voting stock may amend the bylaws, and may further limit the power of the board of directors to amend the bylaws through an amendment to the certificate of incorporation or the bylaws that provides that a particular bylaw may only be amended by the holders of the Molson Coors Class A common stock and special Class A voting stock.	Board of directors is authorized to amend the bylaws at any annual meeting or any special meeting called for that purpose. The holders of the Class A common stock also may: • amend the bylaws at any annual meeting or any special meeting called for that purpose; or • further limit the power of the board of directors to amend the bylaws through an amendment to the certificate of incorporation or the bylaws that provides that a particular bylaw may only be amended by the holders of the Molson Coors Class A common stock.	These amendments will permit Molson Coors' principal shareholders, so long as they maintain control over a certain percentage of Molson Coors Class A common stock and Class A exchangeable shares, to continue to prevent the amendment of certain fundamental governance procedures set out in the combination agreement.

Material Income Tax Consequences

Material Canadian Federal Income Tax Consequences to Molson Shareholders

In the opinion of McCarthy Tétrault LLP, the following is an accurate summary of the material Canadian federal income tax consequences under the *Income Tax Act* (Canada), which we refer to in this section as the "Canadian Tax Act", generally applicable to Molson shareholders who, for purposes of the Canadian Tax Act, and at all relevant times, hold their Molson Class A non-voting shares and/or Molson Class B common shares and will hold their Class A preferred shares, Class B1 preferred shares, Class B2 preferred shares, Class A exchangeable shares and/or Class B exchangeable shares of Molson Coors Exchangeco, shares of Molson Coors Class A common stock and/or shares of Molson Coors Class B common stock as capital property, deal at arm's length with, and are not and will not be affiliated with Molson Coors, Molson, Callco or Molson Coors Exchangeco. This summary does not apply to a Molson shareholder with respect to whom Molson Coors is or will be a foreign affiliate within the meaning of the Canadian Tax Act.

Molson Class A non-voting shares, Molson Class B common shares, Class A preferred shares, Class B1 preferred shares, Class B2 preferred shares, Class A exchangeable shares, Class B exchangeable shares of Molson Coors Exchangeco, shares of Molson Coors Class A common stock and/or shares of Molson Coors Class B common stock will generally be considered to be capital property to a shareholder unless the shares are held in the course of carrying on a business of trading or dealing in securities, in an adventure in the nature of trade or as "mark-to-market property" for the purposes of the Canadian Tax Act. Molson shareholders who are residents of Canada for the purposes of the Canadian Tax Act, and whose Molson shares might not otherwise qualify as capital property, may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Canadian Tax Act to have their Molson shares and every "Canadian security" (as defined in the Canadian Tax Act) owned by such Molson shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Where a Molson shareholder makes an election with Molson Coors Exchangeco under section 85 of the Canadian Tax Act in respect of Molson shares, as described below, the Class A preferred shares, Class B1 preferred shares, Class B2 preferred shares, Class A exchangeable shares and Class B exchangeable shares received under the arrangement in exchange for such Molson shares will not be "Canadian securities" for this purpose and therefore will not be deemed to be capital property under subsection 39(4) of the Canadian Tax Act. Molson shareholders who do not hold their Molson Class A non-voting shares or Molson Class B common shares as capital property should consult their own tax advisors regarding their particular circumstances.

This summary is based on the Canadian Tax Act and the regulations thereunder and the published administrative practices and policies of the Canada Revenue Agency, which we refer to in this section as the "CRA", all in effect as of the date of this document. This summary takes into account all proposed amendments to the Canadian Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that such proposed amendments will be enacted substantially as proposed. However, no assurance can be given that such proposed amendments will be enacted in the form proposed, or at all. This summary does not take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the material Canadian federal income tax consequences described herein. No advance income tax ruling has been sought or obtained from the CRA to confirm the tax consequences of any of the transactions described herein and accordingly no assurance can be given that the CRA will not assert a position contrary to one or more positions reflected in the summary below.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Molson shareholder. This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your own tax advisor regarding the particular consequences of the arrangement to you.

In particular, this summary does not take into account the mark-to-market rules applicable to securities held by financial institutions, special rules applicable to insurers carrying on business in Canada and elsewhere that are not Canadian residents for the purpose of the Canadian Tax Act, the Income Tax Application Rules, applicable to Molson shareholders who have held their Molson shares continuously since December 31, 1971 (or are deemed to have done so under those rules), or the tax consequences of participating in the holding company alternative as described under "Elections Available to Molson Securityholders—Holding Company Alternative".

For the purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of securities (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars; amounts denominated in United States dollars must be converted into Canadian dollars based on the prevailing United States dollar exchange rate generally at the time such amounts arise.

Allocation of Consideration

Under the arrangement, (i) a pro rata portion of the total number of Class B1 preferred shares and Class B2 preferred shares and/or the total number of Class B exchangeable shares (and ancillary rights) received by a holder of Molson Class A non-voting shares will be allocated to each Molson Class A non-voting share disposed of by such shareholder at the effective time of the arrangement and (ii) a pro rata portion of the total number of Class A preferred shares, Class B1 preferred shares and Class B2 preferred shares and/or the total number of Class A exchangeable shares (and ancillary rights) and Class B exchangeable shares (and ancillary rights) received by a holder of Molson Class B common shares will be allocated to each Molson Class B common share disposed of by such shareholder at the effective time of the arrangement. As a consequence, on the disposition of Molson Class A non-voting shares or Molson Class B common shares, as the case may be, the same indivisible combination of types of consideration will be received in respect of each such Molson share.

Receipt of Ancillary Rights

A Molson shareholder who receives Class A exchangeable shares and/or Class B exchangeable shares under the arrangement will also receive the ancillary rights connected to such shares, (e.g. the voting rights and exchange rights described under "Information Concerning Molson Coors Exchangeco—Description of Exchangeable Shares of Molson Coors Exchangeco"). A Molson shareholder will be required to account for the ancillary rights in determining the proceeds of disposition of such shareholder's Molson shares and the cost of exchangeable shares and/or Molson Coors Exchangeco preferred shares received in consideration therefor. Molson is of the view that the ancillary rights have nominal fair market value. This determination of value is not binding on the CRA and it is possible that the CRA could take a contrary view.

Call Rights

Molson is of the view that the liquidation call rights, retraction call rights and redemption call rights granted by Molson shareholders who acquire the exchangeable shares have only a nominal fair market value and accordingly no amount should be allocated to such call rights. This determination of value is not binding on the CRA and it is possible that the CRA could take a contrary view. Provided that this view with respect to the value of such call rights is correct, the granting of the call rights will

not result in any material adverse income tax consequences to a Molson shareholder who acquires exchangeable shares. However, should the CRA challenge this view and ultimately succeed in establishing that the call rights have a fair market value in excess of a nominal amount, Molson shareholders who acquire exchangeable shares will realize a capital gain in an amount equal to the fair market value of the call rights. For a description of the tax treatment of capital gains and losses, see "Taxation of Capital Gain or Capital Loss".

Cost Averaging of Identical Property

The Canadian Tax Act provides for a cost averaging rule for "identical properties", such as shares issued by a company (including any fractional share) that are of the same class or series. Generally, when a person acquires a property that is identical to one or more other properties already held by the person, the person's adjusted cost base of each identical property will be equal to the quotient obtained when the aggregate of the adjusted cost bases of all the identical properties previously held by the person and the cost of the newly acquired identical property is divided by the number of all such identical properties held at that time. Accordingly, at any time, the cost to a holder of a Class A exchangeable share, Class B exchangeable share, share of Molson Coors Class A common stock, share of Molson Coors Class B common stock, an ancillary right connected to a Class A exchangeable share or an ancillary right connected to a Class B exchangeable share, as the case may be, will be averaged with the adjusted cost bases of any other properties identical to such property held by such person as capital property at that time.

Molson Shareholders Resident in Canada

The following section of the summary is applicable to a holder of Molson Class A non-voting shares and/or Molson Class B common shares who, for the purpose of the Canadian Tax Act and any applicable income tax treaty, is or is deemed to be a resident of Canada at all relevant times. Such a shareholder is hereinafter referred to as a Canadian resident shareholder or a Canadian resident holder.

Receipt of the Special Dividend

Individuals. In the case of a holder of Molson shares who is an individual (including most trusts), the special dividend received on Molson shares by the shareholder will be required to be included in computing the individual's income for the taxation year in which the special dividend is received and will be subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received from taxable Canadian corporations.

Corporations. In the case of a holder of Molson shares that is a corporation, subject to the potential application of subsection 55(2) of the Canadian Tax Act, discussed below, the special dividend received on Molson shares will be required to be included in computing the corporation's income for the taxation year in which the special dividend is received and such dividend will normally be deductible in computing the corporation's taxable income.

In the case of a holder of Molson shares that is a "private corporation" (as defined in the Canadian Tax Act) or any other corporation controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), such shareholder will generally be liable to pay a refundable tax under Part IV of the Canadian Tax Act of 33⅓% on dividends received on Molson shares, to the extent such dividends are deductible in computing such shareholder's taxable income. A "Canadian-controlled private corporation" may be liable to pay an additional refundable tax of 6⅔% on dividends received on Molson shares if such dividends are not deductible in computing taxable income.

Subsection 55(2) of the Canadian Tax Act provides that, under certain conditions, all or part of a dividend (other than a dividend that is subject to Part IV tax that is not refunded as part of the same series of transactions) received by a corporate holder of Molson shares may be treated as proceeds of disposition of the Molson shares and not as a dividend. Although counsel does not believe that subsection 55(2) of the Canadian Tax Act should apply to the special dividend, holders of Molson shares that are corporations not subject to Part IV tax on the special dividend should consult their own tax advisors for specific advice with respect to the potential application of subsection 55(2) of the Canadian Tax Act to the special dividend.

Exchange of Molson Shares

Rollover Transaction. A Canadian resident holder of Molson Class A non-voting shares and/or Molson Class B common shares (i) who elects to receive consideration that includes exchangeable shares (and ancillary rights) in exchange for such Molson shares, (ii) who is eligible to make an election under subsection 85(1) or subsection 85(2) of the Canadian Tax Act, as described below under the heading "Rollover Election" ("Rollover Election") and (iii) who makes a valid Rollover Election with Molson Coors Exchangeco in respect of any such Molson shares, may obtain a full or partial tax deferral (rollover) of any capital gain otherwise arising on the exchange of such Molson shares, depending on the adjusted cost base to such eligible shareholder of the Molson shares at the time of the exchange, the number of Molson Coors Exchangeco preferred shares received (if any) in exchange for such Molson Shares and the amount elected by such eligible shareholder to be the proceeds of disposition of such Molson shares.

Non-Rollover Transaction. The following is a summary of the tax consequences to a Canadian resident holder of Molson Class A non-voting shares and/or Molson Class B common shares (i) who is not eligible to make the Rollover Election, or (ii) who does not make a valid Rollover Election with Molson Coors Exchangeco in respect of the Molson shares.

Exchange of Molson Class A Non-Voting Shares for Class B Exchangeable Shares (and Ancillary Rights)

Unless a valid Rollover Election is made, the exchange of Molson Class A non-voting shares for Class B exchangeable shares (and ancillary rights) will generally be a taxable event to a Canadian resident holder of Molson Class A non-voting shares. Such shareholder will be considered, at the effective time of the arrangement, to have disposed of the Molson Class A non-voting shares for proceeds of disposition equal to the sum of (i) the fair market value of Class B exchangeable shares (including any fractional share that under the arrangement will be disposed of for cash) acquired by such shareholder on the exchange and (ii) the fair market value of the ancillary rights acquired by such shareholder on the exchange. As a result, such a shareholder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition exceed (or are less than) the sum of (i) the adjusted cost base to such shareholder of his or her Molson Class A non-voting shares immediately prior to the exchange and (ii) any reasonable costs of disposition. For a description of the tax treatment of capital gains and losses, see "Taxation of Capital Gain or Capital Loss" below.

The cost to such a shareholder of:

- Class B exchangeable shares (including any fractional share) received in exchange for the Molson Class A non-voting shares will be equal to the fair market value of the Molson Class A non-voting shares at the effective time of the arrangement multiplied by a fraction the numerator of which is the fair market value at the effective time of the arrangement of the Class B exchangeable shares (including any fractional share) received on the exchange and the denominator of which is the aggregate fair market value at the effective time of the arrangement

of the Class B exchangeable shares (including any fractional share) and the ancillary rights received on the exchange; and

- the ancillary rights received in exchange for the Molson Class A non-voting shares will be equal to the fair market value of the Molson Class A non-voting shares at the effective time of the arrangement multiplied by a fraction the numerator of which is the fair market value at the effective time of the arrangement of the ancillary rights received on the exchange and the denominator of which is the aggregate fair market value at the effective time of the arrangement of the Class B exchangeable shares (including any fractional share) and the ancillary rights received on the exchange.

Exchange of Molson Class A Non-Voting Shares for Class B1 Preferred Shares and Class B2 Preferred Shares

The exchange of Molson Class A non-voting shares solely for Class B1 preferred shares and Class B2 preferred shares will generally be a taxable event to a Canadian resident holder of Molson Class A non-voting shares. Such shareholder will not be entitled to make a Rollover Election and will be considered, at the effective time of the arrangement, to have disposed of the Molson Class A non-voting shares for proceeds of disposition equal to the aggregate fair market value of the Class B1 preferred shares and Class B2 preferred shares (including any fractional preferred shares) acquired by such shareholder on the exchange. As a result, such a shareholder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition exceed (or are less than) the sum of (i) the adjusted cost base to such shareholder of his or her Molson Class A non-voting shares immediately prior to the exchange and (ii) any reasonable costs of disposition. For a description of the tax treatment of capital gains and losses, see "Taxation of Capital Gain or Capital Loss" below.

The cost to such a shareholder of:

- Class B1 preferred shares (including any fractional share) received in exchange for the Molson Class A non-voting shares will be equal to the fair market value of the Molson Class A non-voting shares at the effective time of the arrangement multiplied by a fraction the numerator of which is the fair market value at the effective time of the arrangement of all the Class B1 preferred shares (including any fractional share) received on the exchange and the denominator of which is the aggregate fair market value at the effective time of the arrangement of the total consideration (including any fractional shares) received in exchange for such Molson Class A non-voting shares; and
- Class B2 preferred shares (including any fractional share) received in exchange for the Molson Class A non-voting shares will be equal to the fair market value of the Molson Class A non-voting shares at the effective time of the arrangement multiplied by a fraction the numerator of which is the fair market value at the effective time of the arrangement of the Class B2 preferred shares (including any fractional share) received on the exchange and the denominator of which is the aggregate fair market value at the effective time of the arrangement of the total consideration (including any fractional shares) received in exchange for such Molson Class A non-voting shares.

Exchange of Molson Class A Non-Voting Shares for Class B Exchangeable Shares (and Ancillary Rights) and Class B1 Preferred Shares and Class B2 Preferred Shares

Unless a valid Rollover Election is made, the exchange of Molson Class A non-voting shares for Class B exchangeable shares (and ancillary rights) and Class B1 preferred shares and Class B2 preferred shares will generally be a taxable event to a Canadian resident holder of Molson Class A non-voting shares. Such shareholder will be considered, at the effective time of the arrangement, to have disposed of the Molson Class A non-voting shares for proceeds of disposition equal to the sum of

(i) the fair market value of the Class B exchangeable shares (including any fractional share that under the arrangement will be disposed of for cash) acquired by such shareholder on the exchange, (ii) the fair market value of Class B1 preferred shares (including any fractional share) and Class B2 preferred shares (including any fractional share) acquired by such shareholder on the exchange and (iii) the fair market value of the ancillary rights acquired by such shareholder on the exchange. As a result, such a shareholder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition exceed (or are less than) the sum of (i) the adjusted cost base to such shareholder of his or her Molson Class A non-voting shares immediately prior to the exchange and (ii) any reasonable costs of disposition. For a description of the tax treatment of capital gains and losses, see "Taxation of Capital Gain or Capital Loss" below.

The cost to such a shareholder of:

- Class B exchangeable shares (including any fractional share) received in exchange for the Molson Class A non-voting shares will be equal to the fair market value of the Molson Class A non-voting shares at the effective time of the arrangement multiplied by a fraction the numerator of which is the fair market value at the effective time of the arrangement of the Class B exchangeable shares (including any fractional share) received on the exchange and the denominator of which is the aggregate fair market value at the effective time of the arrangement of the total consideration (including any fractional shares) received in exchange for such Molson Class A non-voting shares;
- Class B1 preferred shares (including any fractional share) received in exchange for the Molson Class A non-voting shares will be equal to the fair market value of the Molson Class A non-voting shares at the effective time of the arrangement multiplied by a fraction the numerator of which is the fair market value at the effective time of the arrangement of the Class B1 preferred shares (including any fractional share) received on the exchange and the denominator of which is the aggregate fair market value at the effective time of the arrangement of the total consideration (including any fractional shares) received in exchange for such Molson Class A non-voting shares;
- Class B2 preferred shares (including any fractional share) received in exchange for the Molson Class A non-voting shares will be equal to the fair market value of the Molson Class A non-voting shares at the effective time of the arrangement multiplied by a fraction the numerator of which is the fair market value at the effective time of the arrangement of the Class B2 preferred shares (including any fractional share) received on the exchange and the denominator of which is the aggregate fair market value at the effective time of the arrangement of the total consideration (including any fractional shares) received in exchange for such Molson Class A non-voting shares; and
- ancillary rights received in exchange for the Molson Class A non-voting shares will be equal to the fair market value of the Molson Class A non-voting shares at the effective time of the arrangement multiplied by a fraction the numerator of which is the fair market value at the effective time of the arrangement of the ancillary rights received on the exchange and the denominator of which is the aggregate fair market value at the effective time of the arrangement of the total consideration (including any fractional shares) received in exchange for such Molson Class A non-voting shares.

Exchange of Molson Class B Common Shares for Class A Exchangeable Shares (and Ancillary Rights) and Class B Exchangeable Shares (and Ancillary Rights)

Unless a valid Rollover Election is made, the exchange of Molson Class B common shares for Class A exchangeable shares (and ancillary rights) and Class B exchangeable shares (and ancillary rights) will generally be a taxable event to a Canadian resident holder of Molson Class B common

shares. Such shareholder will be considered, at the effective time of the arrangement, to have disposed of the Molson Class B common shares for proceeds of disposition equal to the sum of (i) the aggregate fair market value of the Class A exchangeable shares and Class B exchangeable shares (including any fractional shares that under the arrangement will be disposed of for cash) acquired by such shareholder on the exchange, and (ii) the fair market value of the ancillary rights acquired by such shareholder on the exchange. As a result, such a shareholder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition exceed (or are less than) the sum of (i) the adjusted cost base to such shareholder of his or her Molson Class B common shares immediately prior to the exchange and (ii) any reasonable costs of disposition. For a description of the tax treatment of capital gains and losses, see "Taxation of Capital Gain or Capital Loss" below.

The cost to such a shareholder of:

- Class A exchangeable shares (including any fractional share) received in exchange for the Molson Class B common shares will be equal to the fair market value of the Molson Class B common shares at the effective time of the arrangement multiplied by a fraction the numerator of which is the fair market value at the effective time of the arrangement of the Class A exchangeable shares (including any fractional share) received on the exchange and the denominator of which is the aggregate fair market value at the effective time of the arrangement of the total consideration (including any fractional shares) received in exchange for such Molson Class B common shares;
- Class B exchangeable shares (including any fractional share) received in exchange for the Molson Class B common shares will be equal to the fair market value of the Molson Class B common shares at the effective time of the arrangement multiplied by a fraction the numerator of which is the fair market value at the effective time of the arrangement of the Class B exchangeable shares (including any fractional share) received on the exchange and the denominator of which is the aggregate fair market value at the effective time of the arrangement of the total consideration (including any fractional shares) received in exchange for such Molson Class B common shares;
- ancillary rights in respect of the Class A exchangeable shares received in exchange for the Molson Class B common shares will be equal to the fair market value at the effective time of the arrangement of the Molson Class B common shares multiplied by a fraction the numerator of which is the fair market value at the effective time of the arrangement of those ancillary rights received on the exchange and the denominator of which is the aggregate fair market value at the effective time of the arrangement of the total consideration (including any fractional shares) received in exchange for such Molson Class B common shares; and
- ancillary rights in respect of the Class B exchangeable shares received in exchange for the Molson Class B common shares will be equal to the fair market value at the effective time of the arrangement of the Molson Class B common shares multiplied by a fraction the numerator of which is the fair market value at the effective time of the arrangement of those ancillary rights received on the exchange and the denominator of which is the aggregate fair market value at the effective time of the arrangement of the total consideration (including any fractional shares) received in exchange for such Molson Class B common shares.

Exchange of Molson Class B Common Shares for Class A Preferred Shares, Class B1 Preferred Shares and Class B2 Preferred Shares

The exchange of Molson Class B common shares solely for Class A preferred shares, Class B1 preferred shares and Class B2 preferred shares, will generally be a taxable event to a Canadian resident holder of Molson Class B common shares. Such a shareholder will not be entitled to make a Rollover Election and will be considered, at the effective time of the arrangement, to have disposed of the

Molson Class B common shares for proceeds of disposition equal to the aggregate fair market value of the Class A preferred shares, Class B1 preferred shares and Class B2 preferred shares (including fractional preferred shares) acquired by such shareholder on the exchange. As a result, such a shareholder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition exceed (or are less than) the sum of (i) the adjusted cost base to such shareholder of his or her Molson Class B common shares immediately prior to the exchange and (ii) any reasonable costs of disposition. For a description of the tax treatment of capital gains and losses, see "Taxation of Capital Gain or Capital Loss" below.

The cost to such a shareholder of:

- Class A preferred shares (including any fractional share) received in exchange for the Molson Class B common shares will be equal to the fair market value of the Molson Class B common shares at the effective time of the arrangement multiplied by a fraction the numerator of which is the fair market value at the effective time of the arrangement of the Class A preferred shares (including any fractional share) received on the exchange and the denominator of which is the aggregate fair market value at the effective time of the arrangement of the total consideration (including any fractional shares) received on the exchange;
- Class B1 preferred shares (including any fractional share) received in exchange for the Molson Class B common shares will be equal to the fair market value of the Molson Class B common shares at the effective time of the arrangement multiplied by a fraction the numerator of which is the fair market value at the effective time of the arrangement of the Class B1 preferred shares (including any fractional share) received on the exchange and the denominator of which is the aggregate fair market value at the effective time of the arrangement of the total consideration (including any fractional shares) received on the exchange; and
- Class B2 preferred shares (including any fractional share) received in exchange for the Molson Class B common shares will be equal to the fair market value of the Molson Class B common shares at the effective time of the arrangement multiplied by a fraction the numerator of which is the fair market value at the effective time of the arrangement of the Class B2 preferred shares (including any fractional share) received on the exchange and the denominator of which is the aggregate fair market value at the effective time of the arrangement of the total consideration (including any fractional shares) received on the exchange.

Exchange of Molson Class B common shares for Class A Exchangeable Shares (and Ancillary Rights), Class B Exchangeable Shares (and Ancillary Rights), Class A Preferred Shares, Class B1 Preferred Shares and Class B2 Preferred Shares

Unless a valid Rollover Election is made, the exchange of Molson Class B common shares for Class A exchangeable shares (and ancillary rights), Class B exchangeable shares (and ancillary rights), Class A preferred shares, Class B1 preferred shares and Class B2 preferred shares will generally be a taxable event to a Canadian resident holder of Molson Class B common shares. Such a shareholder will be considered, at the effective time of the arrangement, to have disposed of the Molson Class B common shares for proceeds of disposition equal to the sum of (i) the aggregate fair market value of the Class A exchangeable shares and Class B exchangeable shares (including any fractional shares that under the arrangement will be disposed of for cash) acquired by such shareholder on the exchange, (ii) the aggregate fair market value of the Class A preferred shares, Class B1 preferred shares and Class B2 preferred shares (including any fractional shares) acquired by such shareholder on the exchange, and (iii) the aggregate fair market value of the ancillary rights acquired by such shareholder on the exchange. As a result, such a shareholder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition exceed (or are less than) the sum of (i) the adjusted cost base to such shareholder of his or her Molson Class B common shares immediately prior to the exchange and

(ii) any reasonable costs of disposition. For a description of the tax treatment of capital gains and losses, see "Taxation of Capital Gain or Capital Loss" below.

The cost to such a shareholder of:

- Class A exchangeable shares (including any fractional share) received in exchange for the Molson Class B common shares will be equal to the fair market value of the Molson Class B common shares at the effective time of the arrangement multiplied by a fraction the numerator of which is the fair market value at the effective time of the arrangement of the Class A exchangeable shares (including any fractional share) received on the exchange and the denominator of which is the aggregate fair market value at the effective time of the arrangement of the total consideration (including any fractional shares) received in exchange for such Molson Class B common shares;
- Class B exchangeable shares (including any fractional share) received in exchange for the Molson Class B common shares will be equal to the fair market value of the Molson Class B common shares at the effective time of the arrangement multiplied by a fraction the numerator of which is the fair market value at the effective time of the arrangement of the Class B exchangeable shares (including any fractional share) received on the exchange and the denominator of which is the aggregate fair market value at the effective time of the arrangement of the total consideration (including any fractional shares) received in exchange for such Molson Class B common shares;
- Class A preferred shares (including any fractional share) received in exchange for the Molson Class B common shares will be equal to the fair market value of the Molson Class B common shares at the effective time of the arrangement multiplied by a fraction the numerator of which is the fair market value at the effective time of the arrangement of the Class A preferred shares (including any fractional share) received on the exchange and the denominator of which is the aggregate fair market value at the effective time of the arrangement of the total consideration (including any fractional shares) received in exchange for such Molson Class B common shares;
- Class B1 preferred shares (including any fractional share) received in exchange for the Molson Class B common shares will be equal to the fair market value of the Molson Class B common shares at the effective time of the arrangement multiplied by a fraction the numerator of which is the fair market value at the effective time of the arrangement of the Class B1 preferred shares (including any fractional share) received on the exchange and the denominator of which is the aggregate fair market value at the effective time of the arrangement of the total consideration (including any fractional shares) received in exchange for such Molson Class B common shares;
- Class B2 preferred shares (including any fractional share) received in exchange for the Molson Class B common shares will be equal to the fair market value of the Molson Class B common shares at the effective time of the arrangement multiplied by a fraction the numerator of which is the fair market value at the effective time of the arrangement of the Class B2 preferred shares (including any fractional share) received on the exchange and the denominator of which is the aggregate fair market value at the effective time of the arrangement of the total consideration (including any fractional shares) received in exchange for such Molson Class B common shares;
- ancillary rights in respect of Class A exchangeable shares received in exchange for the Molson Class B common shares will be equal to the fair market value of the Molson Class B common shares at the effective time of the arrangement multiplied by a fraction the numerator of which is the fair market value at the effective time of the arrangement of those ancillary rights received on the exchange and the denominator of which is the aggregate fair market value at the effective time of the arrangement of the total consideration (including any fractional shares) received in exchange for such Molson Class B common shares; and

- ancillary rights in respect of Class B exchangeable shares received in exchange for the Molson Class B common shares will be equal to the fair market value of the Molson Class B common shares at the effective time of the arrangement multiplied by a fraction the numerator of which is the fair market value at the effective time of the arrangement of those ancillary rights received on the exchange and the denominator of which is the aggregate fair market value at the effective time of the arrangement of the total consideration (including any fractional shares) received in exchange for such Molson Class B common shares.

Rollover Election

Molson Coors Exchangeco will make a joint election under subsection 85(1) or subsection 85(2), as applicable, of the Canadian Tax Act (and the corresponding provisions of any applicable provincial tax legislation) in respect of particular Molson Class A non-voting shares or Molson Class B common shares, with an eligible Canadian resident beneficial owner of Molson shares who elects (or for whom the registered holder of such Molson shares has elected on such beneficial owner's behalf) to receive consideration that includes exchangeable shares (and ancillary rights), and at the amounts elected by such beneficial owner of Molson shares, subject to the limitations under the Canadian Tax Act and in the arrangement. For further information respecting the tax election, see Interpretation Bulletin IT-291R3 "Transfer of Property to a Corporation under Subsection 85(1)" (January 12, 2004) and Information Circular IC 76-19R3 "Transfer of Property to a Corporation under Section 85" (June 17, 1996) issued by the CRA. **The comments made herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements. Eligible shareholders wishing to make the tax election should consult their own tax advisors.**

Eligible Shareholders. Molson Coors Exchangeco will only make an election with an eligible shareholder. For this purpose, an "eligible shareholder" must (i) be the beneficial owner of Molson Class A non-voting shares or Molson Class B common shares, as the case may be; (ii) be a resident of Canada for the purposes of the Canadian Tax Act, including a partnership any member of which is a resident of Canada for the purposes of the Canadian Tax Act; (iii) not be exempt from tax under the Canadian Tax Act; (iv) not be a partnership, all of the members of which who are residents of Canada are exempt from tax under the Canadian Tax Act; and (v) have represented in the letter of transmittal and election form that such holder meets the conditions set out in (i) through (iv).

Elected Amount. An eligible shareholder may elect an amount which, subject to certain limitations contained in the Canadian Tax Act and in the arrangement, will be treated as the proceeds of disposition of such eligible shareholder's Molson Class A non-voting shares or Molson Class B common shares, as the case may be. The limitations imposed by the Canadian Tax Act are that the amounts elected in respect of the exchange of the Molson Class A non-voting shares or Molson Class B common shares, as the case may be, to which the tax election applies may not be:

- less than the fair market value of the ancillary rights received on the particular exchange;
- less than the lesser of (i) the adjusted cost base to the eligible shareholder of the Molson Class A non-voting shares or Molson Class B common shares, as the case may be, and (ii) the fair market value of the Molson Class A non-voting shares or Molson Class B common shares, as the case may be; and
- greater than the fair market value of the Molson Class A non-voting shares or Molson Class B common shares, as the case may be;

in each case, determined at the effective time of the arrangement. In addition to the foregoing limitations, the arrangement provides that the elected amount cannot be less than the sum of (i) the fair market value of any preferred shares of Molson Coors Exchangeco (including any fractional shares)

received in consideration for Molson Class A non-voting shares or Molson Class B common shares, as the case may be and (ii) the fair market value of the ancillary rights received on the particular exchange.

If the amount elected in the tax election is greater than the permissible maximum amount or is less than the permissible minimum amount, the elected amount is deemed to be such permissible maximum or minimum amount. The amount elected by an eligible shareholder, as modified by such limitations, is referred to herein as the Elected Amount.

Tax Treatment to holders of Molson Class A non-voting shares. Where an eligible shareholder and Molson Coors Exchangeco make a valid Rollover Election in respect of the holder's Molson Class A non-voting shares, the tax treatment to such shareholder will generally be as follows:

- the shareholder's Molson Class A non-voting shares will be deemed to have been disposed of for proceeds of disposition equal to the Elected Amount;
- such shareholder will not realize a capital gain (nor a capital loss), provided that the Elected Amount is equal to the sum of (i) the adjusted cost base to such shareholder of his or her Molson Class A non-voting shares immediately before the exchange and (ii) any reasonable costs of disposition;
- a capital gain (or a capital loss) will be realized, however, to the extent that the Elected Amount exceeds (or is less than) the sum of (i) the adjusted cost base to such shareholder of his or her Molson Class A non-voting shares immediately prior to the exchange and (ii) any reasonable costs of disposition. For a description of the tax treatment of capital gains and losses, see "Taxation of Capital Gain or Capital Loss" below;
- the cost to such shareholder of the Class B exchangeable shares (including any fractional share) received in exchange for the Molson Class A non-voting shares will be equal to the Elected Amount, minus the sum of (i) the fair market value at the effective time of the arrangement of the ancillary rights acquired on the exchange and (ii) the fair market value upon the completion of the merger transaction of any Class B1 preferred shares and Class B2 preferred shares (including any fractional shares) received on the exchange;
- the cost to such shareholder of any ancillary rights received in exchange for the Molson Class A non-voting shares will be equal to their fair market value at the effective time of the arrangement;
- the cost to such shareholder of any Class B1 preferred shares (including any fractional share) received in exchange for the Molson Class A non-voting shares will be equal to the fair market value of such Class B1 preferred shares immediately after the completion of the merger transaction; and
- the cost to such shareholder of any Class B2 preferred shares (including any fractional share) received in exchange for the Molson Class A non-voting shares will be equal to the fair market value of such Class B2 preferred shares immediately after the effective time of the arrangement.

Tax Treatment to Holders of Molson Class B Common Shares. Where an eligible shareholder and Molson Coors Exchangeco make a valid Rollover Election in respect of the holder's Molson Class B common shares the tax treatment to such shareholder will generally be as follows:

- the shareholder's Molson Class B common shares will be deemed to have been disposed of for proceeds of disposition equal to the Elected Amount;
- such shareholder will not realize a capital gain (nor a capital loss), provided that the Elected Amount is equal to the sum of (i) the adjusted cost base to such shareholder of his or her Molson Class B common shares immediately before the exchange and (ii) any reasonable costs of disposition;

- a capital gain (or capital loss) will be realized, however, to the extent that the Elected Amount exceeds (or is less than) the sum of (i) the adjusted cost base to such shareholder of his or her Molson Class B common shares immediately prior to the exchange and (ii) any reasonable costs of disposition. For a description of the tax treatment of capital gains and losses, see "Taxation of Capital Gain or Capital Loss" below;
- the cost to such a shareholder of the Class A exchangeable shares (including any fractional share) received in exchange for the Molson Class B common shares will be equal to (A) the Elected Amount, minus the sum of (i) the fair market value at the effective time of the arrangement of the ancillary rights acquired on the exchange and (ii) the fair market value immediately after the completion of the merger transaction of any Class A preferred shares, Class B1 preferred shares and Class B2 preferred shares (including any fractional shares) received on the exchange, multiplied by (B) a fraction the numerator of which is the fair market value immediately after the effective time of the arrangement of the Class A exchangeable shares (including any fractional share) received on the exchange and the denominator of which is the aggregate fair market value immediately after the effective time of the arrangement of all Class A exchangeable shares and Class B exchangeable shares (including any fractional shares) received on the exchange;
- the cost to such shareholder of the Class B exchangeable shares (including any fractional share) received in exchange for the Molson Class B common shares will be equal to (A) the Elected Amount, minus the sum of (i) the fair market value at the effective time of the arrangement of the ancillary rights acquired on the exchange and (ii) the fair market value immediately after the completion of the merger transaction of any Class A preferred shares, Class B1 preferred shares and Class B2 preferred shares (including any fractional shares) received on the exchange, multiplied by (B) a fraction the numerator of which is the fair market value immediately after the effective time of the arrangement of the Class B exchangeable shares (including any fractional share) received on the exchange and the denominator of which is the aggregate fair market value immediately after the effective time of the arrangement of all Class A exchangeable shares and Class B exchangeable shares (including any fractional shares) received on the exchange;
- the cost to such shareholder of the ancillary rights in respect of the Class A exchangeable shares and the ancillary rights in respect of the Class B exchangeable shares received in exchange for the Molson Class B common shares will be equal to their respective fair market values at the effective time of the arrangement;
- the cost to such shareholder of any Class A preferred shares (including any fractional share) received in exchange for the Molson Class B common shares will be equal to the fair market value of such Class A preferred shares (including any fractional share) immediately after the effective time of the arrangement;
- the cost to such shareholder of any Class B1 preferred shares (including any fractional share) received in exchange for the Molson Class B common shares will be equal to the fair market value of such Class B1 preferred shares immediately after the effective time of the arrangement; and
- the cost to such shareholder of any Class B2 preferred shares (including any fractional share) received in exchange for the Molson Class B common shares will be equal to the fair market value of such Class B2 preferred shares immediately after the effective time of the arrangement.

Procedure for Making an Election. In order to make a Rollover Election, the eligible shareholder must provide to Molson Coors Exchangeco, at the address indicated in the tax election package (which may be obtained by mail from the depository and is also available via the Internet on Molson's website at *www.molson.com/investors*), two signed copies of the applicable tax election forms within 75 days following the effective date of the arrangement, duly completed with (i) the details of the number of

Molson Class A non-voting shares and/or Molson Class B common shares transferred in respect of which the eligible shareholder is making a Rollover Election, (ii) the applicable Elected Amounts for each class of shares and (iii) the details of the consideration received for each class of shares.

An eligible shareholder interested in making the Rollover Election should so indicate on the letter of transmittal and election form that is enclosed with this document and a tax election package, consisting of the relevant CRA and Québec tax election forms and a letter of instructions, will be sent by mail to such shareholder if he so elects. A tax election package may also be obtained by mail from the depository or via the Internet on Molson's website at *www.molson.com/investors*. The relevant federal tax election form is form T2057 (or, in the event that the Molson shares are held as partnership property, form T2058). For an eligible shareholder subject to Québec income tax, the Québec tax election form is form TP-518 (or, in the event that the Molson shares are held as partnership property, form TP-529).

Joint Ownership. Where the Molson shares are held in joint ownership and two or more of the co-owners wish to make a tax election, a co-owner designated for such purpose should file a copy of the federal election form T2057 (and any other relevant provincial or territorial forms) for each co-owner. Such election forms must be accompanied by a list of the names, addresses and social insurance numbers or tax account numbers of each of the co-owners, along with the letter signed by each of the co-owners authorizing the designated co-owner to complete and file the forms.

Partnership. Where the Molson shares are held as partnership property and the partnership wishes to make the tax election, a partner designated by the partnership must file a copy of the federal election form T2058 (and any other relevant provincial or territorial forms) on behalf of all members of the partnership. Such election forms must be accompanied by a list of the names, addresses, social insurance numbers or tax account numbers of each of the partners, along with the letter signed by each partner authorizing the designated partner to complete and file the forms.

Additional Provincial or Territorial Election Forms. Certain provincial or territorial jurisdictions may require that a separate joint election be filed for provincial or territorial income tax purposes. Molson Coors Exchangeco will also make a joint election with an eligible shareholder under the provisions of the relevant provincial or territorial income tax law with similar effect to section 85 of the Canadian Tax Act, subject to the same limitations as described herein. **Eligible shareholders should consult their own tax advisors to determine whether separate election forms must be filed with any provincial or territorial taxing authority and to determine the procedure for filing any such separate election form.** It will be the sole responsibility of each eligible shareholder who wishes to make such an election to obtain the appropriate provincial or territorial election forms and to submit such forms to Molson Coors Exchangeco for execution at the same time as the federal election forms.

Execution by Molson Coors Exchangeco of Election Forms. Subject to the election forms complying with the provisions of the applicable income tax law and the arrangement, Molson Coors Exchangeco will sign the tax election forms submitted by an eligible shareholder that appear correct and complete, and return them to the eligible shareholder within 45 days of their receipt. Molson Coors Exchangeco, in its sole discretion, may choose to sign and return an election form even if such form is received more than 75 days following the effective date of the arrangement, but Molson Coors Exchangeco will have no obligation to do so. **With the exception of signing and returning the properly completed election forms it receives, Molson Coors Exchangeco assumes no responsibility for making any tax election, and compliance with the requirements for a valid election will be the sole responsibility of the eligible shareholder making the election.** Neither Molson Coors Exchangeco nor the transfer agent will be responsible for the proper completion or filing of any election form, except for Molson Coors Exchangeco's obligation to sign and return properly completed election forms which are received by the transfer agent within 75 days following the effective date of the arrangement, within 45 days of receipt by the transfer agent. Neither Molson, Molson Coors nor Molson Coors Exchangeco will be responsible or liable for any taxes, interest, penalties, damages or expenses resulting from the failure by anyone to

properly complete or file an election form in the form and manner and within the time prescribed by the Canadian Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

Filing of Election Forms. In order for the CRA (and, where applicable, the Ministère du Revenu du Québec) or any provincial tax authority to accept a tax election form without a late filing penalty being paid by an eligible shareholder, the election forms, duly completed and executed by both the eligible shareholder and Molson Coors Exchangeco must be received by the appropriate tax authorities on or before the earliest due date for the filing of either Molson Coors Exchangeco's or the eligible shareholder's income tax return for the taxation year in which the exchange takes place. If the exchange occurs in 2004, the tax election form generally must, in the case of an eligible shareholder who is an individual (other than a trust), be received by the tax authorities by April 30, 2005 (being generally the deadline when such individuals are required to file tax returns for the 2004 taxation year). If the exchange occurs in early 2005, the tax election form generally must, in the case of an eligible shareholder who is an individual (other than a trust), be received by the tax authorities by April 30, 2006 (being generally the deadline when such individuals are required to file tax returns for the 2005 taxation year). Eligible shareholders are strongly advised to consult their own tax advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadlines, properly completed tax election forms must be received by Molson Coors Exchangeco at the address set out in the tax election package (which may be obtained by mail from the depository and is also available via the Internet on Molson's website at www.molson.com/investors) within 75 days following the effective date of the arrangement. **Any eligible shareholder who does not ensure that Molson Coors Exchangeco has received the properly completed tax election forms within 75 days following the effective date of the arrangement may not be able to benefit from the rollover provisions of the Canadian Tax Act and any applicable provincial tax legislation.**

Exchange of Preferred Shares of Molson Coors Exchangeco for shares of Molson Coors Class A Common Stock and/or shares of Molson Coors Class B Common Stock

At the effective time of the arrangement, a holder of preferred shares of Molson Coors Exchangeco will transfer such shares to Callco in exchange for shares of the corresponding class of Molson Coors common stock. Such shareholder will be considered (i) to have disposed of such preferred shares for proceeds of disposition equal to the fair market value at that time of the shares of the corresponding class of Molson Coors common stock acquired in exchange therefor, (ii) to realize a capital gain (or capital loss) to the extent that the fair market value at that time of the shares of the corresponding class of Molson Coors common stock acquired on the exchange exceeds (or is less than) the adjusted cost base of such preferred shares and (iii) to have acquired the shares of the corresponding class of Molson Coors common stock at a cost equal to the fair market value at the time of the exchange of such preferred shares.

Molson is of the view that the fair market value of a Class A preferred share of Molson Coors Exchangeco will be equal to the fair market value of a share of Molson Coors Class A common stock and that the aggregate fair market value of a Class B1 preferred share and Class B2 preferred share of Molson Coors Exchangeco will be equal to the fair market value of a share of Molson Coors Class B common stock. So long as this view with respect to the value of the preferred shares of Molson Coors Exchangeco and the shares of Molson Coors common stock is correct, a holder of preferred shares will not realize a capital gain (or capital loss) on the exchange of preferred shares for shares of the corresponding class of Molson Coors common stock. This determination of value is not binding on the CRA and it is possible that the CRA could take a contrary view.

Receipt of Cash for Fractional Shares

The arrangement provides that share certificates for fractional preferred shares and fractional exchangeable shares of Molson Coors Exchangeco and fractional shares of the common stock of Molson Coors will not be issued to Molson shareholders upon the exchange of Molson Class A

non-voting shares and/or Molson Class B common shares. Under the arrangement, a Molson shareholder entitled to a fraction of an exchangeable share of Molson Coors Exchangeco will receive a cash payment from the depositary on the sale of such fractional share and a Molson shareholder entitled to a fraction of a preferred share of Molson Coors Exchangeco will receive a cash payment from the depositary from the sale of the fractional share of Molson Coors common stock acquired on the exchange of the fractional preferred share of Molson Coors Exchangeco.

A Molson shareholder will be considered to have received proceeds of disposition equal to the amount of cash received from the transfer agent for any fractional exchangeable share of Molson Coors Exchangeco and for any fractional shares of the common stock of Molson Coors. To the extent such proceeds of disposition of such fractional share exceed (or are less than) the adjusted cost base to such shareholder of the fractional exchangeable share or fractional preferred share, as the case may be, immediately before the disposition, a capital gain (or a capital loss) will result. For a description of the tax treatment of capital gains and losses, see "Taxation of Capital Gain or Capital Loss" below.

Dividends on Molson Coors Exchangeco Exchangeable Shares

Individuals. In the case of a holder of exchangeable shares who is an individual (including most trusts), dividends received or deemed to be received on exchangeable shares by the shareholder are required to be included in computing the individual's income for the taxation year in which such dividend is received and are subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received from taxable Canadian corporations.

Corporations. In the case of a holder of exchangeable shares that is a corporation, dividends received or deemed to be received on the exchangeable shares are required to be included in computing the corporation's income for the taxation year in which such dividend is received and, subject to the special rules and limitations described below, such dividends will normally be deductible in computing the corporation's taxable income.

In the case of a holder of exchangeable shares that is a "private corporation" (as defined in the Canadian Tax Act) or any other corporation controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), such shareholder will generally be liable to pay a refundable tax under Part IV of the Canadian Tax Act of 33⅓% on dividends received (or deemed to be received) on the exchangeable shares, to the extent such dividends are deductible in computing such shareholder's taxable income. A "Canadian-controlled private corporation" may be liable to pay an additional refundable tax of 6⅔% on dividends received or deemed to be received on the exchangeable shares if such dividends are not deductible in computing taxable income.

In the case of a corporate holder of Class A exchangeable shares or Class B exchangeable shares, as the case may be, that is a "specified financial institution", dividends on such shares will not be deductible in computing the shareholder's taxable income unless either: (i) such shareholder did not acquire the exchangeable shares in the ordinary course of the business carried on by it; or (ii) at the time the dividend is received or deemed to be received, the exchangeable shares of such class are listed on a prescribed stock exchange in Canada (which currently includes the Toronto Stock Exchange) and such shareholder, either alone or together with persons with whom such shareholder does not deal at arm's length and, in certain cases, either directly or through a trust or partnership of which such shareholder or other person is a beneficiary or member, respectively, does not receive (and is not deemed to receive) dividends in respect of more than 10% of the issued and outstanding shares of that class.

A corporation will, in general, be a "specified financial institution" for purposes of the Canadian Tax Act if it is a bank, a trust company, a credit union, an insurance corporation, a corporation whose principal business is the lending of money to persons with whom the corporation is dealing at arm's length or the purchasing of debt obligations issued by such persons or a combination thereof, a

prescribed corporation, or a corporation controlled by or related to such entities. If Molson Coors or any other person with whom Molson Coors does not deal at arm's length is a specified financial institution at the time that a dividend is paid on an exchangeable share, subject to the exception described below, dividends received or deemed to be received by a holder of exchangeable shares that is a corporation will not be deductible in computing such holder's taxable income but will be fully includable in taxable income under Part I of the Canadian Tax Act. Coors has represented in the combination agreement that it will not be a specified financial institution immediately prior to the effective time of the arrangement provided Molson is not a specified financial institution at that time. In addition, Coors has covenanted (subject to certain limitations) to take all steps within its control that are necessary to ensure that it will not become a "specified financial institution" so long as, generally, any person who received more than 10% of any class of exchangeable shares under the arrangement continues to own such shares. In any event, this denial of the dividend deduction for a shareholder of Molson Coors Exchangeco that is a corporation will not apply if, at the time a dividend is received or deemed to be received, the class of exchangeable shares held by the corporation are listed on a prescribed stock exchange (which currently includes the Toronto Stock Exchange), Molson Coors and Callco are related to Molson Coors Exchangeco for the purposes of the Canadian Tax Act, and the recipient, either alone or together with persons with whom the recipient does not deal at arm's length or any partnership or trust of which the recipient or such person is a member or beneficiary, respectively) does not receive (and is not deemed to receive) dividends in respect of more than 10% of the issued and outstanding shares of that class.

The exchangeable shares are "taxable preferred shares" and "short-term preferred shares" for the purpose of the Canadian Tax Act. A holder of exchangeable shares who receives or is deemed to receive dividends on such shares will not be subject to the 10% tax under Part IV.1 of the Canadian Tax Act.

Dividends on Shares of Molson Coors Class A Common Stock and Shares of Molson Coors Class B Common Stock

Individuals. In the case of a holder of shares of Molson Coors Class A common stock and/or shares of Molson Coors Class B common stock who is an individual, dividends received or deemed to be received by the shareholder on such shares will be required to be included in computing the shareholder's income and will not be subject to the gross-up and dividend tax credit rules in the Canadian Tax Act.

Corporations. In the case of a holder of shares of Molson Coors Class A common stock and/or shares of Molson Coors Class B common stock that is a corporation, dividends received or deemed to be received by the shareholder on such shares will be required to be included in computing the shareholder's income and generally will not be deductible in computing the shareholder's taxable income. A shareholder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6⅔% on such dividends.

Any United-States non-resident withholding tax on such dividends generally will be eligible to be credited against the holder's income tax or deducted from income subject to certain limitations under the Canadian Tax Act.

Redemption, Exchange and Disposition of Molson Coors Exchangeco Exchangeable Shares

A shareholder will be considered to have disposed of exchangeable shares (i) on a redemption (including pursuant to a retraction request) of such exchangeable shares by Molson Coors Exchangeco and (ii) on an acquisition of such exchangeable shares by Callco or Molson Coors. However, the Canadian federal income tax consequences of the disposition will be quite different for the shareholder depending on whether the event giving rise to the disposition is a redemption or an acquisition. **A shareholder who exercises the right to require redemption of an exchangeable share by giving a retraction request cannot control whether the exchangeable share will be acquired by Callco under the**

retraction call right or redeemed by Molson Coors Exchangeco; however, the shareholder will be notified if Callco will not exercise the retraction call right, in which case the shareholder may cancel the retraction request and retain the exchangeable share.

Redemption or Retraction by Molson Coors Exchangeco. On a redemption (including pursuant to a retraction request) of an exchangeable share by Molson Coors Exchangeco, a shareholder will generally be deemed to receive a dividend equal to the amount by which the redemption proceeds exceed the paid-up capital (for purposes of the Canadian Tax Act) of the exchangeable share so redeemed. On the redemption, the holder of an exchangeable share will be considered to have disposed of the exchangeable share for proceeds of disposition equal to the redemption proceeds less the amount of the deemed dividend. A holder will realize a capital loss (or a capital gain) equal to the amount by which the sum of (i) the adjusted cost base to the holder of the exchangeable share, and (ii) any reasonable costs of disposition, exceeds (or is less than) the proceeds of disposition. For this purpose, the "redemption proceeds" of an exchangeable share will be equal to the sum of (i) the fair market value at the time of the redemption of the share of the corresponding class of Molson Coors common stock received by the shareholder, and (ii) the amount of all declared but unpaid dividends, if any, on the exchangeable share.

The deemed dividend will be subject to the tax treatment described above under the heading "Dividends on Molson Coors Exchangeco Exchangeable Shares". For a description of the tax treatment of capital gains and losses, see "Taxation of Capital Gain or Capital Loss" below.

In the case of a shareholder that is a corporation, it is possible that in some circumstances all or part of the deemed dividend may be treated as proceeds of disposition and not as a dividend.

Purchase by Callco, Molson Coors or Other Disposition. On the acquisition of an exchangeable share by Callco or Molson Coors for a share of the corresponding class of Molson Coors common stock or on any other disposition or deemed disposition of an exchangeable share by a shareholder, other than a redemption (including pursuant to a retraction request), a shareholder will generally be considered to realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the total of (i) the adjusted cost base of the exchangeable share to the shareholder and (ii) any reasonable costs of disposition. For this purpose, the proceeds of disposition in respect of an acquisition of an exchangeable share by Callco or Molson Coors will be equal to the sum of (i) the fair market value at the time of the exchange of the share of the corresponding class of Molson Coors common stock, and (ii) the amount of all declared but unpaid dividends on the exchangeable share. The acquisition of an exchangeable share by Callco or Molson Coors will not result in a deemed dividend. For a description of the tax treatment of capital gains and losses, see "Taxation of Capital Gain or Capital Loss" below.

The cost of a share of Molson Coors common stock received by a holder of exchangeable shares on the redemption or retraction of an exchangeable share by Molson Coors Exchangeco or on the acquisition of an exchangeable share by Callco or Molson Coors will be equal to the fair market value of such exchangeable share at the time of such event.

Disposition of shares of Molson Coors Class A Common Stock and/or shares of Molson Coors Class B Common Stock

The disposition or deemed disposition of shares of Molson Coors Class A common stock or shares of Molson Coors Class B common stock will generally be a taxable event to a shareholder. On such disposition, such shareholder will be considered to realize a capital gain (or capital loss) to the extent that the proceeds of disposition of such shares exceed (or are less than) the sum of (i) the adjusted cost base to such shareholder of the shares of Molson Coors Class A common stock or shares of Molson Coors Class B common stock, as the case may be, immediately prior to the disposition and (ii) any reasonable costs of disposition. For a description of the tax treatment of capital gains and losses, see "Taxation of Capital Gain or Capital Loss" below.

Taxation of Capital Gain or Capital Loss

Generally, a shareholder is required to include in computing its income for a taxation year 50% of the amount of any capital gain (the "taxable capital gain"). A shareholder may deduct 50% of the amount of any capital loss (the "allowable capital loss") realized in a taxation year from taxable capital gains realized by the shareholder in such year, subject to and in accordance with rules contained in the Canadian Tax Act. Any allowable capital losses in excess of taxable capital gains for the year of disposition generally may be carried back up to three taxation years or carried forward indefinitely and deducted against taxable capital gains in such other years to the extent and under the circumstances described in the Canadian Tax Act.

Capital gains realized by a shareholder who is an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Canadian Tax Act.

A shareholder that is a "Canadian-controlled private corporation", as defined in the Canadian Tax Act, may be liable to pay an additional refundable tax of 6⅔% on its "aggregate investment income" for the year which will include an amount in respect of taxable capital gains.

If the holder of an exchangeable share of Molson Coors Exchangeco or a share of Molson is a corporation, the amount of any capital loss realized on a disposition or deemed disposition of such share may be reduced by the amount of dividends received or deemed to have been received by it on such share to the extent and under circumstances prescribed by the Canadian Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such shares. Shareholders to whom these rules may be relevant should consult their own tax advisors.

Foreign Investment Entity Draft Legislation

Draft legislation regarding the taxation of investments in "foreign investment entities" was released on October 30, 2003. In general, where the draft legislation applies, a holder of an interest in a foreign investment entity will be required to either (i) include in (or deduct from) income on an annual basis any increase (or decrease) in the value of that interest or (ii) include in income annually, an imputed return at the prescribed rate on the "designated cost" of such interest. A corporation is not a foreign investment entity if the "carrying value" of all of its "investment property" is not greater than one-half of the "carrying value" of all of its property or if its principal business is not an "investment business" within the meaning of those terms in the draft legislation. Coors has covenanted (subject to certain limitations) that it will take all steps within its control that are necessary to ensure that it will not become a "foreign investment entity" so long as, generally, more than 10% of the shares of any class of exchangeable shares or more than 10% of the shares of any class of Molson Coors common stock are held by any person who received under the arrangement more than 10% of the shares of any such class. In any event, in general, the proposed rules will not apply to shares of Molson Coors common stock so long as such shares qualify as an "arm's length interest" under the Canadian Tax Act and it is reasonable to conclude that the holder has no tax avoidance motive in respect of such shares. **No assurance can be given that the shares of Molson Coors common stock or exchangeable shares will qualify as arm's length interests and shareholders should consult their own tax advisors in this respect.**

Foreign Property Information Reporting

In general, a "specified Canadian entity", as defined in the Canadian Tax Act, for a taxation year or fiscal period whose total cost amount of "specified foreign property", as defined in the Canadian Tax Act, at any time in the year or fiscal period exceeds $100,000, is required to file an information return for the year or period disclosing prescribed information, including the cost amount, any dividends received in the year, and any gains or losses realized in the year, in respect of such property. With

some exceptions, a taxpayer resident in Canada in the year will be a specified Canadian entity. Exchangeable shares and preferred shares of Molson Coors Exchangeco, ancillary rights, shares of Molson Coors common stock and options to acquire shares of Class B common stock of Molson Coors will constitute specified foreign property to a shareholder. **Accordingly, holders of exchangeable shares, shares of Molson Coors common stock and such options should consult their own advisors regarding compliance with these rules.**

Dissenting Molson Shareholders

A dissenting Molson shareholder is entitled, if the arrangement becomes effective, to be paid by Molson or Molson Coors Exchangeco the fair value of Molson shares held by the dissenting shareholder. For a description of the dissent rights of a Molson shareholder, see "Description of Merger Transaction—Dissenting Shareholder's Rights" above. The Canadian federal income tax consequences to a dissenting Molson shareholder are different depending on whether the payment is made by Molson or by Molson Coors Exchangeco. Such a dissenting Molson shareholder cannot control whether the payment will be made by Molson or by Molson Coors Exchangeco.

Payment made by Molson. Upon the receipt of a payment by Molson, a dissenting shareholder will be deemed to receive a taxable dividend equal to the amount by which the amount paid by Molson (other than in respect of interest awarded by the court) exceeds the paid-up capital (for purposes of the Canadian Tax Act) of such shareholder's Molson shares. Such dissenting shareholder will also be considered to have disposed of the Molson shares for proceeds of disposition equal to the amount received by such shareholder from Molson, less the amount of the deemed dividend and interest awarded by a court. As a result, such dissenting shareholder will also realize a capital loss (or a capital gain) equal to the amount by which the sum of (i) the adjusted cost base to the shareholder of the Molson shares and (ii) any reasonable costs of disposition, exceeds (or is less than) such proceeds of disposition. The deemed dividend is subject to the same tax treatment described above under the heading "Dividends on Molson Coors Exchangeco Exchangeable Shares". In the case of a shareholder that is a corporation, it is possible that in some circumstances all or part of the deemed dividend may be treated as proceeds of disposition and not as a dividend.

Payment made by Molson Coors Exchangeco. Upon the receipt of a payment by Molson Coors Exchangeco, a dissenting shareholder will be considered to have disposed of the Molson shares for proceeds of disposition equal to the amount received by such shareholder from Molson Coors Exchangeco (other than in respect of interest awarded by the court). As a result, such dissenting shareholder will realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition exceed (or are less than) the sum of (i) the adjusted cost base to the shareholder of its Molson shares and (ii) any reasonable costs of disposition.

Any interest awarded to a dissenting shareholder by the court will be includable in such shareholder's income for purposes of the Canadian Tax Act.

For a description of the tax treatment of capital gains and losses, see "Taxation of Capital Gain or Capital Loss" above.

Molson Shareholders Not Resident in Canada

The following section of the summary is applicable to a holder of Molson Class A non-voting shares and/or Molson Class B common shares who, for the purposes of the Canadian Tax Act and any applicable income tax treaty, at all relevant times is not, and is not deemed to be, a resident of Canada and does not, and is not deemed to, use or hold Molson Class A non-voting shares, Molson Class B common shares, Class A preferred shares, Class B1 preferred shares, Class B2 preferred shares, shares of Molson Coors Class A common stock or shares of Molson Coors Class B common stock in, or in the course of, carrying on a business in Canada. Such a shareholder is hereinafter referred to as a non-resident shareholder.

Receipt of Special Dividend

The special dividend will be subject to Canadian withholding tax under the Canadian Tax Act at a rate of 25%, unless the rate is reduced under the provisions of an applicable income tax treaty. For example, under the Canada—United States Income Tax Convention (the "Canada—U.S. treaty"), the withholding tax rate is generally reduced to 15% in respect of dividends paid to a person who is the beneficial owner of the dividend and who is resident in the United States for purposes of the Canada—U.S. treaty.

Dispositions of Shares of Molson and Shares of Molson Coors Exchangeco

A non-resident shareholder for whom shares of Molson or preferred shares of Molson Coors Exchangeco are not taxable Canadian property will not be subject to tax under the Canadian Tax Act on the disposition of such shares. Generally, Molson Class A non-voting shares and Molson Class B common shares will not be "taxable Canadian property" to a non-resident shareholder at a particular time provided that (i) the shares are listed on a "prescribed stock exchange" (which includes the Toronto Stock Exchange and the New York Stock Exchange), (ii) the non-resident shareholder, persons not dealing at arm's length with the non-resident shareholder and the non-resident shareholder together with such persons have not owned 25% or more of the shares of any class of shares of Molson at any time during the 60-month period ending at the particular time, and (iii) such shares are not deemed to be taxable Canadian property to the non-resident shareholder under the provisions of the Canadian Tax Act. Generally, Class A preferred shares, Class B1 preferred shares and Class B2 preferred shares will not be "taxable Canadian property" to a non-resident shareholder at a particular time provided that (i) the shares are listed on a "prescribed stock exchange" (which includes the Toronto Stock Exchange), (ii) the non-resident shareholder, persons not dealing at arm's length with the non-resident shareholder and the non-resident shareholder together with such persons have not owned 25% or more of the shares of any class of shares of Molson Coors Exchangeco at any time during the 60-month period ending at the particular time, and (iii) such shares are not deemed to be taxable Canadian property to the non-resident shareholder under the provisions of the Canadian Tax Act.

Dissenting Molson Non-Resident Shareholders

A dissenting non-resident shareholder of Molson is entitled, if the arrangement becomes effective, to be paid by Molson or Molson Coors Exchangeco the fair value of Molson shares held by the dissenting shareholder. For a description of the dissent rights of a Molson shareholder, see "Description of the Merger Transaction—Dissenting Shareholders' Rights" above. The Canadian federal income tax consequences to a dissenting non-resident shareholder of Molson are different depending on whether the payment is made by Molson or by Molson Coors Exchangeco. Such a dissenting Molson shareholder cannot control whether the payment will be made by Molson or by Molson Coors Exchangeco.

Payment made by Molson. Upon the receipt of a payment by Molson, a dissenting non-resident shareholder will be deemed to receive a dividend and to realize a capital loss (or capital gain) as described above under the heading "Molson Shareholders Resident in Canada—Dissenting Molson Shareholders" above. Any deemed dividends (and any interest) paid to such a non-resident shareholder will be subject to Canadian withholding tax at the rate of 25%, unless the rate is reduced under the provisions of an applicable income tax treaty. For example, under the Canada—U.S. treaty, the withholding tax rate is generally reduced to 15% in respect of dividends and to 10% in respect of interest paid to a person who is the beneficial owner of the dividend or interest, as the case may be, and who is resident in the United States for purposes of the Canada—U.S. treaty.

Payment made by Molson Coors Exchangeco. Upon the receipt of a payment by Molson Coors Exchangeco, a dissenting shareholder will be considered to have disposed of the Molson shares for

proceeds of disposition equal to the amount received from Molson Coors Exchangeco (other than in respect of interest awarded by the court). A non-resident dissenting shareholder for whom shares of Molson are not "taxable Canadian property", as described above under the heading "—Dispositions of Shares of Molson and Shares of Molson Coors Exchangeco" will not be subject to tax under the Canadian Tax Act on the disposition of such shares. Any interest paid to such a non-resident shareholder will be subject to Canadian withholding tax at the rate of 25%, unless the rate is reduced under the provisions of an applicable income tax treaty.

Eligibility for Investment in Canada

Qualified Investment. The exchangeable shares and preferred shares of Molson Coors Exchangeco and the shares of Molson Coors Class A common stock and shares of Molson Coors Class B common stock will be "qualified investments" under the Canadian Tax Act for trusts governed by registered retirement savings plans (RRSPs), registered retirement income funds (RRIFs), deferred profit sharing plans (DPSPs) or registered education savings plans (RESPs), as defined in the Canadian Tax Act provided that such shares are listed on a "prescribed stock exchange" (which includes the Toronto Stock Exchange and the New York Stock Exchange).

Ancillary rights received by holders of exchangeable shares will not be "qualified investments" for trusts governed by RRSPs, RRIFs, RESPs or DPSPs. As described above, Molson is of the view that ancillary rights have only nominal value. This determination of value is not binding on the CRA and it is possible that the CRA could take a contrary view. On the basis that the fair market value of the ancillary rights is nominal, there should be no material adverse tax consequences to trusts governed by RRSPs, RRIFs or DPSPs as a result of acquiring or holding such ancillary rights. **However, RESPs holding such ancillary rights may realize material adverse consequences and should consult their own tax advisors on this matter.**

Foreign Property. Trusts governed by RRSPs, RRIFs or DPSPs, registered pension plans and certain other persons subject to Part XI of the Canadian Tax Act are subject to a penalty tax on excessive holdings of foreign property.

The exchangeable shares will not be "foreign property" under the Canadian Tax Act for trusts governed by RRSPs, RRIFs or DPSPs, registered pension plans or for certain other persons subject to tax under Part XI of the Canadian Tax Act provided that the exchangeable shares are listed on a "prescribed stock exchange" (which includes the Toronto Stock Exchange) and Molson Coors Exchangeco maintains a "substantial Canadian presence" as defined in the Canadian Tax Act.

Ancillary rights received by holders of exchangeable shares will be "foreign property" for purposes of Part XI of the Canadian Tax Act. As described above Molson is of the view that such ancillary rights have only nominal value. This determination of value is not binding on the CRA and it is possible that the CRA could take a contrary view. On the basis that the fair market value of the ancillary rights is nominal, there should be no material adverse tax consequences to such entities from holding the ancillary rights as foreign property.

Shares of Molson Coors Class A common stock and shares of Molson Coors Class B common stock will be "foreign property".

Material Canadian Federal Income Tax Consequences to Molson Optionholders

Subject to the qualifications and assumptions contained herein, the following portion of this summary is applicable to holders of options to acquire Molson Class A non-voting shares who (i) are resident or deemed to be resident in Canada for the purpose of the Canadian Tax Act, (ii) deal at arm's length with, and are not affiliated with, any of Molson, Molson Coors Exchangeco, Callco or Molson Coors, (iii) are current or former employees or directors of Molson (or any subsidiary), and (iv) received their options to acquire Molson Class A non-voting shares in respect of, in the course of, or by virtue of, such employment or in consideration for the services performed by them as directors,

as the case may be, at a time when Molson was not a "Canadian-controlled private corporation" within the meaning of the Canadian Tax Act.

Exercise of Options to Acquire Molson Class A Non-Voting Shares

Molson optionholders who exercise their options to acquire Molson Class A non-voting shares prior to the effective time of the arrangement will be subject to income tax consequences arising on such exercise which are not addressed in this summary and which may be relevant to a Molson optionholder's decision as to whether to exercise his or her options to acquire Molson Class A non-voting shares prior to such time. **Molson optionholders who are considering the exercise of their options should consult their own tax advisors to determine the tax consequences to them of such exercise.**

Exchange of Options to Acquire Molson Class A Non-Voting Shares for Options to Acquire Molson Coors Class B Common Stock

The terms of the arrangement provide that options to acquire Molson Class A non-voting shares that are not exercised prior to the effective time of the arrangement will be exchanged for options to acquire shares of Molson Coors Class B common stock. A holder of an option to acquire Molson Class A non-voting shares who exchanges such option for an option to acquire shares of Molson Coors Class B common stock will not be considered to have disposed of the option to acquire Molson Class A non-voting shares provided that the only consideration received by the holder on the exchange is an option to acquire shares of Molson Coors Class B common stock, and (i) the total value of the shares of Molson Coors Class B common stock that the holder is entitled to acquire under the option to acquire shares of Molson Coors Class B common stock immediately after the exchange (in excess of the total amount payable by the holder to acquire the shares of Molson Coors Class B common stock) is not greater than (ii) the total value of the Molson Class A non-voting shares that the holder was entitled to acquire under the option to acquire Molson Class A non-voting shares immediately before the exchange (in excess of the amount payable by the holder to acquire the Molson Class A non-voting shares). As the only consideration a holder of an option to acquire Molson Class A non-voting shares will receive on the exchange of such option will be an option to acquire shares of Molson Coors Class B common stock and as Molson has advised counsel that the amounts referred to in (i) and (ii) above will be equal to each other, no disposition should arise on the exchange of an option to acquire Molson Class A non-voting shares for an option to acquire shares of Molson Coors Class B common stock under the arrangement. However, should the CRA challenge this view and ultimately succeed in establishing that the amount referred to in (ii) above is greater than the amount referred to in (i) above, the holder will be required to include in income as a benefit from employment the amount by which the value of the option to acquire shares of Molson Coors Class B common stock exceeds the amount, if any, paid to acquire the option to acquire Class A non-voting shares of Molson. In such event, the holder may, depending on the circumstances, be entitled to a deduction in computing taxable income equal to one-half of the benefit.

Material U.S. Federal Income Tax Consequences to Molson Shareholders

The following is a summary of the material U.S. federal income tax consequences to U.S. Holders (as defined below) and Non-U.S. Holders (as defined below, and together with U.S. Holders, "Holders") who exchange Molson shares in the merger transaction.

Except where noted, this summary deals only with Holders who hold their Molson shares as capital assets, and does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

- a broker or dealer in securities or currencies;

- a financial institution;
- a regulated investment company;
- a real estate investment trust;
- a tax-exempt organization;
- an insurance company;
- a person holding the Molson shares as part of a hedging, integrated, conversion, wash or constructive sale transaction or a straddle or synthetic security;
- a trader in securities that has elected the mark-to-market method of accounting for your securities;
- a person liable for alternative minimum tax;
- a person who acquired Molson shares in a compensatory transaction;
- a Non-U.S. Holder who is or has previously been engaged in the conduct of a trade or business in the United States;
- a person who is an investor in a pass-through entity;
- a person owning 10% or more of the voting stock of Molson;
- a U.S. Holder whose "functional currency" is not the U.S. dollar;
- a "controlled foreign corporation";
- a "foreign personal holding company";
- a "passive foreign investment company"; or
- a U.S. expatriate.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date of this document. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not represent a detailed description of the U.S. federal income tax consequences to you in light of your particular circumstances.

If a partnership holds Molson shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Molson shares, you are urged to consult your tax advisors.

You are urged to consult your own tax advisors concerning the application of the U.S. federal income tax laws to your particular situation as well as any consequences to you arising under the laws of any other taxing regime or jurisdiction, including estate, gift, state and local tax consequences.

Consequences to U.S. Holders

"U.S. Holder" means a beneficial owner of Molson shares that is for U.S. federal income tax purposes:

- an individual citizen or resident of the United States;
- a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state of the United States or the District of Columbia;

- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
- a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) was in existence on August 20, 1996 and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Exchange of Molson shares for Molson Coors Exchangeco Preferred Shares. The exchange of Molson shares for Molson Coors Exchangeco preferred shares and any cash received in lieu of fractional shares will be a fully taxable exchange for U.S. federal income tax purposes. Consequently, upon the exchange a U.S. Holder will recognize a gain or loss equal to the difference between (i) the sum of the fair market value, as of the exchange date, of the Molson Coors Exchangeco preferred shares received in the exchange and any cash received in lieu of fractional shares and (ii) the U.S. Holder's tax basis in its Molson shares. Gain or loss on the exchange of Molson shares will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. The tax basis of Molson Coors Exchangeco preferred shares received will be equal to the fair market value of those shares as of the exchange date.

A U.S. Holder that receives Canadian dollars in lieu of fractional shares and converts such Canadian dollars into U.S. dollars on the day the amount may be included in income generally will not be required to recognize gain or loss arising from exchange rate fluctuations. A U.S. Holder that receives Canadian dollars and converts them into U.S. dollars subsequent to their receipt will generally have foreign exchange gain or loss based on any appreciation or depreciation in the value of the Canadian dollar against the U.S. dollar (subject to certain de minimis exceptions), which will generally be U.S. source ordinary gain or loss.

Exchange of Molson Coors Exchangeco Preferred Shares for Molson Coors Common Stock. The exchange of Molson Coors Exchangeco preferred shares for Molson Coors common stock will be a fully taxable exchange for U.S. federal income tax purposes. Consequently, upon the exchange a U.S. Holder will recognize gain or loss equal to the difference between (i) the sum of the fair market value, as of the exchange date, of the Molson Coors common stock received in the exchange and (ii) the U.S. Holder's tax basis in its Molson Coors Exchangeco preferred shares.

Molson is of the view that the fair market value of a preferred share of Molson Coors Exchangeco is equal to the fair market value of the Molson Coors common stock for which that preferred share will be exchanged. Accordingly, it is expected that a U.S. Holder will not recognize any additional gain or loss upon the exchange of Molson Coors Exchangeco preferred shares for Molson Coors common stock. The tax basis of Molson Coors common stock received will be equal to the fair market value of that stock on the exchange date. The holding period for those shares will begin on the day after the exchange date.

Taxation of Special Dividend

Molson intends to take the position that the gross amount of the special dividend paid to U.S. Holders (including amounts withheld to reflect Canadian withholding taxes) will be treated as dividend income to such U.S. Holders, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The special dividend will not be eligible for the dividends received deduction allowed to corporations under the Code. Subject to certain conditions and limitations (including minimum holding periods), the special dividend may qualify for a reduced 15 percent rate of tax applicable to individuals and certain trusts and estates under the Code.

The amount of the dividend will equal the U.S. dollar value of the Canadian dollars received calculated by reference to the exchange rate in effect on the date the special dividend is received by

the U.S. Holder regardless of whether the Canadian dollars are converted into U.S. dollars. If the Canadian dollars received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars will be treated as ordinary income or loss.

The maximum rate of withholding tax on dividends paid to a U.S. Holder pursuant to the Canada-United States Income Tax Convention is 15 percent. U.S. Holders will be required to demonstrate their entitlement to the reduced rate of withholding under the Convention. Subject to certain conditions and limitations, Canadian withholding taxes on the special dividend may be creditable against a U.S. Holder's U.S. federal income tax liability. For purposes of calculating the foreign tax credit, the special dividend will be treated as income from sources outside the United States. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that the amount of the special dividend exceeds Molson's current and accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital (reducing the adjusted basis in such Molson shares with the result that the holder would have an increased gain or a reduced loss in the subsequent exchange of Molson shares for shares of Molson Coors Exchangeco.) The balance in excess of adjusted basis will be taxed as a capital gain recognized on a sale or exchange of the Molson shares. Consequently, such distribution in excess of Molson's current and accumulated earnings and profits would not give rise to foreign source income and a U.S. Holder would not be able to use the foreign tax credit arising from any Canadian withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other foreign source income.

It is possible the Internal Revenue Service could disagree with Molson's characterization of the special dividend as a dividend-type distribution for U.S. federal income tax purposes and instead treat the special dividend as a consideration paid by Molson in exchange for a portion of a U.S. Holder's Molson shares. In such case, a U.S. Holder would recognize capital gain or loss equal to the gross amount of the special dividend received less such U.S. Holder's basis in the Molson shares deemed to have been exchanged for the special dividend. This would have the effect of reducing such U.S. Holder's basis in the Molson shares subsequently exchanged for shares of Molson Coors Exchangeco and thus increasing any gain or reducing any loss that would otherwise be recognized in such exchange. Any gain or loss recognized by a U.S. Holder generally would be treated as U.S. source gain or loss. Consequently, if the special dividend were treated as a paid in exchange for Molson shares, it is possible a U.S. holder would not be able to use the foreign tax credit arising from any Canadian withholding tax imposed on the special dividend unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other foreign source income.

Moreover, because Pentland has agreed to forego participation in the special dividend, there is a risk that for U.S. federal income tax purposes the payment of the special dividend will be treated as if each Molson shareholder (including Pentland) received a pro rata distribution from Molson, following which Pentland transferred all of its distribution to the other Molson shareholders. In such event, the deemed transfer by Pentland to the other Molson shareholders could be viewed, based on all of the facts and circumstances, as an inducement payment by Pentland. Under this interpretation, the additional amount to which a Molson shareholder is entitled as a result of Pentland not participating in the special dividend—*i.e.,* the amount of the special dividend actually received (Cdn.$3.26 per share) over the amount of the distribution each shareholder would have received absent Pentland's forbearance (Cdn.$3.00 per share)—would be taxable as ordinary income. Such ordinary income would not be eligible for the special reduced rates of taxation applicable to long-term capital gains and certain dividends received by U.S. Holders who are individuals, and would be taxable to any U.S. Holder without regard to whether the U.S. Holder realized a gain on the exchange of its Molson shares. According to Rev. Rul. 73-223, 1973-1 C.B. 179, the determination of whether there has been a taxable

inducement payment is based on the facts and circumstances of the transaction. Accordingly, you are encouraged to consult your tax advisor concerning the validity of the revenue ruling and its application to you.

Consequences to Non-U.S. Holders

"Non-U.S. Holder" means a beneficial owner of Molson shares (other than a partnership) that is not a U.S. Holder.

Dividends Received by Non-U.S. Holders on Molson Coors Common Stock. Dividends paid to a Non-U.S. Holder of Molson Coors common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Under the Canada-U.S. Income Tax Convention, dividends from U.S. sources distributed to persons that are residents of Canada for purposes of the Canada-U.S. Income Tax Convention are currently subject to a maximum withholding rate of 15%. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (or, where a tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, those dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. person as defined under the Code. Any effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder will be required to satisfy certification requirements to claim treaty benefits or otherwise claim a reduction of, or exemption from, the U.S. withholding tax described above.

Gain or Loss on Disposition of Molson Coors Common Stock. Any gain realized on the disposition of Molson Coors common stock generally will not be subject to U.S. federal income tax unless:

- the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or, if a tax treaty applies, is attributable to a permanent establishment of the Non-U.S. Holder in the United States;

- in the case of gain recognized by an individual Non-U.S. Holder, the individual is present in the United States for 183 days or more during the taxable year of disposition and other conditions set forth in the Code are met; or

- Molson Coors is or has been a "United States real property holding corporation" for U.S. federal income tax purposes.

An individual Non-U.S. Holder described in the first bullet point in the list immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in the second bullet point in the list immediately above will be subject to a flat 30% tax (or such lower rate as may be provided by an applicable income tax treaty) on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. If a Non-U.S. Holder that is a foreign corporation falls under the first bullet point in the list immediately above, it will be subject to tax on its net gain in the same manner as if it were a U.S. person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Coors believes it is not and does not anticipate Molson Coors becoming a "United States real property holding corporation" for U.S. federal income tax purposes. If Molson Coors or Coors nevertheless constituted a United States real property holding corporation at a relevant time, a Non-U.S. Holder who at no time actually or constructively owned more than 5% of the Molson Coors or Coors common stock generally would not be subject to United States federal income or withholding

tax on the relevant gain or the proceeds of sale, provided that the Molson Coors or Coors common stock was regularly traded on an established securities market within the meaning of the applicable regulations.

United States Federal Estate Tax. Molson Coors common stock held by an individual Non-U.S. Holder at the time of death will be included in that Holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Dividends Received by Non-U.S. Holders on Exchangeable Shares. Molson Coors Exchangeco does not intend to withhold any amounts in respect of U.S. withholding tax from dividends paid with respect to exchangeable shares. However, no statutory, judicial or administrative authority exists that directly addresses the U.S. federal income tax treatment of dividends on the exchangeable shares. If dividends on the exchangeable shares were determined to constitute income from U.S. sources, Non-U.S. Holders of exchangeable shares likely would be subject to U.S. withholding tax at a rate of 30%, or such lower rate as provided by an applicable income tax treaty. Under the Canada-U.S. Income Tax Convention, dividends from U.S. sources distributed to persons that are residents of Canada for purposes of the Canada-U.S. Income Tax Convention are currently subject to a maximum withholding rate of 15%.

Molson Coors Exchangeco will pay additional amounts with respect to any dividends paid to a Canadian resident exchangeable shareholder in the event that any withholding taxes, other than the Canadian federal or provincial taxes withheld at the source, are imposed, directly or indirectly, in respect of such dividends. Subject to specified limitations, these additional amounts will be determined such that, on an after-tax basis, the Canadian resident holder receives the same amount that it would have received if no non-Canadian withholding taxes had been imposed. Molson Coors Exchangeco will not be required to pay additional amounts in respect of withholding taxes imposed at a rate in excess of the withholding tax rate applicable to payments of dividends to individuals under the Canada-U.S. Income Tax Convention.

Holders of exchangeable shares will be required to provide proper certification to Molson Coors Exchangeco establishing eligibility for the 15% withholding rate applicable to dividends under the Canada-U.S. Income Tax Convention.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to the amount of dividends paid to a Holder on Molson Coors common stock or to the proceeds received by a Holder from the sale or exchange of Molson shares in the merger transaction and the special dividend, Molson Coors Exchangeco preferred shares in the merger transaction or Molson Coors common stock, unless the Holder is eligible for an exemption. Backup withholding may be imposed (currently at a 28% rate) on the above payments if a Holder (i) fails to provide a taxpayer identification number or certification of exempt status or (ii) fails to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

Elections Available to Molson Securityholders

Procedures for Election and Exchange of Share Certificates and Options

You will receive with this circular one or both of the two letters of transmittal and election forms which are being delivered to holders of Molson Class A non-voting shares and Molson Class B common shares.

If you hold Molson shares that are registered in the name of a broker, investment dealer, bank, trust company or other nominee, you should contact that nominee for instructions about how to deliver your Molson shares.

Any use of the mails to transmit a share certificate and a letter of transmittal and election form is at your risk. If you mail these documents, we recommend that registered mail, with return receipt requested, properly insured, be used.

Molson Class A Non-Voting Shareholders

If you are a holder of Molson Class A non-voting shares, you should properly complete, sign and return the Molson Class A non-voting letter of transmittal and election form, together with your share certificate or certificates for your Molson Class A non-voting shares and all other documents identified in the letter of transmittal and election form to the depository at an address specified on the last page of the form by no later than 5:00 p.m. (Montréal time) on • , 2004, or, if the Molson special meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Molson special meeting is to be reconvened, to enable you to elect to obtain, in respect of each such share, at your option:

- 0.360 of a Class B exchangeable share of Molson Coors Exchangeco (and certain ancillary rights) with a whole share being exchangeable at any time on a one-for-one basis for a share of Class B common stock of Molson Coors,
- 0.360 of a Class B1 preferred share and 0.360 of a Class B2 preferred share of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for 0.360 of a share of Class B common stock of Molson Coors. As a result, a Molson shareholder will receive 0.360 of a share of Molson Coors Class B common stock for each Class A non-voting share of Molson, or
- an equivalent combination of Class B exchangeable shares and, through the preferred share exchange, shares of Molson Coors Class B common stock, as selected by the holder.

Only holders of Molson shares that are residents of Canada for purposes of the *Income Tax Act* (Canada) or partnerships any member of which is a resident of Canada for purposes of that law may elect to receive exchangeable shares. A holder may exercise this right with respect to all or any portion of the holder's Molson shares.

If no letter of transmittal is returned prior to the election deadline, an election will be made for the holder based on the address of the record holder of the shares (as shown in the Molson shareholder register). Holders with a record address in Canada will receive only exchangeable shares, and holders with a record address outside of Canada will receive only preferred shares of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for shares of Molson Coors common stock.

Molson Class B Common Shareholders

If you are a holder of Molson Class B common shares, you should properly complete, sign and return the Molson Class B common shares letter of transmittal and election form, together with your share certificate or certificates for your Molson Class B common shares and all other documents identified in the letter of transmittal and election form to the depository at an address specified on the last page of the form by no later than 5:00 p.m. (Montréal time) on • , 2004, or if the Molson

special meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Molson special meeting is to be reconvened, to enable you to obtain for each Molson Class B common share, at your option:

- both:
  - 0.126 of a Class A exchangeable share of Molson Coors Exchangeco (and certain ancillary rights) with a whole share being exchangeable at any time on a one-for-one basis for a share of Molson Coors Class A common stock; and
  - 0.234 of a Class B exchangeable share of Molson Coors Exchangeco (and certain ancillary rights) with a whole share being exchangeable at any time on a one-for-one basis for a share of Molson Coors Class B common stock;

  or
- both:
  - 0.126 of a Class A preferred share of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for 0.126 of a share of Class A common stock of Molson Coors, and
  - 0.234 of a Class B1 preferred share and 0.234 of a Class B2 preferred share of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for 0.234 of a share of Class B common stock of Molson Coors;

  or
- an equivalent combination of exchangeable shares and, through the preferred share exchange, shares of Molson Coors common stock, as selected by the holder.

Only holders of Molson shares that are residents of Canada for purposes of the *Income Tax Act* (Canada) or partnerships any member of which is a resident of Canada for purposes of that law may elect to receive exchangeable shares. A holder may exercise this right with respect to all or any portion of the holder's Molson shares.

If no letter of transmittal is returned prior to the election deadline, an election will be made for the holder based on the address of the record holder of the shares (as shown in the Molson shareholder register). Holders with a record address in Canada will receive only exchangeable shares, and holders with a record address outside of Canada will receive only preferred shares of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for shares of Molson Coors common stock.

Molson Optionholders

If you hold options to purchase Molson Class A non-voting shares, you are entitled under the arrangement to receive in exchange for your options, options to purchase a number of shares of Molson Coors Class B common stock as described under "Description of the Merger Transaction—Treatment of Stock Options" beginning on page 103. You are under no obligation to exercise your Molson options before the effective time. Molson options that have not been exercised prior to the effective time will be exchanged under the arrangement for replacement options to acquire shares of Molson Coors Class B common stock.

Share Certificates

At or promptly after the effective time of the arrangement, Molson Coors Exchangeco will deposit with the depository, for the benefit of holders of Molson shares who will receive exchangeable shares in connection with the arrangement, certificates representing the exchangeable shares issued in the plan of arrangement upon exchange of the shares of Molson. Upon surrender to the depository of a certificate which, immediately prior to the effective time of the arrangement, represented one or more shares of

Molson together with other required documents, you will receive a certificate representing that number of the appropriate class of exchangeable shares which you are entitled to receive under the arrangement.

At or promptly after the effective time of the arrangement, Molson Coors Exchangeco will deposit with Molson's transfer agent, for the benefit of holders of Molson shares who have elected or are deemed to have elected to receive preferred shares of Molson Coors Exchangeco, three global certificates representing the Class A, Class B1 and Class B2 preferred shares issued under the plan of arrangement upon exchange of the shares of Molson. The depository will deliver the global certificates on behalf of the holders of preferred shares to Callco and then cancel the global certificates upon the deposit with the depository by Callco of certificates representing that number of shares of the corresponding class of Molson Coors common stock evidenced by each global certificate. Upon surrender to the depository of a certificate which, immediately prior to the effective time of the arrangement, represented one or more shares of Molson together with other required documents, you will receive a certificate representing that number of the appropriate class of Molson Coors common stock which you are entitled to receive under the arrangement.

No certificates representing preferred shares of Molson Coors Exchangeco (other than the global certificates described above) will be issued to holders of Molson shares.

If your certificate for shares of Molson has been destroyed, lost or mislaid, you should contact Molson's transfer agent at (416) 643-5500, or toll free at 1-800-387-0825, regarding the issuance of a replacement certificate upon your satisfying any requirements imposed by Molson in connection with the issuance of the replacement certificate.

Holding Company Alternative

Under the terms of the combination agreement, if you hold Molson shares directly or indirectly through one or more federal Canadian holding companies incorporated after August 15, 2004, you will have the option of completing a corporate reorganization with Molson prior to the effective time of the arrangement. Under this "holding company alternative", Molson will purchase all of the issued and outstanding shares of your Canadian holding company in exchange for the issuance by Molson of the same number of Molson Class A non-voting shares or Molson Class B common shares, as the case may be, as are held by your holding company at the time of the purchase and sale. If you participate in the holding company alternative, you will receive, directly or indirectly, the same consideration under the arrangement that would otherwise have been received by your holding company. Your holding company will become a wholly-owned subsidiary of Molson under the holding company alternative. Molson intends voluntarily to dissolve or liquidate or amalgamate with all those holding companies under the CBCA prior to the effective time of the arrangement.

Choosing the holding company alternative will require you to implement a complex corporate structure through which to hold Molson shares. The holding company alternative may have favorable Canadian federal income tax consequences for you that are not described in this document. If you wish to avail yourself of the holding company alternative, you should consult your own financial, tax and legal advisors.

You will be permitted to participate in the holding company alternative provided that all of the following terms and conditions are satisfied:

- you advise Molson c/o Molson's Secretary at 1555 Notre Dame Street East, 4th Floor, Montréal, Québec H2L 2R5, not later than 5:00 p.m. (Montréal time) on • , 2004, or, if the Molson special meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the time that the adjourned Molson special meeting is to be reconvened, in writing, that you wish to participate in the holding company alternative;
- you hold or will hold Molson shares indirectly through a holding company that was incorporated under the CBCA after August 15, 2004 and was used solely in relation to the holding company

alternative, has at all times since its incorporation been validly in existence and in good standing under the CBCA, and is a resident of Canada and a "taxable Canadian corporation" for the purposes of the *Income Tax Act* (Canada);

- you and your holding company enter into a holding company participation agreement, as described below, with, among others, Molson, substantially in the form of agreement attached as Appendix I to the combination agreement;
- you provide Coors and Molson with security satisfactory to Coors and Molson in respect of your obligations under the holding company participation agreement;
- your holding company does not declare or pay dividends (except as agreed to by Coors and Molson) or effect other distributions or redemptions, except that in the event that the holding company receives a dividend from Molson, the holding company will declare and pay a dividend and/or redeem shares in the same amount and form immediately following the receipt of the dividend by the holding company and prior to the completion of the holding company alternative;
- the holding company participation agreement, together with any accompanying required documentation is completed, executed and returned to Molson's Secretary at 1555 Notre Dame Street East, 4th Floor, Montréal, Québec H2L 2R5 not later than 5:00 p.m. (Montréal time) on ● , 2004 or, if the Molson special meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the time that the adjourned Molson special meeting is to be reconvened;
- if you are not a resident of Canada within the meaning of the *Income Tax Act* (Canada), you provide to Molson, at the time the holding company alternative is completed, a certificate under section 116 of the *Income Tax Act* (Canada) and any equivalent provision of provincial legislation, in form and substance satisfactory to Coors and Molson, acting reasonably, or you enter into arrangements satisfactory to Coors and Molson, acting reasonably, if a section 116 certificate (or any equivalent provincial certificate) is not available at that time;
- any exemptions requested from any applicable Canadian securities regulatory authority and the court in the interim order are obtained; and
- all other terms and conditions of the holding company alternative are satisfactory to Coors and Molson, acting reasonably.

Molson will apply for orders from the applicable Canadian securities regulatory authorities exempting Molson from the issuer bid and any prospectus and dealer registration requirements of the Canadian provincial securities legislation in connection with the holding company alternative.

You must prepare, at your expense, all tax returns of the holding company in respect of all periods ending on or prior to the completion of the holding company alternative, and must not file the returns without the prior approval of Coors and Molson of all the returns as to form and substance.

The form of the holding company participation agreement referred to above contains representations and warranties, covenants and conditions that are customary for transactions of this nature, including representations and warranties that you must make in respect of your holding company to the effect that:

- the holding company is a corporation duly incorporated and validly existing and in good standing under the CBCA;
- all of the issued and outstanding shares of the holding company are held directly or indirectly by you;
- upon completion of the holding company alternative, Molson will acquire the sole legal and beneficial ownership of all of the issued and outstanding shares of the holding company;

- the holding company has no material assets other than the Molson shares and has no liabilities whatsoever except as set out in the holding company participation agreement;
- since incorporation, the sole activities of the holding company have been the acquisition and ownership of the Molson shares and other matters expressly contemplated by the holding company participation agreement;
- the holding company is not a party to nor bound or affected by any agreements, commitments or undertakings of any nature whatsoever other than the holding company participation agreement and except as agreed to by Molson and Coors;
- in respect of tax matters, among other things, concerning the holding company:
  - has duly and timely paid all taxes which are or have been due and payable by it;
  - has duly and timely filed with the appropriate taxing or other governmental authority all tax returns required to be filed by it;
  - is a "taxable Canadian corporation" for purposes of the *Income Tax Act* (Canada); and
- there are no suits, actions, litigation, or other proceedings in progress, pending or threatened against or relating to the holding company.

The form of holding company participation agreement also provides for:

- the payment by you of all costs and expenses incurred in connection with any transaction entered into under the holding company participation agreement;
- an indemnity in favor of Coors, Molson, Molson Coors Exchangeco, Callco and the holding company (and their respective directors and officers, employees, advisors and agents) from all actions, claims, demands, processes, proceedings, losses, damages, liabilities, deficiencies, taxes, costs and expenses suffered or incurred by Coors, Molson, Molson Coors Exchangeco and Callco and the holding company (and their respective directors and officers, employees, advisors and agents), in connection with the holding company alternative as a result of:
  - any breach by you or the vendors of any representation, warranty, obligation or covenant of you or the vendors to Molson;
  - any liability sustained, incurred, assumed or acquired by the holding company on or before the completion of the holding company alternative; or
  - any liability that would not have been sustained, suffered or incurred by Coors, Molson, Molson Coors Exchangeco or Callco and the holding company (and their respective directors and officers, employees, advisors and agents) but for the completion of the holding company alternative and the transactions contemplated in the holding company participation agreement; and
- a release of Coors, Molson, Molson Coors Exchangeco or Callco (and their respective successors, assigns, parent companies, subsidiaries, affiliated companies, and all of the present and former directors, officers, employees, advisors and agents of these entities) from all liabilities suffered or incurred as a result of certain information provided by any of them to you in connection with the holding company alternative.

Information Concerning Molson

Unless otherwise indicated, all dollar amounts used under this "Information Concerning Molson" are expressed in Canadian dollars.

Business of Molson

Molson is Canada's largest brewer and one of the world's leading brewers of quality beer, ranking fourteenth in the world as measured by volume in fiscal 2004, with operations in Canada, Brazil and the United States. A global brewer with $3.5 billion in gross annual sales, Molson traces its roots back to 1786, making it North America's oldest beer company. Committed to brewing excellence, Molson combines the finest ingredients with the highest standards of quality to produce an award-winning portfolio of beers including Molson Canadian®, Molson Export™, Molson Dry®, Rickard's™, A Marca Bavaria™, Kaiser® and Bavaria®. Molson brews, distributes and sells the Coors Light® brand in Canada under agreements with Coors.

Molson Corporate Group

Molson and its wholly-owned subsidiary, Carling O'Keefe Breweries of Canada Limited, collectively have a 100% interest in Molson Canada and a 49.9% interest in Coors Canada both of which are Ontario general partnerships. In addition, Molson indirectly owns an 80% interest in Cervejarias Kaiser Brasil S.A., which is incorporated under the laws of Brazil, and a 50.1% interest in Molson USA, LLC, which is incorporated in Delaware in the United States.

Molson Canada

Molson's brewing operations are carried on in Canada through Molson Canada, an Ontario general partnership that is owned by Molson and Carling O'Keefe Breweries of Canada Limited, a wholly-owned subsidiary.

Molson Canada also has an exclusive license to brew Foster's Lager® in Canada for sale in Canada and the United States, and to brew Foster's Special Bitter® in Canada for sale in the United States. Molson Canada has the right to produce Asahi® for the United States market and also brews Molson's trademark products in Canada for sale in the United States.

On April 14, 2004, Molson announced a reorganizational change at Molson Canada, giving priority to strengthening the national core brands and adding emphasis to the development of key markets across the country. The new organization is headed by Kevin Boyce, the newly appointed president and chief operating officer of Molson North America, Les Hine, chief marketing officer, and David Perkins, president market development North America.

Coors Canada

Coors Canada, an Ontario partnership, is owned 50.1% by Molson Coors Exchangeco and 49.9% by Molson. Coors Canada is responsible for the management of the Coors brands in Canada. Under agreements between Molson and Coors, Molson is authorized to brew, distribute and sell Coors brands in Canada and currently brews, distributes and sells the Coors Light® brand. In fiscal 2001, the partnership and licensing agreements between Molson and Coors were extended for an indefinite period and included the addition of Molson performance standards for the Coors brand. These agreements enabled Molson to test and, if successful, to launch light beers in Canada. During fiscal 2004, sales volumes of Coors Light® and Coors Canada earnings achieved strong growth despite an aggressive competitive environment.

Cervejarias Kaiser Brasil S.A.

On December 21, 2000, Molson entered the South American beer market with the purchase of 100% of the shares of Bavaria S.A., a Brazilian company, with assets that included the Bavaria brand and brewing facilities from Companhia de Bebidas das Américas ("AmBev").

On March 18, 2002, Molson purchased 100% of the shares of Cervejarias Kaiser Brasil S.A., the second largest brewer in Brazil, for U.S.$765 million. The acquisition included the Kaiser brands and eight brewing facilities in Brazil. The acquisition was financed with U.S.$182 million in cash, including cash acquired, U.S.$150 million in Molson Class A non voting shares (or 7,785,878 of these shares) and debt of approximately U.S.$395 million, including cash acquired and before transaction costs. As part of the transaction, Kaiser continues to have access to the Coca-Cola distribution system in Brazil. Responsibility for the distribution of the Bavaria brand, which was assumed by AmBev, was transferred to Kaiser. Following the Kaiser acquisition, Molson combined the Kaiser and Bavaria operations.

On April 17, 2002, Heineken N.V. acquired 20% of Molson's total operations in Brazil, including Bavaria, for a purchase price of U.S.$218.3 million. As part of the transaction, Molson and Heineken signed a new licensing agreement for the Heineken brands in Brazil and extended the Canadian distribution agreement of Heineken products for 10 years to 2012.

Molson's market share in Brazil increased from approximately 3.1% prior to the acquisition to approximately 14.6% as at March 31, 2003 with the Kaiser acquisition. Following significant investment in marketing and advertising by one of its competitors during fiscal 2004, Molson's market share in Brazil decreased to 12.4% as at March 31, 2004, making it the third largest brewer in Brazil.

At the end of the first quarter of fiscal 2004, following poor volume performance, Kaiser, in conjunction with the related Coca-Cola bottlers, undertook to implement a strategy to establish a beer-dedicated sales force in six regions in Brazil. The main purpose of this strategy was to improve sales execution while taking full advantage of the Coca-Cola distribution system. The six selling regions were established and all sales centers were fully operational at year-end of fiscal 2004, with more than 1,200 sales employees covering approximately 30% of Kaiser's total volume. In addition, as a result of a detailed review of consumer preferences and in response to competitors' activities, the Kaiser brand was re-launched in the fourth quarter of fiscal 2004 with a new beer recipe, new advertising and new packaging.

On June 15, 2004, Kaiser announced the appointment of Fernando Tigre as president and chief executive officer effective July 1, 2004. Robert Coallier, who held that position for the two prior years, took on the new position of executive vice president corporate strategy and international operations of Molson. Mr. Tigre has vast experience in turning around, growing and improving the results of companies he has managed. He joins Kaiser at a time when the competitive environment is intense and sales and market share growth are one of the biggest challenges facing the brewer. Kaiser looks to make gains in expanded numeric distribution and continue the revitalization of the key brands.

Molson USA

Molson USA is the dedicated business unit with responsibility for Molson brands in the United States and is established in Golden, Colorado. Molson USA markets and distributes Molson owned brands which include Canadian®, Canadian Light®, Molson Ice™ and Golden® in the United States. Under the partnership agreement, Coors provides certain sales, distribution and administrative services required by this organization.

While Molson trademark products are available throughout the United States, including Alaska and Hawaii, the majority of sales are concentrated in the eastern region of the United States. During fiscal 2004, Molson USA's first priority was to increase momentum on the Canadian® trademark while reducing the decline of the Golden® and Molson Ice™ brands. Molson USA also introduced Molson

XXX™ in fiscal 2004 at super premium pricing in select Northeast and Midwest markets. The Canadian® trademark grew its volume by 26% in fiscal 2004. Molson USA improved the alignment of its distributor network with Coors. It now has 544 distributors of which, as of June 2004, 451 were Coors distributors compared to 422 last year. Approximately 89% of Molson USA's current volume is now covered by its own dedicated sales force.

Trends

A trend toward consolidation has been taking place in the global brewing industry in recent years in the international beer markets. This trend accelerated in fiscal 2004. The top 10 brewers, as of June 2004, have an estimated combined 62% share of global consumption versus 52% in March of 2003 and 43% in 1999. As consolidation continues, the top 10 brewers are likely to capture a greater share of the overall market.

We estimate that Molson currently ranks fourteenth in the global brewing industry (measured by volume) and Molson Coors will rank fifth when the merger transaction is completed, permitting it to compete more effectively in the international beer markets.

In the Canadian beer market, volumes have been gradually migrating from premium brands to super premium brands and value brands since fiscal 2001. In fiscal 2004, Molson also saw a growing price gap between premium brands and the value segment, especially in the provinces of Ontario and Alberta.

Description of the Business

Molson, with five breweries in Canada and nine breweries in Brazil, brews, bottles, packages, markets and distributes over 75 owned or licensed brands of beer in Canada, Brazil and the United States, and exports to the United Kingdom, Australia and New Zealand.

Canada

The Canadian brewing industry is a mature market. It is characterized by aggressive competition for volume and market share from regional brewers, microbrewers and certain foreign brewers, as well as Molson's main domestic competitor. These competitive pressures require significant annual investment in marketing and selling activities.

There are three major beer segments based on price: super premium, which includes imports and represents 16% of total sales of the industry and 13% of total sales of Molson; premium, which includes the majority of domestic brands and the light subsegment and represents 65% of total sales of the industry and 68% of total sales of Molson; and the discount segment which represents 19% of total sales of the industry and 19% of total sales of Molson.

Total industry volume in Canada is sensitive to factors such as weather, changes in demographics and consumer preferences. Consumption of beer in Canada is also seasonal with approximately 40% of industry sales volume occurring during the four months from May to August. For the year ended March 31, 2004, estimated industry sales volume in Canada, including sales of imported beers, increased by approximately 2% to approximately 21.5 million hectoliters.

Imported beer volume in Canada increased by 42% over the past five years, achieving approximately 9% share of total industry volume during the year ended March 31, 2004. During this same timeframe, domestically produced volume remained fairly stable.

The domestic brewing industry is comprised principally of two major brewers whose combined market share is approximately 86% of beer sold in Canada. In comparison, the top three brewers in the United States represent approximately 79% of that market.

Foreign brands licensed for brewing and sale in Canada play a larger role domestically than direct imports. The three major U.S. brewers are among the foreign producers which license Canadian brewers, including Molson, to brew, market and distribute their brands in Canada.

The Ontario and Québec markets account for approximately 63% of the total beer market in Canada. The top ten brands in Canada account for approximately 56% of the packaged market in Canada in fiscal 2004, including Canadian® which remains a leading brand in English Canada with a market share of approximately 11%.

In order to eliminate excess capacity, Molson has closed a number of breweries since 1989, including the Barrie brewery which closed in September 2000, and the Regina brewery, which closed in July 2002. In Ontario, the distribution and retail system operated by Brewers Retail Inc. (of which Molson is a shareholder) is pursuing opportunities to modernize the retail business to enhance industry sales, while seeking increased efficiencies in the wholesale operation.

As part of Molson's efforts to increase efficiencies, two significant cost savings initiatives have been launched in Canada since fiscal 2000.

The first was announced in September 1999, following a comprehensive benchmarking assessment of Molson's financial and administrative processes against 85 other companies. The objective of this $100 million cost savings program, increased to $150 million in March 2002, involved the areas of capacity utilization, procurement, distribution, organization and marketing. This three-year program was completed by the end of fiscal 2003 and exceeded its target by delivering $152 million in savings.

The second cost savings program, with $100 million in additional savings expected over the fiscal 2004 to 2006 timeframe, was announced in March 2002 and increased to $125 million in March, 2003. This further initiative is expected to deliver cost savings benchmarked against major breweries in four areas: production, procurement, distribution and organizational effectiveness.

The production module, with approximately $38 million in expected savings during the period of fiscal 2004 to fiscal 2006, covers brewing, packaging, shrinkage, warehousing, maintenance practices and utilities. In order to achieve these efficiencies, this module has undertaken a project designated as a "Renaissance in Brewing" to modernize Molson's production equipment and processes. In fiscal 2003, Molson modernized its Vancouver can line which is now operating at its targeted levels. A new packing line in Toronto was also completed and put into operation in the fourth quarter of fiscal 2003. During fiscal 2005, the bottling line in Edmonton is planned to be modernized followed by an additional line in Toronto in fiscal 2006. In Montréal and St. John's, upgrades were completed in brewing and utilities in collaboration with the union.

The procurement module, with approximately $35 million in expected savings, builds on the strategies and initiatives begun in the original cost savings project and continues to move Molson towards strategic sourcing of materials and services. Molson also expects to capitalize on its growing global profile through synergies between its Canadian and Brazilian operations. Supply agreements with global partners will benefit from Molson's North-American and South-American businesses' affecting high and low seasons by maximizing the total supply chain's capacity utilization.

The distribution module, with approximately $40 million in expected savings, covers Molson's warehouse and distribution network across Canada. As part of this module, Molson announced, on March 24, 2003, the opening of a new major distribution center in Montréal and the commensurate downsizing of its regional warehouse network in the Province of Québec.

The organizational effectiveness module covers the implementation of the SAP system which will allow Molson to improve its business processes and significantly reduce its costs of business. The SAP system implementation was announced in April 2001 and when fully implemented, will provide immediate integrated data regarding company activities, allowing for more informed decision-making.

Phase 1 of the implementation, completed in April 2002, addressed financial processes and gave employees access to a new Business Data Warehouse. Phase 2 addresses the following functional areas: supply chain, planning module and sales and distribution business processes. Phase 2 was implemented in the Montréal and St. John's plants in fiscal 2004 and will be implemented in the Edmonton, Vancouver and Toronto plants in a sequential roll-out during fiscal 2005.

Additional cost-saving opportunities are generated by a team of senior executives responsible for the identification and development of new savings initiatives.

Molson and the majority of Canadian brewers make use of a common returnable bottle in Canada, which Molson believes is financially advantageous to all brewers, resulting in environmental benefits and significantly lower distribution, warehousing and sorting costs.

Brazil

Brazil with its approximate consumption of 82.2 million hectoliters of beer annually is the world's fourth largest beer market, about four times the size of the Canadian market. The Brazilian beer market is highly concentrated with one major competitor holding over 66% of the market and features a growing young adult market. The per capita consumption of beer in Brazil was approximately 47 liters in 2003. With a volume of approximately 10 million hectoliters of annual beer production in fiscal 2004, Molson is the third largest brewer in Brazil. Approximately 60% of Kaiser's sales are concentrated in Brazil's southern region and in its south-eastern region (São Paulo).

Kaiser and the majority of Brazilian brewers make use of a common returnable bottle in Brazil, which Molson believes is financially advantageous to all brewers, resulting in environmental benefits and significantly lower distribution, warehousing and sorting costs.

United States

In the United States, Molson markets its brands in the import segment which represents over 11% of the total U.S. beer market. The import segment in the United States grew approximately 2% in 2003 and is the largest import market in the world. Distributors play an important role in the growth of the Molson brands in individual regions. As a result, in fiscal 2004, Molson continued to align itself selectively with local market distributors committed to and focused on the growth of the Molson brands.

Brands

Molson markets a wide range of brands in its different markets designed to appeal to a variety of consumer preferences.

Canada

Molson Owned Brands

Molson's major owned brands in Canada are Canadian®, Export™, Molson Dry®, Rickard's™, Molson Ultra and Carling Black Label. Molson took a number of initiatives over the last four years with respect to these brands, including advertising campaigns for both Canadian® and Export™ and a re-launch of Rickard's Red™ together with the line extensions, Rickard's Honey Brown™ and Rickard's India Pale Ale™ and the launch in March 2003 of A Marca Bavaria™, a Brazilian import.

Canadian® is a classic lager which is slowly fermented to produce a clear, crisp and refreshing beer with a genuine taste. It has long been a leading brand in English Canada. In fiscal 2004, the brand continued to be supported by advertising which emphasized the quality of the brand and built on the

Canadian pride theme. Canadian Cold Shots®, a 6.0% alcohol line extension in an innovative 250 milliliter slim can was launched in April 2004 throughout English Canada.

Canadian Light® is the light extension of Canadian®. The brand was launched in the late 80s with little support until fiscal 2003. A Canadian Light® test market was successfully completed in Ottawa and Kingston in fiscal 2004. The brand met the test market hurdles and will be rolled out to Alberta and Ontario in fiscal 2005, as well as in the Maritimes for the first time. The rollout includes new packaging and advertising with a positioning of "light beer with flavour" based on the fact that it is brewed with more flavor, body and color than most light beers. Canadian Light® is also the brand of the Canadian Football League in Alberta and Ontario, and has programming to leverage on the Canadian Football League's Grey Cup in Ottawa in November 2004.

Export™, an ale, has been produced by Molson since 1903. It is a leading brand in Québec and the best selling ale in Canada. In fiscal 2001, it won a gold medal at the Monde Selection Beer Festival. It has benefited from a long association with hockey as well as other sports. Export™ is a classic ale with more flavor than many other premium beers. In Québec, where Export™ has the highest share of the ale market, the brand has enjoyed a rejuvenation among younger male drinkers as a result of the "YOUNG SINCE 1903" marketing campaign which began over seven years ago. Launched in March 2003 at the time of Export™ brand's 100th anniversary, the new Ex Light® has recently won a silver medal at the Brewing Industry International Awards (BIIAs) in fiscal 2004. Ex Light® has added to Molson's lead position in the growing light beer segment.

Molson Dry® is the largest selling brand in Québec grocery stores and has been the number one Molson brand in Québec for seven years. Molson Dry® is an award-winning lager at 5.5% alcohol and earned the North American Specialty Lager gold medal at the 2002 World Beer Cup and the American Style Lager Gold Medal at the 2004 Canadian Brewing Awards. Molson Dry Cold Shots®, sold in an innovative 250 milliliter slim can with 6.5% alcohol, was launched in April 2004.

Rickard's™ is a super premium beer for drinkers seeking exceptional flavor. The Rickard's™ family is composed of Rickard's Red™, Rickard's Honey Brown™ and Rickard's India Pale Ale™. During fiscal 2004, Molson continued its efforts in the super premium segment, the fastest growing in the beer category.

Molson Ultra™ is Canada's only regular strength beer that is reduced in carbohydrates. Brewed with the finest ingredients, Molson Ultra™, launched in fiscal 2004, features 2.5 grams of carbohydrates and 97 calories and 4.5% alcohol. Molson Ultra™ is available in bottles as well as an innovative 250 milliliter slim can format.

A Marca Bavaria™ is a refreshing lager packaged in a distinctive clear bottle which is produced at Molson's facilities in Brazil. Targeted at consumers seeking a high-quality super premium beer, A Marca Bavaria™ was launched in Canada in March 2003 with packaging developed specifically for Molson to better participate in the 17% annual growth registered by import beers in the super premium segment. In fiscal 2004, the brand clearly established itself as a leading super premium brand with an integrated advertising sampling.

Molson owns a number of significant regional brands, including Golden®, Pilsner™, O'Keefe®, Laurentide®, Carling Black Label®, Old Vienna®, Black Horse® and the Carling® family of discount price brands. Following the strategic re-launch of Carling Black Label® in Québec in fiscal 2003, Molson has continued to see, in fiscal 2004, a volume growth of 10% for Carling Black Label®, ending the year with a 3.7% market share. Including line extensions, the brand, in total, reached a 5.3% share, up 0.5 share points versus fiscal 2003. Efforts continue to reduce the dependency on non-core brands to improve efficiencies throughout the organization. Molson also owns Tornade®, its line of flavored malt-based beverages, which is among the leaders in the Québec market in that segment.

Molson Licensed Brands

Molson distributes licensed brands such as Coors Light®, Corona®, Heineken®, Miller® and Foster's Lager®.

Coors Light® is brewed by Molson under license from Coors and is the leading light beer and the fourth-largest selling brand in Canada. The light beer segment is growing at a faster rate than the overall Canadian beer market of which it represents approximately 13%.

Corona®—Molson distributes Corona Extra® in Ontario, Québec and the Atlantic provinces under a five-year agreement with Cerveceria Modelo S.A. de C.V ending December 31, 2006. It is the number one super premium import in Canada.

Heineken®—Molson has agreements with Heineken N.V. (Netherlands) which grant it the right to import and sell Heineken® Lager, Murphy's Irish Stout®, Murphy's Irish Amber® and Amstel Light® throughout Canada. Heineken® Lager is the number two super premium import in Canada. In fiscal 2002, Molson extended its Heineken distribution agreement in Canada for a period of 10 years to 2012.

Miller®—Molson amended its license agreement with Miller in December 2000 to brew and sell several Miller brands, including Miller High Life®, Miller Lite™, Miller Genuine Draft®, Miller Genuine Draft Light®, Milwaukee's Best Dry™ and Milwaukee's Best™, the largest selling trademark in the discount segment in the Province of Québec. Molson has also been importing Miller Genuine Draft® in a clear bottle since January 2000.

Foster's®—In January 2001, Molson amended and restated its license agreement with Carlton and United Breweries Limited, a subsidiary of Foster's Brewing Group Limited, to brew Foster's Lager® in Canada for sale in Canada and the United States, and to brew Foster's Special Bitter™ in Canada for sale in the United States.

Brazil

Molson Owned Brands

Molson's main owned brands in Brazil are Kaiser Pilsen® and Bavaria®. Kaiser Pilsen® represents 75% of Kaiser total sales. Kaiser's other brands include Santa Cerva®, Kaiser Summer Draft® and Kaiser Bock®.

Kaiser Pilsen® has been through a repositioning process since October 2001 to renew and upgrade the brand. In fiscal 2004, the new marketing campaign "Kaiser Novo Sabor"—"The beer made by Brazilians" has contributed to the new positioning of Kaiser Pilsen® as the beer that promotes camaraderie, as part of the re-launching of the flagship brand in February 2004.

Bavaria® maintained its marketing strategy in fiscal 2004 as being the "friendship beer" by changing its slogan to "Good Like Friendship". Efforts to bring the brand closer to consumers will continue in fiscal 2005.

Molson Licensed Brands

Heineken®—Cervejarias Kaiser Brasil S.A. signed a five-year licensing agreement on April 1, 2002 with Heineken Brouwerijen B.V. in which it has been granted the right to brew and distribute Heineken® Lager in Brazil.

Xingu®—Cervejarias Kaiser Brasil S.A. also brews and distributes Xingu®, a dark beer, under license.

Sol®—Cervejarias Kaiser Brasil S.A. signed a five-year licensing agreement on December 15, 2003 with Cerveceria Cuauhtémoc Moctezuma, S.A. DE C.V. in which it has been granted the right to brew Sol® in Brazil. It also sells Sol® in the São Paolo area.

United States

Molson Owned Brands

Molson's most significant brand in the United States is Canadian® which remained the fastest-growing import in the grocery channel, among the 25 import brands, as reported by ACNielsen with a volume growth of 25% in fiscal 2004. Molson USA continued to reduce the marketing activities for Molson Ice™ and Golden® and introduced Molson XXX™ at super premium pricing in select Northeast and Midwest U.S. markets.

International

Molson Owned Brands

Molson is in the process of launching the A Marca Bravara™ brand in the United Kingdom, Australia and New Zealand. A Marca Bravara™ will be launched in these countries using the same concept as A Marca Bavaria™ in Canada. This Brazilian lager is brewed at Molson's facilities in Brazil.

Marketing

Competing in the beer market involves a wide range of marketing and sales activities. Molson sustains its competitive leadership by striving to clearly position and promote its core brands in the marketplace.

Canada

A key element of Molson's marketing strategy in Canada is to increase the effectiveness of its marketing initiatives by tailoring them to reach key consumers. Molson looks to empirical research and consumer insight to ensure it allocates spending to those mechanisms that influence brand adoption and drive sales. Rigorous testing of advertisements with consumers is done both qualitatively and quantitatively during the development stage. Molson believes that the long-term success of core brands depends on advertising and promotions that present the brands in ways that are relevant and meaningful to targeted consumers through unique brand positioning.

The marketing team in Canada is responsible for strategic consumer marketing, including overall strategy, creative development and promotions. The team works closely with regional sales personnel to execute the strategy effectively towards leveraging local knowledge and relationships with local licensees, retailers and other marketing channels. Molson's strategic marketing efforts in Canada are focused on a core brand portfolio comprising Canadian®, Canadian Light®, Molson Dry®, Export™, Ex Light®, Rickard's™, Carling Black Label®, Molson Ultra™, A Marca Bavaria™, Coors Light®, Corona®, Miller Genuine Draft®, Heineken® and certain regional brands.

Brazil

Molson's strategic marketing efforts in Brazil are focused on a core brand portfolio comprising the Kaiser Pilsen® and Bavaria® brands. In fiscal 2004, Molson re-launched the flagship brand Kaiser Pilsen® and concentrated on reconfirming the Kaiser Pilsen® leadership position in regions where it is a primary brand and on accelerating its development in the on-premise market. A project has also been launched to focus the Bavaria® brand where Kaiser has a low penetration, such as in the State of Rio de Janeiro.

United States

Marketing activity is generally local in nature and focused on core markets in the Northeast and Midwest. The on-premise trade receives particular attention as it is an important channel for creating consumer trials for Molson's brands. Increased marketing efforts in California and Florida, initiated in two key import markets, continued in fiscal 2004.

Market Share

Canada

Molson has the highest market share in each of Newfoundland, Québec, Ontario, Saskatchewan and Alberta. In fiscal 2004, Molson had an estimated average market share of 43.8% of all beer sold in Canada, including imported beer, compared with an average market share of 44.4% in fiscal 2003. This decrease was due mainly to the continued weakening of the premium segment.

Brazil

In fiscal 2004, Molson lost 2.2 share points of its market share in Brazil from 14.6% to 12.4%, mostly in the on-premise market, which is the most profitable channel, as a result of changes in personnel and transitional issues following the acquisition of Kaiser, execution problems with a number of distributors, a loss in brand equity of the flagship brand, Kaiser Pilsen™, as well as massive investment in marketing and advertising by one of its competitors. Following this poor volume performance, Kaiser, in conjunction with some Coca-Cola bottlers, undertook to establish a dedicated sales force in six regions in Brazil. Kaiser hired more than 1,200 sales employees that it manages in these six regions.

Marketing Assets

Molson's association with highly visible sports and music events is used to leverage its brands.

Sports

Molson's research indicates that hockey is highly important to Canadian consumers, which is why Molson continues to be extensively involved in Canadian hockey, both at the national and grass-roots levels. As the exclusive brewing sponsor of all six Canadian National Hockey League ("NHL") teams, Molson maintains its strong relationship with professional hockey. Molson also remains the title beer sponsor of the French language national broadcasts of NHL games.

In addition to its commitment to professional hockey in Canada, Molson continues to strengthen its relationship with junior hockey, including an alliance with the Canadian Hockey Association, which includes men's, women's and junior national teams. This year, Molson also sponsored the World Cup of Hockey which was held in various Canadian, U.S. and European cities in late summer.

Molson also has exclusive promotional agreements in basketball with league sponsorship of the National Basketball Association ("NBA") in Canada.

Export™ continues to enjoy the benefits of a multi-year title sponsorship with the Montréal Alouettes franchise of the Canadian Football League ("CFL") playing in Molson Stadium. This sponsorship in Montréal complements well-established CFL partnerships with the Ottawa Renegades, Calgary Stampeders, Edmonton Eskimos and Saskatchewan Roughriders.

In fiscal 2004, Molson has renewed its commitment to amateur sports in Canada. Molson is a sponsor of the See You In Athens Fund, which provided funding to elite amateur Canadian athletes. In addition, Molson is an official supporter of the Canadian Olympic Team in Athens through its sponsorship agreement with the Canadian Olympic Committee.

Music

Canada

Molson has made a long-term investment in entertainment properties, including event production and venue ownership. One example is House of Blues Concerts Canada, an equal partnership between Molson Canada and HOB Concerts Canada Ltd., devoted to the staging, production and marketing of live entertainment across Canada. Entertainment marketing teams in each region work closely with House of Blues Concerts Canada to develop national and regional music events that appeal to local fans and draw those fans to local Molson venues. Molson also announced a co-operative marketing relationship with Napster, a legal music downloading service, effective in fiscal 2005.

Brazil

Kaiser sponsors the "Parintins Festival", the biggest folk festival in the world, in an isolated island in the Amazon State, which takes place in the last week of June. This initiative supports the strategy of having a higher penetration in northern Brazil, where this festival is the pride of northern Brazilians.

Furthermore, Kaiser sponsored activities related to the Carnaval of the State of São Paulo, to bring the brand closer to the consumers of the largest beer market in Brazil.

Molson Sports and Entertainment

Molson Sports and Entertainment is an operating division of Molson Canada, whose activities are fully-integrated with the national marketing team. Molson Sports and Entertainment is also involved in the development and production of sports and entertainment programming for television and video-cassettes, as well as production of live promotional events. In fiscal 2002, Molson Sports and Entertainment integration with the brewery grew to add greater value to the Molson brand portfolio. Molson Sports and Entertainment produced over 700 hours of television programming, including approximately 140 NHL games in fiscal 2004.

Molson Sports & Entertainment Inc., a subsidiary of Molson Canada, organizes and runs two major motor sports events in Canada: the Molson Indy Toronto and the Molson Indy Vancouver, and is the rights holder, co-promoter and sponsor of the Molson Indy event in Montréal. The three races, part of the Champ Car World Series, are broadcast in more than 180 countries.

In July 2003, Molson Sports & Entertainment Inc. organized the successful Molson Canadian Rocks for Toronto Concert, featuring the Rolling Stones, in support of health care and hospitality workers affected by the SARS crisis.

This year, Molson Sports & Entertainment Inc. has partnered with Network Entertainment Inc. in the organization and production of a national series of hockey try-out events and an associated television program to be aired nationally in Canada during the fall of 2004.

Suppliers

Molson's goal is to use world class procurement practices, methods and technology to result in strategic procurement of quality materials and services at the lowest prices possible. Molson also consolidates purchases within domestic and international operations and works with the supplier community to select global partner materials and services which best meet this goal.

Molson operates under a commodity hedging policy. The policy allows for the use of low risk hedging instruments to protect Molson from pricing volatility in the commodities market. The policy covers all of Molson's commodity requirements on a global basis and became effective in fiscal 2003, replacing the previous policy.

Canada

In Canada, Molson currently single sources cans, glass bottles, crowns and labels. Availability of these products has not been an issue and Molson does not expect any difficulties in accessing any of these products. However, the risk of glass bottle supply disruptions has increased with the reduction of local supply alternatives due to the consolidation of the glass bottle industry in North America.

Brazil

In Brazil, Molson has both local and global suppliers, driven by market conditions and the competitive environment. It single sources all materials, with the exception of cans and crowns, which are procured through a buying consortium with the Brazilian Coca-Cola bottlers. Molson does not expect any difficulties in accessing materials.

Trademarks

Molson places high value on its trademarks and other intellectual property. Its policy is to pursue registration of its trademarks whenever appropriate and to vigorously oppose any infringement of its intellectual property rights. It has sought formal protection for its various trademarks in over 125 countries around the world.

Government Regulation

General

In Canada, provincial governments regulate the production, marketing, distribution, sale and pricing of beer and impose commodity taxes and license fees in relation to the production and sale of beer. In addition, the federal government regulates the advertising, labeling, quality control, and international trade of beer, and also imposes commodity taxes, consumption taxes, excise taxes and in certain instances, custom duties on imported beer. As well, certain bilateral and multilateral treaties entered into by the federal government, provincial governments and certain foreign governments, especially the government of the United States, affect the Canadian beer industry. While the beer industry in many countries, including the United States, is subject to government regulation, Canadian brewers have historically been subject to comparatively more regulation.

Brazil does not heavily regulate the production and marketing of alcoholic beverages. There are no significant regulations, other than compliance with standards imposed by food and health regulatory agencies. In addition, there are no licensing requirements for points of sale to offer beer. The federal government imposes excise taxes and custom duties on imported beer and state governments regulate taxes on the distribution of goods and services.

Trade Issues

Traditionally, in Canada, provincial regulations generally required Canadian brewers to operate a brewery in a particular province in order to obtain favorable pricing and distribution access in that province and this requirement severely limited the ability of brewers to distribute their products inter-provincially. The Ontario Liquor Control Act was amended in 1992 to authorize Canadian brewers outside Ontario to sell beer in Ontario to the Liquor Control Board for sale through Brewers Retail if the jurisdiction where the beer is brewed contains a similar provision in favor of Ontario. In July of 1994, the federal and provincial governments signed a comprehensive agreement to reduce barriers to the inter-provincial trade of goods and services. This agreement became effective on July 1, 1995 in most provinces with the exception of certain eastern provinces. This agreement removes the requirement for a brewer to brew its beer in the province in order to obtain access to the local distribution network.

International trade affects Canadian brewers in relation to the export of their products into foreign jurisdictions as well as in relation to competition from foreign brewers, especially U.S. brewers, selling beer in Canada. A memorandum of understanding between the Canadian and U.S. federal governments dated August 5, 1993 (the "MOU") provides that beer imported into the Province of Ontario will have access to the Brewers Retail distribution system on the same basis as Canadian brewers. In addition, the MOU provides for a minimum retail price for beer in Ontario based on alcohol levels, exclusive of an environmental levy and the applicable container bottle deposit, which minimum price may be adjusted on an annual basis to the Ontario Consumer Price Index. Amendments to the MOU made in April 1994 defined the terms for access by U.S. brewers to the Québec market.

Distribution

Canada

In Canada, provincial governments have historically had a high degree of involvement in the regulation of the beer industry, particularly the regulation of the pricing, sale and distribution of beer and, in some provinces, its advertising.

In each of the provinces of Canada, other than Newfoundland, Québec and Alberta, brewers primarily distribute their products through government-operated outlets or independent licensed retail outlets. In Newfoundland, Québec and Alberta, brewers must create their own distribution networks.

The distribution systems in each province generally provide the collection network for returnable bottles and cans. The standard container for beer brewed in Canada is the returnable bottle, which represents approximately 67% of domestic sales in Canada in fiscal 2004, with cans accounting for 23% and draught for 10%.

Ontario

Consumers in Ontario can purchase beer only at retail outlets operated by Brewers Retail, at government-owned retail outlets operated by the Liquor Control Board of Ontario, approved agents of the Liquor Control Board of Ontario or at any bar, restaurant or tavern licensed by the Liquor Control Board of Ontario to sell liquor for on premise consumption. All brewers pay a service fee, based on their sales volume, through Brewers Retail. Molson, together with certain other brewers, participates in the ownership of the Brewers Retail in proportion to its market share relative to other brewers. Ontario brewers may deliver directly to Brewers Retail's outlets or may choose to use Brewers Retail's distribution centers to access retail in Ontario, the Liquor Control Board of Ontario system and licensed establishments.

Québec

In Québec, beer is distributed directly by each brewer or through independent agents. Molson Canada is the agent for the licensed brands it distributes. The brewer or agent distributes the products to permit holders for retail sales for on-premise consumption. Québec retail sales for home consumption are made through grocery and convenience stores as well as government operated stores.

British Columbia

In British Columbia, the government's Liquor Distribution Branch currently controls the distribution of all alcohol products in the province. Consumers can purchase beer at any Liquor Distribution Branch retail outlet, at any independently owned and licensed wine or beer retail store or at any licensed establishment for on-premise consumption. Liquor-primary licensed establishments for on-premise consumption may also be licensed for off-premise consumption. Brewers Distributor Ltd., which Molson co-owns with a competitor, manages the distribution of Molson's products throughout

British Columbia. The British Columbia government announced in 2002 that the Liquor Distribution Branch would shift its role from managing distribution and retail operation to regulating these areas. A further announcement postponed this initiative indefinitely.

Alberta

In Alberta, the distribution of beer is managed by independent private warehousing and shipping companies or by a government sponsored system in the case of U.S. sourced products. All sales of liquor in Alberta are made through retail outlets licensed by the Alberta Gaming and Liquor Commission or licensees, such as bars, hotels and restaurants. Brewers Distributor Ltd. manages the distribution of Molson's products in Alberta.

Other Provinces

Molson's products are distributed in the provinces of Manitoba and Saskatchewan through local liquor boards. Brewers Distributor Ltd. manages the distribution of Molson's products in Manitoba and Saskatchewan. In the Maritime Provinces (other than Newfoundland), local liquor boards distribute and retail Molson's products.

Brazil

As a result of the Kaiser acquisition, Molson's products are distributed by Coca-Cola bottlers which provide joint distribution of soft drink beverages and beer to small and medium sized retailers. Molson tends to distribute directly to the larger retailers. The Brazilian beer market is characterized by diverse regional consumption patterns and a high proportion of on-premise consumption (restaurants and bars) relative to home consumption. The distribution systems in each state generally provide the collection network for returnable cans and bottles. The standard container for beer brewed in Brazil is the 600 milliliter returnable bottle, shipped in returnable plastic crates, which represented approximately 52% of Molson's domestic sales in Brazil in fiscal 2004, with cans accounting for approximately 40%, non-returnable bottles for 5% and draught for 3%.

United States

In the United States, by federal law, beer must be distributed through a three-tiered system consisting of manufacturers, distributors and retailers. In fiscal 2004, Molson continued to align itself more closely to the Coors distribution network in key markets. Currently Molson products in the United States are distributed by 544 distributors of which 451 are Coors distributors.

Advertising

Canada

In Canada, Advertising Standards Canada handles pre-clearance approvals for broadcast advertising of alcoholic beverages at the federal level. The Canadian Radio—Television and Telecommunications Commission requires, however, that all broadcast advertising of alcoholic beverages comply with the Advertising Standards Canada's Code for Broadcast Advertising. Without approval numbers, broadcasters will not air an advertisement. Costs incurred by the Advertising Standards Canada for pre-clearance are borne by the brewers.

The provincial regulatory bodies also regulate advertising. It is incumbent upon manufacturers to ensure compliance with provincial regulation in a "self regulatory" environment. Saskatchewan is the only province that still requires formal pre-approval clearance on advertising.

Brazil

In Brazil, the advertising of beer is regulated by Self Regulation Rules, including warnings on the labels, merchandising material and television and radio commercials, about consequences of over consumption. A federal law also prohibits retailers from selling to customers of less than 18 years of age. Several bills proposing to regulate the advertising policies for alcoholic beverages have been presented before the National Congress. None of the bills has been voted on.

Pricing

Canada

In Canada, the pricing of beer is affected by the imposition of provincial and federal taxes. Commodity and sales taxes make up approximately 51% of the average retail price of beer in Canada (based on a case of 24 bottles). In a number of provinces, beer produced by small brewers is subject to a lower rate of provincial commodity tax. Pricing of beer in Canada is usually done by reference to what is known in the trade as "mainstream" or "premium" brands. Domestic super premium brands are usually sold at a level 10% to 20%, and imports at 20% to 30%, higher than premium beers, while discount beers are sold at prices approximately 10% to 30% below premium brands.

Provincial legislation governing the sale and distribution of alcoholic beverages provides, directly or indirectly, that provincial authorities may control the pricing of beer. Some government authorities require retail prices to be uniform throughout a province, and the method of determining prices differs among provinces. In a number of provinces, social-reference pricing has been established, setting the minimum price at which beer can be sold.

Small brewers' ability to establish the growing price gap between premium brands and their value brands is partially the result of government tax policies in some markets that favor small brewers, as well as the increasing prices for premium beers. This development is having a significant impact on Molson's share performance.

Brazil

In Brazil, wholesale and retail prices of beer have not been regulated since July 1990, when formal governmental price controls were lifted. Pricing of beer in Brazil is affected by federal and state taxes, market competition and consumers' disposable income.

Employees

Molson had approximately 3,100 full-time employees in Canada, 11 in the United States and approximately 3,200 in Brazil for a total of approximately 6,300 full-time employees on August 31, 2004 and hires seasonal part-time employees as required. Further, in the United States, Coors provides an additional 60 dedicated sales and distribution employees as well as administrative services to Molson USA.

Canada

In Canada, workplace change initiatives are continuing. As a result, joint union and management steering committees established in most breweries are focusing on customer service, quality, continuous improvement, employee training and a growing degree of employee involvement in all areas of brewery operations.

This resulted in continuous improvements in packaging line performance and productivity both in smaller facilities, as well as in larger breweries in Ontario and Québec. The unions are engaged and aligned with the Molson production strategy goals and are working jointly to deliver these targets.

The chart below summarizes the current major collective bargaining agreements and their terms.

Location	Contract	Agreement Expiry
St. John's (Newfoundland)	Six-year agreement	March 31, 2006
Montréal (Québec)	Seven-year agreement	December 21, 2010(1)
Toronto (Ontario)	Four-year agreement	December 31, 2009(2)
Edmonton (Alberta)	Three-year agreement	March 31, 2007
Vancouver (British Columbia)	Five-year agreement	April 20, 2006

(1) Includes the collective bargaining agreement governing the distribution employees of Molson.

(2) This collective bargaining agreement, which has already been negotiated, will take effect on January 1, 2006 following the expiry of the current collective bargaining agreement.

Brazil

In Brazil, a collective bargaining agreement is signed between Kaiser and the employees' trade union for one-year periods in each of the plants. Collective agreements in place exceed the requirements established by law.

Properties

Molson's five breweries in Canada and nine breweries in Brazil are strategically located throughout the two countries with total capacities of 13.5 and 23.9 million hectoliters respectively, as detailed in the chart below.

Breweries	Hectoliters (millions)(1)
Canada	
St. John's (Newfoundland)	0.3
Montréal (Québec)	5.0
Toronto (Ontario)	5.0
Edmonton (Alberta)	1.2
Vancouver (British Columbia)	2.0
Total in Canada	13.5
Brazil	
Pacatuba (Ceará)	1.5
Feira de Santana (Bahia)	2.2
Queimados (Rio de Janeiro)(2)	3.9
Jacarei (São Paulo)	8.0
Araraquara (São Paulo)	2.8
Ponta Grossa (Paraná)	3.1
Gravatai (Rio Grande do Sul)	1.8
Manaus (Amazonas)	0.4
Cuiabá (Mato Grosso)	0.4
Total in Brazil	23.9
Total Molson capacity	37.4

(1) Capacity may vary year on year due to variations in mix and equipment changes.

(2) On October 28, 2004 Molson announced the closure of the Queimados brewery.

All these locations are owned and are free of any major encumbrances except for certain breweries in Brazil which are subject to charges in favor of the Brazilian National Development Bank and its agency FINAME to secure loans. Molson also leases certain of its business offices.

Environment

Molson's Canadian brewing operations are subject to provincial environmental regulations and local permit requirements and Molson's Brazilian brewing operations are subject to federal, state and municipal environmental regulations regarding, among other things, air emissions, water discharges and waste handling and disposal. Each of Molson's Canadian breweries other than the St. John's brewery and each of its Brazilian breweries has water treatment facilities.

Molson has comprehensive environmental programs in Canada and Brazil with a number of components including organization, monitoring and verification, regulatory compliance, reporting, education and training, and corrective action.

Molson remains responsible for sites relating to discontinued operations of its chemical specialties business sold in 1996, which require environmental remediation programs and these programs are either under way or are planned. Most of these sites relate to properties associated with previously owned business of chemicals and Molson has established provisions for the costs of these remediation programs.

Amounts anticipated to be expended by Molson in connection with the above are not likely to materially affect the financial results of Molson. Management is unaware of any instance of non-compliance with environmental laws and regulations, which is not being responsibly addressed.

Recent Events

On November 8, 2004, Molson announced that it will build a Cdn.$35 million brewery in Moncton, New Brunswick by January 2007. The new brewery will feature bottling and keg lines and have the flexibility for the future installation of a canning line. Brewing capacity will be more than 6 million 12-packs annually or 250,000 hectoliters. The Province of New Brunswick is extending a forgivable loan of Cdn.$3.5 million to assist with capital expenditures, and for the creation of 40 jobs within three years of commencing operation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains forward-looking statements reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of Molson. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. Molson undertakes no obligation to update or revise any forward-looking statements publicly.

The following comments are intended to provide a review and analysis of Molson's results of operations and financial position for (i) the three and six months ended September 30, 2004 in comparison with the three and six months ended September 30, 2003, (ii) the year ended March 31, 2004 in comparison with the year ended March 31, 2003 and (iii) the year ended March 31, 2003 in comparison with the year ended March 31, 2002. The following discussion relates to, and should be read in conjunction with, Molson's audited consolidated financial statements and the unaudited interim financial statements and accompanying notes attached as Annex R to this document. The financial statements are expressed in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles. These

financial statements differ in certain respects from financial statements prepared in accordance with United States generally accepted accounting principles, and are not intended to provide certain disclosures which would typically be found in financial statements prepared in accordance with United States generally accepted accounting principles. Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Three and Six Months Ended September 30, 2004 and September 30, 2003 (Unaudited)

Overview

	Three months ended September 30		Six months ended September 30	
	2004	2003	**2004**	2003
	(Dollars in millions, except share and per share amounts)			
Sales and other revenues	**$ 924.6**	$969.8	**$1,831.9**	$1,866.2
Brewing excise and sales taxes	**250.2**	254.2	**482.5**	488.8
Net sales revenue	**$ 674.4**	$715.6	**$1,349.4**	$1,377.4
Earnings (loss) before interest and income taxes (EBIT)	**$(104.0)**	$165.0	**$ 22.7**	$ 276.9
Net interest expense	**22.6**	22.9	**42.9**	47.7
Income tax expense	**40.7**	46.2	**85.7**	88.6
Earnings (loss) before minority interest	**(167.3)**	95.9	**(105.9)**	140.6
Minority interest	**49.4**	0.6	**56.3**	10.6
Net earnings (loss)	**$(117.9)**	$ 96.5	**$ (49.6)**	$ 151.2
Basic net earnings (loss) per share	**$ (0.92)**	$ 0.76	**$ (0.39)**	$ 1.19
Diluted net earnings (loss) per share	**$ (0.92)**	$ 0.75	**$ (0.39)**	$ 1.17
Dividends per share	**$ 0.15**	$ 0.14	**$ 0.30**	$ 0.28
Weighted average outstanding shares *(millions)*				
Basic	**127.7**	127.1	**127.6**	127.0
Diluted	**127.7**	129.2	**127.6**	129.1

EBIT is defined as earnings before interest and income taxes. Molson uses EBIT to evaluate the financial and operating performance of its business units and segments. Molson believes that EBIT is a useful indicator of profitability of its business segments. EBIT is not intended as an alternative measure of net earnings as determined in accordance with Canadian generally accepted accounting principles. Because EBIT may not be calculated identically by all companies, the presentation in Molson's financial statements may not be directly comparable to similarly titled measures of other companies. The reconciliation of net earnings as determined in accordance with Canadian generally accepted accounting principles to EBIT is provided in the table above.

For the quarter ended September 30, 2004, net sales revenue decreased 5.8% to $674.4 million compared to $715.6 million for the same period last year. The decrease reflects lower net sales in both Canada and Brazil mainly due to lower volumes. Consolidated brewing volume decreased by 8.4% to 5.13 million hectolitres versus 5.59 million hectolitres for the same period last year with volume down by 6.8% and 9.6% in Canada and Brazil respectively.

In the second quarter of fiscal 2005, as part of its continuing strategic review of its Brazilian operations, Molson recorded an impairment charge of $168.0 million after minority interest ($210.0 million at the EBIT level).

Also in the quarter, Molson incurred $19.4 million ($13.2 million net of tax and minority interest) of costs related to the proposed merger transaction and other unrelated provisions for rationalization.

The merger related costs incurred to date are $16.0 million. The provisions for rationalization of $3.4 million consist of $2.2 million in Canada and $1.2 million in Brazil.

The net loss for the three months ended September 30, 2004 was $117.9 million and net loss per share was $0.92.

Excluding the current quarter's impairment charge, the merger related costs and provisions for rationalization, net earnings for the period were $63.3 million or a 34.4% decrease from $96.5 million for the same period last year. Net earnings per share decreased 34.2% to $0.50 per share on the same basis.

The net loss for the six months ended September 30, 2004 was $49.6 million compared to net earnings of $151.2 million for the six months ended September 30, 2003. The prior year's earnings included a charge for the plant closure in Brazil in the amount of $43.3 million (R$92.2 million). In addition, Molson completed the sale, in the prior year's first quarter, of a residual property adjacent to the Barrie brewery for a pre-tax gain of $7.0 million.

Excluding the impairment charge and merger related costs in the current quarter and the provisions for rationalization costs in both years, net earnings for the six-month period were $131.6 million or a 27.3% decrease from $181.1 million for the same period last year. Net earnings per share decreased 27.9% to $1.03 per share compared to $1.43 per share last year on the same basis.

For the three-month period ended September 30, 2004, EBIT in Canada decreased 4.9% to $153.2 million excluding the merger related costs and provisions for rationalization of $18.2 million, and reflects cooler and wetter summer weather and the continued strength of the value segment in certain regional markets. Canada's EBIT for the six months ended September 30, 2004 declined 1.8%, excluding the merger related costs in the current quarter and provisions for rationalization in both years. Brazil's EBIT in the quarter and year-to-date was negatively impacted by higher expenditures in both marketing and sales center costs, as well as lower volumes.

Net interest expense for the quarter was $22.6 million which was $0.3 million lower than the prior year reflecting an overall decrease in average debt and related interest expense in Canada for the three-month period partially offset by higher net debt and interest bearing liabilities in Brazil. For the six months ended September 30, 2004, net interest expense was $42.9 or $4.8 million lower than the same period last year.

The effective tax rate for the three months ended September 30, 2004 was 45.4% compared to 32.5% last year reflecting the mix of earnings and no tax recovery being recorded on the Brazil losses. The effective tax rate for the six months ended September 30, 2004 on net earnings was 43.8% compared to 32.5% last year. The effective tax rate for both the three and six-month period ending September 30, 2004 exclude the impairment charge, merger related costs and provisions for rationalization.

Review of Operations

Molson's business operations consist of the ownership of 100% of Molson Canada; 80% of Cervejarias Kaiser Brasil, S.A. ("Kaiser"); 49.9% of Coors Canada (results proportionately consolidated) and a 50.1% interest in Molson USA, which markets and distributes the Molson brands in the United States (results also proportionately consolidated).

Net Sales Revenue

Net sales revenue in the quarter decreased by 5.8% to $674.4 million reflecting lower volumes in Canada and Brazil partially offset by favourable consumer prices in Canada. In addition, the impact of

declining foreign exchange rates (Brazilian real and the U.S. dollar) relative to the Canadian dollar had a negative impact on the consolidated net sales revenue figure when measured in Canadian dollars.

The following table details certain financial information by business unit, as reflected in Note 8 (Segment Disclosures) to Molson's unaudited consolidated financial statements for the six months ended September 30, 2004:

	Sales From External Customers				Net Sales Revenue			
	Three months ended September 30		Six months ended September 30		Three months ended September 30		Six months ended September 30	
	2004	2003	2004	2003	2004	2003	2004	2003
	(Dollars in millions)							
Canada	**744.1**	768.8	**1,477.9**	1,495.7	**579.0**	599.5	**1,159.2**	1,161.9
Brazil	**162.0**	179.7	**311.8**	327.2	**79.7**	98.2	**154.2**	179.0
United States	**18.5**	21.3	**42.2**	43.3	**15.7**	17.9	**36.0**	36.5
Consolidated	**924.6**	969.8	**1,831.9**	1,866.2	**674.4**	715.6	**1,349.4**	1,377.4

	EBIT			
	Three months ended September 30		Six months ended September 30	
	2004	2003	2004	2003
	(Dollars in millions)			
Canada	**153.2**	161.1	**307.6**	313.1
Brazil	**(26.4)**	5.1	**(53.2)**	1.9
United States	**(1.4)**	(1.2)	**(2.3)**	(1.8)
Totals before the following:	**125.4**	165.0	**252.1**	313.2
Impairment charge	**(210.0)**	—	**(210.0)**	—
Merger related costs and provisions for rationalization	**(19.4)**	—	**(19.4)**	(36.3)
Consolidated	**(104.0)**	165.0	**22.7**	276.9

Industry Volume and Molson Market Share

The following table sets out industry volume and Molson volume in Canada, Molson volume shipped to the United States as well as Molson's volume in Brazil during the three and six months ended September 30, 2004 and 2003:

	Three months ended September 30		Six months ended September 30	
Volume	2004	2003	2004	2003
	Estimated	Actual	Estimated	Actual
	(Hectoliters in millions)			
Industry volume in Canada(i)	**6.08**	6.12	**12.00**	12.01
Molson (Canada)	**2.58**	2.76	**5.10**	5.35
Molson production for shipment to the United States	**0.42**	0.47	**0.92**	1.00
Brazil	**2.13**	2.36	**4.10**	4.41
Total Molson volume	**5.13**	5.59	**10.12**	10.76

(i) Sources: Brewers of Canada, provincial liquor authorities and industry distribution companies.

Total estimated industry sales volume in Canada decreased 0.6% from 6.12 million hectoliters to 6.08 million hectoliters for the three months ended September 30, 2004, compared to the same period last year reflecting poor weather conditions across certain significant regions in Canada. Molson's volume in Canada decreased 6.8% to 2.58 million hectoliters during the same period with volume declines in both the Ontario/West and Québec/Atlantic regions. Molson's overall production for sale in the United States declined 12.0% and Brazil volume declined 9.6% in the quarter.

For the six months ended September 30, 2004, total estimated industry sales volume in Canada was virtually unchanged at 12.00 million hectoliters, compared to the same period in fiscal 2004. Molson's volume in Canada decreased 4.8% to 5.10 million hectoliters during the same period. Molson's production for sale in the United States declined 7.5% while volume in Brazil declined 7.1% to 4.10 million hectolitres.

Canada

Net sales revenue decreased by 3.4% to $579.0 million in the quarter reflecting lower volumes and partially offset by higher consumer prices when compared to last year. EBIT decreased 16.2% to $135.0 million for the three months ended September 30, 2004. EBIT, excluding the merger related costs and provisions for rationalization in the amount of $18.2 million, decreased 4.9% to $153.2 million. The EBIT decline was attributed to lower volumes from industry declines and market share erosion due to the strengthening value segment in certain regional markets.

For the six months ended September 30, 2004, net sales revenue was virtually flat, declining by 0.2% to $1,159.2 million reflecting lower volumes partially offset by increased consumer prices. EBIT, excluding the merger related costs in the current year and the provisions for rationalization in both years, decreased 1.8% to $307.6 million. The cost reduction program continues to progress well and remains on track to deliver savings of approximately $43 million in this fiscal year. To date, savings of $18 million have been achieved in the six months ended September 30, 2004.

Market Share (%)	Three months ended September 30		Six months ended September 30	
	2004	2003	2004	2003
	Estimated	Actual	Estimated	Actual
Including sales of imports:				
Canada	**42.4**	45.2	**42.5**	44.6
Québec/Atlantic	**42.3**	45.7	**42.8**	44.4
Ontario/West	**42.5**	44.9	**42.4**	44.7

Sources: Brewers of Canada, provincial liquor authorities and industry distribution companies.

Molson's core brand share decreased 0.7 share points on a national basis during the three months ended September 30, 2004 and the six-month period was unchanged from the prior year. Average market share for all beer sold in Canada declined 2.8 share points to 42.4% from 45.2% for the three months ended September 30, 2004 compared to the same period last year. This decline was due to the continued development of a deep discount value segment in both Ontario and Alberta as well as softness in Québec when compared to strong volumes last year as a result of a competitor's labour disruption.

The Québec/Atlantic region's core brand share decreased 0.8 share points for the three months ended September 30, 2004 and increased 0.1 share point for the six months ended September 30, 2004. Total market share decreased 3.4 share points from 45.7% to 42.3% due mostly to the strong performance last year during a competitor's labour disruption. Despite the share declines, there

continues to be positive results from the launch of Cold Shots®, continued growth of ExLight® and the strong performance of Coors Light®.

In Ontario/West, core brand market share decreased 0.6 share points for the three months ended September 30, 2004 and was unchanged for the six months ended September 30, 2004 when compared to previous year levels. The overall region's market share declined 2.4 share points from 44.9% to 42.5%. The Ontario and Alberta markets continue to experience strong competitor discount activity and continues to expand supported by regional brewers and beer companies which benefit from preferential tax rates. Molson is undertaking significant actions to address this growing segment. In Ontario, Molson has introduced Bohemian to compete with deep discount brands and stem the softening of the market share due to the growth of the value segment. In addition, there continues to be strong momentum and consumer response to the launch of Canadian Cold Shots® and re-launch of Canadian Light®.

Brazil

The following table summarizes the operating results of Molson's Brazilian business in Brazilian reais and the equivalent Canadian dollar amounts:

	Three months ended September 30				Six months ended September 30			
	Brazilian Reais		Cdn.$		Brazilian Reais		Cdn.$	
	2004	2003	2004	2003	2004	2003	2004	2003
	(Currency in millions)							
Sales from external customers	**368.2**	382.0	**162.0**	179.7	**704.0**	696.7	**311.8**	327.2
Net sales revenue	**181.0**	208.8	**79.7**	98.2	**348.3**	381.3	**154.2**	179.0
EBIT(i)	**(60.3)**	11.1	**(26.4)**	5.1	**(120.1)**	4.2	**(53.2)**	1.9

(i) Results for the quarter ended September 30, 2004 exclude the impairment charge of $210.0 million and the rationalization provision of $1.2 million, before minority interest.

Due to declining sales volumes and the loss of market share, Molson revised its long-term forecast of net cash flows from operations in Brazil. The resulting decline in the value of the investment was reflected by a $210.0 million ($168.0 million after minority interest) impairment charge which reduces the goodwill by $130.0 million ($104.0 million after minority interest) and other intangible assets by $80.0 million ($64.0 million after minority interest).

Total sales volume for the quarter was 2.13 million hectoliters compared to 2.36 million hectoliters last year representing a decline of 9.6%. Approximately 66% of the quarter's volume decline occurred in July, which had been a stronger month in fiscal 2004 as Kaiser price increases at that time lagged behind general market increases. While Kaiser continues to experience challenging market conditions, there are encouraging signs under the first full quarter of leadership of Fernando Tigre, CEO of Cervejarias Kaiser Brasil. The declines in monthly volumes have slowed, as evidenced by September results with a volume reduction of 2.4% when compared to the same period in last year.

Volume and market share in the geographic areas where Kaiser has implemented sales centers have generally improved, however the incremental contribution margin is not sufficient to cover the additional operating costs.

Year-to-date volume was 4.10 million hectoliters compared to 4.41 million hectoliters for the same period last year, a decline of 7.1%, which represents an improvement in trend against the 17.7% decline in the same period last year.

Total estimated Molson market share in Brazil was 10.6% for the three-month period ended September 30, 2004 compared to 13.1% for the same period last year and 10.9% for the six months ended September 30, 2004 compared to 13.0% last year, according to ACNielsen data.

Net sales revenue decreased 13.3% from R$208.8 million to R$181.0 million reflecting primarily the 9.6% volume decline in the quarter. Although Kaiser experienced an overall increase in gross revenue per hectoliter in reais of 5.0% for the quarter versus last year, tax increases implemented in certain regions in the latter part of Molson's fourth quarter of fiscal 2004 were not fully passed on to the consumer and continue to negatively affect net sales revenue and margin. For the six-month period ended September 30, 2004, net sales revenue decreased 8.6% from R$381.3 million to R$348.3 million.

Net sales revenue, as measured in Canadian dollars, decreased 18.8% in the current quarter and 13.8% year-to-date reflecting the variance in the Brazilian real exchange rate in addition to the above-noted factors.

EBIT in the current quarter was adversely affected by the operating costs of the sales centers established in the latter part of fiscal 2004 and reflected a net variance of approximately R$18 million to the same period last year. In addition, Kaiser incurred higher marketing costs of approximately R$11 million when compared to the same period last year primarily related to increased television advertising during the Olympic Games. General and administrative costs increased marginally reflecting higher depreciation expense while fixed costs were flat with last year.

During the first quarter of fiscal 2004, Molson recorded a charge of $43.3 million relating to the closure of the Ribeirão Preto plant in Brazil represented by a $37.5 million write-down of fixed assets to net recoverable amount and employee severance and other closure costs of $5.8 million. There is no remaining accrual.

As part of its continuing strategic review of the Brazilian operations, Molson will record a charge of approximately $50.0 million against earnings in the coming quarters, relating to the closure of the Queimados brewery and organization right-sizing including sales centres.

On October 28, 2004, the Board of Directors of Molson approved the closure of the Queimados plant. The earnings charge relating to the plant closure, which is estimated at $35 million, will consist mainly of a fixed asset write down.

Kaiser's competitive environment remains intense and sales and market share growth as well as profitability are the biggest challenges facing the brewer. Molson is reviewing its overall corporate debt structure as it relates to Brazilian operations to reduce net interest expense and minimize overall risk. Given recent operating losses, Molson is planning to refinance a portion of its Brazilian debt with a capital injection from Canada of $45.0 million. Under the new management team, Kaiser looks to make gains in expanded distribution, continue the revitalization of the key brands, review the overall commercial structure, eliminate duplications with bottlers and aggressively pursue cost saving projects.

United States

Molson USA, which is owned 50.1% by Molson and 49.9% by the Coors Brewing Company ("Coors"), is a dedicated business unit in the United States focused on clear operating objectives and a well-defined brand portfolio—Canadian®, Canadian Light®, Golden®, Molson Ice® as well as Molson XXX®. Molson USA is responsible for the marketing and selling of these brands in the United States with Coors providing the sales, distribution and administrative support.

The following table summarizes the operating results of Molson's business in the United States in U.S. dollars and the equivalent Canadian dollar amounts:

	Three months ended September 30					
	U.S.$		Cdn.$		Molson 50.1% Share Cdn.$	
	2004	2003	2004	2003	2004	2003
	(Dollars in millions)					
Sales from external customers	**28.2**	30.8	**37.0**	42.5	**18.5**	21.3
Net sales revenue	**23.9**	25.9	**31.3**	35.7	**15.7**	17.9
EBIT	**(2.2)**	(1.7)	**(3.0)**	(2.4)	**(1.4)**	(1.2)

	Six months ended September 30					
	U.S.$		Cdn.$		Molson 50.1% Share Cdn.$	
	2004	2003	2004	2003	2004	2003
	(Dollars in millions)					
Sales from external customers	**63.1**	62.3	**84.3**	86.5	**42.2**	43.3
Net sales revenue	**53.7**	52.5	**71.8**	72.8	**36.0**	36.5
EBIT	**(3.5)**	(2.6)	**(4.7)**	(3.7)	**(2.3)**	(1.8)

Overall, Molson's total and Canadian® trademark volume in the United States for the three months ended September 30, 2004 were down 6.9% and 9.5%, respectively, compared to the same period last year. The reasons for the decline in volume in the quarter are primarily due to lower volume in the state of Michigan and to declines in sales of specialty packs, specifically 36 and 55 pack cans. In Michigan, volume was down 18% due to heavy focus on specialty packages in the same period last year. In total, 36 and 55 pack cans account for 54% of total volume decline in the quarter. For the six months ended September 30, 2004 Molson's total and Canadian® trademark volume was down 5.1% and 7.2%, respectively.

While total net sales revenue declined 7.7%, net sales revenue per hectoliter increased in the current quarter 6.6%, versus the same period last year as measured in U.S. dollars. This increase in revenue realization is driven by strong front line price increases and improved brand and package mix, driven primarily by the super premium pricing of Molson XXX®. During the quarter, these gains in pricing were offset by increased operational costs arising primarily from unfavorable foreign exchange.

Over the coming quarters, restoring growth on the Canadian® trademark, as well as continued focus on slowing the Molson Ice® and Golden® declining volume will remain a priority.

Selected Consolidated Quarterly Financial Information

	September 30,		June 30,		March 31,		December 31,	
	2004	2003	2004	2003	2004	2003	2003	2002
	(Dollars in millions, except per share amounts)							
Net sales revenue	**$ 674.4**	$715.6	**$675.0**	$661.8	**$524.8**	$501.5	**$623.3**	$641.3
Gross profit	**$ 283.2**	$303.1	**$288.3**	$278.2	**$218.5**	$194.6	**$255.6**	$263.9
Net earnings before the following items, net of tax(i):	**$ 63.3**	$ 96.5	**$ 68.3**	$ 84.6	**$ 42.2**	$ 59.6	**$ 59.6**	$ 66.1
Merger related costs and provisions for rationalization	**(13.4)**	—	**—**	(38.5)	**—**	—	**—**	—
Impairment charge	**(210.0)**	—	**—**	—	**—**	—	**—**	—
Minority interest on Brazil's impairment charge and provisions for rationalization	**42.2**	—	**—**	8.6	**—**	—	**—**	—
Tax adjustment related to changes in enacted future income tax rates	**—**	—	**—**	—	**—**	—	**(16.0)**	—
Net earnings (loss)	**$(117.9)**	$ 96.5	**$ 68.3**	$ 54.7	**$ 42.2**	$ 59.6	**$ 43.6**	$ 66.1
Net earnings (loss) per share—basic	**$ (0.92)**	$ 0.76	**$ 0.54**	$ 0.43	**$ 0.33**	$ 0.47	**$ 0.34**	$ 0.52
Net earnings (loss) per share—diluted	**$ (0.92)**	$ 0.75	**$ 0.53**	$ 0.42	**$ 0.33**	$ 0.46	**$ 0.34**	$ 0.51

(i) Restated by $0.9 million and $1.0 million in each of the quarters ended December 31, 2002 and March 31, 2003 respectively, reflecting the previously disclosed stock option expense.

Financial Condition and Liquidity

Molson's consolidated balance sheet, together with comparative figures, is summarized as follows:

As at	September 30, 2004	September 30, 2003	March 31, 2004
	(Dollars in millions)		
Current assets	**$ 374.2**	$ 434.9	$ 430.2
Less current liabilities	**(1,085.7)**	(783.7)	(1,025.4)
Working capital	**(711.5)**	(348.8)	(595.2)
Investments and other assets	**131.8**	130.3	129.7
Property, plant and equipment, net	**991.2**	990.3	1,022.4
Intangible assets	**2,117.0**	2,375.3	2,348.3
	$ 2,528.5	$3,147.1	$ 2,905.2
Represented by:			
Long-term debt	**$ 585.7**	$1,034.2	$ 788.4
Deferred liabilities	**323.6**	398.7	359.1
Future income taxes	**415.9**	382.1	400.2
Minority interest	**78.9**	151.6	138.1
	1,404.1	1,966.6	1,685.8
Shareholders' equity	**1,124.4**	1,180.5	1,219.4
	$ 2,528.5	$3,147.1	$ 2,905.2

In fiscal 2005, working capital requirements, excluding the current portion of long-term debt, will continue to be funded through cash generated from operations and available credit facilities. Molson intends to refinance long-term debt of $279.9 million (March 31, 2004—$259.9 million) which has been included in current liabilities with either a new term loan or floating rate notes. The working capital deficit as at September 30, 2004, excluding the $279.9 million (March 31, 2004—$259.9 million) of long-term debt, was $431.6 million (March 31, 2004—$335.3 million) which was $82.8 million below last year due mainly to lower accounts receivable and prepaids in addition to the increase in Brazil current debt due to continued operating losses.

Shareholders' Equity

For the three and six-month period ended September 30, 2004, Molson did not repurchase any Class A non-voting or Class B common shares. In the three-month period ended September 30, 2003, Molson repurchased 60,300 Class A non-voting shares at a price of $34.99 per share and no Class B common shares. In the six-month period ended September 30, 2003, Molson repurchased 751,000 Class A non-voting shares at prices ranging between $32.15 and $34.99 and no Class B common shares.

The total number of Class A non-voting and Class B common shares outstanding at September 30, 2004 were 127,733,389 (127,110,143 at September 30, 2003) consisting of 105,357,713 (104,662,423 at September 30, 2003) Class A non-voting shares and 22,375,676 (22,447,720 at September 30, 2003) Class B common shares.

Dividends

Dividends declared to shareholders totalled $19.2 million in the three-month period ended September 30, 2004, compared with $17.8 million for the same period last year. In fiscal 2005, Molson's quarterly dividend rate was increased by $0.01 or 7% to $0.15 per share effective in the first quarter.

The Board of Directors declared a quarterly dividend of $0.15 per share on the Class A non-voting shares and the Class B common shares. This dividend is payable on January 1, 2005 to shareholders of record at the close of business on December 15, 2004.

The dividends declared are consistent with the previously announced dividend policy, approved by the Board of Directors in November 2001, which targets a dividend payout range of 25%—30% of trailing net earnings, before the impairment charge, merger related costs and provisions for rationalization.

Financial Instruments and Long-Term Liabilities

Molson's consolidated long-term debt was as follows:

As at	September 30, 2004	September 30, 2003	March 31, 2004
	(Dollars in millions)		
Molson Inc.			
Term loan	**$ 29.9**	$ 89.7	$ 59.9
Debentures	**—**	150.0	150.0
Floating rate notes	**250.0**	200.0	250.0
Molson Canada			
Debentures	**576.0**	579.0	577.6
Brazil	**137.0**	80.9	97.9
Total consolidated debt	**992.9**	1,099.6	1,135.4
Less current portion	**407.2**	65.4	347.0
Total consolidated long-term debt	**$585.7**	$1,034.2	$ 788.4

The medium-term note program is an agreement under which Molson may agree to issue debt under terms and conditions that are only determined at the time of placement of the debt. As such, Molson's term loan and the $250.0 million floating rate notes are classified as current liabilities. It is Molson's intention to refinance with either a new term loan or through the medium-term note program.

Dominion Bond Rating Service, or DBRS, current credit rating for Molson Inc. and Molson Canada's ratings is A (low) and A respectively. On July 20, 2004, DBRS announced that its long-term ratings of Molson Inc. and Molson Canada were placed under review with negative implications, pending clarification of the proposed merger transaction. DBRS stated that once the structure of the combined company is final, DBRS would be in a position to assess how the proposed merger would impact Molson's credit ratings.

On July 26, 2004 Standard and Poor's revised its outlook on Molson Inc. and Molson Canada to negative from stable. At the same time, the BBB+ long-term credit rating on Molson Inc. and Molson Canada was affirmed. Following the announcement of the special dividend on November 4, 2004, Standard & Poors announced that Molson's credit rating was placed on "watch negative."

On September 16, 2004, a third party bank exercised its right to cancel the interest rate swap which converted $100.0 million of Molson's floating rate note maturing September 16, 2005 to a fixed rate. Molson also has an interest rate swap for $100.0 million which converts the Molson Canada debenture due June 2, 2008 with a fixed rate of 6.0% to a variable rate.

On October 19, 2004, the one year $50.0 million floating rate note matured and was refinanced using the term loan credit facility.

Changes in Cash Flows

The increase in cash of $4.2 million in the three and six months ended September 30, 2004, together with a comparison for the same periods in fiscal 2004, is summarized below:

	Three months ended September 30		Six months ended September 30	
	2004	2003	**2004**	2003
	(Dollars in millions)			
Provided from operating activities	**$ 155.4**	$ 234.7	**$ 137.5**	$139.3
Used for investing activities	**(10.4)**	(15.0)	**(15.5)**	(6.5)
Used for financing activities	**(138.6)**	(177.6)	**(122.1)**	(95.3)
Increase (decrease) in cash from continuing operations	**6.4**	42.1	**(0.1)**	37.5
Increase (decrease) in cash from discontinued operations	**(2.1)**	5.5	**(2.4)**	0.8
Effect of exchange rate changes on cash	**(0.1)**	(0.8)	**—**	0.1
Increase (decrease) in cash	**$ 4.2**	$ 46.8	**$ (2.5)**	$ 38.4

For the three months ended September 30, 2004, cash provided from operating activities decreased 33.8% to $155.4 million from $234.7 million in the same period last year. The decrease reflects lower net earnings, before the non-cash impairment charge, lower working capital and increased pension funding in comparison to prior year.

Included in operating activities is cash provided from working capital of $85.7 million in the quarter which relates to lower accounts receivable and prepaids partially offset by lower accounts payable.

During the current quarter and the previous year's quarter, cash used for investing activities consisted primarily of additions to property, plant and equipment.

Cash used for financing activities in the second quarter of fiscal 2005 included a net reduction in long-term debt of $135.8 million and $14.0 million from the securitization of accounts receivable offset by dividends paid of $18.8 million. In the second quarter of fiscal 2004 cash used for financing activities included a net decrease in long-term debt of $170.6 million, $10.0 million from the securitization of accounts receivable offset by dividends paid of $17.1 million.

Cash used for discontinued operations consisted of $2.1 million in the second quarter of fiscal 2005 and $5.5 million provided from in the second quarter of fiscal 2004 for operating activities to fund obligations previously provided for in the accounts.

Impairment Charge

In the second quarter of fiscal 2005, Molson recorded an impairment charge of $210.0 million ($168.0 million after minority interest). As at March 31, 2004, Molson estimated that the fair value of the Brazil intangible assets exceeded their book value and that strategic initiatives underway to grow volume would be successful. A review of the performance achieved during the first half of fiscal 2005 made it clear that volume growth would be more difficult to achieve and take more time than anticipated. Accordingly, in determining the value of the Brazil goodwill and intangible assets, assumptions were revised to reflect this more conservative estimate.

Outlook

In Canada, industry volume is expected to grow marginally over the next 12 months consistent with historical levels with the value segment continuing to grow.

Molson is focused on strengthening the Canadian® franchise and growing core brands in order to grow volume and ultimately overall share.

In Brazil, the focus remains on growing volume, increasing distribution and closing the price gap while at the same time aggressively controlling costs. The competitive environment has stiffened with the emergence of a third brewer and continued pressure on market share growth.

Years Ended March 31, 2004, March 31, 2003 and March 31, 2002

Financial Highlights

Years ended March 31	2004	2003	2002
		(restated)(i)	
	(Dollars in millions, except per share amounts)		
Sales and other revenues(ii)	**$3,472.8**	$3,529.2	$2,830.8
Brewing excise and sales taxes	**947.3**	1,014.0	728.5
Net sales revenue	**$2,525.5**	$2,515.2	$2,102.3
Earnings before interest and income taxes (EBIT)	**$ 475.9**	$ 512.6	$ 321.8
Net interest expense	**91.5**	95.4	65.5
Income tax expense	**166.5**	115.0	80.7
Earnings before minority interest	**217.9**	302.2	175.6
Minority interest	**19.1**	6.5	—
Earnings from continuing operations	**237.0**	308.7	175.6
Earnings from discontinued operations	**—**	—	2.0
Net earnings	**$ 237.0**	$ 308.7	$ 177.6
Basic net earnings per share			
Continuing operations	**$ 1.86**	$ 2.42	$ 1.46
Discontinued operations	**—**	—	0.02
Total	**$ 1.86**	$ 2.42	$ 1.48
Diluted net earnings per share			
Continuing operations	**$ 1.84**	$ 2.38	$ 1.43
Discontinued operations	**—**	—	0.02
Total	**$ 1.84**	$ 2.38	$ 1.45
Dividends per share	**$ 0.56**	$ 0.42	$ 0.38
Weighted average outstanding shares *(millions)*			
Basic	**127.1**	127.3	120.1
Diluted	**129.0**	129.5	122.4

(i) Restated by $3.7 million for the year ended March 31, 2003 reflecting the previously disclosed stock option expense.

(ii) Results for the year ended March 31, 2003 include 100% of the results of Molson's Brazilian operations and the minority interest account reflects 20% of the net earnings of the Brazilian operations from April 18, 2002 thereafter.

For the year ended March 31, 2004, net sales revenue increased 0.4% to $2.5 billion. The increase was comprised primarily of a 3.2% revenue increase in Molson's operations in Canada offset by lower net sales in Brazil of 10.4% due to lower volumes.

For the year ended March 31, 2003, net sales revenue increased 20% to $2.5 billion compared to $2.1 billion for the same period last year. The increase is comprised primarily of a 5% revenue increase in Molson's operations in Canada and the consolidation of Kaiser in fiscal 2003. Brewing volume increased by 61% to 23.07 million hectoliters due mainly to the additional volume from Kaiser offset, in part, by lower volumes in Canada.

Net earnings for the year ended March 31, 2004 were $237.0 million compared to $308.7 million for the prior year. Molson's fiscal 2004 earnings included a charge for a previously announced plant closure in Brazil in the amount of $43.3 million partially offset by a pre-tax gain of $7.0 million, for a net rationalization provision of $36.3 million. Fiscal 2004 also included a $16.0 million non-cash increase in income tax expense due to higher income tax rates in Ontario. The prior year's earnings included a gain of $64.2 million on the sale of 20% of Molson's operations in Brazil and a pre-tax charge for the previously announced plant closures and other costs relating to Bavaria in Brazil in the amount of $63.5 million.

Net earnings for the year ended March 31, 2004, excluding the non-cash increase in future income tax liabilities of $16.0 million, the charge for rationalization costs in both periods, net of minority interest, and the gain on sale of $64.2 million in the prior fiscal year, were $282.9 million or a 1.8% increase from $278.0 million for the same period last year. Net earnings per share were $2.23 compared to $2.18 per share last year on the same basis.

Net earnings for the year ended March 31, 2003 were $308.7 million compared to $177.6 million for the prior year. Molson's fiscal 2003 earnings included a gain of $64.2 million on the sale of 20% of Molson's operations in Brazil and a pre-tax charge for the previously announced plant closures and other costs relating to Bavaria in Brazil in the amount of $63.5 million. The prior year included rationalization costs relating to the Regina plant closure of $50.0 million, a non-cash $15.0 million reduction of future tax liabilities resulting from the enactment of future tax rate reductions as well as the gain on sale of the Montréal Canadiens of the NHL and the Bell Centre in the amount of $2.0 million.

As disclosed in the first quarter of fiscal 2004 (ended June 30, 2003), Molson started expensing the cost of stock options effective April 1, 2003 with a restatement of the prior year's results. The impact in the year ended March 31, 2004 was $5.2 million and the previously disclosed impact of $3.7 million for the year ended March 31, 2003 was restated in the prior year's figures.

Net interest expense for fiscal 2004 was $91.5 million which was $3.9 million lower than fiscal 2003 reflecting the overall decrease in average net debt in Canada partially offset by higher interest bearing liabilities in Brazil. Fiscal 2003 interest expense was $29.9 million higher than fiscal 2002 interest expense of $65.5 million reflecting the overall increase in average net debt including other interest bearing liabilities, resulting from the Kaiser acquisition.

Amortization of capital assets for fiscal 2004 decreased to $63.1 million compared to $64.9 million last year primarily due to lower depreciation expense in Brazil resulting from recent brewery closures. The increase in amortization of capital assets in fiscal 2003 when compared to fiscal 2002 amortization of $54.6 million reflected the inclusion of Kaiser's operations in fiscal 2003, partially offset by lower depreciation expense in Canada resulting from recent brewery closures.

There was no tax recovery recorded on the fiscal 2004 first quarter provision for the plant closure or the current year operating losses in Brazil since Molson has significant unrecorded benefits of tax losses available for carry forward as well as tax deductible goodwill in Brazil. Any benefit from utilization of these losses will be recorded in the accounts when realization is more likely than not.

The effective tax rate for the year ended March 31, 2004, excluding the non-cash tax expense of $16.0 million and the rationalization provision, was 35.2%. The provision for income taxes for the year ended March 31, 2003, excluding the tax recovery of $21.6 million relating to the provision for rationalization and the gain on sale, was 32.8%. This increase in the tax rate in fiscal 2004 reflected the impact of higher income tax rates in Ontario and the mix of earnings between Canada and Brazil.

The provision for income taxes for the year ended March 31, 2002 included a $15.0 million reduction of future income tax liabilities resulting from enactment of future tax rate reductions announced in various provincial budgets and a recovery of $16.5 million relating to the provision for

rationalization. Excluding these items, the tax rate was 36.6% in fiscal 2002. The decreased tax rate in fiscal 2003 was largely attributable to reduced statutory tax rates in Canada and the mix of earnings primarily between Canada and Brazil.

Review of Operations

The following table contains a summary of Molson's financial results for fiscal 2004 with a comparison to fiscal 2003 and fiscal 2002:

Years ended March 31	2004	2003	2002
		(restated)	
	(Dollars in millions)		
Sales and other revenues	**$3,472.8**	$3,529.2	$2,830.8
Brewing excise and sales taxes	**947.3**	1,014.0	728.5
Net sales revenue	**$2,525.5**	$2,515.2	$2,102.3
EBIT before the under-noted	**$ 512.2**	$ 511.9	$ 371.8
Gain on sale of 20% of operations in Brazil	—	(64.2)	—
Provisions for rationalization	**36.3**	63.5	50.0
EBIT	**$ 475.9**	$ 512.6	$ 321.8

The following table details certain financial information by business unit:

Years ended March 31	Sales from External Customers 2004	2003	2002	Net Sales Revenue 2004	2003	2002	EBIT 2004	2003	2002
				(Dollars in millions)					
Canada(i)	**2,659.3**	2,628.3	2,520.1	**2,065.6**	2,001.4	1,903.4	**537.7**	481.7	380.4
Brazil(ii)	**737.9**	816.0	224.0	**396.2**	442.1	127.7	**(22.3)**	36.5	(2.9)
United States	**75.6**	84.9	86.7	**63.7**	71.7	71.2	**(3.2)**	(6.3)	(5.7)
Totals before the following:	**3,472.8**	3,529.2	2,830.8	**2,525.5**	2,515.2	2,102.3	**512.2**	511.9	371.8
Gain on sale of 20% of operations in Brazil	—	—	—	—	—	—	—	64.2	—
Provisions for rationalization	—	—	—	—	—	—	**(36.3)**	(63.5)	(50.0)
Consolidated	**3,472.8**	3,529.2	2,830.8	**2,525.5**	2,515.2	2,102.3	**475.9**	512.6	321.8

(i) EBIT restated by $3.7 million for the year ended March 31, 2003 reflecting the previously disclosed stock option expense.

(ii) Results for the year ended March 31, 2003 include 100% of the results of Molson's Brazilian operations and the minority interest account reflects 20% of the net earnings of the Brazilian operations from April 18, 2002 thereafter.

Industry Volume and Molson Market Share

The following table sets out industry volume and Molson volume in Canada, Molson volume shipped to the United States as well as Molson volume in Brazil during fiscal 2004, 2003 and 2002:

Volume	2004	2003	2002
	Estimated	Actual	Actual
	(Hectoliters in millions)		
Industry volume in Canada(i)	**21.51**	21.08	21.07
Molson (Canada)	**9.43**	9.36	9.50
Molson production for shipment to the United States	**1.75**	1.77	1.90
Brazil	**9.85**	11.94	2.96
Total Molson volume	**21.03**	23.07	14.36

(i) Sources: Brewers of Canada, provincial liquor authorities and industry distribution companies.

Total estimated industry sales volume in Canada increased by 2.0% to 21.51 million hectoliters during the year ended March 31, 2004 compared to fiscal 2003. Molson's volume in Canada increased 0.7% to 9.43 million hectoliters in fiscal 2004 with increases primarily in Québec and British Columbia offset by volume declines in Alberta and Ontario.

Volume in Brazil was negatively impacted in fiscal 2004 by an overall softening of industry volume, Molson's elimination of trans-shipping in specific regions, a disappointing performance in the major market of São Paulo, which was down 33% for the year, as well as strong competitive activity. The establishment of six sales centers, including the important São Paulo region, started to address these volume declines.

Molson's production for sale in the United States was broadly flat with growth in Molson USA brands offset by lower partners' sales.

In fiscal 2003, total industry sales volume in Canada increased marginally by 0.2% to 21.08 million hectoliters when compared to fiscal 2002. Molson's volume in Canada decreased 1.4% to 9.36 million hectoliters during the same period with decreases primarily in Ontario and the western provinces. Molson's production for sale in the United States decreased 7.3% from 1.90 million hectoliters to 1.77 million hectoliters.

Canada

In fiscal 2004, net sales revenues increased by 3.2% to $2.1 billion in the year reflecting marginally higher volumes and increased selling prices when compared to last year. Excluding the $7.0 million gain on sale of a residual property, EBIT increased 11.6% to $537.7 million for the year ended March 31, 2004 reflecting improved margins resulting from favorable price increases as well as cost efficiencies in manufacturing operations, procurement and fixed overheads.

Net sales revenues in fiscal 2003 increased by 5% to $2.0 billion reflecting increased selling prices and favorable mix when compared to fiscal 2002 offset, in part, by lower volumes. EBIT increased 27% to $481.7 million for the year ended March 31, 2003 when compared to fiscal 2002, excluding the $50.0 million provision for rationalization, reflecting improved margins.

Market Share (%)	2004 Estimated	2003 Actual	2002 Actual
Including sales of imports:			
Canada	43.8	44.4	45.1
Québec/Atlantic	43.8	43.0	42.8
Ontario/West	43.8	45.2	46.3

Sources: Brewers of Canada, provincial liquor authorities and industry distribution companies.

Molson continues to concentrate on market share growth of core strategic brands nationally and on key regional markets with strong growth opportunities.

Molson's core brand share performed well with a share increase of 0.9 share points on a national basis during the fiscal year ended March 31, 2004 while average estimated market share for all beer sold in Canada declined 0.6 share points to 43.8% from 44.4% compared to the same period last year. This strong core brand share performance included the benefits of the launch of A Marca Bavaria™ across Canada as well as Ex Light® in Québec, which surpassed the two main competitors and is now the second-leading light beer in Québec, and took into account the 0.8 share point decrease of Canadian®.

The Québec/Atlantic region's core brand share increased 1.4 share points in fiscal 2004 and total market share continued strong growth with an increase of 0.8 share points from 43.0% to 43.8% despite intense levels of competitive tactical marketing and trade programs in the Québec super premium and value beer segments. In Québec, core brand share increased 1.7 share points and total market share increased 0.9 share points from 48.8% to 49.7%. These share gains reflected strong trade programs as well as opportunities created by the labor disruption of a competitor in the second quarter of fiscal 2004.

The Ontario/West region's market share declined from 45.2% to 43.8% in fiscal 2004. However, core brand market share increased 0.6 share points when compared to the prior year's level. The overall market share decline reflected strong competitor discount pricing activity and Molson's slow response to the value segment, primarily in Ontario and Alberta. Molson has undertaken significant activity to address the softening of the Ontario/West share including, but not limited to, a new brand focused organization with increased market focus, a national re-launch of Canadian®, a national roll-out of Canadian Light®, the launch of Molson's lower-carb brand Molson Ultra™ and the launch of Cold Shots®.

During the fiscal year ended March 31, 2003, Molson's average estimated market share for all beer sold in Canada declined to 44.4% from 45.1% when compared to the same period the previous year, however, core brands continued to perform well with a share increase of 1.0 share points on a national basis.

The Québec/Atlantic region's market share increased 0.2 share points to 43.0% at the end of fiscal 2003 with core brand share increasing 3.0 share points, despite intense levels of competitive tactical marketing and trade programs in the Québec super premium and discount beer segments.

The Ontario/West region's fiscal 2003 market share declined from 46.3% to 45.2%, however, core brand market share was only marginally below fiscal 2002 levels. The overall decrease reflects strong competitor discount pricing activity, primarily in Ontario and Alberta, and Molson's reduced in-case promotions. The decline is also attributable to the softening of the premium segment and the related impact on the Canadian® brand as well as increased pressure from competitive value brands.

Coors Canada

The Coors Canada partnership is responsible for the management of Coors brands in Canada. Molson brews, distributes and sells the Coors Light® brand in Canada.

Coors Canada showed continued strong growth in fiscal 2004 despite an aggressive competitive environment during the year. The Coors Light® brand remained the market leader in the light beer segment and the fourth-largest brand in Canada. In fiscal 2004, Coors Light's® estimated average national market share gained 0.5 share points to 8.4% with strong growth primarily in the Québec market.

In fiscal 2003, the Coors Light® brand remained the market leader in the light beer segment and the fourth-largest brand in Canada with an estimated average national market share of 7.9%.

Brazil

On March 18, 2002, Molson acquired 100% of the outstanding shares of Kaiser, whose assets include the Kaiser brands and eight brewing facilities in Brazil, for $1,136.3 million which included transaction costs and is net of cash acquired. In a separate transaction that closed on April 17, 2002, Molson sold 20% of its Brazilian operations to Heineken N.V. for proceeds of $333.9 million. This resulted in a gain of $64.2 million recorded in the three-month period ended June 30, 2002.

Net sales revenue for the year ended March 31, 2004 declined 5.6% from R$910.7 million to R$859.4 million reflecting a volume decline of 17.5% which was partially offset by higher net selling prices of approximately 9%. Net sales revenue, as measured in Canadian dollars, decreased 10.4% reflecting the 5.0% decrease in the average Brazilian real exchange rate in fiscal 2004 in addition to the above-noted factors.

The following table(i) summarizes the operating results of Molson's Brazilian business in Brazilian reais and the equivalent Canadian dollar amounts:

	Brazilian Reais			Cdn.$		
Years ended March 31	*2004*	*2003*	*2002*	*2004*	*2003*	*2002*
	(Currency in millions)					
Sales from external customers	**1,601.1**	1,675.4	346.0	**737.9**	816.0	224.0
Net sales revenue	**859.4**	910.7	197.0	**396.2**	442.1	127.7
EBIT(ii)	**(49.1)**	83.2	(5.1)	**(22.3)**	36.5	(2.9)

(i) Results for the year ended March 31, 2003 include 100% of the results of Molson's Brazilian operations and the minority interest account reflects 20% of the net earnings of the Brazilian operations from April 18, 2002 thereafter.

(ii) Results for the year ended March 31, 2004 exclude the rationalization provision of $43.3 million. Results for the year ended March 31, 2003 exclude the gain on sale of 20% of Molson's operations in Brazil of $64.2 million and the rationalization provision of $63.5 million.

At the end of the first quarter of fiscal 2004, following a poor volume performance, Kaiser, in conjunction with some Coca-Cola bottlers, undertook to implement a strategy to establish a dedicated sales force in six regions in Brazil. The main purpose of this strategy was to improve sales execution while taking full advantage of the Coca-Cola distribution system synergies. The planned six selling regions were established and all were fully operational at year-end. Kaiser had more than 1,200 sales employees in these six regions covering approximately 30% of Kaiser's total volume at year-end.

In addition, as a result of a detailed review of consumer preferences and in response to competitors' activities, the Kaiser brand was re-launched in the fourth quarter of fiscal 2004 with a new liquid, new advertising and new packaging. The volume decline trend improved in the fourth quarter to a decline of 7.2%, reflecting the lowest quarterly decline of the year. However, increased marketing investment from the re-launch and much higher costs relating to the establishment of the sales centers as well as the volume decline resulted in an operating loss of $22.3 million for the twelve-month period. Total market share in fiscal 2004 was 12.4%, which was 2.2 share points below the same period last year, according to ACNielsen data. During the fourth quarter of fiscal 2004, Kaiser improved its product mix to 56% returnable container sales compared to 50% in the third quarter and will continue to focus on maintaining this trend.

In fiscal 2003, total sales volume for the year was 11.94 million hectoliters compared to 2.96 million hectoliters in fiscal 2002 reflecting the increased volume attributable to the Kaiser acquisition. Total Molson market share in Brazil was 14.6% in fiscal 2003 compared to 17.0% in fiscal 2002 including Kaiser market share, according to ACNielsen data.

In fiscal 2003, Kaiser continued with its pricing strategy to improve the positioning of its brands against its major competitor and increased prices of products in both returnable and non-returnable containers in the second and third quarters. Price increases of 5% and 4% were realized in July and December respectively for returnable products and increases of 10% and 12% were realized for non-returnable containers in July and December respectively.

In fiscal 2004, Molson continued to implement initiatives to offset the currency fluctuation in Brazil including selling price increases, accelerated operating cost reductions as well as efforts to realign product mix to optimize profitability under existing currency conditions. The average exchange rate of the U.S. dollar in the year, including the impact of Molson's hedging transactions, was R$3.14 compared to R$2.87 for the same period last year.

The strategy of Molson in Brazil is to continue to work with the Coca-Cola distribution network and find appropriate and tailored solutions to address each individual region.

United States

Molson USA continued to focus on building the Canadian® brand with very positive volume growth of 26% in fiscal 2004 when compared to last year. Furthermore, Canadian®'s volume represented a more significant percentage of the total Molson USA portfolio—growing to 44% in fiscal 2004 from 36% in fiscal 2003. Molson USA also introduced Molson XXX™ in fiscal 2004 at super premium pricing in select Northeast and Midwest markets. Overall, Molson's total volume in the United States for the year ended March 31, 2004 was up 1.4% compared to last year.

Net sales revenue grew 1.5% when measured in U.S. dollars but declined 11.1% in Canadian dollars reflecting the strengthening Canadian dollar in fiscal 2004 when measured against the U.S. dollar. The fiscal 2004 operating loss of U.S.$4.7 million improved by U.S.$3.4 million when compared to the same period last year due to additional volume and tight control of costs.

In fiscal 2003, Molson USA introduced new advertising campaigns and packaging initiatives to reposition its brand with American consumers. Specifically, the focus in fiscal 2003 was in building Canadian® and the results were positive. Canadian® continued to show market share gains with volume growth of 39.4% in fiscal 2003 when compared to fiscal 2002. Furthermore, during fiscal 2003, Canadian®'s volume represented a more significant percentage of the total Molson USA portfolio—growing to 36% in fiscal 2003 from 26% in fiscal 2002.

Overall, Molson's total volume in the United States for the year ended March 31, 2003 increased 0.1% compared to fiscal 2002 and represented a significant trend improvement versus the decline of 12.5% for the previous year.

The following table summarizes the operating results of Molson's business in the United States in U.S. dollars and the equivalent Canadian dollar amounts:

	U.S.$			Cdn.$			Molson 50.1% Share Cdn.$		
Years ended March 31	**2004**	**2003**	**2002**	**2004**	**2003**	**2002**	**2004**	**2003**	**2002**
				(Dollars in millions)					
Sales from external customers	**111.2**	109.4	109.4	**150.9**	169.4	173.0	**75.6**	84.9	86.7
Net sales revenue	**93.8**	92.4	90.9	**127.2**	143.1	142.2	**63.7**	71.7	71.2
EBIT	**(4.7)**	(8.1)	(7.2)	**(6.4)**	(12.6)	(11.5)	**(3.2)**	(6.3)	(5.7)

Other

Provisions for Rationalization

In the first quarter of fiscal 2004, Molson announced additional initiatives to achieve its increased cost reduction targets in Brazil. These initiatives included the closure of the Ribeirão Preto plant as part of the capacity optimization strategy and, as a result, Molson recorded a rationalization provision relating to the closure costs and other reorganization activities of $43.3 million (R$92.2 million) which included primarily fixed asset write-downs of $37.5 million as well as employee severance and other

closure costs of $5.8 million. Molson continues to seek out new cost savings initiatives and has a group responsible for monitoring and delivering identified savings and any new initiatives.

Also in the first quarter of fiscal 2004, Molson completed the sale of a residual property adjacent to the Barrie brewery. A pre-tax gain of $7.0 million was recorded in the provision for rationalization line in the statement of earnings which is consistent with the original Barrie plant closure provision.

In the first quarter of fiscal 2003, Molson announced certain initiatives to deliver on its commitment to deliver synergies and cost reductions over the next three years in Brazil. These initiatives included the closure of two Bavaria plants and one Kaiser plant for strategic geographic reasons. As a result, Molson recorded a rationalization provision in the first quarter of fiscal 2003 relating to the Bavaria costs of $63.5 million which included primarily fixed asset write-downs, employee severance costs and a charge for the termination of the distribution arrangement with AmBev.

Results for fiscal 2002 included a provision for rationalization relating primarily to the closure of Molson's Regina brewery. A pre-tax provision of $50.0 million was recorded which included primarily the write-down of fixed assets and employee costs.

Discontinued Operations

On July 25, 2001, Molson completed the transaction for the sale of the business consisting of the Montréal Canadiens hockey club of the NHL and the Bell Centre and recorded a gain on disposal of $2.0 million. Molson received $190.0 million in cash, less closing adjustments, with the balance of payment in the form of preferred shares as well as a 19.9% interest in an entity owning both the team and the entertainment business. The preferred shares are redeemable on December 31, 2008 for $86.5 million, subject to certain terms and conditions.

Molson has given certain undertakings to the lenders of the purchaser such that, in the event the purchaser is unable to meet its obligations, Molson would exercise control over the entity that owns the entertainment business and the Montréal Canadiens, at predetermined conditions and subject to NHL approval. The obligations of the purchaser to these lenders at March 31, 2004 were $92.0 million.

Molson also has certain other obligations relating to its former businesses: Diversey Chemical Specialties and Beaver Lumber. The remaining provisions for discontinued operations are included in deferred liabilities.

Selected Consolidated Financial Information

Annual

Years ended March 31	2004	2003	2002
		(restated)(i) (Dollars in millions, except per share amounts)	
Net sales revenue	**$ 2,525.5**	$2,515.2	$2,102.3
Earnings from continuing operations before the following items, net of tax:	**$ 282.9**	$ 278.0	$ 194.1
Gain on sale of 20% of operations in Brazil	**—**	64.2	—
Provisions for rationalization	**(38.5)**	(41.9)	(33.5)
Minority interest impact on Brazil rationalization provision	**8.6**	8.4	—
Tax adjustments related to changes in enacted future income tax rates	**(16.0)**	—	15.0
Earnings from continuing operations	**237.0**	308.7	175.6
Earnings from discontinued operations	**—**	—	2.0
Net earnings	**$ 237.0**	$ 308.7	$ 177.6
Total assets	**$ 3,930.6**	$3,904.1	$4,506.3
Total long-term debt	**$ 1,135.4**	$1,220.6	$1,746.1
Less current portion	**347.0**	40.6	58.9
	$ 788.4	$1,180.0	$1,687.2
Net earnings per share from continuing operations—basic	**$ 1.86**	$ 2.42	$ 1.46
Net earnings per share from continuing operations—diluted	**$ 1.84**	$ 2.38	$ 1.43
Net earnings per share—basic	**$ 1.86**	$ 2.42	$ 1.48
Net earnings per share—diluted	**$ 1.84**	$ 2.38	$ 1.45
Dividends per share (Class A and B)	**$ 0.56**	$ 0.42	$ 0.38

(i) Restated by $3.7 million reflecting the previously disclosed stock option expense. Fiscal 2002 has not been restated for the effect of stock option expense.

Quarterly—Fiscal 2004

	March 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003
	(Dollars in millions, except per share amounts)			
Net sales revenue	$524.8	$623.3	$715.6	$661.8
Gross profit	$218.5	$255.6	$303.1	$278.2
Earnings before the following items, net of tax:	$ 42.2	$ 59.6	$ 96.5	$ 84.6
Provisions for rationalization	—	—	—	(38.5)
Minority interest impact on Brazil rationalization provision	—	—	—	8.6
Tax adjustments related to changes in enacted future income taxes	—	(16.0)	—	—
Net earnings	$ 42.2	$ 43.6	$ 96.5	$ 54.7
Net earnings per share—basic	$ 0.33	$ 0.34	$ 0.76	$ 0.43
Net earnings per share—diluted	$ 0.33	$ 0.34	$ 0.75	$ 0.42

Quarterly—Fiscal 2003

	March 31, 2003	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002
	(Dollars in millions, except per share amounts)			
Net sales revenue	$501.5	$641.3	$685.6	$686.8
Gross profit	$194.6	$263.9	$287.2	$288.5
Earnings before the following items, net of tax(i)	$ 59.6	$ 66.1	$ 82.3	$ 70.0
Gain on sale of 20% of operations in Brazil	—	—	—	64.2
Provisions for rationalization	—	—	—	(41.9)
Minority interest impact on Brazil rationalization provision	—	—	—	8.4
Net earnings	$ 59.6	$ 66.1	$ 82.3	$100.7
Net earnings per share—basic	$ 0.47	$ 0.52	$ 0.65	$ 0.79
Net earnings per share—diluted	$ 0.46	$ 0.51	$ 0.64	$ 0.77

(i) Restated by $0.8 million, $1.0 million, $0.9 million and $1.0 million in each of Q1, Q2, Q3 and Q4 respectively reflecting the previously disclosed stock option expense.

Financial Condition and Liquidity

Molson's consolidated balance sheet as at March 31, 2004, together with comparative fiscal 2003 figures, is summarized as follows:

Years ended March 31	2004	2003
	(Dollars in millions)	
Current assets	**$ 430.2**	$ 424.2
Less current liabilities	**(1,025.4)**	(803.5)
Working capital	**(595.2)**	(379.3)
Investments and other assets	**129.7**	130.1
Property, plant and equipment	**1,022.4**	1,026.9
Intangible assets	**2,348.3**	2,322.9
	$ 2,905.2	$3,100.6
Represented by:		
Long-term debt	**$ 788.4**	$1,180.0
Deferred liabilities	**359.1**	380.5
Future income taxes	**400.2**	355.0
Minority interest	**138.1**	152.1
	1,685.8	2,067.6
Shareholders' equity	**1,219.4**	1,033.0
	$ 2,905.2	$3,100.6

In fiscal 2005, working capital requirements, excluding the current portion of long-term debt, will continue to be funded through cash generated from operations and available credit facilities. As of March 31, 2004, long-term debt of $259.9 million has been included in current liabilities, however, Molson intends to refinance this debt with the term loan or the floating rate notes. The fiscal 2004 working capital deficit, excluding the $259.9 million of long-term debt, was $335.3 million, which was $44.0 million below last year.

Contractual Obligations

The following table summarizes Molson's obligations to make future payments on long-term debt, lease obligations and other obligations as at March 31, 2004, as well as the expected timing of these payments:

	Fiscal 2005	Fiscal 2006	Fiscal 2007-2009	Thereafter	Total
			(Dollars in millions)		
Long-term debt	$347.0	$202.8	$208.1	$377.5	$1,135.4
Operating leases	23.7	19.4	33.1	39.0	115.2
Purchase obligations	52.5	—	—	—	52.5
Other long-term obligations	8.7	24.6	26.8	3.1	63.2
Total contractual obligations	$431.9	$246.8	$268.0	$419.6	$1,366.3

Capital Spending

Molson's capital spending of $88.0 million in fiscal 2004 (2003—$85.9 million) was concentrated primarily in Canada as well as on the facilities in Brazil. Capital spending in Canada in the amount of $59.7 million supported Molson's strategic requirements to upgrade capacity and efficiency and was incurred primarily in the Toronto and Montréal breweries. Capital spending in fiscal 2005 is expected to be approximately $100 million, including approximately $75 million on brewing facilities in Canada.

Molson expects to fund fiscal 2005 capital expenditures from operating cash flow. All capital projects are subject to an EVA analysis to ensure that spending is prioritized to maximize shareholder value.

Shareholders' Equity

In fiscal 2004, as part of Molson's previously announced normal course issuer bid, Molson repurchased 751,000 Class A non-voting shares (2003—1,281,275) and no Class B common shares (2003—100,000) at prices ranging between $32.15 and $34.99 (2003—$31.62 and $38.16). The share buy-back is consistent with Molson's objective to offset the dilutive impact from the granting of stock options.

The total number of Class A non-voting and Class B common shares outstanding at March 31, 2004 were 105,042,256 (March 31, 2003—104,754,563) and 22,430,676 (March 31, 2003—22,469,018) respectively.

Molson's capital stock increased $12.9 million to $732.3 million as at March 31, 2004 reflecting the issuance of stock dividends and the exercise of stock options, partially offset by shares repurchased by Molson during the year.

Shareholders' equity at March 31, 2004 included cumulative unrealized translation adjustments of $340.3 million compared to $363.2 million at March 31, 2003 reflecting the net change in foreign currency denominated net assets of self-sustaining foreign operations on their translation into Canadian dollars at year-end. The translation adjustments for the year mainly reflected the relative strengthening during fiscal 2004 of the Brazilian real compared to the Canadian dollar.

Molson's book value per share based on shareholders' equity increased 17.9% to $9.57 at March 31, 2004 from $8.12 at March 31, 2003, reflecting net earnings of $237.0 million in the current fiscal year and the positive impact of the foreign currency translation account adjustments.

Dividends

Dividends declared to shareholders totaled $71.2 million in fiscal 2004, compared with $53.5 million in fiscal 2003. In fiscal 2004, Molson's quarterly dividend rate was increased by $0.03 or

27% to $0.14 per share effective in the first quarter. In fiscal 2003, the quarterly dividend was also increased by $0.01 or 10% to $0.11 per share in the third quarter. For fiscal 2005, the quarterly dividend is being increased by 7% to $0.15 per share. Dividends paid to shareholders totaled $53.5 million in fiscal 2003, compared with $45.4 million in fiscal 2002.

The dividends declared are consistent with the previously announced dividend policy, approved by the board of directors in November 2001, which targets a dividend payout range of 25%—30% of trailing net earnings.

Financial Instruments and Long-Term Liabilities

Molson's consolidated long-term debt at March 31, 2004 and 2003 was as follows:

Years ended March 31	2004	2003
	(Dollars in millions)	
Molson Inc.		
Term loan	**$ 59.9**	$ 329.3
Debentures	**150.0**	149.7
Floating rate notes	**250.0**	—
Molson Canada		
Term loan	**—**	99.9
Debentures	**577.6**	580.5
Brazil	**97.9**	61.2
	1,135.4	1,220.6
Less current portion	**347.0**	40.6
	$ 788.4	$1,180.0

Molson's 18-month bridge facility of $300.0 million expired on September 17, 2003 and was partially refinanced with $200.0 million of floating rate medium-term notes maturing September 16, 2005, issued on September 16, 2003 out of a total program of $500.0 million. Molson's $625.0 million revolving facility expiring on March 17, 2005 was used to refinance the remaining $100.0 million balance of the bridge facility. On October 17, 2003, Molson completed a second issuance of $50.0 million of floating rate medium-term notes maturing October 19, 2004 to repay a portion of indebtedness under the existing credit facility. The floating rate notes are direct, unsecured obligations of Molson and were offered by way of a private placement in Canada.

The Molson Canada $100.0 million credit facility expired on August 31, 2003 and was repaid from operations and using Molson's $625.0 million credit facility. As at March 31, 2004, $59.9 million (2003—$30.0 million) was drawn on the $625.0 million facility.

Molson's long-term debt in Brazil represented various facilities denominated in Brazilian reais bearing interest at rates averaging 20.2% during the year (2003—18.5%). Of the amounts drawn, $87.1 million (2003—$40.6 million) is due within the next fiscal year and is classified as current. Certain loans are secured by liens on the machinery and equipment and by real estate mortgaged.

The floating rate note program is an agreement under which Molson and the placement agent may agree to issue debt under terms and conditions that are only determined at the time of placement of the debt. As such, Molson's term loan, the 5.5% debentures and the $50.0 million floating rate note are classified as current liabilities. It is Molson's intention to refinance with either the term loan or the floating rate note program.

On September 30, 2003, Molson entered into an interest rate swap for $100.0 million which converted a portion of Molson's floating rate note due September 16, 2005 to a fixed rate. This swap is cancelable on a quarterly basis at the option of a third party. Molson also has an interest rate swap for

$100.0 million which converts a portion of the Molson Canada debenture due June 2, 2008, with a fixed rate of 6.0% to a variable rate. The swap expires on June 2, 2008.

Molson's net debt to capital ratio improved to 48:52 compared to 54:46 at March 31, 2003 reflecting both the current year's debt reduction and net earnings. At March 31, 2003, Molson's net debt-to-equity ratio was 54:46 compared to 59:41 in fiscal 2002, reflecting primarily the net repayment of approximately $483 million of additional debt to acquire Kaiser. Equity decreased as a result of the impact of unrealized translation adjustments which was partially offset by the fiscal 2003 net earnings.

Molson has a securitization arrangement for the sale, with limited recourse, of certain accounts receivable. As of March 31, 2004, Molson received total proceeds of $87.0 million from the sale of a portion of the outstanding receivables, compared to $54.0 million received as of March 31, 2003. The program was amended during the year to increase the maximum amount to $150.0 million.

Interest rates on total long-term debt ranged between 3.0% and 9.1% (2003—3.7% and 9.1%) in Canada and 15.6% and 22.1% (2003—14.3% and 25.8%) in Brazil during fiscal 2004.

Molson utilizes off-balance sheet financial instruments primarily to manage borrowing costs and to hedge cash flow needs in U.S. dollars and certain commodity requirements. The instruments that are used to hedge these risks consist mainly of swaps, zero cost collars and forward contracts. Molson follows a policy of not using financial instruments for speculative purposes and has procedures in place to monitor and control the use of financial instruments.

Changes in Cash Flows

The increase in net cash of $9.0 million in the current year, together with a comparison for fiscal 2003 and fiscal 2002, is summarized below:

Years ended March 31	2004	2003	2002
	(Dollars in millions)		
Provided from operating activities	**$216.4**	$282.2	$ 321.6
Provided from (used for) investing activities	**(73.1)**	249.8	(1,164.5)
Provided from (used for) financing activities	**(125.8)**	(578.3)	635.8
Increase (decrease) in cash from continuing operations	**17.5**	(46.3)	(207.1)
Effect of exchange rate changes on cash	**(0.3)**	(6.3)	—
Increase (decrease) in cash from discontinued operations	**(8.2)**	(6.2)	201.2
Increase (decrease) in cash	**$ 9.0**	$(58.8)	$ (5.9)

Cash provided from operating activities includes $103.8 million of cash used for working capital compared to $51.5 million of cash used for working capital for fiscal 2003. Excluding cash used for working capital, and excluding cash used for rationalization costs of $15.2 million in fiscal 2004 and $36.4 million in fiscal 2003, cash provided from operating activities decreased in fiscal 2004 by 9.4% to $335.4 million, compared to $370.1 million for fiscal 2003 reflecting higher funding in fiscal 2004 of prior year's EVA bonuses as well as higher cash taxes payable due to the mix of earnings partially offset by higher net earnings before rationalization costs. Cash used for working capital in fiscal 2004 related primarily to higher funding of both income taxes in Canada and accounts payable.

Cash used for investing activities of $73.1 million in fiscal 2004 reflected primarily additions to property, plant and equipment. In fiscal 2003, cash provided from investing activities of $249.8 million reflected primarily the proceeds of $333.9 million on the sale of 20% of the operations in Brazil offset in part by $85.9 million spent on additions to property, plant and equipment. In fiscal 2002, cash used for investing activities included $1,136.3 million to acquire Kaiser, as well as $72.4 million for property, plant and equipment additions.

Cash used for financing activities in fiscal 2004 included a net reduction in long-term debt of $84.0 million and $24.6 million for the repurchase of shares under the normal course issuer bid. In fiscal 2003, cash used for financing activities included a net reduction in long-term debt of $483.4 million and $50.2 million for the repurchase of shares under the normal course issuer bid. In fiscal 2002, cash provided from financing activities of $635.8 million reflected the net increase in long-term debt of $440.2 million and the issuance of $238.2 million of Molson Class A non-voting shares for cash to finance the acquisition of Kaiser.

Cash used for discontinued operations consisted of $8.2 million in fiscal 2004 and $6.2 million in fiscal 2003 for operating activities to fund obligations previously provided for in the accounts. In fiscal 2002, cash provided from discontinued operations included $190.0 million received on the sale of the Bell Centre and the Montréal Canadiens.

Risks and Uncertainties

Foreign Exchange Risk

With respect to Molson's operations in Brazil, Molson is exposed to fluctuations in foreign exchange rate movements as substantially all of its revenues in Brazil are in reais. Also, a significant portion of Molson's operating expenses, in particular those related to hops, malt and aluminum are denominated in, or linked to, U.S. dollars. Molson enters into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates. Hedging activities consisted of foreign exchange contracts and foreign currency swaps including marketable securities indexed to U.S. dollars.

Commodity Risk

Molson uses a large volume of agricultural materials to produce its products, including malt and hops. Molson purchases a significant portion of its malt and all of its hops outside Brazil and Canada, as well as substantial quantities of aluminum cans. In Brazil, all the hops purchased in the international markets outside South America are settled in U.S. dollars. In addition, although aluminum cans are purchased in Brazil, the price paid is directly influenced by the fluctuation of the U.S. dollar against the Brazilian real. Molson reduces exposure to the commodity price fluctuations through the negotiation of fixed prices with suppliers for periods generally less than one year. In addition, Molson introduced a commodity hedging program in fiscal 2003 which allows for the use of derivative financial instruments to manage and reduce the impact of changes in commodity prices in future years. Molson's policy is to enter into hedging contracts for specific business requirements and does not permit the use of financial instruments for speculative purposes.

Tax and Other Contingent Liabilities—Brazil

Kaiser is a party to a number of claims from the Brazilian tax authorities. Molson has either paid, or alternatively made provisions for, the amounts it believes may be ultimately due pursuant to these claims. These legal tax proceedings include claims for income taxes, Federal excise taxes (IPI), value-added tax (ICMS), revenue taxes (PIS / Federal unemployment insurance contribution) and Federal social security tax (COFINS).

Contingent Liabilities

Molson is subject to certain legal claims arising in the normal course of business and as a result of the disposition of previously held and discontinued businesses for which Molson has made provisions for the amounts it believes may be ultimately paid.

Environment

Molson has a comprehensive program to oversee environmental, crisis management and health and safety matters. Management has concluded, based on existing information and applicable laws and regulations, that the amounts expended or anticipated to be expended by Molson on these matters, other than as specifically provided for, are not likely to be material to Molson's operations or financial condition. Management is also unaware of any instance of non-compliance with environmental laws and regulations that is not already being responsibly addressed.

Related Party Transactions

In the ordinary course of business, Molson enters into transactions with related parties. All related party transactions are recorded at their exchange amounts. In Ontario and the western provinces, Molson Canada distributes its product and incurs distribution costs through sales to its equity-accounted provincial distribution companies. Included in cost of sales, selling and administrative costs in the consolidated statements of earnings are distribution and other costs of $158.9 million (2003—$166.5 million) charged by the equity-accounted provincial distribution companies.

Included in accounts receivable as at March 31, 2004 were amounts of $9.5 million receivable (2003—$8.2 million payable) from the equity-accounted provincial distribution companies.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and accompanying notes. Management regularly reviews these estimates and assumptions based on currently available information. Although these estimates are based on management's best knowledge of current events and actions that Molson may undertake in the future, actual results could differ from the estimates.

Employee Future Benefits

Pension and other employee benefit costs and obligations depend on assumptions used in calculating those amounts. Two critical assumptions, the discount rate and the expected long-term rate of return on plan assets are important elements of cost and/or obligation measurement. Other assumptions include the rate of compensation increase and the health-care cost trend rate, as well as demographic factors such as retirement ages of employees, mortality rates and turnover. Assumptions are reviewed and updated at least annually.

The discount rate allows Molson to reflect estimated future benefit payments at present value on the measurement date. Management has little discretion in selecting the discount rate as it must represent the market rates for high quality fixed income investments available for the period to maturity of the benefits. A lower discount rate increases the benefit obligation and benefit costs. A 25 basis-point change in the weighted-average discount rates would increase or decrease expected benefit cost in fiscal 2005 by approximately $2.7 million.

The expected long-term rate of return on pension plan assets assumption is determined considering historical returns, future estimates of long-term investment returns and asset allocations. A lower return assumption increases pension costs. A 25 basis-point change in the return assumption would increase or decrease expected pension cost in fiscal 2005 by approximately $2.0 million.

Impairment of Intangible Assets and Goodwill

Molson measures for impairment whenever events or changes in circumstances indicate that the carrying value of indefinite life intangible assets or goodwill may be impaired, using a projected discounted cash flow method and corroborates its assessment using other valuation methods.

If the fair value of indefinite life intangible assets, as estimated through discounted cash flow analysis, is less than their carrying value, they are written down to their fair value with a reduction of intangible assets on the balance sheet and an impairment charge in the statement of earnings.

If a business unit's carrying value is more than its fair value, Molson must determine the fair value of all assets and liabilities of the business unit and calculate the residual goodwill. An impairment charge is then recorded on the difference between the recalculated goodwill over the carrying value of goodwill and is shown as a reduction in the amount of goodwill on the balance sheet and an impairment charge in the statement of earnings.

Molson makes a number of significant estimates when calculating fair value using a projected discounted cash flow method. These estimates include among others, the assumed growth rates for future revenue, EBIT and cash flows, the number of years used in the cash flow model and the discount rate for future cash flows.

Molson believes that all of its estimates are reasonable. They are consistent with internal planning and reflect management's best estimates, however, there are inherent uncertainties that exist that management may not be able to control.

Any change in each of the estimates used could have a material impact on the calculation of the fair value and a potential impairment charge. As a result, Molson is unable to reasonably quantify the changes in the overall financial performance if different assumptions were used.

Molson cannot predict whether an event that triggers an impairment will occur, when it will occur or how it will affect the asset values reported.

In the fourth quarter of 2004, Molson completed its annual impairment test for goodwill for all of its reporting units and concluded, based on assumptions noted above, that no impairment charge was warranted.

Contingent Tax Liabilities—Brazil

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of these contingent liabilities inherently involves the exercise of significant judgment and estimates of the outcome of future events.

Molson records liabilities for known tax contingencies when, in the judgment of Molson based on a review from both internal and external legal counsel, it is probable that a liability has been incurred. It is reasonably possible that actual amounts payable resulting from assessments by tax authorities could be materially different from the liabilities Molson has recorded due to the complex nature of tax legislation.

Income Taxes

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in Molson's consolidated financial statements. Income tax assets and liabilities, both current and future, are measured according to the income tax legislation that is expected to apply when the asset is realized or the liability is settled. Molson regularly reviews the recognized and unrecognized future income tax assets to determine whether a valuation allowance is required or needs to be adjusted. In forming a conclusion about whether it is appropriate to recognize a tax asset, Molson must use judgment in assessing the potential for future recoverability while at the same time considering past

experience. All available evidence is considered in determining the amount of a valuation allowance. Currently, Molson has not recorded tax assets on any tax losses. If Molson's interpretations differ from those of tax authorities or judgments with respect to tax losses change, the income tax provision could increase or decrease, potentially significantly, in future periods.

Impact of New Accounting Pronouncements

Effective with the fiscal year commencing on April 1, 2001, Molson adopted the new accounting pronouncements of the Canadian Institute of Chartered Accountants ("CICA") Handbook section 3500 "Earnings per Share", section 1751 "Interim Reporting" and section 3062 "Goodwill and Other Intangible Assets". Further details are provided in note 1 to the consolidated financial statements.

Effective with the fiscal year commencing on April 1, 2002, Molson adopted the new accounting pronouncements of the CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments" and Accounting Guideline 14 "Disclosure of Guarantees". Further details are provided in notes 1, 17 and 18 to the consolidated financial statements.

Effective April 1, 2003, Molson began expensing the cost of stock option grants in its accounts. As a result, Molson has recorded $5.2 million related to stock option expense in fiscal 2004. Opening retained earnings were restated by $3.7 million reflecting the full year effect of stock option expense on the fiscal 2003 results.

The CICA issued Accounting Guideline 13 "Hedging Relationships", which establishes certain conditions regarding when hedge accounting may be applied and which is effective for Molson's annual and interim periods beginning on April 1, 2004. Molson has prepared for the implementation of the hedging provisions. The relevant hedging relationships will be subject to an effectiveness test on a regular basis for reasonable assurance that it is and will continue to be effective. Under these rules, any derivative instrument that does not qualify for hedge accounting will be reported on a mark-to-market basis in earnings.

The CICA issued Accounting Guideline 15 "Consolidation of Variable Interest Entities" ("AcG 15") effective for annual or interim periods beginning on or after November 1, 2004. AcG 15 is consistent in all significant respects with the comparable U.S. standard, the Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities—An Interpretation of ARB51" ("FIN 46"), and requires an assessment of whether an interest held by a corporation in another entity constitutes a variable interest. Once another entity is determined to be a variable interest entity, the party with the controlling interest in that entity, measured by reference to expected losses and expected residual returns, must consolidate that entity. Molson has completed its analysis of variable interests and concluded that under AcG 15, it will have to consolidate Brewers Retail Inc., Coors Canada Partnership and Molson USA.

Legal Proceedings

Molson is subject to certain legal claims arising in the normal course of business, none of which is expected to materially affect the financial results of Molson.

Directors and Officers

Directors

The names, places of residence, principal occupations and ages of Molson's directors in place as of •, 2004, the period during which each director has served on the Molson board of directors as well as the number of voting securities they owned as at that date are set forth in the table below. The term of each director runs from the time of his election or appointment to the next succeeding annual meeting of shareholders or until a successor is appointed.

Name and Place of Residence	Age	Principal Occupation	Nature of Activities	Director Since	Voting Securities
Luc Beauregard(4) Québec, Canada	63	Chairman and chief executive officer, NATIONAL Public Relations Inc.	Public Relations	1997	760 Class A
Dr. Francesco Bellini(2)(4)(5) Québec, Canada	57	Chairman and chief executive officer, Neurochem Inc. and chairman, Picchio International Inc.	Biotechnology	1997	12,718 Class A
John E. Cleghorn(3)(5) Ontario, Canada	63	Chairman of the board SNC-Lavalin Group Inc.	Engineering-Construction	2003	5,225 Class A
Daniel W. Colson(2) London, England	57	Corporate director		1997	836 Class A
Eric H. Molson(3)(4) Québec, Canada	67	Chairman of the board, Molson Inc.	Brewing	1974	224,540 Class A and 10,018,000 Class B(1)
Stephen T. Molson(4) Québec, Canada	65	President and member of the board, The Molson Foundation	Charitable Foundation	1988	3,600 Class A(1)
David P. O'Brien(3)(5) Alberta, Canada	63	Chairman, EnCana Corporation and Royal Bank of Canada	Oil and Gas	2002	5,000 Class A
Daniel J. O'Neill Québec, Canada	52	President and chief executive officer, Molson Inc.	Brewing	1999	105,797 Class A
H. Sanford Riley(2)(5) Manitoba, Canada	53	President and chief executive officer, Richardson Financial Group Ltd.	Financial Institution	1999	2,000 Class A

(1) See "Special Meeting of Molson Securityholders—Voting Securities and Principal Holders of Securities" beginning on page 58.

(2) Member of the Audit and Finance Committee

(3) Member of the Corporate Governance Committee

(4) Member of the Environment, Health and Safety Committee

(5) Member of the Human Resources and Pension Fund Committee

Non-Director Senior Officers

The names, places of residence and ages of the non-director senior officers of Molson as at •, 2004, and the position and principal occupation of each non-director senior officer as at that date are as follows:

Name and Place of Residence	Age	Principal Occupation
Peter L. Amirault, Ontario, Canada	44	Senior vice president, business development and innovation
Kevin T. Boyce, Ontario, Canada	49	President and chief operating officer, Molson North America
Brian Burden, Québec, Canada	49	Executive vice president and chief financial officer
Robert Coallier, Québec, Canada	44	Executive vice president, corporate strategy and international operations
Raynald H. Doin, Québec, Canada	56	Senior vice president, strategy & integration
Marie Giguère, Québec, Canada	53	Senior vice president, chief legal officer and secretary
Les Hine, Ontario, Canada	47	Chief marketing officer, Molson Canada
Sylvia Morin, Québec, Canada	50	Senior vice president, corporate affairs
Cathy Noonan, Ontario, Canada	48	Senior vice president, global costs
David Perkins, Colorado, United States	51	President, market development, Molson North America
Fernando Tigre, São Paulo, Brazil	61	President and chief executive officer, Cervejarias Kaiser Brasil S.A.
Gregory L. Wade, Québec, Canada	56	Senior vice president, quality brewing

During the past five years, all the directors and senior officers have been engaged or employed in the above capacities or other capacities by Molson or the organizations indicated under "Principal Occupation" except:

- F. Bellini who, prior to May 2001, was chairman and chief executive officer as well as co-founder of BioChem Pharma Inc.;
- J. E. Cleghorn who, prior to July 2001, was chairman and chief executive officer of Royal Bank of Canada;
- D. W. Colson who, until March 2004, was vice chairman of Hollinger International Inc., as well as deputy chairman and chief executive office of Telegraph Group Limited in London, England;
- D. P. O'Brien who, from October 2001 to April 2002, was chairman and chief executive officer, PanCanadian Energy Corporation and prior to October 2001, was president and chief executive officer of Canadian Pacific Limited;

- H.S. Riley who, prior to May 2001, was president and chief executive officer of Investors Group Inc.;
- P. Amirault who, prior to January 1, 2003, was managing director of Sleeman Brewing & Malting Co. Ltd.;
- K. Boyce who, prior to March 31, 2004, was chief executive officer of Unilever Cosmetics International and, from May 2000 to October 2003, was president and chief executive officer of Unilever Canada. Prior thereto, he was president of Good Humor Breyer's ice cream division of Unilever;
- B. Burden who, prior to September 3, 2002, was senior vice president, Seagram corporate venture transition of Diageo PLC;
- R. Coallier who, prior to May 29, 2000, was chief financial officer of C-MAC Industries;
- L. Hine who, prior to August 18, 2003, was a partner at Futurus Management Consulting Inc. and, prior to July 1, 2000, was a vice president at the Northeast Asia Division of Procter & Gamble;
- S. Morin who, prior to June 24, 2002, was vice president corporate communications at BCE Emergis and, from May 1999 to June 2000, director of communications at Bell Nexxia;
- F. Tigre who, prior to July 1, 2004, was a director of Camargo Correa, parent company of São Paulo Alpargatas, where he was president from 1997 to 2003. Prior to 1997, he was president of Jari Cellulose, a pulp and paper company in Brazil, and also held positions with Alcoa, Westinghouse and GE in Brazil; and
- G. Wade who, prior to March 26, 2001, was corporate vice president and vice president R&D/ QA/engineering/safety and purchasing with Vlasic Foods International.

As of •, 2004, the directors and senior officers of Molson, as a group, owned, directly or indirectly, or exercised control or direction over •% of the outstanding • Class B common shares of Molson. See "Special Meeting of Molson Securityholders—Voting Securities and Principal Holders of Securities" beginning on page 58. This does not include the • Class A non-voting shares underlying options which these directors and officers held as of •, 2004.

Director and Executive Compensation

Human Resources and Pension Fund Committee

In 2004, the human resources committee and the pension fund committee were combined to form the human resources and pension fund committee. The human resources and pension fund committee of the Molson board of directors develops, reviews and recommends to the board of directors appropriate executive and management compensation policies, programs and levels. The human resources and pension fund committee reviews Molson's management compensation strategy and programs to ensure that they are aligned with shareholders' interests and corporate performance. The human resources and pension fund committee develops performance objectives in conjunction with the chief executive officer and assesses the performance of the chief executive officer annually in relation to these objectives. In addition, the human resources and pension fund committee is responsible for reviewing short-term and long-term succession plans for senior officers of Molson.

The human resources and pension fund committee met six times during fiscal 2004. In fiscal 2004, the human resources and pension fund committee was composed of five non-management directors, all of whom were considered unrelated and independent.

Directors' Compensation

In May 2004, the board of directors approved modifications to the directors' compensation for fiscal 2005 following a benchmark analysis and review completed in 2004.

Annual board of directors retainer:	$28,000, at least 50% of which is paid in Molson deferred share units, to be increased to $40,000 on January 1, 2005
Board of directors meeting fee:	$1,500 per meeting—related expenses are also covered
Committee meeting fee:	$1,500 per meeting—related expenses are also covered
Travel fee:	$1,000 per meeting
Committee chair retainer:	$6,000 annually ($4,000 prior to June 1, 2004)
Committee member retainer:	$3,000 annually

In fiscal 2004, the chairman of the board of directors and the deputy chairman received annual fees of $300,000 and $150,000, respectively, in lieu of other compensation paid to the directors. They also received annual grants under the deferred share unit plan equivalent to $100,000 and $50,000 respectively. In addition, the chairman received a pension from Molson and retiree benefits similar to those accorded to other senior executives on retirement. The deputy chairman also received a fee of $200,000 for consulting services.

A deferred share unit is a unit equivalent in value to one Molson Class A non-voting share but is not paid out until such time as the director leaves the board of directors, thereby providing an ongoing equity stake in Molson throughout the director's period of service on the board of directors.

Notional dividends are paid on the accumulated deferred share units in the form of additional deferred share units.

Molson directors are required within four years of becoming directors to hold either Class B common shares, Class A non-voting shares or deferred share units having a value of not less than four times their annual retainer.

The board of directors, on advice from the corporate governance committee, reviews directors' compensation regularly to ensure that compensation reflects the responsibilities and risks involved in serving as a director.

Directors' Stock Option Plan

In fiscal 2004, non-employee directors were granted options on Molson Class A non-voting shares as follows:

- 5,000 options in each of their first two years of service on the board of directors granted at market value and fully vested after five years; and
- 3,400 options, annually thereafter, granted at market value and fully vested after two years.

As of fiscal 2005, directors will receive deferred share units instead of options.

Directors' and Officers' Liability Insurance

Molson maintains a combined directors and officers' liability reimbursement insurance policy with a limit of liability of $115,000,000 per policy year to cover the directors and officers individually and collectively as a group, and to cover Molson for its liability to indemnify the directors and officers pursuant to Molson's by-laws. The entire premium cost in the aggregate amount of $482,000 for the 2004 fiscal year was borne by Molson. The premium for this policy was not allocated between directors

and officers as separate groups. In respect of reimbursement coverage, Molson bears the first $750,000 of any loss.

Report on Executive Compensation

The human resources committee sets the compensation of senior executives of Molson, other than the president and chief executive officer whose compensation, upon the recommendation of the human resources committee, is set by the board of directors. As at March 31, 2004, there were 12 senior executives of Molson who were at senior vice president level, and above.

As was the case in the previous fiscal years, the focus in fiscal 2004 was to continue to manage the total remuneration strategy for Molson. As part of this strategy, base salaries for senior executives are positioned at the median percentile of the pay practices of the selected comparator group of Canadian public companies with revenues ranging from $1 to $5 billion while total direct cash is targeted at the third quartile of the comparator group. A substantial portion of each executive's annual cash compensation is variable and tied to the attainment of corporate and individual performance objectives. In addition, the Molson stock option plan is intended to align executive and shareholder interests on a long term basis. A blend of Canadian and U.S. public companies is used as a comparison group for some senior executives.

The incentive plan design has two separate components to reward employees for overall business results and individual contributions, as measured against individual performance objectives and improvement of EVA. EVA is a measure of corporate performance that includes a charge against profit for the cost of capital employed and is intended to focus employees on working more efficiently. Short term incentive target bonuses are based on a percentage of base salary with the percentage increasing with increasing levels of responsibility. A bonus is declared, based on the improvements in EVA and individual performance objectives. A bonus payment is made equal to the target bonus plus one-third of the excess declared bonus above target bonus. The remaining two-thirds of this amount are banked (held in reserve), subject to adjustment for future business results. There is neither a minimum nor a maximum bonus declaration. In fact, a negative bonus can be applied against the banked amount.

The bonus for the president of Molson USA was determined partially on the basis of the EVA program described above and partially on the basis of a bonus plan specific to Molson USA. The bonus provided under the latter is determined in accordance with the financial results and the volume growth achieved by Molson USA over the fiscal year.

Molson generally grants stock options once a year. The options are priced at 100% of the average market value of Molson's stock for the five trading days preceding the effective date of the grant. Grants are generally for a period of 10 years. The number of stock options granted to senior executives annually is targeted to reflect individual performance and designed to deliver a long term incentive plan that is competitive with plans of companies in the comparator group at various levels of responsibility. For executives at senior vice president level and above, options generally vest at the rate of one-third after three years, another third after four years and the balance after five years.

Compensation of the Chief Executive Officer

The president and chief executive officer's base salary was increased to $1,000,000 in June 2003. This salary falls between the median and the 75th percentile of the selected comparator group of Canadian public companies and a selected group of U.S. consumer products companies with revenues ranging from $1 to $5 billion (compensation data is size adjusted to Molson's revenue size). On the recommendation of the human resources committee, the Molson board of directors approved a grant of 400,000 stock options and 50,000 share units to the president and chief executive officer on March 9, 2004. Share units represent one Molson Class A non-voting share but are not earned until the end of a three-year vesting period and until specific performance objectives are also attained with respect to two-thirds of the units. Estimated future payouts will be based upon Molson's total shareholders'

compounded annual return and the total shareholders' compounded annual return relative to a group of international brewers. The threshold payout under this grant is 25,000 units, the target is 50,000 units and the maximum is 150,000 units.

The president and chief executive officer was eligible in fiscal 2004 to receive a target bonus equal to 100% of his salary. On the recommendation of the human resources committee, the Molson board of directors approved a bonus for the president and chief executive officer of $1,008,167. The amount of the bonus was based upon EVA improvement and individual objectives set in conjunction with the human resources committee and endorsed by the Molson board of directors at the start of the fiscal year.

Performance Graphs

The following graph compares the annual change over Molson's last five fiscal years in the cumulative total return of $100 invested in Molson's Class A non-voting shares, Class B common shares and the S&P/TSX Composite Index. The S&P/TSX Index consists of approximately 71% of the total market capitalization of Canadian-based companies listed on the TSX, including Molson, among many others. The S&P/TSX total return data is from Bloomberg L.P.

Cumulative Return of $100 Invested in Molson
Class A non-voting and Class B common shares

	Mar. '99	Mar. '00	Mar. '01	Mar. '02	Mar. '03	Mar. '04	Percentage of Change from 1999 to 2004
Molson Class A (■)	$100.00	$113.58	$218.76	$351.96	$343.73	$335.45	235%
Molson Class B (♦)	$100.00	$111.70	$213.24	$347.31	$333.70	$328.35	228%
S&P/TSX Total Return Index (▲)	$100.00	$145.47	$118.40	$124.19	$102.38	$140.98	41%

Comparison of Five-Year Cumulative Total Return


400
350
300
250
200
150
100
50
03/31/99
03/31/00
03/31/01
03/31/02
03/31/03
03/31/04

Summary Compensation Table

The following table sets out, for Molson's last three fiscal years, total compensation of the chief executive officer, chief financial officer and Molson's three other executive officers who had the highest total annual compensation (based on total annual salary and bonus) during the fiscal year ending March 31, 2004 and who were serving as executive officers at the end of the fiscal year. We refer to them as Named Executive Officers.

	Annual Compensation			Long Term Compensation		All Other Compensation		
Name and Principal Position	**Fiscal Year**	**Salary ($)**	**Bonus(1)**	**Other Annual Compensation**	**Securities Under Options(2) Granted (#)**	**Restricted Shares(3) ($)**	**LTIP Payouts ($)**	**($)**
Daniel J. O'Neill	2004	983,333	1,008,167	15,944(4)	400,000	13,111	—	—
President and Chief Executive	2003	900,000	3,991,250	20,455(5)	—	12,000	—	—
Officer, Molson Inc.	2002	875,000	2,361,250	92,809(6)	400,000	11,667	—	—
Brian Burden	2004	408,333	154,202	17,187(5)	35,000	5,444	—	22,458(8)
Executive Vice-President and	2003	233,333(7)	136,111	10,969(5)	125,000	2,222	—	137,833(9)
Chief Financial Officer,	2002		—	—	—	—	—	—
Molson Inc.								
Robert Coallier(15)	2004	459,375	—	455,200(10)	45,000	6,089	—	25,967(8)
President and Chief Executive	2003	425,000	675,040	266,634(11)	50,000	5,583	—	23,375(8)
Officer	2002	370,833	502,865	8,902(4)	74,000	4,944	—	41,854(8)
Cervejarias Kaiser and								
Executive Vice-President								
Molson Inc.								
David Perkins	2004	363,713(12)	124,947(12)	6,295(5)	25,000	4,528	—	—
President, Market	2003	410,750(13)	522,386(13)	9,718(5)	18,000	4,352	—	—
Development Molson North	2002	356,550(14)	370,528(14)	9,788(5)	36,000	4,581	158,054	—
America								
Raynald H. Doin	2004	311,583	128,807	5,052(4)	21,000	4,154	—	17,137(8)
Senior Vice-President,	2003	300,417	648,663	5,822(4)	23,000	4,006	—	16,533(8)
Strategy & Integration	2002	275,833	296,292	11,824(5)	50,000	3,677	152,789	26,689(8)
Molson Inc.								

(1) Short term incentives earned for a fiscal year are paid in May of the following year. Amounts shown in the table reflect incentive compensation to be paid in respect of the fiscal year. The bonus includes a portion earned during the fiscal year as well as a portion of bonus amount banked in the previous fiscal year. A description of the plan is found in the paragraph entitled "Report on Executive Compensation". A portion of the annual incentive amount accrued is maintained in a "bonus bank" to be used in the calculation of future bonuses. There is no guarantee that these amounts will be paid as they are subject to future economic results. Amounts banked for Named Executive Officers are as follows: (i) D. O'Neill: $16,333; (ii) B. Burden: $0; (iii) R. Coallier: ($322,228); (iv) D. Perkins: $3,511; (v) R. Doin: $7,213.

(2) This table takes into account the stock subdivision (two-for-one) effective on September 6, 2001.

(3) Represents Molson's payments made to the Molson Employee Share Ownership Plan.

(4) Represents income tax gross-up on benefits allowance. The value of perquisites and other benefits for the Named Executive Officer is not greater than the lesser of $50,000 and 10% of total annual salary and bonus.

(5) Represents imputed interest on share purchase loan and income tax gross-up on benefits allowance. The value of perquisites and other benefits for the Named Executive Officer is not greater than the lesser of $50,000 and 10% of total annual salary and bonus.

(6) This amount includes imputed interest for share purchase loan ($16,674), income tax gross-up on benefits allowance ($21,005), along with perquisites and other benefits. Of the perquisites and other benefits, the following items represent more than 25% of the total: perquisite car ($23,155) and executive long-term disability premium ($19,940).

(7) Hired on September 1, 2002, and accordingly represents compensation for the period September 1, 2002 to March 31, 2003.

(8) Represents contributions to the Named Executive Officer's defined contribution pension plan and notional supplemental pension plan.

(9) Represents hiring incentive under employment agreement of which the value was invested in Molson's Class A non-voting shares and contributions to the Named Executive Officer's defined contribution pension plan and notional supplemental pension plan.

(10) This amount includes income tax gross-up on benefits and other foreign services allowances ($128,838), along with perquisites and other benefits.

(11) This amount includes income tax gross-up on benefits and other foreign services allowances ($80,155), along with perquisites and other benefits.

(12) U.S. earnings were converted to Canadian dollars using an exchange rate of U.S$1 = Cdn.$1.35.

(13) U.S. earnings were converted to Canadian dollars using an exchange rate of U.S$1 = Cdn.$1.55.

(14) U.S. earnings were converted to Canadian dollars using an exchange rate of U.S$1 = Cdn.$1.57.

(15) Fernando Tigre became president and chief executive officer of Kaiser in July 2004 and Robert Coallier assumed the position of executive vice president, corporate strategy and international operations of Molson.

Equity Compensation Plans

The following table provides information as of • , 2004 about the Molson Class A non-voting shares that may be issued upon the exercise of outstanding options, warrants and rights under Molson's equity compensation plan:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plan approved by securityholders	•	•	•
Equity compensation plans not approved by securityholders ..	None	None	None

Stock Options

Molson established a stock option plan in 1988 (the "Plan") providing for the issuance of options to purchase Class A non-voting shares of Molson which expires December 31, 2004, unless extended or replaced by the Molson board of directors. The number of authorized and unissued shares that may be issued under the Plan may not at any time exceed 11,106,000 shares. As at •, 2004, a total of • shares had been issued since the beginning of the Plan and there were • options outstanding. The following table sets out grants made to the Named Executive Officers in fiscal 2004.

Option Grants during Fiscal 2004

Name	Securities Under Option Granted (#)	Percentage of Total Options Granted to Employees (%)	Exercise or Base Price ($/Share)	Market Value of Shares Underlying Options at Date of Grant ($/Share)	Expiration Date
Daniel J. O'Neill	400,000	29.20	30.63	30.63	March 16, 2014
Brian Burden...........	35,000	2.56	32.31	32.31	May 2, 2013
Robert Coallier	45,000	3.29	32.31	32.31	May 2, 2013
David Perkins	25,000	1.83	32.31	32.31	May 2, 2013
Raynald H. Doin	21,000	1.53	32.31	32.31	May 2, 2013

The following table sets out for the Named Executive Officers, information concerning the exercise of stock options during the fiscal year and the number and value of unexercised options held by each of the Named Executive Officers as at March 31, 2004.

Aggregated Option Exercises during Fiscal 2004 and Option Value as at March 31, 2004

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at March 31, 2004 (#)		Value of Unexercised in-the- Money Options(1) ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Daniel J. O'Neill	Nil	Nil	1,500,000	800,000(2)	32,602,500	1,348,000(2)
Brian Burden	Nil	Nil	Nil	160,000	Nil	363,200
Robert Coallier	83,333	1,838,393	Nil	335,667	Nil	4,086,660
David Perkins	38,667	881,205	Nil	123,000	Nil	1,251,252
Raynald H. Doin	38,667	892,602	Nil	138,000	Nil	1,388,792

(1) Closing Market Price: $32.33 as at March 31, 2004.

(2) The trading price of the Class A non-voting shares must be at least twice the grant price of $30.66 on March 12, 2007 for the 400,000 options granted in fiscal 2002 to become exercisable, and there are performance measures tied to the vesting of 266,667 of the 400,000 options granted in fiscal 2004. These options will vest upon completion of the merger transaction.

Retirement Plans

Retirement benefits for Named Executive Officers are provided by a combination of a registered pension plan and an unregistered supplementary retirement income agreement.

Named Executive Officers' retirement benefits will normally start at age 65 but benefits can commence as early as age 55. At normal retirement age, total benefits can be estimated from the following tables. These amounts are not integrated with government benefit plans.

Daniel J. O'Neill

Final Average Remuneration ($)	Years of Pensionable Service				
	5	10	15	20	25
1,000,000	125,000	250,000	375,000	500,000	550,000
1,250,000	156,250	312,500	468,750	625,000	687,500
1,500,000	187,500	375,000	562,500	750,000	825,000
1,750,000	218,750	437,500	656,250	875,000	962,500
2,000,000	250,000	500,000	750,000	1,000,000	1,100,000
2,250,000	281,250	562,500	843,750	1,125,000	1,237,500
2,500,000	312,500	625,000	937,500	1,250,000	1,375,000
2,750,000	343,750	687,500	1,031,250	1,375,000	1,512,500
3,000,000	375,000	750,000	1,125,000	1,500,000	1,650,000
3,250,000	406,250	812,500	1,218,750	1,625,000	1,787,500
3,500,000	437,500	875,000	1,312,500	1,750,000	1,925,000

Brian Burden, Robert Coallier, David Perkins and Raynald H. Doin

Final Average Remuneration ($)	Years of Pensionable Service*				
	5	10	15	20	25
300,000	30,000	60,000	90,000	120,000	150,000
400,000	40,000	80,000	120,000	160,000	200,000
500,000	50,000	100,000	150,000	200,000	250,000
600,000	60,000	120,000	180,000	240,000	300,000
700,000	70,000	140,000	210,000	280,000	350,000
800,000	80,000	160,000	240,000	320,000	400,000
900,000	90,000	180,000	270,000	360,000	450,000
1,000,000	100,000	200,000	300,000	400,000	500,000

* Service since June 1, 1999.

Final average remuneration for the Named Executive Officers is the greater of the average of the executive's three consecutive fiscal years of highest earnings or the final 36 months of earnings (base salary and bonus). For Mr. Burden, the bonus recognized each year for pension purposes is the lesser of the target bonus and the paid bonus. The approximate pensionable years of service to March 31, 2004 under this program are the following: five years for Messrs. O'Neill, Perkins and Doin, four years for Mr. Coallier and two years for Mr. Burden.

For Daniel J. O'Neill, retirement benefits are paid for the lifetime of the Named Executive Officer and for a minimum of five years. If he has a spouse at retirement and he dies before that spouse, 55% of his retirement income in respect of service prior to April 1, 2000 continues to be paid to the spouse for the remainder of her lifetime, but in any event for a minimum of five years. Consistent with the terms of the registered pension plan arrangements, if Mr. O'Neill has a spouse at retirement and he dies before that spouse, 66.67% of his retirement income in respect of service after March 31, 2000 continues to be paid to the spouse for the remainder of her lifetime.

For B. Burden, R. Coallier, D. Perkins and R. Doin, retirement benefits are normally paid for the lifetime of the senior executive and for a minimum of 15 years. If the Named Executive Officer has a spouse at retirement and dies before that spouse, 66.7% of the Named Executive Officer's retirement income continues to be paid to the spouse for the remainder of the spouse's lifetime.

For service prior to June 1999, R. Doin was participating in a defined contribution arrangement and David Perkins was participating in defined benefit arrangement, both provided under a combination of registered pension plans and supplementary retirement income agreements.

Indebtedness of Executive Officers

The required details with regard to share purchase loans given to executive officers are shown in the following table. The aggregate indebtedness of all executive officers and employees of Molson and its subsidiaries (including the Named Executive Officers) to Molson in respect of share purchase loans at August 31, 2004, was $2,845,509.

The Molson board of directors has approved a policy whereby the president and chief executive officer of Molson is required, within four years of joining Molson, to own shares with a value equal to at least three times his salary, while other members of senior management are required to own shares with a value equal to twice their salary. Current information concerning share ownership by these individuals is also shown on the table below.

On March 9, 2004, the Molson board of directors decided not to provide loans to senior executives hired after that date.

Table of Indebtedness and Share Ownership of Executive Officers

Name and position	Involvement of Molson	Amount Outstanding as at March 31, 2004(5) ($)	Financially Assisted Share Purchase During Fiscal 2004(1) (#)	Security for Indebtedness(3)	Number of Shares Owned as at March 31, 2004(4)
Peter L. Amirault Senior vice president, business development and innovation, Molson Inc.	Lender	475,806	14,000	(3)	14,808
Brian Burden Executive vice president and chief financial officer, Molson Inc.	Lender	736,684	—	(3)	26,390
Robert Coallier Executive vice president, Molson Inc.	—	—	—	—	31,041
Raynald H. Doin Senior vice president, strategy and integration, Molson Inc.	—	—	—	—	9,679
Marie Giguère Senior vice president, chief legal officer and secretary, Molson Inc.	Lender	199,899	—	(3)	17,035
Les Hine Chief marketing officer, Molson Canada	—	—	—	—	77
Sylvia Morin(6) Senior vice president, corporate affairs, Molson Inc.	Lender	397,650	11,000	(3)	11,862
Cathy Noonan(6) Senior vice president, global costs, Molson Inc.	Lender	406,250	—	(3)	14,127
Daniel J. O'Neill President and chief executive officer, Molson Inc.	—	—	—	—	105,797
David Perkins President, market development, Molson North America	Lender	359,930(2)	—	(3)	23,656
Gregory L. Wade(6) Senior vice president, quality brewing, Molson Inc.	Lender	269,290	—	(3)	14,059

(1) The loans are made for 10 years. The interest, payable quarterly, is equivalent to the dividend on the shares purchased with the loan. No principal repayment is required before the sixth anniversary of the loan, at which time it is to be repaid in five annual equal installments. If the officer leaves Molson, the loan must be repaid in full no later than 60 days following termination of the employment.

(2) The loans were made in fiscals 2000 and 2002.

(3) Security for the indebtedness is provided for by the deposit of the certificates representing the relevant shares with CIBC Mellon Trust Company as a trustee.

(4) Executive officers only own Class A non-voting shares.

(5) The amounts indicated in this column for each executive officer constitute also the largest amount of indebtedness outstanding at anytime during the most recently completed financial year.

(6) Sylvia Morin, Cathy Noonan and Gregory L. Wade intend to sell all or part of their Molson shares in order to pay back the amounts outstanding on their respective loans. These sales will be made between December 9 and December 14, 2004.

Termination of Employment and Employment Contracts

In the event of involuntary termination by Molson of the employment of Daniel J. O'Neill, other than for just cause, Molson is obligated to pay him 24 months of salary. Pension accrual, benefits and perquisites will continue until the earlier of the end of the 24 month period and the period until re-employment or self-employment. In the event of involuntary termination within 24 months following a change of control, the notice period will be extended by 12 months. For a description of payments to which Mr. O'Neill is entitled as a result of the merger transaction, see "Description of the Merger Transaction—Interests of Molson's Directors and Management in the Merger Transaction—Change of Control Payments."

In the event of involuntary termination by Molson of the employment of Brian Burden, other than for cause, Molson is obligated to pay him Molson's normal severance calculation.

In the event of involuntary termination by Molson of the employment of Robert Coallier, other than for just cause, disability or voluntary retirement and in the event of a change of control of Molson, Molson is obligated to pay him 18 months of salary, annual bonus, benefits and pension accrual. In the event of an involuntary termination described in the preceding sentence, insured benefits, pension and perquisites will continue for the lesser of the severance period and the period until re-employment.

In the event of involuntary termination of the employment of Raynald H. Doin, other than for cause, voluntary early retirement, normal retirement or death, Molson is obligated to give him a minimum of 18 months' notice or pay him 18 months' salary in lieu of notice.

In the event of involuntary termination by Molson of the employment of David Perkins, other than for just cause, Molson is obliged to pay him 24 months of salary.

Beneficial Ownership of Molson Shares

The table below sets forth, as of November 10, 2004, information relating to the beneficial ownership of Molson Class A non-voting shares and Class B common shares. For purposes of this table, beneficial ownership is determined by reference to Rule 13d-3 under the United States Securities and Exchange Act of 1934. The table sets forth beneficial ownership by:

- each person known by Molson to be the beneficial owner of more than 10% of the outstanding shares of Molson common stock;
- each director;
- each of the executive officers named in the Molson summary compensation table on page 221; and
- all directors and executive officers as a group.

	Amount and Nature of Beneficial Ownership			
Name of Beneficial Owner(1)	Number of Shares of Molson Class A Non-Voting Shares(2)	Percent of Class	Number of Shares of Molson Class B Common Shares(2)	Percent of Class
AIM Funds Management Inc.[3]	15,225,750	14.13%	—	—
Nantel Investments Ltd.[4]	—	—	2,300,000	11.51%
Corporations of which the Estate of the late T.H.P. Molson is a shareholder[5]	2,278,654	2.11%	—	—%
Luc Beauregard	35,427[6]	*	—	—
Francesco Bellini	43,135[7]	*	—	—
Brian Burden	26,989[8]	*	—	—

Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership			
	Number of Shares of Molson Class A Non-Voting Shares(2)	Percent of Class	Number of Shares of Molson Class B Common Shares(2)	Percent of Class
John E. Cleghorn	6,225[(9)]	*	—	—
Robert Coallier	139,652[(10)]	*	—	—
Daniel W. Colson	35,503[(11)]	*	—	—
Raynald H. Doin	65,422[(12)]	*	—	—
Eric H. Molson	224,540[(13)]	*	10,018,000[(14)]	50.13%
Stephen T. Molson	53,267[(15)]	*	—	—
David P. O'Brien	8,000[(16)]	*	—	—
Daniel J. O'Neill	1,607,137[(17)]	1.50%	—	—
David Perkins	74,788[(18)]	*	—	—
H. Sanford Riley	28,667[(19)]	*	—	—
All directors and executive officers as a group, including all 13 individuals named above	2,499,883[(20)]	2.37%	10,018,002	50.13%

* Less than 1%.

(1) The business address of AIM Funds Management Inc. is 5140 Yonge Street, Suite 900, Toronto, Ontario M2N 6X7. The business address of Nantel Investments Ltd. is 421 - 7th Avenue S.W., Suite 330, Calgary, Alberta, Canada, T2P 4K9. The business address of the Estate of the Late T.H.P. Molson is 421 - 7th Avenue S.W., Suite 330, Calgary, Alberta, Canada, T2P 4K9. The business address for all other persons listed above is Molson Inc., 1555 Notre-Dame Street East, 4th Floor, Montréal, Québec, Canada, H2L 2R5.

(2) Unless otherwise noted, the indicated owner has sole voting power and sole investment power. Includes shares acquired through the Molson Employee Share Ownership Program up to September 8, 2004.

(3) As of July 31, 2004.

(4) R. Ian Molson controls Nantel Investments Ltd. which beneficially owns, through the Swiftsure Trust, 2,300,000 Molson Class B common shares.

(5) These shares are held through corporations of which the Estate of the late T.H.P. Molson, a family estate trust of which Eric H. Molson and Stephen T. Molson are, together with a corporate trustee, trustees and certain descendants of the late T.H.P. Molson are shareholders. Each of Eric H. Molson and Stephen T. Molson disclaims beneficial ownership of any shares held by the Estate of the Late T.H.P. Molson.

(6) 34,667 of the shares beneficially owned by Mr. Beauregard are options to purchase shares that are exercisable within 60 days after August 31, 2004. Mr. Beauregard holds 1,133 additional options to purchase shares that are exercisable on a date that is more than 60 days after August 31, 2004.

(7) 30,417 of the shares beneficially owned by Dr. Bellini are options to purchase shares that are exercisable within 60 days after August 31, 2004. Dr. Bellini holds 1,133 additional options to purchase shares that are exercisable on a date that is more than 60 days after August 31, 2004.

(8) Mr. Burden holds 180,000 options to purchase shares that are exercisable on a date that is more than 60 days after August 31, 2004.

(9) 1,000 of the shares beneficially owned by Mr. Cleghorn are options to purchase shares that are exercisable within 60 days after August 31, 2004. Mr. Cleghorn holds 4,000 additional options to purchase shares that are exercisable on a date that is more than 60 days after August 31, 2004.

(10) 108,000 of the shares beneficially owned by Mr. Coallier are options to purchase shares that are exercisable within 60 days after August 31, 2004. Mr. Coallier holds 262,667 additional options to purchase shares that are exercisable on a date that is more than 60 days after August 31, 2004.

(11) 34,667 of the shares beneficially owned by Mr. Colson are options to purchase shares that are exercisable within 60 days after August 31, 2004. Mr. Colson holds 1,133 additional options to purchase shares that are exercisable on a date that is more than 60 days after August 31, 2004.

(12) 55,333 of the shares beneficially owned by Mr. Doin are options to purchase shares that are exercisable within 60 days after August 31, 2004. Mr. Doin holds 82,667 additional options to purchase shares that are exercisable on a date that is more than 60 days after August 31, 2004.

(13) These shares are held through Lincolnshire Holdings Inc., which is controlled by Eric H. Molson.

(14) These shares are held through Pentland Securities (1981) Inc., which is owned by Lincolnshire Holdings Inc. and Nooya Investments Inc., which are respectively owned by Eric H. Molson and Stephen T. Molson.

(15) 49,667 of the shares beneficially owned by Mr. Molson are options to purchase shares that are exercisable within 60 days after August 31, 2004. Mr. Molson holds 1,133 additional options to purchase shares that are exercisable on a date that is more than 60 days after August 31, 2004.

(16) 3,000 of the shares beneficially owned by Mr. O'Brien are options to purchase shares that are exercisable within 60 days after August 31, 2004. Mr. O'Brien holds 7,000 additional options to purchase shares that are exercisable on a date that is more than 60 days after August 31, 2004.

(17) 1,500,000 of the shares beneficially owned by Mr. O'Neill are options to purchase shares that are exercisable within 60 days after August 31, 2004. Mr. O'Neill holds 800,000 additional options to purchase shares which are exercisable on a date that is more than 60 days after August 31, 2004.

(18) 50,667 of the shares beneficially owned by Mr. Perkins are options to purchase shares that are exercisable within 60 days after August 31, 2004. Mr. Perkins holds 112,333 additional options to purchase shares that are exercisable on a date that is more than 60 days after August 31, 2004.

(19) 26,667 of the shares beneficially owned by Mr. Riley are options to purchase shares that are exercisable within 60 days after August 31, 2004. Mr. Riley holds 3,133 additional options to purchase shares that are exercisable on a date that is more than 60 days after August 31, 2004.

(20) 1,971,667 of the shares beneficially owned by all directors and executive officers as a group are options to purchase shares that are exercisable within 60 days after August 31, 2004. All directors and executive officers as a group hold 2,047,917 additional options to purchase shares that are exercisable on a date that is more than 60 days after August 31, 2004.

Information Concerning Coors

Unless otherwise indicated, all dollar amounts under this "Information Concerning Coors" are expressed in U.S. dollars.

Business of Coors

General Development of Business

Global Expansion

Since Coors' founding in 1873, it has been committed to producing the highest quality beers. Coors' portfolio of brands is designed to appeal to a wide range of consumer tastes, styles and price preferences. Until Coors' acquisition of Coors Brewers Limited ("CBL") in February 2002, Coors operated and sold its beverages predominately in North America and in select international markets. The Coors Brewers Limited acquisition expanded Coors' international presence to include significant operations and sales in the United Kingdom.

Joint Ventures and Other Arrangements

To sharpen focus on Coors' core competencies in manufacturing, marketing and selling malt beverage products, it has entered into various arrangements with third parties over the past decade to leverage its strengths in areas like can and bottle manufacturing, transportation, packaging, engineering, energy production and information technology.

Coors Products

Coors owns or licenses all of its trademarks for all of its brands. Brands sold primarily in the Americas include: Coors Light™, Coors Original™, Aspen Edge™, Coors™ Edge, Coors™ Non-Alcoholic, Extra Gold™, Zima XXX™, George Killian's™ Irish Red™ Lager, Keystone™, Keystone Light™, Keystone Ice™, Blue Moon™ Belgian White™ Ale, and Mexicali™. Coors also sells the Molson family of brands in the United States through a joint venture, as described below under "—Sales and Distributions—Canada". Brands sold primarily through CBL include: Carling™, Worthington™, Caffrey's™, Reef™, Screamers™ and Stones™. Coors also sells Grolsch™ in the United Kingdom through a joint venture.

In the United Kingdom in 2003, Coors achieved considerable success with the continued roll-out of Carling Extra Cold™, which is dispensed at on-trade locations (pubs, clubs, restaurants and hotels) at two degrees centigrade, four degrees cooler than traditional English draft lagers. Additionally, in the last quarter of the year, Coors introduced Coors Fine Light Beer™ to the on-trade channel. In January 2004, Coors launched this beer into the off-trade channel (retail and wholesale) and commenced television advertising for the product. In the United States in 2004, Coors introduced a low-carbohydrate beer called Aspen Edge, and a variety of new flavored Zima products, collectively called Zima XXX™, in select U.S. markets.

In the United Kingdom, in addition to supplying Coors' own brands, Coors sells other beverage companies' brands to its customers so as to be able to provide them with a full range of products for their retail outlets. These "factored brand" sales are included in its financial results, increasing net sales and cost of goods sold, but the related volume is not included in reported sales volumes.

Financial Information About Segments

Prior to the acquisition of CBL, Coors reported results of operations in one segment. Coors now categorizes its operations into two operating segments: the Americas and Europe. These segments are managed by separate operating teams, even though both segments consist of the manufacture, marketing and sale of beer and other beverage products.

Narrative Description of Business

Some of the following statements may describe Coors' expectations of future products and business plans, financial results, performance and events. Actual results may differ materially from these forward-looking statements. Please see "Risk Factors" beginning on page 46 of this document and also Coors' annual report on Form 10-K and quarterly reports on Form 10-Q incorporated by reference into this document, for factors that may negatively impact Coors' performance. The following statements are expressly made, subject to those and other risk factors.

Coors sold approximately 68% of its 2003 reported volume in the Americas segment and 32% in the Europe segment. In 2003, Coors Light accounted for about 51% of reported volume and Carling for approximately 22%.

Coors' sales volume totaled 32.7 million barrels in 2003, compared to 31.8 million barrels in 2002 and 22.7 million barrels in 2001. The barrel sales figures for each year do not include barrel sales of Coors products sold in Canada by the non-consolidated Coors Canada partnership with Molson (Coors Canada) or volume from Coors' joint venture with Molson (Molson USA) sold in the United States. An additional 1.5 million, 1.4 million and 1.3 million barrels of beer were sold by Coors Canada in 2003, 2002 and 2001, respectively. Coors' Molson venture sold 0.9, 0.9 and 0.8 million barrels in 2003, 2002 and 2001, respectively. Coors' sales volumes also do not include the CBL factored brands business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 242, for a discussion of volume changes.

No single customer accounted for more than 10% of Coors' consolidated or segmented sales in 2003, 2002 or 2001.

Americas Segment

The Americas business segment is focused on the production, marketing and sales of the Coors portfolio of brands in the United States and its territories. This segment also includes the Coors Light business in Canada that is conducted through a partnership investment with Molson and the sale of Molson products in the United States that is conducted through a joint venture investment (Molson USA) with Molson. The Americas segment also includes a small amount of volume that is sold outside of the United States and its territories. During the second quarter of 2004, Cerveceria Cuauhtemoc Moctezuma, S.A. de CV, a subsidiary of FEMSA Cerveza, was appointed the sole and exclusive importer, marketer, seller and distributor of Coors Light in Mexico.

Sales and Distribution

United States

In the United States, beer is generally distributed through a three-tier system consisting of manufacturers, distributors and retailers. A national network of 472 independent distributors (537 including branch locations) purchases Coors products and distributes them to retail accounts. Coors also owns three distributorships that handled less than 3% of its total domestic volume in 2003, and Coors sells Molson branded beers through its Molson USA joint venture, which utilizes additional independent distributors.

Canada

Coors Canada is Coors' partnership with Molson that manages all marketing activities for Coors products in Canada. Coors owns 50.1% of this partnership, and Molson owns 49.9%. The partnership contracts with Molson for the brewing, distribution and sale of Coors products. Coors Light has an 8.4% market share, and is the largest-selling light beer and the 4th-best selling beer brand overall in Canada.

Puerto Rico and the Caribbean

In Puerto Rico, Coors markets and sells Coors Light through an independent distributor. A team of Coors employees manages the marketing and promotional efforts in this market, where Coors Light is the number-one beer brand. Coors also sells its products in a number of other Caribbean markets, including the U.S. Virgin Islands, through local distributors.

Asia

Coors has small development markets in Japan, China and Taiwan. The Japanese business is currently focused on Zima and Coors Original, and Coors sells Coors Light in Taiwan. Coors sells Coors Light and Coors Original in China and has contracted with Lion Nathan for the production of finished goods for the Japanese and Chinese markets.

Manufacturing, Production and Packaging in the United States

Brewing Raw Materials

Coors uses the highest quality water, barley and hops to brew its products. The majority of the water it uses is naturally filtered from underground aquifers. Coors has acquired water rights to provide for long-term strategic growth and to sustain brewing operations in case of a prolonged drought. Coors buys barley under long-term contracts from a network of independent farmers located in five western U.S. states.

Brewing and Packaging Facilities

Coors has three U.S. production facilities and one small brewery located in Mexico. It owns and operates the world's largest single-site brewery, located in Golden, Colorado. In addition, Coors owns and operates a packaging and brewing facility in Memphis, Tennessee, and a packaging facility located in the Shenandoah Valley in Virginia. It brews Coors Light, Coors Original, Extra Gold, Killian's and the Keystone brands in Golden, and packages about 60% of the beer brewed in Golden. The remainder is shipped in bulk from the Golden brewery to either its Memphis or Shenandoah facility for packaging. In the third quarter of 2004, Coors announced plans to add brewing capacity to its Shenandoah facility by 2007.

Packaging Materials

Aluminum Cans

Approximately 59% of Coors' domestic products were packaged in aluminum cans in 2003. A substantial portion of those cans were purchased from a joint venture with Ball Corporation (Ball), Rocky Mountain Metal Container, LLC (RMMC). In addition to Coors' supply agreement with RMMC, it also has commercial supply agreements with Ball and other third-party can manufacturers to purchase cans and ends in excess of what is supplied through RMMC. In 2003, Coors purchased the significant majority of the cans and ends produced by the RMMC facilities.

Glass Bottles

Coors used glass bottles for approximately 29% of its products in 2003. It operates a joint venture with Owens-Brockway Glass Container, Inc. (Owens), the Rocky Mountain Bottle Company (RMBC), to produce glass bottles at its glass manufacturing facility. On July 29, 2003, Coors signed a new agreement, effective for 12 years beginning August 1, 2003, with Owens extending this joint venture, as well as a supply agreement with Owens for the glass bottles they require in excess of joint venture production.

Other Packaging

Most of the remaining 12% of volume Coors sold in 2003 was packaged in quarter and half-barrel stainless steel kegs.

Coors purchases most of its paperboard and label packaging from Graphic Packaging Corporation (GPC), a related party. These products include paperboard, multi-can pack wrappers, bottle labels and other secondary packaging supplies.

Seasonality of the Business

Coors' U.S. sales volumes are normally lowest in the first and fourth quarters and highest in the second and third quarters.

Competitive Conditions

Known Trends and Competitive Conditions

Industry and competitive information in this section and elsewhere in this report was compiled from various industry sources, including beverage analyst reports (Beer Marketer's Insights, Impact Databank and The Beer Institute). While Coors management believes that these sources are reliable, they cannot guarantee the accuracy of these numbers and estimates.

2003 Americas Beer Industry Overview

The beer industry in the United States is extremely competitive, with three major brewers controlling about 80% of the market. Therefore, growing or even maintaining market share requires substantial and perhaps increasing investments in marketing and sales efforts. U.S. beer industry shipments had an annual growth rate during the past 10 years of less than 1%. The industry's pricing environment continued to be positive in 2003, with modest price increases on specific brands and packages in select markets.

Two major trends impacted the U.S. beer market in 2003. First, overall U.S. beer shipments declined for the first time since 1995, driven by a weak national economy, unusually cool weather in many regions of the country, and the war in Iraq. The net effect of all these factors was a decline in the U.S. beer industry sales of about 1% during 2003 from the year before. The second industry trend was the growth in beers with low-carbohydrate positioning. Because none of Coors' brands was positioned as low-carbohydrate last year, both of these industry trends negatively impacted beer volume in 2003.

The U.S. brewing industry has experienced significant consolidation in the past several years, which has removed excess production capacity. In 2003, beer industry consolidation at the wholesaler level continued. This consolidation generally improves business economics for these combined wholesalers.

Over the past several years, the Canadian beer industry volume has been effectively flat with growth of less than 1% in 2003. The industry's pricing environment continued to be positive in 2003, with price increases in several markets across the country.

The beer market in Puerto Rico had extraordinary growth in the 1970s and 1980s. Since then, the market has experienced periodic growth and decline cycles. This market has traditionally been split between local brewers, U.S. imports, and other imports. In mid 2002, Puerto Rico implemented a 50% excise tax increase. This tax increase contributed to a 10% contraction in total beer consumption and disproportionately affected imports, since the most significant local brand was exempt from the tax increase. Coors Light is the market leader in Puerto Rico, with an approximate 50% market share.

Coors' Competitive Position

Coors' malt beverages compete with numerous above-premium, premium, low-calorie, popular-priced, non-alcoholic and imported brands. These competing brands are produced by national, regional, local and international brewers. Coors competes most directly with Anheuser Busch and SABMiller, the dominant beer companies in the U.S. industry. According to Beer Marketer's Insights estimates, Coors is the nation's third-largest brewer, selling approximately 11% of the total 2003 U.S. brewing industry shipments (including exports and U.S. shipments of imports). This compares to Anheuser-Busch's 50% share and SABMiller's 18% share.

Europe Segment

The Europe segment consists of Coors' production and sale of the CBL brands principally in the United Kingdom, Coors' joint venture arrangement relating to the production and distribution of Grolsch in the United Kingdom and Republic of Ireland, and Coors' joint venture arrangement with Tradeteam for the physical distribution of products throughout Great Britain.

CBL has headquarters in Burton-on-Trent, England, and is the United Kingdom's second-largest beer company with unit volume sales of approximately 10.3 million U.S. barrels in 2003. CBL holds approximately 20% of the UK beer market, Western Europe's second-largest market. The CBL sales are primarily in England and Wales, with the Carling brand (a mainstream lager) representing approximately two-thirds of CBL's total beer volume.

Sales and Distribution

Over the past three decades, volumes have begun to shift from the on-trade channel, where products are consumed "on-premise," to the off-trade channel, also referred to as the "take-home" market. Revenue per barrel in the on-trade channel tends to be higher, but the off-trade channel can offer similar returns to brewers because selling, servicing and distribution costs are generally lower. Unlike the United States, where manufacturers are generally not permitted to distribute beer directly to retail, the large majority of Coors beer in the United Kingdom is sold directly to retailers.

Distribution activities for CBL are conducted by Tradeteam, which operates a system of satellite warehouses and a transportation fleet. Tradeteam also manages the transportation of certain raw materials such as malt to the CBL breweries.

On-trade

The on-trade channel accounted for approximately 64% of Coors' UK sales volumes in 2003. The installation and maintenance of draught beer dispense equipment in the on-trade channel is generally the responsibility of the brewer in the United Kingdom. CBL retains ownership of equipment required to dispense beer from kegs to consumers. This includes beer lines, line cooling, taps and countermounts. CBL entered into an agreement with two other UK brewers, Scottish Courage Ltd. and Carlsberg UK Ltd., in August 2004, to create a joint venture to outsource the management and servicing of the three brewers' on-trade dispense equipment. The venture, called Serviced Dispense Equipment Ltd. (SDE) would contract with a separate business, Innserve Ltd., to perform day-to-day technical services, including on-trade cellar services, maintenance and installation of fonts, lines, coolers and other equipment used to dispense on-trade beverages. The agreement was subject to the approval of the Office of Fair Trading (OFT). While the OFT previously approved a similar agreement between Scottish Courage Ltd. and Carlsberg UK Ltd., the addition of CBL to the venture prompted the OFT to refer the case to the UK Competition Commission. As a result, the agreements regarding the SDE joint venture were voided; however, Coors and the other joint venture investors intend to continue to pursue the arrangement. The UK Competition Commission is expected to report by March 15, 2005.

Similar to other UK brewers, CBL has traditionally used loans to secure supply relationships with customers in the on-trade market. Loans have been granted at below-market rates of interest, with the outlet purchasing beer at lower-than-average discount levels to compensate for the cost of the loan. Those loans are typically secured by a proprietary interest in the borrower's property. Coors reclassifies a portion of sales revenue to interest income to reflect the economic substance of these loans.

Off-trade

The off-trade channel accounted for approximately 36% of Coors' UK sales volume in 2003, up 2% from 2002. The off-trade market includes sales to supermarket chains, convenience stores, liquor store chains, distributors and wholesalers.

Manufacturing, Production and Packaging

Brewing Raw Materials

Water for Coors' three UK breweries comes from dedicated supplies, filtered through the local underground aquifers. Barley for CBL brewing operations is high quality two-row seed grown exclusively in England to strict standards. Coors believes it has sufficient access to raw materials to meet its quality and production requirements.

Brewing and Packaging Facilities

Coors operates three breweries in the United Kingdom. The Burton-on-Trent brewery, located in the Midlands, is the largest brewery in the United Kingdom. Other smaller breweries are located in Tadcaster and Alton.

Packaging Materials

Kegs

Coors used kegs and casks for approximately 61% of its UK product in 2003. The high level of volume packaged in kegs and casks contrasts with the Americas business, and reflects a higher percentage of product sold on-premise. CBL outsourced the ownership, procurement and tracking of its approximately 1.2 million kegs and casks with TrenStar, Inc. in the second quarter of 2004. TrenStar acquired CBL's keg and cask inventory and will provide ongoing container management services for Coors in the United Kingdom.

Cans

Approximately 31% of CBL products were packaged in cans in 2003. Virtually all of these cans were purchased through supply contracts with Ball.

Other Packaging

The remaining 8% of CBL products were primarily packaged in glass bottles purchased through supply contracts with third-party suppliers.

Seasonality of Business

In Great Britain, the beer industry is subject to seasonal sales fluctuation primarily influenced by holiday periods, weather and by certain major televised sporting events. There is a peak during the summer and during the Christmas and New Year period. The holiday peak is most pronounced in the off-trade channel. Consequently, Coors' highest volume quarters are the third and fourth quarters, and the lowest are the first and second.

Competitive Conditions

2003 UK Beer Industry Overview

Beer consumption in the United Kingdom has been in long-term decline since 1980, falling by an average of 0.8% per annum. This decline has been mainly attributable to the on-trade channel, where volumes are now 40% lower than in 1980. Over the same period, off-trade volume has increased by 278%. This trend is expected to continue and has been influenced by a number of factors, including the increasing price difference between beer in the on- and off-trade channels and changes in consumers' lifestyles. 2003 represented a continuation of these trends with off-trade market growth of 7.4% and a decline in the on-trade market of 2.7%, with the off-trade now representing one third of the market. The total UK beer market grew 1.1% in 2003, which represented the third consecutive year of growth, a contributing factor to this growth in 2003 being unusually hot summer weather.

As well as the on- to off-trade mix shift, there has been a steady trend toward lager beer at the expense of ales, driven predominantly by the leading mainstream and premium lager brands. In 1980, lagers accounted for 31% of beer sales, and in 2003 lagers accounted for nearly 70%, up from 67% in 2002. While lager volume has been growing at an average compound annual growth rate of 2.3% over the last five years, ales, including stouts, have declined by over 10% per year during this period. This trend has accelerated in the last two years. The leading beer brands are generally growing at a faster rate than the market. The top 10 brands now represent approximately 60% of the total market, compared to only 34% in 1994.

Coors' Competitive Position

CBL beers and flavored alcohol beverages compete not only with similar products from competitors, but also with other alcohol beverages, including wines and spirits. With the exception of stout, where Coors does not have its own brand, Coors' brand portfolio gives it strong representation in all major beer categories. Coors believes that CBL's strength in the growing lager sector with Carling and Grolsch makes it well positioned to take advantage of the continuing trend away from ales to lagers.

Coors' principal competitors in the UK market are Scottish Courage Ltd., InBev UK Ltd. and Carlsberg UK. Coors is the United Kingdom's second-largest brewer, with an approximate 20% market share, based on AC Nielsen information. This compares to Scottish Courage Ltd.'s share of 25%, InBev UK Ltd.'s 19% share (excluding Heineken brands, which are no longer part of InBev's brand portfolio) and Carlsberg UK's 13% share. Coors' core brands—Carling, Grolsch, Worthington's and Reef—all increased their product sector share in 2003.

Intellectual Property

Coors owns trademarks on the majority of the brands it produces and it has licenses for the remainder. Coors also holds several patents on innovative processes related to product formula, can making, can decorating and other technical operations. These patents have expiration dates ranging through 2021. These expirations are not expected to have a significant impact on Coors' business.

Regulation

Americas

Coors' business in the United States and its territories is highly regulated by federal, state and local governments. These regulations govern many parts of Coors' operations, including brewing, marketing and advertising, transportation, distributor relationships, sales and environmental issues. To operate its facilities, Coors must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the U.S. Treasury Department; Alcohol and Tobacco Tax and

Trade Bureau; the U.S. Department of Agriculture; the U.S. Food and Drug Administration; state alcohol regulatory agencies as well as state and federal environmental agencies. Internationally, Coors' business is also subject to regulations and restrictions imposed by the laws of the foreign jurisdictions where it sells Coors' products.

Governmental entities also levy taxes and may require bonds to ensure compliance with applicable laws and regulations. U.S. federal excise taxes on malt beverages are currently $18 per barrel (31 U.S. gallons each). State excise taxes also are levied at rates that ranged in 2003 from a high of $28.52 per barrel in Hawaii to a low of $0.62 per barrel in Wyoming. In 2003, Coors incurred approximately $404 million in federal and state excise taxes in the Americas segment on gross revenues of approximately $2.8 billion, or approximately $18 per barrel.

Europe

In the United Kingdom, regulations apply to many parts of Coors' operations and products, including brewing; food safety; labeling and packaging; marketing and advertising; environmental; health and safety; employment; and data protection regulations. To operate its breweries and carry on business in the United Kingdom, Coors must obtain and maintain numerous permits and licenses from local Licensing Justices and governmental bodies; including HM Customs & Excise, the Office of Fair Trading, the Data Protection Commissioner and the Environment Agency.

The UK government levies excise taxes on all alcohol beverages at varying rates depending on the type of product and its alcohol by volume. In 2003, Coors incurred approximately $983 million in excise taxes on gross revenues of approximately $2.6 billion, or approximately $94 per barrel.

Environmental Matters

Americas

Coors is one of a number of entities named by the Environmental Protection Agency (EPA) as a potentially responsible party (PRP) at the Lowry Superfund site. This landfill is owned by the City and County of Denver (Denver), and is managed by Waste Management of Colorado, Inc. (Waste Management). In 1990, Coors recorded a pretax charge of $30 million, a portion of which was put into a trust in 1993 as part of a settlement with Denver and Waste Management regarding the then outstanding litigation. Coors' settlement was based on an assumed cost of $120 million (in 1992 adjusted dollars). It requires Coors to pay a portion of future costs, if any, in excess of that amount.

Considering uncertainties at the site, including what additional remedial actions may be required by the EPA, new technologies, and what costs are included in the determination of when the $120 million threshold is reached, the estimate of Coors' liability may change as facts further develop. Coors cannot predict the amount of any potential change, but additional accruals could be required in the future.

Coors is aware of groundwater contamination at some of its properties in Colorado resulting from historical, ongoing or nearby activities. There may also be other contamination of which it is unaware.

From time to time, Coors has been notified that it is or may be a PRP under the Comprehensive Environmental Response, Compensation and Liability Act or similar state laws for the cleanup of other sites where hazardous substances have allegedly been released into the environment. While Coors cannot predict its eventual aggregate cost for the environmental and related matters in which it may be or is currently involved, it believes that any payments, if required, for these matters would be made over a period of time in amounts that would not be material in any one year to Coors' operating results, cash flows or its financial or competitive position. Coors believes adequate reserves have been provided for losses that are probable and estimable.

Europe

Coors is subject to the requirements of government and local environmental and occupational health and safety laws and regulations. Compliance with these laws and regulations did not materially affect its 2003 capital expenditures, earnings or competitive position, and Coors does not anticipate that it will do so in 2004.

Employees and Employee Relations

Americas

Coors has approximately 5,400 employees in its Americas business. Memphis hourly employees, who constitute about 5% of Coors' Americas work force, are represented by the Teamsters union; and a small number of other employees are represented by other unions. The Memphis union contract expires in 2005. Coors believes that relations with its Americas employees are good.

Europe

Coors has approximately 3,100 employees in its Europe business. Approximately 31% of this total workforce is represented by trade unions, primarily at Coors' Burton-on-Trent and Tadcaster breweries. Separate negotiated agreements are in place with the Transport and General Workers Union at the Tadcaster Brewery and the Burton-on-Trent Brewery. The agreements do not have expiration dates, and negotiations are conducted annually. Coors believes that relations with its European employees are good.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

This discussion summarizes the significant factors affecting Coors' consolidated results of operations, liquidity, and capital resources for the thirteen and thirty-nine weeks ended September 26, 2004, and September 28, 2003, and the years ended December 28, 2003 and December 29, 2002. You should read the following in conjunction with the related financial statements and notes included elsewhere in this document, as well as Coors' Annual Report on Form 10-K for the year ended December 28, 2003. Coors' results in the first nine months of 2004 are affected by the adoption of FIN 46, which required consolidation of some of Coors' joint ventures. (See Note 2 in the accompanying financial statements of Coors attached to this document as Annex S.)

3rd Quarter 2004. Compared to the third quarter of 2003, the third quarter of 2004 was a challenging quarter for Coors, with weak volume trends in both the Americas and Europe segments. Coors' net income in the quarter was higher due to improved beer pricing, one-time non-operating income (consisting primarily of non-operating gains and an accelerated royalty payment), a lower effective tax rate and favorable exchange rates compared to the third quarter of last year. Year-to-date, Coors' effective tax rate is comparable to 2003, and net income has improved due to beer pricing and favorable exchange rate comparisons throughout 2004.

In Europe, Coors' results in local currency were impacted substantially by the extreme comparison of colder and very wet weather in the third quarter of this year versus unusually hot, dry weather in the same period last year, which adversely impacted the entire UK beer industry. The negative impact was offset partly by continued strong pricing gains in the on-trade. Even with the volume challenges, Coors' top-selling Carling brand gained share during the third quarter.

In the Americas, sales to retail were down slightly, consistent with trends earlier in the year. Although Coors Light sales declined at a low-single-digit rate, the brand's trends improved in several key areas of the United States. Americas cost of goods per barrel were higher, primarily due to increases in transportation costs, lower sales volume, the related loss of fixed cost leverage and a sales

mix shift toward more-expensive, higher-margin brands and packages. Europe's cost of goods per barrel was also higher due to loss of fixed cost leverage and increases in transportation costs.

2003. Overall, 2003 was a difficult year for Coors, especially in the U.S. Coors faced extremely soft industry demand throughout the year in the U.S., and, although Coors made significant progress in key areas of Coors' business, Coors' Americas segment profits came in only slightly above Coors' prior year results.

The U.S. beer industry faced many challenges in 2003, including:

- Continued weakness in the U.S. economy during 2003 and, specifically, high unemployment levels among the key 21-24-year-old male consumer population,
- Unfavorable weather, particularly in the Northeast, for a significant part of the peak summer selling season,
- The popularity of low-carbohydrate diets that softened demand for beer,
- The rise in popularity of distilled spirits and other alternative beverages, particularly among 21-29-year olds, and
- A protracted grocery store strike in California that likely impacted sales in the largest beer state.

Two additional issues were unique to Coors' U.S. business during 2003. First, Coors did not offer a product with "low-carbohydrate" positioning. Second, late in the year, when most of the industry was showing signs of recovery, Coors experienced significant product-supply problems that left Coors unable to meet all the needs of Coors' wholesale and retail customers.

Coors' 2003 performance in the Europe segment, specifically in the UK, reflected strong volume and market share growth. Results were negatively impacted by the lack of benefits in 2003 from revenue-producing transitional activities, which occurred in 2002 following Coors' acquisition of the UK business, as well as high levels of discounting in the off-trade channel during the first two-thirds of the year. Later in the year, however, Coors' performance in the UK showed the positive profit impact of Coors' strong volume growth, reduced off-trade discounting levels, and productivity improvements from supply chain initiatives.

One critical area of accomplishment in 2003 was Coors' cash generation and debt reduction. Full-year debt repayments totaled $272 million, more than 30% greater than the $208 million Coors repaid in 2002. Cash flow during the year benefited from higher operating cash flow, a temporary reduction in cash taxes, improvements in working capital, and improving capital spending disciplines in the U.S.

Looking Forward. In addition to the merger transaction, Coors has four major strategies that it is focused on to succeed in the global beer industry:

- First, Coors is striving to capture an increasing share of each new generation of legal-drinking-age beer drinkers in order to gain their brand loyalty for the long-term. Coors intends to accomplish this by building Coors' big brands in big markets—Coors Light in the Americas, Carling and Grolsch in the UK—which are the young-adult beer drinker's point of entry into Coors' portfolio. To achieve this goal, Coors continued during 2003 to refine Coors' sales and marketing initiatives supporting Coors' flagship brands. As a result, volume momentum in the UK behind Carling and Grolsch has been positive. In Canada, Coors Light has continued to grow volume and market share. Despite a poor volume year in the U.S., Coors has made progress among key demographics and retail channels, and Coors is taking steps to further enhance the effectiveness of these initiatives.
- Second, Coors intends to capture more than Coors' fair share of the product news opportunities in the category each year through both new products and brands, or product developments with

existing brands, such as Coors Light and Carling. In March 2004, Coors launched Aspen Edge—Coors' entry in the low-carb segment in the U.S. Coors is also repositioning Zima in the U.S., continuing to expand Carling Extra Cold in the UK, and launching Coors Fine Light beer in the UK.

- Third, Coors needs to strengthen its access to retail by building the capabilities that are key to partnering and being successful with its wholesalers and retailers. Coors' biggest investment to strengthen Coors' access to retail in 2003 was the initiative to improve Coors' Americas supply-chain systems and processes. Making these investments was a necessity for the long-term success of Coors' business. Coors' start-up problems were greater than expected, but in early 2004, product supply improved as wholesale and retail stock-outs were reduced to a fraction of what they were in Coors' most difficult period early in the fourth quarter of 2003. When the capabilities of Coors' new supply-chain systems and processes are more fully optimized later this year, Coors' distributors will have more control over their orders, better visibility throughout the shipping process, and better service, which Coors anticipates will result in efficiencies and cost savings for Coors and for Coors' distributors.
- Fourth, Coors needs to lower its cost structure so that it can grow profits and afford the investments needed to grow and succeed. In 2003, Coors made significant progress in both the Americas and Europe. Productivity from operations in the U.S. was solid in 2003, despite soft volume. In the UK, Coors right-sized its production assets in 2003, and it expects to see the benefits in 2004.

Results of Operations

Coors' consolidated results are driven by the results of Coors' two operating segments, Americas and Europe, and Coors' unallocated corporate expenses. When comparing 2003 to 2002, note that Coors has only included CBL results since February 2, 2002, the date of acquisition, thus excluding CBL's January 2002 results.

The Americas Segment

The Americas segment is focused on the production, marketing, and sales of the Coors portfolio of brands in the United States and its territories, including the results of the RMMC and RMBC joint ventures consolidated in 2004 under FIN 46. This segment also includes the Coors Light™ business in Canada that is conducted through the Coors Canada partnership with Molson, Coors Canada, and the sale of Molson products in the United States that is conducted through Molson USA. The Americas segment also includes the small amount of Coors brand volume that is sold outside of the United States and its territories, including primarily Japan, China, Mexico and the Caribbean. During the second quarter of 2004, Cerveceria Cuauhtemoc Moctezuma, S.A. de C.V., a subsidiary of FEMSA

Cerveza, was appointed the sole and exclusive importer, marketer, seller and distributor of Coors Light in Mexico.

	Thirteen Weeks Ended			Thirty-nine Weeks Ended		
	September 26, 2004	September 28, 2003	% Change	September 26, 2004	September 28, 2003	% Change
	(In thousands, except percentages) (Unaudited)					
Barrels of beer and other beverages sold	5,922	5,960	(0.6)%	16,903	17,284	(2.2)%
Net sales	$ 662,215	$ 640,443	3.4%	$ 1,881,393	$ 1,859,232	1.2%
Cost of goods sold	(386,576)	(384,356)	0.6%	(1,110,998)	(1,123,458)	(1.1)%
Gross profit	275,639	256,087	7.6%	770,395	735,774	4.7%
Marketing, general and administrative expenses	(198,791)	(182,920)	8.7%	(573,611)	(549,165)	4.5%
Operating income	76,848	73,167	5.0%	196,784	186,609	5.5%
Other income, net	6,226	(560)	N/M	8,563	2,897	195.6%
Income before income taxes(1)	$ 83,074	$ 72,607	14.4%	$ 205,347	$ 189,506	8.4%

(1) Income before income taxes in 2004 includes $3,054 and $9,731 for the thirteen and thirty-nine weeks ended September 26, 2004, respectively, and represents the minority owners' share of income attributable to the RMMC and RMBC joint ventures.

	Fiscal Year Ended				
	December 28, 2003	Percent Change	December 29, 2002	Percent Change	December 30, 2001
	(In thousands, except percentages)				
Volume in barrels	22,374	(1.4)%	22,688	N/M	22,667
Net sales	$ 2,409,595	0.4	2,400,849	(0.9)%	2,422,282
Cost of goods sold	(1,474,250)	(0.5)	(1,481,630)	(3.3)%	(1,532,471)
Gross profit	935,345	1.8%	919,219	3.3%	889,811
Marketing, general and administrative expenses	(717,622)	2.3%	(701,454)	2.3%	(685,568)
Special charges, net(1)	—	N/M	(3,625)	(84.4)%	(23,174)
Operating income	217,723	1.7%	214,140	18.3%	181,069
Gain on sale of distributorships(2)		—		N/M	27,667
Other income, net(3)	3,485	(28.4)%	4,864	N/M	1,319
Income before income taxes	$ 221,208	1.0%	$ 219,004	4.3%	$ 210,055

(1) The 2002 net charge consists of expenses related to restructuring and the dissolution of Coors' former can and end joint venture, offset by a cash payment on a debt from Coors' former partner in a brewing business in South Korea. The net 2001 charge consists of the restructuring of Coors' purchasing and production organizations, impairment charges on certain fixed assets, charges to dissolve Coors' former can and end joint venture and incremental consulting, legal and other costs incurred in preparation to restructure and outsource its information technology infrastructure.

(2) Gain from the sale of Coors-owned distributorships

(3) Consists primarily of equity share of Molson USA losses and gains from sales of water rights and warehouses.

N/M = Not Meaningful

Foreign Currency impact on 2004 results. In the first three quarters of 2004, the Americas segment benefited from a 6.0% year-over-year increase in the value of the Canadian dollar (CAD) against the US dollar. In the third quarter of 2004, the increase was 4.9%. As a result of this exchange-rate fluctuation, income before income taxes deriving from the Coors Canada partnership is higher by approximately $2.7 million year-to-date and approximately $1.0 million for the quarter.

Foreign Currency impact on 2003 results. In 2003, Coors' Americas segment benefited from a 10.8% year-over-year increase in the value of the Canadian dollar against the U.S. dollar. As a result of this exchange rate fluctuation, net sales, operating income, and income before taxes are higher than in the prior year by approximately $5.5 million.

Net sales and volume. For the thirteen weeks ended September 26, 2004, net sales in the Americas totaled $662.2 million, 3.4% higher than $640.4 million in the third quarter of 2003. For the thirty-nine weeks ended September 26, 2004, net sales in the Americas were 1.2% higher than sales for the first nine months of 2003. Volume was slightly lower, quarter-over-quarter, and 2.2% lower, year-over-year. Volume has been the primary challenge to sales revenue growth in 2004, accounting for an approximate $3.5 million and $41.0 million decrease in the quarterly and nine-month periods' net sales, respectively. However, net sales per barrel have increased 4.1% in the third quarter of 2004 and 3.5% for the year-to-date period due primarily to domestic pricing (2.3% for the quarter), positive brand mix (0.5% for the quarter), higher income realized from our Canada business (0.4% for the quarter), and fuel surcharge revenues (0.3% for the quarter), which began in the third quarter to help defray higher energy and freight costs in the current year. Year-to-date revenues have benefited similarly due to a favorable pricing environment. Further, as discussed above, revenues were assisted by positive currency impacts in both the third quarter and year-to-date.

Net sales for the Americas segment increased slightly from 2002 to 2003. On a per barrel basis, net sales increased 1.8% while volume decreased 1.4% year-over-year. Net sales were impacted positively by continued favorable pricing in the United States, as well as significant growth in Coors' Canada business. Likewise, net sales were impacted positively by a one-time $4.2 million increase in revenue during the first quarter that resulted from the settlement of a contract interpretation dispute between Coors Brewing Company and one of Coors' wholesalers. However, Coors experienced challenges in Coors' Americas segment as Coors' volume was impacted negatively by a weak industry demand throughout the year caused by a very wet summer in the Northeast and a sluggish economy. In addition, Coors was negatively impacted by a mix shift toward lower revenue-per-barrel brands such as Keystone Light, which experienced a volume growth of 10.9%. Growing consumer interest in low-carbohydrate food and beverage products hurt sales for Coors Light and other premium light beers that did not have low-carbohydrate positioning. As a result of this change in consumer tastes and the mix shift away from premium products, Coors Light sales volume declined in 2003.

Coors also experienced significant challenges in the fourth quarter of 2003 when it implemented new supply chain systems and processes. Due to a difficult start-up early in the fourth quarter, Coors was unable to ship sufficient quantities of beer in some brand and package configurations. While Coors' supply chain improved by the end of the year, the supply disruptions caused by this implementation had a meaningful negative impact on 2003 volume and earnings.

Coors' 2002 net sales decreased 0.9% from 2001, while volume for the Americas segment remained relatively flat. Net revenue per barrel declined 1% from 2001. The declines were mostly due to the sale of company-owned distributorships in 2001 (whose volumes were included in 2001 results until the date of sale), a decline in volume in Puerto Rico as a result of a 50% increase in a beer excise tax that took effect during the summer of 2002, and a negative sales mix in the United States where consumer preferences moved toward Coors' lower revenue-per-barrel brands, geographies, and packages. Partially offsetting these declines in sales and volume were improved domestic pricing and reduced price promotions.

From a brand perspective, growth in domestic Coors Light and Keystone Light brands in 2002 versus 2001 was partially offset by declines in Zima, Killian's and exported Coors Light. Zima was impacted disproportionately by the influx of new flavored alcohol beverages (FABs) in the United States during much of 2002.

Cost of goods sold and gross profit. Cost of goods sold increased slightly in the third quarter of 2004 to $386.6 million. Year-to-date, cost of goods sold has decreased about 1% or $12.5 million. Cost of goods sold increased approximately 1.2% per barrel quarter-over-quarter and 1.1% year-over-year. The increase per barrel in the third quarter of 2004 is driven by price inflation driven by an increase in outbound transportation costs due to higher diesel fuel costs and carrier pricing (1.1)% and packaging and brand mix (1.1)%, offset by lower costs associated with continued improvements in operations productivity (0.6)%, freight process improvements (0.5)%, and the positive impact to cost of goods sold from the impact of adopting FIN46R (0.9)%, which reduces cost of goods sold by including the minority interest share of income in the joint ventures.

The cost of goods sold for the Americas segment increased approximately 0.9% per barrel in 2003 versus 2002. The overall increase in cost of goods sold per barrel in 2003 was the result of higher depreciation costs stemming from recent additions to fixed assets, higher pension and other labor-related costs, increased fuel costs, and the de-leveraging of fixed costs resulting from the decline in volume. Coors' higher pension costs were the result of the unfavorable impacts of lower returns on pension assets in recent years and lower discount rates. In addition to these more pervasive factors, Coors incurred approximately $8 million of increased costs in the fourth quarter of 2003, primarily related to extra freight, direct labor and finished goods loss associated with Coors' new supply chain processes and systems implementation. These costs were in addition to the impacts from decreased volume. However, Coors' controllable operations costs, which made up about 95% of Coors' Americas cost of goods sold in 2003, declined slightly per barrel during the year as a result of operations efficiency initiatives and improved packaging costs.

Compared to 2002, Coors' 2003 gross profit increased 1.8%, or 3.2% on a per-barrel basis. As a percentage of net sales, gross profit increased by nearly 1%. Increases were driven primarily by price increases and improved operations efficiencies and lower packaging costs.

In 2002, Coors experienced a 3.3% decrease in cost of goods sold. On a per-barrel basis, the decline was 3.4%. As a percentage of net sales, cost of goods sold was approximately 61.7% in 2002 compared to 63.3% in 2001. These decreases were attributable primarily to the sale of company-owned distributorships in 2001, lower transportation and packaging costs and continued operations efficiency initiatives in Coors' breweries. Offsetting these decreases were higher costs associated with adding capacity to Coors' Golden and Memphis manufacturing facilities and bottle packaging capacity in Shenandoah, Virginia. Coors also incurred higher pension and other labor-related costs.

Coors' gross profit increased 3.3% in 2002 over 2001. As a percentage of net sales, gross profit increased nearly 2%. Increases were driven by the decline in cost of goods sold.

Marketing, general and administrative expenses. Marketing, general and administrative expenses increased 8.7% to $198.8 million in the third quarter of 2004 from $182.9 million in 2003. Year-to-date, marketing, general and administrative expense increased 4.5% to $573.6 million. Over half of the third quarter increase is due to additional marketing investments in core brands and increased labor-related and overhead costs in Coors' sales and marketing organizations.

Marketing, general and administrative expenses increased 2.3%, or 3.8% on a per barrel basis, in 2003 compared to 2002. This increase was driven by higher costs for employee benefits, primarily pension costs, and higher spending levels related to information technology. Selling and marketing expense was also slightly higher year-over-year.

In 2002, marketing, general and administrative expenses increased 2.3% over the previous year, driven by higher marketing expense as Coors invested more behind its brands in advertising and sales promotion, higher systems investments and labor-related costs. Partially offset by this increase in selling and marketing expense was a decline in general and administrative expense due to the sale of company-owned distributorships in 2001.

Other Income (Expense), net. Other income increased in 2004, primarily due to a gain of approximately $5.0 million recognized in September, which is related to final settlement of royalties owed to Coors from the sale of its coal operations several years ago. Coors also recognized gains on the sale of a warehouse in September totaling approximately $1.0 million.

The Europe Segment

The Europe segment consists of Coors' production and sale of the CBL brands (principally in the United Kingdom but also in other parts of the world), Coors' joint venture arrangement relating to the distribution of Grolsch in the United Kingdom and Republic of Ireland (consolidated under FIN 46 in 2004), and Coors' joint venture arrangement for the physical distribution of products throughout Great Britain (Tradeteam). It also includes the sale of Coors Fine Light Beer in the United Kingdom and Coors Light in the Republic of Ireland.

	Thirteen Weeks Ended			Thirty-nine Weeks Ended		
	September 26, 2004	September 28, 2003	% Change	September 26, 2004	September 28, 2003	% Change
	(In thousands, except percentages) (Unaudited)					
Barrels of beer and other beverages sold	2,637	2,812	(6.2)%	7,516	7,538	(0.3)%
Net sales	$ 442,091	$ 408,281	8.3%	$1,297,118	$1,118,009	16.0%
Cost of goods sold	(301,808)	(273,660)	10.3%	(892,154)	(777,119)	14.8%
Gross profit	140,283	134,621	4.2%	404,964	340,890	18.8%
Marketing, general and administrative expenses	(102,527)	(92,149)	11.3%	(315,871)	(267,566)	18.1%
Operating income	37,756	42,472	(11.1)%	89,093	73,324	21.5%
Interest income(1)	3,757	4,207	(10.7)%	11,828	12,960	(8.7)%
Other income (expense), net	(948)	(99)	857.6%	(2,996)	2,909	N/M
Income before income taxes and minority interest(2)	$ 40,565	$ 46,580	(12.9)%	$ 97,925	$ 89,193	9.8%

(1) Interest income is earned on trade loans to UK on-trade customers, and is typically driven by debt balances from period-to-period.

(2) Income before income taxes in 2004 includes $1,305 and $3,327 for the thirteen and thirty-nine weeks ended September 26, 2004, respectively, that represents the minority owners' share of income attributable to the Grolsch joint venture.

	Fiscal Year Ended			
	December 28, 2003	Percent Change	December 29, 2002(1)	December 30, 2001(1)
	(In thousands, except percentages)			
Volume in barrels	10,361	13.2%	9,153	46
Net sales	$ 1,590,518	15.6%	$1,375,473	$ 7,180
Cost of goods sold	(1,112,533)	19.3%	(932,900)	(5,152)
Gross profit	477,985	8.0%	442,573	2,028
Marketing, general and administrative expenses	(361,553)	9.0%	(331,656)	(10,188)
Operating income (loss)	116,432	5.0%	110,917	(8,160)
Interest income	17,156	4.7%	16,390	—
Other income, net(2)	4,114	133.0%	1,766	—
Income (loss) before income taxes	$ 137,702	6.7%	$ 129,073	$ (8,160)

(1) Since Coors did not own CBL prior to February 2002, Coors does not report historical financial results for this business. Accordingly, the historical Europe segment results include only Coors' pre-acquisition Europe operation, which generated very small volume and revenue. Coors' discussion on the comparative results of the Europe segment from 2001 to 2002 has been excluded, as comparative results are not meaningful.

(2) 2003 other income, net, was composed primarily of Tradeteam income (included in cost of goods sold in 2002), offset by leasehold expenses and losses on asset sales (See Note 2 to Coors' historical annual financial statements attached as Annex S to this document). In 2002, other income, net primarily related to income from a small investment in an Internet marketing venture in the UK.

N/M = Not Meaningful

Foreign currency impact on 2004 results. In the third quarter of 2004, the Europe segment benefited from a 12.8% quarter-over-quarter increase in the value of the British pound sterling (GBP) against the US dollar. Year-to-date the GBP has increased 11% against the US dollar. Partially as a result of this exchange rate fluctuation, all per unit revenues and costs from the Europe segment in 2004 are significantly higher than in the prior year. The following table summarizes the approximate effect this change in exchange rates had on the Europe segment pre-tax results in 2004:

	Increase Due to Currency Effects	
	Thirteen Weeks Ended September 26, 2004	Thirty-nine Weeks Ended September 26, 2004
	(In thousands)	
Net sales	$ 49,722	$ 147,680
Cost of goods sold	(33,924)	(101,825)
Gross profit	15,798	45,855
Marketing, general & administrative expenses	(11,567)	(36,170)
Operating income	4,231	9,685
Interest income	422	1,363
Other income (expense), net	(91)	(335)
Income before income taxes and minority interest	$ 4,562	$ 10,713

Foreign currency impact on 2003 results. In 2003, Coors' Europe segment benefited from an 8.4% year-over-year increase in the value of the British pound sterling (GBP) against the U.S. dollar. Partially as a result of this exchange rate fluctuation, all results from Coors' Europe segment in 2003 are significantly higher than in the prior year. The following table summarizes the approximate effect this change in exchange rate had on the Europe results in 2003:

	Increase Due to Currency Effects
	(In thousands)
Net sales	$ 126,071
Cost of goods sold	(88,950)
Gross profit	37,121
Marketing, general & administrative	(29,115)
Operating income	8,006
Interest income	1,398
Other income, net	397
Income before income taxes	$ 9,801

Net sales and volume. Net sales from the Europe segment totaled $442.1 million in the third quarter of 2004, 8.3% higher than the $408.3 million of sales in the same period last year. Net sales year-to-date are higher by $179.1 million, or 16%, compared to 2003. As discussed above, currency fluctuation accounted for $49.7 million and $147.7 million of the increased revenues in the third quarter and nine-month periods, respectively. Therefore, sales denominated in local currency actually declined by approximately 4% in the third quarter and increased approximately 3% year-to-date. Movements in factored brand sales also impact the Europe reported net sales numbers as the value of the sale is included within net sales, but the related volume is not included within the reported sales volumes. In the third quarter, the net sales value of Coors' factored brand sales declined approximately 5%. Year-to-date, the factored brand net sales value has increased approximately 3%.

Owned brand volume declined 6.2% quarter-over-quarter and was flat year-to-date. The weak volume performance in the third quarter is largely attributed to poor weather compared to exceptionally warm and dry weather in the United Kingdom in 2003. After adjustment for the impacts of currency appreciation and factored brand sales, owned brand sales values in local currency decreased by approximately 3%, lower than the owned brand volume decrease. This represents an increase in owned brand net sales value per barrel of approximately 3%. Year-to-date, owned brand net sales have increased approximately 2.5%. With broadly flat volume year-to-date, this represents an increase in owned brand net sales per barrel of approximately 2.5%. The increases in owned brand net sales per barrel in both the quarter and the year-to-date have been driven by strong pricing, particularly in the on-trade, partially offset by adverse brand and channel mix.

Net sales for the Europe segment increased 15.6% in 2003, while volume increased 13.2% from the previous year. The significant increase in net sales and volume was partly due to Coors' owning the CBL business for the full year in 2003 versus forty-seven weeks in 2002. 9% of the sales increase represents the effect of currency exchange rates. On a full year comparative basis, Coors' sales volumes increased 6.7%. This growth was driven by the Carling and Grolsch brands, both of which grew volume by more than 10% during the year.

Coors' on-trade business, which represents approximately two-thirds of Coors' Europe volume and an even greater portion of margin, grew volume by approximately 5% compared to the full year 2002 as a result of strong sales execution, particularly with Carling and Carling Extra Cold, and unusually hot summer weather in the United Kingdom. In a declining on-trade market, this yielded a market

share gain of approximately 1.5 percentage points. Coors' off-trade volume for 2003 increased approximately 13% over the comparable period in 2002, led by Carling and Grolsch.

Contributing factors to this volume growth were the favorable summer weather and aggressive discounting, primarily in the first half of the year. Coors' off-trade market share growth for the year was approximately 1%.

Coors' positive volume in both the on- and off-trade and positive pricing in the on-trade market were partially offset by a decline in Coors' on-trade factored brand sales and, in the off-trade, heavy price discounting and mix shift toward lower revenue-per-barrel sales. The decline in sales of factored brands in the on-trade market was driven by some of Coors' large on-trade chain customers changing to purchase non-Coors products directly from the brand owners.

Cost of goods sold and gross profit. Cost of goods sold was $301.8 million in the third quarter of 2004, 10.3% higher than last year's third quarter. Cost of goods sold for the first three quarters of 2004 was $892.2 million, or 14.8% higher than last year. As noted above, currency appreciation accounts for a substantial element of the increases over last year, $33.9 million in the quarter and $101.8 million year-to-date. Like the Americas, Europe suffered from the de-leveraging of fixed costs from lower volumes and experienced increased transportation costs which, along with the impact of inflation, caused an increase in the costs of goods sold per barrel denominated in local currency. These increases were, however, partially offset by the reduction in the value of factored brand purchases in the quarter where, similar to net sales, the purchase costs are included in cost of goods sold but the sales are not included in reported sales volumes. Further offsetting the increases in cost of goods sold was the implementation of FIN46R in 2004, which increased gross profit by $8.2 million and $21.8 million, respectively, in the quarter and nine months ended September 26, 2004. (See Note 2 in the accompanying financial statements in Annex S.)

Cost of goods sold increased 19.3% in 2003 versus 2002. On a per-barrel basis, cost of goods sold increased 5.4%. The aggregate increase in cost of goods sold was driven by increased volume and higher foreign exchange rates, coupled with Coors' owning the business for the full year versus only a partial period in 2002. Also driving this increase, and the increase in the per barrel cost, was the reclassification of Tradeteam earnings from cost of goods sold to other income beginning in 2003 and the loss of income from contract brewing arrangements that substantially ceased near the end of 2002. Additionally, during the first three quarters of 2003, Coors incurred higher production costs as Coors contracted with regional brewers to package some of Coors' off-trade volume while Coors was commissioning the new and upgraded packing lines in Coors' Burton brewery.

Coors was able to realize some benefit from right-sizing and improving Coors' UK production infrastructure towards the latter half of 2004, which partially offset the increases noted above. The increases in cost of goods sold were also reduced by the decrease in factored brand volume where the purchase cost is included in Coors' cost of goods sold, but the related volume is not included in reported volumes.

Gross profit in the Europe segment increased 8.0%; however, excluding the impact of foreign exchange, gross profit was essentially flat despite the inclusion of a full year of sales in 2003. Gross profit per barrel decreased 4.6% and gross profit as a percentage of net sales decreased 2% during 2003 as a result of the reclassification of Tradeteam earnings and Coors' contract packaging costs incurred as Coors commissioned the packaging lines in Burton-on-Trent.

Marketing, general and administrative expenses. Third quarter 2004 marketing, general and administrative expenses were $102.5 million, an increase of approximately 11.3% over the third quarter of 2003. Year-over-year, marketing, general and administrative expenses increased 18.1%. This increase is primarily a result of the currency appreciation ($11.6 million and $36.2 million in the quarter and year to date, respectively) and the implementation of FIN46R in 2004 (addition of Grolsch expenses

totaling $6.3 million and $16.4 million in the quarter and nine-months ended September 26, 2004, respectively). In addition, marketing, general and administrative expenses in the third quarter in 2003 were reduced by the one-time gain of $3.5 million pretax on the sale of the rights to Coors' Hooper's Hooch™ flavored alcohol beverage brand in Russia.

Europe marketing, general and administrative expenses increased 9.0% during 2003 almost entirely due to exchange rates and the impact of the full year of ownership. On a per-barrel basis, marketing, general and administrative expenses decreased 3.7% year-over-year. Various factors impacted marketing, general and administrative expense during 2003, which effectively offset each other: (a) Coors had higher investments in sales staff and increased depreciation charges from investments in information systems and dispense equipment, the latter supporting the sales growth in the on-trade; (b) Coors was impacted by the loss of reimbursements from the transitional services arrangements with InBev S.A. that were set up following the CBL acquisition in February 2002 and largely concluded by the end of that year. These reimbursements were recorded as a reduction to marketing, general and administrative expenses in 2002; (c) Coors realized savings in employee bonus costs and directors' costs; and (d) the one-time gain of $3.5 million before tax on the sale of the rights to Coors' Hooper's Hooch FAB brand in Russia during the third quarter.

Interest income. Interest income is earned on trade loans to UK on-trade customers. Interest income increased 4.7% in 2003 as a result of favorable foreign exchange rates, the inclusion of an additional five weeks of results in 2003 and a lower debt balance in 2003.

Other income (expense), net. Third quarter other expense, net increased $0.8 million and year-to-date $5.9 million. The third quarter and year-to-date increase in other expense, net is due to the decline in profits generated by Coors' Tradeteam joint venture and effect of movement in currency rates. The year-to-date increase is also due to lapping a non-recurring gain on the sale of assets last year.

Corporate

Corporate includes interest and certain other general and administrative costs that are not allocated to either the Americas or Europe operating segments. Corporate contains no sales or cost of goods sold, although certain royalty income and intangible administrative costs are absorbed by Corporate. The majority of these corporate costs relates to worldwide finance and administrative functions, such as corporate affairs, legal, human resources, insurance and risk management.

	Thirteen Weeks Ended			Thirty-nine Weeks Ended		
	September 26, 2004	September 28, 2003	% Change	September 26, 2004	September 28, 2003	% Change
	(In thousands, except percentages) (Unaudited)					
Net sales	$ —	$ —		$ —	$ —	
Cost of goods sold	—	—		—	—	
Gross profit	—	—		—	—	
Marketing, general and administrative expenses	(10,700)	(6,244)	71.4%	(28,375)	(18,704)	51.7%
Operating loss	(10,700)	(6,244)	71.4%	(28,375)	(18,704)	51.7%
Interest income	1,206	536	125.0%	2,326	1,645	41.4%
Interest expense	(17,231)	(18,382)	(6.3)%	(54,985)	(62,216)	(11.6)%
Other expense	625	658	(5.0)%	316	485	(34.8)%
Loss before income taxes(1)	$(26,100)	$(23,432)	11.4%	$(80,718)	$(78,790)	2.4%

(1) Loss before income taxes in 2004 includes $392 and $1,180 for the thirteen and thirty-nine weeks ended September 26, 2004 and represents the minority owner's share of interest expense attributable to debt obligations of the RMMC joint venture.

	Fiscal Year Ended				
	December 28, 2003	Percent Change	December 29, 2002	Percent Change	December 30, 2001
	(In thousands, except percentages)				
Net sales	$ —	—	$ —	—	$ —
Cost of goods sold	—	—	—	—	—
Gross profit	—	—	—	—	—
Marketing, general and administrative expenses	(26,784)	11.0%	(24,130)	13.3%	(21,304)
Special charges(1)	—	N/M	(2,642)	N/M	—
Operating loss	(26,784)	N/M	(26,772)	25.7%	(21,304)
Interest income	2,089	(56.5)%	4,797	(70.8)%	16,409
Interest expense	(81,195)	14.5%	(70,919)	N/M	(2,006)
Other income, net(2)	798	(43.7)%	1,417	(53.1)%	3,019
Loss before income taxes	$(105,092)	14.9%	$(91,477)	N/M	$ (3,882)

(1) Relate primarily to acquisition costs for CBL, including accounting, appraisal and legal fees not eligible for capitalization.

(2) Consists of foreign currency exchange gains (losses), bank fees and gains on sales of investments.

N/M = Not Meaningful

Marketing, general and administrative expenses. Marketing, general and administrative expenses increased 71.4% to $10.7 million in the third quarter of 2004, compared to the third quarter of 2003. Year-to-date, marketing, general and administrative expenses increased 51.7% to $28.4 million. Increases for the third quarter are primarily due to higher incentive compensation costs ($3.2 million), the costs to comply with the Sarbanes-Oxley Act of 2002 ($0.1 million in 2004, compared to $0.6 million in 2003), and non-capitalizable merger costs ($0.7 million). For the year-to-date period, increases are primarily due to incentive compensation costs ($6.7 million), legal fees associated with regulatory compliance and outsourcing ($2.4 million) and the costs to comply with the Sarbanes-Oxley Act of 2002 ($1.4 million in 2004, compared to $0.6 million in 2003).

Marketing, general and administrative expenses for Corporate increased 11.0% in 2003 compared to 2002 due to increased pension and benefit costs and management of a larger global business. 2002 marketing, general and administrative expenses increased significantly from 2001 for the same reasons.

Interest income. Interest income for 2003 decreased $2.7 million because of lower interest rates and lower cash balances in 2003 over 2002. Interest income decreased $11.6 million from 2001 to 2002 due to higher cash and interest-bearing securities balances in 2001. Coors sold all of its interest-bearing securities in January 2002 to help fund the acquisition of CBL.

Interest expense. Interest expense decreased $1.8 million in the third quarter of 2004 versus the comparable 2003 period. Year-to-date, interest expense decreased $7.9 million, or 13.1%. The decrease is largely due to lower debt balances ($13.2 million in reduced interest expense), partially offset by the negative impact of the British pound exchange rate on Coors' cross currency swaps ($5.2 million) and the effect of FIN46R discussed above.

Interest expense increased $10.3 million in 2003. This increase was driven by having Coors' fixed-rate debt structure in place for the full year in 2003 versus only eight months in 2002 and the currency appreciation on Coors' GBP-denominated term debt prior to its payoff in August 2003. Prior to finalizing the long-term structure in second quarter of 2002, Coors had exclusively short-term borrowings at lower interest rates that supported Coors' acquisition of CBL in February 2002. The

increase is also due to Coors' cross-currency swap structure and Coors' GBP-denominated interest expense. Partially offsetting these factors was the implementation of Coors' lower interest rate commercial paper program in June 2003, the initial proceeds of which Coors used to pay down approximately $300 million of higher-rate GBP-denominated term debt. Coors' new debt structure has lower interest costs on outstanding balances.

2002 interest expense increased $68.9 million versus 2001 due to the significant increase in debt incurred to purchase CBL early that year.

Liquidity and Capital Resources

Liquidity. Coors' primary sources of liquidity are cash provided by operating activities, external borrowings and asset monetizations. As of September 26, 2004, Coors had negative working capital of $2.7 million compared to negative working capital of $54.9 million at December 28, 2003. The improvement in working capital is due to the consolidation of RMMC, RMBC and Grolsch ($26 million) and cash management. Coors had total cash of $92.5 million at September 26, 2004, compared to $19.4 million at December 28, 2003, mainly due to cash acquired when the joint ventures were consolidated in the first quarter of 2004 (increase of $20.8 million), cash received from InBev (increase of $25.8 million) and reduced capital spending (approximately $20 million). As of December 28, 2002, including cash and short-term borrowings, Coors had negative working capital of $94.0 million. Coors is able to operate with a negative working capital investment because of relatively short terms on receivables in Coors' Americas segment and Coors' ability to carry low levels of finished goods inventories as a result of the structure of Coors' distribution system. These factors are offset by higher investments in working capital in Europe, primarily with regard to accounts receivable. The increase in Coors' working capital is the net result of changes in Coors' short-term borrowings, accrued expenses and other liabilities, accounts and notes receivable and raw materials.

Coors believes that cash flows from operations and cash provided by short-term borrowings, when necessary, will be sufficient to meet its ongoing operating requirements, scheduled principal and interest payments on debt, dividend payments and anticipated capital expenditures. However, Coors' liquidity could be impacted significantly by a decrease in demand for its products, which could arise from competitive circumstances, a decline in the acceptability of alcohol beverages, or any of the other factors described under "Risk Factors" beginning on page 46 of this document and also Coors' annual report on Form 10-K and quarterly reports on Form 10-Q as incorporated by reference into this document.

Coors continues to evaluate opportunities to supplement its operating cash flow through potential monetizations of assets. During the second quarter of 2004, CBL outsourced the ownership, procurement and tracking of its approximately 1.2 million kegs and casks with TrenStar, Inc. As a result, Coors received a cash payment of approximately £28 million ($50 million at then-current exchange rates). Coors is evaluating other efforts, both in the United States and in the United Kingdom, involving either an outsourcing of services which combines a superior long-run business model for a given activity with an asset monetization, or simply sales of idle assets, such as real estate. Success in accomplishing these types of efforts results in faster reduction of outstanding debt. Coors also has credit facilities that contain financial and operating covenants, and provide for scheduled repayments, that could impact its liquidity on an ongoing basis. During the nine months ended September 26, 2004, Coors made debt repayments of approximately $254 million. During the fiscal year ended December 28, 2003, Coors made debt repayments of approximately $272.0 million.

Operating activities. Net cash provided by operating activities of $304.3 million for the thirty-nine weeks ended September 26, 2004, decreased $24.9 million from the comparable period last year. The decrease in cash provided from operations was primarily attributable to an increase in cash taxes versus

the same quarter a year ago when favorable finalization of tax audits resulted in refunds, offset by the reporting of additional cash flows as a result of consolidating certain joint ventures.

Net cash provided by operating activities increased $285.6 million in 2003 compared to 2002. The increase was attributable primarily to cash provided by trade receivables and payables in 2003—the result of continued emphasis on working capital management by improving receivable collection in the UK and managing the purchasing cycle throughout Coors.

Investing activities. During the thirty-nine weeks ended September 26, 2004, net cash used in investing activities was $15.6 million compared to $137.5 million net cash used in the same period last year. This improvement was attributable to reduced capital spending in 2004, the sale of the kegging assets in the United Kingdom, and a pension recovery received in 2004. Also, Coors presented as an investing activity the inclusion of the opening cash balances of the joint ventures it began consolidating during the first quarter of 2004 as a result of implementing FIN46R (see Note 2 in the accompanying financial statements in Annex S).

During the fiscal year ended December 28, 2003, Coors used net cash of $229.9 million in investing activities, compared to $1.6 billion used in 2002. The decrease in net cash used is due to the $1.6 billion payment, net of cash acquired, made to purchase CBL in 2002. However, excluding Coors' 2002 $1.6 billion payment to acquire CBL, total cash used in investing activities increased approximately $232.9 million compared to the same period last year, mainly due to the absence of sales and maturities of investments in 2003 versus 2002. A significant amount of investments was sold in 2002 to help fund the acquisition of CBL.

Net cash used in investing activities increased $1.4 billion from 2001 to 2002. The increase was due to the cash used in the acquisition of CBL. Also, in 2001, Coors made a payment of $65.0 million for Coors' 49.9% interest in Molson USA. However, excluding these payments, total cash provided by investing activities increased approximately $134.7 million year-over-year mostly due to a substantial decrease in purchases of securities. As a result of Coors' debt burden associated with the CBL acquisition, Coors did not purchase any marketable securities in 2002 compared to purchases of $228.2 million during 2001.

Financing activities. Net cash used in financing activities was $217.0 million for the thirty-nine weeks ended September 26, 2004, compared to $220.3 million net cash used for the same period last year. The change is mainly the result of increased repayments of debt in 2004, offset by cash received from increased stock option exercises in the first three quarters of 2004. Coors also included a new item, "Dividends paid to minority interest holders," in the Financing activities section of its Condensed Consolidated Statements of Cash Flows. This item represents distributions from the joint ventures consolidated as a result of FIN46R to the minority interest holders in those joint ventures. There is no significant net impact to cash flows as a result of the adoption of FIN46R. However, from a year-over-year comparison standpoint, cash flows from operating activities have been increased and cash flows from financing activities have been decreased as a result of classifying dividends paid to minority interest holders in financing activities.

Net cash used in financing activities was $357.4 million in 2003, representing a $1.6 billion decrease from cash provided by financing activities in 2002. This decrease is primarily attributable to the $2.4 billion proceeds from issuance of debt in 2002, partially offset by larger payments on debt and capital lease obligations in 2002. Debt-related activity in 2003 reflected net payments of long- and short-term debt totaling $297.1 million, whereas in 2002 debt-related activity reflected a net increase in long- and short-term debt of $1.3 billion, due primarily to borrowings related to Coors' acquisition of CBL. Repayments of long-term debt during 2003 totaled $272.0 million; the remaining change in financing activities relates to temporary changes in short-term borrowings.

In 2002, net cash provided by financing activities increased $1.3 billion from the previous year as a result of debt proceeds and payments associated with Coors' acquisition of CBL. Excluding these items, change in financing activities was driven by changes in overdraft balances and the absence of treasury stock purchases in 2002 versus purchases of $72.3 million in 2001.

Effective Tax Rate Volatility

Coors does not provide deferred taxes on all outside basis differences in its acquired UK subsidiaries stock in accordance with SFAS 109 paragraph 31(a). Outside basis differences arise from differences in the U.S. GAAP accounting ("Book") and U.S. tax accounting ("Tax") for investments in foreign subsidiaries. Some examples of significant Book/Tax differences at Coors' acquired UK subsidiaries include pension expense, goodwill amortization, depreciation and gain or loss on sale of assets. Fluctuations in these Book/Tax differences cause Coors' tax rate to be volatile. For example, a UK asset sale in which the Tax gain is $10 million more than the Book gain would cause Coors' full year tax rate for 2004 to increase by 1.3%, assuming earnings before interest and taxes ("EBIT") and UK taxes remain unchanged. The impact on the quarterly tax rate from a sale would be significantly greater in the quarter in which it occurred.

Other factors that can significantly impact Coors' tax rate include permanent reinvestment of earnings, changes in the levels of foreign deferred taxes, unutilized foreign tax credits, and a lack of tax benefits for losses at foreign subsidiaries. In computing Coors' tax rate, it uses its best estimate of annual EBIT, but does not include an estimate of future discrete events that may or may not occur during the year.

Contractual Obligations and Commercial Commitments

Contractual cash obligations as of September 26, 2004:

	Payments Due By Period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
			(In thousands)		
Long term debt, including current maturities(1)	$1,063,977	$143,660	$ 28,187	$ 8,404	$ 883,726
Interest payments(2)	416,430	58,120	113,390	112,070	132,850
Derivative payments(2)	507,410	68,450	136,900	136,900	165,160
Retirement plan expenditures(3)	139,554	45,800	19,874	21,167	52,713
Operating leases	140,666	21,681	68,143	50,088	754
Capital leases(4)	7,201	1,278	5,923	—	—
Other long-term obligations(5)	3,336,084	497,133	1,411,034	1,193,014	234,903
Total obligations	$5,611,322	$836,122	$1,783,451	$1,521,643	$1,470,106

(1) Coors had several significant changes to its debt obligations in 2004: (a) Due to the implementation of FIN46R in the first quarter, Coors consolidated the RMMC accounts, including approximately $45 million of notes payable. The debt proceeds have been used by RMMC to finance capital improvements. RMMC's debt is secured by its various supply and access agreements with no recourse to Coors or to Ball. (b) At December 28, 2003, Coors had $86.0 million outstanding in an unsecured senior credit facility consisting of a US dollar-denominated amortizing term loan. Coors paid the outstanding balance off in full during the first quarter of 2004. (c) In June 2003, Coors issued approximately $300 million in commercial paper. At September 26, 2004, Coors had $119 million outstanding. All of Coors' commercial paper is classified as short-term, as the Company's intent is to repay this debt in the next twelve months. Subsequent to September 26, 2004, Coors repaid a $20 million senior credit facility.

(2) The "interest payments" line includes interest on Coors' bonds, commercial paper and other borrowings outstanding at September 26, 2004, excluding the cash flow impacts of any interest rate or cross currency swaps. Current floating interest rates and currency exchange rates are assumed to be constant throughout the periods presented. The "derivative payments" line includes the floating rate payment obligations only, which are paid to counterparties under Coors' interest rate and cross currency swap agreements. Current floating interest rates and currency exchange rates are assumed to be constant throughout the periods presented. Coors will be receiving a total of $459.7 million in fixed and floating rate payments from its counterparties under the swap arrangements, which offset the payments included in the table. As interest rates increase, floating payments to or receipts from Coors' counterparties will also increase. Net interest payments, including swap receipts and payments, over the periods presented are as follows:

Total	Less than 1 year	1-3 years	4-5 years	After 5 years
$464,060	$64,340	$125,830	$124,510	$149,380

(3) Represents expected contributions under Coors' defined benefit pension plans in the next twelve months and its benefits payments under retiree medical plans for all periods presented.

(4) Includes a UK sale-leaseback included in a global information services agreement signed with Electronic Data Systems (EDS) late in 2003, effective January 2004, and totaling $6.9 million at September 26, 2004. The new EDS contract includes services to the Americas and Europe operations and the corporate offices and, unless extended, will expire in 2010.

(5) Approximately $1.7 billion of the total other long-term obligations relate to long-term supply contracts with third parties to purchase raw material and energy used in production, including Coors' contract with Graphic Packaging Corporation, a related party, dated March 25, 2003. Approximately $1.1 billion relates to commitments associated with Tradeteam in the United Kingdom. The remaining amounts relate to sales and marketing, information technology services, open purchase orders and other commitments.

Other commercial commitments:

	Amount of Commitment Expiration Per Period				
	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
			(In thousands)		
Standby letters of credit	$12,084	$12,084	$—	$—	$—

Advertising and Promotions. As of September 26, 2004, Coors' aggregate commitments for advertising and promotions, including marketing at sports arenas, stadiums and other venues and events, totaled approximately $184.7 million over the next five years.

Capital Expenditures. In 2003, Coors spent approximately $240 million on capital improvement projects worldwide. Of this, approximately 62% was in support of the Europe business and the remainder was for the Americas. Coors currently plans capital expenditures in the same range, or slightly lower, for 2004.

Pension Plans. Although pension investment returns were strong in 2003, the impact of the three previous years' returns and a continued decline in interest rates resulted in a slightly lower consolidated funded position at year-end 2003 compared to year-end 2002. At year-end 2003, the accumulated pension benefit obligations exceeded the fair value of the plan assets on a consolidated U.S. dollar basis by approximately $411 million, compared to $394 million at the end of 2002. Accordingly, Coors has taken a charge to equity of $15.0 million, net of tax (See Note 12 to Coors historical annual financial statements attached as Annex S to this document). At year-end 2003, the projected benefit obligations were $2,624.9 million and the accumulated benefit obligations were $2,412.5 million.

The amounts reflected in Coors historical annual financial statements attached as Annex S to this document for accrued pension liability, accumulated other comprehensive loss, prepaid benefit cost and intangible asset in 2003 are $452.3 million, $385.6 million ($236.0 million, net of tax), $41.5 million and $40.8 million, respectively. In 2003, an additional minimum pension liability of $9.7 million was recorded and is included in the accrued pension liability amount. It is Coors' practice to fund amounts for pensions at least sufficient to meet the minimum requirements set forth in applicable employee benefits laws and local tax laws. For further information regarding pension plan assets, refer to Note 7, "Employee Retirement Plans," and Note 12, "Other Comprehensive Income (Loss)," in Coors historical annual financial statements attached as Annex S to this document.

In 2003, Coors' actuarially assumed long-term rates of return on plan asset investments were 9% for the U.S. Retirement Plan and 7.5% for the UK Plan. In selecting those assumptions, Coors considered investment returns by asset class as represented by Coors' independent pension investment consultants, and applied the relevant asset allocation percentages. The discount rates of 6.25% and 5.63% were based on prevailing yields of high-quality corporate fixed income investments in the United States and the United Kingdom, respectively.

In 2003, consolidated pension expense was $38.7 million, which represented approximately 1% of consolidated cost of goods sold and other operating expenses. Pension contributions on a consolidated basis were $51.0 million during 2003.

On a consolidated basis, Coors had unrecognized net actuarial losses of $598.0 million and $547.0 million at December 28, 2003 and December 29, 2002, respectively. Actuarial losses are primarily comprised of cumulative investment returns that are lower than actuarially assumed investment returns and liability losses due to increased pension liabilities and falling interest rates. Pension expense includes amortization of these actuarial losses after they exceed certain thresholds. As a result of losses in excess of the thresholds, Coors recorded actuarial loss amortization of $9.1 million in 2003 and $1.0 million in 2002. It is expected that actuarial loss amortization in 2004 will increase to approximately $14 million. Coors anticipates consolidated pension expense will increase from the $38.7 million in 2003 to approximately $49 million in 2004. The expected increase in consolidated pension cost is primarily due to the combined impacts of higher actuarial loss amortization and foreign exchange.

In July 2004, Coors received £14 million (approximately $26 million at then-current exchange rates) from InBev, related to misrepresentations made by them regarding pension participant data when CBL was purchased in 2002. The participant data originally provided by InBev when CBL was acquired omitted data that significantly increased Coors' pension liability at the time of the acquisition (approximately £21 million or $38 million at current exchange rates). Coors determined that goodwill associated with the purchase price of CBL should be adjusted for the change in the pension liability and for the cash collected from InBev during the third quarter. The net effect of adjusting goodwill for the pension liability and the cash received was insignificant. The effect on equity was to increase other comprehensive income by $23.3 million, net of tax (Note 4 in the accompanying financial statements in Annex S). The effect of the adjustment on pension expense will be to reduce amortization of actuarial losses by approximately £21 million (approximately $38 million at current exchange rates) over the remaining working lives of participants (estimated at 10 years), and increase the interest component of annual service cost by approximately £1 million or $2 million.

Coors made pension contributions totaling $69 million in the third quarter of 2004. Coors does not plan to make additional pension contributions during 2004.

Debt Structure. As of September 26, 2004, Coors' total borrowings were composed of the following (In thousands):

Description	As of September 26, 2004 (Unaudited)	As of December 28, 2003	As of December 29, 2002
Short-term borrowings(1)	$ —	$ 21,309	$ 101,654
Senior private placement notes(2)	$ 20,000	$ 20,000	$ 20,000
6⅜% Senior notes due 2012	859,285	854,043	855,289
Senior Credit Facility:(3)			
USD amortizing term loan	—	86,000	168,000
GBP amortizing term loan	—	—	365,689
Commercial paper(4)	119,456	249,645	—
Other(5)	65,236	20,006	16,809
Total long-term debt (including current portion)	1,063,977	1,229,694	1,425,787
Less current portion of long-term debt	(143,660)	(69,856)	(42,395)
Total long-term debt	$ 920,317	$1,159,838	$1,383,392

(1) Coors' short-term borrowings consist of various uncommitted lines of credit. At September 26, 2004, Coors had two USD uncommitted lines of credit totaling $50 million. Coors had $7.0 million outstanding under these lines of credit as of December 28, 2003, and no borrowings outstanding under these lines as of September 26, 2004. Amounts outstanding under the lines of credit bear interest at a rate stated by the lenders. The interest rate at December 28, 2003, was 1.80%. Coors also had three uncommitted lines of credit totaling £30.0 million, or approximately $54.2 million based on foreign exchange rates at September 26, 2004. These lines of credit bear interest at a floating rate determined by the lenders. At September 26, 2004, there was no balance outstanding and at December 28, 2003, the balance outstanding totaled $11.9 million. The interest rate at December 28, 2003, was 4.30%. In addition, Coors has two uncommitted lines of credit totaling 1.1 billion Japanese yen, or approximately $9.9 million, at September 26, 2004. Interest rates are below 1% and amounts outstanding totaled $2.4 million at December 28, 2003. There was no balance outstanding at September 26, 2004.

(2) At September 26, 2004, Coors had $20.0 million in unsecured senior notes that were due July 2005. Subsequent to September 26, 2004, Coors repaid the note, in full.

(3) At December 28, 2003, Coors had $86.0 million outstanding on an unsecured senior credit facility consisting of a US dollar-denominated amortizing term loan. Coors paid the outstanding balance off in full during the first quarter of 2004. In connection with the repayments on its term loan, Coors accelerated the amortization of fees associated with the loan, resulting in a $0.4 million charge to interest expense during the first quarter of 2004.

(4) In June 2003, Coors issued approximately $300 million in commercial paper. At September 26, 2004, and December 28, 2003, Coors had $119 million and $250 million outstanding, respectively. All of Coors' commercial paper balance is classified as short-term as of September 26, 2004, as the Company's intent is to repay the entire balance in the next twelve months. As of September 26, 2004, and December 28, 2003, the interest rates on Coors' commercial paper borrowings ranged from 1.79% to 1.85%, with a weighted average of 1.84%; and from 1.24% to 1.27%, with a weighted average of 1.255%, respectively. As of September 26, 2004, $119 million of Coors' total $500 million unsecured committed credit arrangement was being used as a backstop for its commercial paper program. This line of credit has a five-year term expiring 2007.

(5) Coors' other notes payable consist of a CBL note payable totaling approximately $20 million and denominated in Euros that existed at the time of the CBL acquisition; and a note payable totaling approximately $45 million issued by its RMMC joint venture (See Note 2 in the accompanying financial statements in Annex S). The CBL note bears interest at 5.39% and matures in October 2005. The RMMC note is currently non-recourse to Coors, bears interest at 7.20% and matures in December 2013. Coors is in discussions with its lenders related to Coors extending a guarantee of this debt.

The aggregate principal debt maturities of long-term debt for the next five fiscal years are as follows:

	Amount (In thousands)
2004	$ 69,856
2005	24,951
2006	80,133
2007	199,338
2008	—
Thereafter	855,416
Total	$1,229,694

Coors incurred significant debt in 2002 to finance the purchase of CBL. Since the acquisition, Coors has used cash from operating activities and from asset monetizations, net of capital expenditures and other cash used in investing activities, to make payments on Coors' debt obligations.

Some of Coors' debt instruments require it to meet covenant restrictions, including financial tests and other limitations. As of September 26, 2004, Coors was in compliance with all of these covenants.

Critical Accounting Estimates

Management's discussion and analysis of Coors' financial condition and results of operations are based upon Coors' consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. Coors reviews its accounting policies on an on-going basis. The preparation of Coors' consolidated financial statements requires Coors to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Coors bases its estimates on historical experience and on various other assumptions Coors believes to be reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ materially from these estimates under different assumptions or conditions. Coors has identified the accounting estimates below as critical to Coors' financial condition and results of operations:

Allowance for Doubtful Accounts. In the Americas segment, Coors' allowance for doubtful accounts and credit risk is insignificant as the majority of the Americas accounts receivable balance is generated from sales to independent distributors with whom Coors has a predetermined collection date arranged through electronic funds transfer. Also, in the Americas, Coors secures substantially all of its credit risk with purchase money security interests in inventory and proceeds, personal guarantees and other letters of credit.

Because the majority of CBL sales are directly to retail customers and, because of the industry practice of making trade loans to customers, Coors' ability to manage credit risk in this business is critical. At CBL, Coors provides allowances for trade receivables and trade loans associated with the ability to collect outstanding receivables from Coors' customers. Generally, provisions are recorded to

cover the full exposure to a specific customer (the total amount of all trade accounts and loans from a specific customer less the amount of security and insurance coverage) at the point the account is considered uncollectible. Coors records the provision as a bad debt in general and administrative expenses. Provisions are reversed upon recoverability of the account or relieved at the point an account is written off.

Coors is not able to predict changes in financial condition of Coors' customers and, if circumstances related to Coors' customers deteriorate, Coors' estimates of the recoverability of Coors' trade receivables could be materially affected, and Coors may be required to record additional allowances.

Pension and Postretirement Benefits. Coors has defined benefit plans that cover the majority of Coors' employees. As a result of the acquisition of CBL, Coors has assumed responsibility for a portion of the assets and liabilities of what was the Bass Brewers Pension Plan, renamed the Coors Brewers Pension Plan. Coors Brewing Company also has postretirement welfare plans that provide medical benefits for retirees and eligible dependents and life insurance for certain retirees. The accounting for these plans is subject to the guidance provided in Statement of Financial Accounting Standards No. 87, "Employers Accounting for Pensions" (SFAS No. 87) and Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" (SFAS No. 106). Both of these statements require that management make assumptions relating to the long-term rate of return on plan assets, discount rates used to measure future obligations and expenses, salary increases, inflation, health care cost trend rates and other assumptions. Coors believes that the accounting estimates related to Coors' pension and postretirement plans is a critical accounting estimate because it is highly susceptible to change from period to period based on market conditions.

Coors performed an analysis of high yield bonds at the end of 2003 to support the discount rates used in determining Coors' pension liabilities in the United States and in the United Kingdom for the year ended December 28, 2003. Discount rates and expected rates of return on plan assets are selected at the end of a given fiscal year and impact actual expense in the subsequent year. A fifty basis point change in certain assumptions would have the following effects:

Description of Pension Sensitivity Item	Impact to 2003 Pension Costs-50 basis points — Reduction (Unfavorable)	Increase (Favorable)
	(In thousands)	
Expected return on U.S. plan assets, 9.0% in 2003	$ (2,692)	$2,692
Expected return on UK plan assets, 7.5% in 2003	$ (6,640)	6,640
Discount rate on U.S. projected benefit obligation, 6.75% in 2003	$ (3,629)	$3,629
Discount rate on UK projected benefit obligation, 5.7% in 2003	$(10,532)	$2,895

Assumed health care cost trend rates have a significant effect on the amounts reported for the retiree health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-Percentage-point decrease	One-percentage-point increase
	(In thousands)	
Effect on total of service and interest cost components	$ (309)	$ 327
Effect on postretirement benefit obligation	$(3,143)	$3,305

Both U.S. and UK plan assets consist primarily of equity securities with smaller holdings of bonds and real estate. Equity assets are well diversified between U.S. and other international investments, with additional diversification in the domestic category through allocations to large-cap, small-cap, and growth and value investments. Relative allocations reflect the demographics of the respective plan participants. For example, Coors' UK participants are more heavily weighted toward pensioners than Coors' U.S. participants. Therefore, Coors has elected a smaller equity percentage in Coors' UK plan. The following compares target asset allocation percentages as of February 27, 2004 with actual asset allocations at December 28, 2003:

	U.S. Plan Assets		UK Plan Assets	
	Target	Actual	Target	Actual
Equities	80%	82%	65%	59%
Fixed Income	11%	10%	28%	34%
Real Estate	9%	8%	7%	6%
Other	—	—	—	1%

Contingencies, Environmental and Litigation Reserves. Coors estimates the range of liability related to environmental matters or other legal actions where the amount and range of loss can be estimated. Coors records its best estimate of a loss when the loss is considered probable. As additional information becomes available, Coors assesses the potential liability related to its pending matters and revises its estimates. Costs that extend the life, increase the capacity or improve the safety or efficiency of company-owned assets or are incurred to mitigate or prevent future environmental contamination may be capitalized. Other environmental costs are expensed when incurred. Coors also expenses legal costs as incurred. The most significant estimates that could impact Coors' financial statements relate to the Lowry Superfund site as discussed in the historical financial statements included as Annex S to this document.

Goodwill and Other Intangible Asset Valuation. Coors adopted the provisions of Statement of Financial Standards No. 141, "Business Combinations" (SFAS No. 141) on July 1, 2001, and No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142) on December 31, 2001. Coors evaluates the carrying value of Coors' goodwill and other indefinite-lived intangible assets annually, and Coors evaluates its other intangible assets when there is evidence that certain events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Significant judgments and assumptions are required in the evaluation of intangible assets for impairment, most significantly the estimated future cash flows to be generated by these assets and the rate used to discount those cash flows. For brewing business goodwill and intangibles, Coors used a rate of 8.0% to discount its cash flows during Coors' annual valuation in 2004, which is a rate Coors believes to be representative of the weighted average cost of capital for similar assets in 2004. Coors used a rate of 12% for its distribution rights associated with Coors' distribution subsidiary, and 8% in the valuation of its investment in Molson USA. Changes in these estimates could have a material adverse effect on the assessment of Coors' goodwill and other intangible assets, thereby requiring Coors to write down the assets. As an example, Coors' valuation model for the goodwill associated with Coors' Molson USA joint venture assumes certain volume growth and pricing assumptions and only small changes in those assumptions could result in significant impairment charges.

Derivatives. Coors uses derivatives in the normal course of business to manage Coors' exposure to fluctuations in production and packaging material prices, interest rates and foreign currency exchange rates. By policy, Coors does not enter into these contracts for trading purposes or for the purpose of speculation. All derivatives held by Coors are designated as hedges with the expectation that they will be highly effective in offsetting underlying exposures. Coors accounts for Coors' derivatives in its consolidated balance sheet as assets or liabilities at fair value in accordance with Statement of Financial

Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), which Coors early adopted on December 28, 1998. This accounting is complex, as evidenced by significant interpretations of the primary accounting standard, which continues to evolve, as well as the significant judgments and estimates involved in the estimation of fair value in the absence of quoted market values. These estimates are based upon valuation methodologies deemed appropriate in the circumstances; however, the use of different assumptions could have a material effect on the estimated fair value amounts.

Income Taxes. Coors accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Judgment is required in determining Coors' worldwide provision for income taxes. In the ordinary course of Coors' global business, there are many transactions for which the ultimate tax outcome is uncertain. Additionally, Coors' income tax provision is based on calculations and assumptions that are subject to examination by many different tax authorities. Coors adjusts its income tax provision in the period it is probable that actual results will differ from Coors' estimates. Tax law and rate changes are reflected in the income tax provision in the period in which the changes are enacted.

Coors records a net deferred tax asset or tax liability based on the un-remitted earnings of Coors' UK subsidiary that are not permanently reinvested in accordance with APB 23. In conjunction with this calculation, Coors estimates associated earnings and profit adjustments, potential foreign tax credits and cumulative translation adjustments relating to the foreign exchange rates.

Coors does not provide deferred taxes on certain outside basis differences in CBL. This outside basis difference is permanent in duration under SFAS 109 because Coors does not intend to take any action that would result in recognizing the gain inherent in certain book-over-tax basis differences. As a result, differences between book and tax treatment of income statement items in Coors' UK business are treated as permanent. This treatment increases the volatility in Coors' effective tax rate.

Coors records a valuation allowance to reduce Coors' deferred tax assets to the amount that is more likely than not to be realized. While Coors considers future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event Coors were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period the determination was made. Likewise, should Coors determine that it would not be able to realize all or part of Coors' net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period the determination was made. Reductions to the valuation allowance related to the acquisition of CBL that relate to deferred taxes arising from that acquisition would reduce goodwill, unless the reduction was caused by a change in law, in which case the adjustment would impact earnings.

New Accounting Pronouncements

Variable Interest Entities

The FASB finalized *FASB Interpretation No. 46, Consolidation of Variable Interest Entities—An Interpretation of ARB51 (FIN 46)* in December 2003, making the new guidance applicable to Coors in the first quarter of 2004. FIN 46 expands the scope of ARB51 and can require consolidation of legal structures, called "variable interest entities (VIEs)." Once an entity is determined to be a VIE, the party with the controlling financial interest, the primary beneficiary, is required to consolidate it. Coors has investments in VIEs, of which Coors is the primary beneficiary. Accordingly, Coors has consolidated three joint ventures in its 2004 results, effective December 29, 2003, and financial position as of September 26, 2004. These include Rocky Mountain Metal Container (RMMC), Rocky Mountain Bottle Company (RMBC) and Grolsch UK Limited (Grolsch). The impacts to Coors' balance sheet as of September 26, 2004 included the addition of net fixed assets of RMMC and RMBC totaling

approximately $67 million, and RMMC debt of approximately $45 million. The most significant impact to Coors' cash flow statement for the thirty-nine weeks ended September 26, 2004, was to increase depreciation expense by approximately $9.5 million. The impact to Coors' income statement was to reduce Americas segment cost of goods sold, reclassify Europe segment costs out of cost of goods sold into marketing, general and administrative expense and to increase corporate interest expense in the quarter. Coors' partners' share of the operating results of the ventures is eliminated in the minority interest in net income of consolidated joint ventures line of the accompanying statement of income. Results of operations and financial position from prior periods were not restated as a result of the adoption of FIN 46.

Rocky Mountain Bottle Company. RMBC is a joint venture with Owens-Brockway Glass Container, Inc. (Owens) in which Coors holds a 50% interest. RMBC produces glass bottles at Coors' glass manufacturing facility for use at Coors' Golden brewery. Under this agreement, RMBC supplies Coors' bottle requirements, and Owens has a contract to supply the majority of Coors' bottle requirements not met by RMBC. In 2003, Coors' share of pre-tax joint venture profits for this venture, totaling $0.5 million and $6.8 million in the thirteen and thirty-nine weeks ended September 28, 2003, respectively, was included in cost of goods sold in Coors' Condensed Consolidated Statements of Income. RMBC is a non-taxable entity. Accordingly, income tax expense on the accompanying statements of income only includes taxes related to Coors' share of the joint venture income.

Rocky Mountain Metal Container. RMMC, a Colorado limited liability company, is a joint venture with Ball Corporation (Ball) in which Coors holds a 50% interest. Coors has a can and end supply agreement with RMMC. Under this agreement, RMMC supplies Coors with substantially all of the can and end requirements for Coors' Golden brewery. RMMC manufactures these cans and ends at Coors' manufacturing facilities, which RMMC is operating under a use and license agreement. In 2003, Coors' share of pre-tax joint venture profits (losses), totaling $(0.2) million and $0.2 million in the thirteen and thirty-nine weeks ended September 28, 2003, respectively, was included in cost of goods sold in Coors' Condensed Consolidated Statements of Income. RMMC is a non-taxable entity. Accordingly, income tax expense on the accompanying statements of income only includes taxes related to Coors' share of the joint venture income. Upon consolidation of RMMC, debt of approximately $45 million was added to Coors' balance sheet. As of September 26, 2004, this debt was non-recourse to Coors; however, the Company is in discussions with our lenders related to Coors extending a guarantee for the debt.

Grolsch. Grolsch is a joint venture between CBL and Royal Grolsch NV in which Coors holds a 49% interest. The Grolsch joint venture markets Grolsch® branded beer in the United Kingdom and the Republic of Ireland. The majority of the Grolsch branded beer is produced by CBL under a contract brewing arrangement with the joint venture. CBL and Royal Grolsch NV sell beer to the joint venture, which sells the beer back to CBL (for onward sale to customers) for a price equal to what it paid, plus a marketing and overhead charge and a profit margin. In 2003, Coors' share of pre-tax profits for this venture, totaling $1.6 million and $ 5.3 million in the thirteen and thirty-nine weeks ended September 28, 2003, respectively, was included in cost of goods sold in Coors' Condensed Consolidated Statements of Income. Grolsch is a taxable entity in the United Kingdom. Accordingly, income tax expense on Coors' historical annual financial statements attached to this document as Annex S include taxes related to the entire income of the venture. Upon consolidation, net fixed assets of approximately $4 million and net intangibles of approximately $20 million were added to Coors' balance sheet.

Equity Investments

Molson USA, LLC. In January 2001, Coors entered into a joint venture partnership agreement with Molson Inc. (Molson), and paid $65.0 million for a 49.9% interest in the joint venture. The joint venture, Molson USA, LLC, was formed to import, market, sell and distribute Molson's brands of beer in the United States. Coors accounts for this joint venture by using the equity method of accounting.

Coors recognizes its share of the joint venture results in the other income (expense), net, line in its Condensed Consolidated Statements of Income, given the immateriality of its results. Coors believes its maximum exposure to loss over the required ownership period to be $42 million. Coors has determined that, while Molson USA is a variable interest entity as defined by FIN 46, it is not the primary beneficiary of the entity.

Tradeteam. Tradeteam was formed in 1995 by CBL (then Bass Brewers Limited) and Exel Logistics. CBL has a 49.9% interest in this joint venture. The joint venture operates a system of satellite warehouses and a transportation fleet for deliveries between CBL breweries and customers. Tradeteam also delivers products for other UK brewers. Coors' share of pre-tax joint venture results has been included in the other income (expense), net, line of Coors' Condensed Consolidated Statements of Income given the immateriality of its results. Coors does not believe there is a significant exposure to loss in its current relationship over Coors' expected ownership period. Coors has determined that Tradeteam is not a variable interest entity as defined in FIN 46.

Majority-Owned, Non-Consolidated Equity Investment

Coors formed a partnership, Coors Canada, with Molson to market and sell Coors' products in Canada beginning in 1998. Coors and Molson have a 50.1% and 49.9% interest, respectively, in Coors Canada. Under the partnership agreement, Coors Canada is responsible for marketing Coors' products in Canada, while the partnership contracts with Molson for brewing, distribution and sales of these brands. In December 2000, the partnership and licensing agreements between Molson and Coors were extended for an indefinite period. Coors Canada receives an amount from Molson generally equal to net sales revenue generated from Coors' brands less production, distribution, sales and overhead costs related to these sales. Coors' share of pre-tax income from this partnership is included in net sales in its Condensed Consolidated Statements of Income. Coors does not believe that there is a significant exposure to loss in its current relationship over the expected ownership period. Although Coors believes Coors Canada is a variable interest entity, Coors has determined that it is not the primary beneficiary of the entity.

FASB Statement No. 132 Employers' Disclosures about Pensions and Other Postretirement Benefits (Revised 2003)

This standard revision was effective on January 1, 2004 and is reflected in Coors' financial statements included elsewhere in this document. While the standard does not change the accounting and measurement for pensions and other postretirement benefits, it does add new disclosures for the footnotes to the financial statements, including comparative information for prior periods presented. The disclosures are applicable to both pension and other postretirement plans. Key additional disclosures include:

- Plan assets by category.
- A narrative description of investment policies and strategies, including target allocation percentages.
- A narrative description of the basis used to determine the overall expected long-term rate-of-return on assets.
- Benefits expected to be paid in each of the next five years and the total for the five years thereafter.
- The employer's best estimate of the contributions expected to be made during the next fiscal year.

- Interim disclosures (in Form 10-Q) of net periodic benefit expense and significant revisions to employer contributions paid or expected to be paid.

SEC Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition

SAB 104 was released in December 2003. SAB 104 updates interpretative guidance in the codification of staff accounting bulletins to provide consistent accounting guidance on revenue recognition. Coors adopted SAB 104 in December 2003 with no impact to Coors' financial statements or Coors' financial reporting.

Related Party Transactions

Transactions with Management and Others. From time-to-time, Coors employs members of the Coors family, which collectively owns 100% of the Coors' Class A common stock. Hiring and placement decisions are made based upon merit, and compensation packages offered are commensurate with policies in place for all employees of the company.

Certain Business Relationships. Coors purchases a large portion of Coors' paperboard packaging requirements from GPC, a related party. Various Coors family trusts collectively own all of Coors' Class A common stock, approximately 30% of Coors' Class B common stock, and approximately 30% of GPC's common stock.

Coors' purchases under the GPC packaging agreement in 2003 totaled $106.4 million. Related accounts payable balances included in Affiliates Accounts Payable on the Consolidated Balance Sheets were $5.0 million and $0.8 million at December 28, 2003 and December 29, 2002, respectively.

Coors is also a limited partner in a real estate development partnership in which a subsidiary of GPC is the general partner. The partnership owns, develops, operates and sells certain real estate previously owned directly by Coors. Coors received no distributions from this partnership in 2003.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, Coors is exposed to fluctuations in interest rates, foreign currencies and the prices of production and packaging materials. Coors has established policies and procedures to govern the strategic management of these exposures through a variety of financial instruments. By policy, Coors does not enter into any contracts for the purpose of trading or speculation.

Coors' objective in managing its exposure to fluctuations in interest rates, foreign currency exchange rates and production and packaging materials prices is to decrease the volatility of its earnings and cash flows affected by potential changes in underlying rates and prices. To achieve this objective, Coors enters into foreign currency forward contracts, commodity swaps, interest rate swaps and cross currency swaps, the values of which change in the opposite direction of the anticipated cash flows. Coors' primary foreign currency exposures are British pound sterling (GBP), Canadian dollar (CAD) and Japanese yen (YEN).

Derivatives are either exchange-traded instruments, or over-the-counter agreements entered into with highly rated financial institutions. No losses on over-the-counter agreements due to counterparty credit issues are anticipated. All over-the-counter agreements are entered into with counterparties rated no lower than A (S&P) or A2 (Moody's). In some instances, Coors' counterparties and Coors have reciprocal collateralization agreements regarding fair value positions in excess of certain thresholds. These agreements call for the posting of collateral in the form of cash, treasury securities or letters of credit if a fair value loss position to Coors' counterparties or Coors exceeds a certain amount. At September 26, 2004, no collateral was posted by Coors' counterparties or Coors.

At September 26, 2004, Coors was a party to certain cross currency swaps totaling 530 million GBP (approximately $774 million at original prevailing foreign currency exchange rates). The swaps included an initial exchange of principal on May 7, 2002, and will require final principal exchange 10 years later. The swaps also call for an exchange of fixed GBP interest payments for fixed US dollar interest receipts. At the initial principal exchange, Coors paid US dollars to a counterparty and received GBP. Upon final exchange, Coors will provide GBP to the counterparty and receive US dollars. The cross currency swaps have been designated as cash flow hedges of the changes in value of the future GBP interest and principal receipts that results from changes in the US dollar to GBP exchange rates on an intercompany loan between two of its subsidiaries.

At September 26, 2004, Coors was a party to interest rate swap agreements related to its 6⅜% fixed rate debt. The interest rate swaps convert $201.2 million notional amount from fixed rates to floating rates and mature in 2012. Coors will receive fixed US dollar interest payments semi-annually at a rate of 6⅜% per annum and pay a rate to its counterparty based on a credit spread, plus the six-month LIBOR rate, thereby exchanging a fixed interest obligation for a floating rate obligation. There was no exchange of principal at the inception of the swaps. Coors designated the interest rate swaps as fair value hedges of the changes in the fair value of $201.2 million fixed-rate debt attributable to changes in the LIBOR swap rates.

Coors monitors foreign exchange risk, interest rate risk and related derivatives using two techniques: sensitivity analysis and Value-at-Risk. Its market-sensitive derivative and other financial instruments, as defined by the Securities and Exchange Commission (SEC), are foreign currency forward contracts, commodity swaps, interest rate swaps, and cross currency swaps.

Coors uses Value-at-Risk to monitor the foreign exchange and interest rate risk of its cross-currency swaps. The Value-at-Risk provides an estimate of the level of a one-day loss that may be equaled or exceeded due to changes in the fair value of these foreign exchange rate and interest rate-sensitive financial instruments. The type of Value-at-Risk model used to estimate the maximum potential one-day loss in the fair value is a variance/covariance method. The Value-at-Risk model assumes normal market conditions and a 95% confidence level. There are various modeling techniques that can be used to compute value at risk. The computations used to derive its values take into account various correlations between currency rates and interest rates. The correlations have been determined by observing foreign exchange currency market changes and interest rate changes over the most recent one-year period. Coors has excluded anticipated transactions, firm commitments, cash balances, and accounts receivable and payable denominated in foreign currencies from the Value-at-Risk calculation, some of which these instruments are intended to hedge.

The Value-at-Risk calculation is a statistical measure of risk exposure based on probabilities and is not intended to represent actual losses in fair value that Coors may incur. The calculated Value-at-Risk result does not represent the full extent of the possible loss that may occur. It attempts to represent the most likely measure of potential loss that may be experienced 95 times out of 100 due to adverse market events that may occur. Actual future gains and losses will differ from those estimated by Value-at-Risk because of changes or differences in market rates and interrelationships, hedging instruments, hedge percentages, timing and other factors.

The estimated maximum one-day loss in fair value on Coors' cross-currency swaps, derived using the Value-at-Risk model, was $9.8 million and $5.9 million at September 26, 2004, and December 28, 2003, respectively. Such a hypothetical loss in fair value is a combination of the foreign exchange and interest rate components of the cross currency swap. Value changes due to the foreign exchange component would be offset completely by increases in the value of Coors' inter-company loan, the underlying transaction being hedged. The hypothetical loss in fair value attributable to the interest rate component would be deferred until termination or maturity.

Details of Coors' other market-sensitive derivative and other financial instruments, including their fair values, are included in the table below. These instruments include foreign currencies, commodity swaps, interest rate swaps and cross-currency swaps.

	Notional principal amounts	Fair Value Positive (Negative)	Maturity
		(In thousands)	
September 26, 2004 (Unaudited)			
Foreign currency management			
Forwards	$ 28,853	$ (924)	10/04-12/05
Cross currency swap	773,800	(138,141)	5/12
Commodity pricing management			
Swaps	67,134	12,030	2/05-2/06
Interest rate pricing management			
Interest rate swap	201,200	11,889	5/12
Total		$(115,146)	
December 28, 2003			
Foreign currency management			
Forwards	$ 44,048	$ (1,382)	1/04-12/05
Cross currency swap	773,800	(138,684)	5/12
Commodity pricing management			
Swaps	92,468	9,638	2/04-2/06
Interest rate pricing management			
Interest rate swap	76,200	6,904	5/12
Total		$(123,524)	

Maturities of derivative financial instruments held on September 26, 2004, are as follows (in thousands):

2004	2005	2006 and thereafter	Total
$(328)	$10,364	$(125,182)	$(115,146)

A sensitivity analysis has been prepared to estimate Coors' exposure to market risk of interest rates, foreign exchange rates and commodity prices. The sensitivity analysis reflects the impact of a hypothetical 10% adverse change in the applicable market interest rates, foreign exchange rates and commodity prices. The volatility of the applicable rates and prices are dependent on many factors that cannot be forecast with reliable accuracy. Therefore, actual changes in fair values could differ significantly from the results presented in the table below.

The following table presents the results of the sensitivity analysis of Coors' derivative and debt portfolio (In millions):

	As of	
	September 26, 2004	December 28, 2003
Estimated Fair Value Volatility	(Unaudited)	
Foreign currency risk:		
Forwards, swaps	$ (3.3)	$ (5.0)
Interest rate risk:		
Debt, swaps	$(31.0)	$(32.4)
Commodity price risk:		
Swaps	$ (7.9)	$(10.2)

Properties

Coors' major properties are:

Facility	Location	Character
Americas		
Brewery/packing plants	Golden, CO Memphis, TN Tecate, Mexico	Malt beverages/packaged malt beverages
Packaging plant	Elkton, VA (Shenandoah Valley)	Packaged malt beverages
Can and end plant	Golden, CO	Aluminum cans and ends
Bottle plant	Wheat Ridge, CO	Glass bottles
Distributor locations	Meridian, ID Glenwood Springs, CO Denver, CO	Wholesale beer distribution
Nine satellite warehouses	Throughout the United States	Distribution centers
Europe		
Brewery/packaging plants	Burton-on-Trent Staffordshire Tadcaster Brewery, Yorkshire Alton Brewery, Hampshire	Malt and spirit-based beverages/packaged malt beverages
Distribution warehouse	Burton-on-Trent, Staffordshire	Distribution Center

Coors believes its facilities are well maintained and suitable for their respective operations. Coors' operating facilities are not constrained by capacity issues. Coors' satellite warehouses are owned and operated by third parties.

Legal Proceedings

Coors is involved in certain disputes and legal actions arising in the ordinary course of its business. While it is not feasible to predict or determine the outcome of these proceedings, in Coors' opinion, based on a review with legal counsel, none of these disputes and legal actions is expected to have a material impact on Coors' consolidated financial or other position, results of operations or cash flows. However, litigation is subject to inherent uncertainties, and an adverse result in these matters, including the advertising practices case described below, could arise that may harm Coors' business.

Coors and many other brewers and distilled spirits manufacturers have been sued in several courts regarding advertising practices and underage consumption. The suits have all been brought by the same law firm and allege that each defendant intentionally marketed its products to "children and other underage consumers." In essence, each suit seeks, on behalf of an undefined class of parents and guardians, an injunction and unspecified money damages. Coors will vigorously defend this litigation, and it is not possible at this time to estimate the possible loss or range of loss, if any, in these lawsuits.

Equity Compensation Plan Information

The following table summarizes information about the 1990 Adolph Coors Equity Incentive Plan (the "EI Plan"), the Coors 1995 Supplemental Compensation Plan, and the Equity Compensation Plan

for Non-Employee Directors as of December 28, 2003. All outstanding awards shown in the table below relate to Coors Class B common stock.

Plan Category	A Number of securities to be issued upon exercise of outstanding options, warrants and rights	B Weighted-average exercise price of outstanding options, warrants and rights	C Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by securityholders	6,586,779(1)	$54.75(1)	2,679,019(1)
Equity compensation plans not approved by securityholders	None	None	None

(1) Coors may issue securities under its equity compensation plan in forms other than options, warrants or rights. Under the EI Plan, Coors may issue Restricted Stock Awards, as that term is defined in the EI Plan.

As of December 28, 2003, there were 26,750 restricted shares outstanding. These include shares with respect to which restrictions on ownership (i.e., vesting periods) will lapse within one to three years from the date of issue.

On May 31, 2003, Coors granted options for a total of 10,000 shares of its non-voting Class B common stock to its five non-employee members of the board of directors, under the Equity Compensation Plan for Non-Employee Directors. These options were issued as a component of the directors' annual compensation. See "—Security Ownership of Certain Beneficial Owners, Directors and Management". The options were issued at an exercise price of $54.68 per share, and are exercisable for a period of ten years commencing on the earlier of the one year anniversary of the date of grant or the next annual shareholders meeting following the date of grant, provided that the director is still serving as a Coors director on the date.

Directors and Officers

Coors' directors and executive officers and their ages as of • , 2004 are as follows. All officers hold equivalent titles in Coors and Coors Brewing Company unless otherwise noted:

Name	Age	Position
Peter H. Coors	57	Chairman
W. Leo Kiely III	57	Director, President and Chief Executive Officer
Charles M. Herington	44	Director
Franklin W. Hobbs	57	Director
Randall Oliphant	45	Director
Pamela Patsley	47	Director
Wayne Sanders	57	Director
Dr. Albert C. Yates	62	Director
David G. Barnes	42	Vice President, Finance and Chief Financial Officer, Coors U.S., (Coors Brewing Company)
Michael J. Gannon	39	Vice President, Treasurer
Peter M.R. Kendall	57	Chief Executive Officer, Coors Brewers Limited
Robert D. Klugman	56	Vice President Worldwide and Chief Strategy Officer, Global
Robert M. Reese	54	Vice President and Chief Legal Officer, Global
Mara Swan	44	Vice President and Chief People Officer, Global
Peter Swinburn	51	President of Coors Brewing Worldwide
Ronald A. Tryggestad	48	Vice President and Controller
Timothy V. Wolf	51	Vice President and Chief Financial Officer of Coors, Global

Audit Committee

The audit committee of the Coors board of directors is composed of a minimum of three directors who are independent as required by the listings standards of the New York Stock Exchange (the "NYSE"). For 2003, the audit committee consisted of Pamela H. Patsley, Wayne R. Sanders and Franklin Hobbs. The board of directors determined in 2003 that Ms. Patsley, Mr. Hobbs and Mr. Sanders each are "audit committee financial experts" as defined by the SEC regulations implementing Section 407 of the Sarbanes-Oxley Act of 2002. The board of directors has determined that each are "independent" as defined by current listing standards of the NYSE.

Executive Compensation

Options to Purchase Securities

The following table sets out certain information with respect to options to purchase securities of Coors which are outstanding as of the record date.

Holder of Option	Number of Optionees	Number of Securities Under Option	Purchase Price of Securities Under Option (U.S.$)	Expiration Date of Option	Market Value of Securities Under Option on Date of Grant	Current Market Value of Securities Under Option (1)
Directors and Executive Officers of Coors	•	•	$ •	•	$ •	$ •
Other Employees	•	•	$ •	•	$ •	$ •

(1) Based upon the closing price of shares of Coors Class B common stock on the New York Stock Exchange as of the record date.

Executive Officer Compensation

The following table shows, as to the chief executive officer and each of the four other most highly compensated executive officers during 2003, information concerning compensation for services to Coors in all capacities during the past three fiscal years.

	Annual Compensation				Long-Term Compensation			
					Awards	Payouts		
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Comp ($)	Restricted Stock ($)	Securities Underlying Options (#)(2)	LTIP Payouts ($)	All Other Comp. ($)(3)
W. Leo Kiely III,	2003	800,000	281,250	0	0	150,000	0	129,353
President & CEO of Adolph Coors Company,	2002	755,194	678,085	0	0	120,000	0	136,734
President & CEO of Coors Brewing Company	2001	686,456	407,423	0	0	120,000	0	57,139
Peter H. Coors,	2003	771,000	222,750	0	0	125,000	0	58,171
Chairman of Adolph Coors Company & Coors	2002	760,500	546,242	0	0	125,000	0	83,173
Brewing Company	2001	760,500	452,272	0	0	125,000	0	78,699
Timothy V. Wolf,	2003	419,500	163,522	0	0	40,000	0	27,410
VP and CFO of Adolph Coors Company, CFO	2002	395,167	236,138	0	0	30,000	0	37,755
(global) of Coors Brewing Company	2001	371,000	163,899	0	0	20,000	0	11,835
Peter M. R. Kendall,	2003	396,840	123,727	182,000	0	40,000	0	230,277
CEO of Coors Brewers Limited	2002	374,713	218,548	0	0	40,000	0	217,915
	2001	358,280	133,647	0	0	25,000	0	30,171
Robert M. Reese,	2003	357,700	121,925	0	0	20,000		41,056
VP and Chief Legal Officer of Adolph Coors	2002	341,349	160,888	0	0	40,000	0	154,639
Company, Chief Legal Officer (global) of Coors	2001	0	0	0	0	0	0	0
Brewing Company							0	

(1) Amounts awarded under the Coors Brewing Company Incentive Plan.

(2) See discussion under Item 11, Part II, for options issued in 2003.

(3) The amounts shown in this column are primarily attributable to the officer life insurance other than group life and bonus amounts unrelated to the annual Coors Brewing Company Incentive Plan shown in the Bonus column.

Coors provides term officer life insurance for all the named active executives. The officer's life insurance provides six times the executive base salary until retirement when the benefit terminates. The 2003 annual premium benefit for each executive was: W. Leo Kiely III, $65,390; Peter H. Coors, $17,534; Timothy V. Wolf, $5,993; Peter M. R. Kendall, $19,091 and Robert M. Reese, $6,669.

Peter M. R. Kendall received $371,605 as part of a benefits package Coors gave him due to his international assignment in 2003. Robert M. Reese received a $100,000 signing bonus upon starting with the company in 2002. These dollar amounts are included in "other compensation" above in those years.

In response to Code Section 162 of the Revenue Reconciliation Act of 1993, Coors appointed a special compensation committee of the board to approve and monitor performance criteria in certain performance-based executive compensation plans for 2002.

Stock Option Grants and Exercises

The following tables set forth, for the executive officers named in the Coors summary compensation table, the stock options granted under Coors' stock option plans and the options exercised by those executive officers during fiscal 2003.

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at assumed rates of stock price appreciation for option term	
Name	Number of Securities Underlying Options Granted (#)(1)	% of total options granted to employees in fiscal year	Exercise or base price ($/Share)	Expiration date	5%	10%
W. Leo Kiely III	150,000	7.84%	$49.015	02/13/2013	$4,623,791	$11,717,593
Peter H. Coors	125,000	6.53%	$49.015	02/13/2013	$3,853,159	$ 9,764,661
Timothy V. Wolf	40,000	2.09%	$49.015	02/13/2013	$1,233,011	$ 3,124,691
Peter M. R. Kendall	40,000	2.09%	$49.015	02/13/2013	$1,233,011	$ 3,124,691
Robert M. Reese	20,000	1.04%	$49.015	02/13/2013	$ 616,505	$ 1,562,346

(1) Grants vest one-third in each of the three successive years after the date of grant. As of December 30, 2003, no 2003 grants were vested because of the one-year vesting requirement; however, they will vest 33⅓% on the one-year anniversary of the grant dates.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year End (FY-End) Option/SAR Value

	Individual Grants		Number of Securities Underlying Unsecured Options of FY-End		Value of Unexercisable in-the-money options at FY-End	
Name	Shares Acquired on Exercise (#)	Value Realized(1)	Exercisable	Unexercisable	Exercisable	Unexercisable
W. Leo Kiely III	15,251	$486,841	397,005	270,000	$2,961,845	$1,073,050
Peter H. Coors	—	—	430,128	250,002	$3,301,420	$ 896,042
Timothy V. Wolf	—	—	91,664	75,003	$ 209,280	$ 286,733
Peter M. R. Kendall	—	—	104,226	66,669	$ 604,096	$ 286,000
Robert M. Reese	—	—	13,332	46,668	$ 23,964	$ 189,836

(1) Values stated are the bargain element realized in 2003, which is the difference between the option price and the market price at the time of exercise.

Pension Plan Table

The following table sets forth annual retirement benefits for representative years of service and average annual earnings.

Average Annual Compensation	Years of Service			
	10	20	30	40
$125,000	$ 25,000	$ 50,000	$ 75,000	$100,000
150,000	30,000	60,000	90,000	120,000
175,000	35,000	70,000	105,000	140,000
200,000(1)	40,000	80,000	120,000	160,000
225,000(1)	45,000	90,000	135,000	180,000(1)
250,000(1)	50,000	100,000	150,000	200,000(1)
275,000(1)	55,000	110,000	165,000(1)	220,000(1)
300,000(1)	60,000	120,000	180,000(1)	240,000(1)
325,000(1)	65,000	130,000	195,000(1)	260,000(1)
350,000(1)	70,000	140,000	210,000(1)	280,000(1)
375,000(1)	75,000	150,000	225,000(1)	300,000(1)
400,000(1)	80,000	160,000	240,000(1)	320,000(1)
425,000(1)	85,000	170,000(1)	255,000(1)	340,000(1)
450,000(1)	90,000	180,000(1)	270,000(1)	360,000(1)
475,000(1)	95,000	190,000(1)	285,000(1)	380,000(1)
500,000(1)	100,000	200,000(1)	300,000(1)	400,000(1)
525,000(1)	105,000	210,000(1)	315,000(1)	420,000(1)
550,000(1)	110,000	220,000(1)	330,000(1)	440,000(1)
575,000(1)	115,000	230,000(1)	345,000(1)	460,000(1)
600,000(1)	120,000	240,000(1)	360,000(1)	480,000(1)

(1) Maximum permissible benefit under ERISA from the qualified retirement income plan for 2003 was $160,000. Annual compensation exceeding $200,000 is not considered in computing the maximum permissible benefit under the qualified plan. Coors has a non-qualified supplemental retirement plan to provide full accrued benefits to all employees in excess of Internal Revenue Service maximums.

Annual compensation covered by the qualified and non-qualified retirement plans and credited years of service for the named executive officers in fiscal year 2003 are as follows: W. Leo Kiely III, $782,000 and 10 years; Peter H. Coors, $753,000 and 32 years; Timothy V. Wolf, $419,500 and 9 years; Peter M. R. Kendall, $396,840 and 6 years; and Robert M. Reese, $357,700 and 2 years.

Coors' principal retirement income plan is a defined benefit plan. The amount of contribution for officers is not included in the above table since total plan contributions cannot be readily allocated to individual employees. Covered compensation is defined as the total base salary (average of three highest consecutive years out of the last 10) of employees participating in the plan, including commissions but excluding bonuses and overtime pay. Compensation also includes amounts deferred by the individual under Internal Revenue Code Section 401(k) and any amounts deferred into a plan under Internal Revenue Code Section 125. Normal retirement age under the plan is 65. An employee with at least 5 years of vesting service may retire as early as age 55. Benefits are reduced for early retirement based on an employee's age and years of service at retirement; however, benefits are not reduced if (1) the employee is at least age 62 when payments commence; or (2) the employee's age plus years of service equal at least 85 and the employee has worked for Coors at least 25 years and has reached the age of 55. The amount of pension actuarially accrued under the pension formula is based on a single life annuity.

In addition to the annual benefit from the qualified retirement plan, Peter H. Coors is covered by a salary continuation agreement. This agreement provides for a lump sum cash payment to the officer upon normal retirement in an amount actuarially equivalent in value to 30% of the officer's last annual base salary, payable for the remainder of the officer's life, but not less than 10 years. The interest rate used in calculating the lump sum is determined using 80% of the annual average yield of the 10-year Treasury constant maturities for the month preceding the month of retirement. Using 2003 eligible salary amounts as representative of the last annual base salary, the estimated lump sum amount for Peter H. Coors would be based upon an annual benefit of $225,900, paid upon normal retirement.

Executive Compensation Report of the Compensation and Human Resources Committee

The report reproduced below was provided to the Coors board of directors for inclusion in the Coors Annual Report on Form 10-K, filed March 12, 2004. For purposes of this section entitled "Executive Compensation Report of the Compensation and Human Resources Committee" only, the terms "our" and "the Company" refer to Coors and the term "we" refers to the compensation and human resources committee.

The Compensation and Human Resources Committee has the responsibility of making recommendations and providing assistance to the Board of Directors on compensation and benefit programs for the Company's employee and non-employee directors, officers and employees.

Compensation Philosophy

The Committee adheres to several guiding principles in carrying out its responsibilities:

Total compensation should reward individual, team and corporate performance and provide incentive for enhancement of shareholder value. Variable pay awards (short- and long-term) will correlate closely (up and down) with business and individual performance.

Our total reward package encompasses base and variable pay, equity programs, benefits and personal growth. The Company provides a base salary that will maintain its competitive market position. The Company offers an annual incentive opportunity that aligns corporate growth objectives and performance with individual achievements. Performance measurement reflects calculated achievement levels and fact-based judgment. The relative emphasis of each are set by local management.

At more senior levels of leadership, focus is on a combination of short and long-term performance. Over time, top performers should receive above average compensation and above median variable pay commensurate with Company results.

Along with our culture and other management systems, equity rewards will help us drive value-added performance for the Company, business units, and individuals. Equity will be used to align employees and our shareholders and will be focused on those individuals with the greatest ability to impact results.

The Committee considers several factors when determining compensation for executive officers:

Overall Company Performance

In addition to its current knowledge of Company operations through participation at regular Board meetings, the Committee reviews the Company score card, which includes such items as annual sales, cost of goods sold, earnings, cash flow per share growth, debt reduction goals, market share gains, progress toward long-term objectives, and various qualitative factors relating to Company performance. There is no set weighting of these variables as applied to individual executive positions. Each year, management sets specific performance targets for the Company and certain business units for each of

the categories set forth above. In addition, certain business units have specific targets in addition to overall Company performance that are a factor in rating the performance of the executive officers and other management personnel responsible for those units. These targets generally provide ranges below which no bonus compensation will be paid, and ranges for which incentive compensation will be paid, but which will vary depending on the level of performance within those ranges. The committee reviews the performance targets annually, makes recommendations, and determines whether to approve management's targets and recommended salary and bonus levels.

Individual Performance

The Committee considers, in addition to business results, the executive's achievement of various other managerial objectives and personal development goals.

Competitive Compensation

Management benchmarks executives against companies with similar revenues, as well as against companies in similar industries.

Salary

The Company does not have an employment agreement with Mr. Peter Coors, Mr. Leo Kiely or any of its other executive officers, except for certain arrangements in the event of a change of control of the Company. In setting base salaries the Committee generally considers the overall financial performance of the Company as well as external and internal pay equity. Actual salary determination is subjective. We believe Mr. Kiely's compensation is conservative relative to the market for CEOs in the comparable group of companies.

Salaries for other executive officers were targeted at market level in line with our overall compensation philosophy.

Bonus

The Company pays incentive (bonus) compensation to all of its officers and most employees, except certain employees under collective bargaining agreements, in accordance with prescribed plans. The plans are reviewed and approved by the Committee annually. These Plans authorize payment of cash bonuses to participants based on a pre-established range of Company or business unit performance goals for designated performance periods. The incentive amount is calculated based on a percentage of the participant's salary, depending on grade level and position, and is divided into individual and company-based components. Mr. Kiely's bonus is based 75% on Company performance and 25% on achievement of debt paydown targets. Bonuses for higher ranked employees are weighted more in favor of Company performance and less individual performance. In addition, performance in some cases may include targets not totally within the control of the participant in order to incorporate cross-functional goals.

In February 2004, the Committee certified the 2003 results against established performance goals and approved individual bonuses for all executive officers and employees who participate in the incentive plans. However, no bonus was paid for the Company performance portion of the formula because the Company did not meet its performance targets. This resulted in lower total bonus payments.

Long-Term Incentives

Stock option and restricted share awards are the Company's current long-term incentives. Stock option awards are made to approximately 573 middle and upper level managers, including Mr. Kiely

and the other executive officers. The number of options granted is a fixed number based on job level and market total compensation. Options normally vest over three years, one-third on each anniversary date of the grant.

In 2003, the Committee granted Mr. Kiely options for 150,000 shares under the 1990 Equity Incentive Stock Plan.

Policy on Deductibility of Compensation Expenses

The Company is not allowed a deduction for certain compensation paid to certain executive officers in excess of $1 million, except to the extent such excess constitutes performance-based compensation. The Committee considers its primary goal to be the design of compensation strategies that further the best interests of the Company and its shareholders. To the extent they are not inconsistent with that goal, the Committee will attempt where practical to use compensation policies and programs that preserve the deductibility of compensation expenses.

Submitted by the Compensation And Human Resources Committee:

Albert C. Yates, Chairman
Charles M. Herington
Franklin W. Hobbs

Security Ownership of Certain Beneficial Owners, Directors and Management

As of August 24, 2004, descendants of the late Adolph Coors, and trusts established for their benefit, beneficially owned directly or indirectly a total of 1,260,000 shares of Coors Class A common stock, which constituted all of the outstanding Coors Class A common stock and a total of 12,232,994 shares of Class B common stock, which constituted approximately 33.8% of the outstanding Coors Class B common stock. Peter H. Coors is the only descendant of the late Adolph Coors who holds options to acquire an additional 555,128 shares of Coors Class B common stock that are exercisable on or within 60 days of the record date. The following table sets forth as of August 24, 2004, information relating to the beneficial ownership of Coors common stock by:

- each person known by Coors to be the beneficial owner of more than five percent (5%) of the outstanding shares of Coors common stock;
- each director;
- each of the executive officers named in the Coors summary compensation table; and
- all directors and executive officers as a group.

Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership			
	Number of Shares of Coors Class A Common Stock(3)	Percent of Class(2)	Number of Shares of Coors Class B Common Stock(3)	Percent of Class(2)
Adolph Coors, Jr. Trust, William K. Coors, Jeffrey H. Coors, Peter H. Coors, J. Bradford Coors and Melissa E. Coors, trustees	1,260,000(3)	100%	1,470,000(4)	4.07%
Keystone Financing LLC	0	0%	9,252,994(5)	25.61%
Peter H. Coors	0	0%	694,302(6)	1.9%
W. Leo Kiely III	0	0%	529,392(7)	1.5%
Charles M. Herington	0	0%	3,245(8)(12)	*
Franklin W. Hobbs	0	0%	3,278(12)(13)	*
Randall Oliphant	0	0%	2,000(12)(14)	*
Pamela H. Patsley	0	0%	5,372(12)(13)	*
Wayne R. Sanders	0	0%	9,106(12)(13)	*
Albert C. Yates	0	0%	4,345(12)(13)	*
Peter M.R. Kendall	0	0%	126,707(9)	*
Robert M. Reese	0	0%	37,333(10)	*
Timothy V. Wolf	0	0%	130,669(11)	*
Southeastern Asset Management, Inc.(15)	0	0%	3,952,700	10.94%
All directors and executive officers as a group, including persons named above (17 persons)	0	0%	1,820,043	5%

* Less than 1%.

(1) Except as otherwise noted, the business address for the persons listed in this table is Adolph Coors Company, 311 10th Street, Golden, Colorado 80401, except for the Adolph Coors, Jr., Trust and Keystone Financing LLC. Adolph Coors, Jr., Trust's address is 311 10th Street, VR 900, Golden, CO 80401. Keystone Financing LLC's address is 311 10th Street, VR 900, Golden, CO 80401.

(2) Except as set forth above and based solely upon reports of beneficial ownership required to be filed with the Securities and Exchange Commission under Rule 13d-1 under the Securities Exchange Act of 1934, as amended, Coors does not believe that any other person beneficially owned, as of August 24, 2004, greater than 5% of the outstanding Colorado Class A Stock or Colorado Class B Stock.

(3) Unless otherwise noted, the indicated owner has sole voting power and sole investment power.

(4) Peter H. Coors disclaims beneficial ownership of the shares held by the Adolph Coors, Jr. Trust.

(5) Keystone is a Delaware limited liability company whose members consist of various Coors family trusts and family members, including the Adolph Coors, Jr. Trust. Keystone is a manager-managed company, of which William Coors and Jeffrey Coors are the sole managers.

(6) This number does not include 1,260,000 shares of Coors Class A common stock or 1,470,000 shares of Coors Class B common stock owned by the Adolph Coors, Jr. Trust, as to all of which Peter H. Coors disclaims beneficial ownership. This number does include 532 shares held in the name of Peter H. Coors' wife, as to which he disclaims beneficial ownership. This number includes options to purchase 555,128 shares of Coors Class B common stock. If Peter H. Coors were to be attributed beneficial ownership of the shares held by these trusts, he would beneficially own 100% of Coors Class A common stock and 2,651,402 shares of Coors Class B common stock, or 7.3%.

(7) This number included options currently exercisable or exercisable within 60 days to purchase 517,005 shares of Coors Class B common stock.

(8) This number includes options to purchase 2,250 shares of Coors Class B common stock. These options were issued under Coors' 1991 Equity Compensation Plan for Non-Employee directors. Vesting in the options occurs at the end of the one-year term for outside directors.

(9) This number includes currently exercisable options to purchase 126,667 shares of Coors Class B common stock.

(10) This number includes currently exercisable options to purchase 33,333 shares of Coors Class B common stock.

(11) This number includes options to purchase 128,227 shares of Coors Class B common stock currently exercisable.

(12) This number does not include an additional 2,000 options not currently exerciseable within the next 60 days. These options were issued under Coors' 1991 Equity Compensation Plan for Non-Employee directors. Vesting in the options occurs one year from the date of issuance at the end of the one-year term for outside directors.

(13) This number includes options to purchase 3,000 shares of Coors Class B common stock. These options were issued under Coors' 1991 Equity Compensation Plan for Non-Employee directors. Vesting in the options occurs at the end of the one-year term for outside directors.

(14) This number includes options to purchase 1,000 shares of Coors Class B common stock. These options were issued under Coors' 1991 Equity Compensation Plan for Non-Employee directors. Vesting in the options occurs at the end of the one-year term for outside directors.

(15) Southeastern Asset Management, Inc. is a registered investment advisor, unaffiliated with Coors or the Coors family. It does not own directly or indirectly any of the shares, all of which are owned by its investment advisory clients. Its address is 6410 Poplar Ave., Suite 900, Memphis, TN 38119.

Description of the Molson Coors Capital Stock

General

As of the date of this document, Coors is authorized to issue 1,260,000 shares of Class A common stock, 200,000,000 shares of Class B common stock and 25,000,000 shares of preferred stock. At the completion of the merger transaction, Coors' certificate of incorporation will be amended, among other things, to change the name of the company to "Molson Coors Brewing Company" and to provide for an increase in the number of authorized shares of Molson Coors Class A common stock from 1,260,000 to 500,000,000 and an increase in the number of authorized shares of Molson Coors Class B common stock from 200,000,000 to 500,000,000. Coors' certificate of incorporation will also be amended to provide for the authorization of two new classes of stock, special Class A voting stock and special Class B voting stock, through which holders of Class A exchangeable shares and Class B exchangeable shares, respectively, issued under the arrangement, will exercise their voting rights with respect to Molson Coors as further described in this document.

As of • , 2004, there were 1,260,000 shares of Coors Class A common stock, • shares of Coors Class B common stock, and no shares of Coors preferred stock outstanding.

The following summary description of all of the material terms of the capital stock of Molson Coors following the completion of the merger transaction does not purport to be complete and you should read the certificate of incorporation and bylaws of Molson Coors to be in effect as of the completion of the merger transaction and Delaware law in conjunction with this summary description. If you would like more information on the common stock, preferred stock or special voting stock of Molson Coors, you should review the certificate of incorporation and bylaws of Molson Coors to be in effect as of the completion of the merger transaction, which are attached to this document as Annexes G and H, respectively.

Molson Coors Class A Common Stock

Subject to the rights of the holders of any series of preferred stock, holders of Molson Coors Class A common stock will be entitled to receive, from legally available funds, dividends when and as declared by the board of directors of Molson Coors, except that so long as any shares of Molson Coors Class B common stock are outstanding, no dividend will be declared or paid on the Molson Coors Class A common stock unless at the same time a dividend in an amount per share (or number per share, in the case of a dividend paid in the form of shares) equal to the dividend declared or paid on the Molson Coors Class A common stock is declared or paid on the Molson Coors Class B common stock.

Except in the limited circumstances provided in the certificate of incorporation, including the right of the holders of the Molson Coors Class B common stock and special Class B voting stock, voting together as a single class, to elect three directors to the Molson Coors board of directors, the right to vote for all purposes will be vested exclusively in the holders of the Molson Coors Class A common stock and special Class A voting stock, voting together as a single class. The holders of Molson Coors Class A common stock will be entitled to one vote for each share held, without the right to cumulate votes for the election of directors.

The Molson Coors' certificate of incorporation will require an affirmative vote of a majority of the votes entitled to be cast by the holders of the Molson Coors Class A common stock and special Class A voting stock, voting together as a single class, prior to the taking of certain actions, including:

- the issuance of any shares of Molson Coors Class A common stock or securities convertible into Class A common stock (other than upon the conversion of Molson Coors Class B common stock under circumstances provided in the certificate of incorporation or the exchange or redemption of Class A exchangeable shares in accordance with the terms of those exchangeable shares) or

securities (other than Molson Coors Class B common stock) convertible into or exercisable for Molson Coors Class A common stock;

- the issuance of shares of Molson Coors Class B common stock (other than upon the conversion of Molson Coors Class A common stock under circumstances provided in the certificate of incorporation or the exchange or redemption of Class B exchangeable shares in accordance with the terms of those exchangeable shares) or securities (other than Molson Coors Class A common stock) that are convertible into or exercisable for Molson Coors Class B common stock, if the number of shares to be issued is equal to or greater than 20% of the number of outstanding shares of Molson Coors Class B common stock;
- the issuance of any preferred stock having voting rights other than those expressly required by Delaware law;
- the sale, transfer or other disposition of any capital stock (or securities convertible into or exchangeable for capital stock) of Molson or Coors Brewing Company or any of their respective successors to third parties;
- the sale, transfer or other disposition of all or substantially all of the assets of Molson or Coors Brewing Company or any of their respective successors; and
- any decrease in the number of members of the Molson Coors board of directors to a number below 15.

The Molson Coors certificate of incorporation will also provide that any director may be removed (i) with cause by a vote of the holders of a majority of the total votes entitled to be cast by the holders of all classes of stock of Molson Coors entitled to vote at an election of directors, voting together as a single class and (ii) without cause by a vote of the holders of a majority of the total votes entitled to be cast by the holders of the class or classes of stock which elected that director.

The Class A common stock will be convertible as described under "—Common Stock Conversion Rights" beginning on page 283.

If Molson Coors liquidates, dissolves or winds up its affairs, the holders of Molson Coors Class A common stock, together with the holders of the Molson Coors Class B common stock, will be entitled to receive, after Molson Coors' creditors have been paid and the holders of any then outstanding series of preferred stock have received their liquidation preferences, all of the remaining assets of Molson Coors in proportion to their share holdings. Holders of Molson Coors Class A common stock will not have pre-emptive rights to acquire any securities of Molson Coors. The outstanding shares of Molson Coors Class A common stock will be fully paid and non-assessable. Application will be made to list the outstanding shares of Molson Coors Class A common stock on the New York Stock Exchange and the Toronto Stock Exchange.

Molson Coors Class B Common Stock

Subject to the rights of the holders of any series of preferred stock, holders of Molson Coors Class B common stock will be entitled to receive, from legally available funds, dividends when and as declared by the board of directors of Molson Coors, except that so long as any shares of Molson Coors Class B common stock are outstanding, no dividend will be declared or paid on the Molson Coors Class A common stock unless at the same time a dividend in an amount per share (or number per share, in the case of a dividend paid in the form of shares) equal to the dividend declared or paid on the Molson Coors Class A common stock is declared or paid on the Molson Coors Class B common stock.

The Molson Coors certificate of incorporation will provide the holders of Molson Coors Class B common stock and special Class B voting stock, voting together as a single class, the right to elect three

directors to the Molson Coors board of directors. In addition, the holders of Molson Coors Class B common stock and special Class B voting stock, voting together as a single class, will have the right to vote on specified transactional actions as described in "Governance and Management of Molson Coors—Other Governance Matters—Stockholder Voting Rights" beginning on page 133. Except in the limited circumstances provided in the certificate of incorporation, the right to vote for all other purposes will be vested exclusively in the holders of the Molson Coors Class A common stock and special Class A voting stock, voting together as a single class. The holders of Molson Coors Class B common stock will be entitled to one vote for each share held with respect to each matter on which holders of the Molson Coors Class B common stock are entitled to vote, without the right to cumulate votes for the election of directors.

The Molson Coors certificate of incorporation will also provide that any director may be removed (i) with cause by a vote of the holders of a majority of the total votes entitled to be cast by the holders of all classes of stock of Molson Coors entitled to vote at an election of directors, voting together as a single class and (ii) without cause by a vote of the holders of a majority of the total votes entitled to be cast by the holders of the class or classes of stock which elected that director.

The Class B common stock will be convertible as described under "—Common Stock Conversion Rights" on page 283.

If Molson Coors liquidates, dissolves or winds up its affairs, the holders of the Molson Coors Class B common stock, together with the holders of the Molson Coors Class A common stock, will be entitled to receive, after Molson Coors' creditors have been paid and the holders of any then outstanding series of preferred stock have received their liquidation preferences, all of the remaining assets of Molson Coors in proportion to their share holdings. Holders of Molson Coors Class B common stock will not have pre-emptive rights to acquire any securities of Molson Coors. The outstanding shares of Molson Coors Class B common stock will be fully paid and non-assessable. Application will be made to list the outstanding shares of Molson Coors Class B common stock on the New York Stock Exchange and the Toronto Stock Exchange.

Special Class A Voting Stock and Special Class B Voting Stock

No dividends will be paid on the special Class A voting stock or special Class B voting stock, although the holders of the corresponding exchangeable shares will have the right to receive dividends equivalent to the dividends received by the holders of corresponding classes of Molson Coors common stock as described under "Information Concerning Molson Coors Exchangeco—Description of Exchangeable Shares of Molson Coors Exchangeco". The trustee holder of the special Class A voting stock and the special Class B voting stock will not be entitled to receive any dividends or other distributions or to receive or participate in any distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of Molson Coors.

The trustee holder of the special Class A voting stock and the special Class B voting stock will have the right to cast a number of votes equal to the number of then outstanding Class A exchangeable shares and Class B exchangeable shares, respectively, but will only cast a number of votes equal to the number of Class A exchangeable shares and Class B exchangeable shares, respectively (other than Molson Coors and its affiliates) as to which it has received voting instructions from the owners of record of those Class A exchangeable shares and Class B exchangeable shares, respectively (other than Molson Coors and its affiliates), on the relevant record date. The trustee holder of the special Class A voting stock and special Class B voting stock will vote with holders of the Molson Coors Class A common stock and the Class B common stock, respectively, in each case as a single class.

The trustee holder of the special Class A voting stock and special Class B voting stock will not have pre-emptive rights to acquire any securities of Molson Coors. The outstanding shares of special

Class A voting stock and special Class B voting stock will be fully paid and non-assessable and will not be listed on any stock exchange.

Common Stock Conversion Rights

Conversion from Class A to Class B

The Molson Coors certificate of incorporation will provide for the right of holders of Molson Coors Class A common stock to convert their stock into Molson Coors Class B common stock on a one-for-one basis at any time.

"Coattail" Conversion Rights

The Molson Coors certificate of incorporation will also include a "coattail" provision to provide protection to holders of Molson Coors Class B common stock and Class B exchangeable shares in the case of a proposed tender offer or take-over bid for the Molson Coors Class A common stock.

Subject to conditions described below, if an "exclusionary offer" is made for shares of Molson Coors Class A common stock, each outstanding share of Molson Coors Class B common stock will be convertible into one share of Molson Coors Class A common stock at the option of the holder during the period of time commencing on the eighth day after the date on which an exclusionary offer is made and ending on the last date upon which holders of shares of Molson Coors Class A common stock may accept the exclusionary offer.

Exclusionary Offer. An "exclusionary offer" is an offer to purchase shares of Molson Coors Class A common stock that:

- (A) must, by reason of applicable securities laws or the requirements of a stock exchange on which shares of Molson Coors Class A common stock are listed, be open to all or substantially all holders of Molson Coors Class A common stock or (B) would, if the offer were made in Canada or a province of Canada, be required to be made to all or substantially all holders of shares of Molson Coors Class A common stock resident in Canada or a province of Canada by reason of applicable securities laws of Canada or a province of Canada, the requirements of a stock exchange on which shares of Molson Coors Class A common stock are listed or the requirements of the CBCA; and
- is not made concurrently with an offer that is made to purchase shares of Molson Coors Class B common stock that is identical to the offer to purchase shares of Molson Coors Class A common stock in terms of price per share and percentage of outstanding shares to be purchased (exclusive of shares owned immediately prior to the offer by the offeror) and in all other respects (except with respect to the conditions that may be attached to the offer to purchase shares of Molson Coors Class A common stock), and having no conditions other than the right not to purchase and pay for shares of Molson Coors Class B common stock tendered if no shares of Molson Coors Class A common stock are purchased in the offer for shares of Molson Coors Class A common stock.

Notice of Exclusionary Offer. A holder of Molson Coors Class B common stock is entitled to receive from Molson Coors a notice that the conversion right of holders of shares of Molson Coors Class B common stock has come into effect. This notice must include a description of the conversion procedure including the election procedures described below, a copy of the exclusionary offer and any other materials received by Molson Coors in respect of the offer, and the form of conversion notice.

If a Majority of Class A Holders Do Not Participate in the Exclusionary Offer. The Class B conversion right will not come into effect if holders of over 50% of the outstanding shares of Molson Coors Class A common stock or Class A exchangeable shares provide Molson Coors with adequate

assurances that they are not making or acting with another to make the exclusionary offer and will not participate in the exclusionary offer.

Conversion of Molson Coors Class B Common Stock and Participation in the Exclusionary Offer. A Molson Coors Class B common stockholder can exercise its conversion right by providing:

- notice in writing to the transfer agent specifying the number of, and accompanied by the share certificate or certificates representing, the shares of Molson Coors Class B common stock that the holder desires to convert, and
- irrevocable elections (A) to tender the Molson Coors Class A common stock issued upon a conversion into the exclusionary offer subject to the holder's right to withdraw the tendered shares from the offer in accordance with the terms of the offer and applicable law, (B) to exercise the right to convert all shares of Molson Coors Class A common stock that the holder withdraws from the offer or that are not purchased under the exclusionary offer into Molson Coors Class B common shares under Molson Coors' restated certificate of incorporation, and (C) to appoint Molson Coors' transfer agent, as agent of the holder for the purpose of holding and tendering certificates representing the shares of Molson Coors Class A common stock. The election in (B) above must state that the conversion of Molson Coors Class A common stock into Molson Coors Class B common stock becomes effective at the time the right of withdrawal is exercised. If the right of withdrawal is not exercised, any conversion into Molson Coors Class B common stock becomes effective immediately following the time by which the person making the exclusionary offer is required to pay for the shares under the exclusionary offer, or if the exclusionary offer is abandoned or withdrawn, at the time at which the offer is abandoned or withdrawn.

The Molson Coors Class B stockholder must pay any governmental or other tax imposed on or in respect of the conversion into shares of Molson Coors Class A common stock.

Upon receipt by the transfer agent of notice and share certificates representing the shares of Molson Coors Class B common stock, Molson Coors must issue or cause to be issued a stock certificate representing fully-paid shares of Molson Coors Class A common stock as described above and in accordance with other specified conditions. If less than all the Molson Coors Class B common stock represented by any stock certificate are to be converted, the holder will be entitled to receive a new stock certificate representing in the aggregate the number of shares of Molson Coors Class B common stock represented by the original stock certificate that are not to be converted. The stock certificates representing Molson Coors Class A common stock must be tendered by the transfer agent into the exclusionary offer in accordance with the elections referred to above.

Upon the shares of Molson Coors Class A common stock that were tendered or deposited under an exclusionary offer being purchased, the transfer agent must deliver to the former holders of shares of Molson Coors Class B common stock all consideration paid by the offeror in respect of the shares of Molson Coors Class A common stock.

See "Information Concerning Molson Coors Exchangeco—Description of Exchangeable Shares of Molson Coors Exchangeco—Conversion of Class B Exchangeable Shares" for additional information regarding the conversion rights for Class B exchangeable shares.

Preferred Stock

The Molson Coors certificate of incorporation will authorize the Molson Coors board of directors to issue up to 25,000,000 shares of preferred stock from time to time in one or more series, generally without any vote or action by the holders of the Molson Coors common stock, except that the issuance of any shares of preferred stock having any voting rights other than those expressly required by Delaware law will be subject to approval by a majority of the voting power of the holders of the

Molson Coors Class A common stock and special Class A voting stock, voting together as a single class. Subject to this right, Molson Coors' board of directors will be authorized to determine the number of shares and designation of any series of preferred stock and the dividend rate, dividend rights, liquidation preferences, conversion rights and terms, voting rights, redemption rights and terms and sinking fund terms of any series of preferred stock. Depending on the terms of any issued preferred stock, any or all series of issued preferred stock could have a preference over Molson Coors common stock with respect to dividends and other distributions and upon liquidation or dissolution of Molson Coors. Issuance of any preferred shares with voting powers, or issuance of additional shares of Molson Coors common stock, would dilute the voting power of outstanding Molson Coors common stock.

Transfer Agent and Registrar

Equiserve Limited Partnership will be the transfer agent and registrar for Molson Coors common stock. Equiserve's address is 250 Royall Street, Canton, MA 02021.

CIBC Mellon Trust Company shall act as co-transfer agent for Molson Coors common stock that is expected to trade on the Toronto Stock Exchange following completion of the merger transaction. CIBC Mellon's address is 2001 University St., Suite 1600, Montréal, Québec, H3A 2A6 .

Unaudited Pro Forma Condensed Combined Financial Statements

Molson and Coors have entered into a business combination agreement, dated July 21, 2004, as amended and as may be further amended, including a plan of arrangement under Section 192 of the Canada Business Corporations Act, under which the businesses of the two companies will be combined. The merger transaction will form the world's fifth largest brewing company by volume.

The following unaudited pro forma condensed combined financial statements and notes are presented to give effect to the merger transaction between Molson and Coors and represent the combined company's unaudited pro forma condensed combined balance sheet as of September 26, 2004 and unaudited pro forma condensed combined income statements for the year ended December 28, 2003 and the thirty-nine weeks ended September 26, 2004.

The following unaudited pro forma condensed combined balance sheet gives effect to the merger transaction between Molson and Coors as if it occurred on September 26, 2004. The accompanying unaudited pro forma condensed combined income statements give effect to the merger transaction between Molson and Coors as if it occurred on December 30, 2002, the first day of Coors' fiscal year ended December 28, 2003. The unaudited pro forma condensed combined financial statements include adjustments directly attributable to the merger transaction. The pro forma adjustments are described in the accompanying notes. The pro forma adjustments are based upon available information and assumptions that are factually supportable, including the completion of the merger transaction. These unaudited pro forma condensed combined financial statements are not necessarily indicative of the results of operations that would have been achieved had the transaction actually taken place at the dates indicated and do not purport to be indicative of future financial position or operating results.

Molson's historical consolidated financial statements are presented in Canadian dollars and were prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. Coors' consolidated financial statements were prepared in accordance with U.S. GAAP and are presented in U.S. dollars. As described in Notes 3 and 4 to these unaudited pro forma condensed combined financial statements, Molson's historical consolidated financial statements were reconciled to U.S. GAAP and were translated from Cdn.$ to U.S.$. As presented in Notes 3 and 4 to the unaudited pro forma condensed combined financial statements, pro forma adjustments have been made to the financial statements of Molson to conform with Coors' presentation under U.S. GAAP.

The unaudited pro forma condensed combined financial information was prepared using the purchase method of accounting, with Coors treated as the "acquiror" for accounting purposes. Although the current Molson shareholders will receive more shares in the combined company than Coors shareholders, a voting trust will provide equal contractual voting control of Molson Coors by the Coors and Molson families. Coors was determined to be the "acquiror" for accounting purposes since it is the entity issuing shares in the combination, is effectively paying a premium through the special dividend, and based on an evaluation of other qualitative factors, including senior management positions and the relative sizes of the companies.

Under purchase accounting, the purchase price, including directly related transaction costs, is allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the effective date of the merger transaction. An allocation of the purchase price has been made based upon preliminary estimates of fair value by management, including approximately U.S.$5.7 million related to integration actions that include potential reorganization and restructuring actions. Additional costs related to potential reorganization and restructuring have not been reflected in this initial purchase price allocation since final decisions have not been made. Obligations for pension and other post-retirement benefits have been determined based upon preliminary actuarial assessments. As discussed in Note 3 to the accompanying Molson historical financial statements for the six months ended September 30, 2004 included in Annex R, Molson announced an estimated Cdn.$50 million rationalization provision related to the closure of the Queimados brewery in Brazil and changes to its Brazilian sales center network.

Molson also revised its long-term forecast of cash flows for its Brazilian business and recorded an impairment charge of Cdn.$210 million for its quarter ended September 30, 2004. Molson's revised cash flow forecasts are based on its best estimates, which include sales volume, pricing, and other expenses. These estimates are subject to significant measurement uncertainty, including the impact of extremely competitive trade practices, the complex tax regime and management's evolving views of product positioning and alternative sales initiatives.

The purchase price accounting included in these pro forma financial statements reflects a preliminary enterprise value of U.S.$365 million for the Brazilian business.

Management will reevaluate the Brazilian cash flow forecast subsequent to the date the merger is completed, which if changes are made to the foregoing cash flow estimates could have a material impact on the amounts estimated in these pro forma financial statements.

The final purchase price allocation, which will be determined subsequent to the closing of the merger, and its effect on results of operations may differ significantly from the pro forma amounts included in this section, although these amounts represent management's best estimates as of the date of this document.

The unaudited pro forma financial information is based on historical financial statements. Molson's fiscal year ends on March 31, while Coors' fiscal year ends on the last Sunday of each December. As described in Note 1 to the unaudited pro forma condensed combined financial statements, the period covered by Molson's historical financial information has been adjusted to more closely correspond to Coors' fiscal year-end in the accompanying pro forma condensed combined financial statements. Molson's historical financial statements included elsewhere in this document represent Molson's historical fiscal year ends. The unaudited pro forma condensed combined financial statements do not purport to represent the combined company's financial position or results of operations or financial condition had the merger transaction between Molson and Coors actually occurred as of these dates or the results that the combined company would have achieved after the merger transaction. The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements (and notes) of Molson and Coors in Annexes R & S, respectively, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of Molson and Coors, respectively, beginning on pages 191 and 242.

Unless otherwise stated, all amounts shown in this section are in U.S.$ and in accordance with U.S. GAAP.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
For the Thirty-nine Weeks Ended September 26, 2004
(in U.S.$ millions, except share and per share data)

	Coors Thirty-nine weeks ended September 26, 2004 U.S. GAAP	Molson Nine months ended September 30, 2004 U.S. GAAP	Pro Forma Adjustments	Molson Coors Pro Forma
		(Note 3)	(Note 7)	
Sales	$ 4,272.8	$1,938.9	(32.5)E	
			(3.4)J	6,175.8
Excise taxes	(1,094.3)	(520.4)	(3.6)E	(1,618.3)
Net sales	3,178.5	1,418.5	(39.5)	4,557.5
			4.7 D	
			(4.2)G	
Cost of goods sold	(2,003.2)	(753.9)	21.5 E	(2,735.1)
Gross profit	1,175.3	664.6	(17.5)	1,822.4
Marketing, general and administrative expenses	(917.8)	(378.7)	2.5 D	
			1.4 K	
			(47.3)G	
			(18.4)E	(1,358.3)
Special charges	—	(172.7)	—	(172.7)
Operating income	257.5	113.2	(79.3)	291.4
Interest expense, net	(40.8)	(51.1)	3.0 H	
			(8.5)M	(97.4)
Other income (expense), net	5.9	1.8	2.2 E	9.9
Income before income taxes	222.6	63.9	(82.6)	203.9
Income tax expense	(69.7)	(84.5)	18.3 F	(135.9)
Income before minority interests	152.9	(20.6)	(64.3)	68.0
Minority interests	(11.9)	17.4	30.8 E	36.3
Net income available to common shareholders	$ 141.0	$ (3.2)	$(33.5)	$ 104.3
Income per share (Note 8)				
Net income per share—basic	$ 3.81			$ 1.26
Net income per share—diluted	$ 3.74			$ 1.22
Weighted average number of shares				
—Basic	37.1			83.1
—Diluted	37.8			85.4

See accompanying notes to unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
For the Year Ended December 28, 2003
(in U.S.$ millions, except share and per share data)

	Coors Year ended December 28, 2003 U.S. GAAP	Molson Year ended December 31, 2003 U.S. GAAP	Pro Forma Adjustments	Molson Coors Pro Forma
		(Note 3)	(Note 7)	
Sales	$ 5,387.2	$ 2,437.0	$ 5.5 E	
			(4.6)J	$ 7,825.1
Excise taxes	(1,387.1)	(666.7)	(16.9)E	(2,070.7)
Net sales	4,000.1	1,770.3	(16.0)	5,754.4
Cost of goods sold	(2,586.8)	(1,043.0)	2.1 D	
			(14.2)G	
			89.7 E	(3,552.2)
Gross profit	1,413.3	727.3	61.6	2,202.2
Marketing, general and administrative expenses	(1,105.9)	(343.4)	1.1 D	
			3.6 K	
			(62.7)G	
			(83.7)E	(1,591.0)
Special charges	—	(25.9)	—	(25.9)
Operating income	307.4	358.0	(80.1)	585.3
Interest expense, net	(62.0)	(67.0)	4.2 H	
			(11.4)M	(136.2)
Other income, net	8.4	(1.7)	5.4 E	12.1
Income before income taxes	253.8	289.3	(81.9)	461.2
Income tax expense	(79.1)	(113.0)	12.8 F	(179.3)
Income before minority interests	174.7	176.3	(69.1)	281.9
Minority interests	—	7.4	—	7.4
Net income available to common shareholders	$ 174.7	$ 183.7	$(69.1)	$ 289.3
Income per share (Note 8)				
Net income per share—basic	$ 4.81			$ 3.52
Net income per share—diluted	$ 4.77			$ 3.46
Weighted average number of shares				
—Basic	36.3			82.3
—Diluted	36.6			83.5

See accompanying notes to unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
at September 26, 2004
(in millions)
(U.S. $)

	Coors at September 26, 2004 U.S. GAAP	Molson at September 30, 2004 U.S. GAAP	Pro Forma Adjustments	Molson Coors Pro Forma
		(Note 4)	(Note 7)	
ASSETS				
Current assets				
Cash and cash equivalents	$ 92.5	$ 40.6	$ —	$ 133.1
Receivables, net	692.4	136.1	—	828.5
Inventories	235.4	134.5	20.9 **A**	390.8
Other current assets	101.5	37.9	—	139.4
Total current assets	1,121.8	349.1	20.9	1,491.8
Properties, net	1,396.8	941.8	38.1 **A**	2,376.7
Goodwill	810.5	511.2	684.9 **A, L**	2,006.6
Other intangible assets, net	563.5	1,167.2	2,265.8 **A**	3,996.5
Investments in joint ventures	136.0	21.0	(9.0)**E**	
			12.2 **A**	
			(61.8)**L**	98.4
Other non-current assets	448.0	91.1	666.3 **F**	1,205.4
TOTAL ASSETS	$4,476.6	$3,081.4	$3,617.4	$11,175.4
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$ 258.9	$ 92.3	$ —	$ 351.2
Other current liabilities	721.9	461.6	32.9 **C**	1,216.4
Short-term debt	143.7	322.8	—	466.5
Total current liabilities	1,124.5	876.7	32.9	2,034.1
Long-term debt	920.3	622.9	35.8 **A**	
			316.0 **M**	1,895.0
Post retirement benefits	477.8	180.1	139.8 **A**	797.7
Other long-term liabilities	409.1	517.7	711.3 **F**	
			1.0 **I**	1,639.1
Total liabilities	2,931.7	2,197.4	1,236.8	6,365.9
Minority interests	32.2	84.0	(9.0)**E**	107.2
Shareholders' equity				
Common stock, par	0.4	584.5	(584.0)**B**	0.9
Other shareholders' equity	1,512.3	215.5	2,973.6 **B**	4,701.4
Total shareholders' equity	1,512.7	800.0	2,389.6	4,702.3
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,476.6	$3,081.4	$3,617.4	$11,175.4

See accompanying notes to unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. Basis of Presentation and New Accounting Pronouncement

These unaudited pro forma condensed combined financial statements have been prepared based upon historical financial information of Molson and Coors giving effect to the merger transaction and other related adjustments described in these footnotes. Certain footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by SEC rules and regulations. These unaudited pro forma condensed combined financial statements are not necessarily indicative of the results of operations that would have been achieved had the merger transaction actually taken place at the dates indicated and do not purport to be indicative of future financial position or operating results. The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements described below which are included in this document.

The merger transaction will be accounted for using the purchase method of accounting, in accordance with U.S. GAAP, with Coors treated as the "acquiror" and Molson as the acquired company.

Molson's most recent fiscal year ended on March 31, 2004 and Coors' most recent fiscal year ended on December 28, 2003. Because these fiscal year ends differ by more than 93 days, SEC rules require that the reporting periods be more closely aligned for the purposes of pro forma financial information. For these purposes, the consolidated results of Molson have been more closely aligned with Coors, as follows. The consolidated results of Molson for the nine months ended September 30, 2004 have been prepared by adding the consolidated results of Molson for the fourth quarter of the fiscal year ended March 31, 2004 to the consolidated results of Molson for the first and second quarters of the fiscal year ending March 31, 2005. Similarly, the consolidated results of Molson for the year ended December 31, 2003 have been prepared by adding the consolidated results of Molson for the fourth quarter of the fiscal year ended March 31, 2003 to the consolidated results of Molson for the year ended March 31, 2004 and subtracting the consolidated results of Molson for the fourth quarter of that year.

The unaudited pro forma condensed combined balance sheet was prepared by combining the historical consolidated balance sheet as of September 30, 2004 and September 26, 2004 of Molson and Coors, respectively, assuming the merger transaction had occurred on September 26, 2004. The pro forma condensed combined income statement for the thirty-nine weeks ended September 26, 2004, and the year ended December 28, 2003, have been prepared by combining the Coors consolidated income statements for the thirty-nine weeks ended September 26, 2004, and the year ended December 28, 2003, with Molson's corresponding financial information for the nine months ended September 30, 2004, and year ended December 31, 2003, respectively, assuming the merger transaction had occurred on December 30, 2002, the first day of Coors' fiscal year ended December 28, 2003.

The unaudited pro forma condensed combined income statements do not reflect significant operational and administrative cost savings ("synergies") that management of the combined company estimates may be achieved as a result of the merger transaction, or non-recurring one-time costs that may be incurred as a direct result of the merger transaction. The unaudited pro forma condensed combined balance sheet includes approximately $32.9 million of non-recurring, direct merger transaction costs that have been accrued. These costs include $27.2 million of direct costs that will be capitalized in conjunction with the merger transaction and a $5.7 million liability that will be assumed as a result of Molson's severance payments. As a result of change of control provisions in the employment contracts of certain Coors officers and employees (described elsewhere in this document), the combined company may incur additional costs that will be expensed in periods subsequent to the

1. Basis of Presentation and New Accounting Pronouncement (Continued)

merger transaction. These provisions include both voluntary and involuntary components, which are currently determined to approximate $17.1 million. Merger costs incurred by Molson, which are estimated at approximately U.S.$16 million, have been expensed by Molson.

Coors' senior credit facility contains change of control provisions. The pro forma financial statements have been prepared under the assumption that the creditors will not exercise their rights to benefits under the change in control provisions.

New Accounting Pronouncement

EITF No. 04-1 ("Accounting for Pre-existing Relationships between the Parties to a Business Combination") is effective for business combinations completed after 10/14/04, the date it was ratified by the FASB. The guidance requires that preexisting contractual relationships that are effectively settled through a business combination be accounted for as if they were settled separately from the combination.

As it relates to the planned merger, the intangible assets related to preexisting relationships must be identified, valued, and evaluated for "fair value." Arrangements that are not deemed to be at fair value will generally cause income or expense to be recognized by Coors on the merger date.

The business ventures involving Coors Light in Canada and Molson products in the United States are both conducted under preexisting contractual relationships between the companies. The value of the Coors Light business in Canada has been identified as an indefinite lived distribution asset with a preliminary value of $478 million. The Molson business in the United States has been identified as an indefinite life contract brewing intangible asset with a value of $103 million and a separate indefinite life distribution intangible asset with a value of $49 million. Molson and Coors share the operating results from these businesses, but Molson manufactures the beer for both of the ventures, and the parties conduct sales and administrative services for the ventures that take place in their respective countries.

The Companies have not been able to conclude whether certain pre-existing relationships are at fair value due to their unique and complex nature. In addition, all of the information needed to complete the evaluation is not available due to confidentiality concerns. Accordingly, this analysis will be completed subsequent to the closing of the merger, and it could have a significant impact on the final purchase price allocation and result in a noncash impact on Molson Coors' income in the first period including the merger date.

2. Pro Forma Transaction

On July 21, 2004, Molson and Coors entered into a combination agreement, whereby all of Molson's shares will, through a series of exchanges, be exchanged for shares of Molson Coors common stock and/or exchangeable shares of Molson Coors Exchangeco, a subsidiary of Molson Coors. On November 4, 2004, Molson and Coors announced their intention to amend the combination agreement. As described in Note 7B, the exchange will occur according to exchange ratios as follows:

- Exchange of 0.360 of a share of Molson Coors Class B common stock (or 0.360 of a Class B exchangeable share of Molson Coors Exchangeco (and ancillary rights), which share is substantially the economic equivalent of a share of Molson Coors Class B common stock) for every Molson Class A non-voting share (approximately 38,000,000 shares of Molson Coors

2. Pro Forma Transaction (Continued)

Class B common stock exchanged for approximately 105,000,000 Molson Class A non-voting shares).

- Exchange of 0.126 of a share of Molson Coors Class A common stock (or 0.126 of a Class A exchangeable share of Molson Coors Exchangeco (and ancillary rights), which share is substantially the economic equivalent of a share of Molson Coors Class A common stock) and 0.234 of a share of Molson Coors Class B common stock (or 0.234 of a Class B exchangeable share of Molson Coors Exchangeco (and ancillary rights)) for every Molson Class B common share (approximately 3,000,000 shares of Molson Coors Class A common stock and approximately 5,000,000 shares of Molson Coors Class B common stock exchanged for approximately 22,000,000 Molson Class B common shares).
- Exchange of a Molson Coors replacement option for every outstanding Molson option. The number of shares issuable upon the exercise of the replacement options, and their applicable exercise prices, will be adjusted to take into account the 0.360 exchange ratio (Molson options to purchase approximately 5,900,000 Molson Class A non-voting shares will be exchanged for replacement options to purchase approximately 2,100,000 shares of Molson Coors Class B common stock).

For accounting purposes, the purchase price of Molson is based upon the estimated fair value of Molson Coors common stock exchanged (plus the equivalent value of exchangeable shares) plus estimated costs directly related to the merger transaction to be incurred of approximately $27.2 million (comprised of Coors' financial advisory, legal and accounting fees and excluding all of Molson's merger-related expenses). The estimated fair value of Molson Coors common stock of $69.21 per share used in the calculation of the purchase price is based upon the average of the closing price for the Coors common stock on the New York Stock Exchange for the 4 trading days beginning on November 3, 2004 and ending on November 8, 2004. Molson Coors Exchangeco Class C preferred shares will be issued to a third party service provider upon closing of the merger transaction, and are reflected at redemption value, which approximates fair value. The estimated fair value of Molson Coors replacement options exchanged in the merger is calculated using the Black Scholes model, using the following assumptions:

Volatility	16.55%
Dividend Yield	1.42%
Risk-free Interest Rate	2.19%
Expected Term	0.5 years

2. Pro Forma Transaction (Continued)

The following table summarizes the components of the total purchase price (in millions and as of September 26, 2004):

	Molson Coors Shares Issued in the Merger	Value
Shares of common stock(1)	46.0	$3,184.2
Shares of preferred stock	—	1.0
Stock options at a weighted average fair value per share of $2.57	2.1	5.4
Estimated direct acquisition costs to be incurred by Coors		27.2
Estimated total purchase price, excluding assumed debt		$3,217.8

(1) Includes both Molson Coors common stock and exchangeable shares.

The purchase consideration was allocated to assets and liabilities based on the preliminary estimate of fair value of Molson's tangible and identifiable intangible assets acquired and liabilities assumed. A preliminary allocation of the purchase price has been made to major categories of assets and liabilities in the accompanying unaudited pro forma condensed combined financial statements based on management's best estimates which are predominately derived using discounted cash flow methods. Management continues to review the existence, characteristics and useful lives of Molson's tangible and intangible assets, which could result in significantly different depreciation and amortization expense and could affect the allocation between goodwill and other tangible and intangible assets. Furthermore, obligations for pension and other post-retirement benefits have been determined based upon preliminary actuarial valuations. The excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired and liabilities assumed has been allocated to goodwill.

The preliminary allocation of the purchase consideration, which is subject to change based on a final valuation of the assets acquired and liabilities assumed as of the closing date, will be finalized

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

2. Pro Forma Transaction (Continued)

following the completion of the merger transaction. The final valuation may be significantly different from the preliminary allocation presented below:

	(in U.S.$ millions)
Net assets acquired/liabilities assumed (exclusive of inventory, properties, intangible assets, goodwill, investments, pension and other post-retirement liabilities)	$(2,189.1)
Properties	979.9
Inventories	155.4
Brand assets and distribution agreements with finite lives	474.8
Brand assets and distribution agreements with indefinite lives	2,958.2
Pension and other post-retirement liabilities	(319.9)
Investments in non-consolidated entities	24.2
Goodwill	1,134.3
Estimated total purchase price	$ 3,217.8

3. Income statement information relating to Molson

	Molson Inc. *Nine Months Ended September 30, 2004(b)* (In millions)				
	Canadian GAAP	Presentation Adjustments	U.S. GAAP Adjustments	U.S. GAAP	U.S. GAAP
	(Cdn.$)	(Cdn.$)(c)	(Cdn.$) (Note 5)	(Cdn.$)	(U.S.$)(a)
Sales	2,561.5	—	13.5	2,575.0	1,938.9
Excise taxes	(687.3)	—	(3.8)	(691.1)	(520.4)
Net sales	1,874.2	—	9.7	1,883.9	1,418.5
Cost of goods sold	—	(1,084.2)	83.0	(1,001.2)	(753.9)
Gross profit	1,874.2	(1,084.2)	92.7	882.7	664.6
Marketing, general and administrative expenses	(1,488.4)	1,034.2	(48.7)	(502.9)	(378.7)
Special charges(d)	(229.4)	—	—	(229.4)	(172.7)
Depreciation and amortization	(50.0)	50.0	—	—	—
Operating income	106.4	—	44.0	150.4	113.2
Interest expense, net	(64.4)	—	(3.5)	(67.9)	(51.1)
Other income (expense)	—	—	2.4	2.4	1.8
Income before income taxes	42.0	—	42.9	84.9	63.9
Income tax expense	(113.1)	—	0.9	(112.2)	(84.5)
Income before minority interest	(71.1)	—	43.8	(27.3)	(20.6)
Minority interest	63.7	—	(40.6)	23.1	17.4
Net income	(7.4)	—	3.2	(4.2)	(3.2)

(a) The results of Molson have been translated into U.S. dollars at the average daily closing exchange rate of Cdn.$1.33 to U.S.$1.00 for the nine months ended September 30, 2004.

3. Income statement information relating to Molson (Continued)

(b) The consolidated results of Molson for the nine months ended September 30, 2004 have been prepared by adding the consolidated results of Molson for the fourth quarter of the fiscal year ended March 31, 2004 to the consolidated results of Molson for the first and second quarters of the fiscal year ending March 31, 2005.

(c) The adjustments reclassify Molson's financial information to conform to Coors' presentation.

(d) Special charges include Cdn.$210.0 (U.S.$158.0) or Cdn.$168.0 (U.S.$126.3) after minority interest, relating to the impairment charge of the Brazilian operations, Cdn.$16.0 (U.S.$12.1) relating to merger costs and a Cdn.$3.4 (U.S. $2.6) charge for rationalization costs.

Molson Inc.
Year Ended December 31, 2003(b)
(In millions)

	Canadian GAAP	Presentation Adjustments	U.S. GAAP Adjustments	U.S. GAAP	U.S. GAAP
	(Cdn.$)	(Cdn.$)(c)	(Cdn.$) (Note 5)	(Cdn.$)	(U.S.$)(a)
Sales	3,447.5	—	(37.4)	3,410.1	2,437.0
Excise taxes	(945.3)	—	12.4	(932.9)	(666.7)
Net sales	2,502.2	—	(25.0)	2,477.2	1,770.3
Cost of goods sold	—	(1,470.7)	11.2	(1,459.5)	(1,043.0)
Gross profit	2,502.2	(1,470.7)	(13.8)	1,017.7	727.3
Marketing, general and administrative expenses	(1,896.7)	1,408.4	7.8	(480.5)	(343.4)
Depreciation and amortization	(62.3)	62.3	—	—	—
Special charges(d)	(36.3)	—	—	(36.3)	(25.9)
Operating income	506.9	—	(6.0)	500.9	358.0
Interest expense, net	(95.8)	—	2.1	(93.7)	(67.0)
Other income (expense)	—	—	(2.4)	(2.4)	(1.7)
Income before income taxes	411.1	—	(6.3)	404.8	289.3
Income tax expense	(168.3)	—	10.2	(158.1)	(113.0)
Income before minority interest	242.8	—	3.9	246.7	176.3
Minority interest	11.6	—	(1.2)	10.4	7.4
Net income	254.4	—	2.7	257.1	183.7

(a) The results of Molson have been translated into U.S. dollars at the average daily closing exchange rate of Cdn.$1.40 to U.S.$1.00 for the year ended December 31, 2003.

(b) The consolidated results of Molson for the year ended December 31, 2003 have been prepared by adding the consolidated results of Molson for the fourth quarter of the fiscal year ended March 31, 2003 to the consolidated results of Molson for the year ended March 31, 2004 and subtracting the results for the fourth quarter of that year.

(c) The adjustments reclassify Molson's financial information to conform to Coors' presentation.

(d) Special charges relate to provisions for rationalization consisting primarily of brewery closure costs and asset writedowns.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

4. Balance sheet information relating to Molson

	Molson Inc. at September 30, 2004 (In millions)				
	Canadian GAAP	Presentation Adjustments	U.S. GAAP Adjustments	U.S. GAAP	U.S. GAAP
	(Cdn.$)	(Cdn.$)(b)	(Cdn.$) (Note 5)	(Cdn.$)	(U.S.$)(a)
ASSETS					
Current assets					
Cash and cash equivalents	18.7	—	32.5	51.2	40.6
Receivables, net	144.7	—	27.0	171.7	136.1
Inventories	177.8	—	(8.2)	169.6	134.5
Other current assets	33.0	—	14.8	47.8	37.9
Total current assets	374.2	—	66.1	440.3	349.1
Properties, net	991.2	—	196.7	1,187.9	941.8
Goodwill	644.8	—	—	644.8	511.2
Other intangible assets, net	1,472.2	—	—	1,472.2	1,167.2
Investments in joint ventures	—	26.5	—	26.5	21.0
Other non-current assets	131.8	(26.5)	9.6	114.9	91.1
TOTAL ASSETS	3,614.2	—	272.4	3,886.6	3,081.4
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Accounts payable	444.1	(344.0)	16.4	116.5	92.3
Other current liabilities	234.4	344.0	3.9	582.3	461.6
Short-term debt	407.2	—	—	407.2	322.8
Total current liabilities	1,085.7	—	20.3	1,106.0	876.7
Long-term debt	585.7	—	200.0	785.7	622.9
Post retirement benefits	—	7.7	219.4	227.1	180.1
Other long-term liabilities	739.5	(7.7)	(78.8)	653.0	517.7
Total liabilities	2,410.9	—	360.9	2,771.8	2,197.4
Minority interest	78.9	—	27.0	105.9	84.0
Shareholders' equity					
Capital stock	737.2	—	—	737.2	584.5
Other shareholders' equity	387.2	—	(115.5)	271.7	215.5
Total shareholders' equity	1,124.4	—	(115.5)	1,008.9	800.0
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,614.2	—	272.4	3,886.6	3,081.4

(a) The balance sheet of Molson has been translated into U.S. dollars at the closing exchange rate of Cdn.$1.26 to U.S.$1.00 on September 30, 2004.

(b) The adjustments reclassify Molson's financial information to conform with Coors' presentation.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

5. Molson—U.S. GAAP Adjustments by Caption Heading

The U.S. GAAP adjustments made to the Molson income statements and balance sheet, which are described in Note 6, are summarized, by caption, as follows:

Income Statement	Note 6	Nine Months Ended September 30, 2004 Credit/(Debit)
		(In millions Cdn.$)
Sales		
Molson USA	g	13.5
Excise taxes		
Molson USA	g	(3.8)
Cost of goods sold		
Depreciation of capitalized interest	c	(0.1)
Coors Canada	f	79.9
Molson USA	g	(2.8)
Brewers Retail Inc.	h	5.6
Post retirement benefits	i	0.4
		83.0
Marketing, general and administrative expenses		
Stock options	a	4.6
Stock appreciation rights	b	(1.8)
Research tax credits	e	(2.4)
Coors Canada	f	(36.5)
Molson USA	g	(8.9)
Deferred costs	k	(3.8)
Post retirement benefits	i	0.1
		(48.7)
Interest expense, net		
Capitalized interest	c	2.1
Brewers Retail Inc.	h	(5.6)
		(3.5)
Other income (expense)		
Molson USA	g	(0.2)
Derivative instruments	j	2.6
		2.4
Income tax expense		
Tax effect of U.S. GAAP adjustments	l	(1.5)
Research tax credits	e	2.4
		0.9

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

5. Molson—U.S. GAAP Adjustments by Caption Heading (Continued)

Income Statement	Note 6	Nine Months Ended September 30, 2004 Credit/(Debit)
		(In millions Cdn.$)
Minority interest		
Coors Canada	f	(43.4)
Molson USA	g	2.2
Derivative instruments	j	(0.2)
Deferred costs	k	0.8
		(40.6)

		Year Ended December 31, 2003 Credit/(Debit)
		(In millions Cdn.$)
Sales		
Molson USA	g	(37.4)
Excise taxes		
Molson USA	g	12.4
Cost of goods sold		
Depreciation of capitalized interest	c	(0.1)
Molson USA	g	11.5
Post retirement benefits	i	(0.2)
		11.2
Marketing, general and administrative expenses		
Stock options	a	4.8
Stock appreciation rights	b	(4.9)
Research tax credits	e	(9.2)
Molson USA	g	17.2
Post retirement benefits	i	(0.1)
		7.8
Interest expense, net		
Capitalized interest	c	2.1
Other income / (expense)		
Molson USA	g	(3.7)
Derivative instruments	j	1.3
		(2.4)
Income tax expense		
Research tax credits	e	9.2
Tax effect of U.S. GAAP adjustments	l	1.0
		10.2

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

5. Molson—U.S. GAAP Adjustments by Caption Heading (Continued)

	Note 6	Year Ended December 31, 2003 Credit/(Debit)
		(In millions Cdn.$)
Minority interest		
Derivative instruments	j	(1.2)

Balance Sheet		at September 30, 2004 Increase/(Decrease)
		(In millions Cdn.$)
Cash		
Brewers Retail Inc.	h	27.5
Molson USA	g	(0.4)
Coors Canada	f	5.4
		32.5
Receivables, net		
Brewers Retail Inc.	h	26.4
Molson USA	g	0.6
		27.0
Inventories		
Maintenance and other supplies reclass	d	(10.0)
Molson USA	g	1.8
		(8.2)
Other current assets		
Maintenance and other supplies reclass	d	10.0
Coors Canada	f	1.6
Molson USA	g	0.2
Derivative instruments	j	3.0
		14.8
Properties, net		
Capitalized interest	c	8.3
Brewers Retail Inc.	h	221.2
Coors Canada	f	0.3
Molson USA	g	0.2
Deferred costs	k	(3.8)
Deferred gain	m	(29.5)
		196.7
Other non-current assets		
Brewers Retail Inc.	h	1.7
Derivative instruments	j	7.9
		9.6

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

5. Molson—U.S. GAAP Adjustments by Caption Heading (Continued)

Balance Sheet		at September 30, 2004 Increase/(Decrease)
		(In millions Cdn.$)
Accounts payable		
Coors Canada	f	(5.7)
Brewers Retail Inc.	h	18.0
Molson USA	g	4.1
		16.4
Other current liabilities		
Derivative instruments	j	4.1
Tax effect of U.S. GAAP adjustments	l	(0.2)
		3.9
Long term debt		
Brewers Retail Inc.	h	200.0
Post retirement benefits		
Brewers Retail Inc.	h	41.7
Additional minimum pension liability and post retirement benefit expense	i	177.7
		219.4
Other long term liabilities		
Derivative instruments	j	5.9
Tax effect of U.S. GAAP adjustments	l	(55.2)
Deferred gain	m	(29.5)
		(78.8)
Minority Interest		
Coors Canada	f	13.0
Brewers Retail Inc.	h	17.1
Molson USA	g	(1.7)
Derivative instruments	j	(0.6)
Deferred costs	k	(0.8)
		27.0
Shareholders' equity		
Capitalized interest	c	8.3
Tax effect of U.S. GAAP adjustments	l	55.4
Deferred costs	k	(3.0)
Additional minimum pension liability and post retirement benefit expense	i	(177.7)
Derivative instruments	j	1.5
		(115.5)

6. Descriptions for Molson U.S. GAAP Adjustments

For details of the adjustments and the balances affected, refer to Note 5.

(a) Stock options

Under Canadian GAAP, Molson accounts for stock options using the fair value method whereby it records as compensation expense the fair value of all stock options granted. Under U.S. GAAP, Molson follows Accounting Principles Board ("APB") Statement No. 25, which does not require the recognition of compensation expense when the option price at the date of grant is equal to the market price of Molson's shares. This adjustment reverses Molson's compensation expense related to stock options.

(b) Stock appreciation rights

U.S. GAAP requires that the change in fair value of stock appreciation rights attached to stock options outstanding be expensed over the vesting period. There were no stock appreciation rights attached to options granted subsequent to April 1, 2002. On June 30, 2002, Molson cancelled the stock appreciation rights attached to the stock options outstanding at this date, resulting in a new measurement date under U.S. GAAP, with the remaining value of the stock appreciation rights at that date to be expensed over the remaining vesting period of the underlying options. This adjustment records the additional compensation expense related to the stock appreciation rights.

(c) Capitalized interest

Molson does not capitalize interest as part of the historical cost of constructing fixed assets. This is a requirement under U.S. GAAP. The capitalized interest adjustment capitalizes interest on qualifying project costs and records the incremental depreciation expense related to the capitalized interest.

(d) Maintenance and other supplies

Molson records capitalized maintenance and other supplies as part of inventory. Under U.S. GAAP, maintenance and other supplies are stated separately from inventory as other assets. This adjustment reclassifies maintenance and other supplies from inventory to other current assets.

(e) Research tax credits

Molson records its research tax credits as an offset to the expenses which gave rise to the credit. Under U.S. GAAP, research tax credits must be recorded as an offset to tax expense. This adjustment reclassifies the research tax credits into the tax expense line item.

(f) Coors Canada

Coors Canada is a partnership owned 50.1% by Coors and 49.9% by Molson. Molson records its investment in Coors Canada using a proportional consolidation method. Under U.S. GAAP, Molson would have been required to adopt FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), beginning the three-month period ended June 30, 2004 and would have fully consolidated Coors Canada under this guidance as Molson would be considered the primary beneficiary. This adjustment consolidates Coors Canada's income statement for the six months ending September 30, 2004 and fully consolidates the balance sheet as of September 30, 2004. No U.S. GAAP adjustment to sales is required as Coors Canada receives an amount from Molson generally equal to net sales revenue generated from the sales of Coors brands by Molson, less production, distribution, sales and overhead costs related to these sales. Gross revenues generated from those sales are recorded by, and reflected in the historical income statements of Molson.

(g) Molson USA

Molson USA is a joint venture owned 50.1% by Molson and 49.9% by Coors. Molson records its investment in Molson USA using a proportional consolidation method. Under U.S. GAAP, Molson

6. Descriptions for Molson U.S. GAAP Adjustments (Continued)

would have been required to adopt FIN 46 beginning the three-month period ended June 30, 2004 and would have fully consolidated Molson USA under this guidance as Molson would be considered the primary beneficiary. This adjustment reverses Molson's proportional consolidation in the income statement for the year ended December 31, 2003 and the three months ended March 31, 2004, and records the results using the equity method. For the six months ended September 30, 2004, this adjustment fully consolidates Molson USA's income statement and balance sheet as of September 30, 2004.

(h) Brewers Retail Inc.

Molson records its investment in Brewers Retail Inc. (Brewers Retail) as an equity investment. Under U.S. GAAP, Molson would have been required to adopt FIN 46 beginning the 13 week period ended June 30, 2004, and would have fully consolidated Brewers Retail under this guidance, as Molson would be considered the primary beneficiary. As of and for the six months ended September 30, 2004, this adjustment fully consolidates Brewers Retail's income statement and balance sheet as of September 30, 2004.

(i) Post retirement benefits

While U.S. GAAP and Canadian GAAP for post retirement benefits are essentially the same, the implementation dates of this guidance differed. As a result, differences arise related to the amortization of past service costs and net actuarial gains and losses. In addition, there is no requirement to record a minimum pension liability and no concept of other comprehensive income under Canadian GAAP. These adjustments record Molson's post retirement obligations in accordance with U.S. GAAP.

(j) Derivative instruments and hedging activities

Under U.S. GAAP, Molson must follow Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 149. Under this guidance, all derivative instruments, whether designated in hedging relationships or not, must be recorded on the balance sheet at fair value. Unrealized gains and losses on derivative instruments qualifying for hedge accounting are included in Other Comprehensive Income. The change in fair value of derivative contracts not qualifying for hedge accounting is reported in net income. This adjustment records the fair value of the derivatives on the balance sheet and recognizes the related gains and losses as a charge to earnings.

(k) Deferred costs

Under Canadian GAAP, certain expenses can be deferred and amortized if they meet certain criteria. Under U.S. GAAP, these costs are expensed as incurred.

(l) Tax effect of U.S. GAAP adjustments

The tax effect of all taxable U.S. GAAP adjustments was calculated using the Canadian tax rate of 33%. U.S. GAAP adjustments related to Brazil were tax effected at a 0% rate due to significant tax loss carryforwards. U.S. GAAP adjustments to Molson's historical income statement that are permanent in nature (e.g., reversing stock option expense) are not tax effected.

(m) Deferred gain

Molson has a deferred gain that arose from the non-cash consideration it received on the exchange of brewing assets at the time of the formation of the Molson Canada partnership. U.S. GAAP requires the deferred gain to be presented as a reduction to the value of related property, plant and equipment. This adjustment reclassifies deferred gain from other liabilities to fixed assets.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

7. Pro Forma Adjustments

The unaudited pro forma condensed combined financial statements give effect to the merger transaction described in Note 2, as if it had occurred on September 26, 2004, for purposes of the unaudited pro forma condensed combined balance sheet and December 30, 2002, the first day of Coors' fiscal year ended December 28, 2003, for purposes of the unaudited pro forma condensed combined income statements. The unaudited pro forma condensed combined income statements do not include any non-recurring charges that will arise as a result of the transaction described in Note 2. Adjustments to the unaudited pro forma condensed combined financial statements are as follows (in U.S.$ millions):

A To reflect preliminary purchase accounting, as discussed in Note 2. Specifically, the following adjustments have been made to reflect the preliminary purchase accounting to record:

Inventory at fair value less costs to sell	$ 20.9
Properties at fair value	38.1
Intangible assets at fair value related to the acquisition	2,265.8
Pension and other retirement liabilities at fair value	139.8
Investments in joint ventures at fair value	12.2
Debt at fair value	35.8
Recognize goodwill related to the acquisition, net of historical goodwill reversed	623.1

The non-cash inventory purchase accounting adjustment of $20.9 million will impact cost of goods sold during the approximate one-month period after the closing of the acquisition, during which time the inventory on hand on the date of the merger is sold.

B To reflect the new equity structure of the combined company, including the following:

	Common Stock, par	Paid-in-Capital	Restricted Stock	Other Comprehensive Income	Retained Earnings	Total Shareholders' Equity
			(in millions and U.S.$)			
Coors balances at September 26, 2004	$ 0.4	$ 91.1	$(0.3)	$ 71.5	$1,350.0	$1,512.7
Molson balances at September 30, 2004	584.5	9.8	—	(368.7)	574.4	800.0
Special dividend(4)	—	—	—	—	(316.0)	(316.0)
Eliminate Molson historical equity balances	(584.5)	(9.8)	—	368.7	(258.4)	(484.0)
Molson Class A and B shares exchanged(1)(2)	0.5	3,183.7	—	—	—	3,184.2
Coors Restricted Stock Vests(3)	—	—	0.3	—	(0.3)	—
Issue Molson Coors stock options	—	5.4	—	—	—	5.4
Molson Coors balances at September 26, 2004	$ 0.9	$3,280.2	$ —	$ 71.5	$1,349.7	$4,702.3

(1) Exchange of 0.360 of a share of Molson Coors Class B common stock (or 0.360 of a Class B exchangeable share of Molson Coors Exchangeco (and ancillary rights)) for every Molson Class A non-voting share.

(2) Exchange of 0.126 of a share of Molson Coors Class A common stock (or 0.126 of a Class A exchangeable share of Molson Coors Exchangeco (and ancillary rights)) and 0.234 of a share of Molson Coors Class B common stock (or 0.234 of a Class B exchangeable share of Molson Coors Exchangeco (and ancillary rights)) for every Molson Class B common share.

7. Pro Forma Adjustments (Continued)

(3) Coors restricted stock will vest upon the merger, in accordance with the plan's change-of-control provisions.

(4) Payment of special dividend in conjunction with merger transaction (see Note 7M).

In addition an exchange of Molson Coors options to purchase 0.360 of a share of Molson Coors Class B common stock for every Molson option outstanding will occur at the date of the merger transaction, and each Molson option will become fully vested upon the change-of-control. Upon completion of the merger, approximately 92,800,000 fully diluted shares of Molson Coors common stock and approximately 1,000 preferred shares of Molson Coors Exchangeco would have been outstanding as of September 26, 2004, including the shares of Molson Coors common stock issuable on exchange of exchangeable shares.

C Coors will incur approximately $27.2 million of direct merger transaction costs and assume liabilities of approximately $5.7 million related to Molson employee change-of-control payments, which are recognized as liabilities. Certain Coors executives have change-of-control agreements for which liabilities may be incurred as a result of the merger with Molson and in the event executives exercise their options under the change-of-control agreements. No executives have, as yet, expressed interest in exercising their options and, therefore, no liability has been accrued.

D To adjust for retirement plan amortization expense that will be eliminated as a result of purchase accounting, which requires recording the excess of the projected benefit obligation over the fair value of the plan assets as a liability, thus eliminating amortization of previously unamortized balances. Expense reduction has been allocated 65% to cost of goods sold and 35% to marketing, general and administrative expenses.

E As described in Notes 6 "f" and "g," Coors owns two joint ventures with Molson – Coors Canada and Molson USA – that have been accounted for using the equity method of accounting by Coors. Coors was required to adopt FIN 46 beginning the thirty-nine week period ended September 26, 2004 and determined that consolidation of its investments in Coors Canada and Molson USA was not required. Adjustment E reflects the consolidation of the Molson USA and Coors Canada joint ventures for all periods, as these would be wholly-owned subsidiaries of Molson Coors as a result of the merger transaction.

F The pro forma income tax adjustments to the unaudited pro forma condensed combined income statements are comprised of the following amounts:

	(Expense) Benefit U.S. $ Millions	
	Thirty-nine weeks ended September 26, 2004	Year ended December 28, 2003
Proforma adjustment at 39% tax rate	$ 32.2	$ 31.9
Items not tax effected	0.8	0.5
U.S. Tax on Molson's earnings	(14.7)	(19.6)
Pro forma tax adjustment	$ 18.3	$ 12.8

Items not tax effected included losses in the Brazilian operations as there is not sufficient certainty as to their future use, and those related to stock appreciation rights where Canadian tax law does not provide a tax deduction. The adjustment for U.S. tax on Molson's earnings reflects Coors historical accounting policy of not permanently reinvesting earnings.

7. Pro Forma Adjustments (Continued)

Pro forma adjustments to the unaudited pro forma condensed combined income statements are tax effected at the combined U.S. federal and state statutory rate of 39%, and include an adjustment to reflect the tax expense related to Molson earnings at the U.S. statutory rate totaling $14.7 million and $19.6 million for the thirty-nine weeks ended September 26, 2004 and the year ended December 28, 2003, respectively. The application of the U.S. federal and state statutory rate to the Molson earnings reflects the expectation that Molson Coors will not elect to permanently reinvest earnings. Coors expects to elect for U.S. tax purposes to step up the U.S. tax basis in the Molson assets. The effect of this election to provide U.S. deferred tax on Molson earnings is reflected in the pro forma adjustments to the unaudited pro forma condensed combined balance sheet. The pro forma adjustment on the unaudited pro forma condensed combined balance sheet reflects the establishment of a deferred tax liability and, as a result of the step up election, a deferred tax asset for the tax effect of the difference between the Canadian tax basis and the estimated fair market value of the acquired net assets. In connection with this adjustment, we have recorded a $45.0 million valuation allowance to reduce the amount of the deferred tax asset to the amount that is more likely than not to be realized.

Currently, Molson and Coors are partners in a separate partnership that manufacturers, markets and sells Coors beer in Canada. In connection with the closing of the Plan of Arrangement and the implementation of plans to achieve synergies, Molson and Coors anticipate undertaking a reorganization to combine their respective businesses in Canada into a single partnership. Through a number of steps, a new partnership will be formed that will carry on the business currently being carried on by the Molson Canada partnership and the Coors Canada partnership. It is anticipated that all the assets and liabilities of the two existing partnerships on the date of the reorganization will be combined into the new partnership. It is also anticipated that steps necessary to integrate the Molson Coors partnership to import and distribute beer into the U.S. into Coors U.S. operations would also be taken. In connection with these activities, a deferred tax liability of approximately Cdn.$195.0 (U.S.$154.8) would have been due and payable at September 26, 2004 and is classified as a current liability in the pro forma balance sheet.

G The amortization of Molson's identifiable intangible assets (brand assets and distribution agreements) having finite lives is reflected as a pro forma adjustment to the unaudited pro forma condensed combined income statements. The combined company expects to amortize the estimated fair value of the identified intangibles with finite lives of approximately $474.8 million on a straight-line basis over an estimated, average useful life of 7.5 years for brand assets and Canadian distribution arrangements and over 17 years for the Brazilian distribution arrangement. In addition, Molson Coors expects to amortize the estimated $979.9 million fair value of Molson's tangible assets on a straight-line basis over an estimated, average useful life of 25 years for real property and 11 years for machinery and equipment. Upon finalization of all asset valuations, specific useful lives will be assigned to the acquired assets, and depreciation and amortization will be adjusted accordingly. The net effect of this increased amortization and depreciation of $51.5 million and $76.9 million for the thirty-nine weeks ended September 26, 2004 and the year ended

Notes to Unaudited Pro Forma Condensed Combined Financial Statements (Continued)

7. Pro Forma Adjustments (Continued)

December 28, 2003, respectively, is reflected in the unaudited pro forma condensed combined income statements as follows (in millions):

	Thirty-nine weeks ended September 26, 2004	Year ended December 28, 2003
Cost of goods sold—depreciation	$ 4.2	$14.2
Marketing, general and administrative expenses		
Depreciation	0.7	2.5
Amortization	46.6	60.2
Total additional amortization and depreciation of finite lived intangible assets and properties	$51.5	$76.9

The following represents Molson's preliminary identifiable intangible assets at their estimated fair values at September 26, 2004 (in millions):

Intangible Assets—Finite Lived	
Brand Assets	$ 139.7
Distribution Arrangements	335.1
	474.8
Intangible Assets—Indefinite Lived	
Brand Assets	2,480.3
Distribution Arrangements	477.9
Total Intangible Assets	$3,433.0

For every $10 million of goodwill or indefinite lived intangibles that could be reclassified to amortizable assets, as a result of the final valuations and completion of the purchase price allocations, the annual effect on amortization would be approximately $1.3 million based on a weighted average amortization period of 7.8 years.

H Represents amortization of debt premium of $35.8 million resulting from recording assumed Molson debt at its estimated fair value based on public market quotes on September 26, 2004.

I Issuance of 1,000 Molson Coors Exchangeco Class C preferred shares with a redemption value of U.S.$1,000 per share for investment banking services provided to Coors and rendered in connection with the merger transaction. These preferred shares are classified as a long-term liability due to mandatory redemption features.

J Molson amortizes a deferred gain to revenues related to a previous merger's purchase accounting. This adjustment reverses the amortization benefit recognized in Molson's historical financial statements for pro forma purposes, as it is assumed that the amortization would no longer be recognized after the merger with Coors.

K Molson's U.S. GAAP income statement includes expense related to the amortization of stock appreciation rights. (See Note 6b) This adjustment reverses the amortization for pro forma

7. Pro Forma Adjustments (Continued)

purposes, as all remaining amortization would be accelerated upon a merger and will not have an impact on the combined company.

L Pro forma adjustments to goodwill include the following:

	(in millions)
Reversal of Molson's historical goodwill	$ (511.2)
Reclassification of Coors' historical goodwill related to its Molson USA investment	61.8
Residual goodwill recognized in purchase accounting	1,134.3
	$ 684.9

Coors accounts for its investment in Molson USA as an equity investment following APB 18. In accordance with APB 18, Coors includes residual goodwill related to Molson USA in its investment balance. After the completion of the merger transaction, Molson USA will be a wholly-owned subsidiary and accounted for on a consolidated basis and, as such, its historical goodwill will be reclassified from investment in joint ventures to goodwill.

M On November 4, 2004, Molson and Coors agreed to include a special dividend to Molson shareholders as part of the merger transaction. Molson Class A non-voting and Class B common shareholders, excluding Pentland Securities (1981), Inc., a company owned by Eric Molson and Stephen Molson, will receive a special dividend of Cdn.$3.26 per share, or a total of approximately Cdn.$381 million (U.S.$316 million). For purposes of preparing the pro forma financial statements we have assumed that the estimated dividend of U.S.$316 million will be funded through debt which has been reflected in the unaudited pro forma condensed combined balance sheet as long-term debt. The unaudited pro forma condensed combined income statements have been adjusted to reflect an estimated 3.60% fixed annual interest rate on this debt. The interest rate is management's best estimate of currently available rates and is based upon 3-year Treasuries, plus 50 basis points.

8. Unaudited Pro Forma Income Per Share

The following table sets forth the computation of unaudited pro forma basic and diluted income per share (in millions, except per share information):

	Thirty-nine Weeks Ended September 26, 2004		Year Ended December 28, 2003	
	Shares	Income per Share	Shares	Income per Share
Historical Coors basic weighted average shares	37.1		36.3	
Incremental shares issued in the merger	46.0		46.0	
Pro forma combined basic weighted average shares	83.1	$1.26	82.3	$3.52
Historical Coors diluted weighted average shares	37.8		36.6	
Other pro forma dilutive securities (stock options)	1.6		0.9	
Incremental shares issued in the merger	46.0		46.0	
Pro forma combined diluted weighted average shares	85.4	$1.22	83.5	$3.46

Other potentially dilutive securities totaling 1.8 million and 4.9 million in the nine months ended September 26, 2004 and the year ended December 28, 2003 were excluded from the per share calculations above, because of their anti-dilutive effect. The additional securities consist of stock options.

9. Subsequent Events

As part of Molson's continuing strategic review of the Brazilian operations, on October 28, 2004, the Board of Directors of Molson approved the closure of the Queimados plant. Molson will record a charge of approximately Cdn.$50 million (U.S.$40 million) against earnings in the coming quarters, relating to the closure of the Queimados brewery and the right-sizing organization including sales centers.

The earnings charge relating to the plant closure, which is estimated at Cdn.$35 million (U.S.$28 million), will consist mainly of a fixed asset write down. These restructuring costs have not been accrued in the pro forma financial statements.

Information Concerning Molson Coors Exchangeco

Molson Coors Exchangeco

Molson Coors Canada Inc., a subsidiary of Coors through which Coors has conducted its Canadian operations, formerly Coors Canada Inc., is referred to in this document as "Molson Coors Exchangeco" or "Exchangeco". Molson Coors Exchangeco is a company incorporated under the CBCA and, as of the completion of the merger transaction, will have its registered offices located at 33 Carlingview, Toronto, Ontario, Canada, M9W 5E4.

Directors and Officers

The directors of Molson Coors Exchangeco, as of the completion of the merger transaction, will be Kevin Boyce, Kelly Brown and Robert Reese. The officers of Molson Coors Exchangeco, as of the completion of the merger transaction, will be Robert Reese (President) and Kelly Brown (Secretary).

Description of Exchangeable Shares of Molson Coors Exchangeco

The Class A exchangeable shares and Class B exchangeable shares will be issued by Molson Coors Exchangeco. The exchangeable shares will be substantially the economic equivalent of the corresponding shares of Molson Coors Class A and Class B common stock that a Molson shareholder would have received if the holder had elected to receive shares of Molson Coors common stock. Holders of exchangeable shares will also receive, through a voting trust, the benefit of Molson Coors voting rights, entitling the holder to one vote on the same basis and in the same circumstances as one corresponding share of Molson Coors common stock.

The exchangeable shares will be exchangeable at any time, at the option of the holder on a one-for-one basis for corresponding shares of Molson Coors common stock. As part of the arrangement, Molson Coors, Molson Coors Exchangeco and a trustee will enter into the voting and exchange trust agreement under which the trustee will be granted specified rights and will agree to specified obligations for the benefit of the holders of exchangeable shares. In addition, Molson Coors, Callco and Molson Coors Exchangeco will enter into the exchangeable share support agreement attached to this document as Annex E, under which, among other things, Molson Coors will agree to support the obligations of Molson Coors Exchangeco and Callco with respect to the exchangeable shares. The tax consequences of receiving or holding exchangeable shares may differ significantly from the tax consequences of receiving or holding shares of Molson Coors common stock depending upon your particular circumstances. If you are a Canadian resident for purposes of the *Income Tax Act* (Canada) or a partnership any member of which is a Canadian resident, you should consider carefully the tax consequences to you in determining whether to elect to receive exchangeable shares or preferred shares that will be exchanged promptly for shares of Molson Coors common stock (or a combination of exchangeable shares and preferred shares that will promptly be exchanged for shares of Molson Coors Common Stock). See "Material Income Tax Consequences—Material Canadian Federal Income Tax Consequences to Molson Shareholders" beginning on page 144.

Based on the 0.360 exchange ratio, the former holders of Molson Class A non-voting shares will hold approximately • % of the Class B exchangeable shares and shares of Molson Coors Class B common stock in the aggregate, and the former holders of Molson Class B common shares will hold approximately • % of the Class A exchangeable shares and shares of Molson Coors Class A common stock in the aggregate and • % of the Class B exchangeable shares and shares of Molson Coors Class B common stock in the aggregate. Based upon the number of Molson Class A non-voting shares and Class B common shares outstanding as of the record date, existing holders of Molson shares will ultimately (directly or indirectly) hold approximately • % of combined voting power of the Molson Coors Class A common stock and special Class A voting stock (the votes of which are directed by the holders of the Class A exchangeable shares) and • % of the combined voting power of the

Molson Coors Class B common stock and special Class B voting stock (the votes of which are directed by the holders of the Class B exchangeable shares), representing in the aggregate approximately 55% of the equity of Molson Coors. See "Elections Available to Molson Securityholders—Procedures for Election and Exchange of Share Certificates" beginning on page 171, for procedures to be followed in order to obtain certificates representing the exchangeable shares and the shares of Molson Coors common stock issuable under the arrangement.

Fractional Shares

No certificates representing fractional shares will be delivered in exchange for Molson shares under the arrangement. Each person entitled to a fractional interest in an exchangeable share or in a share of Molson Coors common stock will receive a cash payment from the depositary equal to a pro rata portion of the net proceeds after expenses received by the depositary upon the sale of whole shares representing an accumulation of all fractional interests in exchangeable shares, or shares of Molson Coors common stock, to which that person would otherwise be entitled.

Optional Retraction, Redemption and Call Rights; Purchase for Cancellation

Optional Retraction of Exchangeable Shares. If you become a holder of exchangeable shares, you will be entitled at any time to require Molson Coors Exchangeco to redeem, subject to Callco's overriding call right, any or all of your exchangeable shares for a price per exchangeable share of one corresponding share of Molson Coors common stock and (provided that you hold the exchangeable share on the applicable dividend record date), on the payment date for any declared and unpaid dividends, an amount in cash equal to such dividends on that exchangeable share.

In order to exercise this right, you must deliver to Molson Coors Exchangeco at its registered office or at an office of Molson Coors Exchangeco's transfer agent, among other things, a written retraction request and the certificates representing the exchangeable shares to be redeemed. You must state in your request the business day on which you desire Molson Coors Exchangeco to redeem your exchangeable shares, which business day must be 10 to 15 business days after your request is received by Molson Coors Exchangeco. If you fail to specify a business day in your request, the retraction date will be the 15th business day after your request is received by Molson Coors Exchangeco.

If you exercise this retraction right to require that Molson Coors Exchangeco redeem any of your exchangeable shares, Callco will have an overriding retraction call right, which is Callco's right to purchase all but not less than all of those exchangeable shares for a price per exchangeable share of one share of corresponding Molson Coors common stock and (provided that you hold the exchangeable share on the applicable dividend record date), on the payment date for any declared and unpaid dividends, an amount in cash equal to such dividends by Molson Coors Exchangeco on that exchangeable share. Upon receipt of your retraction request, Molson Coors Exchangeco will immediately notify Callco, which must then advise Molson Coors Exchangeco within five business days as to whether it will exercise its retraction call right. If Callco does not so advise, Molson Coors Exchangeco will notify you as soon as possible thereafter that Callco will not exercise its retraction call right. If Callco advises Molson Coors Exchangeco that Callco will exercise its retraction call right within the five business day period, then, the retraction request will be considered only to be an offer by you to sell the shares identified in your retraction request to Callco in accordance with Callco's retraction call right.

You may revoke your retraction request, in writing, at any time prior to the close of business of one business day before the contemplated date of retraction, in which case the exchangeable shares identified in the retraction request will not be purchased by Callco or redeemed by Molson Coors Exchangeco. Unless you revoke your retraction request, the shares identified in the retraction request will be purchased by Callco or redeemed by Molson Coors Exchangeco, as the case may be, and

Molson Coors Exchangeco or Callco, as the case may be, will send you (i) a certificate representing the aggregate number of corresponding shares of Molson Coors common stock, and (ii) on the payment date therfor, a check in an amount equal to the amount of the declared and unpaid dividends, if any, on the retracted or purchased exchangeable shares, less any amounts withheld on account of tax.

If, as a result of solvency requirements or applicable law, Molson Coors Exchangeco is not permitted to redeem all exchangeable shares identified in a retraction request, and Callco has not exercised its retraction call right, Molson Coors Exchangeco will redeem only those exchangeable shares tendered by you (rounded down to a whole number of shares) as would be permissible. In addition, the trustee, on your behalf, may require Molson Coors to purchase any exchangeable shares on the retraction date set forth in the retraction request under the exchange right under the voting and exchange trust agreement.

Redemption of Exchangeable Shares. On the redemption date for a class of exchangeable shares, Molson Coors Exchangeco will, subject to Callco's redemption call right, redeem all of the then outstanding exchangeable shares of the class for a price per exchangeable share of one corresponding share of Molson Coors common stock and an amount in cash equal to the declared and unpaid dividends, if any, on that exchangeable share. Molson Coors Exchangeco will provide the registered holders of exchangeable shares with at least 60 days prior written notice of the proposed redemption of the exchangeable shares by Molson Coors Exchangeco or the purchase of the exchangeable shares by Callco under the redemption call right described below.

Callco will have an overriding right to purchase on the redemption date all the outstanding exchangeable shares of the class of exchangeable shares being redeemed (other than those held by Molson Coors and its affiliates) for a price per exchangeable share of one share of corresponding Molson Coors common stock and an amount in cash equal to the declared and unpaid dividends, if any, on that exchangeable share held by a holder on any dividend record date which occurred prior to the date of purchase of such share by Callco.

To exercise this redemption call right, Callco must notify the transfer agent and Molson Coors Exchangeco of Callco's intention to exercise this right at least 60 days before the redemption date. The transfer agent will notify the exchangeable shareholders of the affected class as to whether or not Callco has exercised its redemption call right after the expiry of the period during which Callco can exercise its redemption call right. If Callco exercises its redemption call right, it will purchase on the redemption date all of the exchangeable shares of the affected class then outstanding (other than those held by Molson Coors and its affiliates).

The "redemption date" is, for either class of exchangeable shares, a date, if any, fixed by the Molson Coors Exchangeco board of directors after the date which is forty years after the effective date under the plan of arrangement. If fewer than 5% of the number of Class A exchangeable shares or Class B exchangeable shares (other than exchangeable shares held by Molson Coors or its affiliates) issued as a result of the arrangement are outstanding, the board of directors may elect to have Molson Coors Exchangeco redeem the applicable class of exchangeable shares.

On or after the redemption date, upon your delivery of the certificates representing the exchangeable shares and the other documents as may be required at an office of the transfer agent or the registered office of Molson Coors Exchangeco, Molson Coors Exchangeco or Callco will deliver consideration per exchangeable share a certificate representing the aggregate number of corresponding shares of Molson Coors common stock and a check in an amount equal to the amount of the declared and unpaid dividends, if any, on those shares of the relevant class, less any amounts withheld on account of tax.

Purchase for Cancellation. Subject to applicable law, Molson Coors Exchangeco may at any time and from time to time purchase for cancellation all or any part of the outstanding exchangeable shares.

Voting, Dividend and Liquidation Rights of Holders Exchangeable Shares; Withholding Rights

As part of the arrangement, Molson Coors, Molson Coors Exchangeco and the trustee will enter into the voting and exchange trust agreement. This summary is qualified in its entirety by reference to that agreement, which is attached to this document as Annex F.

Voting Rights with Respect to Molson Coors Exchangeco. Except as required by law and under the exchangeable share provisions, the holders of exchangeable shares are not entitled as such to receive notice of, attend or vote at any meeting of shareholders of Molson Coors Exchangeco. See "—Amendment and Approval" beginning on page 316.

Voting Rights with Respect to Molson Coors. Under the voting and exchange trust agreement, Molson Coors will issue one share each of special Class A voting stock and special Class B voting stock to the trustee for the benefit of the holders (other than Molson Coors and its affiliates) of corresponding exchangeable shares. Each share of Molson Coors special voting stock will have the number of votes, which may be cast at any meeting at which the corresponding class of Molson Coors stockholders are entitled to vote, equal to the then outstanding number of exchangeable shares of the relevant class (other than exchangeable shares held by Molson Coors and its subsidiaries).

Each exchangeable shareholder (other than Molson Coors and its subsidiaries) on the record date for any meeting at which corresponding Molson Coors stockholders are entitled to vote will be entitled to instruct the trustee to exercise one of the votes attached to the share of corresponding Molson Coors special voting stock for each exchangeable share held by the exchangeable shareholder. The trustee will exercise (either by proxy or in person) each vote attached to the share of corresponding Molson Coors special voting stock only as directed by the relevant exchangeable shareholder and, in the absence of instructions from an exchangeable shareholder as to voting, will not exercise those votes. An exchangeable shareholder may, upon instructing the trustee, obtain a proxy from the trustee entitling the exchangeable shareholder to vote directly at the relevant meeting the votes attached to the share of corresponding Molson Coors special voting stock to which the exchangeable shareholder is entitled.

The trustee will use reasonable efforts to forward to the holders of exchangeable shares of the relevant class the notice of each meeting at which the holders of shares of corresponding Molson Coors common stock are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the trustee to exercise the votes attaching to the share of corresponding Molson Coors special voting stock, on the same day as Molson Coors mails or otherwise sends the notice and materials to the holders of shares of corresponding Molson Coors common stock. The trustee will also send to the holders of exchangeable shares of the relevant class copies of all information statements, interim and annual financial statements, reports and other materials sent by Molson Coors to the holders of shares of corresponding Molson Coors common stock at the same time as the materials are sent to the Molson Coors stockholders. The trustee will also send to the holders of exchangeable shares of the relevant class all materials sent by third parties to the holders of shares of corresponding Molson Coors common stock (if received or known to have been received by Molson Coors), including dissident proxy circulars and tender and exchange offer circulars, as soon as reasonably practicable after the materials are delivered to the trustee.

Dividend Rights. If you become a holder of exchangeable shares, then you will be entitled to receive, subject to applicable law, dividends as follows:

- in the case of a cash dividend declared on a corresponding share of Molson Coors common stock, in an amount in cash for each exchangeable share corresponding to the cash dividend declared on each corresponding share of Molson Coors common stock in U.S. dollars or in an equivalent amount in Canadian dollars;

- in the case of a stock dividend declared on a corresponding share of Molson Coors common stock to be paid in shares of Molson Coors common stock, in the number of exchangeable shares of the relevant class for each exchangeable share that is equal to the number of shares of corresponding Molson Coors common stock to be paid on each corresponding share of Molson Coors common stock; or
- in the case of a dividend declared on a corresponding share of Molson Coors common stock in any other type of property, in the type and amount of property as is economically equivalent as determined by Molson Coors Exchangeco's board of directors to the type and amount of property to be paid on each corresponding share of Molson Coors common stock.

The declaration date, record date and payment date for dividends on the exchangeable shares will be the same as the relevant date for the dividends on the shares of corresponding Molson Coors common stock. Molson Coors Exchangeco will pay additional amounts with respect to any dividends paid to a Canadian resident exchangeable shareholder in the event that any withholding taxes, other than Canadian federal or provincial withholding taxes, are imposed, directly or indirectly, in respect of the dividends. Subject to specified limitations, these additional amounts will be determined so that, on an after-tax basis, the Canadian resident holder receives the same amount that it would have received if no non-Canadian withholding taxes had been imposed. Exchangeco will not be required to pay additional amounts in respect of withholding taxes imposed at a rate in excess of the withholding tax rate applicable to payments of dividends to individuals under the Canada-U.S. Income Tax Convention.

Withholding Rights. Each of Molson Coors, Molson Coors Exchangeco, Callco and the trustee under the voting and exchange trust agreement will be entitled to deduct and withhold from any dividends or consideration otherwise payable to you, as a holder of exchangeable shares, any amount: (i) required to be deducted or withheld under the *Income Tax Act* (Canada), the United States Internal Revenue Code of 1986, as amended, or any provision of provincial, state, local or foreign tax law; or (ii) permitted to be withheld under Section 116 of the *Income Tax Act* (Canada) or any analogous provision of provincial law. Any amounts so withheld and paid to a taxing authority will be treated for all purposes as having been paid to you. To the extent that the amount so required or permitted to be deducted or withheld from any payment to you exceeds the cash portion of the amount otherwise payable to you, Molson Coors, Molson Coors Exchangeco, Callco and the trustee may sell or otherwise dispose of a portion of the consideration as is necessary to provide sufficient funds to Molson Coors, Molson Coors Exchangeco, Callco or the trustee, as the case may be, to enable it to comply with the deduction or withholding requirement or entitlement. Molson Coors, Molson Coors Exchangeco, Callco or the trustee must notify you of the sale and remit to you any unapplied balance of the net proceeds of that sale. The withholding rights of Molson Coors Exchangeco described in this paragraph do not reduce Molson Coors Exchangeco's obligation to pay additional amounts with respect to dividends to Canadian resident holders of exchangeable shares in the event non-Canadian withholding taxes are imposed as described under "—Dividend Rights" beginning on page 313.

Liquidation Rights with Respect to Molson Coors Exchangeco. In the event of the liquidation, dissolution or winding-up of Molson Coors Exchangeco or other distribution of the assets of Molson Coors Exchangeco for the purpose of liquidating its affairs, you will have, subject to applicable law and Callco's overriding liquidation call right, preferential rights to receive from Molson Coors Exchangeco for each exchangeable share of a class you hold, a corresponding share of Molson Coors common stock, plus the amount of all declared and unpaid dividends, if any, on that exchangeable share, less any amount withheld on account of tax. Upon the occurrence of a liquidation, dissolution or winding-up, Callco will have an overriding liquidation call right to purchase all of the outstanding exchangeable shares (other than exchangeable shares held by Molson Coors and its affiliates) from you on the liquidation date for the same consideration per share.

Upon the occurrence and during the continuance of an "insolvency event" (as defined in the following paragraph), you will be entitled to instruct the trustee under the voting and exchange trust agreement to exercise the exchange right with respect to any or all of the exchangeable shares you hold, and require Molson Coors to purchase these shares. As soon as practicable following the occurrence of an insolvency event or any event which may, with the passage of time and/or the giving of notice, become an insolvency event, Molson Coors Exchangeco and Molson Coors must, under the voting and exchange trust agreement, give written notice to the trustee. As soon as practicable after receiving notice, the trustee will notify you of the insolvency event and will advise you of your rights with respect to the exchange right. The purchase price payable by Molson Coors for each exchangeable share purchased under the exchange right will be equal to one corresponding share of Molson Coors common stock plus the amount of all declared and unpaid dividends, if any, on that exchangeable share, less any amount withheld on account of tax.

An "insolvency event" means:

- the institution by Molson Coors Exchangeco of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of Molson Coors Exchangeco to the institution of bankruptcy, insolvency or winding-up proceedings against it;
- the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and Molson Coors Exchangeco's failure to contest in good faith the proceedings commenced in respect of Molson Coors Exchangeco within 30 days of becoming aware of the proceedings, or the consent by Molson Coors Exchangeco to the filing of the petition or to the appointment of a receiver;
- the making by Molson Coors Exchangeco of a general assignment for the benefit of creditors, or the admission in writing by Molson Coors Exchangeco of its inability to pay its debts generally as they come due; or
- Molson Coors Exchangeco not being permitted, under solvency requirements of applicable law, to redeem any retracted exchangeable shares under the exchangeable share conditions.

Liquidation Rights with Respect to Molson Coors. In order for the holders of exchangeable shares to participate on a pro rata basis with the holders of corresponding shares of Molson Coors common stock, on the fifth business day prior to the effective date of a Molson Coors liquidation event (a specified event relating to the voluntary or involuntary liquidation, dissolution, winding-up or other distribution of the assets of Molson Coors among its shareholders for the purpose of winding up its affairs), each exchangeable share (other than those held by Molson Coors and its affiliates) will automatically be exchanged for a share of the corresponding class of Molson Coors common stock plus the amount of all declared and unpaid dividends, if any, on that exchangeable share, less any amount withheld on account of tax. Upon your request and surrender of exchangeable share certificates, duly endorsed in blank and accompanied by those instruments of transfer that Molson Coors may reasonably require, Molson Coors will deliver to you certificates representing an equivalent number of corresponding shares of Molson Coors common stock, plus a check for the amount of those dividends, if any, for the exchangeable shares of the class exchanged by you under the automatic exchange right, less any amount withheld on account of tax.

Ranking

The Class A exchangeable shares and Class B exchangeable shares will rank *pari passu* and will be entitled, subject to the prior rights of the holders of any shares of Molson Coors Exchangeco which by their terms rank senior to the Class A exchangeable shares or Class B exchangeable shares, to a preference over Class A preferred shares, Class B1 preferred shares, Class B2 preferred shares, Class C

preferred shares, Class D preferred shares, Class A non-voting shares, Class B subordinate voting shares and Class C restricted voting shares of Molson Coors Exchangeco and any other shares of Molson Coors Exchangeco ranking junior to the exchangeable shares with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of Molson Coors Exchangeco, whether voluntary or involuntary, or any other distribution of the assets of Molson Coors Exchangeco, among its shareholders for the purpose of winding up its affairs.

The Molson Coors Exchangeco Class A non-voting shares, Class B subordinate voting shares and Class C restricted voting shares will be entitled, subject to the prior right of any Molson Coors Exchangeco preferred shares which by their terms rank senior to the Molson Coors Exchangeco Class A non-voting shares, Class B subordinate voting shares and Class C restricted voting shares, to a preference over the Molson Coors Exchangeco exchangeable shares and any other share ranking junior to the Molson Coors Exchangeco Class A non-voting shares, Class B subordinate voting shares and Class C restricted voting shares with respect to the payment of dividends; provided, however, that no class of Molson Coors Exchangeco shares other than the Class D preferred shares will rank in priority to the Molson Coors Exchangeco exchangeable shares with respect to the entitlement to the payment of dividends when dividends are declared and paid on corresponding Molson Coors common stock as described below under "—Restrictions on Molson Coors Exchangeco".

Restrictions on Molson Coors Exchangeco

Molson Coors Exchangeco may not take the following actions without the approval of the holders of exchangeable shares:

- pay any dividends on the Molson Coors Exchangeco Class A non-voting shares, Class B subordinate voting shares, Class C restricted voting shares, preferred shares or any other shares ranking junior to the exchangeable shares, other than stock dividends payable in Molson Coors Exchangeco Class A non-voting shares, Class B subordinate voting shares, Class C restricted voting shares, preferred shares or any other shares ranking junior to the exchangeable shares, as the case may be;
- redeem, purchase or make any capital distribution in respect of Molson Coors Exchangeco Class A non-voting shares, Class B subordinate voting shares, Class C restricted voting shares, preferred shares or any other shares ranking junior to the exchangeable shares;
- redeem or purchase any other Molson Coors Exchangeco shares ranking equally with the exchangeable shares with respect to the payment of dividends or on any liquidation distribution; or
- issue any exchangeable shares or any other shares of Molson Coors Exchangeco ranking equally with, or superior to, the exchangeable shares with respect to the payment of dividends or on any liquidation distribution, other than by way of stock dividends to the holders of the exchangeable shares.

These restrictions will not apply at any time when the dividends on the outstanding exchangeable shares corresponding to dividends declared and paid on the shares of corresponding Molson Coors common stock have been declared and paid in full.

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the exchangeable shares may be added to, changed or removed only with the approval of the holders of the affected class of exchangeable shares. Any approval or consent to be given by the holders of a class of exchangeable shares will be deemed to have been sufficiently given if given in accordance with applicable law subject to a minimum requirement that the approval be evidenced by a resolution passed by not less than

66⅔% of the votes cast on that resolution at a meeting of the holders of exchangeable shares of the class duly called and held at which a quorum of holders of at least 25% of the then outstanding exchangeable shares of the class are present or represented by proxy. In the event that no quorum is present at that meeting within one-half hour after the time appointed for the meeting, then the meeting will be adjourned to the place and time (not less than five days later) as may be designated by the chairman of the meeting. At that adjourned meeting, the holders of exchangeable shares of the class present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed at the meeting by the affirmative vote of not less than 66⅔% of the votes cast on the resolution will constitute the approval or consent of the holders of exchangeable shares of the class.

Conversion of Class A Exchangeable Shares

Class A exchangeable shareholders may, at any time and from time to time at their election convert any or all Class A exchangeable shares they hold into Class B exchangeable shares on a one-for-one basis, equitably adjusted in the event of any recapitalization of outstanding Class A exchangeable shares or Class B exchangeable shares, or in the event of any merger, consolidation or other reorganization of Molson Coors Exchangeco with another corporation.

To effect the conversion, a Class A exchangeable shareholder must deliver at an office of the transfer agent (i) a written notice to convert Class A exchangeable shares, specifying the number of shares to be converted, and (ii) the certificate or certificates representing those shares. The notice of conversion, once delivered to the transfer agent, will be irrevocable. As promptly as practicable after receipt by the transfer agent of the notice of conversion and the certificate or certificates, the transfer agent will, on behalf of Molson Coors Exchangeco, issue and deliver to the holder a certificate or certificates for the number of Class B exchangeable shares issuable upon the conversion. In the event of a conversion of a certificate or certificates in part, the transfer agent will also issue, on behalf of Molson Coors Exchangeco, to the holder a certificate or certificates for the number of Class A exchangeable shares not being so converted. A conversion will be deemed to have been consummated immediately prior to the close of business on the date the transfer agent receives the notice of conversion, or if the date of the transfer agent's receipt is not a business day, then the next business day. Upon the conversion of any Class A exchangeable shares into Class B exchangeable shares, those Class A exchangeable shares will be canceled.

Conversion of Class B Exchangeable Shares

Conversion Right of Class B Exchangeable Shareholders. Subject to the conditions explained below, if an "exclusionary offer" is made, each outstanding Class B exchangeable share will be convertible into one Class A exchangeable share at the option of the holder during the period a holder of shares of Molson Coors Class B common stock has the right to convert its shares into shares of Molson Coors Class A common stock under the provisions of Molson Coors' restated certificate of incorporation as described under "Description of the Molson Coors Capital Stock—Common Stock Conversion Rights" beginning on page 283. These conversion rights are exercisable for purposes of depositing the resulting Class A exchangeable share to the exclusionary offer and intended to provide protections to holders of Class B exchangeable shares and Molson Coors Class B common stock in the event of an exclusionary offer.

Exclusionary Offer. An "exclusionary offer" under the exchangeable provisions and the Molson Coors restated certificate of incorporation is an offer to purchase shares of Molson Coors Class A common stock or an offer to purchase shares of Molson Coors Class A common stock and/or Class A exchangeable shares that:

- (A) must, by reason of applicable securities laws or the requirements of a stock exchange on which shares of Molson Coors Class A common stock are listed, be open to all or substantially all holders of shares of Molson Coors Class A common stock or (B) would, if the offer were made in Canada or a province of Canada, be required to be made to all or substantially all holders of shares of Molson Coors Class A common stock resident in Canada or a province of Canada by reason of applicable securities laws of Canada or a province of Canada, the requirements of a stock exchange on which shares of Molson Coors Class A common stock are listed or the requirements of the CBCA; and
- is not made concurrently with an offer to purchase shares of Molson Coors Class B common stock or shares of Molson Coors Class B common stock and Class B exchangeable shares that is identical to a concurrent offer to purchase shares of Molson Coors Class A common stock or Molson Coors Class A common stock and Class A exchangeable shares in terms of price per share and percentage of outstanding shares to be purchased (exclusive of shares owned immediately prior to the offer by the offeror) and in all other respects (except with respect to the conditions that may be attached to the offer), and having no conditions other than the right not to purchase and pay for shares of Molson Class B common stock or shares of Molson Coors Class B common stock and Molson Coors Class B exchangeable shares tendered if no shares of Molson Coors Class A common stock or shares of Molson Coors Class A common stock and Class A exchangeable shares are purchased under the offer for shares of Molson Coors Class A common stock or shares of Molson Coors Class A common stock and Class A exchangeable shares.

Notice of Exclusionary Offer. A holder of Class B exchangeable shares is entitled to receive from the trustee under the voting and exchange trust agreement, a notice advising it that the conversion right of Class B exchangeable shareholders has come into effect as soon as reasonably practicable after the trustee's receipt from Molson Coors of a notice advising that the equivalent conversion right of holders of shares of Molson Coors Class B common stock has come into effect. The trustee's notice to Class B exchangeable shareholders will include:

- a description of the conversion procedure including the election procedures described below;
- a copy of the exclusionary offer and any other materials received by Molson Coors in respect of the offer;
- the form of conversion notice; and
- the arrangements and procedures, if any, put in place by Molson Coors or its transfer agent to ensure that the Class B exchangeable shareholders may participate in the exclusionary offer without being required to retract exchangeable shares (or if so required, to ensure that any retraction is conditional upon and is only effective if the corresponding shares of Molson Coors common stock tendered or deposited under the offer are taken up). Molson Coors will agree under the exchangeable share support agreement to use its commercially reasonable efforts to expeditiously and in good faith put in place these procedures or to cause its transfer agent to put in place these procedures.

The Class B conversion right will not come into effect if holders of over 50% in the aggregate of the outstanding Class A exchangeable shareholders and shares of Molson Coors Class A common stock provide Molson Coors and its transfer agent with a certificate, which we refer to as a blocking certificate, which is not subsequently withdrawn, as provided under the Molson Coors restated certificate of incorporation, that they are not making or acting jointly or in concert with another person to make the exclusionary offer and will not accept the exclusionary offer. See "Description of the Molson Coors Capital Stock—Common Stock Conversion Rights" beginning on page 283. In the voting trust agreements, the Coors Trust and Pentland, which will hold more than 50%, in the aggregate, of the Molson Coors Class A common stock and Class A exchangeable shares, have agreed to deliver a certificate blocking any conversion rights in the event of an exclusionary offer and to not take any action contrary to that blocking certificate.

Conversion of Class B Exchangeable Shares and Molson Coors Class B Common Stock and Participation in the Exclusionary Offer. If the conversion right has come into effect, a Class B exchangeable shareholder can exercise its Class B conversion right by providing:

- notice in writing given to the transfer agent accompanied by the share certificate or certificates representing the Class B exchangeable shares which the holder desires to convert and specifying the number of Class B exchangeable shares which the holder desires to have converted,
- in the case of an exclusionary offer for shares of Molson Coors Class A common stock only, sending with the conversion notice a retraction request under the exchangeable share provisions requesting Molson Coors Exchangeco to redeem the holder's newly converted Class A exchangeable shares which retraction will be conditional and effective only upon purchase by the offeror of the corresponding shares of Molson Coors Class A common stock (for more information see "—Optional Retraction, Redemption and Call Rights; Purchase for Cancellation—Redemption of Exchangeable Shares" beginning on page 312), and
- irrevocable elections (A) to tender the resulting shares of Molson Coors Class A common stock or the Class A exchangeable shares into the exclusionary offer subject to the holder's right to subsequently withdraw the tendered shares from the offer in accordance with the terms of the offer and applicable law, (B) to exercise the right to convert all Class A exchangeable shares and shares of Molson Coors Class A common stock that the holder withdraws from the offer or that are not purchased under the exclusionary offer into Class B exchangeable shares or shares of Molson Coors Class B common shares, respectively, under the terms of the exchangeable share provisions or Article Fifth of Molson Coors' restated certificate of incorporation, respectively, and (C) to appoint the Molson Coors Exchangeco or Molson Coors' transfer agent, as the case may be, as agent of the holder for the purpose of holding and tendering certificates representing the corresponding Class A exchangeable shares or shares of Molson Coors Class A common stock. Any elections (as set forth in (B)) must state that the conversion of Molson Coors Class A common stock into Molson Coors Class B common stock and the conversion of Class A exchangeable shares into Class B exchangeable shares becomes effective at the time the right of withdrawal is exercised.

Any conversion into Molson Coors Class B common stock or Class B exchangeable shares under the election in clause (B) above becomes effective, if the right of withdrawal is not exercised, immediately following the time by which the person making the exclusionary offer is required but fails to pay for the shares under the exclusionary offer or, if the exclusionary offer is abandoned or withdrawn, at the time at which the offer is abandoned or withdrawn.

Molson Coors Exchangeco must use its commercially reasonable efforts to expeditiously and in good faith put in place procedures to ensure that any retraction of exchangeable shares required to participate in an exclusionary offer is conditional upon and is only effective if the corresponding shares of Molson Coors common stock tendered or deposited under the offer are taken up or to cause its transfer agent to put in place these procedures. However, those procedures may not be available without the cooperation of the party making the exclusionary offer.

If the exclusionary offer is for Molson Coors Class A common stock only, the Class B exchangeable shareholder must send a copy of the above notice and elections to the Molson Coors transfer agent.

The Class B exchangeable shareholder will pay any governmental or other tax imposed on or in respect of the conversion into Class A exchangeable shares.

Upon receipt by the Molson Coors Exchangeco transfer agent of the notice and share certificate or certificates, Molson Coors Exchangeco will issue or cause to be issued a share certificate representing fully-paid Class A exchangeable shares as prescribed above and in accordance with certain other

specified conditions. If less than all the Class B exchangeable shares represented by any stock certificate are to be converted, the holder will be entitled to receive a new stock certificated representing in the aggregate the number of Class B exchangeable shares represented by the original stock certificate that are not to be converted. However, the share certificates representing Class A exchangeable shares will be tendered, by the transfer agent into an exclusionary offer in accordance with the instructions referred to in subparagraph (C) above.

Upon the shares of Molson Coors Class A common stock or Class A exchangeable shares tendered or deposited under an exclusionary offer being taken up, the transfer agent will deliver to the former holders of Class B exchangeable shares all consideration paid by the offeror under the exclusionary offer in respect of the shares of Molson Coors Class A common stock or Class A exchangeable shares, less any amounts withheld on account of tax.

Exchangeable Share Support Agreement

This section of the document describes the material provisions of the exchangeable share support agreement but does not purport to describe all of the terms of this agreement. The following summary is qualified in its entirety by reference to the complete text of the exchangeable share support agreement, which is attached as Annex E to this document and is incorporated into this document by reference. We urge you to read the full text of the exchangeable share support agreement. The exchangeable share support agreement will provide that for so long as any exchangeable shares (other than exchangeable shares owned by Molson Coors or its affiliates) remain outstanding:

- Molson Coors will not declare or pay dividends on the corresponding shares of Molson Coors common stock unless Molson Coors ensures that Molson Coors Exchangeco is able to declare and pay and simultaneously declares or pays, as the case may be, an equivalent dividend on the corresponding exchangeable shares, or if the dividend is a stock dividend, Molson Coors Exchangeco effects, in lieu of that dividend, an economically equivalent subdivision of the corresponding exchangeable shares;
- Molson Coors will advise Molson Coors Exchangeco sufficiently in advance of the declaration of any dividend on the corresponding Molson Coors common stock and take all action reasonably necessary, in cooperation with Molson Coors Exchangeco, to ensure that the respective declaration date, record date and payment date for dividends on the corresponding exchangeable shares are the same as that for the dividend on the corresponding Molson Coors common stock;
- Molson Coors will ensure that the record date for any dividend declared on the Molson Coors common stock is not less than 10 business days after the declaration date of that dividend;
- Molson Coors will take all actions and do all things reasonably necessary or desirable to enable and permit Molson Coors Exchangeco, in accordance with applicable law, to:
  - pay any additional amounts to cover withholding taxes other than Canadian federal or provincial taxes as set forth in the exchangeable share provisions, and
  - perform its obligations arising upon the liquidation, dissolution or winding-up or any other distribution of the assets of Molson Coors Exchangeco among its shareholders for the purpose of winding-up its affairs or in the event of a retraction demand by a holder of exchangeable shares or a redemption of exchangeable shares on the redemption date, as the case may be, including all actions and things that are reasonably necessary or desirable to enable and permit Molson Coors Exchangeco to deliver corresponding shares of Molson Coors common stock to the holders of exchangeable shares and cash in respect of declared and unpaid dividends where obligated to do so;

- Molson Coors will take all actions and do all things reasonably necessary or desirable to enable and permit Callco, in accordance with applicable law, to perform its obligations arising upon the exercise by it of its overriding call rights, including all actions and things as are necessary or desirable to enable Callco to deliver corresponding Molson Coors common stock to the holders of exchangeable shares and cash in respect of declared and unpaid dividends where obligated to do so; and
- Molson Coors will not, and will ensure that Callco and its affiliates will not, exercise its vote as a shareholder to initiate the voluntary liquidation, dissolution or winding-up of Molson Coors Exchangeco or any other distribution of the assets of Molson Coors Exchangeco among its shareholders for the purpose of winding up its affairs nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of Molson Coors Exchangeco or any other distribution of the assets of Molson Coors Exchangeco among its shareholders for the purpose of winding up its affairs.

The exchangeable share support agreement will provide that Molson Coors will take all necessary or desirable actions to ensure that the corresponding shares of Molson Coors common stock delivered for exchangeable shares will be freely tradable, including, if necessary, registering the corresponding shares of Molson Coors common stock under applicable securities laws and maintaining the listing or quotation of the corresponding shares of Molson Coors common stock for trading on all stock exchanges and quotation systems where the outstanding corresponding shares of Molson Coors common stock are then listed and quoted.

The exchangeable share support agreement will also provide that, so long as any exchangeable shares (other than those held by Molson Coors or its affiliates) are outstanding, Molson Coors will not, without the prior approval of Molson Coors Exchangeco and the holders of the affected class of exchangeable shares:

- issue or distribute to all or substantially all the holders of corresponding shares of Molson Coors common stock:
  - corresponding shares of Molson Coors common stock (or securities exchangeable for or convertible into or carrying rights to acquire corresponding shares of Molson Coors common stock by) by way of stock dividend or other distribution (other than to holders of corresponding shares of Molson Coors common stock who exercise an option to receive those securities in lieu of receiving a cash dividend);
  - rights, options or warrants to subscribe for or purchase any corresponding shares of Molson Coors common stock (or securities exchangeable for or convertible into or carrying rights to acquire corresponding shares of Molson Coors common stock);
  - other securities of Molson Coors;
  - evidences of indebtedness or other assets of Molson Coors; or
  - assets of Molson Coors;
- subdivide, redivide, reduce, consolidate, combine or otherwise change the then outstanding corresponding shares of Molson Coors common stock into a different number of corresponding shares of Molson Coors common stock; or
- reclassify or otherwise change the corresponding shares of Molson Coors common stock or effect an amalgamation, merger, reorganization or other transaction affecting corresponding shares of Molson Coors common stock,

unless the same or an economically equivalent distribution on or change to, or in the rights of the holders of, the relevant class of exchangeable shares is made simultaneously. Molson Coors will ensure

that the record date for any of the foregoing events (or the effective date if there is no record date) is not less than five business days after the date that Molson Coors announces the event. The board of directors of Molson Coors Exchangeco will determine, in good faith and in its sole discretion, "economic equivalence" for these purposes, and its determination, based upon the factors specified in the exchangeable share support agreement, will be conclusive and binding.

Under the exchangeable share support agreement, so long as any exchangeable shares (other than those held by Molson Coors or its affiliates) are outstanding, Molson Coors and its board of directors will be prohibited from proposing or recommending or otherwise effecting with the consent or approval of its board of directors any tender or share exchange offer, issuer bid, take-over bid or similar transaction with respect to Molson Coors Class A or Class B common stock, unless the holders of exchangeable shares (other than Molson Coors and its affiliates) participate in the transaction to the same extent on an economically equivalent basis as the holders of Molson Coors Class A common stock and Molson Coors Class B common stock, without discrimination. In addition, except in order to permit the board of directors of Molson Coors to fulfill its fiduciary duties under applicable law, Molson Coors and its board of directors will not approve or recommend any offer or transaction unless the holders of the affected class of exchangeable shares may participate without being required to retract their exchangeable shares.

In addition, subject to limited exceptions, Molson Coors will not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing corporation unless the rights of the holders of exchangeable shares are substantially preserved and not impaired in any material respect.

Molson Coors will agree to give due regard to taking the necessary action within its control (including taking into account the interest of holders of exchangeable shares) to ensure at all times that so long as any exchangeable shares are owned by any person other than Molson Coors or its affiliates, Molson Coors Exchangeco meets the solvency tests under the CBCA prescribed for the declaration of payment of dividends and the redemption of its shares so long as Molson Coors meets any comparable tests at that time.

Molson Coors will also agree that without the prior approval of Molson Coors Exchangeco and the holders of the affected class of exchangeable shares so long as any exchangeable shares are owned by any person other than Molson Coors or its affiliates, Molson Coors will remain the direct or indirect owner of at least 66⅔ of the outstanding voting shares of Molson Coors Exchangeco and Callco.

Molson Coors will agree under the exchangeable share support agreement not to exercise any voting rights attached to the exchangeable shares owned by it or any of its affiliates on any matter considered at meetings of holders of a class of exchangeable shares. Molson Coors will also agree to use its commercially reasonable best efforts:

- to maintain Molson Coors Exchangeco's status as a reporting issuer in good standing in all provinces and territories of Canada; and
- to maintain Molson Coors Exchangeco's qualifications to file a prospectus in the form of a short form prospectus in every province and territory of Canada, provided that the qualification can be maintained through the provision of the continuous disclosure and financial reporting information of Molson Coors filed with the SEC.

Molson Coors will agree to use its reasonable best efforts to ensure that Molson Coors Exchangeco:

- continues to be a "taxable Canadian corporation" and a public corporation, in each case for purposes of the *Income Tax Act* (Canada);
- maintains a "substantial Canadian presence" within the meaning of the *Income Tax Act* (Canada) if required for "foreign property" purposes; and
- maintains a listing for the exchangeable shares on a Canadian stock exchange.

Molson Coors will also agree to take all steps within its control that are necessary to ensure that:

- it will not become a "specified financial institution" within the meaning of the *Income Tax Act* (Canada), as it is proposed to be amended, subject to certain exceptions, so long as more than 10% of any class of exchangeable shares are owned by an original significant exchangeable shareholder (generally a holder who received more than 10% of the shares of any class of exchangeable shares under the arrangement) and the aggregate fair market value of all exchangeable shares owned by such original significant exchangeable shareholder, persons not dealing at arm's length with such shareholder and any trust of which such shareholder is a beneficiary, is at least $25 million;
- it will not become a "foreign investment entity" within the meaning of the *Income Tax Act* (Canada), as it is proposed to be amended, subject to certain exceptions, so long as more than 10% of the shares of any class of exchangeable shares or any class of Molson Coors common stock are held by an original significant Canadian shareholder (generally a holder who received more than 10% of the shares of any class of exchangeable shares or Molson Coors common stock, including those shares held by persons not dealing at arm's length with such shareholder) or any shares of any class of exchangeable shares or Molson Coors common stock in which there are fewer than 150 holders each holding Cdn.$500 worth of shares, and
- it will not become a "United States real property holding corporation" within the meaning of the United States Internal Revenue Code of 1986, as amended.

Molson Coors will also agree for so long as any exchangeable shares are owned by a person other than Molson Coors and its affiliates not to take any action relating to a liquidation or winding up of Molson Coors Exchangeco or merger or material reorganization of Molson Coors Exchangeco which would result, prior to the redemption date, in (i) the recognition under the *Income Tax Act* (Canada) of any accrued gain on a holder's exchangeable shares which was deferred as result of the consummation of the transactions under the combination agreement, (ii) dividends on the exchangeable shares being ineligible for the dividend gross-up and tax credit for individuals resident in Canada under the *Income Tax Act* (Canada) and inter-corporate dividend deduction for Canadian resident corporations under the *Income Tax Act* (Canada) or (iii) dividends on the exchangeable shares being subject to withholding tax, other than under Canadian or U.S. laws.

Molson Coors will agree to consider good faith requests relating to the future crystallizations of "safe income" attaching to exchangeable shares held by Canadian residents, at their cost, with a view toward accommodating reasonable requests. Molson Coors will also instruct its auditors to provide requesting shareholders (at each requesting shareholder's expense) with a calculation of "safe income" reasonably arrived at.

Molson Coors Exchangeco is required to notify Molson Coors and Callco of the occurrence of certain events, such as the liquidation, dissolution or winding-up of Molson Coors Exchangeco, and Molson Coors Exchangeco's receipt of a retraction request from a holder of Exchangeable Shares.

With the exception of administrative changes for the purpose of adding covenants that are not prejudicial to the rights and interests of the holders of exchangeable shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of each of Molson Coors, Molson Coors Exchangeco and Callco are of the opinion that the amendments are not prejudicial to the rights or interests of the holders of Exchangeable Shares), the exchangeable share support agreement may not be amended without the approval of the holders of exchangeable shares as set forth under "Information Concerning Molson Coors Exchangeco—Description of Exchangeable Shares of Molson Coors Exchangeco—Amendment and Approval" beginning on page 316.

Description of Other Classes of Molson Coors Exchangeco Share Capital

The following is a summary of all material provisions of Molson Coors Exchangeco's share capital other than the exchangeable share provisions described above.

Class A Non-Voting Shares

The Class A non-voting shares will be issued upon a conversion of Class A preferred shares or Class B1 preferred shares by a holder. Holders of Class A non-voting shares will not be entitled to receive notice of, attend, or vote at, meetings of shareholders of Molson Coors Exchangeco except as provided by applicable law. Subject to the prior rights of holders of any preferred shares of Molson Coors Exchangeco, holders of Class A non-voting shares will be entitled to receive any dividends as may be declared by the board of directors of Molson Coors Exchangeco (*pari passu* with the holders of Class B subordinate voting shares and Class C restricted voting shares), provided, however, that no class of Molson Coors Exchangeco shares other than the Class D preferred shares will rank prior to the Molson Coors Exchangeco exchangeable shares with respect to the entitlement to the payment of dividends when dividends are declared and paid on corresponding Molson Coors common stock as described above under "Restrictions on Molson Coors Exchangeco" beginning on page 316. Holders of Class A non-voting shares will be entitled upon any liquidation, dissolution or winding-up of Molson Coors Exchangeco, subject to the prior rights of the holders of the other classes of Molson Coors Exchangeco shares to receive the remaining property and assets of Molson Coors Exchangeco (*pari passu* with the holders of Class B subordinate voting shares and Class C restricted voting shares).

Class B Subordinate Voting Shares

The Class B subordinate voting shares will be issued upon a conversion of Class B2 preferred shares by a holder. Holders of Class B subordinate voting shares, Class C restricted voting shares and Class B2 preferred shares will vote together as a single class on all matters requiring shareholder approval (with each holder of Class B subordinate voting shares and Class B2 preferred shares entitled to one vote per share and each holder of Class C restricted voting shares entitled to [5,000] votes per share) except (a) holders of Class B subordinate voting shares and Class B2 preferred shares will have, voting together as a single class, 25% of the total votes entitled to be cast for the election of directors of Molson Coors Exchangeco, and (b) where voting as a separate class is required by applicable law. The terms and conditions attaching to the Class B subordinate voting shares will otherwise be identical to those which attach to the Class A non-voting shares.

Class C Restricted Voting Shares

The Articles of Incorporation of Molson Coors Exchangeco will be amended prior to the effective time of the arrangement in order to change the name of the current ordinary common shares of Molson Coors Exchangeco to "Class C restricted voting shares" and to otherwise revise the terms and conditions of the common shares to conform to the description in this paragraph. Holders of Class C restricted voting shares, Class B subordinate voting shares and Class B2 preferred shares will vote

together as a single class on all matters requiring shareholder approval (with each holder of Class C restricted voting shares entitled to [5,000] votes per share and each holder of Class B subordinate voting shares and Class B2 preferred shares entitled to one vote per share; upon the completion of the merger transaction, holders of Class C restricted voting shares will control • % of the voting rights in respect of these matters, assuming that all holders of Molson Class A non-voting shares and Class B common shares receive only preferred shares of Molson Coors Exchangeco) except (a) holders of Class B subordinate voting shares and Class B2 preferred shares will have, voting together as a single class, 25% of the total votes entitled to be cast for the election of directors of Molson Coors Exchangeco, and (b) where voting as a separate class is required by applicable law. The terms and conditions attaching to the Class C restricted voting shares will otherwise be identical to those which attach to the Class A non-voting shares.

At the effective time of the arrangement, all of the Class C restricted voting shares will be indirectly held by Molson Coors through two holding companies incorporated under the laws of Colorado.

Class A Preferred Shares

A holder of Class A preferred shares will not be entitled to receive notice of, attend, or vote at, meetings of shareholders of Molson Coors Exchangeco except as provided by applicable law.

During any year, a holder of Class A preferred shares will be entitled to receive, if and when declared by the board of directors of Molson Coors Exchangeco, an annual dividend per share equal to the sum of (a) a fixed amount equal to 0.01% of the liquidation value of the share, plus (b) an additional amount equal to (i) the per share amount of any dividends declared on the Class C restricted voting shares during the particular year, multiplied by (ii) the number of Class A non-voting shares that the holder would have received had the holder converted its Class A preferred shares into Class A non-voting shares immediately after the effective time of the arrangement. Subject to any future reduction of capital in respect of Class A preferred shares, the liquidation value of each Class A preferred share will be fixed at an amount equal to the current market price of a share of Coors Class A common stock determined immediately prior to the effective time of the arrangement. Upon any liquidation, dissolution or winding-up of Molson Coors Exchangeco, a holder of Class A preferred shares will be entitled to receive the liquidation value of the shares plus the fixed portion of any declared but unpaid dividends.

Each Class A preferred share will be convertible at any time by a holder into a number of Class A non-voting shares determined by dividing (A) the sum of the liquidation value of one Class A preferred share at that time plus the fixed portion of any declared and unpaid dividends thereon by (B) the fair market value of a Class A non-voting share at that time. Subject to applicable law, each Class A preferred share will be redeemable by Molson Coors Exchangeco at any time for a redemption price equal to its liquidation value at that time plus the fixed portion of any declared and unpaid dividend, provided that Molson Coors Exchangeco may not redeem Class A preferred shares at a time when it is in default of any term, condition or obligation attaching to the exchangeable shares or if the redemption would cause Molson Coors Exchangeco to be in default of any term, condition or obligation attaching to the exchangeable shares.

The Class A preferred shares will rank:

- in respect of dividends, before the Class A non-voting shares, Class B subordinate voting shares, Class C restricted voting shares, Class C preferred shares and all classes of Molson Coors Exchangeco exchangeable shares, and *pari passu* with the Class B1 preferred shares, Class B2 preferred shares and Class D preferred shares, provided, however, that no class of Molson Coors Exchangeco shares other than the Class D preferred shares will rank in priority to the Molson Coors Exchangeco exchangeable shares with respect to the entitlement to the payment of

dividends when dividends are declared and paid on corresponding Molson Coors common stock as described above under "Restrictions on Molson Coors Exchangeco"; and

- on any liquidation, dissolution or winding-up of Molson Coors Exchangeco, before the Class A non-voting shares, Class B subordinate voting shares and Class C restricted voting shares, and *pari passu* with the Class B1 preferred shares, Class B2 preferred shares and Class D preferred shares, and after all classes of exchangeable shares and the Class C preferred shares.

Class B1 Preferred Shares

With the exception of liquidation value (which, in the case of the Class B1 preferred shares will be equal to Cdn.$10 (subject to any future reduction of capital by Molson Coors Exchangeco) and any entitlement of a holder that is calculated by reference to the liquidation value, the terms and conditions of the Class B1 preferred shares will be identical to the terms and conditions of the Class A preferred shares.

Class B2 Preferred Shares

The terms and conditions of the Class B2 preferred shares will be identical to the terms and conditions of Class A and Class B1 preferred shares, with the following exceptions:

- holders of Class B2 preferred shares, Class B subordinate voting shares and Class C restricted voting shares will vote together as a single class on all matters requiring shareholder approval (with each holder of Class B2 preferred shares and Class B subordinate voting shares entitled to one vote per share and each holder of Class C restricted voting shares entitled to [5,000] votes per share) except (a) holders of Class B2 preferred shares and Class B subordinate voting shares will have, voting together as a single class, 25% of the total votes entitled to be cast for the election of directors of Molson Coors Exchangeco, and (b) where voting as a separate class is required by applicable law;

- during any year, a holder of Class B2 preferred shares will be entitled to receive, if and when declared by the board of directors of Molson Coors Exchangeco, an annual dividend per share equal to the sum of (a) a fixed amount equal to 0.01% of the liquidation value of such share, plus (b) an additional amount equal to (i) the per share amount of any dividends declared on the Class C restricted voting shares during the particular year, multiplied by (ii) the number of Class B subordinate voting shares that the holder would have received had the holder converted its Class B2 preferred shares into Class B subordinate voting shares immediately after the effective time of the arrangement;

- subject to any future reduction of capital by Molson Coors Exchangeco, the liquidation value of each Class B2 preferred share will be fixed at an amount equal to the fair market value of a share of Coors Class B common stock determined immediately before the effective time of the arrangement, less Cdn.$10 (being the liquidation value of a Class B1 preferred share); and

- each Class B2 preferred share will be convertible at any time by a holder into a number of Class B subordinate voting shares determined by dividing (A) the sum of the liquidation value of one Class B2 preferred share at that time plus the fixed amount portion of any declared and unpaid dividends thereon, by (B) the fair market value of a Class B subordinate voting share at that time.

Class C Preferred Shares

The holders of Class C preferred shares will not be entitled to receive notice of, attend, or vote at, meetings of shareholders of Molson Coors Exchangeco except as provided by applicable law. A holder of Class C preferred shares will be entitled to receive, if and when declared by the board of directors

of Molson Coors Exchangeco, a fixed cumulative dividend in an amount equal to 6% of the liquidation value of those shares per annum, payable quarterly. The aggregate liquidation value of the Class C preferred shares will be fixed at U.S.$1,000,000. Upon any liquidation, dissolution or winding-up of Molson Coors Exchangeco, a holder of Class C preferred shares will be entitled to receive the total liquidation value of such shares plus the amount of any accrued and unpaid dividends.

The Class C preferred shares will be mandatorily redeemable by Molson Coors Exchangeco on the date which is five years following issuance (subject to the requirements that at the time of redemption Molson Coors Exchangeco not be in default of any term, condition or obligation attaching to the exchangeable shares, and that such redemption not cause Molson Coors Exchangeco to be in default of any term, condition or obligation attaching to the exchangeable shares) on payment of U.S.$1,000,000 plus the amount of any declared and unpaid dividends.

The Class C preferred shares will rank:

- in respect of dividends, before the Class A non-voting shares, Class B subordinate voting shares, Class C restricted voting shares and all classes of Molson Coors Exchangeco exchangeable shares, and after the Class A preferred shares, Class B1 preferred shares, Class B2 preferred shares and Class D preferred shares, provided, however, that no class of Molson Coors Exchangeco shares other than the Class D preferred shares will rank prior to the Molson Coors Exchangeco exchangeable shares with respect to the entitlement to the payment of dividends when dividends are declared and paid on corresponding Molson Coors common stock as described above under "Restrictions on Molson Coors Exchangeco" beginning on page 291; and
- on any liquidation, dissolution or winding-up of Molson Coors Exchangeco, before the Class A non-voting shares, Class B subordinate voting shares, Class C restricted voting shares, Class A preferred shares, Class B1 preferred shares, Class B2 preferred shares, Class D preferred shares, and after the Class A exchangeable shares and Class B exchangeable shares.

Class D Preferred Shares

The Class D preferred shares will be issuable from time to time in one or more series. Subject to Molson Coors Exchangeco's articles of incorporation, the board of directors of Molson Coors Exchangeco may, prior to issue, determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series as well as the number of shares of each series. With the exception of any matters with respect to which they are entitled to vote as a class by law, holders of Class D preferred shares are not entitled to vote at any Molson Coors Exchangeco shareholders' meetings.

The Class D preferred shares will rank:

- in respect of dividends, before the Class A non-voting shares, Class B subordinate voting shares, Class C restricted voting shares, Class C preferred shares and all classes of exchangeable shares, and *pari passu* with the Class A preferred shares, Class B1 preferred shares and Class B2 preferred shares; and
- on any liquidation, dissolution or winding-up of Molson Coors Exchangeco, before the Class A non-voting shares, Class B subordinate voting shares, Class C restricted voting shares, *pari passu* with the Class A preferred shares, Class B1 preferred shares, and Class B2 preferred shares, and after the Class C preferred shares and all classes of exchangeable shares.

Transfer Agent

The transfer agent and registrar for the exchangeable shares will be CIBC Mellon Trust Company at its offices in Halifax, Montréal, Toronto, Winnipeg, Regina, Calgary and Vancouver.

Listing

Coors and Molson have applied to the Toronto Stock Exchange for listing of the exchangeable shares and Class A, Class B1 and Class B2 preferred shares. The preferred shares will be delisted after the merger transaction since the only holder of these shares will be Callco.

Information Concerning Callco

Molson Coors Callco ULC, or Callco, is a company incorporated under the Companies Act (Nova Scotia) on September 9, 2004 for the purpose of implementing the merger transaction. Callco will hold certain call rights related to the exchangeable shares. To date, Callco has not carried on and, following the effective date of the merger transaction will not carry on, any business except in connection with its role as a party to the merger transaction. Callco is a wholly owned subsidiary of Coors and its registered office address is 800-1959 Upper Water Street, Halifax, Nova Scotia, Canada B3J 2X2.

Comparison of Shareholders' Rights

Upon completion of the merger transaction, Molson shareholders will no longer be shareholders of Molson and instead will hold shares of Class A common stock and/or Class B common stock of Molson Coors or corresponding classes of exchangeable shares of Molson Coors Exchangeco that are substantially economically equivalent to the Molson Coors common stock.

Canadian law and Molson's articles of amalgamation and bylaws govern Molson and its relations with its shareholders. Delaware law and Molson Coors' certificate of incorporation and bylaws will govern Molson Coors and its relations with its stockholders.

Although the rights and privileges of stockholders of a Delaware corporation are, in many instances, comparable to those of shareholders of a corporation organized under the CBCA, there are several differences. The following is a summary of the material differences in the rights of holders of Molson shares and Molson Coors common stock. These differences arise from the differences between Delaware law and the CBCA and between the Molson articles of amalgamation and bylaws and Molson Coors' certificate of incorporation and bylaws. This summary is not intended to be complete and is qualified in its entirety by reference to Delaware law, the CBCA and the governing corporate instruments of Molson and Molson Coors.

	Molson Shareholder Rights	Molson Coors Stockholder Rights
Authorized Capital Stock	• An unlimited number of Class A non-voting shares. • An unlimited number of Class B common shares. • An unlimited number of preference shares.	• 500,000,000 shares of Class A common stock, par value of U.S.$0.01. • 500,000,000 shares of Class B common stock, par value of U.S.$0.01. • One share of special Class A voting stock, par value of U.S.$0.01. • One share of special Class B voting stock, par value of U.S.$0.01. • 25,000,000 preferred shares, par value of U.S.$0.01, of which none are issued and outstanding as of the date of this document.
Dividends	• Molson's articles of amalgamation provide that holders of Class A non-voting shares are entitled to receive a dividend of Cdn.$0.033 per share before any dividends may be declared or paid on Class B common shares. Any further dividends declared in the same fiscal year must be declared and paid in equal amounts per share to the holders of Class A non-voting shares and Class B common shares. • Molson has historically paid quarterly dividends to holders of both outstanding classes of its shares in excess of Cdn.$0.033 per share.	Molson Coors' certificate of incorporation will provide that holders of common stock will be entitled to receive dividends (whether payable in cash or otherwise), if any, declared from time to time by the board of directors. Molson Coors' certificate of incorporation will provide that so long as any shares of Class B common stock are outstanding, no dividends may be declared or paid on any Class A common stock or Class B common stock unless at the same time a dividend of equal amount (or number in the case of a dividend paid in shares) per share is paid on both classes. The board of directors may declare dividends in the form of shares of common stock. Dividends payable in common stock to the holders of Class A common stock may be made in shares of Class A common stock or shares of Class B common stock. Dividends payable in common stock to the holders of Class B common stock may only be made in shares of Class B common stock.

	Molson Shareholder Rights	Molson Coors Stockholder Rights
		Molson Coors' bylaws will provide that a two-thirds vote of the full board (including vacancies) will be required to declare any dividend, except that any regular quarterly dividend payable on a date consistent with past practice and in an amount no greater than the amount paid in the immediately preceding fiscal quarters shall only require a majority vote of the board of directors.
Sources of Dividends	Under the CBCA, dividends may be declared at the discretion of the board of directors. Molson may pay dividends unless there are reasonable grounds for believing that (1) Molson is, or would after the payment be, unable to pay its liabilities as they become due, or (2) the realizable value of Molson's assets would, as a result of the dividend, be less than the aggregate of its liabilities and stated capital of all classes of shares.	Delaware law provides that dividends may be paid by a Delaware corporation either out of (1) surplus or (2) in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, except when the capital is diminished to an amount less than the aggregate amount of capital represented by issued and outstanding stock having a preference on the distribution of assets.
Vote Required for Certain Transactions	Under the CBCA, certain extraordinary corporate actions, such as amalgamations (other than with certain affiliated corporations), continuances and sales, leases or exchanges of all, or substantially all, of the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions and (if ordered by a court) arrangements, are required to be approved by "special resolution." • A "special resolution" is a resolution passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution or signed by all shareholders entitled to vote on the resolution. • In specified cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights. • In specified extraordinary corporate actions, all shares have a vote, whether or not they generally vote and, in certain cases, have separate class votes.	Under Delaware law, the affirmative vote of a majority of the outstanding stock entitled to vote is required for: • mergers; • consolidations; • dissolutions and revocations of dissolutions; and • sales of all or substantially all of the assets of the corporation. However, unless the certificate of incorporation requires otherwise, no vote will be required in connection with a merger where either: • the corporation's certificate of incorporation is not amended, the shares of stock of the corporation remain outstanding and the common stock of the corporation issued in the merger does not exceed 20% of the previously outstanding common stock; or • the merger is with a wholly owned subsidiary of the corporation for the purpose of forming a holding company and, among other things, the certificate of incorporation and bylaws of the holding company immediately following the merger will be identical to the certificate of incorporation and bylaws of the corporation prior to the merger.

Molson Shareholder Rights	Molson Coors Stockholder Rights
	The Molson Coors certificate of incorporation will provide that the affirmative vote of (1) the holders of a majority of the total voting power of the Class A common stock and special Class A voting stock (the votes of which are directed by the holders of the Class A exchangeable shares), voting as a single class, and (2) the holders of a majority of the total voting power of the Class B common stock and special Class B voting stock (the votes of which are directed by the holders of the Class B exchangeable shares), voting as a single class, will be required for: • any agreement of merger that requires stockholder approval under Delaware law or a statutory share exchange (but only to the extent that Delaware law is amended to provide for such a statutory share exchange); • any sale, lease or exchange of all or substantially all of the property and assets of Molson Coors (other than to or with any entity that is directly or indirectly wholly owned by Molson Coors) or any sale, lease or exchange of all or substantially all of the property and assets of any entity (A) of which Molson Coors, directly or indirectly, has the power to direct or cause the direction of the management and policies of the entity, whether through ownership of voting shares or interests, by contract or otherwise and (B) whose shares or other interests held by Molson Coors constitute all or substantially all of the property and assets of Molson Coors; • any proposal to dissolve Molson Coors or any proposal to revoke the dissolution of Molson Coors; or • amendments to the Molson Coors certificate of incorporation described under "—Amendment of Certificate of Incorporation" below. The Molson Coors certificate of incorporation will also provide that an affirmative vote of a majority of the votes entitled to be cast by the holders the Class A common stock and the special Class A voting stock (the votes of which are directed by the holders of the Class A exchangeable shares), voting together as a single class, is required for certain transactions as described under "Governance and Management of Molson Coors—Other Governance Matters—Voting Trust Agreements Among Principal Shareholders" beginning on page 134.

	Molson Shareholder Rights	Molson Coors Stockholder Rights
Amendment of Certificate of Incorporation	Under the CBCA, an amendment to the articles of incorporation generally requires approval by special resolution of the voting shares. Specified amendments may also require the approval of other classes of shares. If the amendment is of a nature affecting a particular class or series in a manner requiring a separate class or series vote, that class or series is entitled to vote on the amendment whether or not it otherwise carries the right to vote.	Generally, Delaware law provides that a corporation may amend its certificate of incorporation if (1) its board of directors has adopted a resolution setting forth the amendment proposed and declared its advisability, and (2) the amendment is adopted by the affirmative votes of a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding stock of each class entitled to vote on the amendment as a class. The Molson Coors certificate of incorporation will provide that the affirmative vote of the holders of a majority of the total voting power of both (1) the Class A common stock and special Class A voting stock (the votes of which are directed by the holders of the Class A exchangeable shares), voting as a single class, and (2) the Class B common stock and special Class B voting stock (the votes of which are directed by the holders of the Class B exchangeable shares), voting as a single class, is required for any amendment of the certificate of incorporation that requires stockholder approval under Delaware law and that would: • increase or decrease the aggregate number of the authorized shares of Class B common stock; • change the designations, preferences, limitations, or relative rights of any shares of Class B common stock; • change the shares of all or part of Class B common stock into a different number of shares of the same class; • increase the rights, preferences or number of authorized shares of any other class, or create any new class, that is equal or superior to Class B common stock with respect to distribution or dissolution rights; • other than in accordance with the provisions of the Molson Coors certificate of incorporation described under "—Conversion Rights and Coattails" exchange or reclassify any shares of Class B common stock into shares of another class, or exchange, reclassify or create the right of exchange of any shares of another class into shares of Class B common stock; or • limit or deny existing preemptive rights of, or cancel or otherwise affect rights to distributions or dividends that have accumulated but have not yet been declared on, any shares of Class B common stock.

	Molson Shareholder Rights	Molson Coors Stockholder Rights
Amendment of Bylaws	The Molson board of directors may, by resolution, make, amend or repeal any bylaw that regulates the business or affairs of the corporation. Where the directors make, amend or repeal a bylaw, they are required under the CBCA to submit that action to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend that action by simple majority, or ordinary resolution. If the action is rejected by shareholders, or the directors of a corporation do not submit the action to the shareholders at the next meeting of shareholders, the action will cease to be effective, and no subsequent resolution of the directors to make, amend or repeal a bylaw having substantially the same purpose or effect will be effective until it is confirmed.	Delaware law provides that the stockholders entitled to vote have the power to adopt, amend or repeal bylaws. A corporation may also confer, in its certificate of incorporation, that power upon the board of directors. Molson Coors' certificate of incorporation will confer upon the board of directors the power to adopt, amend or repeal the bylaws. However, the power of the board of directors may be limited by provisions of the bylaws in effect as of the date of the certificate of incorporation of Molson Coors or by an amendment to the bylaws adopted by the holders of Class A common stock that provides that a particular bylaw or bylaws may only be amended by the holders of Class A common stock. Molson Coors' bylaws will provide that the board of directors is authorized to adopt, amend or repeal bylaws by a two-thirds vote of the full board (including vacancies), except that the following bylaw provisions may only be amended or repealed by the affirmative vote of holders representing at least a majority of the votes entitled to be cast by all holders of Class A common stock and special Class A voting stock (the votes of which are directed by the holders of Class A exchangeable shares), voting together as a single class: • provisions specifying matters requiring a supermajority vote of the board; • provisions governing the appointment and removal of the chairman; and • provisions governing the adoption, amendment or repeal of the bylaws. The holders of Class A common stock and special Class A voting stock (the votes of which are directed by the holders of the Class A exchangeable shares), voting as a single class, may adopt, amend or repeal bylaws by the affirmative vote of holders representing at least a majority of the votes entitled to be cast by all holders of Class A common stock and special Class A voting stock (the votes of which are directed by the holders of the Class A exchangeable shares), and may limit the power of the board of directors to adopt, amend or repeal a particular bylaw or bylaws.

	Molson Shareholder Rights	Molson Coors Stockholder Rights
Conversion Rights and Coattails	The Molson certificate of incorporation contains "coattail" provisions intended to provide protections to holders of Molson Class A non-voting shares in the case of a proposed take-over bid or other specified offer for the Molson Class B common shares, which provisions are similar to those proposed for the shares of Molson Coors Class B common stock. The Molson certificate of incorporation also currently provides for the right of holders of Molson Class B common shares to convert their shares into Molson Class A non-voting shares on a one-for-one basis at any time.	The Molson Coors certificate of incorporation will provide for the addition of "coattail" provisions intended to provide protections to holders of Molson Coors Class B common stock and Class B exchangeable shares in the case of a proposed take-over bid, tender offer or other specified offer for the Molson Coors Class A common stock as described in "Description of the Molson Coors Capital Stock—Common Stock Conversion Rights" beginning on page 283. The Molson Coors certificate of incorporation will also provide for the right of holders of Molson Coors Class A common stock to convert their stock into Molson Coors Class B common stock on a one-for-one basis at any time, as described in "Description of the Molson Coors Capital Stock—Common Stock Conversion Rights" beginning on page 283.
Dissent or Dissenters' Appraisal Rights	The CBCA provides that shareholders of a corporation are entitled to exercise dissent rights and to be paid the fair value of their shares in connection with specified matters, including: • any amalgamation with another corporation (other than with certain affiliated corporations); • an amendment to the corporation's articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of the class in respect of which a shareholder is dissenting; • an amendment to the corporation's articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on; • a continuance under the laws of another jurisdiction; • a sale, lease or exchange of all, or substantially all, the property of the corporation other than in the ordinary course of business; • a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation; • the carrying out of a going-private transaction; and • certain amendments to the articles of a corporation which require a separate class or series vote by a holder of shares of any class or series. However, a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.	Delaware law provides that a holder of shares of any class or series has the right, in specified circumstances, to dissent from a merger or consolidation by demanding payment in cash for the stockholder's shares equal to the fair value of those shares, as determined by the Delaware Chancery Court in an action timely brought by the corporation or a dissenting stockholder. Delaware law grants these appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock. Further, no appraisal rights are available for shares of any class or series that is listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation requires the holders to accept for their shares anything other than: • shares of stock of the surviving corporation; • shares of stock of another corporation that are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders; • cash in lieu of fractional shares of the stock described in the two preceding clauses; or • any combination of the above. In addition, appraisal rights are not available to holders of shares of the surviving corporation in specified mergers that do not require the vote of the stockholders of the surviving corporation.

	Molson Shareholder Rights	Molson Coors Stockholder Rights
Oppression Remedy	The CBCA provides an oppression remedy that enables a court to make any order, whether interim or final, to rectify matters that are oppressive or unfairly prejudicial to or that unfairly disregard the interests of any securityholder, creditor, director or officer of the corporation if an application is made to a court by a "complainant." A "complainant" with respect to a corporation means any of the following: • a present or former registered holder or beneficial owner of securities of the corporation or any of its affiliates; • a present or former officer or director of the corporation or any of its affiliates; • the director appointed under the CBCA; and • any other person who in the discretion of the court is a proper person to make the application. The oppression remedy provides the court with very broad and flexible powers to intervene in corporate affairs to protect shareholders and other complainants. While conduct that is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court's jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of those legal and equitable rights. Furthermore, the court may order a corporation to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for interim costs on final disposition of the complaint (as in the case of a derivative action as described in "—Shareholder Derivative Actions" below).	Delaware law does not provide for a similar remedy.

	Molson Shareholder Rights	Molson Coors Stockholder Rights
Shareholder Derivative Actions	A Molson shareholder may apply to a Canadian court for leave to bring an action in the name of, and on behalf of, Molson or any subsidiary, or to intervene in an existing action to which Molson or any of its subsidiaries is a party, for the purpose of prosecuting, defending or discontinuing an action on behalf of Molson or its subsidiary. Under the CBCA, no action may be brought and no intervention in an action may be made unless a court is satisfied that: • the shareholder has given required notice to the directors of Molson or the subsidiary of the shareholder's intention to apply to the court if the directors do not bring, diligently prosecute or defend or discontinue the action; • the shareholder is acting in good faith; and • it appears to be in the interests of Molson or the relevant subsidiary that the action be brought, prosecuted, defended or discontinued. Under the CBCA, the court in a derivative action may make any order it thinks fit. In addition, under the CBCA, a court may order Molson or its relevant subsidiary to pay the shareholder's interim costs, including reasonable legal fees and disbursements. Although the shareholder may be held accountable for the interim costs on final disposition of the complaint, the shareholder is not required to give security for costs in a derivative action.	Under Delaware law, Molson Coors stockholders may bring derivative actions on behalf of, and for the benefit of, Molson Coors. The plaintiff in a derivative action on behalf of Molson Coors either must be or have been a stockholder of Molson Coors at the time of the transaction or must be a stockholder who became a stockholder by operation of law in the transaction regarding which the stockholder complains. A stockholder may not sue derivatively on behalf of Molson Coors unless the stockholder first makes demand on Molson Coors that it bring suit and the demand is refused, unless it is shown that making the demand would have been a futile act.
Director Qualifications	Generally, at least 25% of the directors of a CBCA corporation must be resident Canadians. The CBCA requires that a corporation whose securities are publicly traded have not fewer than three directors, at least two of whom are not officers or employees of the corporation or its affiliates. Furthermore, under the CBCA, no business may be transacted at a meeting of the board of directors unless 25% of the directors present are resident Canadians.	Delaware law does not have director residency requirements comparable to those of the CBCA. Delaware law permits a corporation to prescribe qualifications for directors under its certificate of incorporation or bylaws. Neither Molson Coors' certificate of incorporation nor its bylaws will prescribe citizenship or residency qualifications for its directors.

	Molson Shareholder Rights	Molson Coors Stockholder Rights
Number of Directors	Molson's articles of amalgamation and bylaws state that the minimum number of directors is 8 and the maximum number of directors is 15. The actual number of directors, within that range, is determined by the board of directors from time to time. The CBCA provides that any amendment to increase or decrease this minimum or maximum number of directors requires the approval of shareholders of Molson by special resolution. Molson's articles of amalgamation provide that the holders of the Molson Class A non-voting shares are entitled, voting separately as a class, to annually elect three members of the board of directors of Molson.	Delaware law provides that a corporation's board of directors must consist of one or more members and that the number of directors will be fixed by, or in the manner provided in, the corporation's bylaws, or the certificate of incorporation. Molson Coors' certificate of incorporation and bylaws together will provide that the number of directors will be determined by resolution of the board of directors, adopted by the affirmative vote of at least two-thirds of the authorized number of directors (including vacancies), except that any decrease in the number of directors below 15 must be approved by the affirmative vote of a majority of the votes entitled to be cast by holders of the Class A common stock and special Class A voting stock (the votes of which are directed by the holders of the Class A exchangeable shares), voting together as a single class, and that any increase in the number of directors must be by a number divisible by three. The Molson Coors' bylaws will provide that at the effective time of the merger transaction the board of directors will have 15 members. The composition of the board of directors following the effective time of the merger transaction and other related matters are described in "Governance and Management of Molson Coors—Board of Directors of Molson Coors" beginning on page 120.
Removal of Directors	Under the CBCA, unless the articles of a corporation provide for cumulative voting (which is not the case for Molson), shareholders of the corporation may, by ordinary resolution passed at a special meeting, remove any director or directors from office. If holders of a class or series of shares have the exclusive right to elect one or more directors, a director elected by them may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series. Molson's bylaws provide that directors will be elected yearly at the annual meeting of shareholders and will hold office until the next annual meeting of shareholders or until their respective successors are elected or appointed. Each director then in office will retire, but will be eligible for re-election.	Delaware law generally provides that any director may be removed, with or without cause, by the affirmative vote of a majority of the shares then entitled to vote at an election of directors, except in the case of a corporation that has a classified board of directors or which has cumulative voting in elections of directors (which will not be the case for Molson Coors). Molson Coors' certificate of incorporation will provide that any director or the entire board of directors may be removed with cause by a majority of the total votes entitled to be cast by holders of all of the classes of Molson Coors' stock entitled to vote at an election of directors, voting together as a single class. The certificate of incorporation also provides that any director may be removed without cause by a vote of the holders of a majority of the total votes entitled to be cast by the holders of the class or classes of stock that elected the director.

	Molson Shareholder Rights	Molson Coors Stockholder Rights
Filling Vacancies on the Board of Directors	Under the CBCA, a vacancy among directors created by the removal of a director by shareholders may be filled at a meeting of shareholders at which the director is removed. In addition, the CBCA allows a vacancy on the board of directors to be filled by a quorum of directors, except that a vacancy among directors elected by the Class A non-voting shares may only be filled by the remaining directors elected by those shareholders and except for the case when the vacancy results from an increase in the number or minimum or maximum number of directors or from a failure to elect the number or minimum number of directors required by Molson's articles of amalgamation. The CBCA and Molson's articles of amalgamation authorize the board of directors to appoint one or more additional directors, who will hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders and those additional directors may hold office for a term expiring not later than the close of the next annual meeting of shareholders. Where holders of a class of shares have an exclusive right to elect one or more directors and a vacancy occurs among the directors, only the remaining directors or the stockholders of that class may fill the vacancy.	Molson Coors' certificate of incorporation and bylaws will provide that any vacancy on the board of directors created by the death, resignation, retirement or removal from office of any director will be filled (i) in the case of vacancies related to a director nominated or appointed by the nominating committee, the Class A-M nominating subcommittee or Class A-C nominating subcommittee, by the nominating committee or subcommittee, as applicable, that nominated or appointed that director, and (ii) in the case of vacancies related to a director nominated or appointed by the board of directors, by the board of directors. Each director appointed to fill a vacancy will serve until his or her successor is elected and qualified or until death, earlier resignation, removal or disqualification.
Quorum of Directors	Molson's bylaws provide that six directors constitute a quorum at any meeting of the board of directors	Molson Coors' bylaws will provide that a majority of the board of directors then in office will constitute a quorum. However, if less than a majority of the directors are present, a majority of the directors present may, without notice other than announcement at the meeting, adjourn the meeting from time to time until a quorum can be obtained.
Notice of Meeting of Shareholders	Under the CBCA and Molson's bylaws, notice of the date, time and place of a meeting of Molson shareholders must be given not less than 21 days nor more than 50 days prior to the meeting to each director, to the auditor and to each shareholder entitled to vote at the meeting.	Delaware law provides that, whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting stating, among other things, the place (if any), date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called must be given 10 to 60 days before the date of the meeting to each stockholder entitled to vote at the meeting. Molson Coors' bylaws will provide that written notice stating the place, if any, date and hour of the meeting and the means of remote communications, if any, by which Molson Coors stockholders and proxy holders may be deemed to be present in person and vote at the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, will be given to all Molson Coors stockholders, whether or not entitled to vote at the meeting, 10 to 60 days before the date of the meeting.

	Molson Shareholder Rights	Molson Coors Stockholder Rights
Record Date for Notice of Meetings of Shareholders and Shareholder Votes	Under the CBCA, the directors may fix in advance a date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but the record date must not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held. If no record date is fixed, the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders will be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held. If a record date is fixed, notice must be given, not less than seven days before the date so fixed by newspaper advertisement in the manner provided by the CBCA and by written notice to each stock exchange in Canada on which the shares of Molson are listed for trading.	Delaware law provides and Molson Coors' bylaws will provide that, for the purposes of determining the stockholders entitled to notice of and to vote at any stockholder meeting, the board of directors may fix a record date that does not precede the date upon which the resolution fixing the record date is adopted by the board of directors and that is 10 to 60 days before the date of the meeting. If no record date is fixed by the board of directors, the record date will be the close of business on the day next preceding the date on which notice of the meeting is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. Additionally, Delaware law provides and Molson Coors' bylaws will provide that, for the purposes of determining the stockholders entitled to consent to corporate action in writing without a meeting, the board of directors may fix a record date, which record date must not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which date will not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the board of directors. If no record date has been fixed by the board of directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the board of directors is required by law, will be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to Molson Coors. If no record date has been fixed by the board of directors and prior action by the board of directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting will be at the close of business on the day on which the board of directors adopts the resolution taking the prior action.
Proxies	The CBCA provides that every Molson shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a person or one or more alternate persons, who need not be shareholders, to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy. The proxy must be dated and must be executed by the shareholder or the shareholder's attorney authorized in writing, or if the shareholder is a body corporate, by its duly authorized officer or attorney, and will cease to be valid after one year. The directors may by resolution fix a time not exceeding 48 hours, excluding Saturdays and holidays, preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at that meeting must be deposited with Molson or its agent and any period of time so fixed must be specified in the notice calling the meeting.	Delaware law provides and Molson Coors' bylaws will provide that each stockholder entitled to vote at a stockholder meeting or to express consent to or dissent from corporate action in writing without a meeting may authorize another person or persons to act for the stockholder by proxy, but no proxy may be voted or acted upon after three years from its date unless the proxy provides for a longer period.

	Molson Shareholder Rights	Molson Coors Stockholder Rights
Advance Notice Provisions for Shareholder Nominations and Proposals	Under the CBCA, proposals with respect to the nomination of candidates for election to the board of directors may be made by eligible registered or beneficial holders of shares entitled to be voted at an annual meeting of shareholders. To be eligible to submit a proposal, a shareholder must be or have the support of the registered or beneficial holder of, (i) at least 1% of the total number of outstanding voting shares of the corporation or (ii) shares whose fair market value is at least Cdn.$2,000 on the close of business on the day before the shareholder submits the proposal, and those registered or beneficial holder(s) must have held the shares for at least six months immediately prior to the submission of the proposal. Proposals for director nominations must be signed by one or more holders of shares representing not less than 5% of the shares (or shares of a class) entitled to vote at the meeting. The foregoing provisions do not preclude nominations made at meetings of shareholders.	Molson Coors' bylaws will provide that for director nominations or other stockholder proposals to be properly brought before an annual meeting of stockholders, the stockholder must give timely written notice and the proposal must be a proper matter for action by holders of the class of stock held by the proposing stockholder. To be timely, a stockholder's notice must be delivered 90 to 120 days prior to the first anniversary of the preceding year's annual meeting. However, in the case of the first annual meeting to be held after the effective time of the merger transaction or in the event that an annual meeting is advanced by more than 20 days or delayed by more than 90 days from the first anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be delivered not earlier than 120 days prior to the annual meeting and not later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following public announcement of the meeting date. However, for purposes Rule 14a-4(c) of the Securities Exchange Act of 1934, as amended, the date for notice specified will be the earlier of the date calculated as described in the previous sentences or the date specified in paragraph (c)(1) of Rule 14a-4). The stockholder's notice must set forth: • in the case of director nominations, all information required to be disclosed under the U.S. proxy rules; • in the case of other stockholder proposals, a brief description of the proposal, the reasons for the proposal and any material interest of the stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and • the name, address and number of shares owned by the stockholder and the beneficial owner, if any, on whose behalf the proposal is made. A stockholder must also comply with all applicable requirements of the Securities Exchange Act of 1934. Molson Coors' bylaws will provide that stockholders of record who hold at least 50% of the voting power entitled to vote for a majority of Molson Coors directors may propose business to be considered by the stockholders at an annual meeting of stockholders or any special meeting of stockholders without complying with these notice procedures.
Quorum of Shareholders	Under Molson's bylaws, the holders in person or representing by proxy not less than 25% of the outstanding shares of each class entitled to vote on a matter as a separate class at the meeting constitute a quorum at that meeting.	Molson Coors' bylaws will provide that the holders of a majority of the total votes entitled to vote on a matter, present in person or represented by proxy, constitutes a quorum with respect to the matter.

	Molson Shareholder Rights	Molson Coors Stockholder Rights
Calling a Special Meeting of Shareholders	Under the CBCA, the holders of not less than 5% of the shares that carry a right to vote at a meeting may require the directors to call a meeting of shareholders. If the directors do not call the meeting within 21 days after receiving a request in compliance with this provision, any shareholder who signed the request may call the meeting.	Under Delaware law a special meeting of stockholders may be called only by a corporation's board of directors or other persons authorized in the corporation's certificate of incorporation or bylaws. Molson Coors' bylaws will provide that a special meeting of Molson Coors stockholders may only be called by the board of directors.
Shareholder Consent in Lieu of Meeting	Under the CBCA, generally, shareholder action without a meeting may only be taken by written resolution signed by all shareholders who would be entitled to vote on the relevant issue at a meeting.	Under Delaware law, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting and without prior notice if a consent in writing is signed by the holders of the minimum number of votes necessary to authorize the action at a meeting at which all shares entitled to vote were present and voted. Molson Coors' certificate of incorporation will permit the holders of Class A common stock and special Class A voting stock (the votes of which are directed by the holders of the Class A exchangeable shares) will have the ability to act by written consent of the requisite number of shares necessary to take a specified action. Molson Coors' certificate of incorporation will provide that the holders of Class B common stock and special Class B voting stock (the votes of which are directed by the holders of the Class B exchangeable shares) may not act by written consent.
Fiduciary Duties of Directors	Directors of corporations governed by the CBCA have fiduciary obligations to the corporation. Under the CBCA, in exercising their powers and discharging their duties, directors must act honestly and in good faith with a view to the best interests of the corporation, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.	Directors of corporations incorporated or organized under Delaware law have fiduciary obligations to the corporation and its stockholders. These fiduciary obligations require the directors to act in accordance with the so-called duties of "due care" and "loyalty". Under Delaware law, the duty of care requires that the directors act in good faith, in an informed and deliberative manner and that they inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty requires a director to act in good faith in a manner reasonably believed to be in the best interests of the corporation and its stockholders and not in their own interests.

	Molson Shareholder Rights	Molson Coors Stockholder Rights
Indemnification of Officers and Directors	Under the CBCA, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation's request as a director or officer, or an individual acting in a similar capacity of another entity (whom we refer to in this document as an indemnifiable person) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the indemnifiable person in any civil, criminal, administrative, investigative or other proceeding in which the person is involved because of that association, if: • the person acted honestly and in good faith with a view to the best interests of the corporation or other entity, and • in the case of a criminal or administrative action enforceable by a monetary penalty, the person had reasonable grounds for believing the person's conduct was lawful. An indemnifiable person is also entitled to indemnity for reasonable defense costs and expenses if the person fulfills the above mentioned requirements and was not judged to have committed any fault or omitted to do anything the person ought to have done. In the case of a derivative action, indemnity may be made only with court approval. Under the bylaws of Molson, Molson is required to indemnify each director or officer, former director or officer or person who acts or acted at the request of Molson as a director or officer of a body corporate of which Molson is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of Molson in accordance with the foregoing criteria and subject to the limitation under the CBCA). In addition, Molson may purchase and maintain insurance against any liability asserted against or incurred by any of the persons referred to above whether in his or her capacity as a director or officer of Molson or in his or her capacity as a director or officer of another entity if he or she acts or acted in that capacity at Molson's request, whether or not Molson would have the power to indemnify that person against this liability under the CBCA.	Delaware law provides that a corporation may indemnify its present and former directors, officers, employees and agents, as well as any individual serving with another corporation in that capacity at the corporation's request against expenses (including attorney's fees), judgments, fines and amounts paid in settlement of actions, if the individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful; except that no indemnification may be paid for judgments and settlements in actions by or in the right of the corporation. A corporation may not indemnify a current or former director or officer of the corporation against expenses to the extent the person is adjudged to be liable to the corporation unless a court approves the indemnity. A corporation must indemnify directors and officers to the extent they are successful on the merits or otherwise in defense of the action or matter at issue. In addition, Delaware law allows for the advance payment of expenses prior to final disposition of an action, so long as, in the case of a current director or officer, the person undertakes to repay any amount advanced if it is later determined that the person is not entitled to indemnification. Molson Coors' certificate of incorporation will include an indemnification provision under which Molson Coors is required to indemnify and hold harmless, and advance expenses for, to the fullest extent permitted by Delaware law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of Molson Coors or, while a director or officer of Molson Coors, is or was serving at the request of Molson Coors as a director, officer, employee or agent of another entity. Molson Coors is required to indemnify this person in connection with a proceeding commenced by that person only if the commencement was specifically authorized by the bylaws, in any written agreement with Molson Coors or in the specific case by the board of directors. However, if the person is successful in any suit for indemnification or advances of expenses provided for in the certificate of incorporation, the person will be entitled to payment of the expense of litigating the suit. Molson Coors' bylaws provide for the advance payment of defense costs. However, to the extent required by law, advancement of defense costs may be made only if the indemnified party has agreed to repay all advanced amounts if it is ultimately determined that the person is not entitled to indemnification by Molson Coors.

	Molson Shareholder Rights	Molson Coors Stockholder Rights
		Molson Coors' bylaws will provide that its indemnification obligation will be reduced by any amount the person may collect as indemnification or advancement of expenses from another entity. Under Delaware law and Molson Coors' certificate of incorporation and bylaws Molson Coors may also grant indemnities that are greater than or different from that provided for in the certificate of incorporation. In addition, Molson Coors may purchase and maintain insurance against liability asserted against or incurred by any of the persons referred to above whether or not it would have the power to indemnify them against this liability under Delaware law.
Limitations on Director Liability	The CBCA does not permit any limitation of a director's liability other than in connection with the adoption of a unanimous shareholder agreement (which is not the case for Molson) that restricts certain powers of the directors.	Molson Coors' certificate of incorporation will provide that directors will not be liable to Molson Coors or its stockholders for monetary damages for breach of fiduciary duty, except to the extent that exemption from liability is not permitted under Delaware law. If Delaware law is subsequently amended to eliminate or further limit the liability of a director, then the liability of each director will be eliminated or limited to the fullest extent permitted by Delaware law as amended.

	Molson Shareholder Rights	Molson Coors Stockholder Rights
Certain Anti-Takeover Provisions and Interested Shareholders	The CBCA does not contain a provision comparable to Delaware law with respect to business combinations. However, rules or policies of certain Canadian securities regulatory authorities, including Rule 61-501 of the Ontario Securities Commission and Policy Statement Q-27 of the Québec Autorité des marchés financiers, contain requirements in connection with "related party transactions." A related party transaction means, generally, any transaction by which an issuer, directly or indirectly, consummates one or more specified transactions with a related party including purchasing or disposing of an asset, issuing securities and assuming liabilities. A "related party" is defined in OSC Rule 61-501 and Policy Statement Q-27 and includes directors and senior officers of the issuer and holders of voting securities carrying, whether alone or acting jointly or in concert, more than 10% of the voting rights attaching to all issued and outstanding voting securities of the issuer or of a sufficient number of any securities of the issuer to materially affect control of the issuer. OSC Rule 61-501 and Policy Statement Q-27 require more detailed disclosure in the proxy material sent to securityholders in connection with a related party transaction, and, subject to certain exceptions, the preparation of a formal valuation with respect to the subject matter of the related party transaction and any non-cash consideration offered in connection therewith, and the inclusion of a summary of the valuation in the proxy material. OSC Rule 61-501 and Policy Statement Q-27 also require that, subject to certain exceptions, an issuer will not engage in a related party transaction unless approval of the disinterested shareholders of Molson for the related party transaction has been obtained.	Molson Coors has expressly elected in its certificate of incorporation not to be governed by provisions of Delaware law prohibiting, in certain circumstances, a business combination between the corporation and an "interested stockholder" (generally, a person owning or controlling more than 15% of the outstanding voting stock) within three years of the stockholder becoming an "interested stockholder", absent compliance with the approval requirements of the provision or other specified exceptions.

Comparative Market Prices and Dividends

Shares of Coors Class B common stock are traded on the New York Stock Exchange under the symbol "RKY". The following table sets forth, for the fiscal periods indicated, the high and low closing sale prices, trading volume and the quarterly cash dividends paid per share for Coors Class B common stock as reported on the New York Stock Exchange.

	Price Range Coors Class B common stock			
Calendar Quarter Ending	High (U.S.$)	Low (U.S.$)	Volume	Dividend (U.S.$)
2001				
First Quarter	$78.25	$61.38	23,702,100	$0.185
Second Quarter	67.11	49.39	24,331,800	0.205
Third Quarter	52.40	43.59	18,789,400	0.205
Fourth Quarter	59.27	43.83	24,478,500	0.205
2002				
First Quarter	67.47	51.92	20,078,500	0.205
Second Quarter	68.76	59.34	25,307,700	0.205
Third Quarter	64.18	51.40	25,473,100	0.205
Fourth Quarter	69.66	56.30	24,883,000	0.205
2003				
First Quarter	64.00	46.15	31,789,800	0.205
Second Quarter	55.12	48.24	30,043,200	0.205
Third Quarter	57.06	48.08	23,577,800	0.205
Fourth Quarter	58.00	53.15	24,521,820	0.205
2004				
First Quarter	68.70	53.73	35,903,500	0.205
Second Quarter	71.84	63.54	27,629,500	0.205
Third Quarter	76.50	65.74	6,840,500	0.205

Shares of Coors Class A common stock are not currently publicly traded.

As of November 1, 2004, there were 2,965 holders of record of Coors Class B Common Stock.

Molson Class A non-voting shares are traded on the Toronto Stock Exchange under the symbol "MOLa". The following table sets forth, for the calendar periods indicated, the high and low closing sale prices, trading volume and the quarterly cash dividends paid per share for Molson Class A non-voting shares as reported on the Toronto Stock Exchange.

	Molson Class A common shares(1)			
	Price Range			
Calendar Quarter Ending	High (Cdn.$)	Low (Cdn.$)	Volume	Dividend (Cdn.$)
2001				
First Quarter	$23.20	$18.25	20,550,000	$0.09
Second Quarter	24.63	20.50	24,340,000	0.09
Third Quarter	27.15	20.52	13,570,000	0.09
Fourth Quarter	28.20	23.00	14,600,000	0.10
2002				
First Quarter	35.40	26.01	22,560,000	0.10
Second Quarter	39.75	29.60	26,250,000	0.10
Third Quarter	34.50	26.00	24,940,000	0.10
Fourth Quarter	34.00	28.00	25,660,000	0.11
2003				
First Quarter	34.60	30.70	22,620,000	0.11
Second Quarter	38.75	30.80	25,220,000	0.14
Third Quarter	37.95	33.00	30,240,000	0.14
Fourth Quarter	36.69	33.00	22,000,000	0.14
2004				
First Quarter	36.80	28.50	65,730,000	0.14
Second Quarter	34.15	30.33	32,430,000	0.15
Third Quarter	35.70	31.85	54,719,008	0.15

(1) Numbers in this table reflect a 2:1 share split which occurred on September 10, 2001.

As of November 10, 2004, there were 3,782 holders of record of Molson Class A non-voting shares.

Molson Class B common shares are traded on the Toronto Stock Exchange under the symbol "MOLb". The following table sets forth, for the calendar periods indicated, the high and low closing sale prices and the quarterly cash dividends paid per share for Molson Class B common shares as reported on the Toronto Stock Exchange.

	Molson Class B common shares(1)			
	Price Range			
Calendar Quarter Ending	High (Cdn.$)	Low (Cdn.$)	Volume	Dividend (Cdn.$)
2001				
First Quarter	$23.13	$18.33	1,260,000	$0.09
Second Quarter	24.75	20.95	1,430,000	0.09
Third Quarter	26.75	22.00	365,784	0.09
Fourth Quarter	28.30	23.50	169,090	0.10
2002				
First Quarter	35.45	26.50	197,163	0.10
Second Quarter	40.10	30.00	407,929	0.10
Third Quarter	35.00	26.39	747,568	0.10
Fourth Quarter	33.75	28.07	1,660,000	0.11
2003				
First Quarter	34.68	30.71	964,811	0.11
Second Quarter	38.50	31.30	198,505	0.14
Third Quarter	37.81	32.25	130,776	0.14
Fourth Quarter	36.65	33.02	300,813	0.14
2004				
First Quarter	36.78	28.95	684,492	0.14
Second Quarter	34.00	30.46	192,845	0.15
Third Quarter	35.68	31.94	221,238	0.15

(1) Numbers in this table reflect a 2:1 share split which occurred on September 10, 2001.

On July 21, 2004, the last full trading day prior to the public announcement of the merger transaction, the closing sale price per share of Coors Class B common stock, as reported on the New York Stock Exchange, was U.S.$74.73, the closing sale price per Molson Class A non-voting share as reported on the Toronto Stock Exchange was Cdn.$34.70 and the closing sale price per Molson Class B common share as reported on the Toronto Stock Exchange was Cdn.$34.17. On • , 2004, the last trading day prior to the date of this document, the closing sale price per share of Coors Class B common stock, as reported on the New York Stock Exchange, was U.S.$ • , the closing sale price per Molson Class A non-voting share as reported on the Toronto Stock Exchange was Cdn.$ • and the closing sale price per Molson Class B common share as reported on the Toronto Stock Exchange was Cdn.$ • .

As of November 10, 2004, there were 490 holders of record of Molson Class B common shares.

Legal Matters

Certain legal matters in connection with the merger transaction will be passed upon by McCarthy Tétrault LLP, on behalf of Molson. As at • , 2004 partners and associates of each of McCarthy Tétrault LLP beneficially own, directly or indirectly, less than 1% of each class of outstanding Molson shares and less than 1% of each class of outstanding shares of Coors common stock.

Auditors (Canada) and Independent Registered Public Accounting Firm (U.S.)

The financial statements of Molson Inc. as of March 31, 2004 and 2003 and for each of the years in the three years ended March 31, 2004 included in this document have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Adolph Coors Company, as of December 29, 2002 and December 28, 2003 and for each of the three years in the period ended December 28, 2003 included in this document have been so included in reliance on the reports of PricewaterhouseCoopers, LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Transfer Agents and Registrars

The transfer agent for the Molson Class A non-voting shares and the Class B common shares is CIBC Mellon Trust Company in Halifax, Montréal, Toronto, Winnipeg, Regina, Calgary and Vancouver. The transfer agent for the shares of common stock of Coors is Equiserve Limited Partnership. Concurrently with the closing, CIBC Mellon Trust Company will be appointed as transfer agent and registrar for the exchangeable shares and co-transfer agent for Molson Coors common stock.

Molson Coors Stockholder Proposals; Nominations

Assuming the merger transaction is completed, we anticipate that the 2005 annual meeting of Molson Coors stockholders will be held in Montréal on or about • , 2005. Molson Coors stockholder proposals to be considered for inclusion in the proxy statement of Molson Coors to be issued in connection with the 2005 annual meeting of Molson Coors stockholders must be mailed to Molson Coors Brewing Company, c/o Corporate Secretary, 216 16th Street Mall, Suite 1010, Denver, Colorado 80202 and must be received by the Corporate Secretary on or before • .

Stockholder proposals submitted for the 2005 annual meeting outside of the procedures set forth above, including nominations for directors, must be mailed to the Corporate Secretary of Molson Coors Brewing Company at the address above and must be received not later than • and not earlier than • . If a proposal is received after that date, Molson Coors' proxy for the 2005 annual meeting may confer discretionary authority to vote on the matter without any discussion of the matter in the proxy statement for the 2005 annual meeting.

Additional Information Concerning Molson and Documents Incorporated by Reference by Molson

Molson files reports, proxy statements and other information concerning Molson with securities regulatory authorities in Canada, which are available on the System for Electronic Document Analysis and Retrieval, or SEDAR, of the Canadian Securities Administrators at *www.sedar.com*.

In accordance with applicable Canadian securities laws, Molson is allowed to incorporate by reference into this document, documents it files with the securities commission or similar authority in each province and territory of Canada. This enables Molson to disclose important information to its securityholders by referring you to those documents. Accordingly, the following documents filed with

the securities commission or similar authority in each province and territory of Canada, which are available on *www.sedar.com*, are specifically incorporated by reference in this circular:

- Molson's 2004 Annual Information Form dated August 18, 2004;
- Molson's comparative consolidated financial statements, together with the accompanying report of Molson's auditor, for the fiscal years ended March 31, 2004 and March 31, 2003 and the notes thereon;
- Molson's management discussion and analysis of financial condition and results of operations relating to the financial year ended March 31, 2004;
- Molson's comparative consolidated financial statements for the period ended September 30, 2004 and the notes thereon;
- Molson's management discussion and analysis of financial condition and results of operations relating to the period ended September 30, 2004;
- Molson's management proxy circular dated as of May 12, 2004 in connection with the 2004 annual and special meeting of Molson's shareholders (except for the disclosure not required to be incorporated by reference in accordance with applicable securities legislation); and
- Molson's material change report dated July 30, 2004 relating to the merger transaction.

Molson is also incorporating by reference the documents listed under "Additional Information Concerning Coors and Documents Incorporated by Reference by Coors", and Molson has filed these documents on SEDAR at *www.sedar.com.*

Any documents of the types referred to above and any material change report (excluding confidential material change reports), comparative consolidated interim financial statements, comparative consolidated financial statements for the most recently completed financial year, together with the accompanying report of auditors and any information circulars filed by Molson with securities regulatory authorities in Canada after the date of this document and prior to the Molson special meeting are also incorporated by reference into this document.

Any statement contained in this document or in a document incorporated or deemed to be incorporated by reference will be deemed to be modified or superseded, for purposes of this document, to the extent that a statement contained in this document or in any other document subsequently filed by Molson, which also is or is deemed to be incorporated by reference, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

Copies of the documents filed by Molson and incorporated by reference are available on *www.sedar.com*. They may also be obtained on request without charge from the senior vice president, chief legal officer and secretary of Molson at 1555 Notre-Dame Street East 4th Floor, Montréal, Québec, H2L 2R5, Telephone: • .

If you would like to request documents, please do so at least five business days before the date of the Molson special meeting in order to receive timely delivery of those documents prior to the special meeting.

Additional Information Concerning Coors and Documents Incorporated by Reference by Coors

Coors files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document Coors files at the Securities and Exchange Commission's public reference rooms in Washington, D. C. Please call the

Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. Coors' Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission's website at *http://www.sec.gov* or at Coors' website at *http://www.coors.com*. Copies of documents filed by Coors with the Securities and Exchange Commission are also available at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The Securities and Exchange Commission allows Coors to incorporate by reference into this document, documents it files with the Securities and Exchange Commission. This means that, if you are a Coors stockholder, Coors can disclose important information to you by referring you to those documents.

The information filed by Coors and incorporated by reference is considered to be a part of this document, and later information that Coors files with the Securities and Exchange Commission will update and supersede that information. Statements contained in this document, or in any document incorporated in this document by reference, regarding the contents of any contract or other document are not necessarily complete and each such statement is qualified in its entirety by reference to such contract or other document filed as an exhibit with the Securities and Exchange Commission. Coors incorporates by reference the documents listed below and any documents filed by Coors pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (File No. 001-14829), after the date of this document and before the date of the special meeting:

Coors Filings	Periods:
Annual Report on Form 10-K	Year ended December 28, 2003.
Quarterly Reports on Form 10-Q	Quarters ended March 28, 2004, June 27, 2004, and September 26, 2004.
Current Reports on Form 8-K	Filed April 9, 2004; April 22, 2004; May 21, 2004; June 9, 2004; July 20, 2004; July 22, 2004 (two filings); August 3, 2004 (two filings); August 4, 2004, August 10, 2004, October 1, 2004 October 28, 2004; and November 5, 2004.

You may request a copy of the documents relating to Coors incorporated by reference into this document by writing to, telephoning or e-mailing Coors. Any such document, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document will be provided, without charge, by first class mail or equally prompt means, within one business day of your request. Requests for documents should be directed to:

Coors Consumer Information Center
Coors Brewing Company
Mail No. NH475
P.O. Box 4030
Golden, Colorado 80401
Telephone: 800-642-6116

If you would like to request documents, please do so at least five business days before the date of the Coors special meeting in order to receive timely delivery of such documents prior to the special meeting.

Approval of Directors

The information contained in this document relating to Molson has been provided by Molson. This circular and this sending, communication and delivery to Molson's securityholders have been authorized and approved by the board of directors of Molson.

DATED at Montréal, Québec this • , 2004.

By order of the Molson Board of Directors

Marie Giguère
Senior Vice President, Chief Legal Officer and Secretary

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNEXES

FILED WITH

Preliminary Joint Proxy Statement/Management Information Circular

ADOLPH COORS COMPANY
MOLSON INC.

MOLSON RESOLUTIONS

MOLSON SHAREHOLDERS SPECIAL RESOLUTION

BE IT RESOLVED THAT:

1. The arrangement (the "**Arrangement**") under Section 192 of the *Canada Business Corporations Act* (the "**CBCA**") involving Molson Inc. ("**Molson**"), as more particularly described and set forth in the Joint Proxy Statement/Management Information Circular (the "**Circular**") of Molson accompanying the notice of this meeting (as the Arrangement may be modified or amended) is hereby authorized, approved and adopted.

2. The plan of arrangement, as it may be or have been amended, (the "**Plan of Arrangement**") involving Molson, the full text of which is set out as Exhibit B to the Combination Agreement dated as of July 21, 2004, as amended, between Adolph Coors Company, Coors Canada Inc. and Molson (the "**Combination Agreement**"), is hereby approved and adopted.

3. The Combination Agreement, the actions of the directors of Molson in approving the Arrangement and the actions of the officers of Molson in executing and delivering the Combination Agreement and any amendments thereto are hereby ratified and approved.

4. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Molson or that the Arrangement has been approved by the Superior Court of Québec, the directors of Molson are hereby authorized and empowered (i) to amend the Combination Agreement, or the Plan of Arrangement to the extent permitted by the Combination Agreement, and (ii) subject to the terms of the Combination Agreement, not to proceed with the Arrangement.

5. Any officer or director of Molson is hereby authorized and directed for and on behalf of Molson to execute and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Combination Agreement.

6. Any officer or director of Molson is hereby authorized and directed for and on behalf of Molson to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Annex A-II

MOLSON OPTIONHOLDERS RESOLUTION

BE IT RESOLVED THAT:

1. Section 2.2(i) of the plan of arrangement (the "**Arrangement**") under section 192 of the *Canada Business Corporations Act* (the "**CBCA**") involving Molson Inc. ("**Molson**"), providing for the exchange of options to purchase Molson Class A non-voting shares for options to purchase shares of Class B common stock of Molson Coors Brewing Company, as more particularly described and set forth in Annex "D" of the Joint Proxy Statement/Management Information Circular (the "**Circular**") of Molson accompanying the notice of this meeting (as such section 2.2(i) of the Arrangement may be modified or amended) is hereby authorized, approved and adopted.

2. Notwithstanding that this resolution has been passed by the optionholders of Molson (and the Arrangement adopted by the shareholders of Molson) or that the Arrangement has been approved by the Superior Court of Québec, the directors of Molson are hereby authorized and empowered (i) to amend such section 2.2(i) of the Arrangement to the extent permitted by the combination agreement dated as of July 21, 2004, as amended, between Adolph Coors Company, Coors Canada Inc. and Molson (the "**Combination Agreement**") and (ii) subject to the terms of the Combination Agreement, not to proceed with the Arrangement.

COMBINATION AGREEMENT

BY AND AMONG

ADOLPH COORS COMPANY

COORS CANADA INC.

AND

MOLSON INC.

Dated as of July 21, 2004

The Combination Agreement excludes exhibits which have been previously filed by Adolph Coors Company with the U.S. Securities and Exchange Commission on a Current Report on Form 8-K/A, dated August 4, 2004, and by Molson Inc. with the securities commission or similar authority in each of the provinces and territories of Canada on a Material Change Report, dated July 30, 2004.

TABLE OF CONTENTS

COMBINATION AGREEMENT

This COMBINATION AGREEMENT is made and entered into as of July 21, 2004, between ADOLPH COORS COMPANY, a Delaware corporation ("*Coors*"), COORS CANADA INC., a Canadian corporation and an indirect Subsidiary of Coors ("*Exchangeco*") and MOLSON INC., a corporation organized and existing under the laws of Canada ("*Molson*").

RECITALS

A. The board of directors of Molson, based upon the recommendation of an independent committee of Molson's board of directors (the "*Independent Committee*") formed for the purpose of considering the transactions contemplated by this Agreement, has (i) deemed it in the best interests of Molson to effect the business combination and other transactions provided for herein, including the Arrangement pursuant to which Exchangeco will acquire all of the outstanding Molson Common Shares in exchange for consideration that includes Exchangeable Shares and Exchangeco Public Preference Shares pursuant to the Plan of Arrangement described herein and (ii) resolved to recommend that the shareholders of Molson approve and adopt the Arrangement.

B. The board of directors of Coors has (i) deemed it advisable and in the best interests of each class of its stockholders to effect the business combination and other transactions provided for herein, including the Coors Share Issuance and the Coors Charter Amendment, and (ii) resolved to recommend that the stockholders of Coors vote in favor of the Coors Share Issuance and the Coors Charter Amendment.

C. As a condition to Coors entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, Coors is entering into a voting agreement with a significant shareholder of Molson (the "*Molson Voting Agreement*") pursuant to which, among other things, such shareholder of Molson has agreed, subject to the terms thereof, to vote all Molson Class B Common Shares owned by it in accordance with the terms of the Molson Voting Agreement.

D. As a condition to Molson entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, Molson is entering into a voting agreement with certain significant stockholders of Coors (the "*Coors Voting Agreement*") pursuant to which, among other things, each of those stockholders of Coors has agreed, subject to the terms thereof, to vote all shares of Coors Class A Common Stock and Coors Class B Common Stock owned by each of them in accordance with the terms of the Coors Voting Agreement.

E. The parties hereto intend that the Arrangement will provide shareholders of Molson who are residents of Canada for purposes of the ITA with the opportunity to exchange their Molson Common Shares for Exchangeable Shares on a tax-deferred or "rollover" basis for Canadian income tax purposes.

F. In connection with, and as an integral part of, the transaction contemplated hereby, Exchangeco will issue Class C Preferred Shares with a redemption value of $1,000,000 (Cdn.) to a service provider of Exchangeco for services rendered in connection with the transaction.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 *Certain Definitions.* The following terms shall have the following meanings:

"*1933 Act*" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

"*1934 Act*" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder.

"*Action*" means any action, claim, suit, litigation, demand, cause of action, charge, complaint, arbitration or other proceeding.

"*Affiliate*" means, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person. For purposes of the foregoing, "control" means the possession, direct or indirect, or the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

"*Agreement*" means this Combination Agreement, made and entered into as of July 21, 2004, between Coors, Exchangeco and Molson, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

"*AMF*" means the Autorité des marchés financiers (Québec).

"*ARC*" means an advance ruling certificate issued by the Commissioner pursuant to the Competition Act.

"*Arrangement*" means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.4 hereof or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order.

"*Articles of Arrangement*" means the articles of arrangement of Molson in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made.

"*CBCA*" means the Canada Business Corporations Act, as now in effect and as it may be amended from time to time prior to the Effective Time.

"*Callco*" means a corporation to be incorporated under the laws of Canada or a province thereof and a Subsidiary of Coors and referenced as "Callco" in the Transaction Documents.

"*Canadian Securities Regulatory Authorities*" means the OSC and each other securities commission or similar regulatory authority in each of the provinces of Canada.

"*Class A Coors Voting Trust Agreement*" means the voting trust agreement, substantially in the form attached as Exhibit C hereto (with such modifications as may be reasonably requested by the trustee party thereto), to be entered into as of the Effective Time by each Family Holder of Coors, any Family Holder of Molson who owns Coors Class A Common Stock, in each case with respect to all shares of Coors Class A Common Stock owned by each such Family Holder, and each other party named therein and such other agreement to be entered into pursuant to Section 6.20.

"*Class A-C Nominating Subcommittee*" has the meaning ascribed thereto in the Coors Charter Amendment.

"*Class A Exchangeable Shares*" means the class A exchangeable shares in the capital of Exchangeco, having substantially the rights, privileges, restrictions and conditions set out in Appendix I to the Plan of Arrangement.

"*Class A Exchangeable Voting Trust Agreement*" means the voting trust agreement to be entered into as of the Effective Time by each Family Holder of Molson and the other parties thereto, which agreement shall be governed by Canadian law, have a Canadian trustee and provide for equivalent voting agreements and transfer restrictions on substantially identical terms as are contained in the Class A Coors Voting Trust Agreement with respect to all Class A Exchangeable Shares owned by each such Family Holder as of the Effective Time and which agreement shall otherwise be in form and substance reasonably satisfactory to the parties (with such modifications as may be reasonably requested by the trustee party thereto).

"*Class A Fraction*" has the meaning ascribed thereto in the Plan of Arrangement.

"*Class A-M Nominating Subcommittee*" has the meaning ascribed thereto in the Coors Charter Amendment.

"*Class A Preferred Shares*" means Class A non-voting preferred shares of Exchangeco.

"*Class B Exchangeable Shares*" means the class B exchangeable shares in the capital of Exchangeco, having substantially the rights, privileges, restrictions and conditions set out in Appendix I to the Plan of Arrangement.

"*Class B Fraction*" has the meaning ascribed thereto in the Plan of Arrangement.

"*Class B1 Preferred Shares*" means Class B1 non-voting preferred shares in the share capital of Exchangeco.

"*Class B2 Preferred Shares*" means Class B2 voting preferred shares in the share capital of Exchangeco.

"*Class C Preferred Shares*" means Class C non-voting preference shares in the share capital of Exchangeco.

"*Code*" means the United States Internal Revenue Code of 1986, as amended.

"*Commissioner*" means the Commissioner of Competition under the Competition Act.

"*Competition Act*" means the Competition Act (Canada), as amended.

"*Competition Act Approval*" means receipt of an ARC or, in the alternative to an ARC, the expiration or earlier termination of the waiting period under Part IX of the Competition Act and a letter from the Commissioner or a person authorized by the Commissioner that the Commissioner has determined not to make an application for an order under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement.

"*Control Voting Trust Agreements*" means the collective reference to the Class A Exchangeable Voting Trust Agreement and the Class A Coors Voting Trust Agreement.

"*Coors Charter Amendment*" means the amendment and restatement of the certificate of incorporation of Coors so that, after giving effect thereto, the certificate of incorporation of Coors shall be substantially in the form set forth as Exhibit G.

"*Coors Class A Common Stock*" means Coors' Class A Common Stock, par value $0.01 per share.

"*Coors Class B Common Stock*" means Coors' Class B Common Stock, par value $0.01 per share.

"*Coors Common Stock*" means shares of Coors Class A Common Stock and Coors Class B Common Stock.

"*Coors Employee Plan*" means any Employee Plan (including any Coors International Plan) under which (i) any current or former director, officer, consultant or employee of Coors or any of its Subsidiaries has any present or future right to benefits and which is contributed to, entered into, sponsored by or maintained by Coors, any of its Subsidiaries or any of their ERISA Affiliates or (ii) Coors or any of its Subsidiaries has any present or future liability.

"*Coors International Plan*" means any International Plan under which (i) any current or former director, officer, consultant or employee of Coors or any of its Subsidiaries has any present or future right to benefits and which is contributed to, entered into, sponsored by or maintained by Coors or any of its Subsidiaries or (ii) Coors or any of its Subsidiaries has any present or future liability.

"*Coors Meeting*" means the special meeting of holders of Coors Common Stock, including any adjournment or postponement thereof, to be called to consider the Coors Charter Amendment and the Coors Share Issuance.

"*Coors Share Issuance*" means the issuance of Coors Common Stock pursuant to the Arrangement, upon the exchange of Exchangeable Shares or upon the exercise of Replacement Options.

"*Court*" means the Superior Court, District of Montreal, Province of Quebec.

"*Director*" means the Director appointed pursuant to section 260 of the CBCA.

"*Dissent Rights*" means the rights of dissent in respect of the Arrangement described in Section 3.1 of the Plan of Arrangement.

"*Effective Time*" has the meaning ascribed thereto in the Plan of Arrangement.

"*Employee Plan*" means, with respect to any Person, any "employee benefit plan," as defined in Section 3(3) of ERISA, and any stock purchase, stock option, stock appreciation, stock incentive, severance, employment, change-in-control, retention, insurance (including self-insurance), split-dollar, health, medical, disability, workers compensation, supplemental unemployment, post-employment, pension, savings, retirement, profit sharing, fringe, multiemployer, collective bargaining, bonus, incentive, deferred compensation, loan and any other employee benefit plan, agreement, program, policy or other arrangement (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether or not subject to ERISA, whether formal or informal.

"*ERISA*" means the Employee Retirement Income Security Act of 1974, as amended.

"*ERISA Affiliate*" means, with respect to any Person, any trade or business (whether or not incorporated) which is a member of a controlled group or which is under common control with such Person within the meaning of Section 414 of the Code.

"*Exchange Ratio*" has the meaning ascribed thereto in the Plan of Arrangement.

"*Exchangeable Share Support Agreement*" means an agreement to be made between Coors, Exchangeco and Callco substantially in the form of Exhibit D hereto, with such changes thereto as the parties hereto may agree.

"*Exchangeable Shares*" means, collectively, the Class A Exchangeable Shares and the Class B Exchangeable Shares.

"*Exchangeco Public Preference Shares*" means, collectively, the Class A Preferred Shares, the Class B1 Preferred Shares and the Class B2 Preferred Shares.

"*Family Holders*" of Molson, means the shareholder of Molson set forth in Section 1.1 of the Molson Disclosure Schedule and all transferees of Molson Class B Common Shares from such shareholder prior to the Effective Time, and of Coors, means the stockholders of Coors set forth in Section 1.1 of the Coors Disclosure Schedule and all transferees of Coors Class A Common Stock from such stockholder prior to the Effective Time.

"*Final Order*" means the final order of the Court approving the Arrangement, as such order may be amended or varied at any time prior to the Effective Time or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

"*Governmental Entity*" means any (a) multinational, federal, provincial, state, regional, municipal or other government, governmental or public department, central bank, court, tribunal, arbitrator, commission, board, bureau or agency, whether U.S., Canadian, foreign or multinational, (b) subdivision, agent, commission, board or authority of any of the foregoing or (c) self-regulatory organization or stock exchange, including the NYSE or TSX.

"*Hazardous Substance*" means any pollutant, contaminant, waste, hazardous or toxic material, and any other substance that is regulated by or could reasonably be expected to result in liability or give rise to an Action under any applicable Environmental Law.

"*ICA*" means the Investment Canada Act (Canada), as amended, and the rules and regulations thereunder.

"*ICA Approval*" means the determination or deemed approval by the Minister of Industry and the Minister of Canadian Heritage that the transactions contemplated hereby are of "net benefit to Canada" for purposes of the ICA.

"*Intellectual Property*" means all federal, state, provincial, foreign and multinational intellectual and industrial property rights, including without limitation, all (i) patents; (ii) copyrights; (iii) trademarks and service marks, the goodwill of any business symbolized thereby, and all common-law rights relating thereto; (iv) trade secrets; and (v) all registrations, applications, and recordings related to the foregoing.

"*Interim Order*" means the interim order of the Court, as the same may be amended in respect of the Arrangement, as contemplated by Section 2.3.

"*International Plan*" means, with respect to any Person, any Employee Plan that is maintained outside the jurisdiction of the United States, or covers any present or former director, officer, consultant or employee of such Person residing or working outside the United States.

"*ITA*" means the *Income Tax Act* (Canada), as amended, and the regulations thereunder, as amended, in each case, except as otherwise provided herein, as of the date hereof.

"*Joint Proxy Statement/Circular*" means, collectively, (a) the notice of the Coors Meeting to be sent to holders of Coors Common Stock, (b) the notice of the Molson Meeting to be sent to holders of Molson Common Shares and Molson Options and (c) the accompanying joint proxy statement/ management information circular in connection with the Coors Meeting and the Molson Meeting, in each case as amended, supplemented or otherwise modified; provided that if a party elects for the parties to prepare a separate proxy statement of Coors and management information circular of Molson, then references to the Joint Proxy Statement/Circular shall refer to the proxy statement of Coors, in the case of Coors, and the management information circular of Molson, in the case of Molson.

"*knowledge*" of Molson, means the actual knowledge of the Persons set forth in Section 1.2 of the Molson Disclosure Schedule, and of Coors, means the actual knowledge of the Persons set forth in Section 1.2 of the Coors Disclosure Schedule.

"*Laws*" means laws (including common law), statutes, rules, regulations, orders, ordinances, codes, treaties, and judicial, arbitral, administrative, ministerial or departmental judgments, awards or other requirements of any Governmental Entity.

"*Leased Real Property*" means, with respect to any Person, real property leased for use by or otherwise occupied by such person.

"*Lien*" means, with respect to any property, right or asset, any mortgage, lien, pledge, charge, security interest, purchase option, right of first offer or refusal, encumbrance or other adverse claim of any kind in respect of such property or asset.

"*material*" means, when used in this Agreement (except when used in (i) the definition of "Material Adverse Effect" or for the purpose of determining whether a "Material Adverse Effect" has occurred hereunder and (ii) Sections 8.1(h)(ii) and 8.1(i)(ii)) in connection with a state of facts, occurrence, event or effect, or any agreement or transaction, referred to herein, any such state of facts, occurrence, event, effect, agreement or transaction that would result in a cost or expense, or otherwise have a value, of $100,000,000 or more.

"*Material Adverse Effect*" means, with respect to each party, any change, event, occurrence or effect (a) that is or would reasonably be expected to be materially adverse to the business, assets (including intangible assets), financial condition, or results of operations of such party taken as a whole with its Subsidiaries, other than any such change, event, occurrence or effect resulting from (i) the announcement of the execution of this Agreement or the transactions contemplated hereby, (ii) changes, circumstances or conditions generally affecting the industry in which such party operates and not having a disproportionate effect on such party or (iii) changes in general economic conditions in the United States or Canada or (b) that is, or would reasonably be expected to be, materially adverse to the ability of such party to consummate the transactions contemplated by this Agreement; *provided, however*, that in no event shall a change in the trading prices of a party's equity securities, by itself, be deemed to constitute a Material Adverse Effect (it being understood that the foregoing shall not prevent a party from asserting that any change, event, occurrence or effect that may have contributed to such change in trading prices independently constitutes a Material Adverse Effect).

"*Molson Class A Common Shares*" means Molson's Class A "non-voting" shares.

"*Molson Class B Common Shares*" means Molson's Class B shares.

"*Molson Common Shares*" means, collectively, the Molson Class A Common Shares and the Molson Class B Common Shares.

"*Molson Employee Plan*" means any Employee Plan (including any Molson International Plan) under which (i) any current or former director, officer, consultant or employee of Molson or any of its Subsidiaries has any present or future right to benefits and which is contributed to, entered into, sponsored by or maintained by Molson, any of its Subsidiaries or any of their ERISA Affiliates or (ii) Molson or any of its Subsidiaries has any present or future liability.

"*Molson International Plan*" means any International Plan under which (i) any current or former director, officer, consultant or employee of Molson or any of its Subsidiaries has any present or future right to benefits and which is contributed to, entered into, sponsored by or maintained by Molson or any of its Subsidiaries or (ii) Molson or any of its Subsidiaries has any present or future liability.

"*Molson Meeting*" means the special meeting of holders of Molson Common Shares and Molson Options, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement and other matters related to this Agreement and the Arrangement.

"*Molson Resolution*" means the special resolution of the holders of the Molson Common Shares and Molson Options, to be substantially in the form and content of Exhibit A hereto.

"*NYSE*" means The New York Stock Exchange, Inc.

"*Order*" means any legally enforceable judgment, order, decision, writ, injunction, stipulation, ruling or decree of, or any settlement under jurisdiction of, any Governmental Entity.

"*OSC*" means the Ontario Securities Commission.

"*OSC Rule 61-501*" means Rule 61-501 of the OSC.

"*Owned Real Property*" means, with respect to any Person, real property owned by such person.

"*Pentland*" means Pentland Securities (1981) Inc.

"*Person*" shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company, unlimited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

"*Plan of Arrangement*" means the plan of arrangement, substantially in the form of Exhibit B hereto and any amendments or variations thereto made in accordance with Section 8.4 hereof or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order.

"*Policy Q-27*" means Policy Q-27 of the AMF.

"*Proprietary Subject Matter*" means: (i) all information (whether or not protectable by patent, copyright, mask work or trade secret rights) not generally known to the public, including know-how and show-how, discoveries, processes, formulae, designs, methods, techniques, procedures, concepts, specifications, technical manuals and data, libraries, blueprints, drawings, product information, development work-in-process, inventions and trade secrets; (ii) patentable subject matter, patented inventions and inventions subject to patent applications; (iii) industrial models and industrial designs; (iv) works of authorship, software and copyrightable subject matter; (v) mask works; and (vi) trademarks, trade names, service marks, brand names, corporate names, emblems, logos, trade dress, domain names, insignia and related marks.

"*Qualifying Amendment*" means an amendment or supplement to the Joint Proxy Statement/ Circular (including by incorporation by reference) to the extent it contains (i) a Change in Molson Recommendation or a Change in Coors Recommendation (as the case may be), (ii) a statement of the reasons of the board of directors of Molson or Coors (as the case may be) for making such Change in Molson Recommendation or Change in Coors Recommendation (as the case may be) and (iii) additional information reasonably related to the foregoing.

"*Redemption Date*" has the meaning ascribed thereto in the Plan of Arrangement.

"*Registration Rights Agreement*" means an agreement to be entered into as of the Effective Time on terms reasonably acceptable to Coors and Molson, providing for the registration under the 1933 Act of Coors Class B Common Stock owned by the beneficiaries party to each of the Control Voting Trust Agreements as described on Exhibit L hereto.

"*Regulatory Approvals*" means, with respect to a party, those Orders, sanctions, consents, exemptions, waivers, permits, agreements, certificates, authorizations and other Approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities that are necessary or advisable in connection with the transactions contemplated hereby, including, in the case of Molson, those referred to in Section 3.5(b) hereof and, in the case of Coors, those referred to in Section 4.5(b) hereof.

"*Replacement Option*" has the meaning ascribed thereto in the Plan of Arrangement.

"*Sarbanes-Oxley Act*" means the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such Act or the 1934 Act.

"*Securities Act (Quebec)*" means the Securities Act (Quebec) and all rules, regulations and policies enacted thereunder, as now in effect and as it may be amended from time to time prior to the Effective Time.

"*Securities Act (Ontario)*" means the Securities Act (Ontario) and all rules and regulations enacted thereunder, as now in effect and as it may be amended from time to time prior to the Effective Time.

"*SEC*" means the United States Securities and Exchange Commission.

"*Securities Laws*" means the Securities Act (Quebec), the Securities Act (Ontario) and the equivalent legislation in the other provinces of Canada, the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, all as now enacted or as the same may from time to time be amended, and the applicable rules and regulations promulgated thereunder.

"*Shareholders Agreement*" means a shareholders agreement to be entered into by the parties to each of the Control Voting Trust Agreements, which shareholders agreement shall provide for voting agreements that are identical to, subject to and not in any way in conflict with, the provisions of each of the Control Voting Trust Agreements and which is otherwise in form and substance reasonably satisfactory to Coors.

"*Special Class A Voting Share*" means the share of Special Class A Voting Stock of Coors, par value of $0.01.

"*Special Class B Voting Share*" means the share of Special Class B Voting Stock of Coors, par value of $0.01.

"*Special Voting Shares*" means the collective reference to Special Class A Voting Share and the Special Class B Voting Share.

"*Subsidiary*" shall mean, when used with reference to any party, any Person of which such party (either alone or through or together with any other Subsidiary) either owns, directly or indirectly, fifty percent (50%) or more of the outstanding capital stock or other equity interests the holders of which are generally entitled to vote for the election of directors or members of any other governing body of such Person or, in the case of a Person that is a partnership, is a general partner of such partnership.

"*Transaction Documents*" means the collective reference to this Agreement, the Control Voting Trust Agreements, the Exchangeable Share Support Agreement, the Voting and Exchange Trust Agreement, the Shareholders Agreement, the Registration Rights Agreement, the Coors Voting Agreement and the Molson Voting Agreement.

"*Trustee*" means a Canadian trust company to be chosen by Coors and Molson to act as trustee under the Voting and Exchange Trust Agreement and any successor trustee appointed under the Voting and Exchange Trust Agreement.

"*TSX*" means The Toronto Stock Exchange.

"*Voting and Exchange Trust Agreement*" means an agreement to be made between Coors, Exchangeco and the Trustee, substantially in the form of Exhibit E hereto (with such modifications as may be reasonably requested by the Trustee), with such changes thereto as the parties hereto, acting reasonably, may agree.

1.2 *Terms Defined in Other Sections.* The following terms are defined elsewhere in this Agreement in the following Sections:

Term	Section
Acquisition Proposal	Section 6.2(a)
Approvals	Section 3.1(a)
Canadian GAAP	Section 3.7(b)
Change in Coors Recommendation	Section 2.5(c)
Change in Molson Recommendation	Section 2.5(b)
Change in Recommendation	Section 2.5(c)
Closing Date	Section 2.4
Confidentiality Agreement	Section 6.1(a)
Contract	Section 3.1(d)
Coors	Preamble
Coors Charter Documents	Section 4.2
Coors Disclosure Schedule	Article IV
Coors Equity Plans	Section 4.3(a)
Coors Environmental Permits	Section 4.16(c)
Coors Financial Statements	Section 4.7(b)
Coors Insurance Policies	Section 4.14
Coors Intellectual Property	Section 4.17
Coors Options	Section 4.3(a)
Coors Preferred Stock	Section 4.3(a)
Coors Property	Section 4.16(a)
Coors Returns	Section 4.15(a)(i)
Coors SEC Reports	Section 4.7(a)
Coors Stockholder Approval	Section 4.21
Coors—Used Proprietary Subject Matter	Section 4.17
Coors Voting Agreement	Recitals
DOJ	Section 6.6
Environmental Laws	Section 3.16(a)
Environmental Lien	Section 3.16(f)
Exchangeco	Preamble
Form S-3	Section 2.6(d)
Form S-8	Section 2.6(e)
FTC	Section 6.6
HSR Act	Section 3.5(b)
Indemnified Parties	Section 6.7
Independent Committee	Recitals
Infringe	Section 3.17
IRD	Section 6.6
Material Coors Contract	Section 4.18
Material Molson Contract	Section 3.18
Molson	Preamble
Molson Affiliate	Section 6.5
Molson Charter Documents	Section 3.2
Molson Disclosure Schedule	Article III
Molson Documents	Section 3.7(a)
Molson Equity Plan	Section 3.3(a)
Molson Environmental Permits	Section 3.16(c)
Molson Financial Statements	Section 3.7(b)
Molson Insurance Policies	Section 3.14

1.3 *Interpretation.* When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Unless otherwise indicated, the words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "the business of" a Person, such reference shall be deemed to include the business of such Person and all direct and indirect Subsidiaries of such Person. Reference to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person.

ARTICLE II

THE ARRANGEMENT

2.1 *Implementation Steps by Molson.* Molson covenants in favor of Coors that Molson shall:

(a) subject to the terms of this Agreement, as soon as reasonably practicable, apply in a manner reasonably acceptable to Coors under Section 192 of the CBCA for an order approving the Arrangement and for the Interim Order, and thereafter proceed with and diligently seek the Interim Order;

(b) subject to the terms of this Agreement and in accordance with the Interim Order, as soon as reasonably practicable, convene and hold the Molson Meeting for the purpose of considering the Molson Resolution;

(c) subject to obtaining such approvals as are required by the Interim Order, proceed with and diligently pursue the application to the Court for the Final Order; and

(d) subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favor of each party, send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement.

2.2 *Implementation Steps by Coors and Exchangeco.* Each of Coors and Exchangeco covenant, as applicable, in favor of Molson that:

(a) subject to the terms of this Agreement, Coors shall, as soon as reasonably practicable, convene and hold the Coors Meeting for the purpose of considering the Coors Share Issuance and the Coors Charter Amendment;

(b) Coors shall incorporate and organize Callco under the laws of Canada and amend the articles of Exchangeco to create the Exchangeable Shares and the Exchangeco Public Preference Shares prior to the Effective Time in a manner reasonably acceptable to Molson;

(c) Exchangeco shall issue Class C Preferred Shares with a redemption amount of $1,000,000 (Cdn.) to a service provider of Exchangeco, which Class C Preferred Shares shall be duly authorized and validly issued and fully paid and nonassessable;

(d) subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favor of each party, on the Closing Date, Coors shall:

(i) file the restated certificate of incorporation of Coors, in the form set forth in Exhibit G hereto, with the Secretary of State of the State of Delaware;

(ii) adopt the amended and restated Bylaws of Coors, in the form set forth in Exhibit H hereto;

(iii) execute and deliver and cause Callco and Exchangeco to execute and deliver, the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement;

(iv) execute and deliver the Registration Rights Agreement; and

(v) issue to the Trustee the Special Voting Shares.

2.3 *Interim Order.* The notice of motion for the application referred to in Section 2.1(a) shall request that the Interim Order provide:

(a) for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Molson Meeting and for the manner in which such notice is to be provided;

(b) that, subject to the approval of the Court and subject to obtaining exemptions from applicable Canadian Securities Regulatory Authorities, the requisite approval for the Molson Resolution shall be (i) 66⅔% of the votes cast on the Molson Resolution by holders of Molson Class A Common Shares and holders of Molson Options, voting together as a class, present in person or by proxy at the Molson Meeting (such that each holder of Molson Class A Common Shares is entitled to one vote for each Molson Class A Common Share held and such that each holder of Molson Options is entitled to one vote for each Molson Class A Common Share that such holder would have received on a valid exercise of such holder's Molson Options) and (ii) 66⅔% of the votes cast on the Molson Resolution by holders of Molson Class B Common Shares, voting as a separate class, present in person or by proxy at the Molson Meeting (such approvals described in this Section 2.3(b), the "Molson Shareholder Approval");

(c) that, in all other respects, the terms, restrictions and conditions of the by-laws and articles of Molson, including quorum requirements and all other matters, shall apply in respect of the Molson Meeting;

(d) for the grant of the Dissent Rights; and

(e) for the notice requirements with respect to the presentation of the application to the Court for a Final Order.

2.4 *Articles of Arrangement; Closing.* The Articles of Arrangement shall implement the Plan of Arrangement. On the second business day after the satisfaction or waiver (subject to applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing Date) set forth in Article VII, and unless another time or date is agreed to in writing by the parties hereto (the "*Closing Date*"), the Articles of Arrangement shall be filed with the Director. At the Effective Time, each Molson Common Share outstanding immediately prior to the Effective Time will be exchanged as provided in the Plan of Arrangement, and the Arrangement will, from and after the Effective Time, have all of the effects provided by applicable Laws, including the CBCA. The closing of the transactions contemplated hereby and by the Arrangement will take place at the offices of McCarthy Tétrault LeWindsor, 1170, rue Peel Montréal, Quebec H3B 458, on the Closing Date.

2.5 *Joint Proxy Statement/Circular; Meetings.*

(a) As promptly as reasonably practicable after the execution and delivery of this Agreement, Molson and Coors shall complete the Joint Proxy Statement/Circular together with any other documents required by the Securities Laws or other applicable Laws in connection with the Molson Meeting and the Coors Meeting. Molson and Coors shall use their respective reasonable best efforts to have the Joint Proxy Statement/Circular cleared, if applicable, by the SEC and any other applicable Governmental Entity. As promptly as practicable after the execution and delivery of this Agreement or such clearance, if applicable, Molson and Coors shall, unless otherwise agreed to by the parties, cause the Joint Proxy Statement/Circular and other documentation required in connection with the Molson Meeting and the Coors Meeting to be sent contemporaneously to (x) in the case of Molson, each holder of Molson Common Shares and Molson Options and filed as required by the Interim Order and applicable Laws and (y) in the case of Coors, each Coors stockholder as required by applicable Laws. Prior to the date of the initial filing of the Joint Proxy Statement/Circular either party may elect for the parties to file a separate proxy statement of Coors and management circular of Molson in lieu thereof.

(b) Subject to the terms of this Agreement, Molson shall (i) take all lawful action to solicit in favor of the Molson Shareholder Approval, (ii) recommend to all holders of Molson Common Shares and Molson Options that they vote in favor of this Agreement and the Arrangement and the other transactions contemplated hereby and thereby and (iii) not withdraw, modify or qualify (or publicly propose to or publicly state that it intends to withdraw, modify or qualify) in any manner adverse to Coors such recommendation or take any other action or make any other public statement in connection with the Molson Meeting inconsistent with such recommendation (collectively, a "Change in Molson Recommendation"), provided, however, that Molson (A) may make such a Change in Molson Recommendation if Molson's board of directors, after consultation with outside legal counsel, has determined that failure to take such action would be inconsistent with its fiduciary duties under applicable Law and (B) upon such a Change in Recommendation, may solicit votes of the Molson shareholders consistent with such Change in Molson Recommendation. In connection with a Change in Molson Recommendation, Molson may amend or supplement the Joint Proxy Statement/Circular (including by incorporation by reference) pursuant to a Qualifying Amendment to effect such a Change in Molson Recommendation.

(c) Subject to the terms of this Agreement, Coors shall (i) take all lawful action to solicit in favor of the Coors Stockholder Approval, (ii) recommend to holders of Coors Common Stock that they vote in favor of (A) the Coors Share Issuance and (B) the Coors Charter Amendment and (iii) not withdraw, modify or qualify (or publicly propose to or publicly state that it intends to withdraw, modify or qualify) in any manner adverse to Molson such recommendation or take any other action or make any other public statement in connection with the Coors Meeting inconsistent with such recommendation (collectively, a "Change in Coors Recommendation" and, together with a Change in Molson Recommendation, a "Change in Recommendation"), provided,

however, that Coors may (A) make such Change in Coors Recommendation if Coors' board of directors, after consultation with outside legal counsel, has determined that failure to take such action would be inconsistent with its fiduciary duties under applicable Law and (B) upon such a Change in Recommendation, may solicit votes of the Coors shareholders consistent with such Change in Coors Recommendation. In connection with a Change in Coors Recommendation, Coors may amend or supplement the Joint Proxy Statement/Circular (including by incorporation by reference) pursuant to a Qualifying Amendment to effect such a Change in Coors Recommendation.

(d) Subject to the terms of this Agreement, Molson and Coors shall each use their respective reasonable best efforts to cause the Coors Meeting and Molson Meeting to be held on the same date. Each of Molson and Coors shall not adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation) the Molson Meeting or Coors Meeting, as applicable, without the other party's prior written consent, in each case, except as required (i) by applicable Laws or an Order of the Court, (ii) for quorum purposes or (iii) to enable Molson or Coors, as applicable, to comply with its obligations under Section 6.2(b)(iii).

2.6 *Securities Compliance.*

(a) Coors shall use its reasonable best efforts to obtain all Orders required from the applicable Canadian Securities Regulatory Authorities to permit (i) the issuance and first resale of the Exchangeable Shares and Coors Common Stock issued pursuant to the Arrangement, and (ii) the issuance and first resale of the Coors Common Stock to be issued from time to time upon exchange of the Exchangeable Shares and upon the exercise of the Replacement Options, in each case without further qualification with or approval of or the filing of any document including any prospectus or similar document, or the taking of any proceeding with, or the obtaining of any further Order or consent from, any Governmental Entity or regulatory authority under any Canadian Securities Laws or other Laws or pursuant to the rules and regulations of any regulatory authority administering such Laws, or the fulfillment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, any restrictions on transfer by reason of, among other things, a holder being a "control person" of Coors or Exchangeco for purposes of Securities Laws and other customary qualifications for such Orders).

(b) Coors and Exchangeco shall use their respective reasonable best efforts to obtain the approval of the TSX for the listing of the Exchangeable Shares and the Exchangeco Public Preference Shares, each such listing to be effective prior to or as of the Effective Time.

(c) Coors shall use its reasonable best efforts to obtain the approval of the NYSE for the listing of the Coors Class A Common Stock and the Coors Class B Common Stock to be issued in connection with the transactions contemplated by this Agreement, such listings to be effective prior to or as of the time of issuance of such shares of Coors Common Stock, whether pursuant to the Arrangement or to be provided from time to time upon exchange of the Exchangeable Shares or upon exercise of Replacement Options. Coors shall file with the SEC a registration statement on Form 8-A (or other applicable form) (the "Form 8-A") in order to register the Class A Common Stock on the NYSE under Section 12(b) of the 1934 Act, and shall use its reasonable best efforts to cause the Form 8-A to become effective prior to the Effective Time.

(d) Coors shall file a registration statement on Form S-3 (or other applicable form) (the "*Form S-3*") in order to register under the 1933 Act the Coors Common Stock to be issued from time to time after the Effective Time upon exchange of Exchangeable Shares, and shall use its reasonable best efforts to cause such registration statement to become effective at or prior to the Effective Time and to maintain the effectiveness of such registration for the period that such Exchangeable Shares remain outstanding.

(e) Coors shall file a registration statement on Form S-8 (or other applicable forms) (the "*Form S-8*") in order to register under the 1933 Act the Coors Class B Common Stock to be issued from time to time after the Effective Time upon the exercise of the Replacement Options, and shall use reasonable best efforts to cause such registration statement to become effective as promptly as practicable, but in any event within five (5) days after the Effective Time, and to maintain the effectiveness of such registration for the period of time that the Replacement Options remain outstanding and may be exercised.

2.7 *Cooperation in Filings.*

(a) Each of Coors and Molson shall cooperate in the preparation, filing and mailing of the Joint Proxy Statement/Circular. Each of Coors and Molson shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments with respect to the Joint Proxy Statement/Circular or, in the case of Coors, the Form S-3, received from the SEC, the Canadian Securities Regulatory Authorities or any other Governmental Entity. The parties shall cooperate and provide the other with a reasonable opportunity to review and comment on the Joint Proxy Statement/Circular, the Form S-3 and any amendments or supplements thereto prior to filing such with the SEC, the Canadian Securities Regulatory Authorities and/or each other applicable Government Entity, and will provide each other with a copy of all such filings made. Each party will advise the other party, promptly after it receives notice thereof, of the time when the Form S-3 has become effective, the issuance of any stop order, the suspension of the qualification of any of the Coors Common Stock or the Exchangeable Shares for offering or sale in any jurisdiction, or any request by the SEC, the Canadian Securities Regulatory Authorities or any other Governmental Entity for amendment of the Joint Proxy Statement/Circular or the Form S-3.

(b) Each of Coors and Molson shall furnish to the other all such information concerning it and its stockholders or shareholders as may be required (and, in the case of its stockholders or shareholders, available to it) for the effectuation of the actions described in Sections 2.5 and 2.6 and the foregoing provisions of this Section 2.7, and each covenants that no information furnished by it (or, to its knowledge, with respect to information concerning its shareholders) in connection with such actions or otherwise in connection with the consummation of the transactions contemplated by this Agreement will contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished.

(c) Each of Coors and Molson shall use its reasonable best efforts to ensure that the Joint Proxy Statement/Circular (and, in the case of Coors, the Form S-3 and Form S-8) complies with all applicable Laws and, without limiting the generality of the foregoing, that no information furnished by it (or, to its knowledge, with respect to information concerning its shareholders) for inclusion in the Joint Proxy Statement/Circular (and in the case of Coors, the Form S-3 and the Form S-8) contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by the other party or any third party that is not one of its Affiliates).

(d) Coors and Molson shall each promptly notify the other if, at any time before the Effective Time, it becomes aware that the Joint Proxy Statement/Circular or any other document described in Section 2.6 or any application for any Order described in Section 2.6 contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Joint

Proxy Statement/Circular or such other document or application. In any such event, each of Coors and Molson shall cooperate in the preparation of a supplement or amendment to the Joint Proxy Statement/Circular or such other document or application, as required and as the case may be, and, if required, shall cause the same to be distributed to stockholders of Coors or shareholders of Molson, respectively, and/or filed with the relevant Governmental Entities.

2.8 *Execution of Transaction Documents; Issuance of Stock.* At the Effective Time (i) each of Molson, Coors and Exchangeco shall execute and deliver each of the Transaction Documents to which they are a party, (ii) Coors shall issue Coors Common Stock to (or at the direction of) Callco in accordance with the terms of this Agreement, and such Coors Common Stock shall be duly and validly issued by Coors, fully paid and non-assessable and (iii) Exchangeco shall issue Exchangeable Shares and Exchangeco Public Preference Shares to the shareholders of Molson in accordance with this Agreement and the Plan of Arrangement, and such Exchangeable Shares and Exchangeco Public Preference Shares shall be duly and validly issued by Exchangeco, fully paid and non-assessable. Except as provided in the Plan of Arrangement, all Coors Common Stock issued by Coors pursuant to the Plan of Arrangement and all Exchangeable Shares and Exchangeco Public Preference Shares issued by Exchangeco pursuant to the Plan of Arrangement shall be free of preemptive rights, encumbrances, charges and liens of any nature.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF MOLSON

Molson represents and warrants to Coors, subject to such exceptions as are specifically disclosed in writing in the disclosure schedule (arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article III with the disclosures in any section or subsection of such schedule qualifying the corresponding section or subsection in this Article III, as well as any other section or subsection of this Article III if the relevance of the disclosed item to such other section or subsection is readily apparent on its face) supplied by Molson to Coors dated as of the date hereof (the "*Molson Disclosure Schedule*"), as follows:

3.1 *Organization and Qualification; Subsidiaries.*

(a) Each of Molson and its Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has the requisite corporate, partnership or similar power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted, except, as related to the Subsidiaries of Molson, where the failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Molson. Each of Molson and its Subsidiaries is in possession of all franchises, grants, qualifications, authorizations, licenses, permits, easements, consents, certificates, approvals and orders ("Approvals") from all Governmental Entities necessary to own, lease and operate the properties it purports to own, operate or lease and to lawfully carry on its business as now conducted, except where the failure to have such Approvals has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Molson.

(b) Molson has no material Subsidiaries except those identified to Coors prior to the date hereof.

(c) All of the outstanding capital stock of, or other equity securities or ownership interests in, each Subsidiary of Molson, is owned by Molson, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity securities or ownership interests). There are no outstanding (i) securities of Molson or its Subsidiaries convertible into or exchangeable for

capital or equity securities or ownership interests in any Subsidiary of Molson or (ii) except for employee or director stock options issued pursuant to the Molson Equity Plan, options or other rights to acquire from Molson or any of its Subsidiaries, or other obligation of Molson or any of its Subsidiaries to issue, any capital stock or other equity securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other equity securities or ownership interests in, any Subsidiary of Molson. There are no outstanding obligations of Molson or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the items referred to in clauses (i) and (ii) above.

(d) Neither Molson nor any of its Subsidiaries has agreed nor is it obligated to make nor is it bound by any written or oral agreement, commitment, contract, note, bond, mortgage, indenture, lease, instrument or other binding arrangement (a "Contract") under which it may become obligated to acquire any material equity interest or investment in, or make any material capital contribution to, any Person (other than a wholly-owned Subsidiary of Molson). Neither Molson nor any of its Subsidiaries directly or indirectly owns any material interest or investment (whether equity or debt) nor has any rights to acquire any material interest or investment in any Person (other than a Subsidiary of Molson).

(e) Molson and each of its Subsidiaries is duly qualified to do business as a foreign corporation or other foreign legal entity, and is in good standing, under the Laws of all jurisdictions where the nature of its business requires such qualification, except for those jurisdictions where the failure to be so qualified, individually or in the aggregate, has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Molson.

3.2 *Articles of Amalgamation and Bylaws.* Molson has previously furnished to Coors complete and correct copies of its Articles of Amalgamation and Bylaws or other organizational documents (together, the "*Molson Charter Documents*"), as amended to date. Such Molson Charter Documents, as so amended, and the equivalent organizational documents of each of its Subsidiaries, are in full force and effect. Molson is not in violation of any of the provisions of the Molson Charter Documents, and no material Subsidiary of Molson is in violation of any of its organizational documents.

3.3 *Capitalization.*

(a) The authorized capital of Molson consists of (i) an unlimited number of Molson Class A Common Shares, (ii) an unlimited number of Molson Class B Common Shares and (iii) an unlimited number of preference shares issuable in series ("Molson Preference Shares"). As of the close of business on July 21, 2004, there were outstanding (1) 105,275,963 Molson Class A Common Shares, (2) 22,380,676 Molson Class B Common Shares, (3) no Molson Preference Shares, and (4) options to purchase 5,989,718 Molson Class A Common Shares ("*Molson Options*") issued pursuant to the Molson Inc. 1998 Canadian Stock Option Plan (the "*Molson Equity Plan*"). As of the date hereof, no shares of capital stock of Molson are held by any Subsidiary of Molson. All outstanding shares of capital stock of Molson have been duly authorized and validly issued and are fully paid and nonassessable.

(b) Except as set forth in Section 3.3(a), there are no subscriptions, options, warrants, phantom shares, stock units, stock appreciation rights, other equity-based awards, equity securities, partnership interests, conversion privileges or similar ownership interests, calls, rights (including preemptive rights) or Contracts of any character to which Molson or any of its Subsidiaries is a party or by which it is bound obligating Molson or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or to repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any equity securities, partnership interests or similar ownership interests of Molson or any of its Subsidiaries, or obligating Molson or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option,

warrant, phantom share, stock unit, stock appreciation right, other equity-based award, equity security, call, right, commitment or agreement. There are no outstanding bonds, debentures, or other evidences of indebtedness of Molson or any Subsidiary thereof having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of Molson Common Shares and Molson Options on any matter. Except as contemplated by this Agreement, there is no voting trust, proxy, registration rights agreement, rights plan, anti-takeover plan or other Contract or understanding to which Molson or any of its Subsidiaries is a party or by which they are bound with respect to any equity security of any class of Molson or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its Subsidiaries.

3.4 *Authority Relative to this Agreement.*

(a) Molson has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is party and to perform its obligations hereunder and thereunder and, subject to the receipt of the Molson Shareholder Approval, the Interim Order and the Final Order, to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Molson of this Agreement and the other Transaction Documents to which it is party and the consummation by Molson of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Molson, and no other corporate proceedings on the part of Molson are necessary to authorize this Agreement or the other Transaction Documents, or to consummate the transactions so contemplated, other than the Molson Shareholder Approval, the Interim Order and the Final Order. This Agreement has been, and each other Transaction Document to which Molson is or will be party has been, or will be at or prior to the Closing, duly and validly executed and delivered by Molson and, assuming the due authorization, execution and delivery by the other parties thereto, constitutes or will constitute at or prior to the Closing, a valid, legal and binding obligation of Molson, enforceable against Molson in accordance with its respective terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors' rights generally, (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding may be brought and (iii) the Currency Act (Canada) precludes a court in Canada from rendering judgment in any currency other than Canadian currency.

(b) At a meeting duly called and held, Molson's board of directors has, based on the recommendation of the Independent Committee, unanimously: (i) determined that this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby (including the Arrangement) are fair to the holders of each class of the Molson Common Shares (other than Pentland) and in the best interests of Molson and; (ii) authorized and approved this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby (including the Arrangement); and (iii) resolved to recommend approval and adoption of the Arrangement by its shareholders at the Molson Meeting.

3.5 *No Conflict; Required Filings and Consents.*

(a) The execution, delivery and performance by Molson of this Agreement and the other Transaction Documents to which it is party, and the consummation by Molson of the transactions contemplated hereby and thereby, do not and will not, subject to obtaining the Molson Shareholder Approval and receipt of the Approvals referred to in Section 3.5(b) below, (i) contravene, conflict with or result in a violation or breach of any provision of the Molson Charter Documents or the equivalent organizational documents of any of Molson's material Subsidiaries, (ii) contravene, conflict with or result in a violation or breach of any provisions of any

Law applicable to Molson or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, (iii) require any consent or other action by any Person under, constitute a default (or an event that, with or without notice or lapse of time or both, would constitute a default) under, or cause or permit the termination, amendment, acceleration, triggering or cancellation or other change of any right or obligation or the loss of any benefit to which Molson or any of its Subsidiaries is entitled under (A) any provision of any Contract or other instrument binding upon Molson or any of its Subsidiaries or (B) any license, permit, franchise, certificate, approval or other similar authorization (a "*Permit*") held by, or affecting, or relating in any way to, the assets or business of, Molson or any of its Subsidiaries, or (iv) result in the creation or imposition of any Lien on any asset of Molson or any of its Subsidiaries, other than such exceptions in the case of clause (ii), (iii) or (iv) as have been disclosed to Coors prior to the date of this Agreement or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Molson.

(b) The execution, delivery and performance by Molson of this Agreement and the other Transaction Documents to which it is party and the consummation by Molson of the transactions contemplated hereby and thereby do not, and shall not, require any Approval, action by or in respect of, filing with or notification to, any Governmental Entity, to be made or obtained by Molson or its Subsidiaries, except for (A) the Competition Act Approval, (B) the ICA Approval, (C) the compliance with any applicable requirements of the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "*HSR Act*"), including pre-merger notification requirements, (D) any other applicable competition, merger control, antitrust or similar Law of foreign Governmental Entities, (E) the filing with the Canadian Securities Regulatory Authorities and the mailing to the shareholders of Molson of the Joint Proxy Statement/Circular, (F) such other filings, authorizations, decisions or orders as may be required by the rules and regulations of the TSX, (G) any approvals required by the Interim Order, the Final Order or filings with the Director under the CBCA and (H) any other Approvals or Permits, which, if not obtained, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Molson.

3.6 *Compliance; Permits.*

(a) Molson and each of its Subsidiaries is, and at all times since January 1, 2001 has been, in compliance with all Laws and Orders applicable to it or by which its properties are bound or affected, other than non-compliance matters that have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Molson.

(b) Neither Molson nor any of its Subsidiaries is in conflict with, or in default or violation of, (i) any Law or Order applicable to Molson or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, or (ii) any material Contract, Permit or other instrument or obligation to which Molson or any of its Subsidiaries is a party or by which Molson or any of its Subsidiaries or its or any of their respective properties is bound or affected; except, in each case, for any conflicts, defaults or violations that have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Molson. To the knowledge of Molson, no investigation or review by any Governmental Entity is pending or threatened against Molson or its Subsidiaries, other than, in each such case, those the outcome of which have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Molson.

(c) Molson has complied in all material respects with the applicable listing and corporate governance rules and regulations of the TSX.

(d) Molson and each of its Subsidiaries owns, possesses or has obtained, and is in compliance with, all Permits of or from any Governmental Entity necessary to conduct its business as now

conducted, except for such failures which have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Molson.

3.7 *Reports; Financial Statements.*

(a) Since January 1, 2002, Molson and its Subsidiary Molson Canada have filed with the Canadian Securities Regulatory Authorities and the TSX the forms, reports and documents, including financial statements, annual information forms, material change reports and management proxy circulars required to be filed by Molson and Molson Canada under applicable Securities Laws (collectively, the "*Molson Documents*"). The Molson Documents are publicly and freely available on www.sedar.com. The Molson Documents, at the time filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), complied in all material respects with the requirements of applicable Securities Laws and did not contain any misrepresentation (as defined in the Securities Act (Ontario)) or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Molson has not filed any confidential material change report with the Canadian Securities Regulatory Authorities or any other securities authority or regulator or any stock exchange or other self-regulatory authority which as of the date hereof remains confidential. Other than Molson Canada, none of Molson's Subsidiaries is required to file any reports or other documents with any of the Canadian Securities Regulatory Authorities or the TSX.

(b) The annual audited consolidated financial statements and the quarterly unaudited consolidated financial statements (including in each case, any related notes thereto) contained in the Molson Documents (the "Molson Financial Statements") complied as to form in all material respects with the published rules and regulations of applicable Governmental Entities, the Canadian Securities Regulatory Authorities and the TSX with respect thereto as of their respective dates, and have been prepared in accordance with Canadian generally accepted accounting principles ("*Canadian GAAP*") applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto). The Molson Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of Molson and its Subsidiaries as of the dates and for the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments that are not expected to be material in amount and the absence of notes thereto) on a consolidated basis.

(c) The books and records of Molson and its Subsidiaries, in all material respects, (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) state in reasonable detail the material transactions and dispositions of the assets of Molson and its Subsidiaries and (iii) accurately and fairly reflect the basis for the Molson Financial Statements. Molson has (i) designed and maintains disclosure controls and procedures to ensure that material information relating to Molson and its Subsidiaries is made known to management of Molson by others within those entities, and (ii) designed and maintains a system of internal controls over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements, including that (A) transactions are executed in accordance with management's general or specific authorization; and (B) transactions are recorded as necessary (x) to permit preparation of consolidated financial statements in conformity with Canadian GAAP and (y) to maintain accountability of the assets of Molson and its Subsidiaries. The management of Molson has disclosed, based on its most recent evaluation, to Molson's auditors and the audit committee of Molson's board of directors (i) all significant deficiencies in the design or operation of internal controls which could adversely affect Molson's ability to record, process, summarize and report financial data and have identified for Molson's auditors any material weaknesses in internal controls and (ii) any fraud, whether or not material,

that involves management or other employees who have a significant role in Molson's internal controls. A summary of any such disclosure made by management to Molson's auditors and audit committee is set forth on Section 3.7(c) of the Molson Disclosure Schedule.

3.8 *No Undisclosed Liabilities.* Neither Molson nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent, determined, determinable or otherwise) or obligations, in each case, of the type that would be required to be disclosed on a consolidated balance sheet of Molson (or the notes thereto) and there is no existing condition, situation or set of circumstances that could be reasonably expected to result in such a liability or obligation, except (i) liabilities or obligations fully reflected or reserved against in Molson's balance sheet as of March 31, 2004 (or the notes thereto), included in the Molson Financial Statements, (ii) liabilities or obligations disclosed in any Molson Document filed after March 31, 2004 and prior to the date of this Agreement, (iii) liabilities incurred since March 31, 2004 in the ordinary course of business consistent with past practice, (iv) obligations arising pursuant to the terms of the Contracts disclosed in Section 3.18 (or not required to be so disclosed) or (v) liabilities or obligations that have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Molson.

3.9 *Absence of Certain Changes or Events.* Since March 31, 2004, the business of Molson and its Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been (i) any event, occurrence or development of a state of circumstances or facts which has had or would, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect on Molson, (ii) except with respect to Molson's operations or assets in Brazil, any material revaluation by Molson of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any material sale of assets of Molson other than in the ordinary course of business, (iii) any material damage, destruction or loss (whether or not covered by insurance) with respect to any material assets of Molson or its Subsidiaries, (iv) any material Contract cancelled, terminated, or materially adversely modified or (v) any event or action that if taken after the date hereof would be prohibited by Section 5.1 hereof.

3.10 *Absence of Litigation.* (a) There is no Action that has been commenced or, to the knowledge of Molson, threatened against or affecting, Molson or any Subsidiary or any of their respective properties, rights or assets before any Governmental Entity which, if determined adversely to Molson, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Molson; and (b) neither Molson nor any Subsidiary, nor any of their respective properties, rights or assets, is subject to any outstanding Order that has had or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Molson.

3.11 *Employee Plans.*

(a) With respect to the Molson Employee Plans, no event has occurred and, to the knowledge of Molson, there exists no condition or set of circumstances, in connection with which Molson or any of its Subsidiaries could be subject to any liability that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Molson under any applicable Law.

(b) Molson has made available to Coors prior to the date hereof current and complete summaries of the material terms of, or copies of, the Molson Employee Plans (and, if applicable, related trust agreements) and all amendments thereto. Molson has made available to Coors prior to the date hereof current and complete summaries of the material terms of, or copies of, all employment contracts, severance agreements, gross-ups and option agreements, if any, for the 10 most highly compensated officers of Molson.

3.12 *Labor Matters.*

(a) There are no Actions, labor disputes or grievances pending, or, to the knowledge of Molson, threatened or reasonably anticipated, relating to any Laws relating to employees (which, for the purposes of Section 3.12, includes employees, dependent and independent contractors of Molson and any of its Subsidiaries), including labor relations, health and safety, workers' compensation, discrimination, workplace safety and insurance, pay equity, employment standards and employment equity, including without limitation, charges of unfair labor practices, discrimination or human rights complaints or any Actions relating to employees, which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Molson. Neither Molson nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act or any foreign equivalent and there are no outstanding Orders or pending settlements which place any obligation upon Molson or any of its Subsidiaries to do or refrain from doing any act, in each case which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Molson.

(b) Each of Molson and its Subsidiaries is in compliance with all applicable foreign, federal, provincial, state and local Laws, rules and regulations respecting employment, including employment standards, labor relations, health and safety, workers' compensation, human rights, pay equity, employment equity, workplace safety and insurance, terms and conditions of employment and wages and hours, in each case, with respect to employees, and has withheld, reported and remitted all amounts required by Law or by agreement to be withheld, reported and remitted with respect to wages, salaries and other payments to employees, except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Molson.

3.13 *Title to Property.* Molson and each of its Subsidiaries has good and marketable title to all of its respective Owned Real Property necessary to operate its business as currently operated. All Leased Real Property occupied by Molson and its Subsidiaries affords Molson and/or its Subsidiaries, as the case may be, peaceful and undisturbed possession of the Leased Real Property, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Molson.

3.14 *Insurance.* Molson maintains insurance policies covering the assets, business, equipment, properties, operations, employees, officers and directors of Molson and its Subsidiaries (collectively, the "*Molson Insurance Policies*") which are of the type and in amounts which it believes are reasonably appropriate to conduct its business. To Molson's knowledge, there is no material claim by Molson or any of its Subsidiaries pending under any of the material Molson Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.

3.15 *Taxes.*

(a) *Definition of Taxes.* For the purposes of this Agreement, "Tax" and "Taxes" means any and all taxes, charges, fees, levies or other assessments imposed by Laws, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, profits taxes, disability taxes, registration taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, development taxes, education taxes, business taxes, social services taxes, surtaxes, land transfer taxes, harmonized sales taxes, withholding taxes or other withholding obligations, net worth taxes, recording taxes, capital stock taxes, payroll taxes, employment taxes, excise taxes, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services taxes, service use taxes, customs duties or other governmental charges, estimated or other taxes, assessments, charges,

duties or imposts of any kind whatsoever, together with any interest, penalties, additional taxes, additions to tax or other amounts imposed by any taxing authority with respect to the foregoing and any liability for any such amounts imposed with respect to any other person, including under any agreements or arrangements or any liability for taxes of a predecessor or transferor entity.

(b) *Taxes.* Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i) All Tax returns, statements, reports, forms and similar statements (including estimated Tax returns, claims for refunds, amended returns and reports and information returns and reports) required to be filed with any taxing authority by or on behalf of Molson or any of its Subsidiaries (collectively, the "*Molson Returns*"), were filed when due (including any applicable extension periods) in accordance with all applicable Laws and were correct and complete.

(ii) Molson and each of its Subsidiaries have timely paid, or withheld and remitted to the appropriate taxing authority, all Taxes due and payable by any of them under any applicable Law.

(iii) The charges, accruals and reserves for Taxes with respect to Molson and its Subsidiaries reflected on the Molson Financial Statements (whether or not due and whether or not shown on any Molson Return but excluding any provision for deferred income Taxes) are adequate under Canadian GAAP to cover Taxes accruing through the date thereof.

(iv) There is no Action (including under any indemnification or Tax-sharing agreement) or audit now pending or threatened in writing against or in respect of any Tax or "tax asset" of Molson or any of its Subsidiaries. For purposes of this Section 3.15 and Section 4.15 below, the term "tax asset" shall include any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or Tax attribute which could reduce Taxes.

(v) Neither Molson nor any of its Subsidiaries is party to any tax sharing agreement.

(c) *Tax Status.* Immediately prior to the Effective Time, Molson will not be a "specified financial institution" within the meaning of the ITA, assuming that Coors itself is not a "specified financial institution" at that time.

3.16 *Environmental Matters.* Except as has not had and would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect on Molson:

(a) (i) No Hazardous Substance has been discharged, disposed of, dumped, pumped, deposited, spilled, leaked, emitted or released by Molson or any of its Subsidiaries (or, to the knowledge of Molson, is otherwise present) at, on, under or from any property now or previously owned, leased or operated by Molson or any of its Subsidiaries ("*Molson Property*") in such manner or quantity that exceeds remediation criteria or standards under any applicable Environmental Laws or as would require remediation (either by Molson or its Subsidiaries, or for which Molson or its Subsidiaries would otherwise be liable) under any applicable Environmental Laws or as would adversely affect the business or operations of Molson or any of its Subsidiaries and (ii) to the knowledge of Molson, there are no liabilities of Molson or any of its Subsidiaries arising out of any Environmental Laws or any agreement with a third party and relating to any Hazardous Substances at, on, under or about any property other than a Molson Property. For the purposes of this Agreement, "Environmental Laws" shall mean all Laws and Orders of any international, provincial, federal, state, local and any other Governmental Entity that relate to the protection of the environment or to the impact of harmful or deleterious substances on the environment, health or property.

(b) The operations of Molson and each of its Subsidiaries are in compliance with all, and have not violated any, applicable Environmental Laws.

(c) (i) Molson and its Subsidiaries hold all approvals, certificates, authorizations, agreements, permits, licenses, certificates, clearances and consents under or pursuant to applicable Environmental Laws (the "*Molson Environmental Permits*") necessary for the conduct of Molson's and its Subsidiaries' business as conducted currently and through the most recent fiscal year, (ii) all such Molson Environmental Permits are valid and in full force and effect, (iii) Molson and its Subsidiaries have not violated any such Molson Environmental Permits, and (iv) neither Molson nor any of its Subsidiaries has received any notice that any Molson Environmental Permits will be revoked, adversely modified or not renewed, and to the knowledge of Molson there is no basis for revoking, adversely modifying or refusing to renew any such Molson Environmental Permits.

(d) No Order or Action is pending, and to Molson's knowledge, no Order or Action has been threatened, by any Governmental Entity or third party against or, to Molson's knowledge, affecting Molson or any of its Subsidiaries concerning any alleged violation of or liability under any Environmental Law or concerning any Hazardous Substance.

(e) To Molson's knowledge, there has been no release of Hazardous Substance to the environment (including the workplace environment) resulting in exposure of any Person to any Hazardous Substance in a manner that would be reasonably likely to result in liability to Molson or any of its Subsidiaries.

(f) No Environmental Lien is pending, and to Molson's knowledge, no Environmental Lien has been threatened against or affecting Molson, any of its Subsidiaries, or any real or personal property of Molson or any of its Subsidiaries. "*Environmental Lien*" means any Lien in favor of any Governmental Authority arising under Environmental Laws.

3.17 *Intellectual Property.* Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Molson, (i) Molson or one of its Subsidiaries is the owner or has the right to use all Intellectual Property and Proprietary Subject Matter used in the conduct of its business as it is currently conducted (such Intellectual Property which is owned or used by Molson or one of its Subsidiaries, the "*Molson Intellectual Property*" and such Proprietary Subject Matter, the "*Molson-Used Proprietary Subject Matter*"), free and clear of all Liens; (ii) there are no Orders, or pending, or to Molson's knowledge, threatened Actions, respecting the ownership, validity, enforceability or use of any Molson Intellectual Property or Molson-Used Proprietary Subject Matter, and to the knowledge of Molson, no facts or circumstances exist as a valid basis for same; (iii) the Molson Intellectual Property has not been, and Molson has no reason to expect it to become, abandoned, cancelled or invalidated; (iv) Molson and its Subsidiaries have taken all reasonable actions to protect the Molson Intellectual Property, including Intellectual Property that is confidential in nature; and (v) the conduct of the business of Molson and its Subsidiaries as currently conducted do not infringe, misappropriate, dilute or otherwise violate or make unauthorized use of ("*Infringe*") any Intellectual Property of any Person, and to the knowledge of Molson no Person is currently Infringing Molson Intellectual Property.

3.18 *Agreements, Contracts and Commitments.* Except as limited by confidentiality obligations, Molson has provided to Coors prior to the date hereof an accurate and complete summary of the material terms of each material Contract to which Molson and each of its Subsidiaries is a party (each, a "*Material Molson Contract*"). Except for breaches, violations or defaults which have not had and would not, individually or in the aggregate, have a Material Adverse Effect on Molson, (i) each of the Material Molson Contracts is valid and in full force and effect and shall be in full force and effect after Closing, unamended (except as otherwise permitted pursuant to Section 5.1), and (ii) neither Molson nor any of its Subsidiaries, nor to Molson's knowledge any other party to a Material Molson Contract, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of any such Material Molson Contract, and neither Molson nor any of its Subsidiaries has received written notice that it has

breached, violated or defaulted under, any of the material terms or conditions of any of the Material Molson Contracts. Neither Molson nor any Subsidiary of Molson is a party to, or otherwise a guarantor of or liable with respect to, any interest rate, currency or other swap or derivative transaction, other than any such transactions in the ordinary course of business.

3.19 *Brokers.* Molson and its Subsidiaries have not incurred, nor will they incur, directly or indirectly, any liability for brokerage or finders fees or agent's commissions or any similar charges in connection with this Agreement or the Transaction Documents or any transaction contemplated hereby or thereby, other than fees and expenses payable to Citigroup Global Markets Inc., BMO Nesbitt Burns and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

3.20 *Opinions of Financial Advisors.* The Independent Committee has received from its financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated, an opinion, dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to the holders of the Molson Common Shares (other than Pentland and Eric H. Molson). The board of directors of Molson has received from its financial advisors, Citigroup Global Markets Inc. and BMO Nesbitt Burns, separate opinions, each dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to the holders of the Molson Common Shares.

3.21 *Vote Required.* The only votes of the holders of any class or series of the Molson Common Shares, Molson Options or other securities of Molson necessary to approve this Agreement and the Arrangement and the transactions contemplated hereby and thereby are, subject to any requirement of the Interim Order and subject to obtaining exemptions from applicable Canadian Securities Regulatory Authorities, the Molson Shareholder Approval.

3.22 *No Other Representations and Warranties.* Except for the representations and warranties contained in this Agreement, neither Molson nor its Subsidiaries nor any other Person or its Subsidiaries makes any representation or warranty, express or implied, on behalf of Molson and its Subsidiaries with respect to the transactions contemplated by this Agreement and the Transaction Documents.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF COORS

Coors represents and warrants to Molson, subject to such exceptions as are specifically disclosed in writing in the disclosure schedule (arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article IV with the disclosures in any section or subsection of such schedule qualifying the corresponding section or subsection in this Article IV, as well as any other section or subsection of this Article IV if the relevance of the disclosed item to such other section or subsection is readily apparent on its face) supplied by Coors to Molson dated as of the date hereof (the "*Coors Disclosure Schedule*") as follows:

4.1 *Organization and Qualification; Subsidiaries.*

(a) Each of Coors and its Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has the requisite corporate, partnership or similar power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted, except, as related to the Subsidiaries of Coors, where the failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Coors. Each of Coors and its Subsidiaries is in possession of all Approvals from all Governmental Entities necessary to own, lease and operate the properties it purports to own, operate or lease and to lawfully carry on its business as now

conducted, except where the failure to have such Approvals has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Coors.

(b) Coors has no material Subsidiaries except those identified to Molson prior to the date hereof.

(c) All of the outstanding capital stock of, or other equity securities or ownership interests in, each Subsidiary of Coors, is owned by Coors, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity securities or ownership interests). There are no outstanding (i) securities of Coors or its Subsidiaries convertible into or exchangeable for capital stock or other equity securities or ownership interests in any Subsidiary of Coors or (ii) except for employee or director stock options issued pursuant to the Coors Equity Plans, options or other rights to acquire from Coors or any of its Subsidiaries, or other obligation of Coors or any of its Subsidiaries to issue, any capital stock or other equity securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other equity securities or ownership interests in, any Subsidiary of Coors. There are no outstanding obligations of Coors or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the items referred to in clauses (i) and (ii) above.

(d) Neither Coors nor any of its Subsidiaries has agreed nor is it obligated to make nor is it bound by any Contract under which it may become obligated to acquire any material equity interest or investment in, or make any material capital contribution to, any Person (other than a wholly-owned Subsidiary of Coors). Neither Coors nor any of its Subsidiaries directly or indirectly owns any material interest or investment (whether equity or debt) nor has any rights to acquire any material interest or investment in any Person (other than a Subsidiary of Coors).

(e) Coors and each of its Subsidiaries is duly qualified to do business as a foreign corporation or other foreign legal entity, and is in good standing, under the Laws of all jurisdictions where the nature of its business requires such qualification, except for those jurisdictions where the failure to be so qualified, individually or in the aggregate, has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Coors.

4.2 *Certificate of Incorporation and Bylaws.* Coors has previously furnished to Molson complete and correct copies of its Certificate of Incorporation and Bylaws (together, the "*Coors Charter Documents*"), as amended to date. Such Coors Charter Documents, as so amended, and the equivalent organizational documents of each of its Subsidiaries, are in full force and effect. Coors is not in violation of any of the provisions of the Coors Charter Documents, and no material Subsidiary of Coors is in violation of any of its organizational documents.

4.3 *Capitalization.*

(a) The authorized capital stock of Coors consists of (i) 1,260,000 shares of Coors Class A Common Stock, (ii) 200,000,000 shares of Coors Class B Common Stock and (iii) 25,000,000 shares of Preferred Stock, par value of $0.01 ("*Coors Preferred Stock*"). As of the close of business on July 19, 2004, there were outstanding (1) 1,260,000 shares of Coors Class A Common Stock, (2) 36,043,934 shares of Coors Class B Common Stock, (3) no shares of Coors Preferred Stock, (4) options to purchase 7,352,752 shares of Coors Class B Common Stock ("*Coors Options*") issued pursuant to the Adolph Coors Company 1990 Equity Incentive Plan and the Adolph Coors Company Equity Compensation Plan for Non-Employee Directors (the "*Coors Equity Plans*"), and (5) phantom shares, stock units, stock appreciation rights or other equity-based awards issued under the Coors Equity Plans with respect to an aggregate of 3,035 shares of Coors Class B Common Stock. As of July 20, 2004, no shares of Coors Class A Common Stock or shares of Coors Class B Common Stock were held in treasury. As of the date hereof, no shares of capital stock of Coors are held by any Subsidiary of Coors. All outstanding shares of capital stock of Coors have been duly authorized and validly issued and are fully paid and nonassessable.

(b) Except as set forth in Section 4.3(a), there are no subscriptions, options, warrants, phantom shares, stock units, stock appreciation rights, other equity-based awards, equity securities, partnership interests, conversion privileges or similar ownership interests, calls, rights (including preemptive rights) or Contracts of any character to which Coors or any of its Subsidiaries is a party or by which it is bound obligating Coors or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or to repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any equity securities, partnership interests or similar ownership interests of Coors or any of its Subsidiaries, or obligating Coors or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, phantom share, stock unit, stock appreciation right, other equity-based awards, equity security, call, right, commitment or agreement. There are no outstanding bonds, debentures, or other evidences of indebtedness of Coors or any Subsidiary thereof having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of Coors Common Stock on any matter. Except as contemplated by this Agreement, there is no voting trust, proxy, registration rights agreement, rights plan, anti-takeover plan or other Contract or understanding to which Coors or any of its Subsidiaries is a party or by which they are bound with respect to any equity security of any class of Coors or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its Subsidiaries.

(c) The shares of Coors Common Stock to be issued at the Effective Time as part of the Arrangement (or from time to time following the Effective Time upon conversion of Exchangeable Shares or upon exercise of Replacement Options, as the case may be) have, subject to the receipt of the Coors Stockholder Approval, been duly authorized and, when issued and delivered in accordance with the terms of this Agreement and the Transaction Documents (or the Exchangeable Shares or Replacement Options, as the case may be) will have been validly issued and will be fully paid and nonassessable and the issuance thereof will not be subject to any preemptive or other similar right. Prior to the Effective Time, Coors will reserve for issuance the Coors Common Stock to be issued upon conversion of the Exchangeable Shares and the Replacement Options.

4.4 *Authority Relative to this Agreement.*

(a) Coors has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is party and to perform its obligations hereunder and thereunder and, subject to the receipt of the Coors Stockholder Approval, the Interim Order and the Final Order, to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Coors of this Agreement and the other Transaction Documents to which it is party and the consummation by Coors of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Coors, and no other corporate proceedings on the part of Coors are necessary to authorize this Agreement or the other Transaction Documents, or to consummate the transactions so contemplated, other than the Coors Stockholder Approval, the Interim Order and the Final Order. This Agreement has been, and each other Transaction Document to which Coors is or will be party has been, or will be at or prior to the Closing, duly and validly executed and delivered by Coors and, assuming the due authorization, execution and delivery by the other parties thereto, constitutes or will constitute at or prior to the Closing, a valid, legal and binding obligation of Coors, enforceable against Coors in accordance with its respective terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors' rights generally, (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding may be brought and (iii) the Currency Act (Canada) precludes a court in Canada from rendering judgment in any currency other than Canadian currency.

(b) At a meeting duly called and held, Coors' board of directors has unanimously: (i) determined that this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby (including the Coors Share Issuance, the Coors Charter Amendment and the Arrangement) are advisable and fair to and in the best interests of the Coors and the holders of each class of the Coors Common Stock; (ii) authorized and approved this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby (including the Coors Share Issuance, the Coors Charter Amendment and the Arrangement); and (iii) resolved to recommend approval and adoption of the Coors Charter Amendment and approval of the Coors Share Issuance by its stockholders at the Coors Meeting.

4.5 *No Conflict; Required Filings and Consents.*

(a) The execution, delivery and performance by Coors of this Agreement and the other Transaction Documents to which it is party, and the consummation by Coors of the transactions contemplated hereby and thereby, do not and will not, subject to obtaining the Coors Stockholder Approval and receipt of the Approvals referred to in Section 4.5(b) below, (i) contravene, conflict with or result in a violation or breach of any provision of the Coors Charter Documents or the equivalent organizational documents of any of Coors' material Subsidiaries, (ii) contravene, conflict with or result in a violation or breach of any provisions of any Law applicable to Coors or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, (iii) require any consent or other action by any Person under, constitute a default (or an event that, with or without notice or lapse of time or both, would constitute a default) under, or cause or permit the termination, amendment, acceleration, triggering or cancellation or other change of any right or obligation or the loss of any benefit to which Coors or any of its Subsidiaries is entitled under (A) any provision of any Contract or other instrument binding upon Coors or any of its Subsidiaries or (B) any Permit held by, or affecting, or relating in any way to, the assets or business of, Coors or any of its Subsidiaries, or (iv) result in the creation or imposition of any Lien on any asset of Coors or any of its Subsidiaries, other than such exceptions in the case of clause (ii), (iii) or (iv) as have been disclosed to Molson prior to the date of this Agreement or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Coors.

(b) The execution, delivery and performance by Coors of this Agreement and the other Transaction Documents to which it is party and the consummation by Coors of the transactions contemplated hereby and thereby do not, and shall not, require any Approval, action by or in respect of, filing with or notification to, any Governmental Entity, to be made or obtained by Coors or its Subsidiaries, except for (A) the Competition Act Approval, (B) the ICA Approval, (C) the compliance with any applicable requirements of the HSR Act, including pre-merger notification requirements, (D) any other applicable competition, merger control, antitrust or similar Law of foreign Governmental Entities, (E) the filing with the SEC and the mailing to the Coors stockholders of the Joint Proxy Statement/Circular, and the filing with the SEC of the Form 8-A, the Form S-3 and any reports that might be required pursuant to the 1934 Act in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, (F) the filing with the Secretary of State of the State of Delaware of the restated certificate of incorporation of Coors, in the form attached hereto as Exhibit G, (G) any Orders of applicable Canadian Securities Regulatory Authorities required by Section 2.6(a), (H) such other filings, authorizations, decisions or orders as may be required by the rules and regulations of the NYSE or any state securities or blue sky laws, (I) any approvals required by the Interim Order, the Final Order or filings with the Director under the CBCA and (J) any other Approvals or Permits, which, if not obtained, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Coors.

4.6 *Compliance; Permits.*

(a) Coors and each of its Subsidiaries is, and at all times since January 1, 2001 has been, in compliance with all Laws and Orders applicable to it or by which its properties are bound or affected, other than non-compliance matters that have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Coors.

(b) Neither Coors nor any of its Subsidiaries is in conflict with, or in default or violation of, (i) any Law or Order applicable to Coors or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, or (ii) any material Contract, Permit or other instrument or obligation to which Coors or any of its Subsidiaries is a party or by which Coors or any of its Subsidiaries or its or any of their respective properties is bound or affected; except, in each case, for any conflicts, defaults or violations that have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Coors. To the knowledge of Coors, no investigation or review by any Governmental Entity is pending or threatened against Coors or its Subsidiaries, other than, in each such case, those the outcome of which have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Coors.

(c) Coors and each of its officers and directors have complied in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. Since the enactment of the Sarbanes-Oxley Act, neither Coors nor any of its Subsidiaries has made loans to any executive officer or director of Coors.

(d) Coors and each of its Subsidiaries owns, possesses or has obtained, and is in compliance with, all Permits of or from any Governmental Entity necessary to conduct its business as now conducted, except for such failures which have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Coors.

4.7 *SEC Filings; Financial Statements.*

(a) Since January 1, 2002, Coors has filed with the SEC and NYSE all forms, reports, schedules, prospectuses, registration statements, proxy or information statements and other documents required to be filed by Coors under applicable Securities Laws (collectively, the "*Coors SEC Reports*"). The Coors SEC Reports, at the time filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), (i) complied in all material respects with the requirements of the applicable Securities Laws and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Coors' Subsidiaries is required to file any reports or other documents with the SEC.

(b) The annual audited consolidated financial statements and the unaudited consolidated interim financial statements (including, in each case, any related notes thereto) contained in the Coors SEC Reports (the "*Coors Financial Statements*") complied as to form in all material respects with the published rules and regulations of the SEC, including but not limited to the Sarbanes-Oxley Act, with respect thereto as of their respective dates, and have been prepared in accordance with United States generally accepted accounting principles ("*US GAAP*") applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements, do not contain footnotes as permitted by Form 10-Q under the 1934 Act) present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of Coors and its Subsidiaries as of the dates and for the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments that are not expected to be material in amount and the absence of notes thereto) on a consolidated basis.

(c) The books and records of Coors and its Subsidiaries, in all material respects, (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) state

in reasonable detail the material transactions and dispositions of the assets of Coors and its Subsidiaries and (iii) accurately and fairly reflect the basis for Coors Financial Statements. Coors has (i) designed and maintains disclosure controls and procedures to ensure that material information relating to Coors and its Subsidiaries is made known to management of Coors by others within those entities, and (ii) designed and maintains a system of internal controls over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements, including that (A) transactions are executed in accordance with management's general or specific authorization; and (B) transactions are recorded as necessary (x) to permit preparation of consolidated financial statements in conformity with US GAAP and (y) to maintain accountability of the assets of Coors and its Subsidiaries. The management of Coors has disclosed, based on its most recent evaluation, to Coors' auditors and the audit committee of Coors' board of directors (i) all significant deficiencies in the design or operation of internal controls which could adversely affect Coors' ability to record, process, summarize and report financial data and have identified for Coors' auditors any material weaknesses in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Coors' internal controls. A summary of any such disclosure made by management to Coors' auditors and audit committee is set forth on Section 4.7(c) of the Coors Disclosure Schedule.

4.8 *No Undisclosed Liabilities*. Neither Coors nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent, determined, determinable or otherwise) or obligations, in each case, of the type that would be required to be disclosed on a consolidated balance sheet of Coors (or the notes thereto) and there is no existing condition, situation or set of circumstances that could be reasonably expected to result in such a liability or obligation, except (i) liabilities or obligations fully reflected or reserved against in Coors' balance sheet as of December 28, 2003 (or the notes thereto), included in the Coors Financial Statements, (ii) liabilities or obligations disclosed in any Coors SEC Report filed after December 28, 2003, and prior to the date of this Agreement, (iii) liabilities incurred since December 28, 2003 in the ordinary course of business consistent with past practice, (iv) obligations arising pursuant to the terms of the Contracts disclosed in Section 4.18 (or not required to be so disclosed) or (v) liabilities or obligations that have not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Coors.

4.9 *Absence of Certain Changes or Events*. Since December 28, 2003, the business of Coors and its Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been (i) any event, occurrence or development of a state of circumstances or facts which has had or would, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect on Coors, (ii) any material revaluation by Coors of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any material sale of assets of Coors other than in the ordinary course of business, (iii) any material damage, destruction or loss (whether or not covered by insurance) with respect to any material assets of Coors or its Subsidiaries, (iv) any material Contract cancelled, terminated, or materially adversely modified or (v) any event or action that if taken after the date hereof would be prohibited by Section 5.2 hereof.

4.10 *Absence of Litigation*. (a) There is no Action that has been commenced or, to the knowledge of Coors, threatened against or affecting, Coors or any Subsidiary or any of their respective properties, rights or assets before any Governmental Entity which, if determined adversely to Coors, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Coors; and (b) neither Coors nor any Subsidiary, nor any of their respective properties, rights or assets is subject to any outstanding Order that has had or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Coors.

4.11 *Employee Plans.*

(a) With respect to the Coors Employee Plans, no event has occurred and, to the knowledge of Coors, there exists no condition or set of circumstances, in connection with which Coors or any of its Subsidiaries could be subject to any liability that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Coors under any applicable Law.

(b) Coors has made available to Molson prior to the date hereof current and complete summaries of the material terms of, or copies of, the Coors Employee Plans (and, if applicable, related trust agreements) and all amendments thereto. Coors has made available to Molson prior to the date hereof current and complete summaries of the material terms of, or copies of, all employment contracts, severance agreements, gross-ups and option agreements, if any, for the 10 most highly compensated officers of Coors.

4.12 *Labor Matters.*

(a) There are no Actions, labor disputes or grievances pending, or, to the knowledge of Coors, threatened or reasonably anticipated, relating to any Laws relating to employees (which, for the purposes of Section 4.12, includes employees, dependent and independent contractors of Coors and any of its Subsidiaries), including labor relations, health and safety, workers' compensation, discrimination, workplace safety and insurance, pay equity, employment standards and employment equity, including without limitation, charges of unfair labor practices, discrimination or human rights complaints or any Actions relating to employees, which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Coors. Neither Coors nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act or any foreign equivalent and there are no outstanding Orders or pending settlements which place any obligation upon Coors or any of its Subsidiaries to do or refrain from doing any act, in each case which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Coors.

(b) Each of Coors and its Subsidiaries is in compliance with all applicable foreign, federal, provincial, state and local Laws, rules and regulations respecting employment, including employment standards, labor relations, health and safety, workers' compensation, human rights, pay equity, employment equity, workplace safety and insurance, terms and conditions of employment and wages and hours, in each case, with respect to employees, and has withheld, reported and remitted all amounts required by Law or by agreement to be withheld, reported and remitted with respect to wages, salaries and other payments to employees, except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Coors.

4.13 *Title to Property.* Coors and each of its Subsidiaries has good and marketable title to all of its respective Owned Real Property necessary to operate its business as currently operated. All Leased Real Property occupied by Coors and its Subsidiaries affords Coors and/or its Subsidiaries, as the case may be, peaceful and undisturbed possession of the Leased Real Property, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Coors.

4.14 *Insurance.* Coors maintains insurance policies covering the assets, business, equipment, properties, operations, employees, officers and directors of Coors and its Subsidiaries (collectively, the "*Coors Insurance Policies*") which are of the type and in amounts which it believes are reasonably appropriate to conduct its business. To Coors' knowledge, there is no material claim by Coors or any of its Subsidiaries pending under any of the material Coors Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.

4.15 *Taxes.*

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i) All Tax returns, statements, reports, forms and similar statements (including estimated Tax returns, claims for refunds, amended returns and reports and information returns and reports) required to be filed with any taxing authority by or on behalf of Coors or any of its Subsidiaries (collectively, the "*Coors Returns*"), were filed when due (including any applicable extension periods) in accordance with all applicable Laws and were correct and complete.

(ii) Coors and each of its Subsidiaries have timely paid, or withheld and remitted to the appropriate taxing authority, all Taxes due and payable by any of them under any applicable Law.

(iii) The charges, accruals and reserves for Taxes with respect to Coors and its Subsidiaries reflected on the Coors Financial Statements (whether or not due and whether or not shown on any Coors Return but excluding any provision for deferred income Taxes) are adequate under US GAAP to cover Taxes accruing through the date thereof.

(iv) There is no Action (including under any indemnification or Tax-sharing agreement) or audit now pending or threatened in writing against or in respect of any Tax or "tax asset" of Coors or any of its Subsidiaries.

(v) Neither Coors nor any of its Subsidiaries is party to any tax sharing agreement.

(b) *Tax Status.*

(i) Notwithstanding any disclosure made to the contrary in the Coors Disclosure Schedule, Coors is not a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code.

(ii) Notwithstanding any disclosure made to the contrary in the Coors Disclosure Schedule, Coors is not, and immediately prior to the Effective Time Coors will not be, a "specified financial institution" or a "foreign investment entity", both within the meaning of the ITA assuming the enactment into law and the proclamation into force of proposed sections 94.1 to 94.4 and related provisions as contained in the October 30, 2003 Notice of Ways and Means Motion, and assuming that Molson itself is not a "specified financial institution" at that time.

4.16 *Environmental Matters.* Except as has not had and would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect on Coors:

(a) (i) No Hazardous Substance has been discharged, disposed of, dumped, pumped, deposited, spilled, leaked, emitted or released by Coors or any of its Subsidiaries (or, to the knowledge of Coors, is otherwise present) at, on, under or from any property now or previously owned, leased or operated by Coors or any of its Subsidiaries ("Coors Property") in such manner or quantity that exceeds remediation criteria or standards under any applicable Environmental Laws or as would require remediation (either by Coors or its Subsidiaries, or for which Coors or its Subsidiaries would otherwise be liable) under any applicable Environmental Laws or as would adversely affect the business or operations of Coors or any of its Subsidiaries and (ii) to the knowledge of Coors, there are no liabilities of Coors or any of its Subsidiaries arising out of any Environmental Laws or any agreement with a third party and relating to any Hazardous Substances at, on, under or about any property other than a Coors Property.

(b) The operations of Coors and each of its Subsidiaries are in compliance with all, and have not violated any, applicable Environmental Laws.

(c) (i) Coors and its Subsidiaries hold all approvals, certificates, authorizations, agreements, permits, licenses, certificates, clearances and consents under or pursuant to applicable Environmental Laws (the "Coors Environmental Permits") necessary for the conduct of Coors' and its Subsidiaries' business as conducted currently and through the most recent fiscal year, (ii) all such Coors Environmental Permits are valid and in full force and effect, (iii) Coors and its Subsidiaries have not violated any such Coors Environmental Permits, and (iv) neither Coors nor any of its Subsidiaries has received any notice that any Coors Environmental Permits will be revoked, adversely modified or not renewed, and to the knowledge of Coors there is no basis for revoking, adversely modifying or refusing to renew any such Coors Environmental Permits.

(d) No Order or Action is pending, and to Coors' knowledge, no Order or Action has been threatened, by any Governmental Entity or third party against or, to Coors' knowledge, affecting Coors or any of its Subsidiaries concerning any alleged violation of or liability under any Environmental Law or concerning any Hazardous Substance.

(e) To Coors' knowledge, there has been no release of Hazardous Substance to the environment (including the workplace environment) resulting in exposure of any Person to any Hazardous Substance in a manner that would be reasonably likely to result in liability to Coors or any of its Subsidiaries.

(f) No Environmental Lien is pending, and to Coors' knowledge, no Environmental Lien has been threatened against or affecting Coors, any of its Subsidiaries, or any real or personal property of Coors or any of its Subsidiaries.

4.17 *Intellectual Property.* Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Coors, (i) Coors or one of its Subsidiaries is the owner or has the right to use all Intellectual Property and Proprietary Subject Matter used in the conduct of its business as it is currently conducted (such Intellectual Property which is owned or used by Coors or one of its Subsidiaries, the "*Coors Intellectual Property*" and such Proprietary Subject Matter, the "*Coors-Used Proprietary Subject Matter*"), free and clear of all Liens; (ii) there are no Orders, or pending, or to Coors' knowledge, threatened Actions, respecting the ownership, validity, enforceability or use of any Coors Intellectual Property or Coors-Used Proprietary Subject Matter, and to the knowledge of Coors, no facts or circumstances exist as a valid basis for same; (iii) the Coors Intellectual Property has not been, and Coors has no reason to expect it to become, abandoned, cancelled or invalidated; (iv) Coors and its Subsidiaries have taken all reasonable actions to protect the Coors Intellectual Property, including Intellectual Property that is confidential in nature; and (v) the conduct of the business of Coors and its Subsidiaries as currently conducted do not Infringe any Intellectual Property of any Person and, to the knowledge of Coors, no Person is currently Infringing Coors Intellectual Property.

4.18 *Agreements, Contracts and Commitments.* Except as limited by confidentiality obligations, Coors has provided to Molson prior to the date hereof an accurate and complete summary of the material terms of each material Contract to which Coors and each of its Subsidiaries is a party (each, a "*Material Coors Contract*"). Except for breaches, violations or defaults which have not had and would not, individually or in the aggregate, have a Material Adverse Effect on Coors, (i) each of the Material Coors Contracts is valid and in full force and effect and shall be in full force and effect after Closing, unamended (except as otherwise permitted pursuant to Section 5.2), and (ii) neither Coors nor any of its Subsidiaries, nor to Coors' knowledge any other party to a Material Coors Contracts, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of any such Material Coors Contracts, and neither Coors nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the Material Coors Contracts. Neither Coors nor any Subsidiary of Coors is a party to, or otherwise a guarantor of or liable with

respect to, any interest rate, currency or other swap or derivative transaction, other than any such transactions in the ordinary course of business.

4.19 *Brokers.* Coors and its Subsidiaries have not incurred, nor will they incur, directly or indirectly, any liability for brokerage or finders fees or agent's commissions or any similar charges in connection with this Agreement or the Transaction Documents or any transaction contemplated hereby or thereby, except Deutsche Bank Securities Inc.

4.20 *Opinion of Financial Advisor.* The board of directors of Coors has received from its financial advisor, Deutsche Bank Securities Inc., an opinion, dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to (i) the holders of the Coors Class A Common Stock and (ii) the holders of the Coors Common Stock.

4.21 *Vote Required.* The only votes of the holders of any class or series of Coors' capital stock or other securities of Coors necessary to approve the transactions contemplated by this Agreement are: (i) the affirmative vote of the holders of a majority of the outstanding shares of Coors Class A Common Stock, voting as a separate class, in favor of the Coors Charter Amendment, (ii) the affirmative vote of the holders of a majority of the outstanding shares of Coors Class B Common Stock, voting as a separate class, in favor of the Coors Charter Amendment and (iii) the affirmative vote in favor of the Coors Share Issuance of a majority of the votes cast thereon by the holders of the outstanding shares of Coors Class A Common Stock (provided that the total votes cast on the Coors Share Issuance represent at least a majority of the Coors Class A Common Stock issued and outstanding and entitled to vote at the Coors Meeting) (such approvals, collectively, the "*Coors Stockholder Approval*").

4.22 *Callco and Exchangeco Status.*

(a) Other than in connection with the Arrangement or the transactions contemplated by this Agreement, Coors, directly or indirectly, has no plan or intention to: (i) cause the liquidation of Exchangeco or Callco (for U.S. federal income tax purposes or otherwise), (ii) cause the reorganization, merger or amalgamation of Exchangeco or Callco with any Person (provided that the foregoing shall not prevent transfers of assets to and from Exchangeco), (iii) cause the sale, distribution or other disposition of the stock of Exchangeco or Callco by the owner thereof (other than a transfer to one or more wholly-owned Subsidiaries of Coors), or (iv) cause Exchangeco to issue any shares of voting stock of Exchangeco.

(b) At the Effective Time, except as contemplated by the Arrangement, Coors or one or more wholly-owned Subsidiaries of Coors will own all of the outstanding capital stock of Exchangeco other than the Exchangeable Shares and Class C Preferred Shares to be issued in the Arrangement or in connection with the Arrangement, and Exchangeco will be a "taxable Canadian corporation" within the meaning of the ITA.

(c) Except for obligations and liabilities incurred in connection with its incorporation or organization and the transactions contemplated hereby and in the Plan of Arrangement, Callco has not and will not have incurred, directly or indirectly, any obligations or liabilities or engaged in any business or activities or entered into any agreements or arrangements with any Person. At no time prior to the Effective Time will Callco own any material assets other than an amount of cash necessary to incorporate Callco and to pay the expenses of the transactions contemplated hereby attributable to Callco if the transactions contemplated hereby are consummated.

4.23 *Exchangeable Shares.* The Exchangeable Shares and the Exchangeco Public Preference Shares to be issued in connection with the Arrangement will be duly and validly issued by Exchangeco and fully paid and non-assessable. The rights, privileges, restrictions and conditions attaching to the Class A Exchangeable Shares shall be substantially as set out in Appendix I of the Plan of Arrangement. The rights, privileges, restrictions and conditions attaching to the Class B Exchangeable

Shares shall be substantially as set out in Appendix I of the Plan of Arrangement. A term sheet describing certain terms of the Exchangeco Public Preference Shares shall be set out in Appendix II of the Plan of Arrangement.

4.24 *Coors Common Stock.* The Coors Common Stock to be issued pursuant to the Arrangement or upon the exchange from time to time of the Exchangeable Shares or upon the exercise from time to time of the Replacement Options will, in all cases, be duly and validly issued by Coors, fully paid and non-assessable and free of preemptive rights, encumbrances, charges and liens on their respective dates of issue.

4.25 *State Antitakeover Laws.* Section 203 of the Delaware General Corporation Law is not applicable to Coors.

4.26 *No Other Representations and Warranties.* Except for the representations and warranties contained in this Agreement, neither Coors nor its Subsidiaries nor any other Person or its Subsidiaries makes any representation or warranty, express or implied, on behalf of Coors and its Subsidiaries with respect to the transactions contemplated by this Agreement and the Transaction Documents.

ARTICLE V

CONDUCT PRIOR TO THE EFFECTIVE TIME

5.1 *Conduct of Business by Molson.* During the period from the date of this Agreement to the Effective Time, except as otherwise expressly contemplated or permitted in this Agreement and except to the extent Coors shall otherwise give its prior written consent, each of Molson and its Subsidiaries shall: (i) conduct its business in the ordinary course and consistent with past practice and in compliance in all material respects with applicable Laws; (ii) pay or perform its material obligations when due; and (iii) use its commercially reasonable efforts consistent with past practices to: (A) preserve intact its present business organization, (B) keep available the services of its present officers and employees, (C) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has significant business dealings, and (D) preserve in all material respects the Molson Intellectual Property. Without limiting the generality of the foregoing, except as provided in Section 5.1 of the Molson Disclosure Schedule or as expressly contemplated by this Agreement or the Plan of Arrangement, without the prior written consent of Coors, during the period from the date of this Agreement to the Effective Time, Molson shall not, and shall not permit any of its Subsidiaries to, do any of the following:

(a) amend its articles of incorporation or by-laws or other applicable governing instruments;

(b) split, combine, subdivide or reclassify any shares of its capital stock or other equity interests or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities, except for (i) cash dividends with respect to the Molson Common Shares consistent with past practice and in the ordinary course, in each case with usual declaration, record and payment dates and in accordance with Molson's past dividend policy and (ii) dividends paid to Molson or any of its Subsidiaries by any Subsidiary that is, directly or indirectly, wholly owned by Molson;

(c) adopt a plan or agreement of complete or partial liquidation, dissolution, winding up, merger, consolidation, amalgamation, restructuring, recapitalization or other material reorganization (other than a merger or consolidation between wholly owned Subsidiaries);

(d) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of its capital stock of any class or other equity interests or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such capital stock or other equity interests, other

than (i) the issuance of shares of Molson Common Shares upon the exercise of stock options outstanding on the date hereof or issued after the date hereof in compliance with the terms of this Agreement in accordance with their present terms, (ii) grants of options to its employees and directors in the ordinary course of business consistent with past practice, using Molson's standard form of stock option award agreement as of the date hereof, up to a maximum of 500,000 optioned Molson Class A Common Shares in the aggregate; or (iii) issuances required pursuant to the conversion of convertible securities outstanding on the date hereof;

(e) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material business;

(f) other than pursuant to Contracts in effect as of the date hereof and other than sales of inventory in the ordinary course of business consistent with past practice, sell, lease, license (as licensor or licensee), assign, encumber or otherwise transfer in one transaction or any series of related transactions, any material assets or material rights;

(g) incur, assume or guarantee any indebtedness for borrowed money or issue or sell any debt securities or warrants or other rights to acquire debt securities or enter into any keep-well or other arrangements to maintain the financial condition of any other Person, other than short-term borrowings in the ordinary course of business and in amounts and on terms consistent with past practices;

(h) make any loan, advance or capital contribution to or investment in any Person, other than (i) loans, advances or capital contributions to or investments in its Subsidiaries, (ii) in connection with acquisitions permitted by Section 5.1(e), or (iii) in the ordinary course of business consistent with past practice, to the extent not individually or in the aggregate material to Molson; provided that none of such transactions permitted by this clause (iii) shall present a material risk of delaying or impairing the parties' ability to consummate the transactions contemplated by this Agreement and the Transaction Documents;

(i) change (i) its methods of accounting or accounting practices in any material respect, except as required by concurrent changes in Canadian GAAP or by Law and concurred in by Molson's external auditors or (ii) its fiscal year;

(j) enter into, cancel, terminate, fail to renew or amend in any material respect any Material Molson Contract or any Contract that would be a Material Molson Contract if in effect on the date hereof;

(k) settle, or propose to settle, any Action or liability to the extent such settlement (i) would provide for any injunctive relief or other material restriction on the businesses of Molson and its Subsidiaries or any admission by Molson or any Subsidiary of material liability or wrongdoing, or (ii) would require a material payment (whether or not covered by insurance);

(l) take any action that would, or would reasonably be expected to, prevent or materially impair or delay the ability of Molson to consummate the transactions contemplated by this Agreement or the Transaction Documents, including the Arrangement and the transactions contemplated by the Arrangement; or

(m) agree or commit to do any of the foregoing.

5.2 *Conduct of Business by Coors.* During the period from the date of this Agreement to the Effective Time, except as otherwise expressly contemplated or permitted in this Agreement and except to the extent Molson shall otherwise give its prior written consent, each of Coors and its Subsidiaries shall: (i) conduct its business in the ordinary course and consistent with past practice and in compliance in all material respects with applicable Laws; (ii) pay or perform its material obligations when due; and (iii) use its commercially reasonable efforts consistent with past practices to: (A) preserve intact its

present business organization, (B) keep available the services of its present officers and employees, (C) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has significant business dealings, and (D) preserve in all material respects the Coors Intellectual Property. Without limiting the generality of the foregoing, except as provided in Section 5.2 of the Coors Disclosure Schedule or as expressly contemplated by this Agreement or the Plan of Arrangement, without the prior written consent of Molson, during the period from the date of this Agreement to the Effective Time, Coors shall not, and shall not permit any of its Subsidiaries to, do any of the following:

(a) amend its certificate of incorporation or Bylaws or other applicable governing instruments;

(b) split, combine, subdivide or reclassify any shares of its capital stock or other equity interests or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities, except for (i) cash dividends with respect to the Coors Common Stock, consistent with past practice and in the ordinary course, in each case with usual declaration, record and payment dates and in accordance with Coors' past dividend policy and (ii) dividends paid to Coors or any of its Subsidiaries by any Subsidiary that is, directly or indirectly, wholly owned by Coors;

(c) adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, amalgamation, restructuring, recapitalization or other material reorganization (other than a merger or consolidation between wholly owned Subsidiaries);

(d) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of its capital stock of any class or other equity interests or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such capital stock or other equity interests, other than (i) the issuance of shares of Coors Common Stock upon the exercise of stock options outstanding on the date hereof or issued after the date hereof in compliance with the terms of this Agreement in accordance with their present terms, (ii) grants of options to its employees and directors in the ordinary course of business consistent with past practice, using Coors' standard form of stock option award agreement as of the date hereof, up to a maximum of 100,000 optioned shares of Coors Class B Common Shares in the aggregate; or (iii) issuances required pursuant to the conversion of convertible securities outstanding on the date hereof;

(e) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material business;

(f) other than pursuant to Contracts in effect as of the date hereof and other than sales of inventory in the ordinary course of business consistent with past practice, sell, lease, license (as licensor or licensee), assign, encumber or otherwise transfer in one transaction or any series of related transactions, any material assets or material rights;

(g) incur, assume or guarantee any indebtedness for borrowed money or issue or sell any debt securities or warrants or other rights to acquire debt securities, or enter into any keep-well or other arrangements to maintain the financial condition of any other Person, other than short-term borrowings in the ordinary course of business and in amounts and on terms consistent with past practices;

(h) make any loan, advance or capital contribution to or investment in any Person, other than (i) loans, advances or capital contributions to or investments in its Subsidiaries, (ii) in connection with acquisitions permitted by Section 5.2(e), or (iii) in the ordinary course of business consistent with past practice, to the extent not individually or in the aggregate material to Coors; provided that none of such transactions permitted by this clause (iii) shall present a material risk of delaying

or impairing the parties' ability to consummate the transactions contemplated by this Agreement and the Transaction Documents;

(i) change (i) its methods of accounting or accounting practices in any material respect, except as required by concurrent changes in US GAAP or by Law and concurred in by Coors' external auditors or (ii) its fiscal year;

(j) enter into, cancel, terminate, fail to renew or amend in any material respect any Material Coors Contract or any Contract that would be a Material Coors Contract if in effect on the date hereof;

(k) settle, or propose to settle, any Action or liability to the extent such settlement (i) would provide for any injunctive relief or other material restriction on the businesses of Coors and its Subsidiaries or any admission by Coors or any Subsidiary of material liability or wrongdoing, or (ii) would require a material payment (whether or not covered by insurance);

(l) take any action that would, or would reasonably be expected to, prevent or materially impair or delay the ability of Coors to consummate the transactions contemplated by this Agreement or the Transaction Documents, including the Arrangement and the transactions contemplated by the Arrangement; or

(m) agree or commit to do any of the foregoing.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 *Confidentiality; Access to Information and Certain Tax Matters.*

(a) *Confidentiality.* The parties acknowledge that Molson and Coors have previously executed a Confidentiality Agreement, dated as of June 11, 2004 (the "Confidentiality Agreement"), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

(b) *Access to Information.* Each of Coors and Molson will (and will cause each of its Subsidiaries to) afford the other party and its accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to its properties, books, records, Contracts and personnel during the period prior to the Effective Time to obtain all information concerning its business, properties, results of operations and personnel, as may be reasonably requested. No information or knowledge obtained by any party in any investigation pursuant to this Section 6.1(b) will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Arrangement. Notwithstanding the foregoing, either party may restrict the foregoing access to the extent that any Law (including Laws relating to the exchange of information and all applicable antitrust, competition and similar Laws, and attorney-client and other privileges) applicable to such party requires such party or its Subsidiaries to restrict or prohibit such access. The parties will hold any information obtained pursuant to this Section 6.1(b) in confidence in accordance with, and otherwise subject to, the provisions of the Confidentiality Agreement.

(c) *Post-Effective Time Covenants.* Following the Effective Time and while any Exchangeable Shares (other than any Exchangeable Shares owned by Coors or any of its Affiliates) are outstanding, (a) Coors will use its best efforts to ensure that Exchangeco (or any successor thereto as the issuer of the Exchangeable Shares) will continue to be a "taxable Canadian corporation" and a "public corporation" within the meaning of the ITA (as of the Effective Time and any modifications of such definitions which are consistent with the general principle thereof), and (b) Coors will use its reasonable best efforts to ensure that the Exchangeable Shares are listed on a "prescribed stock exchange in Canada" within the meaning of the ITA (as of the Effective Time and any modifications of

such definition which are consistent with the general principle thereof). This covenant shall survive the Effective Time.

(d) *Tax-Deferred Transaction.* None of Coors, Callco or Exchangeco shall take any action which could reasonably be expected to prevent the exchange of Molson Common Shares for consideration that includes Exchangeable Shares under the Arrangement by the validly-electing Canadian resident holders of Molson Common Shares who make and file a valid tax election under subsection 85(1) or (2) of the ITA as described and on the terms set forth in the Plan of Arrangement from being treated as a tax deferred transaction for purposes of the ITA if such holders are otherwise eligible for such treatment.

(e) *Substantial Presence.* As long as there are any Exchangeable Shares outstanding (other than Exchangeable Shares held by Coors or any of its Affiliates), and if required to cause Exchangeable Shares not to be "foreign property" within the meaning of subsection 206(1) of the ITA (as of the Effective Time and any modifications of such definition which are consistent with the general principle thereof), Coors shall use its reasonable best efforts to cause Exchangeco to maintain a substantial presence in Canada for purposes of subsection 206(1.1) of the ITA (as of the Effective Time and any modifications of such concept which are consistent with the general principle thereof). This covenant shall survive the Effective Time.

(f) *Safe Income.* (i) Molson Shareholders will be permitted to effect a "safe income tuck-in" transaction (a "*Safe-Income Transaction*") in accordance with applicable Laws to be effective shortly prior to the date on which the Effective Time occurs, on the terms and subject to the conditions described in the holding company participation agreement attached as Exhibit F hereto.

(ii) In the event that (i) the terms and conditions of such Safe Income Transaction are not satisfactory to the Director or the Court or (ii) the Ontario Securities Commission, the AMF or any other securities regulatory authority in Canada refuses to grant any relief required in connection with any such transaction, then Coors will use its reasonable best efforts to assist Molson in structuring an alternate form of Safe Income Transaction in a manner satisfactory to each of Coors and Molson, acting reasonably, as well as to the Ontario Securities Commission, the AMF or any other securities regulatory authority in Canada.

(g) *Tax Status.*

(i) Coors covenants that it will take all steps reasonably within its control that are necessary to ensure that it will not become a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code. This covenant shall survive the Effective Time.

(ii) Coors covenants that, so long as any outstanding Exchangeable Shares are owned by any Original Significant Exchangeable Shareholder, it will take all steps within its control that are necessary to ensure that it will not become a "specified financial institution" within the meaning of the ITA (as of the Effective Time and any modifications of such definition which are consistent with the general principle thereof). This covenant shall survive the Effective Time. This covenant will not prevent Coors or any of its Affiliates from effecting an acquisition of or merger or combination with another corporation where (a) each Original Significant Exchangeable Shareholder consents in writing to such merger or acquisition, (b) Coors indemnifies each Original Significant Exchangeable Shareholder on an after-tax basis for any losses arising from Coors becoming a "specified financial institution" within the meaning of the ITA (as of the Effective Time and any modifications of such definition which are consistent with the general principle thereof), or (c) Coors ensures that it is not a "specified financial institution" within the meaning of the ITA (as of the Effective Time and any modifications of such definition which are consistent with the general principle thereof) from and after the earlier of (i) 60 days following the entering into of a definitive agreement relating to such merger, combination or acquisition, and (ii) the date

of payment of the first dividend on the Exchangeable Shares following the entering into of such definitive agreement. For the purpose of the foregoing, an "Original Significant Exchangeable Shareholder" is a shareholder who (i) pursuant to the Arrangement, received, and (ii) at any subsequent time when its status as an Original Significant Exchangeable Shareholder is being determined, holds, more than 10% of the shares of any class of Exchangeable Shares, and all of the Exchangeable Shares owned by (1) such Person, (2) any other Person with whom the shareholder does not deal at arm's length for purposes of the ITA (as of the Effective Time and any modifications of such definition which are consistent with the general principle thereof) and (3) any trust of which the shareholder is a beneficiary, have an aggregate fair market value of at least $25,000,000. This covenant does not apply to the extent of a breach of the representation of Molson regarding its status as a "specified financial institution" as at the Effective Time.

(iii) Coors covenants that, so long as any outstanding Exchangeable Shares or Coors Stock are owned by any Original Significant Canadian Shareholder, it will take all steps within its control that are necessary to ensure that it will not become a "foreign investment entity" within the meaning of the ITA (as of the Effective Time (assuming the enactment into law and the proclamation into force of proposed sections 94.1 to 94.4 and related provisions as contained in the October 30, 2003 Notice of Ways and Means Motion) and any modifications of such definition which are consistent with the general principle thereof). This covenant shall survive the Effective Time. This covenant will not prevent Coors or any of its Affiliates from undertaking any business or activity where each Original Significant Canadian Shareholder consents in writing to such business or activity. For the purpose of the foregoing, an "Original Significant Canadian Shareholder" is a shareholder who (i) pursuant to the Arrangement, received, and (ii) at any subsequent time when its status as an Original Significant Canadian Shareholder is being determined, holds, more than 10% of the shares of any class of Exchangeable Shares or Coors Stock (including for this purpose any shares held by a Person with whom the shareholder does not deal at arm's length for purposes of the ITA (as of the Effective Time and any modifications of such definition which are consistent with the general principle thereof)) or any shares of any class of Exchangeable Shares or Coors Stock in which there are fewer than 150 holders each holding Cdn. $500 worth of shares.

(h) *Withholding Taxes.* Exchangeco covenants that it will pay additional amounts with respect to any dividends paid to a Canadian resident holder of Exchangeable Shares in the event that any withholding taxes other than Canadian Federal or Provincial taxes withheld at source ("*non-Canadian withholding taxes*") are imposed, directly or indirectly, in respect of such dividends. Such additional amounts shall be determined such that, on an after-tax basis, the Canadian resident holder has received the same amount that it would have received if no non-Canadian withholding taxes had been imposed, taking into account any increased (x) gross income tax imposed directly on such holder by the jurisdiction imposing such non-Canadian withholding taxes, (y) non-Canadian withholding tax and (z) Canadian income tax, in each case, in respect of such additional amounts after any reductions of income, credits or deductions available to such holder arising as a result of such non-Canadian withholding taxes or any payments made under this Section 6.1(h) (and only to the extent a net increase in tax is reasonably demonstrated by such holder). If gross income tax in the jurisdiction imposing such non-Canadian withholding taxes is paid directly by a Canadian resident holder of Exchangeable Shares with respect to dividends on such Exchangeable Shares or any payments made under this Section 6.1(h), Exchangeco shall make a tax reimbursement payment to the Canadian resident holder of the Exchangeable Shares for any such taxes (whether such taxes are actually withheld, paid by reason of notice received from a taxing authority or otherwise) not covered by additional amounts described above (and computed by treating the tax reimbursement payment for purposes of this section as an additional amount to which this section applies). Notwithstanding the foregoing, such additional amounts and tax reimbursement payments will not apply to the extent non-Canadian withholding taxes are imposed at a rate in excess of the withholding tax rate applicable

to payments of dividends to individuals under the income tax treaty between the United States and Canada, or any successor treaty. Without limiting a Canadian resident holder's obligation to reasonably demonstrate a net increase in taxes imposed as described above, nothing contained herein shall require any Canadian resident holder of the Exchangeable Shares to disclose any confidential or propriety information (including, without limitation, its tax return). In no event shall anything in this Section 6.1(h) require any Canadian resident holder of the Exchangeable Shares to arrange its tax affairs in any particular manner. This covenant shall survive the Effective Time.

(i) *Issuer Tax.* Exchangeco shall elect under section 191.2 of the ITA in respect of the Exchangeable Shares. This covenant shall survive the Effective Time.

(j) *Actions Affecting Exchangeable Shares.* So long as any outstanding Exchangeable Shares are owned by any Person other than Coors or any of its Affiliates, Coors shall not, and agrees to cause its Affiliates to not, take any action relating to a plan or agreement of complete or partial liquidation, dissolution or winding-up, merger, consolidation, continuation, change of residence, amalgamation, restructuring, recapitalization or other material reorganization of Exchangeco or its successors or Callco or its successors, as the case may be, that results, prior to a Redemption Date, in (i) the recognition under the ITA (or the provincial equivalent) of any accrued gain on a holder's Exchangeable Shares, recognition of which was deferred on the consummation of the transactions contemplated by the Combination Agreement, (ii) dividends on the Exchangeable Shares being ineligible for the dividend gross-up and tax credit under the ITA (or the provincial equivalent) for individuals resident in Canada for purposes of the ITA and the inter-corporate dividend deduction under the ITA (or the provincial equivalent) for corporations resident in Canada for purposes of the ITA, or (iii) dividends on the Exchangeable Shares being subject to withholding tax (other than withholding tax imposed under the laws of Canada or the United States or a state, province, territory or other political subdivision thereof). This covenant shall survive the Effective Time. References in this clause to the ITA shall be to the ITA as of the Effective Time and any modifications thereof which are consistent with the general principle thereof.

6.2 *No Solicitation.*

(a) Each of Molson and Coors agrees that it shall not, and it shall not permit any of its Subsidiaries or any of the officers or directors of it or its Subsidiaries to, and that it shall direct and cause its and its Subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, initiate, solicit, encourage or otherwise knowingly facilitate any inquiries or the making by any third party (other than the other party hereto and/or its Subsidiaries) of any proposal or offer with respect to a purchase, merger, reorganization, share exchange, consolidation, amalgamation, arrangement, business combination, liquidation, dissolution, recapitalization or similar transaction involving any material portion of the consolidated assets of Molson or Coors or any shares of any class of equity securities of Molson or Coors (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"). Each of Molson and Coors further agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall direct and cause its and its Subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (iii) execute or enter into, or publicly propose to accept or enter into an agreement with respect to an Acquisition Proposal, including a letter of intent, agreement in principle, option agreement, merger agreement, acquisition agreement or other agreement in furtherance of an Acquisition Proposal.

(b) Notwithstanding the provisions of Section 6.2(a), nothing contained in this Agreement shall prevent Molson or Coors, or their respective boards of directors, from (A) complying with Rule 14a-9 or Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal and, in the case of Molson and its board of directors, from complying with Section 99 of the Securities Act (Ontario) and similar provisions of the Securities Laws of each of the other provinces and territories of Canada (it being understood that any such communication constituting a Change in Recommendation shall be made in compliance with Section 2.5) or from calling and holding a meeting of the holders of Molson Common Shares and Molson Options requisitioned by such shareholders pursuant to Section 143 of the CBCA; (B) providing information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the board of directors of Molson or Coors, as the case may be, receives from the Person so requesting such information an executed confidentiality agreement on terms no less favorable in the aggregate to the disclosing party than those contained in the Confidentiality Agreement (or to the extent any such terms are less favorable to the disclosing party, the Confidentiality Agreement shall thereupon be deemed waived to the extent necessary to give the other party to the Agreement the benefit of such less favorable terms); (C) effecting a Change in Recommendation in respect of an Acquisition Proposal; (D) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Acquisition Proposal or (E) (i) in the case of Molson, concurrently with the termination of this Agreement by Molson pursuant to Section 8.1(j) and following payment by Molson of the Termination Fee to Coors pursuant to Section 8.3(b)(iv), entering into an agreement with respect to an Acquisition Proposal or any agreement referred to in clause (iii) of Section 6.2(a) with respect to an Acquisition Proposal or (ii) in the case of Coors, concurrently with the termination of this Agreement by Coors pursuant to Section 8.1(k) and following payment by Coors of the Termination Fee to Molson pursuant to Section 8.3(c)(iv), entering into any agreement with respect to any Acquisition Proposal or any agreement referred to in clause (iii) of Section 6.2(a) with respect to an Acquisition Proposal, if and only to the extent that:

(i) in each such case referred to in clause (B), (C) or (D), (1) the Molson Shareholder Approval or the Coors Stockholder Approval, as applicable, has not yet been obtained, and (2) the board of directors of Molson or Coors, as the case may be, determines in good faith after consultation with outside legal counsel that failure to take the foregoing action would be inconsistent with its fiduciary duties under applicable Law (including, without limitation, the duty of care);

(ii) in each case referred to in clause (B) or (D) above, the board of directors of Molson or Coors, as the case may be, determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes, or is reasonably likely to result in, a Superior Proposal; and

(iii) in the case referred to in clause (E) above, prior to Molson or Coors, as the case may be, effecting a termination of this Agreement pursuant to Sections 8.1(j) or 8.1(k), as applicable, (1) the Molson Shareholder Approval or the Coors Stockholder Approval, as applicable, shall not have been obtained, (2) such party shall be in compliance with the provisions of this Section 6.2, (3) the board of directors of such party shall have determined in good faith, and, in the case of Molson, after considering the recommendation of the Independent Committee, that such Acquisition Proposal constitutes a Superior Proposal after giving effect to all of the adjustments which may be offered by the other party pursuant to clause (5) below; (4) such party shall have notified the other party in writing, at least five days in advance of termination that it is considering terminating this Agreement pursuant to Section 8.1(j) or (k), as applicable, specifying the material terms and conditions of such Superior Proposal and the identity of the Person making such Superior Proposal and delivering the documents and information required to be delivered pursuant to Section 6.2(c); and (5) during such five-day period, such party shall have negotiated, and shall

have made its financial and legal advisors available to negotiate, with the other party should the other party elect to make such adjustments in the terms and conditions of this Agreement such that, after giving effect thereto, such Acquisition Proposal no longer constitutes a Superior Proposal. As used herein, "*Superior Proposal*" means a bona fide written Acquisition Proposal with respect to a party that the board of directors of such party concludes in good faith, after consultation with financial advisors and outside legal counsel, and taking into account all legal, financial, regulatory and other aspects of the proposal, is (i) more favorable, from a financial point of view, to the stockholders or shareholders, as the case may be, of the party receiving the proposal and (ii) fully financed or reasonably capable of being fully financed, reasonably likely to receive all Approvals on a timely basis and otherwise reasonably capable of being completed on a timely basis; *provided* that for purposes of this definition, "Acquisition Proposal" shall have the meaning set forth above, except that the references in the definition thereof to "any shares" shall be deemed to be references to "a majority of all outstanding shares of each class" and references to "any material portion" shall be deemed to be references to "all or substantially all".

(c) Each of Molson and Coors shall notify Coors, in the case of Molson, and Molson, in the case of Coors, promptly (but in any event within 24 hours) if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers and providing, within one business day of receipt thereof, a copy of all documentation setting forth the terms of any such inquiry, proposal or offer, and thereafter shall keep Coors, in the case of Molson, and Molson, in the case of Coors, informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations (including by delivering any further documentation of the type referred to above).

(d) Each of Molson and Coors shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Each of Coors and Molson shall promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring it or any of its Subsidiaries to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries. Neither Coors nor Molson shall terminate, amend, modify or waive any provision of any confidentiality or standstill or similar agreement to which Molson, Coors or any of their respective Subsidiaries is a party.

(e) Each of Molson and Coors shall take the necessary steps to promptly inform the individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 6.2.

6.3 *Public Announcements.* Coors and Molson shall use reasonable best efforts (i) to develop a joint communications plan, (ii) to ensure that all press releases and other public statements with respect to this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby shall be consistent with such joint communications plan, and (iii) except in respect of any announcement required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby. Except in respect of any announcement required by applicable Law, no party shall issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party's business, financial condition or results of operations without the consent of such other party, which consent shall not be unreasonably withheld or delayed.

6.4 *Reasonable Best Efforts; Notification.*

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Coors and Molson agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or

cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner practicable, the Arrangement and the other transactions contemplated by this Agreement and the other Transaction Documents.

(b) Each of Coors and Molson shall and shall cause its Subsidiaries to perform all obligations required or desirable to be performed by it or any of its Subsidiaries under this Agreement and the other Transaction Documents, cooperate with the other party in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, each party shall and where appropriate shall cause its Subsidiaries to:

(i) use its reasonable best efforts to obtain the requisite approvals of this Agreement from its stockholders or shareholders, as the case may be, except to the extent that the board of directors of such party has effected a Change in Recommendation in compliance with the terms hereof (including Sections 2.5 and 6.2);

(ii) apply for and use its reasonable best efforts to promptly obtain all Regulatory Approvals to be obtained by it and its Subsidiaries, including all filings required under the HSR Act with the Federal Trade Commission or the United States Department of Justice and any applicable antitrust, competition or similar Laws of another jurisdiction and, in doing so, keep the other party reasonably informed, subject to ensuring that confidential competitively sensitive information is exchanged among outside counsel only, as to the status of the proceedings related to obtaining the Regulatory Approvals, including, but not limited to, (A) providing such other party with copies of all material related applications and notifications prepared for submission to any other Person or Governmental Entity, in draft form, in order for such other party to provide its reasonable comments and providing such other party with copies of all related material correspondence, (B) consulting with the other party to the extent practicable in advance of any meeting or conference with Governmental Entities or, in connection with any proceeding by a private party, with any other Person and, to the extent permitted by such Governmental Entities, to permit the other party to attend such meetings and conferences, in each case to the extent relating to the transactions contemplated by this Agreement and (C) receiving the prior written consent of the other party before agreeing to extend any waiting period under the HSR Act or any other foreign antitrust merger control Laws or enter into any agreement with the Federal Trade Commission or the United States Department of Justice or any other Governmental Entity regarding antitrust, competition or similar Laws;

(iii) use its reasonable best efforts to obtain all necessary Approvals required to be obtained by it or its Subsidiaries from third parties in connection with the transactions contemplated by this Agreement, including the Arrangement;

(iv) carry out the terms of the Interim Order and the Final Order applicable to it and use its reasonable best efforts to comply promptly with all requirements which applicable Laws may impose on it or its Subsidiaries with respect to the transactions contemplated by this Agreement; and

(v) promptly advise the other party orally and, if then requested, in writing of any event occurring subsequent to the date of this Agreement that, if uncured at the Effective Time, would render it incapable of satisfying any condition to be satisfied by it pursuant to Article VII.

(c) Molson shall provide Coors with a copy of any purported exercise of the Dissent Rights and written communications with such Molson Shareholder purportedly exercising the Dissent Rights; and not settle or compromise any Action brought by any present, former or purported holder of any of its

securities in connection with the transactions contemplated by this Agreement, including the Arrangement.

6.5 *Molson Affiliates.* At least 10 days prior to the Molson Meeting, Molson shall provide to Coors a list of those persons who may be deemed to be, in Molson's reasonable judgment, affiliates of Molson within the meaning of Rule 145 promulgated under the 1933 Act (each, a "*Molson Affiliate*").

6.6 *Regulatory Filings.* Without limiting the generality of Section 6.4, as soon as may be reasonably practicable, Molson and Coors each shall (i) file with the United States Federal Trade Commission (the "*FTC*") and the Antitrust Division of the United States Department of Justice ("*DOJ*") Notification and Report Forms relating to the transactions contemplated herein as required by the HSR Act, (ii) file with the Commissioner a pre-merger notification as required by Part IX of the Competition Act and/or request an ARC, and (iii) file comparable merger notification forms required by the merger notification or control Laws of any other applicable jurisdiction, which Coors and Molson reasonably determine to be necessary. Molson and Coors each shall promptly (a) supply the other with any information which may be required in order to effectuate such filings and (b) supply any additional information which reasonably may be required by the FTC, the DOJ, the Commissioner or the competition or merger control authorities of any other jurisdiction. As soon as reasonably practicable, Coors shall file with the Investment Review Division of Industry Canada ("*IRD*"), an application for review and any supplemental information (other than privileged information) which may be required in connection therewith pursuant to the ICA, which filings will comply in all material respects with the requirements of the ICA. Molson will provide Coors with such information and documents as Coors reasonably requests for purposes of preparing the ICA analysis.

6.7 *Indemnification.* From and after the Effective Time, Coors will fulfill, and will cause Molson and/or its successors to fulfill and honor in all respects its obligations pursuant to any indemnification agreements between Molson and its directors and officers (the "*Indemnified Parties*") in effect immediately prior to the Effective Time and any indemnification provisions under the Molson Charter Documents as in effect on the date hereof (and shall also pay expenses in advance of the final disposition of any such action, suit or proceeding to each Indemnified Party to the fullest extent permitted under applicable Law, upon receipt from the Indemnified Party to whom expenses are advanced of the undertaking to repay such advances if indemnification is subsequently found by a court of competent jurisdiction, which finding is no longer subject to appeal or further proceedings, that such person is not entitled to indemnification). Coors shall cause Molson and/or its successors to not amend, repeal or otherwise modify the provisions with respect to exculpation and indemnification contained in the Molson Charter Documents as in effect on the date hereof for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors or officers of Molson, unless such modification is required by Law. For a period of six (6) years after the Effective Time, Coors will, or will cause Molson and/or its successors to, maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by Molson's directors' and officers' liability insurance policy with respect to claims arising from facts or events that occurred on or before the Effective Time on terms comparable to those applicable to the current directors and officers of Molson. This Section 6.7 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties referred to herein, their heirs and personal representatives.

6.8 *Takeover Statutes.* If any "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation (each a "*Takeover Statute*") is or may become applicable to the transactions contemplated by this Agreement or the Arrangement, each of Coors, Molson and their respective Boards of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and the Arrangement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.9 *Section 16(b).* The board of directors of Molson and Coors shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the 1934 Act to exempt (i) the exchange of Molson Common Shares for Coors Common Stock, (ii) the conversion or exchange of Molson Options into or for Replacement Options and (iii) the acquisition of shares of Coors Common Stock and options to purchase Coors Common Stock pursuant to the terms of this Agreement by officers or directors of Molson who may become an officer or director of Coors subject to the reporting requirements of Section 16(a) of the 1934 Act.

6.10 *Headquarters.* From the Effective Time and until otherwise determined by the board of directors of Coors in accordance with Coors' Bylaws, Coors shall maintain dual headquarters in Denver, Colorado and Montreal, Canada, and will maintain its North American operating units headquarters in Toronto, Ontario and Golden, Colorado.

6.11 *Amendments to Governing Documents of Coors.* Subject to the receipt of the Coors Stockholder Approval (in the case of clause (i)), Coors shall take all actions necessary (i) to cause the certificate of incorporation of Coors at the Effective Time to be in the form of Exhibit G hereto, including changing the name of Coors to "Molson Coors Brewing Company", and (ii) to cause the Bylaws of Coors at the Effective Time to be in the form of Exhibit H hereto.

6.12 *Board Composition; Committees.*

(a) Coors shall use its reasonable best efforts to cause the full board of directors of Coors, effective immediately following the filing of the Articles of Arrangement, to consist of the 15 individuals named on Exhibit I hereto. Following the filing of the Articles of Arrangement, the directors of Coors shall be nominated and elected in accordance with, and shall have the qualifications set forth in, the Certificate of Incorporation and Bylaws of Coors, as amended pursuant to Section 6.11 (or as further amended thereafter in compliance with the terms thereof and applicable Law). Coors shall use its reasonable best efforts to cause the Nominating Committee of Coors to nominate the Vice-Chairman named in Exhibit I as a director at the annual meeting of Coors held in 2005.

(b) Coors shall use its reasonable best efforts to cause the Nominating Committee of Coors and each subcommittee thereof, effective immediately following the filing of the Articles of Arrangement, to consist of the Persons so designated on Exhibit I hereto.

(c) If, prior to the Effective Time, any Person named to serve on the board of directors of Coors pursuant to Section 6.12(a) becomes unable or unwilling to serve in such position, then, prior to the Effective Time, (i) if such Person is designated as a "Coors Director" on Exhibit I hereto, Coors shall designate his or her replacement, (ii) if such Person is designated as a "Molson Director", in Exhibit I hereto, Molson shall designate his or her replacement and (iii) if such Person is designated as an "Other Director" on Exhibit I hereto, the parties shall mutually agree on a replacement.

(d) Coors shall take all actions necessary to cause, effective immediately following the filing of the Articles of Arrangement and until thereafter changed in accordance with the Coors Charter Documents and applicable Law, the committees of the board of directors of Coors to consist of (i) the standing committees contemplated by the Coors Charter Documents as amended as set forth in Section 6.11, (ii) an Audit Committee, the membership of which shall be determined by the mutual agreement of the parties prior to the closing, (iii) a Human Resources and Compensation Committee, the membership of which shall be determined by the mutual agreement of the parties prior to closing, and (iv) such other committees, if any, as the parties shall have agreed prior to the Effective Time shall be constituted immediately following the filing of the Articles of Arrangement.

(e) Until the last day of the fiscal year in which the individual specified in Exhibit J ceases to serve as Chief Executive Officer, the Chairman of the board of directors of Coors shall be the individual specified as such or such other director of Coors as is appointed to serve as such by the board committee comprised of the members of the Class A-M Nominating Subcommittee of Coors.

Thereafter, the Chairman of the board of directors of Coors will be appointed and removed by the board committees specified in Coors' Bylaws, as set forth in Section 4.6 thereof.

6.13 *Non-Executive Chairman; Chief Executive Officer.* The parties hereby agree that (i) Coors shall take all actions necessary to cause the current Chairman of Molson's board of directors to become the non-executive Chairman of the board of directors of Coors effective immediately following the filing of the Articles of Arrangement, (ii) the current Chief Executive Officer of Coors shall continue to serve as Chief Executive Officer of Coors immediately following the filing of the Articles of Arrangement, (iii) Coors shall take all action necessary to cause the current Chief Executive Officer of Molson to become the Vice Chairman, Synergies of Coors; (iv) Coors shall take all actions necessary to cause the Persons set forth on Exhibit J to be appointed to the offices set forth opposite their names on such Exhibit and (v) in each case, the foregoing persons shall continue to serve in the foregoing positions until otherwise provided in accordance with the Coors Charter Documents and applicable Laws.

6.14 *Indemnification of Holders of Exchangeable Shares.*

Coors shall indemnify and hold holders of Exchangeable Shares harmless from and against any claims, demands, actions, causes of action, judgments, damages, losses, liabilities, costs or expenses (including interest, penalties and reasonable attorneys' and experts' fees and disbursements) which are made against or incurred by such holders of Exchangeable Shares in their capacity as shareholders of Exchangeco primarily as a result of, arising out of or relating to the fact that Exchangeco has been or is an operating subsidiary of Coors rather than a special purpose vehicle.

6.15 *Pre-Arrangement Transactions.* Subject to Sections 6.1(c) through (f) and the conditions to closing, Molson and Coors shall each cooperate in good faith to plan and implement transactions that will be beneficial to Molson and Coors after the Effective Time.

6.16 *U.S. Tax Treatment.* Molson and Coors intend for the acquisition by Exchangeco of Molson Common Shares pursuant to this Agreement (i) to be treated as a taxable acquisition of the assets of Molson for U.S. federal income tax purposes (whether as a result of an election under section 338(g) of the Code with respect to the acquisition of Molson Common Shares or otherwise) and (ii) to result in amortization and depreciation deductions with respect to Molson's tangible and intangible assets for U.S. federal income tax purposes. Molson and Coors shall take reasonable steps to ensure such treatment, including, if necessary, amending the Plan of Arrangement. This Section 6.16 shall not affect the parties' obligations under Sections 6.1(c) through (j) and Article VII of this Agreement.

6.17 *Coors Common Stock.* Coors shall reserve from its authorized capital stock such number of shares of Coors Common Stock as may be required to be issued from time to time upon the exchange of the Exchangeable Shares or upon the exercise from time to time of the Replacement Options and such shares of Coors Common Stock shall be duly and validly issued by Coors, fully paid and non-assessable and free of preemptive rights, encumbrances, charges and liens on their respective dates of issue.

6.18 *Section 3(a)(10) Exemption.* In the event that the exemption from registration under Section 3(a)(10) of the 1933 Act is not available for any reason to exempt the issuance of the Coors Common Stock, Exchangeable Shares and Exchangeco Public Preference Shares in accordance with the Plan of Arrangement from the registration requirements of the 1933 Act, then Coors shall take all necessary action to file a registration statement on Form S-4 (or on such other form that may be available to Coors) in order to register the Coors Common Stock, Exchangeable Shares and Exchangeco Public Preference Shares, and shall use its reasonable best efforts to cause such registration statement to become effective at or prior to the Effective Time.

6.19 *Dividends.* Subject to the fiduciary duties of the Coors directors and applicable Law at the time of any declaration of dividends, Coors shall cause the quarterly dividend rate on the Coors

Common Stock to be changed so that, from the period commencing with the Effective Time and until thereafter changed in accordance with the Coors Charter Documents and applicable Law, the quarterly dividend rate on the Coors Common Stock shall be equal to the quarterly dividend rate on the Molson Common Shares in effect on the date hereof; provided, however, that such dividend rate shall be adjusted to reflect (i) the exchange rate between U.S. and Canadian dollars (as reported in "The Wall Street Journal" (Northeast edition) on the date hereof) and (ii) the Exchange Ratio.

6.20 *Canadian Voting Trust Agreements.* Upon the request of the Family Holders of Molson under the circumstances set forth in Section 3.3 of the Molson Voting Agreement, Coors and the Family Holders of Molson shall use commercially reasonable efforts to enter into voting trust agreements in form and substance satisfactory to the Family Holders of Molson and Coors, acting reasonably, providing for the deposit of such shares into voting trusts in Canada providing for the same voting arrangements with respect to the Class A Common Stock owned by the Family Holders of Molson and preserving the fundamental elements of the Control Voting Trust Agreements in a manner so as not to constitute a disposition or deemed disposition by the Family Holders of Molson for the purposes of the ITA. In the event the parties so agree on the terms of such voting trust agreement, the Family Holders of Molson and Coors shall enter into such voting trust agreement in lieu of the Family Holders of Molson depositing their shares of Class A Common Stock into the Class A Coors Voting Trust Agreement.

6.21 *Class C Preferred Shares.* Each of Coors and Molson shall use its reasonable best efforts to cause the service provider referenced in Section 2.2(c) to make a representation to Exchangeco that such service provider is not entitled to, and shall not, receive pursuant to or in connection with the Arrangement, any stock of Exchangeco other than the Class C Preferred Shares to be acquired in exchange for services provided to Exchangeco, and that it shall not constructively own, pursuant to Section 318(a) of the Code (other than paragraph (4) thereof, relating to options) or the Treasury Regulations under section 1502 of the Code, any stock of Exchangeco to be issued to any Person pursuant to or in connection with the Arrangement, and shall not otherwise purchase (or agree to purchase) any stock of Exchangeco until at least 60 days after the Effective Time. Prior to the Effective Time, each of Coors and Molson shall use its reasonable best efforts to cause such service provider to enter into binding arrangements with an unrelated third party to sell at least twenty-five percent (25%) (but not more than seventy-five percent (75%)) of the Class C Preferred Shares.

6.22 *Solvency of Exchangeco.* Coors covenants and agrees in favor of Exchangeco that, prior to the Effective Time and thereafter for so long as any Exchangeable Shares are owned by any Person other than Coors or its Affiliates, Coors shall give due regard to taking such necessary action within its control (including taking into account the interests of the holders of Exchangeable Shares) to ensure that at all times during such period Exchangeco shall meet the solvency tests under the CBCA prescribed in respect of the declaration or payment of dividends and the redemption of its shares (provided Coors meets any such comparable tests at such time).

ARTICLE VII

CONDITIONS

7.1 *Conditions to Obligations of Each Party to Effect the Arrangement.* The respective obligations of each party to this Agreement to effect the Arrangement and the other transactions contemplated herein shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) *Coors Stockholder Approval.* The Coors Stockholder Approval shall have been obtained.

(b) *Molson Shareholder Approval.* The Molson Shareholder Approval shall have been obtained, in accordance with any conditions which may be imposed by the Interim Order.

(c) *Interim Order; Final Order.* The Interim Order and the Final Order shall each have been obtained in form and terms reasonably satisfactory to each of Coors and Molson, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise.

(d) *Orders of Canadian Securities Regulatory Authorities.* The orders referenced in Section 2.6(a) shall have been obtained.

(e) *No Orders.* No Order or Law entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction shall be in effect which restrains or enjoins the consummation of the Arrangement or makes the Arrangement or the other transactions contemplated by this Agreement illegal.

(f) *Regulatory Approvals.*

(i) Coors and Molson and their respective Subsidiaries shall have obtained the Competition Act Approval and the ICA Approval; and

(ii) All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or been terminated.

(g) *Listing of Shares.* The Exchangeable Shares and the Exchangeco Public Preference Shares issuable pursuant to the Arrangement shall have been conditionally approved for listing on the TSX, subject to the filing of required documentation, and the Coors Class A Common Stock and the Coors Class B Common Stock issuable (i) pursuant to the Arrangement, (ii) upon exchange of the Class A Exchangeable Shares and Class B Exchangeable Shares from time to time and (iii) upon exercise of the Replacement Options from time to time shall have been approved for listing on the NYSE, subject to notice of issuance.

(h) *Valid Issuance.* The issuance by Coors of the Coors Common Stock to be issued pursuant to the Arrangement shall be exempt from the registration and qualification requirements of the 1933 Act and applicable state securities or "blue sky" laws.

(i) *Coors Charter and Bylaw Amendments.* Coors' certificate of incorporation and Bylaws shall have been amended and restated in the forms attached as Exhibits G and H, respectively, provided, however, that (i) such amendments and restatements shall be effectuated only upon satisfaction or waiver of all other conditions set forth in this Article VII and (ii) Coors shall not be entitled to rely on this condition precedent to the extent that it is in breach of its obligations hereunder in respect of the implementation of such amendments.

(j) *Form S-3 Registration Statement.* The Form S-3 shall have become effective in accordance with the provisions of the 1933 Act, and no stop order suspending the effectiveness of the Form S-3 shall have been issued by the SEC and shall remain in effect.

(k) *Dissent Rights.* The holders of no more than 5% of all of the issued and outstanding Molson Common Shares shall have exercised their Dissent Rights (and shall not have lost or withdrawn such rights) in respect of the Arrangement.

7.2 *Additional Conditions to Obligations of Molson.* The obligation of Molson to consummate and effect the Arrangement shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Molson:

(a) *Representations and Warranties.* The representations and warranties of each of Coors and Exchangeco contained in this Agreement (without giving effect to any materiality (including the word "material") or "Material Adverse Effect" qualification) shall be true and correct as of the Closing Date with the same effect as if made at and as of the Closing Date (other than such representations that are made as of a specified date, which shall be true and correct as of such

date), except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Coors or Exchangeco, as applicable. Molson shall have received a certificate with respect to the foregoing signed on behalf of Coors and Exchangeco by an authorized officer of Coors and Exchangeco.

(b) *Agreements and Covenants.* Coors shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and Molson shall have received a certificate to such effect signed on behalf of Coors by an authorized officer of Coors.

(c) *No Material Adverse Change.* Since the date hereof, there shall not have occurred any fact, event, change, development, circumstance or effect which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Coors.

(d) *Control Voting Trust Agreements.* The Control Voting Trust Agreements shall have been duly executed and delivered by each Coors Family Holder party thereto and all shares contemplated thereby to become subject thereto following the Effective Time shall have been deposited in escrow for deposit thereunder.

(e) *Safe Income Transaction.* In accordance with Section 6.1(f) hereof, Molson Shareholders generally shall have been permitted to effect a "safe-income-tuck-in" transaction in accordance with applicable Laws to be effective during the period of five to fifteen Business Days prior to the date on which the Effective Time occurs, on the terms and subject to the conditions described in the holding company participation agreement attached as Exhibit F.

(f) *Canadian Tax Deferral.* There shall not have occurred any fact, event, change, development, circumstance or effect which could reasonably be expected to (i) prevent the exchange of Molson Common Shares for consideration that includes Exchangeable Shares under the Arrangement by the validly-electing Canadian resident holders of Molson Common Shares who make and file a valid tax election under subsection 85(1) or (2) of the ITA as described and on the terms set forth in the Plan of Arrangement from being treated as a tax deferred transaction for purposes of the ITA if such holders would otherwise have been eligible for such treatment if such exchange had occurred on the date of entering into this Agreement, or (ii) cause the Exchangeable Shares to be "foreign property" within the meaning of the ITA when issued under the Arrangement.

(g) *Exchangeco.* Exchangeco shall not have (i) petitioned any receiver of or any trustee for Exchangeco or all or a substantial part of its property, (ii) made a general assignment for the benefit of its creditors, (iii) been adjudicated insolvent or bankrupt, (iv) filed a petition in bankruptcy or commenced a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts, in each case, under any bankruptcy, insolvency, reorganization or other similar Law now or hereafter in effect, or consented to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it. No Proceedings for the appointment of a receiver of or trustee for Exchangeco or all or a substantial part of its property, or any involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to Exchangeco or its debts, shall have been commenced against Exchangeco under any bankruptcy, insolvency, reorganization or other similar Law, and no Orders for relief shall have been entered against Exchangeco under any bankruptcy, insolvency, reorganization or similar Laws. Exchangeco shall not have been liquidated, dissolved or wound up. Exchangeco shall meet the solvency tests under the CBCA prescribed in respect of the declaration or payment of dividends and the redemption of its shares.

(h) *Registration Rights Agreement.* The Registration Rights Agreement shall have been duly executed and delivered by Coors.

(i) *Coors Board of Directors.* Coors shall have taken all such actions as are necessary to cause the board of directors of Coors as of the Effective Time to be constituted in accordance with Section 6.12.

7.3 *Additional Conditions to the Obligations of Coors.* The obligations of Coors to complete the Arrangement shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Coors:

(a) *Representations and Warranties.* The representations and warranties of Molson contained in this Agreement (without giving effect to any materiality (including the word "material") or "Material Adverse Effect" qualification) shall be true and correct as of the Closing Date with the same effect as if made at and as of the Closing Date (other than such representations that are made as of a specified date, which shall be true and correct as of such date), except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Molson. Coors shall have received a certificate with respect to the foregoing signed on behalf of Molson by an authorized officer of Molson.

(b) *Agreements and Covenants.* Molson shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Coors shall have received a certificate to such effect signed on behalf of Molson by an authorized officer of Molson.

(c) *No Material Adverse Change.* Since the date hereof, there shall not have occurred any fact, event, change, development, circumstance or effect which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Molson.

(d) *Control Voting Trust Agreements.* The Control Voting Trust Agreements shall have been duly executed and delivered by each Molson Family Holder party thereto and all shares contemplated thereby to become subject thereto following the Effective Time shall have been deposited in escrow for deposit thereunder following exchange in the Arrangement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 *Termination.* This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approval of the shareholders of Molson or the stockholders of Coors:

(a) by mutual written consent duly authorized by the Boards of Directors of Coors and Molson;

(b) by either Molson or Coors, if the Arrangement shall not have been consummated by January 31, 2005 for any reason (the "Termination Date"); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Arrangement to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either Molson or Coors, if there shall be passed any Law that makes the consummation of the Arrangement illegal or otherwise prohibited, or if a Governmental Entity in the United States or Canada shall have issued an Order or taken any other action, in any case

having the effect of permanently restraining, enjoining or otherwise prohibiting the Arrangement, which Order or other action is final and nonappealable;

(d) by either Molson or Coors, if the Molson Shareholder Approval shall not have been obtained by reason of the failure to obtain the Molson Shareholder Approval upon a vote taken thereon at the duly convened Molson Meeting or at any adjournment or postponement thereof;

(e) by either Molson or Coors, if the Coors Stockholder Approval shall not have been obtained by reason of the failure to obtain the Coors Stockholder Approval upon a vote taken thereon at the duly convened Coors Meeting or any adjournment or postponement thereof;

(f) by Molson, upon a breach of any representation, warranty, covenant or agreement on the part of Coors set forth in this Agreement such that the conditions set forth in Section 7.2(a) or Section 7.2(b) are incapable of being satisfied on or before the Termination Date;

(g) by Coors, upon a breach of any representation, warranty, covenant or agreement on the part of Molson set forth in this Agreement such that the conditions set forth in Section 7.3(a) or Section 7.3(b) are incapable of being satisfied on or before the Termination Date;

(h) by Molson if (i) the board of directors of Coors shall have effected a Change in Coors Recommendation or (ii) Coors shall have intentionally and materially breached its obligations under Section 6.2 or its obligation to convene the Coors Meeting;

(i) by Coors if (i) the board of directors of Molson shall have effected a Change in Molson Recommendation or (ii) Molson shall have intentionally and materially breached its obligations under Section 6.2 or its obligation to convene the Molson Meeting;

(j) by Molson, provided that (A) Molson has received a Superior Proposal, (B) Molson has provided notice to Coors in writing in respect of such Superior Proposal in accordance with Section 6.2(b)(iii)(4), (C) at least five days following receipt by Coors of such notice, and after taking into account any revised proposal made by Coors during such five day period, the board of directors of Molson has determined in good faith, after considering the recommendation of the Independent Committee, that such Superior Proposal remains a Superior Proposal which the board of directors of Coors has determined to accept, (D) Molson is in compliance with the terms of Section 6.2, and (E) immediately prior to the termination of this Agreement, Molson pays to Coors the Termination Fee in accordance with Section 8.3(b)(iv); or

(k) by Coors, provided that (A) Coors has received a Superior Proposal, (B) Coors has provided notice to Molson in writing in respect of such Superior Proposal in accordance with Section 6.2(b)(iii)(4), (C) at least five days following receipt by Molson of such notice, and after taking into account any revised proposal made by Molson during such five day period, the board of directors of Coors has determined in good faith that such Superior Proposal remains a Superior Proposal which the board of directors of Coors has determined to accept, (D) Coors is in compliance with the terms of Section 6.2, and (E) immediately prior to the termination of this Agreement, Coors pays to Molson the Termination Fee in accordance with Section 8.3(c)(iv).

8.2 *Notice of Termination; Effect of Termination.* Subject to Sections 8.1(j) and (k), any termination of this Agreement under Section 8.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other party hereto. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect, except that (i) Section 6.1(a), Section 8.2, Section 8.3 and Article IX (General Provisions) shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any intentional or willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

8.3 *Fees and Expenses.*

(a) *General.* Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Arrangement is consummated; provided, however, that Coors and Molson shall share equally all out-of-pocket expenses (other than the fees and expenses of attorneys, accountants, investment bankers and other advisors) incurred in respect of the printing and filing of the Joint Proxy Statement/Circular and the filing or registration fees incurred in connection with Section 6.6.

(b) *Molson Payments.*

(i) Molson shall pay to Coors in immediately available funds, within one (1) business day after demand by Coors, the Expenses of Coors if this Agreement is terminated by Coors pursuant to Section 8.1(i); *provided, however,* that Molson shall pay to Coors in immediately available funds, within one (1) business day after demand by Coors an amount equal to the Termination Fee if, prior to the termination of this Agreement, the board of directors of Molson shall have effected a Change in Molson Recommendation as a result of an Acquisition Proposal received by Molson or publicly announced or otherwise communicated to Molson or the shareholders of Molson prior to the Change in Molson Recommendation.

(ii) Molson shall pay Coors in immediately available funds, within one (1) business day after demand by Coors, the Expenses of Coors, if:

(A) this Agreement is terminated by Coors or Molson pursuant to Section 8.1(b) or 8.1(d) or this Agreement is terminated by Coors pursuant to Section 8.1(g), and

(B) following the date hereof and prior to the termination of this Agreement, an Acquisition Proposal in respect of Molson shall have been publicly announced or otherwise communicated to the shareholders of Molson.

(iii) If any payment becomes due and payable pursuant to clause (ii) above and within twelve (12) months following the termination of this Agreement, an Acquisition Proposal with respect to Molson is consummated, then Molson shall pay to Coors, within one (1) business day after demand by Coors, an amount equal to the amount by which (A) the Termination Fee exceeds (B) the amount Molson paid to Coors pursuant to clause (ii) above.

(iv) Molson shall pay to Coors in immediately available funds the Termination Fee immediately prior to the termination of this Agreement by Molson pursuant to Section 8.1(j).

(v) Molson acknowledges that the agreements contained in this Section 8.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Coors would not enter into this Agreement; accordingly, if Molson fails to pay in a timely manner the amounts due pursuant to this Section 8.3(b) and, in order to obtain such payment, Coors makes a claim that results in a judgment against Molson for the amounts set forth in this Section 8.3(b), Molson shall pay to Coors its reasonable costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 8.3(b) at the prime rate of Citibank N.A. in effect on the date such payment was required to be made. Payment of the fees described in this Section 8.3(b) shall not be in lieu of damages incurred in the event of intentional or willful breach of this Agreement.

(c) *Coors Payments.*

(i) Coors shall pay to Molson in immediately available funds, within one (1) business day after demand by Molson, the Expenses of Molson if this Agreement is terminated by Molson pursuant to Section 8.1(h); *provided, however,* that Coors shall pay to Molson in immediately

available funds, within one (1) business day after demand by Molson an amount equal to the Termination Fee if, prior to the termination of this Agreement, the board of directors of Coors shall have effected a Change in Coors Recommendation as a result of an Acquisition Proposal received by Coors or publicly announced or otherwise communicated to Coors or the shareholders of Coors prior to the Change in Coors Recommendation.

(ii) Coors shall pay Molson in immediately available funds, within one (1) business day after demand by Molson, the Expenses of Molson, if:

(A) this Agreement is terminated by Coors or Molson pursuant to Section 8.1(b) or 8.1(e) or this Agreement is terminated by Molson pursuant to Section 8.1(f), and

(B) following the date hereof and prior to the termination of this Agreement, an Acquisition Proposal in respect of Coors shall have been publicly announced or otherwise communicated to the stockholders of Coors.

(iii) If any payment becomes due and payable pursuant to clause (ii) above and within twelve (12) months following the termination of this Agreement, an Acquisition Proposal with respect to Coors is consummated, then Coors shall pay to Molson, within one (1) business day after demand by Molson, an amount equal to the amount by which (A) the Termination Fee exceeds (B) the amount Coors paid to Molson pursuant to clause (ii) above.

(iv) Coors shall pay to Molson in immediately available funds the Termination Fee immediately prior to the termination of this Agreement by Coors pursuant to Section 8.1(k).

(v) Coors acknowledges that the agreements contained in this Section 8.3(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Molson would not enter into this Agreement; accordingly, if Coors fails to pay in a timely manner the amounts due pursuant to this Section 8.3(c) and, in order to obtain such payment, Molson makes a claim that results in a judgment against Coors for the amounts set forth in this Section 8.3(c), Coors shall pay to Molson its reasonable costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 8.3(c) at the prime rate of Citibank N.A. in effect on the date such payment was required to be made. Payment of the fees described in this Section 8.3(c) shall not be in lieu of damages incurred in the event of intentional or willful breach of this Agreement.

(d) *Defined Terms.* For purposes of Sections 8.3(b) and (c), the following term shall have the following meaning:

(i) "*Acquisition Proposal*" shall have the meaning set forth in Section 6.2(a), except that the references in the definition thereof to "any shares" shall be deemed to be references to "a majority of all outstanding shares of each class" and references to "any material portion" shall be deemed to be references to "all or substantially all".

(ii) "*Expenses*" means all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers to a party hereto and its Affiliates), up to $15,000,000 in the aggregate, incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the other Transaction Documents, the preparation, printing, filing and mailing of the Joint Proxy Statement/Circular, the filing of any required notices under applicable antitrust Laws or in connection with other Regulatory Approvals, and all other matters related to the Arrangement (including the Interim Order and Final Order) and the other transactions contemplated hereby and the other Transaction Documents.

(iii) "*Termination Fee*" means an amount equal to $75,000,000.

8.4 *Amendment.* Subject to applicable Law and the Interim Order, this Agreement may be amended, not later than the Effective Time, whether before or after the Molson Shareholder Approval and the Coors Stockholder Approval have been obtained, by action taken or authorized by the respective boards of directors of the parties (or, to the extent permitted by Laws, any duly empowered committee thereof) at any time by execution of an instrument in writing signed on behalf of each of Coors and Molson; *provided* that after the Coors Stockholder Approval or Molson Shareholder Approval is obtained, no such amendment which requires further approval by the stockholders of Coors or the shareholders of Molson, as the case may be, shall be effected without such further approval.

8.5 *Extension; Waiver.* At any time prior to the Effective Time, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, shall be limited to its terms and shall not be deemed to extend or waive any other provision of this Agreement. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE IX

GENERAL PROVISIONS

9.1 *Non-Survival of Representations and Warranties.* The representations and warranties of Molson and Coors contained in this Agreement shall terminate at the Effective Time, and only the covenants and agreements that by their terms survive the Effective Time (which shall include Sections 6.1(c), (e), (g), (h), (i) and (j), 6.7, 6.10, 6.12, 6.13, 6.14, 6.17, 6.19, 6.20, 6.21 and 6.22) shall survive the Effective Time.

9.2 *Notices.* All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

(a) if to Coors, to:

Adolph Coors Company
311 10th Street
Golden, CO 80401
Attention: Robert Reese
Telecopy No.: (303) 277-7407

with copies to:

Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, New York 10017
Attention: Charles I. Cogut, Esq.
Maripat Alpuche, Esq.
Telecopy No.: (212) 455-2502

and

Osler, Hoskin & Harcourt LLP
P.O. Box 50
1 First Canadian Place
Suite 6600
Toronto, Ontario
Canada M5X 1B8
Attention: Clay Horner, Esq.
Telecopy No.: (416) 862-6666

(b) if to Molson, to:

Molson Inc.
1555 Notre Dame Street East
4th Floor
Montreal, Quebec H2L 2R5
Attention: Marie Giguére
Telecopy No.: (514) 590-6332

with copies to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention: Howard Chatzinoff, Esq.
Jeffrey Nadler, Esq.
Telecopy No.: (212) 310-8007

and

McCarthy Tétrault LLP
Le Windsor
1170 Peel Street
Montreal, Quebec H3B 4S8
Attention: Garth M. Girvan, Esq.
Lorna J. Telfer, Esq.
Telecopy No.: (416) 868-0673 and (514) 397-4170

9.3 *Counterparts.* This Agreement may be executed in one or more counterparts, which may be delivered by facsimile transmission, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

9.4 *Entire Agreement; Third Party Beneficiaries.* This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Molson Disclosure Schedule and the Coors Disclosure Schedule, (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior representations, agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and neither party is relying on any prior oral or written representations, agreements, understandings or undertakings with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect and shall survive any termination of this Agreement; and (b) are not intended to confer upon any other person any rights or remedies hereunder except as specifically provided in Section 6.7.

9.5 *Severability.* In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.6 *Other Remedies; Specific Performance.* Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.7 *Governing Law.* This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with, and any disputes arising out of or related to this Agreement shall be interpreted, construed and governed by and in accordance with, the laws of the State of New York, except to the extent mandatorily governed by the laws of Canada or the laws of the province of Quebec or the State of Delaware, as applicable. Except with respect to the Interim Order or Final Order or any other matter relating thereto over which the Court has jurisdiction, the parties hereby irrevocably submit to the jurisdiction of the courts of the State of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any Action for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such Action may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such Actions shall be heard and determined in such New York court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Action in the manner provided in Section 9.2 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

9.8 *No Personal Liability.*

(a) No director or officer of Coors shall have any personal liability whatsoever to Molson under this Agreement, or any other document delivered in connection with the Arrangement on behalf of Coors.

(b) No director or officer of Molson shall have any personal liability whatsoever to Coors under this Agreement, or any other document delivered in connection with the Arrangement on behalf of Molson.

9.9 *Assignment.* No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

9.10 *WAIVER OF JURY TRIAL.* EACH OF COORS AND MOLSON HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF COORS OR MOLSON IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

9.11 *Currency.* Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in U.S. Dollars.

* * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

ADOLPH COORS COMPANY

By: /s/ W. LEO KIELY

Name: W. Leo Kiely
Title: Chief Executive Officer

COORS CANADA INC.

By: /s/ ROBERT E. REESE

Name: Robert E. Reese
Title: Authorized Signatory

MOLSON INC.

By: /s/ ERIC H. MOLSON

Name: Eric H. Molson
Title: Chairman of the Board

AMENDMENT NO. 1 TO COMBINATION AGREEMENT

This AMENDMENT NO. 1 TO COMBINATION AGREEMENT (this "Amendment") is made and entered into as of November 11, 2004, between Adolph Coors Company, a Delaware corporation ("Coors"), Molson Coors Canada Inc., a Canadian corporation and an indirect Subsidiary of Coors formerly known as Coors Canada Inc. ("Exchangeco"), and Molson Inc., a corporation organized and existing under the laws of Canada ("Molson").

RECITALS:

WHEREAS, the parties hereto are parties to a Combination Agreement, dated as of July 21, 2004 (the "*Combination Agreement*");

WHEREAS, the parties hereto agree that, pursuant to the Arrangement, as modified by the parties hereto through the date hereof, Molson shall pay a dividend to the holders of Molson Common Shares who are of record as of the last trading day immediately prior to the Effective Time;

WHEREAS, Pentland and its Subsidiaries have waived any participation in the Molson Dividend (as defined herein);

WHEREAS, the parties hereto agree that, in connection with the transactions contemplated by the Combination Agreement, holders of Molson Options will vote only with respect to those provisions of the Arrangement which effect the exchange of Molson Options for options to purchase shares of Coors' Class B Common Stock;

WHEREAS, the board of directors of Molson, based upon the recommendation of the Independent Committee, has determined that this Amendment is in the best interests of Molson;

WHEREAS, a duly authorized special committee of the board of directors of Coors (the "*Combination Committee*") has determined that this Amendment is advisable to and in the best interests of each class of its stockholders;

WHEREAS, the parties to the Coors Voting Agreement have acknowledged and agreed to the terms of this Amendment;

WHEREAS, the parties to the Molson Voting Agreement have acknowledged and agreed to the terms of this Amendment; and

WHEREAS, all capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Combination Agreement.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Section 1. *Amendments to the Combination Agreement.*

(a) *Section 1.1* of the Combination Agreement is hereby amended by deleting therefrom the defined terms "*Molson Resolution*", "*Molson Meeting*" and "*Joint Proxy Statement/Circular*," and adding thereto the following defined terms:

" '*Closing*' means the closing of the transactions contemplated by this Agreement and by the Arrangement."

"'*Joint Proxy Statement/Circular*' means, collectively, (a) the notice of the Coors Meeting to be sent to holders of Coors Common Stock, (b) the notice of the Molson Meeting and the notice of the Molson Optionholders Meeting to be sent to holders of Molson Common Shares and Molson Options, respectively, and (c) the accompanying joint proxy statement/management information circular in connection with the Coors Meeting, the Molson Meeting and the Molson Optionholders Meeting, in each case as amended, supplemented or otherwise modified; provided that if a party elects for the parties to prepare a separate proxy statement of Coors and management information circular of Molson, then references to the Joint Proxy Statement/Circular shall refer to the proxy statement of Coors, in the case of Coors, and the management information circular of Molson, in the case of Molson."

"'*Molson Dividend*' means that certain special dividend in the amount of Cdn.$3.26 in cash per share payable by Molson to all holders of Molson Common Shares who are of record immediately prior to the Effective Time pursuant to the Plan of Arrangement."

"'*Molson Meeting*' means the special meeting of holders of Molson Common Shares, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement and other matters related to this Agreement and the Arrangement."

"'*Molson Optionholder Resolution*' means the resolution of the holders of the Molson Options, to be substantially in the form and content of Exhibit A-1 hereto."

"'*Molson Optionholders Meeting*' means the meeting of holders of Molson Options, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider those provisions of the Arrangement which effect the exchange of Molson Options for options to purchase shares of Coors' Class B Common Stock."

"'*Molson Shareholder Resolution*' means the special resolution of the holders of the Molson Common Shares, to be substantially in the form and content of Exhibit A-2 hereto."

(b) *Section 2.1(b)* of the Combination Agreement is hereby amended to read in its entirety as follows:

"(b) subject to the terms of this Agreement and in accordance with the Interim Order, as soon as reasonably practicable, convene and hold (i) the Molson Meeting for the purpose of considering the Molson Shareholder Resolution and (ii) the Molson Optionholders Meeting for the purpose of considering the Molson Optionholder Resolution;".

(c) *Section 2.3(a)* of the Combination Agreement is hereby amended to read in its entirety as follows:

"(a) for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Molson Meeting and the Molson Optionholders Meeting and for the manner in which such notice is to be provided;".

(d) *Section 2.3(b)* of the Combination Agreement is hereby amended to read in its entirety as follows:

"(b) that, subject to the approval of the Court and subject to obtaining exemptions from applicable Canadian Securities Regulatory Authorities, the requisite approval (i) for the Molson Shareholder Resolution shall be (A) 66⅔% of the votes cast on the Molson Shareholder Resolution by holders of Molson Class A Common Shares, voting as a separate class, present in person or by proxy at the Molson Meeting and (B) 66⅔% of the votes cast on the Molson Shareholder Resolution by holders of Molson Class B Common Shares voting as a separate class, present in person or by proxy at the Molson Meeting (such approvals described in this Section 2.3(b)(i), the "*Molson Shareholder Approval*"), and (ii) for the Molson Optionholder Resolution shall be 66⅔% of the

votes cast on the Molson Optionholder Resolution by holders of Molson Options (such that each holder of Molson Options is entitled to one vote for each Molson Class A Common Share that such holder would have received on a valid exercise of such holder's Molson Options), present in person or by proxy at the Molson Optionholders Meeting (such approvals described in this Section 2.3(b)(ii), the "*Molson Optionholder Approval*");".

(e) *Section 2.4* of the Combination Agreement is hereby amended so that a new sentence shall be inserted immediately after the second sentence thereof, and such new sentence shall read in its entirety as follows:

"Pursuant to and in accordance with the Plan of Arrangement, Molson shall pay the Molson Dividend."

(f) *Section 2.5(a)* of the Combination Agreement is hereby amended to read in its entirety as follows:

"(a) As promptly as reasonably practicable after the execution and delivery of this Agreement, Molson and Coors shall complete the Joint Proxy Statement/Circular together with any other documents required by the Securities Laws or other applicable Laws in connection with the Molson Meeting, the Molson Optionholders Meeting and the Coors Meeting. Molson and Coors shall use their respective reasonable best efforts to have the Joint Proxy Statement/Circular cleared, if applicable, by the SEC and any other applicable Governmental Entity. As promptly as practicable after the execution and delivery of this Agreement or such clearance, if applicable, Molson and Coors shall, unless otherwise agreed to by the parties, cause the Joint Proxy Statement/Circular and other documentation required in connection with the Molson Meeting, the Molson Optionholders Meeting and the Coors Meeting to be sent contemporaneously to (x) in the case of Molson, each holder of Molson Common Shares and Molson Options and filed as required by the Interim Order and applicable Laws and (y) in the case of Coors, each Coors stockholder as required by applicable Laws. Prior to the date of the initial filing of the Joint Proxy Statement/Circular either party may elect for the parties to file a separate proxy statement of Coors and management circular of Molson in lieu thereof."

(g) *Section 2.5(b)* of the Combination Agreement is hereby amended to read in its entirety as follows:

"(b) Subject to the terms of this Agreement, Molson shall (i) take all lawful action to solicit in favor of the Molson Shareholder Approval and the Molson Optionholder Approval, (ii) recommend to all holders of Molson Common Shares that they vote in favor of the Molson Shareholder Resolution and recommend to all holders of Molson Options that they vote in favor of the Molson Optionholder Resolution and (iii) not withdraw, modify or qualify (or publicly propose to or publicly state that it intends to withdraw, modify or qualify) in any manner adverse to Coors any such recommendation or take any other action or make any other public statement in connection with the Molson Meeting or the Molson Optionholders Meeting inconsistent with any such recommendation (collectively, a "Change in Molson Recommendation"), provided, however, that Molson (A) may make such a Change in Molson Recommendation if Molson's board of directors, after consultation with outside legal counsel, has determined that failure to take such action would be inconsistent with its fiduciary duties under applicable Law and (B) upon such a Change in Recommendation, may solicit votes of holders of Molson Common Shares and holders of Molson Options consistent with such Change in Molson Recommendation. In connection with a Change in Molson Recommendation, Molson may amend or supplement the Joint Proxy Statement/Circular (including by incorporation by reference) pursuant to a Qualifying Amendment to effect such a Change in Molson Recommendation."

(h) *Section 2.5(d)* of the Combination Agreement is hereby amended to read in its entirety as follows:

"(d) Subject to the terms of this Agreement, Molson and Coors shall each use their respective reasonable best efforts to cause the Coors Meeting and Molson Meeting to be held on the same date. Subject to the terms of this Agreement, Molson shall use its reasonable best efforts to cause the Molson Optionholders Meeting to be held on or before such date. Each of Molson and Coors shall not adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation) the Molson Meeting, the Molson Optionholders Meeting or the Coors Meeting, as applicable, without the other party's prior written consent, in each case, except as required (i) by applicable Laws or an Order of the Court, (ii) for quorum purposes or (iii) to enable Molson or Coors, as applicable, to comply with its obligations under Section 6.2(b)(iii)."

(i) *Section 2.6(b)* of the Combination Agreement is hereby amended to read in its entirety as follows:

"(b) Coors and Exchangeco shall use their respective reasonable best efforts to obtain the approval of the TSX for the listing of the Coors Class A Common Stock, the Coors Class B Common Stock, the Exchangeable Shares and the Exchangeco Public Preference Shares, each such listing to be effective prior to or as of the Effective Time."

(j) Section 2.8 of the Combination Agreement is hereby amended to read in its entirety as follows:

"2.8 *Execution of Transaction Documents; Payment of Dividend; Issuance of Stock.* On the Closing Date, (i) each of Molson, Coors and Exchangeco shall execute and deliver each of the Transaction Documents to which it is a party, (ii) pursuant to and in accordance with the Plan of Arrangement, Molson shall pay the Molson Dividend, (iii) Coors shall issue Coors Common Stock to (or at the direction of) Callco in accordance with the terms of this Agreement, and such Coors Common Stock shall be duly and validly issued by Coors, fully paid and non-assessable, and (iv) Exchangeco shall issue Exchangeable Shares and Exchangeco Public Preference Shares to the shareholders of Molson in accordance with this Agreement and the Plan of Arrangement, and such Exchangeable Shares and Exchangeco Public Preference Shares shall be duly and validly issued by Exchangeco, fully paid and non-assessable. Except as provided in the Plan of Arrangement, all Coors Common Stock issued by Coors pursuant to the Plan of Arrangement and all Exchangeable Shares and Exchangeco Public Preference Shares issued by Exchangeco pursuant to the Plan of Arrangement shall be free of preemptive rights, encumbrances, charges and liens of any nature."

(k) *Section 5.1(b)* of the Combination Agreement is hereby amended so that the word "and" immediately before clause (ii) shall be replaced by a comma, and the following shall be inserted immediately before the semi-colon at the end of *Section 5.1(b)*:

"and (iii) the Molson Dividend".

(l) *Section 5.1(d)* of the Combination Agreement is hereby amended to add at the beginning thereof the words "reduce the exercise price or amend any other terms with respect to the Molson Options in such a manner that would compensate the holders of such options for not receiving the Molson Dividend, or".

(m) *Section 5.1(g)* of the Combination Agreement is hereby amended to read in its entirety as follows:

"(g) incur, assume or guarantee any indebtedness for borrowed money or issue or sell any debt securities or warrants or other rights to acquire debt securities or enter into any keep-well or other arrangements to maintain the financial condition of any other Person, other than short-term borrowings in the ordinary course of business and in amounts and on terms consistent with past

practices, and other than any borrowings (on terms reasonably acceptable to each of Molson and Coors) necessary to provide for the payment of the Molson Dividend;".

(n) The Combination Agreement is hereby amended to add new *Section 6.23*, which shall read in its entirety as follows:

"*Molson Dividend.* Molson shall use its reasonable best efforts to fund the Molson Dividend with funds from the operations of Molson. To the extent that Molson is not able to fund the Molson Dividend with funds from its operations, Molson shall fund the Molson Dividend through third-party financing on terms reasonably acceptable to each of Molson and Coors. Molson shall use its reasonable best efforts to obtain and set aside, on or prior to the date that the Final Order is obtained, funds in an amount sufficient to pay the Molson Dividend."

(o) The Combination Agreement is hereby amended to add new *Section 7.3(e)*, which shall read in its entirety as follows:

"(e) *Molson Dividend.* Molson shall have obtained and set aside funds in an amount sufficient to pay the Molson Dividend; provided that this condition shall not apply if Coors is in breach in any material respect of Section 6.23."

(p) *Section 9.2(a)* is hereby amended to read in its entirety as follows:

(a) if to Coors, to:

Adolph Coors Company
311 10th Street
Golden, CO 80401
Attention: Robert Reese
Telecopy No.: (303) 277-7407

with copies to:

Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, Illinois 60610
Attention: R. Scott Falk, P.C.
Telecopy No.: (312) 861-2200

Kirkland & Ellis LLP
Citigroup Center
153 East 53rd Street
New York, New York 10022
Attn: Stephen Fraidin, Esq.
Frederick Tanne, Esq.
Telecopy No.: (212) 446-4900

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attention: Charles I. Cogut, Esq.
Maripat Alpuche, Esq.
Telecopy No.: (212) 455-2502

and

Osler, Hoskin & Harcourt LLP
P.O. Box 50

1 First Canadian Place
Suite 6600
Toronto, Ontario
Canada M5X 1B8
Attention: Clay Horner, Esq.
Telecopy No.: (416) 862-6666

Section 2. *Certain Amendments to Exhibits to Combination Agreement and Transaction Documents.*

(a) Exhibit A to the Combination Agreement is hereby deleted, and Exhibits A-1 and A-2 hereto shall be deemed to be Exhibits A-1 and A-2, respectively, to the Combination Agreement.

(b) Exhibit B to the Combination Agreement is hereby amended to read in its entirety as set forth on Exhibit B attached hereto.

(c) Exhibit C to the Combination Agreement is hereby amended so that it shall read in its entirety as set forth on Exhibit C attached hereto.

(d) To the extent necessary to reflect amendments to the Combination Agreement, conforming changes shall be made to the definitive or execution versions of documents the forms of which are attached as Exhibits to the Combination Agreement.

Section 3. *Representations and Warranties of Coors.* Coors represents and warrants to Molson as of the date hereof as follows (references in this Section 3 to documents referred to in this Amendment refer to such documents as amended hereby):

(a) *Authority.* Coors has all necessary corporate power and authority to execute and deliver this Amendment and to perform its obligations under this Amendment and the documents referred to in this Amendment to which it is a party and, subject to the receipt of the Coors Stockholder Approval, the Interim Order and the Final Order, to consummate the transactions contemplated by this Amendment and the documents referred to in this Amendment to which it is a party. The execution, delivery and performance by Coors of this Amendment and the consummation by Coors of the transactions contemplated by this Amendment and the documents referred to in this Amendment to which it is a party have been duly and validly authorized by all necessary corporate action on the part of Coors, and no other corporate proceedings on the part of Coors are necessary to authorize this Amendment or to consummate the transactions contemplated by this Amendment and the documents referred to in this Amendment to which it is a party, other than the Coors Stockholder Approval, the Interim Order and the Final Order. This Amendment has been duly and validly executed and delivered by Coors and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a valid, legal and binding obligation of Coors, enforceable against Coors in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors' rights generally, (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding may be brought and (iii) the Currency Act (Canada) precludes a court in Canada from rendering judgment in any currency other than Canadian currency.

(b) *Approval.* At a meeting duly called and held, the Combination Committee has unanimously: (i) determined that this Amendment and the documents referred to in this Amendment to which Coors is a party and the transactions contemplated hereby and thereby (including the Coors Share Issuance, the Coors Charter Amendment and the Arrangement) are advisable and fair to and in the best interests of Coors and the holders of each class of the Coors Common Stock; (ii) authorized and approved this Amendment and the documents referred to in this Amendment to which Coors is a party and the transactions contemplated hereby and thereby (including the Coors Share Issuance, the Coors

Charter Amendment and the Arrangement); and (iii) resolved to recommend approval and adoption of the Coors Share Issuance by its stockholders at the Coors Meeting.

(c) *No Conflict*. The execution, delivery and performance by Coors of this Amendment and the consummation by Coors of the transactions contemplated by this Amendment and the documents referred to in this Amendment to which it is a party do not and will not, subject to obtaining the Coors Stockholder Approval and receipt of the Approvals referred to in Section 3(d) below, (i) contravene, conflict with or result in a violation or breach of any provision of the Coors Charter Documents or the equivalent organizational documents of any of Coors' material Subsidiaries, (ii) contravene, conflict with or result in a violation or breach of any provisions of any Law applicable to Coors or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, (iii) require any consent or other action by any Person under, constitute a default (or an event that, with or without notice or lapse of time or both, would constitute a default) under, or cause or permit the termination, amendment, acceleration, triggering or cancellation or other change of any right or obligation or the loss of any benefit to which Coors or any of its Subsidiaries is entitled under (A) any provision of any Contract or other instrument binding upon Coors or any of its Subsidiaries or (B) any Permit held by, or affecting, or relating in any way to, the assets or business of, Coors or any of its Subsidiaries, or (iv) result in the creation or imposition of any Lien on any asset of Coors or any of its Subsidiaries, other than such exceptions in the case of clause (ii), (iii) or (iv) as have been disclosed to Molson on or before the date of this Amendment or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Coors.

(d) *Required Filings and Consents*. The execution, delivery and performance by Coors of this Amendment and the documents referred to in this Amendment to which it is a party and the consummation by Coors of the transactions contemplated hereby and thereby do not, and shall not, require any Approval, action by or in respect of, filing with or notification to, any Governmental Entity, to be made or obtained by Coors or its Subsidiaries, except for (i) the Competition Act Approval, (ii) the ICA Approval, (iii) the compliance with any applicable requirements of the HSR Act, including pre-merger notification requirements, (iv) any other applicable competition, merger control, antitrust or similar Law of foreign Governmental Entities, (v) the filing with the SEC and the mailing to the Coors stockholders of the Joint Proxy Statement/Circular, and the filing with the SEC of the Form 8-A, the Form S-3 and any reports that might be required pursuant to the 1934 Act in connection with the Combination Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, (vi) the filing with the Secretary of State of the State of Delaware of the restated certificate of incorporation of Coors, in the form attached to the Combination Agreement as Exhibit G, (vii) any Orders of applicable Canadian Securities Regulatory Authorities required by Section 2.6(a), (viii) such other filings, authorizations, decisions or orders as may be required by the rules and regulations of the NYSE, the TSX or any state securities or blue sky laws, (ix) any approvals required by the Interim Order, the Final Order or filings with the Director under the CBCA and/or (x) any other Approvals or Permits, which, if not obtained, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Coors.

(e) *Opinions of Financial Advisors*. The board of directors of Coors has received from its financial advisor, Deutsche Bank Securities Inc., an opinion, dated November 4, 2004, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to (i) the holders of the Coors Class A Common Stock and (ii) the holders of the Coors Class B Common Stock.

Section 4. *Representation and Warranties of Molson*. Molson represents and warrants to Coors as of the date hereof as follows (references in this Section 4 to documents referred to in this Amendment refer to such documents as amended hereby):

(a) *Authority*. Molson has all necessary corporate power and authority to execute and deliver this Amendment and to perform its obligations under this Amendment and the documents referred to in

this Amendment to which it is a party and, subject to the receipt of the Molson Shareholder Approval, the Molson Optionholder Approval, the Interim Order and the Final Order, to consummate the transactions contemplated by this Amendment and the documents referred to in this Amendment to which it is a party. The execution, delivery and performance by Molson of this Amendment and the consummation by Molson of the transactions contemplated by this Amendment and the documents referred to in this Amendment to which it is a party have been duly and validly authorized by all necessary corporate action on the part of Molson, and no other corporate proceedings on the part of Molson are necessary to authorize this Amendment to consummate the transactions contemplated by this Amendment and the documents referred to in this Amendment to which it is a party, other than the Molson Shareholder Approval, the Molson Optionholder Approval, the Interim Order and the Final Order. This Amendment has been duly and validly executed and delivered by Molson and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a valid, legal and binding obligation of Molson, enforceable against Molson in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors' rights generally, (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding may be brought and (iii) the Currency Act (Canada) precludes a court in Canada from rendering judgment in any currency other than Canadian currency.

(b) *Approval.* At a meeting duly called and held, Molson's board of directors has, based on the recommendation of the Independent Committee, unanimously: (i) determined that this Amendment and the documents referred to in this Amendment to which Molson is a party and the transactions contemplated hereby and thereby (including the Arrangement) are fair to the holders of each class of the Molson Common Shares (other than Pentland) and in the best interests of Molson and; (ii) authorized and approved this Amendment and the documents referred to in this Amendment to which Molson is a party and the transactions contemplated hereby and thereby (including the Arrangement); and (iii) resolved to recommend approval and adoption of the Arrangement by its shareholders at the Molson Meeting and to recommend approval of the exchange of each Molson Option for a Replacement Option by its option holders.

(c) *No Conflict.* The execution, delivery and performance by Molson of this Amendment and the consummation by Molson of the transactions contemplated by this Amendment and the documents referred to in this Amendment to which it is a party, do not and will not, subject to obtaining the Molson Shareholder Approval and the Molson Optionholder Approval and receipt of the Approvals referred to in Section 4(d) below, (i) contravene, conflict with or result in a violation or breach of any provision of the Molson Charter Documents or the equivalent organizational documents of any of Molson's material Subsidiaries, (ii) contravene, conflict with or result in a violation or breach of any provisions of any Law applicable to Molson or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, (iii) require any consent or other action by any Person under, constitute a default (or an event that, with or without notice or lapse of time or both, would constitute a default) under, or cause or permit the termination, amendment, acceleration, triggering or cancellation or other change of any right or obligation or the loss of any benefit to which Molson or any of its Subsidiaries is entitled under (A) any provision of any Contract or other instrument binding upon Molson or any of its Subsidiaries or (B) any Permit held by, or affecting, or relating in any way to, the assets or business of, Molson or any of its Subsidiaries, or (iv) result in the creation or imposition of any Lien on any asset of Molson or any of its Subsidiaries, other than such exceptions in the case of clause (ii), (iii) or (iv) as have been disclosed to Coors on or before the date of this Amendment or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Molson.

(d) *Required Filings and Consents.* The execution, delivery and performance by Molson of this Amendment and the documents referred to in this Amendment to which it is a party and the consummation by Molson of the transactions contemplated hereby and thereby do not, and shall not, require any Approval, action by or in respect of, filing with or notification to, any Governmental Entity, to be made or obtained by Molson or its Subsidiaries, except for (i) the Competition Act Approval, (ii) the ICA Approval, (iii) the compliance with any applicable requirements of the HSR Act, including pre-merger notification requirements, (iv) any other applicable competition, merger control, antitrust or similar Law of foreign Governmental Entities, (v) the filing with the Canadian Securities Regulatory Authorities and the mailing to the shareholders of Molson of the Joint Proxy Statement/Circular, (vi) such other filings, authorizations, decisions or orders as may be required by the rules and regulations of the TSX, (vii) any approvals required by the Interim Order, the Final Order or filings with the Director under the CBCA and/or (viii) any other Approvals or Permits, which, if not obtained, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Molson.

(e) *Opinions of Financial Advisors.* The Independent Committee has received from its financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated, an opinion, dated November 10, 2004, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to the holders of the Molson Common Shares (other than Pentland and Eric H. Molson). The board of directors of Molson has received from its financial advisors, Citigroup Global Markets Inc. and BMO Nesbitt Burns, separate opinions, each dated November 11, 2004, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to the holders of the Molson Common Shares.

Section 5. *General Provisions.*

(a) *Counterparts.* This Amendment may be executed in one or more counterparts, which may be delivered by facsimile transmission, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

(b) *Governing Law and Venue; Waiver of Jury Trial.* (i) This Amendment shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with, and any disputes arising out of or related to this Amendment shall be interpreted, construed and governed by and in accordance with, the laws of the State of New York, except to the extent mandatorily governed by the laws of Canada or the laws of the province of Quebec or the State of Delaware, as applicable. Except with respect to the Interim Order or Final Order or any other matter relating thereto over which the Court has jurisdiction, the parties hereby irrevocably submit to the jurisdiction of the courts of the State of New York solely in respect of the interpretation and enforcement of the provisions of this Amendment and of the documents referred to in this Amendment, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any Action for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such Action may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Amendment or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such Actions shall be heard and determined in such New York court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Action in the manner provided in Section 9.2 of the Combination Agreement or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(ii) EACH OF COORS AND MOLSON HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AMENDMENT OR THE

ACTIONS OF COORS OR MOLSON IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

(c) The representations and warranties of Molson and Coors contained in this Amendment shall terminate at the Effective Time. Further, the covenant of Molson set forth in Section 5.1(b) of the Combination Agreement, as amended hereby, shall terminate as of immediately prior to the Effective Time.

(d) Except as specifically provided for in this Amendment, all other provisions of the Combination Agreement shall continue in full force and effect.

* * * * *

IN WITNESS WHEREOF, Coors, Exchangeco and Molson have caused this Amendment to be signed by their respective officers thereunto duly authorized all as of the date first written above.

ADOLPH COORS COMPANY

By: /s/ ANNITA MENOGAN

Name:Annita Menogan
Title: Vice President, Deputy General Counsel, Secretary

MOLSON COORS CANADA INC.
By: /s/ ANNITA MENOGAN

Name:Annita Menogan
Title: Vice President, Deputy General Counsel, Secretary

MOLSON INC.
By: /s/ MARIE GIGUÈRE

Name: Marie Giguère
Title: Senior Vice-President, Chief Legal Officer & Secretary

Exhibits to Amendment:

Exhibit A-1	Form of Molson Shareholder Resolution
Exhibit A-2	Form of Molson Optionholder Resolution
Exhibit B	Form of Plan of Arrangement
Exhibit C	Form of Class A Coors Voting Trust Agreement

EXHIBIT A-1
SPECIAL RESOLUTION OF THE MOLSON SHAREHOLDERS

BE IT RESOLVED THAT:

1. The arrangement (the "**Arrangement**") under Section 192 of the *Canada Business Corporations Act* (the "**CBCA**") involving Molson Inc. ("**Molson**"), as more particularly described and set forth in the Joint Proxy Statement/Management Information Circular (the "**Circular**") of Molson accompanying the notice of this meeting (as the Arrangement may be modified or amended) is hereby authorized, approved and adopted.

2. The plan of arrangement, as it may be or have been amended, (the "**Plan of Arrangement**") involving Molson, the full text of which is set out as Exhibit B to the Combination Agreement dated as of July 21, 2004, as amended, between Adolph Coors Company, Coors Canada Inc. and Molson (the "**Combination Agreement**"), is hereby approved and adopted.

3. The Combination Agreement, the actions of the directors of Molson in approving the Arrangement and the actions of the officers of Molson in executing and delivering the Combination Agreement and any amendments thereto are hereby ratified and approved.

4. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Molson or that the Arrangement has been approved by the Superior Court of Québec, the directors of Molson are hereby authorized and empowered (i) to amend the Combination Agreement, or the Plan of Arrangement to the extent permitted by the Combination Agreement, and (ii) subject to the terms of the Combination Agreement, not to proceed with the Arrangement.

5. Any officer or director of Molson is hereby authorized and directed for and on behalf of Molson to execute and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Combination Agreement.

6. Any officer or director of Molson is hereby authorized and directed for and on behalf of Molson to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

EXHIBIT A-2
SPECIAL RESOLUTION OF THE MOLSON OPTIONHOLDERS

BE IT RESOLVED THAT:

1. Section 2.2(i) of the plan of arrangement (the "**Arrangement**") under section 192 of the *Canada Business Corporations Act* (the "**CBCA**") involving Molson Inc. ("**Molson**"), providing for the exchange of options to purchase Molson Class A non-voting shares for options to purchase shares of Class B common stock of Molson Coors Brewing Company, as more particularly described and set forth in Annex "D" of the Joint Proxy Statement/Management Information Circular (the "**Circular**") of Molson accompanying the notice of this meeting (as such section 2.2(i) of the Arrangement may be modified or amended) is hereby authorized, approved and adopted.

2. Notwithstanding that this resolution has been passed by the optionholders of Molson (and the Arrangement adopted by the shareholders of Molson) or that the Arrangement has been approved by the Superior Court of Québec, the directors of Molson are hereby authorized and empowered (i) to amend such section 2.2(i) of the Arrangement to the extent permitted by the combination agreement dated as of July 21, 2004, as amended, between Adolph Coors Company, Coors Canada Inc. and Molson (the "**Combination Agreement**") and (ii) subject to the terms of the Combination Agreement, not to proceed with the Arrangement.

EXHIBIT B
FORM OF PLAN OF ARRANGEMENT

[See Annex D]

EXHIBIT C
FORM OF CLASS A COORS VOTING TRUST AGREEMENT

[See Annex I]

Application for Interim Order, Affidavit in Support of Interim Order, Notice of Hearing Application and Interim Order

CANADA

PROVINCE OF QUÉBEC
DISTRICT OF MONTRÉAL
N°:

SUPERIOR COURT
(Commercial Division)

IN THE MATTER OF THE ARRANGEMENT PROPOSED BY MOLSON INC. UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985, c. C-44, AS AMENDED (the "*CBCA*");

MOLSON INC., a legal person duly constituted, having its registered office at 1565 Notre-Dame Street East, Montréal, Québec, H2L 2R5;

APPLICANT

and

THE DIRECTOR APPOINTED UNDER THE *CBCA*, having an office at Complex Jean-Edmonds Tower South, 365 Laurier Avenue West, 9th Floor, Ottawa, Ontario, K1A 0C8;

MIS-EN-CAUSE

APPLICATION FOR INTERIM AND FINAL ORDERS WITH RESPECT TO AN ARRANGEMENT

(SECTIONS 192 AND 248 OF THE *CBCA*)

TO ONE OF THE JUDGES OF THE SUPERIOR COURT OF THE PROVINCE OF QUÉBEC SITTING IN COMMERCIAL DIVISION IN AND FOR THE DISTRICT OF MONTREAL, THE APPLICANT RESPECTFULLY SUBMITS AS FOLLOWS:

A. ***OVERVIEW OF THE APPLICATION***

1. Molson Inc. ("**Molson**"), Adolph Coors Company ("**Coors**") and Coors Canada Inc. have entered into a combination agreement dated July 21, 2004 which was amended on November 11, 2004 ("the **Combination Agreement**") whereby, subject to applicable shareholder, regulatory and court approval, they agreed to combine in a "merger of equals";

2. The merger transaction will be effected, in the case of Molson, pursuant to a plan of arrangement under Section 192 of the ***CBCA*** (the "**Plan of Arrangement**") utilizing an exchangeable share structure, a method frequently used in mergers between U.S. and Canadian companies;

3. Pursuant to the Combination Agreement, Coors will amend its certificate of incorporation in order to, among other things, change its name to "Molson Coors Brewing Company" ("**Molson Coors**"). Molson estimates that its former shareholders and Coors' stockholders will own approximately 55% and 45%, respectively, of the outstanding economic interest in the combined company upon completion of the merger transaction;

4. By way of this application, Molson seeks the following orders:

   i) an interim order (the "**Interim Order**") under Subsections 192 (3) and (4) of the ***CBCA*** governing various procedural matters to be determined in connection with, notably, the approval of the Plan of Arrangement by the holders (the "**Molson Shareholders**") of Molson Class A non-voting shares (the "**Molson Class A Shares**") and Molson Class B common shares (the "**Molson Class B Shares**") and the exchange of the options to purchase Molson Class A Shares (the "**Molson Options**") for options to purchase shares of Molson Coors Class B common stock (the "**Molson Coors Options**") under the Plan of Arrangement by the holders of Molson Options (the "**Molson Optionholders**", together with the Molson Shareholders, the "**Molson Securityholders**");

   ii) a final order (the "**Final Order**") under Subsections 192 (3) and (4)(e) of the ***CBCA*** approving and sanctioning the Plan of Arrangement; and

   iii) such other orders as counsel may advise and this Honourable Court deems just;

5. Molson files herewith as **Exhibit R-1** ***en liasse***, the draft joint proxy statement/management information circular and related documents and materials (as may be amended or supplemented, the "**Circular**") relating, among other things, to the special meeting of Molson Shareholders (the "**Special Meeting of Molson Shareholders**") and to the meeting of Molson Optionholders (the "**Molson Optionholders Meeting**"), including the following documents:

   – letter to Molson Shareholders and Molson Optionholders;

   – Notice of Special Meeting of Molson Shareholders;

   – Notice of Meeting of Molson Optionholders;

   – Circular, including the following annexes thereto:

Annex A1—	Form of Special Resolution of Molson Shareholders
Annex A2—	Form of Molson Optionholders Resolution
Annex B—	Combination Agreement and Amendment No. 1 thereto
Annex C—	Application, Affidavits in Support of the Interim Order, Interim Order and Notice of Hearing of Application for a Final Order
Annex D—	Plan of Arrangement including Exchangeable Share Provisions and Appendices
Annex E—	Form of Exchangeable Share Support Agreement
Annex F—	Form of Voting and Exchange Trust Agreement
Annex G—	Form of Restated Certificate of Incorporation of Adolf Coors Company
Annex H—	Form of Amended and Restated Bylaws of Molson Coors Brewing Company
Annex I—	Form of Class A Coors Voting Trust Agreement
Annex J—	Section 190 of the *CBCA*
Annex K—	Voting Agreement for Molson Shareholder
Annex L—	Voting Agreement for Coors Stockholders
Annex M—	Opinion of Citigroup Global Markets Inc.—Molson Financial Advisor
Annex N—	Opinion of BMO Nesbitt Burns—Molson Financial Advisor
Annex O—	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated—Molson Independent Committee Financial Advisor
Annex P—	First Opinion of Deutsche Bank Securities Inc.—Coors Financial Advisor
Annex Q—	Final Opinion of Deutsche Bank Securities Inc.—Coors Financial Advisor
Annex R—	Molson Financial Statements
Annex S—	Coors Financial Statements

- the forms of proxy for Molson Shareholders and Molson Optionholders; and
- the forms of letters of transmittal and election for Molson Shareholders;

6. For purposes of this Application, all capitalized terms used, but not otherwise defined herein, shall have the same meaning as set out in Article I of the draft Plan of Arrangement (Annex D to the Circular, Exhibit R-1 *en liasse*);

B. ***THE PARTIES***

Molson

7. Molson is a corporation governed by the ***CBCA***. The Molson Class A Shares and Molson Class B Shares are traded on the Toronto Stock Exchange ("**TSX**");

8. Molson is Canada's largest brewer and one of the world's leading brewers of quality beer, ranking fourteenth in the world as measured by volume in fiscal 2004;

9. Molson operates through five breweries in Canada and eight breweries in Brazil, where it brews, bottles, packages, markets and distributes over 75 owned or licensed brands of beer in Canada, Brazil and the United States and exports to the United Kingdom, Australia and New Zealand;

10. As of March 31, 2004, Molson had approximately 3,100 full-time employees located in Canada, 11 in the United States of America and 3,200 in Brazil;

11. As of the close of business on November 22, 2004, the record date (the "**Record Date**") fixed by the Molson board of directors for determining Molson Shareholders entitled to notice of and to vote at the Special Meeting of Molson Shareholders, there were • Molson Class A Shares and • Molson Class B Shares outstanding;

12. As of the Record Date, there were • outstanding Molson Options;

Coors

13. Coors is a corporation governed by the laws of Delaware whose shares of Coors Class B common stock are traded on the New York Stock Exchange ("**NYSE**");

14. Coors is the third-largest brewer in the United States and the second-largest brewer in the United Kingdom;

15. In the United States, Coors owns or licenses the following brands: Coors Light, Coors Original, Coors Edge, Coors Non-Alcoholic, Aspen Edge, Extra Gold, Zima, George Killian's Irish Red Lager, Keystone, Keystone Light, Keystone Ice, Blue Moon Belgian White Ale and Mexicali. Coors also sells the Molson family of brands in the United States through a joint venture. Outside of the United States, Coors sells Carling, Worthington, Caffrey's, Reef, Screamers, Stones and, through a United Kingdom joint venture, Grolsch;

16. Coors has approximately 5,400 employees in the United States and its territories and 3,100 employees in Europe, principally in the United Kingdom;

17. As of • , there were • shares of Coors Class A common stock and • shares of Coors Class B common stock outstanding;

Molson Coors Canada Inc. **("Exchangeco")**

18. Exchangeco, formally known as Coors Canada Inc., was incorporated under the ***CBCA*** on April 14, 1997, and is a wholly-owned subsidiary of Coors;

19. Exchangeco is the corporation through which Coors conducts its operations in Canada;

20. In the context of the Plan of Arrangement, Exchangeco will issue Exchangeable Shares and Preferred Shares to Molson Shareholders as described below;

Molson Coors Callco ULC (**"Callco"**)

21. Callco was incorporated under the ***Companies Act (Nova Scotia)*** on September 9, 2004, and is a wholly-owned Canadian subsidiary of Coors;

22. Callco was incorporated for the sole purpose of facilitating the Plan of Arrangement and is not engaged in any operations;

C. ***THE PLAN OF ARRANGEMENT (Annex D to the Circular, Exhibit R-1 en liasse)***

General description of the Merger Transaction

23. As more fully explained below, the merger transaction qualifies as an *arrangement* within the meaning of Subparagraph 192(1)(f) of the *CBCA*;

24. Upon completion of the series of transactions set forth in the Combination Agreement (Annex B to the Circular, Exhibit R-1 *en liasse*), and related agreements:

i) Molson will become an indirect subsidiary of Molson Coors;

ii) Coors will change its name to "Molson Coors Brewing Company" (already defined in paragraph 3 above as **Molson Coors**) and amend its certificate of incorporation and bylaws to implement the proposed merger transaction, including adding a right for the holders of Molson Coors Class B common stock to elect three members of the board of directors;

iii) All the Molson Shares (other than shares of dissenting holders) will, through a series of exchanges, be exchanged for shares of Molson Coors common stock and/or Exchangeable Shares, as described herein below; and

iv) The Coors stockholders will retain their shares, which will remain outstanding as shares of Molson Coors;

25. The Plan of Arrangement (Annex D to the Circular, Exhibit R-1 *en liasse*) provides that the Molson Shareholders will receive shares of Molson Coors common stock or Exchangeable Shares (or a combination) as described hereinafter:

i) For each Molson Class A Share, a Molson Shareholder, other than a dissenting shareholder, will receive, through a series of exchanges contemplated by the Plan of Arrangement, 0.360 of a share of Class B common stock of Molson Coors;

ii) For each Molson Class B Share, a Molson Shareholder, other than a dissenting shareholder, will receive through a series of exchanges contemplated by the Plan of Arrangement:

- 0.126 of a share of Class A common stock of Molson Coors, and
- 0.234 of a share of Class B common stock of Molson Coors;

iii) Molson Shareholders who are Canadian residents or who hold Molson Shares on behalf of Canadian residents may elect to receive Exchangeable Shares (and ancillary rights) or Molson Coors common stock, the whole as more fully described in the Plan of Arrangement;

iv) Molson Optionholders will receive Molson Coors Options, in exchange for their Molson Options. The number of shares of Molson Coors Class B common stock issuable upon the exercise of these options and their exercise price will be adjusted to take into account the 0.360 exchange ratio applicable to the merger transaction;

Listing of Molson Coors Shares and Exchangeable Shares

26. In connection with this Plan of Arrangement, Coors and Molson have agreed, to:

i) cause the shares of Molson Coors Class A common stock and Class B common stock issued pursuant to the Plan of Arrangement to be approved for listing on the NYSE and the TSX;

ii) cause the shares of Molson Coors Class A common stock and Class B common stock to be issued upon exchange of the Exchangeable Shares and upon exercise of replacement options to purchase shares of Molson Coors Class B common stock to be approved for listing on the NYSE and the TSX; and

iii) cause the Exchangeable Shares and Preferred Shares issued under the Plan of Arrangement to be approved for listing on the TSX;

Exchangeable Shares

27. Exchangeable Shares, together with the ancillary rights described in the Exchangeable Shares provisions contained in Appendix I to the Plan of Arrangement (Annex D to the Circular, Exhibit R-1 *en liasse*), are substantially economically equivalent to shares of the corresponding class of Molson Coors Class A common stock or Class B common stock;

28. The Exchangeable Share structure provides the opportunity for eligible Canadian resident Molson Shareholders to make a valid tax election to defer all or a portion of Canadian income tax on any capital gain that would otherwise arise from the exchange of their Molson Shares;

29. As more fully discussed in the Plan of Arrangement and the related transactions, the holders of Exchangeable Shares (and ancillary rights) will have the following rights:

i) the right to exchange the Exchangeable Shares, at the holders' option, for shares of the corresponding class of Molson Coors common stock on a one-for-one basis;

ii) the right to receive dividends, on a per share basis, in amounts (or property in the case of non-cash dividends), which are the same as, or economically equivalent to, and which are payable at the same time as, dividends declared on the corresponding class of Molson Coors common stock;

iii) the right to vote, through the trustee holder of the Molson Coors special voting shares, at all stockholder meetings at which holders of the corresponding class of Molson Coors common stock are entitled to vote;

iv) the right to participate on a pro rata basis with the corresponding class of Molson Coors common stock in the distribution of assets of Molson Coors, upon specified events relating to the voluntary or involuntary liquidation, dissolution, winding-up or other distribution of the assets of Molson Coors through the mandatory exchange of Exchangeable Shares for shares of Molson Coors common stock; and

v) the Class B Exchangeable Shares will be convertible into Class A Exchangeable Shares in limited circumstances relating to specified offers which are not made to holders of Molson Coors Class B common stock or Class B Exchangeable Shares;

30. Holders of Exchangeable Shares will be entitled generally to require Exchangeco to redeem any of their Exchangeable Shares for corresponding shares of Molson Coors common stock for a purchase price per share of one share of Molson Coors common stock of the corresponding class plus any declared and unpaid dividends on each redeemed share. However, if a holder of Exchangeable Shares delivers a notice of exercise of its redemption right, Callco has the right to

purchase, in lieu of Exchangeco redeeming, the holder's shares on payment of the redemption price;

31. Subject to applicable law and the purchase right described above, if fewer than 5% of the initial number of Class A Exchangeable Shares or Class B Exchangeable Shares (other than Exchangeable Shares held by Molson Coors or its affiliates) are outstanding, the board of directors of Exchangeco may elect to have Exchangeco redeem the applicable class of Exchangeable Shares;

32. Subject to applicable law and the purchase right described above, on a date on or after the fortieth anniversary of the Effective Date, all of the outstanding Exchangeable Shares (other than those held by Molson Coors or its affiliates) will be redeemed by Exchangeco for a redemption price per share of one share of the corresponding class of Molson Coors common stock plus declared and unpaid dividends on the share;

33. In addition, in support of Exchangeco's obligations, as of the Effective Date, Molson Coors will enter into a support agreement with Exchangeco and Callco (the "**Support Agreement**"), the terms of which are described in the Circular and the form of which may be found in Annex E of the Circular, Exhibit R-1 *en liasse*. The purpose of the Support Agreement is to support the exchange structure and the economic equivalence of the Exchangeable Shares;

Dissent rights

34. Molson Shareholders may exercise rights of dissent with respect to the Molson Shares they hold pursuant to and in the manner set forth in section 190 of the ***CBCA*** and in Section 3.1 of the Plan of Arrangement (the "**Dissent Rights**") in connection with the Plan of Arrangement, provided that, notwithstanding subsection 190(5) of the ***CBCA***, the written objection to the special resolution to be voted at the Special Meeting of Molson Shareholders in order to approve the Plan of Arrangement (the "**Plan of Arrangement Resolution**") (Annex A-1 to the Circular, Exhibit R-1 *en liasse*) referred to in subsection 190(5) of the ***CBCA*** is received by Molson not later than 5:00 p.m. (Montreal time) on the Business Day preceding the Special Meeting of Molson Shareholders and the other conditions determined in Section 3.1 of the Plan of Arrangement are respected;

D. ***FAIRNESS OF THE PLAN OF ARRANGEMENT AND BOARD RECOMMENDATIONS***

35. Molson respectfully submits that the Plan of Arrangement is fair and reasonable to Molson Shareholders and Molson Optionholders in view of several factors including:

i) the recommendation of the independent committee formed by the Board of directors of Molson and the fairness opinion obtained by the independent committee;

ii) the opinions obtained by the Board of directors of Molson from Molson's financial advisors as to the fairness, from a financial point of view, of the 0.360 share exchange ratio;

iii) the strategic benefits and expected financial synergies identified by the Boards of directors of both Molson and Coors in the course of their individual evaluation of the merger transaction;

iv) the approval process for the Plan of Arrangement, which notably requires the approval of the Plan of Arrangement at the Special Meeting of Molson Shareholders by 66⅔% (i) of the holders of Molson Class A Shares, voting as a class and (ii) of the holders of Molson Class B Shares, voting as a class, as well as the approval of the exchange of the Molson Options for Molson Coors Options by 66⅔% of the votes cast at the Molson Optionholders Meeting by the Molson Optionholders, voting as a class; and

v) the right of dissent granted to Molson Shareholders;

which factors are more fully described below;

The independent committee's recommendation

36. The Board of directors of Molson formed an independent committee of the board ("**Molson Independent Committee**") consisting in Francesco Bellini, John Cleghorn, Daniel Colson, Robert Ingram, David O'Brien and Sanford Riley, as chairman, to review the terms and conditions of the proposed merger and make a recommendation as to the fairness of the merger to the Molson Shareholders (other than Pentland Securities (1981) Inc. which is controlled by Eric H. Molson, and Eric H. Molson himself) from a financial and non-financial point of view;

37. The Molson Independent Committee retained Merrill Lynch, Pierce, Fenner & Smith Incorporated ("**Merrill Lynch**") as financial advisors;

38. Merrill Lynch provided a written opinion to the Molson Independent Committee dated July 21, 2004 (**"Merrill Lynch Opinion"**), to the effect that the 0.360 share exchange ratio was fair, from a financial point of view, to the shareholders of Molson other than Pentland and Eric H. Molson. The Merrill Lynch Opinion was confirmed ("**Confirmed Merrill Lynch Opinion**") on November 10, 2004, after the announcement that Molson Shareholders, excluding Pentland Securities (1981) Inc. and its subsidiaries (**"Pentland"**), will receive a special dividend of Cdn. $3.26 per share, or a total of approximately Cdn. $381 million (U.S. $316 million), payable by Molson in connection with the Plan of Arrangement to Molson Shareholders of record as of the last trading day immediately prior to the date of closing of the merger transaction. A copy of the Confirmed Merrill Lynch Opinion, which sets forth the scope of review, as well as the assumptions and limitations upon which the Confirmed Merrill Lynch Opinion is based, is attached as Annex O to the Circular, Exhibit R-1 *en liasse*;

39. In its review of the proposed merger, the Molson Independent Committee also considered several factors including:

- the Merrill Lynch Opinion and the Confirmed Merrill Lynch Opinion;
- the current economic, industry and market trends affecting each of Molson and Coors in their respective markets, including those which favor the concentration of business in the hands of a small number of large companies;
- the fact that Molson is controlled by a family group and has a dual class of voting and non-voting securities, and that the governance arrangements and shareholder voting structure of the combined company are in the aggregate no less favorable to the holders of Molson Class A Shares than those currently in place;
- the statements by Eric H. Molson to the effect that he and Pentland were supportive of the merger transaction and were committed to remaining involved as shareholders of a significant participant in the global brewing industry, and that neither Mr. Molson nor Pentland were considering selling their interests in Molson;
- the fact that, in connection with the proposed merger, Molson Shareholders, excluding Pentland, who hold their shares of record on the last trading day prior to the closing date of the proposed merger will receive a special dividend of Cdn.$3.26 per share, and that Pentland waived any participation in the special dividend. Had Pentland not waived its participation in the special dividend, the special dividend to be declared would have been Cdn.$3.00 per share instead of Cdn.$3.26;
- the fact that management responsibilities within the combined company would be allocated among an experienced management team selected from Molson and Coors management and that senior members of Molson management would have a continuing role within the combined company;

- the fact that the all-share consideration offered in connection with the transaction provides Molson Shareholders with an opportunity to participate in the ownership of a larger, financially stronger company that is expected to be better positioned to respond to opportunities and developments in an industry in which size is increasingly important;
- the fact that the combined company would be geographically diversified as it would have significant businesses in Canada, the United States, Brazil and the United Kingdom, making it a stronger entity than Molson individually;
- the fact that the merger transaction secures the current commercial relationship between Molson and Coors and that Coors would have the ability to terminate that relationship in the event of a change of control of Molson;
- the significant opportunities for the combined company to realize the estimated annual cost savings resulting from the merger of approximately U.S.$50 million and U.S.$90 million, respectively, in the first and second years after the merger transaction, and U.S.$175 million in annual cost savings thereafter;
- the ability of the Molson Shareholders to continue to participate in future earnings and growth of the combined company after completion of the merger transaction through their ownership of shares of the combined company's stock or Exchangeable Shares;
- the structure of the merger transaction, which effectively permits Molson Shareholders who are eligible Canadian residents to elect to receive Exchangeable Shares and make a valid tax election to defer Canadian income tax at the time of the merger transaction;
- the fact that Molson could in certain circumstances enter into discussions with third parties regarding alternative transaction proposals and terminate the Combination Agreement in order to enter into a transaction with a third party on terms more favorable to Molson Shareholders, other than Pentland and Eric H. Molson, upon the payment to Coors of a termination fee of U.S.$75,000,000;
- the various incentive and benefits plans currently available to the employees of each company and the fact that the merger transaction is not expected to materially adversely impact the terms and conditions of those plans;
- the current and historical trading prices of Molson Shares; and
- the approval process for the merger transaction, including the requirement for the approval of holders of 66⅔% of each of the Molson Class A Shares and the Molson Class B Shares, voting as separate classes, and the requirement for the Superior Court of Québec to approve the merger transaction and to issue a final order concerning its approval;

40. The Molson Independent Committee also considered a variety of risks and other potentially negative factors concerning the merger, including the following:

- the proposed governance arrangements of the combined company, which would provide that voting control would be shared by Pentland and the Coors Trust, and the associated risks of a stalemate between them;
- the risk that the estimated cost savings will not be achieved;
- the fact that, in a merger of equals, the exchange ratio would not provide Molson Shareholders with a premium to the current market price of Molson Shares; and
- the fact that the merger transaction would constitute a taxable event for U.S. Federal income tax purposes for U.S. resident Molson Shareholders;

41. In view of the above, on July 21, 2004, the Molson Independent Committee unanimously concluded that the proposed merger transaction is fair to, and in the best interest of Molson Shareholders, other than Pentland and Eric H. Molson, from a financial and a non-financial point of view;

42. The Molson Independent Committee recommended that the Board of directors authorize the Combination Agreement and recommended to Molson Shareholders that they vote in favour of the Plan of Arrangement Resolution;

The opinions obtained by the Board of directors of Molson from Molson's financial advisors

43. Citigroup Global Markets Inc. ("Citigroup"), one of Molson's financial advisors, delivered to the board of directors of Molson a written opinion dated November 11, 2004 (the "Citigroup Opinion") to the effect that, as of that date and subject to the matters described in its opinion, the 0.360 share exchange ratio was fair, from a financial point of view, to the holders of Molson Shares. The Citigroup Opinion confirmed an earlier opinion dated July 21, 2004 delivered by Citigroup to the board of directors of Molson. The full text of the Citigroup Opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review taken, is attached as Annex M to the Circular, Exhibit R-1 *en liasse*.

44. BMO Nesbitt Burns Inc. ("BMO Nesbitt Burns"), one of Molson's financial advisors, delivered to the board of directors of Molson a written opinion dated November 11, 2004 (the "BMO Nesbitt Burns Opinion") to the effect that, as of that date and subject to the matters described in its opinion, the 0.360 share exchange ratio was fair, from a financial point of view, to the holders of Molson Shares. The BMO Nesbitt Burns Opinion confirmed an earlier opinion dated July 21, 2004 delivered by BMO Nesbitt Burns to the board of directors of Molson. The full text of the BMO Nesbitt Burns Opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review taken, is attached as Annex N to the Circular, Exhibit R-1 *en liasse*.

The Strategic Benefits and Expected Financial Synergies

45. The Board of directors of Molson and the Board of directors of Coors, during their individual evaluation of the merger transaction, have identified strategic benefits that would ensue from the merger transaction which can be summarized as follows:

i) *Economies of Scale and Global Reach*: The merger transaction will create one of the world's largest brewers with the operational scale and global diversity necessary to compete more effectively in today's consolidating market. On a pro forma basis, the combined entity will be the fifth largest brewing company in the world in terms of annual volume, with pro forma net sales of approximately U.S.$6.0 billion and combined beer sales of approximately 60 million hectolitres, or 51 million barrels, for the twelve-month period ended March 31, 2004;

ii) *Leading Brands*: The merger transaction will result in a stronger combined product portfolio with more than 40 brands, including leading brands in Canada and the United Kingdom, the third-ranked brands in the United States and Brazil and the seventh-ranked brand worldwide;

iii) *Geographic Diversification*: The merger transaction will create a company with top brands in a number of important global markets, including the United States, Canada, the United Kingdom and Brazil, as well as distribution arrangements with brewers in a number of additional key markets. This geographic presence ensures that the combined company's revenue sources are diversified, thereby reducing volatility of earnings and improving the combined company's ability to compete effectively with major multinational competitors;

iv) *History and Corporate Culture*: The merger transaction builds on the strategic and cultural fit between the two companies. Both companies have rich and lengthy heritages as family controlled breweries and share common values and operating philosophies; and

v) *Existing Relationship*: The two companies have an existing strong working relationship in Canada and the United States, jointly marketing and selling Coors Light in Canada and Molson products in the United States. The Boards of directors of Molson and Coors respectively believe that the merger will cement these working relationships and lead to streamlined, more efficient cooperation in these markets;

46. The Board of directors of Molson and the Board of directors of Coors, further to their individual evaluation of the merger transaction, also expect that the proposed Combination Agreement will result in the following financial synergies:

i) *Cost Savings*: The Board of directors of Molson expects the merger transaction to deliver immediate tangible benefits to shareholders through substantial synergies, including estimated annual cost savings resulting from the merger of approximately U.S. $50 million in the first year after the merger transaction, an incremental U.S. $40 million in the second year after the merger transaction (for a total savings of U.S. $90 million in the second year), and an incremental U.S. $85 million in the third year after the merger transaction (for a total savings of U.S. $175 million in the third year). By the fourth year after the merger transaction, the total annual cost savings of U.S. $175 million are expected to be derived from the following areas:

- U.S. $60 million from optimization and consolidation of the combined company's brewery and distribution network;
- U.S. $65 million from improved procurement terms resulting from greater economies of scale;
- U.S. $25 million from elimination of duplicative overhead functions (the boards of directors of Molson and Coors do not expect to have duplicative functions at the combined company's dual headquarters); and
- U.S. $25 million from integration of the companies' technology platform, and other synergies;

ii) *Growth Opportunities*: While the two companies' U.S.$175 million forecasted synergies do not include any assumptions for incremental profit derived from the revenue growth or market share gains, the Boards of directors of Molson and Coors respectively believe that the enhanced financial strength expected to result from the anticipated cost savings will provide the combined company with the opportunity to grow revenue through added investments in marketing and other support for key markets; and

iii) *Additional Opportunities*: The Board of directors of Molson and the Board of directors of Coors respectively anticipate that the merger transaction will build an enhanced growth platform, balance sheet and cash flow to fund future investment, including continued participation in brewing industry consolidation. In addition, the combined company will be able to make renewed investments in product innovations and disciplined capital improvements to drive productivity;

The approval process of the Plan of Arrangement

48. The Plan of Arrangement is subject to the approval by (i) 66⅔% of the votes cast at the Special Meeting of Molson Shareholders by holders of the Molson Class A Shares, voting as a class and

(ii) 66⅔% of the votes cast at the Special Meeting of Molson Shareholders by holders of the Molson Class B Shares, voting as a class;

49. Pentland has entered into a voting agreement with Coors and the Coors Trust, under which Pentland has committed to vote all of its Molson Class B Shares in favor of the Plan of Arrangement Resolution. This agreement may be found in Annex K to the Circular, Exhibit R-1 *en liasse*. As of the Record Date, Pentland owned 50.1% of the Molson Class B Shares;

50. Molson Optionholders will vote separately on those provisions of the Plan of Arrangement with effect to the exchange of their Molson Options for Molson Coors Options. These provisions of the Plan of Arrangement will only be effective if the resolution concerning the exchange of the Molson Options for Molson Coors Options (the "**Molson Optionholders Resolution**") (Annex A-2 to the Circular, Exhibit R-1 *en liasse* is approved by 66⅔% of the votes cast at the Molson Optionholders Meeting by the Molson Optionholders, voting as a class;

51. All of the directors and executive officers of Molson have irrevocably undertaken to vote all of the Molson Options they hold in favor of the Molson Optionholders Resolution. As of the Record Date, Molson's directors and executive officers owned together more than 66⅔% of the outstanding Molson Options;

52. The Plan of Arrangement must be approved by this Court at the hearing of this Application for a Final Order;

53. The Québec Autorité des marchés financiers ("**AMF**"), as principal regulator, issued on August 11, 2004 a decision document under the Mutual Reliance Review System for Exemptive Relief Applications (the "**MRRS Decision**") exempting Molson from the requirements under Québec Policy Q-27 to provide a formal valuation and under Québec Policy Q-27 and OSC Rule 61-501 to obtain the approval of the majority of the minority holders of each class of shares at the Special Meeting of Molson Shareholders on the grounds that, among other things:

i) the nature of the arrangements;

ii) the review and recommendation of the transaction by the Molson Independent Committee;

iii) on July 21, 2004 opinions were obtained by the Board of directors of Molson from Molson's financial advisors, Citigroup and BMO Nesbitt Burns, and an opinion was also obtained from Merrill Lynch, financial advisor to the Molson Independent Committee, and

iv) a minority vote of the holders of the Molson Class B shares would unduly favour a very small group of shareholders;

the whole as appears from the decisions filed herewith as **Exhibit R-2**;

The right of dissent

54. Molson Shareholders will be entitled to exercise a right of dissent, as described above, with respect to their Molson Shares in the manner set forth in Section 190 of the ***CBCA*** and the Interim Order;

55. The right of dissent of Molson Shareholders is fully described in the Circular (Exhibit R-1 *en liasse*);

Conclusion of the Board of directors of Molson

56. In light of the above, the Board of directors of Molson has unanimously determined that the Plan of Arrangement is fair to and in the best interest of the Molson Shareholders and the Molson Optionholders;

57. Therefore, the Board of directors of Molson has unanimously recommended that the Molson Shareholders vote for the Plan of Arrangement Resolution at the Special Meeting of Molson Shareholders and that the Molson Optionholders vote for the Molson Optionholders Resolution at the Molson Optionholders Meeting;

58. All of the directors and executive officers of Molson have advised that they intend to vote all Molson Shares held by them in favour of the Plan of Arrangement Resolution;

59. The Board of directors of Coors has unanimously approved the merger transaction and related transactions and recommended that the Stockholders of Coors vote for proposals to (i) adopt a restated certificate of incorporation of Coors and (ii) issue Molson Coors common stock (and any shares convertible or exchangeable for such stock) and Molson Coors special voting stock as contemplated by the Combination Agreement and the Plan of Arrangement (the "**Coors Proposals**") at the special meeting of Coors' Stockholders, and has approved the calling of such Special Meeting that will be held contemporaneously with the Special Meeting of Molson Shareholders;

60. Following the Molson Optionholders Meeting, the Special Meeting of Molson Shareholders and the Special Meeting of Coors' Stockholders, and provided that the Plan of Arrangement Resolution and the Coors Proposals are passed by the requisite majorities, Molson will apply to this Honourable Court for a Final Order sanctioning the Plan of Arrangement;

E. *INSOLVENCY*

61. Molson is neither insolvent nor will it be insolvent within the meaning of Subsection 192(2) of the ***CBCA*** or otherwise upon completion of the Plan of Arrangement. Molson's audited consolidated financial statements for the years ended March 31, 2002, 2003, and 2004 and unaudited consolidated financial statements for the six-month period ending on September 30, 2003 and 2004 are attached as Annex R to the Circular, Exhibit R-1 *en liasse*;

F. *IMPRACTICABILITY*

62. Subsection 192 (3) of the ***CBCA*** provides that where it is not practicable for a corporation that is not insolvent to effect a fundamental change in the nature of an arrangement under any provision of the ***CBCA***, the corporation may apply to a Court for an order approving an arrangement proposed by the corporation;

63. Section 2.07 of the *Policy Concerning Arrangements Under Section 192 of the* ***CBCA*** dated November 7, 2003, published by the Director appointed under the ***CBCA*** states as follows:

> *"The Director endorses the view that the impracticability requirement means something less than "impossible" and, generally, that the test would be satisfied by demonstrating that it would be inconvenient or less advantageous to the corporation to proceed under other provisions of the Act. The Director endorses this view subject to a concern that the arrangement provisions of the Act not be utilized to subvert the procedural or substantive safeguards applicable to other sorts of transactions possible under the Act."*

64. Pursuant to Subsection 192(3) of the ***CBCA,*** it is not practicable for Molson to effect the Plan of Arrangement under any other provision of the ***CBCA*** for the following reasons:

i) the fact that it proposes a merger between a corporation constituted under the ***CBCA***, Molson, and a foreign corporation, Coors, a situation which is not contemplated by the ***CBCA***;

ii) the Plan of Arrangement and, in particular, the Exchangeable Share structure cannot be effectively implemented under any other provision of the ***CBCA***; and

iii) the fact that the Plan of Arrangement is dependent upon the completion of a number of interrelated and sequenced corporate transactions between the companies and it is essential that no element of the Plan of Arrangement occur unless there is certainty that all of the elements of the merger occur within the strict delays provided and in the correct order. The only practical way to achieve the required certainty in a timely manner is through an arrangement under Section 192 of the ***CBCA***;

G. ***SECURITYHOLDERS MEETINGS***

65. If the sought Interim Order is issued by this Honourable Court, Molson will hold the Special Meeting of Molson Shareholders on • 2004, to consider, and, if deemed advisable, to pass, with or without modification, the Plan of Arrangement Resolution, attached as Annex A-I to the Circular, Exhibit R-1 *en liasse*;

66. If the sought Interim Order is issued by this Honourable Court, Molson will also hold the Molson Optionholders Meeting on • 2004, to consider, and, if deemed advisable, to pass, with or without modification, the Molson Optionholders Resolution, attached as Annex A-II to the Circular, Exhibit R-1, *en liasse*;

67. Molson will send the Notice of Special Meeting of Molson Shareholders and the Notice of Molson Optionholders Meeting (Exhibit R-1 *en liasse*) by mail, delivered in person, facsimile transmission or recognized courier service to all Molson Securityholders at the address of each Molson Securityholder as recorded on the books of Molson on • , 2004, the whole, in accordance with Section 135 of the ***CBCA***. These notices shall thus be sent not less than 21 days and not more than 60 days prior to the date of the respective meetings;

68. Together with these notices, Molson will send the Circular and the proxy material (Exhibit R-1 *en liasse*);

69. The quorum for the Special Meeting of Molson Shareholders will be fixed as follows:

i) the attendance in person or by proxy of holders of 25% of the outstanding Molson Class A Shares; and

ii) the attendance in person or by proxy of holders of 25% of the outstanding Molson Class B Shares;

70. The quorum for the Molson Optionholders Meeting will be fixed as the attendance in person or by proxy of holders of 25% of the outstanding Molson Options;

71. Should the quorum not be present at either meetings, it will be adjourned to allow additional time for obtaining additional proxies or holders present in person;

72. If the quorum for the Special Meeting of Molson Shareholders is present, Molson will proceed with a vote on the Plan of Arrangement Resolution that must be adopted by (i) 66⅔% of the votes cast at the Special Meeting of Molson Shareholders by holders of the Molson Class A Shares, voting as a class and (ii) 66⅔% of the votes cast at the Special Meeting of Molson Shareholders by holders of the Molson Class B Shares, voting as a class;

73. If the quorum for the Molson Optionholders Meeting is present, Molson will also proceed with a vote on the Molson Optionholders Resolution that must be approved by 66⅔% of the Molson Optionholders' votes cast at the Molson Optionholders Meeting;

74. Coors will also hold a Special Meeting of Coors' Stockholders in order to consider and possibly modify, and, in the appropriate set of circumstances, approve the Coors Proposals;

75. Should the Plan of Arrangement Resolution be adopted by the requisite majorities of the Molson Shareholders and the Coors Proposals be adopted by the requisite majorities of Coors Stockholders, Molson will present this Application for Final Order to this Court;

76. Molson Shareholders and other concerned persons will be provided with the Notice of Application for a Final Order filed herewith as **Exhibit R-3**, that will be sent as part of the Circular (Exhibit R-1 *en liasse*) at its Annex C;

H. ***CONCLUSION***

77. A Judge of the Superior Court, sitting in Chambers, has the jurisdiction to hear the Application for Interim Order *ex parte* and to dispense Molson of its obligation to notify any person other than the Director appointed under the ***CBCA***;

78. Coors, Exchangeco and Callco have been informed of the presentation of this Application;

79. The Director appointed under the CBCA has duly received notice of the present Application and accompanying documents in accordance with Section 192(5) of the CBCA. The Director has indicated to Molson that it did not intend to make any representations at the stage of the Interim Order. Copy of a letter addressed to Me Lorna J. Telfer, McCarthy Tétrault LLP, from the Director is communicated herewith as **Exhibit R-4**;

80. The information contained in Exhibit R-1 is confidential and must be safeguarded from disclosure since:

i) the information contained in Exhibit R-1 is not definitive, this Exhibit being documents in draft form;

ii) the partial or incomplete disclosure of the information contained in Exhibit R-1 could result in prejudice for Molson and the Molson Shareholders and the Molson Optionholders; and

iii) Molson therefore seeks an order that Exhibit R-1 filed into the Court record in the present proceedings be kept under seal and that access thereto by third parties, as well as disclosure, publication or dissemination thereof, be denied until the final version thereof has been sent to Molson Shareholders and Molson Optioholders in accordance with the terms of the Interim Order to be issued by this Honourable Court and posted on SEDAR;

81. Molson is entitled to ask that the Interim Order and the Final Order be executory notwithstanding appeal since the Combination Agreement provides that it may be terminated if the Plan of Arrangement is not completed by January 31, 2005 for any reason (Article 8.1) and thus, any delay could cause the termination of the Combination Agreement and of the merger transaction as a whole;

WHEREFORE, THE APPLICANT RESPECTFULLY PRAYS THIS COURT TO:

I. ON THE INTERIM ORDER APPLICATION:

GRANT the present Application for an Interim Order;

(a) As to the Meetings of the holders of Molson shares (the "Molson Shareholders") and of the holders of options to purchase Molson Class A non-voting shares (the "Molson Optionholders", together with the Molson Shareholders, the "Molson Securityholders")

AUTHORIZE AND DIRECT Molson to call, hold and conduct a Special Meeting of Molson Shareholders (the "**Special Meeting of Molson Shareholders**") on • 2004, in • , to, among other things, consider and, if deemed advisable, pass with or without variation, a resolution (the "**Plan of Arrangement Resolution**") approving the arrangement substantially in the same form set forth in the Plan of Arrangement as found at Annex D of the Circular, which is filed as Exhibit R-1 *en liasse* (the "**Plan of Arrangement**");

ORDER that the Special Meeting of Molson Shareholders shall be called, held and conducted in accordance with the Notice of Special Meeting of Molson Shareholders, Exhibit R-1 *en liasse*, the *CBCA*, Molson's articles and By-laws, subject to the terms of this Interim Order or any further order of this Court and, to the extent of any inconsistency or discrepancy between this Interim Order and Molson's articles and By-laws, this Interim Order shall govern;

AUTHORIZE AND DIRECT Molson to call, hold and conduct a meeting of Molson Optionholders (the "**Molson Optionholders Meeting**") on • 2004, in • , to consider and, if deemed advisable, pass with or without variation, a resolution (the "**Molson Optionholders Resolution**") approving those provisions of the Plan of Arrangement which reflect the exchange of the options to acquire Molson Class A non-voting shares (the "**Molson Options**") into options to acquire shares of Molson-Coors Class B Common Stock (the "**Molson Coors Options**");

ORDER that the Molson Optionholders Meeting shall be called, held and conducted in accordance with the Notice of Molson Optionholders Meeting, Exhibit R-1 *en liasse*, and the terms of this Interim Order or any further order of this Court and, to the extent of any inconsistency between this Interim Order and the terms of any instrument creating or governing or collateral to the Molson Options, this Interim Order shall govern;

(b) As to amendments and adjournment

ORDER that Molson is authorized to make such amendments, revisions or supplements to the Plan of Arrangement as it may determine, subject to the terms of the Combination Agreement as found at Annex B of the Circular (Exhibit R-1 *en liasse*) (the "**Combination Agreement**"), and without any additional notice to Molson Shareholders and Optionholders, the Plan of Arrangement as so amended, revised or supplemented shall be the Plan of Arrangement submitted to the Special Meeting of Molson Shareholders and to the Molson Optionholders Meeting and the subject of the Plan of Arrangement Resolution and of the Molson Optionholders Resolution as found at Annex A of the Circular (Exhibit R-1 *en liasse*);

DECLARE that Molson is authorized, if it is deemed advisable, to adjourn or postpone the Special Meeting of Molson Shareholders and/or the Molson Optionholders Meeting on one or more occasions, without the necessity of first convening this meeting or first obtaining any vote of, respectively, the Molson Shareholders or Molson Optionholders respecting the adjournment or postponement, subject to the terms of the Combination Agreement;

(c) As to the Notices of Meetings and other Material

DECLARE that the Notice of Application for a Final Order, the Notice of Special Meeting of Molson Shareholders, the Notice of Molson Optionholders Meeting, the Circular, the applicable

forms of Proxy and letters of Transmittal and Election Form in substantially the same form as found at Exhibits R-1 and R-3 and such other material as Molson may deem advisable (collectively referred to as the "**Meetings Material**") shall be sent by mail, delivery in person, recognized courier service or facsimile transmission to Molson Shareholders and to Molson Optionholders as recorded on the books of Molson at the close of business on • , the auditors of Molson and the Director appointed under the *CBCA* no later than 21 days prior to the date of each of the Special Meeting of Molson Shareholders or the Molson Optionholders Meeting;

DECLARE that Molson shall be entitled to incorporate by reference in the Circular as provided for in the Circular any quarterly report, material change report or press release or other continuous disclosure materials with respect to Molson or Coors, filed by Molson on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Authorities after the date of the Circular;

ORDER that the Meetings Material be deemed, for the purposes of this Interim Order, to have been received by the above-mentioned persons 3 days after delivery thereof to the post office, in the case of delivery in person or by facsimile transmission, upon delivery or transmission thereof; and in the case of delivery by courier, one business day after expedition by the courier;

DECLARE that the accidental failure or omission to give notice of the Special Meeting of Molson Shareholders or the notice of Molson Optionholders Meeting or the non-receipt of such notices shall not invalidate any resolutions passed or proceedings taken at, respectively, the Special Meeting of Molson Shareholders or the Molson Optionholders Meeting and shall not constitute a breach of this Interim Order;

DECLARE that Molson is authorized to use the English and French form of the Circular and its related materials, in substantially the form filed as Exhibit R-1 *en liasse*, subject to Molson's ability to insert dates and other information in the final form;

(d) As to the Voting by Molson Shareholders

DECLARE that during the Special Meeting of Molson Shareholders, Molson Shareholders will be asked to vote on the Plan of Arrangement Resolution;

DECLARE that Molson is authorized, at its expense, to solicit proxies, directly or through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as they may determine, subject to the terms of the Combination Agreement;

DECLARE that Molson may, in its discretion, generally define limits for the deposit of proxies by the Molson Shareholders, if it deems it advisable to do so;

ORDER that during the Special Meeting of Molson Shareholders the Molson Class A non-voting shares and the Molson Class B common shares vote separately, as a class, each shareholder being entitled to one vote for each share held;

DECLARE that, for the purpose of the vote on the Plan of Arrangement Resolution, the quorum for the Special Meeting of Molson Shareholders is fixed as follows:

i) the attendance in person or by proxy of holders of 25% of the outstanding Molson Class A non-voting shares; and

ii) the attendance in person or by proxy of holders of 25% of the outstanding Molson Class B common shares;

DECLARE that should this quorum not be present at the Special Meeting of Molson Shareholders, the said meeting would be adjourned to allow additional time for obtaining additional proxies or votes;

DECLARE that the vote required to pass and approve the Plan of Arrangement Resolution shall be the affirmative vote of not less than (i) 66⅔% of the votes cast at the Special Meeting of Molson Shareholders by holders of the Class A non-voting shares of Molson, voting as a class and (ii) 66⅔% of the votes cast at the Special Meeting of Molson Shareholders by holders of the Class B common shares of Molson, voting as a class;

DECLARE that the only persons entitled to vote on the Plan of Arrangement Resolution at the Special Meeting of Molson Shareholders shall be the Molson Shareholders as recorded on the books of Molson on November 22, 2004, at the close of business (the "**Record Date**");

(e) As to the voting by Molson Optionholders

ORDER that during the Molson Optionholders Meeting, the Molson Optionholders be asked to vote on the Molson Optionholders Resolution;

DECLARE that Molson is authorized, at its expense, to solicit proxies, directly or through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as they may determine, subject to the terms of the Combination Agreement;

DECLARE that Molson may, in its discretion, generally define limits for the deposit of proxies by Molson Optionholders, if it deems it advisable to do so;

ORDER that during the Molson Optionholders Meeting, a Molson Optionholder be entitled to one vote for each Molson Class A non-voting share that Molson Options would allow him to acquire regardless of whether such Molson Options are currently exercisable;

ORDER that, for the purpose of the vote on the Molson Optionholders Resolution, the quorum for the Molson Optionholders Meeting is fixed at holders of 25% of the outstanding Molson Options present in person or by proxy;

ORDER that should this quorum not be present at the Molson Optionholders Meeting, the said meeting be adjourned to allow additional time for obtaining additional proxies or votes;

ORDER that the vote required to pass and approve the Molson Optionholders Resolution be the affirmative vote of not less by 66⅔% of the Molson Optionsholders' votes cast at the Molson Optionholders Meeting;

DECLARE that the only persons entitled to vote on the Molson Optionholders Resolutions at the Molson Optionholders Meeting shall be the Molson Optionholders as recorded at the close of business on the Record Date;

(f) As to the Right of Dissent

DECLARE that the registered Molson Shareholders shall be entitled to exercise a right of dissent and appraisal in accordance with and in compliance with Section 190 of the ***CBCA*** as applied by the Interim Order and to seek fair value of their Molson Class A non-voting shares and Molson Class B common shares (excluding the value of the special dividend), provided that any holders of such shares who dissent (i) must have, as a condition precedent thereto, provide a written dissent notice objecting to the Plan of Arrangement to Molson no later than 5:00 p.m. (Montreal time), on the business day immediately preceding the Special Meeting of Molson Shareholders, and (ii) must otherwise strictly comply with Section 190 of the ***CBCA***. For the purpose of these

proceedings, the "Court" referred to in Section 190 of the *CBCA* means the Superior Court of the Province of Québec;

(g) As to the Application for Final Order

ORDER that subject to the approval of the Plan of Arrangement Resolution by Molson Shareholders, in the manner set forth in this Interim Order, Molson may apply to the Court to sanction the Plan of Arrangement by way of a final judgment (the "**Final Order**");

ORDER that this Application for Final Order be presented on December • , 2004, before the Superior Court of Québec, sitting in the Commercial Division in and for the District of Montréal, at the Montréal Courthouse, located at 1 Notre-Dame Street East in Montréal, Québec, at a room to be determined, at 2:15 p.m. or so soon thereafter as Counsel may be heard, or at any other date the Court may see fit;

ORDER that the mailing, delivery in person, recognized courier service or facsimile transmission of the Special Meeting Material including the Notice of Presentation of the Application for a Final Order and copy of the Interim Order as part of Annex C to the Circular (Exhibit R-1 *en liasse*), constitutes good and sufficient service of the Application for Final Order, and good and sufficient service of the Notice of Presentation of the Application for Final Order, to all Molson Securityholders, whether they reside within Québec or within another jurisdiction;

ORDER that Molson Securityholders and the Director appointed under the *CBCA* are the only persons entitled to receive service or any other form of notice of (i) the Application for Final Order and the Notice of Presentation of the Application for Final Order and (ii) any proceedings herein;

ORDER that any Molson Securityholder wishing to appear on the Application for Final Order shall:

(i) file an Appearance with the Superior Court of Québec's Registry and serve same on Molson's Counsel, McCarthy Tétrault LLP (c/o: Mtre. Gérald R. Tremblay C.M., Q.C.), on or before December • , 2004;

(ii) if such Appearance is with the view to contesting the Application for Final Order or to make representations in relation thereto, serve on Molson's Counsel, McCarthy Tétrault LLP (c/o: Mtre. Gérald R. Tremblay C.M., Q.C.), and file with the Superior Court of Québec's Registry, on or before December • , 2004, a written contestation supported, as to the facts, by affidavit(s) and exhibit(s) if any, failing which, the appearing person shall not be permitted to contest the application for Final Order;

ORDER that the proof of services of the Notice of Presentation of the Application for Final Order, of the Application for Final Order and of any other proceedings herein as the case may be, can be made by a detailed affidavit of one of Molson's employees;

(h) Confidentiality

ORDER that Exhibit R-1 be placed under seal in the Superior Court of Quebec's records by the Registry of this Court and that it not be disclosed, published or disseminated, directly or indirectly, until the final version thereof has been sent to Molson Securityholders and posted on SEDAR;

ORDER the Registrar/Special Clerk of this Court to deny access to Exhibit R-1 to the public until the final version thereof has been sent to Molson Securityholders and posted on SEDAR;

ORDER Molson to notify the Court forthwith immediately following the mailing to the Molson Shareholders and Molson Optionholders in accordance with the terms of the Interim Order to be issued by this Honourable Court and posting on SEDAR of the final version of Exhibit R-1;

(i) Miscellaneous

RENDER any other order that this Court deems appropriate in the circumstances;

DECLARE that Molson be entitled, at any time, to seek leave to vary this Interim Order;

DECLARE that this Interim Order is executory notwithstanding appeal;

II. ON THE FINAL ORDER APPLICATION:

GRANT the present Application for Final Order;

DECLARE the Plan of Arrangement duly adopted in accordance with the Interim Order;

DECLARE that such Plan of Arrangement conforms to the requirements of the ***CBCA***;

DECLARE that the Plan of Arrangement is fair and reasonable to Molson Securityholders;

ORDER that such Plan of Arrangement be and is hereby approved;

DECLARE that this Final Order is executory notwithstanding appeal;

THE WHOLE without cost unless contested.

MONTRÉAL, •, 2004

____

McCARTHY TÉTRAULT LLP
attorneys for Molson Inc.

PLAN OF ARRANGEMENT

The Plan of Arrangement excludes certain exhibits which have been previously filed by Adolph Coors Company with the U.S. Securities and Exchange Commission on a Current Report on Form 8-K/A, dated August 4, 2004, and by Molson Inc. with the securities commission or similar authority in each of the provinces and territories of Canada on a Material Change Report, dated July 30, 2004.

PLAN OF ARRANGEMENT
UNDER SECTION 192
OF THE *CANADA BUSINESS CORPORATIONS ACT*

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"**Affiliate**" has the meaning ascribed thereto in the *Securities Act* (Québec);

"**Arrangement**" means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with section 8.4 of the Combination Agreement or Article 6 hereof or made at the direction of the Court in the Final Order;

"**Arrangement Resolution**" means the special resolution of the holders of the Molson Shares to be considered at the Molson Meeting substantially in the form and content of Exhibit A-1 to the Combination Agreement;

"**Articles of Arrangement**" means the articles of arrangement of Molson in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made;

"**Business Day**" means any day on which commercial banks are generally open for business in Denver, Colorado and Montréal, Québec, other than a Saturday, a Sunday or a day observed as a holiday in Denver, Colorado under the laws of the State of Colorado or the federal laws of the United States of America or in Montréal, Québec under the laws of the Province of Québec or the federal laws of Canada;

"**Callco**" means Molson Coors Callco ULC, a Nova Scotia unlimited liability company existing under the laws of the Province of Nova Scotia, Canada, which, at the time of the consummation of the Arrangement, will be a direct or indirect wholly-owned subsidiary of Coors;

"**Canadian Resident**" means a resident of Canada for purposes of the ITA and includes a partnership any member of which is a resident of Canada for purposes of the ITA;

"**CBCA**" means the Canada Business Corporations Act, as amended;

"**Certificate**" means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed;

"**Circular**" means the notice of the Molson Meeting and accompanying management information circular, including all appendices thereto, to be sent to holders of Molson Shares and Molson Options in connection with the Molson Meeting;

"**Class A Exchangeable Shares**" means validly issued Class A Exchangeable Shares in the capital of Exchangeco, having substantially the rights, privileges, restrictions and conditions set out in the Exchangeable Share Provisions;

"**Class A Fraction**" means 126/360;

"**Class A Preferred Shares**" means validly issued non-voting Class A Preferred Shares in the capital of Exchangeco, having substantially the rights, privileges, restrictions and conditions set out in the Preferred Share Provisions;

"**Class B Exchangeable Shares**" means validly issued Class B Exchangeable Shares in the capital of Exchangeco, having substantially the rights, privileges, restrictions and conditions set out in the Exchangeable Share Provisions;

"**Class B Fraction**" means 234/360;

"**Class B1 Preferred Shares**" means validly issued non-voting Class B1 Preferred Shares in the capital of Exchangeco, having substantially the rights, privileges, restrictions and conditions set out in the Preferred Share Provisions;

"**Class B2 Preferred Shares**" means validly issued voting Class B2 Preferred Shares in the capital of Exchangeco, having substantially the rights, privileges, restrictions and conditions set out in the Preferred Shares Provisions;

"**Combination Agreement**" means the combination agreement made as of July 21, 2004 among Coors, Exchangeco and Molson, as amended, as of November 11, 2004 and as may be further amended, supplemented and/or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement;

"**Coors**" means Adolph Coors Company, a corporation existing under the laws of the State of Delaware and which will change its name to Molson Coors Brewing Company on the Effective Date, and any successor corporation thereto;

"**Coors Class A Common Stock**" means the Class A common stock, par value $0.01 in the capital of Coors;

"**Coors Class B Common Stock**" means the Class B common stock, par value $0.01 in the capital of Coors;

"**Coors Common Stock**" means, collectively, the Coors Class A Common Stock and Coors Class B Common Stock;

"**Corresponding Coors Common Stock**" means, with respect to a class of Exchangeable Shares, the class of Coors Common Stock set out opposite such class of Exchangeable Shares below:

Class of Coors Common Stock	Class of Exchangeable Shares
Coors Class A Common Stock	Class A Exchangeable Shares
Coors Class B Common Stock	Class B Exchangeable Shares

"**Court**" means the Superior Court of Quebec;

"**Currency Exchange Rate**" means the noon setting rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York;

"**Current Market Price**" has the meaning ascribed thereto in the Exchangeable Share Provisions;

"**Depositary**" means CIBC Mellon Trust Company at its offices set out in the Letter of Transmittal and Election Form;

"**Director**" means the Director appointed pursuant to section 260 of the CBCA;

"**Dissent Rights**" has the meaning ascribed thereto in section 3.1;

"**Dissenting Shareholder**" means a holder of Molson Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights;

"**Dividend Amount**" means an amount equal to and in satisfaction of all declared and unpaid dividends on an Exchangeable Share held by a holder on any dividend record date which occurred prior to the date of purchase of such share by Callco from such holder;

"**Drop Dead Date**" means January 31, 2005, or such later date as may be mutually agreed by the parties to the Combination Agreement;

"**Effective Date**" means the date shown on the Certificate, provided that such date occurs on or prior to the Drop Dead Date;

"**Effective Time**" means 12:01 a.m. (Montreal time) on the Effective Date;

"**Election Deadline**" means 5:00 p.m. (local time) at the place of deposit on the date which is two Business Days prior to the date of the Molson Meeting;

"**Exchange Ratio**" means 0.360;

"**Exchangeable Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which rights, privileges, restrictions and conditions shall be substantially as set out in Appendix I hereto;

"**Exchangeable Share Support Agreement**" means the agreement made between Coors, Callco and Exchangeco substantially in the form and content of Schedule E annexed to the Combination Agreement, with such changes thereto as the parties to the Exchangeable Share Support Agreement, acting reasonably, may agree, a copy of which is available from the secretary of Exchangeco;

"**Exchangeable Shares**" means, collectively, the Class A Exchangeable Shares and the Class B Exchangeable Shares;

"**Exchangeco**" means Molson Coors Canada Inc., a company existing under the laws of Canada and, immediately before the Effective Time, an indirect subsidiary of Coors;

"**Exchangeco Shares**" means, collectively, the Exchangeable Shares and the Preferred Shares;

"**Final Order**" means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed;

"**Government Entity**" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**holders**" means, when used with reference to the Molson Shares, the holders of Molson Shares shown from time to time in the register maintained by or on behalf of Molson in respect of the Molson Shares and, when used with reference to the Exchangeable Shares, means the holders of Exchangeable Shares shown from time to time in the register maintained by or on behalf of Exchangeco in respect of the Exchangeable Shares;

"**Interim Order**" means the interim order of the Court, as the same may be amended, in respect of the Arrangement, as contemplated by section 2.3 of the Combination Agreement;

"**ITA**" means the *Income Tax Act* (Canada), as amended, and the regulations thereunder, as amended, in each case, except as otherwise provided herein, as of the date hereof;

"**Letter of Transmittal and Election Form**" means the letter of transmittal and election form for use by holders of Molson Shares, in the form accompanying the Circular;

"**Liquidation Amount**" has the meaning ascribed thereto in the Exchangeable Share Provisions;

"**Liquidation Call Purchase Price**" has the meaning ascribed thereto in section 5.1(a);

"**Liquidation Call Right**" has the meaning ascribed thereto in section 5.1(a);

"**Liquidation Date**" has the meaning ascribed thereto in the Exchangeable Share Provisions;

"**Listing Time**" means the time, at or after the Effective Time, when the Exchangeable Shares and the Preferred Shares are unconditionally listed on the TSX;

"**Meeting Date**" means the date of the Molson Meeting;

"**Molson**" means Molson Inc., a corporation existing under the laws of Canada;

"**Molson Class A Shares**" means the Class A non-voting shares in the share capital of Molson;

"**Molson Class B Shares**" means the Class B common shares in the share capital of Molson;

"**Molson Meeting**" means the special meeting of holders of Molson Shares, including any adjournment thereof, to be called and held in accordance with the Interim Order to consider the Arrangement;

"**Molson Options**" means the options to purchase Molson Class A shares granted under the Molson Stock Option Plan, and being outstanding and unexercised on the Effective Date;

"**Molson Securityholders**" means, collectively, the holders of Molson Shares and Molson Options;

"**Molson Shares**" means, collectively, the Molson Class A Shares and Molson Class B Shares;

"**Molson Stock Option Plan**" means Molson's 1998 Canadian Stock Option Plan as revised on June 19, 2003 and June 22, 2004;

"**NYSE**" means the New York Stock Exchange, Inc.;

"**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Government Entity, syndicate or other entity, whether or not having legal status;

"**Preferred Shares**" means collectively, the Class A Preferred Shares, the Class B1 Preferred Shares and the Class B2 Preferred Shares;

"**Preferred Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Preferred Shares, which rights, privileges, restrictions and conditions are set out in Appendix II hereto;

"**Redemption Call Purchase Price**" has the meaning ascribed thereto in section 5.2(a);

"**Redemption Call Right**" has the meaning ascribed thereto in section 5.2(a);

"**Redemption Date**" has the meaning ascribed thereto in the Exchangeable Share Provisions;

"**Registered or Beneficial Canadian Resident**" means a holder of Molson Shares or shares of Exchangeco that is either (i) a Canadian Resident who holds such shares on its own behalf, or (ii) a Person who holds such shares on behalf of one or more Canadian Resident(s);

"**Replacement Option**" has the meaning ascribed thereto in section 2.2(i);

"**Special Class A Voting Share**" means the share of Special Class A Voting Stock of Coors, par value $0.01;

"**Special Class B Voting Share**" means the share of Special Class B Voting Stock of Coors, par value $0.01;

"**Stamp Taxes**" means all stamp, registration and transfer taxes and duties or their equivalents plus interest and penalties in respect thereof in all jurisdictions where such taxes and duties are payable as a result of any of the transactions contemplated by this Plan of Arrangement;

"**Transfer Agent**" has the meaning ascribed thereto in section 5.1(b);

"**Trustee**" means the trustee to be chosen by Coors and Molson, acting reasonably, to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

"**TSX**" means The Toronto Stock Exchange; and

"**Voting and Exchange Trust Agreement**" means an agreement to be made between Coors, Exchangeco and the Trustee in connection with the Plan of Arrangement substantially in the form and content of Exhibit E to the Combination Agreement, with such changes thereto as the parties to the Combination Agreement, acting reasonably, may agree.

1.2 Sections and Headings

The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to a section or an exhibit refers to the specified section of or exhibit to this Plan of Arrangement.

1.3 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing any gender include all genders.

ARTICLE 2

ARRANGEMENT

2.1 Binding Effect

This Plan of Arrangement, within the meaning of section 192 of the CBCA, will become effective at, and be binding at and after, the Effective Time on (i) Molson, (ii) Coors, Callco and Exchangeco, (iii) all holders and all beneficial owners of Molson Shares, (iv) all holders and all beneficial owners of Exchangeable Shares and Replacement Options from time to time, (v) all holders of Molson Options, and (vi) all holders and beneficial owners of Coors Class A Common Stock and Coors Class B Common Stock received in exchange for Preferred Shares or Exchangeable Shares or on the exercise of Replacement Options.

2.2 Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order (except that the issuance of Exchangeable Shares and Preferred Shares pursuant to section 2.2(b) and the entering into of the Exchangeable Share Support Agreement and Voting and

Exchange Trust Agreement pursuant to section 2.2(f) shall occur and be deemed to occur simultaneously) without any further act or formality:

(a) Molson shall be deemed to have declared a special dividend in the amount of Cdn.$3.26 per share to all holders of Molson Shares of record on the last trading day immediately prior to the Effective Time, the amount of which dividend shall be paid by Molson as of the Effective Time to the Transfer Agent on behalf of such shareholders. Molson shall cause the Transfer Agent to promptly deliver such dividend to such shareholders other than those holders who have exercised Dissent Rights and other than holders of Molson Shares who have waived participation in such dividend;

(b) the outstanding Molson Shares held by each holder of Molson Shares other than, (i) Molson Shares held by a holder who has exercised its Dissent Rights and is ultimately entitled to be paid the fair value of its Molson Shares (as determined in accordance with section 3.1), and (ii) Molson Shares held by Coors or any Affiliate thereof, shall be exchanged by the holder thereof with Exchangeco, for at the holder's option:

(1) in the case of Molson Class A Shares held by any holder,

(A) a number of Class B Exchangeable Shares (and certain ancillary rights) equal to the product of the total number of such Molson Class A Shares held by that holder multiplied by the Exchange Ratio, or

(B) any combination of (i) a number of Class B1 Preferred Shares together with the same number of Class B2 Preferred Shares, and (ii) a number of Class B Exchangeable Shares (and certain ancillary rights) as chosen by such holder in its validly completed and delivered Letter of Transmittal and Election Form, provided that the sum of the number of Class B1 Preferred Shares and the number of Class B Exchangeable Shares is equal to the product of the total number of such Molson Class A Shares held by that holder multiplied by the Exchange Ratio, or

(C) a number of Class B1 Preferred Shares together with the same number of Class B2 Preferred Shares, where such number is equal to the product of the total number of Molson Class A Shares held by that holder multiplied by the Exchange Ratio; and

(2) in the case of Molson Class B Shares held by any holder,

(A) a number of Class A Exchangeable Shares (and certain ancillary rights) equal to the product of the total number of Molson Class B Shares held by that holder multiplied by the Exchange Ratio multiplied by the Class A Fraction; *plus* a number of Class B Exchangeable Shares (and certain ancillary rights) equal to the product of the total number of Molson Class B Shares held by that holder multiplied by the Exchange Ratio multiplied by the Class B Fraction, or

(B) any combination of,

(i) a number of Class A Exchangeable Shares (and certain ancillary rights) and a number of Class A Preferred Shares as chosen by the holder in its validly completed and delivered Letter of Transmittal and Election Form, provided that the sum of the number of Class A Exchangeable Shares and the number of Class A Preferred Shares equals the product of the total number of Molson Class B Shares held by that holder multiplied by the Exchange Ratio multiplied by the Class A Fraction; *plus*

(ii) a number of Class B1 Preferred Shares together with the same number of Class B2 Preferred Shares, and a number of Class B Exchangeable Shares (and certain

ancillary rights), as chosen by the holder in its validly completed and delivered Letter of Transmittal and Election Form, provided that the sum of the number of Class B Exchangeable Shares and the number of Class B1 Preferred Shares equals the product of the total number of Molson Class B Shares held by that holder multiplied by the Exchange Ratio multiplied by the Class B Fraction; or

(C) a number of Class B1 Preferred Shares together with the same number of Class B2 Preferred Shares, where such number is equal to the product of the total number of Molson Class B Shares held by that holder multiplied by the Exchange Ratio multiplied by the Class B Fraction; *plus* a number of Class A Preferred Shares equal to the product of the total number of Molson Class B Shares held by that holder multiplied by the Exchange Ratio multiplied by the Class A Fraction,

the whole as set forth in the validly completed and delivered Letter of Transmittal and Election Form of the holder of Molson Shares, *provided that* notwithstanding the foregoing, only holders of Molson Shares who are Registered or Beneficial Canadian Residents shall be entitled to elect to receive in respect of any such Molson Shares the consideration described in (1)(A) and (1)(B) and (2)(A) and (2)(B) above, and (subject to sections 2.2(g) and (h)) the Molson Class A Shares and Molson Class B Shares of all other holders of Molson Shares (including any such holder electing to receive in respect of any of their Molson Shares the consideration described in (1)(A) and (1)(B) and (2)(A) and (2)(B) above) shall be deemed to have been transferred to Exchangeco solely in consideration for (respectively), (a) Class B1 Preferred Shares and Class B2 Preferred Shares pursuant to (1)(C) above (in the case of Molson Class A Shares), and (b) Class A Preferred Shares, Class B1 Preferred Shares and Class B2 Preferred Shares pursuant to (2)(C) above (in the case of Molson Class B Shares);

(c) the names of the holders of the Molson Shares transferred to Exchangeco in exchange for Exchangeable Shares pursuant to section 2.2(b) shall be removed from the applicable register of holders of Molson Shares and added to the applicable register of holders of Exchangeable Shares, and Exchangeco shall be recorded as the registered holder of the Molson Shares so exchanged and shall be deemed to be the legal and beneficial owner thereof;

(d) the names of the holders of the Molson Shares transferred to Exchangeco in exchange for Preferred Shares pursuant to section 2.2(b) shall be removed from the applicable register of holders of Molson Shares, and added to the applicable register of holders of Preferred Shares, and Exchangeco shall be recorded as the registered holder of the Molson Shares so transferred and shall be deemed to be the legal and beneficial owner thereof;

(e) for greater certainty, where a beneficial owner of Molson Shares of a class receives Exchangeco Shares of different classes or Exchangeco Shares of one or more classes and ancillary rights under section 2.2(b) in respect of the Molson Shares of such class, a *pro rata* portion of each Exchangeco Share of each such class and, as applicable, a pro rata portion of the ancillary rights so received by such beneficial owner in respect of those Molson Shares of such class will be allocated to each Molson Share of such class beneficially owned by that Person at the Effective Time, so that such beneficial owner will receive for each Molson Share of such class the same indivisible combination of Exchangeco Shares of each such class and, as applicable, ancillary rights as is received for every other Molson Share of such class of that beneficial owner at that time;

(f) coincident with the share exchanges set out in section 2.2(b), Coors, Callco and Exchangeco shall execute the Exchangeable Share Support Agreement and Coors, Exchangeco and the Trustee shall execute the Voting and Exchange Trust Agreement and Coors shall issue to and deposit with the Trustee the Special Voting Shares, in consideration of the payment to Coors of US$1.00, to be thereafter held of record by the Trustee as trustee for and on behalf of, and

for the use and benefit of, the holders of the Exchangeable Shares in accordance with the Voting and Exchange Trust Agreement. All rights of holders of Exchangeable Shares under the Voting and Exchange Trust Agreement shall be received by them as part of the property receivable by them under section 2.2(b) in exchange for the Molson Shares for which they were exchanged;

(g) each Molson Class A Share in respect of which a duly completed Letter of Transmittal and Election Form has not been deposited with the Depositary on or prior to the Election Deadline will be deemed to be subject to an election to receive (a) where the address of the holder of such Molson Class A Shares as shown in the register of Molson Class A Shares as of the close of business (Montreal time) on the day preceding the Effective Date is in Canada, the consideration set out in section 2.2(b)(1)(A) and (b) in all other cases, the consideration set out in section 2.2(b)(1)(C);

(h) each Molson Class B Share in respect of which a duly completed Letter of Transmittal and Election Form has not been deposited with the Depositary on or prior to the Election Deadline will be deemed to be subject to an election to receive (a) where the address of the holder of such Molson Class B Shares as shown in the register of Molson Class B Shares as of the close of business (Montreal time) on the day preceding the Effective Date is in Canada, the consideration set out in section 2.2(b)(2)(A) and (b) in all other cases, the consideration set out in section 2.2(b)(2)(C);

(i) each Molson Option shall be exchanged with Coors for a fully vested option (a "**Replacement Option**") to purchase a number of shares of Coors Class B Common Stock equal to the product of the Exchange Ratio multiplied by the number of Molson Class A Shares subject to such Molson Option. Such Replacement Option shall provide for an exercise price per share of Coors Class B Common Stock equal to the exercise price per share of such Molson Option immediately prior to the Effective Time divided by the Exchange Ratio. If the foregoing calculation results in a Replacement Option of a particular holder being exercisable for a total number of shares of Coors Class B Common Stock that includes a fraction of a share of Coors Class B Common Stock, then the total number of shares of Coors Class B Common Stock subject to such Replacement Option shall be rounded down to the next whole number of Coors Class B Common Stock and the total exercise price for the Replacement Option will be reduced by the exercise price of the fractional share of Coors Class B Common Stock. In addition, if required, the exercise price of each Replacement Option will be increased such that the excess, if any, of the aggregate fair market value of the shares of Coors Class B Common Stock subject to such Replacement Option immediately after the exchange over the aggregate exercise price under the Replacement Option does not exceed the excess, if any, of the aggregate fair market value of the Molson Class A Shares subject to the Molson Option immediately before the exchange over the aggregate exercise price under such Molson Option where all amounts are computed in Canadian dollars using the Currency Exchange Rate on the Effective Date. Subject to Appendix III hereto, the term to expiry, conditions to and manner of exercising, and all other terms and conditions of a Replacement Option will otherwise be unchanged, and any document or agreement previously evidencing a Molson Option shall thereafter evidence and be deemed to evidence such Replacement Option.

At the Listing Time, the holder of each outstanding Class A Preferred Share will transfer each such share to Callco in exchange for one fully paid and non-assessable share of Coors Class A Common Stock. The holder of each outstanding Class B1 Preferred Share and each outstanding Class B2 Preferred Share will transfer each such share to Callco in exchange for one fully paid and non-assessable share of Coors Class B Common Stock as the aggregate consideration receivable for one Class B1 Preferred Share plus one Class B2 Preferred Share. The names of the holders of the Preferred Shares transferred to Callco in exchange for Coors Common Stock shall be removed from

the applicable register of holders of each class of Preferred Shares and added to the applicable register of holders of the appropriate class of Coors Common Stock, and Callco shall be recorded as the registered holder of the Preferred Shares so exchanged and shall be deemed to be legal and beneficial owner thereof. Any fractional interest in a Class A Preferred Share or Class B1 Preferred Share and Class B2 Preferred Share will also be transferred to Callco in exchange for a fractional interest in a share of Coors Class A Common Stock or Coors Class B Common Stock, respectively, which will be dealt with as set forth in Section 4.4.

2.3 Elections

Each beneficial owner of Molson Shares who is a Canadian Resident, (other than any such owner who is exempt from tax under Part I of the ITA and, in the case of a partnership, all of the members of which who are residents of Canada are exempt from tax under Part I of the ITA), and who has validly elected (or for whom the holder has validly elected on such beneficial owner's behalf) to receive consideration that includes Exchangeable Shares shall be entitled to make an income tax election pursuant to subsection 85(1) of the ITA or, if the beneficial owner is a partnership, subsection 85(2) of the ITA (and in each case, where applicable, the corresponding provisions of any applicable provincial income tax legislation) with respect to the transfer of its Molson Shares to Exchangeco by providing two signed copies of the necessary prescribed election form(s) to Exchangeco within 75 days following the Effective Date, duly completed with the details of the number and class of Molson Shares transferred and the allocation of any Preferred Share received as consideration to the shares so transferred and the applicable agreed amounts (which, in respect of the transfer of Molson Class A Shares or Molson Class B Shares, cannot be less than the sum of the fair market values of the Preferred Shares and ancillary rights allocated to such Molson Shares) for the purposes of such elections. Thereafter, subject to the election form(s) being correct and complete and complying with the provisions of the ITA (or the corresponding provisions of any applicable provincial income tax legislation), the form(s) will be signed by Exchangeco and returned to such beneficial owner of Molson Shares within 45 days after the receipt thereof by Exchangeco for filing with the Canada Revenue Agency (or the applicable provincial taxing authority) by such beneficial owner. Exchangeco will not be responsible for the proper completion of any election form and, except for Exchangeco's obligation to sign and return duly completed election form(s) which are received by Exchangeco within 75 days of the Effective Date, within 45 days after the receipt thereof by Exchangeco, Exchangeco will not be responsible for any taxes, interest or penalties resulting from the failure by a beneficial owner of Molson Shares to properly complete or file the election form(s) in the form and manner and within the time prescribed by the ITA (or any applicable provincial income tax legislation). In its sole discretion, Exchangeco may choose to sign and return an election form received by Exchangeco more than 75 days following the Effective Date, but Exchangeco will have no obligation to do so. References in this Section to the ITA are to the ITA as of the date hereof and any modifications thereof which are consistent with the general principle thereof.

2.4 Adjustments to Exchange Ratios

The Exchange Ratios shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Coors Common Stock or Molson Shares other than stock dividends paid in lieu of ordinary course dividends), consolidation, reorganization, recapitalization or other like change with respect to Coors Common Stock or Molson Shares occurring after the date of the Combination Agreement and prior to the Effective Time.

ARTICLE 3

RIGHTS OF DISSENT

3.1 Rights of Dissent

Holders of Molson Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in section 190 of the CBCA and this section 3.1 (the "**Dissent Rights**") in connection with the Arrangement; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Molson not later than 5:00 p.m. (Montreal time) on the Business Day preceding the Molson Meeting. Holders of Molson Shares who duly exercise such rights of dissent and who:

(a) are ultimately determined to be entitled to be paid fair value for their Molson Shares shall be deemed to have transferred such Molson Shares to Exchangeco, to the extent the fair value therefor is paid by Exchangeco, and to Molson, to the extent the fair value therefor is paid by Molson, and, in the case of Molson Shares so transferred to Molson such shares shall be cancelled as of the Effective Date; or

(b) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Molson Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Molson Shares and shall receive the appropriate Exchangeable Shares or Preferred Shares that are in turn exchanged for shares of Coors Common Stock on the basis determined in accordance with sections 2.2(g) and 2.2(h), and the post-amble to section 2.2 as well as the amount of the special dividend payable to such shareholders pursuant to section 2.2(a),

but in no case shall Coors, Exchangeco, Callco, Molson or any other Person be required to recognize such holders as holders of Molson Shares after the Effective Time, and the names of such holders of Molson Shares shall be deleted from the registers of holders of Molson Shares at the Effective Time.

Molson shall pay to holders of Molson Shares who have duly exercised their rights of dissent and who are ultimately determined to be entitled to be paid fair value for their Molson Shares any special dividend payable to such shareholders pursuant to section 2.2(a) on the date that such shareholders are required to be paid the fair value for their Molson Shares. For the purposes of determining "fair value" pursuant to section 190 of the CBCA payable to such holders, the Court shall exclude the amount of the special dividend from the fair value of the shares otherwise determined thereunder.

ARTICLE 4

CERTIFICATES AND FRACTIONAL SHARES

4.1 Issuance of Certificates Representing Exchangeable Shares

At or promptly after the Effective Time, Exchangeco shall deposit with the Depositary, for the benefit of the holders of Molson Shares who will receive Exchangeable Shares in connection with the Arrangement, certificates representing that number of whole Exchangeable Shares to be delivered pursuant to section 2.2 upon the exchange of Molson Shares. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented Molson Shares that were exchanged for, or for consideration that includes, Exchangeable Shares under the Arrangement, together with such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificate under the CBCA and the by-laws of Molson, and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a certificate representing that number (rounded down to

the nearest whole number) of the appropriate class of Exchangeable Shares which such holder has the right to receive (together with any certificates representing Coors Common Stock pursuant to section 4.2, any dividends or distributions with respect thereto pursuant to section 4.3 and any cash in respect of a fractional interest in a share pursuant to section 4.4, in each case less any amounts withheld pursuant to section 4.7 hereof), and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Molson Shares that is not registered in the transfer records of Molson, a certificate representing the proper number of Exchangeable Shares may be issued to the transferee if the certificate representing such Molson Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this section 4.1, each certificate which immediately prior to the Effective Time represented Molson Shares that were exchanged for, or for consideration that includes, Exchangeable Shares shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) the certificate representing Exchangeable Shares as contemplated by this section 4.1, (ii) the certificate representing any shares of Coors Common Stock the holder is entitled to pursuant to section 4.2, (iii) a cash payment in respect of any fractional interest in a share as contemplated by section 4.4 and (iv) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to such shares as contemplated by section 4.3, in each case less any amounts withheld pursuant to section 4.7.

4.2 Certificates Representing Preferred Shares and Coors Common Stock

At or promptly after the Effective Time, Exchangeco shall deposit with the Depositary, for the benefit of the holders of Molson Shares who will receive Preferred Shares (including any fractional interest in a Preferred Share) in connection with the Arrangement, global certificates representing that number of Class A Preferred Shares and that number of Class B1 Preferred Shares and Class B2 Preferred Shares to be delivered to holders of Molson Shares pursuant to section 2.2 upon the exchange of Molson Shares. At or promptly after the Listing Time, (i) the Depositary (on behalf of the holders of such Preferred Shares) will deliver such global certificates to Callco, (ii) the Depositary (on behalf of Exchangeco) will cancel such global certificates and deliver to Callco new certificates representing that number of Class A Preferred Shares and that number of Class B1 Preferred Shares and Class B2 Preferred Shares transferred by former holders of Molson Shares to Callco pursuant to section 2.2, and (iii) Callco shall deposit (or shall cause Coors to deposit) with the Depositary, for the benefit of the holders of Class A Preferred Shares, Class B1 Preferred Shares and Class B2 Preferred Shares that are transferred to Callco for Coors Class A Common Stock and Coors Class B Common Stock in connection with the Arrangement, certificates representing that number of whole shares of Coors Class A Common Stock and that number of whole shares of Coors Class B Common Stock to be delivered pursuant to section 2.2 upon the exchange of Preferred Shares for Coors Common Stock. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Molson Shares that were exchanged for, or for consideration that includes, Preferred Shares that were in turn exchanged for shares of Coors Common Stock under the Arrangement, together with such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificate under the CBCA and the Articles and by-laws of Molson, and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a certificate representing that number of shares of the appropriate class of Coors Common Stock which such holder has the right to receive in exchange for Preferred Shares (together with any certificates representing Exchangeable Shares pursuant to section 4.1, any dividends or distributions with respect thereto pursuant to section 4.3 and any cash in respect of a fractional interest in a share pursuant to section 4.4, in each case less any amounts withheld pursuant to section 4.7 hereof), and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Molson Shares which is not registered in the

transfer records of Molson, a certificate representing the proper number of shares of Coors Common Stock may be issued to the transferee if the certificate representing such Molson Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this section 4.2, each certificate which immediately prior to the Effective Time represented one or more outstanding Molson Shares that were exchanged for, or for consideration that includes, Preferred Shares that were in turn exchanged for shares of Coors Common Stock shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) the certificate representing the shares of the appropriate class of Coors Common Stock received in exchange for Preferred Shares as contemplated by this section 4.2, (ii) the certificate representing any Exchangeable Shares the holder is entitled to pursuant to section 4.1, (iii) a cash payment in respect of a fractional interest in a share as contemplated by section 4.4 and (iv) any dividends or distributions with a record date after the Listing Time theretofore paid or payable with respect to such shares as contemplated by section 4.3, in each case less any amounts withheld pursuant to section 4.7.

4.3 Distributions with Respect to Unsurrendered Certificates

No dividends or other distributions declared or made after the Effective Time with respect to Exchangeable Shares, Preferred Shares or Coors Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Molson Shares that were exchanged pursuant to section 2.2, and no cash payment in respect of a fractional interest in a share shall be paid to any such holder pursuant to section 4.4 and no interest shall be earned or payable on these proceeds, unless and until the holder of such certificate shall surrender such certificate in accordance with section 4.1 or 4.2. Subject to applicable law, at the time of such surrender of any such certificate (or, in the case of clause (iii) below, at the appropriate payment date), there shall be paid to the holder of the certificates previously representing Molson Shares, without interest, (i) the amount of any cash payable in respect of a fractional interest in an Exchangeable Share or share of Coors Common Stock to which such holder is entitled pursuant to section 4.4, (ii) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Exchangeable Shares or after the Listing Time theretofore paid with respect to Coors Common Stock, as the case may be, to which such holder is entitled pursuant hereto and (iii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time or after the Listing Time, as the case may be, but prior to surrender and a payment date subsequent to surrender payable with respect to such Exchangeable Shares or Coors Common Stock, as the case may be.

4.4 No Fractional Shares

No certificates representing fractional Exchangeable Shares shall be issued upon the surrender for exchange of certificates pursuant to section 4.1 and no dividend, stock split or other change in the capital structure of Exchangeco shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of Exchangeco. Each Person otherwise entitled to a fractional interest in an Exchangeable Share or a fractional interest in a share of Coors Common Stock upon the exchange of a fractional interest in a Preferred Share will be entitled to receive a cash payment equal to such Person's pro rata portion of the net proceeds after expenses received by the Depositary upon the sale of whole shares representing an accumulation of all fractional interests in Exchangeable Shares or shares of Coors Common Stock, to which all such Persons would otherwise be entitled. The Depositary will sell such Exchangeable Shares by private sale (including by way sale through the facilities of any stock exchange upon which the Exchangeable Shares are then listed) as soon as reasonably practicable following the Effective Date. The aggregate net proceeds after expenses of such sale will be distributed by the Depositary, pro rata in relation to the respective fractions, among Persons otherwise entitled to receive fractional interests in Exchangeable

Shares. The Depositary will sell such shares of Coors Common Stock on the TSX, or if the shares of Coors Common Stock are not listed on the TSX, on the NYSE as soon as reasonably practicable following the Effective Date. The aggregate net proceeds after expenses of such sale will be distributed by the Depositary, pro rata in relation to the respective fractions, among Persons otherwise entitled to receive fractional interests in shares of Coors Common Stock.

A holder of an Exchangeable Share shall not be entitled to any fraction of a share of Coors Common Stock upon the exercise by Callco of the Liquidation Call Right or the Redemption Call Right and no certificate representing any such fractional interest shall be issued and such holder otherwise entitled to a fractional interest will receive for such fractional interest from Callco or Coors, as the case may be, on the designated payment date a cash payment equal to such fractional interest multiplied by the Coors Trading Price.

4.5 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Molson Shares that were exchanged pursuant to section 2.2 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, any cash pursuant to section 4.4 and/or one or more certificates representing one or more Exchangeable Shares or shares of Coors Common Stock (and any dividends or distributions with respect thereto) deliverable in accordance with such holder's Letter of Transmittal and Election Form. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing Exchangeable Shares or shares of Coors Common Stock are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Exchangeco, Coors and their respective Transfer Agents in such sum as Exchangeco or Coors may direct or otherwise indemnify Exchangeco and Coors in a manner satisfactory to Exchangeco and Coors against any claim that may be made against Exchangeco or Coors with respect to the certificate alleged to have been lost, stolen or destroyed.

4.6 Extinction of Rights

Any certificate which immediately prior to the Effective Time represented outstanding Molson Shares that were exchanged pursuant to section 2.2 that is not deposited with all other instruments required by section 4.1 or 4.2 on or prior to the date of the notice referred to in section 7.2 of the Exchangeable Share Provisions, or that were transferred to Exchangeco or Molson, as applicable, pursuant to section 3.1(a), shall cease to represent a claim or interest of any kind or nature as a shareholder of Exchangeco or Coors. On such date, the Exchangeable Shares or shares of Coors Common Stock (or cash in respect of fractional interests therein, as provided in section 4.4) to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Exchangeco or Coors, as the case may be, together with all entitlements to dividends, distributions and interest in respect thereof held for such former holder. None of Molson, Coors, Exchangeco, Callco or the Depositary shall be liable to any person in respect of any Coors Common Stock or Exchangeable Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

4.7 Withholding Rights

Molson, Exchangeco, Callco, Coors and the Depositary shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Molson Shares, Preferred Shares, Coors Common Stock or Exchangeable Shares such amounts as Molson, Exchangeco, Callco, Coors or the Depositary is (i) required to deduct and withhold with respect to such payment under the

ITA, the United States *Internal Revenue Code of 1986* or any provision of provincial, state, local or foreign tax law, in each case, as amended or succeeded, or (ii) entitled to deduct and withhold under section 116 of the ITA or any corresponding provisions of provincial law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or entitled to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Molson, Exchangeco, Callco, Coors and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Molson, Exchangeco, Callco, Coors or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement or entitlement and Molson, Exchangeco, Callco, Coors or the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale, provided however that nothing in this section 4.7 shall reduce Exchangeco's obligations under section 6.1(h) of the Combination Agreement or section 3.2 of the Exchangeable Share Provisions. References in this section to the ITA are to the ITA as amended from time to time.

ARTICLE 5

CERTAIN RIGHTS OF CALLCO TO ACQUIRE EXCHANGEABLE SHARES

5.1 Callco Liquidation Call Right

(a) Callco shall have the overriding right (the "**Liquidation Call Right**"), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of Exchangeco pursuant to Article 5 of the Exchangeable Share Provisions, to purchase from all but not less than all of the holders of Exchangeable Shares (other than any holder of Exchangeable Shares which is Coors or an affiliate of Coors) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder on payment by Callco of an amount per share (the "**Liquidation Call Purchase Price**") equal to the sum of, (i) the Current Market Price of a share of Corresponding Coors Common Stock on the last Business Day prior to the Liquidation Date, which shall be satisfied in full by Callco causing to be delivered to such holder one share of Corresponding Coors Stock, plus (ii) any Dividend Amount. In the event of the exercise of the Liquidation Call Right by Callco, each holder shall be obligated to sell all the Exchangeable Shares held by the holder to Callco on the Liquidation Date on payment by Callco to the holder of the Liquidation Call Purchase Price for each such share, and Exchangeco shall have no obligation to pay any Liquidation Amount to the holders of such shares so purchased by Callco.

(b) To exercise the Liquidation Call Right, Callco must notify Exchangeco's Transfer Agent (the "**Transfer Agent**"), as agent for the holders of Exchangeable Shares, and Exchangeco of Callco's intention to exercise such right at least 60 days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding-up of Exchangeco and at least five Business Days before the Liquidation Date in the case of an involuntary liquidation, dissolution or winding-up of Exchangeco. The Transfer Agent will notify the holders of Exchangeable Shares as to whether or not Callco has exercised the Liquidation Call Right forthwith after the expiry of the period during which the same may be exercised by Callco. If Callco exercises the Liquidation Call Right, then on the Liquidation Date, Callco will purchase and the holders will sell all of the Exchangeable Shares then outstanding for a price per share equal to the Liquidation Call Purchase Price.

(c) For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, Callco shall deposit or cause to be delivered with the Transfer Agent,

on or before the Liquidation Date, certificates representing the aggregate number of shares of Coors Common Stock deliverable by Callco and a cheque or cheques of Callco payable at par at any branch of the bankers of Callco representing the aggregate Dividend Amount, if any, in payment of the total Liquidation Call Purchase Price for all holders of Exchangeable Shares (other than Coors and its affiliates), less any amounts withheld pursuant to section 4.7 hereof. Provided that Callco has complied with the immediately preceding sentence, on and after the Liquidation Date each holder of Exchangeable Shares (other than Coors and its affiliates) shall cease to be a holder of Exchangeable Shares, and the rights of each holder of Exchangeable Shares (other than Coors and its affiliates) will be limited to receiving, without interest, such holder's proportionate part of the total Liquidation Call Purchase Price payable by Callco upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the shares of Coors Common Stock to which it is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents, instruments and payments (including without limitation Stamp Taxes) as may be required to effect a transfer of Exchangeable Shares under the CBCA and the articles and by-laws of Exchangeco and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of Callco shall deliver or cause to be delivered to such holder, certificates representing the shares of Coors Common Stock to which the holder is entitled and a cheque or cheques of Callco payable at par at any branch of the bankers of Callco in payment of the remaining portion, if any, of the total Liquidation Call Purchase Price, less any amounts withheld pursuant to section 4.7 hereof. For greater certainty, if Callco does not exercise the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by Exchangeco in connection with the liquidation, dissolution or winding-up of Exchangeco pursuant to Article 5 of the Exchangeable Share Provisions.

5.2 Callco Redemption Call Right

In addition to Callco's rights contained in the Exchangeable Share Provisions, including, without limitation, the Retraction Call Right (as defined in the Exchangeable Share Provisions), Callco shall have the following rights in respect of the Exchangeable Shares:

(a) Callco shall have the overriding right (the "**Redemption Call Right**"), notwithstanding the proposed redemption of the Exchangeable Shares by Exchangeco pursuant to Article 7 of the Exchangeable Share Provisions, to purchase from all but not less than all of the holders of Exchangeable Shares (other than any holder of Exchangeable Shares which is Coors or an affiliate of Coors) on the Redemption Date all but not less than all of the Exchangeable Shares held by each such holder on payment by Callco to each holder of an amount per Exchangeable Share (the "**Redemption Call Purchase Price**") equal to the sum of, (i) the Current Market Price of a share of Corresponding Coors Common Stock on the last Business Day prior to the Redemption Date, which shall be satisfied in full by Callco causing to be delivered to such holder one share of Corresponding Coors Stock, plus (ii) any Dividend Amount. In the event of the exercise of the Redemption Call Right by Callco, each holder shall be obligated to sell all the Exchangeable Shares held by the holder to Callco on the Redemption Date on payment by Callco to the holder of the Redemption Call Purchase Price for each such share, and Exchangeco shall have no obligation to redeem, or to pay any Dividend Amount in respect of, such shares so purchased by Callco.

(b) To exercise the Redemption Call Right, Callco must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and Exchangeco of Callco's intention to exercise such right at least 60 days before the Redemption Date. The Transfer Agent will notify the holders of the Exchangeable Shares as to whether or not Callco has exercised the Redemption Call Right forthwith after the expiry of the period during which the same may be exercised by Callco. If Callco exercises the Redemption Call Right, on the Redemption Date Callco will purchase and the holders will sell all of the Exchangeable Shares then outstanding for a price per share equal to the Redemption Call Purchase Price.

(c) For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, Callco shall deposit or cause to be deposited with the Transfer Agent, on or before the Redemption Date, certificates representing the aggregate number of shares of Corresponding Coors Common Stock deliverable by Callco and a cheque or cheques of Callco payable at par at any branch of the bankers of Callco representing the aggregate Dividend Amount, if any, in payment of the total Redemption Call Purchase Price, less any amounts withheld pursuant to section 4.7 hereof. Provided that Callco has complied with the immediately preceding sentence, on and after the Redemption Date each holder of Exchangeable Shares (other than Coors and its affiliates) shall cease to be a holder of Exchangeable Shares, and the rights of each holder of Exchangeable Shares will be limited to receiving such holder's proportionate part of the total Redemption Call Purchase Price payable by Callco upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Redemption Date be considered and deemed for all purposes to be the holder of the shares of Corresponding Coors Common Stock to which it is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA, and the articles and by-laws of Exchangeco and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of Callco shall deliver to such holder, certificates representing the shares of Corresponding Coors Common Stock to which the holder is entitled and a cheque or cheques of Callco payable at par at any branch of the bankers of Callco in payment of the remaining portion, if any, of the total Redemption Call Purchase Price, less any amounts withheld pursuant to section 4.7 hereof. If Callco does not exercise the Redemption Call Right in the manner described above, on the Redemption Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the redemption price otherwise payable by Exchangeco in connection with the redemption of the Exchangeable Shares pursuant to Article 7 of the Exchangeable Share Provisions.

ARTICLE 6

AMENDMENTS

6.1 Amendments to Plan of Arrangement

(a) Notwithstanding the approval of this Plan of Arrangement at the Molson Meeting by the required majorities of holders of Molson Shares, if the holders of Molson Options at the Molson Meeting do not approve a special resolution adopting section 2.2(i) of this Plan of Arrangement, this Plan of Arrangement shall be amended by deleting section 2.2(i).

(b) Molson reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by

Coors, (iii) filed with the Court and, if made following the Molson Meeting, approved by the Court and (iv) communicated to holders of Molson Shares and, in the case of an amendment, modification or supplement of section 2.2(i) other than as contemplated by section 6.1(a), holders of Molson Options, in each case, if and as required by the Court.

(c) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Molson at any time prior to the Molson Meeting (provided that Coors shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Molson Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(d) Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Molson Meeting shall be effective only if (i) it is consented to by each of Molson and Coors and (ii) if required by the Court, it is consented to by holders of the Molson Shares and, in the case of an amendment, modification or supplement on section 2.2(i) other than as contemplated by section 6.1(a), holders of Molson Options, in each case, voting in the manner directed by the Court.

(e) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Coors, provided that it concerns a matter which, in the reasonable opinion of Coors, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of Molson Shares or Molson Options.

ARTICLE 7

FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement, within the meaning of section 192 of the CBCA and, in particular, that the share exchanges, within the meaning of section 192(1)(f), shall become effective in accordance with section 192(8) of the CBCA, without any further act or formality, each of the parties to the Combination Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

APPENDIX I
TO
ANNEX D

FORM OF EXCHANGEABLE SHARE PROVISIONS

PROVISIONS ATTACHING TO THE EXCHANGEABLE SHARES OF MOLSON COORS CANADA INC.

The Class A Exchangeable Shares and Class B Exchangeable Shares shall have the following rights, privileges, restrictions and conditions:

ARTICLE 1

INTERPRETATION

1.1 For the purposes of these share provisions:

"**Affiliate**" has the meaning ascribed thereto in the *Securities Act* (Québec);

"**Arrangement**" means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, to which plan these share provisions are attached as Appendix I, subject to any amendments or variations thereto made in accordance with Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

"**Board of Directors**" means the Board of Directors of the Corporation;

"**Business Day**" means any day on which commercial banks are generally open for business in Montréal, Québec and Denver, Colorado, other than a Saturday, a Sunday or a day observed as a holiday in Montréal, Québec or Denver, Colorado;

"**Callco**" means Molson Coors Callco ULC, a Nova Scotia unlimited liability company and being a direct or indirect wholly-owned subsidiary of Coors;

"**Callco Call Notice**" has the meaning ascribed thereto in section 6.3 of these share provisions;

"**Canadian Dollar Equivalent**" means in respect of an amount expressed in a currency other than Canadian dollars (the "**Foreign Currency Amount**") at any date the product obtained by multiplying:

(a) the Foreign Currency Amount by,

(b) the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such spot exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the Board of Directors to be appropriate for such purpose;

"**CBCA**" means *Canada Business Corporations Act*, as amended;

"**Class A Exchangeable Shares**" means the Class A non-voting exchangeable shares having the rights, privileges, restrictions and conditions set forth herein;

"**Class A Non-Voting Shares**" means Class A non-voting shares in the capital of the Corporation;

"**Class A Preferred Shares**" means Class A preferred shares in the share capital of the Corporation;

"**Class B Exchangeable Shares**" means the Class B non-voting exchangeable shares having the rights, privileges, restrictions and conditions set forth herein;

"**Class B1 Preferred Shares**" means Class B1 preferred shares in the share capital of the Corporation;

"**Class B2 Preferred Shares**" means Class B2 preferred shares in the share capital of the Corporation;

"**Class B Subordinated Voting Shares**" means Class B subordinated voting shares in the capital of the Corporation;

"**Class C Preferred Shares**" means Class C preferred shares in the share capital of the Corporation;

"**Class C Restricted Voting Shares**" means Class C restricted voting shares in the capital of the Corporation;

"**Class D Preferred Shares**" means Class D preferred shares in the share capital of the Corporation;

"**Combination Agreement**" means the agreement made as of July 21, 2004 between Molson Inc., Coors Canada Inc. and Coors, as amended, supplemented and/or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement;

"**Common Shares**" means the Class A Non-Voting Shares, Class B Subordinated Voting Shares and Class C Restricted Voting Shares in the capital of the Corporation;

"**Coors**" means Adolph Coors Company, a corporation incorporated under the laws of the State of Delaware and which will change its name to Molson Coors Brewing Company on the Effective Date, and any successor corporation thereto;

"**Coors Class A Common Stock**" means the Coors Class A common stock, par value of $0.01 and any shares into which such securities may be changed;

"**Coors Class B Common Stock**" means the Coors Class B common stock, par value of $0.01 and any shares into which such securities may be changed;

"**Coors Common Stock**" means shares of Coors Class A Common Stock and Coors Class B Common Stock;

"**Coors Dividend Declaration Date**" means the date on which the Board of Directors of Coors declares any dividend on the Corresponding Coors Common Stock;

"**Corporation**" means Molson Coors Canada Inc., a corporation incorporated under the CBCA;

"**Corresponding Exchangeable Shares**" means, with respect to a class of Coors Common Stock, the class of Exchangeable Shares set out opposite such class of Coors Common Stock below:

Class of Coors Common Stock	Class of Exchangeable Shares
Coors Class A Common Stock	Class A Exchangeable Shares
Coors Class B Common Stock	Class B Exchangeable Shares

and "**Corresponding Coors Common Stock**", "**Corresponding Coors Share**", "**Corresponds**" and "**Corresponding**" shall have correlative meanings;

"**Current Market Price**" means, in respect of a Corresponding Coors Share on any date, the Canadian Dollar Equivalent of the average of the closing bid and asked prices of Corresponding Coors Common Stock during a period of 20 consecutive trading days ending not more than three trading days before such date on the NYSE, or, if the Corresponding Coors Common Stock are not then listed on the NYSE, on such other stock exchange or automated quotation system on which the shares of Corresponding Coors Common Stock are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of the Corresponding

Coors Common Stock during such period does not create a market which reflects the fair market value of a share of Corresponding Coors Common Stock, then the Current Market Price of a share of Corresponding Coors Common Stock shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding;

"**Director**" means the Director appointed pursuant to section 260 of the CBCA;

"**Dividend Amount**" means an amount equal to and in satisfaction of all declared and unpaid dividends on an Exchangeable Share held by a holder on any dividend record date which occurred prior to the date of purchase of such shares by Callco from such holder;

"**Drop Dead Date**" means January 31, 2005, or such later date as may be mutually agreed by the parties to the Combination Agreement;

"**Effective Date**" means the date shown on the certificate of arrangement to be issued by the Director under the CBCA giving effect to the Arrangement provided that such date occurs on or prior to the Drop Dead Date;

"**Exchangeable Shares**" mean the Class A Exchangeable Shares and the Class B Exchangeable Shares;

"**Exchangeable Share Support Agreement**" means the agreement made between Coors, Callco and the Corporation substantially in the form and content of Schedule E annexed to the Combination Agreement, with such changes thereto as the parties to the Exchangeable Share Support Agreement, acting reasonably, may agree, a copy of which is available from the secretary of the Corporation;

"**Governmental Entity**" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**holder**" means, when used with reference to the Exchangeable Shares, the holders of Exchangeable Shares shown from time to time in the register maintained by or on behalf of the Corporation in respect of the Exchangeable Shares;

"**ITA**" means the *Income Tax Act* (Canada), as amended, and the regulations thereunder, as amended, in each case, except as otherwise provided herein, as of the Effective Date;

"**Liquidation Amount**" has the meaning ascribed thereto in section 5.1 of these share provisions;

"**Liquidation Call Purchase Price**" has the meaning ascribed thereto in section 5.4 of these share provisions;

"**Liquidation Call Right**" has the meaning ascribed thereto in section 5.4 of these share provisions;

"**Liquidation Date**" has the meaning ascribed thereto in section 5.1 of these share provisions;

"**NYSE**" means the New York Stock Exchange, Inc.;

"**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"**Plan of Arrangement**" means the plan of arrangement substantially in the form and content of Exhibit B annexed to the Combination Agreement and any amendments or variations thereto made in accordance with section 6.1 of the Combination Agreement or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

"**Preferred Shares**" means, collectively, the Class A Preferred Shares, Class B1 Preferred Shares, Class B2 Preferred Shares, Class C Preferred Shares and Class D Preferred Shares in the share capital of the Corporation;

"**Purchase Price**" has the meaning ascribed thereto in section 6.3 of these share provisions;

"**Redemption Call Purchase Price**" has the meaning ascribed thereto in section 7.4 of these share provisions;

"**Redemption Call Right**" has the meaning ascribed thereto in section 7.4 of these share provisions;

"**Redemption Date**" means for any class of Exchangeable Shares the date, if any, established by the Board of Directors for the redemption by the Corporation of all but not less than all of the outstanding Exchangeable Shares pursuant to Article 7 of these share provisions, which date shall be no earlier than • , 2044, unless, in the case of the Class A Exchangeable Shares, there are outstanding fewer than 5% of actual number of Class A Exchangeable Shares to be issued pursuant to the Plan of Arrangement as determined at the Effective Date outstanding (other than Class A Exchangeable Shares held by Coors and its Affiliates), or in the case of the Class B Exchangeable Shares, there are outstanding fewer than 5% of actual number of Class B Exchangeable Shares to be issued pursuant to the Plan of Arrangement as determined at the Effective Date (other than Class B Exchangeable Shares held by Coors and its Affiliates), and in both cases as such numbers of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision or consolidation of or stock dividend on the Exchangeable Shares, any issue or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Exchangeable Shares), in which case the Board of Directors may accelerate such redemption date for the applicable class of Exchangeable Shares to such date prior to • , 2044, as they may determine, upon at least 90 days' prior written notice to the registered holders of the Exchangeable Shares and the Trustee.

"**Redemption Price**" has the meaning ascribed thereto in section 7.1 of these share provisions;

"**Restricted Shares**" means, collectively, the Class A Non-Voting Shares, Class B Subordinated Voting Shares and Class C Restricted Voting Shares in the capital of the Corporation;

"**Retracted Shares**" has the meaning ascribed thereto in section 6.1(a) of these share provisions;

"**Retraction Call Right**" has the meaning ascribed thereto in section 6.1(c) of these share provisions;

"**Retraction Date**" has the meaning ascribed thereto in section 6.1(b) of these share provisions;

"**Retraction Price**" has the meaning ascribed thereto in section 6.1 of these share provisions;

"**Retraction Request**" has the meaning ascribed thereto in section 6.1 of these share provisions;

"***Securities Act* (Ontario)**" means the *Securities Act* (Ontario) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time;

"***Securities Act* (Québec)**" means the *Securities Act* (Québec) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time;

"**Stamp Taxes**" means all stamp, registration and transfer taxes and duties or their equivalents plus interest and penalties in respect thereof in all jurisdictions where such taxes and duties are payable;

"**Transfer Agent**" means CIBC Mellon Trust Company or such other Person as may from time to time be appointed by the Corporation as the registrar and transfer agent for the Exchangeable Shares;

"**Trustee**" means CIBC Mellon Trust Company or such other trustee chosen by Molson Inc. and Coors, acting reasonably, to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

"**TSX**" means the Toronto Stock Exchange; and

"**Voting and Exchange Trust Agreement**" means the agreement made between Coors, the Corporation and the Trustee in connection with the Plan of Arrangement substantially in the form and content of Exhibit E annexed to the Combination Agreement with such changes thereto as the parties to the Combination Agreement, acting reasonably, may agree.

ARTICLE 2

RANKING OF EXCHANGEABLE SHARES

2.1 The Class A Exchangeable Shares and Class B Exchangeable Shares shall rank *pari passu* and shall be entitled, subject to the prior rights of the holders of any shares of the Corporation which by their terms rank senior to the Exchangeable Shares, to a preference over the Restricted Shares, Preferred Shares and any other shares ranking junior to the Exchangeable Shares with respect to the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation, among its shareholders for the purpose of winding up its affairs.

2.2 The Restricted Shares, subject to the prior rights of any Preferred Shares which by their terms rank senior to the Restricted Shares, shall be entitled to a preference over the Exchangeable Shares and any other share ranking junior to the Restricted Shares with respect to the payment of dividends. Notwithstanding the foregoing, no class of shares of the Corporation other than the Class D Preferred Shares will rank in priority to the Exchangeable Shares with respect to the entitlement to dividends pursuant to Article 3 hereof.

ARTICLE 3

DIVIDENDS

3.1 A holder of a Corresponding Exchangeable Share shall be entitled to receive and the Board of Directors shall, subject to applicable law, on each Coors Dividend Declaration Date, declare a dividend on each Corresponding Exchangeable Share:

(a) in the case of a cash dividend declared on the Coors Class A Common Stock or Coors Class B Common Stock, in an amount in cash for each Corresponding Exchangeable Share in U.S. dollars, or the Canadian Dollar Equivalent thereof on the Coors Dividend Declaration Date, in each case, corresponding to the cash dividend declared on each share of Coors Class A Common Stock or share of Coors Class B Common Stock, as the case may be;

(b) in the case of a stock dividend declared on the Coors Class A Common Stock or Coors Class B Common Stock to be paid in Coors Class A Common Stock or Coors Class B

Common Stock, by the issue or transfer by the Corporation of such number of Corresponding Exchangeable Shares for each Corresponding Exchangeable Share as is equal to the number of shares of Coors Class A Common Stock or Coors Class B Common Stock to be paid on each share of Coors Class A Common Stock or share of Class B Common Stock, as the case may be, unless in lieu of such stock dividend the Corporation elects to effect a corresponding and contemporaneous and economically equivalent (as determined by the Board of Directors in accordance with section 3.5 hereof) subdivision of the outstanding Exchangeable Shares; or

(c) in the case of a dividend declared on the Coors Class A Common Stock or Coors Class B Common Stock in property other than cash or Coors Class A Common Stock or Coors Class B Common Stock, in such type and amount of property for each Corresponding Exchangeable Share as is the same as or economically equivalent to (to be determined by the Board of Directors as contemplated by section 3.6 hereof) the type and amount of property declared as a dividend on each share of Coors Class A Common Stock or share of Coors Class B Common Stock, as the case may be.

Such dividends shall be paid out of money, assets or property of the Corporation properly applicable to the payment of dividends, or out of authorized but unissued shares of the Corporation, as applicable. The holders of the Exchangeable Shares shall not be entitled to any dividends other than or in excess of the dividends referred to in this section 3.1.

3.2 The Corporation covenants that it will pay additional amounts with respect to any dividends paid to a Canadian resident holder of Exchangeable Shares in the event that any withholding taxes other than those required or entitled to be withheld pursuant to the ITA or any provincial tax laws ("**non-Canadian withholding taxes**") are imposed, directly or indirectly, in respect of such dividends. Such additional amounts shall be determined such that, on an after-tax basis, the Canadian resident holder has received the same amount that it would have received if no non-Canadian withholding taxes had been imposed, taking into account any increased (x) gross income tax imposed directly on such holder by the jurisdiction imposing such non-Canadian withholding taxes, (y) non-Canadian withholding tax and (z) Canadian income tax, in each case, in respect of such additional amounts after any reductions of income, credits or deductions available to such holder arising as a result of such non-Canadian withholding taxes or any payments under this section 3.2 (and only to the extent a net increase in tax is reasonably demonstrated by such holder). If gross income tax in the jurisdiction imposing such non-Canadian withholding taxes is paid directly by a Canadian resident holder of Exchangeable Shares with respect to dividends on such Exchangeable Shares or any payment made under this section 3.2, the Corporation shall make a tax reimbursement payment to the Canadian resident holder of the Exchangeable Shares for any such taxes (whether such taxes are actually withheld, paid by reason of notice received from a taxing authority or otherwise) not covered by additional amounts described above (and computed by treating the tax reimbursement payment for purposes of this section as an additional amount to which this section applies). Notwithstanding the foregoing, such additional amounts and tax reimbursement payments will not apply to the extent non-Canadian withholding taxes are imposed at a rate in excess of the withholding tax rate applicable to payments of dividends to individuals under the income tax treaty between the United States and Canada, or any successor treaty. Without limiting a Canadian resident holder's obligation to reasonably demonstrate a net increase in taxes imposed as described above, nothing contained herein shall require any Canadian resident holder of the Exchangeable Shares to disclose any confidential or propriety information (including, without limitation, its tax return). In no event shall anything in this section 3.2 require any Canadian resident holder of Exchangeable Shares to arrange its tax affairs in any particular manner.

3.3 Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends contemplated by section 3.1(a) hereof and the sending

of such a cheque to each holder of a Corresponding Exchangeable Share shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Corresponding Exchangeable Shares shall be issued or transferred in respect of any stock dividends contemplated by section 3.1(b) hereof and the sending of such a certificate to each holder of a Corresponding Exchangeable Share shall satisfy the stock dividend represented thereby. Such other type and amount of property in respect of any dividends contemplated by section 3.1(c) hereof shall be issued, distributed or transferred by the Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each holder of a Corresponding Exchangeable Share shall satisfy the dividend represented thereby. The amount of any such cheque, the number of shares issued on any such stock dividend or the amount of any such property will be net of any amount withheld on account of tax pursuant to Article 13 hereof. No holder of a Corresponding Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

3.4 The record date for the determination of the holders of Corresponding Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Corresponding Exchangeable Shares under section 3.1 hereof shall be the same dates as the record date and payment date, respectively, for the dividend declared on the Coors Class A Common Stock or Coors Class B Common Stock, as the case may be.

3.5 If on any payment date for any dividends declared on the Corresponding Exchangeable Shares under section 3.1 hereof the dividends are not paid in full on all of the Corresponding Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

3.6 For the purposes of section 3.1 hereof, the Board of Directors shall determine, in good faith and in its sole discretion with assistance of such reputable and qualified independent financial advisors and/or other experts as the Board of Directors may require, economic equivalence and each such determination shall be conclusive and binding on the Corporation and its shareholders. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

(a) in the case of any stock dividend or other distribution payable in Coors Class A Common Stock or Coors Class B Common Stock, the number of such shares issued in proportion to the number of Coors Class A Common Stock or Coors Class B Common Stock previously outstanding;

(b) in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase Coors Class A Common Stock or Coors Class B Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire Coors Class A Common Stock or Coors Class B Common Stock), the relationship between the exercise price of each such right, option or warrant and the Current Market Price of a Corresponding Coors Share;

(c) in the case of the issuance or distribution of any other form of property (including without limitation any shares or securities of Coors of any class other than Coors Class A Common Stock or Coors Class B Common Stock, any rights, options or warrants other than those referred to in section 3.6(b) above, any evidences of indebtedness of Coors or any assets of Coors) the relationship between the fair market value (as determined by the Board of Directors in the manner above contemplated) of such property to be issued or distributed with

respect to each outstanding Class A Share or Class B Share and the Current Market Price of a Corresponding Coors Share;

(d) in the case of any subdivision, redivision or change of the then outstanding Coors Class A Common Stock or Coors Class B Common Stock into a greater number of Coors Class A Common Stock or Coors Class B Common Stock or the reduction, combination or consolidation or change of the then outstanding Coors Class A Common Stock or Coors Class B Common Stock into a lesser number of Coors Class A Common Stock or Coors Class B Common Stock or any amalgamation, merger, reorganization or other transaction affecting the Coors Class A Common Stock or Coors Class B Common Stock, the effect thereof upon the then outstanding Coors Class A Common Stock or Coors Class B Common Stock; and

(e) in all such cases, the general taxation consequences of the relevant event to beneficial owners of Corresponding Exchangeable Shares to the extent that such consequences may differ from the general taxation consequences to such beneficial owners determined as if they owned Coors Class A Common Stock or Coors Class B Common Stock at the relevant time as a result of differences between taxation laws of Canada and the United States (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Corresponding Exchangeable Shares).

ARTICLE 4

CERTAIN RESTRICTIONS

4.1 So long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without the approval of the holders of the Exchangeable Shares given as specified in section 10.2 of these share provisions:

(a) pay any dividends on the Restricted Shares, Preferred Shares or any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends, other than stock dividends payable in Restricted Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b) redeem or purchase or make any capital distribution in respect of Restricted Shares or any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends;

(c) redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) issue any Exchangeable Shares or any other shares of the Corporation ranking equally with, or superior to with respect to the payment of dividends or on any liquidation distribution, the Exchangeable Shares other than by way of stock dividends to the holders of such Exchangeable Shares.

The restrictions in sections 4.1(a), (b), (c) and (d) above shall not apply if all dividends on such class of the outstanding Exchangeable Shares corresponding to dividends declared and paid to date on the Corresponding Coors Common Stock shall have been declared and paid on such class of Exchangeable Shares.

ARTICLE 5

DISTRIBUTION ON LIQUIDATION

5.1 In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, subject to Callco's exercise of the Liquidation Call Right, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date (the "**Liquidation Date**") of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of the Corporation among the holders of the Restricted Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share (the "**Liquidation Amount**") equal to the sum of (i) the Current Market Price of a Corresponding Coors Share on the last Business Day prior to the Liquidation Date, which shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder one Corresponding Coors Share, and (ii) an amount equal to all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the Liquidation Date.

5.2 On or promptly after the Liquidation Date, and subject to the exercise by Callco of the Liquidation Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the Articles of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the

Corporation by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivering to each holder, at the address of the holder recorded in the register of the Corporation for the Exchangeable Shares or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, on behalf of the Corporation, certificates representing Corresponding Coors Shares (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) and a cheque of the Corporation payable at par at any branch of the bankers of the Corporation in respect of the remaining portion, if any, of the total Liquidation Amount (in each case less any amounts withheld on account of tax pursuant to Article 13 hereof). On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of share certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided. The Corporation shall have the right at any time after the Liquidation Date to deposit or cause to be deposited the total Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada, less any amounts withheld on account of tax pursuant to Article 13 hereof. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to receiving their proportionate part of the total Liquidation Amount for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the total Liquidation Amount (which, for greater certainty, shall be net of any amounts withheld on account of tax pursuant to Article 13 hereof), the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Corresponding Coors Common Stock delivered to them or the custodian on their behalf.

5.3 After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to section 5.1 of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

5.4 Callco shall have the overriding right (the "**Liquidation Call Right**"), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of the Corporation pursuant to section 5.1 of these share provisions to purchase from all but not less than all of the holders of Exchangeable Shares (other than any holder of Exchangeable Shares which is Coors or an Affiliate of Coors) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder on payment by Callco of an amount per share (the "**Liquidation Call Purchase Price**") equal to the sum of (i) the Current Market Price of a share of Corresponding Coors Common Stock on the last Business Day prior to the Liquidation Date, which shall be satisfied in full by Callco causing to be delivered for each such Exchangeable Share to such holder one share of Corresponding Coors Common Stock, and (ii) any Dividend Amount. In the event of the exercise of the Liquidation Call Right by Callco, each holder shall be obligated to sell all the Exchangeable Shares held by the holder to Callco on the Liquidation Date on payment by Callco to the holder of the Liquidation Call Purchase Price for each such share, and the Corporation shall have no obligation to pay any Liquidation Amount to the holders of such shares so purchased by Callco.

5.5 To exercise the Liquidation Call Right, Callco must notify the Transfer Agent as agent for the holders of Exchangeable Shares and the Corporation of Callco's intention to exercise such right at

least 60 days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding-up of the Corporation and at least five Business Days before the Liquidation Date in the case of an involuntary liquidation, dissolution or winding-up of the Corporation. The Transfer Agent will notify the holders of Exchangeable Shares as to whether or not Callco has exercised the Liquidation Call Right forthwith after the expiry of the period during which the same may be exercised by Callco. If Callco exercises the Liquidation Call Right, then on the Liquidation Date Callco will purchase and the holders will sell all of the Exchangeable Shares then outstanding for a price per share equal to the Liquidation Call Purchase Price.

5.6 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, Callco shall deposit with, or cause to be delivered to, the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of shares of Corresponding Coors Common Stock deliverable by Callco and a cheque or cheques of Callco payable at par at any branch of the bankers of Callco representing the aggregate Dividend Amount, if any, in payment of the total Liquidation Call Purchase Price for all holders of Exchangeable Shares (other than Coors and its Affiliates) less any amounts withheld on account of tax pursuant to Article 13 hereof. Provided that Callco has complied with the immediately preceding sentence, on and after the Liquidation Date, each holder of Exchangeable Shares (other than Coors and its Affiliates) shall cease to be a holder of Exchangeable Shares, the rights of each holder of Exchangeable Shares (other than Coors and its Affiliates) will be limited to receiving, without interest, such holder's proportionate part of the total Liquidation Call Purchase Price payable by Callco upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the shares of Corresponding Coors Common Stock to which it is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents, instruments and payments (including, without limitation, any applicable Stamp Taxes) as may be required to effect a transfer of Exchangeable Shares under the CBCA and the Articles and by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of Callco shall deliver or cause to be delivered to such holder, certificates representing the Corresponding Coors Common Stock to which the holder is entitled and a cheque or cheques of Callco payable at par at any branch of the bankers of Callco in payment of the remaining portion, if any, of the total Liquidation Call Purchase Price, less any amounts withheld pursuant to Article 13 hereof. For greater certainty, if Callco does not exercise the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by the Corporation in connection with the liquidation, dissolution or winding-up of the Corporation pursuant to section 5.2 hereof.

ARTICLE 6

RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

6.1 A holder of Exchangeable Shares shall be entitled at any time, subject to the exercise by Callco of the Retraction Call Right and otherwise upon compliance with the provisions of this Article 6, to require the Corporation to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share equal to the sum of (i) the Current Market Price of a Corresponding Coors Share on the last Business Day prior to the Retraction Date (the "**Retraction Price**"), which shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder one Corresponding Coors Share for each Exchangeable Share presented and surrendered by the holder, and (ii) on the designated payment date therefor, the full amount of all declared and unpaid dividends on any such Exchangeable Share held by such holder on any dividend record date which occurred prior to the Retraction Date. To effect such redemption, the

holder shall present and surrender at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares the certificate or certificates representing the Exchangeable Shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the Articles of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, and together with a duly executed statement (the "**Retraction Request**") in the form of Schedule A hereto or in such other form as may be acceptable to the Corporation:

(a) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "**Retracted Shares**") redeemed by the Corporation;

(b) stating the Business Day on which the holder desires to have the Corporation redeem the Retracted Shares (the "**Retraction Date**"), provided that the Retraction Date shall be not less than 10 Business Days nor more than 15 Business Days after the date on which the Retraction Request is received by the Corporation and further provided that, in the event that no such Business Day is specified by the holder in the Retraction Request, the Retraction Date shall be deemed to be the 15th Business Day after the date on which the Retraction Request is received by the Corporation; and

(c) acknowledging the overriding right (the "**Retraction Call Right**") of Callco to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares to Callco in accordance with the Retraction Call Right on the terms and conditions set out in section 6.3 below,

provided however, that notwithstanding the foregoing, in the event of an Offer as defined in section 2.8 of the Exchangeable Share Support Agreement, the Corporation will use its commercially reasonable efforts, expeditiously and in good faith to put in place procedures or to cause the Transfer Agent to put in place procedures to ensure that, if holders of Corresponding Exchangeable Shares are required to retract such Corresponding Exchangeable Shares to participate in the Offer, that any such retraction shall be conditional upon and shall only be effective if the Corresponding Coors Common Stock tendered or deposited under such Offer is taken up.

6.2 Subject to the exercise by Callco of the Retraction Call Right, upon receipt by the Corporation or the Transfer Agent in the manner specified in section 6.1 hereof of a certificate or certificates representing the number of Retracted Shares, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in section 6.7, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall deliver or cause to be delivered to such holder the total Retraction Price less any amount withheld on account of tax pursuant to Article 13 hereof. If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by Callco pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

6.3 Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately notify Callco thereof and shall provide to Callco a copy of the Retraction Request. In order to exercise the Retraction Call Right, Callco must notify the Corporation of its determination to do so (the "**Callco Call Notice**") within five Business Days of notification to Callco by the Corporation of the receipt by the Corporation of the Retraction Request. If Callco does not so notify the Corporation within such five Business Day period, the Corporation will notify the holder as soon as possible thereafter that Callco will not exercise the Retraction Call Right. If Callco

delivers the Callco Call Notice within such five Business Day period, and provided that the Retraction Request is not revoked by the holder in the manner specified in section 6.7, the Retraction Request shall thereupon be considered only to be an offer by the holder to sell the Retracted Shares to Callco in accordance with the Retraction Call Right. In such event, the Corporation shall not redeem the Retracted Shares and Callco shall purchase from such holder and such holder shall sell to Callco on the Retraction Date the Retracted Shares for a purchase price (the "**Purchase Price**") per share equal to the sum of (i) the Retraction Price per share, plus (ii) on the designated payment date therefor, to the extent not paid by the Corporation on the designated payment date therefor, any Dividend Amount in respect of the Retracted Shares. To the extent that Callco pays the Dividend Amount in respect of the Retracted Shares, the Corporation shall no longer be obligated to pay any declared and unpaid dividends on such Retracted Shares. Provided that Callco has complied with section 6.4, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that Callco does not deliver a Callco Call Notice within such five Business Day period, and provided that the Retraction Request is not revoked by the holder in the manner specified in section 6.7, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 6.

6.4 The Corporation or Callco, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of the Corporation for the Exchangeable Shares or at the address specified in the holder's Retraction Request or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, certificates representing the Corresponding Coors Common Stock (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder or in such other name as the holder may request, and, if applicable and on or before the payment date therefor, a cheque payable at par at any branch of the bankers of the Corporation or Callco, as applicable, representing the aggregate declared and unpaid dividends or the aggregate Dividend Amount, as the case may be, in payment of the total Retraction Price or the total Purchase Price, as the case may be, in each case, less any amounts withheld on account of tax pursuant to Article 13 hereof, and such delivery of such certificates and cheques on behalf of the Corporation or by Callco, as the case may be, or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price or total Purchase Price, as the case may be, to the extent that the same is represented by such share certificates and cheques (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

6.5 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive his proportionate part of the total Retraction Price or total Purchase Price, as the case may be, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price or the total Purchase Price, as the case may be, shall not be made as provided in section 6.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by Callco shall thereafter be considered and deemed for all purposes to be a holder of the Corresponding Coors Common Stock delivered to it.

6.6 Notwithstanding any other provision of this Article 6, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that Callco shall not have exercised the Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, the Corporation shall redeem Retracted Shares in accordance with section 6.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to section 6.2 hereof. Provided that the Retraction Request is not revoked by the holder in the manner specified in section 6.7, the holder of any such Retracted Shares not redeemed by the Corporation pursuant to section 6.2 of these share provisions as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to require Coors to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter, provided that Callco has not exercised the Retraction Call Right with respect to the Retracted Shares, on payment by Coors to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

6.7 A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request, in which event such Retraction Request shall be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to sell the Retracted Shares to Callco shall be deemed to have been revoked.

ARTICLE 7

REDEMPTION OF EXCHANGEABLE SHARES BY THE CORPORATION

7.1 Subject to applicable law, and provided Callco has not exercised the Redemption Call Right, the Corporation shall on the Redemption Date redeem all but not less than all of the then outstanding Exchangeable Shares for an amount per share equal to the sum of, (i) the Current Market Price of a Corresponding Coors Share on the last Business Day prior to the Redemption Date (the "**Redemption Price**"), which shall be satisfied in full by the Corporation delivering or causing to be delivered to each holder of Exchangeable Shares one Corresponding Coors Share for each Exchangeable Share held by such holder, together with (ii) the full amount of all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the Redemption Date.

7.2 In any case of a redemption of Exchangeable Shares under this Article 7, the Corporation shall, at least 60 days before the Redemption Date, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Corporation or the purchase by Callco under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. In any such case, such notice shall set out the formula for determining the Redemption Price or the Redemption Call Purchase Price, as the case may be, the Redemption Date and, if applicable, particulars of the Redemption Call Right.

7.3 On or after the Redemption Date and subject to the exercise by Callco of the Redemption Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable

Shares to be redeemed, the Redemption Price for each such Exchangeable Share, together with the full amount of all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the Redemption Date, upon presentation and surrender at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA and the Articles of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require. Payment of the total Redemption Price for such Exchangeable Shares, together with payment of such dividends, shall be made by delivery to each holder, at the address of the holder recorded in the register of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, on behalf of the Corporation of certificates representing Corresponding Coors Common Stock (which shares shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) and, if applicable, a cheque of the Corporation payable at par at any branch of the bankers of the Corporation in payment of any such dividends, in each case, less any amounts withheld on account of tax pursuant to Article 13 hereof. On and after the Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price and any such dividends, unless payment of the total Redemption Price and any such dividends for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price and any such dividends have been paid in the manner hereinbefore provided. The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the total Redemption Price for and the full amount of such dividends on the Exchangeable Shares (except as otherwise provided in this section 7.3) so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice, less any amounts withheld on account of tax pursuant to Article 13 hereof. Upon the later of such deposit being made and the Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or Redemption Date, as the case may be, shall be limited to receiving their proportionate part of the total Redemption Price and such dividends for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the total Redemption Price (which, for greater certainty, shall be net of any amounts withheld on account of tax pursuant to Article 13 hereof) and the full amount of such dividends, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Corresponding Coors Common Stock delivered to them or the custodian on their behalf.

7.4 Callco shall have the overriding right (the "**Redemption Call Right**"), notwithstanding the proposed redemption of the Exchangeable Shares by the Corporation pursuant to section 7.1 of the Exchangeable Share Provisions, to purchase from all but not less than all of the holders of Exchangeable Shares (other than any holder of Exchangeable Shares which is Coors or an Affiliate of Coors) on the Redemption Date all but not less than all of the Exchangeable Shares held by each such holder on payment by Callco to each holder of an amount per Exchangeable Share (the "**Redemption Call Purchase Price**") equal to the sum of (i) the Current Market Price of a share of Corresponding Coors Common Stock on the last Business Day prior to the Redemption Date, which shall be satisfied in full by Callco causing to be delivered for each such Exchangeable Share

to such holder one share of Corresponding Coors Common Stock, and (ii) any Dividend Amount. In the event of the exercise of the Redemption Call Right by Callco, each holder shall be obligated to sell all the Exchangeable Shares held by the holder to Callco on the Redemption Date, on payment by Callco to the holder of the Redemption Call Purchase Price for each such share, and the Corporation shall have no obligation to redeem, or to pay any Dividend Amount in respect of such shares so purchased by Callco.

7.5 To exercise the Redemption Call Right, Callco must notify the Transfer Agent and the Corporation of Callco's intention to exercise such right at least 60 days before the Redemption Date. The Transfer Agent will notify the holders of Exchangeable Shares as to whether or not Callco has exercised the Redemption Call Right forthwith after the expiry of the period during which the same may be exercised by Callco. If Callco exercises the Redemption Call Right, on the Redemption Date Callco will purchase and the holders will sell all of the Exchangeable Shares then outstanding for a price per share equal to the Redemption Call Purchase Price.

7.6 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, Callco shall deposit or cause to be deposited with the Transfer Agent, on or before the Redemption Date, certificates representing the aggregate number of shares of Corresponding Coors Common Stock deliverable by Callco and a cheque or cheques of Callco payable at par at any branch of the bankers of Callco representing the aggregate Dividend Amount, if any, in payment of the total Redemption Call Purchase Price, less any amounts withheld on account of tax pursuant to Article 13 hereof. Provided that Callco has complied with the immediately preceding sentence, on and after the Redemption Date, each holder of Exchangeable Shares (other than Coors and its Affiliates) shall cease to be a holder of Exchangeable Shares, and the rights of each holder of Exchangeable Shares will be limited to receiving such holder's proportionate part of the total Redemption Call Purchase Price payable by Callco upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Redemption Date be considered and deemed for all purposes to be the holder of the Corresponding Coors Common Stock to which it is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the CBCA, the Articles and by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of Callco shall deliver to such holder, certificates representing the Corresponding Coors Common Stock to which the holder is entitled and a cheque or cheques of Coors payable at par at any branch of the bankers of Callco in payment of the remaining portion, if any, of the total Redemption Call Purchase Price, less any amounts withheld on account of tax pursuant to Article 13 hereof. For greater certainty, if Callco does not exercise the Redemption Call Right in the manner described above, on the Redemption Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the Redemption Price otherwise payable by the Corporation pursuant to section 7.3 hereof.

ARTICLE 8

PURCHASE FOR CANCELLATION

8.1 Subject to applicable law and any applicable rules and regulations of the TSX, the Corporation may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares.

ARTICLE 9

VOTING RIGHTS

9.1 Except as required by applicable law and by Article 10 hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting. The holders of the Exchangeable Shares shall, however, be entitled to notice of meetings of the shareholders called for the purpose of authorizing the dissolution of the Corporation or the sale, lease or exchange of all or substantially all of the property of the Corporation other than in the ordinary course of business of the Corporation.

ARTICLE 10

AMENDMENT AND APPROVAL

10.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the affected class of Exchangeable Shares given as hereinafter specified, and, as required, the approval of the TSX.

10.2 Any approval given by the holders of a class of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to such class of the Exchangeable Shares or any other matter requiring the approval or consent of the holders of a class of the Exchangeable Shares or of the holders of all Exchangeable Shares, as the case may be, shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution at a meeting of (i) holders of such class of Exchangeable Shares or (ii) holders of all Exchangeable Shares, as the case may be, duly called and held at which the holders of at least 25% of the outstanding Exchangeable Shares eligible to vote as such meeting at that time are present or represented by proxy; provided that if at any such meeting the holders of at least 25% of the outstanding Exchangeable Shares eligible to vote at such meeting at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than five days thereafter and to such time and place as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares eligible to vote at such meeting present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution at such meeting shall constitute the approval or consent of the holders of such class of the Exchangeable Shares or of the holders of all Exchangeable Shares, as the case may be.

ARTICLE 11

RECIPROCAL CHANGES, ETC. IN RESPECT OF CORRESPONDING COORS COMMON STOCK

11.1 Each holder of an Exchangeable Share acknowledges that the Exchangeable Share Support Agreement provides, in part, that so long as any Exchangeable Shares (other than those owned by Coors and its Affiliates) are outstanding, Coors will not without the prior approval of the Corporation and the prior approval of the holders of the affected class of Exchangeable Shares given in accordance with section 10.2 of these share provisions:

(a) issue or distribute Corresponding Coors Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire Corresponding Coors Common Stock) to the holders of all or substantially all of the then outstanding Corresponding Coors Common Stock by way of stock dividend or other distribution, other than an issue of Corresponding Coors Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire

Corresponding Coors Common Stock) to holders of Corresponding Coors Common Stock who exercise an option to receive dividends in Corresponding Coors Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire Corresponding Coors Common Stock) in lieu of receiving cash dividends;

(b) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Corresponding Coors Common Stock entitling them to subscribe for or to purchase Corresponding Coors Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire Corresponding Coors Common Stock); or

(c) issue or distribute to the holders of all or substantially all of the then outstanding Corresponding Coors Common Stock:

(i) shares or securities of Coors of any class other than Corresponding Coors Common Stock (other than shares convertible into or exchangeable for or carrying rights to acquire Corresponding Coors Common Stock);

(ii) rights, options or warrants other than those referred to in section 11.1(b) above;

(iii) evidences of indebtedness of Coors; or

(iv) assets of Coors,

unless the economic equivalent on a per share basis of such rights, options, securities, shares, evidences of indebtedness or other assets is issued or distributed simultaneously to holders of the affected class of Exchangeable Shares.

11.2 Each holder of an Exchangeable Share acknowledges that the Exchangeable Share Support Agreement further provides, in part, that so long as any Exchangeable Shares (other than those owned by Coors and its Affiliates) are outstanding, Coors will not without the prior approval of the Corporation and the prior approval of the holders of the affected class of Exchangeable Shares given in accordance with section 10.2 of these share provisions:

(a) subdivide, redivide or change the then outstanding Corresponding Coors Common Stock into a greater number of Corresponding Coors Common Stock;

(b) reduce, combine, consolidate or change the then outstanding Corresponding Coors Common Stock into a lesser number of Corresponding Coors Common Stock; or

(c) reclassify or otherwise change the Corresponding Coors Common Stock or effect an amalgamation, merger, reorganization or other transaction affecting the Corresponding Coors Common Stock,

unless the same or an economically equivalent change shall simultaneously be made to, or in, the rights of the holders of the affected class of Exchangeable Shares. The Exchangeable Share Support Agreement further provides, in part, that the aforesaid provisions of the Exchangeable Share Support Agreement shall not be changed without the approval of the holders of the affected class of Exchangeable Shares given in accordance with section 10.2 of these share provisions.

11.3 If Coors, at any time after the date hereof, consummates any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become property of any other Person or, in the case of a merger, of the continuing corporation or other equity resulting therefrom (such other person or continuing corporation (or, in the event of a merger, amalgamation or similar transaction pursuant to which holders of shares in the capital of Coors are entitled to receive shares or other ownership interest in the capital of any corporation or other legal entity other than such other person or continuing corporation, then such corporation or other legal entity in which holders of shares in the capital of Coors are entitled to receive an interest) is herein called the "**Coors Successor**") then, provided that the Coors Successor is bound,

or has agreed to be bound, by the provisions of the Voting and Exchange Trust Agreement and Support Agreement and to assume the obligations of Coors thereunder to the satisfaction of the Board of Directors, all references in these Share Provisions to Coors Restricted Shares shall be deemed to be references to the shares of the Coors Successor which has assumed the obligations of Coors and all references to Coors shall be to Coors Successor, without amendment to these Share Provisions or any further action whatsoever. For greater certainty, if a transaction described in this section 11.3 results in holders of Exchangeable Shares being entitled to exchange their Exchangeable Shares for shares of a Coors Successor in a different ratio than that set out in these share provisions, then these share provisions shall be deemed to be amended to refer to such different ratio(s).

ARTICLE 12

ACTIONS BY THE CORPORATION UNDER EXCHANGEABLE SHARE SUPPORT AGREEMENT

12.1 The Corporation will take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by Coors and the Corporation with all provisions of the Exchangeable Share Support Agreement applicable to Coors and the Corporation, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant to such agreement.

12.2 The Corporation shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Exchangeable Share Support Agreement without the approval of the holders of the affected class of Exchangeable Shares given in accordance with section 10.2 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a) adding to the covenants of the other parties to such agreement for the protection of the Corporation or the holders of the affected class of Exchangeable Shares thereunder;

(b) making such provisions or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications will not be prejudicial to the interests of the holders of the affected class of Exchangeable Shares; or

(c) making such changes in or corrections to such agreement which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections will not be prejudicial to the interests of the holders of the affected class of Exchangeable Shares.

ARTICLE 13

LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS; TAX

13.1 The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Exchangeable Share Support Agreement, the provisions of the Liquidation Call Right, Retraction Call Right and the Redemption Call Right, the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights, exchange right and automatic exchange thereunder).

13.2 Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favour of Callco, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of Callco as therein provided.

13.3 The Corporation, Coors, Callco and the Transfer Agent (in each case, the "**Payer**") shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Exchangeable Shares ("**Exchangeable Payee**") such amounts as the Payer is, (i) required to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case, as amended or succeeded or, (ii) entitled to withhold under section 116 of the ITA or any analogous provision of provincial laws. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to Exchangeable Payee in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or entitled to be deducted or withheld from any payment to an Exchangeable Payee exceeds the cash portion of the consideration otherwise payable to the Exchangeable Payee, the Payer is hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Payer to enable it to comply with such deduction or withholding requirement or entitlement and the Payer shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale, provided however that nothing in this section 13.3 shall reduce Exchangeco's obligations under section 6.1 (h) of the Combination Agreement and section 3.2 hereof. References in this section to the ITA are to the ITA as amended from time to time.

13.4 The Corporation shall elect under section 191.2 of the ITA (as of the Effective Date and any modifications of such provision which are consistent with the general principle thereof) in respect of each of the Class A Exchangeable Shares and the Class B Exchangeable Shares.

13.5 The specified amount for purposes of subsection 191(4) of the ITA (as of the Effective Date and any modifications of such provision which are consistent with the general principle thereof) is $ • in respect of the Class A Exchangeable Shares and $ • in respect of the Class B Exchangeable Shares.

ARTICLE 14

NOTICES

14.1 Any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of the President of the Corporation. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

14.2 Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case, addressed to the attention of the President of the Corporation. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail shall be at the sole risk of the holder mailing the same.

14.3 Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the register of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant thereto.

14.4 If the Corporation determines that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice to the holders of Exchangeable Shares hereunder, the Corporation shall, notwithstanding the provisions hereof, give such notice by means of publication in *The Globe and Mail*, national edition, or any other English language daily newspaper or newspapers of general circulation in Canada and in a French language daily newspaper of general circulation in the Province of Québec, once in each of two successive weeks, and notice so published shall be deemed to have been given on the latest date on which the first publication has taken place.

ARTICLE 15

DISCLOSURE OF INTERESTS IN EXCHANGEABLE SHARES; DELIVERY OF FORMS

15.1 The Corporation shall be entitled to require any holder of an Exchangeable Share or any Person who the Corporation knows or has reasonable cause to believe holds any interest whatsoever in an Exchangeable Share to confirm that fact or to give such details as to whom has an interest in such Exchangeable Share as would be required (if the Exchangeable Shares were a class of "equity shares" of Exchangeco) under section 101 of the *Securities Act* (Ontario) or under section 147.11 of the *Securities Act* (Québec), or as would be required under the articles of Coors or any laws or regulations, or pursuant to the rules or regulations of any regulatory authority, of Canada or the United States if the Exchangeable Shares were Coors Restricted Shares.

15.2 The Corporation shall be entitled to require any holder of an Exchangeable Share to deliver to the Corporation an Internal Revenue Service Form W-8BEN (or other applicable W-8 form), or any subsequent versions thereof or successors thereto, properly completed and duly executed by such Holder claiming eligibility for a reduced rate of or exemption from withholding on dividends under the income tax treaty between the United States and Canada, or any successor treaty.

ARTICLE 16

CONVERSION OF CLASS B EXCHANGEABLE SHARES

16.1 As used in this Article 16, the following terms have the following meaning:

(a) "**controlled companies**"—a company shall be deemed to be controlled by another person or company or by two or more companies, if:

(i) voting securities of the first-mentioned company carrying more than fifty percent (50%) of the votes for the election of the directors are held, otherwise than by way of security only, by or for the benefit of the other person or company or by or for the benefit of the other companies; and

(ii) the votes represented by such securities are entitled, if exercised, to elect a majority of the board of directors of the first-mentioned company;

(b) "**Conversion Period**" means the period of time commencing on the eighth (8th) day after the Offer Date and terminating on the Expiration Date;

(c) "**Converted Shares**" means Class A Exchangeable Shares resulting from the conversion of Class B Exchangeable Shares into Class A Exchangeable Shares pursuant to section 16.2 hereof;

(d) "**Exchange Act**" means the *United States Securities Exchange Act of 1934*, as amended, and the rules and regulations promulgated form time to time thereunder;

(e) "**Exclusionary Offer**" means an offer to purchase shares of Coors Class A Common Stock or an offer to purchase Coors Class A Common Stock and Class A Exchangeable Shares that:

(i) (A) must, by reason of applicable securities laws (including Rule 14d-10 under the *Exchange Act* or any successor provisions) or the requirements of a stock exchange on which shares of Coors Class A Common Stock are listed, be open to all or substantially all holders of shares of Coors Class A Common Stock or (B) would, if such offer were made in Canada or a province of Canada, be required to be made to all or substantially all holders of shares of Coors Class A Common Stock resident in Canada or a province of Canada by reason of applicable securities laws of Canada or a province of Canada, the requirements of a stock exchange on which shares of Coors Class A Common Stock are listed or the requirements of the *Canada Business Corporations Act*; and

(ii) is not made concurrently with a Qualifying Class B Offer;

and for the purposes of this definition, the varying of any term of the offer for Coors Class A Common Stock or Coors Class A Common Stock and Class A Exchangeable Shares shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase shares of Coors Class B Common Stock or Coors Class B Common Stock and Class B Exchangeable Shares;

(f) "**Expiration Date**" means the last date upon which holders of shares of Coors Class A Common Stock or Coors Class A Common Stock and Class A Exchangeable Shares may accept an Exclusionary Offer;

(g) "**Offer Date**" means the date on which an Exclusionary Offer is made;

(h) "**Offeror**" means a person or company that makes an offer to purchase shares of Coors Class A Common Stock or Coors Class A Common Stock and Class A Exchangeable Shares (the "**bidder**"), and includes any associate or affiliate of the bidder or any person or company that is disclosed or required to be disclosed in the offering document relating to such offer to be acting jointly or in concert with the bidder;

(i) "**Qualifying Class B Offer**" means an offer to purchase shares of Coors Class B Common Stock or Coors Class B Common Stock and Class B Exchangeable Shares that is identical to a concurrent offer to purchase shares of Coors Class A Common Stock or Coors Class A Common Stock and Class A Exchangeable Shares in terms of price per share and percentage of outstanding shares to be purchased (exclusive of shares owned immediately prior to the offer to the Offeror) and in all other respects (except with respect to the conditions that may be attached to the offer for shares of Coors Class A Common Stock or Coors Class A Common Stock and Class A Exchangeable Shares), and having no conditions thereto other than the right not to purchase and pay for shares of Coors Class B Common Stock or Coors Class B Common Stock and Coors Class B Exchangeable Shares tendered if no shares of

Coors Class A Common Stock or Coors Class A Common Stock and Class A Exchangeable Shares are purchased pursuant to the offer for shares of Coors Class A Common Stock or Class A Common Stock and Class A Exchangeable Shares; and

(j) "**Transfer Agent**" means the transfer agent from time to time for the shares of Exchangeable Shares.

16.2 Subject to section 16.5 hereof, if an Exclusionary Offer is made, each outstanding Class B Exchangeable Share shall be convertible into one Class A Exchangeable Share at the option of the holder thereof during the Conversion Period. The conversion right provided for in this section 16.2 shall be exercised by notice in writing given to the Transfer Agent accompanied by the share certificate or certificates representing the Class B Exchangeable Shares which the holder desires to convert, and such notice shall be executed by the person registered on the books of the Corporation as the holder of the Class B Exchangeable Shares, or by his or her attorney duly authorized in writing, and shall specify the number of Class B Exchangeable Shares which the holder desires to have converted. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the Transfer Agent of such notice and share certificate or certificates, the Corporation shall issue or cause to be issued a share certificate representing fully-paid Class A Exchangeable Shares as prescribed above and in accordance with section 16.4 hereof. If less than all of the Class B Exchangeable Shares represented by any stock certificate are to be converted, the holder shall be entitled to receive a new stock certificate representing in the aggregate the number of Class B Exchangeable Shares represented by the original stock certificate that are not to be converted.

16.3 An election by a holder of Class B Exchangeable Shares to exercise the conversion right provided for in section 16.2 hereof shall not be valid unless accompanied by (i) in the case of an Exclusionary Offer for Coors Class A Common Stock only, a Retraction Request as provided in section 6.1 requesting the Corporation to redeem the holder's Converted Shares; and (ii) irrevocable elections by such holder (A) to tender the Coors Class A Common Stock Corresponding to the Converted Shares or the Converted Shares into the Exclusionary Offer (subject to such holder's right to subsequently withdraw the shares from the offer in accordance with the terms thereof and applicable law) and subject to section 16.6; (B) to exercise the rights contained in Article Fifth of Coors's Restated Articles of Incorporation to convert into Coors Class B Common Stock all Coors Class A Common Stock corresponding to the Converted Shares and, under the terms and conditions of the Converted Shares, to convert into shares of Class B Exchangeable Shares all Converted Shares, in either case, in respect of which such holder exercises his or her right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately purchased under the Exclusionary Offer; and (C) to appoint the Transfer Agent or the transfer agent of Coors, as the case may be, as agent of such holder for the purpose of holding and tendering certificates representing such Coors Class A Common Stock Corresponding to the Converted Shares or the Converted Shares in accordance with section 16.4 hereof. In the case of an Exclusionary Offer for Coors Class A Common Stock only, the holder of Exchangeable Class B Shares shall send a copy of the foregoing to the transfer agent of Coors. Any such election shall provide that the conversion of Coors Class A Common Stock corresponding to the Converted Stock into Coors Class B Stock or that the conversion of Converted Shares into shares of Class B Exchangeable Shares, as the case may be, pursuant to such election in respect of which the holder exercises his or her right of withdrawal from the Exclusionary Offer shall become effective at the time such right of withdrawal is exercised. If the right of withdrawal is not exercised, any conversion into Coors Class B Shares or Class B Exchangeable Shares, as the case may be, pursuant to such election shall become effective;

(a) in respect of an Exclusionary Offer which is completed, immediately following the time by which the Offeror is required under applicable securities laws to purchase and pay for all shares to be acquired by the Offeror under the Exclusionary Offer; and

(b) in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn.

16.4 No stock certificates representing Coors Class A Common Stock Corresponding to the Converted Shares or the Converted Shares shall be delivered to or to the order of the holders of the shares before such shares are tendered into the Exclusionary Offer; the Transfer Agent or the transfer agent of Coors, on behalf of the holders of the Converted Shares, shall tender pursuant to the Exclusionary Offer pursuant to the notice described in section 16.3(ii)(C) a certificate or certificates representing the Coors Class A Common Stock Corresponding to the Converted Shares or the Converted Shares. Upon completion of the Exclusionary Offer, the Transfer Agent shall deliver or cause to be delivered to the holders entitled thereto all consideration paid by the Offeror pursuant to the Exclusionary Offer in respect of the Coors Class A Common Stock Corresponding to the Converted Shares or the Converted Shares. If Converted Shares are converted into shares of Class B Exchangeable Shares in accordance with the election required in section 16.3, the Transfer Agent shall deliver to the holders entitled thereto a stock certificate or certificates representing the shares of Class B Exchangeable Shares resulting from the conversion. The Corporation shall make all arrangements with the Transfer Agent necessary or desirable to give effect to this section 16.4.

16.5 The conversion right provided for in section 16.2 shall not come into effect if the conversion right provided to holders of Coors Class B Common Stock in Article Fifth of Coors's Restated Certificate of Incorporation has not come into effect or has ceased to apply pursuant to paragraph (e) of such Article Fifth, subject to paragraph (f) of such Article Fifth.

16.6 The Corporation and the Transfer Agent will use their commercially reasonable efforts expeditiously and in good faith to put in place procedures or to cause the Transfer Agent to put in place procedures to ensure, that if a holder elects to exercise the conversion right in section 16.2 and a retraction of the Converted Shares pursuant to section 16.3 is required to participate in the Exclusionary Offer, that any such retraction shall be conditional upon and shall only be effective if the Corresponding Coors Common Stock tendered or deposited under such Offer is taken up.

ARTICLE 17

NO FRACTIONAL SHARES

17.1 A holder of Exchangeable Shares shall not be entitled to any fraction of a Coors Common Share upon the exchange or purchase of such holder's Exchangeable Shares pursuant to Articles 5, 6 or 7 and no certificates representing any such fractional interest shall be issued and such holder otherwise entitled to a fractional interest will receive for such fractional interest from the Corporation or Callco as the case may be on the designated payment date a cash payment equal to such fractional interest multiplied by the Current Market Price.

ARTICLE 18

CONVERSION OF CLASS A EXCHANGEABLE SHARES

18.1 Subject to and in compliance with the provisions of this Article 18, each holder of Class A Exchangeable Shares may, at any time and from time to time, at such holder's election, convert any or all outstanding Class A Exchangeable Shares held by such holder into Class B Exchangeable Shares (any such conversion, a "**Conversion**") pursuant to the provisions of this section 18.1. In order to effect a Conversion, a holder of Class A Exchangeable Shares must

deliver at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the Class A Exchangeable Shares (i) a written notice of such holder's election to convert (a "**Notice of Conversion**") Class A Exchangeable Shares specifying the number of shares to be converted and (ii) the certificate or certificates representing such shares. Such Notice of Conversion, once delivered to the Transfer Agent, shall be irrevocable. As promptly as practicable after receipt by the Transfer Agent of such Notice of Conversion and such certificate or certificates, the Transfer Agent shall on behalf of the Corporation issue and shall deliver to such holder a certificate or certificates for the number of Class B Exchangeable Shares issuable upon such Conversion in accordance with the provisions of this Article 18. In the event of a Conversion of a certificate or certificates in part, the Transfer Agent shall also issue on behalf of the Corporation to such holder a certificate or certificates for the number of Class A Exchangeable Shares not being so converted. A Conversion shall be deemed to have been consummated immediately prior to the end of the Business Day the Transfer Agent receives the Notice of Conversion of the holder of Class A Exchangeable Shares electing to make such Conversion (the "**Conversion Date**"), or if the Conversion Date is not a Business Day, then the next Business Day, and as of such date such holder shall be deemed to be a holder of record of the number of Class B Exchangeable Shares issuable upon such Conversion in accordance with this Article 18 notwithstanding that the share register of the Corporation may then be closed or that a certificate or certificates representing such Class B Exchangeable Shares shall not then actually be issued or delivered to such holder.

18.2 Upon a Conversion, the holder of Class A Exchangeable Shares being converted shall receive a number of Class B Exchangeable Shares equal to the product of the number of Class A Exchangeable Shares being converted and the Conversion Ratio then in effect. The Conversion Ratio shall initially be one (1), and shall in all events be equitably adjusted in the event of any recapitalization of the Corporation by means of a stock dividend on, or a stock split or combination of, outstanding Class A Exchangeable Shares or Class B Exchangeable Shares, or in the event of any merger, consolidation or other reorganization of the Corporation with another corporation.

18.3 Notwithstanding anything herein to the contrary, prior to the delivery of any Class B Exchangeable Shares that the Transfer Agent is obligated to deliver on behalf of the Corporation pursuant to any Conversion, the Transfer Agent and the Corporation shall comply with all applicable federal and provincial laws and regulations which require action to be taken by the Transfer Agent and the Corporation in connection with such Conversion.

SCHEDULE A
TO APPENDIX I
TO
ANNEX D

RETRACTION REQUEST

[BE PRINTED ON EXCHANGEABLE SHARE CERTIFICATES]

To Molson Coors Canada Inc. (the "**Corporation**") and Molson Coors Callco UCC ("**Callco**")

This notice is given pursuant to Article 6 of the provisions (the "**Share Provisions**") attaching to the Exchangeable Shares of the Corporation represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

The undersigned hereby notifies the Corporation that, subject to the Retraction Call Right referred to below, the undersigned desires to have the Corporation redeem in accordance with Article 6 of the Share Provisions:

☐ all share(s) represented by this certificate; or

☐ ___________share(s) only represented by this certificate.

The undersigned hereby notifies the Corporation that the Retraction Date shall be ______________

NOTE: The Retraction Date must be a Business Day and must not be less than 10 Business Days nor more than 15 Business Days after the date upon which this notice is received by the Corporation. If no such Business Day is specified above, the Retraction Date shall be deemed to be the 15 Business Day after the date on which this notice is received by the Corporation.

The undersigned acknowledges the overriding Retraction Call Right of Callco to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable offer by the undersigned to sell the Retracted Shares to Callco in accordance with the Retraction Call Right on the Retraction Date for the Purchase Price and on the other terms and conditions set out in section 6.3 of the Share Provisions. This Retraction Request, and this offer to sell the Retracted Shares to Callco, may be revoked and withdrawn by the undersigned only by notice in writing given to the Corporation at any time before the close of business on the Business Day immediately preceding the Retraction Date.

The undersigned acknowledges that if, as a result of solvency provisions of applicable law, the Corporation is unable to redeem all Retracted Shares and provided that the Callco has not exercised the Retraction Call Right with respect to the Retracted Shares, the undersigned will be deemed to have exercised the Exchange Right (as defined in the Voting and Exchange Trust Agreement) so as to require Coors to purchase the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to the Corporation and Callco that the undersigned:

☐ is

(select one)

☐ is not

a non-resident of Canada for purposes of the *Income Tax Act* (Canada). **The undersigned acknowledges that in the absence of an indication that the undersigned is not a non-resident of**

Canada, withholding on account of Canadian tax may be made from amounts payable to the undersigned on the redemption or purchase of the Retracted Shares.

The undersigned hereby represents and warrants to the Corporation and Callco that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by the Corporation or the Callco, as the case may be, free and clear of all liens, claims and encumbrances.

____________________	____________________	____________________
(Date)	(Signature of Shareholder)	(Guarantee of Signature)

☐ Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

NOTE: This panel must be completed and this certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of the Corporation and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date: ____________________

Name of Person in Whose Name Securities or
Cheque(s)
Are to be Registered, Issued or Delivered (please print): ____________________

Street Address or P.O. Box: ____________________

Signature of Shareholder: ____________________

City, Province and Postal Code: ____________________

Signature Guaranteed by: ____________________

NOTE: If this Retraction Request is for less than all of the shares represented by this certificate, a certificate representing the remaining share(s) of the Corporation represented by this certificate will be issued and registered in the name of the shareholder as it appears on the register of the Corporation, unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).

APPENDIX II
TO
ANNEX D

PROVISIONS ATTACHING TO THE PREFERRED SHARES, CLASS A NON-VOTING SHARES, CLASS B SUBORDINATE VOTING SHARES AND CLASS C RESTRICTED VOTING SHARES OF EXCHANGECO

PROVISIONS ATTACHING TO THE PREFERRED SHARES, CLASS A NON-VOTING SHARES, CLASS B SUBORDINATE VOTING SHARES AND CLASS C RESTRICTED VOTING SHARES OF EXCHANGECO

The preferred shares, Class A non-voting shares, Class B subordinate voting shares and Class C restricted voting shares shall have the following rights, privileges, restrictions and conditions:

ARTICLE 1

INTERPRETATION

1.1 For the purposes of these share provisions:

"**Arrangement**" means an arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, to which plan these share provisions are attached as Appendix II, subject to any amendments or variations thereto made in accordance with Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

"Articles of Arrangement" means the articles of arrangement of Molson Inc. in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made;

"**Board of Directors**" means the Board of Directors of the Corporation;

"**Business Day**" means any day on which commercial banks are generally open for business in Montréal, Québec and Denver, Colorado, other than a Saturday, a Sunday or a day observed as a holiday in Montréal, Québec or Denver, Colorado;

"**Canadian Dollar Equivalent**" means in respect of an amount expressed in a currency other than Canadian dollars (the "**Foreign Currency Amount**") at any date the product obtained by multiplying:

(a) the Foreign Currency Amount by,

(b) the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such spot exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the Board of Directors to be appropriate for such purpose;

"**CBCA**" means the *Canada Business Corporations Act*, as amended;

"Certificate" means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed;

"Class A Exchangeable Shares" means the Class A exchangeable shares in the capital of the Corporation having the rights, privileges, restrictions and conditions set forth in Appendix I to the Plan of Arrangement;

"Class B Exchangeable Shares" means the Class B exchangeable shares in the capital of the Corporation having the rights, privileges, restrictions and conditions set forth in Appendix I to the Plan of Arrangement;

"Class A Non-Voting Shares" means the Class A non-voting shares in the capital of the Corporation having the rights, privileges, restrictions and conditions set forth herein;

"Class A Preferred Shares" means the Class A preferred shares in the capital of the corporation having the rights, privileges, restrictions and conditions set forth herein;

"Class B Subordinate Voting Shares" means the Class B subordinate voting shares in the capital of the Corporation having the rights, privileges, restrictions and conditions set forth herein;

"Class B1 Preferred Shares" means the Class B1 preferred shares in the capital of the Corporation having the rights, privileges, restrictions and conditions set forth herein;

"Class B2 Preferred Shares" means the Class B2 preferred shares in the capital of the Corporation having the rights, privileges, restrictions and conditions set forth herein;

"Class C Preferred Shares" means the Class C preferred shares in the capital of the Corporation having the rights, privileges, restrictions and conditions set forth herein;

"Class C Restricted Voting Shares" means the Class C restricted voting shares in the capital of the Corporation having the rights, privileges, restrictions and conditions set forth herein;

"Class D Preferred Shares" means the Class D preferred shares having in the capital of the Corporation the rights, privileges, restrictions and conditions set forth herein;

"Combination Agreement" means the combination agreement made as of July 21, 2004 among Coors, the Corporation and Molson Inc., as amended, supplemented and/or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement;

"Coors" means Adolph Coors Company, a corporation incorporated under the laws of the State of Delaware, which will change its name to Molson Coors Brewing Company on the Effective Date and any successor corporation thereto;

"Coors Class A Common Stock" means the Coors Class A common stock, par value of $0.01 and any shares into which such securities may be changed;

"Coors Class B Common Stock" means the Coors Class B common stock, par value of $0.01 and any shares into which such securities may be changed;

"Coors Common Stock" means shares of Coors Class A Common Stock and Coors Class B Common Stock;

"**Corporation**" means Molson Coors Canada Inc., a corporation incorporated under the CBCA;

"**Corresponding Exchangeable Shares**" means, with respect to a class of Coors Common Stock, the class of Exchangeable Shares set out opposite such class of Coors Common Stock below:

Class of Coors Common Stock	Class of Exchangeable Shares
Coors Class A Common Stock	Class A Exchangeable Shares
Coors Class B Common Stock	Class B Exchangeable Shares

and "**Corresponding Coors Common Stock**", "**Corresponding Coors Share**", "**Corresponds**" and "**Corresponding**" shall have correlative meanings;

"Court" mean the Superior Court of Québec;

"**Current Market Price**" means, in respect of a Corresponding Coors Share on any date, the Canadian Dollar Equivalent of the average of the closing bid and asked prices of Corresponding Coors Common Stock during a period of 20 consecutive trading days ending not more than three trading days before such date on the NYSE, or, if the Corresponding Coors Common Stock are not then listed on the NYSE, on such other stock exchange or automated quotation system on which the shares of Corresponding Coors Common Stock are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the

opinion of the Board of Directors the public distribution or trading activity of the Corresponding Coors Common Stock during such period does not create a market which reflects the fair market value of a share of Corresponding Coors Common Stock, then the Current Market Price of a share of Corresponding Coors Common Stock shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding;

"Director" means the Director appointed pursuant to Section 260 of the CBCA;

"Drop Dead Date" means January 31, 2005, or such later date as may be mutually agreed by the parties to the Combination Agreement;

"Effective Date" means the date shown on the Certificate, provided that such date occurs on or prior the Drop Dead Date;

"**Effective Time**" means 12:01 a.m. (Montréal time) on the Effective Date;

"**Exchangeable Shares**" means the Class A Exchangeable Shares and the Class B Exchangeable Shares;

"**Exchangeable Share Provisions**" means the Exchangeable Share provisions set forth in Appendix I to the Plan of Arrangement;

"Final Order" means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed;

"Fixed Dividend" means, with respect to a class of Preferred Shares, an amount equal to 0.01% of the Liquidation Amount for such class;

"**holder**" means, when used with reference to shares in the share capital of the Corporation, the holders of such shares shown from time to time in the register maintained by or on behalf of the Corporation in respect of such shares;

"**ITA**" means the *Income Tax Act* (Canada), as amended, and the regulations thereunder, as amended, in each case, except as otherwise provided herein, as of the Effective Date;

"Liquidation Amount" with respect to the Preferred Shares has the meaning ascribed thereto in section 4.3 of these share provisions and with respect to the Class C Preferred Shares, has the meaning ascribed thereto in section 10.2 of these share provisions;

"**NYSE**" means the New York Stock Exchange, Inc.

"Plan of Arrangement" means the plan of arrangement substantially in the form and content of Schedule D annexed to the Combination Agreement and any amendments or variations thereto made in accordance with section 8.4 of the Combination Agreement or Article 6 of the Plan of Arrangement or made at the discretion of the Court in the Final Order; and

"**Preferred Shares**" means the Class A Preferred Shares, the Class B1 Preferred Shares and the Class B2 Preferred Shares.

"**Restricted Shares**" means the Class A Non-Voting Shares, the Class B Subordinate Voting Shares and the Class C Restricted Voting Shares in the capital of the Corporation;

"**Transfer Agent**" means CIBC Mellon Trust Company or such other person as may from time to time be appointed by the Corporation as the registrar and transfer agent for Preferred Shares.

1.2 The expressions "**article**", "**section**", "**subsection**" or "**paragraph**" followed by a number mean and refer to the specified article, section, subsection or paragraph of these provisions.

ARTICLE 2
RANKING OF PREFERRED SHARES, CLASS C PREFERRED SHARES AND CLASS D PREFERRED SHARES

2.1 The Class A Preferred Shares, Class B1 Preferred Shares, Class B2 Preferred Shares and Class D Preferred Shares will rank *pari passu* with each other and will be entitled to preference over the Restricted Shares, the Class C Preferred Shares, the Exchangeable Shares and any other shares ranking junior to the Preferred Shares with respect to the payment of dividends, provided, however, that no class of shares of the Corporation other than the Class D Preferred Shares will rank in priority to the Exchangeable Shares of the Corporation with respect to the entitlement to the payment of dividends when dividends are declared and paid on corresponding Coors Common Stock as described in Article 3 of the Exchangeable Share Provisions.

2.2 The Class A Preferred Shares, Class B1 Preferred Shares, Class B2 Preferred Shares and Class D Preferred Shares will rank *pari passu* with each other and will be entitled, subject to the prior rights of the holders of the Exchangeable Shares and the Class C Preferred Shares, to a preference over the Restricted Shares and any other shares ranking junior to the Preferred Shares with respect to the distribution of assets or property in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets or property of the Corporation among its shareholders for the purpose of winding up its affairs.

ARTICLE 3
DIVIDENDS ON PREFERRED SHARES

3.1 During any year, the holders of Preferred Shares shall be entitled to receive, if and when declared by the Board of Directors, an annual dividend per share equal to the sum of,

3.1.1 with respect to the Class A Preferred Shares, (a) a Fixed Dividend, plus (b) an additional amount equal to (i) the per share amount of any dividends declared on the Class C Restricted Voting Shares during the particular year, multiplied by (ii) the number of Class A Non-Voting Shares that the holder would have received had the holder converted its Class A Preferred Shares into Class A Non-Voting Shares immediately after the Effective Time;

3.1.2 with respect to the Class B1 Preferred Shares, (a) a Fixed Dividend, plus (b) an additional amount equal to (i) the per share amount of any dividends declared on the Class C Restricted Voting Shares during the particular year, multiplied by (ii) the number of Class A Non-Voting Shares that the holder would have received had the holder converted its Class B1 Preferred Shares into Class A Non-Voting Shares immediately after the Effective Time;

3.1.3 with respect to the Class B2 Preferred Shares, (a) a Fixed Dividend, plus (b) an additional amount equal to (i) the per share amount of any dividends declared on the Class C Restricted Voting Shares during the particular year, multiplied by (ii) the number of Class B Subordinate Voting Shares that the holder would have received had the holder converted its Class B2 Preferred Shares into Class B Subordinate Voting Shares immediately after the Effective Time.

3.2 Cheques of the Corporation drawn on a Canadian chartered bank and payable at par at any branch in Canada of such bank shall be issued in respect of such dividends to the holders of the Preferred Shares entitled thereto. The sending of such cheques shall satisfy and discharge all liability for such dividends to the extent of the amounts represented thereby (plus any tax required to be and deducted or withheld therefrom) unless such cheques are not paid on due presentation.

3.3 If on any payment date for any dividends declared on the Preferred Shares under section 3.1 hereof the dividends are not paid in full on all the Preferred Shares then outstanding, any such dividends or the unpaid part thereof shall be paid on subsequent date or dates as determined by the Board of Directors on which the Corporation shall have sufficient moneys properly applicable to the payment of same.

ARTICLE 4
DISTRIBUTION ON LIQUIDATION—PREFERRED SHARES

4.1 Subject to Section 18.1 on the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of assets or property of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Preferred Shares shall be entitled to receive an amount per share equal to the Liquidation Amount, together with any declared and unpaid Fixed Dividends before any amount shall be paid or any assets or property of the Corporation distributed to the holders of any shares of the Corporation ranking junior to the Preferred Shares.

4.2 After payment to the holders of Preferred Shares of the amounts so payable to them as provided in Section 4.1, they shall not be entitled to share in any further distribution of assets or property of the Corporation.

4.3 Subject to Section 4.4, Liquidation Amount shall mean:

4.3.1 with respect to each Class A Preferred Share, an amount equal to the Current Market Price of a share of Coors Class A Common Stock determined immediately prior to the Effective Time;

4.3.2 with respect to each Class B1 Preferred Share, the amount of Cdn. $10;

4.3.3 with respect to each Class B2 Preferred Share, an amount equal to the Current Market Price of a share of Coors Class B Common Stock determined immediately before the Effective Time, less Cdn. $10.

4.4 On a reduction in the capital of a Preferred Share, the amount distributed cannot exceed the Liquidation Amount of the Preferred Share at that time.

4.5 The Liquidation Amount, at any time, of a Class A Preferred Share, Class B1 Preferred Share or Class B2 Preferred Share, as the case may be, shall be reduced by any reductions in capital in respect of such share prior to that time.

ARTICLE 5
VOTING—PREFERRED SHARES

5.1 Except as otherwise provided in these provisions or by the provisions of applicable law,

5.1.1 the holders of Class A Preferred Shares and Class B1 Preferred Shares will not be entitled as such to receive notice of or to attend or to vote at any meeting of shareholders of the Corporation;

5.1.2 subject to the rights of the holders of any other class, or of any series of any other class, of shares of the Corporation entitled to have separate meetings of that class or series or to vote separately as a class or series, the holders of Class B2 Preferred Shares will:

5.1.2.1 be entitled to receive notice of and to attend all annual and special meetings of shareholders of the Corporation;

5.1.2.2 vote together with the holders of the Class B Subordinate Voting Shares and the Class C Restricted Voting Shares as a single class on all matters requiring shareholder approval (with each holder of Class B2 Preferred Shares and Class B Subordinate Voting Shares entitled to one vote per share and each holder of Class C Restricted Voting Shares entitled to • votes per share), except:

(a) the holders of Class B2 Preferred Shares and Class B Subordinate Voting Shares will have, voting together as a single class, 25% of the total votes entitled to be cast for the election of directors of the Corporation, and

(b) where voting as a separate class is required by applicable law.

ARTICLE 6
REDEMPTION OF PREFERRED SHARES

6.1 Subject to the provisions of applicable law and subject to the articles of the Corporation, the Corporation may redeem, in the manner hereinafter provided, all or, from time to time, any part of the Class A Preferred Shares, Class B1 Preferred Shares or Class B2 Preferred shares then outstanding on payment for each share to be redeemed of its Liquidation Amount together with, in each case, the amount of any declared and unpaid Fixed Dividends (the "**Redemption Price**").

6.2 The procedure for the redemption of the Preferred Shares shall be as follows:

6.2.1 notice of redemption of Preferred Shares shall be given by the Corporation not less than three (3) days and not more than thirty (30) days prior to the date specified for the redemption (the "**Redemption Date**") to each holder of Class A Preferred Shares, Class B1 Preferred Shares or Class B2 Preferred Shares, as the case may be. Such notice shall set out the Redemption Price, the Redemption Date and the place or places of redemption; and

6.2.2 the Corporation shall, at any time on or after the date of mailing of the notice of redemption, deposit the Redemption Price for each share to be redeemed in a special account for the holders of such shares in any Canadian chartered bank or trust company in Canada specified in the notice of redemption or in a subsequent notice to the holders of the shares to be redeemed, and upon such deposit being made or upon the Redemption Date, whichever is the later, the shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of each holder thereof after such deposit or such Redemption Date, as the case may be, shall be limited to receiving, without interest, their proportionate part of the total Redemption Price so deposited upon presentation and surrender of the certificates representing their shares so redeemed. Any interest on such deposit shall belong to the Corporation.

6.3 Redemption moneys that are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed (including moneys held on deposit to a special account as provided for in Section 6.2) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

6.4 The Corporation shall not redeem any Preferred Shares if it is in default of any term, condition or obligation attaching to the Exchangeable Shares or if the redemption would cause the Corporation to be in default of any term condition or obligation attaching to the Exchangeable Shares.

ARTICLE 7
CONVERSION OF PREFERRED SHARES

7.1 Holders of Preferred Shares may at any time and from time to time at their election convert any or all outstanding Preferred Shares they hold upon the following basis:

7.1.1 each Class A Preferred Share and each Class B1 Preferred Share is convertible into a number of Class A Non-Voting Shares determined by dividing (a) the sum of the Liquidation Amount for one Class A Preferred Share or Class B1 Preferred Share, as the case may be, together with any declared and unpaid Fixed Dividend thereon, by (b) the fair market value of a Class A Non-Voting Share at the time of conversion;

7.1.2 each Class B2 Preferred Share is convertible into a number of Class B Subordinate Voting Shares determined by dividing (a) the sum of the Liquidation Amount for one Class B2 Preferred Share, together with any declared and unpaid Fixed Dividend thereon, by (b) the fair market value of a Class B Subordinate Voting Share at the time of conversion.

7.2 To effect the conversion, a holder of Preferred Shares must deliver at an office of the Transfer Agent (i) a written notice to convert Preferred Shares, specifying the number of shares to be converted, and (ii) the certificate or certificates representing those shares. The notice of conversion, once delivered to the Transfer Agent, will be irrevocable. As promptly as practicable after receipt by the Transfer Agent of the notice of conversion and the certificate or certificates, the Transfer Agent will, on behalf of the Corporation, issue and deliver to the holder a certificate or certificates for the number of Class A Non-Voting Shares or Class B Subordinate Voting Shares, as the case may be, issuable upon the conversion. In the event of a conversion of only part of the Preferred Shares represented by a certificate, the Transfer Agent will also issue, on behalf of the Corporation, to the holder a certificate or certificates for the number of Preferred Shares not being so converted. A conversion will be deemed to have been consummated immediately prior to the close of business on the date the Transfer Agent receives the notice of conversion, or if the date of the Transfer Agent's receipt is not a Business Day, then the next Business Day.

ARTICLE 8
RANKING OF CLASS C PREFERRED SHARES

8.1 The Class C Preferred Shares will be entitled, subject to the prior rights of the holders of the Preferred Shares and the Class D Preferred Shares, to preference over the Restricted Shares and the Exchangeable Shares, with respect to the payment of dividends, provided, however, that no class of shares of the Corporation other than the Class D Preferred Shares will rank in priority to the Exchangeable Shares of the Corporation with respect to the entitlement to the payment of dividends when dividends are declared and paid on corresponding Molson Coors common stock as described in Article 3 of the Exchangeable Share Provisions.

8.2 The Class C Preferred Shares will be entitled, subject to the prior rights of the holders of the Exchangeable Shares, to preference over the Restricted Shares, the Preferred Shares and the Class D Preferred Shares with respect to the distribution of assets or property in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets or property of the Corporation among its shareholders for the purpose of winding up its affairs.

ARTICLE 9
DIVIDENDS ON CLASS C PREFERRED SHARES

9.1 The holders of Class C Preferred Shares shall be entitled to receive, if and when declared by the Board of Directors, fixed, cumulative dividends at a rate equal to 6% of the Liquidation Amount

of the Class C Preferred Shares per annum, payable in quarterly instalments on the last Business Day of the months of March, June, September and December in each year. If on any dividend payment date the Corporation shall not have paid the said dividends in full on all Class C Preferred Shares then outstanding such dividends or the unpaid part thereof shall be paid on a subsequent date or dates in priority to dividends on the Restricted Shares and the Exchangeable Shares and on any shares of any other class ranking junior as to the payment of dividends to the Class C Preferred Shares.

ARTICLE 10
DISTRIBUTION ON LIQUIDATION—CLASS C PREFERRED SHARES

10.1 Subject to Section 18.1, on the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of assets or property of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class C Preferred Shares shall be entitled to receive an amount per share equal to the Liquidation Amount divided by the number of issued and outstanding Class C Preferred Shares that time, together with the amount of any declared and unpaid dividends before any amount shall be paid or any assets or property of the Corporation distributed to the holders of any shares of the Corporation ranking junior to the Class C Preferred Shares.

10.2 Liquidation Amount shall mean, with respect to the Class C Preferred Shares, an aggregate amount of U.S. $1,000,000.

Article 11
VOTING—CLASS C PREFERRED SHARES

11.1 Except as otherwise provided in these provisions or by the provisions of applicable law, the holders of Class C Preferred Shares will not be entitled as such to receive notice of or to attend or to vote at any meeting of shareholders of the Corporation.

ARTICLE 12
REDEMPTION OF CLASS C PREFERRED SHARES

12.1 Subject to the provisions of applicable law and subject to the articles of the Corporation, the Corporation shall, on the date which is five years following issuance of the Class C Preferred Shares (the **"Mandatory Redemption Date"**) redeem all, but not less than all, of the Class C Preferred Shares then outstanding on payment of their Liquidation Amount together with all unpaid dividends, whether or not declared, which shall have accrued thereon and which, for such purpose, shall be treated as accruing up to the Mandatory Redemption Date (the "**Redemption Price**").

12.2 The procedure for the redemption of the Class C Preferred Shares shall be as follows:

12.2.1 notice of redemption of Class C Preferred Shares shall be given by the Corporation not less than three (3) days and not more than thirty (30) days prior to the Mandatory Redemption Date to each holder of Class C Preferred Shares. Such notice shall set out the Redemption Price, the Mandatory Redemption Date and the place or places of redemption;

12.2.2 the Corporation shall, at any time on or after the date of mailing of the notice of redemption, deposit the Redemption Price for the Class C Preferred Shares in a special account for the holders of such shares in any Canadian chartered bank or trust company in Canada specified in the notice of redemption, and upon the Mandatory Redemption Date, the Class C Preferred Shares shall be deemed to be redeemed and the rights of each holder thereof after such Mandatory Redemption Date shall be limited to receiving, without

interest, the proportionate part of the total Redemption Price applicable to such Class C Preferred Share upon presentation and surrender of the certificates representing the Class C Preferred Share so redeemed. Any interest on such deposit shall belong to the Corporation.

12.3 Redemption moneys that are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed (including moneys held on deposit to a special account as provided for in Section 12.2) for a period of six years from the date specified for redemption shall be forfeited to the Corporation.

12.4 The Corporation shall not redeem any Class C Preferred Shares if it is in default of any term, condition or obligation attaching to the Exchangeable Shares or if the redemption would cause the Corporation to be in default of any term condition or obligation attaching to the Exchangeable Shares.

ARTICLE 13
CLASS D PREFERRED SHARES

13.1 The Class D Preferred Shares may at any time or from time to time be issued in one or more series. Except as otherwise provided in the articles of the Corporation or by the provisions of applicable law, the Board of Directors may from time to time before the issue thereof fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of Class D Preferred Shares.

13.2 The rights, privileges, restrictions and conditions attaching to the Class D Preferred shares as a class shall be as follows:

13.2.1 except as otherwise provided in these provisions or by the provisions of applicable law, the holders of Class D Preferred Shares will not be entitled as such to receive notice of or to attend or to vote at any meeting of shareholders of the Corporation;

13.2.2 the holders of Class D Preferred Shares will be entitled, *pari passu* with the holders of the Preferred Shares, to preference over the Restricted Shares, the Class C Preferred Shares and the Exchangeable Shares, with respect to the payment of dividends;

13.2.3 the holders of Class D Preferred Shares will be entitled, *pari passu* with the holders of the Preferred Shares, but subject to the prior rights of the holders of the Class C Preferred Shares and Exchangeable Shares, to preference over the Restricted Shares with respect to the distribution of assets or property in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets or property of the Corporation among its shareholders for the purpose of winding up its affairs.

ARTICLE 14
RANKING OF RESTRICTED SHARES

14.1 The Class A Non-Voting Shares, Class B Subordinate Voting Shares and Class C Restricted Voting Shares will rank *pari passu* with each other, and will be entitled, subject to the prior rights of Preferred Shares, Class C Preferred Shares and Class D Preferred Shares, to a preference over the Exchangeable Shares and any other shares ranking junior to the Restricted Shares with respect to the payment of dividends, provided, however, that no class of shares of the Corporation other than the Class D Preferred Shares will rank in priority to the Exchangeable Shares of the Corporation with respect to the entitlement to the payment of dividends when dividends are declared and paid on corresponding Coors Common Stock as described in Article 3 of the Exchangeable Share Provisions.

14.2 The Class A Non-Voting Shares, Class B Subordinate Voting Shares and Class C Restricted Voting Shares will rank *pari passu* with each other and junior to any other class of shares of the Corporation with respect to the distribution of assets or property in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets or property of the Corporation among its shareholders for the purpose of winding up its affairs.

ARTICLE 15
VOTING—RESTRICTED SHARES

15.1 Except as otherwise provided in these provisions or by the provisions of applicable law,

15.1.1 the holders of Class A Non-Voting Shares will not be entitled as such to receive notice of or to attend or to vote at any meeting of shareholders of the Corporation;

15.1.2 subject to the rights of the holders of any other class, or of any series of any other class, of shares of the Corporation entitled to have separate meetings of that class or series or to vote separately as a class or series, the holders of Class B Subordinate Voting Shares and Class C Restricted Voting Shares will:

15.1.2.1 be entitled to receive notice of and to attend all annual and special meetings of shareholders of the Corporation;

15.1.2.2 vote together with the holders of the Class B2 Preferred Shares as a single class on all matters requiring shareholder approval (with each holder of Class B2 Preferred Shares and Class B Subordinate Voting Shares entitled to one vote per share and each holder of Class C Restricted Voting Shares entitled to [5,000] votes per share), except:

(a) the holders of Class B2 Preferred Shares and Class B Subordinate Voting Shares will have, voting together as a single class, 25% of the total votes entitled to be cast for the election of directors of the Corporation, and

(b) where voting as a separate class is required by applicable law.

ARTICLE 16
DIVIDENDS ON RESTRICTED SHARES

16.1 After payment of amounts to which holders of Class A Preferred Shares, Class B1 Preferred Shares, Class B2 Preferred Shares, Class C Preferred Shares, Class D Preferred Shares and Exchangeable Shares may be entitled, each class of Restricted Shares is entitled to dividends if, as and when declared by the board of directors of the Corporation, provided that no dividend may be paid on the shares of a class of Restricted Shares unless an equivalent dividend per share is paid on each other class of Restricted Shares.

ARTICLE 17
DISTRIBUTION ON LIQUIDATION—RESTRICTED SHARES

17.1 Subject to Section 18.1, on the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of assets or property of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of Class A Non-Voting Shares shall be entitled to receive the remaining assets or property of the Corporation *pari passu* with the holders of Class B Subordinate Voting Shares and Class C Restricted Voting Shares, after payment of amounts to which holders of Class A Preferred Shares, Class B1 Preferred Shares, Class B2

Preferred Shares, Class C Preferred Shares, Class D Preferred Shares and Exchangeable Shares may be entitled.

ARTICLE 18
WITHHOLDING RIGHTS AND TAX

18.1 The Corporation shall be entitled to deduct and withhold from any dividend or amount otherwise payable to any holder of Preferred Shares, Class C Preferred Shares, Class D Preferred Shares or Restricted Shares ("Payee") such amounts as the Corporation is, (i) required to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case, as amended or succeeded or (ii) entitled to withhold under section 116 of the ITA or any analogous provision of provincial laws. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Payee in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or entitled to be deducted or withheld from any payment to a Payee exceeds the cash portion of the consideration otherwise payable to the Payee, the Corporation is hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Corporation to enable it to comply with such deduction or withholding requirement or entitlement and the Corporation shall notify the Payee thereof and remit any unapplied balance of the net proceeds of such sale. References in this section to the ITA are to the ITA as amended from time to time.

ARTICLE 19
NOTICES

19.1 Subject to Section 19.2, any notice, cheque or other communication from the Corporation herein provided for or required by law shall be sufficiently given if delivered or if sent by ordinary unregistered mail, postage prepaid, or, in the case of a notice of redemption, by prepaid registered mail, to the holders of Restricted Shares, Preferred Shares, the Class C Preferred Shares and the Class D Preferred Shares at their respective addresses appearing on the books of the Corporation or, in the event of the address of any of such holders not so appearing, then at the last address of such holder known to the Corporation. Accidental failure to give any such notice or other communication to one or more holders of the said classes or series of shares shall not affect the validity of the notices or other communications properly given or any action taken pursuant to such notice or other communications but, upon such failure being discovered, the notice or other communication, as the case may be, shall be sent forthwith to such holder or holders.

19.2 If there exists any actual or apprehended disruption of mail services in any province in which there are holders of Restricted Shares, Preferred Shares, Class C Preferred Shares or Class D Preferred Shares whose addresses appear on the books of the Corporation to be in such province, notice may (but need not) be given to the holders in such province by means of delivery by courier at the addresses of holders of such shares as appearing on the books of the Corporation or by means of publication in each of two successive weeks in a newspaper of general circulation published in the capital city of such province, or if the Corporation maintains a register of transfers for the Restricted Shares, Preferred Shares, Class C Preferred Shares or Class D Preferred Shares in such province, then in the city in such province where the register of transfers is maintained. Notice given as aforesaid shall be deemed for all purposes to be proper notice.

19.3 Notice given by mail or courier shall be deemed to be given on the day upon which it is mailed or sent by courier, as the case may be, and notice given by publication shall be deemed to be given on the day on which the first publication is completed in any city in which notice is published.

APPENDIX III

NO TERMS OF ANY OPTIONS

HAVE BEEN AMENDED

FORM OF EXCHANGEABLE SHARE SUPPORT AGREEMENT

SUPPORT AGREEMENT

AGREEMENT made as of the ● day of ● , 2004.

B E T W E E N:

ADOLPH COORS COMPANY,
a corporation existing under the laws of the State of Delaware
(hereinafter referred to as **"Coors"**),

OF THE FIRST PART,

-and-

MOLSON COORS CALLCO ULC,
an unlimited liability company existing under the laws of Nova Scotia, Canada
(hereinafter referred to as **"Callco"**),

OF THE SECOND PART,

-and-

MOLSON COORS CANADA INC.
a company existing under the *Canada Business Corporations Act*
(hereinafter referred to as **"Exchangeco"**),

OF THE THIRD PART.

WHEREAS in connection with a Combination Agreement (the **"Combination Agreement"**) dated as of July 21, 2004, as amended, among Coors, Molson Inc. ("**Molson**") and Exchangeco, Exchangeco is to issue Class A Exchangeable Shares and Class B Exchangeable Shares (the **"Exchangeable Shares"**) to certain holders of shares of Molson pursuant to the plan of arrangement (the **"Arrangement"**) contemplated by the Combination Agreement;

AND WHEREAS, pursuant to the Combination Agreement, Coors has agreed to execute a support agreement substantially in the form of this Agreement;

NOW THEREFORE the parties hereto covenant and agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Defined Terms

Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning ascribed thereto in the rights, privileges, restrictions and conditions (collectively, the **"Share Provisions"**) attaching to the Exchangeable Shares attached as Appendix 1 to the Plan of Arrangement as set out in the Articles of Arrangement of Molson, unless the context requires otherwise.

1.2 Interpretation Not Affected by Headings

The division of this agreement into Articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement. Unless otherwise indicated, all references to an "Article" or "section" followed by a number and/or a letter refer to the specified Article or section of this agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this agreement and not to any particular Article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, Gender

Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.

1.4 Date for any Action

If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day. For the purposes of this agreement, a **"Business Day"** means any day on which commercial banks are open for business in Montréal, Québec or in Denver, Colorado, other than a Saturday, a Sunday or a day observed as a holiday in Montréal, Québec or in Denver, Colorado.

ARTICLE 2

COVENANTS OF COORS AND EXCHANGECO

2.1 Covenants Regarding Exchangeable Shares

So long as any Exchangeable Shares not owned by Coors or its Affiliates are outstanding, Coors will:

(a) not declare or pay any dividend on the Coors Class A Common Stock or Coors Class B Common Stock unless (i) Exchangeco shall simultaneously declare or pay, as the case may be, an equivalent dividend (as provided for in the Share Provisions) on the Corresponding Exchangeable Shares and Exchangeco shall have sufficient money or other assets or authorized but unissued securities available to enable the due declaration and the due and punctual payment, in accordance with applicable law, of any such dividend on the Corresponding Exchangeable Shares; or, (ii) if the dividend is a stock dividend, in lieu of such dividend, Exchangeco effects an economically equivalent (as determined in accordance with section 2.7(d)) subdivision of the outstanding Exchangeable Shares;

(b) advise Exchangeco sufficiently in advance of the declaration by Coors of any dividend on Coors Class A Common Stock or Coors Class B Common Stock and take all such other actions as are reasonably necessary, in co-operation with Exchangeco, to ensure that the respective declaration date, record date and payment date for a dividend on the Corresponding Exchangeable Shares shall be the same as the declaration date, record date and payment date for the corresponding dividend on the Coors Class A Common Stock or Coors Class B Common Stock;

(c) ensure that the record date for any dividend declared on Coors Class A Common Stock or Coors Class B Common Stock is not less than 10 Business Days after the declaration date of such dividend;

(d) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Exchangeco, in accordance with applicable law, to pay and otherwise perform its obligations (i) as set forth in Section 3.2 of the Share Provisions and (ii) with respect to the satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price in respect of each issued and outstanding Exchangeable Share (other than Exchangeable Shares owned by Coors or its Affiliates) upon the liquidation, dissolution or winding-up of Exchangeco, the delivery of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by Exchangeco, as the case may be, including without limitation all such actions and all such things as are necessary or desirable to enable and permit Exchangeco to cause to be delivered Corresponding Coors Shares to the holders of

Exchangeable Shares in accordance with the provisions of Article 5, 6 or 7, as the case may be, of the Share Provisions;

(e) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Callco, in accordance with applicable law, to perform its obligations arising upon the exercise by it of the Liquidation Call Right, the Retraction Call Right or the Redemption Call Right, including without limitation all such actions and all such things as are necessary or desirable to enable and permit Callco to cause to be delivered Corresponding Coors Shares to the holders of Exchangeable Shares in accordance with the provisions of the Liquidation Call Right, the Retraction Call Right or the Redemption Call Right, as the case may be; and

(f) not (and will ensure that Callco and its Affiliates do not) exercise its vote as a shareholder to initiate the voluntary liquidation, dissolution or winding up of Exchangeco (or any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding-up its affairs) nor take any action or omit to take any action (and will not permit Callco or any of its Affiliates to take any action or omit to take any action) that is designed to result in the liquidation, dissolution or winding-up of Exchangeco or any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding up its affairs.

2.2 Segregation of Funds

Coors will cause Exchangeco to deposit a sufficient amount of funds in a separate account of Exchangeco and segregate a sufficient amount of such other assets and property as is necessary to enable Exchangeco to pay dividends and other amounts when due under Article 3 of the Share Provisions and to pay or otherwise satisfy its respective obligations under Article 5, 6 or 7 of the Share Provisions, as applicable.

2.3 Reservation of Corresponding Coors Shares

Coors hereby represents, warrants and covenants in favour of Exchangeco that Coors has reserved for issuance and will, at all times while any Exchangeable Shares (other than Exchangeable Shares held by Coors or its Affiliates) are outstanding, keep available, free from pre-emptive and other rights, out of its authorized and unissued capital stock such number of Corresponding Coors Shares (or other shares or securities into which Corresponding Coors Shares may be reclassified or changed as contemplated by section 2.7 hereof) without duplication (a) as is equal to the sum of (i) the number of Exchangeable Shares issued and outstanding from time to time and (ii) the number of Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time and (b) as are now and may hereafter be required to enable and permit Coors to meet its obligations under the Voting and Exchange Trust Agreement and under any other security or commitment pursuant to which Coors may now or hereafter be required to issue Corresponding Coors Shares, to enable and permit Callco to meet its obligations under each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right and to enable and permit Exchangeco to meet its respective obligations hereunder and under the Share Provisions.

2.4 Notification of Certain Events

In order to assist Coors to comply with its obligations hereunder and to permit Callco to exercise the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, Exchangeco will notify Coors and Callco of each of the following events at the time set forth below:

(a) in the event of any determination by the Board of Directors of Exchangeco to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Exchangeco or to effect any other distribution of the assets of Exchangeco among its shareholders for the

purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution;

(b) promptly, upon the earlier of receipt by Exchangeco of notice of and Exchangeco otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Exchangeco or to effect any other distribution of the assets of Exchangeco among its shareholders for the purpose of winding up its affairs;

(c) immediately, upon receipt by Exchangeco of a Retraction Request;

(d) on the same date on which notice of redemption is given to holders of Exchangeable Shares, upon the determination of a Redemption Date in accordance with the Share Provisions; and

(e) as soon as practicable upon the issuance by Exchangeco of any Exchangeable Shares or rights to acquire Exchangeable Shares (other than the issuance of Exchangeable Shares and rights to acquire Exchangeable Shares in exchange for outstanding Molson Class A Shares, Molson Class B Shares or Holding Company Shares (all as defined in the Arrangement) pursuant to the Arrangement).

2.5 Delivery of Corresponding Coors Shares to Exchangeco and Callco

In furtherance of its obligations under sections 2.1(d) and (e) hereof, upon notice from Exchangeco or Callco of any event that requires Exchangeco or Callco to cause Corresponding Coors Shares to be delivered to any holder of Exchangeable Shares, Coors shall forthwith issue and deliver or cause to be delivered to Exchangeco or Callco (or as Exchangeco or Callco shall direct) the requisite number of Corresponding Coors Shares to be received by, and issued to or to the order of, the former holder of the surrendered Exchangeable Shares. All such Corresponding Coors Shares shall be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance. In consideration of the issuance and delivery of each such Corresponding Coors Share, Exchangeco or Callco, as the case may be, shall pay a purchase price equal to the fair market value of such Corresponding Coors Shares.

2.6 Qualification of Corresponding Coors Shares

If any Corresponding Coors Shares (or other shares or securities into which Corresponding Coors Shares may be reclassified or changed as contemplated by section 2.7 hereof) to be issued and delivered hereunder require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian or United States federal, provincial or state securities or other law or regulation or pursuant to the rules and regulations of any securities or other regulatory authority or the fulfillment of any other United States or Canadian legal requirement before such shares (or such other shares or securities) may be issued by Coors and delivered by Coors at the direction of Callco or Exchangeco, if applicable, to the holder of surrendered Exchangeable Shares or in order that such shares (or such other shares or securities) may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" for purposes of Canadian provincial securities law or an "affiliate" of Coors for purposes of United States federal or state securities law), Coors will in good faith expeditiously take all such actions and do all such things as are necessary or desirable to cause such Corresponding Coors Shares (or such other shares or securities) to be and remain duly registered, qualified or approved under United States and/or Canadian law, as the case may be. Coors will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Corresponding Coors Shares (or such other shares or securities) to be delivered hereunder to be listed, quoted or posted for trading on all stock exchanges

and quotation systems on which outstanding Corresponding Coors Shares (or such other shares or securities) have been listed by Coors and remain listed and are quoted or posted for trading at such time.

2.7 Economic Equivalence

So long as any Exchangeable Shares not owned by Coors or its Affiliates are outstanding:

(a) Coors will not without prior approval of Exchangeco and the prior approval of the holders of the affected class of Exchangeable Shares given in accordance with section 10.2 of the Share Provisions:

(i) issue or distribute Corresponding Coors Shares (or securities exchangeable for or convertible into or carrying rights to acquire Corresponding Coors Shares) to the holders of all or substantially all of the then outstanding Corresponding Coors Shares by way of stock dividend or other distribution, other than an issue of Corresponding Coors Shares (or securities exchangeable for or convertible into or carrying rights to acquire Corresponding Coors Shares) to holders of Corresponding Coors Shares who exercise an option to receive dividends in Corresponding Coors Shares (or securities exchangeable for or convertible into or carrying rights to acquire Corresponding Coors Shares) in lieu of receiving cash dividends; or

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Corresponding Coors Shares entitling them to subscribe for or to purchase Corresponding Coors Shares (or securities exchangeable for or convertible into or carrying rights to acquire Corresponding Coors Shares); or

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Corresponding Coors Shares (A) shares or securities of Coors of any class other than Corresponding Coors Shares (other than shares convertible into or exchangeable for or carrying rights to acquire Corresponding Coors Shares), (B) rights, options or warrants other than those referred to in section 2.7(a)(ii) above, (C) evidences of indebtedness of Coors or (D) assets of Coors,

unless the economic equivalent on a per share basis of such rights, options, securities, shares, evidences of indebtedness or other assets is issued or distributed simultaneously to holders of the affected class of Exchangeable Shares; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Coors in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Combination Agreement.

(b) Coors will not without the prior approval of Exchangeco and the prior approval of the holders of the affected class of Exchangeable Shares given in accordance with section 10.2 of the Share Provisions:

(i) subdivide, redivide or change the then outstanding Corresponding Coors Shares into a greater number of Corresponding Coors Shares; or

(ii) reduce, combine, consolidate or change the then outstanding Corresponding Coors Shares into a lesser number of Corresponding Coors Shares; or

(iii) reclassify or otherwise change Corresponding Coors Shares or effect an amalgamation, merger, reorganization or other transaction affecting Corresponding Coors Shares,

unless the same or an economically equivalent change shall simultaneously be made to, or in the rights of the holders of, the affected class of Exchangeable Shares.

(c) Coors will ensure that the record date for any event referred to in section 2.7(a) or 2.7(b) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than five Business Days after the date on which such event is declared or announced by Coors (with contemporaneous notification thereof by Coors to Exchangeco).

(d) The Board of Directors of Exchangeco shall determine, in good faith and in its sole discretion with assistance of such reputable and qualified financial advisors and/or such experts as the Board of Directors of Exchangeco may require, economic equivalence for the purposes of any event referred to in section 2.7(a) or 2.7(b) above and each such determination shall be conclusive and binding on Coors. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors of Exchangeco to be relevant, be considered by the Board of Directors of Exchangeco:

(i) in the case of any stock dividend or other distribution payable in Coors Class A Common Stock or Coors Class B Common Stock, the number of such shares issued in proportion to the number of Coors Class A Common Stock or Coors Class B Common Stock previously outstanding;

(ii) in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase Coors Class A Common Stock or Coors Class B Common Stock (or securities exchangeable for or convertible into or carrying rights to acquire Coors Class A Common Stock or Coors Class B Common Stock), the relationship between the exercise price of each such right, option or warrant and the Current Market Price of Corresponding Coors Common Stock;

(iii) in the case of the issuance or distribution of any other form of property (including without limitation any shares or securities of Coors of any class other than Coors Class A Common Stock or Coors Class B Common Stock, any rights, options or warrants other than those referred to in section 2.7(d)(ii) above, any evidences of indebtedness of Coors or any assets of Coors), the relationship between the fair market value (as determined by the Board of Directors of Exchangeco in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Share of Coors Class A Common Stock or Coors Class B Common Stock and the Current Market Price of Corresponding Coors Common Stock;

(iv) in the case of any subdivision, redivision or change of the then outstanding Coors Class A Common Stock or Coors Class B Common Stock into a greater number of Coors Class A Common Stock or Coors Class B Common Stock or the reduction, combination, consolidation or change of the then outstanding Coors Class A Common Stock or Coors Class B Common Stock into a lesser number of Coors Class A Common Stock or Coors Class B Common Stock or any amalgamation, merger, reorganization or other transaction affecting Coors Class A Common Stock or Coors Class B Common Stock, the effect thereof upon the then outstanding Coors Class A Common Stock or Coors Class B Common Stock; and

(v) in all such cases, the general taxation consequences of the relevant event to beneficial owners of Corresponding Exchangeable Shares to the extent that such consequences may differ from the general taxation consequences to such beneficial owners determined as if they beneficially owned Coors Class A Common Stock or Coors Class B Common Stock at the relevant time as a result of differences between taxation laws of Canada and the United States (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of beneficial owners of Corresponding Exchangeable Shares).

(e) Exchangeco agrees that, to the extent required, upon due notice from Coors, Exchangeco will use its best efforts to take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate dividends are paid or other distributions are made by Exchangeco, or subdivisions, redivisions or changes are made to the Corresponding Exchangeable Shares, in order to implement the required economic equivalence with respect to the Coors Class A Common Stock or Coors Class B Common Stock and Corresponding Exchangeable Shares as provided for in this section 2.7.

2.8 Tender Offers

(a) For so long as Exchangeable Shares remain outstanding (not including Exchangeable Shares held by Coors and its Affiliates):

(i) No tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to Coors Class A Common Stock or Coors Class B Common Stock (an "**Offer**") will be proposed or recommended by Coors or the Board of Directors of Coors or otherwise effected with the consent or approval of the Board of Directors of Coors unless the holders of Exchangeable Shares (other than Coors and its Affiliates) participate in such Offer to the same extent and on an economically equivalent basis as the holders of Coors Class A Common Stock and Coors Class B Common Stock, without discrimination. Without limiting the generality of the foregoing, except in order to permit the Board of Directors of Coors to fulfill its fiduciary duties under applicable law, neither Coors nor the Board of Directors of Coors will approve or recommend any Offer or take any action in furtherance of an Offer unless the holders of Exchangeable Shares may participate in such Offer without being required to retract Exchangeable Shares as against Exchangeco.

(ii) In the case of an Offer or an Exclusionary Offer, Coors will use its commercially reasonable efforts expeditiously and in good faith to put in place procedures or to cause the Transfer Agent to put in place procedures to ensure that holders of Corresponding Exchangeable Shares may participate in each such Offer without being required to retract Corresponding Exchangeable Shares as against Exchangeco (or, if so required, to ensure that any such retraction shall be conditional upon and shall only be effective if the Corresponding Coors Common Stock tendered or deposited under such Offer is taken up).

2.9 Ownership of Outstanding Shares

Without the prior approval of Exchangeco and the prior approval of the holders of the affected class of Exchangeable Shares given in accordance with section 10.2 of the Share Provisions, Coors covenants and agrees in favour of Exchangeco that, as long as any outstanding Exchangeable Shares are owned by any Person other than Coors or any of its Affiliates, Coors will be and remain the direct or indirect beneficial owner of no less than two thirds of all issued and outstanding voting shares in the capital of Exchangeco and Callco.

2.10 Coors and Affiliates Not to Vote Exchangeable Shares

Coors covenants and agrees in favour of Exchangeco that it will appoint and cause to be appointed proxyholders with respect to all Exchangeable Shares held by it and its Affiliates for the sole purpose of attending each meeting of holders of a class of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. Coors further covenants and agrees that it will not, and will cause its Affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of the CBCA (or any successor or other corporate statute by which Exchangeco may in the future be

governed) with respect to any Exchangeable Shares held by it or by its Affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.11 Rule 10b-18 Purchases

For certainty, nothing contained in this Agreement, including without limitation the obligations of Coors contained in section 2.8 hereof, shall limit the ability of Coors or Exchangeco to make a "Rule 10b-18 Purchase" of Shares pursuant to Rule 10b-18 of the United States *Securities Exchange Act of 1934*, as amended.

2.12 Canadian Reporting Issuer Status

Coors covenants and agrees in favour of Exchangeco that, as long as any outstanding Exchangeable Shares are owned by any Person other than Coors or any of its Affiliates, Coors will use its commercially reasonable efforts (i) to maintain Exchangeco's status as a reporting issuer in good standing under the *Securities Act* (Quebec) and equivalent securities legislation in all provinces and territories of Canada and (ii) to maintain Exchangeco's qualification to file a prospectus in the form of a short form prospectus in every province and territory of Canada under National Instrument 44-101 ("**NI 44-101**") of the Canadian Securities Administrators or any instrument, policy or rule in any province or territory of Canada which replaces NI 44-101, provided that such qualification can be maintained substantially through the provision of the continuous disclosure and financial reporting information of Coors as filed with the United States Securities and Exchange Commission ("**SEC**").

2.13 Solvency of Exchangeco

Coors covenants and agrees in favour of Exchangeco that, prior to the Effective Time and thereafter for so long as any Exchangeable Shares are owned by any Person other than Coors or its Affiliates, Coors shall give due regard to taking such necessary action within its control (including taking into account the interests of the holders of Exchangeable Shares) to ensure that at all times during such period Exchangeco shall meet the solvency tests under the CBCA prescribed in respect of the declaration or payment of dividends and the redemption of its shares (provided Coors meets any such comparable tests at such time).

2.14 Canadian Tax Status

(a) Coors hereby represents and warrants in favour of Exchangeco that it is not a "specified financial institution" ("**SFI**") (assuming Molson itself is not an SFI at the Effective Date) or a "foreign investment entity", both within the meaning of the ITA (assuming the enactment into law and the proclamation into force of proposed sections 94.1 to 94.4 and related provisions as contained in the October 30, 2003 Notice of Ways and Means Motion), nor a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the *United States Internal Revenue Code of 1986*, as amended.

(b) Coors covenants and agrees in favour of Exchangeco that, following the Effective Time and while any Exchangeable Shares (other than any Exchangeable Shares owned by Coors or any of its Affiliates) are outstanding, (i) Coors will use its reasonable best efforts to ensure that Exchangeco (or any successor thereto as the issuer of the Exchangeable Shares) will continue to be a "taxable Canadian corporation" and a "public corporation" within the meaning of the ITA (as of the Effective Time and any modifications of such definitions which are consistent with the general principle thereof), and (ii) Coors will use its reasonable best efforts to ensure that the Exchangeable Shares are listed on a "prescribed stock exchange in Canada" within the meaning of the ITA (as of the Effective Time and any modifications of such definition which are consistent with the general principle thereof).

(c) Coors covenants and agrees in favour of Exchangeco that as long as there are any Exchangeable Shares outstanding (other than Exchangeable Shares held by Coors or any of its Affiliates), and if required to cause Exchangeable Shares not to be "foreign property" within the meaning of subsection 206(1) of the ITA (as of the Effective Time and any modifications of such definition which are consistent with the general principle thereof), Coors shall use its reasonable best efforts to cause Exchangeco to maintain a substantial presence in Canada for purposes of subsection 206(1.1) of the ITA (as of the Effective Time and any modifications of such concept which are consistent with the general principle thereof).

(d) Coors covenants and agrees in favour of Exchangeco that, so long as any outstanding Exchangeable Shares are owned by an Original Significant Exchangeable Shareholder, it will take all steps within its control necessary to ensure that it will not become an SFI within the meaning of the ITA (as of the Effective Time and any modifications of such definition which are consistent with the general principle thereof). This covenant will not prevent Coors or an Affiliate from effecting an acquisition of or merger or combination with another corporation where (a) each Original Significant Exchangeable Shareholder consents in writing to such merger or acquisition, (b) Coors indemnifies each Original Significant Exchangeable Shareholder on an after-tax basis for any losses arising from Coors becoming an SFI within the meaning of the ITA (as of the Effective Time and any modifications of such definition which are consistent with the general principle thereof), or (c) Coors ensures that it is not an SFI within the meaning of the ITA (as of the Effective Time and any modifications of such definition which are consistent with the general principles thereof) from and after the earlier of (i) 60 days following the entering into of a definitive agreement relating to such merger, combination or acquisition, and (ii) the date of payment of the first dividend on the Exchangeable Shares following the entering into of such definitive agreement. For the purpose of the foregoing, an "Original Significant Exchangeable Shareholder" is a shareholder who (i) pursuant to the Arrangement, received, and (ii) at any subsequent time when its status as an Original Significant Exchangeable Shareholder is being determined, holds more than 10% of the shares of any class of Exchangeable Shares, and all of the Exchangeable Shares owned by (1) such Person, (2) any other Person with whom the shareholder does not deal at arm's length for purposes of the ITA (as of the Effective Time and any modifications of such definition which are consistent with the general principle thereof) and (3) any trust of which the shareholder is a beneficiary, have an aggregate fair market value of at least $25,000,000. This covenant does not apply to the extent that Molson is an SFI within the meaning of the ITA as at the Effective Date.

(e) Coors covenants and agrees in favour of Exchangeco that, so long as any outstanding Exchangeable Shares or Coors Stock are owned by any Original Significant Canadian Shareholder, it will take all steps within its control necessary to ensure that it will not become a "foreign investment entity" within the meaning of the ITA (as of the Effective Time (assuming the enactment into law and the proclamation into force of proposed sections 94.1 to 94.4 and related provisions as contained in the October 30, 2003 Notice of Ways and Means Motion) and any modifications of such definition which are consistent with the general principle thereof). This covenant will not prevent Coors or an Affiliate from undertaking any business or activity where each Original Significant Canadian Shareholder consents in writing to such business or activity. For the purpose of the foregoing, an "Original Significant Canadian Shareholder" is a shareholder who (i) pursuant to the Arrangement, received, and (ii) at any subsequent time when its status as an Original Significant Canadian Shareholder is being determined, holds, more than 10% of the shares of any class of Exchangeable Shares or Coors Stock (including for this purpose any shares held by a Person with whom the shareholder does not deal at arm's length for purposes of the ITA (as of the Effective Time and any modifications of such definition which are consistent with the general principle

thereof)) or any shares of any class of Exchangeable Shares or Coors Stock in which there are fewer than 150 holders each holding Cdn.$500 worth of shares.

(f) Coors covenants and agrees in favour of Exchangeco to cause Exchangeco to elect under section 191.2 of the ITA in respect of the Exchangeable Shares.

(g) Coors covenants and agrees in favour of Exchangeco that so long as any outstanding Exchangeable Shares are owned by any Person other than Coors or any of its Affiliates, Coors shall not, and agrees to cause its Affiliates to not, take any action relating to a plan or agreement of complete or partial liquidation, dissolution or winding-up, merger, consolidation, continuation, change of residence, amalgamation, restructuring, recapitalization or other material reorganization of Exchangeco or its successors or Callco or its successors, as the case may be, that results, prior to a Redemption Date, in (i) the recognition under the ITA (or the provincial equivalent) of any accrued gain on a holder's Exchangeable Shares, recognition of which was deferred on the consummation of the transactions contemplated by the Combination Agreement, (ii) dividends on the Exchangeable Shares being ineligible for the dividend gross-up and tax credit under the ITA (or the provincial equivalent) for individuals resident in Canada for purposes of the ITA and the inter-corporate dividend deduction under the ITA (or the provincial equivalent) for corporations resident in Canada for purposes of the ITA, or (iii) dividends on the Exchangeable Shares being subject to withholding tax (other than withholding tax imposed under the laws of Canada or the United States or a state, province, territory or other political subdivision thereof). References in this clause to the ITA shall be to the ITA as of the Effective Time and any modifications thereof which are consistent with the general principle thereof.

(h) Coors covenants and agrees in favour of Exchangeco that it will take all steps within its control necessary to ensure that it will not become a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code.

2.15 Safe Income Transaction

In connection with requests relating to the future crystallizations of "safe income" attaching to the Exchangeable Shares held and beneficially owned by a holder resident in Canada for purposes of the ITA (as of the Effective Time and any modifications of such concept which are consistent with the general purpose thereof) (the "**Requesting Shareholder**"), Coors agrees to consider such requests in good faith with a view toward accommodating reasonable requests and undertakes no more frequently than annually to provide to its auditors financial information relating thereto, and to instruct its auditors to provide to the Requesting Shareholder a calculation of "safe income" reasonably arrived at (the "**Safe Income Computation**"). Such calculation shall be based on a statement of methodology to be provided by the Requesting Shareholder in sufficient detail to enable the auditors to provide such calculation in an efficient manner. The Requesting Shareholder will assume all costs and expenses relating to the Safe Income Computation and acknowledges that neither Coors nor Exchangeco is in any way liable for the accuracy or completeness of the Safe Income Computation or for the correctness or suitability of the methodology provided by the Requesting Shareholder. The Requesting Shareholder will be required to acknowledge that any information furnished by Coors or Exchangeco in connection with the Safe Income Computation is confidential and to undertake not to disclose such information without the prior written approval of Coors, not to be unreasonably withheld.

2.16 Indemnity

Coors covenants and agrees in favour of Exchangeco to indemnify and hold holders of Exchangeable Shares harmless from and against any claims, demands, actions, causes of action, judgments, damages, losses, liabilities, costs or expenses (including interest, penalties and reasonable

attorneys' and experts' fees and disbursements) which are made against or incurred by such holders of Exchangeable Shares in their capacity as shareholders of Exchangeco primarily as a result of, arising out of or relating to the fact that Exchangeco has been or is an operating subsidiary of Coors rather than a special purpose vehicle.

ARTICLE 3

COORS SUCCESSORS

3.1 Certain Requirements in Respect of Combination, etc.

As long as any Exchangeable Shares (other than those owned by Coors or its affiliates) are outstanding, Coors shall not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of a merger, of the continuing corporation resulting therefrom unless, but may do so if:

(a) such other Person or continuing corporation (the "**Coors Successor**") by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Coors Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Coors Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Coors under this Agreement; and

(b) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.

3.2 Vesting of Powers in Successor

Whenever the conditions of section 3.1 have been duly observed and performed, the parties, if required by section 3.1, shall execute and deliver the supplemental agreement provided for in section 3.1(a) and thereupon the Coors Successor shall possess and from time to time may exercise each and every right and power of Coors under this Agreement in the name of Coors or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Board of Directors of Coors or any officers of Coors may be done and performed with like force and effect by the directors or officers of such Coors Successor.

3.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned direct or indirect subsidiary of Coors (other than Exchangeco or Callco) with or into Coors or the winding-up, liquidation or dissolution of any wholly-owned direct or indirect subsidiary of Coors (other than Exchangeco or Callco) provided that all of the assets of such subsidiary are transferred to Coors or another wholly-owned direct or indirect subsidiary of Coors or any other distribution of the assets of any wholly-owned direct or indirect subsidiary of Coors among the shareholders of such subsidiary, and any such transactions are expressly permitted by this Article 3.

ARTICLE 4

GENERAL

4.1 Term

This Agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any Person other than Coors and any of its Affiliates.

4.2 Changes in Capital of Coors and Exchangeco

At all times after the occurrence of any event contemplated pursuant to sections 2.7 and 2.8 hereof or otherwise, as a result of which any of the Coors Class A Common Stock, Coors Class B Common Stock or the Exchangeable Shares or all are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, *mutatis mutandis*, to all new securities into which Coors Class A Common Stock, Coors Class B Common Stock or the Exchangeable Shares or all are so changed and the parties hereto shall execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3 Severability

If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this Agreement shall not in any way be affected or impaired thereby and this Agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

4.4 Amendments, Modifications

Subject to Sections 4.2, 4.3 and 4.5, this Agreement may not be amended or modified except by an agreement in writing executed by Exchangeco, Callco and Coors and approved by the holders of the affected class of the Exchangeable Shares in accordance with section 10.2 of the Share Provisions.

4.5 Ministerial Amendments

Notwithstanding the provisions of section 4.4, the parties to this Agreement may in writing at any time and from time to time, without the approval of the holders of the affected class of the Exchangeable Shares, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all parties provided that the Board of Directors of each of Exchangeco, Callco and Coors shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the affected class of the Exchangeable Shares;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of each of Exchangeco, Callco and Coors, it may be expedient to make, provided that each such Board of Directors shall be of the good faith opinion that such amendments or modifications will not be prejudicial to the rights or interests of the holders of the affected class of the Exchangeable Shares; or

(c) making such changes or corrections which, on the advice of counsel to Exchangeco, Callco and Coors, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Boards of Directors of each of Exchangeco, Callco and Coors shall be of the good faith

opinion that such changes or corrections will not be prejudicial to the rights or interests of the holders of the affected class of the Exchangeable Shares.

4.6 Meeting to Consider Amendments

Exchangeco, at the request of Coors, shall call a meeting or meetings of the holders of the affected class of Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval pursuant to section 4.4 hereof. Any such meeting or meetings shall be called and held in accordance with the bylaws of Exchangeco, the Share Provisions and all applicable laws.

4.7 Amendments Only in Writing

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

4.8 Enurement

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns.

4.9 Notices to Parties

All notices and other communications between the parties to this Agreement shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for any such party as shall be specified in like notice):

To Coors:

Adolph Coors Company
311 10th Street
Golden, CO 80401
USA

Attention: Robert Reese
Telecopier No.: (303) 277-7407

with a copy to:

Osler, Hoskin & Harcourt LLP
Box 50, 1 First Canadian Place
Toronto, Ontario
Canada M5X 1B8

Attention: Clay Horner
Telecopier No.: (416) 862-6590

To Exchangeco:

Molson Coors Canada Inc.
[Address]

Attention: •
Telecopier No.: •

with a copy to:

McCarthy Tétrault LLP
1170 Peel Street
Montréal (Québec)
H3B 4S8

Attention: Ms. Lorna J. Telfer
Telecopier No.: (514) 875-6246

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

4.10 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

4.11 Jurisdiction

This Agreement shall be construed and enforced in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

4.12 Attornment

Each of the parties hereto agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of the Province of Québec, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the non-exclusive jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any judgment of the said courts.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

ADOLPH COORS COMPANY

By: ______________________________

Name:
Title:

MOLSON COORS CALLCO ULC

By: ______________________________

Name:
Title:

MOLSON COORS CANADA INC.

By: ______________________________

Name:
Title:

FORM OF VOTING AND EXCHANGE TRUST AGREEMENT

VOTING AND EXCHANGE TRUST AGREEMENT

MEMORANDUM OF AGREEMENT made as of the • day of • , 2004.

B E T W E E N:

ADOLPH COORS COMPANY,
a corporation existing under the laws of the State of Delaware (hereinafter referred to as "**Coors**"),

OF THE FIRST PART,

—and—

COORS CANADA INC.,
a company existing under the laws of Canada (hereinafter referred to as "**Exchangeco**"),

OF THE SECOND PART,

—and—

CIBC MELLON TRUST COMPANY,
a trust company incorporated under the laws of Canada (hereinafter referred to as "**Trustee**"),

OF THE THIRD PART.

WHEREAS in connection with a combination agreement (the "**Combination Agreement**") dated as of July 21, 2004, as amended, among Coors, Molson Inc. ("**Molson**") and Exchangeco, Exchangeco is to issue exchangeable shares (the "**Exchangeable Shares**") to certain holders of securities of Molson pursuant to the plan of arrangement (the "**Arrangement**") contemplated in the Combination Agreement;

AND WHEREAS pursuant to the Combination Agreement, Coors and Exchangeco have agreed to execute a voting and exchange trust agreement substantially in the form of this Agreement;

AND WHEREAS these recitals and any statements of fact in this Agreement are made by Coors and Exchangeco and not by the Trustee;

NOW THEREFORE, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, the following terms shall have the following meanings:

"**Act**" means the Canada Business Corporations Act, as amended;

"**Affiliate**" of any person means any other person directly or indirectly controlled by, or under control of, that person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control of"), as applied to any person, means the possession by another person, directly or indirectly, of the power to direct or cause the

direction of the management and policies of that first mentioned person, whether through the ownership of voting securities, by contract or otherwise;

"**Arrangement**" means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Article 6 of the Plan of Arrangement or made at the direction of the Court;

"**Automatic Exchange Rights**" means the benefit of the obligation of Coors to effect the automatic exchange of Exchangeable Shares for Coors Common Stock pursuant to section 5.11;

"**Beneficiaries**" means the registered holders from time to time of Exchangeable Shares, other than Coors and its Affiliates;

"**Beneficiary Votes**" has the meaning ascribed thereto in section 4.2;

"**Board of Directors**" means the Board of Directors of Exchangeco;

"**Business Day**" means any day on which commercial banks are generally open for business in Denver, Colorado and Montreal, Quebec, other than a Saturday, a Sunday or a day observed as a holiday in Denver, Colorado under the laws of the State of Colorado or the federal laws of the United States of America or in Montreal, Quebec under the laws of the Province of Quebec or the federal laws of Canada;

"**Callco**" means Molson Coors Callco ULC, a Nova Scotia unlimited liability company existing under the laws of the Province of Nova Scotia, Canada which, at the time of the consummation of the Arrangement, will be a direct or indirect wholly-owned subsidiary of Coors;

"**Canadian Dollar Equivalent**" means, in respect of an amount expressed in a currency other than Canadian dollars (the "**Foreign Currency Amount**") at any date, the product obtained by multiplying (a) the Foreign Currency Amount by (b) the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such exchange rate on such date for such foreign currency expressed in Canadian dollars as may be deemed by the Board of Directors to be appropriate for such purpose;

"**Class A Exchangeable Shares**" means the Class A Exchangeable Shares in the capital of Exchangeco, having substantially the rights, privileges, restrictions and conditions set out in the Exchangeable Share Provisions;

"**Class B Exchangeable Shares**" means the Class B Exchangeable Shares in the capital of Exchangeco, having substantially the rights, privileges, restrictions and conditions set out in the Exchangeable Share Provisions;

"**Combination Agreement**" has the meaning ascribed thereto in the Recitals to this Agreement;

"Conversion Notice" has the meaning ascribed thereto in section 4.5(b);

"**Coors Affiliates**" means Affiliates of Coors;

"**Coors Articles**" has the meaning ascribed thereto in section 4.5(b);

"**Coors Class A Common Stock**" means the Class A common stock, par value $0.01 in the capital of Coors;

"**Coors Class B Common Stock**" means the Class B common stock, par value $0.01 in the capital of Coors;

"**Coors Common Stock**" means, collectively, the Coors Class A Common Stock and Coors Class B Common Stock;

"**Coors Consent**" has the meaning ascribed thereto in section 4.2;

"**Coors Meeting**" has the meaning ascribed thereto in section 4.2;

"**Coors Special Class A Voting Share**" means the one share of Special Class A Voting Stock of Coors, par value $0.01 issued in its own series which entitles the holder of record to a number of votes at meetings of holders of Coors Common Stock equal to the number of Class A Exchangeable Shares outstanding from time to time (other than Class A Exchangeable Shares held by Coors and Coors Affiliates), which share is to be issued to, deposited with, and voted by, the Trustee as described herein;

"**Coors Special Class B Voting Share**" means the one share of Special Class B Voting Stock of Coors, par value $0.01 issued in its own series which entitles the holder of record to a number of votes at meetings of holders of Coors Common Stock equal to the number of Class B Exchangeable Shares outstanding from time to time (other than Class B Exchangeable Shares held by Coors and Coors Affiliates), which share is to be issued to, deposited with, and voted by, the Trustee as described herein;

"**Coors Special Voting Shares**" means, collectively, the Coors Special Class A Voting Share and the Coors Special Class B Voting Share;

"**Coors Successor**" has the meaning ascribed thereto in section 11.1(a);

"**Corresponding Exchangeable Shares**" means, with respect to a class of Coors Common Stock or series of Coors Special Voting Shares, the class of Exchangeable Shares set out beside such class of Coors Common Stock or Coors Special Voting Shares in the list immediately below:

Class of Coors Stock	Class of Exchangeable Shares	Class of Coors Special Voting Shares
Coors Class A Common Stock	Class A Exchangeable Shares	Class A Special Voting Share
Coors Class B Common Stock	Class B Exchangeable Shares	Class B Special Voting Share

and "**Corresponding Coors Common Stock**", "**Corresponding Coors Special Voting Shares**", "**Corresponds**" and "**Corresponding**" shall have correlative meanings, and, for greater certainty, a class of Coors Stock which Corresponds to a class of Exchangeable Shares shall be deemed to Correspond to the class of Coors Special Voting Shares Corresponding to such class of Exchangeable Shares, and vice versa;

"**Current Market Price**" means, in respect of a share of Coors Common Stock on any date, the Canadian Dollar Equivalent of the average of the closing bid and asked prices of Coors Common Stock during a period of 20 consecutive trading days ending not more than three trading days before such date on the NYSE, or, if the shares of Coors Common Stock are not then listed on the NYSE, on such other stock exchange or automated quotation system on which the Coors Common Stock is listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided however, that if in the opinion of the Board of Directors the public distribution or trading activity of Coors Common Stock during such period does not create a market which reflects the fair market value of a Coors Common Stock, then the Current Market Price of a share of Coors Common Stock shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding;

"**Exchange Right**" has the meaning ascribed thereto in section 5.1;

"**Exchangeable Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares;

"**Exchangeable Shares**" means, collectively, the Class A Exchangeable Shares and the Class B Exchangeable Shares;

"**Indemnified Parties**" has the meaning ascribed thereto in section 9.1;

"**Insolvency Event**" means the institution by Exchangeco of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of Exchangeco to the institution of bankruptcy, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by Exchangeco to contest in good faith any such proceedings commenced in respect of Exchangeco within 30 days of becoming aware thereof, or the consent by Exchangeco to the filing of any such petition or to the appointment of a receiver, or the making by Exchangeco of a general assignment for the benefit of creditors, or the admission in writing by Exchangeco of its inability to pay its debts generally as they become due, or Exchangeco not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to section 6.6 of the Exchangeable Share Provisions;

"**ITA**" means the *Income Tax Act* (Canada), as amended, and the regulations thereunder, as amended, in each case, except as otherwise provided herein, as of the date hereof;

"**Liquidation Call Right**" has the meaning ascribed thereto in the Plan of Arrangement;

"**Liquidation Event**" has the meaning ascribed thereto in section 5.11(b);

"**Liquidation Event Effective Date**" has the meaning ascribed thereto in section 5.11(c);

"**List**" has the meaning ascribed thereto in section 4.6;

"**NYSE**" means the New York Stock Exchange, Inc.;

"**Officer's Certificate**" means, with respect to Coors or Exchangeco, as the case may be, a certificate signed by any officer or director of Coors or Exchangeco, as the case may be;

"**person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, government body, syndicate or other entity, whether or not having legal status;

"**Plan of Arrangement**" means the plan of arrangement substantially in the form and content of Exhibit B to the Combination Agreement and any amendments or variations thereto made in accordance with section 8.4 of the Combination Agreement or Article 6 of the Plan of Arrangement or made at the discretion of the Court;

"**Redemption Call Right**" has the meaning ascribed thereto in the Plan of Arrangement;

"**Retracted Shares**" has the meaning ascribed thereto in section 5.7;

"**Retraction Call Right**" has the meaning ascribed thereto in the Exchangeable Share Provisions;

"**Support Agreement**" means that certain exchangeable share support agreement made as of even date herewith between Exchangeco, Callco and Coors substantially in the form and content of Exhibit D to the Combination Agreement, with such changes thereto as the parties to the Combination Agreement, acting reasonably, may agree;

"**Trust**" means the perpetual private trust under the Civil Code of Quebec created by this Agreement;

"**Trust Estate**" means the Coors Special Voting Shares, any other securities, the Exchange Right, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement;

"**Trustee**" means CIBC Mellon Trust Company and, subject to the provisions of Article 10, includes any successor trustee or permitted assigns; and

"**Voting Rights**" means the voting rights attached to the Coors Special Voting Shares.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references to an "Article" or "section" followed by a number and/or a letter refer to the specified Article or section of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular Article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, Gender, etc.

Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.

1.4 Date for any Action

If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

1.5 Payments

All payments to be made hereunder will be made without interest and less any amount deducted or withheld in accordance with section 5.12 of this Agreement.

ARTICLE 2

PURPOSE OF AGREEMENT

2.1 Establishment of Trust

The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries, as herein provided. Coors hereby issues to, deposits with, and transfers to the Trustee, the Coors Special Voting Shares to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement as a patrimony by appropriation, autonomous and distinct from the patrimonies of Coors, the Trustee and the Beneficiaries. The Trustee will hold and administer the patrimony of the Trust comprised of the Coors Special Voting Shares in order to enable the Trustee to exercise the Voting Rights and will hold the Exchange Right and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement.

2.2 Administration of the Property of Others

The provisions of this Agreement regarding administration of the patrimony of the Trust shall prevail over those provisions of "Title Seven—Administration of the Property of Others" of the Civil Code of Quebec.

ARTICLE 3

COORS SPECIAL VOTING SHARES

3.1 Issue and Ownership of the Coors Special Voting Shares

Coors hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of US$1.00 and other good and valuable consideration (and the adequacy thereof) for the issuance of the Coors Special Voting Shares by Coors to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall have control and the exclusive administration of the Coors Special Voting Shares and shall be entitled to exercise all of the rights and powers of an owner with respect to the Coors Special Voting Shares provided that the Trustee shall:

(a) hold the Coors Special Voting Shares and the all rights related thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Coors Special Voting Shares and the Coors Special Voting Shares shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this Agreement.

3.2 Legended Share Certificates

Exchangeco will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the Voting Rights in respect of the Exchangeable Shares of the Beneficiaries.

3.3 Safe Keeping of Certificates

The certificates representing the Coors Special Voting Shares shall at all times be held in safe keeping by the Trustee or its agent.

ARTICLE 4

EXERCISE OF VOTING RIGHTS

4.1 Voting Rights

The Trustee, as the holder of record of the Coors Special Voting Shares, shall be entitled to all of the Voting Rights, including the right to consent to or to vote in person or by proxy the Coors Special Voting Shares on any matters, questions, proposals or propositions whatsoever that may properly come before the shareholders of Coors at a Coors Meeting or in connection with a Coors Consent. The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to section 7.15:

(a) the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which the Coors Meeting is held or a Coors Consent is sought; and

(b) to the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Voting Rights.

4.2 Number of Votes

With respect to all meetings of shareholders of Coors at which holders of Coors Common Stock are entitled to vote (each, a "**Coors Meeting**") and with respect to all written consents sought by Coors from its shareholders including the holders of Coors Common Stock (each, a "**Coors Consent**"), each

Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, that number of votes comprised in the Voting Rights for each Coors Special Voting Share which is equal to that number of votes which would attach to the shares of Coors Common Stock receivable upon the exchange of the Exchangeable Shares (i) corresponding to such Coors Special Voting Share and (ii) owned of record by such Beneficiary on the record date established by Coors or by applicable law for such Coors Meeting or Coors Consent, as the case may be (the "**Beneficiary Votes**"), in respect of each matter, question, proposal or proposition to be voted on at such Coors Meeting or in connection with such Coors Consent. For greater certainty, in the case of a class vote in one class of Coors Common Stock, the Trustee shall only exercise Voting Rights with respect to the Coors Special Voting Share corresponding to such class of Coors Common Stock, and each Beneficiary holding any Corresponding Exchangeable Shares shall be entitled to instruct the Trustee to cast and exercise on such class vote that number of votes comprised in the Voting Rights which is equal to that number of votes which would attach to the shares of Coors Common Stock into which such Beneficiary's Corresponding Exchangeable Shares are then exchangeable for.

4.3 Mailings to Shareholders

With respect to each Coors Meeting and Coors Consent, the Trustee will use its reasonable efforts promptly to mail or cause to be mailed (or otherwise communicate in the same manner as Coors utilizes in communications to holders of Coors Class A Common Stock or Coors Class B Common Stock subject to applicable regulatory requirements and provided such manner of communications is reasonably available to the Trustee) to each of the Beneficiaries of the Corresponding Exchangeable Shares named in the List referred to in section 4.6, such mailing or communication to commence on the same day as the mailing or notice (or other communication) with respect thereto is commenced by Coors to its shareholders:

(a) a copy of such notice, together with any related materials, including, without limitation, any proxy or information statement, to be provided to shareholders of Coors;

(b) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Coors Meeting or Coors Consent or, pursuant to section 4.7, to attend such Coors Meeting and to exercise personally the Beneficiary Votes thereat;

(c) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

  (i) a proxy to such Beneficiary or his designee to exercise personally the Beneficiary Votes; or

  (ii) a proxy to a designated agent or other representative of the management of Coors to exercise such Beneficiary Votes;

(d) a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

(e) a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(f) a statement of the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Coors Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting, and of the method for revoking or amending such instructions.

The materials referred to in this section 4.3 are to be provided to the Trustee by Coors and the materials referred to in sections 4.3(c), 4.3(e) and 4.3(f) shall be subject to reasonable comment by the

Trustee in a timely manner. Coors shall ensure that the materials to be provided to the Trustee are provided in sufficient time to permit the Trustee to comment as aforesaid and to send all materials to each Beneficiary at the same time as such materials are first sent to holders of Coors Common Stock. Coors agrees not to communicate with holders of Coors Common Stock with respect to the materials referred to in this section 4.3 otherwise than by mail unless such method of communication is also reasonably available to the Trustee for communication with the Beneficiaries.

For the purpose of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any Coors Meeting or Coors Consent, the number of Exchangeable Shares owned of record by the Beneficiary shall be determined at the close of business on the record date established by Coors or by applicable law for purposes of determining shareholders entitled to vote at such Coors Meeting. Coors will notify the Trustee of any decision of the Board of Directors of Coors with respect to the calling of any Coors Meeting and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this section 4.3.

4.4 Copies of Shareholder Information

Coors will deliver to the Trustee copies of all proxy materials (including notices of Coors Meetings but excluding proxies to vote Coors Common Stock), information statements, reports (including without limitation, all interim and annual financial statements) and other written communications that, in each case, are to be distributed from time to time to holders of Coors Common Stock in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to holders of Coors Common Stock. The Trustee will mail or otherwise send to each Beneficiary, at the expense of Coors, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Coors) received by the Trustee from Coors contemporaneously with the sending of such materials to holders of Coors Common Stock. The Trustee will also make available for inspection by any Beneficiary at the Trustee's principal office in Montreal all proxy materials, information statements, reports and other written communications that are:

(a) received by the Trustee as the registered holder of the Coors Special Voting Shares and made available by Coors generally to the holders of Coors Common Stock; or

(b) specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Coors.

4.5 Other Materials

(a) As soon as reasonably practicable after receipt by Coors or shareholders of Coors (if such receipt is known by Coors) of any material sent or given by or on behalf of a third party to holders of Coors Common Stock generally, including without limitation, dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), Coors shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as reasonably practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of Coors, copies of all such materials received by the Trustee from Coors. The Trustee will also make available for inspection by any Beneficiary at the Trustee's principal office in Montreal copies of all such materials.

(b) As soon as reasonably practicable after receipt by the Trustee of the notice referred to in paragraph (g) of Article Fifth of the Restated Certificate of Incorporation of Coors ("**Coors**

Articles"), such notice to be delivered by Coors to the Trustee, the Trustee shall use its reasonable efforts promptly to send to Exchangeco and to each of the Beneficiaries of the Exchangeable Shares named in the list referred to in section 4.6, a notice (the "**Conversion Notice**") advising such Beneficiaries whether they are entitled to convert their Class B Exchangeable Shares into Class A Exchangeable Shares and the reasons therefor. If the Conversion Notice discloses that they are not so entitled but it is subsequently determined that they are so entitled by virtue of the effect of paragraph (f) of Article Fifth of the Articles and section 16.5 of the Exchangeable Share Provisions, the Trustee shall forthwith send another Conversion Notice (such notice to be delivered by Coors to the Trustee) to the holders of Class B Exchangeable Shares advising them of that fact and the reasons therefor. If a Conversion Notice referred to in this section discloses that the conversion right set out in section 16.2 of the Exchangeable Share Provisions has come into effect, the Conversion Notice shall include:

(i) a description of the procedure to be followed to effect the conversion of Class B Exchangeable Shares into Class A Exchangeable Shares;

(ii) the information set forth in section 16.3 of the Exchangeable Share Provisions;

(iii) a copy of the Exclusionary Offer (as defined in section 16.1(e) of the Exchangeable Share Provisions) and all other material received from Coors in respect of such offer;

(iv) a form of notice to be given by the relevant Beneficiaries to Exchangeco pursuant to section 16.2 of the Exchangeable Share Provisions; and

(v) details of the arrangements and procedures put in place by Coors and Exchangeco pursuant to section 2.8 of the Support Agreement.

4.6 List of Persons Entitled to Vote

Exchangeco shall, (a) prior to each annual, general and special Coors Meeting or the seeking of any Coors Consent from the holders of Coors Class A Common Stock or Coors Class B Common Stock and (b) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "**List**") of the names and addresses of the Beneficiaries of the Corresponding Exchangeable Shares arranged in alphabetical order and showing the number and class of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a Coors Meeting or a Coors Consent, at the close of business on the record date established by Coors or pursuant to applicable law for determining the holders of Coors Common Stock entitled to receive notice of and/or to vote at such Coors Meeting or to give consent in connection with such Coors Consent. Each such List shall be delivered to the Trustee promptly after receipt by Exchangeco of such request or the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to permit the Trustee to perform its obligations under this Agreement. Coors agrees to give Exchangeco notice (with a copy to the Trustee) of the calling of any Coors Meeting or the seeking of any Coors Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable Exchangeco to perform its obligations under this section 4.6.

4.7 Entitlement to Direct Votes

Any Beneficiary named in a List prepared in connection with any Coors Meeting or Coors Consent will be entitled (a) to instruct the Trustee in the manner described in section 4.3 with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled or (b) to attend such

meeting and personally exercise thereat, as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8 Voting by Trustee and Attendance of Trustee Representative at Meeting

(a) In connection with each Coors Meeting and Coors Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the written instructions received from a Beneficiary pursuant to section 4.3, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instruction in the notice given by the Trustee to the Beneficiary pursuant to section 4.3.

(b) The Trustee shall cause a representative who is empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Coors Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee's representative, and at the Beneficiary's request, such representative shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either (i) has not previously given the Trustee instructions pursuant to section 4.3 in respect of such meeting or (ii) submits to such representative written revocation of any such previous instructions. At such meeting, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in favour of any matter, question, proposal or proposition, to vote by way of ballot at the meeting in respect of any matter, question, proposal or proposition, and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9 Distribution of Written Materials

Any written materials distributed by the Trustee to the Beneficiaries pursuant to this Agreement shall be sent by mail (or otherwise communicated in the same manner as Coors utilizes in communications to holders of Coors Common Stock subject to applicable regulatory requirements and provided such manner of communications is reasonably available to the Trustee) to each Beneficiary of the Corresponding Exchangeable Shares at its address as shown on the books of Exchangeco. Coors agrees not to communicate with holders of Coors Common Stock with respect to such written materials otherwise than by mail unless such method of communication is also reasonably available to the Trustee for communication with the Beneficiaries. Exchangeco shall provide or cause to be provided to the Trustee for purposes of communication, on a timely basis and without charge or other expense:

(a) a current List; and

(b) upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this Agreement.

4.10 Termination of Voting Rights

All of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to Coors or Callco, as the case may be, and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately upon the delivery by such holder to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Right or the occurrence of the automatic exchange of Exchangeable Shares for shares of Coors Common Stock, as specified in Article 5 (unless, in either case, Coors shall not have delivered

the requisite shares of Coors Common Stock issuable in exchange therefor to the Trustee for delivery to the Beneficiaries), or upon the redemption of Exchangeable Shares pursuant to Article 6 or 7 of the Exchangeable Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of Exchangeco pursuant to Article 5 of the Exchangeable Share Provisions, or upon the purchase of Exchangeable Shares from the holder thereof by Callco pursuant to the exercise by Callco of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right.

ARTICLE 5

EXCHANGE RIGHT AND AUTOMATIC EXCHANGE

5.1 Grant and Exercise of the Exchange Right

Coors hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries the right (the "**Exchange Right**"), upon the occurrence and during the continuance of an Insolvency Event, to require Coors to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by the Beneficiary and the Automatic Exchange Rights, all in accordance with the provisions of this Agreement. Coors hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Right and the Automatic Exchange Rights by Coors to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with all rights in respect of the Exchange Right and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Right and the Automatic Exchange Rights, provided that the Trustee shall:

(a) hold the Exchange Right and the Automatic Exchange Rights as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Right or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this Agreement.

The obligations of Coors to issue Shares of Coors Common Stock pursuant to the Exchange Right or the Automatic Exchange Rights are subject to all applicable laws and regulatory and stock exchange requirements.

5.2 Legended Share Certificates

Exchangeco will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of:

(a) their right to instruct the Trustee with respect to the exercise of the Exchange Right in respect of the Exchangeable Shares held by a Beneficiary; and

(b) the Automatic Exchange Rights.

5.3 General Exercise of Exchange Right

The Exchange Right shall be and remain vested in and exercisable by the Trustee. Subject to section 7.15, the Trustee shall exercise the Exchange Right only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Right, the Trustee shall not exercise or permit the exercise of the Exchange Right.

5.4 Purchase Price

The purchase price payable by Coors for each Exchangeable Share to be purchased by Coors under the Exchange Right shall be an amount per share equal to (a) the Current Market Price of a share of Corresponding Coors Common Stock on the last Business Day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right, which shall be satisfied in full by Coors sending or causing to be sent to the Trustee on behalf of such holder one share of Corresponding Coors Common Stock, plus (b) to the extent not paid by Exchangeco on the designated payment date therefor, an additional amount equal to and in satisfaction of the full amount of all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the closing of the purchase and sale provided that if the record date for any such declared and unpaid dividend occurs on or after the day of closing of such purchase and sale, the purchase price shall not include such additional amount equivalent to the declared and unpaid dividends. In connection with each exercise of the Exchange Right, Coors shall provide to the Trustee an Officer's Certificate setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Coors issuing and delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, one share of Coors Common Stock and on the applicable payment date a cheque for the balance, if any, of the purchase price without interest (less any amounts withheld pursuant to section 5.12). Upon payment by Coors of such purchase price, the relevant Beneficiary shall cease to have any right to be paid any amount in respect of declared and unpaid dividends on each such Exchangeable Share by Exchangeco.

5.5 Exercise Instructions

Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Insolvency Event, to instruct the Trustee to exercise the Exchange Right with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary on the books of Exchangeco. To cause the exercise of the Exchange Right by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Montreal or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Shares which such Beneficiary desires Coors to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of Exchangeco and such additional documents and instruments as the Trustee, Exchangeco and Coors may reasonably require together with (a) a duly completed form of notice of exercise of the Exchange Right, contained on the reverse of or attached to the Exchangeable Share certificates, stating (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Right so as to require Coors to purchase from the Beneficiary the number of Exchangeable Shares specified therein, (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by Coors free and clear of all liens, hypothecs, claims, security interests, adverse claims and encumbrances, (iii) the names in which the certificates representing Shares of Coors Common Stock issuable in connection with the exercise of the Exchange Right are to be issued and (iv) the names and addresses of the persons to whom such new certificates should be delivered and (b) payment (or evidence satisfactory to the Trustee, Exchangeco and Coors of payment) of the taxes (if any) payable as contemplated by section 5.8 of this Agreement. If only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by Coors under the Exchange Right, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of Exchangeco.

5.6 Delivery of Coors Common Stock; Effect of Exercise

Promptly after the receipt of the certificates representing the Exchangeable Shares which the Beneficiary desires Coors to purchase under the Exchange Right, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Right (and payment of taxes, if any payable as contemplated by section 5.8 or evidence thereof), duly endorsed for transfer to Coors, the Trustee shall notify Coors and Exchangeco of its receipt of the same, which notice to Coors and Exchangeco shall constitute exercise of the Exchange Right by the Trustee on behalf of the holder of such Exchangeable Shares, and Coors shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the Beneficiary of such Exchangeable Shares (or to such other persons, if any, properly designated by such Beneficiary) the number of shares of Corresponding Coors Common Stock issuable in connection with the exercise of the Exchange Right, and on the applicable payment date cheques for the balance, if any, of the total purchase price therefor without interest (less any amounts withheld pursuant to section 5.12); provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, Exchangeco and Coors of the payment of) the taxes (if any) payable as contemplated by section 5.8 of this Agreement. Immediately upon the giving of notice by the Trustee to Coors and Exchangeco of the exercise of the Exchange Right as provided in this section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Right shall be deemed to have occurred and the holder of such Exchangeable Shares shall be deemed to have transferred to Coors all of such holder's right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate free and clear of any lien, hypothec, claim or encumbrance and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive his proportionate part of the total purchase price therefor, unless the requisite number of shares of Corresponding Coors Common Stock is not allotted, issued and delivered by Coors to the Trustee within five Business Days of the date of the giving of such notice by the Trustee or the balance of the purchase price, if any, is not paid by Coors on the applicable payment date therefor, in which case the rights of the Beneficiary shall remain unaffected until such shares of Corresponding Coors Common Stock are so allotted, issued and delivered, and the balance of the purchase price, if any, has been paid, by Coors. Upon delivery by Coors to the Trustee of such shares of Corresponding Coors Common Stock, and the balance of the purchase price, if any, the Trustee shall deliver Corresponding Coors Common Stock to such Beneficiary (or to such other persons, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the shares of Corresponding Coors Common Stock delivered to it pursuant to the Exchange Right.

5.7 Exercise of Exchange Right Subsequent to Retraction

In the event that a Beneficiary has exercised its right under Article 6 of the Exchangeable Share Provisions to require Exchangeco to redeem any or all of the Exchangeable Shares held by the Beneficiary (the "**Retracted Shares**") and is notified by Exchangeco pursuant to section 6.6 of the Exchangeable Share Provisions that Exchangeco will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, and provided that Callco shall not have exercised the Retraction Call Right with respect to the Retracted Shares and that the Beneficiary has not revoked the retraction request delivered by the Beneficiary to Exchangeco pursuant to section 6.1 of the Exchangeable Share Provisions and provided further that the Trustee has received written notice of same from Exchangeco or Coors, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Right with respect to those Retracted Shares that Exchangeco is unable to redeem. In any such event, Exchangeco hereby agrees with the Trustee and in favour of the Beneficiary immediately to notify the Trustee of such prohibition against Exchangeco redeeming all of the Retracted Shares and

promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to Exchangeco or to the Transfer Agent of the Exchangeable Shares (including without limitation, a copy of the retraction request delivered pursuant to section 6.1 of the Exchangeable Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Right with respect to the Retracted Shares that Exchangeco is not permitted to redeem and will require Coors to purchase such shares in accordance with the provisions of this Article 5.

5.8 Stamp or Other Transfer Taxes

Upon any transfer of Exchangeable Shares to Coors pursuant to the Exchange Right or the Automatic Exchange Rights, the share certificate or certificates representing Coors Common Stock to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Beneficiary of the Exchangeable Shares so transferred or in such names as such Beneficiary may otherwise direct in writing, provided such direction is received by Coors prior to the time of such shares being issued, without charge to the holder of the Exchangeable Shares so sold; provided, however, that such Beneficiary (a) shall pay (and none of Coors, Exchangeco or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer of such Exchangeable Shares to Coors or in respect of the issuance or delivery of such Coors Common Stock to such Beneficiary or any other Person including, without limitation, in the event that Coors Common Stock are being issued or transferred in the name of a clearing service or depositary or a nominee thereof, or (b) shall have evidenced to the satisfaction of the Trustee, Coors and Exchangeco that such taxes, if any, have been paid.

5.9 Notice of Insolvency Event

As soon as practicable following the occurrence of an Insolvency Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, Exchangeco and Coors shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from Exchangeco and Coors of the occurrence of an Insolvency Event, or upon the Trustee becoming aware of an Insolvency Event, the Trustee will mail to each Beneficiary, at the expense of Coors (such funds to be received in advance), a notice of such Insolvency Event in the form provided by Coors, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Right.

5.10 Qualification of Coors Common Stock

Coors covenants that if any shares of Coors Common Stock to be issued and delivered pursuant to the Exchange Right or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian or United States federal, provincial or state law or regulation or pursuant to the rules and regulations of any regulatory authority or the fulfillment of any other Canadian or United States federal, provincial or state legal requirement before such shares may be issued and delivered by Coors to the initial holder thereof or in order that such shares may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of Coors for purposes of Canadian provincial securities law or an "affiliate" of Coors for purposes of United States federal or state securities law), Coors will in good faith expeditiously take all such actions and do all such things as are necessary or desirable to cause such Coors Common Stock to be and remain duly registered, qualified or approved. Coors will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Coors Common Stock to be delivered pursuant to the Exchange Right or the Automatic

Exchange Rights to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding Coors Common Stock have been listed by Coors and remain listed and are quoted or posted for trading at such time.

Coors will provide or cause to be provided to the Trustee such legal opinions, certificates, documents and other instruments as the Trustee may from time to time reasonably request to demonstrate compliance with this section 5.10.

Coors hereby represents, warrants and covenants that the Coors Common Stock issuable as described herein will be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, hypothec, claim or encumbrance.

5.11 Automatic Exchange on Liquidation of Coors

(a) Coors will give the Trustee written notice of each of the following events at the time set forth below:

(i) in the event of any determination by the Board of Directors of Coors to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Coors or to effect any other distribution of assets of Coors among its shareholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(ii) as soon as practicable following the earlier of (A) receipt by Coors of notice of, and (B) Coors otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Coors or to effect any other distribution of assets of Coors among its shareholders for the purpose of winding up its affairs, in each case where Coors has failed to contest in good faith any such proceeding commenced in respect of Coors within 30 days of becoming aware thereof.

(b) As soon as practicable following receipt by the Trustee from Coors of notice of any event (a "**Liquidation Event**") contemplated by section 5.11(a)(i) or 5.11(a)(ii) above, the Trustee will give notice thereof to the Beneficiaries. Such notice shall be provided to the Trustee by Coors and shall include a brief description of the automatic exchange of Exchangeable Shares for Coors Common Stock provided for in section 5.11(c).

(c) In order that the Beneficiaries will be able to participate on a *pro rata* basis with the holders of Coors Common Stock in the distribution of assets of Coors in connection with a Liquidation Event, on the fifth Business Day prior to the effective date (the "**Liquidation Event Effective Date**") of a Liquidation Event all of the then outstanding Exchangeable Shares (other than those held by Coors and its Affiliates) shall be automatically exchanged for corresponding Coors Common Stock. To effect such automatic exchange, Coors shall purchase on the fifth Business Day prior to the Liquidation Event Effective Date each Exchangeable Share then outstanding and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Shares held by it at such time, free and clear of any lien, hypothec, claim or encumbrance, for a purchase price per share equal to (a) the Current Market Price of a share of Coors Common Stock on the fifth Business Day prior to the Liquidation Event Effective Date, which shall be satisfied in full by Coors issuing to the Beneficiary one share of Coors Common Stock, and (b) to the extent not paid by Exchangeco on the designated payment date therefor, an additional amount equal to and in satisfaction of the full amount of all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the date of the exchange. Coors shall provide the Trustee

with an Officer's Certificate in connection with each automatic exchange setting forth the calculation of the purchase price for each Exchangeable Share.

(d) On the fifth Business Day prior to the Liquidation Event Effective Date, the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for Coors Common Stock shall be deemed to have occurred, and each Beneficiary shall be deemed to have transferred to Coors all of the Beneficiary's right, title and interest in and to such Beneficiary's Exchangeable Shares and the related interest in the Trust Estate, any right of each such Beneficiary to receive declared and unpaid dividends from Exchangeco shall be deemed to be satisfied and discharged and each such Beneficiary shall cease to be a holder of such Exchangeable Shares and Coors shall issue to the Beneficiary the Coors Common Stock issuable upon the automatic exchange of Exchangeable Shares for Coors Common Stock and on the applicable payment date shall deliver to the Trustee for delivery to the Beneficiary a cheque for the balance, if any, of the total purchase price for such Exchangeable Shares without interest, less any amounts withheld pursuant to section 5.12. Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Shares of Coors Common Stock issued pursuant to the automatic exchange of Exchangeable Shares for Shares of Coors Common Stock and the certificates held by the Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with Coors pursuant to such automatic exchange shall thereafter be deemed to represent Shares of Coors Common Stock issued to the Beneficiary by Coors pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Share certificates deemed to represent Shares of Coors Common Stock, duly endorsed in blank and accompanied by such instruments of transfer as Coors may reasonably require, Coors shall deliver or cause to be delivered to the Beneficiary certificates representing Shares of Coors Common Stock of which the Beneficiary is the holder.

5.12 Withholding Rights

Coors, Exchangeco and the Trustee shall be entitled to deduct and withhold from any dividend or consideration otherwise payable under this Agreement to any holder of Exchangeable Shares or Coors Common Stock such amounts as Coors, Exchangeco or the Trustee is, (i) required to deduct and withhold with respect to such payment under the ITA, the United States *Internal Revenue Code of 1986* or any provision of provincial, state, local or foreign tax law, in each case as amended or succeeded or (ii) entitled to deduct and withhold under section 116 of the ITA or any analogous provision of provincial laws. Coors, Exchangeco and the Trustee may act and rely on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or entitled to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Coors, Exchangeco and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Coors, Exchangeco or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement or entitlement and Coors, Exchangeco or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale; provided however that nothing in this section 5.12 shall reduce Exchangeco's obligations under section 6.1(h) of the Combination Agreement or section 3.2 of the Exchangeable Share Provisions. References in this section to the ITA are to the ITA as amended from time to time.

ARTICLE 6

RESTRICTIONS ON ISSUE OF COORS SPECIAL VOTING STOCK

6.1 Issue of Additional Shares

During the term of this Agreement, Coors will not, without the consent of the holders at the relevant time of Exchangeable Shares, given in accordance with section 10.2 of the Exchangeable Share Provisions, issue any shares of its Special Voting Stock in the same series as Coors Special Voting Shares.

ARTICLE 7

CONCERNING THE TRUSTEE

7.1 Powers and Duties of the Trustee

The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as Trustee of the Trust, shall include:

(a) receipt and deposit of the Coors Special Voting Shares from Coors as bare Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b) granting proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c) voting the Beneficiary Votes in accordance with the provisions of this Agreement;

(d) receiving the grant of the Exchange Right and the Automatic Exchange Rights from Coors as bare Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(e) exercising the Exchange Right and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries Exchangeable Shares and other requisite documents and distributing to such Beneficiaries Coors Common Stock and cheques, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Right or pursuant to the Automatic Exchange Rights, as the case may be;

(f) holding title to the Trust Estate;

(g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(h) taking action at the direction of a Beneficiary or Beneficiaries to enforce the obligations of Coors and Exchangeco under this Agreement; and

(i) taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons. For greater certainty, the Trustee shall have only those duties as are set out specifically in this Agreement.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

7.2 No Conflict of Interest

The Trustee represents to Coors and Exchangeco that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 10. If, notwithstanding the foregoing provisions of this section 7.2, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this section 7.2, any interested party may apply to the Superior Court of Quebec for an order that the Trustee be replaced as Trustee hereunder.

7.3 Dealings with Transfer Agents, Registrars, etc.

Coors and Exchangeco irrevocably authorize the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with the respective registrars and Transfer Agents, and with any such subsequent registrar or Transfer Agent, of the Exchangeable Shares and Coors Common Stock; and

(b) requisition, from time to time, (i) from any such registrar or Transfer Agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement and (ii) from the Transfer Agent of Coors Common Stock, and any subsequent Transfer Agent of such shares, the share certificates issuable upon the exercise from time to time of the Exchange Right and pursuant to the Automatic Exchange Rights.

Coors and Exchangeco irrevocably authorize their respective registrars and Transfer Agents to comply with all such requests. Coors covenants that it will supply its Transfer Agent with duly executed share certificates for the purpose of completing the exercise from time to time of the Exchange Right and the Automatic Exchange Rights.

7.4 Books and Records

The Trustee shall keep available for inspection by Coors and Exchangeco at the Trustee's principal office in Montreal correct and complete books and records of account relating to the Trust created by this Agreement, including without limitation, all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Exchange Right and the Automatic Exchange Rights. On or before [January 15, 2005], and on or before [January 15th] in every year thereafter, so long as the Coors Special Voting Shares is on deposit with the Trustee, the Trustee shall transmit to Coors and Exchangeco a brief report, dated as of the preceding [December 31st] with respect to:

(a) the property and funds comprising the Trust Estate as of that date;

(b) the number of exercises of the Exchange Right, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the issuance by Coors of Coors Common Stock in connection with the Exchange Right, during the calendar year ended on such [December 31st]; and

(c) any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.

7.5 Income Tax Returns and Reports

The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate United States and Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to Coors or Exchangeco). If requested by the Trustee, Coors or Exchangeco shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

7.6 Indemnification Prior to Certain Actions by Trustee

The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Coors Special Voting Shares pursuant to Article 4, subject to section 7.15, and with respect to the Exchange Right pursuant to Article 5, subject to section 7.15, and with respect to the Automatic Exchange Rights pursuant to Article 5.

None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

7.7 Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in section 7.6 and the Trustee shall have failed to act within a reasonable time

thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

7.8 Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions or reports furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions or reports comply with the provisions of section 7.9, if applicable, and with any other applicable provisions of this Agreement.

7.9 Evidence and Authority to Trustee

Coors and/or Exchangeco shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by Coors and/or Exchangeco or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including, without limitation, in respect of the Voting Rights or the Exchange Right or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of Coors and/or Exchangeco promptly if and when:

(a) such evidence is required by any other section of this Agreement to be furnished to the Trustee in accordance with the terms of this section 7.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives Coors and/or Exchangeco written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer's Certificate of Coors and/or Exchangeco or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Voting Rights or the Exchange Right or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of Coors and/or Exchangeco, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of Coors and/or Exchangeco it shall be in the form of an Officer's Certificate or a statutory declaration,

Each statutory declaration, Officer's Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(c) declaring that he has read and understands the provisions of this Agreement relating to the condition in question;

(d) describing the nature and scope of the examination or investigation upon which he based the statutory declaration, certificate, statement or opinion; and

(e) declaring that he has made such examination or investigation as he believes is necessary to enable him to make the statements or give the opinions contained or expressed therein.

7.10 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any legal counsel, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by Coors and/or Exchangeco or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) retain or employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

7.11 Investment of Moneys Held by Trustee

The Trustee may retain any cash balance held in connection with this Trust Agreement and may, but need not, hold the same in its deposit department or the deposit department of one of its Affiliates. The Trustee and its Affiliates shall not be liable to account for any profit to any person or entity.

For the purpose of this Section, "Affiliate" means affiliated companies within the meaning of the *Business Corporations Act* (Ontario) ("OBCA"); and includes Canadian Imperial Bank of Commerce, CIBC Mellon Global Securities Services Company and Mellon Bank, N.A. and each of their affiliates within the meaning of the OBCA.

7.12 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

7.13 Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Coors and/or Exchangeco or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

7.14 Authority to Carry on Business

The Trustee represents to Coors and Exchangeco that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in each of the Provinces of Canada but if, notwithstanding the provisions of this section 7.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Voting Rights, the Exchange

Right and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any Province of Canada, either become so authorized or resign in the manner and with the effect specified in Article 10.

7.15 Conflicting Claims

If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction and all rights of appeal have expired; or

(b) all differences with respect to the Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

7.16 Acceptance of Trust

The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

ARTICLE 8

COMPENSATION

8.1 Fees and Expenses of the Trustee

Coors and Exchangeco agree to pay on a solidary basis the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes other than taxes based on the net income of the Trustee, fees paid to legal counsel and other experts and advisors and travel expenses) and disbursements, including the reasonable cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that Coors and Exchangeco shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in

any suit or litigation in which the Trustee is determined to have acted in bad faith or with negligence, recklessness or wilful misconduct.

ARTICLE 9

INDEMNIFICATION AND LIMITATION OF LIABILITY

9.1 Indemnification of the Trustee

Coors and Exchangeco solidarily agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees and agents appointed and acting in accordance with this Agreement (collectively, the "**Indemnified Parties**") against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee's legal counsel) which, without fraud, negligence, recklessness, wilful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instruction delivered to the Trustee by Coors or Exchangeco pursuant hereto.

In no case shall Coors or Exchangeco be liable under this indemnity for any claim against any of the Indemnified Parties unless Coors and Exchangeco shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim. Subject to (ii) below, Coors and Exchangeco shall be entitled to participate at their own expense in the defence and, if Coors and Exchangeco so elect at any time after receipt of such notice, either of them may assume the defence of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by Coors or Exchangeco, such authorization not to be unreasonably withheld; or (ii) the named parties to any such suit include both the Trustee and Coors or Exchangeco and the Trustee shall have been advised by counsel acceptable to Coors or Exchangeco that there may be one or more legal defences available to the Trustee that are different from or in addition to those available to Coors or Exchangeco and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case Coors and Exchangeco shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee.

9.2 Limitation of Liability

The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is attributable to the fraud, negligence, recklessness, wilful misconduct or bad faith on the part of the Trustee.

ARTICLE 10

CHANGE OF TRUSTEE

10.1 Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to Coors and Exchangeco specifying the date on which it desires to resign, provided that such notice shall not be given less than thirty (30) days before such desired resignation date unless

Coors and Exchangeco otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, Coors and Exchangeco shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces of Canada, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, Coors and Exchangeco shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

10.2 Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days' prior notice by written instrument executed by Coors and Exchangeco, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

10.3 Successor Trustee

Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to Coors and Exchangeco and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. However, on the written request of Coors and Exchangeco or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, Coors, Exchangeco and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

10.4 Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, Coors and Exchangeco shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a List. If Coors or Exchangeco shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of Coors and Exchangeco.

ARTICLE 11

COORS SUCCESSORS

11.1 Certain Requirements in Respect of Combination, etc.

Coors shall not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its

undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing corporation resulting therefrom unless, but may do so if:

(a) such other person or continuing corporation (herein called the "**Coors Successor**"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the Coors Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Coors Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Coors under this Agreement; and

(b) such transaction shall, to the satisfaction of the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee, be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

11.2 Vesting of Powers in Successor

Whenever the conditions of section 11.1 have been duly observed and performed, the Trustee, Coors Successor and Exchangeco shall, if required by section 11.1, execute and deliver the supplemental trust agreement provided for in Article 12 and thereupon Coors Successor shall possess and from time to time may exercise each and every right and power of Coors under this Agreement in the name of Coors or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Board of Directors of Coors or any officers of Coors may be done and performed with like force and effect by the directors or officers of such Coors Successor.

11.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned direct or indirect subsidiary of Coors (other than Callco or Exchangeco) with or into Coors or the winding-up, liquidation or dissolution of any wholly-owned direct or indirect subsidiary of Coors (other than Callco or Exchangeco) provided that all of the assets of such subsidiary are transferred to Coors or another wholly-owned direct or indirect subsidiary of Coors or any other distribution of the assets of any wholly-owned direct or indirect subsidiary of Coors among its shareholders, and any such transactions are expressly permitted by this Article 11.

ARTICLE 12

AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

12.1 Amendments, Modifications, etc.

Subject to sections 12.2, 12.4 and 14.1, this Agreement may not be amended or modified except by an agreement in writing executed by Coors, Exchangeco and the Trustee and approved by the Beneficiaries in accordance with section 10.2 of the Exchangeable Share Provisions.

12.2 Ministerial Amendments

Notwithstanding the provisions of section 12.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the Board of Directors of each of Exchangeco and Coors shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of each of Coors and Exchangeco and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries it may be expedient to make, provided that such Boards of Directors and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

(c) making such changes or corrections which, on the advice of counsel to Coors, Exchangeco and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee, acting on the advice of counsel, and the Board of Directors of each of Coors and Exchangeco shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

12.3 Meeting to Consider Amendments

Exchangeco, at the request of Coors, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of Exchangeco, the Exchangeable Share Provisions and all applicable laws.

12.4 Changes in Capital of Coors and Exchangeco

At all times after the occurrence of any event contemplated pursuant to section 2.7 or 2.8 of the Support Agreement or otherwise, as a result of which either Coors Common Stock or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, *mutatis mutandis*, to all new securities into which Coors Common Stock or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

12.5 Execution of Supplemental Trust Agreements

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time Exchangeco (when authorized by a resolution of its Board of Directors), Coors (when authorized by a resolution of its Board of Directors) and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by

their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of Coors Successors and the covenants of and obligations assumed by each such Coors Successor in accordance with the provisions of Article 11 and the successors of any successor trustee in accordance with the provisions of Article 10;

(b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Voting Rights, the Exchange Right or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to Coors, Exchangeco, the Trustee or this Agreement; and

(c) for any other purposes not inconsistent with the provisions of this Agreement, including without limitation, to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Trustee (which may act on the advice of counsel), the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

ARTICLE 13

TERMINATION

13.1 Term

The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a) no outstanding Exchangeable Shares are held by a Beneficiary; and

(b) each of Coors and Exchangeco elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with section 10.2 of the Exchangeable Share Provisions.

13.2 Survival of Agreement

This Agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Articles 8 and 9 shall survive any such termination of this Agreement.

ARTICLE 14

GENERAL

14.1 Severability

If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this Agreement shall not in any way be affected or impaired thereby and the agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

14.2 Enurement

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns and to the benefit of the Beneficiaries.

14.3 Notices to Parties

All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

(a) if to Coors or Exchangeco, at:

[address]

Attention: •
Telecopier No.: •

(b) if to the Trustee, at:

CIBC Mellon Trust Company
2001 University Street, Suite 1600,
Montreal (Quebec) H3A 2A6

Attention: Branch Manager
Telecopier No.: (514) 285-3640

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

14.4 Notice to Beneficiaries

Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Shares in any manner permitted by the by-laws of Exchangeco from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such manner) at the time specified in such by-laws, the provisions of which by-laws shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries.

14.5 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

14.6 Jurisdiction

This Agreement shall be construed and enforced in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein.

14.7 Attornment

Each of the Trustee, Coors and Exchangeco agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Quebec, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the non-exclusive jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any judgment of the said courts and agrees not to seek, and hereby waives, any review of the merits of any such judgement by the court of any other jurisdiction.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

ADOLPH COORS COMPANY

By: ______________________________

Name:
Title:

COORS CANADA INC.

By: ______________________________

Name:
Title:

CIBC MELLON TRUST COMPANY

By: ______________________________

Name:
Title:

By: ______________________________

Name:
Title:

RESTATED CERTIFICATE OF INCORPORATION
OF
ADOLPH COORS COMPANY

(A Delaware Corporation)

The undersigned, being the Chief Legal Officer of Adolph Coors Company (the "Corporation"), a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

A. The name of the Corporation is Adolph Coors Company. The Corporation's original Certificate of Incorporation was filed under the same name with the Secretary of State of the State of Delaware on August 14, 2003.

B. This Restated Certificate of Incorporation, which amends and restates the original Certificate of Incorporation, was duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law (the "DGCL").

C. The Certificate of Incorporation of the Corporation is hereby amended and restated so as to read in its entirety as follows:

FIRST. The name of the corporation is Molson Coors Brewing Company (the "Corporation").

SECOND. The address of the Corporation's registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH.

(a) The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,025,000,002, to be divided into five (5) classes, of which 500,000,000 shares, par value of $0.01 (voting), shall be designated as Class A Common Stock ("Class A Common Stock"); one (1) share, par value of $0.01 (voting), shall be designated as Special Class A Voting Stock ("Special Class A Voting Stock"); 500,000,000 shares, par value of $0.01 (non-voting), shall be designated as Class B Common Stock ("Class B Common Stock" and, together with the Class A Common Stock, "Common Stock"); one (1) share, par value of $0.01 (non-voting) shall be designated as Special Class B Voting Stock ("Special Class B Voting Stock"); and twenty-five million (25,000,000) shares, par value of $0.01, shall be designated as Preferred Stock ("Preferred Stock").

(b) The relative rights, privileges and limitations of the shares of each class of Common Stock are as follows:

(1) The Class A Common Stock and the Class B Common Stock shall be identical in all respects, share for share, except with respect to the right to vote and except as otherwise provided in this Restated Certificate of Incorporation. The Special Class A Voting Stock and the Special Class B Voting Stock shall be identical in all respects, share for share, except with respect to the right to vote and except as otherwise provided in this Restated Certificate of Incorporation. Except as otherwise specifically provided herein, the right to vote for all purposes shall be vested exclusively in the holders of Class A Common Stock and Special Class A Voting Stock (the "Class A Holders"), voting together as a single class as further described in subparagraph (3) below (except as otherwise provided herein or required by applicable law). The holders of

Class A Common Stock shall be entitled to one (1) vote per share of Class A Common Stock on each matter for which holders of Class A Common Stock are entitled to vote.

(2) The holders of Class B Common Stock and Special Class B Voting Stock (the "Class B Holders"), voting together as a single class as further described in subparagraph (4) below, shall be entitled, voting as a class separately from the Class A Holders, to elect at each annual meeting of the Corporation's stockholders three (3) members of the board of directors of the Corporation (the "Board of Directors") but, except where applicable provisions of the DGCL or this Restated Certificate of Incorporation require otherwise, shall otherwise have no right to vote either for the election of directors or for any other purpose. Without limiting the foregoing, except as set forth in paragraph (b) of Article Ninth, the Class B Holders shall have no right to vote on the removal of directors from the Board of Directors. The holders of Class B Common Stock shall be entitled to one (1) vote per share of Class B Common Stock on each matter on which holders of Class B Common Stock are entitled to vote. Each Class B Holder shall be entitled to receive notice of, and to receive all materials distributed to the stockholders with respect to, and to attend, all meetings of the stockholders of the Corporation (other than with respect to class meetings of holders of Preferred Stock).

(3) The holder of the Special Class A Voting Stock shall be entitled to vote on all matters submitted to a vote of the holders of Class A Common Stock (whether at an annual or special meeting or by written consent), voting together with the holders of Class A Common Stock as a single class (except as otherwise provided herein or required by applicable law), and the holder of the Special Class A Voting Stock shall be entitled to cast on any such matter a number of votes equal to the number of Class A non-voting exchangeable shares ("Exchangeable Class A Shares") of Molson Coors Canada Inc., a Canadian corporation ("Exchangeco"), and its successors-at-law, whether by merger, amalgamation or otherwise, outstanding as of the record date for such annual or special meeting or written consent of stockholders and not belonging to the Corporation or any other entity of which a majority of the shares (or similar interests) entitled to vote in the election of members of the board of directors (or similar governing body) of such other entity is held, directly or indirectly, by the Corporation (any such entity, a "subsidiary" of the Corporation). At such time as no Exchangeable Class A Shares (other than Exchangeable Class A Shares belonging to the Corporation or any subsidiary of the Corporation) shall be outstanding and there are no shares of stock, debt, options, rights, warrants, or other securities convertible, exchangeable or exercisable for, or other agreements which could give rise to the issuance of, any Exchangeable Class A Shares to any person (other than the Corporation or any subsidiary of the Corporation), the share of Special Class A Voting Stock shall be automatically redeemed for $0.01, but only out of funds legally available therefor, and upon any such redemption of the Special Class A Voting Stock by the Corporation, the share of Special Class A Voting Stock shall be deemed retired and canceled and may not be reissued.

(4) The holder of the Special Class B Voting Stock shall be entitled to vote on all matters submitted to a vote of the holders of Class B Common Stock (whether at an annual or special meeting), voting together with the holders of Class B Common Stock as a single class (except as otherwise provided herein or required by applicable law), and the holder of the Special Class B Voting Stock shall be entitled to cast on any such matter a number of votes equal to the number of Class B non-voting exchangeable shares ("Exchangeable Class B Shares") of Exchangeco and its successors-at-law, whether by merger, amalgamation or otherwise, outstanding as of the record date for such annual or special meeting of stockholders and not belonging to the Corporation or any subsidiary of the Corporation. At such time as no Exchangeable Class B Shares (other than Exchangeable Class B Shares belonging to the Corporation or any subsidiary of the Corporation) shall be outstanding and there are no shares of stock, debt, options, rights, warrants, or other securities convertible, exchangeable or exercisable for, or other agreements which could give rise to

the issuance of, any Exchangeable Class B Shares to any person (other than the Corporation or any subsidiary of the Corporation), the share of Special Class B Voting Stock shall be automatically redeemed for $0.01, but only out of funds legally available therefor, and upon any such redemption of the Special Class B Voting Stock by the Corporation, the share of Special Class B Voting Stock shall be deemed retired and canceled and may not be reissued.

(5) The affirmative vote of Class A Holders representing at least a majority of the votes entitled to be cast by all Class A Holders, voting together as a single class, shall be necessary for effecting the following actions:

(i) the issuance of (A) any shares of Class A Common Stock (other than pursuant to (x) the conversion of shares of Class B Common Stock pursuant to Article Fifth or (y) the exchange or redemption of Exchangeable Class A Shares pursuant to the terms of such shares) or securities (other than Class B Common Stock) convertible into or exercisable for Class A Common Stock, (B) any shares of Class B Common Stock (other than pursuant to (x) the conversion of shares of Class A Common Stock pursuant to Article Fifth or Article Sixth or (y) the exchange or redemption of Exchangeable Class B Shares pursuant to the terms of such shares) or securities (other than Class A Common Stock) convertible into or exercisable for Class B Common Stock whether in a single transaction or in a series of related transactions, if the number of shares to be so issued (including upon conversion or exchange) is, or will be upon issuance, equal to or in excess of twenty percent (20%) of the number of shares of Class B Common Stock outstanding before the issuance of such Class B Common Stock (or securities convertible into or exercisable for shares of Class B Common Stock) or (C) any shares of Preferred Stock having any voting rights other than those expressly required by the DGCL;

(ii) the sale, transfer or other disposition (whether directly by the Corporation or indirectly through any of its subsidiaries) of any capital stock (or any securities convertible into or exchangeable for such capital stock) of either Molson Inc. or any of its successors (collectively, "Molson") or Coors Brewing Company or any of its successors (collectively, "CBC") or the issuance by Molson or CBC of any shares of its capital stock; provided, however, that the foregoing restrictions shall not apply to any such sale, transfer, disposition or issuance of capital stock of Molson or CBC, as the case may be, if, after giving effect thereto, the Corporation continues to own, either directly or together with its wholly-owned subsidiaries, 100% of the capital stock of Molson or CBC, as the case may be;

(iii) the sale, transfer or other disposition of all or substantially all of the assets of Molson or CBC (whether directly by Molson or CBC or indirectly through any of their respective subsidiaries, and whether in a single transaction or in a series of related transactions);

(iv) any decrease in the number of members of the Board of Directors to a number less than fifteen (15); and

(v) any action to permit or cause any of the actions set forth in clauses (i) through (iv) above.

(6) The Class A Holders and the Class B Holders shall have the right to vote, as separate classes and not jointly, on (i) any agreement of merger that requires stockholder approval under the DGCL or a statutory share exchange (but only to the extent that the DGCL is hereafter amended to provide for such a statutory share exchange), (ii) any sale, lease or exchange of all or substantially all of the property and assets of the Corporation (other than to or with any entity that is directly or indirectly wholly owned by the Corporation) or any sale, lease or exchange of all or substantially all of the property and assets of any entity (A) of which the Corporation is in

possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting shares or interests, by contract or otherwise and (B) whose shares or other interests held by the Corporation constitute all or substantially all of the property and assets of the Corporation, (iii) any proposal to dissolve the Corporation or any proposal to revoke the dissolution of the Corporation or (iv) any amendment to this Restated Certificate of Incorporation that requires stockholder approval under this Restated Certificate of Incorporation or the DGCL and that would (A) increase or decrease the aggregate number of the authorized shares of Class B Common Stock; (B) change the designations, preferences, limitations, or relative rights of any shares of Class B Common Stock; (C) change the shares of all or part of Class B Common Stock into a different number of shares of the same class; (D) increase the rights, preferences or number of authorized shares of any other class that is equal or superior to Class B Common Stock with respect to distribution or dissolution rights (a "co-equal class"), (E) create any new co-equal class; (F) other than pursuant to Articles Fifth or Sixth, exchange or reclassify any shares of Class B Common Stock into shares of another class, or exchange, reclassify or create the right of exchange of any shares of another class into shares of Class B Common Stock; or (G) limit or deny existing preemptive rights of, or cancel or otherwise affect rights to distributions or dividends that have accumulated but have not yet been declared on, any shares of Class B Common Stock. The vote required to approve the foregoing actions is the affirmative vote of the holders of a majority in voting power of the Class A Holders entitled to vote thereon and the holders of a majority in voting power of the Class B Holders entitled to vote thereon, each voting as a separate class and not jointly. For the avoidance of doubt, for purposes of clause (iv) above, the creation or issuance of any series of preferred stock pursuant to paragraph (c) of this Article Fourth shall not be deemed an amendment to this Restated Certificate of Incorporation that requires stockholder approval pursuant to this subparagraph (6).

(7) Subject to the rights of the holders of any series of Preferred Stock and subject to subparagraph (8) below, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to receive such dividends (whether payable in cash or otherwise) as shall be declared from time to time by the Board of Directors out of funds legally available therefor, except that so long as any shares of Class B Common Stock are outstanding, no dividends shall be declared or paid, in cash or otherwise, on any Class A Common Stock or Class B Common Stock unless at the same time there shall be declared or paid, as the case may be, a dividend on Class B Common Stock or Class A Common Stock, as applicable, in an amount per share (or, in the case of a dividend declared or paid in the form of shares of Common Stock, a number per share) equal to the amount (or number) per share of the dividend declared or paid on the Class A Common Stock or Class B Common Stock, as applicable.

(8) Subject to the rights of the holders of any series of Preferred Stock, the Board of Directors may declare and distribute dividends pro rata to the holders of Class A Common Stock and the holders of Class B Common Stock in the form of shares of Common Stock of the Corporation. Dividends payable in Common Stock to the holders of Class A Common Stock may be made in authorized and unissued shares of Class A Common Stock or in authorized and unissued shares of Class B Common Stock, as the Board of Directors determines. Dividends payable in Common Stock to the holders of Class B Common Stock may be made only in authorized and unissued shares of Class B Common Stock.

(9) The holder of the Special Class A Voting Stock and the holder of the Special Class B Voting Stock shall not be entitled to receive any dividends or other distributions or to receive or participate in any distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

(10) Notwithstanding subparagraphs (1) and (2) above, at any time when, and only for so long as, the Corporation has no shares of Class A Common Stock and no shares of Special Class A

Voting Stock outstanding, the Class B Holders shall have, without further action by the Board of Directors or stockholders, the right to vote for the election of all of the Corporation's directors and for all other purposes, and all references in this Restated Certificate of Incorporation to required votes of the Class A Holders or to the right of Class A Holders to vote shall be deemed to refer to the Class B Holders. At such time as the Corporation reissues one or more shares of Class A Common Stock, the voting rights of the Class B Holders shall be as set forth in the foregoing subparagraphs and not in this subparagraph (10).

(11) No action shall be taken by the Class B Holders except at an annual or special meeting, and the Class B Holders may not act by written consent.

(12) The shares of Class B Common Stock shall be subject to conversion as set forth in Article Fifth and the shares of Class A Common Stock shall be subject to conversion as set forth in Article Sixth.

(c) Shares of Preferred Stock may be issued in one or more series from time to time by the Board of Directors, and the Board of Directors is expressly authorized to fix by resolution or resolutions for the issuance of shares of Preferred Stock in one or more series and, by filing a certificate pursuant to the DGCL (a "Preferred Stock Designation"), setting forth such resolution, to establish by resolution from time to time the number of shares to be included in each such series, and to fix by resolution the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the shares of each series of Preferred Stock.

The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(1) the distinctive serial designation of such series which shall distinguish it from other series;

(2) the number of shares included in such series;

(3) the dividend rate (or method of determining such rate) payable to the holders of the shares of such series, any conditions upon which such dividends shall be paid and the date or dates upon which such dividends shall be payable;

(4) whether dividends on the shares of such series shall be cumulative and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative;

(5) the amount or amounts which shall be payable out of the assets of the Corporation to the holders of the shares of such series upon voluntary or involuntary liquidation, dissolution or winding up the Corporation, and the relative rights of priority, if any, of payment of the shares of such series;

(6) the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series may be redeemed, in whole or in part, at the option of the Corporation or at the option of the holder or holders thereof or upon the happening of a specified event or events;

(7) the obligation, if any, of the Corporation to purchase or redeem shares of such series pursuant to a sinking fund or otherwise and the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

(8) whether or not the shares of such series shall be convertible or exchangeable, at any time or times at the option of the holder or holders thereof or at the option of the Corporation or upon the happening of a specified event or events, into shares of any other class or classes or any

other series of the same or any other class or classes of stock of the Corporation, and the price or prices or rate or rates of exchange or conversion and any adjustments applicable thereto; and

(9) subject to subparagraph (b)(5)(i) of this Article Fourth, whether or not the holders of the shares of such series shall have voting rights, in addition to the voting rights required by law, and if so the terms of such voting rights.

The Board of Directors is expressly authorized to vary the provisions relating to the foregoing matters between the various series of Preferred Stock, but, unless otherwise specified in a Preferred Stock Designation, in all other respects the shares of each series shall be of equal rank with each other regardless of series. Notwithstanding the fixing of the number of shares constituting a particular series upon the issuance thereof, unless otherwise specified in the Preferred Stock Designation and subject to the rights of the holders of any series of Preferred Stock, the Board of Directors may at any time thereafter authorize the issuance of additional shares of the same series or may reduce (but not below the number of shares thereof then outstanding) the number of shares constituting such series.

(d) The number of authorized shares of any class of stock of the Corporation may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the Class A Holders, irrespective of Section 242(b)(2) of the DGCL, without a separate class vote of the class to be increased or decreased; provided, however, that this provision shall not affect the requirement of any vote required pursuant to subparagraph (6) of paragraph (b) of the this Article Fourth or any Preferred Stock Designation.

FIFTH.

(a) As used in this Article Fifth, the following terms have the following meanings:

(1) "affiliate" of a company means another company if one of them is a subsidiary of the other or if both are subsidiaries of the same company or if each of them is controlled by the same person or company;

(2) "associate", where used to indicate a relationship with any person or company means,

(i) any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than ten percent (10%) of the voting rights attached to all voting securities of the company for the time being outstanding,

(ii) any partner of that person or company,

(iii) any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity,

(iv) any relative of that person who resides in the same home as that person,

(v) any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage, or

(vi) any relative of a person mentioned in clause (v) who has the same home as that person;

(3) "controlled companies"—a company shall be deemed to be controlled by another person or company or by two or more companies, if:

(i) voting securities of the first-mentioned company carrying more than fifty percent (50%) of the votes for the election of the directors are held, otherwise than by way of security only, by or for the benefit of the other person or company or by or for the benefit of the other companies, and

(ii) the votes represented by such securities are entitled, if exercised, to elect a majority of the board of directors of the first-mentioned company;

(4) "Conversion Period" means the period of time commencing on the eighth (8th) day after the Offer Date and terminating on the Expiration Date;

(5) "Converted Shares" means shares of Class A Common Stock resulting from the conversion of shares of Class B Common Stock into shares of Class A Common Stock pursuant to paragraph (b) of this Article Fifth;

(6) "Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder;

(7) "Exchangeable Converted Shares" means shares of Class A Common Stock resulting from the conversion of Exchangeable Class B Shares into Exchangeable Class A Shares pursuant to Article 15 of the Exchangeable Share Provisions and the subsequent exchange thereof into Class A Common Stock pursuant to Article 6 of the Exchangeable Share Provisions;

(8) "Exclusionary Offer" means an offer to purchase shares of Class A Common Stock that:

(i) (A) must, by reason of applicable securities laws (including Rule 14d-10 under the Exchange Act or any successor provisions) or the requirements of a stock exchange on which shares of Class A Common Stock are listed, be open to all or substantially all holders of shares of Class A Common Stock or (B) would, if such offer were made in Canada or a province of Canada, be required to be made to all or substantially all holders of shares of Class A Common Stock resident in Canada or a province of Canada by reason of applicable securities laws of Canada or a province of Canada, the requirements of a stock exchange on which shares of Class A Common Stock are listed or the requirements of the Canada Business Corporations Act; and

(ii) is not made concurrently with a Qualifying Class B Offer;

and for the purposes of this definition, the varying of any term of the offer for Class A Common Stock shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase shares of Class B Common Stock;

(9) "Expiration Date" means the last date upon which holders of shares of Class A Common Stock may accept an Exclusionary Offer;

(10) "Offer Date" means the date on which an Exclusionary Offer is made;

(11) "Offeror" means a person or company that makes an offer to purchase shares of Class A Common Stock (the "bidder"), and includes any associate or affiliate of the bidder or any person or company that is disclosed or required to be disclosed in the offering document relating to such offer to be acting jointly or in concert with the bidder;

(12) "Qualifying Class B Offer" means an offer to purchase shares of Class B Common Stock that is identical to a concurrent offer to purchase shares of Class A Common Stock in terms of price per share and percentage of outstanding shares to be purchased (exclusive of shares owned immediately prior to the offer by the Offeror) and in all other respects (except with respect to the conditions that may be attached to the offer for shares of Class A Common Stock), and having no conditions thereto other than the right not to purchase and pay for shares of Class B Common Stock tendered if no shares of Class A Common Stock are purchased pursuant to the offer for shares of Class A Common Stock; and

(13) "Transfer Agent" means the Transfer Agent from time to time for the shares of Class A Common Stock.

(b) Subject to paragraph (e) of this Article Fifth, if an Exclusionary Offer is made, each outstanding share of Class B Common Stock shall be convertible into one (1) fully paid and non-assessable share of Class A Common Stock at the option of the holder thereof during the Conversion Period. The conversion right provided for in this paragraph (b) shall be exercised by notice in writing given to the Transfer Agent accompanied by the stock certificate or certificates representing the shares of Class B Common Stock which the holder desires to convert, and such notice shall be executed by the person registered on the books of the Corporation as the holder of the shares of Class B Common Stock, or by his or her attorney duly authorized in writing, and shall specify the number of shares of Class B Common Stock which the holder desires to have converted. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the Transfer Agent of such notice and stock certificate or certificates, the Corporation shall issue or cause to be issued a stock certificate representing fully-paid shares of Class A Common Stock as prescribed above and in accordance with paragraph (d) of this Article Fifth. If less than all of the shares of Class B Common Stock represented by any stock certificate are to be converted, the holder shall be entitled to receive a new stock certificate representing in the aggregate the number of shares of Class B Common Stock represented by the original stock certificate that are not to be converted.

(c) An election by a holder of shares of Class B Common Stock to exercise the conversion right provided for in paragraph (b) of this Article Fifth shall not be valid unless accompanied by irrevocable elections by such holder (i) to tender the Converted Shares into the Exclusionary Offer (subject to such holder's right to subsequently withdraw the shares from the offer in accordance with the terms thereof and applicable law); (ii) to exercise the right contained in the terms and conditions of the Converted Shares to convert into shares of Class B Common Stock all Converted Shares in respect of which such holder exercises his or her right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately purchased under the Exclusionary Offer; and (iii) to appoint the Transfer Agent as agent of such holder for the purpose of holding and tendering certificates representing such Converted Shares in accordance with paragraph (d) of this Article Fifth. Any such election shall provide that the conversion of Converted Shares into shares of Class B Common Stock pursuant to such election in respect of which the holder exercises his or her right of withdrawal from the Exclusionary Offer shall become effective at the time such right of withdrawal is exercised, and that if the right of withdrawal is not exercised, any conversion into shares of Class B Common Stock pursuant to such election shall become effective:

(1) in respect of an Exclusionary Offer which is completed, immediately following the time by which the Offeror is required under applicable securities laws to purchase and pay for all shares to be acquired by the Offeror under the Exclusionary Offer; and

(2) in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn.

(d) No stock certificates representing Converted Shares shall be delivered to or to the order of the holders of the shares before such shares are tendered into the Exclusionary Offer; the Transfer Agent, on behalf of the holders of the Converted Shares, shall tender pursuant to the Exclusionary Offer a certificate or certificates representing the Converted Shares. Upon completion of the Exclusionary Offer, the Transfer Agent shall deliver or cause to be delivered to the holders entitled thereto all consideration paid by the Offeror pursuant to the Exclusionary Offer in respect of the Converted Shares. If Converted Shares are converted into shares of Class B Common Stock in accordance with the election required by paragraph (c) of this Article Fifth, the Transfer Agent shall deliver to the holders entitled thereto a stock certificate or certificates representing the shares of Class B Common Stock resulting from the conversion. The Corporation shall make all arrangements with the Transfer Agent necessary or desirable to give effect to this paragraph (d).

(e) Subject to paragraph (f) of this Article Fifth, the conversion right provided for in paragraph (b) of this Article Fifth shall not come into effect if:

(1) prior to the Offer Date there is delivered to the Transfer Agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more stockholders of the Corporation or stockholders of Exchangeco owning, in the aggregate, as of the Offer Date, more than fifty percent (50%) of the then outstanding shares of Class A Common Stock and Exchangeable Class A Shares, in each case exclusive of shares owned immediately prior to the Offer Date by the Offeror, which certificate or certificates shall confirm, in the case of each such stockholder, that such stockholder shall not:

(i) tender any shares in acceptance of any Exclusionary Offer without giving the Transfer Agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven (7) days prior to the Expiration Date;

(ii) make any Exclusionary Offer;

(iii) act jointly or in concert with any person or company that makes any Exclusionary Offer; or

(iv) transfer any shares of Class A Common Stock or Exchangeable Class A Shares, directly or indirectly, during the time at which any Exclusionary Offer is outstanding without giving the Transfer Agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven (7) days prior to the Expiration Date, which notice shall state, if known to the transferor, the names of the transferees and the number of shares of Class A Common Stock and Exchangeable Class A Shares transferred or to be transferred to each transferee;

(2) as of the end of the seventh (7th) day after the Offer Date there has been delivered to the Transfer Agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more stockholders of the Corporation or stockholders of Exchangeco owning, in the aggregate, more than fifty percent (50%) of the then outstanding shares of Class A Common Stock and Exchangeable Class A Shares, exclusive of shares owned immediately prior to the Offer Date by the Offeror, which certificate or certificates shall confirm, in the case of each such stockholder:

(i) the number of shares of Class A Common Stock and Exchangeable Class A Shares owned by the stockholder;

(ii) that such stockholder is not making the Exclusionary Offer and is not an associate or affiliate of, or acting jointly or in concert with, the person or company making the Exclusionary Offer;

(iii) that such stockholder shall not tender any shares in acceptance of the Exclusionary Offer, including any varied form of the Exclusionary Offer, without giving the Transfer Agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven (7) days prior to the Expiration Date; or

(iv) that such stockholder shall not transfer any shares of Class A Common Stock or Exchangeable Class A Shares, directly or indirectly, prior to the Expiration Date without giving the Transfer Agent and the Secretary of the Corporation written notice of such transfer or intended transfer at last seven (7) days prior to the Expiration Date, which notice shall state, if known to the transferor, the names of the transferees and the number of shares of Class A Common Stock and Exchangeable Class A Shares transferred or to be transferred to each transferee;

(3) as of the end of the seventh (7th) day after the Offer Date a combination of certificates that comply with either subparagraph (1) or (2) above from stockholders of the Corporation or stockholders of Exchangeco owning, in the aggregate, more than fifty percent (50%) of the then outstanding shares of Class A Common Stock and Exchangeable Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, has been delivered to the Transfer Agent and to the Secretary of the Corporation.

(f) If a notice referred to in clause (e)(1)(i), (e)(1)(iv), (e)(2)(iii) or (e)(2)(iv) is given and the conversion right provided for in paragraph (b) of this Article Fifth has not come into effect, the Transfer Agent shall either forthwith upon receipt of the notice or forthwith after the seventh (7th) day following the Offer Date, whichever is later, determine the number of shares of Class A Common Stock and Exchangeable Class A Shares in respect of which certificates have been delivered that comply with either subparagraph (e)(1) or (e)(2). For the purpose of this determination, (i) certificates in respect of which such a notice has been filed shall not be regarded as delivered insofar as the shares of Class A Common Stock or Exchangeable Class A Shares to which the notice relates are concerned; (ii) the transfer that is the subject of any notice referred to in clause (e)(1)(iv) or (e)(2)(iv) shall be deemed to have already taken place at the time of the determination; and (iii) the transferee in the case of any notice referred to in clause (e)(1)(iv) or (e)(2)(iv) shall be deemed to be a person or company from whom the Transfer Agent does not have a certificate unless the Transfer Agent is otherwise advised of the identity of the transferee, either by such notice or by the transferee in writing, and such transferee is a person or company from whom the Transfer Agent has received delivery of a certificate. If the number of shares of Class A Common Stock and Exchangeable Class A Shares so determined to be subject to certificates delivered pursuant to subparagraph (e)(1) or (e)(2) does not exceed fifty percent (50%) of the number of then outstanding shares of Class A Common Stock and Exchangeable Class A Shares, exclusive of shares owned immediately prior to the Offer Date by the Offeror, paragraph (e) of this Article Fifth shall cease to apply and the conversion right provided for in paragraph (b) of this Article Fifth shall be in effect for the remainder of the Conversion Period.

(g) As soon as reasonably possible after the seventh (7th) day after the Offer Date, the Corporation shall send to each holder of shares of Class B Common Stock with a copy to the trustee under the Voting and Exchange Trust Agreement entered into with respect to the Exchangeable Class B Shares a notice advising such holders as to whether they are entitled to convert their shares of Class B Common Stock into shares of Class A Common Stock and the reasons therefor. If such notice discloses that they are not so entitled but it is subsequently determined that they are so entitled by virtue of paragraph (f) of this Article Fifth or otherwise, the Corporation shall forthwith send another notice to the holders of shares of Class B Common Stock advising them of that fact and the reasons therefor.

(h) If a notice referred to in paragraph (g) of this Article Fifth discloses that the conversion right provided for in paragraph (b) of this Article Fifth has come into effect, the notice shall:

(1) include a description of the procedure to be followed to effect the conversion and to have the Converted Shares tendered under the offer;

(2) include the information set forth in paragraph (c) of this Article Fifth; and

(3) be accompanied by a copy of the offer and all other material sent to holders of shares of Class A Common Stock in respect of the offer, and as soon as reasonably possible after any additional material, including a notice of variation, is sent to the holders of shares of Class A Common Stock in respect of the offer, the Corporation shall send a copy of such additional material to each holder of shares of Class B Common Stock.

(i) Prior to or forthwith after sending any notice referred to in paragraph (g) of this Article Fifth, the Corporation shall cause a press release to be issued to a U.S. and Canadian national newswire service, describing the contents of the notice.

(j) No stock certificates representing Exchangeable Converted Shares shall be delivered to or to the order of the holders of the shares before such shares are tendered into the Exclusionary Offer; the Transfer Agent, on behalf of the holders of the Exchangeable Converted Shares, shall tender pursuant to the Exclusionary Offer a certificate or certificates representing the Exchangeable Converted Shares. Upon completion of the Exclusionary Offer, the Transfer Agent shall deliver or cause to be delivered to the holders entitled thereto all consideration paid by the Offeror pursuant to the Exclusionary Offer in respect of the Exchangeable Converted Shares. If the Exchangeable Converted Shares are converted into shares of Class B Common Stock in accordance with the notice of irrevocable election pursuant to Section 16.3 of the Exchangeable Share Provisions (the "Exchangeable Election") delivered to the Transfer Agent, the Transfer Agent shall deliver to the holders entitled thereto a stock certificate or certificates representing the shares of Class B Common Stock resulting from the conversion. The Corporation shall make all arrangements with the Transfer Agent necessary or desirable to give effect to this paragraph (j). The Corporation shall be entitled to rely on the Exchangeable Election in converting Exchangeable Converted Shares into shares of Class B Common Stock. If the right of withdrawal from the Exclusionary Offer is not exercised by the holder of Exchangeable Converted Shares, any conversion into shares of Class B Common Stock pursuant to the Exchangeable Election shall become effective:

(1) in respect of an Exclusionary Offer which is completed, immediately following the time by which the Offer is required under applicable securities laws to purchase and pay for all shares to be acquired by the Offeror under the Exclusionary Offer; and

(2) in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn.

SIXTH.

(a) Subject to and in compliance with the provisions of this Article Sixth, each holder of shares of Class A Common Stock may, at any time and from time to time, at such holder's election, convert any or all outstanding shares of Class A Common Stock held by such holder into shares of Class B Common Stock (any such conversion, a "Conversion") pursuant to the provisions of this paragraph (a) of Article Sixth. In order to effect a Conversion, a holder of shares of Class A Common Stock must deliver to the Secretary of the Corporation (i) a written notice of such holder's election to convert (a "Notice of Conversion") shares of Class A Common Stock specifying the number of shares to be converted and (ii) the certificate or certificates representing such shares. Such Notice of Conversion, once delivered to the Secretary of the Corporation, shall be irrevocable. As promptly as practicable after receipt by the Secretary of the Corporation of such Notice of Conversion and such certificate or certificates, the Corporation shall issue and shall deliver to such holder a certificate or certificates for the number of shares of Class B Common Stock issuable upon such Conversion in accordance with the provisions of this Article Sixth. In the event of a Conversion of a certificate or certificates in part, the Corporation shall also issue to such holder a certificate or certificates for the number of shares of Class A Common Stock not being so converted. A Conversion shall be deemed to have been consummated immediately prior to the close of business on the date the Secretary of the Corporation receives the Notice of Conversion of the holder of Class A Common Shares electing to make such Conversion (the "Conversion Date"), or if the Conversion Date is not a business day, then the next business day, and as of such date such holder shall be deemed to be a holder of record of the number of shares of Class B Common Stock issuable upon such Conversion in accordance with this Article Sixth notwithstanding that the share register of the Corporation may then be closed or that a certificate

or certificates representing such shares of Class B Common Stock shall not then actually be issued or delivered to such holder.

(b) Upon any Conversion the holder of shares of Class A Common Stock being converted shall receive a number of shares of Class B Common Stock equal to the number of shares of Class A Common Stock being converted.

(c) Notwithstanding anything herein to the contrary, prior to the delivery of any shares of Class B Common Stock that the Corporation is obligated to deliver pursuant to any Conversion, the Corporation shall comply with all applicable federal and state laws and regulations which require action to be taken by the Corporation in connection with such Conversion.

(d) The Corporation shall pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Class B Common Stock upon any Conversion, other than any tax payable in respect of any transfer involved in the issue or delivery of Class B Common Stock in a name other than that of the holder of the shares of Class A Common Stock converted pursuant to such Conversion immediately prior to such Conversion. The Corporation shall have the right not to issue or deliver any shares of Class B Common Stock in a name other than that of the holder of the shares of Class A Common Stock converted pursuant to a Conversion immediately prior to such Conversion unless and until the person requesting such issuance or delivery has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

SEVENTH. The Board of Directors is authorized to adopt, amend or repeal the bylaws of the Corporation (the "Bylaws"); provided, that the power of the Board of Directors to adopt, amend or repeal the Bylaws may be limited by a provision of the Bylaws in effect as of the date of this Restated Certificate, or by an amendment to the Bylaws adopted by the Class A Holders, which in either case provides that a particular bylaw or bylaws may only be adopted, amended or repealed by the Class A Holders.

EIGHTH. Elections of directors need not be by written ballot except and to the extent provided in the Bylaws.

NINTH.

(a) Subject to subparagraph (b)(5)(iv) of Article Fourth, the number of directors of the Corporation shall be determined exclusively by resolution of the Board of Directors adopted in accordance with the requirements of the Bylaws.

(b) Any director or the entire Board of Directors may be removed with cause by a vote of the holders of a majority of the total votes entitled to be cast by the holders of the Class A Common Stock, Class B Common Stock, Special Class A Voting Stock, Special Class B Voting Stock and any then outstanding series of Preferred Stock entitled to vote on the election of directors, voting together as a single class. Any director may be removed without cause by a vote of the holders of a majority of the total votes entitled to be cast by the holders of the class or classes of stock the holders of which elected such director.

TENTH.

(a) As used in this Article Tenth, the following terms have the following meanings:

(1) "Class A Coors Voting Trust Agreement" has the meaning set forth in the Combination Agreement.

(2) "Combination Agreement" means the Combination Agreement, dated as of July 21, 2004, by and among the Corporation, Exchangeco and Molson Inc., a copy of which will be made available to any stockholder who requests such, without charge.

(3) "Coors Beneficiary Representative" has the meaning set forth in the Class A Coors Voting Trust Agreement.

(4) "Coors Family Group Beneficiaries" has the meaning set forth in the Class A Coors Voting Trust Agreement.

(5) "Continuing Representative" has the meaning set forth in the Class A Coors Voting Trust Agreement.

(6) "Independent Director" means any director who is independent of the management of the Corporation and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests or relationships arising from ownership of shares of stock.

(7) "Molson Beneficiary Representative" has the meaning set forth in the Class A Coors Voting Trust Agreement.

(8) "Molson Family Group Beneficiaries" has the meaning set forth in the Class A Coors Voting Trust Agreement.

(b) Other than as set forth in paragraph (i) below, and in accordance with Section 141(a) of the DGCL, the full and exclusive power and authority otherwise conferred upon the Board of Directors to evaluate director candidates and nominate persons to stand for election to the Board of Directors or to fill vacancies on the Board of Directors or newly created directorships shall be exercised and performed by (1) the persons comprising the nominating committee and subcommittees referred to in this paragraph (b), (2) the Coors Beneficiary Representative and (3) the Molson Beneficiary Representative, in each case in accordance with the provisions of this Article Tenth. The Corporation shall have a nominating committee (the "Nominating Committee"), and such committee shall have two (2) subcommittees designated as the "Class A-C Nominating Subcommittee" and the "Class A-M Nominating Subcommittee", respectively, and referred to collectively as "subcommittees". The Nominating Committee and its subcommittees shall be constituted, and shall have power and authority, as set forth below.

(c) The Nominating Committee shall consist of five (5) directors of the Corporation, two (2) of which directors shall also constitute the Class A-C Nominating Subcommittee, two (2) of which directors shall also constitute the Class A-M Nominating Subcommittee and the remaining member of which shall be an Independent Director. As of the Effective Time referred to in the Combination Agreement, the members of the Nominating Committee and each of its subcommittees shall be the persons specified in Exhibit I of the Combination Agreement. Persons designated as members of the Nominating Committee and each of its subcommittees shall serve until their removal, resignation or retirement from the Board of Directors or death. Any vacancies on the Class A-C Nominating Subcommittee or the Class A-M Nominating Subcommittee shall be filled by the remaining member of such subcommittee; provided, that if there is no such remaining member at that time, all such vacancies shall be filled, in the case of the Class A-C Nominating Subcommittee, by the Coors Beneficiary Representative (so long as the Coors Beneficiary Representative qualifies as a Continuing Representative) and, in the case of the Class A-M Nominating Subcommittee, by the Molson Beneficiary Representative (so long as the Molson Beneficiary Representative qualifies as a Continuing Representative). Vacancies in the remaining seat on the Nominating Committee shall be filled by the affirmative vote of at least three (3) members of the Nominating Committee.

(d) In accordance with Section 141(a) of the DGCL, the Class A-C Nominating Subcommittee shall have the exclusive power and authority otherwise conferred upon the Board of Directors to (i) nominate five (5) persons to stand for election by the Class A Holders at each annual meeting of stockholders (which persons, together with any persons designated as such in Exhibit I to the Combination Agreement and any persons referred to in clause (ii) or (iii) below, shall be referred herein to as "Coors Directors"), (ii) fill any vacancy created by the removal, resignation or retirement from the Board of Directors or the death of any Coors Director; provided, that if there is no remaining member of the Class A-C Nominating Subcommittee at that time, all such vacancies shall be filled by the Coors Beneficiary Representative (so long as the Coors Beneficiary Representative qualifies as a Continuing Representative), and (iii) upon any increase in the number of directors to be elected by the Class A Holders, appoint any number of such additional directors designated as Coors Directors by resolution of the Board of Directors adopted in accordance with the requirements of the Bylaws in connection with such increase. The Class A-C Nominating Subcommittee shall exercise its authority hereunder in a manner such that at all times at least a majority of the Coors Directors shall be Independent Directors.

(e) In accordance with Section 141(a) of the DGCL, the Class A-M Nominating Subcommittee shall have the exclusive power and authority otherwise conferred upon the Board of Directors to (i) nominate five (5) persons to stand for election by the Class A Holders at each annual meeting of stockholders (which persons, together with any persons designated as such in Exhibit I to the Combination Agreement and any persons referred to in clause (ii) or (iii) below, shall be referred herein to as "Molson Directors"), (ii) fill any vacancy created by the removal, resignation or retirement from the Board of Directors or the death of any Molson Director; provided, that if there is no remaining member of the Class A-M Nominating Subcommittee at that time, all such vacancies shall be filled by the Molson Beneficiary Representative (so long as the Molson Beneficiary Representative qualifies as a Continuing Representative), and (iii) upon any increase in the number of directors to be elected by the Class A Holders, appoint any number of such additional directors designated as Molson Directors by resolution of the Board of Directors adopted in accordance with the requirements of the Bylaws in connection with such increase. The Class A-M Nominating Subcommittee shall exercise its authority hereunder in a manner such that at all times at least a majority of the Molson Directors shall be Independent Directors.

(f) In accordance with Section 141(a) of the DGCL, the Nominating Committee shall have the exclusive power and authority otherwise conferred upon the Board of Directors to (i) nominate two (2) persons to stand for election by the Class A Holders at each annual meeting of stockholders (which persons, together with any persons referred to in clause (ii) or (iii) below, shall be referred herein to as "Nominating Committee Directors"), one of whom, subject to the fiduciary duties of the Nominating Committee, shall be the person who is then the Chief Executive Officer of the Corporation and one of whom, subject to the fiduciary duties of the Nominating Committee, shall initially be the person designated pursuant to Section 6.12(a) of the Combination Agreement and, after such person ceases to serve in the same position with the Corporation, a member of management approved by a vote of the Required Number (as defined in the Bylaws) of Directors, (ii) fill any vacancy created by the removal, resignation or retirement from the Board of Directors or the death of any director nominated by the Nominating Committee pursuant to this paragraph (f) with a person meeting the requirements set forth in clause (i) or (iii) of this paragraph (f), as applicable, and (iii) upon any increase in the number of directors to be elected by the Class A Holders, appoint any number of such additional directors designated as Nominating Committee Directors by resolution of the Board of Directors adopted in accordance with the requirements of the Bylaws in connection with such increase; provided that each such additional director so appointed shall be an Independent Director.

(g) Notwithstanding the foregoing provisions of this Article Tenth:

(1) In the event that the Coors Family Group Beneficiaries are no longer entitled to appoint a Coors Beneficiary Representative who would be a Continuing Representative, (i) the Class A-C Nominating Subcommittee shall be disbanded, (ii) the Nominating Committee seats formerly held by the members of such subcommittee shall thereupon be filled by Independent Directors appointed by the Board of Directors in accordance with Section 2.7 of the Bylaws and (iii) the nominating power and authority formerly vested in the Class A-C Nominating Subcommittee shall thereafter be vested in the full Nominating Committee; and

(2) In the event that the Molson Family Group Beneficiaries are no longer entitled to appoint a Molson Beneficiary Representative who would be a Continuing Representative, (i) the Class A-M Nominating Subcommittee shall be disbanded, (ii) the Nominating Committee seats formerly held by the members of such subcommittee shall thereupon be filled by Independent Directors appointed by the Board of Directors in accordance with Section 2.7 of the Bylaws and (iii) the nominating power and authority formerly vested in the Class A-M Nominating Subcommittee shall thereafter be vested in the full Nominating Committee.

(h) The Nominating Committee, the Class A-C Nominating Subcommittee and the Class A-M Nominating Subcommittee shall operate in accordance with the procedures established in Section 3.2 of the Bylaws.

(i) Subject to the rights of the stockholders of the Corporation to make nominations in compliance with the procedures set forth in the Bylaws, the Board of Directors, by resolution adopted in accordance with the requirements of the Bylaws, shall have the exclusive power and authority to (i) nominate three (3) persons to stand for election by the Class B Holders at each annual meeting of stockholders (which persons, together with any persons referred to in clause (ii) below, shall be referred herein to as "Class B Directors") (and to evaluate candidates for such nominations) and (ii) fill any vacancy created by the removal, resignation or retirement from the Board of Directors or the death of any director nominated by the Board of Directors pursuant to this paragraph (i). The Board of Directors shall exercise its authority hereunder in a manner such that at all times all of the Class B Directors shall be Independent Directors. As of the Effective Time referred to in the Combination Agreement, the initial Class B Directors shall be the persons specified as such in Exhibit I of the Combination Agreement

ELEVENTH. A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL as currently in effect or as the same may hereafter be amended. If the DGCL is hereafter amended to eliminate or limit further the liability of a director, then, in addition to the elimination and limitation of liability provided by the preceding sentence, the liability of each director shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any amendment, modification or repeal of this Article Eleventh shall be prospective only and shall not adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment, modification or repeal. All references to a "director" in this Article Eleventh and in Article Twelfth shall include a director serving as a member of any of the Nominating Committee, the Class A-C Nominating Subcommittee and the Class A-M Nominating Subcommittee, and the Coors Beneficiary Representative and the Molson Beneficiary Representative.

TWELFTH. The Corporation shall indemnify and hold harmless, and advance expenses, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the

Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans maintained or sponsored by the Corporation (a "Covered Person") (including the heirs, executors, administrators and estate of such Covered Person), against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in the Bylaws (as the same may provide from time to time), the Corporation shall be required to indemnify a Covered Person in connection with a proceeding (or a part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized by the Bylaws, in any written agreement with the Corporation, or in the specific case by the Board of Directors; provided, however, that if successful in whole or in part in any suit for the advancement of expenses or indemnification hereunder, the Covered Person shall be entitled to payment of the expense of litigating such suit.. Nothing contained in this Article Twelfth shall affect any rights to indemnification or advancement of expenses to which directors, officers, employees or agents of the Corporation otherwise may be entitled under the Bylaws, any written agreement with the Corporation or otherwise. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article Twelfth with respect to the indemnification and advancement of expenses of directors and officers of the Corporation. Without limiting the generality or the effect of the foregoing, the Corporation may enter into one or more agreements with any person that provide for indemnification greater or different than that provided in this Article Twelfth. No amendment or repeal of this Article Twelfth shall adversely affect any right or protection existing hereunder or pursuant hereto immediately prior to such amendment or repeal.

THIRTEENTH. The Corporation expressly elects not to be governed by Section 203 of the DGCL.

IN WITNESS WHEREOF, the undersigned has caused this Restated Certificate of Incorporation to be signed by ____________________, ______________________________ of the Corporation __________, 2004.

Adolph Coors Company

By: ____________________________________
Name:
Title:

Annex H

AMENDED AND RESTATED BYLAWS
OF
MOLSON COORS BREWING COMPANY

(A Delaware Corporation)

ARTICLE I

STOCKHOLDERS

Section 1.1 *Annual Meetings.*

1.1.1 An annual meeting of the stockholders shall be held each year on such date and at such time and place, if any, either within or outside the State of Delaware, as may be designated by the board of directors of the Corporation (the "Board of Directors") from time to time. At such meeting, the stockholders shall elect the Board of Directors and shall transact such other business as may be brought properly before the meeting.

1.1.2 Nominations of persons to stand for election to the Board of Directors of the Corporation at an annual meeting of stockholders and the proposal of business to be considered by the stockholders at an annual meeting of stockholders may be made (a) pursuant to the Corporation's notice of meeting delivered pursuant to Section 1.3 of these Bylaws, (b) by any stockholder of record of the Corporation who is entitled to vote at the meeting with respect to such matter, who complies with the notice procedures set forth in Subsection 1.9.2 of these Bylaws and who is a stockholder of record of the relevant class of stock at the time such notice is delivered to the Secretary of the Corporation, (c) with respect to any proposal of business to be considered by the stockholders at an annual meeting of stockholders, by stockholders of record of the Corporation who hold at least fifty percent (50%) of the voting power entitled to vote for a majority of directors or (d) with respect to nominations of persons to stand for election to the Board of Directors of the Corporation at an annual meeting of stockholders, in accordance with the restated certificate of incorporation of the Corporation (as the same may be amended or restated from time to time, the "Certificate of Incorporation") and these Bylaws, and with respect to all other matters, by or at the direction of the Board of Directors.

Section 1.2. *Special Meetings.*

1.2.1 Special meetings of stockholders entitled to vote at such meeting may be called at any time by the Board of Directors, to be held at such date, time and place, if any, either within or outside the State of Delaware as may be determined by the Board of Directors and stated in the notice of the meeting.

1.2.2 Business transacted at any special meeting of stockholders shall be limited to (a) the purpose or purposes stated in the notice of such meeting and (b) any proposal of business made by stockholders of record of the Corporation who hold at least fifty percent (50%) of the voting power entitled to vote for a majority of directors.

Section 1.3. *Notice of Meetings.* Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting stating the place, if any, date and hour of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given to all stockholders of the Corporation, whether or not entitled to vote at such meeting. Unless otherwise provided by law, the notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder of record entitled to notice of, or to vote at, the meeting. If mailed, such notice shall

be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation.

Section 1.4. *Adjournments.* Any meeting of stockholders, annual or special, may be adjourned from time to time, to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time, place thereof, if any, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to notice of, or to vote at, the adjourned meeting.

Section 1.5. *Quorum.* At each meeting of stockholders, except where otherwise provided by law or the Certificate of Incorporation or these Bylaws, the holders of shares entitled to cast a majority of the total votes of the outstanding shares of stock entitled to vote on a matter at the meeting, present in person or represented by proxy, shall constitute a quorum with respect to such matter. Shares entitled to vote as a separate class or series may take action on a matter at a meeting only if a quorum of those shares is present. For purposes of the foregoing, where a separate vote by class or classes or a series or multiple series is required for any matter, the holders of shares entitled to cast a majority of the total votes of the outstanding shares of such class or classes or a series or multiple series, present in person or represented by proxy, shall constitute a quorum to take action with respect to that vote on that matter. In the absence of a quorum of the holders of any class or series of stock entitled to vote on a matter, the holders of such class or series so present or represented may, by the affirmative vote of a majority of the voting power present or by action of the Chairman, adjourn the meeting of such class or series with respect to that matter from time to time in the manner provided by Section 1.4 of these Bylaws until a quorum of such class or series shall be so present or represented. Shares of its own capital stock belonging on the record date for the meeting to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any subsidiary of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 1.6. *Organization.*

1.6.1 The chairman of the annual or any special meeting of the stockholders shall be the Chairman of the Board of Directors, or in the absence of the Chairman of the Board of Directors, any director designated by the Board of Directors. The Secretary, or in the absence of the Secretary, an Assistant Secretary, shall act as the secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary, the chairman of the meeting may appoint any person to act as secretary of the meeting.

1.6.2 The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the adjournment of any meeting in the chairman's discretion, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof and the opening and closing of the voting polls. The chairman of the meeting shall have absolute authority over matters of procedure and there shall be no appeal from the ruling of the chairman.

1.6.3 The chairman may ask or require that anyone who is not a bona fide stockholder or proxyholder leave the meeting.

Section 1.7. *Inspectors.* Prior to any meeting of stockholders, the Board of Directors may, and shall if required by law, appoint one or more inspectors to act at such meeting and make a written report thereof and may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at the meeting of stockholders, the person presiding at the meeting may, and shall if required by law, appoint one or more inspectors to act at the meeting. The inspectors need not be stockholders of the Corporation. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall ascertain the number of shares outstanding and the voting power of each, determine the shares represented at the meeting and the validity of proxies and ballots, count all votes and ballots, determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons to assist them in the performance of their duties. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting. No ballot, proxy or vote, nor any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law.

Section 1.8. *Voting; Proxies.* Unless otherwise provided in the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one (1) vote for each share of stock held by such stockholder that has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power, regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Corporation. Voting at meetings of stockholders need not be by written ballot unless the holders of a majority of the outstanding shares of all classes of stock entitled to vote thereon present in person or represented by proxy at such meeting shall so determine. Except where applicable law or regulation (including the regulations of stock exchanges or similar bodies), the Certificate of Incorporation or these Bylaws require a different vote, if a quorum exists, action on a matter other than the election of directors is approved if the votes cast favoring the action exceed the votes cast opposing the action. In an election of directors, a plurality of the votes of the shares of the class or series of stock present in person or represented by proxy at a meeting and entitled to vote for the relevant directors is required in order to elect such director.

Section 1.9. *Nominations and Stockholder Proposals.*

1.9.1 Nominations by the Board of Directors. The full and exclusive power and authority otherwise conferred upon the Board of Directors to evaluate director candidates and nominate persons to (i) stand for election by the holders of the Class A Common Stock, par value of $0.01 (voting), and the holder of the Special Class A Voting Stock, par value of $0.01 (voting) (such holders, collectively, the "Class A Holders"), to the Board of Directors, (ii) fill vacancies on the Board of Directors in respect of directors elected by the Class A Holders (or appointed to fill a

vacancy with respect thereto) or (iii) fill vacancies on the Board of Directors in respect of newly created directorships (other than directors to be elected by the holders of the Class B Common Stock, par value of $0.01 (non-voting), and the Special Class B Voting Stock, par value of $0.01 (non-voting) (such holders, collectively, the "Class B Holders") shall be vested in the Nominating Committee of the Board of Directors and the subcommittees of such Nominating Committee in accordance with the Certificate of Incorporation. The full and exclusive power and authority to evaluate director candidates and nominate persons to (i) stand for election by the Class B Holders to the Board of Directors and (ii) fill vacancies on the Board of Directors in respect of directors elected by the Class B Holders (or appointed to fill a vacancy with respect thereto) shall be vested in the Board of Directors, subject in each case to the rights of the stockholders of the Corporation to make nominations in compliance with the procedures set forth in Subsection 1.9.2 of these Bylaws.

1.9.2 Stockholder Proposal and Nomination Procedures. For nominations of persons to stand for election to the Board of Directors or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of Subsection 1.1.2 of these Bylaws, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation, and such other business must be a proper matter for action by holders of the class of stock held by such stockholder. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the first anniversary of the preceding year's annual meeting; provided, however, that (i) in the case of the first annual meeting of stockholders held after the Effective Time (as defined in Combination Agreement, dated as of July 21, 2004, by and among Adolph Coors Company, Coors Canada Inc. and Molson Inc. (the "Combination Agreement") or (ii) in the event that the date of any subsequent annual meeting is advanced by more than twenty (20) days, or delayed by more than ninety (90) days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the one hundred and twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made; and provided further, that for purposes of the application of Rule 14a-4(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (or any successor provision) the date for notice specified in this Subsection 1.9.2 shall be the earlier of the date calculated as hereinbefore provided or the date specified in paragraph (c)(1) of Rule 14a-4. Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director to be elected by the holders of the class of stock held by such stockholder, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of any such beneficial owner and (ii) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner.

1.9.3 General.

1.9.3.1 Only persons who are nominated in accordance with the procedures set forth in the Certificate of Incorporation or this Section 1.9 shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 1.9. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in the Certificate of Incorporation or this Section 1.9, as applicable, and, if any proposed nomination or business is not in compliance with the Certificate of Incorporation or this Section 1.9, as applicable, to declare that such defective nomination shall be disregarded or that such proposed business shall not be transacted.

1.9.3.2 For purposes of this Section 1.9, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

1.9.3.3 For purposes of this Section 1.9, no adjournment or postponement nor notice of adjournment or postponement of any meeting shall be deemed to constitute a new notice of such meeting for purposes of this Section 1.9, and in order for any notification required to be delivered by a stockholder pursuant to this Section 1.9 to be timely, such notification must be delivered within the periods set forth above with respect to the originally scheduled meeting.

1.9.3.4 Notwithstanding the foregoing provisions of this Section 1.9, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 1.9. Nothing in this Section 1.9 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

1.9.3.5 For the avoidance of doubt, a stockholder may only make a proposal with respect to a matter as to which such stockholder is entitled to vote.

Section 1.10. *Fixing Date for Determination of Stockholders of Record.*

1.10.1 In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

1.10.2 In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record

date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

1.10.3 In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 1.11. *List of Stockholders Entitled to Vote.* The officer who has charge of the stock ledger shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting at least ten (10) days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting or (ii) during ordinary business hours at the principal place of business of the Corporation. The list of stockholders must also be open to examination at the meeting as required by applicable law. Except as otherwise provided by law, (a) the stock ledger shall be the only evidence as to who are the stockholders entitled by this Section 1.11 to examine the list of stockholders required by this Section 1.11 or to vote in person or by proxy at any meeting of stockholders and (b) failure to prepare or make available the list of stockholders shall not effect the validity of actions taken at the meeting.

Section 1.12. *Consent of Stockholders in Lieu of Meeting.* Unless otherwise restricted by the Certificate of Incorporation, any action required or permitted to be taken at any annual or special meeting of the Class A Holders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which minutes of proceedings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective unless, within sixty (60) days of the earliest dated consent delivered to the Corporation in the manner provided by the previous sentence, written consents signed by a sufficient number of holders to take action are delivered to the Corporation in the manner provided by the previous sentence. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not

consented in writing and who were Class A Holders or Class B Holders of record as of the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

Section 1.13. *Meeting by Remote Communication.* If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication: (a) participate in a meeting of stockholders; and (b) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

ARTICLE II

BOARD OF DIRECTORS

Section 2.1. *Powers; Number; Qualifications.* The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by law or in the Certificate of Incorporation. The number of directors of the Corporation shall be determined exclusively by resolution of the Board of Directors adopted in accordance with Section 2.7 of these Bylaws and which number shall initially be fifteen (15). Any increase in the number of directors to be elected by the Class A Holders must be by a number divisible by three (3), and the resolution approving such increase in directorships must provide for one-third (⅓) of such new directorships created by such increase to be filled by each of the Nominating Committee, the Class A-M Nominating Subcommittee and the Class A-C Nominating Subcommittee in accordance with Article Tenth of the Certificate of Incorporation. Directors must be natural persons at least eighteen (18) years of age but need not be stockholders of the Corporation.

Section 2.2. *Election; Term of Office; Resignation; Removal; Newly Created Directorships; Vacancies; Director Emeritus.*

2.2.1 Election; Term of Office. The Board of Directors shall be elected at each annual meeting of stockholders by the Class A Holders, except that, in accordance with Article Fourth of the Restated Certificate of Incorporation of the Corporation, three (3) directors shall be elected at such meeting by the Class B Holders. Each director shall hold office until his or her successor is elected and qualified or until his or her death, earlier resignation, removal or disqualification.

2.2.2 Resignation. Any director may resign at any time upon notice to the Board of Directors or the Chief Executive Officer of the Corporation (the "Chief Executive Officer") or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein, no acceptance of such resignation shall be necessary to make it effective.

2.2.3 Removal. Directors may be removed only as provided in paragraph (b) of Article Ninth of the Certificate of Incorporation.

2.2.4 Newly Created Directorships; Vacancies. Newly created directorships resulting from any increase in the authorized number of directors between annual meetings and any vacancy

occurring in the Board of Directors shall be filled as provided in Section 2.1 of these Bylaws and Article Tenth of the Certificate of Incorporation.

2.2.5 Director Emeritus. The Board of Directors may, at its discretion, designate a retired director as Director Emeritus. Each designation shall be for a period of one year and may be renewed for additional one-year terms. A Director Emeritus shall provide consulting and advisory services to the Board of Directors as requested from time to time by the Board of Directors and may be invited to attend meetings of the Board of Directors, but shall not vote or be counted for quorum purposes or have any of the duties or obligations imposed on a director or officer of the Corporation under the General Corporation Law of the State of Delaware, as it may be amended (the "DGCL"), the Certificate of Incorporation or these Bylaws or otherwise be considered a director of the Corporation. A Director Emeritus shall be entitled to benefits and protections in accordance with Section 8.4 of these Bylaws (Indemnification of Directors and Officers) and shall be compensated for his services and reimbursed for expenses incurred in his capacity as Director Emeritus as the Board of Directors shall from time to time establish.

2.2.6 Disqualification of Employee Directors. Any director who is an executive officer of the Corporation shall cease to be qualified to serve as a director of the Corporation, and such person's term of office as a director of the Corporation shall automatically terminate, upon termination of such director's employment with the Corporation for any reason; provided, however, that such person shall be eligible to be renominated for reelection or reappointment as a director in accordance with the Certificate of Incorporation.

Section 2.3. *Regular Meetings.* Regular meetings of the Board of Directors shall be held without notice at such dates, times and places as may be determined by the Board of Directors by resolution; provided, however, that no action subject to the approval requirements of Section 2.7 of these Bylaws shall be taken at a regular meeting unless either (i) the consideration of such action was communicated to all directors at least two (2) days prior the date of such meeting by any means permitted for transmission of notice to each director of any special meeting or (ii) all directors absent from such meeting waived such inclusion in writing transmitted by any means permitted for transmission of notice to each director of any special meeting.

Section 2.4. *Special Meetings.*

2.4.1 Special meetings of the Board of Directors may be held, with proper notice, only upon the call of the Chairman of the Board of Directors or of at least two (2) members of the Board of Directors at such time and place as specified in the notice.

2.4.2 Notice of the date, time and place of each special meeting of the Board of Directors shall be given to each director at least two (2) days prior to such meeting. The notice of a special meeting of the Board of Directors need not state the purposes of the meeting; provided, however, that no action subject to the approval requirements of Section 2.7 of these Bylaws shall be taken unless either (i) the consideration of such action was reflected in the notice of such special meeting or (ii) all directors absent from such meeting waived such inclusion in writing transmitted by any means permitted for transmission of notice to each director of any special meeting. Notice to each director of any special meeting shall be in writing and may be delivered in person; by telephone, telegraph, teletype, electronically transmitted facsimile, or other means of wire or electronic transmission; or by mail or private carrier. Written notice to a director of any special meeting is effective at the earliest of: (i) the date received; (ii) five (5) days after it is mailed; or (iii) the date shown on the return receipt if mailed by registered or certified mail, return receipt requested, if the return receipt is signed by or on behalf of the director to whom the notice is addressed.

Section 2.5. *Participation in Meetings by Conference Telephone Permitted.* Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, directors or members of any committee designated by the Board of Directors may participate in a meeting of the Board of Directors or of such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 2.5 shall constitute presence in person at such meeting.

Section 2.6. *Quorum; Vote Required for Action.* At all meetings of the Board of Directors a majority of the directors then in office shall constitute a quorum for the transaction of business at such meeting. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors unless the Certificate of Incorporation or these Bylaws shall require a vote of a greater number. In case at any meeting of the Board of Directors a quorum shall not be present, a majority of the directors present may, without notice other than announcement at the meeting, adjourn the meeting from time to time until a quorum can be obtained.

Section 2.7. *Actions Requiring Supermajority Approval.*

2.7.1 Specified Governance Actions. Except to the extent provided below in this Subsection 2.7.1, none of the following actions, which are referred to for purposes of these Bylaws as "Specified Governance Actions," may be taken or permitted or caused to be taken unless approved by the Required Number of the members of the Board of Directors in accordance with these Bylaws:

(i) The creation of, or any change to the powers and authority of, committees of the Board of Directors and (except as expressly provided in Article Tenth of the Certificate of Incorporation) the assignment of directors to committees of the Board of Directors and the removal of members of committees of the Board of Directors prior to the expiration of their terms; *provided, however,* that, notwithstanding this Subsection 2.7.1, the Board of Directors acting by majority vote pursuant to Section 2.6 of these Bylaws shall be empowered to take any of the foregoing actions to the extent such action is required in order to cause the powers, authority and composition of any committee of the Board of Directors to be in compliance with applicable law and the requirements of any national securities exchange or quotation system on which the Corporation's equity securities are listed or traded;

(ii) The removal and appointment and any material change in the salary, incentive plans and other forms of compensation of the Chief Executive Officer; provided, however, that if any such action is proposed but fails to obtain the approval of the Required Number of directors, the proposed action shall be referred to a committee of the Board of Directors composed of all of the directors who are Independent Directors (as such term is defined in the Certificate of Incorporation), and if at least two-thirds of the members of such committee vote to approve such action, (A) such action may be taken notwithstanding the failure to obtain the approval of the Required Number of directors and (B) the Board of Directors shall not revoke, rescind, cancel, amend, modify or limit such action or the committee's authorization of such action without the approval of the Required Number of the members of the Board of Directors in accordance with these bylaws;

(iii) The nomination of persons to stand for election by the Class B Holders and the filling of any vacancy created by the death, resignation, removal or retirement of any director elected by the Class B Holders (or appointed to fill a vacancy with respect thereto);

(iv) Subject to subparagraph (b)(5)(iv) of Article Fourth of the Certificate of Incorporation and Section 2.1 of these Bylaws, any increase or decrease in the number of members of the Board of Directors;

(v) Any relocation of any of the Corporation's Executive Offices or North American Operational Headquarters to a location outside the greater metropolitan area of the relevant cities referred to in the definitions thereof;

(vi) Any amendment, alteration or repeal of any provision of these Bylaws or the adoption of any Bylaw of the Corporation by the Board of Directors;

(vii) Any approval, declaration of advisability or recommendation to stockholders of any amendment to the Certificate of Incorporation;

(viii) Any declaration or payment of dividends on any class or series of capital stock of the Corporation, provided, however, that any regular quarterly cash dividend payable on a date consistent with past practice and in an amount no greater than the amount paid in the immediately preceding fiscal quarters shall only require the approval of the Board of Directors in accordance with Section 2.6 and shall not constitute a "Specified Governance Action"; and

(ix) Entering into any transaction with any Affiliate of the Corporation or any Family Member of an Affiliate (other than compensation of directors as determined by the Board of Directors and salary and benefits to officers and employees in the ordinary course of business).

2.7.2 Transformational Actions. Except to the extent provided below in this Subsection 2.7.2, none of the following actions, which are referred to for purposes of these Bylaws as "Transformational Actions," may be taken or permitted or caused to be taken unless approved by the Required Number of the members of the Board of Directors in accordance with these By-Laws:

(i) Any acquisition or disposition, whether in a single transaction or a series of related transactions, by the Corporation or any Subsidiary or any agreement to acquire or dispose of, by merger or consolidation with, by purchase or sale of equity or assets, or by any other manner, (A) any business or any corporation, partnership, association or other business organization or division thereof, or (B) any other assets or properties (other than the sale of inventory in the ordinary course of business), in any such case either having an equity or enterprise value, or a purchase price in such transaction or transactions, in excess of 15% of the total assets of the Corporation and its Subsidiaries on a consolidated basis, as reported in its most recent quarterly consolidated balance sheet filed with the Securities and Exchange Commission;

(ii) The sale, transfer or other disposition (whether directly by the Corporation or indirectly through any of its Subsidiaries) of any capital stock (or any securities convertible into or exchangeable for such capital stock) of either Molson Inc. or any of its successors (collectively, "Molson") or Coors Brewing Company or any of its successors (collectively, "CBC") or the issuance by Molson or CBC of any shares of its capital stock; *provided, however*, that the foregoing restrictions shall not apply to any such sale, transfer, disposition or issuance of capital stock of Molson or CBC, as the case may be, if, after giving effect thereto, the Corporation continues to own, either directly or together with its wholly-owned Subsidiaries, 100% of the capital stock of Molson or CBC, as the case may be;

(iii) The sale, transfer or other disposition of all or substantially all of the assets of Molson or CBC (whether directly by Molson or CBC or indirectly through any of their respective Subsidiaries, and whether in a single transaction or in a series of related transactions);

(iv) Any issuance of shares of common stock or preferred stock of the Corporation (or any securities convertible, exchangeable or exercisable for shares of common stock or preferred stock of the Corporation), other than (A) any issuance of common stock or preferred stock of the Corporation upon conversion, exchange or exercise of securities (including any Exchangeable Shares) exchangeable or exercisable for shares of common

stock or preferred stock of the Corporation or (B) any issuance of Class B Common Stock pursuant to (1) an award granted under an employee benefit plan of the Corporation or (2) a registered public offering of such securities for consideration consisting solely of cash; and

(v) Any adoption, approval or recommendation of any plan of complete or partial liquidation, merger or consolidation of the Corporation.

2.7.3 As used herein:

"Affiliate" means, with respect to a specified person, another person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the person specified. For this purpose, each "Beneficiary" (as such term is defined in the Voting Trust Agreement, dated as of ___________, 200_, by and among the trustee named therein and the other parties named therein, and the Exchangeable Shares Voting Trust Agreement, dated as of ___________, 200_, by and among the trustee named therein and the other parties named therein) shall be deemed to be an "Affiliate" of the Corporation, and "control" means the possession, direct or indirect, or the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

"Exchangeable Shares" means the Class A non-voting exchangeable shares or the Class B non-voting exchangeable shares of Coors Canada Inc., a Canadian corporation, or any successor corporation.

"Executive Offices" means the executive offices of the Corporation in Montreal, Quebec and Denver, Colorado.

"Family Member" means, with respect to any person, such person's grandparents, parents, mother-in-law, father-in-law, husband, wife, brothers, sisters, brothers-in-law, sisters-in-law, sons-in-law, daughters-in-law, children, grandchildren, aunts, uncles, nieces, nephews and first cousins.

"North American Operational Headquarters" means, with respect to the Corporation's Canadian business, Toronto, Ontario, and with respect to the Corporation's U.S. Business, Golden, Colorado.

"Required Number" means two-thirds (⅔) of the total authorized number of directors, from time to time, including any vacancies; provided, that if such number is not a whole number, then the Required Number shall be rounded up to the next whole number.

"Subsidiary" means, when used with reference to any party, any person of which such party (either alone or through or together with any other Subsidiary) owns, directly or indirectly, fifty percent (50%) or more of the outstanding capital stock or other equity interests the holders of which are generally entitled to vote for the election of directors or members of any other governing body of such person or, in the case of any person that is a partnership, such party is a general partner of such partnership.

Section 2.8. *Organization.* The Chairman of the Board of Directors or, in his absence, any director chosen by a majority of the directors present, shall act as chair of the meetings of the Board of Directors. The Secretary, any Assistant Secretary, or any other person appointed by the chair shall act as secretary of each meeting of the Board of Directors.

Section 2.9. *Action by Directors Without a Meeting.* Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the

Board of Directors or of such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission are filed with the minutes of proceedings of the Board of Directors or committee. Such filings shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 2.10. *Compensation of Directors.* Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board of Directors acting by majority vote pursuant to Section 2.6 of the Bylaws shall determine and fix the compensation, if any, and the reimbursement of expenses which shall be allowed and paid to the directors. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity or any of its subsidiaries in any other capacity and receiving proper compensation therefore.

ARTICLE III

COMMITTEES

Section 3.1. *Committees.* Subject to Section 2.7 of these Bylaws and the Certificate of Incorporation, the Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may, subject to Section 2.7 of these Bylaws, designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent permitted by law and provided in the resolution of the Board of Directors or in these Bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. In addition to the Nominating Committee established pursuant to the Certificate of Incorporation, without limiting the foregoing, the Board shall designate the following committees: Audit Committee and Compensation Committee.

Section 3.2. *Committee Rules.* Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may adopt, amend and repeal rules for the conduct of its business that are not inconsistent with these Bylaws or the Certificate of Incorporation. In the absence of a provision by the Board of Directors or a provision in the rules of such committee, these Bylaws or the Certificate of Incorporation to the contrary, a majority of the entire number of members of such committee shall constitute a quorum for the transaction of business, the vote of a majority of the members present at a meeting at the time of such vote if a quorum is then present shall be the act of such committee, and in other respects each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these Bylaws, including Section 2.9. Each committee shall prepare minutes of its meetings which shall be delivered to the Secretary of the Corporation for inclusion in the Corporation's records.

Section 3.3. *Audit Committee.*

3.3.1 The Audit Committee shall have at least three (3) members and shall be comprised solely of "independent directors" within the meanings of (i) the rules and regulations of the New York Stock Exchange (or any other securities exchange or broker quotation system on which securities of the Corporation are listed from time to time (each, an "Applicable Exchange") pertaining to audit committees of listed companies and (ii) the rules and regulations of the Securities and Exchange Commission regarding audit committee members. All members of the Audit Committee shall meet the financial literacy requirements of each Applicable Exchange, and at least one (1) member of the Audit Committee shall be an "audit committee financial expert" within the meaning of Item 401 of Regulation S-K under the Exchange Act (or any successor rule, regulation or provision of law).

3.3.2 The Audit Committee shall assist the Board of Directors in fulfilling its responsibility to oversee management of the Corporation regarding: (i) the conduct and integrity of the Corporation's financial reporting to any governmental or regulatory body, the public or other users thereof; (ii) the Corporation's systems of internal control or financial reporting and disclosure controls and procedures; (iii) the qualifications, engagement, compensation, independence and performance of the Corporation's independent auditors, their conduct of the annual audit, and their engagement for any other lawful services; (iv) the Corporation's legal and regulatory compliance; and (v) the preparation of the audit committee report required by the rules and regulations of the Securities and Exchange Commission to be included in the Corporation's annual proxy statement. The Audit Committee shall have such other responsibilities, and such additional powers and authority, (x) as are required under the rules and regulations of each Applicable Exchange and/or the Securities and Exchange Commission, (y) as are normally incident to the functions of an audit committee or (z) subject to Section 2.7 of these Bylaws, as may be determined by the Board of Directors or set forth in the rules for conduct of Audit Committee business adopted pursuant to Section 3.2 of these Bylaws from time to time.

3.3.3 In discharging its role, the Audit Committee shall be empowered to inquire into any matter it considers appropriate to carry out its responsibilities, with access to all books, records, facilities and personnel of the Corporation. The Audit Committee shall have the power to retain outside counsel, independent auditors or other advisors to assist it in carrying out its activities. The Corporation shall provide adequate resources to support the Audit Committee's activities, including compensation of the Audit Committee's outside counsel, independent auditors and other advisors. The Audit Committee shall have the sole authority to retain, compensate, direct, oversee and terminate outside counsel, independent auditors and other advisors hired to assist the Audit Committee, who shall be accountable ultimately to the Audit Committee.

Section 3.4. *Compensation Committee.*

3.4.1 The Compensation Committee shall be composed of at least three (3) Independent Directors. Subject to Section 2.7 of these Bylaws, the Compensation Committee shall assist the Board of Directors in overseeing the Corporation's management compensation policies and practices, including (i) reviewing and approving compensation levels for the Corporation's executive officers; (ii) reviewing and approving management incentive compensation policies and programs; (iii) reviewing and approving equity compensation programs for the Corporation's employees, and exercising discretion in the administration of such programs; and (iv) producing an annual report on executive compensation required by the rules and regulations of the Securities and Exchange Commission to be included in the Corporation's annual proxy statement.

3.4.2 The Compensation Committee shall have such powers and authority as necessary to carry out the foregoing responsibilities and, subject to Section 2.7 of these Bylaws, shall have such other responsibilities, and such other powers and authority, as may be determined by the Board of Directors.

ARTICLE IV

OFFICERS AND CHAIRMAN OF THE BOARD

Section 4.1. *Officers; Election.* The Board of Directors shall elect a Chief Executive Officer, a Chief Financial Officer and a Chief Legal Officer. The Chief Executive Officer shall have the power to appoint a President, one or more Vice Presidents (Executive, Senior or otherwise), the Secretary, the Treasurer, one or more Assistant Vice Presidents, one or more Assistant Secretaries, and one or more Assistant Treasurers and such other officers as the Chief Executive Officer may deem desirable or appropriate (other than a Vice Chairman, a Chief Financial Officer and a Chief Legal Officer). Any number of offices may be held by the same person unless the Certificate of Incorporation or these

Bylaws provide otherwise. Each officer shall be a natural person who is eighteen (18) years of age or older.

Section 4.2. *Term of Office; Resignation; Removal; Vacancies.* Unless otherwise provided in the resolution of the Board of Directors electing such officer (or unless otherwise determined in connection with the appointment of such officer), each officer shall serve until such officer's death, resignation, retirement or removal. Any officer may resign at any time upon notice given in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. Subject to Section 2.7 of these Bylaws, the Board of Directors may remove any elected officer with or without cause at any time, and any officer appointed by the Chief Executive Officer may be removed with or without cause by the Chief Executive Officer at any time. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the appointment of an officer shall not of itself create contractual rights. Subject to Section 2.7 of these Bylaws, any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board of Directors in the case of officers elected by the Board of Directors and by the Chief Executive Officer in the case of appointed officers. An officer elected or appointed to fill a vacancy shall serve for the unexpired term of such officer's predecessor, or until such officer's earlier death, resignation or removal.

Section 4.3. *Temporary Delegation of Duties.* In the case of the absence of any elected officer, or his inability to perform his duties, or for any other reason deemed sufficient by the Board of Directors, subject to Section 2.7 of the Bylaws, the Board of Directors may delegate the powers and duties of such elected officer to any other officer or to any director temporarily, provided that a majority of the directors then in office concur and that no such delegation shall result in giving to the same person conflicting duties.

Section 4.4. *Chairman.* The Chairman of the Board of Directors shall preside at all meetings of the Board of Directors and of the stockholders at which he or she shall be present. The Chairman of the Board of Directors shall not be an elected or appointed officer of the Corporation.

Section 4.5. *Vice Chairman; Vice Chairmen.* The Board of Directors may, by the vote of the Required Number of directors, elect from the composition of the Board a Vice Chairman or Vice Chairmen. The duty of any Vice Chairman or Vice Chairmen shall be to fulfill the duties of the Chairman in the Chairman's absence or disability, except as regards the person designated in Exhibit J of the Combination Agreement, who shall be considered an officer and shall have the duties relating to the office specified in such Exhibit.

Section 4.6. *Appointment and Removal of Chairman.* The persons serving on the Class A-C Nominating Subcommittee of the Corporation and on the Class A-M Nominating Subcommittee of the Corporation (in each case as defined in and constituted pursuant to the Certificate of Incorporation), respectively, in each case acting (for purposes of this Section 4.6) as a committee of the Board of Directors, shall have the power and authority, which power and authority shall be alternately vested in those committees and transferred between them at the end of each Biennial Period as further described below, to appoint a director to serve as Chairman of the Board of Directors and to remove any director then serving as Chairman of the Board of Directors from that position (but not from his or her position as director). Such power and authority shall be vested in the Class A-M Nominating Subcommittee during the first Biennial Period, the Class A-C Nominating Subcommittee during the second Biennial Period and shall continue to alternate between those committees during each Biennial Period thereafter. As used herein, "Biennial Period" means, (i) first, the period commencing on the Effective Time (as defined in the Combination Agreement) and ending on the last day of the fiscal year in which the Chief Executive Officer serving at the Effective Time ceases to hold such office, (ii) second, the period commencing immediately following the last day of the first Biennial Period

referred to in clause (i) and ending on the third annual meeting of stockholders of the Corporation held after the commencement of the second Biennial Period, and (iii) thereafter, the period commencing immediately following the last day of the previous Biennial Period and ending on the date of the second annual meeting of stockholders of the Corporation held thereafter.

Section 4.7. *Chief Executive Officer.* The Chief Executive Officer shall have active and general supervision and management over the business and affairs of the Corporation and shall have full power and authority to act for all purposes for and in the name of the Corporation and its subsidiaries in all matters, except where action of the Board of Directors is required by the DGCL or these Bylaws. Without limiting the foregoing, the Chief Executive Officer shall have all power and authority necessary to fulfill the Chief Executive's Officer's duties under the Sarbanes-Oxley Act of 2002.

Section 4.8. *Chief Financial Officer.* The Chief Financial Officer, under the supervision and direction of the Chief Executive Officer, shall have the authority and duty to exercise active and general supervision and management of the financial affairs of the Corporation and its subsidiaries. Without limiting the foregoing, the Chief Financial Officer shall have all power and authority necessary to fulfill the Chief Financial Officer's duties under the Sarbanes-Oxley Act of 2002.

Section 4.9. *Chief Legal Officer.* The Chief Legal Officer, under the supervision and direction of the Chief Executive Officer, shall have the authority and duty to exercise active and general supervision and management of the legal affairs of the Corporation and its subsidiaries. Without limiting the foregoing, the Chief Legal Officer shall have all power and authority necessary to fulfill the Chief Legal Officer's duties under the Sarbanes-Oxley Act of 2002.

Section 4.10. *Appointed Officers.* The Officers appointed by the Chief Executive Officer shall have such powers and shall perform such duties as may, from time to time, be assigned to them by the Chief Executive Officer and as may be required by the DGCL.

Section 4.11. *Compensation.* Subject to Section 2.7 of these Bylaws, the compensation of the officers elected by the Board of Directors shall be fixed or authorized from time to time by the Board of Directors and the compensation of the appointed officers shall be fixed or authorized from time to time by the Chief Executive Officer. No officer shall be prevented from receiving such salary or other compensation by reason of the fact that he is also a director of the Corporation.

ARTICLE V

STOCK

Section 5.1. *Stock Certificates and Uncertificated Shares.* The shares of stock in the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation's stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate theretofore issued until such certificate is surrendered to the Corporation. Notwithstanding the adoption of such a resolution by the Board of Directors, every holder of stock represented by certificates, and upon request every holder of uncertificated shares, shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman of the Board of Directors, if any, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation, representing the number of shares of stock registered in certificate form owned by such holder. Any and all the signatures on the certificate may be by a facsimile. In case any officer, Transfer Agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, Transfer Agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, Transfer Agent or registrar at the date of issue.

Section 5.2. *Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates.* The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond in such form and amount (not exceeding twice the value of the stock represented by such certificate) and with such surety and sureties as the secretary may require in order to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 5.3. *Transfer of Stock.* Subject to any transfer restrictions set forth or referred to on the stock certificate or of which the Corporation otherwise has notice, shares of the Corporation shall be transferable on the books of the Corporation upon presentation to the Corporation or to the Corporation's Transfer Agent of a stock certificate signed by, or accompanied by an executed assignment form signed by, the holder of record thereof, his duly authorized legal representative, or other appropriate person as permitted by the DGCL. The Corporation may require that any transfer of shares be accompanied by proper evidence reasonably satisfactory to the Corporation or to the Corporation's Transfer Agent that such endorsement is genuine and effective. Upon presentation of shares for transfer as provided above, the payment of all taxes, if any, therefor, and the satisfaction of any other requirement of law, including inquiry into and discharge of any adverse claims of which the Corporation has notice, the Corporation shall issue a new certificate to the person entitled thereto and cancel the old certificate. Every transfer of stock shall be entered on the stock books of the Corporation to accurately reflect the record ownership of each share. The Board of Directors also may make such additional rules and regulations as it may deem expedient concerning the issue, transfer, and registration of certificates for shares of the capital stock of the Corporation.

Section 5.4. *Preferred Stock.* Shares of preferred stock shall be issued by the Corporation only after filing a Preferred Stock Designation described in paragraph (c) of Article Fourth of the Corporation's Certificate of Incorporation with the Delaware Secretary of State and satisfying all other requirements of the Certificate of Incorporation and the DGCL with respect thereto.

Section 5.5. *Holders of Record.* The Corporation shall be entitled to treat the holder of record of any share of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as may be allowed by these Bylaws or required by the laws of Delaware.

Section 5.6. *Shares Held for the Account of a Specified Person or Persons.* The Board of Directors may adopt a procedure whereby a stockholder of the Corporation may certify in writing to the Corporation that all or a portion of the shares registered in the name of such stockholder are held for the account of a specified person or persons.

ARTICLE VI

EXECUTION OF INSTRUMENTS; CHECKS AND ENDORSEMENTS; DEPOSITS; ETC.

Section 6.1. *Execution of Instruments.* Except as otherwise provided by the Board of Directors, the Chief Executive Officer, the President, any Vice President, the Treasurer or the Secretary shall have the power to execute and deliver on behalf of and in the name of the Corporation any instrument requiring the signature of an officer of the Corporation. Unless authorized to do so by these Bylaws or by the Board of Directors, no assistant officer, agent or employee shall have any power or authority to bind the Corporation in any way, to pledge its credit or to render it liable pecuniarily for any purpose or in any amount.

Section 6.2. *Borrowing.* No loan shall be contracted on behalf of the Corporation, and no evidence of indebtedness shall be issued, endorsed or accepted in its name, unless authorized by the Board of Directors or a committee designated by the Board of Directors so to act. Such authority may be general or confined to specific instances. When so authorized, an officer may (a) effect loans at any time for the Corporation from any bank or other entity and for such loans may execute and deliver promissory notes or other evidences of indebtedness of the Corporation; and (b) mortgage, pledge or otherwise encumber any real or personal property, or any interest therein, owned or held by the Corporation as security for the payment of any loans or obligations of the Corporation, and to that end may execute and deliver for the Corporation such instruments as may be necessary or proper in connection with such transaction.

Section 6.3. *Attestation.* All signatures authorized by this Article may be attested, when appropriate or required, by any officer of the Corporation except the officer who signs on behalf of the Corporation.

Section 6.4. *Checks and Endorsements.* All checks, drafts or other orders for the payment of money, obligations, notes or other evidences of indebtedness issued in the name of the Corporation and other such instruments shall be signed or endorsed for the Corporation by such officers or agents of the Corporation as shall from time to time be determined by resolution of the Board of Directors, which resolution may provide for the use of facsimile signatures.

Section 6.5. *Deposits.* All funds of the Corporation not otherwise employed shall be deposited from time to time to the Corporation's credit in such banks or other depositories as shall from time to time be determined by resolution of the Board of Directors, which resolution may specify the officers or agents of the Corporation who shall have the power, and the manner in which such power shall be exercised, to make such deposits and to endorse, assign and deliver for collection and deposit checks, drafts and other orders for the payment of money payable to the Corporation or its order.

Section 6.6. *Voting of Securities and Other Entities.* Unless otherwise provided by resolution of the Board of Directors, the Chief Executive Officer, or the President, or any officer designated in writing by any of them, is authorized to attend in person, or may execute written instruments appointing a proxy or proxies to represent the Corporation, at all meetings of any corporation, partnership, limited liability company, association, joint venture, or other entity in which the Corporation holds any securities or other interests and may execute written waivers of notice with respect to any such meetings. At all such meetings, any of the foregoing officers, in person or by proxy as aforesaid and subject to the instructions, if any, of the Board of Directors, may vote the securities or interests so held by the Corporation, may execute any other instruments with respect to such securities or interests, and may exercise any and all rights and powers incident to the ownership of said securities or interests. Any of the foregoing officers may execute one or more written consents to action taken in lieu of a formal meeting of such corporation, partnership, limited liability company, association, joint venture, or other entity. Notwithstanding the foregoing, no officer may exercise any of the foregoing rights to the extent such exercise would result in the taking of an action set forth in Section 2.7 of these Bylaws in absence of the approval of the Required Number of the Board of Directors referred to in such Section.

ARTICLE VII

DIVIDENDS AND OTHER DISTRIBUTIONS

Section 7.1. *Dividends and Other Distributions.* Subject to the provisions of the DGCL, the Certificate of Incorporation and Section 2.7 of these Bylaws, dividends and other distributions may be declared by the Board of Directors in such form, frequency and amounts as the condition of the affairs of the Corporation shall render advisable.

ARTICLE VIII

MISCELLANEOUS

Section 8.1. *Fiscal Year.* The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 8.2. *Seal.* The Corporation may have a corporate seal and shall be in such form as may be approved from time to time by the Board of Directors. The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced. The impression of the seal may be made and attested by either the Secretary or any Assistant Secretary for the authentication of contracts or other papers requiring the seal.

Section 8.3. *Waiver of Notice of Meetings of Stockholders, Directors and Committees.* Whenever notice is required to be given by law or under any provision of the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except (i) in the case when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened and (ii) in the case when the person attends the meeting for the purpose of objecting to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the notice of the meeting, the person objects to considering the matter when it is presented. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.

Section 8.4. *Indemnification of Directors and Officers.*

8.4.1 Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation (including any member of the Nominating Committee and any subcommittee thereof provided for in the Certificate of Incorporation) or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans (a "Covered Person"), against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, the Corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors; provided, however, that if successful in whole or in part in any suit for the advancement of expenses or indemnification hereunder, the Covered Person shall be entitled to payment of the expense of litigating such suit. A Director Emeritus shall be considered to be a director of the Corporation for all purposes of this Section 8.4.

8.4.2 Prepayment of Expenses. The Corporation shall to the fullest extent not prohibited by applicable law promptly pay the expenses (including attorneys' fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the

proceeding shall be made only upon receipt of an undertaking by such Covered Person to repay all amounts advanced if it should be ultimately determined that such Covered Person is not entitled to be indemnified under this Section 8.4 or otherwise.

8.4.3 Nonexclusivity of Rights. The rights conferred on any Covered Person by this Section 8.4 shall not be exclusive of any other rights which such Covered Person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

8.4.4 Other Sources. The Corporation's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

8.4.5 Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Section 8.4 shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

8.4.6 Other Indemnification and Prepayment of Expenses. This Section 8.4 shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify persons other than Covered Persons and to advance expenses to such other persons when and as authorized by appropriate corporate action.

8.4.7 Insurance. The Corporation may purchase and maintain insurance on behalf of any person that the Corporation is permitted to indemnify in accordance with these Bylaws against any liability asserted against any such person and incurred by such person whether or not the Corporation would have the power to indemnify such person against such liability under the DGCL. Any such insurance may be procured from any insurance company designated by the Board of Directors, whether such insurance company is formed under the laws of this state or any other jurisdiction of the United States or elsewhere, including any insurance company in which the Corporation has an equity interest through stock ownership or otherwise.

Section 8.5. *Interested Directors; Quorum.* No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because any such director's or officer's votes are counted for such purpose, if: (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

Section 8.6. *Prohibited Transactions.* For so long as the Corporation is a publicly-traded company or subject to applicable federal or state securities laws or exchange or other market listing requirements, no extensions of credit in the form of personal loans or other prohibited forms of assistance under Section 402 of the Sarbanes-Oxley Act of 2002 may be made to a director or executive officer of the Corporation.

Section 8.7. *Form of Records.* Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or by means of, or be in the form of, any information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time.

Section 8.8. *Record of Stockholders.* The Secretary shall maintain, or shall cause to be maintained, a record of the names and addresses of the Corporation's stockholders, in a form that permits preparation of a list of stockholders that is arranged by class of stock entitled to vote and, within each such class, by series of shares, that is alphabetical within each class or series, and that shows the address of, and the number of shares of each class or series held by, each stockholder.

Section 8.9. *Addresses of Stockholders.* Each stockholder shall furnish to the Secretary of the Corporation or the Corporation's Transfer Agent an address to which notices from the Corporation, including notices of meetings, may be directed and if any stockholder shall fail so to designate such an address, it shall be sufficient for any such notice to be directed to such stockholder at such stockholder's address last known to the Secretary or Transfer Agent.

Section 8.10. *Amendment of Bylaws.*

8.10.1 Subject to Section 2.7 of these Bylaws, the Board of Directors is authorized to adopt, amend or repeal these Bylaws at any regular meeting of the Board of Directors; provided, however, that Section 2.7 and Section 4.6 of these Bylaws and this Section 8.10 may only be amended or repealed by the vote of the Class A Holders in accordance with Subsection 8.10.2 of these Bylaws.

8.10.2 The Class A Holders may, by the affirmative vote of holders representing at least a majority of the votes entitled to be cast by all Class A Holders, adopt additional Bylaws and may amend or repeal any Bylaw, whether or not adopted by them. The power of the Board of Directors to adopt, amend or repeal Bylaws may be limited by an amendment to the Certificate of Incorporation or an amendment to these Bylaws by the Class A Holders that provides that a particular Bylaw or Bylaws may only be adopted, amended or repealed by the Class A Holders.

Section 8.11. *Gender.* The masculine gender if and when used in these Bylaws is used as a matter of convenience only and shall be interpreted to include the feminine gender as the circumstances indicate.

Section 8.12. *Definitions.* Terms not otherwise defined in these Bylaws shall have the meanings set forth in the DGCL.

Adopted __________, 200__

Annex I

FORM OF CLASS A COMMON STOCK MOLSON COORS BREWING COMPANY VOTING TRUST AGREEMENT

This VOTING TRUST AGREEMENT (this "Agreement") is made and entered into as of this day of , 200 , by and among , as trustee (hereinafter, with any successors, referred to as the "Trustee"), Pentland Securities (1981) Inc., a corporation incorporated under the Canada Business Corporations Act (for itself, "Pentland", and as the "Molson Beneficiary Representative"), and Adolph Coors, Jr. Trust dated September 12, 1969, a (for itself, the "Coors Trust", and as the "Coors Beneficiary Representative"), and each other holder of Company Shares (as defined below) or Voting Securities who hereafter executes a separate agreement to be bound by the terms hereof as a "Beneficiary". *[Note: Transferees between signing and closing to be added as parties]*

WITNESSETH:

WHEREAS, it is a condition precedent to the consummation of the transactions contemplated by the Combination Agreement, dated as of July 21, 2004 (the "Combination Agreement"), by and among Adolph Coors Company, a Delaware corporation (to be renamed Molson Coors Brewing Company, the "Company"), Coors Canada Inc., a corporation organized and existing under the laws of Canada ("Exchangeco") and Molson Inc., a corporation organized and existing under the laws of Canada ("Molson"), that the parties hereto execute and deliver this Agreement (capitalized terms used herein and not otherwise defined herein have the meanings given to them in the Combination Agreement);

WHEREAS, each of Pentland and • , a corporation incorporated under the *Canada Business Corporations Act* and a wholly owned subsidiary of Pentland ("Subco") has, prior to the execution hereof, deposited all of the Class "B" common shares of Molson held by it (the "Escrowed Molson Shares") with an escrow agent (the "Escrow Agent") pursuant to an escrow agreement among Pentland and Subco, the Coors Trust, Molson, the Company and Exchangeco dated as of , 200 (the "Escrow Agreement");

WHEREAS, pursuant to the Arrangement, the Escrowed Molson Shares were exchanged into a combination of Class A Exchangeable Shares and Class B Exchangeable Shares;

WHEREAS, the Class A Exchangeable Shares are exchangeable, subject to certain terms and conditions, for shares of the Company's Class A Common Stock (as used herein, the "Company Shares");

WHEREAS, the Coors Trust has, prior to the execution hereof, deposited all of the Company Shares held by it with the Escrow Agent pursuant to the Escrow Agreement;

WHEREAS, each of Pentland and Subco is depositing, on the date hereof, all of the Class A Exchangeable Shares held by it into a voting trust pursuant to a voting trust agreement (the "Canadian Voting Trust Agreement") dated the date hereof among • , Pentland, Subco and the Coors Trust, governed by the laws of the Province of Ontario and having substantially similar terms to the terms hereof with respect to the Class A Exchangeable Shares;

WHEREAS, this Agreement is the Delaware Voting Trust Agreement contemplated by the Canadian Voting Trust Agreement;

WHEREAS, Pentland and the Coors Trust believe that it is advisable and in the best interests of the Company, Exchangeco and the Beneficiaries hereunder to enter into this Agreement for the purpose of uniting the voting power of the Beneficiaries hereunder and of the Coors Family Group Beneficiaries (as defined below) and the Molson Family Group Beneficiaries (as defined below) in

order to secure, so far as is practicable, continuity, consistency and efficiency of governance of the Company;

WHEREAS, the Coors Trust is depositing, on the date hereof, all of the Company Shares held by it into a voting trust pursuant to this Agreement; and

WHEREAS, the parties hereto intend the voting trust created hereby to be a voting trust within the meaning of Section 218(a) of the General Corporation Law of the State of Delaware.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the several parties hereto covenant and agree as follows:

ARTICLE I. DEFINITIONS

Section 1.01. *Definitions.*

For the purposes of the present Agreement, the following terms shall have the following respective meanings:

(a) "Aggregate Shares" means, without duplication, the aggregate number of the Company Shares, shares of the Class B Common Stock, the Class A Exchangeable Shares and Class B Exchangeable Shares and the number of shares of the foregoing into which any other outstanding shares of any class of stock convertible or exchangeable into any of the foregoing may be converted or exchanged, including pursuant to a stock split, consolidation, reorganization, merger, amalgamation, reclassification or recapitalization;

(b) "Beneficiaries" means Pentland and the Coors Trust, whether or not they have a Beneficiary Account and any subsequent Molson Family Group Beneficiaries and Coors Family Group Beneficiaries which beneficially own Trust Shares, have a Beneficiary Account and become a party hereto; "Beneficiary" means any one of the Beneficiaries;

(c) "Beneficiary Account" means the segregated account maintained by the Trustee for each Beneficiary that has deposited Trust Shares under this Agreement, as contemplated by Section 2.01(f);

(d) "Beneficiary Representatives" means the Molson Beneficiary Representative and the Coors Beneficiary Representative and "Beneficiary Representative" means either the Molson Beneficiary Representative or the Coors Beneficiary Representative;

(e) "Certificate" has the meaning assigned such term in Section 2.02;

(f) "Company" has the meaning assigned such term in the Recitals;

(g) "Company Shares" has the meaning assigned such term in the Recitals;

(h) "Control" means, in the case of a company, partnership, corporation or similar entity, the ability to direct the management of such company, partnership, corporation or similar entity, it being understood that a Person shall not have "control" of a company, partnership or corporation if such Person does not beneficially own voting interests carrying at least 90% of the economic value and 90% of the voting power to elect a majority of the board of directors (or similar governing body or, with respect to a partnership, 90% of the general partners) of such company, partnership, corporation or similar entity;

(i) "Coors Family Group" means:

(i) individuals who are descendents of the late Adolph Coors, including adopted issue and issue born out of wedlock of any such individuals, as well as spouses and former spouses

(including widows and widowers), whether or not lawfully married, of any of such individuals and spouses, former spouses (including widows and widowers) and descendents of such spouses or former spouses (including widows and widowers) (the "Coors Family Members");

(ii) estates of any Coors Family Members;

(iii) trusts for which the principal beneficiaries are one or more of the Coors Family Members;

(iv) any corporation, limited liability company, or partnership or similar entity directly or indirectly under the Control of one or more of the foregoing;

(v) any corporation or trust with a charitable, scientific, religious or educational purpose described in Section 501(c)(3) of the United States Internal Revenue Code of 1986, as amended, with respect to which the Coors Family Members comprise not less than 40% of the directors, trustees or persons carrying out a similar function, as applicable; and

(vi) any foundation or charitable organization, not less than 40% of the trustees, governors or persons carrying out a similar function of which are Coors Family Members.

(j) "Coors Family Group Beneficiaries" means the Coors Trust and any other members of the Coors Family Group who become Beneficiaries hereunder;

(k) "Current Market Value" means, with respect to any security, the average of the daily closing prices on the principal exchange or broker quotation system on which such security may be listed or may trade for such security for the 20 consecutive trading days commencing on the 22nd trading day prior to the date with respect to which the Current Market Value is being determined. The closing price for each day shall be the closing price, if reported, or, if the closing price is not reported, the average of the closing bid and asked prices as reported by such principal exchange or broker quotation system. In the event such closing prices or bid and asked prices, as applicable, are unavailable, the Current Market Value of the security shall be the cash price at which a willing seller would sell and a willing buyer would buy such security in an arm's-length negotiated transaction, as determined in good faith by the Trustee;

(l) "Encumbrance" means a pledge, mortgage, hypothecation or other encumbrance;

(m) "Molson Family Group" means:

(i) individuals who are descendents of the late Thomas H.P. Molson ("Thomas Molson") of Montreal, who passed away on or about April 4, 1978, including adopted issue and issue born out of wedlock of any such individuals, as well as spouses and former spouses (including widows and widowers), whether or not lawfully married, of any of such individuals and spouses, former spouses (including widows and widowers) and descendents of such spouses or former spouses (including widows and widowers) (the "Molson Family Members");

(ii) the estate of Thomas Molson and the estates of any Molson Family Members;

(iii) trusts for which the principal beneficiaries are one or more of the Molson Family Members;

(iv) any corporation, limited liability company, or partnership or similar entity directly or indirectly under the Control of one or more of the foregoing;

(v) any corporation with charitable, scientific, religious or educational objects or any trust the beneficiaries of which are charities, with respect to which the Molson Family Members comprise not less than 40% of the directors, trustees or persons carrying out a similar function, as applicable; and

(vi) any foundation or charitable organization, not less than 40% of the trustees, governors or persons carrying out a similar function of which are Molson Family Members, including The Molson Foundation and The Molson Companies Donation Fund;

(n) "Molson Family Group Beneficiaries" means Pentland and any other members of the Molson Family Group who become Beneficiaries hereunder;

(o) "Permitted Encumbrance" means an Encumbrance over Trust Shares created by a Beneficiary for which each of the following conditions are satisfied:

(i) the recourse available to the creditors of the obligation thereby secured is not limited to the realization upon such Encumbrance and/or retention of the Trust Shares;

(ii) the Current Market Value of such Trust Shares on the date of creation of the Encumbrance is at least 200% of the principal amount of all obligations secured thereby;

(iii) the secured creditor shall have agreed, in form and content satisfactory to the Trustee, irrevocably that any realization of its Encumbrance must be in full compliance with Section 8.02, including, for the avoidance of doubt, that (A) the Trust Shares shall be converted into Class B Common Stock (or otherwise into shares or other securities which do not constitute Voting Securities) prior to the Transfer and (B) no Transfer or conversion of Trust Shares may occur if the conditions set forth in the last sentence of Section 8.02 are not satisfied at the time of the realization; and

(iv) the Beneficiary creating such Encumbrance shall have delivered to the Trustee and each Continuing Beneficiary such information as is necessary to evidence compliance with the foregoing conditions;

(p) "Permitted Family Transferee" means (i) a member of the Molson Family Group with respect to Transfers by a member of the Molson Family Group; or (ii) a member of the Coors Family Group with respect to Transfers by a member of the Coors Family Group;

(q) "Permitted Hedge" shall mean a transaction entered into or maintained by a Beneficiary for the purpose of mitigating any or all of the economic risk of owning either the Trust Shares or any security the value of which is principally related to the Trust Shares, so long as the following conditions are satisfied:

(i) pursuant to such transaction, such Beneficiary may not Transfer or, without the right to settle such obligation on a monetary basis, be required to Transfer, directly or indirectly, any Trust Shares (or, in the event that the restrictions in Section 3.08 remain applicable, shares or other securities with respect to which the Beneficiary would be required to exercise conversion or exchange rights pertaining to Trust Shares);

(ii) pursuant to such transaction, no Third Party Transferee may have the right to acquire, directly or indirectly, or cause the Transfer of any Trust Shares (or, in the event that the restrictions in Section 3.08 remain applicable, shares or other securities with respect to which the Beneficiary would be required to exercise conversion or exchange rights pertaining to Trust Shares), except a Transfer that constitutes a Permitted Encumbrance; and

(iii) the Beneficiary creating such Encumbrance shall have delivered to the Trustee and each Continuing Beneficiary Representative) such information as is necessary to evidence compliance with the foregoing conditions;

(r) "Person" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation,

unincorporated association or organization, government body, syndicate or other entity, whether or not having legal status;

(s) "Transfer" means, with respect to any security, directly or indirectly (including indirectly through (i) the transfer, sale or issuance of securities in any entity which, directly or indirectly, beneficially owns such securities or (ii) the establishment of any derivatives transactions with respect to such security), to sell, assign, transfer, exchange, pledge (including in margin transactions), convey, distribute, mortgage, encumber, hypothecate or otherwise dispose, whether by gift, for consideration or for no consideration, and shall include any disposition of the economic or other risks of ownership of such security, including short sales of such security, option transactions (whether physical or cash settled) with respect to such security, use of equity or other derivative financial instruments relating to such security and other hedging arrangements with respect to such security; any such security or any beneficial ownership interest therein, capitalized terms "Transferred", "Transferee", etc. shall have correlative meanings;

(t) "Trust Shares" means (i) all Company Shares originally delivered to the Trustee on behalf of the Coors Trust pursuant to Section 2.01(a), (ii) any additional Company Shares or other Voting Securities hereafter purchased or otherwise acquired by the Beneficiaries and made subject to the provisions of this Agreement by Section 2.01(b), and (iii) any other Company Shares or other Voting Securities that are or become subject to this Agreement from time to time pursuant to Section 2.01(d), Section 4.03, Section 4.04 or Section 4.06;

(u) "Voting Securities" means the following:

(i) shares or other securities of the Company or any successor carrying or accompanied by the right to cast votes, whether directly or through a voting trustee, with respect to a majority of the directors of the Company or any successor (excluding, for the avoidance of doubt, the Class B Common Stock); and

(ii) securities convertible or exchangeable into, or permitting the holders thereof to acquire, Company Shares or securities described in clause (i) above (other than, in each case for the avoidance of doubt, Class A Exchangeable Shares, the Class B Exchangeable Shares or the Class B Common Stock).

Section 1.02. *Other Definitional Provisions.* When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Unless otherwise indicated, the words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "the business of" a Person, such reference shall be deemed to include the business of such Person and all direct and indirect Subsidiaries of such Person. Reference to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person.

ARTICLE II.
DEPOSIT OF SHARES AND ISSUANCE OF VOTING TRUST CERTIFICATES

Section 2.01. *Deposit of Company Shares.*

(a) Concurrently with the execution of this Agreement, the Escrow Agent, on behalf of the Coors Trust, has delivered to the Trustee certificates for all Company Shares owned by the Coors Trust and held by the Escrow Agent. Exhibit A hereto sets forth, as of the date hereof the name and address of, and the number of Company Shares held by the Escrow Agent on behalf of the

Coors Trust. All such Company Shares are duly endorsed for transfer or accompanied by duly executed instruments of transfer.

(b) If, at any time prior to the expiration or termination of this Agreement, (i) any Beneficiary purchases or otherwise obtains any additional Company Shares or Voting Securities, such additional Company Shares or Voting Securities shall automatically immediately become subject to this Agreement and all provisions hereof or (ii) any "Beneficiary" under the Canadian Voting Trust Agreement purchases or otherwise obtains any Company Shares or Voting Securities (including as described in Section 3.08 thereof), the Trustee shall accept the deposit of such Company Shares or Voting Securities and take such actions as are necessary to permit the "Beneficiary" to become a party to this Agreement as a Beneficiary hereunder. Each Beneficiary agrees to immediately transfer and deliver certificates for any such Company Shares or Voting Securities referred to in clause (i) to the Trustee in the manner specified in Section 2.01(a).

(c) If, at any time prior to the expiration or termination of the Canadian Voting Trust Agreement, any Beneficiary purchases or otherwise obtains any Class A Exchangeable Shares or any other securities of Exchangeco or any successor that would constitute "Voting Securities" (as defined under the Canadian Voting Trust Agreement), such Beneficiary shall take such actions as are necessary to become a party to the Canadian Voting Trust Agreement and shall deposit all such shares and securities in trust pursuant to Section 2.01(b) thereof.

(d) Promptly upon receipt from time to time of stock certificates representing Trust Shares, the Trustee shall cause the certificates to be surrendered to the Company and cancelled and new certificates therefor issued to, and in the name of, the Trustee, and shall cause the Trustee's ownership of legal title as a trustee pursuant to this Agreement to be entered in the stock transfer records of the Company. The Trustee shall cause such new certificates to bear a legend on the face thereof in the form specified in Section 3.07.

(e) Legal title to the Trust Shares in any Beneficiary Account, including the Beneficiary Account for the Coors Trust established on the date hereof, shall be vested at all times in the Trustee on behalf of the applicable Beneficiary and subject to the terms of this Agreement. Exclusive economic and beneficial ownership of each Beneficiary's Trust Shares in such Beneficiary's Beneficiary Account shall remain with such Beneficiary.

(f) The Trustee warrants and undertakes that it will hold the Trust Shares delivered by any Beneficiary in separate accounts (each a "Beneficiary Account") from Trust Shares held on behalf of any other Beneficiary from time to time. Each such separate account shall be held by the Trustee as part of a single trust. The Trustee shall maintain and update each Beneficiary Account to reflect any additions to receipts or transfers from each such account.

Section 2.02. *Issuance of Voting Trust Certificates.* The Trustee shall from time to time issue and deliver to each Beneficiary for whom a Beneficiary Account has been established one or more Voting Trust Certificates (each, a "Certificate") in respect of the Trust Shares in the form set forth in Exhibit B hereto. Such Certificates shall be signed by the Trustee.

Section 2.03. *Duplicate Certificates.* If a Certificate shall be lost, stolen, mutilated or destroyed, the Trustee, at its discretion, may issue a duplicate of such Certificate upon receipt of (a) evidence of such fact satisfactory to the Trustee, (b) indemnity satisfactory to the Trustee, (c) the existing Certificate (if mutilated) and (d) any fees and expenses applicable thereto or to such transfer; provided, that no bond or insurance shall be required in connection with the issuance of any duplicate Certificate.

Section 2.04. *Certificate Book.* The Trustee shall maintain complete and correct records and books of account of all its transactions as Trustee, and shall maintain a book to be known as the "Certificate Book" setting forth the Beneficiary Accounts and the Beneficiaries thereof, showing their places of residence and the number of Trust Shares represented by the Certificates held by them and

other pertinent information. Such records and books of account and the Certificate Book shall be available to the Beneficiaries upon written request.

ARTICLE III.
TRUSTEE'S RIGHTS AS A STOCKHOLDER OF THE COMPANY

Section 3.01. *Appointment of Beneficiary Representatives.*

(a) The Coors Trust has the authority to act for all purposes under this Agreement in its capacity as the sole Coors Family Group Beneficiary as of the date hereof and in its capacity as representative of all other Coors Family Group Beneficiaries that may from time to time become parties to this Agreement in the future (in either such capacity, the "Coors Beneficiary Representative"), and each Coors Family Group Beneficiary, by becoming party hereto, hereby agrees to the appointment of the Coors Trust as its representative. Each Coors Family Group Beneficiary further agrees that the Trustee shall be entitled to rely on any instruction given by the Coors Beneficiary Representative pursuant hereto to the same extent as if such Beneficiary gave such instruction personally. At all times, any Person serving as the Coors Beneficiary Representative shall be a member of the Coors Family Group. The Coors Beneficiary Representative shall have the right to appoint its successor in the capacity of Coors Beneficiary Representative by written instrument (whether set forth in the will of such Coors Beneficiary Representative or otherwise) and such provisional designation may be revoked or superseded at any time or from time to time by the Coors Beneficiary Representative. In the event of the death, resignation or inability to serve of the Coors Beneficiary Representative absent any appointment of its successor in the capacity of Coors Beneficiary Representative, such successor shall be designated by written notice executed by holders of a majority of the Trust Shares held by the Coors Family Group Beneficiaries deposited hereunder (and, in the event that the Trust Shares constitute more than one class or series of shares or other securities, a majority in interest based upon the Current Market Value of the Trust Shares beneficially owned by the Coors Family Group Beneficiaries).

(b) Pentland has the authority to act for all purposes under this Agreement in its capacity as a Molson Family Group Beneficiary as of the date hereof and in its capacity as representative of all other Molson Family Group Beneficiaries that may from time to time become parties to this Agreement in the future (in either such capacity, the "Molson Beneficiary Representative"), and each Molson Family Group Beneficiary, by becoming party hereto, hereby agrees to the appointment of Pentland as its representative. Each Molson Family Group Beneficiary further agrees that the Trustee shall be entitled to rely on any instruction given by the Molson Beneficiary Representative pursuant hereto to the same extent as if such Beneficiary gave such instruction personally. At all times, any Person serving as the Molson Beneficiary Representative shall be a member of the Molson Family Group. The Molson Beneficiary Representative shall have the right to appoint its successor in the capacity of Molson Beneficiary Representative by written instrument (whether set forth in the will of such Molson Beneficiary Representative or otherwise) and such provisional designation may be revoked or superseded at any time or from time to time by the Molson Beneficiary Representative. In the event of the death, resignation or inability to serve of the Molson Beneficiary Representative absent any appointment of its successor in the capacity of Molson Beneficiary Representative, such successor shall be designated by written notice executed by holders of a majority of the Trust Shares held by the Molson Family Group Beneficiaries deposited hereunder (and, in the event that the Trust Shares constitute more than one class or series of shares or other securities, a majority in interest based upon the Current Market Value of the Trust Shares beneficially owned by the Molson Family Group Beneficiaries).

(c) The Coors Beneficiaries and the Molson Beneficiaries agree to make their appointments of the Coors Beneficiary Representative and the Molson Beneficiary Representative, respectively,

pursuant to Section 3.01 of this Agreement to ensure that the Coors Beneficiary Representative and the Molson Beneficiary Representative are the same persons from time to time who are Coors Beneficiary Representative and Molson Beneficiary Representative, respectively, under the Canadian Voting Trust Agreement.

Section 3.02. *Loss of Rights of Coors Beneficiary Representative.* The Coors Beneficiary Representative shall be a "Continuing Representative" hereunder, so long as the Coors Family Group Beneficiaries and the other members of the Coors Family Group beneficially own at all times at least [*insert number that is 3% of Aggregate Shares at Closing*] Aggregate Shares (without duplication, as adjusted by any stock split, consolidation, reorganization, merger, amalgamation, reclassification or recapitalization or similar transactions), including 825,000 Company Shares and/or Class A Exchangeable Shares in the aggregate subject to the Control Voting Trust Agreements (without duplication, as adjusted by any stock split, consolidation, reorganization, merger, amalgamation, reclassification, recapitalization or similar transactions). The Coors Beneficiary Representative agrees to promptly notify the Trustee and the Molson Beneficiary Representative in writing if the Coors Beneficiary Representative shall cease to be a Continuing Representative hereunder.

Section 3.03. *Loss of Rights of Molson Beneficiary Representative.* The Molson Beneficiary Representative shall be a "Continuing Representative" hereunder, so long as the Molson Family Group Beneficiaries and the other members of the Molson Family Group beneficially own at all times at least [*insert number that is 2% of Aggregate Shares at Closing*] Aggregate Shares (without duplication, as adjusted by any stock split, consolidation, reorganization, merger, amalgamation, reclassification or recapitalization or similar transactions), including 825,000 Class A Exchangeable Shares and/or Company Shares in the aggregate subject to the Control Voting Trust Agreements (without duplication, as adjusted by any stock split, consolidation, reorganization, merger, amalgamation, reclassification, recapitalization or similar transactions). The Molson Beneficiary Representative agrees to promptly notify the Trustee and the Coors Beneficiary Representative in writing if the Molson Beneficiary Representative shall cease to be a Continuing Representative hereunder.

Section 3.04. *Exercise of Voting Rights.*

(a) So long as the Trustee shall hold Trust Shares deposited pursuant to the provisions of this Agreement, the Trustee, as the holder of record of the Trust Shares, shall possess and shall be entitled to exercise all rights and powers of every nature as owner of legal title and holder of the Trust Shares, including the right to vote the Trust Shares in person or by its nominee or proxy or by written consent and to take part in and consent to any corporate or stockholders' action of any kind whatsoever (including approval of or consent to any merger or consolidation to which the Company may be a party, whether or not the surviving party, or the dissolution of the Company or the sale of all or any part of its business or assets). The Trustee agrees to vote the Trust Shares as provided in this Section 3.04 and to fulfill all of its other covenants, rights and obligations hereunder, notwithstanding that Pentland does not hold any Trust Shares at the date hereof and does not have a Beneficiary Account, or any economic or beneficial interest in any Trust Shares, or the Coors Trust may not hold, at any future time, any Trust Shares for which a Beneficiary Account has been established.

(b) The Trustee shall vote all Trust Shares and take such other actions as are necessary in order to exercise the voting rights attached to the Trust Shares as follows with respect to the election and removal of directors:

(i) (A) *for* any nominee standing for election to the board of directors of the Company (the "Board of Directors") that has been nominated by a nominating committee of the Board of Directors authorized to nominate such nominee pursuant to the Company's Certificate of Incorporation or Bylaws, and (B) *against* any other nominee; and

(ii) (A) so long as the Coors Beneficiary Representative is a Continuing Representative, if the Coors Beneficiary Representative so instructs the Trustee in writing, *for* the removal of any Coors Director (as defined in the Company's Certificate of Incorporation), and if the Coors Beneficiary Representative fails to so instruct the Trustee in writing, *against* the removal of any Coors Director, (B) so long as the Molson Beneficiary Representative is a Continuing Representative, if the Molson Beneficiary Representative so instructs the Trustee in writing, *for* the removal of any Molson Director (as defined in the Company's Certificate of Incorporation), and if the Molson Beneficiary Representative fails to so instruct the Trustee in writing, *against* the removal of any Molson Director, and (C) except as expressly provided in clause (A) or (B) above and unless otherwise unanimously instructed by each Continuing Representative hereunder, in accordance with the recommendation of the Board of Directors with respect to any proposal to remove any director of the Company.

(c) With respect to any other corporate action or matter (other than those addressed in Section 3.04(b)) on which holders of Company Shares or other Voting Securities are entitled to exercise their voting rights, whether by proxy, consent or otherwise (each, an "Other Voting Matter"), the Trustee shall vote all Trust Shares (and shall take such other actions as are necessary in order to exercise the voting rights attached to the Trust Shares), *against* the approval of such Other Voting Matter unless the Trustee shall have received from each Continuing Representative hereunder written instructions ("Approve Instructions"), in each case duly executed by such Continuing Representative, stating that such Continuing Representative wishes the Trustee to vote in favor of such Other Voting Matter and such Approve Instructions are not revoked by written instruction from such Continuing Representative delivered to the Trustee prior to the time specified for taking the specified action. If the Trustee receives Approve Instructions from each such Continuing Representative prior to the time specified for taking the specified action, the Trustee shall vote *for* approval of such Other Voting Matter. Without limiting the right of either Continuing Representative to instruct the Trustee (or to revise, revoke or amend such instruction) at any time prior to the taking of the relevant action by the Trustee, each Continuing Representative shall, subject to receiving adequate notice, use its reasonable best efforts to provide instructions to the Trustee at least two business days prior to the deadline for exercising any voting right.

(d) For the avoidance of doubt, in the event that any matter referred to in the provisions of Section 3.04(b) or (c) is proposed (whether pursuant to a request of a Continuing Representative, the Board of Directors or otherwise) to be acted upon by written consent in lieu of a meeting, the Trustee shall execute such written consents in accordance with Section 1.12 of the By-Laws of the Company as shall be effective to implement the election or removal of a director or other corporate action or matter to be implemented pursuant to the foregoing provisions of this Section 3.04.

(e) With respect to any corporate action or matter described in paragraph (b) or (c) above, the Trustee shall provide notice to the trustee under the Canadian Voting Trust Agreement as to the vote or action to be taken by the Trustee with respect to such action or matter at the time the Trustee has received instructions from the Continuing Representatives or otherwise makes a determination in accordance with the terms of this Agreement as to the vote or action to be taken by the Trustee.

(f) Each of the Continuing Representatives hereby undertakes, with respect to all matters concerning voting under this Agreement and the Canadian Voting Trust Agreement, to give similar instructions concerning such voting to the Trustee hereunder and to the trustee under the Canadian Voting Trust Agreement, such that there shall be no inconsistency between the instructions given by such Continuing Representative to such trustees.

Section 3.05. *Trustee Has No Authority to Transfer.*

(a) Except as set forth in this Section 3.05, and except for purposes of effecting a Permitted Encumbrance or a Permitted Hedge or a Transfer to a Permitted Family Transferee in accordance with Section 8.01, the Trustee shall have no authority to Transfer any of the Trust Shares.

(b) Upon receipt of a notice from a Beneficiary Representative that one or more Beneficiaries represented by such Beneficiary Representative has agreed to sell or otherwise Transfer their interests in Trust Shares in such Beneficiary's Beneficiary Account to one or more Third Party Transferees in compliance with Section 8.02 (which notice shall set forth the number of Trust Shares to be sold, the Beneficiary Transferor, the Third Party Transferee(s) (except in the case of a Transfer into the open market) and the proposed date of Transfer), then, upon delivery of such notice and the Certificate or Certificates corresponding to the Trust Shares to be sold, the Trustee shall:

(i) cause each non-transferring Beneficiary to receive a copy of such notice within five days of the Trustee's receipt thereof; and

(ii) in the case of Company Shares, not earlier than 10 days nor later than 20 days following the Trustee's receipt of such notice, unless precluded by an order, decree or judgment of any court of competent jurisdiction or unless the Trustee (after consultation with counsel pursuant to Section 6.09(c)) determines in good faith that such proposed Transfer does not comply with Section 8.02 or applicable law, deliver stock certificates for such Company Shares to the Company or its transfer agent (duly endorsed for transfer or accompanied by duly executed instruments of transfer with signatures guaranteed) together with a Notice of Conversion pursuant to Article Sixth of the Company's Certificate of Incorporation to effect (A) the conversion of such Company Shares pursuant to the Company's Certificate of Incorporation into shares of Class B Common Stock and (B) delivery of a stock certificate for such shares of Class B Common Stock to the Persons and places designated in the notice, which shares of Class B Common Stock will not be subject to the terms and provisions of this Agreement; and

(iii) in the event the transferring Beneficiary is not Transferring all of the Trust Shares represented by the Certificate or Certificates surrendered with the notice, upon the consummation of such Transfer specified in such notice, issue to the transferring Beneficiary a new Certificate in respect of such Trust Shares not Transferred and which are subject to this Agreement.

Section 3.06. *Trustee's Agreement to Limited Authority to Sell.* The Trustee agrees that, except as otherwise provided in Section 3.05, the Trustee shall take no action, nor shall it allow any action to be taken, by which any Trust Shares shall be sold, transferred or otherwise disposed of during the term of this Agreement. The Trustee agrees that the Trustee will not permit or create any Encumbrance upon any Trust Shares, except pursuant to a Permitted Encumbrance or a Permitted Hedge. The exercise of voting rights by the Trustee pursuant to Section 3.04 shall not be deemed to constitute an Encumbrance.

Section 3.07. *Trustee's Agreement to Certificate Legends.* The Trustee agrees that all Certificates shall have endorsed upon them a legend substantially as follows:

> "This certificate is issued pursuant to, and the transfer of this certificate and the shares represented hereby is restricted by, the provisions of a Voting Trust Agreement dated as of , 200 between , as Trustee, and the Beneficiaries named therein, as such agreement may be amended, supplemented or otherwise modified from time to time. By accepting this certificate, the holder hereof agrees to be bound by all of the provisions of such agreement, which agreement is on file at the registered Delaware office of the Company."

Section 3.08. *Conversion of Company Shares.* In the event that a Beneficiary Representative notifies the Trustee that a Beneficiary for which the Beneficiary Representative is the Beneficiary Representative wishes that all or any portion of the Company Shares in respect of which such Beneficiary has a Beneficiary Account be converted into shares of Class B Common Stock of the Company in accordance with Article Sixth of the Company's Certificate of Incorporation, the Trustee shall take all actions necessary (including, but not limited to those required by the Company's Certificate of Incorporation), to effect such conversion. Notwithstanding anything to the contrary in this Agreement (including this Section 3.08), each Molson Family Group Beneficiary agrees that it shall not be permitted to convert any Company Shares to shares of Class B Common Stock under this Section 3.08 if, giving effect to such conversion, the Company Shares remaining subject to this Agreement, together with any Class A Exchangeable Shares (and associated rights) subject to the Canadian Voting Trust Agreement, would constitute in the aggregate less than 50.1% of the aggregate voting power of all then-outstanding Company Shares and Class A Exchangeable Shares (and associated rights) unless, at any time prior to such conversion, the aggregate number of Company Shares and Class A Exchangeable Shares of the Coors Family Group Beneficiaries deposited under this Agreement and/or the Canadian Voting Trust Agreement is less than the number (without duplication, as adjusted by any stock split, consolidation, reorganization, merger, amalgamation, reclassification, recapitalization or similar transactions) of Company Shares initially deposited by the Coors Trust on the date hereof under this Agreement as a result of one or more Transfers (and associated conversion into Class B Common Stock) of Company Shares to a Third Party Transferee.

ARTICLE IV.
DIVIDENDS AND DISTRIBUTIONS

Section 4.01. *Cash Dividends.* If, during the term of this Agreement the Trustees shall receive cash dividends with respect to the Trust Shares, the Trustee shall deposit the same in the relevant Beneficiary Account with respect to such Trust Shares and, subject to applicable withholding tax, shall remit the same to the Beneficiary with respect to whom such Beneficiary Account has been established and maintained. The Trustee may arrange with the Company for the direct payment by the Company, as applicable, to the Beneficiaries of any such dividends.

Section 4.02. *Non-Stock Distributions.* If at any time during the term of this Agreement the Trustee shall receive or collect any moneys (other than in payment of cash dividends) or any property (other than Company Shares or Voting Securities) upon the Trust Shares, the Trustee shall deposit the same in the relevant Beneficiary Account with respect to such Trust Shares and, subject to applicable withholding tax, shall remit the same to the Beneficiary with respect to whom such Beneficiary Account has been established and maintained. The Trustee may arrange with the Company for the direct payment by the Company, as applicable, to the Beneficiaries of any such dividends.

Section 4.03. *Stock Dividend or Distribution.* If the Trustee shall receive, as a dividend or other distribution upon any Trust Shares, any additional Company Shares or other Voting Securities, the Trustee shall deposit the same in the relevant Beneficiary Account with respect to such Trust Shares. Such Company Shares or other Voting Securities shall be and become subject to all of the terms and

conditions hereof to the same extent as if originally deposited hereunder pursuant to Section 2.01. The Trustee shall record such additional Company Shares or other Voting Securities in the Beneficiaries' Beneficiary Accounts and issue Certificates in respect of such Company Shares or other Voting Securities to the applicable Beneficiaries.

Section 4.04. *Recapitalization or Reclassification of Stock.* In the event of a recapitalization of the Company or reclassification of any Trust Shares deposited pursuant to this Agreement, the Trustee shall hold, subject to the terms of this Agreement, any Voting Securities issued as a result of such recapitalization or reclassification in respect of such Trust Shares. Certificates issued and outstanding under this Agreement at the time of such recapitalization or reclassification may remain outstanding or the Trustee may, in its discretion, substitute for such Certificates new voting trust certificates in appropriate form. Such Voting Securities shall be and become subject to all of the terms and conditions hereof to the same extent as if originally deposited hereunder pursuant to Section 2.01.

Section 4.05. *Distribution upon Dissolution of the Company.* In the event of the liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among its stockholders for the purpose of winding up its affairs, whether voluntary or involuntary, the Trustee shall initially deposit the money, securities, rights or property to which the Beneficiaries are entitled in respect of the Trust Shares in the respective Beneficiary Account and shall thereafter distribute or cause to be distributed the same, less any applicable withholding tax, to the Beneficiary of each respective Beneficiary Account.

Section 4.06. *Distributions Upon Reorganization of the Company.* In the event the Company is merged, consolidated or amalgamated with or into another corporation or other business entity, the Trustee shall, in its discretion, and depending on the terms of the agreement authorizing such transaction, either (a) (i) receive and hold in the respective Beneficiary Account established for Beneficiaries hereunder any securities received on account of such merger, consolidation or amalgamation in respect of the Trust Shares that are Voting Securities of the successor received on account of such merger, consolidation or amalgamation (in which case Certificates issued and outstanding under this Agreement at the time of such merger, consolidation or amalgamation may remain outstanding or the Trustee may, at its discretion, substitute for such Certificates new voting trust certificates in appropriate form) and such Voting Securities of the successor corporation shall be and become subject to all of the terms and conditions hereof to the same extent as if originally deposited hereunder pursuant to Section 2.01, and (ii) distribute or cause to be distributed any money, other securities, rights or property so received, less any applicable withholding tax, to the Beneficiary for whom such Beneficiary Accounts have been established and maintained, or (b) distribute or cause to be distributed such Voting Securities of the successor corporation, together with any money, any other securities, rights or property so received, less any applicable withholding tax, to the Beneficiary for whom such Beneficiary Accounts have been established and maintained, in which case the Beneficiaries hereby agree, pursuant to Section 2.01(b), to deposit such Voting Securities with the Trustee under this Agreement. The Beneficiaries also agree to execute any amendments to this Agreement, if any are necessary, to perpetuate this Trust under the reorganized corporation.

ARTICLE V.
RIGHTS TO SUBSCRIBE

Section 5.01. *Subscription Procedures.* In case any securities of the Company shall be offered for subscription to the holders of Trust Shares held by the Trustee as Trust Shares, the Trustee, promptly upon receipt of notice of such offer, shall mail a copy thereof to each Beneficiary. Upon receipt by the Trustee, at least two days prior to the last date fixed by the Company, as applicable, for subscription, of a request from any Beneficiary to subscribe in such Beneficiary's behalf, accompanied by the sum of money required to be paid for such securities, the Trustee shall make such subscription and payment on behalf of such Beneficiary, and upon receiving from the Company, as applicable, the certificates for the

securities subscribed for, shall issue to such Beneficiary a Certificate in respect thereof if the same constitute Voting Securities and retain the same in such Beneficiary's Beneficiary Account and, if the same do not constitute Voting Securities, the Trustee shall deliver the same to the Beneficiary on whose behalf the subscription was made.

ARTICLE VI.
THE TRUSTEE

Section 6.01. *Trustee's Right to Delegate.* The Trustee may vote all Trust Shares in person or by such person or persons (including any Beneficiary) as the Trustee may from time to time select as proxy or proxies. The Trustee may employ or use the services of accountants, attorneys, or any other qualified personnel to assist the Trustee or its agents to carry out any of the duties undertaken pursuant to this Agreement.

Section 6.02. *Trustee's Right to Call Meetings of the Beneficiaries.* The Trustee may call a meeting of the Beneficiaries for any purpose which the Trustee desires, including discussions of any past or future exercise of its rights or powers under this Agreement, or for other informational purposes. Any vote of the Beneficiaries taken at a meeting called pursuant to this Section 6.02 is not binding on the Trustee.

Section 6.03. *Trustee's Right to Incur Expenses.* The Trustee is expressly authorized to incur and pay such reasonable expenses and charges, to employ and pay such agents, attorneys and counsel, and to incur and pay such other charges and expenses as it may deem necessary and proper for administering this Agreement.

Section 6.04. *Trustee's Right to Reimbursement.* Each Beneficiary agrees to reimburse the Trustee for reasonable expenses and charges authorized under Section 6.03 upon demand therefor pro rata to such Beneficiary's Trust Shares.

Section 6.05. *Trustee's Right to Indemnification.* The Beneficiaries severally agree to indemnify and hold harmless the Trustee and each agent or attorney of the Trustee acting hereunder from and against all liability and claims or proceedings of any nature arising from or in connection with the acceptance or administration of the Trust and the performance of its duties and obligations hereunder and the exercise of its rights and powers except liability and claims based solely upon the Trustee's bad faith, gross negligence or willful misconduct, and with such exception agree to be responsible for and to pay (pro rata in accordance with the number of Trust Shares represented by their respective Certificates) all damages, costs and expenses of or assessed against the Trustee of any nature, including fees of legal counsel, in connection with any such claim or proceeding.

Section 6.06. *Right of Trustee to Compensation.* Each Beneficiary Representative agrees to pay to the Trustee from time to time 50% of the reasonable compensation as agreed upon from time to time by the Trustee and the Beneficiary Representatives for all services rendered by it hereunder.

Section 6.07. *Trustee's Right to Participate.* The Trustee may contract with or be or become pecuniarily interested, directly or indirectly, in any matter or transaction to which the Company or any subsidiary or controlled or affiliated corporation may be a party or in which it may be concerned, as fully and freely as though such Trustee were not a Trustee hereunder.

Section 6.08. *Trustee's Powers.* The Trustee is authorized and empowered to construe this Agreement, and the Trustee's reasonable construction made in good faith shall be conclusive and binding upon the Beneficiaries and upon all parties hereto.

Section 6.09. *Trustee's Liability.*

(a) The Trustee shall not be liable for any error of judgment nor for any act done or omitted, nor for any mistake of fact or law nor for anything which the Trustee may do or refrain from doing in good faith, nor generally shall the Trustee have any accountability hereunder, except for its own

bad faith, gross negligence or willful misconduct. Furthermore, upon any judicial or other inquiry or investigation of or concerning the Trustee's acts pursuant to its rights and powers as Trustee, such acts shall be deemed reasonable unless proved to the contrary by clear and convincing evidence.

(b) The Trustee shall always be protected and free from liability in acting upon any notice, request, consent, certificate, declaration, telegram, telex, guarantee, affidavit or other paper or document or signature believed by it to be genuine and to have been signed by the proper party or parties or by the party or parties purporting to have signed the same.

(c) The Trustee may consult with legal counsel (including legal counsel to the Company or its subsidiaries) pursuant to Section 6.01, and any action under this Agreement taken or suffered in good faith by him in accordance with the opinion of such counsel shall be conclusive upon the parties hereto and the Trustee shall be fully protected and be subject to no liability in respect thereof.

Section 6.10. *Trustee's Resignation or Removal.* The Trustee may resign by giving notice to each of the Beneficiary Representatives and the Company of its resignation 30 days prior to the effective date of such resignation. The Trustee may be removed at any time and from time to time, with or without cause, upon the delivery to the Trustee of written notice to such effect from each Person who is a Continuing Representative hereunder, such removal to be effective on the date the successor Trustee is appointed by the Continuing Representatives.

Section 6.11. *Appointment of Successor Trustee.* The Coors Beneficiary Representative and the Molson Beneficiary Representative shall jointly be entitled to appoint a successor to the Trustee upon the resignation, removal, dissolution, death or incapacity to act of the Trustee.

Section 6.12. *Rights of Successor Trustee.* Any successor to the Trustee named herein shall enjoy all the rights, powers, interests and immunities of the Trustee as originally conferred by this Agreement. All right, title and interest in Trust Shares of any Trustee who may resign, die, be removed or become incapacitated to act shall, upon such resignation, removal, death or incapacity, vest in the successor Trustee.

Section 6.13. *Transfer by Successor Trustee.* Notwithstanding any change in the Trustee, the certificates for Trust Shares standing in the name of the Trustee may be endorsed and transferred by any successor Trustee for the time being with the same effect as if endorsed and transferred by the Trustee who has ceased to act. Any successor Trustee is authorized and empowered to cause any further transfer of said Trust Shares to be made which may be necessary through the occurrence of a change in the person acting as Trustee hereunder.

Section 6.14. *Trustee's Acceptance of Trust.*

(a) The Trustee by executing this Agreement, and each successor Trustee, upon being appointed as such, accepts the trust created hereby and agrees to carry out the terms and provisions hereof. The Trustee represents that neither the execution or delivery of this Agreement by the Trustee, nor the performance or observance by the Trustee of the terms, conditions or provisions hereof, does or will conflict with or violate any agreement or instrument to which the Trustee is a party.

(b) The Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Trustee.

ARTICLE VII.
TERMINATION

Section 7.01. *Termination.* This Agreement shall terminate upon the earliest to occur of the following: (a) the date on which each Continuing Representative hereunder agrees in writing to terminate this Agreement, (b) the date on which each of the Coors Beneficiary Representative and the Molson Beneficiary Representative shall have ceased to be a Continuing Representative hereunder, and (c) the date on which 90 consecutive days have elapsed during which no Trust Shares were governed by this Agreement.

Section 7.02. *Trustee's Rights and Duties Upon Termination.* The termination of this Agreement shall not affect the rights of the Trustee set forth in Section 6.03, Section 6.04, Section 6.05 and Section 6.06.

(a) As soon as practicable after the termination of this Agreement the Trustee shall deliver to the Beneficiaries stock certificates or instruments of transfer representing the number of Trust Shares or other securities to which such Beneficiary is entitled upon such termination in accordance with such Beneficiary's Beneficiary Account, such delivery to be contingent upon the surrender by the Beneficiary of the Certificates issued by the Trustee in respect of such Trust Shares or other securities, properly endorsed for transfer, and upon payment by the Beneficiaries of a sum sufficient to cover any tax or governmental charge in respect of the transfer or delivery of such stock certificates or instruments of transfer. As a further condition to delivery of such stock certificates or instruments of transfer, the Beneficiaries shall pay the Trustee any compensation due and payable pursuant to Section 6.06 and pay, indemnify and reimburse the Trustee for any and all necessary or proper liabilities incurred and disbursements made by the Trustee hereunder and not reimbursed prior thereto.

(b) If any such Beneficiary cannot be located or fails or refuses to surrender Certificates in exchange for Trust Shares or other securities as aforesaid, the Trustee may in its discretion deliver such Trust Shares or other securities to the Company or to any bank or trust company qualified to transact business in the State of Delaware for the benefit of the Person or Persons entitled thereto. Upon any such delivery the Trustee shall be fully acquitted and discharged with respect to said Trust Shares or other securities.

ARTICLE VIII.
RESTRICTIONS ON TRANSFER OF VOTING TRUST CERTIFICATES OR OF ANY BENEFICIAL INTERESTS HEREUNDER

Section 8.01. *Nature of Restrictions.* No beneficial interests in any Trust Shares, whether or not represented by Certificates issued pursuant to this Agreement, may be Transferred, except that (i) a Beneficiary may transfer all or a portion of its beneficial interest in Trust Shares in such Beneficiary's Beneficiary Account to (A) the Permitted Family Transferees of such Beneficiary (in which event, as a condition to such transfer, if the Transferor was a Molson Family Group Beneficiary, the Transferor shall cause the Transferee thereupon to become a signatory hereto and the Transferee will thereupon become a Molson Family Group Beneficiary and if the Transferor was a Coors Family Group Beneficiary, the Transferor shall cause the Transferee thereupon to become signatory hereto and the Transferee will thereupon become a Coors Family Group Beneficiary) or (B) any other Beneficiary hereunder (collectively, the "Permitted Transferees"), subject to the further condition that the Trust Shares subject to such Transfer shall remain in trust pursuant to this Agreement and no such Transfer shall be valid unless the transferee consents in writing to be bound as a Beneficiary hereunder; (ii) a Beneficiary may make a disposition in accordance with Section 8.02 hereof; and (iii) a transfer, sale or issuance of securities in the Beneficiary or any other Person with a direct or indirect equity interest in

such Beneficiary may be effected so long as, after giving effect thereto, the Beneficiary remains a member of the Molson Family Group or Coors Family Group, as the case may be.

Section 8.02. *Third Party Transfers.* A Beneficiary may Transfer (a) its beneficial interest in any Trust Shares to one or more third party transferees other than a Permitted Transferee (each, a "Third Party Transferee") provided that such Transfer constitutes a Permitted Encumbrance or a Permitted Hedge and/or (b) its beneficial interest in Trust Shares that are Company Shares to a Third Party Transferee provided that prior to such Transfer such Company Shares are converted as permitted pursuant to Article Sixth of the Company's Certificate of Incorporation so that the Third Party Transferee receives only shares of Class B Common Stock. Any such conversion and Transfer described in clause (b) shall be effected by the transferring Beneficiary's Beneficiary Representative causing the Trustee, in accordance with Section 3.05(b), to take such actions as are required by such section to effect such conversion and Transfer and to release such Trust Shares (and the shares of Class B Common Stock issued upon conversion thereof) from the Trust created hereby, whereupon such shares shall no longer be subject to this Agreement. Following any such conversion and Transfer described in clause (b), this Agreement shall continue in full force and effect with respect to all other Trust Shares not subject to such Transfer. Notwithstanding anything to the contrary in this Agreement (including this Section 8.02), each Molson Family Group Beneficiary agrees that it shall not be permitted to make a Transfer of its beneficial interests in Trust Shares under this Section 8.02 nor convert any Company Shares to Class B Common Stock if, giving effect to such Transfer or the requisite conversion, the Company Shares remaining subject to this Agreement, together with any Class A Exchangeable Shares (and associated rights) subject to the Canadian Voting Trust Agreement, would constitute in the aggregate less than 50.1% of the aggregate voting power of all then-outstanding Company Shares and Class A Exchangeable Shares (and associated rights) unless, at any time prior to such Transfer or conversion, the aggregate number of Company Shares and Class A Exchangeable Shares of the Coors Family Group Beneficiaries deposited under this Agreement and/or the Canadian Voting Trust Agreement is less than the number (without duplication, as adjusted by any stock split, consolidation, reorganization, merger, amalgamation, reclassification, recapitalization or similar transactions) of Company Shares initially deposited by the Coors Trust on the date hereof under this Agreement as a result of one or more Transfers (and associated conversion into Class B Common Stock) of Company Shares to a Third Party Transferee.

Section 8.03. *Agreement Not to Cause Conversion Right.* The Beneficiaries agree that, notwithstanding anything herein to the contrary, (i) no Beneficiary shall be permitted to make any sale, transfer or other disposition of any beneficial interest in any Trust Shares if, as a result thereof, any shares of Class B Common Stock of the Company or Class B Exchangeable Shares shall become convertible into Company Shares or Class A Exchangeable Shares pursuant to the provisions of Article Fifth of the Company's Restated Certificate of Incorporation or of Article 16 of the Exchangeable Share Provisions, respectively, (ii) in no event shall any Transfer be made pursuant to Section 8.02 if such Transfer would constitute or require an "Exclusionary Offer" (as defined in Article Fifth of the Company's Restated Certificate of Incorporation or of Article 16.1 of the Exchangeable Share Provisions), (iii) unless otherwise expressly instructed in writing unanimously by each of the Beneficiary Representatives in connection with the occurrence of an "Exclusionary Offer" (as defined in Article Fifth of the Company's Restated Certificate of Incorporation or in Article 16.1 of the Exchangeable Share Provisions), the Trustee is hereby specifically empowered and directed to deliver any and all certificates and other documents pursuant to such Article Fifth or Article 16 as may be necessary or advisable to prevent the Class B Common Stock or Class B Exchangeable Shares from becoming convertible into Company Shares or Class A Exchangeable Shares, as the case may be, pursuant to such Article Fifth or Article 16 and (iv) no Beneficiary shall be permitted to take any actions contrary to any certificate that has been delivered to the Company pursuant to paragraph (i) of Article Fifth of the Company's Restated Certificate of Incorporation (a "Blocking Certificate") or that would cause any Blocking Certificate to be untrue or invalid. Without limiting any of the foregoing, the Trustee

acknowledges and advises the Beneficiaries that it is delivering to the Company concurrently with the execution and delivery of this Agreement a Blocking Certificate, and the Trustee further agrees not to rescind or withdraw such Blocking Certificate without the prior written consent of each Beneficiary Representative. If necessary to maintain the effectiveness of the Blocking Certificate following a permitted Transfer hereunder, the Trustee shall deliver to the Company an additional or replacement Blocking Certificate.

Section 8.04. *Legend.* Each Beneficiary agrees that all Certificates now held or hereafter obtained by him shall have endorsed upon them a legend substantially in the form set forth in Section 3.07.

ARTICLE IX.
MISCELLANEOUS

Section 9.01. *Relationships Created Hereunder.* The trust created by this Agreement is not intended to be, and shall not be treated as, a general partnership, limited partnership, joint venture, corporation or joint stock company or association. The relationship of the Beneficiaries to the Trustee shall be solely that of Beneficiaries of the trust created by this Agreement and their rights shall be limited to those conferred upon them by this Agreement.

Section 9.02. *Deposit of Stock Certificates.* The stock certificates received by the Trustee from the Company pursuant to the provisions of Section 2.01(d) shall be deposited, within a reasonable time after receipt thereof by the Trustee, either in a safe deposit box rented by the Trustee or with a depository bank or trust company located in the City of Wilmington, Delaware.

Section 9.03. *Amendments.* This Agreement may be amended by an instrument or instruments in writing executed by the Trustee, the Coors Beneficiary Representative and the Molson Beneficiary Representative (neither of which need be Continuing Representatives at the time of such action); provided that the Trustee may, without the consent of any Beneficiary, amend this Agreement (including any exhibit hereto) in order to (i) reflect the admission in accordance with the terms of this Agreement of additional persons to the Agreement as Beneficiaries so long as such persons have agreed in writing to be bound by the terms and provisions of this Agreement or (ii) update any exhibit hereto to reflect any changes in any Beneficiary's name, address or number of Trust Shares set forth thereon. Executed counterparts of all amendments shall be filed at the registered office of the Company in the City of Wilmington, Delaware.

Section 9.04. *Notices.* Any and all notices, requests, demands, or other communications provided for hereunder shall be given in writing by personal service or by registered or certified mail, postage prepaid, addressed to the intended recipients at the addresses set forth in Exhibit A hereto, in the case of any Beneficiary, or Exhibit C hereto, in the case of the Trustee, or at such other addresses as the intended recipients may have designated in written notices to the other parties hereto. A notice shall be deemed to have been received when delivered personally or five days after being mailed.

Section 9.05. *Successors and Assigns.* This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legatees, executors, administrators and permitted assigns, including successors to any Beneficiary by merger, consolidation or otherwise.

Section 9.06. *Gender and Number.* With respect to words used in this Agreement, the singular form shall include the plural form, the masculine gender shall include the feminine or neuter gender, and vice versa, as the context requires.

Section 9.07. *Descriptive Headings.* The descriptive headings of this Agreement are for convenience of reference only and shall not define or limit any of the terms or provisions hereof.

Section 9.08. *Counterparts.* This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which taken together shall constitute one instrument.

Section 9.09. *Severability.* If in any judicial proceedings a court shall refuse to enforce any provision of this Agreement, then such unenforceable provision shall be deemed eliminated from this Agreement for the purpose of those proceedings to the extent necessary to permit the remaining provisions to be enforced. To the full extent, however, that the provisions of any applicable law may be waived, they are hereby waived to the end that this Agreement be deemed to be a valid and binding agreement enforceable in accordance with its terms.

Section 9.10. *Governing Law.* This Agreement shall be construed under, and its validity determined by, the laws of the State of Delaware. The validity and administration of the trust created hereunder shall be governed by the laws of the State of Delaware.

Section 9.11. *Enforcement.* Each of the parties hereto agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware in the event any dispute arises out of or under or relates to this Agreement or any of the transactions contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action, suit or proceeding arising out of or under or relating to this Agreement or any of the transactions contemplated hereby in any court other than the Court of Chancery of the State of Delaware and (d) hereby further and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. By the execution and delivery of this Agreement, each Beneficiary hereto appoints Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware, 19808, as its agent upon which process may be served in any such legal action or proceeding. Service of process upon such agent, together with notice of such service given to any Beneficiary in the manner specified in Section 9.04 shall be deemed in every respect effective service of process upon such Beneficiary in any legal action or proceeding.

Section 9.12. *Remedies.* The parties hereto shall have all remedies for breach of this Agreement available to them provided by law or equity. Without limiting the generality of the foregoing, the parties hereto agree that in addition to all other rights and remedies available at law or in equity, the parties hereto shall be entitled to obtain specific performance of the obligations of each party to this Agreement and immediate injunctive relief and that in the event any action or proceeding is brought in equity to enforce the same, no party will urge, as a defense, that there is an adequate remedy at law.

Section 9.13. *Third Parties.* Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other than the parties hereto and their respective permitted transferees, successors and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third person to any party to this Agreement, nor shall any provision give any third person any right of subrogation or action over or against any party to this Agreement.

Section 9.14. *Right of Examination.* An executed counterpart of this Agreement shall be deposited with the Company at its registered office in the City of Wilmington, Delaware. This Agreement shall be subject to the right of examination by a stockholder of the Company, in person or by agent or attorney, as provided by law, and shall be subject to examination by any holder of a beneficial interest in the voting trust created by this Agreement, either in person or by agent or attorney, at any reasonable time for any proper purpose.

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IN WITNESS WHEREOF, the parties hereto have hereunto set their respective hands as of the day and year first above written.

Adolph Coors, Jr. Trust dated September 12, 1969

By:__________________________
Name:
Title:

Pentland Securities (1981) Inc.

By:__________________________
Name:
Title:

Trustee:

____

EXHIBIT A
TO ANNEX I
BENEFICIARIES

Name:	Number of Company Shares:
Address:	

EXHIBIT B
TO ANNEX I

This certificate is issued pursuant to, and the transfer of this certificate and the shares represented hereby is restricted by, the provisions of a Voting Trust Agreement dated as of , 200 between , as Trustee, and the Beneficiaries named therein, as such agreement may be amended, supplemented or otherwise modified from time to time. By accepting this certificate, the holder hereof agrees to be bound by all of the provisions of such agreement, which agreement is on file at the registered Delaware office of the Company.

VOTING TRUST CERTIFICATE

No. Shares

MOLSON COORS BREWING COMPANY
(Incorporated under the laws of the State of Delaware)

VOTING TRUST CERTIFICATE IN RESPECT OF COMMON STOCK

THIS CERTIFIES that there have been deposited with the undersigned as Trustee under the Voting Trust Agreement dated as of , 200 and any amendments thereto (the "Agreement"), certificates or instruments of transfer for shares of Class A Common Stock, par value of $0.01 (voting), of Molson Coors Brewing Company, a Delaware corporation (the "Company"), in the number set forth above on this Certificate, and that , or registered assigns, is entitled to all the benefits specified in the Agreement arising from said shares deposited with the Trustee, all as provided in and subject to the terms and conditions of the Agreement to which reference is hereby made. All capitalized terms shall have the meaning ascribed thereto in the Agreement, unless otherwise specified herein.

Until the Trustee shall have delivered the shares or instruments of transfer held by him under the Agreement to the holders of the Voting Trust Certificates issued pursuant to the Agreement, the Trustee (or its successor in trust), subject to the terms of the Agreement, shall possess and shall be entitled to exercise all rights and powers of every nature of owners of legal title and holders of said shares, including the right to vote said shares in person or by its nominees or proxies or by written consent and to take part in and consent to any corporate or stockholders' action of any kind whatsoever (including, without limitation, approval of or consent to any merger or consolidation to which the Company may be a party, whether or not the surviving party, or the dissolution of the Company or the sale of all or any part of its business or assets), it being expressly stipulated that no voting right passes to the above-named owner hereof or assigns by or under this Certificate or by or under any agreement, express or implied. The holder of this Certificate, by acceptance hereof, consents to all the provisions of the Agreement and agrees to be bound thereby.

This Certificate is transferable on the books of the Trustee only in accordance with the provisions of the Agreement and only by the registered holder hereof in person or by attorney duly authorized, and upon the surrender hereof.

IN WITNESS WHEREOF, the Trustee has executed this Certificate this day of , 200 .

____
[Insert name], Trustee

EXHIBIT C
TO ANNEX I
ADDRESS OF THE TRUSTEE

SECTION 190 OF THE *CANADA BUSINESS CORPORATIONS ACT*

Right to dissent—190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

Further right—190(2)

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares—190(2.1)

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares—190(3)

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent—190(4)

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection—190(5)

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution—190(6)

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has

been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment—190(7)

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

Share certificate—190(8)

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture—190(9)

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate—190(10)

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights—190(11)

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9),

in which case the shareholder's rights are reinstated as of the date the notice was sent.

Offer to pay—190(12)

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms—190(13)

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment—190(14)

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court—190(15)

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court—190(16)

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue—190(17)

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs—190(18)

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties—190(19)

(19) On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court—190(20)

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers—190(21)

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order—190(22)

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest—190(23)

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies—190(24)

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies—190(25)

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation—190(26)

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

VOTING AGREEMENT
(for the Molson Shareholder)

This VOTING AGREEMENT (this "Agreement"), dated as of July 21, 2004, is entered into by and among Adolph Coors Company, a corporation organized and existing under the laws of the State of Delaware ("Coors"), Adolph Coors, Jr. Trust dated September 12, 1969 (the "Coors Stockholder"), and Pentland Securities (1981) Inc. (the "Shareholder").

WHEREAS, the Shareholder owns in the aggregate 10,000,000 Class B Common Shares ("Class B Shares") in the share capital of Molson Inc., a corporation organized and existing under the laws of Canada ("Molson") (Class B Shares together with any Class B Share or Class A "non-voting" share of Molson (a "Class A Share") acquired by the Shareholder after the date hereof being collectively referred to herein as the "Shares");

WHEREAS, in consideration for Coors entering into a Combination Agreement dated as of the date hereof (the "Combination Agreement") with Molson and Coors Canada Inc. and agreeing to participate in a plan of arrangement involving, *inter alia*, Molson and Coors and the transactions and matters contemplated thereby, including, without limitation, as to certain governance matters (collectively, the "Transactions"), the parties hereto have entered into this Agreement to set out the terms on which the Shareholder undertakes to take certain actions and to do certain things in respect of the Transactions;

WHEREAS, the Coors Stockholder has entered into a separate Voting Agreement of even date herewith in consideration, *inter alia*, for Molson and Coors entering into the Combination Agreement and agreeing to the Transactions, pursuant to which the Coors Stockholder undertakes to take certain actions and to do certain things in respect of the Transactions.

NOW, THEREFORE, the parties hereto agree as follows:

SECTION 1. *Defined Terms*

Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Combination Agreement.

SECTION 2. *Representations and Warranties of Shareholder*

The Shareholder hereby represents and warrants to Coors as follows:

2.1 *Title to the Shares*

Except as set forth in the Shareholder Disclosure Letter delivered to Coors on the date hereof (the "Disclosure Letter"), the Shareholder is the record and beneficial owner of, and has good and marketable title to, the number of Class B Shares set forth opposite the name of the Shareholder on *Schedule A* hereto, which as of the date hereof constitutes all of the Class B Shares and Class A Shares, or any other securities convertible into or exercisable for any Class B Shares or Class A Shares owned beneficially or of record by the Shareholder (all collectively being "Molson Securities"). Except as set forth in the Disclosure Letter: (a) the Shareholder has the exclusive power to dispose of such Shares and to vote such Shares on all matters submitted to holders of Class B Shares or Class A Shares, as the case may be; (b) the Shareholder and its respective Affiliates do not have any rights of any nature to acquire any additional Molson Securities; and (c) the Shareholder owns all of such Shares free and clear of all security interests, hypothecs, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, restrictions, charges, proxies and other encumbrances of any nature, and has not appointed or granted any

proxy, which appointment or grant is still effective, with respect to any of such Shares owned by them.

2.2 *Organization*

The Shareholder is duly organized, validly existing, and in good standing under the laws of the state of its incorporation, formation or organization.

2.3 *Authority Relative to this Agreement*

The execution and delivery of this Agreement by the Shareholder and the consummation by the Shareholder of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Shareholder. This Agreement has been duly and validly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by Coors and the Coors Stockholder, constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally.

2.4 *No Conflict*

Except as set forth in the Disclosure Letter, the execution and delivery of this Agreement by the Shareholder does not, and the performance of this Agreement by such Shareholder will not: (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by the Shareholder; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the certificate of incorporation, by-laws or analogous documents of the Shareholder or any other agreement to which the Shareholder is a party, including, without limitation, any voting agreement, shareholders agreement, voting trust, trust agreement, pledge agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license; or (c) conflict with or violate any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Shareholder or to the Shareholder's property or assets.

SECTION 3. *Covenants of Shareholder*

3.1 *Restriction on Transfer*

(a) The Shareholder hereby covenants and agrees that prior to the termination or expiration of this Agreement, except as otherwise specifically contemplated by this Agreement or as expressly required in order to consummate the Transactions the Shareholder shall not, and shall not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant any proxy or power of attorney or attorney-in-fact, deposit any Shares into a voting trust, enter into a voting trust agreement or create or permit to exist any additional security interest, hypothec, lien, claim, pledge, option, right of first refusal, agreement, limitation on voting rights, charge or other encumbrance of any nature whatsoever with respect to the Shares, provided the Shareholder shall be entitled to sell, transfer or dispose of any Shares to, or grant any proxy to, deposit any Shares into a voting trust in favor of, enter into a voting trust agreement with, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, charge or other encumbrance of any nature whatsoever with respect to the Shares in favor of, any Shareholder Permitted Transferee (as defined below), in each case subject to the further condition that such Shareholder Permitted Transferee shall be bound by the provisions hereof with respect to any such Shares in respect of which the Shareholder Permitted Transferee acquires any rights pursuant to this proviso.

(b) Notwithstanding the foregoing, the Shareholder may, by written notice to Coors, transfer shares to a "Shareholder Permitted Transferee", provided such transferee agrees in writing to be bound by the terms of this Agreement. For the purpose of this Agreement, a "Shareholder Permitted Transferee" means:

(i) the lineal descendants of Late Thomas Henry Pentland Molson (including adopted issue and issue born out of wedlock of any such individuals), any spouse of any such individual (including former spouses, widows and widowers), whether or not lawfully married and any of their respective estates;

(ii) any trust in which any one or more of the foregoing are the sole beneficiaries;

(iii) any corporation, limited liability company or partnership all of the shareholders, members or partners of which are (or are directly or indirectly wholly-owned by) one or more of the foregoing; and

(iv) a transferee in connection with any transaction contemplated by Section 3.2, provided that at the conclusion of such transaction, the only parties with any voting or equity interests in such transaction shall be one or more of the foregoing.

3.2 *Permitted Tuck In Transactions*

(a) The Shareholder will be permitted to effect a "safe income tuck-in" transaction in accordance with applicable Laws to be effective shortly prior to the Effective Date, on the terms and subject to the conditions described in Combination Agreement and the form of holding company participation agreement attached thereto as Exhibit F.

(b) In connection with requests relating to the future crystallizations of "safe income" attaching to exchangeable shares of Coors Canada Inc. held and beneficially owned by the Shareholder, Coors agrees to consider such requests in good faith with a view toward accommodating reasonable requests and undertakes no more frequently than annually to provide to its auditors financial information relating thereto, and to instruct its auditors to provide to the Shareholder a calculation of "safe income" reasonably arrived at (the "Safe Income Computation"). Such calculation shall be based on a statement of methodology to be provided by the Shareholder in sufficient detail to enable the auditors to provide such calculation in an efficient manner. The Shareholder will assume all costs and expenses relating to the Safe Income Computation and acknowledges that Coors is in no way liable for the accuracy or completeness of the Safe Income Computation or for the correctness or suitability of the methodology provided by the Shareholder. The Shareholder will be required to acknowledge that any information furnished by Coors in connection with the Safe Income Computation is confidential and to undertake not to disclose such information without the prior written approval of Coors, not to be unreasonably withheld.

3.3 *Voting Agreement*

(a) The Shareholder covenants and agrees to enter into the Class A Coors Voting Trust Agreement, together with the Coors Holder (as such term is defined in the Class A Coors Voting Trust Agreement) and the Class A Exchangeable Voting Trust Agreement on the Effective Date and to deposit any Coors Class A Common Stock it may acquire into a voting trust pursuant to the Class A Coors Voting Trust Agreement and its Class A Exchangeable Shares into a voting trust pursuant to the Class A Exchangeable Voting Trust Agreement, in order to unite the voting power of the beneficiaries pursuant to the Control Voting Trust Agreements.

(b) The parties hereto acknowledge that the Shareholder is seeking an advance income tax ruling with respect to the depositing of Shares in a voting trust to the effect that such does not constitute a disposition or deemed disposition by the Shareholder for the purposes of the ITA. The

parties hereto hereby acknowledge and agree that if such advance income tax ruling is not obtained, at the request of the Shareholder, the parties hereto shall use commercially reasonable efforts to enter into a voting trust agreement, in form and substance satisfactory to the Shareholder and Coors, acting reasonably, providing for the deposit of Class A Exchangeable Shares (and/or Coors Common Stock) into a voting trust in Canada or other arrangement or agreement providing for substantially the same voting arrangements and preserving the fundamental elements of the Class A Compass Voting Trust Agreement and the Class A Exchangeable Voting Trust Agreement in a manner so as not to constitute a disposition or deemed disposition by the Shareholder for the purposes of the ITA.

3.4 *Additional Shares*

Prior to the termination of this Agreement, the Shareholder may acquire additional Shares and will promptly notify Coors of the number of any Molson Securities acquired directly or beneficially by such Shareholder, if any, after the date hereof. Any such shares shall become "Shares" within the meaning of this Agreement. Notwithstanding the foregoing, the Shareholder shall not acquire any Shares if such acquisition would trigger an "Exclusionary Offer" for the purposes of the articles of Molson.

3.5 *Nonsolicitation*

Prior to the termination of this Agreement, the Shareholder shall not, and shall not authorize, instruct, or knowingly permit any trustees, investment bankers, attorneys, accountants, consultants and other agents or advisors (collectively, "Representatives") of the Shareholder to, directly or indirectly, (i) solicit, encourage or initiate or knowingly facilitate any inquiry, proposal or offer with respect to any Acquisition Proposal or (ii) engage in any negotiations or discussions concerning, or furnish to any Person any non-public information with respect to, or take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes or may be reasonably expected to lead to, any Acquisition Proposal. Without limiting the foregoing, the Shareholder shall be entitled to acquire at any time or from time to time additional Shares, in accordance with Section 3.4, and any solicitations, inquiries, proposals, offers, negotiations, discussions, or other actions in furtherance of any such acquisition shall be permitted hereunder.

3.6 *Notice*

If any Person makes to the Shareholder an Acquisition Proposal or a proposal or inquiry relating to an Acquisition Proposal or contacts the Shareholder relating to the acquisition of beneficial ownership of any Shares, the Shareholder will promptly notify Coors in writing of the identity of the Person and the material terms and conditions of such Acquisition Proposal or proposal, inquiry or contact. The Shareholder shall keep Coors reasonably apprised of any material development with respect to such proposal. The Shareholder shall, and shall cause its Representatives to, cease immediately and cause to be terminated all existing discussions or negotiations, if any, with any persons, conducted heretofore with respect to, or that could reasonably be expected to lead to any Acquisition Proposal.

3.7 *Shareholder Rights*

The Shareholder hereby irrevocably agrees not to exercise any Dissent Rights and waives any rights of appraisal, or rights to dissent from the Transactions that the Shareholder may have, and agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Molson or any of its subsidiaries (or any of their respective successors) relating to the negotiation, execution and delivery of this Agreement or the Combination Agreement or the consummation of the Transactions.

SECTION 4. *Voting Agreement*

4.1 *Voting Agreement*

The Shareholder hereby agrees that prior to the termination of this Agreement, at any meeting of the shareholders of Molson, however called, in any action by written consent of the shareholders of Molson, or in any other circumstances upon which the Shareholder's vote, consent or other approval is sought, the Shareholder shall vote the Shares owned beneficially or of record by the Shareholder:

(a) in favor of approval of the Transactions, as set forth in the Combination Agreement and other Transaction Documents (including, without limitation, the Arrangement);

(b) against any action or agreement that is or would be reasonably likely to result in any conditions to Molson's obligations under the Combination Agreement not being fulfilled or would result in or would reasonably be likely to result in a breach of any representation, warranty, covenant or agreement of Molson under the Combination Agreement;

(c) against any Acquisition Proposal;

(d) against any amendments to the certificate of incorporation or by-laws of Molson; and

(e) against any other action or agreement that is intended, or would reasonably be expected, to impede, interfere with, delay or postpone the Transactions, as contemplated by the Combination Agreement, including, without limitation, the Arrangement.

4.2 *Other Voting*

The Shareholder shall vote on all issues other than those specified in this Section 4 that may come before a meeting of the shareholders of Molson in its sole discretion, provided that such vote does not contravene the provisions of this Section 4.

SECTION 5. *Representations and Warranties of Coors*

Coors hereby represents and warrants to the Shareholder as follows:

5.1 *Organization*

Coors is a corporation duly organized and validly existing under the laws of the State of Delaware.

5.2 *Authority Relative to this Agreement*

Coors has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Coors and the consummation by Coors of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Coors. This Agreement has been duly and validly executed and delivered by Coors and, assuming the due authorization, execution and delivery by the Shareholder and the Coors Stockholder, constitutes a legal, valid and binding obligation of Coors, enforceable against Coors in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally.

5.3 *No Conflict*

Except as set forth and in connection with the matters set forth in the Disclosure Letter, the execution and delivery of this Agreement by Coors does not, and the performance of this Agreement by Coors will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by Coors, except for

filings with Canadian Securities Regulatory Authorities or the SEC of such reports under the Securities Laws as may be required in connection with this Agreement and the transactions contemplated by the Combination Agreement; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the certificate of incorporation or by-laws of Coors or any other material agreement to which Coors is a party; or (c) conflict with or violate any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Coors or to Coors's property or assets.

SECTION 6. *Further Assurances*

Each Shareholder shall, at the reasonable request of Coors from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Coors may request for the purpose of effectuating the matters covered by this Agreement.

SECTION 7. *Stop Transfer Order*

In furtherance of this Agreement, concurrently herewith the Shareholder shall request that Molson instruct its Transfer Agent to place a stop transfer order with respect to all Shares (and to notify its Transfer Agent that this Agreement places limits on the voting and transfer of the Shares). The Shareholder further agrees to request that Molson not register the transfer of any certificate representing any of the Shares unless such transfer is made in accordance with the terms of this Agreement.

SECTION 8. *Certain Events*

The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding on any Person to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Molson affecting the Shares or other voting securities of Molson, the number of Shares shall be deemed adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional Shares or other voting securities issued to or acquired by a Shareholder.

SECTION 9. *No Termination or Closure of Trusts*

Unless, in connection herewith, the Shares held by any trust which are presently subject to the terms of this Agreement are transferred upon termination to the Shareholder or a Shareholder Permitted Transferee and remain subject in all respects to the terms of this Agreement, the Shareholder shall not take any action to terminate, close or liquidate any such trust and shall take all steps necessary to maintain the existence thereof at least until the first to occur of (i) the Effective Time and (ii) the termination of the Combination Agreement in accordance with its terms.

SECTION 10. *Termination*

This Agreement shall automatically terminate and no party shall have any rights or obligations hereunder upon the first to occur of (a) the Effective Time and (b) the termination of the Combination Agreement in accordance with its terms; *provided* that the provisions of Section 12 hereof shall survive any such termination.

SECTION 11. *Concerning the Molson Family Shareholders Agreement*

(a) The Shareholder represents and warrants to Coors that it has entered into certain agreements which contemplate certain transactions (the "Additional Share Transactions") which, if completed in accordance with such agreements, would result in the Shareholder holding 50.1% or more of all Class B Shares issued and outstanding.

(b) The Shareholder covenants and agrees that it will not terminate or amend in any material respect the agreements relating to the Additional Share Transactions without the prior written consent of Coors.

(c) The Shareholder covenants and agrees that, if the Molson Family Shareholders Agreement made as of December 20, 2001 (the "Family Agreement") is not otherwise terminated, it shall prior to January 31, 2005 or on such prior date as may be directed by Coors expeditiously take any and all steps necessary to complete the Additional Share Transactions and to send a notice of termination of the Family Agreement, and to take all other steps contemplated by the Family Agreement to terminate same, including, without limitation, defending, on a timely basis, the completion of the Additional Share Transactions and the termination of the Family Agreement in any proceedings that may be commenced by any Person to restrain or challenge, in any way whatsoever, either the completion of the Additional Share Transactions or the termination of the Family Agreement.

(d) Should the Transaction not be completed solely as a result of the Shareholder's failure to cause the termination of the Family Agreement in accordance with this Section 11 then, notwithstanding Sections 12.1 and 12.2 hereof, the Shareholder shall pay, to the extent not otherwise payable by Molson pursuant to the Combination Agreement, to Compass in immediately available funds the Expenses (as defined in Section 8.3(d)(ii) of the Combination Agreement) of Coors and the Shareholder shall have no further liability to Coors or Adolph Coors, Jr. Trust or any Affiliate of either such Person in connection with the non-completion of the Transactions for the reasons outlined in this paragraph (d).

(e) To the extent within its control, and not otherwise prohibited by court order, the Shareholder shall cause a blocking certificate or blocking certificates to the same effect pursuant to Section B.5 of Schedule I to Molson's articles to be delivered to the Transfer Agent and secretary of Molson in connection with any Exclusionary Offer (as such term is defined in such Articles) and shall not withdraw such certificate or certificates.

SECTION 12. *Miscellaneous*

12.1 *Expenses*

All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

12.2 *Specific Performance*

The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity. In addition and notwithstanding any prior agreement of the parties to the contrary, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any provincial court in the Province of Quebec in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than a provincial court in the Province of Quebec.

12.3 *Entire Agreement*

This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among such parties with respect to the subject matter hereof.

12.4 *Assignment*

Without the prior written consent of Coors, the Shareholder may not assign any rights or delegate any obligations under this Agreement. Any such purported assignment or delegation made without prior consent of Coors shall be null and void.

12.5 *Parties in Interest*

This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

12.6 *Amendment*

This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

12.7 *Severability*

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, public order or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

12.8 *Notices*

All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by facsimile, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.8):

if to Coors:

Adolph Coors Company
311 10th Street
Golden, CO 80401
Attention: Robert Reese
Telecopy No.: (303) 277-7407

with copies to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3954
USA
Attention: Charles I. Cogut, Esq.
Maripat Alpuche, Esq.
Telecopy No.: (212) 455-2002

and

Osler, Hoskin & Harcourt LLP
P.O. Box 50
1st Canadian Place
Toronto, Ontario M5X 1B8
Attention: Clay Horner
Telecopy No.: (416) 862-6666

if to the Shareholder, at its address set forth on *Schedule A* hereto with a copy to.

Davies Ward Phillips & Vineberg LLP
1501 McGill College Avenue
Suite 2600
Montreal, Quebec H3A 3N9
Attention: Me Sylvain Cossette
Me Neil Kravitz
Telecopy No.: (514) 841-6499

if to the Coors Stockholder, at its address set forth on *Schedule B* hereto with a copy to:

Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, Colorado 80202
Attention: Jennings J. Newcom, Esq.
Telecopy No.: 303-892-7400

12.9 *Shareholder Capacity*

No director, officer or shareholder of the Shareholder who is, or becomes during the term of this Agreement, a director or officer of Molson makes (or shall be deemed to have made) any agreement or understanding in this Agreement, including, without limitation, Sections 3.5 and 3.6, in his or her capacity as such director or officer of Molson. Without limiting the generality of the foregoing, the Shareholder signs this Agreement solely in its capacity as the beneficial owner of the Shareholder's Shares and nothing in this Agreement, including, without limitation, Sections 3.5 and 3.6, shall prevent or in any way limit any director, officer or shareholder of the Shareholder or any person acting on its behalf from taking any action in its capacity as a director or officer of Molson. Notwithstanding the foregoing, nothing in this Section 12.9 shall prevent the Shareholder or any of its directors, officers or shareholders from performing his, her or its obligations under Section 4.1.

12.10 *Governing Law*

This Agreement shall be governed and construed in accordance with the laws of the Province of Quebec.

12.11 *Headings*

The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

12.12 *Counterparts*

This Agreement may be executed and delivered (including, without limitation, by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Rest of page intentionally blank.]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered as of the date first written above.

ADOLPH COORS COMPANY

By: /s/ W. LEO KIELY

Name: W. Leo Kiely
Title: Chief Executive Officer

SHAREHOLDER:

PENTLAND SECURITIES (1981) INC.

By: /s/ ERIC H. MOLSON

Name: Eric H. Molson
Title: Senior Officer

COORS STOCKHOLDER:

ADOLPH COORS, JR. TRUST DATED SEPTEMBER 12, 1969

By: /s/ PETER H. COORS

Name: Peter H. Coors
Title: Trustee

SCHEDULE A
TO
ANNEX K

Name and Address of Shareholders	Number and Class of Shares Owned
Pentland Securities (1981) Inc. c/o 1555 Notre Dame Street East Montreal, Quebec H2L 2R5 Attention: Eric Molson Telecopy No.: (514) 598-6866	10,000,000 Class B

SCHEDULE B
TO
ANNEX K

Address of Coors Stockholder

Adolph Coors, Jr. Trust dated September 12, 1969
Mail Stop VR900, P.O. Box 4030
Golden, CO 80401
Telecopy No.: (303) 277-3497

VOTING AGREEMENT
(for Coors Stockholders)

This VOTING AGREEMENT (this "*Agreement*"), dated as of July 21, 2004, is entered into by and among Molson Inc., a corporation organized and existing under the laws of Canada ("*Molson*"), the individuals and other parties signatory hereto (each, a "*Stockholder*", and collectively, the "*Stockholders*") and Pentland Securities (1981) Inc. (the "*Molson Shareholder*").

WHEREAS, the Stockholders own the aggregate number of outstanding shares of Class A Common Stock, par value of $0.01 (voting) ("*Class A Common Stock*"), of Adolph Coors Company, a Delaware corporation ("*Coors*") set forth on Schedule A (the "*Class A Shares*") and the aggregate number of outstanding shares of Class B Common Stock, par value of $0.01 (non-voting), of Coors ("*Class B Common Stock*"; and together with the Class A Common Stock, "*Common Stock*") set forth on Schedule A (the "*Class B Shares*"; and together with the Class A Shares and any shares of Common Stock acquired by the Stockholders after the date hereof being collectively referred to herein as the "*Shares*");

WHEREAS, certain of the Stockholders have pledged certain of the Class B Shares (as described on Schedule A hereto) to Wells Fargo Bank, National Association on the terms and conditions set forth in (a) the Loan Agreement dated December 22, 2002, (b) the Security Agreement: Securities Account dated December 22, 2002 and (c) the other agreements and documents associated therewith and entered into pursuant thereto (collectively, the "*Class B Security Documents*");

WHEREAS, in consideration for Molson entering into a Combination Agreement, dated as of the date hereof (the "*Combination Agreement*"), with Coors and Coors Canada Inc. and agreeing to participate in a plan of arrangement involving, *inter alia*, Molson and Coors and the transactions and matters contemplated thereby, including, without limitation, as to certain governance matters (collectively, the "*Transactions*"), the parties hereto have entered into this Agreement to set out the terms on which the Stockholders undertake to take certain actions and to do certain things in respect of the Transactions; and

WHEREAS, Coors and the Molson Shareholder have entered into a separate Voting Agreement of even date herewith, in consideration, *inter alia,* for Molson and Coors entering into the Combination Agreement and agreeing to the Transactions, pursuant to which the Molson Shareholder undertakes to take certain actions and to do certain things in respect of the Transactions.

NOW, THEREFORE, the parties hereto agree as follows:

SECTION 1. *Defined Terms.* Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Combination Agreement.

SECTION 2. *Representations and Warranties of Stockholder.* Each Stockholder hereby represents and warrants to Molson as follows:

2.1 *Title to the Shares.*

(a) Such Stockholder is the record and beneficial owner of, and has good and marketable title to, the number of shares of Class A Common Stock and Class B Common Stock set forth opposite the name of such Stockholder on Schedule A hereto, which as of the date hereof constitutes all of the shares of Common Stock, or any other securities convertible into or exercisable for any shares of Common Stock owned beneficially or of record by such Stockholder (all collectively being "*Coors Securities*"). Except as expressly set forth in the Transaction Documents, (i) Such Stockholder has the exclusive power to dispose of such Shares and to vote

such Shares on all matters submitted to holders of shares of the relevant class of Common Stock; (ii) such Stockholder and its respective Affiliates do not have any rights of any nature to acquire any additional Coors Securities; and (iii) such Stockholder owns all of such Shares free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, restrictions, charges, proxies and other encumbrances of any nature, and has not appointed or granted any proxy, which appointment or grant is still effective, with respect to any of such shares of Common Stock owned by them.

(b) Subject to the Class B Security Documents, such Stockholder is the record and beneficial owner of, and has good and marketable title to, the number of Class B Shares set forth opposite the name of such Stockholder on Schedule A hereto. Subject to the Class B Security Documents, such Stockholder has the power to dispose of such Class B Shares and to vote such Class B Shares on all matters submitted to holders of shares of Class B Common Stock. Other than the Class B Security Documents and the limitations and restrictions therein, such Stockholder owns all of its Class B Shares free and clear of other security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, restrictions, charges, proxies and other encumbrances of any nature, and has not appointed or granted any proxy, which appointment or grant is still effective, with respect to any of such Class B Shares now owned by them.

2.2 *Organization*. Such Stockholder (if an entity) is duly organized, validly existing, and in good standing under the laws of the state of its incorporation, formation or organization.

2.3 *Authority Relative to this Agreement*. Such Stockholder has the legal capacity (in the case of Stockholders that are natural persons), and all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of such Stockholder (in the case of Stockholders that are not natural persons). This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery by Molson and the Molson Shareholder, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally, and (ii) subject to general principles of equity.

2.4 *No Conflict*. The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not: (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by such Stockholder; (b) result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the certificate of incorporation, by-laws or analogous documents of such Stockholder (other than Stockholders that are natural persons) or any other agreement to which such Stockholder is a party, including any voting agreement, stockholders agreement, voting trust, trust agreement, pledge agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license; or (c) conflict with or violate any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to such Stockholder or to such Stockholder's property or assets.

SECTION 3. *Covenants of Stockholder.*

3.1 Restriction on Transfer.

(a) Each Stockholder hereby covenants and agrees that prior to the termination or expiration of this Agreement, except as otherwise specifically contemplated by this Agreement or as expressly

required in order to consummate the Transactions, such Stockholder shall not, and shall not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant any proxy or power of attorney or attorney-in-fact, deposit any Shares into a voting trust, enter into a voting trust agreement or, except as set forth in the Class B Security Documents with respect to the Class B Shares, create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on voting rights, charge or other encumbrance of any nature whatsoever with respect to the Shares; *provided* that such Stockholder shall be entitled to sell, transfer or dispose of any Shares to, or grant any proxy to, deposit any Shares into a voting trust in favor of, enter into a voting trust agreement with, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, charge or other encumbrance of any nature whatsoever with respect to the Shares in favor of, any other Stockholder party hereto, in each case subject to the further condition that such other Stockholder shall be bound by the provisions hereof with respect to any such Shares in respect of which such other Stockholder acquires any rights pursuant to this proviso.

(b) Notwithstanding the foregoing, the Stockholders may, per written notice to Molson, transfer Shares to a "Stockholder Permitted Transferee", provided such transferee agrees in writing to be bound by the terms of this Agreement. For the purpose of this Agreement, a "Stockholder Permitted Transferee" means, with respect to any Shareholder:

(i) the Late Adolph Coors' lineal descendants (including adopted issue and issue born out of wedlock of any such individuals), any spouse of any such individual (including former spouses, widows and widowers), whether or not lawfully married and any of their respective estates;

(ii) any trust in which any one or more of the foregoing are the sole beneficiaries;

(iii) any corporation, limited liability company or partnership all of the shareholders, members or partners of which are one or more of the foregoing; and

(iv) any member of a Stockholder.

3.2 *Additional Shares.* Prior to the termination of this Agreement, each Stockholder will promptly notify Molson of the number of any new shares of Common Stock or any other Coors Securities acquired directly or beneficially by such Stockholder, if any, after the date hereof. Any such shares shall become "Shares" within the meaning of this Agreement.

3.3 *Nonsolicitation.* Prior to the termination of this Agreement, such Stockholder shall not, and shall not authorize, instruct, or knowingly permit any trustees, investment bankers, attorneys, accountants, consultants and other agents or advisors (collectively, "*Representatives*") of such Stockholder to, directly or indirectly, (i) solicit, encourage or initiate or knowingly facilitate any inquiry, proposal or offer with respect to any Acquisition Proposal or (ii) engage in any negotiations or discussions concerning, or furnish to any Person any non-public information with respect to, or take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes or may be reasonably expected to lead to, any Acquisition Proposal. Without limiting the foregoing, such Stockholder shall be entitled to acquire at any time or from time to time additional shares of Common Stock in accordance with Section 3.2, and any solicitations, inquiries, proposals, offers, negotiations, discussions or other actions in furtherance of any such acquisition shall be permitted hereunder.

3.4 *Notice.* If any Person makes an Acquisition Proposal or a proposal or inquiry or contacts any Stockholder relating to the acquisition of beneficial ownership of any Shares, such Stockholder will promptly notify Molson in writing of the identity of the Person and the material terms and conditions of such Acquisition Proposal or proposal, inquiry or contact. Such Stockholder shall keep Molson reasonably apprised of any material development with respect to such proposal. Such

Stockholder shall, and shall cause its Representatives to, cease immediately and cause to be terminated all existing discussions or negotiations, if any with any Persons, conducted heretofore with respect to, or that could reasonably be expected to lead to any Acquisition Proposal.

3.5 *Shareholder Rights*. Each Stockholder hereby irrevocably agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Coors or any of its subsidiaries (or any of their respective successors) relating to the negotiation, execution and delivery of this Agreement or the Combination Agreement or the consummation of the Transactions.

SECTION 4. *Voting Agreement*.

4.1 *Voting Agreement*. Each Stockholder hereby agrees, severally and not jointly, that prior to the termination of this Agreement, at any meeting of the stockholders of Coors, however called, in any action by written consent of the stockholders of Coors, or in any other circumstances upon which such Stockholder's vote, consent or other approval is sought, such Stockholder shall vote the Shares owned beneficially or of record by such Stockholder:

(a) in favor of approval of the Transactions, as set forth in the Combination Agreement and the other Transaction Documents (including the Coors Charter Amendment and Coors Share Issuance);

(b) against any action or agreement that is or would be reasonably likely to result in any conditions to Coors's obligations under the Combination Agreement not being fulfilled or would result in or would reasonably be likely to result in a breach of any representation, warranty, covenant or agreement of Coors under the Combination Agreement;

(c) against any Acquisition Proposal;

(d) against any amendments to the certificate of incorporation or by-laws of Coors other than those expressly contemplated in the Combination Agreement; and

(e) against any other action or agreement that is intended, or would reasonably be expected, to impede, interfere with, delay or postpone the Transactions, as contemplated by the Combination Agreement, including, without limitation, the Coors Charter Amendment and the Coors Share Issuance.

4.2 *Other Voting*. Each Stockholder shall vote on all issues other than those specified in this Section 4 that may come before a meeting of the stockholders of Coors in its sole discretion, provided that such vote does not contravene the provisions of this Section 4.

SECTION 5. *Representations and Warranties of Molson*. Molson hereby represents and warrants to the Stockholders as follows:

5.1 *Organization*. Molson is a corporation duly organized and validly existing under the laws of Canada.

5.2 *Authority Relative to this Agreement*. Molson has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Molson and the consummation by Molson of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Molson. This Agreement has been duly and validly executed and delivered by Molson and, assuming the due authorization, execution and delivery by the Stockholders, constitutes a legal, valid and binding obligation of Molson, enforceable against Molson in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally, and (ii) subject to general principles of equity.

5.3 *No Conflict*. The execution and delivery of this Agreement by Molson does not, and the performance of this Agreement by Molson will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person by Molson, except for filings with the Canadian Securities Regulatory Authorities or the SEC of such reports under the Securities Laws as may be required in connection with this Agreement and the Transactions; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the certificate of incorporation or by-laws of Molson or any other material agreement to which such Molson is a party; or (c) conflict with or violate any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Molson or to Molson's property or assets.

SECTION 6. *Further Assurances.* Each party shall, at the reasonable request of the other party from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as such other party may request for the purpose of effectuating the matters covered by this Agreement.

SECTION 7. *Stop Transfer Order.* In furtherance of this Agreement and with respect to the Class A Shares, concurrently herewith each Stockholder shall and hereby does acknowledge and agree that Coors's Transfer Agent will be notified that there is a stop transfer order with respect to all Class A Shares (and that this Agreement places limits on the voting and transfer of the Class A Shares). Each Stockholder further agrees to cause Coors not to register the transfer of any certificate representing any of the Shares unless such transfer is made in accordance with the terms of this Agreement.

SECTION 8. *Certain Events.* Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding on any Person to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of Coors affecting Common Stock or other voting securities of Coors, the number of Shares shall be deemed adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Common Stock or other voting securities issued to or acquired by a Stockholder.

SECTION 9. *No Termination or Closure of Trusts.* Unless, in connection herewith, the Shares held by any trust which are presently subject to the terms of this Agreement are transferred upon termination to one or more Stockholders and remain subject in all respects to the terms of this Agreement, the Stockholders who are trustees shall not take any action to terminate, close or liquidate any such trust and shall take all steps necessary to maintain the existence thereof at least until the first to occur of (i) the Effective Time and (ii) the termination of the Combination Agreement in accordance with its terms.

SECTION 10. *Termination.* This Agreement shall automatically terminate and no party shall have any rights or obligations hereunder upon the first to occur of (a) the Effective Time and (b) the termination of the Combination Agreement in accordance with its terms; *provided* that the provisions of Section 11 hereof shall survive any such termination.

SECTION 11. *Miscellaneous.*

11.1 *Expenses.* All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

11.2 *Specific Performance*. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in

equity. In addition and notwithstanding any prior agreement of the parties to the contrary, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any court of the United States located in the State of Delaware or of the Court of Chancery of the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than a court of the United States located in the State of Delaware or the Court of Chancery of the State of Delaware.

11.3 *Entire Agreement.* This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among such parties with respect to the subject matter hereof.

11.4 *Assignment.* Without the prior written consent of Molson, no Stockholder may assign any rights or delegate any obligations under this Agreement. Any such purported assignment or delegation made without prior consent of Molson shall be null and void.

11.5 *Parties in Interest.* This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

11.6 *Amendment.* This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

11.7 *Severability.* If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

11.8 *Several Obligations.* The representations, warranties, covenants and agreements of a Stockholder shall be several and not joint with respect to other Stockholders. Without limiting the generality of the foregoing, under no circumstances shall any Stockholder have any liability or obligation with respect to any misrepresentation or breach of any covenant, duty or obligation of any other Stockholder.

11.9 *Notices.* All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by facsimile, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be

designated in writing by the party to receive such notice (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.9):

if to Molson:

Molson Inc.
1555 Notre Dame Street East
4th Floor
Montreal, Quebec H2L 2R5
Attention: Marie Giguére
Telecopy No.: (514) 590-6332

with copies to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention: Howard Chatzinoff, Esq.
Jeffrey Nadler, Esq.
Telecopy No.: (212) 310-8007

and

McCarthy Tétrault LLP
Le Windsor
1170 Peel Street
Montreal, Quebec H3B 4S8
Attention: Garth M. Girvan, Esq.
Telecopy No.: (416) 868-0673

if to the Stockholders, at their respective addresses set forth on Schedule A hereto, with a copy to:

Davis Graham & Stubbs LLP
1550 17th St., Suite 500
Denver, CO 80202
Attention: Jennings J. Newcom, Esq.
Telecopy No.: (303) 892-7400

if to the Molson Shareholder, at its addresses set forth on Schedule B hereto, with a copy to:

Davies Ward Phillips & Vineberg LLP
1501 McGill College Avenue
Montreal, Quebec H3A 3N9
Attention: Me Sylvain Cossette
Me Neil Kravitz
Telecopy No.: (514) 841-6499

11.10 *Stockholder Capacity.* No person executing this Agreement who is, or becomes during the term of this Agreement, a director or officer of Coors makes (or shall be deemed to have made) any agreement or understanding in this Agreement, including, without limitation, Sections 3.3 and 3.4, in his or her capacity as such director or officer. Without limiting the generality of the foregoing, each Stockholder signs this Agreement solely in his or her capacity as the beneficial owner of such Stockholder's Shares and nothing in this Agreement, including, without limitation, Sections 3.3 and 3.4, shall prevent or in any way limit such Stockholder from taking any action in

his or her capacity as a director or officer of Coors. Notwithstanding the foregoing, nothing in this Section 11.10 shall prevent any Stockholder from performing his, her or its obligations under Sections 4.1 or 4.2.

11.11 *Governing Law*. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

11.12 *Headings*. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

11.13 *Counterparts*. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Rest of page intentionally blank.]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered as of the date first written above.

MOLSON INC.

By: /s/ ERIC H. MOLSON

Name: Eric H. Molson
Title: Chairman of the Board

STOCKHOLDERS:

ADOLPH COORS, JR. TRUST DATED SEPTEMBER 12, 1969

By: /s/ PETER H. COORS

Name: Peter H. Coors
Title: Trustee

KEYSTONE FINANCING LLC

By: /s/ WILLIAM K. COORS

Name: William K. Coors
Title: Manager

By: /s/ JEFFREY H. COORS

Name: Jeffrey H. Coors
Title: Manager

/s/ PETER H. COORS

Peter H. Coors

MOLSON SHAREHOLDER:

PENTLAND SECURITIES (1981) INC.

By: /s/ ERIC H. MOLSON

Name: Eric H. Molson
Title: Senior Officer

SCHEDULE A
TO
ANNEX L

Name and Address of Stockholder	Number of Shares Owned
Adolph Coors, Jr. Trust dated September 12, 1969 Mail Stop VR900, P.O. Box 4030 Golden, CO 80401 Telecopy No.: (303) 277-3497	1,260,000 shares of Class A Common Stock 1,470,000 shares of Class B Common Stock
Keystone Financing LLC Mail Stop VR900, P.O. Box 4030 Golden, CO 80401 Telecopy No.: (303) 277-3497	9,252,994 shares of Class B Common Stock
Peter H. Coors Mail Stop VR900, P.O. Box 4030 Golden, CO 80401 Telecopy No.: (303) 277-3497	138,380 shares of Class B Common Stock

SCHEDULE B
TO
ANNEX L

Address of Molson Shareholder
Pentland Securities (1981) Inc.
c/o 1555 Notre Dame Street East
Montreal, Quebec H2L 2R5
Attention: Eric Molson
Telecopy No.: (514) 598-6866

[LETTERHEAD OF CITIGROUP GLOBAL MARKETS INC.]

November 11, 2004

The Board of Directors
Molson Inc.
1555 Notre-Dame Street East
Montreal Quebec H2L 2R5

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Molson Common Shares (as defined below) of the Exchange Ratio (as defined below) to be provided for in the Combination Agreement, dated as of July 21, 2004 and to be amended as of November 11, 2004 (such agreement, as amended, the "Agreement"), among Adolph Coors Company ("Coors"), Coors Canada, Inc., a wholly owned Canadian subsidiary of Coors ("Exchangeco"), and Molson Inc. ("Molson"). As more fully described in the Agreement and certain related documents (collectively, the "Transaction Documents"), Molson and Coors will enter into a business combination by way of an arrangement pursuant to which Exchangeco will acquire all of the outstanding share capital of Molson (the "Transaction") in exchange for, at the election of the holders thereof and subject to certain limitations and procedures (as to which we express no opinion) set forth in the Transaction Documents, preference shares or exchangeable shares, or a combination thereof, in the share capital of Exchangeco ("Exchangeco Shares"). Pursuant to the terms and conditions of the Transaction Documents, (i) each outstanding Class A share in the share capital of Molson (such shares, "Molson Class A Non-Voting Shares") will be exchanged for Exchangeco Shares that either will be exchanged upon satisfaction of certain conditions specified in the Transaction Documents, or will be exchangeable at the election of the holder thereof, for 0.360 (the "Exchange Ratio") of a share of Class B Common Stock, par value $0.01 per share, of Coors ("Coors Class B Common Stock"), and (ii) each outstanding Class B share in the share capital of Molson (such shares, "Molson Class B Common Shares" and, together with Molson Class A Non-Voting Shares, "Molson Common Shares") will be exchanged for Exchangeco Shares that either will be exchanged promptly thereafter upon satisfaction of certain conditions specified in the Transaction Documents, or will be exchangeable at the election of the holder thereof, for that number of shares of Coors Common Stock (as defined below), consisting of 0.126 of a share of Class A Common Stock, par value $0.01 per share, of Coors ("Coors Class A Common Stock" and, together with Coors Class B Common Stock, "Coors Common Stock") and 0.234 of a share of Coors Class B Common Stock, equal to the Exchange Ratio. Representatives of Molson have advised us that, as contemplated by the proposed amendment to the Agreement (the "Amendment"), Molson will pay a special dividend of Cdn$3.26 per share to holders of Molson Common Shares (other than Pentland Securities (1981) Inc.) prior to consummation of the Transaction (the "Dividend Payment").

In arriving at our opinion, we reviewed the Agreement (including a draft dated November 11, 2004 of the Amendment) and certain related documents and held discussions with certain senior officers, directors and other representatives and advisors of Molson and certain senior officers and other representatives and advisors of Coors concerning the businesses, operations and prospects of Molson and Coors. We examined certain publicly available business and financial information relating to Molson and Coors as well as certain financial forecasts and other information and data relating to Molson and Coors which were provided to or otherwise discussed with us by the managements of Molson and Coors, including information relating to the potential strategic implications and operational benefits anticipated by the managements of Molson and Coors to result from the Transaction. We reviewed the financial terms of the Transaction as set forth in the Transaction Documents in relation to, among other things: current and historical market prices of Molson Common Shares and Coors Class B Common Stock; historical and projected earnings and other operating data of Molson and

Coors; and the capitalization and financial condition of Molson and Coors. We considered, to the extent publicly available, the financial terms of certain other transactions effected or announced which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Molson and Coors. We also evaluated certain pro forma financial effects of the Transaction on Molson and Coors. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. As you are aware, we have evaluated the Exchange Ratio without giving effect to any premium or discount that may be attributable to any class of Molson Common Shares, Exchangeco Shares or Coors Common Stock by reason of any control, liquidity or voting, or other rights or aspects relating thereto.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of Molson and Coors that no relevant information has been omitted or remains undisclosed to us. With respect to financial forecasts and other information and data relating to Molson and Coors provided to or otherwise reviewed by or discussed with us, we have been advised by the respective managements of Molson and Coors that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Molson and Coors as to the future financial performance of Molson and Coors and the potential strategic implications and operational benefits resulting from the Transaction, and have assumed, with your consent, that the financial results (including such potential strategic implications and operational benefits) reflected in such forecasts and other information and data will be realized in the amounts and at the times projected. We have assumed, with your consent, that the Transaction (including, to the extent relevant to our analyses, the Dividend Payment) will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Molson or Coors or the contemplated benefits of the Transaction. We also have assumed, with your consent, that Molson, Coors and Exchangeco will not incur any Canadian or U.S. federal income tax liabilities as a result of the Transaction. Representatives of Molson have advised us, and we further have assumed, that the final terms of the Amendment will not vary materially from those set forth in the draft reviewed by us. Our opinion relates to the relative values of Molson and Coors. We are not expressing any opinion as to what the value of Coors Common Stock or Exchangeco Shares actually will be when issued or the prices at which Coors Common Stock or Exchangeco Shares will trade or otherwise be transferable at any time, nor are we expressing any opinion as to the relative fairness of the Exchange Ratio between the holders of Molson Class A Non-Voting Shares and the holders of Molson Class B Common Shares. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Molson or Coors nor have we made any physical inspection of the properties or assets of Molson or Coors. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of Molson, and our opinion does not address the relative merits of the Transaction as compared to any alternative business strategies that might exist for Molson or the effect of any other transaction in which Molson might engage. Our opinion also does not address any aspect or implication of any agreement or waiver to be entered into by any shareholder of Molson or Coors or their respective affiliates in connection with the Transaction. Our opinion is

necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to Molson in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, one of our affiliates in the commercial lending business is a lender under Molson's existing $625.0 million credit facility. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Molson and Coors for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Molson, Coors and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Molson in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any securityholder as to the Exchangeco Shares such securityholder should elect to receive or how such securityholder should vote or act on any other matters relating to the proposed Transaction.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Molson Common Shares.

Very truly yours,

/s/ Citigroup Global Markets Inc.

CITIGROUP GLOBAL MARKETS INC.

Annex N



Investment & Corporate Banking
Suite 3200, Tour McGill College
1501 McGill College Ave.
Montreal, Quebec H3A 3M8
(514) 286-7200

November 11, 2004

The Board of Directors
Molson Inc.
1555, rue Notre-Dame Est, 4e étage
Montréal, Quebec
H2L 2R5

To the Board of Directors of Molson Inc.:

We understand that Molson Inc. ("Molson") and Adolph Coors Company ("Coors") have entered into a definitive agreement to combine in a merger of equals (the "Merger"). We further understand that the Merger is to be implemented by way of a plan of arrangement (the "Arrangement") as described in the combination agreement between Molson and Coors dated July 21, 2004 and a proposed amendment thereto (the "Combination Agreement").

Pursuant to the Arrangement, each Class "A" non-voting share of Molson will be exchanged at the option of the holder into 0.360 (the "Exchange Ratio") of a Class B Exchangeable Share or 0.360 of a share of Class B Common Stock of the combined entity ("Molson Coors"). The Class B Exchangeable Shares will be listed on the TSX, will receive dividends on the same basis as the Class B Common Stock of Molson Coors, and will be exchangeable into Class B Common Stock of Molson Coors at the option of the holder at any time on a one-for-one basis. The Class B Common Stock of Molson Coors will be listed on both the NYSE and the TSX and will receive dividends.

Each Class "B" common share of Molson will be exchanged at the option of the holder into 0.126 of a Class A Exchangeable Share or 0.126 of a share of Class A Common Stock of Molson Coors and 0.234 of a Class B Exchangeable Share or 0.234 of a share of Class B Common Stock of Molson Coors, for a combined consideration equal to the Exchange Ratio. As a result Mr. E.H. Molson will hold 1,262,268 Class A Exchangeable Shares, the Adolph Coors, Jr. Trust will hold 1,260,000 shares of Class A Common Stock of Molson Coors and the former holders of Class B common shares of Molson will hold 1,255,971 Class A Exchangeable Shares or shares of Class A Common Stock of Molson Coors, in addition to any Class B Exchangeable Shares or shares of Class B Common Stock of Molson Coors that they may own. The Class A Exchangeable Shares will be listed on the TSX and will have the right to one vote per Class A Exchangeable Share for the election of directors of Molson Coors, will receive dividends on the same basis as the Class A Common Stock of Molson Coors, and will be exchangeable into a share of Class A Common Stock of Molson Coors at the option of the holder at any time on a one-for-one basis. The Class A Common Stock of Molson Coors will be listed on both the NYSE and the TSX and will have the right to vote for the election of directors of Molson Coors and the right to receive dividends.

Furthermore, Molson and Coors have agreed to include a special dividend to Molson shareholders as part of the Merger (the "Special Dividend"). We have been advised that Pentland Securities (1981) Inc., a company owned by Mr. E.H Molson and Mr. S.T Molson and controlled by Mr. E.H Molson, has agreed to forego any participation in the Special Dividend. As a result, both Molson Class "A" non-voting and Class "B" common shareholders of record as of a date immediately prior to the closing of the Merger, excluding Pentland, will receive C$3.26 per share, or a total of approximately C$381 million, payable by Molson in connection with the Arrangement. We have been further advised

that had Pentland not waived its entitlement to the special dividend, a special dividend of C$3.00 per share would have been declared instead of C$3.26 per share.

We understand that all material terms of the Merger will be described in the circular that will be mailed to shareholders of Molson in connection with the special meeting to be called to consider the Arrangement (the "Proxy Circular").

Molson has retained BMO Nesbitt Burns Inc. ("BMO Nesbitt Burns") to provide our opinion to the Board of Directors of Molson (the "Board") as to the fairness, from a financial point of view, of the Exchange Ratio to the shareholders of Molson. An opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the shareholders of Molson was delivered by BMO Nesbitt Burns to the Board on July 21, 2004. In light of the special dividend to Molson shareholders, we have been requested to provide an updated opinion as to the fairness, from a financial point of view, of the Exchange Ratio to shareholders of Molson (the "Opinion"). The Opinion herein is rendered as of the date hereof, replaces and supersedes the opinion dated July 21, 2004, and is for the use of the Board in its consideration of the Merger. The Opinion cannot be made public, in whole or in part, without our prior written consent, except in connection with materials sent to shareholders pursuant to the Merger, including, for greater clarification, the Proxy Circular.

The Opinion is not, and should not be construed as, a valuation of Molson, Coors, or any of the respective assets or securities of Molson or Coors, or a recommendation to any shareholder of Molson as to whether to vote in favour of the Arrangement. Furthermore, the Opinion is not, and should not be construed as, advice as to the price at which shares of Molson or Coors (before or after completion of the Merger) may trade at any future date. The Opinion relates to the relative values of Molson and Coors, however, we do not express any opinion as to the relative fairness of the Exchange Ratio between the holders of Molson Class "A" non-voting shares and the holders of Molson Class "B" common shares.

BMO Nesbitt Burns was not requested to, and it did not, solicit any third party indications of interest in the possible acquisition of all or part of Molson. The Opinion does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for Molson or the effect of any other transaction in which Molson might engage.

Relationship with Interested Parties

Neither BMO Nesbitt Burns nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario)) of Molson, Coors, or any of their respective associates or affiliates.

An affiliate of BMO Nesbitt Burns is the lead lender of long standing to Molson and may provide incremental credit support to Molson in connection with the Arrangement.

BMO Nesbitt Burns acts as a trader and dealer, both as principal and agent, in all major North American financial markets and, as such, has had and may have positions in the securities of Molson and Coors and, from time to time, has executed or may execute transactions on behalf of Molson and Coors for which it receives compensation. In addition, as an investment dealer, BMO Nesbitt Burns conducts research on securities and may, in the ordinary course of its business, provide or be expected to provide investment advice to its clients on issuers and investment matters, including Molson and Coors and their securities.

BMO Nesbitt Burns is to be paid a fee upon delivery of the Opinion to the Board. BMO Nesbitt Burns is also entitled to other fees in connection with the Merger, some of which are subject to the successful completion of the Merger.

Credentials of BMO Nesbitt Burns

BMO Nesbitt Burns is one of Canada's largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. The Opinion is the opinion of BMO Nesbitt Burns, and the form and content of the Opinion have been approved for release by a committee of its directors and officers, each of whom is experienced in merger and acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

i) the audited annual financial statements and the interim financial statements, annual reports, quarterly reports and annual information forms for each of the three consecutive fiscal years ended December 28, 2003 in the case of Coors and March 31, 2004 in the case of Molson;

ii) interim reports for the periods ended June 30 and September 30, 2004 for Molson and March 28, June 27 and September 26 for Coors;

iii) public information relating to the business, operations, financial performance and stock trading history of Molson and Coors;

iv) the Combination Agreement, which outlines, among other things, the terms, conditions and mechanics of the Merger;

v) portions of a preliminary Proxy Circular filed with the Securities and Exchange Commission (SEC) on September 19, 2004 and a more recent draft Proxy Circular dated November 9, 2004;

vi) recent discussions with management of Molson and Coors regarding analysis of past, and expectations of future, performance, business operations and financial condition of Molson and Coors;

vii) recent discussions with management of Molson and Coors regarding the strategic rationale for, and the potential benefits and the pro forma financial impact of, the Merger;

viii) current financial models provided by the management of each of Molson and Coors;

ix) recent discussions with the management of Molson and Coors with respect to the underlying assumptions of the financial models provided to us by each of Molson and Coors;

x) information with respect to other transactions of a comparable nature that we considered relevant;

xi) information with respect to the trading value of public companies that we considered relevant;

xii) a letter of representation (the "Certificate") as to certain factual matters, addressed to us and dated the date hereof, provided by senior officers of Molson; and

xiii) such other information, investigations and analyses as we considered appropriate in the circumstances.

BMO Nesbitt Burns has not, to its knowledge, been denied access by Molson or Coors to any information relating to Molson, Coors or the Merger in the course of the preparation of the Opinion.

Assumptions and Limitations

We have relied upon, and have assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations ("Information") obtained by us from public sources or provided to us by Molson and Coors and their respective affiliates or advisors or otherwise pursuant to our engagement. We also have assumed the accuracy of all representations and warranties provided by Molson and Coors in the Combination Agreement and that the Merger can be completed on the basis provided in the Combination Agreement and described in the Proxy Circular. The Opinion is conditional upon such completeness, accuracy and fair representation and there being no "misrepresentation" (as defined in the *Securities Act*(Ontario)) in any Information. In this context, we have assumed that there is no Information relating to the business, operations, capital or prospects of any of Molson or Coors that is or could reasonably be expected to be material to the Opinion that has not been publicly disclosed by Molson or Coors. Subject to the exercise of professional judgment, we have not attempted to verify independently the accuracy, completeness or fair representation of any such Information. Senior officers of Molson have represented to us in the Certificate, among other things, that the Information provided to us by or on behalf of Molson was complete and correct at the date the Information was provided to us and that since the date of the Information, there has been no undisclosed change or occurrence that renders, or could reasonably be expected to render any of that Information untrue or misleading in any material respect.

The Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise of Molson and Coors as was reflected in the Information. In our analyses and in connection with the preparation of the Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Merger.

For the purposes of the Fairness Opinion, BMO Nesbitt Burns considered each of the Class "A" non-voting shares and the Class "B" voting shares to have equal financial value. BMO Nesbitt Burns understands that the major difference between these classes of shares is that holders of the Class "A" non-voting shares, while being entitled to elect annually three members of the Board, do not otherwise have the right to vote at meetings of shareholders. BMO Nesbitt Burns further understands that Class "B" voting shares shall be entitled at any time and from time to time to be converted into Class "A" non-voting shares on a one-for-one basis. In the event that a takeover bid is made to purchase Class "B" voting shares, and such takeover bid is not extended to the holders of Class "A" non-voting shares, Class "A" non-voting shares are convertible on a one-for-one basis into Class "B" voting shares.

Conclusion

Based upon and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio is fair, from a financial point of view, to the holders of Molson Class "A" non-voting and Class "B" voting shares.

Yours truly,

BMO Nesbitt Burns Inc.

Annex O

Merrill Lynch, Pierce, Fenner & Smith
Incorporated

4 World Financial Center
North Tower
250 Vesey Street
New York, NY 10080


Merrill Lynch

November 10, 2004

Independent Committee of the Board of Directors
Molson Inc.
1555 Notre-Dame Street East
Montreal, Quebec
H2L 2R5

Board of Directors
Molson Inc.
1555 Notre-Dame Street East
Montreal, Quebec
H2L 2R5

Attention: Mr. H. Sanford Riley
Chairman of the Independent Committee of the Board of Directors

Members of the Independent Committee of the Board and the Board of Directors:

Molson Inc. (the "Company") and Adolph Coors Company ("ACC") propose to enter into Amendment No. 1 to the Combination Agreement dated as of July 21, 2004 (the "Agreement") pursuant to which the Company will enter into a merger-of-equals transaction (the "Merger") with ACC and Coors Canada, Inc., an indirect Canadian subsidiary of ACC, via a plan of arrangement (the "Arrangement") to form a newly formed entity ("Newco"). Pursuant to the Arrangement, the Company's Class B Voting Shares (the "Company Voting Shares") will be converted, on a pro rata basis, into a right to receive a combination of Class A Voting Shares of ACC (the "ACC Voting Shares") and Class B Non-Voting Shares of ACC (the "ACC Non-Voting Shares" and, together with the ACC Voting Shares, the "ACC Common Shares"). In addition, the Company's Class A Non-Voting Shares (the "Company Non-Voting Shares" and, together with the Company Voting Shares, the "Company Common Shares") will be converted into a right to receive ACC Non-Voting Shares. Pursuant to the Merger, the proposed exchange ratio (the "Exchange Ratio") for each Company Common Share will be 0.360 ACC Common Shares or, at the election of Canadian holders of the Company Common Shares, exchangeable shares of ACC, subject to the conversion of certain Company Voting Shares into ACC Non-Voting Shares via the Arrangement. The Company will pay a special dividend of C$3.26 per share to all holders of the Company Common Shares (other than Pentland Securities (1981), Inc. and its subsidiaries) of record as of the last trading day immediately prior to the date of closing of the Merger. Pentland Securities (1981), Inc. and its subsidiaries have waived any entitlement to the special dividend.

You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to the holders of the Company Common Shares, other than Pentland Securities (1981), Inc. and Eric H. Molson.

In arriving at the opinion set forth below, we have, among other things:

1. Reviewed certain publicly available business and financial information relating to the Company and ACC that we deemed to be relevant;

2. Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and ACC, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the "Expected Synergies") furnished to us by the Company and ACC;

3. Conducted discussions with members of senior management and representatives of the Company and ACC concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects both before and after giving effect to the Merger and the Expected Synergies;

4. Reviewed the market prices and valuation multiples for the Company Common Shares and ACC Common Shares and compared such prices and multiples with those of certain publicly traded companies that we deemed to be relevant;

5. Reviewed the results of operations of the Company and ACC and compared them with those of certain publicly traded companies that we deemed to be relevant;

6. Compared the proposed terms of the Merger with the terms of certain other transactions that we deemed to be relevant;

7. Participated in certain due diligence discussions among representatives of the Company and ACC and their financial and legal advisors;

8. Reviewed the potential pro forma impact of the Merger;

9. Reviewed the Agreement and a draft of Amendment No. 1 to the Agreement dated November 9, 2004; and

10. Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or ACC or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company or ACC under any state, provincial or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or ACC or their respective subsidiaries. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with us by the Company or ACC, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's and/or ACC's management as to the expected future financial performance of the Company and/or ACC, as the case may be, and the Expected Synergies. We have further assumed that the Merger will be accounted for as a purchase under United States generally accepted accounting principles, that ACC is deemed to be the acquiring entity for accounting purposes, and that the Merger will be a taxable acquisition of the assets of the Company for United States federal income tax purposes. We have also assumed that the final form of Amendment No. 1 to the Agreement will be substantially similar to the last draft reviewed by us.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for, or in connection with, the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger, including the Expected Synergies.

In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of the Company.

We are acting as financial advisor to the Independent Committee of the Board of Directors of the Company in connection with the Merger and will receive a fee from the Company for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company and ACC and/or their respective affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Common Shares and other securities of the Company, as well as the ACC Common Shares and other securities of ACC, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of both the Independent Committee of the Board and the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Common Shares. In addition, our opinion does not address the tax consequences of the Merger to the holders of the Company Common Shares.

We are not expressing any opinion herein as to the prices at which the Company Common Shares or the ACC Common Shares will trade following the announcement or consummation of the Merger.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the holders of the Company Common Shares, other than Pentland Securities (1981), Inc. and Eric H. Molson.

Very truly yours,

/s/ MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

Deutsche Bank

July 21, 2004

Board of Directors
Adolph Coors Company
311 Tenth Street
Golden, CO 80401

Ladies and Gentlemen:

Deutsche Bank Securities Inc. ("Deutsche Bank") has acted as financial advisor to Adolph Coors Company ("Coors") in connection with the proposed combination of Coors and Molson Inc. ("Molson") pursuant to the Combination Agreement, dated as of July 21, 2004, among Coors, Coors Canada, Inc., a subsidiary of Coors ("ExchangeCo"), and Molson (the "Transaction Agreement"), which provides, among other things, for the exchange of Molson's common shares for common stock of Coors and/or exchangeable shares of ExchangeCo (and certain ancillary rights) (the "Transaction"), as a result of which Molson will become a wholly owned subsidiary of Coors. As set forth more fully in the Transaction Agreement and the Plan of Arrangement attached as Exhibit B thereto (the "Plan of Arrangement"), as a result of the Transaction, (a) each Molson Class"A" non-voting share, no par value ("Molson Class A Non-Voting Shares"), other than dissenting shares and shares owned by Coors or its affiliates, will be converted into the right to receive 0.360 shares (the "Exchange Ratio") of Coors Class B common stock, par value of $0.01 (non-voting) ("Coors Class B Non-Voting Common Stock"), or Class B exchangeable shares, no par value, of ExchangeCo ("Class B Exchangeable Shares"), and (b) each Molson Class "B" voting share, no par value ("Molson Class B Voting Shares"), other than dissenting shares and shares owned by Coors or its affiliates, will be converted into the right to receive the Exchange Ratio in a combination of (i) Coors Class A common stock, par value of $0.01 (voting) ("Coors Class A Voting Common Stock"), or Class A exchangeable shares, no par value, of ExchangeCo ("Class A Exchangeable Shares") and (ii) Coors Class B Non-Voting Common Stock or Class B Exchangeable Shares. The terms and conditions of the Transaction are more fully set forth in the Transaction Agreement and the Plan of Arrangement.

You have requested Deutsche Bank's opinion, as investment bankers, as to the fairness, from a financial point of view, of the Exchange Ratio to (i) holders of the Coors Class A Voting Common Stock and (ii) holders of the Coors Class B Non-Voting Common Stock.

In connection with Deutsche Bank's role as financial advisor to Coors, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning Molson and Coors and certain internal analyses and other information furnished to it by Molson and Coors. Deutsche Bank has also held discussions with members of the senior managements of Molson and Coors regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for Molson Class A Non-Voting Shares, Molson Class B Voting Shares and Coors Class B Non-Voting Common Stock, (ii) compared certain financial and stock market information for Molson and Coors with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable to the Transaction in whole or in part, (iv) reviewed the terms of the Combination Agreement, the Plan of Arrangement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning Molson or Coors, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of Molson or Coors. With respect to the financial forecasts and projections, including the analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies expected by Coors and Molson to be achieved as a result of the Transaction (collectively, the "Synergies"), made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Molson or Coors, as the case may be, as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections, including the Synergies, or the assumptions on which they are based. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

For purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of Coors, ExchangeCo and Molson contained in the Transaction Agreement are true and correct, Coors, ExchangeCo and Molson will each perform all of the covenants and agreements to be performed by it under the Transaction Agreements and all conditions to the obligations of each of Coors, ExchangeCo and Molson to consummate the Transaction will be satisfied without any waiver thereof. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Coors or Molson is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Coors or Molson or materially reduce the contemplated benefits of the Transaction to Coors. In addition, you have informed Deutsche Bank, and accordingly for purposes of rendering its opinion Deutsche Bank has assumed, that the Transaction will be not result in a tax realization event for Coors or its stockholders.

This opinion is addressed to, and for the use and benefit of, the Board of Directors of Coors and is not a recommendation to the stockholders of Coors to approve the Transaction. This opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to (i) holders of the Coors Class A Voting Common Stock and (ii) holders of the Coors Class B Non-Voting Common Stock, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by Coors to engage in the Transaction. This opinion does not in any manner address the prices at which any securities of Coors will trade after the announcement or consummation of the Transaction. In connection with the preparation of this opinion, we have not been authorized by Coors or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of Coors or any other extraordinary transaction involving Coors.

Deutsche Bank will be paid a fee for its services as financial advisor to Coors in connection with the Transaction, a substantial portion of which is contingent upon consummation of the Transaction. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Coors and Molson or their affiliates for which it has received compensation, including (1) Coors' February 2002 US$1.1 billion unsecured credit facility for which a member of the DB Group acted as joint lead arranger and joint book runner,

(2) Coors' April 2002 US$850 million 6⅜% senior notes offering for which a member of the DB Group acted as joint lead manager, and (3) Coors' June 2003 US$500 million commercial paper program for which a member of the DB Group acted as co-dealer. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Coors and Molson for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing, it is Deutsche Bank's opinion as investment bankers that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to (i) holders of the Coors Class A Voting Common Stock and (ii) holders of the Coors Class B Non-Voting Common Stock.

Very truly yours,

Deutsche Bank Securities Inc.

DEUTSCHE BANK SECURITIES INC.

Annex Q

Deutsche Bank

November 4, 2004

Board of Directors
Adolph Coors Company
311 Tenth Street
Golden, CO 80401

Ladies and Gentlemen:

Deutsche Bank Securities Inc. ("Deutsche Bank") has acted as financial advisor to Adolph Coors Company ("Coors") in connection with the proposed combination of Coors and Molson Inc. ("Molson") pursuant to the Combination Agreement, dated as of July 21, 2004, among Coors, Coors Canada, Inc., a subsidiary of Coors ("ExchangeCo"), and Molson (the "Transaction Agreement"), which provides, among other things, for the exchange of Molson's common shares for common stock of Coors and/or exchangeable shares of ExchangeCo (and certain ancillary rights) (the "Transaction"), as a result of which Molson will become a wholly owned subsidiary of Coors. As set forth more fully in the Transaction Agreement and the Plan of Arrangement attached as Exhibit B thereto (the "Plan of Arrangement"), as a result of the Transaction, (a) each Molson Class"A" non-voting share, no par value ("Molson Class A Non-Voting Shares"), other than dissenting shares and shares owned by Coors or its affiliates, will be converted into the right to receive 0.360 shares (the "Exchange Ratio") of Coors Class B common stock, par value of $0.01 (non-voting) ("Coors Class B Non-Voting Common Stock"), or Class B exchangeable shares, no par value, of ExchangeCo ("Class B Exchangeable Shares"), and (b) each Molson Class "B" voting share, no par value ("Molson Class B Voting Shares"), other than dissenting shares and shares owned by Coors or its affiliates, will be converted into the right to receive the Exchange Ratio in a combination of (i) Coors Class A common stock, par value of $0.01 (voting) ("Coors Class A Voting Common Stock"), or Class A exchangeable shares, no par value, of ExchangeCo ("Class A Exchangeable Shares") and (ii) Coors Class B Non-Voting Common Stock or Class B Exchangeable Shares. The terms and conditions of the Transaction are more fully set forth in the Transaction Agreement and the Plan of Arrangement.

You have requested Deutsche Bank's opinion, as investment bankers, as to the fairness, from a financial point of view, of the Exchange Ratio to (i) holders of the Coors Class A Voting Common Stock and (ii) holders of the Coors Class B Non-Voting Common Stock.

In connection with Deutsche Bank's role as financial advisor to Coors, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning Molson and Coors and certain internal analyses and other information furnished to it by Molson and Coors. Deutsche Bank has also held discussions with members of the senior managements of Molson and Coors regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for Molson Class A Non-Voting Shares, Molson Class B Voting Shares and Coors Class B Non-Voting Common Stock, (ii) compared certain financial and stock market information for Molson and Coors with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable to the Transaction in whole or in part, (iv) reviewed the terms of the Combination Agreement, the Plan of Arrangement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning Molson or Coors, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of Molson or Coors. With respect to the financial forecasts and projections, including the analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies expected by Coors and Molson to be achieved as a result of the Transaction (collectively, the "Synergies"), made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Molson or Coors, as the case may be, as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections, including the Synergies, or the assumptions on which they are based. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

For purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of Coors, ExchangeCo and Molson contained in the Transaction Agreement and the Plan of Arrangement are true and correct, Coors, ExchangeCo and Molson will each perform all of the covenants and agreements to be performed by it under the Transaction Agreement and the Plan of Arrangement and all conditions to the obligations of each of Coors, ExchangeCo and Molson to consummate the Transaction will be satisfied without any waiver thereof. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Coors or Molson is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Coors or Molson or materially reduce the contemplated benefits of the Transaction to Coors. In addition, you have informed Deutsche Bank, and accordingly for purposes of rendering its opinion Deutsche Bank has assumed, that the Transaction will be not result in a tax realization event for Coors or its stockholders. You have also informed Deutsche Bank, and accordingly for purposes of rendering its opinion Deutsche Bank has assumed, that, prior to the consummation of the Transaction, Molson will pay a special dividend of C$3.00 per share of Molson Class A Non-Voting Shares and Molson Class B Voting Shares to each holder of such shares.

This opinion is addressed to, and for the use and benefit of, the Board of Directors of Coors and is not a recommendation to the stockholders of Coors to approve the Transaction. This opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to (i) holders of the Coors Class A Voting Common Stock and (ii) holders of the Coors Class B Non-Voting Common Stock, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by Coors to engage in the Transaction. This opinion does not in any manner address the prices at which any securities of Coors will trade after the announcement or consummation of the Transaction. In connection with the preparation of this opinion, we have not been authorized by Coors or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of Coors or any other extraordinary transaction involving Coors.

Deutsche Bank will be paid a fee for its services as financial advisor to Coors in connection with the Transaction, a substantial portion of which is contingent upon consummation of the Transaction. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more

members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Coors and Molson or their affiliates for which it has received compensation, including (1) Coors' February 2002 US$1.1 billion unsecured credit facility for which a member of the DB Group acted as joint lead arranger and joint book runner, (2) Coors' April 2002 US$850 million 6⅜% senior notes offering for which a member of the DB Group acted as joint lead manager, and (3) Coors' June 2003 US$500 million commercial paper program for which a member of the DB Group acted as co-dealer. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Coors and Molson for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing, it is Deutsche Bank's opinion as investment bankers that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to (i) holders of the Coors Class A Voting Common Stock and (ii) holders of the Coors Class B Non-Voting Common Stock.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

Molson Financial Statements

Report of Independent Auditors

To the Directors of Molson Inc.

We have audited the accompanying consolidated balance sheets of Molson Inc. as at March 31, 2004 and 2003, and the related consolidated statements of earnings, retained earnings and cash flows for each of the years in the three years ended March 31, 2004. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at March 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three years ended March 31, 2004 in accordance with Canadian generally accepted accounting principles.

[Signed] PricewaterhouseCoopers LLP

Chartered Accountants

Montreal, Canada
May 5, 2004, except as to note 25,
which is at July 21, 2004

Comments by an Independent Auditor on Canada—U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when there is a change in accounting principle that has a material effect in the comparability of the corporation's financial statements, such as the changes described in note 2 to the Molson Inc. financial statements as of March 31, 2004 and 2003, and for each of the years in the three years ended March 31, 2004. Our report to the directors dated May 5, 2004, except as to note 25, which is at July 21, 2004, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

[Signed] PricewaterhouseCoopers LLP

Chartered Accountants

Montreal, Canada
May 5, 2004

MOLSON INC.
CONSOLIDATED STATEMENTS OF EARNINGS

	Years ended March 31		
	2004	2003	2002
		(Restated) (In millions of Canadian dollars, except share and per share amounts)	
Sales and other revenues	**$3,472.8**	$3,529.2	$2,830.8
Brewing excise and sales taxes	**947.3**	1,014.0	728.5
Net sales revenue	**2,525.5**	2,515.2	2,102.3
Costs and expenses			
Cost of sales, selling and administrative costs	**1,950.2**	1,938.4	1,675.9
Gain on sale of 20% of operations in Brazil (note 3)	**—**	(64.2)	—
Provisions for rationalization (note 5)	**36.3**	63.5	50.0
	1,986.5	1,937.7	1,725.9
Earnings before interest, income taxes and amortization	**539.0**	577.5	376.4
Amortization of capital assets (note 22)	**63.1**	64.9	54.6
Earnings before interest and income taxes	**475.9**	512.6	321.8
Net interest expense (note 6)	**91.5**	95.4	65.5
Earnings before income taxes	**384.4**	417.2	256.3
Income tax expense (note 7)	**166.5**	115.0	80.7
Earnings before minority interest	**217.9**	302.2	175.6
Minority interest	**19.1**	6.5	—
Earnings from continuing operations	**237.0**	308.7	175.6
Earnings from discontinued operations (note 8)	**—**	—	2.0
Net earnings	**$ 237.0**	$ 308.7	$ 177.6
Net earnings per share from continuing operations (note 9)			
Basic	**$ 1.86**	$ 2.42	$ 1.46
Diluted	**$ 1.84**	$ 2.38	$ 1.43
Net earnings per share (note 9)			
Basic	**$ 1.86**	$ 2.42	$ 1.48
Diluted	**$ 1.84**	$ 2.38	$ 1.45

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Years ended March 31		
	2004	2003	2002
		(Restated) (In millions of Canadian dollars)	
Retained earnings—beginning of year	**$ 676.8**	$ 460.3	$ 328.1
Change in accounting policy (note 2)	**(3.7)**	—	—
Retained earnings—beginning of year, as restated	**673.1**	460.3	328.1
Net earnings	**237.0**	308.7	177.6
Cash dividends declared	**(67.8)**	(51.8)	(45.0)
Stock dividends declared	**(3.4)**	(1.7)	(0.4)
Excess of share repurchase price over weighted-average stated capital (note 17)	**(20.4)**	(42.4)	—
Retained earnings—end of year	**$ 818.5**	$ 673.1	$ 460.3

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED BALANCE SHEETS

	As at March 31	
	2004	2003
		(Restated)
	(In millions of Canadian dollars)	
Assets		
Current assets		
Cash	**$ 21.2**	$ 12.2
Accounts receivable (note 16)	**167.3**	185.3
Inventories (note 10)	**177.4**	162.3
Prepaid expenses and other assets	**64.3**	64.4
	430.2	424.2
Investments and other assets (note 11)	**129.7**	130.1
Property, plant and equipment, net (note 12)	**1,022.4**	1,026.9
Intangible assets, excluding goodwill (note 13)	**1,558.7**	1,552.5
Goodwill	**789.6**	770.4
	$3,930.6	$3,904.1
Liabilities		
Current liabilities		
Accounts payable and accruals	**$ 459.8**	$ 529.9
Provision for rationalization costs (note 5)	**—**	14.6
Income taxes payable	**29.0**	77.8
Dividends payable	**17.8**	14.0
Future income taxes (note 7)	**171.8**	126.6
Current portion of long-term debt (note 14)	**347.0**	40.6
	1,025.4	803.5
Long-term debt (note 14)	**788.4**	1,180.0
Deferred liabilities (note 15)	**359.1**	380.5
Future income taxes (note 7)	**400.2**	355.0
Minority interest	**138.1**	152.1
	2,711.2	2,871.1
Shareholders' equity		
Capital stock (note 17)	**732.3**	719.4
Contributed surplus	**8.9**	3.7
Retained earnings	**818.5**	673.1
Unrealized translation adjustments (note 21)	**(340.3)**	(363.2)
	1,219.4	1,033.0
	$3,930.6	$3,904.1

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended March 31		
	2004	2003	2002
		(Restated) (In millions of Canadian dollars)	
Operating activities			
Earnings from continuing operations	**$237.0**	$308.7	$175.6
Gain on sale of 20% of operations in Brazil	**—**	(64.2)	—
Provisions for rationalization (note 5)	**36.3**	63.5	50.0
Amortization of capital assets	**63.1**	64.9	54.6
Future income taxes	**70.3**	26.2	9.9
Minority interest	**(19.1)**	(6.5)	—
Funding of deferred liabilities less than (in excess of) expense	**(47.0)**	(20.5)	11.1
Used for working capital	**(103.8)**	(51.5)	38.7
Rationalization costs	**(15.2)**	(36.4)	(15.5)
Other	**(5.2)**	(2.0)	(2.8)
Cash provided from operating activities	**216.4**	282.2	321.6
Investing activities			
Business acquisitions (note 3)	**—**	—	(898.1)
Proceeds from sale of 20% of operations in Brazil	**—**	333.9	—
Additions to property, plant and equipment	**(88.0)**	(85.9)	(72.4)
Additions to investments and other assets	**(7.9)**	(9.1)	(3.0)
Additions to intangible assets	**—**	—	(2.0)
Proceeds from disposal of property, plant and equipment	**17.5**	1.1	9.4
Proceeds from disposal of investments and other assets	**5.3**	9.8	39.8
Cash provided from (used for) investing activities	**(73.1)**	249.8	(926.3)
Financing activities			
Increase in long-term debt	**539.8**	454.1	867.2
Reduction in long-term debt	**(623.8)**	(937.5)	(427.0)
Securitization of accounts receivable (note 16)	**33.0**	(1.0)	(2.0)
Shares repurchased (note 17)	**(24.6)**	(50.2)	—
Cash dividends paid	**(64.4)**	(49.8)	(45.0)
Proceeds from the exercise of stock options (note 17)	**14.0**	5.9	3.2
Other	**0.2**	0.2	1.2
Cash provided from (used for) financing activities	**(125.8)**	(578.3)	397.6
Increase (decrease) in cash from continuing operations	**17.5**	(46.3)	(207.1)
Increase (decrease) in cash from discontinued operations (note 8)	**(8.2)**	(6.2)	201.2
Increase (decrease) in cash	**9.3**	(52.5)	(5.9)
Effect of exchange rate changes on cash	**(0.3)**	(6.3)	—
Cash, beginning of year	**12.2**	71.0	76.9
Cash, end of year	**$ 21.2**	$ 12.2	$ 71.0

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended March 31, 2004, 2003 and 2002

(In millions of Canadian dollars, except share and per share amounts)

1. Accounting Policies

Basis of Presentation

The Consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) and do not provide all disclosures required in accordance with U.S. GAAP. These differences are described in Note 24.

Consolidation

The accounts of the Molson Canada partnership and all subsidiaries controlled by the Corporation are consolidated including its 80% interest in the operations in Brazil, which includes Cervejarias Kaiser Brasil S.A. ("Kaiser") and Bavaria S.A. ("Bavaria"). The minority interest accounts reflect the non-controlling shareholder's interest in the Corporation's operations in Brazil.

Joint Ventures and Other Investments

The Corporation's 49.9% investment in the Coors Canada partnership and its 50.1% investment in Molson USA are proportionately consolidated.

Investments in entities over which the Corporation exercises significant influence are accounted for by the equity method. Other investments are carried at the lower of cost and fair value provided any decline in value is other than temporary.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Although these estimates are based on management's best knowledge of current events and actions that the Corporation may undertake in the future, actual results could differ from the estimates.

Inventories

Inventories of raw materials and supplies are valued at the lower of average cost and net realizable value. Work in process and finished goods are valued at the lower of average cost and net realizable value and include the cost of raw materials, labour and overhead expenses. The cost of returnable containers in Canada is amortized over their estimated useful lives of four years and in Brazil the cost of returnable containers is charged to customers at the time of shipment.

Capital Assets

Property, plant and equipment are stated at the lower of original cost less accumulated amortization and fair value, if the net recoverable amount is less than net book value. Ordinary repairs and maintenance expenditures are expensed as incurred. Only those expenditures for improvements that substantially extend the capacity or useful life of a capital asset are capitalized. The cost incurred

1. Accounting Policies (Continued)

for developing or obtaining internal-use software is capitalized. Training and software maintenance costs are expensed as incurred. Amortization is provided from the date property, plant and equipment are placed into service on a straight-line method, principally at annual rates of 1.5% to 5% for buildings and from 2% to 33% for equipment.

Intangible assets, which include goodwill, brand names and the distribution network access in Brazil are carried at cost less accumulated amortization. Goodwill and other intangible assets with indefinite lives are not amortized. The carrying values of all indefinite life intangible assets are tested at least annually for any impairment, taking into account the ability to recover the book value from expected future operating cash flows on a discounted basis. The Corporation also considers projected future operating results, trends and other circumstances in making such evaluations. The only intangible asset with a definite life, namely the distribution network access in Brazil, is amortized over its contractual life of 40 years.

Revenue Recognition

Revenue is stated net of incentives, discounts and returns. Revenue is recognized when the significant risks and rewards of ownership are transferred to the customer or distributor, which is either at the time of shipment to distributors or upon delivery of product to retail customers.

Foreign Currency Translation

Earnings of self-sustaining foreign operations are translated to Canadian dollars at average rates of exchange during the year. Assets and liabilities are translated at period-end exchange rates. The differences between translating assets and liabilities at period-end rates and the exchange rates on the date of acquisition of those assets and liabilities have been included in shareholders' equity as unrealized translation adjustments.

Hedging Relationships

The Corporation uses derivative financial instruments to hedge its foreign exchange, interest rate and commodity risk exposures. The gains or losses on the derivative instruments used to hedge the Corporation's risk exposures are recorded in the financial statements when the contract is settled or the transactions are recognized. These gains or losses are included in cost of sales or net interest expense.

The Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 13 "Hedging Relationships", which establishes certain conditions regarding when hedge accounting may be applied. The Guideline is effective for the Corporation's annual and interim periods beginning on April 1, 2004. The Corporation has prepared for the implementation of the hedging provisions. The relevant hedging relationships will be subject to an effectiveness assessment at least quarterly to determine that they are and will continue to be effective. Under these rules, any derivative instrument that does not qualify for hedge accounting will be reported on a mark-to-market basis in earnings.

1. Accounting Policies (Continued)

Income Taxes

Future income tax assets and liabilities are recorded on the differences between the accounting carrying values of balance sheet assets and liabilities and the tax cost bases of these assets and liabilities based on substantively enacted tax laws and rates.

The Corporation reviews the valuation of its future income tax assets and liabilities quarterly and records adjustments, as necessary, to reflect the realizable amount of its future income tax assets and liabilities.

Employee Future Benefits

The cost of pension benefits earned by employees covered under defined benefit plans is determined using the projected benefit method prorated on service and is charged to expense as services are rendered. Adjustments arising from plan amendments, changes in assumptions, and experience gains and losses on the net pension asset are amortized on a straight-line basis over the estimated average remaining service lives of the employee groups using the corridor approach. Defined benefit pension plan assets are reported at market values. The determination of pension expense is based on a five-year weighted average of pension plan asset market values. The cost of postemployment benefits other than pension benefits is recognized on an accrual basis over the working lives of employees.

Stock-Based Compensation Plans

The Corporation has a stock option plan and may grant options to acquire Class "A" non-voting shares. The fair value of the stock options is determined using a fair value pricing model and is amortized over the period in which the related employee services are rendered, being the vesting period. Consideration paid by employees on the exercise of stock options is credited to shareholders' equity as capital stock when the options are exercised (see note 2).

The Corporation also has an employee share ownership plan ("MESOP") primarily for all full-time employees in Canada. Under this plan, employees are entitled to have a portion of their base earnings withheld to purchase the Corporation's Class "A" non-voting shares, with the Corporation providing funds to purchase additional Class "A" non-voting shares, to a maximum of 1.33% of base earnings. The Corporation's contributions are charged to earnings.

The Corporation has a deferred share unit plan for the members of the Board of Directors. Under the terms of this plan, a portion of the directors' fees are paid to them in the form of deferred share units ("DSU"). Each DSU is equivalent in value to a Class "A" non-voting share of the Corporation and is notionally credited with dividends when shareholders receive dividends from the Corporation. A DSU is paid to a Board member after termination of service or retirement and is payable in cash. The cost of the DSU's is charged to earnings in the period earned and marked to market on a quarterly basis.

(In millions of Canadian dollars, except share and per share amounts)

2. Change in Accounting Policies

Effective April 1, 2002, the Corporation adopted, on a prospective basis, the CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Effective April 1, 2003, the Corporation began to expense the cost of stock option grants, with a restatement of the prior period. The Corporation determines the cost of all stock options granted since April 1, 2002 using a fair value method. This method of accounting uses an option pricing model to determine the fair value of stock options granted and the amount is amortized over the period in which the related employee services are rendered. Previously, the Corporation accounted for stock options granted, including the related stock appreciation rights whereby the difference between the exercise price of the option and the market price of the stock was charged to earnings over the vesting period. Further details of the stock options outstanding are contained in note 17.

The effect of expensing the fair value of stock option grants, with a restatement of the prior period, was to reduce net earnings for the years ended March 31 by $5.2 in fiscal 2004 and by $3.7 in fiscal 2003. Opening retained earnings for fiscal 2004 was reduced by $3.7 reflecting the full year effect of fiscal 2003 stock option expense.

In fiscal 2003, the Corporation adopted, on a prospective basis, the CICA Accounting Guideline 14 "Disclosure of Guarantees". Under the guideline, the Corporation is required to disclose the nature, the maximum potential amount of future payments, the carrying amount of any liability, and the nature of any recourse provisions of all significant guarantees. Further details are contained in note 18.

3. Business Acquisitions

On March 18, 2002, the Corporation acquired all of the outstanding shares of Kaiser, whose assets include the Kaiser brands and eight breweries in Brazil for $1,136.3 including transaction costs. The transaction was financed with a combination of cash, long-term debt and the issuance of US$150.0 (CAD$238.2) Molson Inc. Class "A" non-voting shares at a price per share of CAD$30.59, or 7,785,878 Class "A" non-voting shares. These shares must be held by the vendors for a minimum of two years. The operating results of Kaiser for the period March 19, 2002 to March 31, 2002 have been included in the fiscal 2002 consolidated results of the Corporation.

In a separate transaction, which closed on April 17, 2002, Molson sold 20% of its operations in Brazil to Heineken N.V. for total proceeds of US$218.3, and a gain of CAD$64.2 was recorded in fiscal 2003. The minority interest recorded represents Heineken's 20% share of earnings from April 18, 2002 thereafter.

The acquisition was accounted for using the purchase method which includes the use of estimates in determining the purchase price allocation disclosed at March 31, 2002. The Corporation completed the Kaiser valuation analysis and purchase price allocation in fiscal 2003. Of the $1,247.8 intangible asset value, $325.0 was assigned to brand names, $35.0 to the distribution network access and the residual of $887.8 to goodwill. Only the distribution network access is considered to have a definite life and is amortized over its contractual life of 40 years. The amount of these intangible assets that is expected to be deductible for tax purposes as goodwill in Brazil is R$1,321 (CAD$896 as at March 18, 2002).

MOLSON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2004, 2003 and 2002

(In millions of Canadian dollars, except share and per share amounts)

3. Business Acquisitions (Continued)

The details of the Corporation's acquisition of Kaiser are as follows:

	2002
Assets acquired and liabilities assumed:	
Working capital(i)	$ (21.1)
Property, plant and equipment	302.1
Goodwill	887.8
Intangible assets, excluding goodwill	360.0
Long-term debt	(99.0)
Deferred liabilities (note 15)	(304.4)
Other	10.9
	$1,136.3
Consideration:	
Cash (including transaction costs)	$ 898.1
Equity issued	238.2
	$1,136.3

(i) Working capital consists primarily of inventory of $55.0, accounts receivable of $67.5 and accounts payable of $109.5.

As part of the acquisition, the Corporation integrated and reorganized its operations in Brazil including the closure of the Divinópolis brewery and the relocation of certain sales, marketing and administrative departments. The Corporation recorded provisions for employee severance, relocation, and other integration costs of $12.2 and these amounts were reflected in the purchase price allocation.

The closure of the Divinópolis brewery was completed in fiscal 2003. The remaining relocation and integration costs at March 31, 2003 of $1.6 were incurred in fiscal 2004.

Molson is currently engaged in a full strategic review of its Brazilian operations. The completion of this review will result in a new valuation based on past performance and future expectations of management of the Brazilian operations over the next few years. Molson intends to complete this review in conjunction with the release of its second quarter financial statements and reflect any changes, to the extent necessary, in those financial statements.

MOLSON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2004, 2003 and 2002

(In millions of Canadian dollars, except share and per share amounts)

4. Investments in Joint Ventures

The following information includes the Corporation's proportionate share of the assets, liabilities, revenues, expenses, and cash flows of the Corporation's joint venture investments in Coors Canada and Molson USA, which are included in the consolidated financial statements.

	2004	2003
Assets		
Current	**$ 15.2**	$ 16.8
Long-term	**$ 18.7**	$ 18.6
Current liabilities	**$ 6.7**	$ 11.8

	2004	2003	2002
Earnings			
Net sales revenue	**$253.9**	$241.1	$221.0
Operating costs and other expenses	**$187.0**	$188.7	$178.0
Net earnings	**$ 66.9**	$ 52.4	$ 43.0

	2004	2003	2002
Cash flow			
Cash provided from (used for)			
Operating activities	**$ 60.4**	$ 54.8	$ 41.3
Investing activities	**$ (0.2)**	$ (0.1)	$ (0.1)
Financing activities	**$ —**	$ —	$ —

As at March 31, 2004, Molson USA had outstanding forward foreign exchange contracts of which the Corporation's proportionate share is $5.8 (2003—$20.7), which approximates fair value.

5. Provisions for Rationalization

During the first quarter of fiscal 2004, the Corporation recorded a charge of $43.3 relating to the closure of the Ribeirão Preto plant in Brazil represented by a $37.5 write-down of substantially all of the related fixed assets to a nominal amount and employee severance and other closure costs of $5.8. There is no remaining accrual at March 31, 2004.

Also, in the first quarter of fiscal 2004, the Corporation completed a sale of a residual property adjacent to the Barrie brewery with a nominal book value. A pre-tax gain of $7.0 was recorded in the provisions for rationalization line in the statement of earnings which is consistent with the original Barrie plant closure provision.

During the first quarter of fiscal 2003, the Corporation recorded a pre-tax charge of $63.5 relating to two plant closures of the Bavaria business as well as the termination costs relating to the former Bavaria distribution network. The charge represents primarily the write-down of substantially all of the related fixed assets to a nominal amount and employee severance costs as well as the distribution

MOLSON INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended March 31, 2004, 2003 and 2002
(In millions of Canadian dollars, except share and per share amounts)

5. Provisions for Rationalization (Continued)

agreement termination costs. The balance of the provision at March 31, 2004 is nil and all closure activities and costs have been completed and paid.

6. Net Interest Expense

	2004	2003	2002
Interest on long-term debt	**$74.3**	$81.4	$70.0
Interest on deferred liabilities (note 15)	**9.3**	9.6	—
Other	**9.5**	8.3	2.9
	93.1	99.3	72.9
Less interest income	**(1.6)**	(3.9)	(7.4)
	$91.5	$95.4	$65.5

Interest paid in fiscal 2004 was $78.2 (2003—$88.4, 2002—$75.8).

7. Income Taxes

The following table reconciles income taxes calculated at the combined Canadian federal and provincial corporate rates with the income tax expense in the consolidated financial statements:

	2004	2003	2002
Earnings before income taxes	**$384.4**	$417.2	$256.3
Income taxes at Canadian statutory rates (2004—35.1%, 2003—37.1%, 2002—39.5%)	**134.8**	154.6	101.2
Increased (decreased) by the tax effect of:			
Manufacturing and processing deduction	**(9.7)**	(15.4)	(14.2)
Tax rate changes on future income taxes	**16.0**	—	(15.0)
Non-taxable gains on sale of investments and other assets	**(1.7)**	(29.3)	—
Utilization of capital loss carry forward	**(1.7)**	—	—
Rationalization costs and non-capital losses not recognized in the year	**26.1**	—	—
Large corporations tax	**0.7**	2.0	2.2
Non-deductible and other items	**2.0**	3.1	6.5
	$166.5	$115.0	$ 80.7
Comprised of:			
Current portion	**$ 96.2**	$ 88.8	$ 70.8
Future portion	**$ 70.3**	$ 26.2	$ 9.9

Income taxes paid in fiscal 2004 were $120.9 (2003—$44.6, 2002—$19.7).

(In millions of Canadian dollars, except share and per share amounts)

7. Income Taxes (Continued)

Future income tax assets and liabilities are recognized on temporary differences between the accounting and tax bases of existing assets and liabilities as follows:

	2004	2003
Future income tax assets		
Deferred liabilities	**$ 82.9**	$ 103.4
Provisions for rationalization costs and other non-deductible reserves	**25.2**	57.6
Other	**19.7**	24.9
	127.8	185.9
Future income tax liabilities		
Intangible assets	**(357.0)**	(338.2)
Property, plant and equipment	**(127.7)**	(130.2)
Partnership income deferral	**(168.8)**	(136.1)
Other	**(46.3)**	(63.0)
	(699.8)	(667.5)
Net future income tax liabilities	**$(572.0)**	$(481.6)
Comprised of:		
Current portion	**$(171.8)**	$(126.6)
Long-term portion	**$(400.2)**	$(355.0)

There are approximately R$444 (2003—R$325) of tax loss carry-forwards arising from the operations in Brazil which can be carried forward indefinitely, subject to certain limitations on use. Of these losses, approximately R$111 relates to the pre-acquisition tax loss carry-forwards from the Kaiser acquisition and any future utilization of these losses will be recorded as a reduction to the goodwill recorded on acquisition. In addition, subsidiaries of the Corporation in the United States have approximately US$226 (2003—US$225) of tax loss carry-forwards arising primarily from the discontinued Diversey business. Certain of these losses expire commencing in 2008. The potential benefit of these tax losses, including the post-acquisition Brazil losses, has not been recognized in the accounts of the Corporation.

8. Discontinued Operations

Cash used for discontinued operations consisted of $8.2 (2003—$6.2, 2002—provided from discontinued operations—$12.6) for operating activities. Fiscal 2002 also included $188.6 from cash provided from investing activities relating to the sale of the Sports and Entertainment business.

The balance sheet includes assets and liabilities relating to discontinued operations as follows: current assets of $2.0 (2003—$0.5), long-term assets of $17.5 (2003—$20.8), current liabilities of $14.3 (2003—$16.2), and long-term liabilities of $76.0 (2003—$84.1).

(In millions of Canadian dollars, except share and per share amounts)

8. Discontinued Operations (Continued)

On July 25, 2001, the Corporation completed the sale of its Sports and Entertainment business consisting of the Montréal Canadiens and the Bell Centre (formerly known as the Molson Centre). The Corporation received $190.0 in cash, less closing adjustments, with the balance of payment in the form of preferred shares of an entity owning both the team and the entertainment business. The preferred shares are redeemable on December 31, 2008 for $86.5, subject to certain terms and conditions. The Corporation also retained a 19.9% interest in the entity that owns the team and the entertainment business. The net gain on disposal includes the net losses from discontinued operations of the Sports and Entertainment group between January 31, 2001, the measurement date, and the date of disposal together with tax recoveries of $30.8 and transaction costs.

As a result of the Corporation's disposals of its Retail, Chemical Specialties, and Sports and Entertainment businesses, the Corporation recorded certain losses and provisions for retained assets as well as other ongoing expenses related to site restoration, contingent liabilities, lease commitments and other possible claims. The estimated losses were based on management's best estimate assumptions with respect to a variety of items. There remains a risk that the assumptions and resulting estimates on which the remaining provisions are based may change with the passage of time and the availability of additional information. Any further change to the provisions will be recognized as a gain or loss from discontinued operations in the period in which such a change occurs.

The remaining balance of the provision for losses relating to discontinued operations is included in deferred liabilities in the consolidated balance sheet (note 15).

9. Earnings per Share

The following is a reconciliation of the weighted average shares outstanding for basic and diluted earnings per share computations for earnings from continuing operations:

	2004	2003	2002
Earnings from continuing operations	**$237.0**	$308.7	$175.6
Weighted average number of shares outstanding— (millions)			
Weighted average number of shares outstanding—basic	**127.1**	127.3	120.1
Effect of dilutive securities	**1.9**	2.2	2.3
Weighted average number of shares outstanding—diluted	**129.0**	129.5	122.4

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. Under this method, the proceeds from the potential exercise of such stock options are assumed to be used to purchase Class "A" non-voting shares. During the year, 656,075 (2003—768,200, 2002—427,000) stock options to purchase Class "A" non-voting shares were not included in the calculation of diluted earnings per share as the exercise price exceeded the average market price of the shares during the year.

(In millions of Canadian dollars, except share and per share amounts)

10. Inventories

	2004	2003
Finished and in process	**$ 67.4**	$ 65.0
Raw materials and supplies	**65.8**	53.9
Returnable containers	**44.2**	43.4
	$177.4	$162.3

11. Investments and Other Assets

	2004	2003
Investments, at equity(i)	**$ 26.5**	$ 28.0
Investments, at cost(ii)	**64.2**	61.6
Long-term receivables and other assets	**30.7**	31.4
Deferred charges	**8.3**	9.1
	$129.7	$130.1

(i) Includes the Corporation's interest in Brewers Retail Inc. ("BRI").

(ii) Includes the Corporation's preferred shares in the Sports and Entertainment business consisting of the Montreal Canadiens and the entertainment business.

12. Property, Plant and Equipment

	2004			2003		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Land	**$ 57.5**	**$ —**	**$ 57.5**	$ 58.1	$ —	$ 58.1
Buildings	**370.7**	**108.9**	**261.8**	388.9	106.8	282.1
Equipment	**1,007.1**	**379.0**	**628.1**	989.5	332.8	656.7
Assets under construction	**75.0**	**—**	**75.0**	30.0	—	30.0
	$1,510.3	**$487.9**	**$1,022.4**	$1,466.5	$439.6	$1,026.9

(In millions of Canadian dollars, except share and per share amounts)

13. Intangible Assets, excluding Goodwill

	2004	2003
Brand names	**$1,536.5**	$1,529.9
Distribution network access(i)	**22.2**	22.6
	$1,558.7	$1,552.5

(i) The balance is being amortized over the contractual term of the distribution agreement of 40 years (note 3). The original cost amounted to $35.0. The accumulated amortization at March 31, 2004 amounted to $1.2 (2003—$0.6).

(ii) The change in the book value of the brand names and of the distribution network access reflecting the fluctuation of the Brazilian real in relation to the Canadian dollar was $6.6 (2003—($125.1)) and $0.2 (2003—($12.2)) respectively.

14. Long-Term Debt

	2004	2003
Molson Inc.		
Term loan(i)	**$ 59.9**	$ 329.3
Debentures(ii)		
$150—5.5% due May 3, 2004	**150.0**	149.7
Floating rate notes(iii)		
$50—due October 19, 2004	**50.0**	—
$200—due September 16, 2005	**200.0**	—
Molson Canada		
Term loan(iv)	**—**	99.9
Debentures(v)		
$200—6.0% due June 2, 2008	**199.7**	199.6
$100—9.1% due March 11, 2013	**99.9**	99.9
$150—8.4% due December 7, 2018	**149.9**	149.8
$100—6.7% due June 2, 2028	**99.5**	99.5
Fair value adjustment(vi)	**28.6**	31.7
Brazil(vii)	**97.9**	61.2
	1,135.4	1,220.6
Less current portion(viii)	**347.0**	40.6
	$ 788.4	$1,180.0

(i) Represents borrowings under a $1,125.0 Senior Credit Facility arranged with a syndicate of banks. The facility was used to finance the acquisition of Kaiser on March 18, 2002 and was originally comprised of a $500.0 non-revolving 18-month bridge loan which can be extended by the

(In millions of Canadian dollars, except share and per share amounts)

14. Long-Term Debt (Continued)

Corporation for an additional six months and a $625.0 three-year revolving tranche. The bridge loan was permanently reduced by $200.0 to $300.0 on June 21, 2002, using a portion of the proceeds from the sale of 20% of the Corporation's Brazilian operations (note 3), while the terms of the three-year revolving tranche remained unchanged. The bridge loan expired on September 17, 2003 and was not extended. The interest rate on the term loans is floating based on either prime or banker's acceptance. The average interest rate in fiscal 2004 was 3.9% (2003—3.7%, 2002—4.3%). The facility is a direct, unsecured obligation of the Corporation. Also, the Corporation has a $50.0, 364-day revolving credit facility with a syndicate of banks for general corporate purposes. The Corporation can extend the facility, subject to the approval of the lenders. Effective September 16, 2003, the facility was extended for an additional period of 364 days.

(ii) This debenture is redeemable at the option of the Corporation and was repaid on maturity with drawings from the term loan. The debenture is a direct, unsecured obligation of the Corporation.

(iii) On September 16, 2003, the Corporation issued $200.0 in two-year floating rate notes as part of a $500.0 medium-term note program. On October 17, 2003, the Corporation issued an additional $50.0 in one-year floating rate notes. The $50.0 notes are redeemable, at the option of the Corporation, and retractable, at the option of the noteholder, on any interest payment date commencing April 19, 2004. Neither party exercised their redemption/retraction provisions on April 19, 2004. The notes bore interest at average rates of 3.0% in fiscal 2004. On September 30, 2003, the Corporation entered into an interest rate swap for $100.0 which converted the Corporation's floating rate note due September 16, 2005 to a fixed rate. This swap is cancellable on a quarterly basis at the option of a third party. At March 31, 2004, the interest rate swap had an unrealized loss of $0.6.

(iv) Represents a $100.0 credit facility with a syndicate of banks, which matured on August 31, 2003 and was fully repaid. Loans under this facility bore interest at rates averaging 3.7% in fiscal 2004 (2003—4.2%).

(v) Represents direct, unsecured debentures which are redeemable at the option of Molson Canada. During fiscal 2002, the Corporation entered into two interest rate swap agreements for a nominal value of $100.0 each, which converted the $200.0 debenture due in June 2008 with a fixed rate of 6.0% to a variable rate. In December 2002, a third party bank exercised its right to cancel a $100.0 swap agreement, after which interest expense was recorded at the debentures' fixed rate. The average variable interest rate on the swap in fiscal 2004 was 2.7% (2003—3.2%, 2002—3.4%). At March 31, 2004, the variable interest rate swap had a fair value of $11.0 (2003—$6.8).

(vi) Represents the adjustment required to arrive at the fair market value of the Molson Canada debentures as of June 23, 1998, being the date of the acquisition of the additional 50% interest in Molson Canada. This amount is being amortized over the remaining terms of the debentures on a weighted-average basis, which at the acquisition date, was approximately 15 years.

(vii) Represents various facilities denominated in Brazilian reais bearing interest at rates averaging 20.2% during the year (2003—18.5%). Of the amounts drawn, $87.1 (2003—$40.6) is due within

(In millions of Canadian dollars, except share and per share amounts)

14. Long-Term Debt (Continued)

the next year and is classified as current. Certain loans are secured by liens on the machinery and equipment and by real estate mortgaged.

(viii) The aggregate maturities of long-term debt during the next five years are estimated to be $347.0, $202.8, $3.1, $2.6 and $202.4. Long-term debt of $259.9 has been included in the current liabilities, however the Corporation intends to refinance this debt with either the term loan or the floating rate notes. Since the terms and conditions of the floating rate notes are only determinable at the time of the placement of the debt, it does not allow for classification as non-current portion of long-term debt.

15. Deferred Liabilities

	2004	2003
Contingent tax liabilities(i)	**$198.9**	$188.0
Discontinued operations(ii)	**76.0**	84.1
Deferred gain(iii)	**32.5**	38.7
Deferred sales tax payable(iv)	**30.2**	29.7
Net pension liability	**16.1**	29.0
Deferred compensation(v)	**5.4**	11.0
	$359.1	$380.5

(i) Relates to provisions in Brazil primarily for excise (IPI), social security (COFINS), and value-added state (ICMS) taxes.

(ii) Remaining provisions for loss and deferred liabilities relating to the discontinued operations of the Retail, Chemical Specialties, and Sports and Entertainment businesses (see note 8).

(iii) The deferred gain arose from the non-cash consideration received on the exchange of brewing assets at the time of the formation of the Molson Canada partnership. Amortization of the balance of the deferred gain will be brought into earnings in equal installments over the next five years or earlier if the non-cash assets are realized.

(iv) Relates to long-term sales tax payable in certain regions in Brazil and is interest bearing.

(v) Includes the long-term portion of employee bonuses payable and the DSU liability.

MOLSON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended March 31, 2004, 2003 and 2002

(In millions of Canadian dollars, except share and per share amounts)

16. Financial Instruments

Commodity swaps are used to fix the cost of commodities such as aluminum, paper and natural gas. Futures contracts are used to hedge against fluctuations of corn prices. The following table summarizes the notional amount of derivative financial instruments at March 31:

	2004	2003
Cash Flow Hedges		
Currency Hedges		
Forward contracts on USD (CDN/USD)	US$40.0	US$70.0
Zero cost collars on USD (CDN/USD)	US$ 6.0	US$ 8.0
Zero cost collars on USD (BRL/USD)	US$ 9.5	US$23.5
Swaps on USD (BRL/USD)	US$14.1	US$ —
Commodity Hedges		
Aluminum swaps	US$ 5.2	US$ 2.8
Natural gas swaps	CA$ 5.3	CA$ —
Paper swaps	US$ 7.7	US$ —
Corn futures	US$ 2.5	US$ —

At March 31, 2004, the aggregate unrealized gain of the cash flow hedges was $0.4 (2003—unrealized loss of $6.0).

The Corporation has entered into interest rate swaps (see note 14(iii) and 14(v) for details).

The fair value of all debentures, based on rates currently available for long-term debt with similar terms and maturity dates, is estimated to be $792 (2003—$752).

The Corporation's estimate of the fair value of other financial instruments, including accounts receivable and accounts payable, approximates their carrying value.

In March 2003, the Corporation extended for an additional two years its revolving agreement to sell an undivided interest in eligible accounts receivable of Molson Canada, with limited recourse, to a third party up to a maximum of $125.0. As at March 31, 2004, net cash proceeds received under this agreement were $87.0 (2003—$54.0, 2002—$55.0). As the fair value of the assets transferred is equal to book value, there is no gain or loss reported on the sale of the receivables. The Corporation has retained responsibility for servicing the accounts receivable sold. In August 2003, the agreement was amended to increase the maximum amount to $150.0.

17. Capital Stock

AUTHORIZED

The Corporation is authorized to issue:

(a) an unlimited number of Class "A" non-voting shares;

(b) an unlimited number of Class "B" common shares; and

(In millions of Canadian dollars, except share and per share amounts)

17. Capital Stock (Continued)

(c) an unlimited number of preference shares, which shall rank in priority to the Class "A" non-voting and Class "B" common shares and may be issued from time to time in series with the designation, rights, privileges, restrictions and conditions attaching to each series as and in the manner set out in its Articles.

The holders of Class "A" non-voting shares are entitled, voting separately as a class on the basis of one vote per share, to elect annually three members of the Board of Directors of the Corporation. Subject to applicable law, the holders of the Class "A" non-voting shares do not otherwise have a right to vote at meetings of shareholders but are entitled to notice of and to attend all shareholders' meetings except class meetings of the holders of another class of shares. The holders of the Class "B" common shares are entitled to one vote per share at all meetings of shareholders except class meetings of the holders of another class of shares.

In each fiscal year, the holders of the Class "A" non-voting shares are entitled to receive non-cumulative dividends aggregating $0.033 per share before any dividends may be paid on the Class "B" common shares. No further dividends can be paid to the holders of the Class "A" non-voting shares until dividends aggregating $0.033 per share have been declared or paid on the Class "B" common shares, and thereafter the Class "A" non-voting shares and the Class "B" common shares participate equally as to all dividends declared.

In the event of the liquidation, dissolution or winding-up of the Corporation, the holders of the Class "A" non-voting shares and the holders of the Class "B" common shares would be entitled to share equally, share for share, in all distributions of the assets of the Corporation.

A holder of Class "B" common shares shall be entitled at any time and from time to time to have all or any portion of such Class "B" common shares converted into Class "A" non-voting shares on the basis of one Class "A" non-voting share for each Class "B" common share in respect of which the conversion right is exercised.

If a general takeover bid offer is made to purchase Class "B" common shares, then the holders of Class "A" non-voting shares may convert all or any of their Class "A" non-voting shares into an equal number of Class "B" common shares for the purpose of tendering such shares into the offer unless (i) a takeover bid offer is made to purchase Class "A" non-voting shares on identical terms as the offer for the Class "B" common shares; or (ii) holders of more than 50% of the then outstanding Class "B" common shares certify within a prescribed period of time that they do not intend to tender any Class "B" common shares in acceptance of the offer.

On November 7, 2001, the Board of Directors authorized a normal course issuer bid allowing Molson to purchase for cancellation 4,500,000 Class "A" non-voting shares and 900,000 Class "B" common shares. Purchases may be made at certain times over a 12-month period through the facilities of the Toronto Stock Exchange when the Corporation believes circumstances and trading price warrant a share purchase as an appropriate use of corporate funds and for the potential benefit of Molson shareholders. The normal course issuer bid became effective December 14, 2001 and expired on December 13, 2002. On March 14, 2003, the Corporation extended the normal course issuer bid, which expired on March 12, 2004 to purchase for cancellation 3,141,000 Class "A" non-voting shares and

(In millions of Canadian dollars, except share and per share amounts)

17. Capital Stock (Continued)

674,760 Class "B" common shares. On March 15, 2004, the Corporation again extended the normal course issuer bid to purchase for cancellation 3,145,000 Class "A" non-voting shares and 673,000 Class "B" common shares which will expire on March 14, 2005.

During the year ended March 31, 2004, the Corporation repurchased 751,000 Class "A" non-voting (2003—1,281,275) shares and no Class "B" common shares (2003—100,000) at prices ranging between $32.15 and $34.99 per share (2003—$31.62 and $38.16) as part of the above-mentioned normal course issuer bid. The total number of Class "A" non-voting and Class "B" common shares outstanding at March 31, 2004 was 127,472,932 (2003—127,223,581). Of the total amount of $24.6 (2003—$50.2) repurchased, $4.2 (2003—$7.8) was charged to capital stock based on the weighted-average stated capital with the excess of $20.4 (2003—$42.4) being charged to retained earnings.

ISSUED AND OUTSTANDING

At March 31, the following shares were issued and outstanding:

	2004		2003	
	Shares	Amount	Shares	Amount
Class "A" non-voting	**105,042,256**	**$727.3**	104,754,563	$714.4
Class "B" common	**22,430,676**	**5.0**	22,469,018	5.0
	127,472,932	**$732.3**	127,223,581	$719.4

During the year the net change in Class "A" non-voting shares was as follows:

	2004		2003	
	Shares	Amount	Shares	Amount
Stock options exercised(i)	**908,056**	**$ 14.0**	821,439	$ 5.9
Stock dividend payments	**86,048**	**2.9**	54,375	1.7
Shares repurchased	**(751,000)**	**(4.2)**	(1,281,275)	(7.2)
Issued for cash	**6,247**	**0.2**	5,042	0.2
	249,351	**$ 12.9**	(400,419)	$ 0.6

(i) Including the exercise of options under the stock appreciation rights plan until June 30, 2002.

During the year ended March 31, 2004, 38,342 Class "B" common shares (2003—430,416) were converted into Class "A" non-voting shares and no Class "B" common shares (2003—100,000) were repurchased as part of the normal course issuer bid.

STOCK OPTIONS

The Corporation has a stock option plan for eligible employees and non-employee directors of the Corporation, under which Class "A" non-voting shares of the Corporation may be purchased at a price equal to the market price of the Class "A" non-voting shares at the date of the granting of the option. Effective June 30, 2002, the plan was amended to terminate the stock appreciation rights ("SAR")

MOLSON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2004, 2003 and 2002

(In millions of Canadian dollars, except share and per share amounts)

17. Capital Stock (Continued)

associated with the plan so that each outstanding award consists solely of stock options. Previously, the employee had the option of either exercising the option to purchase the shares or the SAR. The SAR entitled the employee to receive shares with a value equal to the difference between the exercise and market price. The options vest over a period of two, three, four or five years and are exercisable for a period not to exceed ten years from the date of the grant. At March 31, 2004, there were 5,340,069 stock options outstanding (2003—5,400,093) and 1,621,313 stock options available (2003—2,469,345) for future grants. During the year, the Corporation granted 1,369,800 stock options (2003—953,200) at exercise prices ranging between $30.63 and $36.96 (2003—$29.43 and $36.79).

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the year: dividend yield of 1.6% (2003—2.0%); expected volatility of 25.5% (2003—24.3%); risk-free interest rate of 4.4% (2003—5.0%); and an expected life of 6 years (2003—6 years). The weighted average fair value of options granted in the year is $9.09 per share (2003—$9.50).

A summary of the status of the Corporation's stock option plan as at March 31, 2004 and 2003 and of changes during the years ending on those dates is presented below:

	2004		2003	
	Stock options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price
Outstanding at beginning of year	**5,400,093**	**$19.34**	5,586,892	$15.43
Granted	**1,369,800**	**$32.09**	953,200	$35.25
Exercised	**(908,056)**	**$15.40**	(995,224)	$12.58
Forfeited	**(521,768)**	**$25.53**	(144,775)	$19.60
Outstanding at end of year	**5,340,069**	**$22.68**	5,400,093	$19.34

The following table summarizes information on stock options outstanding at March 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding at March 31, 2004	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Exercisable at March 31, 2004	Weighted Average Exercise Price
$9.65—$15.07	2,186,352	4.9	$ 11.25	1,829,683	$10.99
$15.08—$25.93	672,917	7.0	$ 22.60	96,350	$22.63
$25.94—$31.36	995,500	8.9	$ 30.50	10,500	$31.03
$31.37—$36.96	1,485,300	8.7	$ 34.28	135,143	$36.15
	5,340,069	7.0	$ 22.68	2,071,676	$13.27

(In millions of Canadian dollars, except share and per share amounts)

17. Capital Stock (Continued)

The following table summarizes information on stock options outstanding at March 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding at March 31, 2003	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Exercisable at March 31, 2003	Weighted Average Exercise Price
$9.65—$15.07	2,934,268	5.9	$ 11.61	1,425,517	$11.43
$15.08—$25.93	1,104,875	8.1	$ 22.13	140,300	$22.05
$25.94—$31.36	592,750	9.1	$ 30.33	5,500	$28.89
$31.37—$36.79	768,200	9.2	$ 36.40	9,064	$33.82
	5,400,093	7.2	$ 19.34	1,580,381	$12.56

At March 31, 2004, 1,621,313 Class "A" non-voting shares (2003—2,469,345) were available for granting further options and 802,741 Class "A" non-voting shares (2003—895,036) were available for optional stock dividends and the share purchase plan.

OTHER STOCK-BASED COMPENSATION

The Corporation's MESOP contributions of $1.7 (2003—$1.6) were charged to earnings during the year.

As of March 31, 2004, 167,451 DSU's (2003—151,115) are outstanding. For the year ended March 31, 2004, $0.4 (2003—$0.7) was charged to earnings representing the accrual for services provided in the period which were paid with the issuance of DSU's.

18. Commitments and Contingencies

The following table represents minimum lease payments for operating lease obligations:

Fiscal Year	Minimum Lease Payments
2005	$ 23.7
2006	19.4
2007	15.6
2008	10.0
2009	7.5
Thereafter	39.0
Total	$115.2

At March 31, 2004, the Corporation had outstanding letters of credit totalling $73.9 (2003—$84.5). Kaiser is party to a number of claims from the Brazilian tax authorities. The Corporation records liabilities for known tax contingencies when, in the judgement of the Corporation, based on review from both internal and external counsel, it is probable that a liability has been incurred. It is reasonably

(In millions of Canadian dollars, except share and per share amounts)

18. Commitments and Contingencies (Continued)

possible that actual amounts payable resulting from assessments by tax authorities could be materially different from the liabilities the Corporation has recorded due to the complex nature of tax legislation (note 15).

The Corporation has given certain undertakings to the lenders of the purchaser of the Montréal Canadiens and the Bell Centre, such that, in the event that the purchaser is unable to meet its obligations, Molson would exercise control over the entity that owns the entertainment business and the Montréal Canadiens at predetermined conditions, subject to National Hockey League approval. The obligations of the purchaser to such lenders at March 31, 2004 were $92.0 (2003—$92.0).

The Corporation and another shareholder of BRI could be required to accelerate the terms of certain payment arrangements sufficient to satisfy their proportionate share of any default on the $200.0 (2003—$200.0) debentures of BRI.

The Corporation is a guarantor of a 99-year lease arrangement related to the land on which the Bell Centre has been constructed. Annual lease payments in fiscal 2004 amounted to $3.2 (2003—$2.2) and are based on prevailing interest rates and changes in the Consumer Price Index.

The Corporation is also subject to certain legal claims arising in the normal course of business, none of which is expected to materially affect the financial results of the Corporation.

19. Employee Future Benefits

The Corporation has a number of pension plans, of both a contributory and non-contributory nature, which cover certain employees. The majority of pension plans provide defined benefits. The Corporation also has postemployment benefit obligations for certain retired employees.

The components of the Corporation's benefit expense include the following:

	Pension Plans			Other Benefit Plans		
	2004	2003	2002	**2004**	2003	2002
Defined benefit plans						
Benefits earned during the year	**$13.6**	$11.2	$ 8.5	**$2.1**	$1.9	$1.5
Interest cost on benefit obligation	**53.2**	52.8	53.3	**7.3**	7.0	6.7
Return on plan assets	**(55.4)**	(56.0)	(57.1)	**—**	—	—
Other	**5.4**	1.0	0.3	**0.2**	—	—
	16.8	9.0	5.0	**9.6**	8.9	8.2
Defined contribution plans	**3.9**	3.6	3.9	**—**	—	—
Benefit expense	**$20.7**	$12.6	$ 8.9	**$9.6**	$8.9	$8.2

MOLSON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2004, 2003 and 2002

(In millions of Canadian dollars, except share and per share amounts)

19. Employee Future Benefits (Continued)

The actuarial determinations were based on the following assumptions in each year:

	2004	2003	2002
Assumed discount rate—year end	**6.0%**	6.3%	6.5%
Expected long-term rate of return on plan assets	**7.5%**	7.5%	7.5%
Rate of increase in future compensation	**3.0%**	3.0%	3.0%
Rate of increase in future government benefits	**2.5%**	2.5%	2.5%

The health care cost trend rates used in 2004 were 6.5% (2003—7.0%, 2002—7.5%) for medical, which is reduced 0.5% (2003 and 2002—0.5%) per year until 2007, and 5.0% (2003 and 2002—5.0%) thereafter.

The following information pertains to the Corporation's defined benefit pension plans and other benefit plans:

	Pension Plans		Other Benefit Plans	
	2004	2003	2004	2003
Plan obligation				
Accrued benefit obligation at beginning of year	**$ 862.7**	$ 824.4	**$ 117.1**	$ 108.0
Current service cost	**16.7**	14.4	**2.1**	1.9
Interest cost	**53.2**	52.8	**7.3**	7.0
Benefits paid	**(66.5)**	(56.1)	**(4.4)**	(4.4)
Plan amendment(i)	**78.5**	—	**—**	—
Actuarial losses and other costs	**48.1**	27.2	**4.2**	4.6
Balance, end of the year	**$ 992.7**	$ 862.7	**$ 126.3**	$ 117.1
Plan assets				
Market value at beginning of year	**$ 676.0**	$ 749.1	**$ —**	$ —
Actual return of plan assets	**89.7**	(46.7)	**—**	—
Employer contributions	**34.8**	26.5	**4.4**	4.4
Employee contributions	**3.6**	3.2	**—**	—
Benefits paid	**(66.5)**	(56.1)	**(4.4)**	(4.4)
Balance, end of the year	**$ 737.6**	$ 676.0	**$ —**	$ —
Plan surplus (deficit)				
Funded status	**$(255.1)**	$(186.7)	**$(126.3)**	$(117.1)
Unamortized net actuarial losses	**254.8**	247.2	**18.7**	15.2
Other unamortized past service costs	**82.1**	4.0	**—**	—
Other	**8.5**	7.3	**1.2**	1.1
Accrued benefit asset (liability)	**$ 90.3**	$ 71.8	**$(106.4)**	$(100.8)

(i) During fiscal 2004, the Corporation negotiated collective bargaining agreements at the Toronto, Montréal and Edmonton breweries which resulted in enhanced pension benefits and represents the Corporation's future obligation.

(In millions of Canadian dollars, except share and per share amounts)

19. Employee Future Benefits (Continued)

As at March 31, 2004, eight (2003—eight) of the Corporation's pension plans, included in the above table, had an unfunded obligation of $280.7 (2003—$215.0) with an accrued benefit obligation of $949.7 (2003—$824.1) and plan assets with a fair value of $669.0 (2003—$609.1).

As at March 31, 2004, approximately 71% (2003—66%) of all pension plan assets were invested in equities and 27% (2003—34%) in fixed income securities and 2% (2003—nil) in cash.

20. Related Party Transactions

In the ordinary course of business, the Corporation enters into transactions with related parties. All related party transactions are recorded at their exchange amounts. In Ontario and the western provinces, Molson Canada distributes its products and incurs distribution costs through sales to its equity-accounted provincial distribution companies. Included in cost of sales, selling and administrative costs in the consolidated statements of earnings are distribution and other costs of $158.9 (2003—$166.5, 2002—$160.1) charged by the equity-accounted provincial distribution companies.

Included in accounts receivable as at March 31, 2004 were amounts of $9.5 receivable (2003—$8.2 payable) from the equity-accounted provincial distribution companies.

21. Unrealized Translation Adjustments

Unrealized translation adjustments, which arise on the translation to Canadian dollars of assets and liabilities of foreign, self-sustaining operations at period-end exchange rates, resulted in a cumulative loss of $340.3 (2003—$363.2) at March 31, 2004. The change in the current year reflects the relative strengthening during fiscal 2004 of the Brazilian real against the Canadian dollar.

22. Segment Disclosures

The Corporation's business is producing and marketing beer and other malt-based beverages. Its business units are located in three main geographic regions: Canada, Brazil and the United States.

These segments are managed separately since they all require specific market strategies. The Corporation assesses the performance of each segment based on operating income or earnings before interest and income taxes ("EBIT"). Accounting policies relating to each segment are identical to those used for purposes of the consolidated financial statements. Management of net interest expense and

MOLSON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2004, 2003 and 2002

(In millions of Canadian dollars, except share and per share amounts)

22. Segment Disclosures (Continued)

income tax expense are centralized and, consequently, these expenses are not allocated among operating groups. Inter-segment revenues reflect transactions made on an arms-length basis.

	Canada			Brazil			United States			Consolidated		
Statement of earnings information	**2004**	**2003**	**2002**	**2004**	**2003**	**2002**	**2004**	**2003**	**2002**	**2004**	**2003**	**2002**
Revenues from external customers	**2,659.3**	2,628.3	2,520.1	**737.9**	816.0	224.0	**75.6**	84.9	86.7	**3,472.8**	3,529.2	2,830.8
Inter-segment revenues	**39.1**	41.2	32.6	**7.4**	—	—	—	—	—	**46.5**	41.2	32.6
EBIT	**544.7**(i)	481.7(ii)	330.4(iv)	**(65.6)**(i)	37.2(iii)	(2.9)	**(3.2)**	(6.3)	(5.7)	**475.9**	512.6	321.8
Amortization of capital assets												
Amortization of property, plant and equipment	**43.6**	44.7	47.2	**18.8**	19.4	7.4	**0.1**	0.2	—	**62.5**	64.3	54.6
Amortization of intangible assets	—	—	—	**0.6**	0.6	—	—	—	—	**0.6**	0.6	—

	Canada		Brazil		United States		Consolidated	
Balance sheet information	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Assets	**2,560.8**	2,557.3	**1,211.6**	1,185.1	**158.2**	161.7	**3,930.6**	3,904.1
Goodwill	**198.0**	198.0	**591.6**(v)	572.4(v)	—	—	**789.6**	770.4
Additions to capital assets	**59.7**	65.5	**28.3**	20.3	—	0.1	**88.0**	85.9

(i) Includes a $7.0 gain on sale of a property in Canada and a provision for rationalization of $43.3 in Brazil.

(ii) Restated by $3.7 to reflect previously disclosed stock option expense.

(iii) Includes the gain on sale of 20% of Molson's operations in Brazil of $64.2 and a provision for rationalization of $63.5

(iv) Includes a provision for rationalization of $50.0.

(v) The change in the book value of goodwill reflecting the fluctuation of the Brazilian real in relation to the Canadian dollar was $19.2 (2003—($210.9).

23. Comparative Figures

Certain comparative figures have been restated to conform to the current year's basis of presentation.

24. U.S. GAAP Reconciliation

The Corporation's consolidated financial statements have been prepared in accordance with Canadian GAAP. The tables that follow are a reconciliation of the significant differences relating to the

24. U.S. GAAP Reconciliation (Continued)

statement of earnings and total shareholders' equity reported between Canadian GAAP and U.S. GAAP for the last two years as permitted by the U.S. Securities and Exchange Commission.

Reconciliation of net earnings	2004	2003
	(In millions of Canadian dollars, except per share amounts)	
Canadian GAAP—Net earnings	**$ 237.0**	$ 308.7
Adjustments		
Employee future benefits(i)	**0.2**	(2.0)
Capitalized interest on property, plant and equipment(ii)	**2.5**	3.0
Derivative instruments(iii)	**17.3**	(16.8)
Stock option expense(iv)	**5.2**	3.7
Stock appreciation rights(iv)	**(4.1)**	(7.1)
Deferred costs(v)	**(5.0)**	—
Tax effect of the above adjustments	**(4.2)**	3.5
Minority interest effect of the above adjustments(vii)	**(0.4)**	1.1
U.S. GAAP—Net earnings	**248.5**	294.1
Other comprehensive earnings (loss) items		
Change in unrealized translation adjustment	**22.9**	(357.4)
Additional minimum liability for pensions(i)	**(8.9)**	(136.8)
Tax effect of additional minimum liability for pensions	**3.0**	45.7
Comprehensive earnings (loss)	**$ 265.5**	$ (154.4)
Canadian GAAP net earnings per share—basic	**$ 1.86**	$ 2.42
Canadian GAAP net earnings per share—diluted	**$ 1.84**	$ 2.38
U.S. GAAP net earnings per share—basic	**$ 1.96**	$ 2.31
U.S. GAAP net earnings per share—diluted	**$ 1.93**	$ 2.27
Dividends per share	**$ 0.56**	$ 0.42
Average number of shares outstanding (millions)—basic	**127.1**	127.3
Average number of shares outstanding (millions)—diluted	**129.0**	129.5

Statements of accumulated other comprehensive loss	2004	2003
Unrealized translation adjustment	**$(340.3)**	$(363.2)
Additional minimum liability for pensions(i)	**(196.2)**	(187.3)
Tax effect of additional minimum liability for pensions	**65.6**	62.6
Accumulated other comprehensive loss	**$(470.9)**	$(487.9)

Reconciliation of total shareholders' equity	2004	2003
Canadian GAAP—Shareholders' equity	**$1,219.4**	$1,033.0
Adjustments		
Employee future benefits(i)	**(13.4)**	(13.6)
Capitalized interest on property, plant and equipment(ii)	**6.9**	4.4
Derivative instruments(iii)	**4.7**	(12.6)
Deferred costs(v)	**(5.0)**	—
Additional minimum liability for pensions(i)	**(196.2)**	(187.3)
Tax effect of the above adjustments	**65.0**	66.2
Minority interest effect of the above adjustments(vii)	**1.8**	2.2
U.S. GAAP—Shareholders' equity	**$1,083.2**	$ 892.3

MOLSON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended March 31, 2004, 2003 and 2002

(In millions of Canadian dollars, except share and per share amounts)

24. U.S. GAAP Reconciliation (Continued)

(i) **Employee future benefits**

The Corporation adopted the CICA Handbook Section 3461, "Employee Future Benefits" effective April 1, 2000 on a retroactive basis without restatement of prior year's financial statements. For the purposes of U.S. GAAP, the Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" and Statement of Financial Accounting Standards No. 106, "Employers Accounting for Post Retirement Benefits Other Than Pensions" require essentially the same accounting treatment as Section 3461, except for the implementation dates of the standards, with the U.S. standards effective 1987. Based on these different transition dates, differences arise related to the amortization of prior service costs and net actuarial gains and losses.

In addition, under U.S. GAAP, if the accumulated benefit obligation exceeds the market value of the plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability. Any portion of this additional liability that relates to unrecognized prior service cost is recognized as an intangible asset while the remainder is charged to other comprehensive income. Canadian GAAP has no such requirement and does not have the concept of comprehensive income.

(ii) **Capitalized interest on property, plant and equipment**

Under U.S. GAAP, interest expense allocable to long-term capital projects during construction is considered part of the project cost and as a result is capitalized using a weighted average interest rate. There is no such requirement under Canadian GAAP. For the year ended March 31, 2004 the adjustment for capitalized interest is expressed net of depreciation expense of $0.2 (2003—$0.1).

(iii) **Accounting for derivative instruments and hedging activities (SFAS No. 133 and SFAS No.149)**

U.S. GAAP requires a company to recognize all derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value whereas Canadian GAAP does not require derivatives qualifying as hedges to be presented in the balance sheet at fair values. Due to certain documentation and effectiveness testing criteria, none of the Corporation's derivative instruments qualify for hedge accounting under U.S. GAAP. The change in fair value of derivative contracts not qualifying for hedge accounting under U.S. GAAP is reported in net earnings.

The fair value of the Corporation's derivative instruments at March 31, 2004 was $4.7 (2003—$(12.6)).

(iv) **Stock options and stock appreciation rights**

Under Canadian GAAP, the Corporation accounts for stock options using the fair value method whereby it records as compensation expense the fair value of all stock options granted. Under U.S. GAAP, the Corporation follows APB No. 25 which does not require recognition of compensation expense when the option price at the date of grant is equal to the market price of the Corporation's shares.

(In millions of Canadian dollars, except share and per share amounts)

24. U.S. GAAP Reconciliation (Continued)

U.S. GAAP requires that the change in fair value of stock appreciation rights attached to stock options outstanding be expensed over the vesting period. There were no stock appreciation rights attached to options granted subsequent to April 1, 2002. On June 30, 2002, the Corporation cancelled the stock appreciation rights attached to the stock options resulting in a new measurement date under U.S. GAAP, with the total remaining value of the stock appreciation rights at that date to be expensed over the remaining vesting period of the underlying options.

(v) **Deferred costs**

Under Canadian GAAP, certain expenses can be deferred and amortized if they meet certain criteria. Under U.S. GAAP, these costs are expensed as incurred.

(vi) **Joint ventures**

Under Canadian GAAP, joint ventures are accounted for using the proportionate consolidation method, while under U.S. GAAP, joint ventures are accounted for under the equity method. Pursuant to an accommodation of the U.S. Securities and Exchange Commission, accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP if the required information is included in the Corporation's financial statements. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders' equity. See note 4—Joint Ventures for summarized financial information about joint ventures.

(vii) **Minority interest**

The minority interest adjustment represents the applicable impact of the U.S. GAAP adjustments on minority interest.

(viii) **Consolidated statements of cash flows**

U.S. GAAP requires inclusion of the financing activities associated with the securitization of accounts receivable as an operating activity.

U.S GAAP requires cash flows from discontinued operations to be reported in their respective activities as disclosed in note 8.

(ix) **Deferred Gain**

U.S. GAAP requires the deferred gain amounting to $32.5 (2003—$38.7), as described in note 15, to be presented as a reduction to the related property, plant and equipment.

(x) **Recent changes to accounting standards**

In 2003, the FASB amended Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46R"). FIN 46R requires that a variable interest entity ("VIE") be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities and/or is entitled to

(In millions of Canadian dollars, except share and per share amounts)

24. U.S. GAAP Reconciliation (Continued)

receive a majority of the VIE's residual returns. For Molson Inc., the requirements of FIN 46R apply in the fiscal year beginning on April 1, 2004.

The Corporation adopted FIN46R effective April 1, 2004 and was required to consolidate Brewers Retail Inc., Coors Canada Partnership and Molson USA. This resulted in an increase in the following balance sheet items at June 30, 2004: cash $57, accounts receivable $46, property, plant and equipment $222, accounts payable $50, long-term debt $200 and deferred liabilities $42. The Corporation estimates no material increase or decrease to these amounts if we applied FIN 46R at March 31, 2004.

A similar standard with a consistent financial statement impact will be required to be implemented in Canada with an effective date of November 1, 2004.

As indicated in note 1, the Corporation will be adopting the Accounting Guideline 13 effective April 1, 2004.

25. Subsequent Event

On July 21, 2004, the Corporation entered into an agreement with Adolph Coors Company ("Coors") to combine the two companies. The transaction is structured as a merger of equals by a plan of arrangement under the Canada Business Corporation Act whereby all of Molson's shares will be exchanged for shares of Coors common stock and/or exchangeable shares of Molson Coors Canada Inc., a subsidiary of Molson Coors Brewing Company. Coors will change its name to Molson Coors Brewing Company and its shares will be listed on the New York Stock Exchange and the Toronto Stock Exchange. The transaction is subject to shareholder and regulatory approval.

MOLSON INC.

CONSOLIDATED STATEMENTS OF EARNINGS—UNAUDITED

	Three months ended September 30		Six months ended September 30	
	2004	2003	2004	2003
	(In millions of Canadian dollars, except per share amounts)			
Sales and other revenues	**$ 924.6**	$969.8	**$1,831.9**	$1,866.2
Brewing excise and sales taxes	**250.2**	254.2	**482.5**	488.8
Net sales revenue	**674.4**	715.6	**1,349.4**	1,377.4
Costs and expenses				
Cost of sales, selling and administrative costs	**531.1**	533.6	**1,062.0**	1,030.2
Impairment charge (note 3)	**210.0**	—	**210.0**	—
Merger related costs and provisions for rationalization (note 4)	**19.4**	—	**19.4**	36.3
	760.5	533.6	**1,291.4**	1,066.5
Earnings (loss) before interest, income taxes and amortization	**(86.1)**	182.0	**58.0**	310.9
Amortization of capital assets	**17.9**	17.0	**35.3**	34.0
Earnings (loss) before interest and income taxes	**(104.0)**	165.0	**22.7**	276.9
Net interest expense	**22.6**	22.9	**42.9**	47.7
Earnings (loss) before income taxes	**(126.6)**	142.1	**(20.2)**	229.2
Income tax expense	**40.7**	46.2	**85.7**	88.6
Earnings (loss) before minority interest	**(167.3)**	95.9	**(105.9)**	140.6
Minority interest	**49.4**	0.6	**56.3**	10.6
Net earnings (loss)	**$(117.9)**	$ 96.5	**$ (49.6)**	$ 151.2
Net earnings (loss) per share				
Basic	**$ (0.92)**	$ 0.76	**$ (0.39)**	$ 1.19
Diluted	**$ (0.92)**	$ 0.75	**$ (0.39)**	$ 1.17

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS—UNAUDITED

	Six months ended September 30,	
	2004	2003
	(In millions of Canadian dollars)	
Retained earnings—beginning of year	**$818.5**	$676.8
Change in accounting policy (note 2)	**—**	(3.7)
Retained earnings—beginning of year, as restated	**818.5**	673.1
Net earnings (loss)	**(49.6)**	151.2
Cash dividends declared	**(37.5)**	(33.7)
Stock dividends declared	**(0.9)**	(1.8)
Excess of share repurchase price over weighted-average stated capital (note 7)	**—**	(20.4)
Retained earnings—end of period	**$730.5**	$768.4

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED BALANCE SHEETS

	September 30 2004	March 31 2004
	(Unaudited) (In millions of Canadian dollars)	
Assets		
Current Assets		
Cash	**$ 18.7**	$ 21.2
Accounts receivable	**144.7**	167.3
Inventories	**177.8**	177.4
Prepaid expenses	**33.0**	64.3
	374.2	430.2
Investments and other assets	**131.8**	129.7
Property, plant and equipment, net	**991.2**	1,022.4
Intangible assets, excluding goodwill (note 3)	**1,472.2**	1,558.7
Goodwill (note 3)	**644.8**	789.6
	$3,614.2	$3,930.6
Liabilities		
Current liabilities		
Accounts payable and accruals	**$ 444.1**	$ 459.8
Provision for rationalization costs (note 4)	**—**	—
Income taxes payable	**26.3**	29.0
Dividends payable	**19.2**	17.8
Future income taxes	**188.9**	171.8
Current portion of long-term debt (note 6)	**407.2**	347.0
	1,085.7	1,025.4
Long-term debt (note 6)	**585.7**	788.4
Deferred liabilities	**323.6**	359.1
Future income taxes	**415.9**	400.2
Minority interest	**78.9**	138.1
	2,489.8	2,711.2
Shareholders' equity		
Capital stock (note 7)	**737.2**	732.3
Contributed surplus	**12.3**	8.9
Retained earnings	**730.5**	818.5
Unrealized translation adjustments	**(355.6)**	(340.3)
	1,124.4	1,219.4
	$3,614.2	$3,930.6

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—UNAUDITED

	Three months ended September 30		Six months ended September 30	
	2004	2003	2004	2003
	(In millions of Canadian dollars)			
Operating activities				
Net earnings (loss)	**$(117.9)**	$ 96.5	**$(49.6)**	$ 151.2
Impairment charge (note 3)	**210.0**	—	**210.0**	—
Merger related costs and provisions for rationalization (note 4)	**19.4**	—	**19.4**	36.3
Amortization of capital assets	**17.9**	17.0	**35.3**	34.0
Future income taxes	**10.2**	15.0	**21.4**	31.0
Minority interest	**(49.4)**	(0.6)	**(56.3)**	(10.6)
Funding of deferred liabilities less than (in excess of) expense	**(17.8)**	2.5	**(37.2)**	(38.9)
Provided from (used for) working capital	**85.7**	108.6	**(4.3)**	(52.7)
Rationalization costs	**(1.4)**	(2.4)	**(1.4)**	(6.8)
Other	**(1.3)**	(1.9)	**0.2**	(4.2)
Cash provided from operating activities	**155.4**	234.7	**137.5**	139.3
Investing activities				
Additions to property, plant and equipment	**(10.2)**	(16.1)	**(14.3)**	(21.5)
Additions to investments and other assets	**(0.8)**	(2.2)	**(5.3)**	(3.7)
Proceeds from disposal of property, plant and equipment	**0.6**	1.0	**3.6**	15.4
Proceeds from disposal of investments and other assets	**—**	2.3	**0.5**	3.3
Cash used for investing activities	**(10.4)**	(15.0)	**(15.5)**	(6.5)
Financing activities				
Increase in long-term debt	**58.0**	264.0	**258.5**	345.3
Reduction in long-term debt	**(193.8)**	(434.6)	**(396.6)**	(469.4)
Securitization of accounts receivable	**14.0**	10.0	**48.0**	75.0
Shares repurchased (note 7)	**—**	(2.1)	**—**	(24.6)
Cash dividends paid	**(18.8)**	(17.1)	**(36.2)**	(31.1)
Proceeds from the exercise of stock options	**1.9**	2.2	**4.0**	9.5
Other	**0.1**	—	**0.2**	—
Cash used for financing activities	**(138.6)**	(177.6)	**(122.1)**	(95.3)
Increase (decrease) in cash from continuing operations	**6.4**	42.1	**(0.1)**	37.5
Increase (decrease) in net cash from discontinued operations (note 9)	**(2.1)**	5.5	**(2.4)**	0.8
Increase (decrease) in cash	**4.3**	47.6	**(2.5)**	38.3
Effect of exchange rate changes on cash	**(0.1)**	(0.8)	**—**	0.1
Cash, beginning of period	**14.5**	3.8	**21.2**	12.2
Cash, end of period	**$ 18.7**	$ 50.6	**$ 18.7**	$ 50.6

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended September 30, 2004 and 2003

(In millions of Canadian dollars, except share and per share amounts)

Note 1. Significant Accounting Policies

These interim consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in note 1 of the consolidated financial statements for the year ended March 31, 2004, except as noted below. They do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2004 of Molson Inc.'s 2004 Annual Report. These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) and do not provide all disclosures required in accordance with U.S. GAAP. These differences are described in Note 12.

Note 2. Change in Accounting Policies

Effective April 1, 2004 the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 13 "Hedging Relationships", which establishes certain conditions regarding when hedge accounting may be applied. The relevant hedging relationships will be subject to an effectiveness test on a regular basis for reasonable assurance that it is and will continue to be effective. Under these rules, any derivative instrument that does not qualify for hedge accounting will be reported on a mark-to-market basis in earnings.

Effective April 1, 2002, the Corporation adopted, on a prospective basis, the CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Effective April 1, 2003, the Corporation began to expense the cost of stock option grants, with a restatement of the prior period. The Corporation determines the cost of all stock options granted since April 1, 2002 using a fair value method. This method of accounting uses an option pricing model to determine the fair value of stock options granted and the amount is amortized over the period in which the related employee services are rendered. Opening retained earnings for fiscal 2004 was reduced by $3.7 reflecting the full year effect of fiscal 2003 stock option expense.

Note 3. Impairment Charge

During the current quarter the Corporation determined that the fair value of the Brazil intangible assets had decreased below book value. Accordingly, the Corporation recorded an impairment charge of $210.0 ($168.0 after minority interest) which reduces the goodwill by $130.0 ($104.0 after minority interest) and brand names by $80.0 ($64.0 after minority interest).

Note 4. Merger Related Costs and Provisions for Rationalization

On July 21, 2004, the Corporation entered into an agreement with Adolph Coors Company ("Coors") to combine the two companies. As a result of the proposed merger, $16.0 in costs were incurred in the current quarter and consist mainly of investment banking, legal and accounting fees. In addition, the Corporation recorded a charge for provisions for rationalization of $3.4, of which $1.2 relates to a sales center closure in Brazil and $2.2 relates to the previously announced reorganization in Canada.

(In millions of Canadian dollars, except share and per share amounts)

Note 4. Merger Related Costs and Provisions for Rationalization (cont'd)

During the first quarter of fiscal 2004, the Corporation recorded a charge of $43.3 relating to the closure of the Ribeirão Preto plant in Brazil represented by a $37.5 write-down of fixed assets to net recoverable amount and employee severance and other closure costs of $5.8. There is no remaining accrual.

Also in the first quarter of fiscal 2004, the Corporation completed a sale of a residual property adjacent to the Barrie brewery. A pre-tax gain of $7.0 was recorded in the provision for rationalization line in the statement of earnings which is consistent with the original Barrie plant closure provision.

Note 5. Earnings per Share

The following is a reconciliation of the weighted-average shares outstanding for basic and diluted earnings per share computations for net earnings (loss):

	Three months ended September 30		Six months ended September 30	
	2004	**2003**	**2004**	**2003**
Net earnings (loss)	**$(117.9)**	$ 96.5	**$ (49.6)**	$151.2
Weighted average number of shares outstanding—(millions)				
Weighted average number of shares outstanding—basic	**127.7**	127.1	**127.6**	127.0
Effect of dilutive securities	**—**	2.1	**—**	2.1
Weighted average number of shares outstanding—diluted	**127.7**	129.2	**127.6**	129.1

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. Under this method, the proceeds from the potential exercise of such stock options are assumed to be used to purchase Class A non-voting shares. For the three and six months ended September 30, 2004, no dilution impact was calculated due to the net loss incurred. During the first six months of fiscal 2004, options to purchase 647,450 Class A non-voting shares were not included in the calculation of diluted earnings per share as the exercise price exceeded the average market price of the shares in the six-month period.

Note 6. Long-term Debt

The Corporation had a $50.0 364-day revolving credit facility that expired on September 14, 2004 which the Corporation did not renew. There were no amounts drawn on this facility.

The floating rate note program is an agreement under which the Corporation and the placement agent may agree to issue debt under terms and conditions that are only determined at the time of placement of the debt. As such, the Corporation's term loan and the $250.0 floating rate notes are classified as current liabilities. It is the Corporation's intention to refinance this debt with either a new

(In millions of Canadian dollars, except share and per share amounts)

Note 6. Long-term Debt (cont'd)

term loan or through the medium-term note program. On October 19, 2004, the one year $50.0 floating rate note matured and was refinanced using the term loan credit facility.

On September 16, 2004, a third party bank exercised its right to cancel the interest rate swap which converted $100.0 of the Corporation's floating rate note maturing September 16, 2005 to a fixed rate. The Corporation also has an interest rate swap for $100.0 which converted the Molson Canada debenture due June 2, 2008 with a fixed rate of 6.0% to a variable rate.

Note 7. Capital Stock

The total number of Class A non-voting and Class B common shares outstanding at September 30, 2004 were 127,733,389 (127,110,143 at September 30, 2003) consisting of 105,357,713 (104,662,423 at September 30, 2003) Class A non-voting shares and 22,375,676 (22,447,720 at September 30, 2003) Class B common shares.

For the three-month and six-month period ended September 30, 2004, the Corporation did not repurchase any Class A non-voting or Class B common shares. In the three-month period ended September 30, 2003, the Corporation repurchased 60,300 Class A non-voting shares at a price of $34.99 per share and no Class B common shares as per the previously announced normal course issuer bid. In the six-month period ended September 30, 2003, the Corporation repurchased 751,000 Class A non-voting shares at prices ranging between $32.15 and $34.99 and no Class B common shares. In fiscal 2004, of the total amount of $24.6 repurchased, $4.2 was charged to capital stock based on the weighted-average stated capital with the excess of $20.4 being charged to retained earnings.

STOCK-BASED COMPENSATION

The Corporation has a stock option plan for eligible employees and non-employee directors of the Corporation, under which Class A non-voting shares of the Corporation may be purchased at a price equal to the market price of the common shares at the date of granting of the option. The options vest over a period of two, three, four or five years and are exercisable for a period not to exceed ten years from the date of the grant. At September 30, 2004, there were 5,869,580 (2003—5,390,800) stock options outstanding and 860,726 (2003—1,863,813) stock options available for future grants. During the first six months of fiscal 2005, the Corporation granted 1,055,200 (2004—922,800) stock options at an exercise price of $31.44 and $33.21 (2004—ranging between $32.31 and $34.46).

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the six-month period: dividend yield of 1.4% (2003—1.6%); expected volatility of 24.7% (2003—25.5%), risk-free interest rate of 4.2% (2003—4.4%); and an expected life of 6 years (2003—6 years). The weighted average fair value of options granted in the six-month period is $8.84 (2003—$9.28) per share.

The Corporation has recorded $3.4 (2003—$2.8) related to stock option expense for the six months ended September 30, 2004.

The Corporation's contributions to the employee share ownership plan ("MESOP") of $0.8 (2003—$0.9) were charged to earnings during the six-month period ended September 30, 2004.

MOLSON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

For the six months ended September 30, 2004 and 2003

(In millions of Canadian dollars, except share and per share amounts)

Note 7. Capital Stock (cont'd)

As at September 30, 2004, 134,191 (2003—159,675) Deferred Share Units ("DSU's") are outstanding. For the six-month period ended September 30, 2004, $0.7 (2003—$0.3) was charged to earnings representing the accrual for services provided in the period which were paid with the issuance of DSU's.

Note 8. Segment Disclosures

The Corporation's business is producing and marketing beer and other malt-based beverages. Its business units are located in three main geographic regions: Canada, Brazil and the United States.

These segments are managed separately since they all require specific market strategies. The Corporation assesses the performance of each segment based on operating income or EBIT. Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Management of interest expense and income tax expense are centralized and, consequently, these expenses are not allocated among operating groups. Inter-segment revenues reflect transactions made on an arms-length basis.

Statement of earnings information	Canada		Brazil		United States		Consolidated	
Three months ended September 30	2004	2003	2004	2003	2004	2003	2004	2003
Revenues from external customers	**744.1**	768.8	**162.0**	179.7	**18.5**	21.3	**924.6**	969.8
Inter-segment revenues	**9.1**	10.8	**1.6**	2.8	**—**	—	**10.7**	13.6
EBIT	**135.0(i)**	161.1	**(237.6)(ii)**	5.1	**(1.4)**	(1.2)	**(104.0)**	165.0
Amortization of capital assets								
Amortization of property, plant and equipment	**12.2**	12.0	**5.6**	4.8	**—**	—	**17.8**	16.8
Amortization of intangible assets	**—**	—	**0.1**	0.2	**—**	—	**0.1**	0.2

Statement of earnings information	Canada		Brazil		United States		Consolidated	
Six months ended September 30	2004	2003	2004	2003	2004	2003	2004	2003
Revenues from external customers	**1,477.9**	1,495.7	**311.8**	327.2	**42.2**	43.3	**1,831.9**	1,866.2
Inter-segment revenues	**20.4**	21.8	**4.6**	5.4	**—**	—	**25.0**	27.2
EBIT	**289.4(i)**	320.1(iii)	**(264.4)(ii)**	(41.4)(iv)	**(2.3)**	(1.8)	**22.7**	276.9
Amortization of capital assets								
Amortization of property, plant and equipment	**23.8**	23.7	**11.2**	9.9	**—**	0.1	**35.0**	33.7
Amortization of intangible assets	**—**	—	**0.3**	0.3	**—**	—	**0.3**	0.3

Balance sheet information As at September 30, 2004	Canada	Brazil	United States	Consolidated
Assets	**2,523.1**	**934.9**	**156.2**	**3,614.2**
Goodwill	**198.0**	**446.8**	**—**	**644.8**
Additions to capital assets	**10.1**	**4.1**	**0.1**	**14.3**

(i) Includes $16.0 of merger related costs and a $2.2 charge for rationalization costs.

MOLSON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

For the six months ended September 30, 2004 and 2003

(In millions of Canadian dollars, except share and per share amounts)

Note 8. Segment Disclosures (cont'd)

(ii) Includes an impairment charge of $210.0 and a charge for rationalization costs of $1.2.

(iii) Includes a $7.0 gain on sale of a property.

(iv) Includes a provision for rationalization of $43.3.

Note 9. Discontinued Operations

Cash used for discontinued operations of $2.1 ($5.5 source of cash in fiscal 2004) in the three month period and $2.4 ($0.8 source of cash in fiscal 2004) in the six month period were used for operating activities.

Note 10. Subsequent Event

As part of its continuing strategic review of the Brazilian operations, the Corporation will record a charge of approximately $50 against earnings in the coming quarters, relating to the closure of the Queimados brewery and organization right-sizing including sales centres.

On October 28, 2004, the Board of Directors of the Corporation approved the closure of the Queimados plant. The earnings charge relating to the plant closure, which is estimated at $35, will consist mainly of a fixed asset write down.

Note 11. Comparative Figures

Certain comparative figures have been restated to conform to the current period's basis of presentation.

MOLSON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended September 30, 2004 and 2003

(In millions of Canadian dollars, except share and per share amounts)

Note 12. U.S. GAAP Reconciliation

The Corporation's consolidated financial statements have been prepared in accordance with Canadian GAAP. The tables that follow are a reconciliation of the significant differences relating to the statement of earnings and total shareholders' equity reported between Canadian GAAP and U.S. GAAP.

Reconciliation of net earnings (loss)	Three months ended September 30		Six months ended September 30	
	2004	2003	2004	2003
	(In millions of Canadian dollars, except per share amounts)			
Canadian GAAP—Net earnings (loss)	**$(117.9)**	$ 96.5	**$(49.6)**	$151.2
Adjustments				
Employee future benefits(i)	**0.2**	0.1	**0.4**	0.1
Capitalized interest on property, plant and equipment(ii)	**0.6**	0.6	**1.4**	1.2
Derivative instruments(iii)	**(1.2)**	6.5	**(3.9)**	8.0
Stock option expense(iv)	**1.8**	1.4	**3.4**	2.8
Stock appreciation rights(iv)	**(0.4)**	(1.1)	**(0.8)**	(2.2)
Deferred costs(v)	**0.6**	—	**1.2**	—
Tax effect of the above adjustments	**0.7**	(1.6)	**0.9**	(1.2)
Minority interest effect of the above adjustments(viii)	**(0.5)**	(0.4)	**(0.4)**	(1.1)
U.S. GAAP—Net earnings (loss)	**(116.1)**	102.0	**(47.4)**	158.8
Other comprehensive earnings (loss) items				
Change in unrealized translation adjustment	**11.0**	(11.7)	**(15.3)**	43.4
Additional minimum liability for pension(i)	**—**	(2.2)	**31.4**	(4.4)
Tax effect of additional minimum liability for pensions	**—**	0.7	**(10.4)**	1.4
Comprehensive earnings (loss)	**$(105.1)**	$ 88.8	**$(41.7)**	$199.2
Canadian GAAP net earnings (loss) per share—basic	**$ (0.92)**	$ 0.76	**$(0.39)**	$ 1.19
Canadian GAAP net earnings (loss) per share—diluted	**$ (0.92)**	$ 0.75	**$(0.39)**	$ 1.17
U.S GAAP net earnings (loss) per share—basic	**$ (0.91)**	$ 0.80	**$(0.37)**	$ 1.25
U.S GAAP net earnings (loss) per share—diluted	**$ (0.91)**	$ 0.79	**$(0.37)**	$ 1.23
Dividends per share	**$ 0.15**	$ 0.14	**$ 0.30**	$ 0.28
Average number of shares outstanding (millions)—basic	**127.7**	127.1	**127.6**	127.0
Average number of shares outstanding (millions)—diluted	**127.7**	129.2	**127.6**	129.0

Statements of accumulated other comprehensive loss	As at September 30, 2004	2003
Unrealized translation adjustment	**$(355.6)**	$(319.8)
Additional minimum liability for pensions(i)	**(164.8)**	(191.7)
Tax effect of additional minimum liability for pensions	**55.2**	64.0
Accumulated other comprehensive loss	**$(465.2)**	$(447.5)

MOLSON INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

For the six months ended September 30, 2004 and 2003

(In millions of Canadian dollars, except share and per share amounts)

Note 12. U.S. GAAP Reconciliation (Continued)

Reconciliation of total shareholders' equity	As at September 30, 2004	2003
Canadian GAAP—shareholders' equity	**$1,124.4**	$1,180.5
Adjustments		
Employee future benefits(i)	**(13.0)**	(13.5)
Capitalized interest on property, plant and equipment(ii)	**8.3**	5.6
Derivative instruments(iii)	**0.8**	(4.6)
Deferred costs(v)	**(3.8)**	—
Additional minimum liability for pensions(i)	**(164.8)**	(191.7)
Tax effect of the above adjustments	**55.6**	66.4
Minority interest effect of the above adjustments(viii)	**1.4**	1.1
U.S. GAAP—shareholders' equity	**$1,008.9**	$1,043.8

(i) Employee future benefits

The Corporation adopted the CICA Handbook Section 3461, "Employee Future Benefits" effective April 1, 2000 on a retroactive basis without restatement of prior year's financial statements. For the purposes of U.S. GAAP, the Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" and Statement of Financial Accounting Standards No. 106, "Employers Accounting for Post Retirement Benefits Other Than Pensions" require essentially the same accounting treatment as Section 3461, except for the implementation dates of the standards, with the U.S. standards effective 1987. Based on these different transition dates, differences arise related to the amortization of prior service costs and net actuarial gains and losses.

In addition, under U.S. GAAP, if the accumulated benefit obligation exceeds the market value of the plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability. Any portion of this additional liability that relates to unrecognized prior service cost is recognized as an intangible asset while the remainder is charged to other comprehensive income. Canadian GAAP has no such requirement and does not have the concept of comprehensive income.

(ii) Capitalized interest on property, plant and equipment

Under U.S. GAAP, interest expense allocable to long-term capital projects during construction is considered part of the project cost and as a result is capitalized using a weighted average interest rate. There is no such requirement under Canadian GAAP. For the six months ended September 30, 2004 the adjustment for capitalized interest is expressed net of depreciation expense of $0.1 (2003—$0.1)

(iii) Accounting for derivative instruments and hedging activities (SFAS No. 133 and SFAS No.149)

U.S. GAAP requires a company to recognize all derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value whereas Canadian GAAP does not require derivatives qualifying as hedges to be presented in the balance sheet at fair values. For the purposes of U.S. GAAP, the Corporation has not applied hedge accounting for any of its derivative

(In millions of Canadian dollars, except share and per share amounts)

Note 12. U.S. GAAP Reconciliation (Continued)

financial instruments. The change in fair value of derivative contracts not qualifying for hedge accounting under U.S. GAAP is reported in net earnings.

The fair value of the Corporation's derivative instruments at September 30, 2004 were $0.8 (2003—$(4.6))

(iv) Stock option and stock appreciation rights

Under Canadian GAAP, the Corporation accounts for stock options using the fair value method whereby it records as compensation expense the fair value of all stock options granted. Under U.S. GAAP, the Corporation follows APB No. 25 which does not require recognition of compensation expense when the option price at the date of grant is equal to the market price of the Corporation's shares.

U.S. GAAP requires that the change in fair value of stock appreciation rights attached to stock options outstanding be expensed over the vesting period. There were no stock appreciation rights attached to options granted subsequent to April 1, 2002. On June 30, 2002, the Corporation cancelled the stock appreciation rights attached to the stock options resulting in a new measurement date under U.S. GAAP, with the remaining value of the stock appreciation rights at that date to be expensed over the remaining vesting period of the underlying options.

(v) Deferred costs

Under Canadian GAAP, certain expenses can be deferred and amortized if they meet certain criteria. Under U.S. GAAP, these costs are expensed as incurred.

(vi) Variable interest entities

The Financial Accounting Standards Board finalized FASB interpretation No.46R, Consolidation of Variable Interest Entities—An Interpretation of ARB51 (FIN 46R) in December 2003 effective for the Corporation for periods beginning April 1, 2004. FIN 46R expands the scope of ARB51 and can require consolidation of legal structures, called "variable interest entities (VIE's)." Once an entity is determined to be a VIE, the party with the controlling financial interest, the primary beneficiary, is required to consolidate it. The Corporation has investments in VIE's where management has determined that Molson is the primary beneficiary for purposes of FIN 46R.

Accordingly, Molson was required to consolidate three entities, Brewers Retail Inc., Coors Canada Partnership and Molson USA, effective April 1, 2004. Results of operations and financial position from prior year periods are not being restated as a result of the adoption of FIN46R. Both Coors Canada and Molson USA are proportionately consolidated under Canadian GAAP. As a result of applying consolidation accounting, the following balance sheet items would increase as follows: Cash $32, accounts receivable $27, property, plant and equipment $222, accounts payable $16, long-term debt $200 and deferred liabilities $42.

Note 12. U.S. GAAP *Reconciliation (Continued)*

(vii) Joint ventures

Under Canadian GAAP, joint ventures are accounted for using the proportionate consolidation method, while under U.S. GAAP, joint ventures are accounted for under the equity method. Pursuant to an accommodation of the U.S. Securities and Exchange Commission, accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP.

(viii)Minority interest

The minority interest adjustment represents the applicable impact of the U.S. GAAP adjustments on minority interest.

(ix) Consolidated statements of cash flows

U.S. GAAP requires inclusion of the financing activities associated with the securitization of accounts receivable as an operating activity.

U.S. GAAP requires cash flows from discontinued operations to be reported in their respective activities as disclosed in note 8.

(x) Deferred gain

U.S. GAAP requires the deferred gain amounting to $29.5 (2003—$35.6) that is classified with deferred liabilities, to be presented as a reduction to the related property, plant and equipment.

Annex S

Coors Financial Statements

MANAGEMENT'S REPORT TO SHAREHOLDERS

The preparation, integrity and objectivity of the financial statements and all other financial information included in this annual report are the responsibility of the management of Adolph Coors Company. The financial statements have been prepared in accordance with generally accepted accounting principles, applying estimates based on management's best judgment where necessary. Management believes that all material uncertainties have been appropriately accounted for and disclosed.

The established system of accounting procedures and related internal controls provide reasonable assurance that the assets are safeguarded against loss and that the policies and procedures are implemented by qualified personnel.

PricewaterhouseCoopers LLP, the Company's independent auditors, provide an objective, independent audit of the consolidated financial statements. Their accompanying report is based upon an examination conducted in accordance with generally accepted auditing standards, including tests of accounting procedures and records.

The Board of Directors, operating through its Audit Committee composed of independent, outside directors, monitors the Company's accounting control systems and reviews the results of the Company's auditing activities. The Audit Committee meets at least quarterly, either separately or jointly, with representatives of management, PricewaterhouseCoopers LLP, and internal auditors. To ensure complete independence, PricewaterhouseCoopers LLP and the Company's internal auditors have full and free access to the Audit Committee and may meet with or without the presence of management.

W. LEO KIELY, III
Chief Executive Officer, Adolph Coors Company
President and Chief Executive Officer,
Coors Brewing Company

TIMOTHY V. WOLF
Vice President and Chief Financial Officer,
Adolph Coors Company
Coors Brewing Company

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Adolph Coors Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Adolph Coors Company and its subsidiaries at December 28, 2003 and December 29, 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
March 11, 2004

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(IN THOUSANDS, EXCEPT FOR SHARE DATA)

	For the Years Ended		
	December 28, 2003	December 29, 2002	December 30, 2001
Sales—domestic and international (Note 2)	$ 5,387,220	$ 4,956,947	$ 2,842,752
Beer excise taxes	(1,387,107)	(1,180,625)	(413,290)
Net sales	4,000,113	3,776,322	2,429,462
Cost of goods sold (Note 2)	(2,586,783)	(2,414,530)	(1,537,623)
Gross profit	1,413,330	1,361,792	891,839
Other operating expenses:			
Marketing, general and administrative	(1,105,959)	(1,057,240)	(717,060)
Special charges, net	—	(6,267)	(23,174)
Total other operating expenses	(1,105,959)	(1,063,507)	(740,234)
Operating income	307,371	298,285	151,605
Other (expense) income:			
Gain on sales of distributorships	—	—	27,667
Interest income	19,245	21,187	16,409
Interest expense	(81,195)	(70,919)	(2,006)
Other income, net (Note 2)	8,397	8,047	4,338
Total other income (expense)	(53,553)	(41,685)	46,408
Income before income taxes	253,818	256,600	198,013
Income tax expense	(79,161)	(94,947)	(75,049)
Net income	174,657	161,653	122,964
Other comprehensive income, net of tax:			
Foreign currency translation adjustments	147,803	70,884	14
Unrealized gain (loss) on derivative instruments	282	15,358	(6,200)
Unrealized gain on available-for-sale securities	—	—	3,718
Minimum pension liability adjustment	(15,031)	(212,092)	(8,487)
Reclassification adjustments	4,235	4,993	(4,898)
Comprehensive income	$ 311,946	$ 40,796	$ 107,111
Net income per share—basic	$ 4.81	$ 4.47	$ 3.33
Net income per share—diluted	$ 4.77	$ 4.42	$ 3.31
Weighted average shares—basic	36,338	36,140	36,902
Weighted average shares—diluted	36,596	36,566	37,177

See notes to consolidated financial statements.

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	As of	
	December 28, 2003	December 29, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 19,440	$ 59,167
Accounts and notes receivable:		
Trade, less allowance for doubtful accounts of $12,413 and $14,334, respectively	618,053	600,263
Affiliates	38,367	41,429
Other, less allowance for doubtful accounts of $4,641 and $6,693, respectively	94,652	63,734
Inventories:		
Finished	91,214	86,372
In process	29,480	31,850
Raw materials	81,068	56,239
Packaging materials, less allowance for obsolete inventories of $1,879 and $2,069, respectively	7,723	10,210
Total inventories	209,485	184,671
Maintenance and operating supplies, less allowance for obsolete supplies of $12,939 and $12,032, respectively	28,512	30,488
Deferred tax asset	12,819	20,976
Other current assets, less allowance for obsolete advertising supplies of $1,093 and $923, respectively	57,520	53,168
Total current assets	1,078,848	1,053,896
Properties, net	1,450,785	1,380,239
Goodwill	796,420	727,069
Other intangibles, less accumulated amortization of $45,498 and $25,622, respectively	552,112	529,076
Investments in joint ventures, less accumulated amortization of $15,252 and $7,816, respectively (Note 2)	193,582	191,184
Long-term deferred tax asset	204,804	206,400
Long-term notes receivable, less allowance for doubtful accounts of $12,548 and $17,794, respectively	108,280	109,082
Other non-current assets	101,395	100,465
Total assets	$4,486,226	$4,297,411

See notes to consolidated financial statements.

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE INFORMATION)

	As of	
	December 28, 2003	December 29, 2002
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable:		
Trade	$ 359,402	$ 288,172
Affiliates	36,802	46,475
Accrued salaries and vacations	57,593	79,001
Taxes, other than income taxes	212,481	178,044
Accrued expenses and other liabilities	376,279	412,150
Short-term borrowings	21,309	101,654
Current portion of long-term debt	69,856	42,395
Total current liabilities	1,133,722	1,147,891
Long-term debt	1,159,838	1,383,392
Deferred tax liability	195,523	156,437
Deferred pension and post-retirement benefits	530,126	511,869
Other long-term liabilities	199,641	115,971
Total liabilities	3,218,850	3,315,560
Commitments and contingencies (Note 14)		
Shareholders' equity:		
Capital stock: (Note 10)		
Preferred stock, non-voting, no par value (authorized: 25,000,000 shares; issued and outstanding: none)	—	—
Class A common stock, voting, $0.01 par value at December 28, 2003 and no par value at December 29, 2003 (authorized, issued and outstanding: 1,260,000 shares)	13	1,260
Class B common stock, non-voting, $0.01 par value at December 28, 2003 and no par value at December 29, 2003 (authorized: 200,000,000 shares; issued and outstanding: 35,153,707 and 35,080,603, respectively)	352	8,352
Total capital stock	365	9,612
Paid-in capital	32,049	19,731
Unvested restricted stock	(681)	(1,009)
Retained earnings	1,231,802	1,086,965
Accumulated other comprehensive income (loss)	3,841	(133,448)
Total shareholders' equity	1,267,376	981,851
Total liabilities and shareholders' equity	$4,486,226	$4,297,411

See notes to consolidated financial statements.

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)

	For the Years Ended		
	December 28, 2003	December 29, 2002	December 30, 2001
Cash flows from operating activities:			
Net income	$ 174,657	$ 161,653	$ 122,964
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in net earnings of joint ventures	(65,542)	(54,958)	(43,630)
Distributions from joint ventures	70,900	66,616	39,453
Impairment charge and non-cash portion of special charges	—	—	6,591
Depreciation, depletion and amortization	236,821	227,132	121,091
Amortization of debt issuance costs and discounts	6,790	3,167	—
Gains on sales of securities	—	(4,003)	(4,042)
Gain on sale, net of loss on abandonment of properties and intangibles, net	(4,580)	(9,816)	(30,467)
Deferred income taxes	53,497	11,679	(19,176)
Gain/loss on FX fluctuations and derivative instruments	1,252	2,576	294
Tax benefit from equity compensation plans	412	3,410	4,366
Changes in current assets and liabilities (net of assets acquired and liabilities assumed in a business combination accounted for under the purchase method):			
Trade receivables	31,067	(254,425)	9,499
Trade payables	110,457	83,493	(27,544)
Inventory	(5,549)	39,210	(5,199)
Accrued expenses and other liabilities	(63,399)	(36,631)	28,863
Other	(2,645)	19,442	(9,667)
Net cash provided by operating activities	544,138	258,545	193,396
Cash flows from investing activities:			
Purchases of investments	—	—	(228,237)
Sales and maturities of investments	—	232,758	268,093
Additions to properties	(240,355)	(239,547)	(243,003)
Additions to intangible assets	(103)	(7,295)	(1,545)
Proceeds from sales of properties and intangible assets	16,404	27,357	63,529
Acquisition of CBL, net of cash acquired	—	(1,587,300)	—
Investment in Molson USA, LLC	(5,240)	(2,750)	(65,000)
Other	(630)	(7,561)	9,414
Net cash used in investing activities	(229,924)	(1,584,338)	(196,749)
Cash flows from financing activities:			
Issuances of stock under stock plans	2,491	15,645	10,701
Purchases of treasury stock	—	—	(72,345)
Dividends paid	(29,820)	(29,669)	(29,510)
Proceeds from issuance of debt	—	2,391,934	—
Net (payments) proceeds from short-term borrowings	(84,170)	331,333	—
Net proceeds on commercial paper	249,645	—	—
Payments on debt and capital lease obligations	(462,547)	(1,379,718)	—
Debt issuance costs	—	(10,074)	—
Change in overdraft balances	(32,992)	(27,783)	51,551
Other	—	—	759
Net cash (used in) provided by financing activities	(357,393)	1,291,668	(38,844)
Cash and cash equivalents:			
Net decrease in cash and cash equivalents	(43,179)	(34,125)	(42,197)
Effect of exchange rate changes on cash and cash equivalents	3,452	16,159	(431)
Balance at beginning of year	59,167	77,133	119,761
Balance at end of year	$ 19,440	$ 59,167	$ 77,133

See notes to consolidated financial statements.

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(IN THOUSANDS)

	Shares of common stock issued		Common stock issued		Paid-in capital	Unvested restricted stock	Retained earnings	Accumulated other comprehensive income (loss)	Total
	Class A	Class B	Class A	Class B					
Balances at December 31, 2000	**1,260**	**35,871**	**$ 1,260**	**$ 8,541**	**$ 11,332**	**$ (129)**	**$ 908,123**	**$ 3,262**	**$ 932,389**
Shares issued under stock plans, including related tax benefit		324		75	13,463	(651)	780		13,667
Amortization of restricted stock						183	(183)		
Purchases of stock		(1,506)		(357)	(24,795)		(47,193)		(72,345)
Other comprehensive income								(15,853)	(15,853)
Net income							122,964		122,964
Cash dividends—$0.72 per share							(29,510)		(29,510)
Balances at December 30, 2001	**1,260**	**34,689**	**1,260**	**8,259**	**—**	**(597)**	**954,981**	**(12,591)**	**951,312**
Shares issued under stock plans, including related tax benefit		392		93	19,731	(770)			19,054
Amortization of restricted stock						358			358
Other comprehensive income								(120,857)	(120,857)
Net income							161,653		161,653
Cash dividends—$0.80 per share							(29,669)		(29,669)
Balances at December 29, 2002	**1,260**	**35,081**	**1,260**	**8,352**	**19,731**	**(1,009)**	**1,086,965**	**(133,448)**	**981,851**
Reincorporation and par value change			(1,247)	(8,018)	9,265				—
Shares issued under stock plans, including related tax benefit		73		18	3,053	(164)			2,907
Amortization of restricted stock						492			492
Other comprehensive income								137,289	137,289
Net income							174,657		174,657
Cash dividends—$0.80 per share							(29,820)		(29,820)
Balances at December 28, 2003	**1,260**	**35,154**	**$ 13**	**$ 352**	**$ 32,049**	**$ (681)**	**$1,231,802**	**$ 3,841**	**$1,267,376**

See notes to consolidated financial statements.

ADOLPH COORS COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Summary of Significant Accounting Policies

Fiscal Year

Our fiscal year is a 52- or 53-week period ending on the last Sunday in December. Fiscal years ended December 28, 2003, December 29, 2002, and December 30, 2001, were all 52-week periods.

Principles of Consolidation

Our consolidated financial statements include our accounts and our majority-owned and controlled domestic and foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions are reasonable, based on information available at the time they are made. To the extent there are material differences between these estimates and actual results, our consolidated financial statements are affected.

Reclassifications

Certain reclassifications have been made to the 2002 and 2001 financial statements to conform to the 2003 presentation.

Revenue Recognition

Revenue is recognized in the Americas segment when product is shipped and the risk of loss transfers to our unrelated customers, which are principally independent distributors or wholesalers in the United States. Revenue is recognized in the Europe segment when product is received by our customers, who are principally independent retailers in the United Kingdom. In the United Kingdom, excise taxes are included in the purchase price from the vendor on beverages purchased from third parties for resale (factored brands business) and are included in our cost of goods sold when ultimately sold. We pass those costs onto our customers and include the related amounts in our net sales. The cost of various programs, such as price promotions, rebates and coupon programs are treated as a reduction of sales. Sales of products are for cash or otherwise agreed upon credit terms.

Outside of unusual circumstances, if product is returned, it is generally for failure to meet our quality standards, not caused by customer actions. Products that do not meet our high quality standards are returned and destroyed. We do not have standard terms that permit return of product. We estimate the costs for product returns and record those costs in cost of goods sold in the Consolidated Statements of Income each period. We reduce revenue at the value of the original sales price in the period that the product is returned.

Cost of Goods Sold

Our cost of goods sold includes beer raw materials, packaging materials (including promotional packaging), manufacturing costs, plant administrative support and overheads, and freight and warehouse costs (including distribution network costs). Distribution network costs include inbound and

outbound freight charges, purchasing and receiving costs, inspection costs, warehousing and internal transfer costs.

Equity Method Accounting

We generally apply the equity method of accounting to 20% -50% owned investments where we exercise significant influence. These investments primarily involve equity ownership in captive suppliers of goods and services for our business. These investments involve operations that manufacture bottles and cans for our Americas business and transportation services in Europe. They also include ventures that manufacture, distribute and sell Coors Light in Canada, Molson branded beers in the United States and Grolsch in the United Kingdom.

We own a 50.1% interest in a non-consolidated joint venture (Coors Canada) that we account for using the equity method of accounting due to the effective control of the partnership being shared equally by the partners under the operating agreement.

There are no related parties that own interests in our equity method investments.

Cost Method Investment

In 1991, we became a limited partner in the Colorado Baseball Partnership 1993, Ltd. (Baseball Partnership) for an investment of $10.0 million. This commitment was finalized upon the awarding of a National League Baseball franchise to Colorado in 1991. The initial investment as a limited partner has been paid and gave us a 17.1% interest in the partnership. We generally apply the cost method of accounting to less than 20% owned investments where we do not exercise significant influence. Our use of the cost method is in accordance with the provisions of Emerging Issues Task Force Topic D-46 (EITF D-46) "*Accounting for Limited Partnership Investments*" as we entered into the limited partnership agreement in 1991 prior to the effective date for the implementation of EITF D-46, which was to be applied to all limited partnership investments made after May 18, 1995. As a limited partner, we take no part in control, management, direction or operation of the affairs of the Baseball Partnership and have no power to bind the Baseball Partnership. Profit and loss from operations of the Baseball Partnership are allocated among the partners in accordance with their ownership ratios. We did not receive any cash distributions or income in 2003, 2002 or 2001. We believe that the carrying amount of our investment in the Baseball Partnership is not in excess of fair value.

In July 2003, Coors signed a $2.1 million promissory note with the Colorado Rockies Baseball Club. Each partner's loan amount was based on their ownership percentage. Ownership percentages in the partnership did not change. The note is due in 20 years and interest will be paid at 5% annually. The principal amount is recorded in Other Non-Current assets.

Marketing, General and Administrative

Our marketing, general and administrative expenses consist predominately of advertising, sales staff costs, and non-manufacturing administrative and overhead costs. The creative portion of our advertising activities is expensed as incurred. The costs to produce our advertising and promotional material are generally expensed when the advertising is first run. Cooperative advertising expenses are included in marketing, general and administrative costs. Advertising expense was $588.2 million, $586.2 million and $465.2 million for years 2003, 2002, and 2001, respectively. Prepaid advertising costs of $30.6 million ($13.0 million in current and $17.6 million in long-term) and $34.0 million ($12.5 million in current and $21.5 million in long-term) were included in Other current and Other non-current assets in the Consolidated Balance Sheets at December 28, 2003, and December 29, 2002, respectively.

Trade Loans

CBL extends loans to retail outlets that sell our brands. Some of these loans provide for no interest to be payable, and others provide for payment of a below market interest rate. In return, the retail outlets receive smaller discounts on beer and other beverage products purchased from us, with the net result being CBL attaining a market return on the outstanding loan balance. Trade loans receivables are classified as either other receivables or other non-current assets in our Consolidated Balance Sheets. At December 28, 2003, total loans outstanding, net of allowances, was $148.3 million.

We have reclassified a portion of beer revenue into interest income to reflect a market rate of interest on these notes. In 2003, this amount was $17.2 million. We have included this interest income in the Europe segment since it is related solely to the Europe business.

Allowance for Doubtful Accounts

In the Americas segment, our allowance for doubtful accounts and credit risk is insignificant as the majority of the Americas accounts receivable balance is generated from sales to independent distributors with whom collection occurs through electronic funds transfer. Also, in the Americas, we secure substantially all of our product sale credit risk with purchase money security interests in inventory and proceeds, personal guarantees and other letters of credit.

Because the majority of CBL sales are directly to retail customers, and because of the industry practice of making trade loans to customers, our ability to manage credit risk in this business is critical. At CBL, we provide allowances for trade receivables and trade loans associated with the ability to collect outstanding receivables from our customers. Generally, provisions are recorded to cover the full exposure to a specific customer at the point the account is considered uncollectible. At this time, we record the provision as a bad debt in Marketing, general and administrative expenses. Provisions are reversed upon recoverability of the account or relieved at the point an account is written off.

We are not able to predict changes in financial condition of our customers and, if circumstances related to our customers deteriorate, our estimates of the recoverability of our trade receivables and trade loans could be materially affected.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for substantially all inventories in the United States and on the first-in, first-out (FIFO) method in the United Kingdom. Current cost in the United States, determined on the FIFO method, exceeded LIFO cost by $38.6 million and $39.3 million at December 28, 2003 and December 29, 2002, respectively.

We regularly assess the shelf-life of our inventories and write off those inventories when it becomes apparent the product will not be sold within our freshness specifications.

Dispense Assets

CBL owns and maintains the dispense equipment in on-trade retail outlets. Dispense equipment, which moves the beer from the keg in the cellar to the glass, is capitalized at cost upon installation and depreciated on a straight-line basis over an average life of 7 years. Labor and materials used to install dispense equipment are capitalized and depreciated over 2 years. Dispense equipment awaiting installation is held in inventory and valued at the lower of cost or market. Ordinary repairs and maintenance are expensed as incurred.

Fair Value of Financial Instruments

The carrying amounts of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to the short-term maturity of these instruments. The fair value of long-term obligations for derivatives was estimated by discounting the future cash flows using market interest rates and does not differ significantly from the amounts reflected in the consolidated financial statements. The fair value of long-term debt exceeds the carrying value by approximately $86.5 million.

Foreign Currency Translation

Assets and liabilities recorded in foreign currencies that are the functional currencies for the respective operations are translated at the prevailing exchange rate at the balance sheet date. Revenue and expenses are translated at the average exchange rates during the period. Translation adjustments resulting from this process are reported as a separate component of Other comprehensive income.

Stock-Based Compensation

We account for employee stock options in accordance with Accounting Principles Board No. 25, "*Accounting for Stock Issued to Employees*" (APB No. 25). Accordingly, we do not recognize compensation expense related to employee stock options, since options are always granted at a price equal to the market price on the day of grant. See Footnote 6, Stock Option, Restricted Stock Award and Employee Award Plans, for additional information on our stock options.

We use the intrinsic value method allowed under APB No. 25 when accounting for our stock-based compensation. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation:

	Fiscal Year Ended		
	December 28, 2003	December 29, 2002	December 30, 2001
	(In thousands, except per share data)		
Net income, as reported	$174,657	$161,653	$122,964
Total stock-based compensation expense determined under fair value based methods for all awards, net of related tax effects	(10,312)	(12,059)	(16,544)
Proforma net income	$164,345	$149,594	$106,420
Earnings per share:			
Basic—as reported	$ 4.81	$ 4.47	$ 3.33
Basic—proforma	$ 4.52	$ 4.14	$ 2.88
Diluted—as reported	$ 4.77	$ 4.42	$ 3.31
Diluted—proforma	$ 4.48	$ 4.09	$ 2.86

Statement of Cash Flows Data

Cash equivalents represent highly liquid investments with original maturities of 90 days or less. The fair value of these investments approximates their carrying value. The following presents our supplemental cash flow information:

	For the fiscal years ended		
	December 28, 2003	December 29, 2002	December 30, 2001
		(In millions)	
Cash paid for interest	$78.5	$64.6	$ 7.6
Cash paid for income taxes	$30.7	$44.6	$83.2
Issuance of restricted and common stock, net of forfeitures	$ 0.1	$ 0.8	$ 0.6
Tax effect from exercise of stock options	$ 0.4	$ 3.4	$ 4.4

Recent Accounting Pronouncements

FASB Statement No. 132 Employers' Disclosures about Pensions and Other Postretirement Benefits (Revised 2003)

This standard revision is effective immediately and is reflected in Notes 7 and 8. While the standard does not change the accounting and measurement for pensions and other postretirement benefits, it does add new disclosures for the footnotes to the financial statements, including comparative information for prior periods presented. The disclosures are applicable to both pension and other postretirement plans. Key additional disclosures include:

- Plan assets by category.
- A narrative description of investment policies and strategies, including target allocation percentages.
- A narrative description of the basis used to determine the overall expected long-term rate-of-return on assets.
- Benefits expected to be paid in each of the next five years and the total for the five years thereafter.
- The employer's best estimate of the contributions expected to be made during the next fiscal year.
- Interim disclosures (in Form 10-Q) of net periodic benefit expense and significant revisions to employer contributions paid or expected to be paid. Companies with investments in "special purpose entities (SPEs)" were required to implement FIN 46R in 2003; however, companies with VIEs are permitted to implement in the first quarter of 2004.

FASB Interpretation No. 46R, Consolidation of Variable Interest Entities—An Interpretation of ARB51

The FASB finalized FIN 46R in December 2003. FIN 46R expands the scope of ARB51 and various EITFs and can require consolidation of legal structures, called *"variable interest entities (VIEs)."* Companies with investments in *"Special purpose entities (SPEs)"* were required to implement FIN46R in 2003; however, Companies with VIEs are permitted to implement in the first quarter of 2004. While we do not have SPEs, we do have VIEs that we have tentatively determined will qualify for consolidation. These include RMMC and RMBC. We plan to consolidate these VIEs in the first quarter of 2004. Although we believe our Grolsch and Coors Canada investments are VIEs, we are still evaluating whether we are the primary beneficiaries for these investments with respect to consolidation under

FIN 46. The most significant impact to our financial statements will be to add the plant assets of RMMC and RMBC, and totaling approximately $75 million and RMMC debt of approximately $45 million to our balance sheet. We anticipate minimal impact to our consolidated net income. Note 2 discusses our various equity method investments.

SEC Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition

SAB 104 was released in December 2003. SAB 104 updates interpretative guidance in the codification of staff accounting bulletins to provide consistent accounting guidance on revenue recognition. We adopted SAB 104 in December 2003 with no impact to our financial statements or our financial reporting.

Other New Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143, *"Accounting for Asset Retirement Obligations"* (SFAS No. 143), which is applicable to financial statements issued for fiscal years beginning after June 15, 2002. Under SFAS No. 143, the fair value of a liability for an asset retirement obligation would be recognized in the period in which the liability is incurred, with an offsetting increase in the carrying amount of the related long-lived asset. Over time, the liability would be accreted to its present value, and the capitalized cost would be depreciated over the useful life of the related asset. Upon settlement of the liability, an entity would either settle the obligation for its recorded amount or incur a gain or loss upon settlement. We adopted this statement effective December 30, 2002, the beginning of our 2003 fiscal year, with no material impact to our financial statements.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities"* (SFAS No. 149), which is applicable to contracts entered into or modified after June 30, 2003, and to hedging relationships designated after June 30, 2003. SFAS No. 149 amends Statement of Financial Accounting Standards No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* (SFAS No. 133) for decisions made as part of the Derivatives Implementation Group process, which required amendments to SFAS No. 133 in connection with financial instrument-related FASB projects and in connection with other issues that arose during the implementation phase of SFAS No. 133. The adoption of this statement on June 30, 2003, did not have a material impact on our financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,"* which is applicable to financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement requires that certain financial instruments that have previously been classified as equity but that have characteristics of both equity and liabilities, be classified as liabilities. These instruments include, but are not limited to, instruments that embody obligations to purchase or issue shares at the settlement date of an obligation. Our adoption of this statement did not have a material effect on our financial statements.

The FASB Staff issued FASB Staff Position (FSP) No. 106-1, *"Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,"* in December 2003. The FSP is effective for financial statements of fiscal years ended after December 7, 2003, coincident with the signing of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). The Act provides for, among other things, a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. While SFAS 106, *"Employers' Accounting for Postretirement Benefits Other Than Pensions"* explains the accounting treatment for retire health care plans, the guidance does not include the accounting for federal subsidies. FSP 106-1 permits companies to defer accounting for the Act under

SFAS 106 until such time as the effects on the companies' retirement obligations can be accurately predicted. Because our postretirement medical benefits do not include the features represented by the Act, we will not have any impact on our future financial statements as a result of the Act or the issuance of FSP 106-1.

2. Equity Method Investments

Non-Majority Owned Equity Investments

We have investments in affiliates that are non-majority owned and are accounted for using the equity method of accounting where we exercise significant influence. These investments aggregated $185.0 million and $184.8 million at December 28, 2003 and December 29, 2002, respectively. There are no related parties who own interests in our equity method investments.

Summarized condensed balance sheet information for our non-majority owned equity method investments are as follows:

	As of	
	December 28, 2003	December 29, 2002
	(In thousands)	
Current assets	$129,753	$129,977
Non-current assets	$175,770	$166,402
Current liabilities	$155,553	$138,658
Non-current liabilities	$ 43,385	$ 52,276

Summarized condensed income statement information for our non-majority owned equity method investments are as follows:

	For the fiscal years ended		
	December 28, 2003	December 29, 2002	December 30, 2001
		(In thousands)	
Net sales	$763,438	$652,051	$359,092
Gross profit	$104,205	$103,000	$ 61,722
Pre-tax income	$ 43,660	$ 39,088	$ 21,741
Company's equity in pre-tax income	$ 18,014	$ 17,956	$ 14,372

Molson USA, LLC

In January 2001, we entered into a joint venture partnership agreement with Molson and paid $65.0 million for a 49.9% interest in the joint venture. The venture's total assets are approximately $15.0 million at December 28, 2003. The joint venture, Molson USA LLC, was formed to import, market, sell and distribute Molson's brands of beer in the United States. Approximately $63.9 million of our initial investment was considered goodwill. Through December 30, 2001, the goodwill was being amortized on a straight-line basis over a life of 40 years, and the amortization expense was $1.6 million.

Our share of the net loss was approximately $2.6 million, $4.8 million and $2.2 million in 2003, 2002 and 2001, respectively. This net loss is included in other income, net on the accompanying Consolidated Statements of Income given the immateriality of these results. As a result of these operating losses, we have considered whether our investment is impaired under Accounting Principles Board Opinion No. 18, "*The Equity Method of Accounting for Investments in Common Stock*," using the discounted cash flow model and determined that it was not impaired. The recoverability of our investment in the joint venture will be further evaluated during 2004 as we reevaluate the assumptions used in the model based on our continued experience with this business. We have tentatively

determined that, while Molson USA is a variable interest entity as defined by FIN 46R, we are not the primary beneficiary of the entity. We believe our maximum exposure to loss over our required ownership period to be approximately $44 million.

Rocky Mountain Bottle Company

We have a 50% interest in a joint venture with Owens, RMBC, to produce glass bottles at our glass manufacturing facility. RMBC has a contract to supply our bottle requirements and Owens has a contract to supply the majority of our bottles for our bottle requirements not met by RMBC. On July 29, 2003, we signed a new agreement, effective August 1, 2003, with Owens relating to the operation of our joint venture and the production of glass bottles. The new agreement has a term of 12 years. In 2003, we purchased all of the bottles produced by RMBC, or approximately 1.1 billion bottles. At December 28, 2003, RMBC's total assets are $44.8 million.

Purchases under this supply agreement in 2003, 2002 and 2001 were approximately $86 million, $92 million and $92 million, respectively. Cash distributions received from this joint venture were $12.3 million, $18.2 million and $9.1 million in 2003, 2002 and 2001, respectively. Our share of net income from this partnership was $7.8 million, $13.2 million and $10.9 million in 2003, 2002 and 2001, respectively, and is included as a reduction of cost of goods sold on the accompanying Consolidated Statements of Income. We have tentatively determined that RMBC is a variable interest entity as defined in FIN 46R, and that we are the primary beneficiary of the entity. As a result, we intend to consolidate RMBC beginning in the first quarter of 2004. We anticipate minimal impact on consolidated results.

Rocky Mountain Metal Container

Effective January 1, 2002, we became an equal member with Ball Corporation (Ball) in a Colorado limited liability company, RMMC. Also effective on January 1, 2002, we entered into a can and end supply agreement with RMMC (the Supply Agreement), whereby we agreed to purchase substantially all of the can and end requirements for our Golden Brewery from the venture. On July 1, 2002, RMMC increased its debt obligations from $20 million to $50 million (such debt is not included on our Consolidated Balance Sheet). The proceeds have been used to finance planned capital improvements. RMMC's debt is secured by its various supply and access agreements with no recourse to CBC or Ball. At December 28, 2003, RMMC's total assets were $78.8 million and its debt outstanding was approximately $45 million.

Purchases under this supply agreement were approximately $206 million and $210 million in 2003 and 2002, respectively. Our share of net income from the limited liability company was approximately $0.1 million and $0.6 million in 2003 and 2002, respectively, that is included within cost of goods sold on the accompanying Consolidated Statements of Income. There were no distributions from the venture in 2003 or 2002. We have tentatively determined that RMMC is a variable interest entity as defined in FIN 46R and that we are the primary beneficiary of the entity. As a result, we intend to consolidate RMMC beginning in the first quarter of 2004. We expect minimal impact on consolidated results, although debt of approximately $45 million will be included in our Consolidated Balance Sheet.

Tradeteam

Tradeteam was formed in 1995 by CBL (then Bass Brewers Limited) and Exel Logistics. CBL has a 49.9% interest in this joint venture. Total assets of the venture are $129.4 million. The joint venture operates a system of satellite warehouses and a transportation fleet for deliveries between the CBL breweries and customers. Tradeteam also delivers products for other UK brewers. Purchases under this distribution agreement were approximately $157 million and $131 million in 2003 and 2002, respectively. We received $8.8 million and $8.4 million in distributions in 2003 and 2002, respectively.

Our share of the joint venture's pre-tax income was $9.1 million and $8.3 million in 2003 and 2002, respectively, which is recorded as other income in 2003 (given the immateriality of its results) and cost of goods sold in 2002 on the accompanying Consolidated Statements of Income. This change in presentation is due to a change in the entity from primarily a captive supplier of CBL to a supplier of CBL, as well as independent companies. We have tentatively determined that Tradeteam is not a variable interest entity as defined in FIN 46R.

Tradeteam had one uncommitted line of credit totaling 15 million GBP, or approximately $26.6 million based on foreign exchange rates at December 28, 2003. No amount was outstanding on this line of credit at December 28, 2003. We do not believe there is a significant exposure to loss in our current relationship over our expected ownership period.

Grolsch

CBL has a 49% interest in the joint venture company, Grolsch UK Limited (Grolsch). The Grolsch joint venture involves the marketing of Grolsch branded beer in the United Kingdom and Republic of Ireland. The majority of the Grolsch branded beer is manufactured by CBL, under a contract brewing arrangement with the joint venture. CBL sells the beer to the joint venture, which sells the beer back to CBL (for onward sale to customers) for a price equal to what it paid CBL, plus a marketing and overhead charge and a profit margin. Total assets of the Grolsch joint venture are $30.2 million. The profit margin is considered a royalty paid to the joint venture as the brand owner. We received $3.2 million and $2.6 million in distributions in 2003 and 2002, respectively. Our share of pre-tax income from the joint venture was $3.6 million and $2.0 million in 2003 and 2002, respectively, which is recorded as a reduction of cost of goods sold on the accompanying Consolidated Statements of Income. The joint venture contains provisions permitting the joint venture partner, Royal Grolsch N.V., subject to notice, to buy our interest in the joint venture. Although we believe Grolsch is a VIE, we are still evaluating whether we are the primary beneficiary of the Grolsch investment with respect to consolidation under FIN 46R.

Golden Properties

In 1992, we spun off our wholly owned subsidiary, ACX Technologies, Inc., which has subsequently changed its name to Graphic Packaging Corporation (GPC) and merged with an unrelated entity. The new entity is owned approximately 30% by various Coors family trusts. We are also a limited partner in a real estate development partnership (Golden Properties) in which a subsidiary of GPC is the general partner. The partnership owns, develops, operates and sells certain real estate previously owned directly by us. We received cash distributions of $0.5 million in 2002 as a return of our capital account. We did not receive any cash distributions in 2003. We were not entitled to any of the joint venture income in 2003, 2002 or 2001. We do not believe Golden Properties is a variable interest entity as defined in FIN 46R.

Majority-Owned, Non-Consolidated Equity Investment

We have an investment in Coors Canada, an affiliate that is majority-owned (50.1%), non-consolidated and is accounted for using the equity method of accounting. This investment aggregated $8.5 million and $6.4 million at December 28, 2003 and December 29, 2002, respectively. There are no related parties who own interests in this equity method investment.

Summarized condensed balance sheet information for our majority-owned equity method investment is as follows:

	As of	
	December 28, 2003	December 29, 2002
	(In thousands)	
Current assets	$22,840	$17,448
Non-current assets	$ 364	$ 266
Current liabilities	$ 6,171	$ 4,530
Non-current liabilities	$ —	$ —

Summarized condensed income statement information for our majority-owned equity method investments is as follows:

	For the years ended		
	December 28, 2003	December 29, 2002	December 30, 2001
		(In thousands)	
Net sales	$262,749	$213,373	$185,249
Gross profit	$139,191	$111,193	$115,489
Pre-tax income	$ 94,232	$ 73,856	$ 58,386
Equity in pre-tax income of majority-owned investments	$ 47,528	$ 37,002	$ 29,258

Coors Canada

Coors Canada, Inc. (CCI), a wholly owned subsidiary, formed a partnership, Coors Canada, with Molson to market and sell our products in Canada. Coors Canada began operations January 1, 1998. CCI and Molson have a 50.1% and 49.9% interest, respectively. CCI's investment in the partnership is accounted for using the equity method of accounting due to effective control of the partnership being shared equally by its partners. The partnership agreement has an indefinite term and can be canceled at the election of either partner. Under the partnership agreement, Coors Canada is responsible for marketing our products in Canada, while the partnership contracts with Molson for brewing, distribution and sales of these brands. Coors Canada receives an amount from Molson generally equal to net sales revenue generated from our brands less production, distribution, sales and overhead costs related to these sales. CCI received distributions from the partnership of a US dollar equivalent of approximately $46.7 million, $36.0 million and $27.9 million for 2003, 2002 and 2001, respectively. Our share of pre-tax income from this partnership, which was approximately $47.5 million in 2003, $37.0 million in 2002 and $29.2 million in 2001, is included in sales in the accompanying Consolidated Statements of Income. Although we believe Coors Canada is a VIE, we are still evaluating whether we are the primary beneficiary of the Coors Canada partnership with respect to consolidation under FIN 46R. We do not believe there is a significant exposure to loss in our current relationship over the expected ownership period.

The following summarizes own equity in investment pre-tax income.

Equity in pre-tax income of majority-owned investments	$47,528	$37,002	$29,258
Equity in pre-tax income of non-majority owned investments	$18,014	$17,956	$14,372
Total equity in pre-tax income of all equity investments	$65,542	$54,958	$43,630

3. Properties

The cost of properties and related accumulated depreciation, depletion and amortization consists of the following:

	As of	
	December 28, 2003	December 29, 2002
	(In thousands)	
Land and improvements	$ 173,116	$ 137,054
Buildings	741,384	681,584
Machinery and equipment	2,935,388	2,150,993
Natural resource properties	2,991	6,774
Software	252,360	227,353
Construction in progress	40,670	69,916
	4,145,909	3,273,674
Less accumulated depreciation, depletion and amortization	(2,695,124)	(1,893,435)
Net properties	$ 1,450,785	$ 1,380,239

Land, buildings and machinery and equipment are stated at cost. Depreciation is calculated principally on the straight-line method over the following estimated useful lives: buildings and improvements, 10 to 40 years; and machinery and equipment, 3 to 20 years. Certain equipment held under capital lease is classified as equipment and amortized using the straight-line method over the lease term. Lease amortization is included in depreciation expense. Expenditures for new facilities and improvements that substantially extend the capacity or useful life of an asset are capitalized. Start-up costs associated with manufacturing facilities, but not related to construction, are expensed as incurred. Ordinary repairs and maintenance are expensed as incurred.

Natural resource properties are leasehold interests in coal reserves which as depleted as revenue is recognized.

We capitalize certain software development costs that meet established criteria, in accordance with Statement of Position, "*Accounting for the Costs of Computer Systems Developed or Obtained for Internal Use*," (SOP 98-1). We amortize software costs over 3-5 years. During 2003, we placed into service approximately $43 million of software assets related to our supply chain processes and systems implementation. Software development costs not meeting the criteria in SOP 98-1, including system reengineering, are expensed as incurred.

4. Debt

Our total borrowings were composed of the following:

Description	As of December 28, 2003	As of December 29, 2002
	(In thousands)	
Short-term borrowings	$ 21,309	$ 101,654
Senior private placement notes	$ 20,000	$ 20,000
6⅜% Senior notes due 2012	854,043	855,289
Senior Credit Facility:		
USD amortizing term loan	86,000	168,000
GBP amortizing term loan	—	365,689
Commercial paper	249,645	—
Other	20,006	16,809
Total long-term debt (including current portion)	1,229,694	1,425,787
Less current portion of long-term debt	(69,856)	(42,395)
Total long-term debt	$1,159,838	$1,383,392

The aggregate principal debt maturities of long-term debt for the next five fiscal years are as follows:

	Amount
	(In thousands)
2004	$ 69,856
2005	24,951
2006	80,133
2007	199,338
2008	—
Thereafter	855,416
Total	$1,229,694

Interest

Interest incurred, capitalized and expensed were as follows:

	For the years ended December 28, 2003	December 29, 2002	December 30, 2001
		(In thousands)	
Interest incurred	$84,187	$75,071	$ 8,653
Interest capitalized	(2,992)	(4,152)	(6,647)
Interest expensed	$81,195	$70,919	$ 2,006

Short-term Borrowings

Our short-term borrowings consist of various uncommitted lines of credit.

At December 28, 2003, we had two USD uncommitted lines of credit totaling $50 million. We had $7.0 million outstanding under these lines of credit as of December 28, 2003. Amounts outstanding

under the lines of credit bear interest at a rate stated by the lenders. At December 28, 2003, the interest rate was 1.80%.

CBL had three uncommitted lines of credit totaling 30.0 million GBP, or approximately $53.1 million based on foreign exchange rates at December 28, 2003. All of the lines of credit were available to us at December 28, 2003. These lines of credit bear interest at a floating rate determined by the lenders. At December 28, 2003, the interest rate was 4.30% and balances outstanding totaled $11.9 million.

In addition, we have two uncommitted lines of credit totaling 900 million Japanese yen or approximately $8.4 million at December 28, 2003. At December 28, 2003, interest rates were below 1% and balances outstanding totaled $2.4 million.

Tradeteam, the joint venture between CBL and Exel Logistics, had one uncommitted line of credit totaling 15 million GBP, or approximately $26.6 million based on foreign exchange rates at December 28, 2003. No amount was outstanding on this line of credit at December 28, 2003, however Tradeteam is required to pay a 0.5% commitment fee on any undrawn amount. This line of credit bears interest at a rate of 1% over GBP LIBOR.

Senior Private Placement Notes Due July 2005

At December 28, 2003, we had $20.0 million in unsecured senior notes at a fixed interest rate of 6.95% per annum, all of which was classified as long-term debt. Interest on the notes is due semi-annually in January and July. Our private placement notes require that we conduct our business with certain restrictions on indebtedness, liens, mergers, consolidations, asset sales and certain other types of business activities in which we can engage. We were in compliance with these requirements at December 28, 2003.

6⅜% Senior Notes Due 2012

On May 7, 2002, CBC completed a private placement of $850 million principal amount of 6⅜% senior notes, due 2012, with interest payable semi-annually. The notes were priced at 99.596% of par for a yield to maturity of 6.43%, are unsecured, are not subject to any sinking fund provision and include a redemption provision (make-whole provision) if the notes are retired before their scheduled maturity. The redemption price is equal to the greater of (1) 100% of the principal amount of the notes plus accrued and unpaid interest and (2) the make whole amount of the notes being redeemed, which is equal to the present value of the principal amount of the notes and interest to be redeemed. The notes were issued with registration rights and are guaranteed by Adolph Coors Company and certain domestic subsidiaries. Net proceeds from the sale of the notes, after deducting estimated expenses and underwriting fees, were approximately $841 million. The net proceeds were used to (1) repay the $750 million of loans outstanding under our senior unsecured bridge facility, which we entered into in connection with our acquisition of CBL and (2) to repay approximately $91 million of outstanding term borrowings under our senior unsecured credit facilities. We have also entered into hedges related to these borrowings, which are further described in Footnote 11, Derivative Instruments.

Simultaneous with the private placement, we entered into a registration rights agreement pursuant to which we exchanged the unregistered notes for substantially identical notes registered with the SEC. The exchange of all the notes was completed on September 16, 2002.

Under the terms of the notes, we must comply with certain restrictions. These restrictions include restrictions on debt secured by certain types of mortgages, secured certain threshold percentages of consolidated net tangible assets, and restrictions on certain types of sale-leaseback transactions. As of December 28, 2003, we were in compliance with all of these restrictions.

Senior Credit Facility

At December 28, 2003, we had $86.0 million outstanding in an unsecured senior credit facility consisting of a US dollar-denominated amortizing term loan. Amounts outstanding under our term loan bear interest, at our option, at a rate per annum equal to either an adjusted LIBOR or an alternate base rate, in each case plus an additional margin. The additional margin is established based on our investment grade debt rating which is BBB+ (S&P) and Baa2 (Moody's). If our debt rating changes, the additional margin is subject to adjustment. Interest is payable quarterly unless the selected LIBOR is for a time period less than 90 days, in which case the interest is payable at the end of the time period corresponding to the selected LIBOR. The interest rate on our US term loan was 1.995% at December 28, 2003.

Our term loan is payable quarterly in arrears beginning June 27, 2003, and matures February 1, 2007. During the year ended December 28, 2003, we repaid approximately $82.0 million on our US dollar-denominated amortizing term loan, in addition to amounts paid on our British pound sterling (GBP)-denominated term loan, which was extinguished during 2003 (see "Commercial Paper" below). This has reduced the scheduled required future amortization amounts based upon application of payments already made against future payments due as per the terms of our loan agreement. In connection with the repayments on our US dollar (USD)-denominated term loan, we accelerated the amortization of fees associated with the loan, resulting in a $0.4 million charge to interest expense during 2003. Additional amortization charges were taken with respect to our early payments on our GBP-denominated term loan. On February 27, 2004, we repaid an additional $40 million dollars on the term loan.

We and all of our existing and future, direct and indirect, domestic subsidiaries, other than immaterial domestic subsidiaries, have guaranteed our term loan borrowings.

Our term loan requires us to meet certain periodic financial tests, including maximum total leverage ratio and minimum interest coverage ratio. There are also certain restrictions on indebtedness, liens and guarantees; mergers, consolidations and some types of acquisitions and assets sales; and certain types of business in which we can engage. As of December 28, 2003, we were in compliance with all of these restrictions.

Commercial Paper

In June 2003, we issued approximately $300 million in commercial paper, $250 million of which was outstanding as of December 28, 2003. $200 million of our commercial paper balance is classified as long-term, reflecting our intent to keep this amount outstanding for longer than 360 days and our ability to refinance these borrowings on a long-term basis through our revolving line of credit. The remaining $50 million is classified as short term, as our intent is to repay that portion in the next twelve months. As of December 28, 2003, the interest rates on our commercial paper borrowings ranged from 1.24% to 1.27%, with a weighted average of 1.255%.

In May 2003, we increased our unsecured committed credit arrangement from $300 million to $500 million in order to support our commercial paper program. As of December 28, 2003, $250 million of the total $500 million line of credit was being used as a backstop for our commercial paper program. As of December 28, 2003, all of our line of credit, except the portion backing commercial paper, was available to us. This line of credit has a five-year term expiring 2007.

Concurrent with our issuance of commercial paper, we made a payment against the then-outstanding principal and interest on our GBP-denominated amortizing term loan of approximately 181.1 million GBP ($300.3 million at then-prevailing foreign currency exchange rates) using proceeds from our issuance of commercial paper. We made final payments on our GBP-denominated term loan of approximately 40.5 million GBP ($65.7 million at then-prevailing

foreign currency exchange rates) using cash from operations during the third quarter of 2003, which fully extinguished the outstanding balance on this debt instrument. In connection with these payments, we accelerated the amortization on loan fees related to this loan on the dates of the payments and expensed approximately $3.1 million during the year.

Other Long-term Debt

Our other long-term debt consists of a CBL note payable, denominated in Euros that existed at the time of the CBL acquisition. The note bears interest at 5.39% and matures in October 2005.

5. Income Taxes

The pre-tax income on which the provision for income taxes was computed is as follows:

	For the years ended		
	December 28, 2003	December 29, 2002	December 30, 2001
		(In thousands)	
Domestic	$134,479	$134,207	$196,516
Foreign	119,339	122,393	1,497
Total	$253,818	$256,600	$198,013

Income tax expense (benefit) includes the following current and deferred provisions:

	For the years ended		
	December 28, 2003	December 29, 2002	December 30, 2001
		(In thousands)	
Current:			
Federal	$ 7,993	$50,071	$ 74,140
State	274	9,863	13,841
Foreign	16,985	19,924	1,878
Total current tax expense	25,252	79,858	89,859
Deferred:			
Federal	39,355	4,132	(16,171)
State	5,369	1,255	(3,005)
Foreign	8,773	6,292	—
Total deferred tax expense	53,497	11,679	(19,176)
Other Allocation to paid-in capital	$ 412	$ 3,410	$ 4,366
Total income tax expense	$79,161	$94,947	$ 75,049

Our income tax expense varies from the amount expected by applying the statutory federal corporate tax rate to income as follows:

	For the years ended		
	December 28, 2003	December 29, 2002	December 30, 2001
Expected tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.1	2.9	3.6
Effect of foreign tax rates	(4.8)	(1.7)	(0.5)
Non-taxable income	—	—	(0.1)
Other, net	1.8	0.8	(0.1)
Audit resolution	(2.9)	—	—
Effective tax rate	31.2%	37.0%	37.9%

Our deferred taxes are composed of the following:

	As of	
	December 28, 2003	December 29, 2002
	(In thousands)	
Description		
Current deferred tax assets:		
Deferred compensation and other employee related	$ 15,124	$ 15,857
Retirement reserves	2,172	2,664
Balance sheet reserves and accruals	6,517	12,110
Foreign balance sheet reserves and accruals	3,106	—
Total current deferred tax assets	26,919	30,631
Current deferred tax liabilities:		
Hedging	(14,100)	(9,655)
Net current deferred tax assets	$ 12,819	$ 20,976
Non-current deferred tax assets:		
Deferred compensation and other employee related	$ 40,189	$ 27,635
Retirement reserves	143,898	138,432
Partnership investments	18,116	9,341
Environmental accruals	3,005	3,043
Deferred foreign losses	—	1,598
Foreign exchange losses	32,570	—
Deferred foreign tax credits	201,647	185,069
Valuation allowance	(40,000)	(40,000)
Total non-current deferred tax assets	399,425	325,118
Non-current deferred tax liabilities:		
Balance sheet reserves and accruals	1,116	1,121
Retirement benefits	24,353	4,027
Foreign intangibles	121,427	105,323
Foreign depreciation	67,164	50,595
Foreign other	6,932	519
Un-remitted earnings	45,589	—
Depreciation and capitalized interest	123,563	113,570
Total non-current deferred tax liabilities	390,144	275,155
Net non-current deferred tax asset	$204,804	$206,400
Net non-current deferred tax liability	$195,523	$156,437

During 2002, in connection with the purchase of CBL, we recorded a deferred tax liability on the books of CBL and a corresponding deferred tax asset on the books of the acquiring company for the difference between the purchase price and historical basis of the CBL assets. Concurrently, we recorded a $40.0 million valuation allowance to reduce our deferred tax asset to the amount that is more likely than not to be realized. In 2003, we evaluated the valuation allowance and determined no adjustment was required.

We do not provide deferred taxes on certain outside basis difference in our acquired foreign subsidiary's stock, Coors Brewers Limited (CBL). This outside basis difference is permanent in duration under SFAS 109 because we do not intend to take any action that would result in recognizing the gain inherent in certain book-over-tax basis differences.

We have not presumed any earnings from foreign subsidiaries to be permanently reinvested under APB No. 23 and, therefore, we have provided deferred taxes on those amounts. In 2004, Coors will re-evaluate whether to permanently reinvest part or all of CBL's current earnings.

Our 2003 effective tax rate was impacted by the favorable completion of federal tax audits for the years 1996 through 2000, which resulted in a 7% reduction in our second quarter rate (approximately $7.3 million in lower tax expense). Based on our current analysis, we believe our remaining income tax contingency reserves are adequate to address other worldwide income tax issues.

6. Stock Option, Restricted Stock Award and Employee Award Plans

At December 28, 2003, we had three stock-based compensation plans, which are described in greater detail below. We apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for our plans. Accordingly, as the exercise prices upon grant are equal to quoted market values, no compensation cost has been recognized for the stock option portion of the plans.

The 1990 Plan

The 1990 Equity Incentive Plan (1990 EI Plan) generally provides for two types of grants: stock options and restricted stock awards for CBC employees. The stock options have a term of 10 years and one-third of the stock option grant vests in each of the three successive years after the date of grant. Total authorized shares of Class B common stock for issuance under the 1990 EI Plan were 13.0 million shares at December 28, 2003.

A summary of the status of the option portion of our 1990 EI Plan is presented below:

	Options available for grant	Outstanding options	Weighted-average exercise price	Options exercisable at year-end Shares	Options exercisable at year-end Weighted-average exercise price
As of December 31, 2000	2,870,521	2,761,597	$45.91	910,548	$35.21
Authorized	2,033,114	—	—		
Granted	(1,660,150)	1,660,150	67.28		
Exercised	—	(331,758)	32.38		
Forfeited	268,709	(268,709)	59.50		
As of December 30, 2001	3,512,194	3,821,280	55.41	1,374,961	43.68
Granted	(1,869,700)	1,869,700	56.54		
Exercised	—	(358,522)	40.17		
Forfeited	273,868	(273,868)	60.82		
As of December 29, 2002	1,916,362	5,058,590	56.62	2,084,056	52.82
Authorized	2,250,000	—	—		
Granted	(1,884,150)	1,884,150	49.37		
Exercised	—	(69,904)	35.67		
Forfeited	314,590	(314,590)	56.66		
As of December 28, 2003	2,596,802	6,558,246	$54.75	3,297,810	$55.46

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	For the years ended December 28, 2003	December 29, 2002	December 30, 2001
Risk-free interest rate	2.89%	4.38%	5.01%
Dividend yield	1.68%	1.23%	0.96%
Volatility	33.95%	27.99%	30.70%
Expected term (years)	5.4	5.4	5.4
Weighted average fair market value	$14.87	$16.97	$20.65

The following table summarizes information about stock options outstanding at December 28, 2003:

Range of exercise prices	Options Outstanding Shares	Weighted-average remaining contractual life (years)	Weighted-average exercise price	Options Exercisable Shares	Weighted-average exercise price
$16.75 - $39.15	366,525	3.41	$29.23	366,525	$29.23
$44.91 - $49.95	2,026,853	8.62	48.82	358,007	48.19
$50.26 - $59.75	2,788,870	6.86	55.58	1,653,085	55.42
$60.48 - $69.01	1,375,998	6.81	68.59	920,193	68.78
	6,558,246	7.20	$54.75	3,297,810	$55.46

We issued 3,000, 13,000 and 10,750 shares of restricted stock in 2003, 2002 and 2001, respectively, under the 1990 EI Plan. The term is 10 years and the shares vest in full at the end of three successive

years from the date of grant. The compensation cost associated with these awards is amortized over the vesting period. Compensation cost associated with these awards was insignificant in 2003, 2002, and 2001.

In May 2002, the Company approved a stock award to be issued contingent upon certain debt reduction milestones as of December 31, 2004. The number of shares that could be issued under this incentive plan is 96,500. As of December 29, 2003, it remains unlikely that these milestones will be met. If it becomes probable that the shares will be issued, we will recognize an expense in that and future periods.

Equity Compensation Plan for Non-Employee Directors

The Equity Compensation Plan for Non-Employee Directors (EC Plan) provides for awards of the Company's Class B shares of restricted stock or options for Class B shares. Awards vest after completion of the director's annual term. The compensation cost associated with the EC Plan is amortized over the director's term. Compensation cost associated with this plan was immaterial in 2003, 2002, and 2001. Common stock authorized for the EC Plan as of December 28, 2003, was 60,000 shares.

7. Employee Retirement Plans

Defined Benefit Plans

The Company has US and UK pension plans that cover substantially all its employees. Benefits for all employees are generally based on salary and years of service. Plan funding strategies are influenced by employee benefits laws and tax laws. The Company's UK plan includes provision for employee contributions and inflation-based benefit increases for retirees. Total defined benefit pension plan expense was $38.7 million, $18.6 million and $12.2 million in 2003, 2002 and 2001, respectively. The increase in pension expense from 2002 to 2003 is primarily due to the decline in the market value of plan investments that occurred from 2000 through 2002. Although pension investment returns were significant in 2003, the impact of the three previous years returns and a continued decline in interest rates reduced the funded positions of the plans to a level that resulted in the amortization of previously unrecognized actuarial losses. In addition, service cost for the UK plan in US dollars increased due to the appreciation of the GBP against the dollar. The aggregate funded position of the Company's plans resulted in the recognition of an additional minimum liability in 2003 and 2002.

Both US and UK plan assets consist primarily of equity securities with smaller holdings of bonds and real estate. Equity assets are well diversified between international and domestic investments, with additional diversification in the domestic category through allocations to large-cap, small-cap, and growth and value investments. Relative allocations reflect the demographics of the respective plan participants. For example, our UK participants are more heavily weighted toward pensioners than our US participants. Therefore, we have elected a smaller equity percentage in our UK plan. The following compares target asset allocation percentages as of February 27, 2004 with actual asset allocations at December 28, 2003:

	US Plan Assets		UK Plan Assets	
	Target Allocations	Actual Allocations	Target Allocations	Actual Allocations
Equities	80%	82%	65%	59%
Fixed Income	11%	10%	28%	34%
Real Estate	9%	8%	7%	6%
Other	—	—	—	1%

Investment return assumptions for both plans have been determined by obtaining independent estimates of expected long-term rates of return by asset class, applying the returns to assets on a weighted average basis and adding an active management premium where appropriate.

Although we don't expect any required contributions to other plans, it is expected that contributions to the US plan during 2004 will be approximately $40 million, and contributions to the UK plan during 2004 will be approximately $29 million (UK plan contributions translated to USD at December 31, 2003 rates).

The following represents our net periodic pension cost:

	For the fiscal years ended						
	December 28, 2003			December 29, 2002			December 30, 2001
	US Plans	UK Plan	Total	US Plans	UK Plan	Total	US Plans
	(In thousands)						
Components of net periodic pension cost:							
Service cost—benefits earned during the year	$ 18,412	$ 28,963	$ 47,375	$ 17,294	$ 18,567	$ 35,861	$ 17,913
Interest cost on projected benefit obligation	48,842	83,439	132,281	46,996	69,744	116,740	46,374
Expected return on plan assets	(48,483)	(99,630)	(148,113)	(52,407)	(85,023)	(137,430)	(58,342)
Amortization of prior service cost	5,880	—	5,880	6,074	—	6,074	5,945
Amortization of net transition/obligation	240	—	240	240	—	240	241
Recognized net actuarial loss	9,116	—	9,116	1,007	—	1,007	110
Less expected participant and national insurance contributions	—	(8,063)	(8,063)	—	(3,929)	(3,929)	—
Net periodic pension cost (income)	$ 34,007	$ 4,709	$ 38,716	$ 19,204	$ (641)	$ 18,563	$ 12,241

The changes in the projected benefit obligation and plan assets and the funded status of the pension plans are as follows:

	As of December 28, 2003			As of December 29, 2002		
	US Plans	UK Plan	Total	US Plans	UK Plan	Total
	(In thousands)					
Actuarial present value of accumulated benefit obligation	$ 773,164	$1,639,330	$2,412,494	$ 662,057	$1,349,000	$2,011,057
Change in projected benefit obligation:						
Projected benefit obligation at beginning of year	$ 732,436	$1,466,606	$2,199,042	$ 659,106	$1,255,773	$1,914,879
Service cost, net of expected employee contributions	18,412	20,900	39,312	17,294	14,638	31,932
Interest cost	48,842	83,439	132,281	46,996	69,744	116,740
Amendments	4,678	—	4,678	—	—	—
Actual employee contributions	—	5,233	5,233	—	4,577	4,577
Actuarial loss	83,414	116,113	199,527	41,495	19,879	61,374
Benefits paid	(37,332)	(82,588)	(119,920)	(32,455)	(67,025)	(99,480)
Foreign currency exchange rate change	—	164,761	164,761	—	169,020	169,020
Projected benefit obligation at end of year	$ 850,450	$1,774,464	$2,624,914	$ 732,436	$1,466,606	$2,199,042
Change in plan assets:						
Fair value of assets at beginning of year	$ 435,200	$1,182,235	$1,617,435	$ 527,000	$1,233,694	$1,760,694
Actual return on plan assets	126,480	187,907	314,387	(80,348)	(147,027)	(227,375)
Employer contributions	37,052	13,901	50,953	24,055	7,009	31,064
Actual employee contributions	—	5,233	5,233	—	4,577	4,577
Benefits paid	(37,332)	(82,588)	(119,920)	(32,455)	(67,025)	(99,480)
Expenses paid	—	—	—	(3,052)	—	(3,052)
Foreign currency exchange rate change	—	133,570	133,570	—	151,007	151,007
Fair value of plan assets at end of year	$ 561,400	$1,440,258	$2,001,658	$ 435,200	$1,182,235	$1,617,435
Reconciliation of funded status:						
Funded status—shortfall	$(289,050)	$ (334,205)	$ (623,255)	$(297,236)	$ (284,371)	$ (581,607)
Unrecognized net actuarial loss	277,651	320,374	598,025	281,350	265,606	546,956
Unrecognized prior service cost	40,565	—	40,565	41,767	—	41,767
Unrecognized net transition amount	240	—	240	481	—	481
Net amount recognized	$ 29,406	$ (13,831)	$ 15,575	$ 26,362	$ (18,765)	$ 7,597
Amounts reflected in the Consolidated Balance Sheet consist of:						
Non-current prepaid benefit cost	$ 41,486	$ —	$ 41,486	$ 37,747	$ —	$ 37,747
Non-current accrued benefit liability cost	(253,250)	(199,070)	(452,320)	(264,604)	(166,805)	(431,409)
Non-current intangible asset	40,805	—	40,805	42,248	—	42,248
Accumulated other comprehensive loss	200,365	185,239	385,604	210,971	148,040	359,011
Net amount reflected	$ 29,406	$ (13,831)	$ 15,575	$ 26,362	$ (18,765)	$ 7,597

Pension expense is actuarially calculated annually based on data available at the beginning of each year. Assumptions used in the calculation include the settlement discount rate selected and disclosed at the end of the previous year as well as other assumptions detailed in the table below.

	For the years ended			
	US Plan		UK Plan	
	December 28, 2003	December 29, 2002	December 28, 2003	December 29, 2002
Weighted average assumptions:				
Settlement discount rate	6.25%	6.75%	5.63%	5.70%
Rate of compensation increase	3.25%	3.75%	4.0%	3.75%
Expected return on plan assets	9.00%	9.50%	7.50%	7.25%
Price inflation rate	—	—	2.50%	2.25%

Defined Contribution Plan

US employees are eligible to participate in the Coors Savings and Investment Plan, a qualified voluntary defined contribution plan. We match 50% of the employees' contributions up to 6% of employee compensation. Both employee and employer contributions are made in cash in accordance with participant investment elections. There are no minimum amounts that are required to be invested in CBC stock. Our contributions in 2003, 2002 and 2001 were $6.9 million, $6.4 million and $6.4 million, respectively.

8. Postretirement Benefits

CBC has postretirement plans that provide medical benefits and life insurance for retirees and eligible dependents. The plans are not funded.

The obligation under these plans was determined by the application of the terms of medical and life insurance plans, together with relevant actuarial assumptions and health care cost trend rates ranging ratably from 9.50% in 2004 to 5.00% in 2013. The discount rate used in determining the accumulated postretirement benefit obligation was 6.00%, 6.75% and 7.25% at December 28, 2003, December 29, 2002 and December 30, 2001, respectively.

The changes in the benefit obligation and plan assets of the postretirement benefit plans are as follows:

	For the years ended		
	December 28, 2003	December 29, 2002	December 30, 2001
		(In thousands)	
Components of net periodic postretirement benefit cost:			
Service cost—benefits earned during the year	$1,603	$1,295	$1,447
Interest cost on projected benefit obligation	6,757	6,266	6,782
Recognized net actuarial loss (gain)	344	(19)	(19)
Net periodic postretirement benefit cost	$8,704	$7,542	$8,210

	As of	
	December 28, 2003	December 29, 2002
	(In thousands)	
Change in projected postretirement benefit obligation:		
Projected postretirement benefit obligation at beginning of year	$ 105,749	$ 102,155
Service cost	1,603	1,295
Interest cost	6,757	6,266
Actuarial loss	2,264	1,326
Benefits paid, net of participant contributions	(8,903)	(5,293)
Projected postretirement benefit obligation at end of year	$ 107,470	$ 105,749
Funded status—shortfall	$(107,470)	$(105,749)
Unrecognized net actuarial loss	20,039	18,139
Unrecognized prior service cost	320	300
Accrued postretirement benefits	(87,111)	(87,310)
Less current portion	9,305	6,850
Long-term postretirement benefits	$ (77,806)	$ (80,460)

Expected Cash Flows

Information about expected cash flows for the postretirement benefit plan follows:

Expected Benefit Payments	Amount
	(in thousands)
2004	$ 9,305
2005	$ 9,706
2006	$10,168
2007	$10,490
2008	$10,677
2009 - 2013	$52,713

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-percentage-point increase	One-percentage-point decrease
	(In thousands)	
Effect on total of service and interest cost components	$ 327	$ (309)
Effect on postretirement benefit obligation	$3,305	$(3,143)

9. Restructuring and Other Special Charges

We incurred no pre-tax special charges or credits in 2003.

During 2002, we incurred net pretax special charges of $6.3 million. We recorded special charges of $2.7 million related to acquisition costs for CBL, including accounting, appraisal and legal fees. Offsetting these charges was a credit of $2.8 million related to cash payments received on a debt due to us from our former partner in a brewing business in South Korea. We also incurred net restructuring charges of $6.4 million primarily related to restructuring initiatives in our US operations and Golden

Brewery business in an effort to consolidate and lower our future overhead costs. The restructure charges consisted primarily of employee severance costs, which were paid during 2003.

During 2001, we incurred net pretax special charges of $23.2 million. We recorded $3.0 million of special charges related to the dissolution of our existing can and end joint venture as part of the restructuring of this part of our business. We also entered into a contract with EDS Information Services (EDS) to outsource certain information technology functions and incurred outsourcing transition costs of approximately $14.6 million. We recorded a $2.3 million charge for a portion of certain production equipment that was abandoned. Offsetting the aforementioned special charges was a net gain before tax of approximately $2.7 million related to the sale of the plant and fixed assets of our Spain brewing and commercial operations, which was closed in 2000. We also incurred net restructuring charges of $6.0 million, mainly related to the restructuring of our purchasing organization and certain production areas. These restructurings resulted in the elimination of approximately 115 positions. These costs consisted primarily of employee severance costs that were paid in 2001 and 2002.

10. Stock Activity and Earnings Per Share

Capital Stock

On October 3, 2003, at a special meeting of our shareholders, Class A and Class B shareholders voted to approve a proposal that resulted in a change of our place of incorporation from Colorado to Delaware. The change is beneficial to us, due to Delaware's comprehensive, widely used and extensively interpreted corporate law. The re-incorporation did not result in any change in our name, headquarters, business, jobs, management, location of offices or facilities, number of employees, taxes payable to the State of Colorado, assets, liabilities, or net worth. However, the par value of all our classes of stock changed to $0.01 per share, effective in the fourth quarter of 2003, resulting in a reclassification of amounts from par value to paid-in-capital.

Both classes of common stock have the same rights and privileges, except for voting, which (with certain limited exceptions) is the sole right of the holder of Class A common stock.

At December 28, 2003, December 29, 2002 and December 30, 2001, 25 million shares of no par value preferred stock were authorized but unissued.

Pursuant to our by-laws restricted Class B shares, not registered under the Securities Act of 1933, must first be offered to us for repurchase. The board of directors authorized the repurchase of up to $40 million per year of our outstanding Class B common stock on the open market during 2002 and 2001; however, no repurchases of either restricted shares or from the open market were authorized for 2003. In September 2001, the board of directors increased the authorized 2001 expenditure limit for the repurchase of outstanding shares of Class B common stock to $90 million for the remainder of that fiscal year. During 2001, 1,506,637 shares were repurchased for approximately $72.3 million under this stock repurchase program. No additional shares were repurchased during 2002 or 2003.

Basic and diluted net income per common share were arrived at using the calculations outlined below:

	For the years ended		
	December 28, 2003	December 29, 2002	December 30, 2001
	(In thousands, except per share data)		
Net income available to common shareholders	$174,657	$161,653	$122,964
Weighted average shares for basic EPS	36,338	36,140	36,902
Effect of dilutive securities:			
Stock options	227	397	266
Restricted shares	31	29	9
Weighted average shares for diluted EPS	36,596	36,566	37,177
Basic EPS	$ 4.81	$ 4.47	$ 3.33
Diluted EPS	$ 4.77	$ 4.42	$ 3.31
Anti-dilutive securities	3,573	1,384	2,199

The dilutive effects of stock options were determined by applying the treasury stock method, assuming we were to purchase common shares with the proceeds from stock option exercises. Anti-dilutive securities were not included in our calculation because the stock options' exercise prices were greater than the average market price of the common shares during the periods presented.

11. Derivative Instruments

In the normal course of business, we are exposed to fluctuations in interest rates, the value of foreign currencies and production and packaging materials prices. We have established policies and procedures that govern the strategic management of these exposures through the use of a variety of financial instruments. By policy, we do not enter into such contracts for trading purposes or for the purpose of speculation.

Our objective in managing our exposure to fluctuations in interest rates, foreign currency exchange rates and production and packaging materials prices is to decrease the volatility of our earnings and cash flows affected by changes in the underlying rates and prices. To achieve this objective, we enter into foreign currency forward contracts, commodity swaps, interest rate swaps and cross currency swaps, the values of which change in the opposite direction of the anticipated cash flows. We do not hedge the value of net investments in foreign-currency-denominated operations or translated earnings of foreign subsidiaries. Our primary foreign currency exposures are the British Pound Sterling (GBP), the Canadian dollar (CAD) and the Japanese yen (YEN).

Derivatives are either exchange-traded instruments or over-the-counter agreements entered into with highly rated financial institutions. No losses on over-the-counter agreements due to counterparty credit issues are anticipated. All over-the-counter agreements are entered into with counterparties rated no lower than A (S&P) or A2 (Moody's). In some instances we and our counterparties have reciprocal collateralization agreements regarding fair value positions in excess of certain thresholds. These agreements call for the posting of collateral in the form of cash, treasury securities or letters of credit if a fair value loss position to us or our counterparties exceeds a certain amount. At December 28, 2003, no collateral was posted by us or our counterparties.

All derivatives are recognized on the balance sheet at their fair value. Unrealized gain positions are recorded as other current assets or other non-current assets. Unrealized loss positions are recorded as other liabilities or other long-term liabilities.

The majority of all derivatives entered into by the Company qualify for, and are designated as, foreign-currency cash flow hedges, commodity cash flow hedges or fair value hedges, including those derivatives hedging foreign currency denominated firm commitments as per the definitions of Statement of Financial Accounting Standards No. 133, "*Accounting for Derivative Instruments and Hedging Activities*" (SFAS No. 133).

The Company considers whether any provisions in non-derivative contracts represent "embedded" derivative instruments as described in SFAS No. 133. As of December 28, 2003, we have concluded that no "embedded" derivative instruments warrant separate fair value accounting under SFAS No. 133.

Changes in fair values of outstanding derivatives that are highly effective as per the definition of SFAS 133 are recorded in other comprehensive income, until earnings are affected by the variability of cash flows of the underlying hedged transaction. In most cases amounts recorded in other comprehensive income will be released to earnings at maturity of the related derivative. The consolidated statement of income treatment of effective hedge results offsets the gains or losses on the underlying exposure.

We formally document all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking hedge transactions. This process includes linking all derivatives that are designated as foreign-currency cash flow hedges and commodity cash flow hedges to either specific assets and liabilities on the balance sheet or specific firm commitments or forecasted transactions. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not, or has ceased to be, highly effective as a hedge, we discontinue hedge accounting prospectively, as discussed below.

We discontinue hedge accounting prospectively when (1) the derivative is no longer highly effective, as per SFAS No. 133, in offsetting changes in the cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur; or (4) management determines that designating the derivative as a hedging instrument is no longer appropriate.

When we discontinue hedge accounting because it is no longer probable that the forecasted transaction will occur in the originally expected period, the gain or loss on the derivative remains in accumulated other comprehensive income and is reclassified into earnings when the forecasted transaction affects earnings. However, if it is no longer probable that a forecasted transaction will occur by the end of the originally specified time period or within an additional two-month period of time thereafter, the gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, we will carry the derivative at its fair value on the balance sheet until maturity, recognizing future changes in the fair value in current-period earnings. Any hedge ineffectiveness, as per SFAS No. 133, is recorded in current-period earnings. During 2003 and 2002, we recorded an insignificant loss relating to such ineffectiveness of all derivatives in Other income, net. Effectiveness is assessed based on the comparison of current forward rates to the rates established on our hedges.

As of December 28, 2003, $4.9 million of deferred net losses (net of tax) on both outstanding and matured derivatives accumulated in other comprehensive income are expected to be reclassified to

earnings during the next twelve months as a result of expected gains or losses on underlying hedged transactions also being recorded in earnings. Actual amounts ultimately reclassified to earnings are dependent on the applicable rates in effect when derivatives contracts that are currently outstanding mature. As of December 28, 2003, the maximum term over which we are hedging exposures to the variability of cash flows for all forecasted and recorded transactions is 10 years.

We are exposed to credit-related losses in the event of non-performance by counterparties to hedging instruments and do not enter into master netting arrangements. The counterparties to derivative transactions are major financial institutions with investment grade credit ratings of at least A, A2 or better. However, this does not eliminate our exposure to credit risk with these institutions. This credit risk is generally limited to the unrealized gains in such contracts should any of these counterparties fail to perform as contracted. To manage this risk, we have established counterparty credit guidelines that are monitored and reported to management according to prescribed guidelines. We utilize a portfolio of financial institutions either headquartered or operating in the same countries we conduct our business. As a result of the above considerations, we consider the risk of counterparty default to be minimal.

On May 7, 2002, we entered into certain cross currency swaps totaling 530 million GBP (approximately $774 million at the date of entering the transaction). The swaps included an initial exchange of principal on the settlement date of our 6⅜% private placement fixed rate debt (see Note 4, Debt) and will require final principal exchange 10 years later. The swaps also call for an exchange of fixed GBP interest payments for fixed US dollar interest receipts. At the initial principal exchange, we paid US dollars to a counterparty and received GBP. Upon final exchange, we will provide GBP to the counterparty and receive US dollars. The cross currency swaps have been designated as cash flow hedges of the changes in value of the future GBP interest and principal receipts that results from changes in the US dollar to GBP exchange rates on an intercompany loan between us and our Europe subsidiary.

On the same day as the settlement of our private placement offering and initial exchange of principal amounts associated with our swap transactions, we were required to settle our previously established forward sale of 530 million GBP. The settlement of all these transactions in aggregate resulted in a foreign exchange loss of approximately $30 million, the majority of which was offset by a foreign exchange gain on our intercompany loan.

On May 28, 2002, we entered into an interest rate swap agreement related to our 6⅜% fixed rate debt. The interest rate swap converted $76.2 million notional amount from fixed rates to floating rates and matures in 2012. We will receive fixed US dollar interest payments semi-annually at a rate of 6⅜% per annum and pay a rate to our counterparty based on a credit spread of 0.789% plus the three-month LIBOR rate, thereby exchanging a fixed interest obligation for a floating interest rate obligation. There was no exchange of principal at the inception of the swap. We designated the interest rate swap as a fair value hedge of the changes in the fair value of the $76.2 million fixed rate debt attributable to changes in the LIBOR swap rates.

12. Other Comprehensive Income (Loss)

	Foreign currency translation adjustments	Unrealized gain(loss) on available-for-sale securities and derivative instruments	Minimum pension liability adjustment	Accumulated other comprehensive income (loss)
	(In thousands)			
Balances, December 31, 2000	$ (371)	$ 3,633	$ —	$ 3,262
Foreign currency translation adjustments	22			22
Unrealized loss on available-for-sale securities and derivative instruments		(4,003)		(4,003)
Minimum pension liability adjustment			(13,668)	(13,668)
Reclassification adjustment—available-for-sale securities and derivatives instruments		(7,900)		(7,900)
Tax (expense) benefit	(8)	4,523	5,181	9,696
Balances, December 30, 2001	(357)	(3,747)	(8,487)	(12,591)
Foreign currency translation adjustments	71,035			71,035
Unrealized gain on available-for-sale securities and derivative instruments		25,136		25,136
Minimum pension liability adjustment			(345,343)	(345,343)
Reclassification adjustment—available-for-sale securities and derivative instruments		8,172		8,172
Tax (expense) benefit	(151)	(12,957)	133,251	120,143
Balances, December 29, 2002	70,527	16,604	(220,579)	(133,448)
Foreign currency translation adjustments	95,180			95,180
Unrealized gain on derivative instruments		282		282
Minimum pension liability adjustment			(11,258)	(11,258)
Reclassification adjustment on derivative instruments		7,112		7,112
Effect of foreign currency fluctuation on foreign-denominated pension			(9,239)	(9,239)
Tax (expense) benefit	52,623	(2,877)	5,466	55,212
Balances, December 28, 2003	$218,330	$ 21,121	$(235,610)	$ 3,841

13. Segment and Geographic Information

Prior to our acquisition of CBL, we reported results of operations as one segment. We now categorize our operations into two operating segments: the Americas and Europe. These segments are managed by separate operating teams, even though both consist primarily of the manufacture, marketing, and sale of beer and other beverage products.

The Americas segment primarily consists of production, marketing and sales of the Coors family of brands in the United States and its territories. This segment also includes the Coors Light business in Canada that is conducted through a partnership investment with Molson and the sale of Molson products in the United States that is conducted through a joint venture investment with Molson. There are also a small amount of CBC products that are exported and sold outside of the United States and its possessions, excluding Europe, included in the Americas.

The Europe segment consists of our production and sale of the CBL brands principally in the United Kingdom but also in other parts of the world, our joint venture arrangement relating to the

production and distribution of Grolsch in the United Kingdom and Republic of Ireland, and our joint venture arrangement with Tradeteam for the physical distribution of products throughout Great Britain.

Corporate unallocated expenses currently consist of interest, taxes and certain other corporate costs in both the United States and the United Kingdom. The large majority of these corporate costs relate to finance and other administrative functions.

No single customer accounted for more than 10% of our sales.

Summarized financial information concerning our reportable segments is shown in the following table:

	For the Years Ended		
	December 28, 2003	December 29, 2002	December 30, 2001
	(In thousands)		
Income Statement Information:			
Americas			
Net sales	$2,409,595	$2,400,849	$2,422,282
Income before income taxes	221,208	219,004	210,055
Europe			
Net sales	1,590,518	1,375,473	7,180
Interest income (2)	17,156	16,390	—
Income (loss) before income taxes	137,702	129,073	(8,160)
Total Operating Segments			
Net sales from operating segments	4,000,113	3,776,322	2,429,462
Income before income taxes from operating segments	358,910	348,077	201,895
Corporate			
Interest income	2,089	4,797	16,409
Interest expense	(81,195)	(70,919)	(2,006)
Other unallocated expense	(25,986)	(25,355)	(18,285)
Total consolidated income before income taxes	$ 253,818	$ 256,600	$ 198,013

	As of	
	December 28, 2003	December 29, 2002
	(In thousands)	
Balance Sheet Information:		
Americas		
Total assets	$1,618,359	$1,539,973
Europe		
Total assets	2,867,867	2,757,438
Total		
Total consolidated assets	$4,486,226	$4,297,411

	For the Years Ended		
	December 28, 2003	December 29, 2002	December 30, 2001
		(In thousands)	
Cash Flow Information:(1)			
Americas			
Depreciation, depletion and amortization	$125,151	$127,592	$121,011
Capital expenditures	94,419	152,228	244,519
Europe			
Depreciation and amortization	111,670	99,540	80
Capital expenditures	146,039	94,614	29
Total			
Depreciation, depletion and amortization	236,821	227,132	121,091
Capital expenditures	240,458	246,842	244,548

(1) Depreciation, depletion and amortization amounts do not reflect amortization of bond discounts, fees, or other debt-related items. Capital expenditures include additions to properties and intangible assets.

(2) Related primarily to interest on Trade Loans.

The following tables represent sales and long-lived assets by geographic segment:

	For the Years Ended		
	December 28, 2003	December 29, 2002	December 30, 2001
		(In thousands)	
Net sales to unaffiliated customers(1):			
United States and its territories	$2,325,874	$2,328,664	$2,355,091
United Kingdom	1,575,710	1,357,918	7,221
Other foreign countries	98,529	89,740	67,150
Net sales	$4,000,113	$3,776,322	$2,429,462

	As of	
	December 28, 2003	December 29, 2002
	(In thousands)	
Long-lived assets(2):		
United States and its territories	$ 904,702	$ 804,941
United Kingdom	545,968	774,005
Other foreign countries	218	250
Total long-lived assets	$1,450,888	$1,579,196

(1) Net sales attributed to geographic areas is based on the location of the customer.

(2) Long-lived assets include tangible assets.

14. Commitments and Contingencies

Letters of Credit

As of December 28, 2003, we had approximately $9.1 million outstanding in letters of credit with financial institutions. These letters expire at different points in 2004, but contain a feature that

automatically renews the letters for an additional year if no cancellation notice is submitted. These letters of credit are being maintained as security for reimbursements to insurance companies, for deductibles or retention payments made on our behalf, and for operations of underground storage tanks.

Power Supplies

In 1995, Coors Energy Company (CEC), a wholly owned subsidiary, entered into a 10-year agreement to purchase 100% of the Company's Golden facility's coal requirements from Appalachian Fuels (formerly Bowie Resources Ltd.). The coal then is sold to Trigen-Nations Energy Company, L.L.L.P. (Trigen). We have an agreement to purchase the electricity and steam needed to operate the brewery's Golden facilities through 2020 from Trigen. Our financial commitment under this agreement is divided between a fixed, non-cancelable cost, which adjusts annually for inflation, and a variable cost, which is generally based on fuel cost and our electricity and steam use. Total purchases, fixed and variable, under this contract in 2003, 2002 and 2001 were $32.1 million, $28.0 million, and $29.8 million, respectively.

Supply Contracts

We have various long-term supply contracts with unaffiliated third parties and our joint ventures to purchase materials used in production and packaging, such as starch, cans, ends and glass. The supply contracts provide that we purchase certain minimum levels of materials throughout the terms of the contracts. The approximate future purchase commitments under these supply contracts are:

	Amount (In thousands)
2004	$ 551,138
2005	525,836
2006	524,836
2007	418,836
2008	418,836
Thereafter	1,904,508
Total	$4,343,990

Our total purchases under these contracts in 2003, 2002 and 2001 were approximately $544.9 million, $583.0 million, and $243.3 million, respectively.

Third-Party Logistics Contract

We are consolidating portions of our warehousing into two separate contracts with Exel Logistics, Inc. The contracts provide for warehousing services in Ontario, California and Golden, Colorado under seven and five year operating agreements, respectively. We have committed to $2.6 million and $5.8 million in operating expenses to these contracts in 2003. Annual reviews of the scope of services with Exel Logistics will determine pricing in future years, limited to 3% increases annually.

England and Wales Distribution Contract and Joint Venture Agreement

Tradeteam Ltd., the joint venture between CBL and Exel Logistics, has an exclusive contract with CBL to provide distribution services in England and Wales until at least 2010. The approximate future financial commitments under the distribution contract are as follows:

	Amount
	(In thousands)
2004	$ 163,650
2005	166,838
2006	170,203
2007	173,568
2008	173,568
Thereafter	322,162
Total	$1,169,989

The financial commitments on termination of the distribution agreement are to essentially take over property, assets and people used by Tradeteam to deliver the service to CBL, paying Tradeteam's net book value for assets acquired.

Graphic Packaging Corporation

We have a packaging supply agreement with a subsidiary of Graphic Packaging Corporation (GPC) under which we purchase our paperboard requirements. Our purchases under the packaging agreement in 2003, 2002 and 2001 totaled approximately $106.4 million, $111 million and $125 million, respectively. We expect purchases in 2004 to be approximately the same as 2003. Related accounts payable balances included in Affiliates accounts payable on the Consolidated Balance Sheets were $5.0 million and $0.8 million as of December 28, 2003 and December 29 2002, respectively. See Item 13(b), Certain Business Relationships, for further information.

Advertising and Promotions

We have various long-term non-cancelable commitments for advertising and promotions, including marketing at sports arenas, stadiums and other venues and events. At December 28, 2003, the future commitments are as follows:

	Amount
	(In thousands)
2004	$120,204
2005	71,518
2006	38,257
2007	17,639
2008	4,196
Thereafter	565
Total	$252,379

Leases

We lease certain office facilities and operating equipment under cancelable and non-cancelable agreements accounted for as operating leases. Future minimum lease payments under scheduled

operating leases that have initial or remaining non-cancelable terms in excess of one year are as follows:

Fiscal Year	Amount (In thousands)
2004	$ 21,898
2005	19,801
2006	16,733
2007	11,458
2008	7,213
Thereafter	28,646
Total	$105,749

Total rent expense was $14.3 million, $22.5 million and $11.8 million in 2003, 2002 and 2001, respectively.

Environmental

When we determine that it is probable that a liability for environmental matters or other legal actions exists and the amount of the loss is reasonably estimable, an estimate of the future costs are recorded as a liability in the financial statements. Costs that extend the life, increase the capacity or improve the safety or efficiency of company-owned assets or are incurred to mitigate or prevent future environmental contamination may be capitalized. Other environmental costs are expensed when incurred.

We are one of a number of entities named by the Environmental Protection Agency (EPA) as a potentially responsible party (PRP) at the Lowry Superfund site. This landfill is owned by the City and County of Denver (Denver), and is managed by Waste Management of Colorado, Inc. (Waste Management). In 1990, we recorded a pretax charge of $30 million, a portion of which was put into a trust in 1993 as part of a settlement with Denver and Waste Management regarding the then outstanding litigation. Our settlement was based on an assumed cost of $120 million (in 1992 adjusted dollars). We are obligated to pay a portion of future costs in excess of that amount.

In January 2004, Waste Management provided us with updated annual cost estimates through 2032. We reviewed these cost estimates, in conjunction with a third-party expert, in the assessment of our accrual related to this issue. We used certain assumptions that differ from Waste Management's estimates to assess our expected liability. Our expected liability (based on the $120 million threshold being met) is based on our and the third-party's best estimates available.

The assumptions used are as follows:

- trust management costs will be accrued as incurred,
- income taxes, which we believe not to be an included cost, are not included in the assumptions,
- a 2% inflation rate for future costs, and
- certain operations and maintenance costs were discounted using a 4.98% risk-free rate of return.

Based on these assumptions, the present value and gross amount of the discounted costs are approximately $1.4 million and $3.3 million, respectively. Accordingly, we believe that the existing accrual is adequate as of December 28, 2003. We did not assume any future recoveries from insurance companies in the estimate of our liability.

Considering the estimates extend through the year 2032 and the related uncertainties at the site, including what additional remedial actions may be required by the EPA, new technologies, and what

costs are included in the determination of when the $120 million threshold is reached, the estimate of our liability may change as facts further develop. We cannot predict the amount of any such change, but additional accruals in the future are possible.

We are aware of groundwater contamination at some of our properties in Colorado resulting from historical, ongoing or nearby activities. There may also be other contamination of which we are currently unaware.

From time to time, we have been notified that we are or may be a PRP under the Comprehensive Environmental Response, Compensation and Liability Act or similar state laws for the cleanup of other sites where hazardous substances have allegedly been released into the environment. We cannot predict with certainty the total costs of cleanup, our share of the total cost, the extent to which contributions will be available from other parties, the amount of time necessary to complete the cleanups or insurance coverage.

While we cannot predict the eventual aggregate cost for environmental and related matters in which we are currently involved, we believe that any payments, if required, for these matters would be made over a period of time in amounts that would not be material in any one year to our operating results, cash flows or our financial or competitive position. We believe adequate reserves have been provided for losses that are probable and estimable.

Litigation

Coors and many other brewers and distilled spirits manufacturers have been sued in several courts regarding advertising practices and underage consumption. The suits have all been brought by the same law firm and allege that each defendant intentionally marketed its products to "children and other underage consumers." In essence, each suit seeks, on behalf of an undefined class of parents and guardians, an injunction and unspecified money damages. We will vigorously defend this litigation and it is not possible at this time to estimate the possible loss or range of loss, if any, in these lawsuits.

We are involved in other disputes and legal actions arising in the ordinary course of our business. While it is not feasible to predict or determine the outcome of these proceedings, in our opinion, based on a review with legal counsel, none of these disputes and legal actions is expected to have a material impact on our consolidated financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters, including the above-described advertising practices case, may arise from time to time that may harm our business.

Insurance

We are self-insured for certain insurable risks consisting primarily of employee health insurance programs, as well as workers' compensation, general liability, automobile liability and property insurance deductibles or retentions. During 2003 we fully insured future risks for long-term disability, and, in most states, workers' compensation, but maintained a self-insured position for workers' compensation for certain self-insured states and for claims incurred prior to the inception of the insurance coverage in Colorado in 1997.

Regulatory Compliance Review

We are in the process of conducting a regulatory compliance review of certain trading practices. The review has not been concluded. In accordance with SFAS No. 5, *"Accounting for Contingencies"*, the company believes, at this time, it is not probable that a liability will arise from the review. While matters of this nature are always subject to uncertainty, any possible liability is not expected to be material.

15. Quarterly Financial Information (Unaudited)

The following summarizes selected quarterly financial information for each of the two years in the period ended December 28, 2003:

	First	Second	Third	Fourth	Year
		(In thousands, except per share data)			
2003					
Sales—domestic and international	$1,100,855	$1,469,371	$1,420,191	$1,396,803	$5,387,220
Beer excise taxes	(272,714)	(368,995)	(371,467)	(373,931)	(1,387,107)
Net sales	828,141	1,100,376	1,048,724	1,022,872	4,000,113
Cost of goods sold	(559,474)	(683,087)	(658,016)	(686,206)	(2,586,783)
Gross profit	$ 268,667	$ 417,289	$ 390,708	$ 336,666	$1,413,330
Net income	$ 806	$ 76,342	$ 61,428	$ 36,081	$ 174,657
Net income per share—basic	$ 0.02	$ 2.10	$ 1.69	$ 1.00	$ 4.81
Net income per share—diluted	$ 0.02	$ 2.09	$ 1.68	$ 0.98	$ 4.77
2002					
Sales—domestic and international	$ 944,256	$1,363,025	$1,322,722	$1,326,944	$4,956,947
Beer excise taxes	(198,434)	(315,256)	(321,124)	(345,811)	(1,180,625)
Net sales	745,822	1,047,769	1,001,598	981,133	3,776,322
Cost of goods sold	(482,344)	(640,020)	(636,094)	(656,072)	(2,414,530)
Gross profit	$ 263,478	$ 407,749	$ 365,504	$ 325,061	$1,361,792
Net income	$ 27,203	$ 67,616	$ 46,619	$ 20,215	$ 161,653
Net income per share—basic	$ 0.76	$ 1.87	$ 1.29	$ 0.55	$ 4.47
Net income per share—diluted	$ 0.75	$ 1.84	$ 1.28	$ 0.55	$ 4.42

16. Coors Brewers Limited Acquisition

On February 2, 2002, we acquired 100% of the outstanding shares of Bass Holdings Ltd. and certain other intangible assets from InBev, for a total purchase price of 1.2 billion GBP (approximately $1.7 billion at then prevailing exchange rates), plus associated fees and expenses. The acquisition supported one of our key strategic goals of growing our beer business internationally to broaden our geographic platform; diversify revenues, profits and cash flows and increase our brand portfolio, which we believe will significantly enhance our competitive position in a consolidating worldwide beer industry.

One of the factors that contributed to a purchase price that resulted in the recognition of goodwill was the existence of financial and operating synergies. In addition to these synergies, there were a number of other factors—including the existence of a strong management team, a proven track record of introducing and marketing successful brands, an efficient sales and distribution system, complementary products and a good sales force.

The business, renamed CBL, included the majority of the assets that previously made up Bass Brewers, including the Carling, Worthington and Caffrey's beer brands; the United Kingdom and Republic of Ireland distribution rights to Grolsch (via and subject to the continuation of a joint venture arrangement, in which CBL has a 49% interest, with Royal Grolsch N.V.); several other beer and flavored-alcohol beverage brands; related brewing and malting facilities in the United Kingdom; and a 49.9% interest in the distribution logistics provider, Tradeteam. CBL is the second-largest brewer in the United Kingdom based on total beer volume, and Carling lager is the best-selling beer brand in the United Kingdom. The brand rights for Carling, which is the largest acquired brand by volume, are mainly for territories in Europe. The addition of CBL creates a stronger, broader, more diversified company in a highly competitive and consolidating global beer market.

The results of CBL operations have been included in the consolidated financial statements since February 2, 2002, the date of acquisition. The following table shows the unaudited proforma results of our consolidated operations for the fiscal year ended December 29, 2002, as if the business combination had occurred at the beginning of that fiscal year, as well as comparative actual consolidated results for the fiscal year ended December 28, 2003, when we owned CBL for the whole period. The 2002 proforma results are not necessarily indicative of the results of operations that would have occurred if the business combination had occurred at the beginning of that year and are not intended to be indicative of future results of operations.

	For the Years ended	
	December 28, 2003	December 29, 2002
	(In thousands, except per share data)	
		(Unaudited)
Net sales	$4,000,113	$3,857,593
Pretax income	$ 253,818	$ 234,833
Net income	$ 174,657	$ 148,452
Net income per common share:		
Basic	$ 4.81	$ 4.11
Diluted	$ 4.77	$ 4.06

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

	As of February 2, 2002
	(In millions)
Current assets	$ 546
Property, plant and equipment	442
Other assets	398
Intangible assets	415
Goodwill	637
Total assets acquired	2,438
Current liabilities	(425)
Non-current liabilities	(279)
Total liabilities assumed	(704)
Net assets acquired	$1,734

Of the $415 million of acquired intangible assets, approximately $390 million has been assigned to brand names and distribution rights. The remaining $25 million was assigned to patents and technology

and distribution channels. Approximately $286 million of the $390 million brand name and distribution rights value has been determined to have an indefinite life and accordingly will not be amortized. The remaining $104 million brand names and distribution rights value will be amortized over a weighted average useful life of approximately 12 years. The $25 million value for patents and technology and distribution channels will be amortized over a weighted average useful life of approximately 8 years.

We engaged the services of a professional appraiser to assist us in determining the value of the intangible assets acquired in the acquisition of CBL. The fair value of the acquired intangible brand assets were determined primarily from the discounted value of projected cash flows. A weighted average cost of capital of 8.75% was used to discount projected cash flows. Cash flows were projected using management's best estimates of sales growth or declines for each brand over its expected life. The lives of the assets were determined by an evaluation of significant factors that could impact the life of the brand.

The cost approach was used to determine the value of the customer base using the estimated cost to recruit a customer. Technology, unfavorable leaseholds, contracts and other less significant intangible assets were valued using a present value approach of the returns or costs of the underlying assets. Goodwill was valued using the residual method.

We finalized the purchase price accounting relative to the CBL acquisition in the fourth quarter of 2002. Significant purchase price adjustments included an $83.4 million increase of goodwill related to the pension plan actuarial valuation, a $2.7 million decrease of goodwill for certain restructuring plans and a $4.3 million increase of goodwill for adjustments to the fair value of assets acquired.

Goodwill of $637 million was assigned to the Europe and Americas segments in the amounts of approximately $522 million and $115 million, respectively (See Note 17, Goodwill and Intangible Assets, for further discussion of allocation). It is currently expected that none of the goodwill will be deductible for tax purposes. A valuation allowance of approximately $40 million was recorded against deferred tax assets arising from the acquisition.

In 2002, we closed our Cape Hill brewery and Alloa malting facility acquired as part of CBL. The Alloa malting facility was closed in June 2002 and was sold in July 2002 for $375,000. The majority of the production at the Cape Hill brewery related to brands that were retained by InBev, the previous owner of CBL. Liabilities recorded as part of purchase price accounting are (in millions):

	Amount
Cape Hill:	
Employee severance and related costs	$15.6
Contract cancellation costs	0.2
Total	15.8
Alloa Maltings:	
Employee severance and related costs	0.7
Lease termination costs	0.8
Total	1.5
Grand Total	$17.3

Closure of the Cape Hill brewery commenced in July 2002 with the shut down of the kegging line. All production ceased in December 2002, at which time the assets were re-classified as held-for-sale. The site is currently being held for sale at a carrying value of approximately $39 million. The payment of severance and other termination benefits started in July 2002 with the closure of the kegging line, and were substantially completed in 2003. We have a potential buyer and we expect disposition to be

completed during 2005, possibly earlier, depending on obtaining agreement with government authorities on zoning issues. The costs associated with these closures that were paid during 2003 and 2002 consisted predominately of severance costs and approximated $5.5 million and $3.2 million, respectively.

We funded the acquisition with approximately $150 million of cash on hand and approximately $1.55 billion of debt as described below at the prevailing exchange rate as of the date of acquisition:

Term		Facility Currency Denomination	Amount
			(In millions)
5 year	Amortizing term loan	USD	$ 478
5 year	Amortizing term loan (228 million GBP)	GBP	322
9 month	Bridge facility	USD	750
			$1,550

In conjunction with the term loan and bridge facility, we incurred financing fees of approximately $9.0 million and $0.5 million, respectively. These fees were amortized over the respective terms of the borrowings using the effective interest method. On May 7, 2002, we repaid our nine-month bridge facility through the issuance of long-term financing. We also repaid the balance of our GBP-denominated amortizing term loan during 2003. See Note 4, Debt, for further information about debt-related activity.

17. Goodwill and Intangible Assets

The following tables present details of our intangible assets, other than goodwill, as of December 28, 2003:

	Useful Life	Gross	Accumulated Amortization	Net
	(Years)		(in millions)	
Intangible assets subject to amortization:				
Brands	3 - 20	$ 93.9	$(21.4)	$ 72.5
Distribution rights	2 - 10	35.4	(10.0)	25.4
Patents and technology and distribution channels	3 - 10	28.2	(7.0)	21.2
Other	5 - 34	16.7	(7.1)	9.6
Intangible assets not subject to amortization:				
Brands	Indefinite	355.0	—	355.0
Pension	N/A	40.7	—	40.7
Other	Indefinite	27.7	—	27.7
Total		$597.6	$(45.5)	$552.1

Based on December 2003 average foreign exchange rates, the estimated future amortization expense of intangible assets is as follows:

Fiscal Year	Amount
	(In millions)
2004	$24.2
2005	$18.0
2006	$17.1
2007	$13.1
2008	$12.5

Amortization expense of intangible assets was $22.2 million and $20.9 million for the years ended December 28, 2003 and December 29, 2002, respectively.

Upon the acquisition of CBL on February 2, 2002, we recorded $637 million of goodwill. The total goodwill was determined using the residual method under SFAS No. 141 and 142. This goodwill was allocated between our Europe and Americas segments based on which segment would benefit from certain synergies created by the acquisition. A portion of the acquired goodwill was attributable to operating and financial synergies resulting from the combination. The financial synergy goodwill was calculated by comparing the risk premiums expected by investors associated with the CBC business with and without the CBL acquisition. This synergy was then associated with the segments based on an analysis of the Europe segment with and without the weighted average cost of capital differential as well as the two segments' relative earnings contributions. Operating synergies were allocated to reporting units based on where the savings were expected to occur. Application of this methodology resulted is the following allocations:

	As of February 2, 2002		
	Europe	Americas	Total
		(In millions)	
Goodwill	$445	$ 0	$445
Financial synergies	47	75	122
Operational synergies	30	40	70
Total Goodwill	$522	$115	$637

As of December 28, 2003, goodwill was allocated between our reportable segments as follows:

Segment	Balance At December 28, 2003	Balance At December 29, 2002
	(In millions)	
Americas	$148.0	$137.4
Europe	648.4	589.7
Total	$796.4	$727.1

Changes in our goodwill from December 29, 2002 to December 28, 2003, were the result of foreign currency exchange rate fluctuations. Changes have been made to the 2002 segmented goodwill balances, which are not reallocations between segments, but rather the reflection of foreign currency adjustments, in order to conform to current year presentation.

Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* (SFAS 142), stipulates that we are required to perform goodwill and other intangible asset impairment tests on at least an annual basis and more frequently in certain circumstances. We completed the required impairment testing of goodwill and other intangible assets under SFAS 142 during the third quarter of 2003 and determined that no goodwill or other intangible asset was impaired.

In addition, goodwill related to our joint venture investment with Molson was evaluated during 2003 under Accounting Principles Board Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock*, (APB No. 18), and found not to be impaired. Since our acquisition of the joint venture interest, the venture has seen significant volume gains, but its operating results have not met our original expectations. We and our partners continue to evaluate and refine the venture's strategy for 2004 and beyond, and the implications that future assumptions for volume, costs and profit may have on our investment valuation.

18. Subsequent Events

Effective January 1, 2004, we revised our contract with Electronic Data Systems (EDS) to extend EDS' information technology services to include our Europe segment. This effectively globalizes the services that EDS provides to our company through the year 2010, with an option to continue the services through 2012. As with the agreement existing at December 28, 2003, the new agreement will convert fixed costs into variable costs in both our Americas and Europe segments. We continue to believe that our arrangement with EDS allows us to focus on our core business while having access to the expertise and resources of a world-class information technology provider.

During the first quarter of 2004, we experienced an accident at our Golden brewery operation that resulted in injuries to several employees, extensive property damage, and a shut-down of the brewery operation for a short amount of time. We maintain insurance coverage for these types of events, including coverage for costs we incurred to avoid any business interruption. We anticipate that our 2004 results will be negatively impacted by a minimum of $2.0 million to $3.0 million, largely representing our insurance deductibles. We are still evaluating any environmental impact that may have resulted from the accident.

19. Supplemental Guarantor Information

On May 7, 2002, our wholly owned subsidiary, CBC (Issuer), completed a private placement of $850 million principal amount of 6⅜% Senior notes due 2012. The notes were issued with registration rights and were guaranteed on a senior and unsecured basis by Adolph Coors Company (Parent Guarantor) and certain domestic subsidiaries (Subsidiary Guarantors). The guarantees are full and unconditional, and joint and several. A significant amount of the Issuer's income and cash flow is generated by its subsidiaries. As a result, funds necessary to meet the Issuer's debt service obligations are provided in large part by distributions or advances from its subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as our financial condition and operating requirements and those of certain domestic subsidiaries, could limit the Issuer's ability to obtain cash for the purpose of meeting its debt service obligation including the payment of principal and interest on the notes.

Simultaneously with the private placement, we entered into a registration rights agreement pursuant to which we registered the exchange of the notes for substantially identical notes. The exchange of all the notes was completed on September 16, 2002.

The following information sets forth our Condensed Consolidating Balance Sheet as of December 28, 2003 and December 29, 2002 and the Condensed Consolidating Statements of Income and Cash Flows for the fiscal years ended December 28, 2003, December 29, 2002, and December 30, 2001. Investments in our subsidiaries are accounted for on the equity method; accordingly, entries necessary to consolidate the Parent Guarantor, Issuer and all of its subsidiaries are reflected in the elimination column. Separate complete financial statements of the Issuer and the Subsidiary Guarantors would not provide additional material information that would be useful in assessing their financial composition.

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

For the fiscal year ended December 28, 2003

(In thousands)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Sales—domestic and international	$ —	$ 2,487,414	$117,118	$ 2,782,688	$ —	$ 5,387,220
Beer excise taxes	—	(393,974)	(1,688)	(991,445)	—	(1,387,107)
Net sales	—	2,093,440	115,430	1,791,243	—	4,000,113
Cost of goods sold	—	(1,316,586)	(85,577)	(1,184,620)	—	(2,586,783)
Equity in subsidiary earnings (loss)	143,382	155,231	—	—	(298,613)	—
Gross profit	143,382	932,085	29,853	606,623	(298,613)	1,413,330
Marketing, general and administrative	(492)	(671,770)	(27,714)	(405,983)	—	(1,105,959)
Operating income	142,890	260,315	2,139	200,640	(298,613)	307,371
Interest income	728	72	144	18,301	—	19,245
Interest income (expense)	45,558	(60,645)	8,127	(74,235)	—	(81,195)
Other (expense) income	(125)	(62,289)	162,725	(91,914)	—	8,397
Income (loss) before income taxes	189,051	137,453	173,135	52,792	(298,613)	253,818
Income tax (expense) benefit	(14,394)	5,603	(54,570)	(15,800)	—	(79,161)
Net income (loss)	$174,657	$ 143,056	$118,565	$ 36,992	$(298,613)	$ 174,657

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

Fiscal Year Ended December 29, 2002 (in thousands)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Sales—domestic and international	$ —	$ 2,553,818	$ 71,043	$2,332,086	$ —	$ 4,956,947
Beer excise taxes	—	(398,523)	(2,194)	(779,908)	—	(1,180,625)
Net sales	—	2,155,295	68,849	1,552,178	—	3,776,322
Cost of goods sold	—	(1,379,969)	(39,204)	(995,357)	—	(2,414,530)
Equity in subsidiary earnings (loss)	142,233	94,158	—	—	(236,391)	—
Gross profit	142,233	869,484	29,645	556,821	(236,391)	1,361,792
Marketing, general and administrative	(357)	(665,125)	(25,482)	(366,276)	—	(1,057,240)
Special charges	—	(6,267)	—	—	—	(6,267)
Operating income	141,876	198,092	4,163	190,545	(236,391)	298,285
Interest income	1,000	1,569	30	18,588	—	21,187
Interest income (expense)	30,396	(46,204)	10,536	(65,647)	—	(70,919)
Other income (expense)	6,219	27,062	40,067	(65,301)	—	8,047
Income (loss) before income taxes	179,491	180,519	54,796	78,185	(236,391)	256,600
Income tax expense	(17,838)	(32,010)	(23,581)	(21,518)	—	(94,947)
Net income	$161,653	$ 148,509	$ 31,215	$ 56,667	$(236,391)	$ 161,653

Fiscal Year Ended December 30, 2001 (in thousands)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Sales—domestic and international	$ —	$ 2,544,857	$122,793	$175,102	$ —	$ 2,842,752
Beer excise taxes	—	(396,270)	(5,732)	(11,288)	—	(413,290)
Net sales	—	2,148,587	117,061	163,814	—	2,429,462
Cost of goods sold	—	(1,384,854)	(87,085)	(65,684)	—	(1,537,623)
Equity in subsidiary earnings (loss)	110,468	40,156	—	—	(150,624)	—
Gross profit	110,468	803,889	29,976	98,130	(150,624)	891,839
Marketing, general and administrative	(465)	(654,622)	(27,912)	(34,061)	—	(717,060)
Special charges	—	(23,174)	—	—	—	(23,174)
Operating income	110,003	126,093	2,064	64,069	(150,624)	151,605
Gain on sale of distributorship	—	—	27,667	—	—	27,667
Interest income	14,313	1,781	—	315	—	16,409
Interest income (expense)	2,241	(4,236)	(11)	—	—	(2,006)
Other income (expense)	4,042	28,318	33,077	(61,099)	—	4,338
Income before income taxes	130,599	151,956	62,797	3,285	(150,624)	198,013
Income tax expense	(7,635)	(42,372)	(23,800)	(1,242)	—	(75,049)
Net income	$122,964	$ 109,584	$ 38,997	$ 2,043	$(150,624)	$ 122,964

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
As of December 28, 2003
(In thousands)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Assets						
Current assets:						
Cash and cash equivalents	$ 454	$ 802	$ 2,849	$ 15,335	$ —	$ 19,440
Accounts receivable, net	35	45,018	8,990	564,010	—	618,053
Other receivables, net	—	66,482	2,220	64,316	—	133,019
Current deferred tax asset	—	9,417	(61)	3,463	—	12,819
Total inventories	—	109,113	5,619	94,753	—	209,485
Other current assets	—	30,626	484	54,922	—	86,032
Total current assets	489	261,458	20,101	796,799	—	1,078,848
Properties, at cost and net	—	813,996	18,919	617,870	—	1,450,785
Goodwill	—	151,868	(149,974)	794,526	—	796,420
Other intangibles, net	—	66,913	82,782	402,417	—	552,112
Investments in joint ventures	—	95,392	—	98,190	—	193,582
Net investment in and advances to subs	1,285,272	1,851,260	—	—	(3,136,532)	—
Deferred tax asset	18,392	(125)	135,047	51,490	—	204,804
Other non-current assets	5,318	78,698	2,648	123,011	—	209,675
Total assets	$1,309,471	$3,319,461	$ 109,523	$2,884,303	$(3,136,532)	$4,486,226
Liabilities and Shareholders' Equity						
Current liabilities:						
Accounts payable	$ —	$ 179,300	$ 1,091	$ 215,813	$ —	$ 396,204
Accrued salaries and vacations	—	47,640	1,203	8,750	—	57,593
Taxes, other than income taxes	—	27,704	715	184,062	—	212,481
Accrued expenses and other liabilities	14,739	103,754	3,456	254,330	—	376,279
Current portion of long-term debt	—	76,855	—	14,310	—	91,165
Total current liabilities	14,739	435,253	6,465	677,265	—	1,133,722
Long-term debt	20,000	1,119,832	(865)	20,871	—	1,159,838
Deferred tax liability	—	—	—	195,523	—	195,523
Other long-term liabilities	7,356	480,401	840	241,170	—	729,767
Total liabilities	42,095	2,035,486	6,440	1,134,829	—	3,218,850
Total shareholders' equity	1,267,376	1,283,975	103,083	1,749,474	(3,136,532)	1,267,376
Total liabilities and shareholders' equity	$1,309,471	$3,319,461	$ 109,523	$2,884,303	$(3,136,532)	$4,486,226

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS

As of December 29, 2002

(In thousands)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Assets						
Current assets:						
Cash and cash equivalents	$ 161	$ 499	$ 634	$ 57,873	$ —	$ 59,167
Accounts receivable, net	—	95,471	9,974	494,818	—	600,263
Other receivables, net	—	34,167	1,031	69,965	—	105,163
Total inventories	—	101,147	4,217	79,307	—	184,671
Other current assets	397	61,409	—	42,826	—	104,632
Total current assets	558	292,693	15,856	744,789	—	1,053,896
Properties, at cost and net	—	844,206	24,645	511,388	—	1,380,239
Goodwill	—	133,564	(136,729)	730,234	—	727,069
Other intangibles, net	—	70,363	83,990	374,723	—	529,076
Investments in joint ventures	—	94,417	—	96,767	—	191,184
Net investment in and advances to subs	1,068,297	1,721,958	—	—	(2,790,255)	—
Deferred tax asset	2,968	(14,545)	158,187	59,790	—	206,400
Other non-current assets	4,761	83,787	3,488	117,511	—	209,547
Total assets	$1,076,584	$3,226,443	$ 149,437	$2,635,202	$(2,790,255)	$4,297,411
Liabilities and Shareholders' Equity						
Current liabilities:						
Accounts payable	$ —	$ 167,037	$ 2,869	$ 164,741	$ —	$ 334,647
Accrued salaries and vacations	—	57,642	1,151	20,208	—	79,001
Taxes, other than income taxes	—	29,907	694	147,443	—	178,044
Accrued expenses and other liabilities	67,944	62,655	63,009	218,542	—	412,150
Current portion of long-term debt	—	64,495	—	79,554	—	144,049
Total current liabilities	67,944	381,736	67,723	630,488	—	1,147,891
Long-term debt	20,000	1,363,392	—	—	—	1,383,392
Deferred tax liability	—	—	—	156,437	—	156,437
Other long-term liabilities	6,789	413,673	28	207,350	—	627,840
Total liabilities	94,733	2,158,801	67,751	994,275	—	3,315,560
Total shareholders' equity	981,851	1,067,642	81,686	1,640,927	(2,790,255)	981,851
Total liabilities and shareholders' equity	$1,076,584	$3,226,443	$ 149,437	$2,635,202	$(2,790,255)	$4,297,411

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the fiscal year ended December 28, 2003

(In thousands)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Consolidated
Net cash provided by operating activities	$32,232	$257,794	$79,588	$174,524	$544,138
Cash flows from investing activities:					
Additions to properties and intangible assets	—	(92,782)	(1,334)	(146,342)	(240,458)
Proceeds from sales of properties	—	620	10,190	5,594	16,404
Investment in Molson USA, LLC	—	(5,240)	—	—	(5,240)
Other	—	(630)	—	—	(630)
Net cash provided by (used in) investing activities	—	(98,032)	8,856	(140,748)	(229,924)
Cash flows from financing activities:					
Issuances of stock under stock plans	2,491	—	—	—	2,491
Dividends paid	(29,820)	—	—	—	(29,820)
Net payments on short-term borrowings	—	(15,100)	—	(69,070)	(84,170)
Proceeds from commercial paper	—	249,645	—	—	249,645
Payments on debt and capital lease obligations	—	(462,547)	—	—	(462,547)
Change in overdraft balances	—	(32,992)	—	—	(32,992)
Net activity in investment and advances (to) from subsidiaries	(4,610)	101,535	(86,687)	(10,238)	—
Net used in financing activities	(31,939)	(159,459)	(86,687)	(79,308)	(357,393)
Cash and cash equivalents:					
Net (decrease) increase in cash and cash equivalents	293	303	1,757	(45,532)	(43,179)
Effect of exchange rate changes on cash and cash equivalents	—	—	458	2,994	3,452
Balance at beginning of year	161	499	634	57,873	59,167
Balance at end of year	$ 454	$ 802	$ 2,849	$ 15,335	$ 19,440

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the fiscal year ended December 29, 2002

(In thousands)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Consolidated
Net cash provided by operating activities	$ 12,779	$ 139,888	$ 67,293	$ 38,585	$ 258,545
Cash flows from investing activities:					
Sales and maturities of securities	232,758	—	—	—	232,758
Additions to properties and intangible assets	185	(147,798)	(4,469)	(94,760)	(246,842)
Proceeds from sales of properties	—	9,810	1,545	16,002	27,357
Acquisition of CBL, net of cash acquired	—	(115,105)	(92,650)	(1,379,545)	(1,587,300)
Investment in Molson USA, LLC	—	(2,750)	—	—	(2,750)
Other	—	(7,561)	—	—	(7,561)
Net cash provided by (used in) investing activities	232,943	(263,404)	(95,574)	(1,458,303)	(1,584,338)
Cash flows from financing activities:					
Issuances of stock under stock plans	15,645	—	—	—	15,645
Dividends paid	(29,669)	—	—	—	(29,669)
Proceeds from issuance of debt	—	2,391,934	—	—	2,391,934
Proceeds from short-term borrowings	—	250,900	—	80,433	331,333
Payments on debt and capital lease obligations	(85,000)	(1,293,075)	—	(1,643)	(1,379,718)
Debt issuance costs	(185)	(9,889)	—	—	(10,074)
Change in overdraft balances	—	(27,783)	—	—	(27,783)
Net activity in investment and advances (to) from subsidiaries	(204,917)	(1,192,862)	29,411	1,368,368	—
Net cash provided by (used in) financing activities	(304,126)	119,225	29,411	1,447,158	1,291,668
Cash and cash equivalents:					
Net (decrease) increase in cash and cash equivalents	(58,404)	(4,291)	1,130	27,440	(34,125)
Effect of exchange rate changes on cash and cash equivalents	—	—	(1,220)	17,379	16,159
Balance at beginning of year	58,565	4,790	724	13,054	77,133
Balance at end of year	$ 161	$ 499	$ 634	$ 57,873	$ 59,167

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the fiscal year ended December 30, 2001

(In thousands)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Consolidated
Net cash provided by (used in) operating activities	$ (32,582)	$ 189,288	$ 41,922	$(5,232)	$ 193,396
Cash flows from investing activities:					
Purchases of investments	(228,237)	—	—	—	(228,237)
Sales and maturities of securities	268,093	—	—	—	268,093
Additions to properties and intangible assets	522	(230,593)	(13,934)	(543)	(244,548)
Proceeds from sales of properties and intangible assets	—	20,060	43,469	—	63,529
Investment in Molson USA, LLC	—	(65,000)	—	—	(65,000)
Other	—	7,589	—	1,825	9,414
Net cash provided by (used in) investing activities	40,378	(267,944)	29,535	1,282	(196,749)
Cash flows from financing activities:					
Issuances of stock under stock plans	10,701	—	—	—	10,701
Purchases of treasury stock	(72,345)	—	—	—	(72,345)
Dividends paid	(29,510)	—	—	—	(29,510)
Change in overdraft balances	—	51,551	—	—	51,551
Net activity in investment and advances (to) from subsidiaries	27,377	34,006	(73,054)	11,671	—
Other	—	—	—	759	759
Net cash provided by (used in) financing activities	(63,777)	85,557	(73,054)	12,430	(38,844)
Cash and cash equivalents:					
Net (decrease) increase in cash and cash equivalents	(55,981)	6,901	(1,597)	8,480	(42,197)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	(431)	(431)
Balance at beginning of year	114,546	(2,111)	2,321	5,005	119,761
Balance at end of year	$ 58,565	$ 4,790	$ 724	$13,054	$ 77,133

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE DATA)
(UNAUDITED)

	Thirteen Weeks Ended		Thirty-nine Weeks Ended	
	September 26, 2004	September 28, 2003	September 26, 2004	September 28, 2003
Sales (Note 3)	$1,487,828	$1,420,191	$ 4,272,841	$ 3,990,417
Excise taxes	(383,522)	(371,467)	(1,094,330)	(1,013,176)
Net sales	1,104,306	1,048,724	3,178,511	2,977,241
Cost of goods sold (Note 3)	(688,384)	(658,016)	(2,003,152)	(1,900,577)
Gross profit	415,922	390,708	1,175,359	1,076,664
Marketing, general and administrative expenses	(312,018)	(281,313)	(917,857)	(835,435)
Operating income	103,904	109,395	257,502	241,229
Interest income	4,963	4,742	14,154	14,604
Interest expense	(17,231)	(18,381)	(54,985)	(62,215)
Other income (expense), net (Note 3)	5,903	(1)	5,883	6,291
Income before income taxes	97,539	95,755	222,554	199,909
Income tax expense	(29,430)	(34,327)	(69,658)	(61,333)
Income before minority interests	68,109	61,428	152,896	138,576
Minority interests in net income of consolidated joint ventures	(3,967)	—	(11,878)	—
Net income	$ 64,142	$ 61,428	$ 141,018	$ 138,576
Net income per common share—basic	$ 1.72	$ 1.69	$ 3.81	$ 3.81
Net income per common share—diluted	$ 1.68	$ 1.68	$ 3.74	$ 3.79
Weighted average shares—basic	$ 37,341	$ 36,339	$ 37,054	$ 36,325
Weighted average shares—diluted	$ 38,125	$ 36,575	$ 37,754	$ 36,553

See notes to unaudited condensed consolidated financial statements.

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

	As of	
	September 26, 2004	December 28, 2003
	(Unaudited)	
Assets		
Current assets:		
Cash and cash equivalents	$ 92,486	$ 19,440
Accounts receivable, net	588,264	618,053
Other receivables, net	104,147	133,019
Inventories, net:		
Finished	90,943	91,214
In process	33,783	29,480
Raw materials	88,837	81,068
Packaging materials	21,902	7,723
Total inventories, net	235,465	209,485
Current deferred tax asset	3,433	12,819
Other current assets	98,086	86,032
Total current assets	1,121,881	1,078,848
Properties, net	1,396,800	1,450,785
Goodwill	810,451	796,420
Other intangibles, net	563,498	552,112
Investments in joint ventures (Note 3)	135,998	193,582
Non-current deferred tax asset	209,104	204,804
Other non-current assets	238,902	209,675
Total assets	$4,476,634	$4,486,226

(Continued)

See notes to unaudited condensed consolidated financial statements.

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE INFORMATION)

	As of	
	September 26, 2004	December 28, 2003
	(Unaudited)	
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 258,916	$ 396,204
Accrued salaries and vacations	58,800	57,593
Taxes, other than income	180,649	212,481
Accrued expenses and other liabilities	482,506	376,279
Short-term borrowings	—	21,309
Current portion of long-term debt	143,660	69,856
Total current liabilities	1,124,531	1,133,722
Long-term debt	920,317	1,159,838
Deferred tax liability	202,106	195,523
Deferred pension and post-retirement benefits	477,798	530,126
Other long-term liabilities	206,987	199,641
Total liabilities	2,931,739	3,218,850
Minority interests	32,215	—
Shareholders' equity:		
Capital stock:		
Preferred stock, non-voting, no par value (25,000,000 shares authorized, none issued)	—	—
Class A common stock, voting, $0.01 par value (1,260,000 shares authorized, issued and outstanding)	13	13
Class B common stock, non-voting, $0.01 par value, (200,000,000 shares authorized, 36,166,036 and 35,153,707 issued and outstanding, respectively)	362	352
Total capital stock	375	365
Paid-in capital	91,148	32,049
Unvested restricted stock	(332)	(681)
Retained earnings	1,349,976	1,231,802
Accumulated other comprehensive income	71,513	3,841
Total shareholders' equity	1,512,680	1,267,376
Total liabilities and shareholders' equity	$4,476,634	$4,486,226

(Concluded)

See notes to unaudited condensed consolidated financial statements.

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)
(UNAUDITED)

	Thirty-nine Weeks Ended	
	September 26, 2004	September 28, 2003
Cash flows from operating activities:		
Net income	$ 141,018	$ 138,576
Adjustments to reconcile net income to net cash provided by operating activities:		
Minority interest	11,877	—
Equity in net earnings from unconsolidated joint ventures	(44,983)	(49,659)
Distributions from unconsolidated joint ventures	53,638	55,446
Depreciation, depletion and amortization	200,309	174,531
Amortization of debt issuance costs and discounts	1,920	5,371
Losses (gains) on sale of properties and intangibles	1,385	(5,361)
Deferred income taxes	5,572	68,707
Change in current assets and liabilities and other, net of effects of consolidation of joint ventures	(66,415)	(58,344)
Net cash provided by operating activities	304,321	329,267
Cash flows from investing activities:		
Capital expenditures	(130,991)	(159,945)
Proceeds from sales of assets	47,579	15,619
Investment in Molson USA, LLC	(1,747)	(5,239)
Cash recognized on initial consolidation of joint ventures (Note 2)	20,840	—
Cash received from Interbrew (Note 12)	25,836	—
Trade loans advanced to customers	(20,785)	(26,429)
Trade loan repayments from customers	43,651	39,080
Other	2	(630)
Net cash used in investing activities	(15,615)	(137,544)
Cash flows from financing activities:		
Issuances of stock under stock plans	53,901	1,563
Dividends paid	(22,843)	(22,359)
Net payments on short-term borrowings	(21,307)	(45,848)
Net (payments on) proceeds from commercial paper	(130,500)	249,690
Payments on debt and capital lease obligations	(89,070)	(378,099)
Dividends paid to minority interest holders	(7,218)	—
Change in overdraft balances and other	—	(25,227)
Net cash used in financing activities	(217,037)	(220,280)
Cash and cash equivalents:		
Net increase (decrease) in cash and cash equivalents	71,669	(28,557)
Effect of exchange rate changes on cash and cash equivalents	1,377	641
Balance at beginning of year	19,440	59,167
Balance at end of quarter	$ 92,486	$ 31,251

See notes to unaudited condensed consolidated financial statements.

ADOLPH COORS COMPANY AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTY-NINE WEEKS ENDED SEPTEMBER 26, 2004

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Unless otherwise noted in this report, any description of us includes Adolph Coors Company (ACC), principally a holding company; its principal operating subsidiaries, Coors Brewing Company (CBC) and Coors Brewers Limited (CBL); and our other corporate entities.

Unaudited condensed consolidated financial statements

The accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring accruals, which are necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. The accompanying condensed consolidated financial statements include our accounts, the accounts of our majority-owned domestic and foreign subsidiaries, and, effective December 29, 2003, the first day of our 2004 fiscal year, certain variable interest entities of which we are the primary beneficiary (See Note 2). All significant intercompany transactions and balances have been eliminated in consolidation. These condensed consolidated financial statements should be read in conjunction with the notes to the consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 28, 2003. The results of operations for the thirty-nine weeks ended September 26, 2004, are not necessarily indicative of the results that may be achieved for the full fiscal year and cannot be used to indicate financial performance for the entire year.

The year-end condensed balance sheet data was derived from audited financial statements.

Use of estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions are reasonable, based on information available at the time they are made. To the extent there are material differences between these estimates and actual results, our consolidated financial statements are affected.

Reclassifications

Certain reclassifications have been made to the 2003 financial statements to conform to the 2004 presentation, including a $12.7 million net cash inflow reclassified from operating to investing in the cash flow statement for the nine months ended September 28, 2003.

Stock-based compensation

We use the intrinsic value method when accounting for options issued to employees in accordance with Accounting Principles Board No. 25, "*Accounting for Stock Issued to Employees*" (APB No. 25), and related interpretations. Accordingly, we do not recognize compensation expense related to employee stock options, since options are always granted at a price equal to the market price on the day of grant. Compensation expense recorded in the financial statements relates to grants of restricted stock, and beginning in the second quarter of 2004, contingently issuable shares of stock granted to key executives, whose issuance is considered probable on December 31, 2004. The following table illustrates the effect on net income and earnings per share if we had applied the fair value provisions of

Statement of Financial Accounting Standards No. 123, *"Accounting for Stock-based Compensation"* (SFAS No. 123) to stock-based compensation using the Black-Scholes valuation model:

	Thirteen Weeks Ended		Thirty-nine Weeks Ended	
	September 26, 2004	September 28, 2003	September 26, 2004	September 28, 2003
	(In thousands, except per share data)			
Net income, as reported	$64,142	$61,428	$141,018	$138,576
Total stock-based compensation expense, net of related tax benefits, included in the determination of net income, as reported	2,008	80	3,141	258
Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(6,261)	(5,013)	(14,877)	(12,413)
Pro forma net income	$59,889	$56,495	$129,282	$126,421
Earnings per share:				
Basic—as reported	$ 1.72	$ 1.69	$ 3.81	$ 3.81
Basic—pro forma	$ 1.60	$ 1.55	$ 3.49	$ 3.48
Diluted—as reported	$ 1.68	$ 1.68	$ 3.74	$ 3.79
Diluted—pro forma	$ 1.57	$ 1.54	$ 3.42	$ 3.46

We adjusted the expected term for stock options issued in 2004 to 7.0 years for options granted to Section 16b officers and to 3.5 years for other option grantees, from 5.4 years for all option holders in 2003. We amortize pro forma expense on a straight-line basis over the option-vesting period of three years.

2. VARIABLE INTEREST ENTITIES

The FASB finalized ***FASB Interpretation No. 46R, Consolidation of Variable Interest Entities—An Interpretation of ARB51 (FIN46R)*** in December 2003, making the new guidance applicable to us in the first quarter of 2004. FIN46R expands the scope of ARB51 and can require consolidation of "variable interest entities (VIEs)." Once an entity is determined to be a VIE, the party with the controlling financial interest, the primary beneficiary, is required to consolidate it. We have investments in VIEs, of which we are the primary beneficiary. Accordingly, we have consolidated three joint ventures in our 2004 results, effective December 29, 2003, and financial position as of September 26, 2004. These include Rocky Mountain Metal Container (RMMC), Rocky Mountain Bottle Company (RMBC) and Grolsch (UK) Limited (Grolsch). The impacts to our balance sheet include the addition of net fixed assets of RMMC and RMBC totaling approximately $67 million, RMMC debt of approximately $45 million, and Grolsch net intangibles of approximately $20 million. The most significant impact to our cash flow statement for the thirty-nine weeks ended September 26, 2004, was to increase depreciation expense by approximately $9.5 million. The impact to our income statement was to reduce Americas segment cost of goods sold, reclassify Europe segment costs out of cost of goods sold into marketing, general and administrative expense and to increase corporate interest expense in the quarter. Our partners' share of the operating results of the ventures is eliminated in the minority interest in net income of consolidated joint ventures line of the accompanying statement of income. Results of operations and financial position from prior periods have not been restated as a result of the adoption of FIN46R.

Rocky Mountain Bottle Company

RMBC is a joint venture with Owens-Brockway Glass Container, Inc. (Owens) in which we hold a 50% interest. RMBC produces glass bottles at our glass manufacturing facility for use at our Golden

brewery. Under this agreement, RMBC supplies our bottle requirements, and Owens has a contract to supply the majority of our bottle requirements not met by RMBC. In 2003, our share of pre-tax joint venture profits for this venture, totaling $0.5 million and $6.8 million in the thirteen and thirty-nine weeks ended September 28, 2003, respectively, was included in cost of goods sold in our Condensed Consolidated Statements of Income. RMBC is a non-taxable entity. Accordingly, income tax expense on the accompanying statements of income only includes taxes related to our share of the joint venture income.

Rocky Mountain Metal Container

RMMC, a Colorado limited liability company, is a joint venture with Ball Corporation (Ball) in which we hold a 50% interest. We have a can and end supply agreement with RMMC. Under this agreement, RMMC supplies us with substantially all the can and end requirements for our Golden brewery. RMMC manufactures these cans and ends at our manufacturing facilities, which RMMC is operating under a use and license agreement. In 2003, our share of pre-tax joint venture profits (losses), totaling ($0.2) million and $0.2 million in the thirteen and thirty-nine weeks ended September 28, 2003, respectively, was included in cost of goods sold in our Condensed Consolidated Statements of Income. RMMC is a non-taxable entity. Accordingly, income tax expense on the accompanying statements of income only includes taxes related to our share of the joint venture income. Upon consolidation of RMMC, debt of approximately $45 million was added to our balance sheet. As of September 26, 2004, this debt was non-recourse to Coors; however, we are in discussions with our lenders related to Coors extending a guarantee for this debt.

Grolsch

Grolsch is a joint venture between CBL and Royal Grolsch NV in which we hold a 49% interest. The Grolsch joint venture markets Grolsch® branded beer in the United Kingdom and the Republic of Ireland. The majority of the Grolsch branded beer is produced by CBL under a contract brewing arrangement with the joint venture. CBL and Royal Grolsch NV sell beer to the joint venture, which sells the beer back to CBL (for onward sale to customers) for a price equal to what it paid, plus a marketing and overhead charge and a profit margin. In 2003, our share of pre-tax profits for this venture, totaling $1.6 million and $5.3 million in the thirteen and thirty-nine weeks ended September 28, 2003, respectively, was included in cost of goods sold in our Condensed Consolidated Statements of Income. Grolsch is a taxable entity in the United Kingdom. Accordingly, income tax expense on the accompanying statements of income includes taxes related to the entire income of the venture. Upon consolidation, net fixed assets of approximately $4 million and net intangibles of approximately $20 million were added to our balance sheet.

The following summarizes the relative size of our consolidated joint ventures (including minority interests):

	Thirteen Weeks Ended September 26, 2004			Thirty-nine Weeks Ended September 26, 2004		
	Total Assets	Sales(1)	Pre-tax Income	Total Assets	Sales(1)	Pre-tax Income
	(In thousands)					
Grolsch	$35,579	$26,886	$3,672	$35,579	$ 67,994	$ 9,351
RMBC	$44,541	$18,147	$3,823	$44,541	$ 62,737	$14,561
RMMC	$77,245	$54,164	$1,940	$77,245	$156,649	$ 3,919

(1) Substantially all such sales are made to the Company, and as such, are eliminated in consolidation.

3. EQUITY INVESTMENTS AND OTHER INCOME (EXPENSE), NET

The following summarizes information regarding our other equity investments that we have determined are not required to be consolidated under FIN46R:

Non-Majority-Owned Equity Investments:

	Thirteen Weeks Ended				Thirty-nine Weeks Ended			
	September 26, 2004		September 28, 2003		September 26, 2004		September 28, 2003	
	Total Assets	Company share of joint venture income (loss)	Total Assets	Company share of joint venture income (loss)	Total Assets	Company share of joint venture income (loss)	Total Assets	Company share of joint venture income (loss)
	(In thousands)							
Molson USA, LLC	$ 10,073	$(1,135)	$ 14,818	$ (880)	$ 10,073	$(2,019)	$ 14,818	$(1,903)
Tradeteam	$104,182	$ 1,008	$108,777	$4,092	$104,182	$ 2,039	$108,777	$ 6,891

Molson USA, LLC

In January 2001, we entered into a joint venture partnership agreement with Molson Inc. (Molson), and paid $65.0 million for a 49.9% interest in the joint venture. The joint venture, Molson USA, LLC, was formed to import, market, sell and distribute Molson's brands of beer in the United States. We account for this joint venture by using the equity method of accounting. We recognize our share of the joint venture results in the other income (expense), net, line in our Condensed Consolidated Statements of Income, given the immateriality of its results. We believe our maximum exposure to loss over the required ownership period to be $42 million. We have determined that, while Molson USA is a variable interest entity as defined by FIN46R, we are not the primary beneficiary of the entity.

Tradeteam

Tradeteam was formed in 1995 by CBL (then Bass Brewers Limited) and Exel Logistics. CBL has a 49.9% interest in this joint venture. The joint venture operates a system of satellite warehouses and a transportation fleet for deliveries between CBL breweries and customers. Tradeteam also delivers products for other UK brewers. Our share of pre-tax joint venture results has been included in the other income (expense), net, line of our Condensed Consolidated Statements of Income given the immateriality of its results. We do not believe there is a significant exposure to loss in our current relationship over our expected ownership period. We have determined that Tradeteam is not a variable interest entity as defined in FIN46R.

Majority-Owned, Non-Consolidated Equity Investment:

	Thirteen Weeks Ended				Thirty-nine Weeks Ended			
	September 26, 2004		September 28, 2003		September 26, 2004		September 28, 2003	
	Total Assets	Company share of partnership pre-tax income	Total Assets	Company share of partnership pre-tax income	Total Assets	Company share of partnership pre-tax income	Total Assets	Company share of partnership pre-tax income
	(In thousands)							
Coors Canada	$24,809	$17,506	$21,378	$15,108	$24,809	$44,964	$21,378	$34,940

Molson Coors Canada Inc. (MCC), formerly Coors Canada, Inc., a wholly owned subsidiary, formed a partnership, Coors Canada, with Molson to market and sell our products in Canada beginning in 1998. MCC and Molson have a 50.1% and 49.9% interest, respectively, in Coors Canada. Under the partnership agreement, Coors Canada is responsible for marketing our products in Canada, and contracts with Molson for brewing, distribution and sales of these brands. In December 2000, the partnership and licensing agreements between Molson and Coors were extended for an indefinite period. Coors Canada receives an amount from Molson generally equal to net sales revenue generated from our brands less production, distribution, sales and overhead costs related to these sales. Our share of pre-tax income from this partnership is included in Sales in our Condensed Consolidated Statements of Income. We do not believe that there is a significant exposure to loss in our current relationship over the expected ownership period. Although we believe Coors Canada is a variable interest entity, we have determined that we are not the primary beneficiary of the entity.

Other Income (Expense), net

	Thirteen Weeks Ended		Thirty-nine Weeks Ended	
	September 26, 2004	September 28, 2003	September 26, 2004	September 28, 2003
	(In thousands)			
Share of non-majority owned equity investment income (loss), net	$(1,163)	$(134)	$(3,602)	$ 695
Royalty income, net	6,272	277	9,170	1,586
Foreign currency gains (losses), net	866	809	867	809
Non-operating asset disposition gains (losses), net	644	(695)	618	4,246
Other, net	(716)	(258)	(1,170)	(1,045)
Total Other Income (Expense), net	$ 5,903	$ (1)	$ 5,883	$ 6,291

4. OTHER COMPREHENSIVE INCOME

	Thirteen Weeks Ended		Thirty-nine Weeks Ended	
	September 26, 2004	September 28, 2003	September 26, 2004	September 28, 2003
	(In thousands)			
Net income	$ 64,142	$61,428	$141,018	$138,576
Other comprehensive income:				
Foreign currency translation adjustments, net of tax	(18,589)	(3,404)	30,798	49,993
Currency effect on minimum pension liability	1,540	—	(2,711)	—
Reclassification of minimum pension liability to goodwill (Note 12)	23,294	—	23,294	—
Unrealized gain (loss) on derivative instruments, net of tax	14,687	(5,111)	19,846	(4,592)
Reclassification adjustment—derivative instruments, net of tax	(924)	1,234	(3,555)	3,183
Comprehensive income	$ 84,150	$54,147	$208,690	$187,160

5. EARNINGS PER SHARE (EPS)

Basic and diluted net income per common share was determined using the calculations outlined below:

	Thirteen Weeks Ended		Thirty-nine Weeks Ended	
	September 26, 2004	September 28, 2003	September 26, 2004	September 28, 2003
	(In thousands, except per share amounts)			
Net income available to common shareholders	$64,142	$61,428	$141,018	$138,576
Weighted average shares for basic EPS	37,341	36,339	37,054	36,325
Effect of dilutive securities:				
Stock options granted to employees	754	206	670	198
Restricted shares subject to repurchase excluded from basic EPS	30	30	30	30
Weighted average shares for diluted EPS	38,125	36,575	37,754	36,553
Basic EPS	$ 1.72	$ 1.69	$ 3.81	$ 3.81
Diluted EPS	$ 1.68	$ 1.68	$ 3.74	$ 3.79

The dilutive effects of stock options and restricted shares were determined by applying the treasury stock method, assuming we were to purchase common shares with the proceeds from stock option exercises. There were an insignificant number of anti-dilutive stock options in the thirteen weeks ended September 26, 2004 and anti-dilutive stock options totaling 3.7 million in the thirteen weeks ended September 28, 2003. There were 1.3 million and 3.7 million in the thirty-nine weeks ended September 26, 2004, and September 28, 2003, respectively, that were not included in our calculation because the stock options' exercise prices were greater than the average market price of the common shares during the periods presented.

6. BUSINESS SEGMENTS

The Americas segment is focused on the production, marketing, and sales of the Coors portfolio of brands in the United States and its territories, including the results of the RMMC and RMBC joint ventures consolidated in 2004 under FIN46R. This segment also includes the Coors Light® business in Canada that is conducted through a joint venture with Molson, Coors Canada, and the sale of Molson products in the United States that is conducted through a joint venture, Molson USA. The Americas also include the small amount of volume that is sold outside of the United States and its territories.

The Europe segment consists of our production and sale of the CBL brands, principally in the United Kingdom but also in other parts of the world, our joint venture arrangement relating to the production and distribution of Grolsch in the United Kingdom and Republic of Ireland (consolidated under FIN46R in 2004), and our joint venture arrangement for the physical distribution of products throughout Great Britain (Tradeteam). It also includes the sale of Coors Fine Light Beer® in the United Kingdom and Coors Light in the Republic of Ireland.

No single customer accounted for more than 10% of our sales. Inter-segment revenues are insignificant.

Summarized financial information concerning our reportable segments is shown in the following table:

	Thirteen Weeks Ended		Thirty-nine Weeks Ended	
	September 26, 2004	September 28, 2003	September 26, 2004	September 28, 2003
	(In thousands)			
Income Statement Information				
Americas				
Net sales	$ 662,215	$ 640,443	$1,881,393	$1,859,232
Income before income taxes, after minority interests	80,020	72,607	195,616	189,506
Europe				
Net sales	442,091	408,281	1,297,118	1,118,009
Income before income taxes, after minority interests	39,260	46,580	94,598	89,193
Total Operating Segments				
Net sales from operating segments	1,104,306	1,048,724	3,178,511	2,977,241
Income before income taxes, after minority interests	119,280	119,187	290,214	278,699
Corporate unallocated expenses, after minority interests	(25,708)	(23,432)	(79,538)	(78,790)
Total consolidated income before income taxes, after minority interests	$ 93,572	$ 95,755	$ 210,676	$ 199,909

Following is a reconciliation of amounts shown as income before income taxes, after minority interests, to income before income taxes and net income shown on the condensed consolidated statements of income. Minority interests exist in 2004 due to the consolidation of certain variable interest entities as a result of the adoption of FIN46R (Note 2).

	Thirteen Weeks Ended September 26, 2004				Thirteen Weeks Ended September 28, 2003			
	Americas	Europe	Corporate	Total	Americas	Europe	Corporate	Total
	(In thousands)							
Income before income taxes, after minority interests	$80,020	$39,260	$(25,708)	$ 93,572	$72,607	$46,580	$(23,432)	$ 95,755
Minority interests	3,054	1,305	(392)	3,967	—	—	—	—
Income before income taxes	83,074	40,565	(26,100)	97,539	72,607	46,580	(23,432)	95,755
Income tax expense				(29,430)				(34,327)
Income before minority interests				68,109				61,428
Minority interests				(3,967)				—
Net income				$ 64,142				$ 61,428

	Thirty-nine Weeks Ended September 26, 2004				Thirty-nine Weeks Ended September 28, 2003			
	Americas	Europe	Corporate	Total	Americas	Europe	Corporate	Total
				(In thousands)				
Income before income taxes, after minority interests	$195,616	$94,598	$(79,538)	$210,676	$189,506	$89,193	$(78,790)	$199,909
Minority interests	9,731	3,327	(1,180)	11,878	—	—	—	—
Income before income taxes	205,347	97,925	(80,718)	222,554	189,506	89,193	(78,790)	199,909
Income tax expense				(69,658)				(61,333)
Income before minority interests				152,896				138,576
Minority interests				(11,878)				—
Net income				$141,018				$138,576

7. CAPE HILL BREWERY SALE

We sold our Cape Hill brewery property in May 2004 for £26 million (approximately $47 million at current exchange rates), with £6 million payable to us in 2004 and £20 million due in 2005. We received an initial payment of £0.5 million at closing and expect the sale to result in a one-time pretax gain of £4 million (approximately $7 million). We recorded an insignificant portion of the ultimate gain in the second quarter of 2004 under the installment method. We anticipate recording the remaining gain on sale in the fourth quarter of 2004 after the remaining 2004 payment has been received. The long-term portion of the note receivable is included in other non-current assets.

In 2002, we recorded charges related to the closing of our Cape Hill brewery, which were included as part of our purchase accounting upon the acquisition of CBL. Closure of the Cape Hill brewery commenced in July 2002 with the shut down of the kegging line. All production ceased in December 2002, at which time the assets, which were included in properties, net, were reclassified as held-for-sale. No impairment was taken on the assets, as their market value exceeded their carrying value. The payment of severance and other termination benefits started in July 2002 and will be completed in December 2004. We will reduce goodwill for unpaid restructuring liabilities upon full gain recognition in 2004.

8. CONTAINER OUTSOURCING ARRANGEMENT

CBL outsourced the ownership, procurement and tracking of its approximately 1.2 million kegs and casks with TrenStar, Inc. in the second quarter of 2004. TrenStar acquired CBL's keg and cask inventory and will provide ongoing container management services for CBL in the United Kingdom, including installation of radio frequency identification tags on each container and the use of container tracking technology under a 15-year service agreement. We received a cash payment of approximately £28 million ($50 million at second quarter exchange rates) for our UK keg and cask inventory. An insignificant loss was recognized on the sale.

9. MOLSON COORS MERGER AGREEMENT

On July 22, 2004, we announced that we had entered into a definitive agreement to merge with Molson Inc. that will result in the world's fifth-largest brewing company by volume, with estimated combined beer sales of 51 million US barrels annually. The proposed merger is subject to approval by shareholders of both companies, the Supreme Court of Quebec, appropriate regulators and other authorities, as well as other contractual closing conditions. During the third quarter we received clearance from the US Federal Trade Commission and filed a preliminary proxy statement for SEC review. On November 4, 2004, Molson and Coors agreed to include a special dividend to Molson shareholders as part of the merger transaction. The special dividend of C$ 3.26 per share will be payable as part of the plan of arrangement. Pentland Securities (1981) Inc., a company controlled by

Eric H. Molson, has agreed to forego any participation in the special dividend. Coors will be the accounting and legal acquirer in the transaction.

10. GOODWILL AND OTHER INTANGIBLES

The following tables present details of our intangible assets as of September 26, 2004:

	Useful Life (Years)	Gross	Accumulated Amortization (In millions)	Net
Intangible assets subject to amortization:				
Brands	3-20	$124.2	$39.9	$ 84.3
Distribution rights	2-10	36.1	12.7	23.4
Patents and technology and distribution channels	3-10	33.5	14.1	19.4
Other	5-34	15.4	9.4	6.0
Intangible assets not subject to amortization:				
Brands	Indefinite	361.9	—	361.9
Pension	N/A	40.7	—	40.7
Other	Indefinite	27.8	—	27.8
Total		$639.6	$76.1	$563.5

Based on average foreign exchange rates for the thirteen weeks ended September 26, 2004, the estimated future amortization expense of intangible assets is as follows:

Fiscal Year	Amount (In millions)
2004–Remaining	$ 5.6
2005	$17.5
2006	$17.1
2007	$12.9
2008	$11.7

Amortization expense of intangible assets was $6.8 million and $16.5 million for the thirty-nine weeks ended September 26, 2004, and September 28, 2003, respectively.

As of September 26, 2004, goodwill was allocated between our reportable segments as follows:

Segment	Amount (In millions)
Americas	$150
Europe	660
Total	$810

Goodwill balances fluctuated from December 28, 2003, solely due to changes in currency rates.

Goodwill related to our joint venture investment with Molson in the United States was evaluated during the third quarter of 2004 under Accounting Principles Board Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock,* (APB No. 18), and found not to be impaired. Since our acquisition of the joint venture interest, the venture has seen significant volume gains, but its operating results have not met our original expectations. Our partner and we continue to evaluate and refine the venture's strategy, along with the implications that future assumptions for volume, costs and

profit may have on the value of our investment. This goodwill of approximately $62 million is included in investments in joint ventures in the accompanying Condensed Consolidated Balance Sheet.

11. DEBT

Our total long-term borrowings as of September 26, 2004, and December 28, 2003, were composed of the following:

	As of	
	September 26, 2004	December 28, 2003
	(In thousands)	
Short-term borrowings(1)	$ —	$ 21,309
Senior private placement notes(2)	$ 20,000	$ 20,000
6⅜% Senior notes due 2012	859,285	854,043
Senior Credit Facility(3)	—	86,000
Commercial paper(4)	119,456	249,645
Other notes payable(5)	65,236	20,006
Total long-term debt	$1,063,977	$1,229,694
Total debt	$1,063,977	$1,251,003
Current portion of long-term debt	$ 143,660	$ 69,856

(1) Our short-term borrowings consist of various uncommitted lines of credit. At September 26, 2004, we had two USD uncommitted lines of credit totaling $50 million. We had $7.0 million outstanding under these lines of credit as of December 28, 2003, and no borrowings outstanding under these lines as of September 26, 2004. Amounts outstanding under the lines of credit bear interest at a rate stated by the lenders. The interest rate at December 28, 2003, was 1.80%. We also had three uncommitted lines of credit totaling £30.0 million, or approximately $54.2 million based on foreign exchange rates at September 26, 2004. These lines of credit bear interest at a floating rate determined by the lenders. At September 26, 2004, there was no balance outstanding and at December 28, 2003, the balance outstanding totaled $11.9 million. The interest rate at December 28, 2003, was 4.30%. In addition, we have two uncommitted lines of credit totaling 1.1 billion Japanese yen, or approximately $9.9 million, at September 26, 2004. Interest rates are below 1% and amounts outstanding totaled $2.4 million at December 28, 2003. There was no balance outstanding at September 26, 2004.

(2) At September 26, 2004, we had $20.0 million in unsecured senior notes that were due July 2005. Subsequent to September 26, 2004, we repaid the note, in full.

(3) At December 28, 2003, we had $86.0 million outstanding on an unsecured senior credit facility consisting of a US dollar-denominated amortizing term loan. We paid the outstanding balance off in full during the first quarter of 2004. In connection with the repayments on our term loan, we accelerated the amortization of fees associated with the loan, resulting in a $0.4 million charge to interest expense during the first quarter of 2004.

(4) In June 2003, we issued approximately $300 million in commercial paper. At September 26, 2004, and December 28, 2003, we had $119 million and $250 million outstanding, respectively. All of our commercial paper balance is classified as short-term as of September 26, 2004, as our intent is to repay the entire balance in the next twelve months. As of September 26, 2004, and December 28, 2003, the interest rates on our commercial paper borrowings ranged from 1.79% to 1.85%, with a weighted average of 1.84%; and from 1.24% to 1.27%, with a weighted average of 1.255%, respectively. As of September 26, 2004, $119 million of our total $500 million unsecured

committed credit arrangement was being used as a backstop for our commercial paper program. This line of credit has a five-year term expiring 2007.

(5) Our other notes payable consist of a CBL note payable totaling approximately $20 million and denominated in Euros that existed at the time of the CBL acquisition; and a note payable totaling approximately $45 million issued by our RMMC joint venture (See Note 2). The CBL note bears interest at 5.39% and matures in October 2005. The RMMC note is currently non-recourse to Coors, bears interest at 7.20% and matures in December 2013. We are in discussions with our lenders related to Coors extending a guarantee of this debt.

12. EMPLOYEE RETIREMENT PLANS

We implemented FASB Statement No. 132 (SFAS 132) ***Employers' Disclosures about Pensions and Other Postretirement Benefits (Revised 2003)*** in the fourth quarter of 2003 and incorporated its changes into our 2003 Annual Report on Form 10-K. SFAS 132 does not change the accounting and measurement for pensions and other postretirement benefits. It does add new disclosures for the footnotes to the financial statements, including quarterly reporting on Form 10-Q. We are required to include the following disclosures regarding our retirement plan benefit expenses:

	Thirteen Weeks Ended:					
	September 26, 2004			September 28, 2003		
	US Plans	UK Plan	Total	US Plans	UK Plan	Total
	(In thousands)					
Defined Benefit Plans						
Service cost	$ 5,095	$ 8,209	$ 13,304	$ 4,634	$ 7,344	$ 11,978
Interest cost	12,766	24,383	37,149	12,292	21,157	33,449
Expected return on plan assets	(13,166)	(29,518)	(42,684)	(12,208)	(25,262)	(37,470)
Amortization of prior service cost	1,443	—	1,443	1,480	—	1,480
Amortization of transition obligation	60	—	60	59	—	59
Amortization of net loss (gain)	3,434	(744)	2,690	1,795	—	1,795
Less expected participant contributions	—	(2,257)	(2,257)	—	(2,045)	(2,045)
Net periodic pension cost	$ 9,632	$ 73	$ 9,705	$ 8,052	$ 1,194	$ 9,246
Other Postretirement Benefits						
Service cost—benefits earned during the period	$ 499	$ —	$ 499	$ 401	$ —	$ 401
Interest cost on projected benefit obligation	1,564	—	1,564	1,689	—	1,689
Amortization of prior service cost	(5)	—	(5)	(5)	—	(5)
Recognized net actuarial loss	192	—	192	91	—	91
Net periodic post-retirement benefit cost	$ 2,250	$ —	$ 2,250	$ 2,176	$ —	$ 2,176

	Thirty-nine Weeks Ended:					
	September 26, 2004			September 28, 2003		
	US Plans	UK Plan	Total	US Plans	UK Plan	Total
	(In thousands)					
Defined Benefit Plans						
Service cost	$ 15,396	$ 25,055	$ 40,451	$ 13,778	$ 21,620	$ 35,398
Interest cost	39,083	74,419	113,502	36,551	62,283	98,834
Expected return on plan assets	(39,783)	(90,092)	(129,875)	(36,276)	(74,369)	(110,645)
Amortization of prior service cost	4,415	—	4,415	4,401	—	4,401
Amortization of transition obligation	179	—	179	182	—	182
Amortization of net loss	10,514	1,644	12,158	6,321	—	6,321
Less expected participant contributions	—	(6,887)	(6,887)	—	(6,019)	(6,019)
Net periodic pension cost	$ 29,804	$ 4,139	$ 33,943	$ 24,957	$ 3,515	$ 28,472
Other Postretirement Benefits						
Service cost—benefits earned during the period	$ 1,497	$ —	$ 1,497	$ 1,203	$ —	$ 1,203
Interest cost on projected benefit obligation	4,692	—	4,692	5,067	—	5,067
Amortization of prior service cost	(15)	—	(15)	(15)	—	(15)
Recognized net actuarial loss	576	—	576	273	—	273
Net periodic post-retirement benefit cost	$ 6,750	$ —	$ 6,750	$ 6,528	$ —	$ 6,528

In July 2004, we received £14 million (approximately $26 million at then-current exchange rates) from Interbrew, related to misrepresentations made by them regarding pension participant data when CBL was purchased in 2002. The participant data originally provided by Interbrew when CBL was acquired omitted data that significantly increased our pension liability at the time of the acquisition (approximately £21 million or $38 million at current exchange rates). We determined that goodwill associated with the purchase price of CBL should be adjusted for the change in the pension liability and for the cash collected from Interbrew during the third quarter. The net effect of adjusting goodwill for the pension liability and the cash received was insignificant. The effect on equity was to increase other comprehensive income by $23.3 million, net of tax (Note 4). The effect of the adjustment on pension expense will be to reduce amortization of actuarial losses by approximately £21 million (approximately $38 million at current exchange rates) over the remaining working lives of participants (estimated at 10 years), and increase the interest component of annual service cost by approximately £1 million or $2 million.

We made pension contributions totaling $69 million in the third quarter of 2004. We do not plan to make additional pension contributions during 2004.

13. CHANGES IN CAPITAL STOCK AND PAID-IN CAPITAL

The following summarizes the changes in our capital stock and paid-in capital accounts during the first nine months of 2004:

	Shares of common stock issued		Common stock issued		Paid-in Capital
	Class A	Class B	Class A	Class B	
	(In thousands)				
Balances at December 28, 2003	**1,260**	**35,154**	**$13**	**$352**	**$32,049**
Shares issued under stock plans	—	1,012	—	10	53,901
Tax benefit from shares issued under stock plans	—	—	—	—	5,198
Balances at September 26, 2004	**1,260**	**36,166**	**$13**	**$362**	**$91,148**

14. SUBSEQUENT EVENTS

Pub Dispense Equipment Outsourcing Agreement

CBL entered into an agreement with two other UK brewers, Scottish Courage Ltd. and Carlsberg UK Ltd., in August 2004, to create a joint venture to outsource the management and servicing of the three brewers' on-trade dispense equipment. The venture, called Serviced Dispense Equipment Ltd. (SDE) would contract with a separate business, Innserve Ltd., to perform day-to-day technical services, including on-trade cellar services, maintenance and installation of fonts, lines, coolers and other equipment used to dispense on-trade beverages. The agreement was subject to the approval of the Office of Fair Trading (OFT). While the OFT previously approved a similar agreement between Scottish Courage Ltd. and Carlsberg UK Ltd., the addition of CBL to the venture prompted the OFT to refer the case to the UK Competition Commission. As a result, the agreements regarding the SDE joint venture were voided; however, we and the other joint venture investors intend to continue to pursue the arrangement. The UK Competition Commission is expected to report by March 15, 2005. This event presents enough uncertainty regarding the eventual closing of the sale that our on-trade dispense equipment assets have not been reclassified as held for sale as of September 26, 2004, and an expected $22 million loss on sale of the assets will not be recorded unless the agreement is approved by the UK Competition Commission, as an impairment loss is not called for with the assets classified as held for use.

New Income Tax Bill

On October 22, 2004, a new tax law was enacted in the United States and some of the provisions in this law will be effective for 2004. We are in the process of evaluating the impact of this law on our operations.

15. CONTINGENCIES

Environmental

When we determine that it is probable that a liability for environmental matters or other legal actions exists and the amount of the loss is reasonably estimable, an estimate of the future costs are recorded as a liability in the financial statements. Costs are capitalized if they extend the life, increase the capacity or improve the safety or efficiency of company-owned assets, or are incurred to mitigate or prevent future environmental contamination. Other environmental costs are expensed when incurred.

Lowry Superfund Site

We are one of a number of entities named by the Environmental Protection Agency (EPA) as a potentially responsible party (PRP) at the Lowry Superfund site. This landfill is owned by the City and County of Denver (Denver), and is managed by Waste Management of Colorado, Inc. (Waste Management). In 1990, we recorded a pretax charge of $30 million, a portion of which was put into a trust in 1993 as part of a settlement with Denver and Waste Management regarding the then outstanding litigation. Our settlement was based on an assumed cost of $120 million (in 1992 adjusted dollars). We are obligated to pay a portion of future costs in excess of that amount.

In January 2004, Waste Management provided us with updated annual cost estimates through 2032. We reviewed these cost estimates, in conjunction with a third-party expert, in the assessment of our accrual related to this issue. We used certain assumptions that differ from Waste Management's estimates to assess our expected liability. Our expected liability is based on our and the third-party's best estimates available.

The assumptions used are as follows:

- Trust management costs will be accrued as incurred,
- Income taxes, which we believe not to be an included cost, are not included in the assumptions,
- A 2% inflation rate for future costs, and
- Certain operations and maintenance costs were discounted using a 4.98% risk-free rate of return.

Based on these assumptions, the present value and gross amount of the discounted costs are approximately $1.4 million and $3.3 million, respectively. We did not assume any future recoveries from insurance companies in the estimate of our liability. We believe that the existing accrual is adequate as of September 26, 2004.

Considering that the estimates extend through the year 2032 and the related uncertainties at the site, including what additional remedial actions may be required by the EPA, new technologies, and what costs are included in the determination of when the $120 million threshold is reached, the estimate of our liability may change as facts further develop. We cannot predict the amount of any such change, but additional accruals in the future are possible.

Other Environmental

We are aware of groundwater contamination at some of our properties in Colorado resulting from historical, ongoing or nearby activities. There may also be other contamination of which we are currently unaware.

From time to time, we have been notified that we are or may be a PRP under the Comprehensive Environmental Response, Compensation and Liability Act or similar state laws for the cleanup of other sites where hazardous substances have allegedly been released into the environment. We cannot predict with certainty the total costs of cleanup, our share of the total cost, the extent to which contributions will be available from other parties, the amount of time necessary to complete the cleanups or insurance coverage.

While we cannot predict the eventual aggregate cost for environmental and related matters in which we are currently involved, we believe that any payments, if required, for these matters would be made over a period of time in amounts that would not be material in any one year to our operating results, cash flows or our financial or competitive position. We believe adequate reserves have been provided for losses that are probable and estimable.

Litigation and Other Disputes

Coors and many other brewers and distilled spirits manufacturers have been sued in several courts regarding advertising practices and underage consumption. The suits have all been brought by the same law firm and allege that each defendant intentionally marketed its products to "children and other underage consumers." In essence, each suit seeks, on behalf of an undefined class of parents and guardians, an injunction and unspecified money damages. We will vigorously defend this litigation and it is not possible at this time to estimate the possible loss or range of loss, if any, in these lawsuits.

We are involved in other disputes and legal actions arising in the ordinary course of our business. While it is not feasible to predict or determine the outcome of these proceedings, in our opinion, based on a review with legal counsel, none of these disputes and legal actions is expected to have a material impact on our consolidated financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters, including the above-described advertising practices case, may arise from time to time that may harm our business.

Golden Brewery Accident

In February 2004, we experienced an accident at our Golden brewery operation that resulted in injuries to three employees, extensive property damage, and a shutdown of the brewery operation for a short time. We maintain insurance coverage for these types of events; including coverage for costs we incurred to avoid any business interruption. We recorded a loss of $2.0 million in cost of goods sold during the first quarter of 2004 representing our insurance deductibles for costs of the cleanup and repairs, and the losses from the impairment of long-lived assets. These costs were offset in cost of goods sold by gains of $0.5 million and $1.5 million recorded in the second and third quarters, respectively, associated with insurance recoveries for costs that are being capitalized to property, plant and equipment. FASB Interpretation No. 30, *Accounting for Involuntary Conversions of Nonmonetary Assets to Monetary Assets,* clarifies that if insurance reimbursements are collected for costs that were capitalized to the balance sheet, those reimbursements are to be treated as gains, as opposed to reducing the book basis of the related assets. We anticipate that we will recognize additional gains of $1.0 million to $1.5 million from the insurance proceeds we receive for costs incurred for capital assets purchased as a part of the project to restore the damaged area, most of which will be recognized in 2005. Our cleanup and repair efforts were substantially completed in the second and third quarters of 2004.

16. SUPPLEMENTAL GUARANTOR INFORMATION

On May 7, 2002, a wholly owned subsidiary of ours, CBC (Issuer), completed a private placement of $850 million principal amount of 6⅜% Senior notes due 2012. The notes were issued with registration rights and were guaranteed on a senior and unsecured basis by Adolph Coors Company (Parent Guarantor) and certain domestic subsidiaries (Subsidiary Guarantors). The guarantees are full and unconditional and joint and several. A significant amount of the Issuer's income and cash flow is generated by its subsidiaries. As a result, funds necessary to meet the Issuer's debt service obligations are provided in large part by distributions or advances from its subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as our financial condition and operating requirements and those of certain domestic subsidiaries, could limit the Issuer's ability to obtain cash for the purpose of meeting its debt service obligation including the payment of principal and interest on the notes.

Simultaneously with the private placement, we entered into a registration rights agreement pursuant to which we registered the exchange of the notes for substantially identical notes. The exchange of all the notes was completed on September 16, 2002.

The following information sets forth our Condensed Consolidating Balance Sheets as of September 26, 2004, and December 28, 2003, and the Condensed Consolidating Statements of Income for the thirteen and thirty-nine weeks ended September 26, 2004, and September 28, 2003, and the Condensed Consolidating Statements of Cash Flows for the thirty-nine weeks ended September 26, 2004, and September 28, 2003. Investments in our subsidiaries are accounted for on the equity method; accordingly, entries necessary to consolidate the Parent Guarantor, Issuer, and all of its subsidiaries are reflected in the eliminations column. Separate complete financial statements of the Issuer and the Subsidiary Guarantors would not provide additional material information that would be useful in assessing their financial composition.

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

FOR THE THIRTEEN WEEKS ENDED SEPTEMBER 26, 2004 (In thousands, unaudited)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Sales	$ —	$ 670,109	$ 40,507	$ 777,212	$ —	$1,487,828
Excise taxes	—	(104,358)	(720)	(278,444)	—	(383,522)
Net sales	—	565,751	39,787	498,768	—	1,104,306
Cost of goods sold	—	(343,895)	(31,005)	(313,484)	—	(688,384)
Equity in subsidiary earnings	58,831	60,238	—	—	(119,069)	—
Gross profit	58,831	282,094	8,782	185,284	(119,069)	415,922
Marketing, general and administrative	(2,874)	(188,211)	(5,487)	(115,446)	—	(312,018)
Operating income	55,957	93,883	3,295	69,838	(119,069)	103,904
Interest income (expense), net	9,860	(10,687)	3,760	(15,201)	—	(12,268)
Other income (expense)	625	(25,263)	60,924	(30,383)	—	5,903
Income before income taxes	66,442	57,933	67,979	24,254	(119,069)	97,539
Income tax expense	(2,300)	697	(20,550)	(7,277)	—	(29,430)
Income before minority interest	64,142	58,630	47,429	16,977	(119,069)	68,109
Minority interest	—	—	—	(3,967)	—	(3,967)
Net income	$64,142	$ 58,630	$ 47,429	$ 13,010	$(119,069)	$ 64,142

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

FOR THE THIRTEEN WEEKS ENDED SEPTEMBER 28, 2003 (In thousands, unaudited)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Sales	$ —	$ 658,200	$ 37,629	$ 724,362	$ —	$1,420,191
Excise taxes	—	(105,912)	(526)	(265,029)	—	(371,467)
Net sales	—	552,288	37,103	459,333	—	1,048,724
Cost of goods sold	—	(336,779)	(30,077)	(291,160)	—	(658,016)
Equity in subsidiary earnings	54,345	67,181	—	—	(121,526)	—
Gross profit	54,345	282,690	7,026	168,173	(121,526)	390,708
Marketing, general and administrative expenses	(125)	(171,515)	(4,688)	(104,985)	—	(281,313)
Operating income (loss)	54,220	111,175	2,338	63,188	(121,526)	109,395
Interest income (expense) net	11,544	(15,384)	4,165	(13,964)	—	(13,639)
Other (expense) income	(35)	(49,329)	74,785	(25,422)	—	(1)
Income before income taxes	65,729	46,462	81,288	23,802	(121,526)	95,755
Income tax expense	(4,301)	7,828	(30,713)	(7,141)	—	(34,327)
Net income	$61,428	$ 54,290	$ 50,575	$ 16,661	$(121,526)	$ 61,428

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF INCOME
FOR THE THIRTY-NINE WEEKS ENDED SEPTEMBER 26, 2004 (In thousands, unaudited)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Sales	$ —	$1,917,608	$108,099	$2,247,134	$ —	$ 4,272,841
Excise taxes	—	(299,100)	(1,595)	(793,635)	—	(1,094,330)
Net sales	—	1,618,508	106,504	1,453,499	—	3,178,511
Cost of goods sold	—	(996,265)	(83,128)	(923,759)	—	(2,003,152)
Equity in subsidiary earnings	121,875	140,667	—	—	(262,542)	—
Gross profit	121,875	762,910	23,376	529,740	(262,542)	1,175,359
Marketing, general and administrative expenses	(4,538)	(542,166)	(20,604)	(350,549)	—	(917,857)
Operating income (loss)	117,337	220,744	2,772	179,191	(262,542)	257,502
Interest income (expense), net	32,310	(37,368)	12,801	(48,574)	—	(40,831)
Other (expense) income	315	(70,487)	154,434	(78,379)	—	5,883
Income before income taxes	149,962	112,889	170,007	52,238	(262,542)	222,554
Income tax expense	(8,944)	8,733	(53,775)	(15,672)	—	(69,658)
Income before minority interest	141,018	121,622	116,232	36,566	(262,542)	152,896
Minority interest	—	—	—	(11,878)	—	(11,878)
Net income	$141,018	$ 121,622	$116,232	$ 24,688	$(262,542)	$ 141,018

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF INCOME
FOR THE THIRTY-NINE WEEKS ENDED SEPTEMBER 28, 2003 (In thousands, unaudited)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Sales	$ —	$ 1,933,947	$ 87,129	$1,969,341	$ —	$ 3,990,417
Beer excise taxes	—	(306,264)	(965)	(705,947)	—	(1,013,176)
Net sales	—	1,627,683	86,164	1,263,394	—	2,977,241
Cost of goods sold	—	(1,008,494)	(69,097)	(822,986)	—	(1,900,577)
Equity in subsidiary earnings	114,985	101,003	—	—	(215,988)	—
Gross profit	114,985	720,192	17,067	440,408	(215,988)	1,076,664
Marketing, general and administrative expenses	(366)	(517,402)	(18,779)	(298,888)	—	(835,435)
Operating income (loss)	114,619	202,790	(1,712)	141,520	(215,988)	241,229
Interest income (expense), net	34,637	(45,667)	4,652	(41,233)	—	(47,611)
Other (expense) income	(125)	(42,154)	114,490	(65,920)	—	6,291
Income before income taxes	149,131	114,969	117,430	34,367	(215,988)	199,909
Income tax expense	(10,555)	(204)	(40,263)	(10,311)	—	(61,333)
Net income	$138,576	$ 114,765	$ 77,167	$ 24,056	$(215,988)	$ 138,576

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS

AS OF SEPTEMBER 26, 2004

(In thousands, unaudited)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Assets						
Current assets:						
Cash and cash equivalents	$ 6,035	$ 821	$ 4,024	$ 81,606	$ —	$ 92,486
Accounts receivable, net	—	96,730	10,278	481,256	—	588,264
Other receivables, net	—	48,710	146	55,291	—	104,147
Inventories	—	123,046	5,463	106,956	—	235,465
Other current assets	—	56,923	329	44,267	—	101,519
Total current assets	6,035	326,230	20,240	769,376	—	1,121,881
Properties, net	—	781,726	19,242	595,832	—	1,396,800
Goodwill	—	158,189	(152,965)	805,227	—	810,451
Other intangibles, net	—	48,084	10,426	504,988	—	563,498
Investments in joint ventures	—	64,671	—	71,327	—	135,998
Net investment in and advances to subs	1,554,724	1,864,108	—	—	(3,418,832)	—
Long-term deferred tax asset	16,188	10,214	131,336	51,366	—	209,104
Other non-current assets	5,419	95,731	2,648	135,104	—	238,902
Total assets	$1,582,366	$3,348,953	$ 30,927	$2,933,220	$(3,418,832)	$4,476,634
Liabilities and shareholder's equity						
Current liabilities:						
Accounts payable	$ —	$ 101,812	$ 2,720	$ 154,384	$ —	$ 258,916
Accrued salaries and vacations	4,156	47,324	1,369	5,951	—	58,800
Taxes, other than income	—	39,835	560	140,254	—	180,649
Accrued expenses and other liabilities	37,793	168,005	130	276,578	—	482,506
Current debt	20,000	119,113	—	4,547	—	143,660
Total current liabilities	61,949	476,089	4,779	581,714	—	1,124,531
Long-term debt	—	859,628	—	60,689	—	920,317
Deferred tax liability	—	—	—	202,106	—	202,106
Other long-term liabilities	7,737	461,130	208	215,710	—	684,785
Total liabilities	69,686	1,796,847	4,987	1,060,219	—	2,931,739
Minority interest	—	—	—	32,215	—	32,215
Total shareholders' equity	1,512,680	1,552,106	25,940	1,840,786	(3,418,832)	1,512,680
Total liabilities and shareholders' equity	$1,582,366	$3,348,953	$ 30,927	$2,933,220	$(3,418,832)	$4,476,634

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEETS
AS OF DECEMBER 28, 2003
(In thousands, unaudited)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Eliminations	Consolidated
Assets						
Current assets:						
Cash and cash equivalents	$ 454	$ 802	$ 2,849	$ 15,335	$ —	$ 19,440
Accounts receivable, net	35	45,018	8,990	564,010	—	618,053
Other receivables, net	—	66,483	2,220	64,316	—	133,019
Total inventories	—	109,113	5,619	94,753	—	209,485
Other current assets	—	40,043	423	58,385	—	98,851
Total current assets	489	261,459	20,101	796,799	—	1,078,848
Properties, at cost and net	—	813,996	18,919	617,870	—	1,450,785
Goodwill	—	151,868	(149,974)	794,526	—	796,420
Other intangibles, net	—	66,913	82,782	402,417	—	552,112
Investments in joint ventures	—	95,392	—	98,190	—	193,582
Net investment in and advances to subs	1,285,272	1,851,260	—	—	(3,136,532)	—
Deferred tax asset	18,392	(125)	135,047	51,490	—	204,804
Other non-current assets	5,318	78,698	2,648	123,011	—	209,675
Total assets	$1,309,471	$3,319,461	$ 109,523	$2,884,303	$(3,136,532)	$ 4,486,226
Liabilities and Shareholders' Equity						
Current liabilities:						
Accounts payable	$ —	$ 179,300	$ 1,091	$ 215,813	$ —	$ 396,204
Accrued salaries and vacations	—	47,640	1,203	8,750	—	57,593
Taxes, other than income taxes	—	27,704	715	184,062	—	212,481
Accrued expenses and other liabilities	14,739	103,754	3,456	254,330	—	376,279
Current debt	—	76,855	—	14,310	—	91,165
Total current liabilities	14,739	435,253	6,465	677,265	—	1,133,722
Long-term debt	20,000	1,119,832	(865)	20,871	—	1,159,838
Deferred tax liability	—	—	—	195,523	—	195,523
Other long-term liabilities	7,356	480,401	840	241,170	—	729,767
Total liabilities	42,095	2,035,486	6,440	1,134,829	—	3,218,850
Total shareholders' equity	1,267,376	1,283,975	103,083	1,749,474	(3,136,532)	1,267,376
Total liabilities and shareholders' equity	$1,309,471	$3,319,461	$ 109,523	$2,884,303	$(3,136,532)	$ 4,486,226

ADOLPH COORS COMPANY AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE THIRTY-NINE WEEKS ENDED SEPTEMBER 26, 2004

(In thousands, unaudited)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Consolidated
Net cash provided by (used in) operating activities	$ 19,349	$ 5,762	$ 108,842	$ 170,368	$ 304,321
CASH FLOWS FROM INVESTING ACTIVITIES:					
Capital expenditures	—	(62,153)	(1,534)	(67,304)	(130,991)
Proceeds from sales of assets	—	719	332	46,528	47,579
Investment in Molson USA, LLC	—	(1,747)	—	—	(1,747)
Cash recognized on initial consolidation of joint ventures	—	—	—	20,840	20,840
Cash received from Interbrew (Note 12)	—	—	—	25,836	25,836
Trade loans advanced to customers	—	—	—	(20,785)	(20,785)
Trade loan repayments from customers	—	—	—	43,651	43,651
Other	—	—	(86)	88	2
Net cash (used in) provided by investing activities	—	(63,181)	(1,288)	48,854	(15,615)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Issuance of stock under stock plans	53,901	—	—	—	53,901
Dividends paid	(22,843)	—	—	—	(22,843)
Net payments on short-term borrowings	—	(7,000)	—	(14,307)	(21,307)
Net payments on commercial paper	—	(130,500)	—	—	(130,500)
Payments on debt and capital lease obligations	—	(86,571)	—	(2,499)	(89,070)
Dividends paid to minority interest holders	—	—	—	(7,218)	(7,218)
Change in overdraft balances and other	9	(4)	—	(5)	—
Net activity in investment and advances (to) from subsidiaries	(44,835)	281,513	(107,544)	(129,134)	—
Net cash (used in) provided by financing activities	(13,768)	57,438	(107,544)	(153,163)	(217,037)
CASH AND CASH EQUIVALENTS:					
Net (decrease) increase in cash and cash equivalents	5,581	19	10	66,059	71,669
Effect of exchange rate changes on cash and cash equivalents	—	—	1,165	212	1,377
Balance at beginning of year	454	802	2,849	15,335	19,440
Balance at end of quarter	$ 6,035	$ 821	$ 4,024	$ 81,606	$ 92,486

ADOLPH COORS COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE THIRTY-NINE WEEKS ENDED SEPTEMBER 28, 2003
(In thousands, unaudited)

	Parent Guarantor	Issuer of Notes	Subsidiary Guarantors	Subsidiary Non Guarantors	Consolidated
Net cash provided by operating activities	$ 18,041	$ 135,736	$ 95,749	$ 79,741	$ 329,267
CASH FLOWS FROM INVESTING ACTIVITIES:					
Capital Expenditures	—	(60,719)	(892)	(98,334)	(159,945)
Proceeds from sales of properties	—	307	10,177	5,135	15,619
Investment in Molson USA, LLC	—	(5,239)	—	—	(5,239)
Trade loans advanced to customers	—	—	—	(26,429)	(26,429)
Trade loan repayments from customers	—	—	—	39,080	39,080
Other	—	(630)	—	—	(630)
Net cash (used in) provided by investing activities	—	(66,281)	9,285	(80,548)	(137,544)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Issuances of stock under stock plans	1,563	—	—	—	1,563
Dividends paid	(22,359)	—	—	—	(22,359)
Net proceeds (payments on) from short-term borrowings	—	34,167	—	(80,015)	(45,848)
Net proceeds on commercial paper	—	249,690	—	—	249,690
Payments on debt and capital lease obligation	—	(378,099)	—	—	(378,099)
Change in overdraft balances	—	(25,227)	—	—	(25,227)
Net activity in investment and advances (to) from subsidiaries	2,868	50,696	(104,727)	51,163	—
Net cash used in financing activities	(17,928)	(68,773)	(104,727)	(28,852)	(220,280)
CASH AND CASH EQUIVALENTS:					
Net increase (decrease) in cash and cash equivalents	113	682	307	(29,659)	(28,557)
Effect of exchange rate changes on cash and cash equivalents	—	—	223	418	641
Balance at beginning of year	161	499	634	57,873	59,167
Balance at end of quarter	$ 274	$ 1,181	$ 1,164	$ 28,632	$ 31,251

ADOLPH COORS COMPANY

311 10TH STREET
GOLDEN, COLORADO 80401
(•)

Proxy for Special Meeting of Stockholders
to be Held on • , 2004

THIS PROXY IS SOLICITED ON BEHALF OF COORS' BOARD OF DIRECTORS

The undersigned hereby appoints Peter H. Coors, W. Leo Kiely III and Annita M. Menogan, or each of them, with full power of substitution, as a proxy or proxies to represent the undersigned at a special meeting of stockholders to be held on • , 2004 or any adjournment or postponement of the special meeting and to vote at the special meeting, as designated on the other side of this proxy card, all the shares of Class A common stock of Adolph Coors Company, a Delaware corporation ("Coors"), held of record by the undersigned at the close of business on •, 2004, with all the power that the undersigned would possess if personally present, in accordance with the instructions noted hereon, as follows:

Voting Instructions

Vote on the Internet		Vote by Phone		Vote by Mail
Access the Internet address: www.eproxyvote.com/RKY to cast your vote. Please have your entire card in hand.	OR	Call toll free in the U.S., Canada or Puerto Rico • on a touch-tone telephone and follow the instructions. There is NO CHARGE to you for this call. Please have this entire card in hand.	OR	Mark, sign and date the other side of this proxy card and return promptly in the enclosed postage-paid envelope.

Vote 24 hours a day, 7 days a week on the Internet or by phone.

Votes by Internet or phone must be completed by • Denver time, • , 2004.

If you vote by Internet or by phone, you do NOT need to mail in your Proxy Card.

PLEASE VOTE

COORS' BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSALS LISTED ON THE OTHER SIDE OF THIS PROXY CARD. IF NOT OTHERWISE SPECIFIED, THIS PROXY WILL BE VOTED PURSUANT TO THE BOARD OF DIRECTORS' RECOMMENDATION.

PLEASE VOTE, DATE AND SIGN THIS PROXY ON THE OTHER SIDE AND PROMPTLY RETURN IN THE ENCLOSED ENVELOPE. IF YOU WISH TO VOTE BY INTERNET OR TELEPHONE, PLEASE FOLLOW THE INSTRUCTIONS ABOVE.

Detach here if you are returning your proxy card by mail

Coors' Board of Directors recommends a vote "FOR" each proposal. To vote in accordance with the Board of Directors' recommendation, merely sign below; no boxes need to be checked. The special meeting is being held in connection with the proposed business combination between Coors and Molson Inc. ("Molson") to form Molson Coors Brewing Company ("Molson Coors").

PLEASE COMPLETE [A] OR [B], BUT NOT BOTH

[A.] If you wish to vote FOR or AGAINST, or to ABSTAIN with respect to, the restated certificate of incorporation of Molson Coors Brewing Company in the form attached as Annex G, in its entirety (including **ALL** proposed amendments to the certificate of incorporation described in the Joint Proxy Statement/Management Information Circular), please mark the appropriate box in this Item [A] and Skip Item [B] below:

☐ FOR ☐ AGAINST ☐ ABSTAIN

IF YOU MARK BOTH ITEM [A] AND ANY ITEM IN [B] BELOW ONLY YOUR VOTE ON ITEM [A] WILL BE COUNTED.

[B.] Alternatively, if you wish to vote separately on each amendment described in the attached Joint Proxy Statement/Management Information Circular and reflected in the restated certificate of incorporation of Molson Coors Brewing Company in the form attached as Annex G, please do so by marking the appropriate box in each item below:

1. to change the company's name to "Molson Coors Brewing Company" from "Adolph Coors Company;"

   ☐ FOR ☐ AGAINST ☐ ABSTAIN

2. to increase the number of authorized shares of Class A common stock and Class B common stock to 500,000,000 for each class;

   ☐ FOR ☐ AGAINST ☐ ABSTAIN

3. to authorize the creation of one share of each of special Class A voting stock and special Class B voting stock, through which the holders of Class A exchangeable shares and Class B exchangeable shares described in the proxy statement, respectively, will exercise their voting rights with respect to the combined company;

   ☐ FOR ☐ AGAINST ☐ ABSTAIN

4. to provide that holders of Class B common stock and special Class B voting stock may not take action by written consent;

   ☐ FOR ☐ AGAINST ☐ ABSTAIN

5. to include additional governance and corporate actions among the actions requiring the approval of the holders of the Class A common stock and the special Class A voting stock, voting as a single class;

   ☐ FOR ☐ AGAINST ☐ ABSTAIN

6. to provide that no dividend may be declared or paid on the Class A common stock or Class B common stock unless an equal dividend is declared or paid on the Class B common stock or Class A common stock, as applicable;

   ☐ FOR ☐ AGAINST ☐ ABSTAIN

7. to provide that shares of Class A common stock will be convertible at the election of the holder into shares of Class B common stock;

   ☐ FOR ☐ AGAINST ☐ ABSTAIN

8. to provide that shares of Class B common stock will be convertible into shares of Class A common stock in limited circumstances relating to specified offers which are not made to holders of Class B common stock;

☐ FOR ☐ AGAINST ☐ ABSTAIN

9. to provide that holders of the Class B common stock and the special Class B voting stock, voting as a single class, will be entitled to elect three members of the Molson Coors board of directors;

☐ FOR ☐ AGAINST ☐ ABSTAIN

10. to provide for a nominating committee, related nominating procedures and procedures for filling vacancies on the Molson Coors board of directors not previously provided for in the existing Coors certificate of incorporation;

☐ FOR ☐ AGAINST ☐ ABSTAIN

11. subject to the right of the holders of Class B stock to vote on any charter amendment to increase or decrease the authorized number of shares of Class B stock, to provide that the number of authorized shares of any class of stock of Molson Coors may be increased or decreased by the affirmative vote of the holders of Class A common stock and special Class A voting stock, voting together as a single class;

☐ FOR ☐ AGAINST ☐ ABSTAIN

12. to provide that the size of the Molson Coors board of directors shall be determined by resolution of the Molson Coors board of directors in accordance with the bylaws;

☐ FOR ☐ AGAINST ☐ ABSTAIN

13. to provide that (i) any director may be removed, with cause, by a vote of holders of a majority of the voting power of the Class A common stock, special Class A voting stock, Class B common stock and special Class B voting stock, voting together as a single class and (ii) any director may be removed, without cause, by a vote of the holders of a majority of the voting power of the class or classes that elected the director;

☐ FOR ☐ AGAINST ☐ ABSTAIN

14. to provide that the power of the Molson Coors board of directors to amend the Molson Coors bylaws may be limited by a provision of the bylaws in effect as of the date of the filing of the restated certificate of incorporation of Molson Coors;

☐ FOR ☐ AGAINST ☐ ABSTAIN

15. to provide that, except as otherwise provided in the bylaws, Molson Coors shall be required to indemnify a person otherwise entitled to indemnification pursuant to the Molson Coors restated certificate of incorporation in connection with a proceeding commenced by such person only if the commencement of such proceeding was authorized by the Molson Coors bylaws, any written agreement between such person and Molson Coors, or in the specific case by the Molson Coors board of directors.

A vote FOR all of the items numbered 1 through 15 above constitutes a vote in favor of adopting the restated certificate of incorporation of Molson Coors Brewing Company in the form attached as Annex G to the enclosed Joint Proxy Statement/Management Information Circular. A vote AGAINST ANY of the items numbered 1 through 15 above, or an ABSTENTION with respect to ANY of those numbered items, will have the same effect as a vote AGAINST a necessary requirement of the merger transaction referred to in the Joint Proxy Statement/Management Information Circular.

[C.] If you wish to vote on the proposal to approve the issuance of shares of Coors Class A common stock, Coors Class B common stock, special Class A voting stock and special Class B voting stock (and any shares convertible or exchangeable for any such stock) pursuant to the Combination

Agreement, dated July 21, 2004, by and among the Company, Molson Inc. and Molson Coors Canada Inc., a Canadian subsidiary of the Company, as amended, which agreement is attached as Annex B to the enclosed joint proxy statement/management information circular, and the plan of arrangement referred to in that agreement, a form of which is attached as Annex D to the enclosed joint proxy statement/management information circular, please do so by marking the appropriate box below.

☐ FOR ☐ AGAINST ☐ ABSTAIN

[D.] To approve any proposal which may be submitted by the Company to adjourn the special meeting to a later date to solicit additional proxies in favor of any of the proposals described in the proxy statement.

☐ FOR ☐ AGAINST ☐ ABSTAIN

☒ Please mark votes as in this example.

The shares represented by this proxy will be voted as directed by the shareholder. In his or her discretion, any named proxy may vote on such other business as may properly come before the special meeting or any adjournments or postponements thereof.

This proxy revokes all prior proxies with respect to the special meeting and may be revoked prior to exercise. Receipt of the Notice of Special Meeting of Stockholders and the joint proxy statement/management information circular relating to the special meeting is hereby acknowledged.

Mark box at right if you plan to attend the Special Meeting. ☐

Please complete, sign, date and return the proxy card promptly, using the enclosed envelope.

Please sign exactly as name appears on this proxy card. When shares are held by joint tenants, both should sign. When signing as attorney, as executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Signature: ____________________ Date: ____________ Signature: ____________________ Date: ____________

ADOLPH COORS COMPANY

**311 10TH STREET
GOLDEN, COLORADO 80401
(•)**

**Proxy for Class B Common Stock for Special Meeting of Stockholders
to be Held on • , 2004**

THIS PROXY IS SOLICITED ON BEHALF OF COORS' BOARD OF DIRECTORS

The undersigned hereby appoints Peter H. Coors, W. Leo Kiely III and Annita M. Menogan, or each of them, with full power of substitution, as a proxy or proxies to represent the undersigned at a special meeting of stockholders to be held on • , 2004 or any adjournment or postponement of the special meeting and to vote at the special meeting, as designated on the other side of this proxy card, all the shares of Class B common stock of Adolph Coors Company, a Delaware corporation ("Coors"), held of record by the undersigned at the close of business on •, 2004, with all the power that the undersigned would possess if personally present, in accordance with the instructions noted hereon, as follows:

Voting Instructions

Vote on the Internet		**Vote by Phone**		**Vote by Mail**
Access the Internet address: www.eproxyvote.com/RKY to cast your vote. Please have your entire card in hand.	OR	Call toll free in the U.S., Canada or Puerto Rico • on a touch-tone telephone and follow the instructions. There is NO CHARGE to you for this call. Please have this entire card in hand.	OR	Mark, sign and date the other side of this proxy card and return promptly in the enclosed postage-paid envelope.

Vote 24 hours a day, 7 days a week on the Internet or by phone.

Votes by Internet or phone must be completed by • Denver time, • , 2004.

If you vote by Internet or by phone, you do NOT need to mail in your Proxy Card.

PLEASE VOTE

COORS' BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSALS LISTED ON THE OTHER SIDE OF THIS PROXY CARD. IF NOT OTHERWISE SPECIFIED, THIS PROXY WILL BE VOTED PURSUANT TO THE BOARD OF DIRECTORS' RECOMMENDATION.

PLEASE VOTE, DATE AND SIGN THIS PROXY ON THE OTHER SIDE AND PROMPTLY RETURN IN THE ENCLOSED ENVELOPE. IF YOU WISH TO VOTE BY INTERNET OR TELEPHONE, PLEASE FOLLOW THE INSTRUCTIONS ABOVE.

Detach here if you are returning your proxy card by mail

Coors' Board of Directors recommends a vote "FOR" each proposal. To vote in accordance with the Board of Directors' recommendation, merely sign below; no boxes need to be checked. The special meeting is being held in connection with the proposed business combination between Coors and Molson Inc. ("Molson") to form Molson Coors Brewing Company ("Molson Coors").

PLEASE COMPLETE [A] OR [B], BUT NOT BOTH

[A.] If you wish to vote FOR or AGAINST, or to ABSTAIN with respect to, the restated certificate of incorporation of Molson Coors Brewing Company in the form attached as Annex G, in its entirety (including **ALL** proposed amendments to the certificate of incorporation described in the Joint Proxy Statement/Management Information Circular), please mark the appropriate box in this Item [A] and Skip Item [B] below:

☐ FOR ☐ AGAINST ☐ ABSTAIN

IF YOU MARK BOTH ITEM [A] AND ANY ITEM IN [B] BELOW ONLY YOUR VOTE ON ITEM [A] WILL BE COUNTED.

[B.] Alternatively, if you wish to vote separately on each amendment described in the attached Joint Proxy Statement/Management Information Circular and reflected in the restated certificate of incorporation of Molson Coors Brewing Company in the form attached as Annex G, please do so by marking the appropriate box in each item below:

1. to increase the authorized number of shares of Class A common stock and Class B common stock to 500,000,000 for each class;

☐ FOR ☐ AGAINST ☐ ABSTAIN

2. to authorize the creation of one share each of special Class A voting stock and special Class B voting stock, through which the holders of Class A exchangeable shares and Class B exchangeable shares, respectively, will exercise their voting rights with respect to the combined company;

☐ FOR ☐ AGAINST ☐ ABSTAIN

3. to provide that holders of Class B common stock and special Class B voting stock may not take action by written consent;

☐ FOR ☐ AGAINST ☐ ABSTAIN

4. to include additional governance and corporate actions among the actions requiring the approval of the holders of the Class A common stock and the special Class A voting stock, voting as a single class;

☐ FOR ☐ AGAINST ☐ ABSTAIN

5. to provide that no dividend may be declared or paid on the Class A common stock or Class B common stock unless an equal dividend is declared or paid on the Class B common stock or Class A common stock, as applicable;

☐ FOR ☐ AGAINST ☐ ABSTAIN

6. to provide that shares of Class A common stock will be convertible at the election of the holder into shares of Class B common stock;

☐ FOR ☐ AGAINST ☐ ABSTAIN

7. to provide that shares of Class B common stock will be convertible into shares of Class A common stock in limited circumstances relating to specified offers which are not made to holders of Class B common stock;

☐ FOR ☐ AGAINST ☐ ABSTAIN

8. to provide that holders of the Class B common stock and the special Class B voting stock (acting upon the instructions of the holders of Class B exchangeable shares), voting as a single class, will be entitled to elect three members of the Molson Coors board of directors;

☐ FOR ☐ AGAINST ☐ ABSTAIN

9. subject to the right of the holders of Class B stock to vote on any charter amendment to increase or decrease the authorized number of shares of Class B stock, to provide that the number of authorized shares of any class of stock of Molson Coors may be increased or decreased by the affirmative vote of the holders of Class A common stock and special Class A voting stock, voting together as a single class;

☐ FOR ☐ AGAINST ☐ ABSTAIN

10. to provide that (i) any director may be removed, with cause, by a vote of holders of a majority of the voting power of the Class A common stock, special Class A voting stock, Class B common stock and special Class B voting stock, voting together as a single class, and (ii) any director may be removed, without cause, by a vote of the holders of a majority of the voting power of the class or classes that elected the director.

☐ FOR ☐ AGAINST ☐ ABSTAIN

A vote FOR all of the items numbered 1 through 10 above constitutes a vote in favor of adopting the restated certificate of incorporation of Molson Coors Brewing Company in the form attached as Annex G to the enclosed Joint Proxy Statement/Management Information Circular. A vote AGAINST ANY of the items numbered 1 through 10 above, or an ABSTENTION with respect to ANY of those numbered items, will have the same effect as a vote AGAINST a necessary requirement of the merger transaction referred to in the Joint Proxy Statement/Management Information Circular.

☒ Please mark votes as in this example.

The shares represented by this proxy will be voted as directed by the shareholder. In his or her discretion, any named proxy may vote on such other business as may properly come before the special meeting or any adjournments or postponements thereof.

This proxy revokes all prior proxies with respect to the special meeting and may be revoked prior to exercise. Receipt of the Notice of Special Meeting of Stockholders and the joint proxy statement/management information circular relating to the special meeting is hereby acknowledged.

Mark box at right if you plan to attend the Special Meeting. ☐

Please complete, sign, date and return the proxy card promptly, using the enclosed envelope.

Please sign exactly as name appears on this proxy card. When shares are held by joint tenants, both should sign. When signing as attorney, as executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Signature: ____________________ Date: ____________ Signature: ____________________ Date: ____________